Form 20-F
period 2005-06-30
Kimber Resources Inc.
filed 2005-12-20
CIK 1294662

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

 [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended June 30, 2005

Commission file number:  050963

KIMBER RESOURCES INC.

______________________________________________________________________________

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

______________________________________________________________________________

 (Jurisdiction of incorporation or organization)

Suite 215 - 800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6

______________________________________________________________________________

 (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

______________________________________________________________________________

 (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or Common Shares as of the close of the period covered by the annual report:

As at June 30, 2005, 33,732,828 Common Shares without par value were issued and outstanding.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Not Applicable

Indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17  ✓   Item 18  ___

TABLE OF CONTENTS

GLOSSARY

4

FORWARD LOOKING STATEMENTS

11

PART I

12

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

12

A.

Directors and Senior Management

12

B.

Advisers

12

C.

Auditors

12

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

12

A.

Offer Statistics

12

B.

Method and Expected Timetable

12

ITEM 3 - KEY INFORMATION

12

A.

Selected Financial Data

12

B.

Capitalization and Indebtedness

15

C.

Reasons for the Offer and Use of Proceeds

15

D.

Risk Factors

15

ITEM 4 - INFORMATION ON THE COMPANY

27

A.

History and Development of Kimber Resources Inc.

27

B.

Business Overview

28

C.

Organizational Structure

30

D.

Property, Plants and Equipment

31

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

52

A.

Operating Results

53

B.

Liquidity and Capital Resources

56

C.

Research and Development, Patents and Licenses, Etc.

58

D.

Trend Information

58

E.

Off-Balance Sheet Arrangements

58

F.

Tabular Disclosure of Contractual Obligations

58

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

59

A.

Directors and Senior Management

59

B.

Compensation

64

C.

Board Practices.

65

D.

Employees

66

E.

Share Ownership

67

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

71

A.

Major Shareholders

71

B.

Related Party Transactions

71

C.

Interests of Experts and Counsel.

72

ITEM 8 - FINANCIAL INFORMATION

73

A.

Consolidated Statements and Other Financial Information

73

B.

Significant Changes

73

ITEM 9 - THE OFFERING AND LISTING

74

A.

Offer and Listing Details

74

B.

Plan of Distribution

75

C.

Markets.

75

D.

Selling Shareholders

75

E.

Dilution

75

F.

Expenses of the Issue

75

ITEM 10 - ADDITIONAL INFORMATION

76

A.

Share Capital

76

B.

Notice of Articles and Articles

80

C.

Material Contracts.

85

D.

Exchange Controls

85

E.

Taxation

85

F.

Dividends and Paying Agents

94

G.

Statement by Experts.

94

H.

Documents on Display

94

I.

Subsidiary Information

95

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET

  RISK

95

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

95

A.

Debt Securities

95

B.

Warrants and Rights

95

C.

Other Securities.

95

D.

American Depository Shares

95

PART II

96

ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

96

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

                   AND USE OF PROCEEDS

96

ITEM 15 - CONTROLS AND PROCEDURES

96

ITEM 16 - RESERVED

96

ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERT

96

ITEM 16B - CODE OF ETHICS

96

ITEM 16C - PRINCIPAL ACCOUNTANT FEES AND SERVICES

103

ITEM 16D - EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT

  COMMITTEES

104

ITEM 16E - PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED

  PURCHASERS

104

PART III

105

ITEM 17 - FINANCIAL STATEMENTS

105

ITEM 18 - FINANCIAL STATEMENTS

105

ITEM 19 - EXHIBITS

105

GLOSSARY OF TERMS

Glossary of Non-Geological Terms

Certain terms and abbreviations used in this Annual Report are defined below:

“Atna” means Atna Resources Ltd.;

“Canaccord” means Canaccord Capital Corporation, the agent for Kimber’s Initial Public Offering;

“Carmen deposit” is the name given to the volume of gold and silver-bearing rock in and around the former Monterde mine. Until drilling is complete, the boundaries of the deposit will remain undefined. (See Figure 2, Figure 3 and Figure 4);

“Carmen structure” is a geological fracture, which was one of the principal conduits for the introduction of the mineral-bearing fluids which formed the Carmen deposit;

“Chemex” means ALS Chemex, Aurora Laboratory Services Ltd.;

“Common Shares” means the common shares without par value in the capital of Kimber Resources Inc.;

“Ejido” (aa-hee-do) is a Mexican legal entity, which owns a specific area of land and holds it collectively for its members. Ejidos were formed by way of a resolution from the Federal Government of Mexico under the Agrarian Act for the administration and development of collective property rights over agricultural land owned by the Federal Government. Ejidos are administered and controlled by an Ejido council. The consent of an Ejido council is a requirement for access to such lands for mineral exploration and development. Since 1990 Mexican law has permitted the "partition and privatization" of Ejido land from the Government to the Ejidos and from the Ejidos to individual members;

“El Coronel Concessions” means the mineral concessions located in the Monterde Mining District, State of Chihuahua, Mexico, listed under the heading “El Coronel Concessions” in Table 1 of this Annual Report;

“Golden Treasure” means Golden Treasure Explorations Inc.;

“Group 1 Concessions” means the mineral concessions forming part of the Monterde Property, located in the Monterde Mining District, State of Chihuahua, Mexico, listed under the heading “Group 1” in Table 1 of this Annual Report;

“Group 2 Concessions” means the mineral concessions forming part of the Monterde Property, located in the Monterde Mining District, State of Chihuahua, Mexico, listed under the heading “Group 2” in Table 1 of this Annual Report;

“Group 3 Concessions” means the mineral concession forming part of the Monterde Property, located in the Monterde Mining District, State of Chihuahua, Mexico, listed under the heading “Group 3” in Table 1 of this Annual Report;

“Group 4 Concessions” means the mineral concession forming part of the Monterde Property, located in the Monterde Mining District, State of Chihuahua, Mexico, listed under the heading “Group 4” in Table 1 of this Annual Report;

“IPO” means the Initial Public Offering of Kimber Resources Inc., closed July 12, 2002;

“July 12 Warrants” means the transferable share purchase warrants of Kimber issued July 12, 2002.  Each Warrant entitled the holder thereof to purchase one Common Share at a price of $0.45 until July 12, 2003 and thereafter at a price of $0.55 until January 12, 2004;

“Kimber” or the “Company” means Kimber Resources Inc., its wholly owned subsidiary Minera Monterde, S. de R.L. de C.V and its inactive, wholly owned subsidiary Kimber Resources de Mexico S.A de C.V collectively;

“Kimber Resources de Mexico” means Kimber Resources de Mexico S.A. de C.V. the wholly owned, inactive subsidiary of Kimber Resources Inc.;

“MineQuest” means MineQuest Exploration Associates Ltd.;

“Minera Monterde” means Minera Monterde, S. de R.L. de C.V., the wholly owned subsidiary, and the holder of Mexican mineral properties, of Kimber Resources Inc.;

“Monterde Property” or the “Property” means the mineral concessions located in the Monterde Mining District, State of Chihuahua, Mexico, listed in Table 1 of this Annual Report;

“Monterde Concessions” means the mineral concessions located in the Monterde Mining District, State of Chihuahua, Mexico, listed under the heading “Monterde Concessions” in Table 1 of this Annual Report;

“Option Plan” means the Kimber Resources Inc. 2002 Stock Option Plan;

“QA/QC” means a quality assurance and quality control program;

“Setago Property” or “Setago” means the staked mineral concession located in the Monterde Mining District, State of Chihuahua, Mexico

“Sierra Madre de Mexico” means Sierra Madre Gold de Mexico, S.A. de C.V.;

“Staked Concessions” means the mineral concessions forming part of the Monterde Property located in the Monterde Mining District, State of Chihuahua, Mexico, listed under the heading “Staked Concessions” in Table 1 of this Annual Report;

“Subdivision” means the subdivision of Kimber’s share capital on the basis of 1.6 “new” shares for each “old” share on April 30, 2002.

Geological or Technical Terms

“AA” means atomic absorption determination of metal content;

“Ag” is the chemical symbol for silver;

“aliquot” is that portion of a sample that is actually analyzed;

“alteration” is a change in the chemical and mineralogical composition of a rock caused by hydrothermal fluids;

“alunitic” refers to a type of hydrothermal alteration usually formed by sulphuric acid solutions acting on rocks rich in potash feldspar, and characterized by the mineral alunite;

“andesite” is a fine-grained volcanic rock, typically grey to dark grey, containing plagioclase, hornblende, biotite, or pyroxene phenocrysts;

“aphanitic” is a texture in igneous rock too fine to be observed with a naked eye;

“aqua-regia leach” means the dissolution of metals, especially gold and silver, in a mixture of concentrated hydrochloric and nitric acids;

“argillic alteration” is an alteration type characterized by the development of clay minerals at the expense of the original constituents of the rock;

“Au” is the chemical symbol for gold;

“breccia” is a rock that has been broken  by natural forces such as fault movements or volcanic explosions into very irregular fragments of varying sizes  with the spaces between the larger fragments filled by smaller fragments of the same material;

“CIM Standards” means the standards of disclosure for mineral projects under the guidelines set out in The Canadian Institute of Mining, Metallurgy and Petroleum;

“caldera” is a large basin-shaped volcanic depression, more or less circular in shape;

“comagmatic” is a term describing igneous rocks regarded as having been derived from common parent magma;

“dikes” are tabular bodies of igneous rock that cut structurally across adjacent rock;

“dip” is the maximum angle that a structural surface, such as layering in a rock or a fault makes with the horizontal, measured perpendicular to the strike and in the vertical plane;

“epithermal” refers to a hydrothermal mineral deposit formed within about 1 kilometre of the earth’s surface and in the temperature range of 50o to 200o C;

“euhedra” is a term describing mineral grains (crystals) with well-formed crystal faces;

“fault” is a fracture or fracture zone along which there has been displacement of the sides relative to one another;

“feldspars” are a group of aluminum-silica minerals with calcium, sodium or potassium.  They are major rock-forming minerals in igneous rocks;

“felsic” is a description applied to light-coloured igneous rock compositionally high in quartz, feldspars, feldspathiods, and muscovite;

“fire assay” is the assaying of metallic ores, usually of gold and silver, by methods requiring furnace heat;

“g/t” means grams per tonne;

“grade” is the relative quantity or the percentage of a commodity content in a resource, expressed as grams per tonne or ounces per ton for precious minerals, such as gold, or as a weight percentage for most other metals;

“hematite” or “hematitic” refers to a common iron mineral consisting of iron and oxygen;

“hornblende” a dark mafic mineral, the commonest mineral in the amphibole family, and occurring as a primary constituent in igneous rocks of acidic and intermediate composition, and less frequently in basic igneous rocks;

“hydrothermal” - pertains to hot water or the action of heated water, often considered heated by magma or in association with magma;

“hydrothermal alteration” - alteration of rocks or minerals by the reaction of hot water (and other fluids) with pre-existing rocks. The hot water is generally heated groundwater with dissolved minerals;

“hypabyssal” is a term applied to minor igneous intrusions emplaced at a shallow depth, such as sills and dikes, and to the rocks that form these intrusions;

“igneous rocks” are rocks that have formed from lava;

“Indicated Mineral Resource”(1) is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed;

“Inferred Mineral Resource”(1) is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes;

“intrusive” is an igneous rock that has solidified below the Earth's surface;

“latitic tuffs” are pale colored fragmental volcanic rocks with almost equal proportions of plagioclase and potassium feldspar and a porphyritic texture;

“leaching”  means the separation, selective removal or dissolving-out of soluble constituents from a rock or ore body by the natural actions of percolating water;

“lithologies” are groupings of rocks displaying similar physical characteristics including colour, mineral composition and grain size;

“magma” is molten rock located below the Earth's surface. When a volcano erupts or a deep crack occurs in the Earth, the magma rises and overflows. When it flows out of the volcano or crack, usually mixed with steam and gas, it is called lava;

“Measured Mineral Resource”(1) is that part of Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity;

“Mineral Resource”(1) is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource”, “Inferred Mineral Resource” used in this Annual Report are Canadian mining terms as defined in accordance with NI 43-101 under the guidelines set out in the CIM Standards;

“NI 43-101” (1) means National Instrument 43-101 – Standards of Disclosure for Mineral Projects.  A rule developed by the Canadian Securities Administrators (an umbrella group of Canada’s provincial and territorial securities regulators) that governs public disclosure by mining and mineral exploration issuers. The rule establishes certain standards for all public disclosure of scientific and technical information concerning mineral projects;

“ore” is a naturally occurring material from which a mineral or minerals of economic value can be extracted at a profit under economic conditions that are specified and are generally accepted as reasonable, also, the mineral or minerals thus extracted;

“phenocrysts” are the larger crystals embedded in a finer-grained groundmass of surrounding igneous rock;

“plagioclase” is a feldspar series, that constitutes one of the most common of rock-forming minerals.  Potassium feldspars form the other feldspar series;

“porphyry” is an igneous rock with conspicuous well-formed crystals (phenocrysts) in a finer-grained groundmass;

“preliminary feasibility study” means a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and which, if an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating, economic factors and the evaluation of other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may demonstrate that economic extraction can be justified;

“pyrophyllitic” rock containing pyrophillite, a relatively rare clay mineral formed during metamorphism;

“Qualified Person” or “QP” conforms to that definition under NI 43-101 for an individual (a) to be an engineer or geoscientist with at least five years’ experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; (b) with experience relevant to the subject matter of the mineral project and the technical report and (c) is a member in good standing of a professional association that, among other things, is self-regulatory, has been given authority by statute, admits members based on their qualifications and experience, requires compliance with professional standards of competence and ethics and has disciplinary powers to suspend or expel a member;

“RC” means reverse circulation, a type of drilling used to obtain mineral samples;

“Reserve”(2) (Mineral Reserve) is that portion of the Proven and Probable Reserves which may be mined and sold at a profit, taking in account all mining and licensing parameters;

“Resource”(1) (Mineral Resource) is a concentration or occurrence of material of intrinsically economic interest in or on the Earth's crust in such forms or quantities that there are reasonable prospects for eventual economic extraction.  The location, quantity, grade, geological characteristics, and continuity are known, estimated, or interpreted from specific geological evidence and knowledge.  Resources are subdivided, in order of increasing geological confidence, into Inferred, Indicated, and Measured categories;

“sanidine” is a potassium feldspar, occurring as clear crystals in unaltered acidic volcanic rocks;

“shear” is a fracture or fracture zone along which there has been differential movement of the sides relative to one another, typically leading to crushing, brecciation, and subsidiary fractures;

“siliceous alteration” is an alteration type characterized by the addition of silica or quartz to the original rock;

“stockwork” refers to a network of closely spaced veins in several orientations;

“tuff” is a general term for all volcanic rocks explosively or aerially ejected from a volcanic vent;

“UTM coordinates” means Universal Transverse Mercator coordinates, measured in metres from some fixed datum; and

“welded” is a term that refers to a tuff that has been indurated by the welding together of the glass shards that constitute the tuff.

1.

Note to U.S. investors: The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this Annual Report are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards (The Canadian Institute of Mining, Metallurgy and Petroleum) on Mineral Resources and Mineral Reserves Definitions and guidelines adopted by the CIM Council on August 20, 2000.  A reader in the United States should be aware that the definition standards enunciated in National Instrument 43-101 differ in certain respect from those set forth in SEC Industry Guide 7.

While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States.  As such, information contained in this Annual Report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.  “Indicated Mineral Resource” and “Inferred Mineral Resource” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an “Indicated Mineral Resource” or “Inferred Mineral Resource” will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into Reserves.

2.

Note to U.S. investors: The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” used in this Annual Report are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards.  In the United States, a Mineral Reserve is defined as part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

The definition for “Proven Mineral Reserves” under CIM Standards differs from the standards in the United States, where Proven or Measured Reserves are defined as Reserves which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; (b) grade and/or quality are computed from the results of detailed sampling and (c) the sites for inspection, sampling and measurement are spaced so closely and the geographic character is so well defined that size, shape, depth and mineral content of Reserves are well established.

The definition for “Probable Mineral Reserves” under CIM Standards differs from the standards in the United States, where Probable Reserves are defined as reserves for which quantity and grade and/or quality are computed from information similar to that of Proven Reserves (under United States standards), but the sites for inspection, sampling and measurement are further apart or are otherwise less adequately spaced, and the degree of assurance, although lower than that for Proven Mineral Reserves, is high enough to assume continuity between points of observation.  The degree of assurance, although lower than that for Proven Mineral Reserves, is high enough to assume continuity between points of observation.

Conversion Table
Metric		Imperial
1.0 millimetre (mm)	=	0.039 inches (in)
1.0 metre (m)	=	3.28 feet (ft)
1.0 kilometre (km)	=	0.621 miles (mi)
1.0 hectare (ha)	=	2.471 acres (ac)
1.0 gram (g)	=	0.032 troy ounces (oz)
1.0 metric tonne (t)	=	1.102 short tons (ton)
1.0 g/t	=	0.029 oz/ton

Unless otherwise indicated, all dollar ($) amounts referred to herein are in Canadian dollars.

FORWARD LOOKING STATEMENTS

This Annual Report contains forward-looking statements concerning the Company’s plans for its properties and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Any statements that express or involve discussions with respect to predictions, expectations, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could” or “would” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”.

Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits, results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with Kimber’s expectations, due to recovery, accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of feasibility studies, political risks involving operations in Mexico, and the policies of other nations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of reserves, such statements reflect the conclusion, based on certain assumptions, that the mineral deposit may be economically exploitable.

Some of the important risks and uncertainties that could affect forward-looking statements are described further in this document under headings “ITEM 3D - Risk Factors”, “ITEM 4B - Business Overview”, “ITEM 4D – Property, Plants and Equipment” and “ITEM 5 - Operating and Financial Review and Prospects”.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.  Kimber does not intend to update these forward-looking statements.  Investors are cautioned against attributing undue certainty to forward-looking statements.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following tables set forth and summarize selected consolidated financial data for Kimber, prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The tables also summarize certain corresponding information prepared in accordance United States generally accepted accounting principles (“U.S. GAAP”).  Canadian GAAP, as applied to Kimber, materially differs from U.S. GAAP.  For a discussion of these differences and their effect on Kimber’s financial statements, refer to “Item 5 - Operating and Financial Review and Prospects”.

For each of the fiscal years ended June 30 presented, the information in the tables was extracted from the more detailed financial statements of Kimber for those years presented, which have been audited.  All of the information contained in the selected financial data is qualified in its entirety by reference to the more detailed financial statements and related notes included in “Item 17 - Financial Statements”, and should be read in conjunction with such financial statements and with the information appearing in “Item 5 - Operating and Financial Review and Prospects”.

Kimber has financed operations principally through the sale of its equity securities and will require additional capital for its business operations. While Kimber believes it has sufficient capital and liquidity to finance current operations, nevertheless, its continued operations are dependent on its ability to obtain additional financing through the further sales of equity securities.  See “Item 3D - Risk Factors.”

Under Canadian Generally Accepted Accounting Principles (in Canadian dollars):

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	June 30,	June 30,	June 30,	June 30,	June 30,
	2005	2004	2003	2002 (1)	2001 (1)
	$	$	$	$	$

Current Assets	4,796,055	3,865,185	1,424,566	144,807	100,554
Equipment	436,736	442,408	75,943	4,434	-
Investment	103,596	103,596	103,596	103,596	103,596
Deferred IPO Costs	-	-	-	127,755	-
Unproven mineral rights costs	11,601,330	5,382,011	1,727,596	274,673	119,400
Total Assets	16,937,717	9,793,200	3,331,701	655,265	323,550
Current Liabilities	900,734	644,069	55,132	399,838	330,206
Total Liabilities	900,734	644,069	55,132	399,838	330,206
Net Assets (Liabilities)	16,036,983	9,149,131	3,276,569	255,427	(6,656)
Share Capital	19,033,066	11,126,010	4,299,265	764,496	360,355
Stock Based Compensation	1,366,406	559,628	-	-	-
Obligation to Issue Shares	-	-	-	-	16,750
Revenues	74,784	64,316	52,169	160	20
Deficit	(4,362,489)	(2,536,507)	(1,022,696)	(509,069)	(383,761)
Net Loss for the Period	(1,825,982)	(1,513,811)	(513,627)	(125,308)	(289,833)
Basic and Diluted Loss per Share	(0.06)	(0.07)	(0.04)	(0.03)	(0.09)
Weighted Average Number of
Common Shares Outstanding	30,612,668	21,977,441	13,381,406	3,747,610	3,103,470

Notes:

(1) – Common Shares of Kimber were not publicly traded prior to July 16, 2002

Under Canadian GAAP applicable to junior mining companies, mineral exploration expenditures are deferred for mineral properties under exploration or development until such time as it is determined that further exploration or development is not warranted, at which time the property costs are written-off.  Under U.S. GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of economic commercial production. The following information has been reconciled for U.S. GAAP.

Under U.S. Generally Accepted Accounting Principles (in Canadian dollars):

	Year	Year	Year	Year
	Ended	Ended	Ended	Ended
	June 30,	June 30,	June 30,	June 30,
	2005	2004	2003	2002(1)
	Audited	Audited	Audited	Audited
	$	$	$	$

Current Assets	4,796,055	3,865,185	1,424,566	144,807
Equipment	436,736	442,408	75,943	4,434
Investment	103,596	103,596	103,596	103,596
Deferred IPO Costs	-	-	-	127,755
Total Assets	5,336,387	4,411,189	1,604,105	380,592
Current Liabilities	900,734	644,069	55,132	399,838
Total Liabilities	900,734	644,069	55,132	399,838
Net Assets (Liabilities)	4,435,653	3,767,120	1,548,973	(19,246)
Share Capital	19,033,066	11,126,010	4,299,265	764,496
Stock Based Compensation	1,366,406	-	-	-
Obligation to Issue Shares	-	-	-	-
Deficit	(15,963,819)	(7,918,518)	(2,750,292)	(783,742)
Revenues	74,784	64,316	52,169	160
Net Loss for the Period	(8,059,794)	(5,168,226)	(1,966,550)	(280,581)
Basic and Diluted Loss per Share	(0.26)	(0.24)	(0.18)	(0.07)
Weighted Average Number of Common Shares Outstanding	30,612,668	21,977,441	10,708,817	3,747,610

Notes:

(1) Common Shares of Kimber were not publicly traded prior to July 16, 2002

Except where otherwise indicated, all information extracted from or based on the Consolidated Financial Statements of Kimber are presented in accordance with Canadian GAAP.

Dividends

No cash dividends have been declared nor are any currently expected to be declared. Kimber is not subject to legal restrictions respecting the payment of dividends except that they may not be paid to render Kimber insolvent.  Dividend policy will be based on Kimber’s cash resources and needs and it is anticipated that all available cash will be required to further Kimber’s exploration activities for the foreseeable future.

Exchange Rates

Unless otherwise indicated, all reference to dollar ($) amounts are in Canadian dollars.  The following table sets out the noon exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the periods indicated.  Rates of exchange are obtained from the Bank of Canada and believed by Kimber to be the approximate noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank in New York.

Period End and Average - $C vs. $US

	June 30,	June 30,	June 30,	June 30,	June 30,	June 30,
	2005	2004	2003	2002	2001	2000

Period End	0.8142	0.7440	0.7378	0.6585	0.6589	0.6760
Average	0.80118	0.7453	0.6622	0.6374	0.6582	0.6788

Monthly High and Low - $C vs. $US

	June	May	April	March	February	January
	2005	2005	2005	2005	2005	2005

High for Month	0.8173	0.8091	0.8286	0.8347	0.8167	0.8339
Low for Month	0.7915	0.7851	0.7923	0.8001	0.7966	0.8061

As of June 30, 2005, the exchange rate to convert one Canadian dollar into the U.S. dollar was 0.8142.

B. Capitalization and Indebtedness

Not Applicable

C. Reasons for the Offer and Use of Proceeds

Not Applicable

D. Risk Factors

The operations of the Company are speculative due to the high risk nature of its business which involves the exploration of mining properties.

Kimber is subject to a number of significant risks due to the nature of its business and the present stage of its business development.  The following factors should be considered:

INDUSTRY RISKS

Resource exploration and development is a high risk, speculative business

Resource exploration and development is a speculative business, characterized by a number of significant risks, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in quantity and quality to return a profit from production.

Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any particular level of recovery or ore reserves will in fact be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited.

Mineral exploration is subject to governmental regulations and may become subject to additional governmental regulations in the future.  If Kimber is unable to comply with these new regulations, its operations may be adversely affected.

Mineral exploration on Kimber’s properties are affected to varying degrees by: (i) government regulations relating to such matters as environmental protection, health, safety and labour; (ii) mining law reform; (iii) restrictions on production, price controls, and tax increases; (iv) maintenance of claims; (v) tenure; and (vi) expropriation of property.  Any mineral exploration activities conducted by Kimber, including commencement of production, require permits from governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, mining, production, exports, taxes, labour standards, occupation health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters.

Companies engaged in the operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.  All permits required for the conduct of mining operations, including the construction of mining facilities, may not be obtainable by Kimber on reasonable terms which would have an adverse effect on any mining project it might undertake.  Additionally, failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current governmental laws and regulations affecting mining companies, or the more stringent application thereof, could adversely affect Kimber’s operations including the potential to curtail or cease exploration programs or to preclude entirely the economic viability of a mineral property.  The extent of any future changes to governmental laws and regulations cannot be predicted or quantified, but it should be assumed that such laws and regulations will become more stringent in the future.  Generally, new laws and regulations will result in increased compliance costs, including costs for obtaining permits, delays or fines resulting from loss of permits or failure to comply with the new requirements.

The Company has not received the necessary water or explosives permits to conduct mining operations.

The department responsible for environmental protection in Mexico is SEMARNAT, which is similar to the U.S. Environmental Protection Agency and Canada’s Environmental Assessment Agency.  has broad authority to shut down and/or levy fines against facilities that do not comply with environmental regulations or standards.

Regulations require that an environmental impact statement, known in Mexico as a Manifiesto de Impacto Ambiental (“MIA”), be prepared by a third-party contractor for submittal to SEMARNAT. An MIA is required prior to mine construction.  Studies required to support the MIA include a detailed analysis of the following areas:  soil, water, vegetation, wildlife, cultural resources and socio-economic impacts.  The regulatory process in Mexico does not have a public review component but proof of local community support for a project is required to gain final MIA approval.  A risk analysis must also be prepared in conjunction with the MIA for approval by SEMARNAT. To date this risk analysis has not been prepared

A number of other approvals, licenses and permits are required for various aspects of a mine development.  The most significant permits for the development of the Monterde Property, other than MIA approval, are water rights concessions, or permits to extract water, issued by the National Water Commission, and a permit for consumption, use and storage of explosives, or blasting permit, issued by the Mexican National Defence Secretariat.

Failure to obtain the necessary permits would adversely affect progress of its operations.

As of the date of this Form 20-F Annual Report, the Company has not obtained the explosives permit required for full-scale mining from the Mexican National Defence Secretariat and may not receive the permit in the future. The Company has applied for and has received a limited permit allowing small-scale blasting for operations such as road construction.

As of the date of this Form 20-F Annual Report, the Company has not obtained water rights concessions from the National Water Commission, the regulatory body of the Government of Mexico that issues permits for water extraction and may not receive the permit in the future.

Mineral exploration is subject to numerous industry operating hazards and risks, many of which are beyond Kimber’s control and any one may have an adverse effect on its financial condition and operations.

Mineral exploration involves many risks, including the inability of Kimber to locate commercially productive mineral reserves.  The operations in which Kimber has a direct or indirect interest will be subject to all the hazards and risks normally incidental to resource companies, any of which could result in work stoppages and damage to persons or property or the environment and possible legal liability for any and all damage.  Fires, power outages, labour disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the industry operating risks involved in the operation of mines and the conduct of exploration programs.  Other risks include injury or loss of life, severe damage to or destruction of property, clean-up responsibilities, regulatory investigation and penalties and suspension of operations.  The occurrence of any of these operating risks and hazards may have an adverse effect on Kimber’s financial condition and operations.

Kimber will, when appropriate, secure liability insurance in an amount which it considers adequate, however the nature of claims may exceed policy limits, the liability and hazards might not be insurable.  Kimber might elect not to insure itself against such liabilities due to high premium costs or other reasons, in which event Kimber could incur significant costs that may have a material adverse effect upon its financial condition and operations.

The economics of developing gold, silver and other mineral properties is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. The Company does not have producing mines at this time.  Properties on which mineral reserves are not found will have to be discarded causing the Company to write each respective property off thus sustaining a loss.

Metal prices have fluctuated widely in the past and are expected to continue to do so in the future which may adversely affect the amount of revenues derived from production of mineral reserves.

Kimber does not hold any known mineral reserves of any kind. Future revenues, if any, are expected to be in large part derived from the future mining and sale of gold and silver or interests related thereto.  The prices of these commodities fluctuate and are affected by numerous factors beyond Kimber’s control including international economic and political conditions, expectations of inflation or deflation, international currency exchange rates, interest rates, global or regional consumptive patterns, speculative activities, levels of supply and demand, increased production due to new mine developments, decreased production due to mine closures, and improved mining and production methods, availability and costs of metal substitutes, metal stock levels maintained by producers and others and inventory carrying costs.  The effect of these factors on the price of base and precious metals, and therefore the economic viability of Kimber’s operations, cannot be accurately predicted.

Depending on the price to be received for any minerals produced, Kimber may determine that it is impractical to commence or continue commercial production.

The commercial feasibility of the Company’s properties and its ability to arrange funding to conduct its planned exploration projects is dependent on the price of gold and silver.  The price of gold and silver may also have a significant influence on the market price of the Company’s common shares and the value of the Company’s properties.  A reduction in the price of gold or silver may prevent the Company’s properties from being economically mined or result in the write-off of assets whose value is impaired as a result of low precious metals prices.

The price of gold and silver are affected by numerous factors beyond the Company’s control, such as the level of inflation, fluctuation of the United States dollar and foreign currencies, global and regional demand, sales by central banks and the political and economic conditions of major precious metals producing countries throughout the world.

The Company faces substantial competition within the mining industry from other mineral companies with much greater financial and technical resources and may not be able to effectively compete which would have an adverse effect on Kimber’s financial condition and operations.

The resource industry is intensively competitive in all of its phases, and Kimber competes with many companies possessing much greater financial and technical research resources.  Competition is particularly intense with respect to the acquisition of desirable undeveloped gold and silver properties.  The principal competitive factors in the acquisition of such undeveloped properties include the staff and data necessary to identify, investigate and purchase such properties, and the financial resources necessary to acquire and develop such properties.  Competition could adversely affect Kimber’s ability to acquire suitable prospects for exploration in the future.

COMPANY RISKS

Kimber’s exploration and development efforts may be unsuccessful in locating viable mineral resources.

Resource exploration and development is a speculative business, characterized by a number of significant risks, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in quantity and quality to return a profit from production.

There is no certainty that the expenditures to be made by the Company on the exploration of its properties as described herein will result in discoveries of mineralized material in commercial quantities.

Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any particular level of recovery or ore reserves will in fact be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited.

The Company’s future must be considered in light of the difficulties frequently encountered by companies in mineral exploration.

Kimber has a limited history as an exploration company. The Company does not hold any mineral reserves and does not generate any revenues from production.  Kimber’s success will depend largely upon its ability to locate and develop commercially productive mineral reserves, which may never happen.  As a result of these factors, it is difficult to evaluate Kimber’s prospects, and its future success is more uncertain than if it had a longer or more proven history.

The Company may not be able to market the minerals acquired or discovered due to factors beyond the control of the Company.

The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection, the combination of which factors may result in the Company not receiving an adequate return on investment capital.

Kimber expects to continue to incur losses and may never achieve profitability, which in turn may harm the future operating performance and may cause the market price of Kimber’s Common Shares to decline.

Kimber has incurred net losses every year since inception on March 31, 1995 and as of June 30, 2005, had an accumulated deficit of $4,362,489.  Kimber incurred a net loss of $1,825,982 for the year ended June 30, 2005 and a loss of $1,513,811 for the fiscal year ended June 30, 2004 (2003: $513,627; 2002: $125,308; 2001: $289,833; 2000: $88,175).

Kimber anticipates significant expenditures for its mineral exploration programs, which are expensed under U.S. GAAP, and for the further acquisition of mineral property interests.  Since most exploration projects do not result in the discovery of commercially productive mineral reserves and are ultimately expensed in full, Kimber expects to report net losses for at least the foreseeable future.

The long-term profitability of Kimber’s operations will be in part directly related to the success of its exploration programs, which are affected by numerous factors including the cost of such programs, the amount of mineral reserves discovered and fluctuations in the price of any minerals produced.  If Kimber does not become profitable within the time frame expected by its investors, which may never happen, the market price of Kimber’s stock may decline.  If Kimber does achieve profitability, it may not be able to sustain or increase profitability in the future.

Kimber does not hold any known mineral reserves of any kind and may never be able to locate commercially productive mineral reserves. In the event such reserves are discovered, commercial production may not be possible or warranted.

All of Kimber’s mineral properties are in the exploration stage and are without known mineral reserves. Kimber may discover mineral reserves through its exploration programs but commercial production may not be warranted due to any one or more possible reasons.  Further development of any of Kimber’s properties will only follow upon obtaining satisfactory exploration results and adequate financing. Few mineral properties that are explored are ultimately developed into producing mines.

In the event a commercially productive mineral reserve is discovered, substantial expenditures are required to establish mineral reserves through drilling, to develop metallurgical processes for extraction and to develop the mining and processing facilities and infrastructure at the production site.  The marketability of any minerals discovered may be affected by numerous factors which are beyond Kimber’s control and which cannot be predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection.  Depending on the price of minerals produced, Kimber may determine that it is impractical to commence or continue commercial production.

Kimber is the registered owner of certain mineral concessions that require purchase payments to be made. Failure to make future purchase payments on these concessions on a timely basis will result in a reconveyance of title to the original owners.

Kimber’s primary objective is the development of the Carmen deposit and the exploration of the remainder of the Monterde Property.  The Carmen deposit is located in the Group 1 concessions of the Property as disclosed under Table 1.

Kimber is the registered owner of the Group 1, Group 2 and the El Coronel Concessions but has purchase payments that must be paid by certain dates. Failure to make the following purchase payments will result in the transfer of title back to the original owners of these properties:

Due Date	Group 1 Concessions	Group 2 Concessions	El Coronel Concessions	Total For Period
	US $	US $	US $	US $

2005 Aug. 14*	271,000	56,700	135,000	462,700
2006 Feb. 14			165,000	165,000
2006 Aug. 14			383,000	383,000

Total	271,000	56,700	683,000	1,010,700

* Note – payments due on August 14, 2005 were completed

Kimber’s title to its mineral properties and its validity may be disputed in the future by others claiming title to all or part of such properties.

Kimber owns or has registered title subject to ongoing purchase payments to the mining concessions, which constitute its property holdings.  However, the concessions may be subject to prior unregistered agreements or transfers, which may affect the validity of Kimber’s ownership of such concessions. See Table 2 under “Item 4D - Property, Plants and Equipment”.

Kimber is not aware of challenges to the location or area of its mining concessions.  Additionally, Kimber makes a search of mining records in accordance with mining industry practices to confirm that it has acquired satisfactory title to its mining concessions but does not obtain title insurance with respect to such concessions.  The possibility exists that title to one or more of its properties, particularly title to undeveloped concessions, might be defective because of errors or omissions in the chain of title, including defects in conveyances and defects in locating or maintaining such concessions.  Should any defect in title be discovered by or disclosed to Kimber, all reasonable steps would be taken to perfect title to the particular concessions in question.  Kimber is not aware of any material defect in the title to its mineral concessions.

A claim on any of Kimber’s mineral properties, especially where commercially productive mineral reserves have been located, could adversely affect Kimber’s long-term profitability as it may preclude entirely the economic development of a mineral property.  Also, such a claim may potentially affect Kimber’s current operations due to the high costs of defending against such claims and its impact on senior management's time.

The Company’s properties are located in Mexico and are subject to changes in political conditions and regulations in that country.  If Kimber is not able to comply with all Mexican laws and regulations, this could negatively impact current or planned exploration and development activities.

The Property, the Company’s principal project, is located in Mexico.  In the past, Mexico has been subject to political instability, changes and uncertainties, which may cause changes to existing governmental regulations affecting mineral exploration and mining activities. The Company’s operations and properties are subject to a variety of governmental regulations including, among others:  regulations promulgated by SEMARNAT, Mexico’s environmental protection agency; the Mexican Mining Law; and the regulations of the Comisión National del Aqua with respect to water rights.  Mexican regulators have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards.  The Company’s mineral exploration and mining activities in Mexico may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase the costs related to the Company activities or maintaining its properties.

Kimber's exploration and development activities are subject to extensive laws and regulations governing health and worker safety, employment standards, waste disposal, protection of historic and archaeological sites, mine development and protection of endangered and protected species and other matters. A number of other approvals, licenses and permits are required for various aspects of mine development. Obtaining and maintaining the necessary permits are critical to the Kimber's business and it is uncertain if all necessary permits will be obtained on acceptable terms or in a timely manner.  Future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation could negatively impact current or planned exploration and development activities or in any other projects that Kimber becomes involved. Any failure to comply with applicable laws and regulations or failure to obtain or maintain permits, even if inadvertent, could result in the interruption of exploration and development operations or material fines, penalties or other liabilities.

Operations may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety.  Mexico’s status as a developing country may make it more difficult for the Company to obtain any required financing for its projects.

Conflicts of interest may arise among Kimber’s board members which may cause Kimber to enter into transactions on terms which place Kimber in a worse position than if no such conflicts existed.

Certain of Kimber's directors are also directors, officers or shareholders of other companies that are engaged in the business of acquiring, developing and exploring mineral resource properties.  Such associations may give rise to conflicts of interest from time to time.  Such a conflict poses the risk that Kimber may enter into a transaction on terms which place Kimber in a worse position than if no conflict existed.  The directors and officers of Kimber are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and Kimber will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its directors or officers.  All such conflicts must be disclosed by such directors or officers in accordance with the Business Corporations Act (British Columbia) (the "Corporations Act").  Generally, the Corporations Act requires a director with a direct or indirect interest in a contract or transaction to "disclose the nature and extent of the director's interest at a meeting of the directors."  A director who has an interest in such a transaction is accountable to the corporation for which the director serves for any profit the director receives as a result of the transaction unless the director has previously disclosed the interest in accordance with the Corporations Act, the board of directors subsequently approves the transaction or contract, and the interested director does not vote on the approval, or "the contract or  transaction  was  reasonable and fair to Kimber at the time it was entered into, and after full disclosure of the nature and extent of the director's interest, it is approved by special resolution."

If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter.  In determining whether or not Kimber will participate in any project or opportunity, the board of directors will primarily consider the degree of risk to which Kimber may be exposed and its financial position at that time.

Kimber has no specific internal policy governing conflicts of interest.  As of the date of this Annual Report, all material conflicts of interests have been described in "Item 7. Major Shareholders and Related Party Transactions".

Kimber depends on key personnel for critical management decisions and industry contacts but does not maintain key person insurance.

Kimber is dependent on a relatively small number of key personnel, the loss of any of whom could have an adverse effect on the operations of Kimber.  The names of its key personnel are Robert V. Longe, Michael E. Hoole, Alan D. Hitchborn, J. Byron Richards and Roger C. Connors, all of whom are officers of Kimber.

Kimber’s success is dependent to a great degree on its ability to attract and retain highly qualified management personnel.  The loss of such key personnel, through incapacity or otherwise, would require Kimber to seek and retain other qualified personnel and could compromise the pace and success of its exploration activities.  Kimber does not maintain key person insurance in the event of a loss of any such key personnel.  Also, certain management personnel of Kimber are officers and/or directors of other publicly traded companies.

Additionally, Kimber has relied on and is expected to continue relying upon consultants, contractors and others for exploration expertise.  In the event a body of ore is discovered on any of Kimber’s properties, it will likely require the expertise of such consultants and others for the development and operations of a producing mine.

Kimber will need to raise additional capital though the sale of its securities, resulting in dilution to the existing shareholders, and which may not be available, adversely affecting its operations.

Kimber does not generate any revenues from production and does not have sufficient financial resources to undertake by itself all of its planned exploration programs.  Kimber has limited financial resources and has financed its operations primarily through the sale of Kimber’s securities such as Common Shares.  Kimber will need to continue its reliance on the sale of its securities for future financing, resulting in dilution to existing shareholders.  The amount of additional funds required will depend largely on the success of Kimber’s exploration programs.  Based on current plans, it is expected that Kimber’s cash balance of approximately $6,203,415 as at September 30, 2005 will be sufficient to meet operating requirements until approximately February 28, 2006.

The current exploration program commenced in January 2005 and is expected to be ongoing. The 2006 exploration program is expected to cost $14,906,000 with approximately $5,960,000 of this amount planned for the Carmen deposit and $8,946,000 for exploration on the remainder of the Monterde Property.

Further exploration programs will depend on Kimber’s ability to obtain additional financing which may not be available under favourable terms, if at all.  If adequate financing is not available, Kimber may not be able to commence or continue with its exploration programs or to meet required property payments to prevent the loss of some of its mineral properties.

Future issuance of Kimber’s Common Shares will result in dilution to the existing shareholders.  Additionally, future sales of Kimber’s Common Shares into the public market may lower the market price, which may result in losses to Kimber’s shareholders.

As of June 30, 2005, Kimber had 33,732,828 Common Shares issued and outstanding.  In addition, 5,791,162 Common Shares were issuable upon exercise of outstanding stock options and share purchase warrants, all of which may be exercised in the future resulting in dilution to Kimber’s shareholders.  Of these amounts, officers and directors of Kimber own, as a group, 8,852,035 Common Shares (26.24%) and stock options to acquire an additional 3,044,000 Common Shares. Kimber’s management presently does not hold any share purchase warrants. Kimber may issue stock options to purchase an additional 1,519,613 Common Shares remaining under its existing stock option plan.  Most of these Common Shares, including the Common Shares to be issued upon exercise of the outstanding options and warrants, are freely tradable.

Sales of substantial amounts of Kimber’s Common Shares into the public market, or even the perception by the market that such sales may occur, may lower the market price of its Common Shares.

Kimber’s Common Shares may experience extreme price and volume volatility, which may result in losses to the shareholders of Kimber.

On June 30, 2005, Kimber’s Common Shares closed at a price of $1.31.  Since Kimber’s Common Shares were listed for trading on July 16, 2002 to June 30, 2005, the high and low trading prices were $3.00 and $0.25, respectively, with a total volume of 43,881,256 shares.

Trading volume in Kimber’s Common Shares has historically been limited with an average daily trading volume of 62,687 shares for the period from July 16, 2002 to June 30, 2005.  Accordingly, the trading price of Kimber’s Common Shares could be subject to wide fluctuations in response to a variety of factors including announcement of material events such as mineral exploration results, changes in metal prices and general and industry-specific economic conditions.

Additionally, the securities markets in the United States and Canada have recently experienced a high level of price and volume volatility, and the market price of securities of many mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  It is expected that such fluctuations in price will continue to occur which may make it difficult for a shareholder to sell shares at a price equal to or above the price at which the shares were purchased.

Kimber has no history of paying dividends, does not expect to pay dividends in the immediate future and may never pay dividends.

Since incorporation, Kimber has not paid any cash or other dividends on its Common Shares and does not expect to pay such dividends in the foreseeable future, as all available funds will be invested primarily to finance its mineral exploration programs. Kimber will need to achieve profitability prior to any dividends being declared, which may never happen.

Mexico is a developing country and obtaining financing or finding or hiring qualified people or obtaining all necessary services for the Company’s operations in Mexico may be difficult.

The Company’s principal project is in Mexico which is a developing country and it may be difficult for the Company to obtain necessary financing for its planned exploration or development activities in Mexico.  The Company also plans to hire some of its employees or consultants in Mexico to assist the Company in conducting its operations in accordance with local laws in Mexico.  The Company also plans to purchase certain supplies and retain the services of various companies in Mexico to meet its future business plans.  It may be difficult to find or hire qualified people in the mining industry who are situated in Mexico or to obtain all of the necessary services or expertise in Mexico or to conduct operations on its projects at reasonable rates.  If qualified people and services or expertise cannot be obtained in Mexico, the Company may need to seek and obtain those services from people located outside of Mexico which will require work permits and compliance with applicable laws and could result in delays and higher costs to the Company to conduct its operations in Mexico.

The Company’s business involves uninsurable risks and the Company does not have insurance for these risks.

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur.  It is not always possible to fully insure against such risks. The Company does not currently have insurance against all such risks and may decide not to take out insurance against all such risks as a result of high premiums or other reasons.  Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

Kimber’s activities are subject to environmental liability, which would have an adverse effect on its financial condition and operations.

Kimber is not aware of any claims for damages related to any impact that its operations have had on the environment but it may become subject to such claims in the future.  An environmental claim could adversely affect Kimber’s business due to the high costs of defending against such claims and its impact on senior management's time.

Kimber conducts exploration activities in Mexico.  Such activities are subject to various laws, rules and regulations governing the protection of the environment, including, in some cases, posting of reclamation bonds.  All phases of Kimber’s operations are subject to environmental regulation in the jurisdictions in which it operates.  Environmental legislation is evolving in a manner requiring stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed properties and a heightened degree of responsibility for companies and their officers, directors, employees and contractors.

Kimber has adopted and is committed to an environmental policy designed to ensure compliance with all environmental regulations currently applicable, but environmental hazards may exist on Kimber’s mineral properties that are not known to Kimber at present, caused by previous or existing owners or operators.

Also, environmental regulations may change in the future which could adversely affect Kimber’s operations including the potential to curtail or cease exploration programs or to preclude entirely the economic development of a mineral property.  The extent of any future changes to environmental regulations cannot be predicted or quantified, but it should be assumed that such regulations would become more stringent in the future.  Generally, new regulations will result in increased compliance costs, including costs for obtaining permits, delays or fines resulting from loss of permits or failure to comply with the new regulations.

Kimber’s Common Shares are considered “penny stock”, which may have the effect of reducing the level of trading activity and make it more difficult to sell such shares.

Kimber’s shares are “penny stock”, as defined by the Securities and Exchange Commission, which might affect the trading market for the shares.  Penny stocks are generally equity securities with a price of less than U.S.$5.00 other than securities registered on certain national securities exchanges or quoted on the NASDAQ National Market.  The Securities and Exchange Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks.  The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account.  The bid and compensation information must be given to the customer orally or in writing before or with the customer’s confirmation.  In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to the penny stock rules, such as Kimber’s shares which are considered “penny stock”, and therefore make it more difficult to sell those shares.

ADDITIONAL RISKS

U.S. investors may not be able to enforce their civil liabilities against Kimber or its directors and officers.

It may be difficult to bring and enforce suits against Kimber which is incorporated in the Province of British Columbia, Canada.  With the exception of one director who is a resident of the U.S., the officers and directors of Kimber are residents of British Columbia having all or a substantial portion of their assets located outside of the U.S.  As a result, it may be difficult for U.S. shareholders of Kimber to effect service of process on these persons within the U.S. or to enforce judgements obtained in the U.S. based on the civil liability provisions of the U.S. federal securities laws against Kimber or its officers and directors.  In addition, U.S. shareholders of Kimber should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against Kimber, its officers or directors predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the U.S., or (ii) would enforce, in original actions, liabilities against Kimber, its officers or directors predicated upon the U.S. federal securities laws or other laws of the U.S.

However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that they are in compliance with applicable Canadian legislation regarding the limitation of actions.  Also, a judgment obtained in a U.S. court would generally be recognized by a Canadian court except, for example, where:

a)

the judgment had no jurisdiction according to applicable Canadian law;

b)

the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state) or not final, conclusive or enforceable under the laws of the applicable state;

c)

the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;

d)

a dispute between the same parties, based on the same subject matter has given rise to a judgment  rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;

e)

the outcome of the judgment of the U.S. court was inconsistent with Canadian public policy;

f)

the judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or

g)

there has not been compliance with applicable Canadian law dealing with the limitation of actions.

The Company could be deemed a Passive Foreign Investment Company which could have negative consequences for U.S. investors.

Potential investors who are U.S. taxpayers should be aware that Kimber may be a passive foreign investment company (“PFIC”) for the current fiscal year, and may also have been a PFIC in prior years and may also be a PFIC in subsequent years.  If Kimber is a PFIC for any year during a U.S. taxpayer’s holding period, then such U.S. taxpayer generally will be required to treat any so-called “excess distribution” received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the shares of Kimber.  In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer.  A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of Kimber’s net capital gain and ordinary earnings for any year in which Kimber is a PFIC, whether or not Kimber distributes any amounts to its shareholders.  A U.S. taxpayer who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s tax basis therein.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of Kimber

Kimber Resources Inc., a Canadian junior exploration company, was incorporated on March 31, 1995 by registration of its Memorandum and Articles under the Company Act (British Columbia) (which was replaced by the Business Corporations Act (British Columbia) that came into force on March 29, 2004), as amended effective on April 23, 1998, May 19, 1999, May 21, 2002 and June 3, 2004.

At the Extraordinary General Meeting of Kimber's shareholders held on April 30, 2002, a subdivision of Kimber's Common Shares on a 1.6 “new” shares for one “old” share basis (the “Subdivision”) was approved and the authorized capital of Kimber was increased to 80,000,000 Common Shares effective May 21, 2002.

At an Extraordinary General Meeting of Kimber’s shareholders held on May 28, 2004, the shareholders approved the adoption of new Articles under the new Business Corporations Act (British Columbia) and the increase in the number of Kimber directors to six (6) from five (5) as well as electing Mr. James J. Puplava to Kimber’s Board of Directors. The adoption of the new Articles became effective on June 3, 2004 upon filing a notice of alteration to the Notice of Articles with the Registrar of Companies on June 3, 2004.

Kimber became a reporting issuer in the provinces of British Columbia and Alberta on June 5, 2002 and its Common Shares and July 12 Warrants were listed on the TSX Venture Exchange and commenced trading on July 16, 2002. Kimber voluntarily delisted its shares from the TSX Venture Exchange at the end of trading on June 17, 2004 and its shares were listed and commenced trading on the Toronto Stock Exchange (TSX) on June 18, 2004. Kimber is now also a reporting issuer in the Province of Ontario.

The head office and registered and records office of Kimber are located at Suite 215 - 800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6. Telephone: (604) 669-2251.

The fiscal and head office of Minera Monterde, S. de R.L. de C.V. (“Minera Monterde”), a wholly owned subsidiary of Kimber, are located at Arizona 2055, Col Las Aguilas, C.P. 31237, Chihuahua, Chihuahua State, Mexico. Telephone: 52 6144 105 403

The fiscal and head office of Kimber Resources de Mexico S.A. de C.V. (“Kimber Resources de Mexico”), a wholly owned subsidiary of Kimber, is located at Avenida del Mar No. 1022 Oficina 5, Zona Costera, Mazatlan, Sinaloa, Mexico 82149. Telephone: 669-990-0548

Kimber’s principal capital expenditures since inception relate to its mineral properties in Mexico.  At June 30, 2005, Kimber had a balance of $11,601,330 in deferred property costs relating to expenditures on its mineral properties.  During the year ended June 30, 2005, Kimber incurred $6,231,521 in mineral property acquisition and exploration expenditures on the Monterde Property (the “Property”) ($525,103 for acquisition; $5,703,058 on exploration), and the Setago Property ($3,355 for acquisition; $5 on exploration). The Oribo property was written off during this period due to difficulties working in the area.

At June 30, 2004, Kimber had a balance of $5,382,011 in deferred property costs relating to expenditures on its mineral properties.  During the fiscal year ended June 30, 2004, Kimber incurred $3,654,415 in mineral property acquisition and exploration expenditures consisting of the Monterde Property ($362,587 for acquisition; $3,109,768 on exploration) and the El Coronel Concessions ($114,400 for acquisition), the Setago Property ($1,219 for acquisition; $54,239 on exploration) and the Oribo Property ($8,726 acquisition; $3,476 on exploration).

At June 30, 2003, Kimber had a balance of $1,727,596 in deferred property costs relating to expenditures on its mineral properties.  During the fiscal year ended June 30, 2003, Kimber incurred $1,444,300 in mineral property acquisition and exploration expenditures consisting of the Monterde Property ($207,594 for acquisition; $1,175,305 on exploration) and the El Coronel Concessions ($61,401 for acquisition).

At June 30, 2002, Kimber had a balance of $274,673 in deferred property costs relating to expenditures on its mineral properties.  During the fiscal year ended June 30, 2002, Kimber incurred $155,273 in mineral property acquisition and exploration expenditures consisting of the Monterde Property ($99,609 for acquisition; $28,996 on exploration) and the El Coronel Concessions ($26,668 for acquisition).

At June 30, 2001, Kimber had a balance of $119,400 in deferred property costs relating to expenditures on its mineral property.  During the fiscal year ended June 30, 2001, Kimber incurred $88,126 in mineral property acquisition, exploration expenditures consisting of the Monterde Property ($67,710 for acquisition; $20,416 on exploration).

B. Business Overview

Kimber is a British Columbia, Canada junior resource company engaged in the acquisition, exploration and development of mineral resource properties.  Where management determines that it is in Kimber’s best interest, joint venture partners may be sought to further explore and/or develop certain properties.  Kimber is in the process of exploring its mineral properties located in Mexico and has yet to determine whether any of these properties contain ore reserves that are economically recoverable.  Refer to “Item 4D - Property, Plants and Equipment” for a description of each of these mineral properties.

The Company is domiciled in British Columbia, Canada and is a valid company in good standing and operating under the Business Corporations Act (British Columbia) (came into force on March 29, 2004).

The Company’s principal place of business is located at 215 - 800 Pender Street, Vancouver, British Columbia, Canada V6C 2V6, telephone (604) 669-2251, facsimile (604) 669-8577. The Company through its subsidiary, Minera Monterde, has an administration office in Chihuahua, Mexico.

All of the properties in which Kimber currently holds interests are without a known body of commercial ore.  Kimber is an exploration stage company and there is no assurance that a commercially viable mineral deposit exists on any of its mineral properties. Further exploration is required before a final evaluation as to the economic and legal feasibility can be determined.

As of June 30, 2005, Kimber had incurred $11,601,330 on the acquisition, exploration of the Property, of which Atna funded $444,628.  During the last four financial years ended June 30, 2005, including the exploration program funded by Atna Resources Ltd. (“Atna”), Kimber has carried out a program of reverse circulation drilling, diamond core drilling, trenching and sampling on the Property.  In 2001, Kimber granted Atna, an unrelated junior exploration company, the option to acquire all of Kimber’s interest in and to the Monterde Property.  After making certain payments and paying Kimber US$261,840 to carry out the exploration program Atna elected to terminate its option agreement with Kimber effective May 16, 2001.

COMPANY FINANCINGS

Initial Public Offering

On July 12, 2002, Kimber closed its Initial Public Offering with Canaccord Capital Corporation. Kimber placed a total of 7,000,000 units at $0.45 per unit for gross proceeds of $3,150,000. Each unit consisted of one share and one transferable share-purchase warrant exercisable at $0.45 until July 12, 2003 and thereafter at $0.55 until they expired on January 12, 2004. Canaccord received 10% of the gross proceeds totaling $315,000 and 1,400,000 non-transferable warrants exercisable at $0.45 until July 12, 2003 and $0.55 until January 12, 2004.  Kimber also issued Canaccord 250,000 Common Shares and paid a sponsorship fee of $30,000.

The Company issued the securities pursuant to its prospectus dated June 5, 2002 (effective date: June 6, 2002), and a sponsorship and agency agreement with Canaccord dated for reference April 29, 2002.  The prospectus was qualified only in the Provinces of British Columbia and Alberta.  The sponsorship and agency agreement authorized Canaccord to offer and sell the securities in the “Selling Provinces”, defined as “the provinces of British Columbia and Alberta and such other Canadian provinces as may be agreed to” between the Company and Canaccord.  No securities were issued to any U.S. Person (as defined in Rule 902 of Regulation S promulgated under the United States Securities Act of 1933, as amended) to Kimber’s knowledge.

Private Placement No.1 (brokered)

As the prospectus for the IPO was not qualified in Ontario, following the initial public offering, Kimber completed a brokered private placement through Canaccord, as agent, of a further 500,000 units to Sprott Asset Management in Ontario at $0.45 per unit. Each unit consisted of one Common Share and one transferable share-purchase warrant entitling the holder to purchase an additional Common Share at a price of $0.45 to July 12, 2003 and then $0.55 until January 12, 2004. Canaccord received 10% of the gross proceeds for a total of $22,500 and was issued 100,000 non-transferable warrants exercisable at $0.45 until July 12, 2003 and thereafter $0.55 until January 12, 2004. The private placement was effective July 25, 2002. No securities were issued to any U.S. Person.

Private Placement No.2 (brokered)

On May 14, 2003, Kimber closed a private placement of 1,765,600 units at a price of $0.45 per unit to realize gross proceeds of $794,520.  Each unit consisted of one Common Share and one-half of one non-transferable share purchase warrant.  One whole warrant entitled the holder to purchase one additional Common Share of Kimber until November 14, 2004 at a price of $0.55.  Canaccord acted as agent for the offering, in consideration for which it received an 8% commission payable in cash and share purchase warrants for the purchase of 353,120 shares. Each warrant was exercisable into one Common Share until November 14, 2004 at a price of $0.55.  In addition, Kimber paid Canaccord a $4,000 administration fee.  The agency agreement specifically excluded U.S. Persons from the offering.

Private Placement No.3 (non-brokered)

On December 16, 2003, Kimber closed a non-brokered private placement of 1,000,000 units to Puplava Securities Inc., related and other parties at a price of $0.70 per unit. Each unit consisted of one Common Share and one-half of one non-transferable share purchase warrant.  One whole warrant entitles the holder to purchase one additional Common Share of Kimber for 12 months at a price of $0.80. The securities were issued to U.S. Persons who were “accredited investors” for the purposes of the exemption from the registration requirements of the United States Securities Act of 1933, as amended, provided by section 4(6) of Regulation D of that Act.

Private Placement No.4 (brokered)

On December 16, 2003, Kimber also closed a brokered private placement of 1,000,000 units with Canaccord at a price of $0.70 per unit.  Each unit consisted of one Common Share and one-half of one non-transferable share purchase warrant.  One whole warrant entitled the holder to purchase one additional Common Share of Kimber for 12 months from the date of closing at a price of $0.80. Canaccord received an 8% commission (paid one-half in cash and one-half in units) and non-transferable share purchase warrants for the purchase of 200,000 Common Shares.  Each warrant was exercisable into one Common Share at $0.80 for a period of 12 months from the date of issue of the warrant.  In addition, Kimber paid Canaccord a $5,000 administration fee. The agency agreement between the Company and Canaccord dated for reference November 20, 2003 expressly excluded U.S. Persons from participating in the private placement.

Private Placement No.5 (brokered)

On September 9, 2004 the Company closed a brokered private placement for 1,270,000 units at a price of $1.50 per unit. Each unit consisted of one Common Share and half of one non-transferable share purchase warrant. One whole warrant entitles the holder to purchase an additional Common Share at a price of $1.80 until March 8, 2006. The agent received an 8% commission paid in cash and the agent and other members of the sales group received a non-transferable agent’s option to purchase a total of 127,000 units at $1.80 per unit, consisting of one Common Share and one-half of one non-transferable share purchase warrant. One whole warrant will entitle the holder to purchase an additional Common Share at $1.80 until March 8, 2006. The Company also paid the agent a corporate finance fee of 40,000 units having the same terms as the units described above. Some of the units were sold to U.S. Persons in reliance on the U.S. “accredited investor” exemption.

Private Placement No.6 (non-brokered)

On February 24, 2005 Kimber closed a non-brokered private placement of 3,290,324 units to raise gross proceeds of $5,100,002.20 with four investment funds. All of the units were issued at a price of $1.55 per unit and each unit consists of one common share and one-half of a non-transferable share purchase warrant, with one whole warrant entitling the holder to purchase one additional common share at $1.80 until March 8, 2006. Two of the investors have each purchased 1 million units. In addition, two other investors have each purchased 645,162 units.  No commissions or brokerage fees were paid with the exception of a finder’s fee of $31,000 in respect of 1 million units. The subscription agreements specifically excluded U.S. Persons from the financing.

Private Placement No.7 (non-brokered)

On August 26, 2005, the Company closed a non-brokered private placement of 3,333,332 units to raise gross proceeds of $4,999,998.  All of the units were issued at a price of $1.50 per unit and each unit consists of one common share and one-half of a non-transferable warrant, with one whole warrant entitling the holder to purchase one additional common share at $1.80 until February 26, 2007.  A finder's fee of $40,000 was paid to an investment brokerage firm in respect of 1,333,332 units. Some of the units were sold to U.S. Persons in reliance on the U.S. “accredited investor” exemption.

C. Organizational Structure

Kimber Resources Inc. beneficially owns all of the corporate participation units in the capital stock of Minera Monterde, S. de R.L. de C.V.  Currently, Kimber Resources Inc. holds 2,997 corporate participation units of Minera Monterde and Robert V. Longe, Kimber’s President and CEO, holds three (3) corporate participation units on Kimber’s behalf.  The nominal value of the corporate participation units of Minera Monterde is one Mexican nuevo peso each.

Minera Monterde is a Mexican mining enterprise that was formed under the laws of Mexico on January 21, 2000 as a limited liability partnership with variable capital stock.  The business office of Minera Monterde is located at Calle Arizona 2055, Col. Las Aquilas, Chihuahua, 31237 Chihuahua, Mexico.

Kimber Resources de Mexico S.A. de C.V. (“Kimber Resources de Mexico”) is an inactive Mexican subsidiary that was formed under the laws of Mexico in 2005 as a limited liability mercantile corporation.  The business office of Kimber Resources de Mexico is located at Avenida del Mar No. 1022 Oficina 5, Zona Costera, Mazatlan, Sinaloa, Mexico 82149. Kimber Resources de Mexico does not carry on any business at present.

D. Property, Plants and Equipment

Cautionary Note to U.S. Investors concerning Estimates of Measured and Indicated Resources

This section uses the terms “Measured Resources” and “Indicated Resources.”  The Company advises U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

The Company is an “exploration stage company”, as the Company’s properties are currently in the exploratory stage.  In order to determine if a commercially viable mineral deposit exists in any of the Company’s properties further geological work will need to be done and a final evaluation based upon the results obtained to conclude economic and legal feasibility.

The Property

The Property consists of the Monterde Concessions, the El Coronel Concessions and the Staked Concessions and is made up of a total of 29 mineral concessions described in the following Table 1.  See Figure 1 for reference to the Monterde Property location in Mexico and Figure 2 and Figure 3 for the location of individual concessions.

Kimber’s primary objective is the development of the Carmen deposit and the exploration of the rest of the Monterde Property located in the Monterde Mining District in the western part of the state of Chihuahua, Mexico.  The Carmen deposit is located in the Group 1 concession group seen below in Table 1 and Figure 2.

Kimber’s principal targets on these properties are open-pittable ore bodies, where gold and silver are amenable to extraction by heap leaching and conventional milling.

Minera Monterde is the holder of a 100% interest in the Group 1 Concessions, Group 2 Concessions, Group 3 Concessions, Group 4 Concessions, the Staked Concessions, the Setago Property, and it is the registered owner of the balance of the Monterde Property (the El Coronel Concessions – see Table 1) located in the Monterde Mining District, southwest of the city of Chihuahua, Mexico, subject to making the payments set out in Table 2.

Table 1

THE PROPERTY

Monterde Concessions

Concession

Title

Title

Nature of          Area in

Name

Number

Type

       Ownership        Hectares            Expiry Date

Group 1

Monte Verde

209794

Exploitation

(B)

    26.0000

08/08/2049

Los Hilos

209793

Exploitation

(B)

        6.0000

08/08/2049

El Carmen

210811

Exploitation

(B)

    11.0000

11/29/2049

El Carmen II

209795

Exploitation

(B)

   22.0000

08/08/2049

Group 2

Anexas de Guazapares

212541

Exploitation

(B)

 20.0000

10/30/2050

Anexas de Guazapares

212552

Exploitation

(B)

    18.8947

10/30/2050

Anexas de Guazapares

212542

Exploitation

(B)

  9.7535

10/30/2050

Group 3

Anexas de Guazapares

112692

Exploitation

(B)

90.0000

04/08/2011

Group 4

Ampliacion Guadalupe

209496

Exploration

(B)

 59.0799

08/02/2005(1)

El Coronel Concessions

La Bonanza

192039

Exploitation

(A)

98.2751

12/18/2041

Montaña de Oro

205334

Exploitation

(A)

 183.0045

08/07/2047

La Verde

217341

Exploitation

(A)

 195.0000

07/01/2052

La Flor de Oro

217342

Exploitation

(A)

 148.1485

07/01/2052

San Cristóbal

217344

Exploitation

(A)

 196.1159

07/01/2052

El Carmen*

217345

Exploitation

(A)

10.8835

07/01/2052

Merlin

217346

Exploitation

(A)

 3.9176

07/01/2052

La Morena

217348

Exploitation

(A)

 53.5533

07/01/2052

La Malinche

217347

Exploitation

(A)

 248.1107

07/01/2052

Bola de Oro

216991

Exploitation

(A)

 100.6203

06/04/2052

Venadito II

217349

Exploitation

(A)

 167.8195

07/01/2052

Staked Concessions

Stratus

219869

Exploration

(B)

45.1100

04/24/2009

Dakota

219107

Exploration

(B)

    74.26

02/06/2009

Rubia

223447

Exploration

(B)

   780.472

01/10/2011

Rubia Fraccion 1

223448

Exploration

(B)

    23.49

01/10/2011

Rubia Fraccion 2

223449

Exploration

(B)

 0.495

01/10/2011

Los Abuelos Frac Oeste

218532

Exploration

(B)

0.9416

11/21/2008

Los Abuelos Frac Este

218533

Exploration

(B)

0.1974

11/21/2008

Rubia 2

pending

Exploration

(B)          11,600.0000

pending

Rubia 3

pending

Exploration

(B)          15,487.0000

pending

Rubia 4

pending

Exploration

(B)

1.7752

pending

Rubia 5 Fraccion 1

pending

Exploration

(B)                 12.8394

pending

Rubia 5 Fraccion 2

pending

Exploration

(B)                   4.0546

pending

Rubia 5 Fraccion 3

pending

Exploration

(B)                 35.2419

pending

Total Area:

                29,734.0541 hectares (2)

Notes:

(1)A replacement Exploitation title has been applied for and issuance is pending.

(2)The pending concessions have been staked and filed with the Mexican Mining Recorders office. Minera Monterde is waiting for the issue of the title documents from the Mexican government. The total area is subject to adjustment based on the final determination of the size of the pending concessions.

*- please note that claim #217345 (El Carmen) is a separate concession from claim #210811 (El Carmen) under the Group 1 heading

Nature of Ownership:

(A)

Minera Monterde is the registered owner of these concessions subject to reconveyance upon failure to make the payments set out in Table 2.

(B)

CMinera Monterde is, or will be upon completion of registration, the registered owner of 100% interest these concessions.

Table 2

Property Payments
Due Date	Group 1	Group 2	Group 3	Group 4	El Coronel	Total Payments
	Concessions	Concessions	Concessions	Concessions	Concessions	For Period

	US $	US $	US $	US $	US $	US $

2000 Feb. 14	15,000	3,000	1,500	2,000		21,500

2000 July 27				3,000
2000 Aug. 14	17,000	4,000	2,000			26,000

2001 Jan. 27				4,000
2001 Feb. 14	19,000	4,000	2,000			29,000

2001 July 27				5,000
2001 Aug. 14	19,000	4,000	2,000		7,000	37,000

2002 Jan. 27				7,000
2002 Feb. 14	21,000	5,000	2,500		10,000	45,500

2002 July 27				8,000
2002 Aug. 14	21,000	5,000	2,500		15,000	51,500

2003 Jan. 27				8,000
2003 Feb. 14	54,000	18,000	8,000		25,000	113,000

2003 July 27				10,800

2003 Aug. 14	54,000	18,000	8,000		35,000	125,800

2004 Feb. 14	76,000	24,000	12,000		45,000	157,000

2004 Aug. 14	76,000	24,000	12,000		75,000	187,000

2005 Feb. 14	78,000	25,000	12,400		105,000	220,400

2005 Aug. 14	271,000	56,700	30,500		135,000	493,200

2006 Feb. 14					165,000	165,000

2006 Aug. 14					383,000	383,000
	721,000(1)	190,700(1)	95,400(1)	47,800(1)	1,000,000	2,054,900

Notes:

Highlighted items indicate that the payments have been made.

(1) The payments for the Group 1, Group 2, Group 3 and Group 4 Concessions have been paid in full.

In late 1999, Kimber pursued the acquisition of options on the Monterde Concessions with the assistance of Thorne International Ltd. (“Thorne”), a Virginia, U.S.A. corporation, and Minera Ayutla, S.A. de

C.V. (“Ayutla”), a Mexican corporation.  By agreement dated February 18, 2000, (the “Carried Interest Agreement”) entered into between Kimber, Thorne and Ayutla, the parties agreed that Thorne and Ayutla would give up any rights that they may have had in some of the Monterde Concessions and to assist Kimber and Minera Monterde in securing options on some of the Monterde Concessions in consideration for a 10% carried interest in some of the Monterde Concessions, convertible, following the occurrence of a triggering event (as defined in the Carried Interest Agreement), into 10% of the outstanding Common Shares of Kimber.  The triggering event occurred on November 17, 2000, and pursuant to the Carried Interest Agreement the conversion of that carried interest was completed on June 7, 2001 when 60,502 and 242,012 Common Shares were issued to Thorne and Ayutla, respectively.  The Carried Interest Agreement also provides that upon the occurrence of the triggering event, Thorne and Ayutla could have exercised a right to acquire an additional combined 15% of the then outstanding Common Shares by exercising their rights as provided in the Carried Interest Agreement.  Neither Thorne nor Ayutla exercised its right to acquire the additional interest in accordance with the terms of the Carried Interest Agreement.  Thorne and Ayutla have the right to acquire certain of the Monterde Concessions that Kimber may decide to abandon in the future.

By option agreement dated February 14, 2000, as amended from time to time, between Minera Monterde, Miguel Orozco Franco and his spouse Griselda Palma Heredia, Minera Monterde was granted an option to acquire a 100% interest in the Group 1 Concessions.  Subsequently, Minera Monterde determined that unregistered interests in the Group 1 Concessions had been transferred to Jose Gildardo Estrada Ramirez and Barney Green Lee Portillo and by agreement (the “Acknowledgment Agreement”) dated February 13, 2001 entered into between Minera Monterde, Miguel Orozco Franco and his spouse Griselda Palma Heredia, Jose Gildardo Estrada Ramirez, his spouse Lilia Olivia Moreno Urista, Barney Green Lee Portillo and his spouse Susana Alicia Trejo Rubio, Minera Monterde received the acknowledgment of the option agreement on the Group 1 Concessions and an option on all of their interests in the Group I Concessions.  By agreement dated June 20, 2003 Minera Monterde acquired registered title to the Group 1 Concessions, subject to the payments set out in Table 2.  The Company made the final payment for this group of concessions on August 14, 2005.

By option agreement dated February 16, 2000, as amended from time to time, between Minera Monterde and Carlos Munoz Caballero, represented by Vicente Arturo Caballero Olivas, Minera Monterde was granted an option to acquire a 100% interest in the Group 2 Concessions.  By agreement dated June 20, 2003, Minera Monterde acquired registered title to the Group 2 Concessions, subject to the payments set out in Table 2. The Company made the final payment for this group of concessions on August 14, 2005.

By option agreement dated February 14, 2000, as amended from time to time, between Minera Monterde, Vicente Arturo Caballero Olivas, his spouse Susana Otilia Quevedo Almazan, Maria Estela Caballero de Swanson and Gloria Caballero de Munoz, all represented by Vicente Arturo Caballero Olivas, Minera Monterde was granted an option to acquire an 87.5% interest in the Group 3 Concessions with the understanding that the remaining 12.5% registered in the name of a deceased sister of  Vicente Arturo Caballero Olivas would also be included in the option upon resolution of the estate of the deceased sister. Minera Monterde acquired title to the full 100% interest in the Group 3 Concessions by completing the payments outlined in Table 2. The Company made the final payment for this group of concessions on June 22, 2004.

By option agreement dated February 8, 2001 between Ismael Quezada Campos and his spouse Francisca Giron Duarte and Minera Monterde, Minera Monterde acquired exploration rights and the option to purchase the Group 4 Concessions for the payments set out in Table 1. Subsequent to the death of Ismael Quezada Campos, by agreement dated June 20, 2003, entered into between Francisca Giron Duarte, the widow and beneficiary of the Estate, and Minera Monterde, Minera Monterde exercised its option and acquired a 100% interest in the Group 4 Concessions by completing the payments outlined in Table 2.

On November 16, 2000, Kimber entered into an option agreement with Atna Resources Ltd. and granted Atna the option to acquire all of Kimber’s interest in and to the Monterde Property by, among other provisions, paying to Kimber a total of US$500,000 in periodic cash payments, incurring a total of US$2,500,000 in exploration expenditures and making all of the payments pursuant to the underlying option agreements between Kimber and the owners of the Monterde Property. Atna also entered into a separate agreement with Kimber pursuant to which Kimber agreed to carry out an exploration program at Atna’s expense costing approximately US$250,000 on the Monterde Property.  After making certain payments and paying Kimber US$261,840 to carry out the exploration program Atna elected to terminate its option agreement with Kimber effective May 16, 2001.

By option agreement dated August 14, 2001 entered into between Minera Monterde and Cia Minera el Coronel, S.A. de C.V., Minera Monterde acquired the exploration rights and option to purchase a 100% interest in the El Coronel Concessions. By agreement dated September 8, 2003 Minera Monterde acquired title to the El Coronel Concessions, subject to making all of the payments set out in Table 2. If the Company fails to make the payments set out in Table 2 then it is required to transfer registered title to the El Coronel Concessions back to the original interest holders.

Outstanding Property Payments

All taxes on the concessions making up the Property have been paid and are current. Property payments on the Monterde Concessions and the El Coronel Concessions were made as required in 2000 to August 2005. At December 15, 2005, the following amounts were due in respect to the option agreements:

El Coronel Concessions	US$ 683,000

The outstanding property payments for the El Coronel Concessions will be funded from available working capital.

Property Description and Location

The Property, located in the Sierra Madre Mountains of southwestern Chihuahua State, is approximately 75 kilometres northwest of Glamis Gold Ltd.’s El Sauzal Mining Project and approximately 50 kilometres southeast of the past-producing Ocampo Mining District.  It is located at approximate geographic coordinate’s 27°35.5' North latitude, 108° 05' West longitude, in Guazapares Municipality, approximately 260 road kilometres southwest of Chihuahua, Mexico.

Refer to Figure 1 and Figure 5 for the location and directions to the Monterde Property in Mexico and Figure 2 and Figure 3 for the location of individual concessions.

Monterde Project
Location Map
June 2005

Figure 1

Phoenix
United States
Tucson
El Paso
Mexico
Sonora
Gulf of California
Chihuahua
Hermosillo
Chihuahua
16
MONTERDE
SETAGO
Santa Rosalía
Loreto
La Paz
Cabo Falso
Mazatlán
Durango
Durango

Figure 2.

Modified from Hitchborn and Richards, 2003
Carotare Resource Area A
Carmen Resource Area L & old mine workings
Veta Minitas Resource Area A
SAN FRANCISCO B-1000
LA FORTUNA
14
7
23
15
5a
5c
5d
24
9
16
13-c
17
5b
3
1
2
22
4
21
8
12a
6
12b
10
20
11
18
19
13-e
13-d
13a
13b
13-f
3,050,000 N
783,000 E
793,000 E
0
1
2
kilometres

KEY:

MONTERDE MINERAL CONSESSION

1 - LOS HILOS
2 - MONTE VERDE
3 - EL CARMEN
4 - EL CARMEN II
5a-d - A. DE GUAZAPARES
6 - AMPLIACION GUADALUPE

STAKED MINERAL CONSESSIONS

7 - DAKOTA
8 - STRATUS
9 - RUBIA
10 - RUBIA FRACTION-1
11 - RUBIA FRACTION-2
12a - LOS ABUELOS FRAC OESTE
12b - LOS ABUELOS FRAC ESTE
13a - RUBIA 2
13b - RUBIA 3
13c - RUBIA 4
13d - RUBIA 5 Fr 1
13e - RUBIA 5 Fr 2
13f - RUBIA 5 Fr 3

EL CORONEL MINERAL CONSESSION

14 - LA MALINCHE
15 - LA FLOR DE ORO
16 - MONTANA DE ORO
17 - LA BONANZA
18 - VENADITO II
19 - BOLA DE ORO
20 - SAN CRISTOBAL
21 - MERLIN
22 - EL CARMEN
23 - LA VERDE
24 - LA MORENA

Kimber Resources Inc.

MONTERDE PROJECT

LAND STATUS - CORE CONCESSIONS

Figure 2

November 2005

Kimber Resources Inc.

Monterde Project
Claim Holdings

March 2005

Figure 3

800,000mE
3,058,000mN
Monterde
Carmen Deposit
N
RUBIA 2
RUBIA 3
Carmen Deposit
Monterde Property
Owned or under option to Minera
Monterde, S. de R.L. de C.V
3,038,000mN
0
5
10
Kilometres

Figure 4.

Known Mineralization and Structure on the Monterde Property

As at June 30, 2005

786,000E
788,000E
3,056,000N
3,055,000N
Au eq. Resource Ounces
Resource estimate
on first 27 holes expected
in November 2005
Au eq. Resource Ounces
M & I 968,000
Inferred 348,000
Drilling continues
El Orito Norte
Carotare
Carmen
0 250 500
metres
0 1 2 3 4 5
Kilometres
37 km
KIMBER RESOURCES
LEGEND
Owned or under option to Minera Monterde, S. de R.L. de C.V
(subsidiary of Kimber Resources Inc.)
Alteration & Mineralization
Mineralized structures
Drill Hole

© 2005 Kimber Resources Inc

Figure 5.

Access to the Monterde Property

Monterde Project Site
795,000E
3,052,000N
Nacarare
Legend
Monterde - San Rafael road
Railroad
Agua
Zarca
San Rafael
Scale
0
2.5
5 Km

Non-Reserves

Resources Estimate “L”

Resource Estimate “L” for the Carmen deposit was reported on September 6, 2005.

Grade cut-off is 0.3 grams gold per ton and 35 grams silver per ton converted to a gold equivalent of 85 grams of silver equalling one gram of gold. The factor for converting silver values to gold-equivalent grades reflects the relative prices of gold and silver (the 200-day moving averages), the proportions of the deposit which are expected to be treated by milling and heap leaching, and the estimated recoveries. This silver conversion ratio will be applied to drill intersections and resource estimates until changes in prices, recoveries, or grades prompt further revisions. This resource estimate was reviewed and approved by Mr. J.B. Richards, P.Eng. in his capacity as Qualified Person.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources.  This Section uses the term “inferred resources”.  We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically mineable.

	Tonnes	Gold g/t	Silver g/t
Inferred	7,421,000	1.00	39

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources.  This section uses the terms “measured” and “indicated resources”.  We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S.  investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

	Tonnes	Gold g/t	Silver g/t
Measured & Indicated	19,529,000	0.87	57

Mineral Rights

In Mexico, companies incorporated pursuant to Mexican law and Mexican nationals may acquire mining exploration concessions, which are valid for a non-renewable term of six years.  Each mining exploration concession must be legally surveyed and is subject to a semi-annual tax for the mining rights and as well, a certain amount of work must be done annually; proof of which must be filed each year with the proper authorities. Failure to perform the required work and file the receipts, can lead to the concession being cancelled. The amount of the tax on mining exploration rights and work required increases with each passing year.

Prior to the expiration of the six year term of exploration, an application for a mining exploitation title must be filed to convert the title to an exploitation concession, with such title being valid for a renewable term of 50 years, subject to certain conditions.  On the conversion to exploitation, the size of the concession may be reduced to cover only the area of economic mineral occurrence.  Again, there is a semi-annual tax for the mining rights as well as a requirement that a certain amount of assessment work be done on the concession.  During exploitation, smelter receipts can be produced in the amount of the work required, if so desired.

As with the exploration phase, the semi-annual tax increases each year until the fifth year when it then becomes a fixed semi-annual amount.  In the exploitation phase, the work requirement is strictly based on concession size and does not change, except when the government adjusts the amount to account for inflation.

In order to take advantage of the fact that in any given year, work might only be done in one area of a mining property the Mexican government allows claims or concessions to be grouped, and work done on one of the claims to be applied to the entire group.  However, in the event of grouping, each claim or concession in the group is deemed to be the same age as the oldest claim or concession in the group for the purpose of determining mining rights taxes.

Surface Rights

The land area encompassing the Monterde Property is subject to Ejido-controlled surface rights. Surface rights to the land required for mine development of the Group 1, Group 2, Group 3 and Group 4 concessions belong to the Ejido Monterde.

The ejido (“ejido”) system is a system where rural communities collectively own the surface rights to agricultural lands, which have been acquired from the federal government for the purposes of agricultural development and/or cattle ranching.  Based on the Agrarian Law of 1992, an ejido has the right to lease the property under its control and in some cases, can sell the land.

Residents of the community may belong to the ejido, however only one delegate per household can belong to the Asamblea de Ejidatarios, the governing body of the ejido.

By agreement dated July 13, 2003 (the “Ocupación Temporal”), as amended from time to time, between Minera Monterde and the Ejido Monterde the right to use and occupy land under the control of the Ejido Monterde for exploration and mining purposes was granted to Minera Monterde for a term of 30 years, subject to the payment of annual rent commencing 30 days following the commencement of commercial production. The rent is to be determined by the Commission for the Appraisal of National Property under the National Property Act of Mexico. The areas to be used for exploration and mining presently cover a total of 11,007 hectares of land.

An Ocupación Temporal is analogous to a surface easement in that the area agreed upon with the surface rights holder is registered with the government and as such, the surface owner must allow the mining concession owner access and use.  The Agreement has been accepted and registered in the Registro Agrario Nacional, the government land registry.

Permits

The department responsible for environmental protection in Mexico is SEMARNAT, which is similar to the U.S. Environmental Protection Agency and Canada’s Environmental Assessment Agency. SEMARNAT has broad authority to shut down and/or levy fines against facilities that do not comply with environmental regulations or standards.

Regulations require that an environmental impact statement, known in Mexico as a Manifiesto de Impacto Ambiental (“MIA”), be prepared by a third-party contractor for submittal to SEMARNAT.  Studies required to support the MIA include a detailed analysis of the following areas:  soil, water, vegetation, wildlife, cultural resources and socio-economic impacts.  Although the regulatory process in Mexico does not have a public review component, proof of local community support for a project is required to gain final MIA approval.  A risk analysis must also be prepared in conjunction with the MIA for approval by SEMARNAT.

A number of other approvals, licenses and permits are required for various aspects of a mine development.  The most significant permits for the development of the Monterde Property, other than MIA approval, are water rights concessions, or permits to extract water, issued by the National Water Commission, and a permit for consumption, use and storage of explosives, or blasting permit, issued by the Mexican National Defence Secretariat.

The Company applied for and has received a limited permit that allows for small-scale blasting operations such as road construction. The Company will hire a professional consultant that holds a roaming license to perform the procedures on the Property as is permitted by the Government of Mexico. As of the date of this Annual Report, the Company has not applied for a explosives permit required for full-scale blasting operations from the Mexican National Defence Secretariat. Once the Company’s operations require the permit, a powder magazine will be constructed based on projected need or usage and the permit would be applied for.

As of the date of this Form 20-F Annual Report, the Company has not obtained a water rights concession from the National Water Commission, the regulatory body of the Government of Mexico that issues permits for water extraction.  Under Mexican aquifer laws selected land areas do not require water rights permits for mining purposes. As the Company’s Monterde Property is located in a designated non-controlled aquifer, water that derives from its mining concessions is open for usage by the Company.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the Property is by approximately 230 km of paved highway via state Route 16 from the city of Chihuahua, the regional centre and nearest airport, to La Junta, south from La Junta to San Pedro, then from San Pedro to Creel. A paved Divisadero Highway connects Creel to San Rafael. A logging road leads to the Temoris Junction, a distance of 11 kilometres. After a right turn to the northwest at the junction, 20 kilometres of logging road lead to a sign to make a left turn and a further 6 kilometres along this road leads to the site. Refer to Figure 5 for road access directions to the Property from San Rafael.

The unpaved road from San Rafael to Monterde is of varying quality. It is impassable by tractor-trailer units because of hairpin turns, and to automobiles because of the irregularity of the surface, but light trucks and SUVs can easily navigate the road. The road is heavily utilized by single-axle logging trucks.

A modern, standard gauge rail line called the Chihuahua el Pacifico Railway passes through San Rafael from Chihuahua to the Pacific Ocean port of Los Mochis to the west and the national network to the east.

There is excellent access by unpaved roads within the Property, particularly in the area of defined mineral resource and its projected extension.

Creel, with a population of approximately 3,200, is the closest town having a full service infrastructure base.  Creel is approximately a two and one half-hour drive east-northeast from the Property via San Rafael.

The region is one of deeply incised plateau with elevations ranging from 2,000 metres to over 2,400 metres.  Topography is locally steep, with a relatively high density of canyons and watercourses.  Numerous annual streams traverse the area. The Monterde area is forested with a variety of conifers; the predominant specie is Ponderosa pine.  Arbutus is locally seen.  Other tree species include oak, alder, and various poplars.  Shrubs include manzanita, magnolias, wild rose and numerous additional plants.  Two plant types of limited distribution are maguey and cacti, noted at scattered locales.

Fauna in the area includes black-tailed jackrabbits, cottontail rabbits, mice, white-tailed deer, and possibly mule deer.  Cougars, bobcats, and ubiquitous coyote represent carnivorous animals.  Reptiles include rattlesnakes, king snakes, bull snakes and corn snakes. Lizards exist in abundance.

The climate is marked by dry, cold winters and a distinct rainy season.  During the winter, Monterde receives snow to depths of one metre on occasion.  Most of the snow falls from December to mid-February.  Temperature during the winter is variable, daytime highs range from 0 to 20 degrees Celsius, morning lows from -20 degrees to 5 degrees Celsius.  Temperatures during the summer, or rainy season, are moderate and range from 10 to 20 degrees Celsius.

The rainy season typically begins in May or June and continues until late September to October. Roads are passable and exploration can be done throughout the rainy season. The amount of rainfall received and the frequency of storms are dependent on the severity of the hurricane season in the eastern Pacific Ocean.  The storms and thunderstorms that mark the rainy season are usually remnants of Pacific hurricanes that have moved inland, east into the Sierra Madre Occidental.  Spring and fall are generally cool and mild.

Numerous streams are present and water supply should not be a problem. Provision may have to be made for some water storage.  There is good local infrastructure centred on Creel, the local centre for supply. Abundant labour is available locally from Creel and the surrounding small towns and villages.  The region has a history of mining and the people are familiar with it and see it as an attractive way of earning a living.  Electricity is available from the national power grid at either 34 or 115 kilovolts at San Rafael. A substation and approximately 30 kilometres of line will be required.

History and Previous Work

Historic reports, copies of which have been obtained by Kimber, indicate production of gold and silver ores from the Monterde Property was underway during the period 1937 to 1944.  The reports indicate that the production was from two underground mines located on adjacent shears and total ore production was 68,000 tonnes grading 19.29 g/t gold and 311.5 g/t silver at a cut off grade of 15.0 g/t gold.  The historic records indicate all of the ore produced was oxide and mining depths were greater than 250 metres vertical.

The early reports state that the ore was processed in a 25 ton per day mill and gold and silver were extracted through cyanidization.  Based on the production records of tonnes mined and ounces of gold and silver sold, the gold recovery is estimated at 85% to 90% and silver recovery at 65% to 70%.

The records indicate that the mine shut down in June 1944.  Minor production of 1,810 tons was credited from July 1944 to October 16, 1944. Historic data states that the mine shut down due to a variety of factors, but not because of a lack of ore.

Modern exploration on any part of the Property began in 1994 when it was optioned by Pandora Industries Inc. (“Pandora”) of Vancouver, British Columbia.  Pandora then formed a joint venture with Mill City Gold Mining Corp. of Vancouver, British Columbia and commenced surface exploration.  The program results were encouraging and prompted the project geologist, Harold Jones, P.Eng., to recommend a drill program targeted at the historic underground mine.  However, the joint venture was dissolved prior to drilling.

Golden Treasure Explorations Inc. optioned the Monterde Property in June 1998, and initiated an exploration program consisting of mapping and rock chip sampling.  The results were positive and drilling was recommended.  The first ever drilling of the Monterde Property commenced in early December 1998 under the direction of Alan Hitchborn, now an officer of Kimber.  Approximately 760 metres in eight drill holes (MTR-01 through MTR-08) were completed shortly after.  Assay results were favourable, but in late summer, 1999, Golden Treasure failed to make the required option payments under the option agreements with the vendors and relinquished control of the Monterde Property.

In the fall of 1999 Kimber began negotiations with the owners of the Monterde Property. Option agreements between Minera Monterde and the owners were signed in February 2000.

Regional Geology

The Sierra Madre Occidental mountain range is a region of northwest trending volcanic intrusive centres and scattered calderas approximately 1,250 kilometres long and 250 kilometres wide, Tertiary to Late Cretaceous in age.  The geology is notable for the tremendous thickness of pyroclastics ranging in size from dust to boulder tuffs on an andesite basal unit, all on a basement of Jurassic marine sediments.   The Sierra Madre Occidental mountain range is recognized as having a high density of precious and base metal deposits genetically and spatially related to the volcanic-intrusive centres and associated faults. On the west the Sierra Madre is bounded by the Sonora Basin and Range Province and on the east by the central Mexican carbonate platform.

Three crudely defined stratigraphic units comprise the lithologic sequences.  The Jurassic marine sediments are overlain by an Upper Cretaceous to Lower Tertiary sub-aerial and submarine volcanic assemblage termed the Lower Volcanic Sequence ("LVS"), approximately 1,000 metres thick.  At the base of the LVS, the lithologies are predominately andesite flows and hypabyssal porphyry intrusives.  The LVS is unconformably overlain by a thick series of latitic tuffs, the Upper Volcanic Sequence ("UVS").  These units are Tertiary, possibly Oligocene in age.

Property Geology

The Monterde Mining District is emplaced in a volcanic complex typical of the Sierra Madre Volcanic belt.

The host lithologies are slightly welded to welded tuffs, intermediate in composition, intruded by variably altered comagmatic dikes.  The rocks lowest in the sequence, exposed below any known mineralization are andesitic in composition.  In some cases they are very strongly clay-altered.

The volcanic complex is localized at the intersection of two regional scale structural trends, one striking northwest with a right lateral sense of movement, and the other striking northeast with a left lateral sense of movement.  At the deposit scale, the controls to gold-silver mineralization reflect the regional right lateral strike slip shear system.

Alteration styles mapped include early stage propylitic, silicic, phyllic, argillic, quartz vein stockwork, and iron oxides.  Gold and silver mineralization is hosted in all of the stated alteration styles except propylitic and silicic.  The mapped alteration assemblages and quartz vein morphology suggests that the Carmen deposit is located in the upper levels of the hydrothermal system.

The system is characterized as “low sulphidation epithermal”.  The deposit is oxidized to a depth of at least three hundred metres.

Figure 3 is a geologic map showing the areas where drilling (on the Carmen and elsewhere) has been taking place.  Also shown are exploration targets, which have yet to be drilled.

Lithology

The volcanic complex that hosts the Monterde District is composite in nature. The evolution of the complex follows a common extrusive rock pattern of lower intermediate rocks, followed by intermediate rocks with a slightly more felsic component, capped by a series of siliceous rocks. Any discussion of the compositional classification of the following lithologies is limited to hand sample description.  No petrographic studies have been completed; therefore, compositional classification is based on hand sample phenocryst mineralogy.

Intermediate Rocks: Lower Volcanic Series (LVS)

The lowest outcropping lithologies of the complex are porphyritic intermediate rocks.  Phenocryst content consists of plagioclase euhedra and well-formed hornblende phenocrysts.  The groundmass is aphanitic, grey to dark grey when fresh, greenish grey when propylitically altered.  Based on phenocryst mineralogy, the intermediate rocks would be classified as andesite, which occur as flows and perhaps minor tuffaceous rocks.

Outcrops of the andesitic lithologies are mapped south and west of the deposit area; they do not outcrop on the area covered by drilling.  The rocks rarely occur completely fresh. Most outcrops exhibit some propylitic alteration.  Supergene argillization present in some outcrops is the result of oxidation of pyrite, which was emplaced with the propylitic alteration event.  Sparse quartz veins are also noted in some areas.  No sampling has been conducted on these exposures.

Tuffaceous Rocks: Upper Volcanic Series (UVS)

Overlying the basement andesite is a series of three tuffaceous lithologies generally latitic in composition. The contact between the tuffaceous rocks and the underlying andesite are assumed to be unconformable.  Measured dips on the tuffs are gentle, 5 to 10 degrees southeast.  This series of tuffaceous lithologies hosts the gold-silver mineralization in the Monterde District.

The lowest unit is white to light grey, slightly to moderately welded, fine-grained lithic tuff.  The lithic tuff contains fragmentals of the parent tuff lithology and fragments of the underlying andesitic lithologies.  Phenocryst mineralogy suggests a latite composition for these tuffs. Phenocrysts consist of plagioclase, sanidine, quartz, and occasional biotite.  In some occurrences of biotite, it is not clear if the biotite is primary or secondary and related to alteration. The groundmass is generally fine to medium grained.  Where welding is more pronounced, the groundmass exhibits eutaxitic texture.  The andesitic lithic component of this unit is fine-grained.  Most lithic fragments are smaller than 2.5 centimetres in the largest dimension.

The next unit in the tuff series is a coarse-grained lithic tuff or “breccia tuff”. The designation, ‘coarse grained’ is derived from the larger size of the andesite lithic fragments present in the unit.  The andesite lithic fragments range in largest dimension from less than 2.5 centimetres to over 2 metres.  At some mapped localities, the amount of andesite lithic component present in the tuff gives the rock the appearance of lahar.  The coarse grained lithic tuff has the same phenocryst composition as the fine-grained lower tuff unit and would be termed a latite on this basis.  The degree of welding present is mostly moderate to slight.

Capping the coarse grained lithic tuff is a welded tuff that displays distinct layered textures. This unit has the same phenocryst composition as the two underlying tuff units.  Minor andesite lithics are present in the unit.

Quartz Feldspar Intrusive: Pre-Mineralization (UVS)

Outcrop of pre-mineralization intrusive is present west and northwest of the Carmen deposit. This lithology occurs as plugs and dikes intruding the tuffaceous lithologies.  Phenocryst content is composed of plagioclase, quartz, sparse sanidine, and minor biotite.  The groundmass is aphanitic.  Based on phenocryst mineralogy, the interpretation is that this intrusive lithology is comagmatic with the tuffaceous rocks.

The pre-mineralization intrusive is variably altered.  The most notable alteration style is hematization of the groundmass.  A clay mineral, possibly sericite, is on occasion seen to replace plagioclase phenocrysts.

Flow Dome Complex, Pre-Mineralization

This category of lithologies includes three distinct but probably related intrusive phases.  The intrusive rocks included in this category consist of flow-banded domal rocks, pink flow banded very fine-grained domal rocks, and obsidian dikes.

The domal rocks occur southwest of the deposit area.  These rocks are characterised by abundant spherical lithophysae and flow banding.  Auto-brecciation of the flow textures is common.  Multiple intrusive phases are present and consequently, this category includes some lumping of lithologies.  These rocks are categorised as rhyolite based on the quartz-sanidine phenocryst mineralogy.

No sequence of emplacement is implied in the following discussion on the three intrusive phases noted above.

Mapped exposures of the pink, flow-banded, very fine-grained domal rocks and associated obsidian dikes occur in fault and intrusive contact with altered tuffaceous lithologies northwest of the Carmen deposit.  Outcrop of the domal rocks is seen on the small hill northwest of the Carmen deposit.  Exposures sometimes exhibit a vitrophyric margin and base where the domal rocks are extruded and contact the underlying tuffs as a flow.  The obsidian dikes are interpreted as apophysis from the main domal body.  The phenocryst mineralogy is primarily quartz and sanidine.  This assemblage would suggest a rhyolite classification for these rocks.

Structure

Refer Figure 4 for locations of individual mineralized structures of the Monterde Property.

Primary structural control of the Carmen deposit is a northwest striking, northeast dipping shear zone with both right lateral movement and normal displacement.  The setting is in a half-graben or pull-apart basin.  Splays branching off the main shear are evident and are related to the extension of the half graben.  The intersection of north-striking normal faults with the shear features contributes to the localization of the gold-silver mineralization, which is present on all of the noted structures.

Alteration & Mineralization

The earliest alteration event is propylitic alteration mostly confined to the footwalls of the Carmen and Las Minitas Shear Zones.  Greenish brown chlorite is seen to replace biotite phenocrysts of the various tuffaceous lithologies.  Additionally, the groundmass of the tuffs is greenish brown suggesting chloritic replacement of groundmass constituents. Propylitic alteration does not host gold and silver mineralization.

Two areas of silica replacement are mapped in the Carmen Shear Zone. These exposures are typically white to very light grey, forming resistant, cliff-like outcrop. Silica replacement is not gold-silver bearing.

Two styles of phyllic alteration are mapped in the target areas. One is seen in limited outcrop exposure mostly along the footwall structures of the Carmen and Las Minitas Shear Zones.  This style of phyllic alteration, which manifests as sericite replacement of plagioclase phenocrysts, may be related to the lead-zinc mineralization.   Phyllic alteration also occurs as cross cutting, fracture-controlled coatings of clay minerals, probably sericite-illite. This implies that two separate phyllic events are present. Both styles of phyllic alteration host gold and silver mineralization.

Silica-hematite breccias commonly outcrop along gold and silver mineralized structures and are encountered in the drilling. These breccias typically are greyish, exhibiting multiple pulses of silica as matrix filling, quartz veins and breccia cement. Hematite occurrence is seen as fracture fillings, stains, and disseminations. Rock chip sampling and drilling establishes that silica-hematite breccias host gold and silver mineralization.

Argillic alteration ranges from incipient to pervasive. Incipient argillic alteration is marked by the replacement of plagioclase phenocrysts by clay. Progressing further, argillic alteration replaces the groundmass of the altered lithology and taken to the extreme, results in a rock that has undergone complete textural destruction.

Iron oxides mapped include hematite, goethite and limonite.  Hematite is defined as dark red stain or coating on rock surfaces, identified by a red streak on a porcelain plate. Goethite is defined, on a hand sample basis, as brownish to brown red iron oxides.   Limonite is defined as yellow to orange iron oxides.

Gold mineralization is associated with argillic alteration in both drill holes and surface sampling, and with goethite-hematite stained siliceous breccias. The goethite and hematite amounts range from sparse to pervasive.   Limonite is present in the hematite-goethite iron oxide regime, but where limonite is the most abundant iron oxide, gold and silver values are low.  Gold is not associated with massive (i.e. unbrecciated) silicification.  No gold has been seen and there is no known placer associated with the Monterde District.

Deposit Type

Based on the host lithologies and mapped alteration assemblages, the Property is classified as a low sulphidation, volcanic hosted, structurally controlled epithermal gold-silver deposit.  The presence of hypogene argillic alteration and banded quartz veins with a chalcedonic, waxy lustre, underlain by phyllic alteration, suggests the deposit is high in the hydrothermal regime.  Compared to other deposits hosted in similar geologic settings, the Carmen deposit should have greater than 500 metres of down dip extent.

Exploration

RC Drill Program

380 reverse circulation (RC) holes had been drilled on the Property to December 5, 2005.  Eight (8) holes were drilled by Golden Treasure, the remainder by Kimber.  One of Golden Treasure’s holes, MTR-04 was lost at a shallow depth and is not included in the database, for an effective total of 378 RC holes totaling 68,549 metres in depth.   The holes drilled by zone, including the Golden Treasure drilling are: Carmen - 318 holes; La Veta Minitas - 24 holes; Carotare -28 holes; El Orito 7 holes, and the Da Nada zone with 2 holes drilled.  The holes range from 31 to 310 metres in depth.

Company personnel surveyed the drill collars with differential Global Positioning System (GPS). Down-hole deviation surveys were completed by a contractor or Company personnel on all holes deeper than 66m, which remained open after the drill pipe had been removed. In some cases, holes collapsed before the deviation survey could be done.

The drill samples were collected on 2 metre intervals and assayed by Chemex in North Vancouver, British Columbia following sample preparation at their laboratory in Hermosillo, Mexico.

A series of duplicates, blanks, and reference samples served for quality assurance and quality control.

All field operations are under the direction of A.D. Hitchborn, B.Sc., and Vice-President, Development of Kimber.

J. Byron Richards, P. Eng., Vice-President, Engineering is responsible for Quality Control and is the designated Qualified Person.

Significant intersections from all the drill programs can be found in Kimber’s news releases on its website at www.kimberresources.com and are filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Metallurgy

Historically the Monterde mine (now part of Carmen Deposit) recovery from cyanide vat leaching ranged from 85 to 90% gold and 65 to 70% silver.

During 2003 Kimber completed a gold and silver cyanide recovery test program on 150 gold and silver bearing samples from rejects of 11 reverse circulation drill holes over the length and depth of the Carmen deposit. The objective of the test-work was to determine if there is some mapable variation in silver recovery that should be considered in sample site selection in ongoing metallurgical work.

These tests gave excellent gold recovery, from 60% to 99.8%, averaging 95.8% and silver recovery varying over a wider range of 15% to 87%. There was a strong correlation between recovery and grade and depth of the mineralization. The grade-weighted recovery of silver in the upper 100 metres of the resource was calculated to be 55%.  Silver is of much less importance below 100 metres depth.

Further testing done in 2004 on large samples from trenches and large diameter (PQ) drill core confirmed that the gold recovery was very good, but that the spatial variations in silver recovery were more complex than had been thought from the 2003 work.  Bottle roll cyanide leach tests on 93 samples of crusher rejects from diamond drill holes in 2005 again confirm the recoveries previously measured, see table below.

CARMEN DEPOSIT - GOLD & SILVER METALLURGICAL RECOVERIES 2005 BOTTLE ROLL TESTS ON DRILL CORE CRUSHER REJECTS

Gold Minimum Recovery %	Gold Maximum Recovery %	Gold Average %	Standard Deviation %
22.8	99.4	90	14

Silver Minimum Recovery %	Silver Maximum Recover %	Silver Average %	Standard Deviation %
8.9	97.9	41.3	58

The "Relative Standard Deviation” given in the right-most column above is a measure of the uncertainty of the average of the results.  Preliminary analysis of these results has indicated that the more complex pattern of silver recoveries may be mappable.  These studies will continue in 2006 with further work on process development as well.

Gold Equivalence of Silver

The gold equivalence of silver is useful for comparing assay intercepts on a particular property.  It is calculated by taking into account the projected gold and silver prices and the estimated percentage of recoveries of each metal depending on the type of recovery method used (ie. mill processing vs. heap leach).  In a full analysis it would include all costs related to the production of each metal, including refining charges, freight and security etc.  At the present time Kimber is of the opinion that an average estimate of 85:1 (silver: gold) is appropriate until further metallurgical tests are performed.

Trenching

Approximately 465 metres of trench were cut in six trenches of the exploration targets, Las Minitas and El Orito areas of the concessions in 2002.  In 2003 a further 1,545 metres in 17 trenches were cut in the Las Minitas area and two new alteration zones, the Veta Minitas and De Nada zones, which were located in 2003 (See Figure 3).  The trenches were mapped and sampled by Kimber crews. Sampling was done by continuous chip sampling on lines marked on outcrop face with samples 1 to 3 metres long. Approximately 7 kg of chips were taken over each sample interval. Assaying of the chip samples was dealt with under the same assay protocol as the RC chips, except that no sample duplicates or standards were included.

Anomalous gold values in the trench samples confirm the Las Minitas and El Orito structures as being mineralized. Zones with gold in excess of 100 parts per billion (ppb) are of interest as drill targets. The RC drill results from the Las Minitas and Veta Minitas zones reinforce their value.

Other Significant Acquisitions and Dispositions

Setago and Oribo Properties

During the year ended June 30, 2003, Minera Monterde staked two (2) separate early stage exploration properties called Setago and Oribo.

The Setago Property lies approximately 24 kilometres to the west of Monterde and consists of one exploration concession (title number 220684) covering a rectangular area of 3,000 hectares (5 x 6 kilometres). With the exception of annual taxes ($3,355 in 2005), the property requires no significant payments as the staff of Minera Monterde staked the concession. The property covers well-altered Tertiary volcanics of the Upper Volcanic Series (similar to Monterde). Alteration types include argillic, alunitic, pyrophyllitic and silicification, together with siliceous breccias, quartz vein stockworks and extensive iron oxide features which are typical of high sulphidation epithermal systems. Kimber’s geological team in Mexico completed a limited mapping and sampling program on the property in July 2003 resulting in anomalous gold values. Work to date on this property has been minimal.

Kimber also staked the Oribo Property. The Company abandoned the Oribo Property in 2005 due to difficulties working in the area.

Rubia 2, Rubia 3, Rubia 4, Rubia 5 (Fraccions 1 to 3) Properties

With some of the mineralized structures and exploration targets on the Monterde Concessions and the El Coronel Concessions trending towards the boundary of the claims, the Company decided to stake surrounding ground and in January, 2005 Minera Monterde expanded the Company’s property holdings. A 37 kilometre stretch of ground has been staked around and to the southeast of the Monterde Concessions and the El Coronel Concessions to cover extensions of mineralized structures.  The land under Kimber’s 100% control in the Monterde District is now in excess of 29,000 hectares. Refer to Figure 1 for the location of the Property in Mexico and Figure 2 for the location of the Rubia 2, Rubia 3, Rubia 4 and the Rubia 5 properties.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition, changes in financial condition and results of operations of Kimber for each of the years in the four-year period ended June 30, 2005 should be read in conjunction with the financial statements of Kimber included in “Item 17 - Financial Statements”.  Kimber’s financial statements are presented in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

This section contains forward-looking statements involving risks and uncertainties. Kimber’s actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under part “Item 3 D - Risk Factors”.

The Company prepares consolidated financial statements in accordance with Canadian generally accepted accounting principles in Canada (“Canadian GAAP”). The financial statements of the Company are prepared in Canadian dollars.  See “Item 3A – Selected Financial Data” for exchange rate information.

U.S. GAAP requires that all exploration and general and administrative costs related to projects be charged to expense as incurred.  As such, some of the costs accounted for as deferred mineral acquisition and exploration expenditures under Canadian GAAP would have been charged to earnings under U.S. GAAP.  Property acquisition costs are capitalized under both Canadian and U.S. GAAP.

The Company has not recorded revenue or cash flow from mining operations, and has experienced losses from operations for each of the last five years.  The Company is an exploration stage company and none of its properties have any known mineral reserves and the development of exploration properties, including the Company’s Monterde Property or inclusive Carmen Deposit, and is subject to significant uncertainty and risk.  The Company anticipates that it will not record any significant revenue or cash flow from operations and that it will incur significant losses until the Property is fully developed and successfully put into production.  The Company intends to continue to rely upon the issuance of securities to finance its operations and exploration activities to the extent such instruments are issuable under terms acceptable to the Company.

The information contained herein should be read in conjunction with the consolidated financial statements of the Company.

Factors Affecting the Company’s Business

Management periodically reviews results of operations both internally and externally through mining professionals. Decisions to abandon, reduce or expand exploration efforts are based upon many factors including general and specific assessments of mineral deposits, the likelihood of increasing or decreasing those deposits, land costs, estimates of future mineral prices, potential extraction methods and costs, the likelihood of positive or negative changes to the environment, permitting, taxation, labour and capital costs. There cannot be a pre-determined hold period for any property as geological or economic circumstances render each property unique.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues earned and expenses incurred during the reporting period.  Actual results could differ from those estimates.

The Company’s financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations. If future financing is unavailable, the Company may not be able to meet its ongoing obligations, in which case the realizable value of its assets may decline materially from current estimates.

Property acquisition costs and related direct exploration costs are deferred until the properties are placed into production, sold or abandoned.  These mineral property costs will be amortized on the unit-of-production basis over the estimated useful life of the properties, or written-off if the properties are abandoned.  Cost includes any cash consideration paid and the fair market value of shares issued, if any, on the acquisition of property interests.

Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made.  The recorded amounts of property claim acquisition costs and their related deferred exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.  The Company reviews capitalized costs on its property interests on a periodic, or annual, basis and will recognize an impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the property or from the sale of the property.  As the carrying value and amortization of the Company’s mineral property assets is, in part, related to management’s assessment of the property, such estimations are significant to the Company’s financial position and results of operations.

Effective July 1, 2003 the Company has adopted the new accounting standard of the Canadian Institute of Chartered Accountants (“CICA”) for accounting for stock-based compensation.  The Company has adopted the fair value method of accounting for all stock options granted.  Under this method, stock-based compensation on options granted to employees, directors and consultants is recorded as an expense in the period the options are vested, based on the estimated fair value at the measurement date using the Black-Scholes Option Pricing Model.

A. Operating Results

Kimber has financed its operations principally through the sale of its equity securities.  Kimber does not have any sales or revenue from its mineral properties. The Company receives nominal interest income earned from funds held on deposit and from short-term marketable securities. Interest income earned is dependent on the amount of funds available for deposit and changes in the interest rates.  Unless Kimber is able to obtain additional funds through the sale of its equity securities, the amount of interest income earned is expected to decrease as Kimber continues exploring its mineral properties.

Year Ended June 30, 2005 Compared to Year Ended June 30, 2004

The Company’s net loss for the fiscal year ended June 30, 2005 was $1,825,982 or $0.06 per common share compared with $1,513,811 or $0.07 per share loss for the same period ended June 30, 2004. The Company’s increase in net loss for the year was $312,171.

In accordance with stock-based compensation policy required by the Canadian Institute of Chartered Accountants the Company recorded an expense of $720,469 on 982,000 stock options granted in the year ($533,448 in 2004). This is a non-cash expense and does not affect the Company’s operations. Without this non-cash expense, the Company would have recorded a loss of $1,105,513 or $0.04 weighted average loss per share during the year.

During the fiscal year ended June 30, 2005 the Company spent $6,233,521 on its mineral properties; $528,458 for property acquisition payments and had mineral property expenditures of $5,703,063. Drilling costs of $2,251,312 were the highest cost activity, representing 36% of expenditures, as a second drill rig was added in March, 2004 ($1,069,739 or 29% in 2004). Geological and geophysical expenditures were $861,051 or 15% of property expenditures in 2005 compared to $495,843 or 14% in 2004.  The increase in geological staff represents personnel required to supervise and process data from the second drill rig. Also in line with higher drilling expenditures, assay testing was the third highest cost category in fiscal year ending June 30, 2005 at $647,785 or 10% of property expenditures ($443,757 or 12% in fiscal year ended June 30, 2004). The results of these expenditures are explained in the “Mineral Properties” section below.

Salary and benefits expenses rose during the year ended June 30, 2005 to $570,991 from $479,017 in the year ended June 30, 2004 due to salary increases and administrative demands that have grown with the Company’s operating activities and regulatory compliance.

Investor relations and shareholder communications expenses of $195,163 (2004 – $163,673) were larger as a result of additional advertising and attending investment conferences to create greater awareness of the Company’s progress.

Office and miscellaneous expenses increased during the year by $45,816 to $123,421 in 2005. The increase is mainly attributable to increased printing costs and computer service and maintenance costs.

Rent expense for the head office increased to $64,365 in the year ended June 30, 2005 from $43,016 in the comparable period ended 2004 as the result of an increase in rent and additional office space occupied.

The Company recorded a gain from foreign exchange of $17,103 during the year ended June 30, 2005 as opposed to a loss of $10,554 in the period ended 2004. The gain originates from funds advanced to Mexico during the year that have appreciated in value due to fluctuations in the Mexican nuevo peso relative to the Canadian dollar. The rate of exchange for the Mexican nuevo peso began the fiscal year at 0.1163 and closed the year lower at 0.1147.

Year Ended June 30, 2004 Compared to Year Ended June 30, 2003

During the fiscal year ended June 30, 2004 the Company made mineral property expenditures of $3,654,415 including $486,932 for property acquisition payments and $3,167,483 on development and exploration primarily in and around the Carmen deposit. Drilling represented 34% of these expenditures or $1,069,739 and assays 14% or $438,190.

The Company’s net loss for the fiscal year ended June 30, 2004 was $1,513,811 or $0.07 per common share compared with $513,627 or $0.04 per share loss for the same period ended June 30, 2003. The Company experienced an increase in net loss for the year of $1,000,184 primarily as the result of recording stock option expenses of $533,448 ($0 in 2003) in accordance with new stock-based compensation policy required by the Canadian Institute of Chartered Accountants. This is a non-cash expense and does not affect the Company’s operations. Without this non-cash expense, the Company would have recorded a loss of $980,363 or $0.04 weighted average loss per share during the year.

Salary and benefits expenses rose during the year ended June 30, 2004 to $479,017 from $187,128 in the year ended June 30, 2003 due to increased administrative demands that have grown with the Company’s operating activities and regulatory compliance obligations.

Investor relations and shareholder communications expenses of $163,673 (2003 – $123,835) were larger as a result of additional advertising and attending more investment conferences to create greater awareness of the Company’s progress. This also contributed to the Company’s travel and accommodation expenses, which rose from $34,681 in 2003 to $82,804 during the year ended June 30, 2004.

The office and miscellaneous expenses for the Company increased to $77,605 from $51,438 because of higher operating activities, printing costs and insurance premiums.

Rent expenses for the head office increased to $43,016 in the year ended June 30, 2004 from $33,623 in the comparable year ended 2003 as the result of an increase in rent and leasing additional premises to accommodate a larger staff.

The Company recorded a loss from foreign exchange of $10,554 during the fiscal year ended June 30, 2004 as opposed to a loss of $24,419 in the same period ended 2003. The loss derives from funds advanced to Mexico that have lost a portion of their value due to short-term fluctuations in the Mexican nuevo peso relative to the Canadian dollar. The rate of exchange for the Mexican nuevo peso began the fiscal year at 0.1292 and closed the year lower at 0.1163. This represents a 10% decline in the value of the peso compared to its Canadian counterpart and has caused the Company’s expenses in Mexico to be lower.

Year Ended June 30, 2003 Compared to Year Ended June 30, 2002

Kimber’s net loss for the year ended June 30, 2003 increased to $513,627 or $0.04 per Common Share compared to a loss of $125,308 or $0.03 per share for the year ended June 30, 2002. The increase in expenses for the year relate to increased operations of a public company including salaries and benefits (2003 - $187,128; 2002 - $54,391), office and miscellaneous (2003 - $51,438; 2002 - $26,358), rent (2003 - $33,623; 2002 - $23,577), investor relations (2003 - $123,835; 2002 - $7,216), transfer and filing fees, travel and costs associated with completing Kimber’s IPO. This includes interest expense of $25,000 for a $125,000 bridge loan made by non-insiders to Kimber which was repaid following the completion of the IPO.

Working capital of Kimber increased from ($255,031) on June 30, 2002 to $1,369,434 on June 30, 2003.

Cash available increased to $1,172,533 as at June 30, 2003 from $45,521 at June 30, 2002.

During the comparable period, Kimber paid down current liabilities totaling net $344,706.

Amounts receivable increased during the year to $208,644 from $72,909 primarily as a result of expenditures containing Goods and Services Tax (GST) input tax credits and IVA tax (value added tax similar to GST) paid on expenditures in Mexico. Subsequent to the year-end, Kimber received notice from Canada Customs and Revenue Agency that the GST input tax credits have been approved for payment. Also subsequent to the year-end Kimber’s Mexican subsidiary received a payment from the Government of Mexico for its IVA.

Acquisition costs totaling $268,995 incurred in the year ended June 30, 2003 ($126,277 in 2002) in respect to the payment of option payments and concession taxes on account of the Monterde and the El Coronel concessions. In addition, Kimber incurred deferred exploration costs totaling $1,175,305 during the year ($33,034 in year ended June 30, 2002) primarily on drilling ($310,274), geological ($220,810) and assays ($118,324). Kimber also reimbursed Atna Resources Ltd. a total of $36,316 during the year: $8,623 for advances made to Kimber for exploration expenses completed during the fiscal year ended June 30, 2001 and $27,693 as a reimbursement for IVA tax applied for and received on their behalf.

During the year ended June 30, 2003, Kimber expended $81,318 ($5,216 in year ended June 30, 2002) on the purchase of capital assets consisting primarily of a service vehicle and other equipment associated with the exploration of the Monterde Property.

Year Ended June 30, 2002 Compared to Year Ended June 30, 2001

Kimber’s net loss of $125,308 or $0.03 per Common Share for the year ended June 30, 2002 reflects the expenses of $191,855 and a gain from a settlement of accounts payable of $66,547 exceeding the interest revenue of $160 for the period compared to the loss of $289,833 or $0.09 per share during the year ended June 30, 2001.  The expenses for the period relate primarily to the day-to-day operations of Kimber and the completion of the administration of the November 16, 2000 exploration program carried out for Atna.  Kimber had significant reductions in expenditures including professional fees and management fees. The sale of assets during the year ended June 30, 2001 resulted in a loss of $96,404.

Working capital deficiency of Kimber increased from $229,652 on June 30, 2001 to $255,031 on June 30, 2002. Cash available increased to $45,521 as at June 30, 2002 from $26,045 primarily from loans made to Kimber.

During the period ended June 30, 2002, Kimber completed the exploration program on the Monterde Property for Atna at a cost of $155,273 and Atna paid Kimber $32,341 for project management. Total deferred costs on mineral properties increased from $119,400 at June 30, 2001 to $274,673.

During the period, Kimber issued shares for a total of $387,391.  Total liabilities of Kimber increased from $330,206 in June 2001 to $399,838 on June 30, 2002 due to loans and accrued payables relating to the IPO.

B. Liquidity and Capital Resources

Kimber is presently exploring its properties for sufficient mineral reserves to justify production.  None of Kimber’s properties are yet in production and consequently do not produce any revenue.  As a result, Kimber’s ability to conduct operations, including the acquisition and exploration of mineral properties, is based on its ability to raise funds, primarily from equity sources.  While Kimber believes it has sufficient capital and liquidity to finance operations for the next fiscal year, its ability to continue operations and the recoverability of amounts recorded for mineral properties are dependent on the discovery of economically recoverable reserves on its mineral properties, the ability of Kimber to obtain additional financing to complete its exploration and upon future profitable production or on sufficient proceeds from disposition of such properties if they are sold or joint ventured.

Kimber will have to obtain financing in the future primarily through equity financing, and/or debt financing.  There can be no assurance that Kimber will succeed in obtaining additional financing, now or in the future.  Failure to raise additional financing on a timely basis could cause Kimber to suspend its operations and eventually to forfeit or sell its interest in its properties. In the past, Kimber has been successful at raising funds to continue work on its mining properties, including a financing completed in February 2005 for proceeds of $5,100,002 and another subsequent to the fiscal year end in August 2005 for proceeds of $4,999,998. However, there are no certainties that the Company will be able to raise additional funding on reasonable terms if at all, in which case the property may be joint ventured, sold, abandoned or the outstanding agreements renegotiated.

Over the next twelve months, Kimber’s Property payment obligations on properties in which it has interests in total US$548,700. In many instances in the mining industry, property vendors require companies to periodically spend minimum amounts exploring properties to maintain title to their property and to ensure that exploration work is being completed to advance the properties to a development stage. In the case of the Monterde Property, the assessment requirements by the vendors to hold entire claim blocks are at the discretion of Kimber and it may decline to make property payments for claims that the Company deems unnecessary, uneconomic or unlikely to contribute to the overall value of the project. Kimber may return the properties to the vendors if further work on specific claims is unwarranted, without penalty. Kimber must pay for costs to reregister the claims in the names of the original vendors if the claims are returned.

Capital resources consist primarily of cash and liquid short-term investments. As at June 30, 2005 the Company had cash and banker’s acceptance notes totaling $4,288,648 and $450,471 for advances and receivables. Of this amount, $293,701 is due from the Government of Mexico for IVA input tax credits and $56,844 for advances made to acquire property concessions.

Up to June 30, 2005 the Company had made expenditures totalling $11,601,330 on its mineral properties (Monterde - $11,542,512; Setago - $58,818). These costs include property and mineral rights, capitalized exploration costs, equipment expenditures and on-going property management expenses.

If all stock options are exercised, the Company would generate $4,591,360 by issuing 3,912,450 common shares. If the existing 4,022,378 share purchase warrants priced at $1.80 were exercised the Company would raise $7,240,280.

As of September 30, 2005 Kimber had cash and liquid cash equivalents of $6,203,415.

As at the date of this Annual Report (December 15, 2005), management believes that it has financial resources to complete planned expenditures until approximately March 31, 2006. Planned expenditures on the Monterde Property during 2006 are as follows:

EXPENDITURES	$C
Property payments and taxes	809,000
Reverse-circulation drilling program of 25,000 meters and related assays, including geologists, contractors and associated costs such as travel and supplies	12,296,000
Environmental study including hydrology, acid rock drainage, and social work	340,000
Pre-feasibility study including resource modelling, mining engineering, capital and operating cost studies	245,000
Metallurgy study	270,000
Underground clearance and survey of old mine workings	432,000
Geotechnical studies	40,000
Leach pad engineering	80,000
Air-photos and mapping	30,000
Water supply study	45,000
Road and power-line study	70,000
TOTAL	14,657,000

Current liabilities at June 30, 2005 increased $256,665 to $900,734 from $644,069 at June 30, 2004.  This was mainly attributable to invoices for drilling and assay services on the Monterde Property arriving after the fiscal year end.

Kimber generates cash flow from selling its shares either through financings or the exercise of existing share purchase warrants and stock options.  There is a liquidity risk that these warrants and options may not be exercised if the price of Kimber’s share price falls due to market conditions.

Share capital increased cash inflows during the year ended June 30, 2005 by an aggregate $7,907,056 through the issuance of 6,331,288 Common Shares as follows:

	Number of Shares	$
Balance, June 30, 2004	27,401,540	11,126,010
Private placements	4,600,324	6,632,5411
Exercise of warrants	1,497,747	1,119,315
Exercise of options	233,217	155,200
	6,631,288	7,907,056
Balance, June 30, 2005	33,732,828	19,033,066

Notes:

1Net of share issuance costs of $432,461

Kimber had no long-term debt as of June 30, 2005 or at the time of filing this Annual Report and no significant expenditure commitments unrelated to exploration activities.

Kimber’s current working capital position provides sufficient liquidity for its short-term requirements.

The Company does not anticipate the payment of dividends in the foreseeable future.

C. Research and Development, Patents and Licenses, Etc.

Kimber’s main activity is the exploration of its mineral properties (see “Item 4D - Property, Plants, and Equipment”) and it does not engage in conventional research and development.  It has not incurred research and development expenses or adopted research and development policies.

D. Trend Information

Kimber’s main activity is the exploration of its mineral properties and it has no production, sales, or inventory in the conventional sense.  Kimber’s financial success will be dependent upon the extent to which it can demonstrate mineralization and the economic viability of developing such properties.  Such development may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty.  The sales value of any mineralization discovered by Kimber is largely dependent upon factors beyond Kimber’s control such as the market value of the metals produced.

Kimber is not aware of any trends, uncertainties, demands, commitments or events which are reasonably likely to have a material effect upon Kimber’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E. Off-Balance Sheet Arrangements

Kimber has no off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

Not Applicable

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The members of the board of directors and senior officers of Kimber including a brief biography of each as at December 7, 2005 are as follows:

Name and Position in Kimber	Age	Other Principal Directorships
R. Dennis Bergen (1)(2)(3)(4) Director Mr. Bergen is an independent director of the Company, is a member of Compensation Committee a member of the Audit Committee and a member of Nomination Committee	53	None
Clifford A. Grandison (2)(4) Director Mr. Grandison is an independent director of the Company, is member and Chairman of the Audit Committee and a member of the Nominating Committee	67	Director, Coast Mountain Power Corp.
Alan D. Hitchborn Vice-President, Development Director General of Minera Monterde Mr. Hitchborn manages the field program of drilling, geochemical sampling and trenching on the Monterde Project	51	Director, Corex Gold Corp.
Michael E. Hoole Vice-President, Secretary and Director Mr. Hoole is in charge of compliance with corporate regulatory bodies and provides management services to the Company	61	None
Robert V. Longe(3) President, Chief Executive Officer and Director Mr. Longe provides management services and is responsible for the overall affairs of the Company	68	Director, Huntingfield Investments Ltd. (owned by Mr. Longe and his wife) Director, MineQuest Exploration Associates Ltd. (mining consultant owned by Huntingfield Investments Ltd.)

Luard J. Manning (1)(2)(4) Director Mr. Manning is an independent director for Kimber, is a member of Compensation Committee a member of the Audit Committee and a member of Nomination Committee	78

Director, Cusac Gold Mines Ltd.

Director, FM Resources Corp.

Director, Highbank Resources Ltd.

Director, Nustar Resources Inc.

Director, Discovery Ventures Ltd.

Director, Verona Development Corp

Director, Riverbank Resources Ltd.

L.J. Manning and Associates Ltd. (mining consultant wholly-owned by Mr. Manning)

James J. Puplava(3)(4) Director Mr. Puplava is an independent director for Kimber and a member of the Corporate Governance Committee and a member of Nomination Committee	55	Puplava Financial Services Inc. Puplava Securities Inc.
J. Byron Richards Vice-President, Engineering Mr. Richards is the designated Qualified Person for the Monterde Project and is responsible for quality control, sampling protocol, resource estimation process and verifies data before it is disclosed	61	JB Engineering Ltd. (mining consultant owned by Mr. Richards and his wife)
Peter J.A. de Visser Chief Financial Officer Mr. de Visser acts primarily as a financial and accounting adviser for Kimber. Mr de Visser is responsible for the strategic financial direction of the Company	56

Director, Candente Resources Corp.

Director, La Mancha Resources Inc.

Director, Kane Biotech Inc.

Director, Leisure Canada Inc.

Director, Mariculins Inc.

Director, X-Tal Minerals Corp.

DeVisser Gray, Chartered Accountants

Roger C. Connors Comptroller and Assistant Secretary Mr. Connors is responsible for financial control activities including record keeping, payroll, accounts payable, cash management, budget forecasts and presenting all financial analysis and reporting	36	None

Notes:

(1) Member of Compensation Committee

(2) Member of Audit Committee

(3) Member of Corporate Governance Committee

(4) Member of Nominating Committee

There are no familial relationships between any director or senior officer and any other director or senior officer.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or senior officer.

The business experience of each director and senior officer, including activities performed outside Kimber, are as follows:

R. Dennis Bergen

Dennis Bergen is a mining engineer with over 25 years of experience in mining, much of it in northern areas including the NWT, Yukon, Northern Manitoba and B.C.  A graduate of BCIT (Mining Technology 1972) and UBC (Bachelor of Applied Science -Mineral Engineering 1979), he is a Professional Engineer registered in B.C.  Mr. Bergen’s experience includes open pit and underground gold and base metal mines and his responsibilities have ranged from mine technician to mine engineering and supervisory positions to mine manager and Vice President, Operations.  In these roles he worked on project construction, operations, mine closure and reclamation in a number of different remote locations.  He has spent considerable time in project evaluation and acquisition for several companies evaluating projects in Canada and abroad.  Most recently he was responsible for the reopening and subsequent operation of the Cantung mine after a 2 year suspension of operations.

Clifford A. Grandison, Director

Clifford Grandison holds a Bachelor of Arts in Mathematics and Economics from the University of British Columbia (1962) and received a Diploma from the Banff School of Advanced Management. Mr. Grandison, a business manager and executive, is currently the President and CEO of Coast Mountain Power Corp. and has been with the company since November 2000.  Mr. Grandison has been the President of Grandison Executive Management Inc., an independent firm which provides management services to companies, since July 1992. Mr. Grandison served as President and Chief Executive Officer of Skyline Gold Corporation (formerly International Skyline Gold Corporation), a mining company listed on the Toronto Stock Exchange, from July 1992 to April 2000. From December 1987 to July 1992 he held a number of senior management positions with Placer Dome, Inc., a large multinational mining company, including Vice-President and Treasurer (December 1987 to January 1991) and most recently as Vice-President, Corporate Development (January 1991 to July 1992). Mr. Grandison became an independent director of Kimber in December, 2003.

Alan D. Hitchborn, Vice-President, Development, Director-General of Minera Monterde

Mr. Hitchborn, a geologist with 23 years' experience worked as a consulting geologist and began working on the Monterde Property in 1998. He graduated from the University of Nevada in Reno with a Bachelor of Science degree, Geology. Mr. Hitchborn's experience includes nine years at Placer Dome Inc.'s Bald Mountain Mine in Nevada from 1986 to 1997, where he was responsible for annual budgets of US$1,000,000 or more.  During seven years as Chief Geologist at Bald Mountain, Mr. Hitchborn was successful in adding 2,000,000 ounces of gold to the mining reserve at a cash cost of less than US$5.00 per ounce.  Mr. Hitchborn also worked as a senior geologist in Placer’s Resource Estimation Group where his responsibilities included expert consultancy for Placer Dome projects and reserve/resource estimates for all phases of projects, from exploration to feasibility.  He was the President and Chief Geologist for Golden Treasure Explorations Ltd from September 1997 to June 1999. Mr. Hitchborn worked as a consulting geologist for Kimber from September 1999 until he was hired as Minera Monterde’s Director General in January, 2000 and later became Kimber’s Vice-President Development in April, 2002.

Michael E. Hoole, Vice President, Secretary and Director

Mr. Hoole is a lawyer (Barrister & Solicitor #2922) who has worked in and participated in legal and management positions in resource industries (forestry and mining) for more than 25 years.  Mr. Hoole was Vice President, Secretary and Counsel of Westmin Resources Ltd. from November 1996 to August 1997. He was the Secretary of Kit Resources Ltd. from September 1998 to March 1999.  He was a self-employed legal consultant from September 1997 to December 2002. He has been employed in executive and/or legal capacities for a number of large public corporations, including Placer Development Ltd. (now Placer Dome Inc.), British Columbia Forest Products Ltd. (now Catalyst Paper Corp.) and Gibraltar Mines Ltd/Westmin Resources Ltd. (now Boliden Limited). Mr. Hoole became an inside director of Kimber in April, 2002.

Robert V. Longe, President, Chief Executive Officer and Director

Mr. Longe is a Professional Engineer (B.C. Association of Professional Engineers and Geoscientists #118426) and has had a 35-year career in the mineral exploration and development business.  He has worked with both multinational and junior mining companies and as an independent consultant in North and South America and Africa.  Mr. Longe is currently President of MineQuest, an exploration consulting company, which he co-founded in 1980.  MineQuest is owned as to 100% by Huntingfield Investments Ltd., which in turn is owned by Mr. Longe (as to 51%) and his wife (as to 49%).  Mr. Longe obtained a Bachelor of Arts degree from Cambridge University and Masters in Science from McGill University and is a Professional Engineer (#118426).  Mr. Longe became a director of Kimber in May, 1995 and became the President and Chief Executive Officer in November, 1999.

James J. Puplava, Director

Mr. Puplava, CFP is President of Puplava Financial Securities Inc. (PFS), an investment advisory and money management firm. Founded in 1985, PFS specializes in investment, retirement, tax, and estate planning services. Mr. Puplava is also President of Puplava Securities Inc. a Broker-Dealer and Member of NASD/SIPC. He is a member of the Market Technicians Association and a CMT candidate. Mr. Puplava graduated cum laude in History and Economics from Arizona State University. He then went on to graduate summa cum laude with a Masters Degree in Finance and Accounting from the American Graduate School of International Management (Thunderbird). Among his many awards and achievements, Mr. Puplava was honoured in 1992 as one of America's top ten Financial Representatives by Registered Representative Magazine.  Mr. Puplava became an independent director of Kimber in May 2004.

Luard J. Manning, Director

Mr. Manning is a Professional Engineer (Professional Engineer, Mining - B.C. Association of Professional Engineers and Geoscientists #5711) with over 45 years mining experience, the last 30 of which he spent as a mining consultant practising out of Vancouver, British Columbia.  He has extensive expertise in operating underground mines and has also operated small open pit mines.  Mr. Manning is President of L.J. Manning and Associates Limited, a mining consultant wholly-owned by Mr. Manning.  He is also a director, Secretary and Chief Financial Officer of L.E.H. Ventures Ltd. and a director of several other junior mining companies including Cusac Gold Mines Ltd. (from 1991 to present), Nustar Resources Inc. (From 1998 to present), Highbank Resources Ltd. (from 2003 to present). Mr. Manning became an independent director of Kimber in June 1995.

J. Byron Richards, Vice-President, Engineering

Mr. Richards is a Professional Engineer (Professional Engineer - B.C. Association of Professional Engineers and Geoscientists #8909) with 34 years’ experience in the mineral exploration and development business.  He and his wife own JB Engineering Ltd. (as to 50% each), a private consulting company providing services, particularly on resource estimation and sampling procedures, to the mining industry.  Mr. Richards provides ongoing services to Kimber on a consulting basis, as required, pursuant to a Management Agreement. Mr. Richards became Kimber’s Vice-President, Engineering in March, 2002.

Peter J.A. de Visser, Chief Financial Officer

Mr. de Visser is a Chartered Accountant (ICABC #15622) and is the managing partner of De Visser Gray, Chartered Accountants; former auditor of Kimber. He has been the Principal of DeVisser Gray since October 1987 to present. He graduated from the University of British Columbia with a Bachelor of Commerce degree in 1973 and has been a member of the Institute of Chartered Accountants of British Columbia since 1976.  Mr. de Visser has been a director and officer of several public companies including Candente Resources Corp. (Director and Chief Financial Officer from February 2000 to present), La Mancha Resources Inc. (from February 2003 to present), Kane Biotech Inc. (from March 2003 to present), Leisure Canada Inc. (from February 1997 to present), Mariculins Inc. (from May 2004 to present), X-Tal Minerals Corp. (from January 2004 to present) and was a director of Canplats Resources Corp. (from March 2000 to January 2001) and Medicure Inc. (from June 1998 until December 2001).

Roger C. Connors, Comptroller and Assistant Secretary

Mr. Connors has 12 years experience in corporate finance, public accounting and consulting, including extensive experience dealing with exploration stage companies and venture financing. Mr. Connors was employed by Island Arc Resources Corp. from February 1994 until January 2002 as Chief Accountant and continued consulting for the company until August 2002. Mr. Connors was the Controller for National Gold Corporation from January 2001 until its amalgamation with Alamos Gold Corp. in March, 2003.  Mr. Connors began as a consultant with Kimber in January 2002; became an employee in September, 2003 and was appointed Comptroller and Assistant Secretary on October 8, 2004. Mr. Connors holds a Bachelor of Business Administration degree from Acadia University in Nova Scotia. He has been the controller and chief accountant of several other public mining and oil and gas companies involved in international exploration programs.

Cease Trade Orders or Bankruptcies

None of the directors, officers or promoters are, or have been within the past five years from June 30, 2005, directors, officers or promoters of other reporting companies which, during the period such position was held, were struck from the registry of the British Columbia Registrar of Companies or whose securities were the subject of a cease trading order or suspension order or order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days.

None of the directors, officer or promoters are, or have been within the past five years from June 30, 2005, directors, officers or promoters of other issuers which were declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that issuer.  None of the directors, officers or promoters during the past five years were declared bankrupt or made a voluntary assignment in bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

B. Compensation

The following table sets forth all compensation paid by Kimber to its directors and members of its administrative, supervisory or management bodies during its fiscal year ended June 30, 2005.

Name and Principal Position	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
				Awards		Payouts
	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/SARs Granted (#)	Restricted Shares/Units Awarded ($)	LTIP Payouts ($)
Dennis Bergen Director	Nil	Nil	5,733	80,000	Nil	Nil	Nil
Roger Connors Comptroller and Assistant Secretary (appointed an Officer in October 2004)	60,000	Nil	Nil	75,000	Nil	Nil	Nil
Clifford A. Grandison Director	9,500	Nil	Nil	30,000	Nil	Nil	Nil
Alan D. Hitchborn Vice-President, Development and Director-General of Minera Monterde	119,490	Nil	Nil	90,000	Nil	Nil	Nil
Michael E. Hoole Vice-President, Secretary & Director	129,641	Nil	Nil	100,000	Nil	Nil	Nil
J. John Kalmet Director	9,000	Nil	Nil	30,000	Nil	Nil	Nil
Robert V. Longe President, CEO & Director	136,848	Nil	Nil	110,000	Nil	Nil	Nil
Luard J. Manning Director	8,000	Nil	Nil	30,000	Nil	Nil	Nil
James J. Puplava, Director	6,500	Nil	Nil	130,000	Nil	Nil	Nil
Robert Quartermain Former Director	1,000	Nil	Nil	30,000	Nil	Nil	Nil
J. Byron Richards Vice-President, Engineering	Nil	Nil	129,605	90,000	Nil	Nil	Nil
Peter J.A. de Visser, Chief Financial Officer	31,500	Nil	Nil	10,000	Nil	Nil	Nil
Abraham Urias, Secretary of Kimber Resources de Mexico	84,000	Nil	Nil	75,000	Nil	Nil	Nil

Kimber does not have a pension plan, retirement fund or similar benefits plan or other arrangement for non-cash compensation to the directors or senior officers of Kimber, with the exception of incentive stock options.

Kimber has entered into Change of Control Agreements dated January 13, 2004 with four corporate executive Officers, two of whom are also Directors of the Company.  These Agreements provide for payment to these corporate Officers of up to 36 months salary, plus the costs to Kimber of the benefits provided by Kimber to them, in the event of their resignation after a material adverse change in their position occurring within 12 months following a change in control of Kimber or dismissal by Kimber of the Officers without cause within two (2) years following a change in control of Kimber.

C. Board Practices

The Board of Directors consists of six (6) directors, all of whom were elected at meetings of the shareholders of Kimber.  The Directors have staggered terms of office.  Two (2) directors, Messrs. Hoole and Longe, were elected at an Annual General Meeting of Kimber in 2004 for a three (3) year term expiring at the Annual General Meeting in December 2007; two (2) directors, Messrs. Grandison and Manning, were elected at Kimber’s Annual General Meeting in 2003 for a three (3) year term expiring at the Annual General Meeting in 2006 and two (2) Directors, Mr. Puplava and Mr. Bergen were elected at the Annual General Meeting of Kimber on December 7, 2005 for a term expiring at the Annual General Meeting in 2008.

Robert V. Longe has served as a director of Kimber since March 1995, President of Kimber since November 1999 and Chief Executive Officer of Kimber since April 2002.  Michael E. Hoole has served as Vice-President and Secretary of Kimber since November 1999 and a director and Chief Financial Officer of Kimber since April 2002. Peter de Visser replaced Mr. Hoole as Chief Financial Officer on January 14, 2004.  Luard Manning has served as a director of Kimber since May 1995. Clifford Grandison has served as a director of Kimber since December 2003 and James Puplava has served as a director since May 2004.  Dennis Bergen has served since December 7, 2005. Alan D. Hitchborn was appointed as Director-General of Minera Monterde in January 2000 and Vice-President, Development of Kimber in April 2002.  J. Byron Richards was appointed as Vice-President, Engineering of Kimber in April 2002. Roger C. Connors was appointed as Comptroller and Assistant Secretary of Kimber in October, 2004.

Pursuant to Section 224 of the Business Corporations Act (British Columbia), Kimber is required to have an Audit Committee.  As at December 7, 2005, the members of the Audit Committee are Clifford Grandison, Luard Manning and Dennis Bergen.  The Business Corporations Act requires the directors of a public company to elect from among their number a committee composed of not fewer than three directors, of whom a majority must not be officers or employees of Kimber or an affiliate of Kimber.  The election must occur at the first meeting of the directors following each annual general meeting, and those elected will hold office until the next annual general meeting.  Section 225 provides that before the annual financial statements are published, the financial statements and the auditors report must be submitted to the audit committee for review with the auditor, and, after that, the report of the audit committee on the financial statement must be submitted to the directors.  Section 224(5) provides that the auditor must be given notice of, and has the right to appear before and to be heard at, every meeting of the audit committee, and must appear before the audit committee when requested to do so by the committee.  Finally, section 224(6) provides that on the request of the auditor, the chair of the audit committee must convene a meeting of the audit committee to consider any matters the auditor believes should be brought to the attention of the directors or shareholders.

The Directors have established a Compensation Committee and as at December 7, 2005, the members of Kimber’s Compensation Committee are Luard Manning and Dennis Bergen.  The mandate established for the Compensation Committee is for the purposes of:

1.

considering alternative types of compensation for the Directors and Officers of Kimber and making recommendations to the Board for the establishment of appropriate compensation plans, strategies and policies:

2.

considering appropriate levels of compensation for the Directors and Officers of Kimber and making recommendations to the Board as to the remuneration and other compensation to be provided to the Directors, the President and the other Officers of Kimber;

3.

reviewing personnel policies and benefit plans available to the employees of Kimber and making recommendations to the Board; and

4.

carrying out periodic performance assessments of the President.

D. Employees

Kimber has a total of ten employees in Canada and 18 employees in Mexico.

At Kimber’s head office in Vancouver, there are eight full-time employees and three part-time employees as at December 15, 2005. These numbers include two members of senior management, and one full time employee who is involved in shareholder and investor communications. One full time employee is an officer responsible for project exploration and development and spends his time between the office in Vancouver and on the Property in Mexico.  Two full time employees and one part-time employee provide administrative support. One part-time employee has a separate office in Vancouver and provides legal services relating to operations in Mexico. One part-time employee is an officer of Kimber and manages his accounting and auditing practice in a separate office in Vancouver. All employees are non-union and Kimber is not subject to any collective bargaining agreements.

Minera Monterde employs additional full-time or part-time employees or consultants to assist with the ongoing exploration work at the Monterde Property in Mexico. All employees of Kimber’s subsidiary in Mexico, Minera Monterde, S. de R.L. de C.V., are non-union and Kimber is not subject to any collective bargaining agreements.

Kimber competes with other mining companies in connection with hiring and retaining qualified employees. At the present time a sufficient supply of qualified workers is available for operations in Vancouver and in Mexico. The continuation of such supply depends upon a number of factors, including, principally, the demand occasioned by other companies. There can be no assurance that Kimber will continue to be able to retain or attract qualified employees. There is a risk that increased labour costs could have a material adverse effect on its operations.

E. Share Ownership

With respect to the persons referred to above in “Item 6B – Compensation”, the following table discloses the number of Common Shares (each Common Share possessing identical voting rights) beneficially held by those persons including the percentage of the shares outstanding as at December 15, 2005.

Name and Title	No. of Shares	Percent of Shares Outstanding	No. of Options
R. Dennis Bergen Director	-0-	0.0%	80,000
Clifford A. Grandison Director	8,856	0.026%	144,000
Alan D. Hitchborn Vice-President, Development and Director-General of Minera Monterde	320,000	0.949%	765,000 (1)
Michael E. Hoole Vice-President, CFO, Secretary & Director	617,000	1.81%	480,000 200,000 (2)
Robert V. Longe President, CEO & Director	1,544,525 (3)	4.58%	490,000
Luard E. Manning Director	97,822	0.251%	210,000
James J. Puplava Director	5,824,100	17.26%	180,000
Roger C. Connors Comptroller and Assistant Secretary	25,000	0.074%	115,000
J. Byron Richards Vice-President, Engineering	329,332	0.976%	320,000
Peter J.A. de Visser Chief Financial Officer	5,000	0.015%	60,000

Notes:

(1) 550,000 of these options are performance based (see Note 1 and 2 on Page 66 and 67)

(2) Grant of personal stock options to purchase an additional 200,000 shares from Robert V. Longe

(3) 200,000 of these shares are subject to a personal option to Michael E. Hoole

On April 6, 2004, James Puplava, a fund manager and analyst from San Diego, California, announced that he and a number of persons acting jointly with him had acquired a 19.9% interest in Kimber and that he intended to buy additional Common Shares through a “Stock Exchange Take-Over Bid”.  On April 16, 2004, following a halt in the trading of Kimber’s shares, Mr. Puplava announced his offering to purchase 1,000,000 Common Shares at a price of $2.50 per share.  On April 19, 2004, Mr. Puplava withdrew his take-over bid in response to a delay in regulatory approval of his bid and to the general drop in the markets for gold and silver shares.  Kimber’s management continues to believe that Mr. Puplava's objectives for Kimber are well aligned with those of other shareholders.   On May 28, 2004, Mr. Puplava was elected as a member of the board of directors of Kimber.

Incentive Stock Options

The following table discloses the stock options beneficially held by the aforementioned persons, as at December 15, 2005.  The stock options are for Common Shares of Kimber:

Name of Person	Number of Shares Subject to Issuance	Exercise Price per Share	Expiry Date
R. Dennis Bergen	25,000	$2.05	January 16, 2009
R. Dennis Bergen	5,000	$2.14	October 6, 2009
R. Dennis Bergen	50,000	$1.50	December 7, 2010
Roger C. Connors	30,000	$0.73	August 13, 2008
Roger C. Connors	10,000	$1.77	May 28, 2009
Roger C. Connors	75,000	$2.14	October 6, 2009
Clifford A. Grandison	64,000	$0.45	June 6, 2007
Clifford A. Grandison	50,000	$2.05	January 16, 2009
Clifford A. Grandison	30,000	$2.14	October 6, 2009
Alan D. Hitchborn (1)	350,000	$0.45	July 12, 2007
Alan D. Hitchborn (2)	325,000	$0.73	August 13, 2008
Alan D. Hitchborn	90,000	$2.14	October 6, 2009
Michael E. Hoole	80,000	$0.45	June 6, 2007
Michael E. Hoole	200,000	$0.45	July 12, 2007
Michael E. Hoole	100,000	$0.73	August 13, 2008
Michael E. Hoole	100,000	$2.14	October 6, 2009
Robert V. Longe	80,000	$0.45	June 6, 2007
Robert V. Longe	200,000	$0.45	July 12, 2007
Robert V. Longe	100,000	$0.73	August 13, 2008
Robert V. Longe	110,000	$2.14	October 6, 2009
Luard J. Manning	80,000	$0.45	June 6, 2007
Luard J. Manning	50,000	$0.45	July 12, 2007
Luard J. Manning	50,000	$0.73	August 13, 2008
Luard J. Manning	30,000	$2.14	October 6, 2009
James J. Puplava	50,000	$1.77	May 28, 2009
James J. Puplava	130,000	$2.14	October 6, 2009
J. Byron Richards	80,000	$0.45	June 6, 2007
J. Byron Richards	25,000	$0.45	July 12, 2007
J. Byron Richards	25,000	$0.45	October 29, 2007
J. Byron Richards	100,000	$0.73	August 13, 2008
J. Byron Richards	90,000	$2.14	October 6, 2009
Peter J.A. de Visser	50,000	$2.05	January 16, 2009
Peter J.A. de Visser	10,000	$2.14	October 6, 2009

Notes:

1)

300,000 of these options are performance based and vest in stages upon the Company attaining the following milestones:

a)

30% of the Option shall vest upon management of the Company establishing to the satisfaction of the Board of Directors that the Company has developed a “Measured and Indicated Resource”, as those terms are defined by the Canadian Institute of Mining, Metallurgy and Petroleum, of not less than 1,000,000 ounces of gold and gold equivalent silver (calculated on the basis of 70 grams of silver = 1 gram of gold) at a grade of not less than 2.5 g/tonne;

b)

a total of 65% of the Option shall vest upon management of the Company establishing to the satisfaction of the Board of Directors that the Company has developed a “Measured and Indicated Resource”, as those terms are defined by the Canadian Institute of Mining, Metallurgy and Petroleum, of not less than 2,000,000 ounces of gold and gold equivalent silver (calculated on the basis of 70 grams of silver = 1 gram of gold) at a grade of not less than 2.5 g/tonne;

c)

a total of 100% of the Option shall vest upon management of the Company establishing to the satisfaction of the Board of Directors that the Company has developed a “Measured and Indicated Resource”, as those terms are defined by the Canadian Institute of Mining, Metallurgy and Petroleum, of not less than 3,000,000 ounces of gold and gold equivalent silver (calculated on the basis of 70 grams of silver = 1 gram of gold) at a grade of not less than 2.5 g/tonne;

d)

a total of 50% of the Option shall vest upon management of the Company establishing to the satisfaction of the Board of Directors that the Company has developed a “Proven and Probable Reserve”, as those terms are defined by the Canadian Institute of Mining, Metallurgy and Petroleum, of not less than 1,000,000 ounces of gold and gold equivalent silver (calculated on the basis of 70 grams of silver = 1 gram of gold) at a grade of not less than 2.5 g/tonne;

e)

a total of 100% of the Option shall vest upon management of the Company establishing to the satisfaction of the Board of Directors that the Company has developed a “Proven and Probable Reserve”, as those terms are defined by the Canadian Institute of Mining, Metallurgy and Petroleum, of not less than 2,000,000 ounces of gold and gold equivalent silver (calculated on the basis of 70 grams of silver = 1 gram of gold) at a grade of not less than 2.5 g/tonne;

1)

250,000 of these options are performance based and vest in stages upon the Net Present Value, as defined in the option agreement, of Kimber’s interest in “Measured and Indicated Resources”, as defined by the Canadian Institute of Mining, Metallurgy and Petroleum, in the Setago and Oribo properties reaching certain increasing milestones or upon Kimber receiving a net amount of $5 million after deduction of all expenses incurred in respect to such properties as follows:

a)

30% of the Option shall vest upon the Net Present Value of the Company’s interest in “Measured and Indicated Resources” (as those terms are defined by the Canadian Institute of Mining, Metallurgy and Petroleum) contained in all mineral properties identified as prospective sites for gold/silver deposits by the Optionee prior to becoming an employee of the Company and acquired by the Company, other than the Monterde Concessions and El Coronel Concessions, being not less than US$30,000,000;

b)

a total of 65% of the Option shall vest upon the Net Present Value of the Company’s interest in “Measured and Indicated Resources” (as those terms are defined by the Canadian Institute of Mining, Metallurgy and Petroleum) contained in all mineral properties identified as prospective sites for gold/silver deposits by the Optionee prior to becoming an employee of the Company and acquired by the Company, other than the Monterde Concessions and El Coronel Concessions, being not less than US$60,000,000;

c)

a total of 100% of the Option shall vest upon the Net Present Value of the Company’s interest in “Measured and Indicated Resources” (as those terms are defined by the Canadian Institute of Mining, Metallurgy and Petroleum) contained in all mineral properties identified as prospective sites for gold/silver deposits by the Optionee prior to becoming an employee of the Company and acquired by the Company, other than the Monterde Concessions and El Coronel Concessions, being not less than US$90,000,000; and

d)

a total of 100% of the Option shall vest upon the Company receiving a net amount of $5,000,000 (the “Proceeds”) after deduction of all expenses incurred by the Company on or on account of the property or properties identified as prospective sites for gold/silver deposits by the Optionee prior to becoming an employee of the Company and acquired by the Company, other than the Monterde Concessions and the El Coronel Concessions, in respect of which the Proceeds were received.

The Option Plan provides for the issuance of stock options to acquire up to a total of 5,294,613 Common Shares for a period not exceeding five years, subject to standard anti-dilution adjustments was approved December 10, 2003. The Directors may, from time to time, appoint an administrator (the “Administrator”) for the purposes of administering the Option Plan.  Initially, the Administrator will be the Secretary of Kimber.

The subscription price at which a stock option may be exercised shall be:

a)

the closing trading price of the Common Shares on the stock exchange on which the Common Shares are traded at the Date of Grant on the last trading day before the Date of Grant;

b)

if the Board determines that the Subscription Price determined in accordance with paragraph a) above is not a representative price, the weighted average of the trading prices for the Common Shares on the five trading days before the Date of Grant, subject to regulatory and exchange approval of any stock exchange having jurisdiction; or

c)

if the Common Shares are listed on more than one stock exchange at the Date of Grant, then as calculated in a) and b) above using the trading price or prices on the stock exchange on which the majority of the Common Shares traded, subject to the approval of any stock exchange having jurisdiction;

The stock options will be non-assignable, except that they will be exercisable by the personal representative of the stock option holder in the event of the stock option holder’s death for a period of up to one year from the date of the option holder’s death.  The stock options will expire not more than 90 days after the director or employee ceases to be a director or employee of Kimber or, in the alternative, if they are fired or removed from their office, as the case may be, for cause, then 10 days following the date of their termination.

If a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of shares in respect of which that stock option expired or terminated shall again be available for the purposes of the Option Plan.

The Option Plan provides that other terms and conditions may be attached to a particular stock option.

Prior to the issuance of Kimber’s Common Shares for any exercise of stock options, the Common Shares must be fully paid for.  Kimber will not provide financial support to assist holders in exercising their stock options.

The Option Plan provides that it is solely within the discretion of the Directors to determine who should receive stock options and in what amounts.  The Directors may from time to time amend the Option Plan and may seek shareholder approval for such amendments as required by law or under the policies of the Toronto Stock Exchange and any regulatory authority.  Disinterested shareholder approval must be obtained if Kimber proposes to decrease the exercise price of previously granted stock options to insiders, or if the Option Plan, together with any previously issued or proposed stock option grants, could at any time result in:

i)

the number of Common Shares reserved for issuance under stock options granted to insiders of Kimber exceeding 10% of the outstanding Common Shares;

ii)

the issuance to insiders, within a one year period, of a number of shares exceeding 10% of the outstanding Common Shares; or

iii)

the issuance to any one insider and such insider’s associates, within a one year period, of a number of Common Shares exceeding 5% of the outstanding Common Shares.

“Disinterested shareholders” are defined as the shareholders of Kimber other than the insiders and their associates to whom stock options may be issued under the Option Plan.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of December 15, 2005, the following table sets forth the beneficial ownership of each major shareholder, defined as beneficial owners of 5% or more of Kimber’s issued and outstanding Common Shares, known to exist by Kimber:

Identity of Person or Group	No. of Shares	Percent of Shares Outstanding
James J. Puplava	5,824,100	17.26%

The Common Shares held by each of the major shareholders have the same voting rights as all other shareholders of Kimber. To the best of Kimber’s knowledge, it is not owned or controlled, directly or indirectly, by another company, by any foreign government or by any other natural or legal person severally or jointly.  To the best of Kimber’s knowledge, there are no arrangements, the operation of which at a subsequent date will result in a change in control of Kimber.

B. Related Party Transactions

None of the directors, officers or principal shareholders of the Company, nor any associates or affiliates of the Company, have any material interest, direct or indirect in any transactions in which the Company participated during the period commencing July 1, 2002 and ending on the date hereof which transactions were material to the Company, or its subsidiary, except as stated elsewhere in this Annual Report or as indicated below.  See Item 6B above.  None of the directors, officers or principal shareholders of the Company, or any associates or affiliates of the Company, were involved in any transaction with the Company, or subsidiary, that was unusual in its nature or conditions, involving goods, services, or tangible or intangible assets.

Directors and officers of Kimber were paid an aggregate of $725,085 during the year ended June 30, 2005 for wages, directors’ fees, consulting, legal, accounting and administrative services.  These transactions have occurred in the normal course of operations and were measured at the exchange amount, which is that amount of consideration established and agreed to by the related parties.

Directors and officers of Kimber were paid an aggregate of $445,341 during the year ended June 30, 2004 for wages, directors’ fees, consulting, accounting and administrative services.  These transactions have occurred in the normal course of operations and were measured at the exchange amount, which is that amount of consideration established and agreed to by the related parties.

The Company holds 103,596 non-voting preferred shares of 616800 B.C. Ltd. These preferred shares are redeemable for $1 per share and therefore carried at $103,596. 616800 B.C. Ltd.’s asset is 2,250,000 common shares of Jasper Mining Corporation, a corporation traded publicly on the TSX Venture Exchange. Kimber has two directors in common with 616800 B.C. Ltd.

An officer of the Company, Alan D. Hitchborn, owed Kimber $16,702 as at June 30, 2005 ($15,452 at December 15, 2005) that derive from tax deductions remitted on behalf of the officer in a previous fiscal year. The amount is repayable at $250 per month. As at June 30, 2004 the officer owed Kimber $19,702.

On January 14, 2004, Peter de Visser, a managing partner of De Visser Gray, Chartered Accountants was appointed Chief Financial Officer of Kimber. De Visser Gray was Kimber’s auditor and audited the financial statements in this Annual Report for the fiscal years ended June 30, 2003, 2002 and 2001.  Kimber appointed Mr. de Visser following many candidate interviews for a Chief Financial Officer, a position that required the individual to have an accounting designation as a listing requirement by the Toronto Stock Exchange. Mr. de Visser was selected over other applicants based on his extensive knowledge of the industry and familiarity with the operations of the Company. To the knowledge of Kimber there are no conflicts of interest between Kimber and Mr. de Visser or any other companies or parties that he is affiliated with.

On April 6, 2004, James Puplava, a director, announced that he and a number of persons acting jointly with him had acquired a 19.9% interest in Kimber and that he intended to buy additional Common Shares through a “Stock Exchange Take-Over Bid”.  On April 16, 2004, following a halt in the trading of Kimber’s shares, Mr. Puplava announced his offering to purchase 1,000,000 Common Shares at a price of $2.50 per share.  On April 19, 2004, Mr. Puplava withdrew his take-over bid in response to a delay in regulatory approval of his bid and to the general drop in the markets for gold and silver shares.  Kimber’s management continues to believe that Mr. Puplava's objectives for Kimber are well aligned with those of other shareholders.  On May 28, 2004, Mr. Puplava was elected as a member of the board of directors of Kimber.

On December 16, 2003, Kimber closed a non-brokered private placement of 1,000,000 units that included family members of James Puplava, a director, and Puplava Securities Inc. other parties at a price of $0.70 per unit. Each unit consisted of one Common Share and one-half of one non-transferable share purchase warrant.  One whole warrant entitled the holder to purchase one additional Common Share of Kimber for 12 months at a price of $0.80. A list of the placees with relations to Mr. Puplava is below:

Name	Shares Purchased	Cash Proceeds	Warrants Received
Mary Puplava	580,000	$464,000	290,000
Puplava Securities Inc.	75,000	$60,000	37,500
Puplava Financial Services, Inc.	40,000	$32,000	20,000
Ryan Puplava	10,000	$8,000	5,000

During fiscal year ended June 30, 2003, related parties of the Company were paid an aggregate of $308,905 for wages, management fees, consulting and administrative services. These transactions occurred in the normal course of operations and were measured at the exchange amount, which is that amount of consideration established and agreed to by the related parties.

Other than as disclosed above, there have been no transactions or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.

C. Interests of Experts and Counsel

Not Applicable

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

Attached hereto are the audited financial statements of Kimber for the year ended June 30, 2005 and 2004, which were prepared by management and have been audited by Kimber’s auditors, D&H Group, L.L.P.  Also attached are the audited financial statements of Kimber for the fiscal years ended June 30, 2004, which were audited by the Company’s auditors, D&H Group LLP and the June 30, 2003 and 2002, which were audited by De Visser Gray, Chartered Accountants, Kimber’s former auditor. See “Item 1. – C. Auditors” for additional disclosure.

The financial statements are accompanied by auditors’ reports and related notes.  See “Item 17. -Financial Statements”.

Legal Proceedings

There are no legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings and those involving any third party, which may have, or have had in the recent past, significant effects on Kimber’s financial position or profitability.  There are no legal proceedings to which Kimber is a party, nor to the best of the knowledge of Kimber’s management are any legal proceedings contemplated.

Dividend Policy

Kimber has not paid dividends in the past and it has no present intention of paying dividends on its shares as it anticipates that all available funds will be invested to finance the growth of its business.  The Directors of Kimber will determine if and when dividends should be declared and paid in the future based upon Kimber’s financial position at the relevant time.  The Common Shares of Kimber are entitled to an equal share of any dividends declared and paid.

B. Significant Changes

Since September 30, 2005, the date of the most recent consolidated financial statements, no significant changes have occurred that have not been disclosed elsewhere in this Annual Report.

ITEM 9. THE OFFERING AND LISTING

A. Offer and Listing Details

The authorized capital of Kimber consists of 80,000,000 Common Shares without par value, of which 37,116,160 were issued, outstanding and fully paid for as at December 15, 2005 (June 30, 2005 – 33,732,828). No Common Shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights, and no provisions for redemption, purchase or cancellation, surrender, sinking fund or purchase fund.  Provisions as to the creation, modification, amendment or variation of such rights or such provisions are contained in the Business Corporations Act (British Columbia).  There is no offer associated with this Annual Report.

Effective July 16, 2002, Kimber’s Common Shares and the July 12 Warrants had been listed and traded on the TSX Venture Exchange (“TSX-V”) under the symbols KBR and KBR.WT, respectively.  Prior to July 16, 2002, Kimber’s Common Shares were not listed or traded on any stock exchange or other regulated market. The July 12 Warrants issued in 2002 had been trading on the TSX Venture Exchange, however, they were 18 month warrants and were either exercised prior to January 12, 2004 or expired unexercised and are no longer trading. On the close of trading on June 17, 2004, Kimber voluntarily delisted its shares from the TSX Venture Exchange and Kimber’s shares were listed for trading on the Toronto Stock Exchange (“TSX”). The high and low sales prices for Kimber’s Common Shares that traded through the TSX-V and TSX are set out below.

Period	High	Low	Average Daily Trading Volume in Period
Year ended June 30, 2001	N/A	N/A	N/A
Year ended June 30, 2002	N/A	N/A	N/A
Year ended June 30, 2003	$0.70	$0.25	25,487
Year ended June 30, 2004	$3.00	$0.36	95,789
Year ended June 30, 2005	$2.20	$1.18	54,257

Year Ended June 30, 2003
Quarter ended September 30, 2002(1)	$0.50	$0.25	23,770
Quarter ended December 31, 2002	$0.45	$0.29	35,028
Quarter ended March 31, 2003	$0.50	$0.35	30,474
Quarter ended June 30, 2003	$0.68	$0.40	13,438

Year Ended June 30, 2004
Quarter ended September 30, 2003	$0.87	$0.36	44,308
Quarter ended December 31, 2003	$2.44	$0.63	133,856
Quarter ended March 31, 2004	$3.00	$1.76	151,035
Quarter ended June 30, 2004	$2.69	$1.30	57,702

Year Ended June 30, 2005
Quarter ended September 30, 2004	$2.15	$1.55	46,993
Quarter ended December 31, 2004	$2.20	$1.50	61,600
Quarter Ended March 31, 2005	$2.69	$1.30	60,794
Quarter ended June 30, 2005	$1.92	$1.18	35,823

	High	Low	Average Daily Trading Volume in Period
Most Recent Six Months
January, 2005	$1.74	$1.50	50,736
February, 2005	$2.18	$1.55	159,001
March, 2005	$2.05	$1.67	30,496
April 30, 2005	$1.92	$1.60	33,409
May 31, 2005	$1.70	$1.40	42,227
June 30, 2005	$1.64	$1.18	35,435

Notes:

(1) For the period from initial listing on July 16, 2002 to September 30, 2002

B. Plan of Distribution

Not Applicable

C. Markets

Kimber’s Common Shares began trading on the TSX Venture Exchange (TSX-V) on July 16, 2002. After the close of trading on June 17, 2004, Kimber voluntarily delisted its shares from the TSX Venture Exchange. On June 18, 2004 Kimber’s Common Shares were listed and began trading under the symbol KBR on the Toronto Stock Exchange (“TSX”) in Toronto, Ontario, Canada.

The July 12 Warrants issued in relation with the 2002 Initial public offering were 18 month warrants and were either exercised prior to January 12, 2004 or expired unexercised and are no longer trading.

Kimber’s initial public offering prospectus was filed with and receipted by the British Columbia and Alberta Securities Commissions on June 5, 2002.  Kimber is currently a reporting issuer in the Provinces of British Columbia, Alberta and Ontario.

D. Selling Shareholders

Not Applicable

E. Dilution

Not Applicable

F. Expenses of the Issue

Not Applicable

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

The authorized capital of Kimber consists of 80,000,000 Common Shares without par value, of which 37,116,160 were issued, outstanding and fully paid for as at December 15, 2005 (33,732,828 issued as at June 30, 2005).  Kimber does not own any issued Common Shares of itself.

The holders of Common Shares are entitled to one vote for each Common Share on all matters to be voted on by the shareholders.  Each Common Share is equal to every other Common Share and all Common Shares participate equally on liquidation, dissolution or winding up of Kimber, whether voluntary or involuntary, or any other distribution of the assets of Kimber among its shareholders for the purpose of winding up its affairs after Kimber has paid out its liabilities.  The holders of Common Shares are entitled to vote for each Common Share held and are entitled to receive pro rata such dividends as may be declared by the Directors out of funds legally available therefore and to receive pro rata the remaining property of Kimber upon dissolution.  No Common Shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights, and no provisions for redemption, purchase or cancellation, surrender, sinking fund or purchase fund.  Provisions as to the creation, modification, amendment or variation of such rights or such provisions are contained in the Business Corporations Act (British Columbia).

As at December 15, 2005, Kimber had 3,912,450 existing stock options including 120,450 Agent’s options to purchase a total of 3,912,450 Common Shares (3,435,450 options at June 30, 2005) and share purchase warrants for the purchase of 4,022,378 Common Shares (2,355,712 warrants at June 30, 2005).

The following table sets out the history of the issuance of Kimber’s share capital for the five most recently completed fiscal years and to the period ended December 15, 2005:

	Price Per Unit $	Number of shares (1)	Amount $	Special Warrants	Share Purchase Warrants	Stock Options	Date of Directors Resolution Approving Securities
Issued at June 30, 2000		3,001,152	288,930	-	-	-

Private placement	$0.21875	24,000	5,250				Aug 25/00
Mineral property acquisition	$0.21875	302,514	66,175				Jun 7/01
		326,514	71,425
Issued at June 30, 2001		3,327,666	360,355	-	-	-

Share for debt settlement	$0.1875	840,531	157,601				Apr 15/02
Private placement	$0.21875	160,000	35,000				Sep 17/01
Private placement	$0.21875	60,800	13,300				Oct 18/01
Private placement	$0.21875	70,400	15,400				Feb 8/02
Private placement	$0.1875	282,080	52,890				Feb 8/02
Private placement	$0.1875	229,333	43,000				Feb 15/02
Private placement	$0.1875	132,800	24,900				Apr 2/02
Private placement	$0.1875	330,932	62,050				Apr 15/02
Options granted	$0.21875					576,000	Jul 10/01
Options cancelled	$0.21875					(576,000)
Options granted	$0.45					544,000	Apr 3/02
Options granted	$0.45					925,000	May 30/02
		2,106,876	404,141			1,469,000
Issued at June 30, 2002		5,434,542	764,496	-	-	1,469,000

Public offering	$0.45	7,000,000	2,634,069(2)		7,000,000		Jul 12/02
Private placement	$0.45	500,000	202,500(3)		500,000		Jul 12/02
Public offering finance fee	$0.45	250,000	0(4)		1,500,000		Jul 12/02
Finder’s fee	$0.45	75,000	0(4)				Jul 12/02
Consulting fee	$0.21875	137,142	0(4)				Jul 12/02
Private placement	$0.45	1,765,600	692,440(5)		1,235,920		May 12/03
Exercise of warrants	$0.45	12,800	5,760		(12,800)		Jul 12/02
Options granted	$0.45					85,000	Nov 2/02
Options granted	$0.46					60,000	Feb 27/03
Options granted	$0.45					60,000	May 5/03
Options cancelled	$0.46					(60,000)
		9,740,542	3,534,769		10,223,120	145,000
Issued at June 30, 2003		15,175,084	4,299,265	-	10,223,120	1,614,000

Private placement	$0.70	2,040,000	1,306,307(6)		1,220,000		Dec 16/03
Exercise of warrants	$0.45	899,500	404,775		(899,500)		Jul 12/02
Exercise of warrants	$0.55	8,087,500	4,448,125		(8,087,500)		Jul 12/02
Warrants expired	$0.55				(200)
Exercise of warrants	$0.55	841,440	462,792		(841,440)		May 12/03
Exercise of warrants	$0.80	124,683	99,746		(124,683)		Dec 16/03
Exercise of stock options	$0.45	233,333	105,000			(233,333)
Options granted	$0.73					1,009,000	Aug 13/03
Options granted	$2.05					375,000	Jan 16/04
Options granted	$1.77					60,000	May 28/04
Options granted	$1.70					50,000	Jun 25/04
		12,226,456	6,826,745	-	(8,733,323)	1,260,667
Issued at June 30, 2004		27,401,540	11,126,010	-	1,489,797	2,874,667

Private placement	$1.50	1,310,000	1,639,176(7)		718,500		Sep 9/04
Private placement	$1.55	3,290,324	4,993,362(8)		1,645,162		Feb 22/05
Exercise of warrants	$0.55	394,480	216,964
Exercise of warrants	$0.80	1,095,317	876,254		(1,489,797)		Dec 16/03
Exercise of warrants	$1.80	7,950	14,310		(7,950)		Feb 22/05
Exercise of stock options	$0.45	36,667	16,500			(36,667)
Exercise of stock options	$0.73	190,000	138,700			(190,000)	Aug 13/03
Exercise of agent options	$1.80	6,550	11,790			(6,550)	Feb 22/05
Options granted	$2.14					867,000	Oct 6/04
Options granted	$1.80					75,000	Dec 8/04
Agent’s options granted	$1.80					127,000	Sep 9/04
Options granted	$1.70					40,000	Apr 18/05
Options cancelled	$1.70					(50,000)	Jun 25/04
Options cancelled	$2.05					(200,000)	Jan 16/04
Options cancelled	$2.14					(65,000)	Oct 6/04
		6,331,288	7,907,056	-	865,915	560,783
Issued at June 30, 2005		33,732,828	19,033,066	-	2,355,712	3,435,450

Private placement	$1.55	3,333,332	4,938,323		1,666,666		Jul 21/05
Exercise of stock options	$0.43	50,000	22,500			(50,000)
Options granted	$1.50					50,000	Dec7/05
		3,383,332	4,960,823	-	1,666,666	-
Issued at December 15, 2005		37,116,160	23,993,889	-	4,022,378	3,435,450

Notes:

(1)

Stock subdivision, or stock split, on a1.6 for one basis effective May 21, 2002 is reflected on a retroactive basis

(2)

Net of share issue costs of $515,931

(3)

Net of share issue costs of $22,500

(4)

Issued in connection with Kimber’s public offering as a share issue cost

(5)

Net of share issue costs of $102,080

(6)

Net of share issue costs of $121,693

(7)

Net of share issue costs of $325,824

(8)

Net of share issue costs of $106,640

(9)

Net of share issue costs of $61,678

Initial Public Offering

On July 12, 2002 Kimber closed an initial public offering with Canaccord. Kimber placed a total of 7,000,000 units at $0.45 per unit for gross proceeds of $3,150,000. Each unit consisted of one Common Share and one transferable share-purchase warrant exercisable at $0.45 until July 12, 2003 and thereafter at $0.55 until they expire on January 12, 2004. Canaccord received 10% of the gross proceeds totaling $315,000 and 1,400,000 non-transferable warrants exercisable at $0.45 until July 12, 2003 and $0.55 until January 12, 2004.  Kimber also issued Canaccord 250,000 Common Shares and paid a sponsorship fee of $30,000.

Following the initial public offering, Kimber completed a brokered private placement of a further 500,000 units at $0.45 per unit. Each unit consisted of one Common Share and one transferable share-purchase warrant entitling the holder to purchase an additional Common Share at a price of $0.45 to July 12, 2003 and then $0.55 until January 12, 2004.  Canaccord received 10% of the gross proceeds for a total of $22,500 and was issued 100,000 non-transferable warrants exercisable at $0.45 until July 12, 2003 and $0.55 until January 12, 2004.

Performance Shares

Kimber has no performance shares.

Summary of Stock Options Outstanding for Years Ended June 30, 2004 and 2005

Name of Optionee	June 30, 2004			June 30, 2005
	Number Outstanding	Exercise Price $	Expiry Date	Number Outstanding	Exercise Price $	Expiry Date

Directors and Officers:

Dennis Bergen	25,000	$2.05	Jan 16/09	25,000	$2.05	Jan 16/09
Dennis Bergen				5,000	$2.14	Oct 6/09
Clifford A. Grandison	64,000	$0.45	Jun 6/07	64,000	$0.45	Jun 6/07
Clifford A. Grandison	50,000	$2.05	Jan 16/09	50,000	$2.05	Jan 16/09
Clifford A. Grandison				30,000	$2.14	Oct 6/09
Alan D. Hitchborn	350,000 (1)	$0.45	Jul 12/07	350,000 (1)	$0.45	Jul 12/07
Alan D. Hitchborn	325,000 (2)	$0.73	Aug 13/08	325,000 (2)	$0.73	Aug 13/08
Alan D. Hitchborn				90,000	$2.14	Oct 6/09
Michael E. Hoole	80,000	$0.45	Jun 6/07	80,000	$0.45	Jun 6/07
Michael E. Hoole	200,000	$0.45	Jul 12/07	200,000	$0.45	Jul 12/07
Michael E. Hoole	100,000	$0.73	Aug 13/08	100,000	$0.73	Aug 13/08
Michael E. Hoole				100,000	$2.14	Oct 6/09
Darren E.C. Klinck				40,000	$1.70	Apr 18/05
Robert V. Longe	80,000	$0.45	Jun 6/07	80,000	$0.45	Jun 6/07
Robert V. Longe	200,000	$0.45	Jul 12/07	200,000	$0.45	Jul 12/07
Robert V. Longe	100,000	$0.73	Aug 13/08	100,000	$0.73	Aug 13/08
Robert V. Longe				110,000	$2.14	Oct 6/09
Luard J. Manning	80,000	$0.45	Jun 6/07	80,000	$0.45	Jun 6/07
Luard J. Manning	50,000	$0.45	Jul 12/07	50,000	$0.45	Jul 12/07
Luard J. Manning	50,000	$0.73	Aug 13/08	50,000	$0.73	Aug 13/08
Luard J. Manning				30,000	$2.14	Oct 6/09
James J. Puplava	50,000	$1.77	May 28/09	50,000	$1.77	May 28/09
James J. Puplava				130,000	$2.14	Oct 6/09
Robert A. Quartermain	50,000	$1.70	Jun 25/09	-	-	-
J. Byron Richards	80,000	$0.45	Jun 6/07	80,000	$0.45	Jun 6/07
J. Byron Richards	25,000	$0.45	Jul 12/07	25,000	$0.45	Jul 12/07
J. Byron Richards	25,000	$0.45	Oct 29/07	25,000	$0.45	Oct 29/07
J. Byron Richards	100,000	$0.73	Aug 13/08	100,000	$0.73	Aug 13/08
J. Byron Richards				90,000	$2.14	Oct 6/09
Peter J.A. de Visser	50,000	$2.05	Jan 16/09	50,000	$2.05	Jan 16/09
Peter J.A. de Visser				10,000	$2.14	Oct 6/09
Roger C. Connors	30,000	$0.73	Aug 13/08	30,000	$0.73	Aug 13/08
Roger C. Connors	10,000	$1.77	May 28/09	10,000	$1.77	May 28/09
Roger C. Connors				75,000	$2.14	Oct 6/09

Consultants and Others:
Carlos Bell	30,000	$0.73	Aug 13/08	30,000	$0.73	Aug 13/08
Carlos Bell				10,000	$2.14	Oct 6/09
Damir Cucor				20,000	$2.14	Oct 6/09
Arthur Fischer Estate	16,667	$0.45	Jun 6/07	-	-	-
Arthur Fischer Estate	50,000	$0.73	Aug 13/08	-	-	-
Paul Frigstad	20,000	$0.45	May 5/08	-	-	-
Paul Frigstad	140,000	$0.73	Aug 13/08	-	-	-
Paul Frigstad	200,000	$2.05	Jan 16/09	-	-	-
Denise Hitchborn	30,000	$0.46	Feb 27/08	30,000	$0.46	Feb 27/08
Denise Hitchborn	4,000	$0.73	Aug 13/08	4,000	$0.73	Aug 13/08
Denise Hitchborn				7,000	$2.14	Oct 9/09
Elisa Hoole	30,000	$0.46	Feb 27/08	30,000	$0.46	Feb 27/08
Elisa Hoole	5,000	$0.73	Aug 13/08	5,000	$0.73	Aug 13/08
Elisa Hoole				15,000	$2.14	Oct 6/09
J. John Kalmet	50,000	$0.45	Jul 12/07	50,000	$0.45	Jul 12/07
J. John Kalmet	75,000	$0.73	Aug 13/08	75,000	$0.73	Aug 13/08
J. John Kalmet				30,000	$2.14	Oct 6/09
Laura Leal				20,000	$2.14	Oct 6/09
Rene Navarette				20,000	$2.14	Oct 6/09
Kyanoosh Rouhi				10,000	$2.14	Oct 6/09
Abraham Urias	50,000	$2.05	Jan 16/09	50,000	$2.05	Jan 16/09
Abraham Urias				75,000	$1.80	Dec 8/09
Haywood Securities Inc.				99,250	$1.80	Mar 8/06
First Associates Investments Inc.				4,080	$1.80	Mar 8/06
Pacific International Securities Inc.				1,200	$1.80	Mar 8/06
Canaccord Capital Corporation				15,920	$1.80	Mar 8/06
Total Stock Options	2,874,667			3,435,450

Notes:

(1) 300,000 of these options are performance based (see Note 1 on Page 69)

(2) 250,000 of these options are performance based (see Note 2 on Page 70)

Summary of Share Purchase Warrants and Other Rights Outstanding for Years Ended June 30, 2004 and 2005

Type of Issue	June 30, 2004			June 30, 2005
	Number Outstanding	Exercise Price $	Expiry Date	Number Outstanding	Exercise Price $	Expiry Date
Share purchase warrants	332,500	$0.55	Nov 14/04
Share purchase warrants	61,980	$0.55	Nov 14/04
Share purchase warrants	500,000	$0.80	Dec 16/04
Share purchase warrants	595,317	$0.80	Dec 16/04
Share purchase warrants				710,550	$1.80	Mar 8/06
Share purchase warrants				1,645,162	$1.80	Mar 8/06
Stock options	384,000	$0.45	Jun 6/07	384,000	$0.45	Jun 6/07
Stock options	891,667(1)	$0.45	Jul 12/07	875,000(1)	$0.45	Jul 12/07
Stock options	25,000	$0.45	Oct 29/07	25,000	$0.45	Oct 29/07
Stock options	60,000	$0.46	Feb 27/08	60,000	$0.46	Feb 27/08
Stock options	20,000	$0.45	May 5/08	-	$0.45	May 5/08
Stock options	1,009,000(2)	$0.73	Aug 13/08	819,000(2)	$0.73	Aug 13/08
Stock options	375,000	$2.05	Jan 16/09	175,000	$2.05	Jan 16/09
Stock options	60,000	$1.77	May 28/09	60,000	$1.77	May 28/09
Stock options	50,000	$1.70	Jun 28/09	-	$1.70	Jun 25/09
Stock options				802,000	$2.14	Oct 6/09
Stock options				75,000	$1.80	Dec 8/09
Stock options				40,000	$1.70	Apr 18/10
Agent’s options granted				120,450	$1.80	Mar 8/06
Total	11,837,120			5,791,162

Notes:

(1) 300,000 of these options are performance based (see Note 1 on Page 69)

(2) 250,000 of these options are performance based (see Note 2 on Page 70)

B. Notice of Articles and Articles.

Kimber was incorporated under the Company Act (British Columbia) on March 31, 1995 under number BC0493986. Pursuant to the new Business Corporations Act (British Columbia) Kimber filed a Transition Notice and Notice of Articles on June 2, 2004 and a Notice of Alteration on June 3, 2004 in respect to a new set of Articles that were adopted by the shareholders of Kimber on May 28, 2004

Objects and Purposes of Kimber

The charter documents of Kimber place no restrictions upon Kimber’s objects and purposes.

Directors’ Powers

Section 17.4 of the Articles of Kimber (the “Articles”) provides that a director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act (British Columbia).  Furthermore, section 17.2 provides that a director who holds a disclosable interest (as that term is defined in the Business Corporations Act) in a contract or transaction into which Kimber has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

Section 18.10 of the Articles provides that the quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be set at two directors or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

Section 13.5 of the Articles provides that the directors are entitled to the remuneration for acting as directors as the directors may determine from time to time.  If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders.  There are no restrictions in the Articles upon the directors’ power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body.

The borrowing powers of Kimber are set out in Article 8 of the Articles.  Kimber, if authorized by the directors, may:

a)

borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

b)

issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of Kimber or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

c)

guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

d)

mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of Kimber.

The borrowing powers set forth in the Articles can be varied by amending the Articles.  Section 9.4 of the Articles and Section 259 of the Business Corporations Act (British Columbia) have the effect of requiring a special resolution to be adopted by Kimber and a notice of alteration to the notice of articles to be filed with the Registrar of Companies for the Province of British Columbia.  A special resolution is a resolution passed by a majority of not less than three quarters of the votes cast by those members of a company who, being entitled to do so, vote in person or by proxy at a general meeting of Kimber, or consented to in writing by every member of a company who would have been entitled to vote in person or by proxy at a general meeting of Kimber.  Under the Business Corporations Act (British Columbia), an ordinary resolution of shareholders requires approval by a majority of the votes cast at a meeting of shareholders, present in person or represented by proxy.

Qualifications of Directors

There is no provision in the Articles imposing a requirement for retirement or non-retirement of directors under an age limit requirement.

Section 13.4 of the Articles provides that a director is not required to hold a Common Share as qualification for his or her office but must be qualified as required by the Business Corporations Act (British Columbia) to become, act or continue to act as a director.  Section 124(2) of the Business Corporations Act (British Columbia) provides that no person is qualified to act as a director if that person is:

(a)

under the age of 18 years;

(b)

found to be incapable of managing the person’s own affairs;

(c)

an undischarged bankrupt;

(d)

convicted of an offence in connection with the promotion, formation or management of a corporation, or unincorporated business, or involving fraud, unless:

i)

the court orders otherwise;

ii)

5 years have elapsed since the expiration of the period set for suspension of the passing of sentence without sentencing or since a fine was imposed, or the term of imprisonment and probation imposed, if any, was concluded, whichever is the latest;

iii)

a pardon was granted under the Criminal Records Act (Canada).

Every person who acts as a director of a company and who is not qualified to act as a director of Kimber under section 124(2) commits an offence.

Sections 14.10 and 14.11 of the Articles provides for the removal of a director.  Kimber may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. Further, the directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy

Share Rights

All of the authorized shares of common stock of Kimber are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets and in all other respects, on liquidation, dissolution or winding up of Kimber, whether voluntary or involuntary, or any other distribution of the assets of Kimber among its shareholders for the purpose of winding up its affairs after Kimber has paid out its liabilities.  The issued Common Shares are not subject to call or assessment rights or any pre-emptive or conversion rights.  The holders of common shares are entitled to one vote for each Common Share on all matters to be voted on by the shareholders.  The directors have staggered terms of office but there are no cumulative voting rights.  There are no provisions for redemption, purchase for cancellation, surrender or purchase funds.

Pursuant to section 61 of the Business Corporations Act (British Columbia) the rights attached to an issued class or series of shares must not be prejudiced or interfered with, unless the consent by a special separate resolution of the holders of the class or series of shares, as the case may be, is obtained. A special resolution requires a majority of 75% of the votes cast.

Meetings

Section 182(1) of the Business Corporations Act (British Columbia) provides that Kimber must hold an annual general meeting at least once in every calendar year and not more than 15 months after the date that the last annual general meeting was held.  Under section 10.4 of the Articles Kimber must give to its members entitled to receive notice of a general meeting not less than 21 days’ notice of any general meeting.  Section 169(1) of the Business Corporations Act (British Columbia) provides that the notice of a general meeting be sent not more than 2 months before the meeting.  The directors of a public company are required to provide, in addition to the notice of a general meeting, a form of proxy for use by every member entitled to vote at such meeting as well as an information circular containing prescribed information regarding the matters to be dealt with and conduct of the general meeting.  Prior to each annual general meeting of its shareholders the directors of Kimber must place before the shareholders comparative financial statements, made up to a date not more than 6 months before the annual general meeting, and the report of the auditor.

Section 167(2) of the Business Corporations Act (British Columbia) provides that shareholders of a company holding not less than 1/20 of the issued shares of the company may requisition the holding of a general meeting by delivering or sending notice to the company in accordance with the provisions of the Business Corporations Act (British Columbia).

Limitations on Ownership of Securities

There are no limitations on the right to own securities, imposed by foreign law or by the charter or other constating documents of Kimber.

The Investment Canada Act (the “Act”), enacted on June 20, 1985, requires prior notification to the Government of Canada on the “acquisition of control” of Canadian businesses by non-Canadians, as defined in the Act. Certain acquisitions of control, discussed below, are reviewed by the Government of Canada. The term “acquisition of control” is defined as any one or more non-Canadian persons acquiring all or substantially all of the assets used in the Canadian business, or the acquisition of the voting shares of a Canadian corporation carrying on the Canadian business or the acquisition of the voting interests of an entity controlling or carrying on the Canadian business. The acquisition of the majority of the outstanding shares is deemed to be an “acquisition of control” of a corporation. The acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an “acquisition of control” of a corporation unless it can be established that the purchaser will not control the corporation.

Investments requiring notification and review are all direct acquisitions of Canadian businesses with assets of CDN$5,000,000 or more (subject to the comments below on World Trade Organization (“WTO”) investors, and all indirect acquisitions of Canadian businesses (subject to the comments below on WTO investors) with assets of more than CDN$50,000,000 or with assets of between CDN$5,000,000 and CDN$50,000,000 which represent more than 50% of the value of the total international transaction. In addition, specific acquisitions or new businesses in designated types of business activities related to Canada’s cultural heritage or national identity could be reviewed if the Government of Canada considers that it is in the public interest to do so.

The Act was amended with the implementation of the Agreement establishing the WTO to provide for special review thresholds for “WTO investors”, as defined in the Act. “WTO investor” generally means (i) an individual, other than a Canadian, who is a national of a WTO member (such as, for example, the United States), or who has the right of permanent residence in relation to that WTO member, (ii) governments of WTO members, and (iii) entities that are not Canadian controlled, but which are WTO investor controlled, as determined by rules specified in the Act. The special review thresholds for WTO investors do not apply, and the general rules described above do apply, to the acquisition of control of certain types of businesses specified in the Act, including a business that is a “cultural business”. If the WTO investor rules apply, an investment in the shares of Kimber by or from a WTO investor will be reviewable only if it is an investment to acquire control of Kimber and the value of the assets of Kimber is equal to or greater than a specified amount (the “WTO Review Threshold”). The WTO Review Threshold is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada.  The 2003 WTO Review Threshold is CDN$223,000,000.

If any non-Canadian, whether or not a WTO investor, acquires control of Kimber by the acquisition of shares, but the transaction is not reviewable as described above, the non-Canadian is required to notify the Canadian government and to provide certain basic information relating to the investment. A non-Canadian, whether or not a WTO investor, is also required to provide a notice to the government on the establishment of a new Canadian business. If the business of Kimber is then a prescribed type of business activity related to Canada’s cultural heritage or national identity, and if the Canadian government considers it to be in the public interest to do so, then the Canadian government may give notice in writing within 21 days requiring the investment to be reviewed.

For non-Canadians (other than WTO investors), an indirect acquisition of control, by the acquisition of voting interests of an entity that directly or indirectly controls Kimber, is reviewable if the value of the assets of Kimber is then CDN$50,000,000 or more. If the WTO investor rules apply, then this requirement does not apply to a WTO investor, or to a person acquiring the entity from a WTO investor. Special rules specified in the Act apply if the value of the assets of Kimber is more than 50% of the value of the entity so acquired. By these special rules, if the non-Canadian (whether or not a WTO investor) is acquiring control of an entity that directly or indirectly controls Kimber, and the value of the assets of Kimber and all other entities carrying on business in Canada, calculated in the manner provided in the Act and the regulations under the Act, is more than 50% of the value, calculated in the manner provided in the Act and the regulations under the Act, of the assets of all entities, the control of which is acquired, directly or indirectly, in the transition of which the acquisition of control of Kimber forms a part, then the thresholds for a direct acquisition of control as discussed above will apply, that is, a WTO Review Threshold of CDN$223,000,000 (in 2003) for a WTO investor or a threshold of CDN$5,000,000 for a non-Canadian other than a WTO investor. If the value exceeds that level, then the transaction must be reviewed in the same manner as a direct acquisition of control by the purchase of shares of Kimber.

If an investment is reviewable, an application for review in the form prescribed by the regulations is normally required to be filed with the Director appointed under the Act (the “Director”) prior to the investment taking place and the investment may not be consummated until the review has been completed. There are, however, certain exceptions. Applications concerning indirect acquisitions may be filed up to 30 days after the investment is consummated and applications concerning reviewable investments in culture-sensitive sectors are required upon receipt of a notice for review. In addition, the Minister (a person designated as such under the Act) may permit an investment to be consummated prior to completion of the review, if he is satisfied that delay would cause undue hardship to the acquiror or jeopardize the operations of the Canadian business that is being acquired. The Director will submit the application to the Minister, together with any other information or written undertakings given by the acquiror and any representation submitted to the Director by a province that is likely to be significantly affected by the investment.

The Minister will then determine whether the investment is likely to be of net benefit to Canada, taking into account the information provided and having regard to certain factors of assessment where they are relevant. Some of the factors to be considered are (i) the effect of the investment on the level and nature of economic activity in Canada, including the effect on employment, on resource processing, and on the utilization of parts, components and services produced in Canada; (ii) the effect of the investment on exports from Canada; (iii) the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part; (iv) the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada; (v) the effect of the investment on competition within any industry or industries in Canada; (vi) the compatibility of the investment with national industrial, economic and cultural policies taking into consideration industrial, economic and cultural objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and (vii) the contribution of the investment to Canada’s ability to compete in world markets.

The Act sets certain time limits for the Director and the Minister. Within 45 days after a completed application has been received, the Minister must notify the acquiror that (a) he is satisfied that the investment is likely to be of net benefit to Canada, or (b) he is unable to complete his review, in which case he shall have 30 additional days to complete his review (unless the acquiror agrees to a longer period), or (c) he is not satisfied that the investment is likely to be of net benefit to Canada.

Where the Minister has advised the acquiror that he is not satisfied that the investment is likely to be of net benefit to Canada, the acquiror has the right to make representations and submit undertakings within 30 days of the date of the notice (or any further period that is agreed upon between the acquiror and the Minister). On the expiration of the 30 day period (or the agreed extension), the Minister must quickly notify the acquiror (i) that he is now satisfied that the investment is likely to be of net benefit to Canada or (ii) that he is not satisfied that the investment is likely to be of net benefit to Canada. In the latter case, the acquiror may not proceed with the investment or, if the investment has already been consummated, must divest itself of control of the Canadian business.

The Act provides civil remedies for non-compliance with any provision. There are also criminal penalties for breach of confidentiality or providing false information.

Change in Control of Registrant

No provision of Kimber’s Articles or other constating documents would have the effect of delaying, deferring, or preventing a change in control of Kimber, and operate only with respect to a merger, acquisition or corporate restructuring involving Kimber or any of its subsidiaries.

Ownership Threshold

There are no provisions of Kimber’s Articles or other documents governing the ownership threshold above which shareholder ownership must be disclosed.

C. Material Contracts

The material contracts of Kimber are listed under “Item 19 – Exhibits” and copies are appended to this Form 20-F

D. Exchange Controls

Canada has no system of exchange controls. There are no exchange restrictions on borrowing from foreign countries, nor on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts, or the repatriation of capital. Any such remittances to United States residents, however, may be subject to a withholding tax pursuant to the Canadian Income Tax Act as modified by the reciprocal tax treaty between Canada and the United States. Refer to “Item 10E – Taxation”.

E. Taxation

A brief description of certain provisions of the tax treaty between Canada and the United States is included below, together with a brief outline of certain taxes, including withholding provisions, to which United States security holders are subject under existing laws and regulations of Canada. The consequences, if any, of provincial, state and local taxes are not considered.

THE FOLLOWING INFORMATION IS GENERAL AND SECURITY HOLDERS SHOULD SEEK THE ADVICE OF THEIR OWN TAX ADVISORS, TAX COUNSEL OR ACCOUNTANTS WITH RESPECT TO THE APPLICABILITY OR EFFECT ON THEIR OWN INDIVIDUAL CIRCUMSTANCES OF THE MATTERS REFERRED TO HEREIN AND OF ANY PROVINCIAL, STATE OR LOCAL TAXES.  NO OPINION WAS REQUESTED BY KIMBER, OR IS PROVIDED BY ITS LEGAL COUNSEL AND/OR AUDITORS.

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of Common Shares of Kimber for a shareholder of Kimber who is not a resident of Canada but is a resident of the United States and who will acquire and hold shares of Common Shares of Kimber as capital property for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”). This summary does not apply to a shareholder who carries on business in Canada through a “permanent establishment” situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder’s holding in Kimber is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Canadian Tax Act and the regulations thereunder and on an understanding of the administrative practices of Canada Customs and Revenue Agency, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is general only and is not a substitute for independent advice from a shareholder’s own Canadian and U.S. tax advisors.

The provisions of the Canadian Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980), as amended (the “Convention”).

Under a number of circumstances, United States investors acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA, USA 19255. In particular, any United States investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return. Other filing requirements may apply, and management urges United States investors to consult their own tax advisors concerning these requirements.

Dividends on Common Shares and Other Income

Under the Canadian Tax Act, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25 percent on dividends paid or deemed to have been paid to him or her by a corporation resident in Canada. The Convention limits the rate to 15 percent if the shareholder is a resident of the United States and the dividends are beneficially owned by and paid to such shareholder and to 5 percent if the shareholder is also a corporation that beneficially owns at least 10 percent of the voting stock of the payor corporation.

The amount of a stock dividend (for tax purposes) would generally be equal to the amount by which the paid up or stated capital of Kimber had increased by reason of the payment of such dividend. The Corporation will furnish additional tax information to shareholders in the event of such a dividend.

The Convention generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization constituted and operated exclusively to administer a pension, retirement or employee benefit fund or plan, if the organization is a resident of the United States and is exempt from income tax under the laws of the United States.

The tax payable on dividends is to be withheld at source by Kimber or people acting on its behalf. Kimber is liable for the amount of the tax, penalties and interest if it fails to so withhold. The taxpayer is liable in any event if Kimber fails to withhold.

Dispositions of Common Shares

Under the Canadian Tax Act, a taxpayer’s capital gain or capital loss from a disposition of a share of Common Shares of Kimber is the amount, if any, by which his or her proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his or her adjusted cost base of the share and reasonable expenses of disposition. The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties. Fifty percent of a capital gain are included in income. The amount by which a shareholder’s capital loss exceeds the capital gain in a year may be deducted from a capital gain realized by the shareholder in the three previous years or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of “taxable Canadian property.” Shares of Common Shares of Kimber will constitute taxable Canadian property of a shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition 25% or more of the issued shares of any class or series in the capital stock of Kimber belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder and persons with whom the shareholder did not deal at arm’s length and in certain other circumstances.

The Convention relieves United States residents from liability for Canadian tax on capital gains derived on a disposition of shares unless:

(a) the value of the shares is derived principally from “real property” situated in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production,

(b) the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he or she ceased to be resident in Canada, or

(c) the shares formed part of the business property of a “permanent establishment” that the holder has or had in Canada within the 12 months preceding the disposition.

United States Federal Income Tax Consequences

The following is a general discussion of certain possible U.S. federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of Common Shares of Kimber. This discussion is of a general nature only and does not take into account the particular facts and circumstances, with respect to U.S. federal income tax issues, of any particular U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See “Canadian Federal Income Tax Consequences” above).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation, which, if enacted, could be applied, possibly on a retroactive basis, at any time.

This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any U.S. Holder or prospective U.S. Holder of Common Shares of Kimber, and no opinion or representation with respect to the U.S. federal income tax consequences to any such U.S. Holder or prospective U.S. Holder is made. Accordingly, U.S. Holders and prospective U.S. Holders of Common Shares of Kimber should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of Common Shares of Kimber.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of Common Shares of Kimber who is (i) a citizen or individual resident of the U.S., (ii) a corporation or partnership created or organized in or under the laws of the U.S. or of any political subdivision thereof, (iii) an estate whose income is taxable in the U.S. irrespective of source or (iv) a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described Section 7701(a)(30) of the Code.

Persons Not Covered

This summary does not address the U.S. federal income tax consequences to persons (including persons who are U.S. Holders) subject to special provisions of U.S. federal income tax law, including (i) tax-exempt organizations, (ii) qualified retirement plans, (iii) individual retirement accounts and other tax-deferred accounts, (iv) financial institutions, (v) insurance companies, (vi) real estate investment trusts, (vii) regulated investment companies, (viii) broker-dealers, (ix) persons or entities that have a “functional currency” other than the U.S. dollar, (x) persons subject to the alternative minimum tax, (xi) persons who own their Common Shares of Kimber as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, (xii) persons who acquired their Common Shares of Kimber through the exercise of employee stock options or otherwise as compensation for service s, (xiii) persons that own an interest in an entity that owns Common Shares of Kimber, (xiv) persons who own, exercise or dispose of any options, warrants or other rights to acquire Common Shares of Kimber, or (xv) persons who own their Common Shares of Kimber other than as a capital asset within the meaning of Section 1221 of the Code.

Distribution on Common Shares of Kimber

U.S. Holders receiving distributions (including constructive distributions) with respect to Common Shares of Kimber are required to include in gross income for U.S. federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that Kimber has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s U.S. federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s U.S. federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions from Kimber exceed current or accumulated earnings and profits of Kimber, such distributions will be treated first as a return of capital, to the extent of the U.S. Holder’s adjusted basis in the Common Shares, and thereafter as gain from the sale or exchange of the Common Shares of Kimber. (See more detailed discussion at “Disposition of Common Shares of Kimber” below)

In the case of foreign currency received as a distribution that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the Common Shares of Kimber generally will not be eligible for the “dividends received deduction” allowed to corporate shareholders receiving dividends from certain U.S. corporations. Under certain circumstances, a U.S. Holder that is a corporation and that owns shares representing at least 10% of the total voting power and the total value of Kimber’s outstanding shares may be entitled to a 70% deduction of the “U.S. source” portion of dividends received from Kimber (unless Kimber qualifies as a “Foreign Personal Holding Company” or a “Passive Foreign Investment Company” as defined below). The availability of the dividends received deduction is subject to several complex limitations, which are beyond the scope of this discussion, and U.S. Holders of Common Shares of Kimber should consult their own financial advisor, legal counsel or accountant regarding the dividends received deduction.

Certain information reporting and backup withholding rules may apply with respect to certain payments related to Kimber’s Common Shares. In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold 30% (which rate is scheduled for periodic adjustment) of any payments to a U.S. Holder of Kimber’s Common Shares of dividends on, or proceeds from the sale of, such Common Shares within the U.S., if a U.S. Holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the information reporting and backup withholding rules applicable to Kimber’s Common Shares.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian or other foreign income tax with respect to the ownership of Common Shares of Kimber may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for U.S. federal income tax purposes with respect to such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces U.S. federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from distributions to) the U.S. Holder during that year.

There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s U.S. income tax liability that the U.S. Holder’s “foreign source” income bears to his or its worldwide taxable income. In applying this limitation, the various items of income and deduction must be classified as either “foreign source” or “U.S. source.” Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income. Dividends distributed by Kimber will generally constitute “foreign source” income, and will be classified as “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.

In addition, U.S. Holders that are corporations and that own 10% or more of the voting stock of Kimber may be entitled to an “indirect” foreign tax credit under Section 902 of the Code with respect to the payment of dividends by Kimber under certain circumstances and subject to complex rules and limitations.

The availability of the foreign tax credit and the application of the limitations with respect to the foreign tax credit are fact specific, and each U.S. Holder of Common Shares of Kimber is urged to consult their own financial advisor, legal counsel or accountant regarding the foreign tax credit rules.

Disposition of Common Shares of Kimber

A U.S. Holder will recognize gain or loss upon the sale or other taxable disposition of Common Shares of Kimber equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the Common Shares of Kimber. This gain or loss will be capital gain or loss if the Common Shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the Common Shares of Kimber are held for more than one year.

Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts. If the Common Shares of Kimber are held for more than five years, a lower long-term capital gains tax rate may apply. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation (other than a corporation subject to Subchapter S of the Code). Deductions for net capital losses are subject to significant limitations. For U.S. Holders that are not corporations, any unused portion of such net loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the U.S. federal income tax consequences to U.S. Holders resulting from the ownership and disposition of Common Shares of Kimber:

Foreign Personal Holding Company

If at any time during a taxable year (i) more than 50% of the total voting power or the total value of Kimber’s outstanding Common Shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the U.S. and (ii) 60% (or 50% in certain cases) or more of Kimber’s gross income for such year is “foreign personal holding company income” as defined in Section 553 of the Code (e.g., dividends, interest, royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions), Kimber may be treated as a “Foreign Personal Holding Company” (“FPHC”) In that event, U.S. Holders of Common Shares of Kimber would be required to include in gross income for such year their allocable portions of such “foreign personal holding company income” to the extent Kimber does not actually distribute such income.

Kimber does not believe that it currently qualifies as a FPHC. However, there can be no assurance that Kimber will not be considered a FPHC for the current or any future taxable year.

Foreign Investment Company

If (i) 50% or more of the total voting power or the total value of Kimber’s outstanding Common Shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), and (ii) Kimber is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, Kimber may be treated as a “Foreign Investment Company” (“FIC”) as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging Common Shares of Kimber to be treated as ordinary income rather than capital gain.

Kimber does not believe that it currently qualifies as a FIC. However, there can be no assurance that Kimber will not be considered a FIC for the current or any future taxable year.

Controlled Foreign Corporation

If more than 50% of the total voting power or the total value of Kimber’s outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), each of which own, directly or indirectly, 10% or more of the total voting power of Kimber’s outstanding shares (each a “10% Shareholder”), Kimber could be treated as a “Controlled Foreign Corporation” (“CFC”) under Section 957 of the Code.

The classification of Kimber as a CFC would effect many complex results, including that 10% Shareholders of Kimber would generally (i) be treated as having received a current distribution of Kimber’s “Subpart F income” and (ii) would also be subject to current U.S. federal income tax on their pro rata shares of Kimber’s earnings invested in “U.S. property.” The foreign tax credit may reduce the U.S. federal income tax on these amounts for such 10% Shareholders (See more detailed discussion at “Foreign Tax Credit” above). In addition, under Section 1248 of the Code, gain from the sale or other taxable disposition of Common Shares of Kimber by a U.S. Holder that is or was a 10% Shareholder at any time during the five-year period ending with the sale is treated as ordinary income to the extent of earnings and profits of Kimber attributable to the Common Shares sold or exchanged.

If Kimber is classified as both a Passive Foreign Investment Company as described below and a CFC, Kimber generally will not be treated as a Passive Foreign Investment Company with respect to 10% Shareholders. This rule generally will be effective for taxable years of 10% Shareholders beginning after 1997 and for taxable years of Kimber ending with or within such taxable years of 10% Shareholders.

Kimber does not believe that it currently qualifies as a CFC. However, there can be no assurance that Kimber will not be considered a CFC for the current or any future taxable year.

The CFC rules are very complex, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the CFC rules and how these rules may impact their U.S. federal income tax situation.

Passive Foreign Investment Company

Certain U.S. income tax legislation contains rules governing “Passive Foreign Investment Companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. and, for any taxable year, either (i) 75% or more of its gross income is “passive income” or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. However, gains resulting from commodities transactions are generally excluded from the definition of passive income if “substantially all” of a merchant’s, producer’s or handler’s business is as an active merchant, producer or handler of such commodities.

For purposes of the PFIC income test and the assets test, if a foreign corporation owns (directly or indirectly) at least 25% by value of the stock of another corporation, such foreign corporation shall be treated as if it (a) held a proportionate share of the assets of such other corporation, and (b) received directly its proportionate share of the income of such other corporation. Also, for purposes of such PFIC tests, passive income does not include any interest, dividends, rents or royalties that are received or accrued from a “related” person to the extent such amount is properly allocable to the income of such related person, which is not passive income. For these purposes, a person is related with respect to a foreign corporation if such person “controls” the foreign corporation or is controlled by the foreign corporation or by the same persons that control the foreign corporation. For these purposes, “control” means ownership, directly or indirectly, of stock possessing more than 50% of the total voting power of all classes of stock entitled to vote or of the total value of stock of a corporation.

Kimber believes that it qualified as a PFIC for the fiscal year ended June 30, 2005, may have qualified as a PFIC in prior years and may qualify as a PFIC in subsequent years. There can be no assurance that Kimber’s determination concerning its PFIC status will not be challenged or that it will be able to satisfy record keeping requirements that will be imposed on a qualified electing fund (“QEF”).

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. federal income taxation under one of three alternative tax regimes at the election of each such U.S. Holder. The following is a discussion of such three alternative tax regimes applied to such U.S. Holders of Kimber. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a CFC (as defined above) and a U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (see more detailed discussion at “Controlled Foreign Corporation” above).

QEF Election

A U.S. Holder who elects in a timely manner to treat Kimber as a QEF (an “Electing U.S. Holder”) will be subject, under Section 1293 of the Code, to current U.S. federal income tax for any taxable year in which Kimber qualifies as a PFIC on his pro rata share of Kimber’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder’s taxable year in which (or with which) Kimber’s taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his company common shares (or deemed to be realized on the pledge of his shares) as capital gain; (ii) treat his share of Kimber’s net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of Kimber’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as “personal interest” that is not deductible.

The procedure a U.S. Holder must comply with in making an effective QEF election, and the U.S. federal income tax consequences of the QEF election, will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which Kimber is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate QEF election documents at the time the U.S. Holder files his tax return for such first year. However, if Kimber qualified as a PFIC in a prior year, then in addition to filing the QEF election documents, the U.S. Holder must elect to recognize (i) under the rules of Section 1291 of the Code (discussed herein), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if Kimber is a controlled foreign corporation, the U.S. Holder’s pro rata share of Kimber’s post-1986 earnings and profits as of the qualification date. The qualification date is the first day of Kimber’s first tax year in which Kimber qualified as a QEF with respect to such U.S. Holder. The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder’s holding period for the Common Shares of Kimber includes the qualification date. By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election. A U.S. Holder who made elections to recognize gain or earnings and profits after May 1, 1992 and before January 27, 1997 may, under certain circumstances, elect to change such U.S. Holder’s qualification date to the first day of the first QEF year. U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules. In addition to the above rules, under very limited circumstances, a U.S. Holder may make a retroactive QEF election if such U.S. Holder failed to file the QEF election documents in a timely manner.

A QEF election, once made with respect to Kimber, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election. If a QEF election is made by a U.S. Holder and Kimber ceases to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which Kimber does not qualify as a PFIC. Therefore, if Kimber again qualifies as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which Kimber qualifies as a PFIC. In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in the shares of Kimber. Therefore, if such U.S. Holder reacquires an interest in Kimber, that U.S. Holder will be subject to the rules described above for Electing U.S. Holders for each tax year in which Kimber qualifies as a PFIC.

Section 1291 Rules

If a U.S. Holder does not make a timely QEF election during a year in which it holds (or is deemed to have held) the Common Shares in question and Kimber is a PFIC (a “Non-Electing U.S. Holder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his company common shares and (ii) certain “excess distributions” (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, the U.S. Holder’s holding period) by Kimber.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his company common shares and all excess distributions on his company common shares over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of Kimber during such U.S. Holder’s holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly non-deductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If Kimber is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds company Common Shares, then Kimber will continue to be treated as a PFIC with respect to such Company Common Shares, even if it is no longer a PFIC by definition. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Company Common Shares had been sold on the last day of the last taxable year for which it was a PFIC.

Mark-to-Market Election

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold, actually or constructively, marketable stock (as specifically defined in the Treasury Regulations) of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to the market (a “mark-to-market election”). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to Kimber Common Shares. A U.S. Holder who makes the mark-to-market election will include in income for the taxable year for which the election was made an amount equal to the excess, if any, of the fair market value of the Common Shares of Kimber as of the close of such tax year over such U.S. Holder’s adjusted basis in such Common Shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the Common Shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the Common Shares in Kimber included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for the Section 1291 interest on tax deferral rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder’s adjusted tax basis in the Common Shares of Kimber will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless Kimber Common Shares cease to be marketable, as specifically defined, o r the IRS consents to revocation of the election. Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of Kimber Common Shares in the hands of the transferee and the basis of any property received in the exchange for those Common Shares would be increased by the amount of gain recognized. However, the specific U.S. federal income tax consequences to the U.S. Holder and the transferee may vary based on the manner in which the Common Shares are transferred.

Certain special, generally adverse, rules will apply with respect to Company Common Shares while Kimber is a PFIC whether or not it is treated as a QEF. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

The PFIC rules are very complex, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the PFIC rules, including the advisability of and procedure for making a QEF election or a mark-to-mark election, and how these rules may impact their U.S. federal income tax situation.

F. Dividends and Paying Agents

Kimber has no present intention of paying dividends on its shares as it anticipates that all available funds will be invested to finance the growth of its business.  Kimber has not paid dividends since incorporation.  The directors of Kimber will determine if and when dividends should be declared and paid in the future based on Kimber’s financial position at the relevant time.

G. Statement by Experts

De Visser Gray, Chartered Accountants, Kimber’s former auditor, audited the financial statements of Kimber for the fiscal years ended June 30, 2003, 2002 and 2001.  D&H Group LLP, Chartered Accountants, is Kimber’s current auditors and audited the financial statements of Kimber for the fiscal years ended June 30, 2005 and 2004.

H. Documents on Display

The documents described herein may be inspected at the head office of Kimber at Suite 215 - 800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6, during normal business hours.

The current Annual Report, including all exhibits has been filed with the Securities and Exchange Commission and it is available for review in the Commission’s public reference room or on the Commission’s website at www.sec.gov.

I. Subsidiary Information

The following is information regarding the Company’s wholly owned subsidiaries:

Business Name	Jurisdiction of Incorporation	Office Address	Telephone
Minera Monterde, S. de R.L. de C.V.	Chihuahua State, Mexico	Arizona 2055, Col Las Aguilas, C.P. 31237, Chihuahua, Chihuahua State, Mexico	52 6144 105 403
Kimber Resources de Mexico S.A. de C.V.	Sinaloa State, Mexico	Avenida del Mar No. 1022 Oficina 5, Zona Costera, Mazatlan, Sinaloa, Mexico 82149	52 6699 900 548

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not Applicable

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not Applicable

B. Warrants and Rights

Not Applicable

C. Other Securities

Not Applicable

D. American Depository Shares

Not Applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

ITEM 15. CONTROLS AND PROCEDURES

As of the end of the period covered by this report, the Company carried out an evaluation, under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures pursuant to Rule 13a-15 of the United States Securities Exchange Act of 1934 (“Exchange Act”). Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that Clifford Grandison, a member of its audit committee, qualifies as an “audit committee financial expert” as defined in Item 16.A of Form 20-F. The Company has adopted the criteria for director independence and unrelatedness for members of public company audit committees that are consistent with the criteria prescribed by the Sarbanes-Oxley Act of 2002, Section 10A(m)(3) of the Exchange Act and Rule 10A-3(b)(1) promulgated thereunder, and the rules of the American Stock Exchange as currently in effect. Each member of the Company’s audit committee satisfies the criteria for director independence.

ITEM 16B. CODE OF ETHICS

The following is Kimber’s Code of Conduct:

1    Introduction

Kimber Resources Inc. (“Kimber”) expects all directors, officers and employees of Kimber and its subsidiaries (collectively the “Company” and all such directors, officers and employees collectively “Kimber personnel”) to adhere to a high standard of personal and professional integrity and to avoid any conduct that might reflect unfavourably upon Kimber personnel or upon the Company.

The Company’s reputation will be a direct result of the integrity and competence of the people who conduct its business.  Every Company director, officer and employee is a representative of the Company in his or her relationship with others including suppliers, contractors, customers, other employees, governments, investors, competitors, and the general public.  The Company’s business goals are important and demanding, but they must be achieved honestly and ethically.

With these qualifications in mind, the Board of Directors of Kimber has adopted this Code of Conduct which sets forth the standards of behavior which the Company requires of Kimber personnel.

Directors, officers and employees are encouraged to discuss the application of this Code to specific circumstances, and are required to report any contravention of the Code to the President or the Secretary of Kimber.

2    Purpose of the Code

This Code is to inform Kimber personnel of the ethical and business standards that the Company requires Kimber personnel to adhere to.  It also covers procedures to be followed when there is uncertainty as to the right way to behave.  While this Code covers the majority of circumstances individuals are likely to encounter, it cannot and does not attempt to provide a set of instructions for every situation.  There is no substitute for Kimber personnel having a well-developed sense of right and wrong.

3    Application of the Code

The provisions of this Code are mandatory and apply to Kimber, its subsidiaries, all Kimber personnel and to joint-ventures managed by the Company.

Subsidiary companies are expected to adopt the Code and to disseminate its provisions to their employees.  It will be the responsibility of the Chief Executive Officer of any subsidiary company to ensure that the provisions of this Code are complied with by that subsidiary and its directors, officers and employees.  Compliance is expected under all circumstances.  All Kimber personnel who have executive or managerial responsibilities are expected to ensure that the provisions of this Code are communicated to all employees reporting to him or her and must report any contravention of this Code promptly to the President or Secretary of Kimber.  The Code affirms in specific terms the Company’s commitment to uphold high moral and ethical standards and sets out basic behavioral standards required of those conducting its business.

Overzealousness, good intentions the seeking of legal advice on anything other than a timely basis will not excuse violations of this Code.  While the Company’s activities are subject to a variety of laws, legal standards and customs in the jurisdictions in which it operates, the Board of Directors of Kimber believes that honesty, integrity and fairness are the essential standards to be observed.

Actions, or failure to act, in contravention of the Code will be considered as unauthorized and outside the course of employment and will be subject to disciplinary actions, which may include dismissal for cause.  The Company will not indemnify Kimber personnel for their costs which arise out of such conduct.

4    Health and Safety

All Kimber personnel will give the highest priority to the health and safety of their fellow employees, those who work with them, and the general public. The Company’s approach to health and safety is governed by the Company’s Occupational Health & Safety Policy and the committee of the Board of Directors of Kimber charged with that responsibility.

5    Respect for Kimber Personnel

The Company and its management and supervisory personnel will treat all Kimber personnel with respect, regardless of their race, national origin, religion, gender, sexual orientation, or any disability.  No abusive or harassing conduct, including unwelcome sexual advances, will be tolerated.

6    Respect for Local Peoples

The Company, its management, and employees will treat the communities within which it operates, their people and their culture, with respect, and the well-being of those peoples will be a principal concern of the Company. The Company will work with the people of the communities in which it operates towards a mutually beneficial relationship.

7    Compliance with the Law

Kimber personnel will comply with all legal requirements applicable to the Company’s business.  Agreements or arrangements need not necessarily be in writing for contravention to be inferred from the conduct of the parties.  If this Code does not cover a particular situation or if the application or interpretation of a local law is uncertain, or in circumstances where the proper course of ethical conduct is unclear, Kimber personnel should seek the assistance of their superior or, if a director, from the Board of Directors of Kimber who or which, if necessary, should seek competent legal advice from either a lawyer retained by such superior or Board of Directors or from Kimber’s counsel.  If there is not sufficient time to obtain such advice, Kimber personnel should conduct themselves in a manner they would not hesitate to have fully and publicly disclosed.  Supervisors, on learning of any contravention of this Code, shall take appropriate corrective action.  Ignorance of the law is not a defense.

8    Facilitation Payments

Except in the exceptional circumstances listed below, no unlawful or otherwise improper payment or gift is to be made or offered with a view to assisting Kimber to obtain or retain business, to affect the enactment or enforcement of any laws, or otherwise to obtain favours.

In some countries, public officials may expect “facilitating payments” for performing routine functions.  Such payments are illegal and Kimber personnel may not make them. The only exceptions are “facilitating payments” made to expedite or secure performance by a foreign public official of any act of a routine nature that is part of that person’s duties or functions, provided that such payment may not be made to influence a decision to award new business or to continue doing business with a particular party. Examples of “facilitating payments” that may be made in exceptional circumstances are payments for:

a)

passage at a police road block where payment is required to continue a journey;

b)

issuance of a permit, licence or other  document to qualify a person to do work;

c)

processing of official documents;

d)

provision of services normally offered to the public; and

e)

provision of services normally provided to the public such as police protection, loading/unloading of cargo, protection of commodities from deterioration or scheduling of inspections related to contract performance or transit of goods.

If Kimber personnel are required to make any facilitating payment to a public official, the payment and the circumstances must be documented in a written report, which must be delivered to the President of Kimber or its legal counsel.

9    Entertainment and Gifts

Kimber personnel shall not offer, or furnish on behalf of the Company, extravagant gifts or excessive entertainment or benefits to others.

Modest gifts, reasonable entertainment and other courtesies may be extended by appropriate Kimber personnel to persons or entities doing business or otherwise having dealings with the Company.

No gift or entertainment should be of such value as to constitute a real personal enrichment of the recipient.  Public scrutiny of the gift, entertainment or courtesy should not be embarrassing or reflect unfavourably upon the Company or the recipient.

10   Selection of Suppliers and Contractors

Kimber personnel are required to select and deal with suppliers, customers and others doing or seeking to do business with the Company in a completely impartial manner, without favour or preference based upon any considerations other than the best interests of the Company.  Kimber personnel must not use their position to obtain personal gain or benefit from other Kimber personnel or from those doing or seeking to do business with the Company.

Kimber personnel must not seek or accept, directly or indirectly, any gifts, payments, services, loans or other benefits from a supplier or other individual or entity that does or seeks to do business with, or is a competitor of, the Company.  This prohibition does not extend to the borrowing on commercial terms from entities in the business of lending and does not prevent Kimber personnel from accepting modest gifts, favours, or entertainment provided the conditions set forth in Section 9 (Entertainment and Gifts) are met.  No gift, favour or entertainment shall be of such nature as might affect, or reasonably be thought by others to affect, a person’s judgment or conduct in matters involving the Company.

11   Financial Records

The Company’s books, records and accounts must reflect, in an accurate and timely manner, all of the Company’s transactions fairly and in reasonable detail in accordance with a high standard of integrity and generally accepted accounting principles.

Appropriate records must be kept of all transactions and there are to be no cash funds, bank accounts, investments or other assets which are either not recorded or inadequately recorded on the books of the Company.  No payment is to be approved without reasonable supporting documentation.

Individuals and entities with whom the Company deals may request that commissions, service fees and other payments be remitted to third persons or bank accounts in third countries.  Such payments may be made only if (i) the amount payable does not arise from artificial additions to normal pricing; (ii) payment is authorized in writing by the individual or entity earning the commission; fee or other payment; (iii) payment is made to the same individual or entity to which it is owed or to an affiliate under common ownership, (iv) payment will not knowingly violate applicable law and (v) the payment is fully recorded.

Frank disclosure is to be made to all reasonable enquiries by Kimber’s auditors and legal advisors.

12   Conflicts of Interest

Although Kimber personnel are entitled to privacy in their personal affairs, they  have a duty to manage their outside interests, activities and influences so that they do not impair the exercise of their independent judgment, fiduciary responsibility, initiative or efficiency in acting for the Company, or expose themselves and/or the Company to legal liability or public criticism.

All Kimber personnel shall disclose promptly and in writing any personal situation or transaction which is or may be in conflict with the intent of this Code. Disclosure shall be made to the President or Secretary of the Kimber.  The President or Secretary shall determine what action, if any, should be taken by such Kimber personnel and shall recommend that action in writing.

If a conflict exists, and there is no failure of good faith on the part of Kimber personnel, it will be the Company’s policy to allow a reasonable amount of time for them to correct the situation in order to prevent undue hardship or loss to them.  Decisions in this regard shall, however, be within the sole discretion of the Company’s management, whose first concern must be the interests of the Company.

Potential conflicts of interest are so varied that it is impracticable to establish universal criteria in this Code as to what constitutes a prohibited conflict of interest.

Set forth below are some of the more common situations which involve a conflict of interest and which Kimber personnel should avoid unless prior written approval has been obtained from the President or Secretary of Kimber or the Chief Executive Officer of any of its subsidiaries; which approval shall only be given if, in the reasonable opinion of such officer, it will not result in a detriment to the Company.

-

a partnership, profit sharing arrangement, creditor/debtor relationship with any company or individual having a business relationship with the Company;

-

any Kimber personnel or member of their immediate family serving as an agent, representative, director, officer, or employee of, or consultant to, any company (other than a subsidiary of Kimber) or individual having a business relationship with the Company;

-

the acceptance of any loan or other financial benefit from any company or individual having a business relationship with the Company (other than borrowing on commercial terms from entities in the business of lending).

-

the holding, directly or by a member of Kimber personnel’s immediate family, of a substantial financial interest in any business entity that does or seeks to do business with, or is in competition with the Company (a substantial financial interest will be presumed where ownership is in excess of 1% in a company traded on a stock exchange and the investment constitutes more than 5% of such member of Kimber personnel’s total assets or where an ownership interest in any other business contributes more than 10 % of the annual income of the Kimber personnel and his or her immediate family.)  The above does not apply to companies used by staff members to sell their personal services to the Company.

13   Outside Activities

The Company commends part-time participation by Kimber personnel in  public service and management will, whenever applicable, approve and support such activity.  Kimber personnel should, however, ensure that they do not participate in organizations or groups whose objectives are opposed to those of the Company.  They should obtain approval of management before assuming any office or directorship or participating in any activity that would tend to deprive the Company of the time and attention required of the Kimber personnel to perform his or her duties to the Company properly.

14   Trading in Securities of Kimber

Kimber personnel are encouraged to invest in Kimber’s shares.  Kimber personnel and members of their immediate families, however, must avoid trading in shares of Kimber or of any company in a “special relationship” with the Company, when in possession of confidential material information which, if generally available, would reasonably be expected to have a significant effect on the market price or value of Kimber’s shares or the shares of the company in a special relationship with the Company.  Such activity is self-evidently unethical, and in many jurisdictions, illegal.

Kimber personnel shall not purchase or sell securities of Kimber while in possession of material information concerning the Company or a company in a “special relationship” with the Company that has not previously been disclosed to the public, nor, except in the necessary course of business, shall Kimber personnel inform any individual or entity of any such material information (see Kimber’s Insider Trading Policy).

Specific confidential information that could be material would include information concerning a significant mineral discovery, drill results, economic appraisal, unpublished sales or earnings figures, a stock split, proposed merger or acquisition, a change in dividend policy, a technical advance of unusually economic significance, or any other information, favourable or unfavourable, which has not been generally disclosed, to the investing public for at least one full trading day and which, when disclosed, would reasonably be expected to affect the market price or value of Kimber’s shares.

A company is deemed to be in a “special relationship” with the Company if the Company owns directly or indirectly 10% or more of the shares of that company, is proposing to make a take-over bid for that company, become a party to a reorganization, amalgamation, merger, arrangement or similar business combination with that company, or acquire a substantial portion of that company’s property.

Securities laws in the various jurisdictions are complex and diverse and quasi-criminal and civil sanctions are imposed upon those who breach such laws.  Kimber personnel should consult Kimber’s legal counsel or legal staff of the local business unit if there is any question as to the application or interpretation of the law relating to insider trading.

These provisions shall also apply to trading in shares of any publicly traded subsidiary or affiliated company of Kimber.

15   Confidential Information

Unless previously published, the Company’s technical, commercial, and financial information is proprietary and confidential and Kimber personnel are prohibited from revealing such information, except where disclosure is deemed to be in the best interest of the Company, without proper authorization.  Much of this information, including technical data such as drill results, commercial information such as negotiations which are in progress, and other information which could affect Kimber’s share price, must not be revealed under any circumstances until it has become public knowledge.

Kimber personnel must not disclose to the Company any proprietary information or trade secrets of any former employer or other person or entity with whom obligations of confidentiality exist.  Similarly, they have a continuing obligation to protect confidential information after their employment or other business relationship with the Company has terminated.

16   Use of Corporate Facilities, Equipment, Supplies, Information and Opportunities

Kimber personnel’s access to Company facilities, equipment and supplies is made solely so that they may be used within the limits of his or her authority for the advancement of the Company’s business and not otherwise. The Company has valuable resources in the form of tangible assets such as materials, supplies and equipment and intangible assets such as services, computer systems and confidential information which are for use in the Company’s business.  Except for the occasional and reasonable use of the Company’s office equipment, Kimber personnel must not make personal use of corporate information or assets without prior approval of their superior.

If a corporate opportunity related to the Company’s business becomes available to any member of Kimber personnel, either directly or indirectly, such Kimber personnel may not accept such corporate opportunity for his or her own account or directly or indirectly offer such corporate opportunity to any other person in each case without first offering such corporate opportunity in writing to the Company (to the attention of the President of Kimber).  The Company shall communicate its decision as to whether or not it intends to accept the corporate opportunity by written notice to such Kimber personnel.  Only if the Company declines such corporate opportunity in writing are such Kimber personnel permitted to offer such corporate opportunity to a third party and only on the same terms and conditions on which it was presented to the Company.

17   Hiring of Relatives

Where an individual being engaged is qualified to perform the tasks required to be performed, the Company does not object to relatives of Kimber personnel being hired or retained by the Company, provided that:

i)

one relative is not the immediate supervisor of the other;

ii)

the terms of engagement are no more generous than terms which could be obtained from an independent third party; and

iii)

the approving of invoices or the setting of salaries is not by a relative of the person hired.

18   Reporting Illegal or Unethical Behaviour (Whistle Blowing)

Kimber personnel who report any illegal or unethical behaviour in relation to the affairs of the Company will not suffer any reprisals or victimization.

Kimber personnel who observe or become aware of an actual or potential departure from this Code of Conduct, or of any actual or potential violation of any law or regulation in relation to the affairs of the Company, whether committed by an employee or others, are encouraged to report such action to his or her supervisor.  The supervisor will report the incident to the President or the Secretary of Kimber along with a written account of the action he or she has taken or proposes to take to correct the infraction.

The Company prohibits any Kimber personnel from retaliating or taking adverse action against anyone for reporting suspected conduct violations. The Company assures all Kimber personnel who raise any concerns in good faith and reasonably believe them to be true, that they will be protected from possible reprisals or victimization.

19   Compliance with Corporate Policies

Kimber personnel have an obligation to comply with all of Kimber’s corporate policies in effect from time to time.

Actions, or failure to act, contrary to the provisions of any corporate policy in effect at the relevant time will be considered as unauthorized and outside the course of employment and will be subject to disciplinary actions, which may include dismissal for cause.

Kimber personnel may at any time obtain a copy of any corporate policy in effect at such time free of charge upon request to the Secretary of Kimber Resources Inc.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The Company’s audit committee appointed D&H Group, LLP (“D&H Group”) as independent auditors to audit the Company’s financial statements for the fiscal year ended June 30, 2005. The aggregate fees billed by D&H Group for professional services rendered and expenses for the audit of our annual financial statements included in this Annual Report for the fiscal year ended June 30, 2005 were $22,520.42.

Audit Related Fees

For the fiscal year ended June 30, 2005, the aggregate fees billed for assurance and related services by D&H Group relating to our quarterly financial statements which are not reported under the caption “Audit Fees” above, were $nil.

Tax Fees

For the fiscal year ended June 30, 2005, the aggregate fees billed for tax compliance, tax advice and tax planning on United States tax matters by D&H Group were $Nil.

All Other Fees

For the fiscal year ended June 30, 2005, the aggregate fees billed by D&H Group for other non-audit professional services, other than those services listed above, totalled $5,000.

Effective May 6, 2003, the Securities and Exchange Commission adopted rules that require that before D&H Group is engaged by the Company or our subsidiaries to render any auditing or permitted non-audit related service, the engagement be approved by the audit committee; or entered into pursuant to pre-approval policies and procedures established by the audit committee, provided the policies and procedures are detailed as to the particular service, the audit committee is informed of each service, and such policies and procedures do not include delegation of the audit committee’s responsibilities to management.

The audit committee pre-approves all services provided by our independent auditors. The pre-approval process has just been implemented in response to the new rules. Therefore, the audit committee does not have records of what percentage of the above fees were pre-approved. However, all of the above services and fees were reviewed and approved by the audit committee either before or after the respective services were rendered.

The audit committee has considered the nature and amount of the fees billed by D&H Group and believes that the provision of the services for activities unrelated to the audit is compatible with maintaining D&H Group independence.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None

PART III

ITEM 17. FINANCIAL STATEMENTS

The financial statements were prepared in accordance with Canadian GAAP and are presented in Canadian dollars.  There are material differences between United States and Canadian GAAP.

The financial statements are in the following order:

1.

Auditors' Reports;

2.

Consolidated Balance Sheets;

3.

Consolidated Statements of Operations and Deficit;

4.

Consolidated Statements of Changes in Shareholders’ Equity;

5.

Consolidated Statements of Cash Flows;

6.

Consolidated Statements of Deferred Property Costs; and

7.

Notes to the Consolidated Financial Statements.

KIMBER RESOURCES INC.

Consolidated Financial Statements

(stated in Canadian dollars)

June 30, 2005

June 30, 2004

June 30, 2003

(Audited)

  (An exploration stage Company)

AUDITORS' REPORT

To the Shareholders of

Kimber Resources Inc.

We have audited the consolidated balance sheets of Kimber Resources Inc. as at June 30, 2005 and 2004 and the consolidated statements of operations and deficit and cash flow for the years then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2005 and 2004 and the results of its operations and cash flow for the years then ended in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States.  Application of accounting principles generally accepted in the United States would have affected assets and shareholders’ equity as at June 30, 2005 and 2004 and results of operations and cash flow for the years ended June 30, 2005, 2004 and 2003 to the extent summarized in Note 12 to the consolidated financial statements.

On August 19, 2005 we reported separately to the shareholders of Kimber Resources Inc. on consolidated financial statements as at and for the years ended June 30, 2005 and 2004 audited in accordance with Canadian generally accepted auditing standards.

The consolidated statements of operations and cash flow for the year ended June 30, 2003 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated October 16, 2003.

Vancouver, B.C.

August 19, 2005, except as to notes 13 a),

which is as of August 26, 2005, and 13 c),	“D&H Group LLP”
which is as of September 26, 2005	Chartered Accountants

D&H Group LLP

a B.C. Limited Liability Partnership of Corporations

member of BHD Association with affiliated offices across Canada and Internationally

10th Floor, 1333 West Broadway, Vancouver, B.C., Canada  V6H 4C1 ☐ www.dhgroup.ca ☐ F (604) 731-9923 ☐ T (604) 731-5881

KIMBER RESOURCES INC.

Consolidated Balance Sheets

(stated in Canadian dollars)

	June 30,
	2005	2004

A S S E T S
Current Assets
Cash and cash equivalents	$ 4,288,648	$ 3,279,845
Amounts receivable (note 4)	450,471	534,666
Due from related party (note 10)	16,702	19,702
Prepaid expenses	40,234	30,972
	4,796,055	3,865,185

Equipment (note 6)	436,736	442,408
Investment (note 5)	103,596	103,596
Unproven mineral right interests (Schedule, notes 2 & 3)	11,601,330	5,382,011
	16,937,717	9,793,200

L I A B I L I T I E S
Current liabilities
Accounts payable and accrued liabilities	900,269	642,602
Due to related party (note 10)	465	1,467
	900,734	644,069
Commitment (note 14)
S H A R E H O L D E R S’ E Q U I T Y

Share capital (note 8)	19,033,066	11,126,010
Stock-based compensation (note 9)	1,366,406	559,628
Deficit	(4,362,489)	(2,536,507)
	16,036,983	9,149,131
	$ 16,937,717	$ 9,793,200

Nature of operations (note 1)

Subsequent events (note 13)

Approved on behalf of the Board of Directors:
“R. V. Longe”	“M. E. Hoole”
Robert V. Longe, Director	Michael E. Hoole, Director

See notes to consolidated financial statements

KIMBER RESOURCES INC.

Consolidated Statements of Operations and Deficit

(stated in Canadian dollars)

	Years ended June 30,
	2005	2004	2003

Revenue	$ -	$ -	$ -

Expenses
Amortization of equipment	$ 24,034	$ 15,947)	$ 4,659
Foreign exchange (gain)/loss	(17,103)	10,554)	24,419
General exploration	24,893	-)	-)
Interest and bank charges	4,043	6,146)	38,576
Interest income	(74,784)	(64,316)	(52,169)
Investor relations	195,163	163,673)	123,835
Office and miscellaneous	123,421	77,605)	51,438
Legal and audit	51,380	53,512)	48,915
Rent	64,365	43,016)	33,623
Salaries and benefits	570,991	479,017)	187,128
Stock-based compensation	720,469	533,448	-
Transfer and filing fees	39,386	112,405)	18,522
Travel and accommodation	85,231	82,804)	34,681
Unproven mineral right interests written-off (note 3)	14,493)	-)	-

Net loss for the year	(1,825,982)	(1,513,811)	(513,627)
Deficit - beginning of year	(2,536,507)	(1,022,696)	(509,069)
Deficit - end of year	$ (4,362,489)	$ (2,536,507)	$ (1,022,696)

Loss per share, basic and diluted (note 2(g))	$ (0.06)	$ (0.07)	$ (0.04)

Weighted average number of shares outstanding, basic and diluted	30,612,668	21,977,441)	13,381,406

See notes to consolidated financial statements

KIMBER RESOURCES INC.

Consolidated Statements of Cash Flows

(stated in Canadian dollars)

	Years ended June 30,
	2005	2004	2003
Cash provided by (used for):
Operating Activities
Net loss for the year	$ (1,825,982)	$ (1,513,811)	$ (513,627)
Items not involving cash:
Amortization of equipment	69,854	15,947	4,659)
Stock-based compensation	720,469	533,448	-)
Interest accrued on loan payable	-	-)	25,000)
Unproven mineral right interests written-off	14,493	-)	-)
	(1,021,166)	(964,416)	(483,968)
Changes in the following:
Amounts receivable	84,195	(326,022)	(135,735)
Due from related party	3,000	3,000	1,570)
Prepaid expenses	(9,262)	(10,285)	(18,582)
Accounts payable and accrued liabilities	257,667	595,168	(139,389)
Due to related party	(1,002)	(6,231)	(80,317)
	(686,568)	(708,786)	(856,421)

Investing Activities
Purchase of equipment	(64,182)	(382,412)	(76,168)
Unproven mineral right interests	(6,233,812)	(3,654,415)	(1,452,923)
	(6,297,994)	(4,036,827)	(1,529,091)
Financing Activities
Common shares issued for cash	8,339,517	6,920,438	3,512,524)
Share issuance costs	(346,152)	(67,513)	-)
	7,993,365	6,852,925)	3,512,524)

Increase in cash during the year	1,008,803	2,107,312	1,127,012)
Cash and cash equivalents - beginning of year	3,279,845	1,172,533	45,521)
Cash and cash equivalents - end of year	$ 4,288,648	$ 3,279,845	$ 1,172,533)
Supplementary financial information
Financing activities
Shares and securities issued for finder’s fees	$ 146,309*	$ 54,180**	$ 176,250)
Share issue costs	(146,309)*	(54,180)*	(176,250)
* includes $86,309 fair value of agent’s options
** includes $26,180 fair value of agent’s warrants

Cash and cash equivalents are comprised of:
Cash	1,289,297	488,653	177,441
Banker’s acceptance notes	2,999,351	2,791,192	995,092
	$ 4,288,648	$ 3,279,845	$ 1,172,533

See notes to consolidated financial statements

KIMBER RESOURCES INC.

Consolidated Schedule of Unproven Mineral Right Interests (note 3)

(stated in Canadian dollars)

	June 30, 2003	Net Costs	June 30, 2004	Net Costs	June 30, 2005
MEXICO
Monterde
Acquisition	$ 494,256	$ 476,987	$ 971,243	$ 525,103	$ 1,496,346
Exploration
Amortization	6,570)	6,095	12,665	45,289	57,954
Assays	118,324)	438,190	556,514	647,785	1,204,299
Drilling	323,558)	1,069,739	1,393,297	2,251,312	3,644,609
Engineering	92,714)	105,150	197,864	175,667	373,531
Environmental study	-)	133,382	133,382	288,034	421,416
Field, office	128,476)	76,274	204,750	83,919	288,669
Geological, geophysical	220,810)	495,843	716,653	861,051	1,577,704
Legal	45,595)	70,829	116,424	86,051	202,475
Maps, reports, reproductions	51,664)	96,917	148,581	148,346	296,927
Metallurgy	4,812)	28,266	33,078	184,054	217,132
Road construction	90,167)	138,697	228,864	435,658	664,522
Salaries and wages	33,623)	52,447	86,070	96,743	182,813
Scoping study	11,392)	-	11,392	-	11,392
Stakeholder costs	-)	6,430	6,430	15,610	22,040
Supplies	23,076)	181,200	204,276	182,130	386,406
Travel, accommodation	92,490)	210,309	302,799	201,409	504,208
Third party recoveries	(9,931)	-	(9,931)	-	(9,931)
	1,233,340)	3,109,768	4,343,108	5,703,058	10,046,166
	1,727,596)	3,586,755	5,314,351	6,228,161	11,542,512
Setago Property
Acquisition	-)	1,219	1,219	3,355	4,574
Exploration
Assays	-)	5,567	5,567	-	5,567
Engineering	-)	535	535	-	535
Field, office	-)	413	413	-	413
Geological, geophysical	-)	33,204	33,204	-	33,204
Maps, reports, reproductions	-)	145	145	-	145
Road construction	-)	7,695	7,695	-	7,695
Supplies	-)	914	914	5	919
Travel, accommodation	-)	5,766	5,766	-	5,766
	-)	54,239	54,239	5	54,244
	-)	55,458	55,458	3,360)	58,818
Oribo Property
Acquisition	-)	8,726	8,726	(8,726)	-
Exploration
Geological	-)	2,858	2,858	(2,858)	-
Travel, accommodation	-)	618	618	(618)	-
	-)	3,476	3,476	(3,476)	-
	-)	12,202	12,202	(12,202)	-
Total unproven mineral right interests	$ 1,727,596)	$ 3,654,415	$ 5,382,011	$ 6,219,319	$ 11,601,330

See notes to consolidated financial statements

KIMBER RESOURCES INC.

Notes to Consolidated Financial Statements

For the Years Ended June 30, 2005, 2004 and 2003

(stated in Canadian dollars)

1.

NATURE OF OPERATIONS

The Company is incorporated in British Columbia, Canada, and is involved in the acquisition and exploration of mineral right interests in Mexico.  At the date of these financial statements, the Company has not yet determined whether any of its mineral rights contain economically recoverable mineral reserves.  Accordingly, the carrying amount of deferred unproven mineral rights represents expenditures made to date and does not necessarily reflect present or future values.  The recovery of these costs is dependent upon the discovery of economically recoverable mineral reserves and the ability of the Company to obtain the necessary financing to complete their exploration and development and to resolve any environmental, regulatory, or other constraints.

The Company has taken steps to verify title to its mineral right interests in accordance with industry standards for the current stage of exploration of these properties, however, these procedures do not guarantee that title to these rights may be subject to unregistered prior agreements or other undetected defects.

The Company does not generate cash flow from operations and accordingly, the Company will need to raise additional funds through future issuance of securities.  Although the Company has been successful in raising funds in the past, there can be no assurance the Company will be able to raise sufficient funds in the future, in which case the Company may be unable to meet its obligations as they come due in the normal course of business.  Should the Company be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts on the balance sheet.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)

Basis of Presentation

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP) and are reconciled to U.S. GAAP in note 12.

The Company changed the description of its deferred mineral property costs in these financial statements, to “unproven mineral right interests”, upon the filing of its Form 20-F Registration Statement with the U.S. Securities and Exchange Commission in order to comply with their disclosure standards.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Minera Monterde S. de R.L. de C.V. (Mexico).  Intercompany balances and transactions are eliminated on consolidation.

b)

Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements, and the reported amounts of expenses incurred during the reporting period.  Significant areas requiring the use of management estimates relate to the determination of environmental obligations, stock compensation, impairment of deferred mineral right interests and amortization.  Actual results could differ from those estimates.

c)

Unproven Mineral Right Interests

Mineral right acquisition costs, exploration and direct field costs are deferred until the rights to which they relate are placed into production, at which time these deferred costs will be amortized over the estimated useful life of the rights following commencement of production, or written-off if the rights are disposed of.  Administration costs and other exploration costs that do not relate to a specific mineral right are expensed as incurred.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c)

Unproven Mineral Right Interests (continued)

Cost includes the cash consideration and the fair value of shares issued on the acquisition of mineral rights.  Rights acquired under option agreements or joint ventures, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made.  Proceeds from property option payments received by the Company are netted against the deferred costs of the related mineral rights, with any excess being included in operations.

Management reviews the carrying amounts of mineral rights on a periodic basis and will recognize impairment based upon current exploration results and upon assessment of the probability of profitable exploitation of the rights.  Management’s assessment of the mineral right’s fair value is also based upon a review of other mineral right transactions that have occurred in the same geographic area as that of the rights under review.

d)

Equipment

Equipment is carried at cost less accumulated amortization.  Amortization is provided over the estimated useful life of the equipment using the declining balance method at an annual rate of 20% for office fixtures and equipment; 30% for computer equipment and automobiles; 100% for computer software and 10% for camp and equipment.

e)

Translation of Foreign Currencies

The Company translates monetary items at the rate of exchange in effect at the balance sheet date.  Non-monetary items are translated at average rates in effect during the period in which they are incurred.  Expenses are translated at average rates in effect during the period except for amortization, which is translated using historical rates.  Gains and losses resulting from the fluctuations in foreign exchange rates have been included in the determination of income (loss).

f)

Investments

Investments are carried at cost and are classified as a non-current asset as the Company intends to hold them for a period greater than one year.  A provision for impairment would be made if there were a loss in value that was believed to be other than temporary.

g)

Loss Per Share

Basic earnings (loss) per share is computed based upon the weighted average number of common shares outstanding during the year.  Fully diluted earnings per share is disclosed when the conversion, exercise or issuance of securities would have a dilutive effect on earnings per share.  The Company has a loss per share and accordingly basic and fully diluted loss per share are the same.

h)

Income Taxes

Income tax liabilities and assets are recognized for the income tax consequences attributable to differences between their carrying amounts in the financial statements and their tax bases.  The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs.  Future income tax assets are recognized to the extent that they are considered more likely than not to be recognized.  The Company has taken a valuation allowance against all of its potential tax assets.

i)

Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized when a reasonable estimate of its fair value can be made.  The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset.  Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow.  As at June 30, 2005, the Company does not have any asset retirement obligations.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

j)

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, amounts due from related parties, an investment, accounts payable and accrued liabilities and amounts due to related parties, the fair value of which approximates their carrying value due to the short term to maturity.  The fair value of the investment is approximated by its carrying amount.

The Company carries on business operations in Mexico and is exposed to foreign exchange risk due to fluctuations in the relative values of the Canadian dollar, the Mexican nuevo peso and the United States dollar.  The Company currently does not use any financial instruments to reduce this exposure.

Financial instruments that potentially subject the Company to a significant concentration of credit risk are cash and cash equivalents and amounts receivable. The Company limits its exposure to credit loss by placing its cash and cash-equivalents with high credit quality financial institutions.

k) Cash Equivalents

Banker’s acceptances maturing within 90 days of the original date of acquisition are considered to be cash equivalents.

l) Impairment of Long-Lived Assets

Long-lived assets are assessed for impairment when events and circumstances warrant. The carrying value of a long-lived asset is impaired when the carrying amount exceeds the estimated undiscounted net cash flow from use and fair value. In that event, the amount by which the carrying value of an impaired long-lived asset exceeds its fair value is charged to earnings.

3.

UNPROVEN MINERAL RIGHT INTERESTS

The Company’s mineral rights are located in the State of Chihuahua, Mexico.

Monterde Property

The Monterde Property consists of the Monterde concessions, the contiguous El Coronel concessions and staked concessions. The entire Monterde Property is comprised of 29 mineral concessions in the Sierra Madre in the State of Chihuahua, Mexico.

Monterde concessions

The Company owns a 100% interest in certain Monterde concessions and had an option to purchase a 100% interest in two other mineral concession groups in consideration for the payment of US$1,054,900. As at June 30, 2005 US$727,200 was paid and the final payment of US$327,700 was made on August 9, 2005.

El Coronel concessions

The Company has an option to purchase eleven mineral concessions by the payment of US$1,000,000, US$452,000 which has been paid (US$135,000 paid subsequently on August 14, 2005).  Payments remaining are:

February 14, 2006	US$ 165,000
August 14, 2006	US$ 383,000
US$ 548,000

Staked concessions

The Company has a 100% interest in concessions that were staked adjacent to the Monterde concessions and El

Coronel concessions.  There are no payment obligations for these staked concessions aside from annual taxes.

3.

UNPROVEN MINERAL RIGHT INTERESTS (continued)

Setago Property

The Company staked the Setago Property in 2004, which lies approximately 24 kilometres to the west of the Monterde Property and consists of one exploration concession.  The property requires no payments, other than for annual taxes ($3,355 in 2005).

Oribo Property

The Company staked the Oribo Property in 2004.  This property is located approximately 30 kilometres west of the Monterde Property and is comprised of 2 exploration concessions.  In 2005, the Oribo Property was abandoned and written-off due to the difficulty of working in the area.

4.

AMOUNTS RECEIVABLE

Amounts receivable at June 30, 2005 are comprised mainly of an IVA TAX refundable from the Government of Mexico.  The IVA Tax is 15% of expenditures in Mexico and amounts due were $293,701 at June 30, 2005 (2004 -$332,400).  The Company has received amounts due for IVA up to February 2005, and no problems are anticipated to receive the remainder.  The Company also is due a refund for an advance payment of $56,844 (2004-$56,844) which was made to the Government of Mexico to acquire claims within the Monterde property in the previous fiscal year.

5.

INVESTMENT

The Company owns 103,596 non-voting preferred shares of 616800 B.C. Ltd. (“616800”) which are redeemable at $1 per share and carried at $103,596.  616800’s asset is 2,250,000 common shares of Jasper Mining Corporation, a publicly traded corporation.  The Company has directors in common with 616800.

6.

EQUIPMENT

	2005
	Cost	Accumulated Amortization	Net value
	$	$	$
Camp and equipment	342,538	37,577	304,961
Camp vehicles	54,220	24,235	29,985
Computer equipment	72,132	28,701	43,431
Computer software	45,398	5,983	39,415
Office fixtures and equipment	26,682	7,738	18,944
	540,970	104,234	436,736

	2004
	Cost	Accumulated Amortization	Net value
	$	$	$
Camp and equipment	324,084	5,436	318,648
Camp vehicles	54,220	13,289	40,931
Computer equipment	62,000	10,243	51,757
Computer software	12,252	1,846	10,406
Office fixtures and equipment	23,905	3,239	20,666
	476,461	34,053	442,408

7.

SEGMENTED INFORMATION

	2005	2004	2003
Assets by geographic segment, at cost
Canada
Current	$ 3,855,613	$ 3,284,694	$ 1,204,679
Equipment	90,339	77,004	52,435
Investment	103,596	103,596	103,596
	4,049,548	3,465,294	1,360,710
Mexico
Current	940,442	580,491	219,887
Unproven mineral right interests	11,601,330	5,382,011	1,727,596
Equipment	346,397	365,404	23,508
	12,888,169	6,327,906	1,970,991
	$ 16,937,717	$ 9,793,200	$ 3,331,701

8.

SHARE CAPITAL AND RELATED INFORMATION

a)

Authorized: 80,000,000 common shares without par value

b)

Issued and outstanding:

	Number of Shares	Amount

Balance - June 30, 2002	5,434,542	$ 764,496

Initial public offering finance fee	7,000,000	3,150,000
Public offering finance fee	250,000	112,500
Finder’s fee	75,000	33,750
Consultant fee	137,142	30,000
Private placement	2,265,600	1,019,520
Exercise of warrants	12,800	5,760
Less share issue costs		(816,761)
	9,740,542	3,534,769

Balance - June 30, 2003	15,175,084	4,299,265

Private placements	2,040,000	1,428,000
Exercise of options	233,333	105,000
Exercise of warrants	9,953,123	5,415,438
Less share issue costs		(121,693)
	12,226,456	6,826,745

Balance - June 30, 2004	27,401,540	11,126,010

Private placements	4,600,324	7,065,002
Exercise of options	233,217	155,200
Exercise of warrants	1,497,747	1,119,315
Less share issue costs		(346,152)
Less stock-based-compensation		(86,309)
	6,331,288	7,907,056
Balance – June 30, 2005	33,732,828	$ 19,033,066

c)

Warrants

	2005	2004	2003

Balance - beginning of year	1,489,797	10,223,120	-
Issued	2,363,662	1,220,000	10,235,920
Expired	-	(200)	-
Exercised	(1,497,747)	(9,953,123)	(12,800)
Balance - end of year	2,355,712	1,489,797	10,223,120

8.

SHARE CAPITAL AND RELATED INFORMATION (continued)

At June 30, 2005, 2,355,712 warrants are outstanding which are excisable at $1.80 per share to March 8, 2006.

d)

Stock Options

The Company’s stock option plan allows the Company to grant up to 5,294,613 stock options, exercisable at the market price as determined on the last trading date preceding their grant, and vesting as to 1/3 of their number on the date of their grant and then 1/3 in each nine month period thereafter.

Summary of stock option activity:

	2005		2004
	Options Outstanding	Weighted average exercise price	Options Outstanding	Weighted average exercise price

Balance, beginning of year	2,874,667	$ 0.81	1,614,000	$ 0.45
Granted	982,000	2.10	1,494,000	1.13
Issued	127,000	1.80	-	-
Exercised	(233,217)	0.72	(233,333)	0.45
Cancelled	(315,000)	2.01	-	-
Balance, end of year	3,435,450	$ 1.11	2,874,667	$ 0.81

Stock options outstanding and exercisable at June 30, 2005 are as follows:

Exercise price	Number outstanding	Number exercisable	Expiry date
$
1.80	120,450	120,450	March 2006
0.45	1,284,000	984,000	June 2007 - May 2008
0.46	60,000	60,000	February 2008
2.05	175,000	175,000	January 2009
1.77	60,000	39,998	May 2009
0.73	819,000	559,000	August 2009
2.14	802,000	267,328	October 2009
1.80	75,000	25,000	December 2009
1.70	40,000	13,333	April 2010
	3,435,450	2,244,109

e)  Private Placements

On September 9, 2004, the Company closed a brokered private placement for 1,270,000 units at a price of $1.50 per unit. Each unit consisted of one common share and half of one non-transferable share purchase warrant. One whole warrant entitles the holder to purchase an additional common share at a price of $1.80 until March 8, 2006. The agent received an 8% commission paid in cash and the agent and other members of the sales group received a non-transferable agent’s option to purchase a total of 127,000 units at $1.80 per unit, consisting of one common share and one-half of one non-transferable share purchase warrant. One whole warrant will entitle the holder to purchase an additional common share at $1.80 until March 8, 2006. The Company also paid the agent a corporate finance fee of 40,000 units having the same terms as the units described above.

On February 10, 2005, the Company announced a non-brokered private placement of securities with three placees including a one-year, 5% convertible debenture of $2,000,000 to be issued to a director. Subsequently, the private placement units were over-subscribed and the convertible debenture with the director was not completed. On February 22, 2005 the Company closed a non-brokered private placement of 3,290,324 units to raise gross proceeds of $5,100,002 with four investment funds. All of the units were issued at a price of $1.55 per unit and each unit consists of one common share and one-half of a non-transferable share purchase warrant, with one whole warrant entitling the holder to purchase one additional common share at $1.80 until March 8, 2006. Two of the funds each purchased 1 million units. In addition, two other funds each purchased 645,162 units.  A finder's fee of $31,000 was paid to an investment brokerage firm in respect of 1 million units.

9.

STOCK-BASED COMPENSATION

The fair value of stock options granted are estimated using the Black-Scholes option pricing model with the following assumptions:

	2005	2004
Risk-free interest rate	3.1 - 3.6	3.1 – 4.2%
Estimated share price volatility	59 - 62%	79 – 137%
Expected life	1.5 - 5 years	1.5 – 5 years

Option pricing models require the use of estimates and assumptions including the expected volatility.  Changes in these underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

Stock-based-compensation has been recognized for the following grants:

Balance - June 30, 2002 and 2003	$ -
Options granted to employees and consultants	533,448
Warrants issued to agent for private placement	26,180
Balance at June 30, 2004	559,628

Options granted to employees and consultants	720,469
Options granted to agent for private placement	86,309
806,778
Balance - June 30, 2005	$ 1,366,406

For stock options granted and not vested, compensation expense is recognizable in future periods as follows:

June 30, 2006	$ 537,018
June 30, 2007	362,938
$ 899,956

10.

RELATED PARTY TRANSACTIONS

Amounts paid to related parties were in the normal course of operations and were valued at fair market value as determined by management. Amounts due to or from related parties are unsecured, non-interest bearing and are due on demand.

An officer owes the Company $16,702 as at June 30, 2005 (2004 - $19,702) for statutory salary deductions remitted on his behalf in a previous fiscal year.  This amount is repayable to the Company at $250 per month.

An officer who is also a director is owed $465 as at June 30, 2005 (2004-$1,467) for expense reimbursements.

11.

INCOME TAXES

At June 30, 2005, the Company has non-capital losses of approximately $3,100,000 in Canada (which expire between 2006 and 2015) and $2,900,000 in Mexico available to reduce taxable income earned during future years.  The potential future tax benefits relating to these amounts have not been reflected in the financial statements as their utilization is currently not considered likely.

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Under Canadian GAAP mineral exploration expenditures can be deferred on prospective mineral rights until such time as it is determined that further exploration work is not warranted, at which time the mineral right costs are written-off.  Under U.S. GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the mineral rights are capable of economic commercial production.  The following items (a) to (g) provide a summary of the adjustments required to reconcile Canadian GAAP to U.S. GAAP.

	For the years ended June 30,
	2005	2004	2003
a) Assets Unproven Mineral Right Interests
Unproven mineral right interests costs – Canadian GAAP	$ 11,601,330	$ 5,382,011	$ 1,727,596)
Less Unproven mineral right interests costs	(11,601,330)	(5,382,011)	(1,727,596)
Unproven mineral right interests - U.S. GAAP	-	-	-)

b) Operations
Net loss - Canadian GAAP	(1,825,982)	(1,513,811)	(513,627)
Unproven mineral right interests costs expensed under U.S. GAAP	(6,233,812)	(3,654,415)	(1,452,923)
Net loss - U.S. GAAP	(8,059,794)	(5,168,226)	(1,966,550)

c) Deficit
Closing deficit - Canadian GAAP	(4,362,489)	(2,536,507)	(1,022,696)
Adjustment to deficit for accumulated Unproven mineral right interests expensed under U.S. GAAP	(11,601,330)	(5,382,011)	(1,727,596)
Closing deficit - U.S. GAAP	(15,963,819)	(7,918,518)	(2,750,292)

d) Cash Flows – Operating Activities
Cash applied to operations - Canadian GAAP	(686,568)	(708,786)	(856,421)
Add net loss - Canadian GAAP	1,825,982)	1,513,811	513,627
Less net loss - U.S. GAAP	(8,059,794)	(5,168,226)	(1,966,550)
Cash applied to operations - U.S. GAAP	(6,920,380)	(4,363,201)	(2,309,344)

e) Cash Flows – Investing Activities
Cash applied - Canadian GAAP	(6,297,994)	(4,036,827)	(1,529,091)
Add mineral right costs expensed - U.S. GAAP	6,233,812	3,654,415	1,452,923
Cash applied under U.S. GAAP	$ (64,812)	$ (382,412)	$ (76,168)

f)

Stockholders’ Equity

Common Stock

Under U.S. GAAP compensation expense must be disclosed for all stock options granted, requiring the Company to utilize either the intrinsic or the fair value based method of accounting for stock-based compensation.  Under Canadian GAAP, no such costs or related disclosures were required to be recognized prior to 2002.

The Company, if required to report under U.S. GAAP, would elect to apply Accounting Principles Board Opinion No. 25: Accounting for Stock Issued to Employees (“APB 25”) to account for all stock options granted in 2003 and to disclose on a pro-forma basis the effect of using a fair-value based method.

Under APB 25, compensation cost must be recognized for all compensatory stock options granted whenever the market price of the Company’s shares on the date of grant exceeds the exercise price.

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

OTHER DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP

The following table discloses the pro-forma effect of accounting for stock-based compensation on net loss and net loss per share under U.S. GAAP for 2003.  For the years ended June 30, 2005 and 2004 the Company’s treatment of stock-based compensation under Canadian GAAP complies with US GAAP.

2003
$
Net loss under U.S. GAAP	(1,966,550)
Pro-forma effect of following SFAS 123	(12,976)
Pro-forma net loss following SFAS 123	(1,979,526)

Weighted-average number of shares under U.S. GAAP	10,708,817

Pro-forma loss per share following SFAS 123	$ (0.19)

g)

Loss Per Share

Under Canadian GAAP, shares held in escrow and contingently issuable are included in the calculation of loss per share, however under U.S. GAAP, these shares are excluded until the shares are released for trading.

Diluted loss per share is not presented as it is anti-dilutive.

The following is a reconciliation of the numerators and denominators of the basic and fully diluted loss per share calculations:

	For the years ended June 30,
	2005	2004	2003
Numerator: Net loss for the year under U.S. GAAP	$ (8,059,794)	$ (5,168,226)	$ (1,966,550)
Denominator: Weighted-average number of shares under Canadian GAAP	30,612,668	21,977,441	13,381,406
Adjustment required under U.S. GAAP (escrow shares)	-	-	(2,672,589)
Weighted-average number of shares under U.S. GAAP	30,612,668	21,977,441	10,708,817
Basic and fully diluted loss per share under U.S. GAAP	$ (0.26)	$ (0.24)	$ (0.18)

13.

SUBSEQUENT EVENTS

a)

On August 26, 2005, the Company closed a non-brokered private placement for 3,333,332 units at $1.50 per unit.  Each unit consists of one common share and half of one non-transferable share purchase warrant.  One whole warrant entitles the holder to purchase an additional common share at a price of $1.80 until February 26, 2007.  There was a finder’s fee of $40,000 paid on behalf of one of the placees.

b)

On August 14, 2005, the Company made the US$327,000 final payment for the Monterde concessions and paid US$135,000 for the El Coronel concessions (US$548,000 remaining).

c)

On September 19, 2005, 477,000 stock options were granted exercisable at $1.65 for a period of five years.

14.

COMMITMENT

The Company has commitments for office lease payments of $25,696 for 2006 and $14,989 for 2007.

Kimber Resources Inc.

Management’s Discussion and Analysis

September 19, 2005

The following management discussion and analysis of the Company’s financial position is for the year ended June 30, 2005 compared to June 30, 2004 and covers information up to the date of this report. This discussion should be read in conjunction with the attached financial statements and related “Notes to the Consolidated Financial Statements” which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP).  The discussion and analysis may contain certain forward-looking statements about the Company’s future prospects, and the Company provides no assurance that actual results will meet management’s expectations.

All amounts are stated in Canadian dollars unless indicated otherwise. Additional information regarding the Company is available on SEDAR at www.sedar.com and on the Company’s website at www.kimberresources.com.

The information is current to September 19, 2005 and the Company’s auditor has audited the financial statements to June 30, 2005.

Introduction

Kimber Resources Inc. is a Canadian-based company engaged in the development and exploration of the Monterde gold/silver property (the “Property”) located in the Monterde Mining District in the state of Chihuahua, Mexico. The Company’s primary targets are open-pittable ore bodies, where gold and silver are amenable to extraction by heap leaching and, possibly, conventional milling. Until January 2005, the Company’s policy was to allocate the greater part of its funds to development and exploration on its principal asset, the Carmen deposit. The Company is now also exploring for additional gold-silver resources on the Monterde Property.

The Company intends to bring the Carmen to positive feasibility status so that increased potential value can be recognized.

Results of Operations

The Company’s net loss for the fiscal year ended June 30, 2005 was $1,825,982 or $0.06 per common share compared with $1,513,811 or $0.07 per share loss for the same period ended June 30, 2004. The Company’s increase in net loss for the year was $312,171.

In accordance with stock-based compensation policy required by the Canadian Institute of Chartered Accountants the Company recorded an expense of $720,469 on 982,000 stock options granted in the year ($533,448 in 2004). This is a non-cash expense and does not affect the Company’s operations. Without this non-cash expense, the Company would have recorded a loss of $1,105,513 or $0.04 weighted average loss per share during the year.

During the fiscal year ended June 30, 2005 the Company spent $6,233,521 on its mineral properties; $528,458 for property acquisition payments and had mineral property expenditures of $5,703,063. Drilling costs of $2,251,312 were the highest cost activity, representing 36% of expenditures, as a second drill rig was added in March, 2004 ($1,069,739 or 29% in 2004). Geological and geophysical expenditures were $861,051 or 15% of property expenditures in 2005 compared to $495,843 or 14% in 2004.  The increase in geological staff represents personnel required to supervise and process data from the second drill rig. Also in line with higher drilling expenditures, assay testing was the third highest cost category in fiscal year ending June 30, 2005 at $647,785 or 10% of property expenditures ($443,757 or 12% in fiscal year ended June 30, 2004). The results of these expenditures are explained in the “Mineral Properties” section below.

Salary and benefits expenses rose during the year ended June 30, 2005 to $570,991 from $479,017 in the year ended June 30, 2004 due to salary increases and administrative demands that have grown with the Company’s operating activities and regulatory compliance.

Investor relations and shareholder communications expenses of $195,163 (2004 – $163,673) were larger as a result of additional advertising and attending investment conferences to create greater awareness of the Company’s progress.

Office and miscellaneous expenses increased during the year by $45,816 to $123,421 in 2005. The increase is mainly attributable to increased printing costs and computer service and maintenance costs.

Rent expense for the head office increased to $64,365 in the year ended June 30, 2005 from $43,016 in the comparable period ended 2004 as the result of an increase in rent and additional office space occupied.

The Company recorded a gain from foreign exchange of $17,103 during the year ended June 30, 2005 as opposed to a loss of $10,554 in the period ended 2004. The gain originates from funds advanced to Mexico during the year that have appreciated in value due to fluctuations in the Mexican nuevo peso relative to the Canadian dollar. The rate of exchange for the Mexican peso began the fiscal year at 0.1163 and closed the year lower at 0.1147.

Selected Annual Information

The following information is for each of the three fiscal years ended June 30, 2005, 2004 and 2003:

	2005	2004	2003
Interest / investment income	74,784	64,316	52,169
Net loss	(1,825,982)	(1,513,811)	(513,627)
Net loss per share – basic and diluted	(0.06)	(0.07)	(0.04)
Total assets	16,937,717	9,793,200	3,331,701
Long-term liabilities	-	-	-
Dividends	-	-	-

The Company’s income from interest and investments increased over the past three fiscal years due to higher amounts of cash and cash equivalents that were available for short-term investment. The net losses for the Company in the fiscal years ended June 30, 2005 and 2004 include non-cash charges for stock-option compensation expenses of $720,469 in 2005 and $533,448 in 2004.

The Company’s net assets have increased over the fiscal periods mainly because of funds raised through private placements and increased deferred mineral property expenditures capitalized during the years.

Summary of Quarterly Results September 30, 2003 to June 30, 2005

	Q1 Sep30/03	Q2 Dec31/03	Q3 Mar31/04	Q4 Jun30/04
Interest income	9,038	10,761	11,340	35,800
Total Loss	(141,088)	(235,473)	(630,319)	(506,931)
Loss per share	(0.01)	(0.01)	(0.02)	(0.03)

	Q1 Sep30/04	Q2 Dec31/04	Q3 Mar31/05	Q4 Jun30/05
Interest income	12,326	13,828	22,093	26,537
Total Loss	(318,889)	(469,966)	(500,446)	(536,681)
Loss per share	(0.01)	(0.02)	(0.02)	(0.01)

The Company is in the exploration and development stage, and therefore, variances in its quarterly losses are not affected by sales or production-related factors. Increases in costs are generally attributed to growth in operations and success in financing activities, which allow the Company to undertake further development and exploration on its properties.

Revenues for the Company are for interest and gains received on cash or short-term investments (low-risk banker’s acceptance notes that yield 2.43% to 2.48% on an annual basis) classified as cash.  Interest revenues fluctuate according to the amounts of funds held in deposit and interest rates offered during the period. Kimber does not have revenues from mining operations and does not expect to have revenues in the near future other than interest received on cash balances.

Financial Condition

At June 30, 2005, the Company had working capital of $3,895,321 (2004 - $3,221,116). The Company has no long-term indebtedness or long-term obligations. The change in working capital is the result of increased available cash of $4,288,648 compared to the previous year (2004 – $3,279,845). In the fiscal year ended June 30, 2005 the Company received $1,119,315 from the exercise of 1,497,747 warrants, $155,200 from the exercise of 233,217 stock options and $6,632,541 (net of expenses) from three private placements aggregating 4,600,324 shares issued. As at the date of this report the Company had $6,566,534 in cash and liquid short-term banker’s acceptance notes.

Current liabilities increased to $900,734 as at June 30, 2005 from $644,069 on June 30, 2004. This was primarily due to drilling and assay expenditures that were in routine accounts payable at the end of the fiscal year and were paid subsequent to the period.

The Company is committed to paying approximately $840,553 at September 19, 2005 for expenses billed, primarily drilling and assays.

Cash Flows

The Company generates cash inflow from selling its shares either through financings or the exercise of existing share purchase warrants and stock options. There is a liquidity risk that these warrants and options may not be exercised if the price of the Company’s share price falls below the exercise price due to market conditions.

Amounts receivable decreased by $84,195 during the fiscal year ended June 30, 2005 mainly because of input tax credit payments for IVA Tax received from the Government of Mexico. Receivables for IVA, which is 15% of expenditures in Mexico, decreased during the year by $38,700 to $293,701. An advance payment made to the Government of Mexico during the previous fiscal year ended June 30, 2004 to acquire claims within the Monterde Property totaling $56,844 remains due. In addition, amounts due from a supplier decreased by $67,724 for survey equipment services used on the Monterde Property. Amounts receivable from the Government of Canada for Goods and Services Tax (GST) has declined $4,532 to $10,109.

Prepaid expenses increased by $9,262 to $40,234 during the year mainly due to advance payments for various insurance policies and an advance retainer for services not yet rendered at the end of the period.

The Company made equipment purchases of $64,182 during the year ended June 30, 2005 including: $43,278 for computer equipment and software; $18,454 for the exploration camp and related equipment.

Property acquisition costs of $528,458 were incurred for option payments and concession taxes on the Monterde Property ($525,103) and the Setago Property ($3,355). The amount paid for Monterde includes the acquisition of concessions that were staked adjacent to the Property and not previously held by the Company. Future acquisition expenditures on these staked concessions will be minimal as there are no property payments.

Share capital increased cash inflows by an aggregate of $7,907,056 through the issuance of 6,331,288 common shares during the fiscal year ended June 30, 2005 as follows:

	Number of Shares	Share Capital $
Balance, June 30, 2004	27,401,540	$11,126,010

Private placements	4,600,324	6,632,541
Exercise of warrants	1,497,747	1,119,315
Exercise of options	233,217	155,200
	6,331,288	7,907,056
Balance, June 30, 2005	33,732,828	19,033,066

1Net of share issuance costs of $432,461

Financings

On September 9, 2004, the Company closed a brokered private placement for 1,270,000 units at a price of $1.50 per unit. Each unit consisted of one Common Share and half of one non-transferable share purchase warrant. One whole warrant entitles the holder to purchase an additional Common Share at a price of $1.80 until March 8, 2006. The agent received an 8% commission paid in cash and the agent and other members of the sales group received a non-transferable agent’s option to purchase a total of 127,000 units at $1.80 per unit, consisting of one Common Share and one-half of one non-transferable share purchase warrant. One whole warrant will entitle the holder to purchase an additional Common Share at $1.80 until March 8, 2006. The Company also paid the agent a corporate finance fee of 40,000 units having the same terms as the units described above.

On February 10, 2005, the Company announced a non-brokered private placement of securities with three placees including a one-year, 5% convertible debenture of $2,000,000 to be issued to a director. Subsequently, the private placement units were over-subscribed and the convertible debenture with the director was not completed. On February 22, 2005 the Company closed a non-brokered private placement of 3,290,324 units to raise gross proceeds of $5,100,002 with four investment funds. All of the units were issued at a price of $1.55 per unit and each unit consists of one Common Share and one-half of a non-transferable share purchase warrant, with one whole warrant entitling the holder to purchase one additional Common Share at $1.80 until March 8, 2006. Two of the funds each purchased 1 million units. In addition, two other funds each purchased 645,162 units.  A finder's fee of $31,000 was paid to an investment brokerage firm in respect of 1 million units.

On August 26, 2005, the Company announced that it has closed a non-brokered private placement of units to raise gross proceeds of $4,999,998.  All of the units were issued at a price of $1.50 per unit and each unit consists of one common share and one-half of a non-transferable warrant, with one whole warrant entitling the holder to purchase one additional common share at $1.80 until February 26, 2007. The investors were funds managed by Sprott Asset Management Inc. and two other institutional investors based in the United States.  A finder's fee of $40,000 was paid to an investment brokerage firm in respect of 1,333,332 units.

Contractual Obligations

The Company has no long-term debt and does not anticipate that it will require debt financing for current planned expenditures. Kimber has future contractual obligations to property vendors for the Monterde Property totalling US$ 548,000 payable in the calendar year 2006 as follows:

U.S. $

February 14, 2006	165,000
August 14, 2006	383,000
548,000

Capital Resources and Liquidity

Capital resources of the Company consist primarily of cash and liquid short-term investments. As at September 19, 2005 the Company had cash and banker’s acceptance notes totaling $6,566,534 and approximately $588,500 in receivables.

If existing warrants and vested options were exercised, the Company would generate $9,955,186 (warrants - $7,240,280; options -$2,714,906).

At present, management believes that it has sufficient financial resources to complete planned expenditures to late-2005.

The Company does not anticipate the payment of dividends in the foreseeable future.

Related Party Transactions

Amounts paid to related parties were in the normal course of operations and were valued at fair market value as determined by management.

An officer of the Company owed the Company $16,702 as at June 30, 2005 (2004 - $19,702) that relates to statutory salary deductions remitted on behalf of the officer in a previous fiscal year. The amount is repayable at $250 per month.

An officer was owed $465 as at June 30, 2005 for expense reimbursements.

Mineral Properties

Monterde Project

The Monterde Property is the Company’s principal asset, located in the Sierra Madre Mountains of southwestern Chihuahua State, approximately 75 kilometres northwest of Glamis Gold Ltd.’s El Sauzal Project and approximately 50 kilometres southeast of the past-producing Ocampo Mining District.  It is located in the Guazapares Municipality, approximately 260 road kilometres southwest of Chihuahua, Mexico. The Property is held through Kimber’s 100% owned Mexican subsidiary, Minera Monterde, S. de R.L. de C.V.

Mr. Alan Hitchborn, B. Sc., Vice President, Development manages the field program on the Monterde Project.  Mr. J.B. Richards, P. Eng., Vice-President, Engineering, is the designated internal Qualified Person for the Project, responsible for quality control and verifying all data.

Kimber has been actively drilling on the Property throughout the year and has expanded from one reverse circulation rig (RC) at the beginning of July 2004 to three drills; a core drill and two RC drills. The Company drills for twenty-day periods followed by ten-day breaks. This pattern allows geologists and engineers essential time to review and interpret incoming assay data that reveal the direction of mineralized structures for targeting future step-out holes. By avoiding “blind” holes success rates have been high using this approach on the Property.

To date there have been 351 reverse-circulation holes drilled on the Property totaling 62,276 metres: 293 holes on the Carmen deposit and related Dome Fault; 24 holes on La Veta Minitas structure; 2 on the De Nada zone, 5 on the El Orito structure and 28 holes drilled on the recently discovered Carotare area. Results of individual holes drilled into the Carmen deposit, Carotare and the Veta Minitas structure can be found on the Company’s website www.kimberresources.com or on Sedar at www.sedar.com.

In January 2005, the Company expanded its property holdings by staking concessions adjacent to the Monterde Property. Ground measuring 37 kilometres in length was staked around and to the southeast of the Monterde Property to cover extensions of mineralized structures. With some of the mineralized structures and exploration targets on the Monterde Property trending towards the boundary of the claims, the Company decided to stake surrounding ground.  The land under Kimber’s 100% control in the Monterde District is now approximately 28,000 hectares.

Development of Carmen and Resource “Estimate L”

On September 6, 2005 the Company announced Estimate “L”, a polygonal estimate using all (273) reverse circulation holes drilled on the Carmen for which results were available by August 18, 2005. The estimate was prepared by the Company’s geological and engineering staff under the supervision of External Qualified Person, Mr. A.A. Burgoyne, P.Eng of Burgoyne Geological Inc.

The table below shows the Measured & Indicated resource categories in the Carmen deposit, now approaching one million gold-equivalent ounces, a significant increase in these all-important categories.

Carmen Deposit Estimate "L"
	Tonnes	Gold (g/t)	Silver (g/t)	Gold Eq.* (g/t)	Gold, ounces	Silver, ounces	Gold Eq.* ounces
Measured	15,353,000	0.87	60	1.58	431,000	29,813,000	781,000
Indicated	4,140,000	0.86	46	1.40	114,000	6,154,000	187,000
Measured & Indicated	19,493,000	0.87	57	1.54	545,000	35,967,000	968,000
Inferred	7,393,000	1.00	39	1.46	238,000	9,374,000	346,503

Veta Minitas resource estimate of November 2004
Measured & Indicated	900,000	0.71	91	1.78	20,000	2,600,000	50,200
Inferred	400,000	0.37	99	1.53	4,500	840,000	14,400

* Gold-equivalent assumes equivalence of 85 units of silver to one unit of gold.

Boundaries to the mineralized body, incorporating the revised understanding of controls to mineralization, were drawn by hand on each of 25 vertical sections 25 metres apart. Polygons were then drawn to outline cut-off grades at 0.3 g/t gold and 35 g/t silver.

Veta Minitas

The resource estimate on the partially-drilled Veta Minitas structure is unchanged but is included to show all resource estimates on the Monterde Property to date.

Increase in Measured & Indicated

Since Estimate "K" in September 2004, a further 211,500 gold-equivalent ounces in the Measured & Indicated categories have been added, an increase of 63%, some of it from upgrading of Inferred resources, some of it from new zones. The percentage of the total gold-equivalent resource (Measured + Indicated + Inferred) belonging to the first two categories increased from 62 % to 74% (a 9 % increase for gold and a 15 % increase for silver).

Gold Equivalent Values

At approximately 45 million ounces of silver (35,921,000 Measured & Indicated, 9,366,000 Inferred) silver remains a very important component of the deposit. The Company is using a conversion factor (currently 85 ounces of silver for one ounce of gold) for calculating gold-equivalent values, which reflects both prices and the expected recoveries of gold and silver. The conversion factor will be revised as prices change and as more is known about recoveries. An alternative and commonly used approach is to use only the relative prices of gold and silver in calculating gold equivalent grades and quantities. That approach, if applied, would lead to Measured & Indicated gold-equivalent resource ounces of 1,097,000 and 382,000 of Inferred.

Grades

Gold grades are 7% lower than in Estimate "K", principally because a lower gold cut-off was used (0.3 g/t instead of 0.5 g/t), together with 35g/t silver. The lower gold cut-off is thought to be more realistic, given present prices and expected recoveries. Silver grades are lower by 31%, because much of the recent drilling has been beyond the silver-rich portion of the deposit.

Bulk Density

The reverse circulation holes drilled since Estimate "K" were accompanied by core holes drilled for geotechnical, metallurgical, and bulk-density measurements. The results of 90 bulk density measurements average 2.30 tonnes per cubic metre ("t/m3"), in contrast to the 2.65 t/m3 assumed on the basis of information then available for previous estimates. Estimate "L" incorporates the tonnage reduction, which follows from the lower bulk density.

Cost of Resource Ounces

The current cost of resource ounces to date (using all property-related costs, including purchase payments applied to all resource categories, including Inferred) is less than US$7.50 per gold-equivalent ounce.

Next Estimate

The next estimate will apply block model methods to the same geologic interpretation and the same boundaries.

Metallurgical Testing

Metallurgical testing to determine silver and gold recovery rates is ongoing. The most recent cyanide leach tests completed on 93 samples of drill core from the Carmen and related splays gave average recoveries of 90% for gold and 41% for silver. Silver has a particularly wide range (9% to 98%). Petrographic studies to determine the reasons for the variation and other leach tests are in progress.

Potential of the Monterde Property (28,000 hectares)

Although a substantial increase in the value of the Carmen deposit may follow from further enlargement and from upgrading resources to reserves (expected from the pre-feasibility study), the greatest potential for the Monterde property lies in the exploration targets, two of which (the Carotare and El Orito Norte) have already been identified.

Drilling on the Carmen deposit continues to be directed at locating additional resources and converting those in the Inferred category to Measured & Indicated.

Drilling to date has been confined to less than 50 hectares of the 28,000 hectare property. Field exploration (ie mapping and soil sampling) continues to identify other targets.

Objectives

In January 2005, after two and a half years of advancing the Carmen Deposit towards feasibility, the Company expanded its focus to include exploration of areas outside the Carmen. Now, with two excellent exploration targets, Carotare (28 holes) and El Orito Norte (expected to commence drilling in October 2005), Kimber's objectives include a significant increase of gold-equivalent resource ounces. There is, of course, no guarantee that any such objective can be achieved, but management believes there is significant potential for additional resources in the currently identified discovery areas of the Monterde Property.

Profile

With the Carmen approaching pre-feasibility and additional exploration targets to be tested, Kimber is now of interest to more institutional investors. We are therefore seeking a higher profile not only in Canada but also in the U.S. To this end we have made application for a listing on the American Stock Exchange (AMEX) in New York. A listing in the U.S. will make it easier for U.S. investors to trade in Kimber shares and broaden the shareholder base in a much larger market.

Monterde Property Payments

To complete the purchase of the Monterde property, Kimber is required to make payments to property vendors totalling US$ 548,000 prior to August 14, 2006.

Safety

On August 14, 2005 a drill company employee was injured when a hose from a high pressure booster attached to an RC drill rig burst and struck him.  He was sent to hospital with non-life threatening injuries.  The drill rig was shut down for 2 days until the drill company sent a safety engineer to the site to check and clear the equipment for work.  This is the first serious injury at the site.  Kimber continues to encourage a safe work environment and has performed an independent safety audit of the camp and on-site operating conditions. Regular safety meetings are held and protective equipment is mandatory.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements or transactions and none are contemplated.

Financial and Other Instruments

The Company’s financial instruments consist of cash, amounts receivable, amount due from related parties, prepaid expenses, investments, accounts payable and accrued liabilities and amounts due to related parties. The balances in these accounts are in Canadian dollars and are recorded at their fair value. Property payment commitments are due in United States dollars so there is a risk of increased costs on these payments as a result of fluctuations in foreign exchange rates.

Legal Proceedings

The Company and its subsidiary are not parties to any legal proceedings and have no contingent liabilities.

Changes in Accounting Policy

There were no changes to accounting policies adopted in the fiscal year ended June 30, 2005.

Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that material information is made known to the President and Chief Financial Officer and other officers and have concluded that its disclosure controls and procedures are effective.

Outstanding Share Data

The Company has one class of shares and there were 33,732,828 shares issued as at June 30, 2005. As at September 19, 2005 the Company had 37,066,160 shares issued and 45,000,988 outstanding on a fully diluted basis.

The Company has a stock option plan and at September 19, 2005 there were 3,912,450 options outstanding including 120,450 options issued to the agent of the private placement closed September 9, 2004. Of the 3,792,000 options granted to employees, directors and consultants 2,526,650 have vested.

The Company has 4,022,378 warrants outstanding as at September 19, 2005 all exercisable at $1.80.

Risk and Uncertainties

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, which statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements.

The Company is a mineral development and exploration company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this report and in the notes to financial statements.

The Company’s financial success is subject to general market conditions, which affect mining and exploration companies.  The value of the Company’s mineral resources and future operating profit and loss may be affected by fluctuations in precious metal prices, over which the Company has no control, although it may choose to hedge some of its future production.  The cost of exploration and future capital and operating costs are affected by foreign exchange rates for the Canadian dollar, United States dollar and Mexican nuevo peso.  The Company can mitigate the effects of these rate fluctuations, to some extent, through forward purchases.  Because of its limited operating record and history of losses, it may not be able to hedge future risk to the extent it feels is warranted.  The Company also competes with other mining companies, which are larger and have more economic resources to acquire prospective exploration properties or producing mines.

The Company also faces certain risks and uncertainties specific to its circumstances.  The Company’s ability to obtain financing to explore for mineral deposits and to continue and complete the development of those properties it has classified as assets is not assured; nor is there assurance that the expenditure of funds will result in the discovery of an economic mineral deposit.  The Company has not completed a feasibility study on any of its deposits to determine if it hosts a mineral resource that can be economically developed and profitably mined. While the Company has used its best efforts to secure title to all its properties and secured access to surface rights, these titles or rights may be disputed.

Additional Information

On July 21, 2005 the Company filed a final 20-F Registration Statement with the United States Securities and Exchange Commission (SEC) which was subsequently cleared with no further comments. The 20-F Registration Statement can be found on the SEC website www.sec.gov under “Filings and Forms (EDGAR)” or on SEDAR.

ITEM 18. FINANCIAL STATEMENTS

Not Applicable

ITEM 19. EXHIBITS

The exhibits included in this Form 20-F are in the following order:

1.

Articles of Incorporation and Bylaws

(a)

Certificate of Incorporation of Kimber Resources Ltd. dated March 31, 1995;

(b)

Transition Application dated June 2, 2004

(c)

Notice of Alternation dated June 3, 2004

(d)

Articles approved by shareholders on May 28, 2004

3.

Voting Trust Agreements

Not Applicable

4.

Material Contracts

Except for contracts made in the ordinary course of the Company's business, the following are the material contracts to be performed in whole or in part on or after the date of filing this Form 20-F or entered into by Kimber or Minera Monterde within two years before the date of this Form 20-F:

a.

Sale and Purchase of Mining Concessions Agreement dated June 20, 2003, between Miguel Orozco Franco and his spouse Griselda Palma Heredia, Jose Gildardo Estrada Ramirez and his spouse Olivia Moreno Urista, Barney Green Lee Portillo and his spouse Susana Alicia Trejo Rubio as the “Vendor” and Minera Monterde as the “Purchaser” in respect to the Group 1 Concessions;*

b.

Sale and Purchase of Mining Concessions Agreement dated June 20, 2003 between Carlos Humberto Munoz Caballero, represented by Vicente Arturo Caballero Olivas, Jose Gildardo Estrada Ramirez and his spouse Olivia Moreno Urista as “Vendors” and Minera Monterde as the “Purchaser”, in respect to the Group 2 Concessions;*

c.

Sale and Purchase of Mining Concession Agreement dated June 22, 2004 between Vicente Arturo Caballero Olivas and his spouse Susana Otilia Quevedo Almazan, Maria Estela Caballero de Swanson, Gloria Caballero de Munoz, Joseph Vicente Vere Caballero, Olivas, Sylvia Margarita Vere Caballero de Ramos, also known as Sylvia Margarita Ramos, all represented by Vicente Arturo Caballero Olivas, as “Vendors” and Minera Monterde as the “Purchaser”, in respect to the Group 3 Concessions;*

d.

Sale and Purchase of Mining Concessions Agreement dated June 20, 2003 between Francisca Giron Duarte, the beneficiary of the estate of Ismael Quezada Campos and Minera Monterde as the “Purchaser”, in respect to the Group 4 Concessions;*

e.

Carried Interest Agreement dated February 18, 2000 among Kimber, Thorne International Ltd. and Minera Ayutla S. A. de C. V.;*

f.

Sale and Purchase of Mining Concessions Agreement dated September 8, 2003 between Cia Mineral el Coronel, S. A. de C. V. as “Vendor” and Minera Monterde as the “Purchaser” in respect to the El Coronel Concessions;*

g.

Temporary Occupation of Ejido Land Agreement dated July 13, 2004 between the Ejido Monterde, represented by the members of its board of directors, Blas Quezada Ozuna, Ramon Balois Munoz, Miguel Palacios Trias, and Manuel Quezada Ponce and Minera Monterde;*

h.

Management Agreement dated as of the 15th day of March 2002, between Kimber and Robert V. Longe, subsequently amended as to a salary by verbal agreement;*

i.

Management Agreement dated as of the 15th day of March 2002, between Kimber and Michael E. Hoole, subsequently amended as to a salary and employment status rather than independent consultant status by verbal agreement; *

j.

Management Agreement dated as of the 15th day of March 2002, between Kimber and Alan D. Hitchborn;*

k.

Intentionally left blank

l.

Transfer Agent, Registrar and Dividend Disbursing Agent Agreement dated as of the 29th day of April 2002 between Kimber and Computershare Trust Company of Canada;*

m.

Stock Option Plan dated for reference March 28, 2002, as amended by Shareholder resolutions passed December 10, 2003;*

n.

Stock Option Agreements between Kimber and various directors, consultants, employees and officers of and to Kimber. Samples of the various standard form option agreements are attached.

The following is a list of optionees and details of their option agreements as at December 15, 2005:*

Optionee	Date of Grant	Number of Options	Exercise Price	Expiry Date
Carlos Bell	Aug 3/03	30,000	$0.73	Aug 13/08
Carlos Bell	Oct 6/04	10,000	$2.14	Oct 6/09
Carlos Bell	Sep 19/05	10,00	$1.65	Sep 19/10
Dennis Bergen	Jan 16/04	25,000	$2.05	Jan 16/09
Dennis Bergen	Oct 6/04	5,000	$2.14	Oct 6/09
Dennis Bergen	Dec 7/05	50,000	$1.50	Dec 7/10
Roger Connors	Aug 13/03	30,000	$0.73	Aug 13/08
Roger Connors	May 28/04	10,000	$1.77	May 28/09
Roger Connors	Oct 6/04	75,000	$2.14	Oct 6/09
Roger Connors	Sep 19/05	45,000	$1.65	Sep 19/10
Damir Cucor	Oct 6/04	20,000	$2.14	Oct 6/09
Damir Cucor	Sep 19/05	20,000	$1.65	Sep 19/10
Peter de Visser	Jan 16/04	50,000	$2.05	Jan 16/09
Peter de Visser	Oct 6/04	10,000	$2.14	Oct 6/09
Peter de Visser	Sep 19/05	7,000	$1.65	Sep 19/10
Clifford Grandison	Apr 3/02	64,000	$0.45	Jun 6/07
Clifford Grandison	Jan 16/04	50,000	$2.05	Jan 16/09
Clifford Grandison	Oct 6/04	30,000	$2.14	Oct 6/09
Clifford Grandison	Sep 19/05	30,000	$1.65	Sep 19/10
Alan Hitchborn	May 30/02	350,000	$0.45	Jul 12/07
Alan Hitchborn	Aug 13/03	325,000	$0.73	Aug 13/08
Alan Hitchborn	Oct 6/04	90,000	$2.14	Oct 6/09
Alan Hitchborn	Sep 19/05	50,000	$1.65	Sep 19/10
Denise Hitchborn	Feb 27/03	30,000	$0.46	Feb 27/08
Denise Hitchborn	Aug 13/03	4,000	$0.73	Aug 13/08
Denise Hitchborn	Oct 6/04	7,000	$2.14	Oct 6/09
Denise Hitchborn	Sep 19/05	3,000	$1.65	Sep 19/10
Elisa Hoole	Feb 27/03	30,000	$0.46	Feb 27/08
Elisa Hoole	Aug 13/03	5,000	$0.73	Aug 13/08
Elisa Hoole	Oct 6/04	15,000	$2.14	Oct 6/09
Elisa Hoole	Sep 19/05	7,000	$1.65	Sep 19/10
Michael E. Hoole	Apr 3/02	80,000	$0.45	Jun 6/07
Michael E. Hoole	May 30/02	200,000	$0.45	Jul 12/07
Michael E. Hoole	Aug 13/03	100,000	$0.73	Aug 13/08
Michael E. Hoole	Oct 6/04	100,000	$2.14	Oct 6/09
Michael E. Hoole	Sep 19/05	50,000	$1.65	Sep 19/10
J. John Kalmet	Aug 13/03	75,000	$0.73	Aug 13/08
J. John Kalmet	Oct 6/04	30,000	$2.14	Oct 6/09
Darren Klinck	Apr 18/05	40,000	$1.70	Apr 18/10
Darren Klinck	Sep 19/05	40,000	$1.65	Sep 19/10
Laura Leal	Oct 6/04	20,000	$2.14	Oct 6/09
Laura Leal	Sep 19/05	5,000	$1.65	Sep 19/10
Robert V. Longe	Apr 3/02	80,000	$0.45	Jun 6/07
Robert V. Longe	May 30/02	200,000	$0.45	Jul 12/07
Robert V. Longe	Aug 13/03	100,000	$0.73	Aug 13/08
Robert V. Longe	Oct 6/04	110,000	$2.14	Oct 6/09
Robert V. Longe	Sep 19/05	50,000	$1.65	Sep 19/10
Luard Manning	Apr 3/02	80,000	$0.45	Jun 6/07
Luard Manning	May 30/02	50,000	$0.45	Jul 12/07
Luard Manning	Aug 13/03	50,000	$0.73	Aug 13/08
Luard Manning	Oct 6/04	30,000	$2.14	Oct 6/09
Luard Manning	Sep 19/05	30,000	$1.65	Sep 19/10
Rene Navarette	Oct 6/04	20,000	$2.14	Oct 6/09
Rene Navarette	Sep 19/05	5,000	$1.65	Sep 19/10
James Puplava	May 28/04	50,000	$1.77	May 28/09
James Puplava	Oct 6/04	130,000	$2.14	Oct 6/09
James Puplava	Sep 19/05	30,000	$1.65	Sep 19/10
J. Byron Richards	Apr 3/02	80,000	$0.45	Jun 6/07
J. Byron Richards	May 30/02	25,000	$0.45	Jul 12/07
J. Byron Richards	Nov 2/02	25,000	$0.45	Oct 29/07
J. Byron Richards	Aug 13/03	100,000	$0.73	Aug 13/08
J. Byron Richards	Oct 6/04	90,000	$2.14	Oct 6/09
J. Byron Richards	Sep 19/05	50,000	$1.65	Sep 19/10
Kyanoosh Rouhi	Oct 6/04	10,000	$2.14	Oct 6/09
Kyanoosh Rouhi	Sep 19/05	15,000	$1.65	Sep 19/10
Abraham Urias	Jan 16/04	50,000	$2.05	Jan 16/09
Abraham Urias	Oct 6/04	75,000	$2.14	Oct 6/09
Abraham Urias	Sep 19/05	30,000	$1.65	Sep 19/10

o.

Change of Control Agreements dated January 13, 2004, between Kimber and each of Robert V. Longe, Michael E. Hoole, Alan D. Hitchborn and J. Byron Richards. A sample of the agreement is attached;*

p.

Listing Agreement dated June 11, 2004 between the Toronto Stock Exchange, the “TSX”, and Kimber;*

q.

Agency Agreement – Unit Private Placement dated March 26, 2003 between Kimber and Canaccord and Amendment Agreement dated May 8, 2003 between the same parties;*

r.

Various Private Placement Subscription Agreements in connection with the brokered private placement of a total of 1,765,000 Units of Kimber consisting of one (1) share and one-half (1/2) warrant which closed on May 14, 2003. An unsigned copy of the form of the Private Placement Subscription Agreements is attached;*

s.

Agency Agreement – Unit Private Placement dated November 20, 2003 between Kimber and Canaccord;*

t.

Various Private Placement Subscription Agreements in connection with the brokered private placement of a total of 1,000,000 Units of Kimber consisting of one (1) share and one-half (1/2) warrant which closed on December 16, 2003. An unsigned copy of the form of the Private Placement Subscription Agreements is attached;*

u.

Various Private Placement Subscription Agreements in connection with the non-brokered private placement of a total of 1,000,000 Units of Kimber consisting of one (1) share and one-half (1/2) warrant which closed on December 16, 2003. A signed copy of the form of the Private Placement Subscription Agreements is attached as an example;*

v.

Sale and Purchase of Mining Concessions Agreement dated May 18, 2004 between Lilia Olivia Moreno, also known as Lilia Oliva Moreno Urista and her spouse Gildardo Estrada Ramirez as “Vendor” and Minera Monterde as the “Purchaser”, in respect to certain staked concessions being part of the Monterde Property*

w.

Agency Agreement – Unit Private Placement dated September 9, 2004 of 1,270,000 units priced at $1.55 between Kimber and Haywood;*

x.

Various Private Placement Subscription Agreements in connection with the brokered private placement of a total of 1,270,000 Units of Kimber consisting of one (1) share and one-half (1/2) warrant which closed on September 9, 2004. A copy of the two forms (one US and one non-US) of the Private Placement Subscription Agreements are attached as an example;*

y.

Various Private Placement Subscription Agreements in connection with the non-brokered private placement of a total of 3,290,324 Units of Kimber consisting of one (1) share and one-half (1/2) warrant which closed on February 22, 2005. A copy of the form of the Private Placement Subscription Agreements is attached as an example;*

z.

Various Private Placement Subscription Agreements in connection with the non-brokered private placement of a total of 3,333,332 Units of Kimber consisting of one (1) share and one-half (1/2) warrant which closed on August 21, 2005. A copy of the form of the Private Placement Subscription Agreements is attached as an example;

*Incorporated by reference to Form 20-F filed on September 28, 2004.

10.

Additional Exhibits

Not Applicable

SIGNATURE PAGE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, Kimber Resources Inc. certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 16, 2005

On Behalf of KIMBER RESOURCES INC.,

“R. V. Longe”

R. V. Longe

President, Chief Executive Officer and Director

“M. E. Hoole”

M. E. Hoole

Vice-President, Corporate Secretary and Director