Form 20-F
period 2006-06-30
Kimber Resources Inc.
filed 2006-09-29
CIK 1294662

UNITEDSTATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[   ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[✓]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2006

OR

[   ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ]

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from ___________________________ to ___________________________

Commission file number 050963

KIMBER RESOURCES INC.

______________________________________________________________________________________

(Exact name of Registrant as specified in its charter)

______________________________________________________________________________________

(Translation of Registrant’s name into English)

British Columbia, Canada

______________________________________________________________________________________

(Jurisdiction of incorporation or organization)

Suite 215 – 800 West Pender Street, Vancouver, British Columbia, Canada, V6C 2V6

______________________________________________________________________________________

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares, without par value	American Stock Exchange
_________________________________	_________________________________

_________________________________	_________________________________

Securities registered or to be registered pursuant to Section 12(g) of the Act.

______________________________________________________________________________________

(Title of Class)

______________________________________________________________________________________

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

______________________________________________________________________________________

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the  period covered by the annual report.

As at June 30, 2006, 47,114,922 Common Shares without par value were issued and outstanding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

                     [  ] Yes    [✓]  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     [  ] Yes    [✓]  No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.                                       [✓]  Yes    [  ]   No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer

Accelerated filer

Non-accelerated filer  [✓]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).                      [  ] Yes    [✓]  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

[  ]  Yes

[  ]   No

TABLE OF CONTENTS

GLOSSARY

5

FORWARD LOOKING STATEMENTS

12

PART I

13

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

13

A.

Directors and Senior Management

13

B.

Advisers

13

C.

Auditors

13

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

13

A.

Offer Statistics

13

B.

Method and Expected Timetable

13

ITEM 3 - KEY INFORMATION

13

A.

Selected Financial Data

13

B.

Capitalization and Indebtedness

16

C.

Reasons for the Offer and Use of Proceeds

16

D.

Risk Factors

16

ITEM 4 - INFORMATION ON THE COMPANY

25

A.

History and Development of Kimber Resources Inc.

25

B.

Business Overview

26

C.

Organizational Structure

29

D.

Property, Plants and Equipment

29

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

51

A.

Operating Results

51

B.

Liquidity and Capital Resources

55

C.

Research and Development, Patents and Licenses, Etc.

56

D.

Trend Information

56

E.

Off-Balance Sheet Arrangements

56

F.

Tabular Disclosure of Contractual Obligations

57

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

57

A.

Directors and Senior Management

57

B.

Compensation

61

C.

Board Practices.

63

D.

Employees

64

E.

Share Ownership

64

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

69

A.

Major Shareholders

69

B.

Related Party Transactions

69

C.

Interests of Experts and Counsel.

70

ITEM 8 - FINANCIAL INFORMATION

71

A.

Consolidated Statements and Other Financial Information

71

B.

Significant Changes

71

ITEM 9 - THE OFFERING AND LISTING

71

A.

Offer and Listing Details

71

B.

Plan of Distribution

72

C.

Markets.

73

D.

Selling Shareholders

73

E.

Dilution

73

F.

Expenses of the Issue

73

ITEM 10 - ADDITIONAL INFORMATION

73

A.

Share Capital

73

B.

Notice of Articles and Articles

73

C.

Material Contracts.

78

D.

Exchange Controls

78

E.

Taxation

78

F.

Dividends and Paying Agents

87

G.

Statement by Experts.

87

H.

Documents on Display

87

I.

Subsidiary Information

87

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET

RISK

87

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

88

A.

Debt Securities

88

B.

Warrants and Rights

88

C.

Other Securities.

88

D.

American Depository Shares

88

PART II

88

ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

88

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

AND USE OF PROCEEDS

88

ITEM 15 - CONTROLS AND PROCEDURES

88

ITEM 16 - RESERVED

88

ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERT

88

ITEM 16B - CODE OF ETHICS

89

ITEM 16C - PRINCIPAL ACCOUNTANT FEES AND SERVICES

89

ITEM 16D - EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT

COMMITTEES

90

ITEM 16E - PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED

PURCHASERS

90

PART III

90

ITEM 17 - FINANCIAL STATEMENTS

90

ITEM 18 - FINANCIAL STATEMENTS

90

ITEM 19 - EXHIBITS

90

GLOSSARY OF TERMS

Glossary of Non-Geological Terms

Certain terms and abbreviations used in this Annual Report are defined below:

“AMEX” means the American Stock Exchange

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

“Golden Treasure” means Golden Treasure Explorations Inc.;

“Group 1 Concessions” means the mineral concessions forming part of the Monterde Property, located in the Monterde Mining District, State of Chihuahua, Mexico, listed under the heading “Group 1 Concessions” in Table 1 of this Annual Report;

“Group 2 Concessions” means the mineral concessions forming part of the Monterde Property, located in the Monterde Mining District, State of Chihuahua, Mexico, listed under the heading “Group 2 Concessions” in Table 1 of this Annual Report;

“Group 3 Concessions” means the mineral concession forming part of the Monterde Property, located in the Monterde Mining District, State of Chihuahua, Mexico, listed under the heading “Group 3 Concessions” in Table 1 of this Annual Report;

“Group 4 Concessions” means the mineral concession forming part of the Monterde Property, located in the Monterde Mining District, State of Chihuahua, Mexico, listed under the heading “Group 4 Concessions” in Table 1 of this Annual Report;

“IPO” means the Initial Public Offering of Kimber Resources Inc., closed July 12, 2002;

“July 12 Warrants” means the transferable share purchase warrants of Kimber issued July 12, 2002.  Each Warrant entitled the holder thereof to purchase one Common Share at a price of $0.45 until July 12, 2003 and thereafter at a price of $0.55 until January 12, 2004;

“Kimber” or the “Company” means Kimber Resources Inc., its wholly owned subsidiary Minera Monterde, S. de R.L. de C.V and its inactive, wholly owned subsidiaries Kimber Resources de Mexico S.A de C.V and Minera Pericones, S.A. de C.V. collectively;

“Kimber Resources de Mexico” means Kimber Resources de Mexico S.A. de C.V. the wholly owned, inactive subsidiary of Kimber Resources Inc.;

“MineQuest” means MineQuest Exploration Associates Ltd.;

“Minera Monterde” means Minera Monterde, S. de R.L. de C.V., the wholly owned subsidiary, and the holder of Mexican mineral properties, of Kimber Resources Inc.;

“Minera Pericones” means Minera Pericones, S.A. de C.V. the wholly owned, inactive subsidiary of Kimber Resources Inc.;

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

“TSX” means the Toronto Stock Exchange

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

“Inferred Mineral Resource” (1) is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes;

“intrusive” is an igneous rock that has solidified below the Earth's surface;

“latitic tuffs” are pale colored fragmental volcanic rocks with almost equal proportions of plagioclase and potassium feldspar and a porphyritic texture;

“leaching”  means the separation, selective removal or dissolving-out of soluble constituents from a rock or ore body by the natural actions of percolating water or applied solutions;

“lithologies” are groupings of rocks displaying similar physical characteristics including colour, mineral composition and grain size;

“magma” is molten rock located below the Earth's surface. When a volcano erupts or a deep crack occurs in the Earth, the magma rises and overflows. When it flows out of the volcano or crack, usually mixed with steam and gas, it is called lava;

“Measured Mineral Resource” (1) is that part of Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity;

“Mineral Resource” (1) is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource”, “Inferred Mineral Resource” used in this Annual Report are Canadian mining terms as defined in accordance with NI 43-101 under the guidelines set out in the CIM Standards;

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

“Reserve” (2) (Mineral Reserve) is that portion of the Proven and Probable Reserves which may be mined and sold at a profit, taking in account all mining and licensing parameters;

“Resource” (1) (Mineral Resource) is a concentration or occurrence of material of intrinsically economic interest in or on the Earth's crust in such forms or quantities that there are reasonable prospects for eventual economic extraction.  The location, quantity, grade, geological characteristics, and continuity are known, estimated, or interpreted from specific geological evidence and knowledge.  Resources are subdivided, in order of increasing geological confidence, into Inferred, Indicated, and Measured categories;

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

The definition for “Proven Mineral Reserves” under CIM Standards differs from the standards in the United States, where Proven or Measured Reserves are defined as Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; (b) grade and/or quality are computed from the results of detailed sampling and (c) the sites for inspection, sampling and measurement are spaced so closely and the geographic character is so well defined that size, shape, depth and mineral content of Reserves are well established.

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

Under Canadian Generally Accepted Accounting Principles (in Canadian dollars):

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	June 30,	June 30,	June 30,	June 30,	June 30,
	2006	2005	2004	2003	2002 (1)
	$	$	$	$	$

Current Assets	16,907,238	4,796,055	3,865,185	1,424,566	144,807
Equipment	603,347	436,736	442,408	75,943	4,434
Investment	-	103,596	103,596	103,596	103,596
Deferred IPO Costs	-	-	-	-	127,755
Unproven mineral right interests	21,749,820	11,601,330	5,382,011	1,727,596	274,673
Total Assets	39,260,405	16,937,717	9,793,200	3,331,701	655,265
Current Liabilities	1,422,519	900,734	644,069	55,132	399,838
Total Liabilities	1,422,519	900,734	644,069	55,132	399,838
Net Assets (Liabilities)	37,837,886	16,036,983	9,149,131	3,276,569	255,427
Share Capital	42,766,942	19,033,066	11,126,010	4,299,265	764,496
Contributed surplus	1,796,853	1,366,406	559,628	-	-
Obligation to Issue Shares	-	-	-	-	-
Revenues	-	-	-	-	-
Deficit	(6,725,909)	(4,362,489)	(2,536,507)	(1,022,696)	(509,069)
Net Loss for the Period	(2,363,420)	(1,825,982)	(1,513,811)	(513,627)	(125,308)
Basic and Diluted Loss per Share	(0.06)	(0.06)	(0.07)	(0.04)	(0.03)
Weighted Average Number of
Common Shares Outstanding	40,026,359	30,612,668	21,977,441	13,381,406	3,747,610

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

Under U.S. Generally Accepted Accounting Principles (in Canadian dollars):

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	June 30,	June 30,	June 30,	June 30,	June 30,
	2006	2005	2004	2003	2002(1)
	Audited	Audited	Audited	Audited	Audited
	$	$	$	$	$

Current Assets	16,907,238	4,796,055	3,865,185	1,424,566	144,807
Equipment	603,347	436,736	442,408	75,943	4,434
Investment	-	103,596	103,596	103,596	103,596
Deferred IPO Costs	-	-	-	-	127,755
Total Assets	17,510,585	5,336,387	4,411,189	1,604,105	380,592
Current Liabilities	1,422,519	900,734	644,069	55,132	399,838
Total Liabilities	1,422,519	900,734	644,069	55,132	399,838
Net Assets (Liabilities)	16,088,066	4,435,653	3,767,120	1,548,973	(19,246)
Share Capital	42,766,942	19,033,066	11,126,010	4,299,265	764,496
Contributed surplus	1,796,853	1,366,406	-	-	-
Obligation to Issue Shares	-	-	-	-	-
Deficit	(28,475,729)	(15,963,819)	(7,918,518)	(2,750,292)	(783,742)
Revenues	-	-	-	-	-
Net Loss for the Period	(12,511,910)	(8,059,794)	(5,168,226)	(1,966,550)	(280,581)
Basic and Diluted Loss per Share	(0.31)	(0.26)	(0.24)	(0.18)	(0.07)
Weighted Average Number of Common Shares Outstanding	40,026,359	30,612,668	21,977,441	10,708,817	3,747,610

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

Period End and Average - $C vs. $US

	June 30,	June 30,	June 30,	June 30,	June 30,
	2006	2005	2004	2003	2002

Period End	0.8931	0.8142	0.7440	0.7378	0.6585
Average	0.8600	0.80118	0.7453	0.6622	0.6374

Monthly High and Low - $C vs. $US

	June	May	April	March	February	January
	2006	2006	2006	2006	2006	2006

High for Month	0.9148	0.9111	0.8957	0.8850	0.8788	0.8746
Low for Month	0.8857	0.8868	0.8493	0.8512	0.8610	0.8475

As of June 30, 2006, the exchange rate to convert one Canadian dollar into the U.S. dollar was 0.8931.

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

The Company has not completed an MIA, nor has it received the necessary permits for water or explosives to conduct mining operations.

The Company’s current principle property is located in Mexico.

The department responsible for environmental protection in Mexico is SEMARNAT, which is similar to the U.S. Environmental Protection Agency and Canada’s Environmental Assessment Agency,  has broad authority to shut down and/or levy fines against facilities that do not comply with environmental regulations or standards.

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

Kimber has incurred net losses every year since inception on March 31, 1995 and as of June 30, 2006, had an accumulated deficit of $6,725,909.  Kimber incurred a net loss of $2,363,420 for the year ended June 30, 2006 and $1,825,982 for the year ended June 30, 2005 (2004: $1,513,811; 2003: $513,627; 2002: $125,308).

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

Kimber owns the mining concessions, which constitute its property holdings.  However, the concessions may be subject to prior unregistered agreements or transfers, which may affect the validity of Kimber’s ownership of such concessions. See Table 2 under “Item 4D - Property, Plants and Equipment”.

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

The Property, the Company’s principal project, is located in Mexico.  Mexico has in the past been subject to political instability, changes and uncertainties, which, if they were to arise again, could cause changes to existing governmental regulations affecting mineral exploration and mining activities. The Company’s operations and properties are subject to a variety of governmental regulations including, among others:  regulations promulgated by SEMARNAT, Mexico’s environmental protection agency; the Mexican Mining Law; and the regulations of the Comisión National del Aqua with respect to water rights.  Mexican regulators have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards.  The Company’s mineral exploration and mining activities in Mexico may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase the costs related to the Company activities or maintaining its properties.

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

Operations could also be affected to varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety, to the extent that such regulations may be imposed.  Mexico’s status as a developing country may make it more difficult for the Company to obtain any required financing for its projects.

Conflicts of interest may arise among Kimber’s board members which may cause Kimber to enter into transactions on terms which place Kimber in a worse position than if no such conflicts existed.

Certain of Kimber's directors are also directors, officers or shareholders of other companies that are engaged in the business of acquiring, developing and exploring mineral resource properties.  Such associations may give rise to conflicts of interest from time to time.  Such conflicts pose the risk that Kimber may miss certain opportunities in the event that another company of which a director is associated may obtain prior knowledge which the director could not share with Kimber because of his fiduciary duty to that other company and Kimber may be in a worse position than if no conflict existed. Further, in the event of a conflict of interest, contracts may not be negotiated at arms length where negotiations take place with a company where a Kimber director is serving as a director of the other company.  The directors and officers of Kimber are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and Kimber will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its directors or officers. The existence of a conflict of interest, even when disclosed and the appropriate action is taken, could place Kimber at a disadvantage.

Kimber depends on key personnel for critical management decisions and industry contacts but does not maintain key person insurance.

Kimber is dependent on a relatively small number of key personnel, the loss of any of whom could have an adverse effect on the operations of Kimber.  The names of its key personnel are Robert V. Longe, Michael E. Hoole, J. Byron Richards, Darren E. C. Klinck and Gordon Cummings, all of whom are officers of Kimber.

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

Kimber does not generate any revenues from production and does not have sufficient financial resources to undertake by itself all of its planned exploration programs.  Kimber has limited financial resources and has financed its operations primarily through the sale of Kimber’s securities such as Common Shares.  Kimber will need to continue its reliance on the sale of its securities for future financing, resulting in dilution to existing shareholders.  The amount of additional funds required will depend largely on the success of Kimber’s exploration programs.  Based on current plans, it is expected that Kimber’s cash balance of approximately $13,529,338 as at September 12, 2006 will be sufficient to meet operating requirements until approximately the first quarter of 2007.

The current 2006 exploration program is expected to be ongoing. The budget for the 2007 exploration program has not been approved as of the date of this annual report.

Further exploration programs will depend on Kimber’s ability to obtain additional financing which may not be available under favourable terms, if at all.  If adequate financing is not available, Kimber may not be able to commence or continue with its exploration programs.

Future issuance of Kimber’s Common Shares will result in dilution to the existing shareholders.  Additionally, future sales of Kimber’s Common Shares into the public market may lower the market price, which may result in losses to Kimber’s shareholders.

As of June 30, 2006 Kimber had 47,114,922 Common Shares issued and outstanding.  In addition, 4,969,466 Common Shares were issuable upon exercise of outstanding stock options and share purchase warrants, all of which may be exercised in the future resulting in dilution to Kimber’s shareholders.  Of these amounts, officers and directors of Kimber own, as a group, 7,337,079 Common Shares (15.6%) and stock options to acquire an additional 1,798,700 Common Shares. Kimber’s management presently does not hold any share purchase warrants. Kimber may issue stock options to purchase an additional 767,613 Common Shares remaining under its existing stock option plan.  Most of these Common Shares, including the Common Shares to be issued upon exercise of the outstanding options and warrants, are freely tradable.

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

Potential investors who are U.S. taxpayers should be aware that Kimber may be a passive foreign investment company (“PFIC”) for the current fiscal year, and may also have been a PFIC in prior years and may also be a PFIC in subsequent years.  If Kimber is a PFIC for any year during a U.S. taxpayer’s holding period, then such U.S. taxpayer generally will be required to treat any so-called “excess distribution” received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a valid qualified electing fund (“QEF”) election or a mark-to-market election with respect to the shares of Kimber.  In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer.  A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of Kimber’s net capital gain and ordinary earnings for any year in which Kimber is a PFIC, whether or not Kimber distributes any amounts to its shareholders. A QEF election will only be effective if Kimber provides certain information to the U.S. holders. There can be no assurances Kimber can, or will comply with these requirements.  A U.S. taxpayer who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s tax basis therein. See Item 10 E – Additional Information - Taxation

ITEM 4. INFORMATION ON THE COMPANY

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

Kimber became a reporting issuer in the provinces of British Columbia and Alberta on June 5, 2002 and its Common Shares and July 12 Warrants were listed on the TSX Venture Exchange and commenced trading on July 16, 2002. Kimber voluntarily delisted its shares from the TSX Venture Exchange at the end of trading on June 17, 2004 and its shares were listed and commenced trading on the TSX on June 18, 2004. Kimber is now also a reporting issuer in the Province of Ontario.

The head office and registered and records office of Kimber are located at Suite 215 - 800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6. Telephone: (604) 669-2251.

The fiscal and head office of Minera Monterde, S. de R.L. de C.V. (“Minera Monterde”), a wholly owned subsidiary of Kimber, are located at Camino al Campestre # 4302, Col. Quintas Campestre, CP 31214, Chihuahua, Chihuahua State, Mexico. Telephone: 52 6144 105 403

The fiscal and head office of Kimber Resources de Mexico S.A. de C.V. (“Kimber Resources de Mexico”) and Minera Pericones S.A. de C.V. (“Minera Pericones”), both wholly owned subsidiaries of Kimber, are located at Avenida del Mar No. 1022 Oficina 5, Zona Costera, Mazatlan, Sinaloa, Mexico 82149. Telephone: 669-990-0548

Kimber’s principal capital expenditures since inception relate to its mineral properties in Mexico.  At June 30, 2006, Kimber had a balance of $21,749,820 in unproven mineral right interests costs relating to expenditures on its mineral properties.  During the year ended June 30, 2006, Kimber incurred $10,148,490 in mineral property acquisition and exploration expenditures on the Monterde Property (the “Property”) ($744,440 for acquisition; $9,404,050 on exploration), the El Coronel Concessions ($300,000 for acquisition, $nil on exploration) and the Setago Property ($2,178 for acquisition; $nil on exploration).

At June 30, 2005, Kimber had a balance of $11,601,330 in unproven mineral right interests costs relating to expenditures on its mineral properties.  During the fiscal year ended June 30, 2005, Kimber incurred $6,231,521 in mineral property acquisition and exploration expenditures consisting of the Monterde Property ($525,103 for acquisition; $5,703,058 on exploration) and the El Coronel Concessions ($180,000 for acquisition; $5 on exploration) and the Setago Property ($3,355 for acquisition; $5 on exploration).

At June 30, 2004, Kimber had a balance of $5,382,011 in unproven mineral right interests costs relating to expenditures on its mineral properties.  During the fiscal year ended June 30, 2004, Kimber incurred $3,654,415 in mineral property acquisition and exploration expenditures consisting of the Monterde Property ($362,587 for acquisition; $3,109,768 on exploration), the El Coronel Concessions ($114,400 for acquisition), the Setago Property ($1,219 for acquisition; $54,239 on exploration) and the Oribo Property ($8,726 acquisition; $3,476 on exploration), which was subsequently written off during the year ended June 30, 2005.

At June 30, 2003, Kimber had a balance of $1,727,596 in unproven mineral right interests costs relating to expenditures on its mineral properties.  During the fiscal year ended June 30, 2003, Kimber incurred $1,444,300 in mineral property acquisition and exploration expenditures consisting of the Monterde Property ($207,594 for acquisition; $1,175,305 on exploration) and the El Coronel Concessions ($61,401 for acquisition).

At June 30, 2002, Kimber had a balance of $274,673 in unproven mineral right interests costs relating to expenditures on its mineral properties.  During the fiscal year ended June 30, 2002, Kimber incurred $155,273 in mineral property acquisition and exploration expenditures consisting of the Monterde Property ($99,609 for acquisition; $28,996 on exploration) and the El Coronel Concessions ($26,668 for acquisition).

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

As of June 30, 2006, Kimber had incurred $21,749,820 on the acquisition, exploration of the Property, of which Atna funded $444,628.  During the last five financial years ended June 30, 2006 Kimber has carried out a program of reverse circulation drilling, diamond core drilling, trenching and sampling on the Property.

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

Private Placement No.8 (brokered and non-brokered)

On March 1, 2006 the Company closed brokered and non-brokered private placements of a total of 7,047,500 common shares at a price of $2.00 for gross proceeds of $14,095,000. Puplava Securities Inc. ("PSI") of San Diego, California acted as agent for the brokered private placement and Ms. Leanne Baker, Managing Director of Investor Resources LLC, acted as a consultant in the United States. The Company paid cash commissions of 5.5% on the brokered placements to PSI. Mr. James Puplava, a Director and major shareholder of the Company, and a principal of PSI, did not acquire shares through the placement (see Note 10). The non-brokered private placement was to institutional and accredited investors in Canada and offshore. Blackmont Capital Inc., Canaccord Capital Corp., and PSI received finder's fees of 5.5% of the proceeds raised on certain placements. The total commissions and finder's fees paid on both the brokered and non-brokered placements was $428,725 and of that amount cash commissions and finder’s fees of $234,850 were paid by the Company to PSI.  No warrants were issued to investors or agents in connection with the offering.

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

Minera Monterde is a Mexican mining enterprise that was formed under the laws of Mexico on January 21, 2000 as a limited liability partnership with variable capital stock.  The business office of Minera Monterde is located at Camino al Campestre # 4302, Col. Quintas Campestre, CP 31214, Chihuahua, Chihuahua State, Mexico.

Kimber Resources de Mexico is an inactive Mexican subsidiary that was formed under the laws of Mexico on March 16, 2005 as a limited liability mercantile corporation.  The business office of Kimber Resources de Mexico is located at Avenida del Mar No. 1022 Oficina 5, Zona Costera, Mazatlan, Sinaloa, Mexico 82149. Kimber Resources de Mexico does not carry on any business at present.

Minera Pericones is also an inactive Mexican subsidiary that was formed under the laws of Mexico on December 16, 2005 as a limited liability mercantile corporation.  The business office of Minera Pericones is located at Avenida del Mar No. 1022 Oficina 5, Zona Costera, Mazatlan, Sinaloa, Mexico 82149. Kimber Minera Pericones does not carry on any business at present.

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

The Property

The Property consists of the Monterde Concessions, the El Coronel Concessions and the Staked Concessions and is made up of a total of 34 mineral concessions described in the following Table 1.  See Figure 1 for reference to the Monterde Property location in Mexico and Figure 2 and Figure 3 for the location of individual concessions.

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

Minera Monterde is the holder of a 100% interest in the Monterde Property and the Setago Property located in the Municipalities of Guazaparez and Chinipas, State of Chihuahua, Mexico, southwest of the city of Chihuahua, Mexico.

Table 1

    THE PROPERTY

Monterde Concessions

Concession

Title

Title

        Area in

Name

Number

Type

               Hectares

  Expiry Date

   (mo/day/year)

Group 1 Concessions

 Monte Verde

209794

Exploitation

26.0000

08/08/2049

 Los Hilos

209793

Exploitation

     6.0000

   08/08/2049

 El Carmen

210811

Exploitation

   11.0000

   11/29/2049

 El Carmen II

209795

Exploitation

   22.0000

   08/08/2049

Group 2 Concessions

 Anexas de Guazapares

212541

Exploitation

   20.0000

   10/30/2050

 Anexas de Guazapares

212552

Exploitation

   18.8947

   10/30/2050

 Anexas de Guazapares

212542

Exploitation

     9.7535

10/30/2050

Group 3 Concessions

 Anexas de Guazapares

112692

Exploitation

   90.0000

    04/08/2011

Group 4 Concessions

 Ampliacion Guadalupe

226011

Exploitation

    59.0799

    11/14/2055

El Coronel Concessions

La Bonanza

192039

Exploitation

    98.2751

         12/18/2041

Montaña de Oro

205334

Exploitation

  183.0045

    08/07/2047

La Verde

217341

Exploitation

  195.0000

    07/01/2052

La Flor de Oro

217342

Exploitation

  148.1485

    07/01/2052

San Cristóbal

217344

Exploitation

  196.1159

    07/01/2052

El Carmen*

217345

Exploitation

    10.8835

    07/01/2052

Merlin

217346

Exploitation

      3.9176

    07/01/2052

La Morena

217348

Exploitation

    53.5533

      07/01/2052

La Malinche

217347

Exploitation

  248.1107

    07/01/2052

Bola de Oro

216991

Exploitation

  100.6203

    06/04/2052

Venadito II

217349

Exploitation

  167.8195

    07/01/2052

Staked Concessions

Stratus

219869

Exploration

   45.1100

   04/24/2053

Dakota

219107

Exploration

   74.2600

          2/06/2053

Rubia

223447

Exploration

 780.4720

   01/10/2055

Concession

Title

Title

        Area in

Name

Number

Type

               Hectares

  Expiry Date

   (mo/day/year)

Rubia Fraccion 1

223448

Exploration

   23.4900

   01/10/2055

Rubia Fraccion 2

223449

Exploration

     0.4950

    01/10/2055

Los Abuelos Frac Oeste

218532

Exploration

     0.9416

    11/21/2052

Los Abuelos Frac Este

218533

Exploration

     0.1974

   11/21/2052

Rubia 2

226555

Exploration

         11,360.3100

   01/26/2056

Rubia 2 Fraccion 2

226556

Exploration

     1.0214

   01/26/2056

Rubia 3

226371

Exploration

         15,258.0241

   01/12/2056

Rubia 4

226372

Exploration

     1.7752

   01/12/2056

Rubia 5 Fraccion 1

226538

Exploration

   12.8394

   01/25/2056

Rubia 5 Fraccion 2

226539

Exploration

     4.0546

   01/25/2056

Rubia 5 Fraccion 3

226540

Exploration

     35.2419

01/25/2056

Total Area:                      29,266.4096 hectares

Notes:

*- please note that claim #217345 (El Carmen) is a separate concession from claim #210811 (El Carmen) under the Group 1 heading.

      THE SETAGO PROPERTY

Setago

220684

Exploration

3000.0000

09/29/2053

Table 2

        PROPERTY PAYMENTS

     Total

Due Date

Group 1

  Group 2

   Group 3

     Group 4

       El Coronel       Payments

Concessions  Concessions Concessions Concessions  Concessions    For Period

     US $          US $

   US $

       US $

         US $

       US $

2000 Feb. 14

  15,000

  3,000

   1,500

     2,000

     21,500

2000 July 27

     3,000

2000 Aug. 14

  17,000

  4,000

   2,000

     26,000

2001 Jan. 27

    4,000

2001 Feb. 14

  19,000

  4,000

   2,000

     29,000

2001 July 27

    5,000

2001 Aug. 14

  19,000

  4,000

   2,000

        7,000

     37,000

2002 Jan. 27

    7,000

2002 Feb. 14

  21,000

  5,000

   2,500

      10,000

     45,500

2002 July 27

    8,000

2002 Aug. 14

  21,000

  5,000

   2,500

      15,000

     51,500

2003 Jan. 27

    8,000

2003 Feb. 14

  54,000

18,000

   8,000

      25,000

   113,000

2003 July 27

  10,800

2003 Aug. 14

  54,000

18,000

   8,000

      35,000

   125,800

2004 Feb. 14

  76,000

24,000

 12,000

      45,000

   157,000

2004 Aug. 14

  76,000

24,000

 12,000

      75,000

   187,000

2005 Feb. 14

  78,000

25,000

 12,400

    105,000

   220,400

2005 Aug. 14

271,000

56,700

 30,500

    135,000

   493,200

2006 Feb. 14

    165,000

   165,000

2006 Aug. 14

    383,000

   383,000

721,000

190,700

95,400

 47,800

    1,000,000

   2,054,900

Notes:

As of July 31, 2006 all of the property payments have been made.

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

On November 16, 2000, Kimber entered into an option agreement with Atna Resources Ltd. and granted Atna the option to acquire all of Kimber’s interest in and to the Monterde Concessions by, among other provisions, paying to Kimber a total of US$500,000 in periodic cash payments, incurring a total of US$2,500,000 in exploration expenditures and making all of the payments pursuant to the underlying option agreements between Kimber and the owners of the Monterde Concessions. Atna also entered into a separate agreement with Kimber pursuant to which Kimber agreed to carry out an exploration program at Atna’s expense costing approximately US$250,000 on the Monterde Concessions.  After making certain payments and paying Kimber US$261,840 to carry out the exploration program Atna elected to terminate its option agreement with Kimber effective May 16, 2001.

By option agreement dated August 14, 2001 entered into between Minera Monterde and Cia Minera el Coronel, S.A. de C.V., Minera Monterde acquired the exploration rights and option to purchase a 100% interest in the El Coronel Concessions. By agreement dated September 8, 2003 Minera Monterde acquired title to the El Coronel Concessions, subject to making all of the payments set out in Table 2. The Company made the final payment set out in Table 2 on July 31, 2006

Property Payments

All taxes on the concessions making up the Property have been paid and are current. Property payments on the Monterde Concessions and the El Coronel Concessions were made as required in 2000 to August 2006. As of July 31, 2006 all of the payments due in respect of the purchase of the Property had been paid.

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

Monterde Project Location Map

June 2006

Figure 1

Phoenix
United States
Tucson
El Paso
Mexico
Sonora
Chihuahua
Gulf of California
Hermosillo
Chihuahua
16
Monterde
Setago
Santa Rosalía
Loreto
Durango
La Paz
Durango
Cabo Falso
Mazatlán

Land Status – Core Concessions

May 2006

Figure 2

3,059,000 N
Carotate Resource Area A
13a
14
SAN FRANCISCO B-1000
Ejido OCO
13d
7
Ejido OCOVIACHI
Ejido MONTERDE
13a
15
23
5a
5c
24
5d
9
5b
13f
13c
17
16
22
4
3
1
2
12b
791,000 E
21
11
8
12a
6
10
20
784,000 E
LA FORTUNA
18
19
13a
Carmen Resource Area M
9
Veta Minitas Resource Area A
3,052,000 N
13b
13a
Ejido Monterde
13e
13g

KEY:

STAKED MINERAL CONSESSIONS

7 - DAKOTA
8 - STRATUS
9 - RUBIA
10 - RUBIA FRACTION-1
11 - RUBIA FRACTION-2
12a - LOS ABUELOS FRAC OESTE
12b - LOS ABUELOS FRAC ESTE
13a -c - RUBIA 2,3&4
13d - RUBIA 2 FRACCION 2
13e-g RUBIA 5 FRACCION 1,2&3

EL CORONEL MINERAL CONSESSION

14 - LA MALINCHE
15 - LA FLOR DE ORO
16 - MONTANA DE ORO
17 - LA BONANZA
18 - VENADITO II
19 - BOLA DE ORO
20 - SAN CRISTOBAL
21 - MERLIN
22 - EL CARMEN
23 - LA VERDE
24 - LA MORENA

MONTERDE MINERAL CONSESSION

1 - LOS HILOS
2 - MONTE VERDE
3 - EL CARMEN
4 - EL CARMEN II
5a-d - A. DE GUAZAPARES
6 - AMPLIACION GUADALUPE

Modified from Hitchborn and Richards, 2003

Kimber Resources Inc.

MONTERDE PROJECT

LAND STATUS - CORE CONCESSIONS

Figure 2

May 2006

Monterde Project Claim Holdings

June 2006

Known Mineralization and Structure on the Monterde Property

As at June 30, 2006

Figure 4

Access to the Monterde Property

June 2006

Figure 5

Monterde
Project Site
Nacarare
795,000E
3,052,000N
Agua
Zarca
Creel
San Rafael
Legend
Monterde - San Rafael road
Railroad
Scale
0
2.5
5 Km

Non-Reserves

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

Resource “Estimate M”

On April 20, 2006, the Company announced a polygonal estimate based on 344 reverse circulation (RC) holes drilled on the Carmen deposit for which results were available to February 15, 2006. The estimate was prepared by the Company’s geological and engineering staff.

The table below shows the Measured & Indicated resource categories in the Carmen deposit and the Inferred resources. The numbers shown differ slightly from those in the news release dated April 20, 2006 due to refinement in the data during report preparation.

Carmen Deposit Resource Estimate “M” (Polygonal)
	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Gold Eq.* (g/t)	Gold, ounces	Silver, ounces	Gold Eq.* ounces
Measured	18.902	0.94	57	1.70	574,300	34,613,000	1,036,000
Indicated	3.808	1.08	43	1.65	132,400	5,311,000	203,000
Measured & Indicated	22.710	0.97	55	1.70	706,700	39,924,000	1,239,000
Inferred	7.433	1.36	38	1.87	325,200	9,068,000	446,000

*conversion factor of 75 ounces of silver to one ounce of gold

Boundaries to the mineralized body, incorporating the revised understanding of controls to mineralization, were drawn manually on each of 30 vertical sections 25 metres apart. Polygons were then drawn to outline mineralized blocks to cut-off grades at 0.3 g/t gold or 35 g/t silver, if the gold grade is below 0.3 g/t.

The same assay database on which the polygonal Estimate M was calculated was used to make a block model estimate (see table below).  The block model estimate was prepared by G. Giroux, P.Eng. of Micon International. His report dated July 17th, 2006 is filed on SEDAR.

A block model is a mathematical representation of the metal distribution on a regular grid of points in three dimensions that extend over the mineralized volume of rock tested by the drill holes.  It is based on the same volume of rock from which the polygonal estimate was made.  The grid intervals over which the estimate is made is set from assumptions made on how the deposit would be mined.  In this case, the block dimensions were set at 6 by 6 metres square on benches 6 metres high, that is 6 metre cubes.  A block model is desirable because it can be used as the input to computer software used in mine design.

The grade distribution of both gold and silver separately were modeled by interpretation of assay data on bench plans within the previously determined mapable limits of 0.1 and 35 g/t for gold and silver, respectively.  The grade values at the block centres were estimated by ordinary kriging.  Kriged estimates typically contain more tonnes at lower grade than polygonal estimates due to the smoothing effect of averaging block grades from several adjacent drill holes.

As is usually the case, tonnage is higher and grade less than in the polygonal estimate.  The Measured and Indicated categories in the block model indicate similar metal content to the polygonal estimate.  Inferred resources are reduced because the criteria for this category in block models are more stringent than in polygonal estimates.  In any case Inferred resources cannot be raised to reserve status.

Carmen Deposit Resource Estimate “M” (Block Model) above 0.3g/t Au
	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Gold Eq.* (g/t)	Gold, ounces	Silver, ounces	Gold Eq.* ounces
Measured	21.2	0.87	44	1.45	589,300	29,934,200	988,400
Indicated	8.7	0.78	23	1.09	217,600	6,416,900	303,200
Measured & Indicated	29.9	0.84	38	1.34	806,900	36,351,100	1,291,600
Inferred	2.9	0.76	10	0.89	71,700	899,400	83,700

*conversion factor of 75 ounces of silver to one ounce of gold

Bulk Density

The bulk density value used in current resource estimates, 2.30 tonnes per cubic metre, is based on measurements using drill core.

Veta Minitas Resource Estimate

Veta Minitas is a 500 metre structure lying 250 metres to the west of the Carmen deposit. Resources outlined by 23 holes drilled on the first 150 metre portion of the structure are listed below. This resource estimate was reviewed and approved by Mr. J.B. Richards, P.Eng. in his capacity as Qualified Person.

The resource estimate on the partially-drilled Veta Minitas structure was originally reported in November, 2004.

	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t) *	Gold (oz)	Silver (oz)	Gold Eq (oz) 75:1
Inferred Resources	.4	0.37	69	1.28	4,500	840,000	15,700

*Gold-equivalent assumes equivalence of 75 units of silver to one unit of gold

	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t) *	Gold (oz)	Silver (oz)	Gold Eq (oz) 75:1
Measured Resources	.7	0.63	88	1.80	14,200	1,974,900	40,600
Indicated Resources	.176	1.03	105	2.42	5,800	591,800	13,700

*Gold-equivalent assumes equivalence of 75 units of silver to one unit of gold

As with the Carmen deposit, grade cut-off is 0.3 grams gold per tonne or 35 grams silver per tonne if the gold grade is less than 0.3grams per tonne.

Carotare Resource Estimate

On November 8, 2005, the company delivered a resource estimate on the Carotare deposit based on the 28 holes drilled. This was the first mineral resource estimate since the Carotare was discovered in April 2005. The estimate was prepared under the supervision of external qualified person, Mr. A.A. Burgoyne, P. Eng. of Burgoyne Geological Inc.

	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t) *	Gold (oz)	Silver (oz)	Gold Eq (oz) 75:1
Inferred Resources	3.78	0.85	25	1.14	103,000	2,990,000	143,000

*Gold-equivalent assumes equivalence of 75 units of silver to one unit of gold

	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t) *	Gold (oz)	Silver (oz)	Gold Eq (oz) 75:1
Measured Resources	1.68	0.81	29	1.15	44,000	1,577,700	65,000
Indicated Resources	1.02	0.83	29	1.17	26,900	944,900	40,000

*Gold-equivalent assumes equivalence of 75 units of silver to one unit of gold

Again, grade cut-off is 0.3 grams gold per tonne or 35 grams silver per tonne if the gold grade is less than 0.3grams per tonne.

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

By agreement dated July 13, 2003 (an “Ocupación Temporal”), as amended from time to time, between Minera Monterde and the Ejido Monterde the right to use and occupy land under the control of the Ejido Monterde for exploration and mining purposes was granted to Minera Monterde for a term of 30 years, subject to the payment of annual rent commencing 30 days following the commencement of commercial production. The rent is to be determined by the Commission for the Appraisal of National Property under the National Property Act of Mexico. The areas to be used for exploration and mining presently cover a total of 11,007 hectares of land.

By agreement dated May 7, 2006 (an “Ocupación Temporal”) between Minera Monterde and the Ejido Ocobiachi the right to use and occupy land under the control of the Ejido Ocobiachi for exploration and mining purposes was granted to Minera Monterde for a term of 30 years, subject to the payment of annual rent commencing 30 days following the commencement of commercial production. The rent is to be determined by the Commission for the Appraisal of National Property under the National Property Act of Mexico. Prior to that Minera Monterde has the obligation to provide community services to the Ejido for the improvement of the community infrastructure and the betterment of the community as a whole in an amount of not less than US$40,000 per year. The areas to be used for exploration and mining presently cover a total of 2,184 hectares of land. Certain procedural omissions in the manner in which of the Ejido called the meeting to approve the May 7, 2006 agreement necessitate the calling of a new meeting and the ratification of the existing agreement or the approval of a new agreement.

An Ocupación Temporal is analogous to a surface easement in that the area agreed upon with the surface rights holder is registered with the government and as such, the surface owner must allow the mining concession owner access and use.  The Agreements have been accepted and registered in the Registro Agrario Nacional, the government land registry.

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

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the Property is by approximately 230 km of paved highway via state Route 16 from the city of Chihuahua, the regional centre and nearest airport, to La Junta, south from La Junta to San Pedro, then from San Pedro to Creel. The paved Divisadero Highway connects Creel to San Rafael. A logging road leads to the Temoris Junction, a distance of 11 kilometres. Straight through the junction, a further 20 kilometres of logging road leadS to a sign to make a left turn and a further 6 kilometres along this road leads to the site.. Refer to Figure 5 for road access directions to the Property from San Rafael.

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

The rainy season typically begins in May or June and continues until late September to October. In most years roads remain passable and exploration can be done throughout the rainy season. The amount of rainfall received and the frequency of storms are dependent on the severity of the hurricane season in the eastern Pacific Ocean.  The storms and thunderstorms that mark the rainy season are usually remnants of Pacific hurricanes that have moved inland, east into the Sierra Madre Occidental.  Spring and fall are generally cool and mild.

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

Golden Treasure Explorations Inc. optioned the Monterde Concessions in June 1998, and initiated an exploration program consisting of mapping and rock chip sampling.  The results were positive and drilling was recommended.  The first ever drilling of the Monterde Concessions commenced in early December 1998 under the direction of Alan Hitchborn, formerly Vice President, Development of Kimber.  Approximately 760 metres in eight drill holes (MTR-01 through MTR-08) were completed shortly after.  Assay results were favourable, but in late summer 1999, Golden Treasure failed to make the required option payments under the option agreements with the vendors and relinquished control of the Monterde Concessions.

In the fall of 1999 Kimber began negotiations with the owners of the Monterde Concessions. Option agreements between Minera Monterde and the owners were signed in February 2000.

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

Figure 4 is a geologic map showing the areas where drilling (on the Carmen and elsewhere) has been taking place.  Also shown are exploration targets, which have yet to be drilled.

Lithology

The volcanic complex that hosts the Monterde District is composite in nature. The evolution of the complex follows a common extrusive rock pattern of lower intermediate rocks, followed by intermediate rocks with a slightly more felsic component, capped by a series of siliceous rocks. The discussion of the compositional classification of the following lithologies is from hand sample description, that has been confirmed by petrographic studies. Compositional classification is based on hand sample phenocryst mineralogy.

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

Primary structural control of the Carmen deposit is a northwest striking, northeast dipping shear zone with both right lateral movement and normal displacement.  The setting is in a half-graben or pull-apart basin.  Splays branching off the main shear are evident and are related to the extension of the half graben.  The intersection of north-east-striking steeply dipping normal faults and shallow easterly dipping faults, both of which were active at the time of the northwest shear features, contributes to the localization of the gold-silver mineralization, which is present on all of the noted structures.

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

Exploration

RC Drill Program

480 reverse circulation (RC) holes, totaling 96,725 metres, had been drilled on the Property to June 30, 2006.  Eight (8) holes were drilled by Golden Treasure, the remainder by Kimber. The holes drilled by zone, including the Golden Treasure drilling are: Carmen - 410 holes; La Veta Minitas - 25 holes; Carotare - 36 holes; El Orito Norte - 2 holes; El Orito Structure – 5 holes and the Da Nada zone with 2 holes.  The holes range from 31 to 310 metres in depth.

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

All field operations were under the direction of A.D. Hitchborn, B.Sc., and Vice-President, Development of Kimber until June 18, 2006. Since June 18, 2006 field operations have been under the direction of Robert V. Longe, B.A., M.Sc., President and CEO of Kimber.

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

During 2003 Kimber completed a gold and silver cyanide recovery test program on 150 gold and silver bearing samples from rejects of 11 reverse circulation drill holes over the length and depth of the Carmen deposit. The objective of the test-work was to determine if there is some mapable variation in silver recovery that should be considered in sample site selection in ongoing metallurgical work.  These tests gave excellent gold recovery, from 60% to just under 100%, averaging over 90% and silver recovery varying over a wider range of 10% to over 90%, averaging over 50%. There was a strong correlation between recovery and grade and depth of the mineralization. The grade-weighted recovery of silver in the upper 100 metres of the resource was calculated to be 55%.  Silver is of much less importance below 100 metres depth.

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

Carmen Deposit – 2005 Bottle Roll Test Recoveries

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

Gold Equivalence of Silver

The gold equivalence of silver is useful for comparing assay intercepts on a particular property.  It is calculated by taking into account the projected gold and silver prices and the estimated percentage of recoveries of each metal depending on the type of recovery method used (ie. mill processing vs. heap leach).  In a full analysis it would include all costs related to the production of each metal, including refining charges, freight and security etc.  At the present time Kimber is of the opinion that an average estimate of 75:1 (silver: gold) is appropriate until further metallurgical tests are performed.

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

Rubia 2, Rubia 3, Rubia 4, Rubia 5 (Fraccions 1 to 3) Properties

With some of the mineralized structures and exploration targets on the Monterde Concessions and the El Coronel Concessions trending towards the boundary of the claims, the Company decided to stake surrounding ground and in January, 2005 Minera Monterde expanded the Company’s property holdings. A 37 kilometre stretch of ground has been staked around and to the southeast of the Monterde Concessions and the El Coronel Concessions to cover extensions of mineralized structures.  The land under Kimber’s 100% control in the Monterde District is now in excess of 29,000 hectares. Refer to Figure 1 for the location of the Property in Mexico and Figures 2 and 3 for the location of the Rubia 2, Rubia 3, Rubia 4 and the Rubia 5(Fraccion 1-3) concessions.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition, changes in financial condition and results of operations of Kimber for each of the years in the four-year period ended June 30, 2006 should be read in conjunction with the financial statements of Kimber included in “Item 17 - Financial Statements”.  Kimber’s financial statements are presented in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

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

Year Ended June 30, 2006 Compared to Year Ended June 30, 2005

The Company’s net loss for the fiscal year ended June 30, 2006 was $2,363,420 or $0.06 per common share compared with $1,825,982 or $0.06 per share loss for the same period ended June 30, 2005. The Company’s increase in net loss for the year was $537,438.

In accordance with stock-based compensation policy required by the Canadian Institute of Chartered Accountants, the Company recorded an expense of $760,324 ($720,469 in 2005) on 527,000 stock options granted in the year and prior year options which vested during the year. This is a non-cash expense and does not affect the Company’s operations. Without this non-cash expense, the Company would have recorded a loss of $1,603,096 or $0.04 weighted average loss per share during the year.

During the fiscal year ended June 30, 2006 the Company spent $10,148,490 on its mineral properties; $744,440 for property acquisition payments and had mineral property expenditures of $9,404,050. Drilling costs of $4,600,027 were the highest cost activity, representing 45% of expenditures, as a result of increased drilling activity ($2,251,312 or 35% in 2005). Geological and geophysical expenditures were $1,300,005 or 13% of property expenditures in 2006 compared to $861,051 or 15% in 2005.  The increase in geological costs represents increases in personnel required to supervise and process data from the increased drilling activity.  Also in line with higher drilling expenditures, assay testing was the third highest cost category in fiscal year ending June 30, 2006 at $827,288 or 8% of property expenditures ($647,785 or 10% in fiscal year ended June 30, 2005). Other significant cost categories and increases in expenditure were engineering, increasing by $460,632 to $636,299 and field supplies increasing by $334,389 to $516,519 in fiscal year ending June 30, 2006.  These latter increases were also derived from greater project activity at Monterde.

Salary and benefits expenses rose during the year ended June 30, 2006 to $726,239 from $570,991 in the year ended June 30, 2005 due to salary increases and administrative demands that have grown with the Company’s operating activities and regulatory compliance.

Investor relations and shareholder communications expenses of $309,669 (2005 – $195,163) were larger as a result of additional advertising, conference attendance and direct communication with a growing shareholder group to create greater awareness of the Company’s progress.

Office and miscellaneous expenses increased during the year by $63,193 to $186,614 in 2006. The increase is mainly attributable to increased office supplies, printing costs and computer service and maintenance costs.

Rent expense for the head office increased to $72,775 in the year ended June 30, 2006 from $64,365 in the comparable period ended 2005 as the result of an increase in rent and additional office space occupied.

The Company recorded a loss from foreign exchange of $22,636 during the year ended June 30, 2006 as opposed to a gain of $17,103 in the period ended 2005. The loss originates from funds advanced to Mexico during the year that have depreciated in value due to fluctuations in the Mexican peso relative to the Canadian dollar. The rate of exchange for the Mexican peso began the fiscal year at 0.1147 and closed the year lower at 0.09832.

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

The Company recorded a gain from foreign exchange of $17,103 during the year ended June 30, 2005 as opposed to a loss of $10,554 in the period ended 2004. The gain originates from funds advanced to Mexico during the year that have appreciated in value due to fluctuations in the Mexican peso relative to the Canadian dollar. The rate of exchange for the Mexican peso began the fiscal year at 0.1163 and closed the year lower at 0.1147.

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

The Company recorded a loss from foreign exchange of $10,554 during the fiscal year ended June 30, 2004 as opposed to a loss of $24,419 in the same period ended 2003. The loss derives from funds advanced to Mexico that have lost a portion of their value due to short-term fluctuations in the Mexican peso relative to the Canadian dollar. The rate of exchange for the Mexican peso began the fiscal year at 0.1292 and closed the year lower at 0.1163. This represents a 10% decline in the value of the peso compared to its Canadian counterpart and has caused the Company’s expenses in Mexico to be lower.

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

Kimber will have to obtain financing in the future primarily through equity financing, and/or debt financing.  There can be no assurance that Kimber will succeed in obtaining additional financing, now or in the future.  Failure to raise additional financing on a timely basis could cause Kimber to suspend its operations and eventually to forfeit or sell its interest in its properties. In the past, Kimber has been successful at raising funds to continue work on its mining properties, including a financing completed in March 2006 for gross proceeds of $14,095,000. However, there are no certainties that the Company will be able to raise additional funding on reasonable terms if at all, in which case the property may be joint ventured, sold, abandoned or the outstanding agreements renegotiated.

At June 30, 2006, the Company had working capital of $15,484,719 (2005 - $3,895,321). The Company has no long-term indebtedness or long-term obligations. The change in working capital is the result of increased available cash of $15,866,960 compared to the previous year (2005 – $4,288,648). In the fiscal year ended June 30, 2006 the Company received $4,413,050 from the exercise of 2,451,692 warrants, $540,218 from the exercise of 549,570 stock options and $18,450,731 (net of expenses) from two private placements aggregating 10,380,832 shares issued. As at September 12, 2006 the Company had $13,529,338 in cash and liquid short-term banker’s acceptance notes.

Current liabilities increased to $1,422,519 as at June 30, 2006 from $900,734 on June 30, 2005. This was primarily due to drilling and assay expenditures that were in routine accounts payable at the end of the fiscal year and were paid subsequent to the period.

The Company is committed to paying approximately $1,821,703 at September 12, 2006 for expenses billed, primarily drilling, geological contractors and assays.

Up to June 30, 2006 the Company had made expenditures totalling $10,148,490 on its mineral properties (Monterde - $10,146,312; Setago - $2178). These costs include property and mineral rights, capitalized exploration costs, equipment expenditures and on-going property management expenses.

If existing warrants and vested options were exercised, the Company would generate $7,117,237 (warrants - $2,819,999; options -$4,297,238).

Capital resources of the Company consist primarily of cash and liquid short-term investments. As at September 12, 2006 the Company had cash and banker’s acceptance notes totaling $13,529,338 and approximately $1,355,000 in receivables.

At present, management believes that it has sufficient financial resources to complete planned expenditures to the first quarter of 2007.

The Company does not anticipate the payment of dividends in the foreseeable future.

As of the date of this Annual Report Kimber has not fixed its planned expenditures on the Monterde Property for 2007.

Kimber generates cash flow from selling its shares either through financings or the exercise of existing share purchase warrants and stock options.  There is a liquidity risk that these warrants and options may not be exercised if the price of Kimber’s share price falls due to market conditions.

Share capital increased cash inflows by an aggregate of $23,403,999 through the issuance of 13,382,094 common shares during the fiscal year ended June 30, 2006 as follows:

	Number of Shares	Share Capital $
Balance, June 30, 2005	33,732,828	19,033,066

[1]Private placements	10,380,832	18,450,731
Exercise of warrants	2,451,692	4,413,050
Exercise of options	549,570	540,218
	13,382,094	23,403,999
[2]Reallocation from contributed surplus on exercise of options		329,877
Balance, June 30, 2006	47,114,922	42,766,942
[1]Net of share issuance costs of $644,307
[2] Non-cash transfer from Contributed Surplus

Kimber had no long-term debt as of June 30, 2006 or at the time of filing this Annual Report and no significant expenditure commitments unrelated to exploration activities.  Kimber’s current working capital position provides sufficient liquidity for its short-term requirements.

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

E. Off-Balance Sheet Arrangements

Kimber has no off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

In the table below, sets forth the enforceable and legally binding obligations as of June 30 2006:

Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	Over 5 Years
Rental Operating Lease Obligations	$397,427	$85,163	$170,326	$141,938	$ nil

In addition, under the lease the Company has the obligation to pay its proportionate share of operating costs and taxes for the building.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The members of the board of directors and senior officers of Kimber including a brief biography of each as at September 25, 2006 are as follows:

Name and Position in Kimber	Age	Other Principal Directorships
R. Dennis Bergen (1)(2)(3)(4) Director Mr. Bergen is an independent director of the Company, is a member and Chairman of Compensation Committee, a member of the Audit Committee and a member of Nomination Committee.	54	None
Gordon Cummings Chief Financial Officer Mr. Cummings is responsible for the financial affairs of the Company, including the strategic financial direction of the Company, the financial control activities (record keeping, payroll, accounts payable, cash management, budget forecasts) and presenting all financial analysis and reporting.	38	CSI Holdings Ltd. (Barbados IBC not connected with the mining industry)
Clifford A. Grandison (2)(4) Director Mr. Grandison is an independent director of the Company, is a member and Chairman of the Audit Committee and a member of the Nominating Committee.	68	Director, Skyline Gold Corp.
Michael E. Hoole Vice-President, Secretary and Director Mr. Hoole provides management services to the Company and is in charge of compliance with corporate regulatory bodies.	62	None

Darren E. C Klinck Vice President, Corporate and Investor Relations Mr. Klinck provides management services to the Company and is responsible for developing and maintaining relations with the Company’s investors and the investing public. He is also responsible for furthering the Company’s relations with third parties.	30	None
Robert V. Longe(3) President, Chief Executive Officer and Director Mr. Longe provides management services and is responsible for the overall affairs of the Company.	68	Director, Huntingfield Investments Ltd. (owned by Mr. Longe and his wife) Director, MineQuest Exploration Associates Ltd. (inactive mining consultant owned by Huntingfield Investments Ltd.)
Luard J. Manning (1)(2)(4) Director Mr. Manning is an independent director for Kimber, is a member of Compensation Committee a member of the Audit Committee and a member and Chairman of Nomination Committee.	79

Director, Cusac Gold Mines Ltd.

Director, FM Resources Corp.

Director, Highbank Resources Ltd.

Director, Nustar Resources Inc.

Director, Discovery Ventures Ltd.

Director, Verona Development Corp

Director, Riverbank Resources Ltd.

L.J. Manning and Associates Ltd. (mining consultant wholly-owned by Mr. Manning)

James J. Puplava(3)(4) Director Mr. Puplava is a director for Kimber and a member of the Corporate Governance Committee and a member of Nomination Committee.	56	Puplava Financial Services Inc. Puplava Securities Inc.
J. Byron Richards Vice-President, Engineering Mr. Richards is the designated Qualified Person for the Monterde Project and is responsible for quality control, sampling protocol, resource estimation process and verifies data before it is disclosed.	62	JB Engineering Ltd. (mining consultant owned by Mr. Richards and his wife)

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

The business experience of each director and senior officer, including activities performed outside Kimber, are as follows:

R. Dennis Bergen

Mr. Bergen is a mining engineer with over 25 years of experience in the mining industry. A graduate of BCIT (Mining Technology 1972) and UBC (Bachelor of Applied Science -Mineral Engineering 1979), he is a Professional Engineer registered in B.C. and licensed in the Northwest Territories.  Mr. Bergen’s experience includes open pit and underground gold and base metal mines and his responsibilities have ranged from mine technician to mine engineering and supervisory positions, including mine manager and Vice President, Operations.  In these roles he worked on project construction, operations, mine closure and reclamation in a number of different remote locations.  He has spent considerable time in project evaluation and acquisition for several companies evaluating projects in Canada and abroad.  He was responsible for the reopening and subsequent operation of the Cantung mine after a 2 year suspension of operations and is currently engaged in mining consulting assignments.  Mr Bergen became an independent director of Kimber in December 2005.

Gordon Cummings, Chief Financial Officer

Mr. Cummings holds a Bachelor of Accountancy from the University of Glasgow (1988) and a postgraduate Diploma in Systems Analysis and Design from Glasgow College (1989). His career in finance started with KPMG in London, England in 1989 where he later qualified as a Chartered Accountant (1993) specializing in financial services.  After 6 years with KPMG , London, Mr. Cummings took on the role of Group Accountant with Terra Nova Insurance Group, a London, England based insurance group listed on the New York Stock Exchange.  He moved to Barbados in 1997 where, he was a senior audit manager at PricewaterhouseCoopers.  From early 2000 until March 2006 Mr Cummings was an officer of the Horizons Funds Group, initially as CFO and then subsequently CEO and Director.  Horizons Funds is a Canadian group distributing public alternative investment funds. Mr Cummings was appointed CFO of Kimber on July 18, 2006.

Clifford A. Grandison, Director

Clifford Grandison holds a Bachelor of Arts in Mathematics and Economics from the University of British Columbia (1962) and received a Diploma from the Banff School of Advanced Management. Mr. Grandison, a business manager and executive, is currently the Chairman of Skyline Gold Corp. and has been with that company since 2000. He was President and CEO of Coast Mountain Power Corp. and was with that company from January 1999 to August 2006. Mr. Grandison has been the President of Grandison Executive Management Inc., an independent firm which provides management services to companies, since July 1992. He served as President and Chief Executive Officer of Skyline Gold Corporation (formerly International Skyline Gold Corporation), a mining company listed on the TSX, from July 1992 to April 2000. From December 1987 to July 1992 he held a number of senior management positions with Placer Dome, Inc., a large multinational mining company, including Vice-President and Treasurer (December 1987 to January 1991) and most recently as Vice-President, Corporate Development (January 1991 to July 1992). Mr. Grandison became an independent director of Kimber in December, 2003.

Michael E. Hoole, Vice President, Secretary and Director

Mr. Hoole is a lawyer (Barrister & Solicitor #2922) who has worked in legal and management positions in resource industries (forestry and mining) for more than 25 years.  Mr. Hoole was Vice President, Secretary and Counsel of Westmin Resources Ltd. from November 1996 to August 1997. He was the Secretary of Kit Resources Ltd. from September 1998 to March 1999.  He was a self-employed legal consultant from September 1997 to December 2002. He has been employed in executive and/or legal capacities for a number of large public corporations, including Placer Development Ltd. (now Placer Dome Inc.), British Columbia Forest Products Ltd. (now Catalyst Paper Corp.) and Gibraltar Mines Ltd/Westmin Resources Ltd. (now Boliden Limited). Mr. Hoole became an inside director of Kimber in April, 2002.

Darren E. C. Klinck, Vice President, Corporate and Investor Relations

Mr. Klinck holds a Bachelor of Commerce (B.Comm) degree (1999) from the University of Calgary. He joined the Company in February 2005 as Manager, Corporate communications. His experience spans the areas of marketing, communications, business development and project management in both the public and private sectors. He also brings with him a wide range of international experience in client and public relations having worked as a Business Development Officer in Bangkok, Thailand and as the manager of international marketing and recruitment for the Sauder School of Business, University of British Columbia.

Robert V. Longe, President, Chief Executive Officer and Director

Mr. Longe is a Professional Engineer (B.C. Association of Professional Engineers and Geoscientists #118426) and has had a 35-year career in the mineral exploration and development business.  He has worked with both multinational and junior mining companies and as an independent consultant in North and South America and Africa.  Mr. Longe is currently President of MineQuest, an inactive exploration consulting company, which he co-founded in 1980.  MineQuest is owned as to 100% by Huntingfield Investments Ltd., which in turn is owned by Mr. Longe (as to 51%) and his wife (as to 49%).  Mr. Longe obtained a Bachelor of Arts degree from Cambridge University and Masters in Science from McGill University.  Mr. Longe became a director of Kimber in May, 1995 and became the President and Chief Executive Officer in November, 1999.

James J. Puplava, Director

Mr. Puplava, CFP is President of Puplava Financial Securities Inc. (PFS), an investment advisory and money management firm. Founded in 1985, PFS specializes in investment, retirement, tax, and estate planning services. Mr. Puplava is also President of Puplava Securities Inc. a Broker-Dealer and Member of NASD/SIPC. He is a member of the Market Technicians Association and a CMT candidate. Mr. Puplava graduated cum laude in History and Economics from Arizona State University. He then went on to graduate summa cum laude with a Masters Degree in Finance and Accounting from the American Graduate School of International Management (Thunderbird). Among his many awards and achievements, Mr. Puplava was honoured in 1992 as one of America's top ten Financial Representatives by Registered Representative Magazine.  Mr. Puplava became an independent director of Kimber in May 2004 and ceased to be independent under the AMEX rules in March 2006 after Puplava Securities Inc.(“PSI”), a company of which Mr Puplava is a principal, earned commissions and finders fees from the Company. See ITEM 4 B – Company Financings – Private Placement No. 8 (brokered and non-brokered)

The Company paid cash commissions and finder’s fees of $234,850 to PSI.

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

J. Byron Richards, Vice-President, Engineering

Mr. Richards is a Professional Engineer (Professional Engineer - B.C. Association of Professional Engineers and Geoscientists #8909) with 36 years’ experience in the mineral exploration and development business.  He and his wife own JB Engineering Ltd. (as to 50% each), a private consulting company providing services, particularly on resource estimation and sampling procedures, to the mining industry.  Mr. Richards provides ongoing services to Kimber on a consulting basis, as required, pursuant to a Management Agreement. Mr. Richards became Kimber’s Vice-President, Engineering in March, 2002.

Cease Trade Orders or Bankruptcies

None of the directors, officers or promoters are, or have been within the past five years from June 30, 2006, directors, officers or promoters of other reporting companies which, during the period such position was held, were struck from the registry of the British Columbia Registrar of Companies or whose securities were the subject of a cease trading order or suspension order or order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days.

None of the directors, officer or promoters are, or have been within the past five years from June 30, 2006, directors, officers or promoters of other issuers which were declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that issuer.  None of the directors, officers or promoters during the past five years were declared bankrupt or made a voluntary assignment in bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

B. Compensation

The following table sets forth all compensation paid by Kimber to its directors and members of its administrative, supervisory or management bodies during its fiscal year ended June 30, 2006.

Name and Principal Position	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
				Awards		Payouts
	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/SARs Granted (#)	Restricted Shares/Units Awarded ($)	LTIP Payouts ($)
Dennis Bergen Director	16,400	Nil	Nil	50,000	Nil	Nil	Nil
Gordon Cummings Chief Financial Officer(appointed July 18,2006)	Nil	Nil	Nil	Nil (150,00 options granted July 18, 2006)	Nil	Nil	Nil
Clifford A. Grandison Director	21,200	Nil	Nil	30,000	Nil	Nil	Nil
Alan D. Hitchborn Former Vice-President, Development and Director-General of Minera Monterde	139,296	Nil	Nil	50,000	Nil	Nil	Nil
Michael E. Hoole Vice-President, Secretary & Director	153,756	Nil	Nil	50,000	Nil	Nil	Nil
J. John Kalmet Former Director	4,000	Nil	Nil	30,000	Nil	Nil	Nil
Darren E. C. Klinck Vice President, Corporate and Investor Relations	78,000	Nil	Nil	40,000 (100,00 options granted July 18, 2006)	Nil	Nil	Nil
Robert V. Longe President, CEO & Director	153,756	Nil	Nil	50,000	Nil	Nil	Nil
Luard J. Manning Director	21,700	Nil	Nil	30,000	Nil	Nil	Nil
James J. Puplava, Director	11,100	Nil	Nil	30,000	Nil	Nil	Nil
J. Byron Richards Vice-President, Engineering	Nil	Nil	143,637	50,000	Nil	Nil	Nil
Peter J.A. de Visser, Former Chief Financial Officer	34,500	Nil	Nil	7,000	Nil	Nil	Nil
Abraham Urias, Secretary of Kimber Resources de Mexico	87,360	Nil	Nil	75,000	Nil	Nil	Nil

Kimber does not have a pension plan, retirement fund or similar benefits plan or other arrangement for non-cash compensation to the directors or senior officers of Kimber, with the exception of incentive stock options.

Kimber entered into Change of Control Agreements with five corporate executive Officers, two of whom are also currently Directors and Officers of the Company. Two of the five Officers have left the Company in 2006 without triggering their rights under the agreements. The agreements, dated January 13, 2004, provide for payment to the Officers of up to 36 months salary, plus the costs to Kimber of the benefits provided by Kimber to them, in the event of their resignation after a material adverse change in their position occurring within 12 months following a change in control of Kimber or dismissal by Kimber of the Officer without cause within two (2) years following a change in control of Kimber.

C. Board Practices

The Board of Directors consists of six (6) directors, all of whom were elected at meetings of the shareholders of Kimber.  The Directors have staggered terms of office.  Two (2) directors, Messrs. Grandison and Manning, were elected at Kimber’s Annual General Meeting in 2003 for a three (3) year term expiring at the Annual General Meeting in 2006; two (2) directors, Messrs. Hoole and Longe, were elected at an Annual General Meeting of Kimber in 2004 for a three (3) year term expiring at the Annual General Meeting in 2007; and two (2) Directors, Mr. Puplava and Mr. Bergen were elected at the Annual General Meeting of Kimber on December 7, 2005 for a term expiring at the Annual General Meeting in 2008.

Robert V. Longe has served as a director of Kimber since March 1995, President of Kimber since November 1999 and Chief Executive Officer of Kimber since April 2002.  Michael E. Hoole has served as Vice-President and Secretary of Kimber since November 1999 and a director and Chief Financial Officer of Kimber since April 2002. Peter de Visser replaced Mr. Hoole as Chief Financial Officer on January 14, 2004.  Luard Manning has served as a director of Kimber since May 1995. Clifford Grandison has served as a director of Kimber since December 2003 and James Puplava has served as a director since May 2004.  Dennis Bergen has served since December 7, 2005. J. Byron Richards was appointed as Vice-President, Engineering of Kimber in April 2002. Darren E. C. Klinck was appointed as Vice President, Corporate and Investor Relations of Kimber in June, 2006.  Gordon Cummings was appointed as Chief Financial Officer of Kimber in July, 2006.

Pursuant to Section 224 of the Business Corporations Act (British Columbia), Kimber is required to have an Audit Committee.  As at September 25, 2006, the members of the Audit Committee are Clifford Grandison, Luard Manning and Dennis Bergen.  The Business Corporations Act requires the directors of a public company to elect from among their number a committee composed of not fewer than three directors, of whom a majority must not be officers or employees of Kimber or an affiliate of Kimber.  The election must occur at the first meeting of the directors following each annual general meeting, and those elected will hold office until the next annual general meeting.  Section 225 provides that before the annual financial statements are published, the financial statements and the auditors report must be submitted to the audit committee for review with the auditor, and, after that, the report of the audit committee on the financial statement must be submitted to the directors.  Section 224(5) provides that the auditor must be given notice of, and has the right to appear before and to be heard at, every meeting of the audit committee, and must appear before the audit committee when requested to do so by the committee.  Finally, section 224(6) provides that on the request of the auditor, the chair of the audit committee must convene a meeting of the audit committee to consider any matters the auditor believes should be brought to the attention of the directors or shareholders.

The Directors have established a Compensation Committee and as at September 25, 2006 the members of Kimber’s Compensation Committee are Luard Manning and Dennis Bergen.  The mandate established for the Compensation Committee is for the purposes of:

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

D. Employees

Kimber has a total of twelve employees in Canada and 32 employees in Mexico.

At Kimber’s head office in Vancouver, there are ten full-time employees and two part-time employee as at September 25, 2006. These numbers include five members of senior management, three full time employees provide technical expertise in the Company’s engineering area and one part-time employee provide administrative support. One part-time employee has a separate office in Vancouver and provides legal services relating to operations in Mexico. One part-time employee provides financial advice to the Company and manages his accounting and auditing practice in a separate office in Vancouver. All employees are non-union and Kimber is not subject to any collective bargaining agreements.

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

E. Share Ownership

With respect to the persons referred to above in “Item 6B – Compensation”, the following table discloses the number of Common Shares (each Common Share possessing identical voting rights) beneficially held by those persons including the percentage of the shares outstanding as at September 25, 2006.

Name and Title	No. of Shares	Percent of Shares Outstanding	No. of Options
R. Dennis Bergen Director	-0-	0.0%	80,000
Clifford A. Grandison Director	-0-	0.0%	110,000
Alan D. Hitchborn Former Vice-President, Development and Director-General of Minera Monterde (resigned effective July 7, 2006)	Note (4)	Note (4)	741,100 (1)
Michael E. Hoole Vice-President, CFO, Secretary & Director	552,000	1.16%	530,000 200,000 (2)
Robert V. Longe President, CEO & Director	1,544,525 (3)	3.26%	540,000
Luard E. Manning Director	136,122	0.29%	160,000
James J. Puplava Director	4,792,000	10.12%	140,000
Roger C. Connors Former Comptroller and Assistant Secretary (resigned effective May15, 2006)	Note (4)	Note (4)	0
J. Byron Richards Vice-President, Engineering	329,332	0.70%	333,700
Peter J.A. de Visser Former Chief Financial Officer	0	0%	67,000
Darren E. V. Klinck Vice President, Investor and Corporate Relations	13,100	0.03%	180,000
Gordon Cummings Chief Financial Officer	0	0%	150,000

Notes:

(1) 550,000 of these options are performance based (see Note 1 and 2 on Page 66 and 67)

(2) Grant of personal stock options to purchase an additional 200,000 shares from Robert V. Longe

(3) 200,000 of these shares are subject to a personal option to Michael E. Hoole

(4) The exact number of shares owned by these former officers is unknown.

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

On September 22, 2006 Mr. Puplava announced that he and those acting jointly with him had acquired 69,100 Common Shares in market transactions and an additional 70,000 Common Shares upon the exercise of stock options.  He reported that the 139,100 Common Shares acquired together with all other Common Shares  owned or controlled by him and those acting jointly with him represent 10.12% of the Company’s outstanding Common Shares.  He reported that the Common Shares have been acquired for investment purposes only and not for the purpose of exercising control over the Company.  Mr. Puplava further reported that he and those acting jointly with him intend to acquire additional securities of the Company through market transactions.

Incentive Stock Options

The following table discloses the stock options beneficially held by the aforementioned persons, as at September 25, 2006.  The stock options are for Common Shares of Kimber:

Name of Person	Number of Shares Subject to Issuance	Exercise Price per Share	Expiry Date
R. Dennis Bergen	25,000	$2.05	January 16, 2009
R. Dennis Bergen	5,000	$2.14	October 6, 2009
R. Dennis Bergen	50,000	$1.50	December 7, 2010
Gordon Cummings	150,000	$2.40	July 18, 2011
Clifford A. Grandison	50,000	$2.05	January 16, 2009
Clifford A. Grandison	30,000	$2.14	October 6, 2009
Clifford A. Grandison	30,000	$1.65	September 19, 2010
Alan D. Hitchborn (1)	300,000	$0.45	October 5, 2006
Alan D. Hitchborn (2)	301,100	$0.73	October 5, 2006
Alan D. Hitchborn	90,000	$2.14	October 5, 2006
Alan D. Hitchborn	50,000	$1.65	October 5, 2006
Michael E. Hoole	80,000	$0.45	June 6, 2007
Michael E. Hoole	200,000	$0.45	July 12, 2007
Michael E. Hoole	100,000	$0.73	August 13, 2008
Michael E. Hoole	100,000	$2.14	October 6, 2009
Michael E. Hoole	50,000	$1.65	September 19, 2010
Darren Klinck	100,000	$2.40	July 18, 2011
Darren Klinck	40,000	$1.70	April 18, 2010
Darren Klinck	40,000	$1.65	Sept 19, 2010
Robert V. Longe	80,000	$0.45	June 6, 2007
Robert V. Longe	200,000	$0.45	July 12, 2007
Robert V. Longe	100,000	$0.73	August 13, 2008
Robert V. Longe	110,000	$2.14	October 6, 2009
Robert V. Longe	50,000	$1.65	September 19, 2010
Luard J. Manning	50,000	$0.45	July 12, 2007
Luard J. Manning	50,000	$0.73	August 13, 2008
Luard J. Manning	30,000	$2.14	October 6, 2009
Luard J. Manning	30,000	$1.65	September 19, 2010
James J. Puplava	50,000	$1.77	May 28, 2009
James J. Puplava	130,000	$2.14	October 6, 2009
James J. Puplava	10,000	$1.65	September 19, 2010
J. Byron Richards	43,700	$0.45	June 6, 2007
J. Byron Richards	25,000	$0.45	July 12, 2007
J. Byron Richards	25,000	$0.45	October 29, 2007
J. Byron Richards	100,000	$0.73	August 13, 2008
J. Byron Richards	90,000	$2.14	October 6, 2009
J. Byron Richards	50,000	$1.65	September 19, 2010
Peter J.A. de Visser	50,000	$2.05	January 16, 2009
Peter J.A. de Visser	10,000	$2.14	October 6, 2009
Peter J.A. de Visser	7,000	$1.65	September 19, 2010

Notes:

(1)

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

(2)

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

(3)          As at September 25, 2006 the former Controller Roger Connors no longer holds stock options to acquire common shares of the Company.

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

The Option Plan provides that it is solely within the discretion of the Directors to determine who should receive stock options and in what amounts.  The Directors may from time to time amend the Option Plan and may seek shareholder approval for such amendments as required by law or under the policies of the TSX and any regulatory authority.  Disinterested shareholder approval must be obtained if Kimber proposes to decrease the exercise price of previously granted stock options to insiders, or if the Option Plan, together with any previously issued or proposed stock option grants, could at any time result in:

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of September 22, 2006, the following table sets forth the beneficial ownership of each major shareholder, defined as beneficial owners of 5% or more of Kimber’s issued and outstanding Common Shares, known to exist by Kimber:

Identity of Person or Group	No. of Shares	Percent of Shares Outstanding
James J. Puplava	4,792,000

10.12% as of September 22, 2006

To the best of the Company’s knowledge the percentage ownership held by Mr. Puplava has ranged since the commencement of the financial year ended June 30, 2004 from 0% to a high of 19.9%.

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

B. Related Party Transactions

None of the directors, officers or principal shareholders of the Company, nor any associates or affiliates of the Company, have any material interest, direct or indirect in any transactions in which the Company participated during the period commencing July 1, 2003 and ending on the date hereof which transactions were material to the Company, or its subsidiary, except as stated elsewhere in this Annual Report or as indicated below.  See Item 6B – Directors, Senior Management and Employees - Compensation.  None of the directors, officers or principal shareholders of the Company, or any associates or affiliates of the Company, were involved in any transaction with the Company, or subsidiary, that was unusual in its nature or conditions, involving goods, services, or tangible or intangible assets except as herein disclosed.

Directors and officers of Kimber were paid an aggregate of $864,705during the year ended June 30, 2006 ($725,085 during the year ended June 30, 2005, $445,341 during the year ended June 30, 2004) for wages, directors’ fees, consulting, legal, accounting and administrative services.  These transactions have occurred in the normal course of operations and were measured at the exchange amount, which is that amount of consideration established and agreed to by the related parties.

Until June 15, 2006 the Company held 103,596 non-voting preferred shares of 616800 B.C. Ltd. These preferred shares were redeemable for $1 per share and therefore were carried on the books of the Company at $103,596. The non-voting preferred shares were redeemed by 616800 B.C. Ltd. on June 15, 2006. Kimber has two directors in common with 616800 B.C. Ltd.

A former officer of the Company, Alan D. Hitchborn, owed Kimber $22,702 as at July 1, 2003 ($19,702 as at June 30, 2004, $16,702 as at June 30, 2005) that was derive from tax deductions remitted on behalf of the officer in a previous fiscal year. The amount outstanding was repaid in full on June 28, 2006

On March 1, 2006 the Company closed brokered and non-brokered private placements of a total of 7,047,500 common shares at a price of $2.00 for gross proceeds of $14,095,000. Puplava Securities Inc. ("PSI") of San Diego, California acted as agent for the brokered private placement. The Company paid cash commissions and finder’s fees of $234,850 to PSI. Mr. Puplava, a Director and major shareholder of the Company, is a principal of PSI.  See Item 4B – Information on the Company – Business Overview – Company Financings – Private Placement No. 8

On January 14, 2004, Peter de Visser, a managing partner of De Visser Gray, Chartered Accountants was appointed Chief Financial Officer of Kimber. De Visser Gray was Kimber’s auditor and audited the financial statements in this Annual Report for the fiscal years ended June 30, 2003, 2002 and 2001.  Kimber appointed Mr. de Visser following a search for a Chief Financial Officer, a position that required the individual to have an accounting designation as a listing requirement by the Toronto Stock Exchange. Mr. de Visser was selected over other applicants based on his extensive knowledge of the industry and familiarity with the operations of the Company. To the knowledge of Kimber there are no conflicts of interest between Kimber and Mr. de Visser or any other companies or parties that he is affiliated with.

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

On December 16, 2003, Kimber closed a non-brokered private placement of 1,000,000 units that included family members of James Puplava, a director, Puplava Securities Inc. and other parties at a price of $0.70 per unit. Each unit consisted of one Common Share and one-half of one non-transferable share purchase warrant.  One whole warrant entitled the holder to purchase one additional Common Share of Kimber for 12 months at a price of $0.80. A list of the placees with relations to Mr. Puplava is below:

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

C. Interests of Experts and Counsel

Not Applicable

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

Attached hereto are the audited financial statements of Kimber for the year ended June 30, 2006 and 2005, which were prepared by management and have been audited by Kimber’s auditors, D&H Group LLP.  Also attached are the audited financial statements of Kimber for the fiscal years ended June 30, 2004, which were audited by the Company’s auditors, D&H Group LLP.

The financial statements are accompanied by auditors’ reports and related notes.  See “Item 17. -Financial Statements”.

Legal Proceedings

There are no legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings and those involving any third party, which may have, or have had in the recent past, significant effects on Kimber’s financial position or profitability.  There are no legal proceedings to which Kimber is a party, nor to the best of the knowledge of Kimber’s management are any legal proceedings contemplated except as herein disclosed.

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

B. Significant Changes

Since June 30, 2006, the date of the most recent consolidated financial statements, no significant changes have occurred that have not been disclosed elsewhere in this Annual Report.

ITEM 9. THE OFFERING AND LISTING

A. Offer and Listing Details

The authorized capital of Kimber consists of 80,000,000 Common Shares without par value, of which 47,383,922 were issued, outstanding and fully paid for as at September 25, 2006 (June 30, 2006 – 47,114,922). No Common Shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights, and no provisions for redemption, purchase or cancellation, surrender, sinking fund or purchase fund.  Provisions as to the creation, modification, amendment or variation of such rights or such provisions are contained in the Business Corporations Act (British Columbia).  There is no offer associated with this Annual Report.

Effective July 16, 2002, Kimber’s Common Shares and the July 12 Warrants had been listed and traded on the TSX Venture Exchange (“TSX-V”) under the symbols KBR and KBR.WT, respectively.  Prior to July 16, 2002, Kimber’s Common Shares were not listed or traded on any stock exchange or other regulated market. The July 12 Warrants issued in 2002 had been trading on the TSX Venture Exchange, however, they were 18 month warrants and were either exercised prior to January 12, 2004 or expired unexercised and are no longer trading. On the close of trading on June 17, 2004, Kimber voluntarily delisted its shares from the TSX Venture Exchange and Kimber’s shares were listed for trading on the Toronto Stock Exchange (“TSX”). Kimber was listed for trading on the American Stock Exchange (“AMEX”) on December 22, 2005.  The high and low sales prices for Kimber’s Common Shares that traded through the TSX-V, TSX and AMEX and the average daily trading volumes are set out below.

Period	TSX-V /TSX High	TSX-V /TSX Low	Average Daily Trading Volume on the TSX-V/TSX in Period	AMEX High	AMEX Low	Average Daily Trading Volume on the AMEX in Period
Year ended June 30, 2002	N/A	N/A	N/A
Year ended June 30, 2003	$0.70	$0.25	25,487
Year ended June 30, 2004	$3.00	$0.36	95,789
	TSX High	TSX Low	Average Daily Trading Volume on the TSX in Period	AMEX High	AMEX Low	Average Daily Trading Volume on the AMEX in Period
Year ended June 30, 2005	$2.20	$1.18	54,257
Year ended June 30, 2006	$3.95	$1.37	76,683	US$3.43	US$1.77	204,258

Year Ended June 30, 2005
Quarter ended Sept. 30, 2004	$2.15	$1.55	46,993
Quarter ended Dec. 31, 2004	$2.20	$1.50	61,600
Quarter Ended March 31, 2005	$2.69	$1.30	60,794
Quarter ended June 30, 2005	$1.92	$1.18	35,823

Year Ended June 30, 2006
Quarter ended Sept. 30, 2005	$1.77	$1.41	35,760
Quarter ended Dec. 31, 2005	$2.30	$1.37	49,586	US$2.34	US$1.70	263,233
Quarter Ended March 31, 2006	$3.73	$2.01	127,246	US$3.20	US$1.77	188,877
Quarter ended June 30, 2006	$3.95	$2.26	94,138	US$3.43	US$2.11	219,639

Most Recent Six Months
March, 2006	$3.73	$2.40	130,280	US$3.20	US$2.08	224,557
April 30, 2006	$3.95	$3.05	146,542	US$3.43	US$2.75	326,800
May 31, 2006	$3.45	$2.26	96,089	US$2.95	US$2.11	187,864
June 30, 2006	$2.96	$2.22	46,929	US$2.65	US$2.01	145,361
July 31, 2006	$2.68	$1.81	30,725	US$2.38	US$1.92	133,825
August 31, 2006	$2.61	$2.18	36,090	US$2.38	US$1.93	87,596

B. Plan of Distribution

Not Applicable

C. Markets

Kimber’s Common Shares began trading on the TSX Venture Exchange (TSX-V) on July 16, 2002. After the close of trading on June 17, 2004, Kimber voluntarily delisted its shares from the TSX Venture Exchange. On June 18, 2004 Kimber’s Common Shares were listed and began trading under the symbol KBR on the TSX in Toronto, Ontario, Canada.  On December 22, 2005 Kimber’s common shares began trading on AMEX under the symbol KBX.

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

D. Selling Shareholders

Not Applicable

E. Dilution

Not Applicable

F. Expenses of the Issue

Not Applicable

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not Applicable

B. Notice of Articles and Articles.

This information is incorporated by reference to our Form 20-F filed with the SEC on May 13, 2005.

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

The Investment Canada Act (the “Act”), enacted on June 20, 1985, requires prior notification to the Government of Canada on the “acquisition of control” of Canadian businesses by non-Canadians, as defined in the Act. Certain acquisitions of control, discussed below, are reviewed by the Government of Canada. The term “acquisition of control” is defined as any one or more non-Canadian persons acquiring all or substantially all of the assets used in carrying on the Canadian business, or the acquisition of the voting shares of a Canadian corporation carrying on the Canadian business or the acquisition of the voting interests of an entity carrying on the Canadian business. The acquisition of the majority of the outstanding shares of another entity is deemed to be an “acquisition of control” of a corporation. The acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an “acquisition of control” of a corporation unless it can be established that the purchaser does not in fact  control the corporation through the ownership of voting shares.

An investment requiring notification and review is any direct acquisitions of a Canadian business with assets of CDN$5,000,000 or more (subject to the comments below on World Trade Organization (“WTO”) investors; any indirect acquisition of a Canadian business (subject to the comments below on WTO investors) where the purchaser acquires control of entities in Canada having assets valued at CDN$50,000,000 or more; or any acquisition of a business with assets between CDN$5,000,000 and CDN$50,000,000 which represent more than 50% of the value of the total international transaction. In addition, specific acquisitions or new businesses in designated types of business activities related to Canada’s cultural heritage or national identity could be reviewed if the Government of Canada considers that it is in the public interest to do so.

The Act was amended with the implementation of the Agreement establishing the WTO to provide for special review thresholds for “WTO investors”, as defined in the Act. “WTO investor” generally means (i) an individual, other than a Canadian, who is a national of a WTO member (such as, for example, the United States), or who has the right of permanent residence in relation to that WTO member, (ii) governments of WTO members, and (iii) entities that are not Canadian controlled, but which are WTO investor controlled, as determined by rules specified in the Act. The special review thresholds for WTO investors do not apply, and the general rules described above do apply, to the acquisition of control of certain types of businesses specified in the Act, including a business that is a engages in the production of uranium and owns an interest in a producing uranium property in Canada. If the WTO investor rules apply, an investment in the shares of Kimber by or from a WTO investor will be reviewable only if it is an investment to acquire control of Kimber and the value of the assets of Kimber is equal to or greater than a specified amount (the “WTO Review Threshold”). The WTO Review Threshold is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada.  The 2006 WTO Review Threshold is CDN$265,000,000.

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

If an investment is reviewable, an application for review in the form prescribed by the regulations is normally required to be filed with the Director appointed under the Act (the “Director”) prior to the investment taking place and the investment may not be consummated until the review has been completed and the Minister (a person designated as such under the Act) is satisfied or is deemed to be satisfied that the investment is likely to be of net benefit to Canada. There are, however, certain exceptions. Applications concerning indirect acquisitions may be filed up to 30 days after the investment is consummated and applications concerning reviewable investments in culture-sensitive sectors are required upon receipt of a notice for review. In addition, the Minister (a person designated as such under the Act) may permit an investment to be consummated prior to completion of the review, if he is satisfied that delay would cause undue hardship to the acquiror or jeopardize the operations of the Canadian business that is being acquired. The Director will submit the application to the Minister, together with any other information or written undertakings given by the acquiror and any representation submitted to the Director by a province that is likely to be significantly affected by the investment.

The Minister will then determine whether the investment is likely to be of net benefit to Canada, taking into account the information provided and having regard to certain factors of assessment where they are relevant. Some of the factors to be considered are (i) the effect of the investment on the level and nature of economic activity in Canada, including the effect on employment, on resource processing, and on the utilization of parts, components and services produced in Canada; (ii) the effect of the investment on exports from Canada; (iii) the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms or would form a part; (iv) the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada; (v) the effect of the investment on competition within any industry or industries in Canada; (vi) the compatibility of the investment with national industrial, economic and cultural policies taking into consideration industrial, economic and cultural objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and (vii) the contribution of the investment to Canada’s ability to compete in world markets.

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

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of Common Shares of Kimber for a shareholder of Kimber who is not a resident of Canada but is a resident of the United States and who will acquire and hold shares of Common Shares of Kimber as capital property for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”). This summary does not apply to a shareholder who carries on business in Canada through a “permanent establishment” situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder’s holding in Kimber is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Canadian Tax Act and the regulations thereunder and on an understanding of the administrative practices of Canada Revenue Agency, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is general only and is not a substitute for independent advice from a shareholder’s own Canadian and U.S. tax advisors.

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

U.S. Holders

As used herein, a “U.S. Holder” means a holder of Common Shares of Kimber who is (i) a citizen or individual resident of the U.S., (ii) a corporation (other than a corporation subject to Subchapter S of the Code) created or organized in or under the laws of the U.S. or of any political subdivision thereof, (iii) an estate whose income is taxable in the U.S. irrespective of source or (iv) a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described Section 7701(a)(30) of the Code.

Persons Not Covered

This summary does not address the U.S. federal income tax consequences to persons (including persons who are U.S. Holders) subject to special provisions of U.S. federal income tax law, including (i) tax-exempt organizations, (ii) qualified retirement plans, (iii) individual retirement accounts and other tax-deferred accounts, (iv) financial institutions, (v) insurance companies, (vi) real estate investment trusts, (vii) regulated investment companies, (viii) broker-dealers, (ix) persons or entities that have a “functional currency” other than the U.S. dollar, (x) persons subject to the alternative minimum tax, (xi) persons who own their Common Shares of Kimber as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, (xii) persons who acquired their Common Shares of Kimber through the exercise of employee stock options or otherwise as compensation for services, (xiii) persons that own an interest in an entity that owns Common Shares of Kimber, (xiv) persons who own, exercise or dispose of any options, warrants or other rights to acquire Common Shares of Kimber, (xv) entities treated as partnerships for U.S. federal income tax purposes, (xvi) corporations subject to Subchapter S of the Code, or (xvii) persons who own their Common Shares of Kimber other than as a capital asset within the meaning of Section 1221 of the Code.

Distributions on Common Shares of Kimber

U.S. Holders receiving distributions (including constructive distributions) with respect to Common Shares of Kimber are required to include in gross income for U.S. federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that Kimber has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Canadian income tax withheld from distributions may result in a credit or deduction for United States federal income tax purposes. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions from Kimber exceed current or accumulated earnings and profits of Kimber, such distributions will be treated first as a return of capital, to the extent of the U.S. Holder’s adjusted basis in the Common Shares, and thereafter as gain from the sale or exchange of the Common Shares of Kimber. (See more detailed discussion at “Disposition of Common Shares of Kimber” below)  In general, dividend distributions are taxed as ordinary income.  At present, such dividends may be subject to a preferential tax rate for individuals, estates and trusts of no more than 15% if such dividends are “qualified dividends”.  However, this preferential tax rate may not be available if Kimber is, or was, a Passive Foreign Investment Company (“PFIC”). (See Passive Foreign Investment Company discussion below).

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

Certain information reporting and backup withholding rules may apply with respect to certain payments related to Kimber’s Common Shares. In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold 28% of any payments to a U.S. Holder of Kimber’s Common Shares of dividends on, or proceeds from the sale of, such Common Shares within the U.S., if a U.S. Holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the information reporting and backup withholding rules applicable to Kimber’s Common Shares.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian or other foreign income tax with respect to the ownership of Common Shares of Kimber may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for U.S. federal income tax purposes with respect to such foreign tax paid or withheld.  This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from distributions to) the U.S. Holder during that year.  If the taxpayer chooses to deduct foreign taxes, the allowable deduction may be limited by various tax rules.

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

Recent legislation will significantly modify the foreign tax credit rules discussed above.  Effective for tax years beginning after December 31, 2006, there will be only two specific classes of income for purposes of calculating foreign tax credit limitations (a passive category and a general category).  Other income that would have been included in one of the current categories will be included in one of these two categories.

In some limited circumstances, a U.S. individual taxpayer may be able to claim a foreign tax credit without regard to the foregoing limitation.  This would be the case if the taxpayer’s entire foreign source income for such year was passive income subject to information reporting (generally Form 1099) and the associated foreign income taxes were no more than $300 ($600 in the case of a joint return).

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

Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation. Deductions for net capital losses are subject to significant limitations. For U.S. Holders that are not corporations, any unused portion of such net loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations, an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.  The availability of preferential tax rates on capital gains is subject to Kimber’s status as a PFIC. (See Passive Foreign Investment Company discussion below).

Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the U.S. federal income tax consequences to U.S. Holders resulting from the ownership and disposition of Common Shares of Kimber:

Controlled Foreign Corporation

If more than 50% of the total voting power or the total value of Kimber’s outstanding shares is owned, directly, indirectly, or by attribution by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), each of which own, directly, indirectly, or by attribution 10% or more of the total voting power of Kimber’s outstanding shares (each a “10% Shareholder”), Kimber could be treated as a “Controlled Foreign Corporation” (“CFC”) under Section 957 of the Code.

The classification of Kimber as a CFC would effect many complex results, including that 10% Shareholders of Kimber would generally (i) be treated as having received a current distribution of their pro rata shares of Kimber’s “Subpart F income” and (ii) would also be subject to current U.S. federal income tax on their pro rata shares of Kimber’s earnings invested in “U.S. property.” The foreign tax credit may reduce the U.S. federal income tax on these amounts for such 10% Shareholders who are corporations (See more detailed discussion at “Foreign Tax Credit” above). In addition, under Section 1248 of the Code, gain from the sale or other taxable disposition of Common Shares of Kimber by a U.S. Holder that is or was a 10% Shareholder at any time during the five-year period ending with the sale is treated as ordinary (dividend) income to the extent of earnings and profits of Kimber attributable to the Common Shares sold or exchanged.

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

Passive Foreign Investment Company

Certain U.S. income tax legislation contains rules governing PFICs, which can have significant tax effects on U.S. Holders of foreign corporations. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. and, for any taxable year, either (i) 75% or more of its gross income is “passive income” or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. However, gains resulting from commodities transactions are generally excluded from the definition of passive income if such gains arise out of commodity hedging transactions or are active business gains, but only if substantially all the corporation’s commodities are inventory or other certain ordinary income property.

For purposes of the PFIC income test and the assets test, if a foreign corporation owns (directly or indirectly) at least 25% by value of the stock of another corporation, such foreign corporation shall be treated as if it (a) held a proportionate share of the assets of such other corporation, and (b) received directly its proportionate share of the income of such other corporation. Also, for purposes of such PFIC tests, passive income does not include any interest, dividends, rents or royalties that are received or accrued from a “related” person to the extent such amount is properly allocable to the income of such related person which is not passive income. For these purposes, a person is related with respect to a foreign corporation if such person “controls” the foreign corporation or is controlled by the foreign corporation or by the same persons that control the foreign corporation. For these purposes, “control” means ownership, directly or indirectly, of stock possessing more than 50% of the total voting power of all classes of stock entitled to vote or of the total value of stock of a corporation.

Kimber believes that it may have qualified as a PFIC for its most recent taxable year, may have qualified as a PFIC in prior years and may qualify as a PFIC in subsequent years. There can be no assurance that Kimber’s determination concerning its PFIC status will not be challenged.

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

QEF Election

A U.S. Holder who elects in a timely manner to treat Kimber as a QEF (an “Electing U.S. Holder”) will be subject, under Section 1293 of the Code, to current U.S. federal income tax for any taxable year in which Kimber qualifies as a PFIC on his or its pro rata share of Kimber’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder’s taxable year in which (or with which) Kimber’s taxable year ends, regardless of whether such amounts are actually distributed.  If Kimber has a deficit in earnings and profits for the year, there will be no income inclusion for the U.S. Holders but no loss will flow through to the U.S. Holders.

A QEF election will only be effective if Kimber provides certain information to the U.S. Holders.  There can be no assurances that Kimber can, or will, comply with these requirements.  U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for making a QEF election.

An effective QEF election, if in force for all PFIC years in the U.S. Holder’s holding period, or if made in conjunction with an election to purge the PFIC taint, also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his or its Kimber Common Shares as capital gain; and (ii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of Kimber’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as “personal interest” that is not deductible.  If no QEF election is in force for all PFIC years in a taxpayer’s holding period, Section 1291 treatment, discussed below, will apply.

The U.S. federal income tax consequences of the QEF election will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which Kimber is a PFIC. If Kimber qualified as a PFIC in a prior year in the holding period, then in order to purge the PFIC taint for prior years, in addition to making the QEF election, the U.S. Holder must elect to recognize (i) under the rules of Section 1291 of the Code (discussed herein), any gain that he or it  would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if Kimber is a controlled foreign corporation, the U.S. Holder’s pro rata share of Kimber’s post-1986 earnings and profits as of the qualification date. The qualification date is the first day of Kimber’s first tax year in which Kimber qualified as a QEF with respect to such U.S. Holder.   U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules. In addition to the above rules, under very limited circumstances, a U.S. Holder may make a retroactive QEF election if such U.S. Holder failed to file the QEF election documents in a timely manner.

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

Section 1291 Rules

If a U.S. Holder does not have a QEF election in effect during a year in which it holds the Common Shares in question and Kimber is a PFIC (a “Non-Electing U.S. Holder”), then special  punitive taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his or its Common Shares and (ii) certain “excess distributions” (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, the U.S. Holder’s holding period) by Kimber.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of Kimber Common Shares and all excess distributions on Kimber Common Shares over the entire holding period for the Common Shares. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of Kimber during such U.S. Holder’s holding period for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly non-deductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

The punitive consequences of Section 1291 fund status extend beyond the rules discussed above.  For example, under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of Kimber Common Shares in the hands of the transferee and the basis of any property received in the exchange for those Common Shares would be increased by the amount of gain recognized. However, the specific U.S. federal income tax consequences to the U.S. Holder and the transferee may vary based on the manner in which the Common Shares are transferred.

In addition, certain special adverse rules may apply with respect to the holding of Kimber Common Shares while Kimber is a PFIC. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

If Kimber is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Kimber Common Shares, then Kimber will continue to be treated as a PFIC with respect to such Kimber Common Shares, even if it is no longer a PFIC by definition. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Kimber Common Shares had been sold on the last day of the last taxable year for which it was a PFIC.

Mark-to-Market Election

U.S. Holders who hold, actually or constructively, marketable stock (as specifically defined in the Treasury Regulations) of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to the market (a “mark-to-market election”). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder effective after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to Kimber Common Shares (including any gain from the initial mark-to-market). A U.S. Holder who makes the mark-to-market election will include in income for the taxable year for which the election was made and subsequent years an amount equal to the excess, if any, of the fair market value of the Common Shares of Kimber as of the close of such tax year over such U.S. Holder’s adjusted basis in such Common Shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the Common Shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the Common Shares in Kimber included by such U.S. Holder for prior tax years, including any amount which was included pursuant to the Section 1291 rules discussed above, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder’s adjusted tax basis in the Common Shares of Kimber will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year Kimber is a PFIC, unless Kimber Common Shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. U.S. Holders should consult their tax advisor regarding the manner of making such an election.

Kimber believes that its Common Shares should presently qualify as marketable stock for purposes of Section 1296, but there is no assurance that the Common Shares will continue to so qualify.

The PFIC rules are very complex, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the PFIC rules, including the advisability of and procedure for making a QEF election or a mark-to-mark election, and how these rules may impact their U.S. federal income tax situation.

Other Reporting Rules

Under a number of circumstances, United States investors acquiring Common Shares may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA, USA 19255. In particular, any United States investor who becomes the owner, directly or indirectly, of 10% or more of the Common Shares will be required to file such a return. Other filing requirements may apply and United States investors should consult their own tax advisors concerning these requirements.

F. Dividends and Paying Agents

Not applicable

G. Statement by Experts

Not applicable.

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

I. Subsidiary Information

The following is information regarding the Company’s wholly owned subsidiaries:

Business Name	Jurisdiction of Incorporation	Office Address	Telephone
Minera Monterde, S. de R.L. de C.V.	Mexico	Camino al Campestre # 4302 Col. Quintas Campestre, CP 31214 Chihuahua, Chih. Mexico	52-614-410-8344
Kimber Resources de Mexico S.A. de C.V.	Mexico	Avenida del Mar No. 1022 Oficina 5, Zona Costera, Mazatlan, Sinaloa, Mexico 82149	52 6699 900 548
Minera Pericones S.A. de C.V.	Mexico	Avenida del Mar No. 1022 Oficina 5, Zona Costera, Mazatlan, Sinaloa, Mexico 82149	52 6699 900 548

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In summary, the principal market risks which the Company is exposed to are changes in the price of gold and silver and adverse movements in foreign exchange rates.  The Company uses the Canadian dollar as its reporting currency and is therefore exposed to foreign exchange movements in the United States Dollar and the Mexican Peso. For more detailed disclosure of industry risks please see above ‘Item 3 D Risk Factors – Industry Risks’.

During the financial year and up to the date of this report the Company has not used financial instruments to reduce its exposure to market risks.  Additional disclosure on financial instruments held by the Company at June 30, 2006 is contained in note 2 ‘Financial instruments’ to the financial statements.

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

ITEM 16B. CODE OF ETHICS

Kimber’s Code of Conduct is available on the Company’s website at www.kimberresources.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The Company’s audit committee appointed D&H Group LLP (“D&H Group”) as independent auditors to audit the Company’s financial statements for the fiscal year ended June 30, 2006. The aggregate fees billed by D&H Group for professional services rendered and expenses for the audit of our annual financial statements included in this Annual Report for the fiscal year ended June 30, 2006 were $27,210.

Audit Related Fees

For the fiscal year ended June 30, 2006, the aggregate fees billed for assurance and related services by D&H Group relating to our quarterly financial statements which are not reported under the caption “Audit Fees” above, were $992.

Tax Fees

For the fiscal year ended June 30, 2006, the aggregate fees billed for tax compliance, tax advice and tax planning on United States tax matters by D&H Group were $1,870.

All Other Fees

For the fiscal year ended June 30, 2006, the aggregate fees billed by D&H Group for other non-audit professional services, other than those services listed above, totalled $ nil.

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

2.

Consolidated Balance Sheets;

3.

Consolidated Statements of Operations and Deficit;

4.

Consolidated Statements of Cash Flows;

5.

Consolidated Statement of Unproven Mineral Right Interests; and

6.

Notes to the Consolidated Financial Statements.

ITEM 18. FINANCIAL STATEMENTS

Not Applicable

ITEM 19. EXHIBITS

The exhibits included in this Form 20-F are in the following order:

1.

Articles of Incorporation and Bylaws

This information is incorporated by reference to our Form 20-F filed with the SEC on May 13, 2005.

3.

Voting Trust Agreements

Not Applicable

4.

Material Contract

Except for contracts made in the ordinary course of the Company's business, the following are the material contracts to be performed in whole or in part on or after the date of filing this Form 20-F or entered into by Kimber or Minera Monterde within two years before the date of this Form 20-F:

a.

Sale and Purchase of Mining Concessions Agreement dated June 20, 2003, between Miguel Orozco Franco and his spouse Griselda Palma Heredia, Jose Gildardo Estrada Ramirez and his spouse Olivia Moreno Urista, Barney Green Lee Portillo and his spouse Susana Alicia Trejo Rubio as the “Vendor” and Minera Monterde as the “Purchaser” in respect to the Group 1 Concessions 1;

b.

Sale and Purchase of Mining Concessions Agreement dated June 20, 2003 between Carlos Humberto Munoz Caballero, represented by Vicente Arturo Caballero Olivas, Jose Gildardo Estrada Ramirez and his spouse Olivia Moreno Urista as “Vendors” and Minera Monterde as the “Purchaser”, in respect to the Group 2 Concessions 1;

c.

Sale and Purchase of Mining Concession Agreement dated June 22, 2004 between Vicente Arturo Caballero Olivas and his spouse Susana Otilia Quevedo Almazan, Maria Estela Caballero de Swanson, Gloria Caballero de Munoz, Joseph Vicente Vere Caballero, Olivas, Sylvia Margarita Vere Caballero de Ramos, also known as Sylvia Margarita Ramos, all represented by Vicente Arturo Caballero Olivas, as “Vendors” and Minera Monterde as the “Purchaser”, in respect to the Group 3 Concessions 1;

d.

Sale and Purchase of Mining Concessions Agreement dated June 20, 2003 between Francisca Giron Duarte, the beneficiary of the estate of Ismael Quezada Campos and Minera Monterde as the “Purchaser”, in respect to the Group 4 Concessions 1;

e.

Carried Interest Agreement dated February 18, 2000 among Kimber, Thorne International Ltd. and Minera Ayutla S. A. de C. V. 1;

f.

Sale and Purchase of Mining Concessions Agreement dated September 8, 2003 between Cia Mineral el Coronel, S. A. de C. V. as “Vendor” and Minera Monterde as the “Purchaser” in respect to the El Coronel Concessions 1;

g.

Temporary Occupation of Ejido Land Agreement dated July 13, 2004 between the Ejido Monterde, represented by the members of its board of directors, Blas Quezada Ozuna, Ramon Balois Munoz, Miguel Palacios Trias, and Manuel Quezada Ponce and Minera Monterde 1;

h.

Management Agreement dated as of the 15th day of March 2002, between Kimber and Robert V. Longe, subsequently amended as to a salary by verbal agreement 1;

i.

Management Agreement dated as of the 15th day of March 2002, between Kimber and Michael E. Hoole, subsequently amended as to a salary and employment status rather than independent consultant status by verbal agreement 1;

j.

Management Agreement dated as of the 15th day of March 2002, between Kimber and Alan D. Hitchborn 1;

k.

Intentionally left blank

l.

Transfer Agent, Registrar and Dividend Disbursing Agent Agreement dated as of the 29th day of April 2002 between Kimber and Computershare Trust Company of Canada 1;

m.

Stock Option Plan dated for reference March 28, 2002, as amended by Shareholder resolutions passed December 10, 2003 1;

n.

Stock Option Agreements between Kimber and various directors, consultants, employees and officers of and to Kimber. Samples of the various standard form option agreements are attached 1.

The following is a list of optionees and details of their option agreements as at September 25, 2006:

Optionee	Date of Grant	Number of Options	Exercise Price	Expiry Date
Carlos Bell	Aug 3/03	30,000	$0.73	Aug 13/08
Carlos Bell	Oct 6/04	10,000	$2.14	Oct 6/09
Carlos Bell	Sep 19/05	10,000	$1.65	Sep 19/10
Dennis Bergen	Jan 16/04	25,000	$2.05	Jan 16/09
Dennis Bergen	Oct 6/04	5,000	$2.14	Oct 6/09
Dennis Bergen	Dec 7/05	50,000	$1.50	Dec 7/10
Damir Cucor	Oct 6/04	20,000	$2.14	Oct 6/09
Damir Cucor	Sep 19/05	20,000	$1.65	Sep 19/10
Gordon Cummings	July 18/06	150,000	$2.40	July 18/11
Peter de Visser	Jan 16/04	50,000	$2.05	Jan 16/09
Peter de Visser	Oct 6/04	10,000	$2.14	Oct 6/09
Peter de Visser	Sep 19/05	7,000	$1.65	Sep 19/10
Clifford Grandison	Jan 16/04	50,000	$2.05	Jan 16/09
Clifford Grandison	Oct 6/04	30,000	$2.14	Oct 6/09
Clifford Grandison	Sep 19/05	30,000	$1.65	Sep 19/10
Alan Hitchborn	May 30/02	300,000	$0.45	Oct 5/06
Alan Hitchborn	Aug 13/03	301,100	$0.73	Oct 5/06
Alan Hitchborn	Oct 6/04	90,000	$2.14	Oct 5/06
Alan Hitchborn	Sep 19/05	50,000	$1.65	Oct 5/06
Denise Hitchborn	Oct 6/04	7,000	$2.14	Sept 28/06
Denise Hitchborn	Sep 19/05	3,000	$1.65	Sept 28/06
Elisa Hoole	Feb 27/03	30,000	$0.46	Feb 27/08
Elisa Hoole	Aug 13/03	5,000	$0.73	Aug 13/08
Elisa Hoole	Oct 6/04	15,000	$2.14	Oct 6/09
Elisa Hoole	Sep 19/05	7,000	$1.65	Sep 19/10
Michael E. Hoole	Apr 3/02	80,000	$0.45	Jun 6/07
Michael E. Hoole	May 30/02	200,000	$0.45	Jul 12/07
Michael E. Hoole	Aug 13/03	100,000	$0.73	Aug 13/08
Michael E. Hoole	Oct 6/04	100,000	$2.14	Oct 6/09
Michael E. Hoole	Sep 19/05	50,000	$1.65	Sep 19/10
Darren Klinck	Apr 18/05	40,000	$1.70	Apr 18/10
Darren Klinck	Sep 19/05	40,000	$1.65	Sep 19/10
Darren Klinck	Jul 18/06	100,000	$2.40	Jul 18/11
Laura Leal	Oct 6/04	20,000	$2.14	Oct 6/09
Laura Leal	Sep 19/05	5,000	$1.65	Sep 19/10
Robert V. Longe	Apr 3/02	80,000	$0.45	Jun 6/07
Robert V. Longe	May 30/02	200,000	$0.45	Jul 12/07
Robert V. Longe	Aug 13/03	100,000	$0.73	Aug 13/08
Robert V. Longe	Oct 6/04	110,000	$2.14	Oct 6/09
Robert V. Longe	Sep 19/05	50,000	$1.65	Sep 19/10
Luard Manning	May 30/02	50,000	$0.45	Jul 12/07
Luard Manning	Aug 13/03	50,000	$0.73	Aug 13/08
Luard Manning	Oct 6/04	30,000	$2.14	Oct 6/09
Luard Manning	Sep 19/05	30,000	$1.65	Sep 19/10
Rene Navarette	Oct 6/04	20,000	$2.14	Oct 6/09
Rene Navarette	Sep 19/05	5,000	$1.65	Sep 19/10
James Puplava	Oct 6/04	130,000	$2.14	Oct 6/09
James Puplava	Sep 19/05	10,000	$1.65	Sep 19/10
J. Byron Richards	Apr 3/02	43,700	$0.45	Jun 6/07
J. Byron Richards	May 30/02	25,000	$0.45	Jul 12/07
J. Byron Richards	Nov 2/02	25,000	$0.45	Oct 29/07
J. Byron Richards	Aug 13/03	100,000	$0.73	Aug 13/08
J. Byron Richards	Oct 6/04	90,000	$2.14	Oct 6/09
J. Byron Richards	Sep 19/05	50,000	$1.65	Sep 19/10
Kyanoosh Rouhi	Oct 6/04	10,000	$2.14	Oct 6/09
Kyanoosh Rouhi	Sep 19/05	15,000	$1.65	Sep 19/10
Abraham Urias	Jan 16/04	50,000	$2.05	Jan 16/09
Abraham Urias	Oct 6/04	25,000	$2.14	Oct 6/09
Abraham Urias	Sep 19/05	30,000	$1.65	Sep 19/10

o.

Change of Control Agreements dated January 13, 2004, between Kimber and each of Robert V. Longe, Michael E. Hoole and J. Byron Richards. A sample of the agreement is attached 1;

p.

Listing Agreement dated June 11, 2004 between the Toronto Stock Exchange, the “TSX”, and Kimber 1;

q.

Agency Agreement – Unit Private Placement dated March 26, 2003 between Kimber and Canaccord and Amendment Agreement dated May 8, 2003 between the same parties 1;

r.

Various Private Placement Subscription Agreements in connection with the brokered private placement of a total of 1,765,000 Units of Kimber consisting of one (1) share and one-half (1/2) warrant which closed on May 14, 2003. An unsigned copy of the form of the Private Placement Subscription Agreements is attached 1;

s.

Agency Agreement – Unit Private Placement dated November 20, 2003 between Kimber and Canaccord;

t.

Various Private Placement Subscription Agreements in connection with the brokered private placement of a total of 1,000,000 Units of Kimber consisting of one (1) share and one-half (1/2) warrant which closed on December 16, 2003. An unsigned copy of the form of the Private Placement Subscription Agreements is attached 1;

u.

Various Private Placement Subscription Agreements in connection with the non-brokered private placement of a total of 1,000,000 Units of Kimber consisting of one (1) share and one-half (1/2) warrant which closed on December 16, 2003. A signed copy of the form of the Private Placement Subscription Agreements is attached as an example 1;

v.

Sale and Purchase of Mining Concessions Agreement dated May 18, 2004 between Lilia Olivia Moreno, also known as Lilia Oliva Moreno Urista and her spouse Gildardo Estrada Ramirez as “Vendor” and Minera Monterde as the “Purchaser”, in respect to certain staked concessions being part of the Monterde Property 1;

w.

Agency Agreement – Unit Private Placement dated September 9, 2004 of 1,270,000 units priced at $1.55 between Kimber and Haywood 1;

x.

Various Private Placement Subscription Agreements in connection with the brokered private placement of a total of 1,270,000 Units of Kimber consisting of one (1) share and one-half (1/2) warrant which closed on September 9, 2004. A copy of the two forms (one US and one non-US) of the Private Placement Subscription Agreements are attached as an example 1;

y.

Various Private Placement Subscription Agreements in connection with the non-brokered private placement of a total of 3,290,324 Units of Kimber consisting of one (1) share and one-half (1/2) warrant which closed on February 22, 2005. A copy of the form of the Private Placement Subscription Agreements is attached as an example 1;

z.

Various Private Placement Subscription Agreements in connection with the non-brokered private placement of a total of 3,333,332 Units of Kimber consisting of one (1) share and one-half (1/2) warrant which closed on August 21, 2005. A copy of the form of the Private Placement Subscription Agreements is attached as an example 2;

aa.

Agency Agreement – Private placement of up to 9,400,000 Common Shares dated January 31, 2006 between Puplava Securities Inc. and Kimber Resources Inc.

bb.

Financial Advisory Agreement dated January 30, 2006 between Investor Resources LLC and Kimber Resources Inc.

cc.

Finder’s fee agreement dated February 22, 2006 between Blackmont Capital Inc. and Kimber Resources Inc.

dd.

Various Private Placement Subscription Agreements in connection with the brokered and non-brokered private placement of a total of 7,047,500 Common Shares of Kimber consisting of one which closed on March 1, 2006. An unsigned copy of the form of the forms of Private Placement Subscription Agreements are attached as an examples;

ee.

Temporary Occupation of Ejido Land Agreement dated May 7, 2006 between the Ejido Ocobiachi, represented by the members of its board of directors, Octavio Castro Marquez, Guadalupe Ortiz Rivas, and the President of its Supervisopry Board, Fernando Trias Aranda and Minera Monterde.

1 These material contracts (items ‘a’ to ‘y’) are incorporated by reference to our Form 20-F filed with the SEC on May 13, 2005.

2 This material contract (item ‘z’) is incorporated by reference to our annual Form 20-F filed with the SEC on December 20, 2005.

10.

Additional Exhibits

Not Applicable

RECENT DEVELOPMENTS

On September 6, 2006 the Board of Directors of the Company received a letter from legal counsel for Mr. James Puplava, a director and significant shareholder of Kimber, making allegations against current management of the Company and advising that Mr. Puplava intends to commence a proxy battle with the objective of replacing the majority of the Board of Directors and current management of Kimber.  Management has made certain allegations against Mr. Puplava and the Board of Directors has appointed a committee of independent directors to retain and instruct special counsel, who is independent of Kimber, the director and management, for the purpose of investigating all allegations and making recommendations to the Board.

On September 12th, 2006 an employee of Minera Monterde was involved in a motor vehicle accident.  The employee, driving a pick-up truck, collided with a group of cyclists returning from training in the outskirts of Chihuahua City, Mexico.  One fatality and injuries were reported but details are yet to be confirmed.  The driver was taken into police custody and was tested for alcohol consumption.  No action has been taken against the Company as of September 25, 2006.

SIGNATURE PAGE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, Kimber Resources Inc. certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 25, 2006

On Behalf of KIMBER RESOURCES INC.,

“R.V. Longe”

________________________

Robert V. Longe

President, Chief Executive Officer and Director

“M.E. Hoole”

________________________

Michael E. Hoole

Vice-President, Corporate Secretary and Director

KIMBER RESOURCES INC.

Consolidated Financial Statements

(stated in Canadian dollars)

June 30, 2006

June 30, 2005

June 30, 2004

(Audited)

(An exploration stage Company)

AUDITORS' REPORT

To the Shareholders of

Kimber Resources Inc.

We have audited the consolidated balance sheets of Kimber Resources Inc. as at June 30, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years ended June 30, 2006, 2005 and 2004.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2006 and 2005 and the results of its operations and cash flows for the years ended June 30, 2006, 2005 and 2004 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States.  Application of accounting principles generally accepted in the United States would have affected assets and shareholders’ equity as at June 30, 2006 and 2005 and results of operations and cash flows for the years ended June 30, 2006, 2005 and 2004 to the extent summarized in Note 12 to the consolidated financial statements.

On September 1, 2006 we reported separately to the shareholders of Kimber Resources Inc. on the consolidated balance sheets as at June 30, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years ended June 30, 2006, 2005 and 2004 audited in accordance with Canadian generally accepted auditing standards.

Vancouver, B.C.

September 1, 2006, except as to notes 13 (d),

which is as of September 6, 2006, and 13 (e),

“D&H Group LLP”

which is as of September 12, 2006

 Chartered Accountants

D&H Group LLP

a B.C. Limited Liability Partnership of Corporations

member of BHD Association with affiliated offices across Canada and Internationally

10th Floor, 1333 West Broadway, Vancouver, B.C. V6H 4C1 ☐  www.dhgroup.ca ☐ F (604) 731-9923 ☐ T (604) 731-5881

KIMBER RESOURCES INC.

Consolidated Balance Sheets

(stated in Canadian dollars)

	June 30,
	2006	2005

A S S E T S
Current Assets
Cash and cash equivalents	$ 15,866,960	$ 4,288,648
Amounts receivable (note 4 and 10)	993,441	450,471
Due from related parties	-	16,702
Prepaid expenses	46,837	40,234
	16,907,238	4,796,055

Equipment (note 6)	603,347	436,736
Investment (note 5)	-	103,596
Unproven mineral right interests (Schedule, note 2 & 3)	21,749,820	11,601,330
	$ 39,260,405	$ 16,937,717

L I A B I L I T I E S
Current liabilities
Accounts payable and accrued liabilities	$ 1,422,519	$ 900,269
Due to related party	-	465
	1,422,519	900,734
Commitment (note 14)
S H A R E H O L D E R S’ E Q U I T Y

Share capital (note 8)	42,766,942	19,033,066
Contributed surplus (note 9)	1,796,853	1,366,406
Deficit	(6,725,909)	(4,362,489)
	37,837,886	16,036,983
	$ 39,260,405	$ 16,937,717

Nature of operations (note 1)
Subsequent events (note 13

Approved on behalf of the Board of Directors:
“R. V. Longe”	“M. E. Hoole”
Robert V. Longe, Director	Michael E. Hoole, Director

See notes to consolidated financial statements

KIMBER RESOURCES INC.

Consolidated Statements of Operations and Deficit

(stated in Canadian dollars)

	Years ended June 30,
	2006	2005	2004
		(Note 2(n))	(Note 2 (n))

Revenue	$ -	$ -	$ -

Expenses
Amortization of equipment	$ 38,406	$ 24,034	$ 15,947
Foreign exchange (gain)/loss	22,636	(17,103)	10,554
General exploration	124,730	24,893	-
Interest and bank charges	1,671	4,043	6,146
Investor relations	309,669	195,163	163,673
Office and miscellaneous	186,614	123,421	77,605
Legal and audit	150,424	51,380	53,512
Rent	72,775	64,365	43,016
Salaries and benefits	726,239	570,991	479,017
Stock-based compensation	760,324	720,469	533,448
Transfer and filing fees	133,767	39,386	112,405
Travel and accommodation	132,127	85,231	82,804

Net loss before other items	(2,659,382)	(1,886,273)	(1,578,127)
Other items
Interest income	295,962	74,784	64,316
Unproven mineral right interests written-off	-	(14,493)	-
Net loss for the year	(2,363,420)	(1,825,982)	(1,513,811)
Deficit - beginning of year	(4,362,489)	(2,536,507)	(1,022,696)
Deficit - end of year	$ (6,725,909)	$ (4,362,489)	$ (2,536,507)

Loss per share, basic and diluted (note 2(g))	$ (0.06)	$ (0.06)	$ (0.07)

Weighted average number of shares outstanding	40,026,359	30,612,668	21,977,441

See notes to consolidated financial statements

KIMBER RESOURCES INC.

Consolidated Statements of Cash Flows

(stated in Canadian dollars)

	Years ended June 30,
	2006	2005	2004
Cash provided by (used for):
Operating Activities
Net loss for the year	$ (2,363,420)	$ (1,825,982)	$ (1,513,811)
Items not involving cash:
Amortization of equipment	38,406	69,854	15,947
Stock-based compensation	760,324	720,469	533,448
Unproven mineral right interests written-off	-	14,493	-
	(1,564,690)	(1,021,166)	(964,416)
Changes in the following:
Amounts receivable	(542,970)	84,195	(326,022)
Due from related parties	16,702	3,000	3,000
Prepaid expenses	(6,603)	(9,262)	(10,285)
Accounts payable and accrued liabilities	522,250	257,667	595,168
Due to related party	(465)	(1,002)	(6,231)
	(1,575,776)	(686,568)	(708,786)

Investing Activities
Redemption of preferred shares	103,596	-	-
Purchase of equipment	(269,079)	(64,182)	(382,412)
Unproven mineral right interests	(10,084,428)	(6,233,812)	(3,654,415)
	(10,249,911)	(6,297,994)	(4,036,827)
Financing Activities
Common shares issued for cash	24,048,306	8,339,517	6,920,438
Share issuance costs	(644,307)	(346,152)	(67,513)
	23,403,999	7,993,365	6,852,925

Increase in cash during the year	11,578,312	1,008,803	2,107,312
Cash and cash equivalents - beginning of year	4,288,648	3,279,845	1,172,533
Cash and cash equivalents - end of year	$ 15,866,960	$ 4,288,648	$ 3,279,845
Supplementary financial information
Financing activities
Shares and securities issued for finder’s fees	$ -	$ 146,309*	$ 54,180**
Share issue costs	-- *	(146,309)*	(54,180)*
* includes $86,309 fair value of agent’s options
** includes $26,180 fair value of agent’s warrants

Cash and cash equivalents comprise of:
Cash	799,808	1,289,297	488,653
Banker’s acceptance notes	15,067,152	2,999,351	2,791,192
	$ 15,866,960	$ 4,288,648	$ 3,279,845

See notes to consolidated financial statements

KIMBER RESOURCES INC.

Consolidated Statements of Unproven Mineral Right Interests (note 2 & 3)

(stated in Canadian dollars)

	June 30, 2004	Net Costs	June 30, 2005	Net Costs	June 30, 2006
MEXICO
Monterde Property
Acquisition	$ 971,243	$ 525,103	$ 1,496,346	$ 742,262	$ 2,238,608
Exploration
Amortization	12,665	45,289	57,954	64,062	122,016
Assays	556,514	647,785	1,204,299	827,288	2,031,587
Drilling	1,393,297	2,251,312	3,644,609	4,600,027	8,244,636
Engineering	197,864	175,667	373,531	636,299	1,009,830
Environmental study	133,382	288,034	421,416	225,175	646,591
Field, office	204,750	83,919	288,669	108,015	396,684
Geological, geophysical	716,653	861,051	1,577,704	1,300,005	2,877,709
Legal	116,424	86,051	202,475	98,408	300,883
Maps, reports, reproductions	148,581	148,346	296,927	217,230	514,157
Metallurgy	33,078	184,054	217,132	50,360	267,492
Road construction	228,864	435,658	664,522	321,967	986,489
Salaries and wages	86,070	96,743	182,813	124,794	307,607
Scoping study	11,392	-	11,392	-	11,392
Socioeconomic studies	-	-	-	26,619	26,619
Stakeholder costs	6,430	15,610	22,040	20,235	42,275
Supplies	204,276	182,130	386,406	516,519	902,925
Travel, accommodation	302,799	201,409	504,208	267,047	771,255
Third party recoveries	(9,931)	-	(9,931)	-	(9,931)
	4,343,108	5,703,058	10,046,166	9,404,050	19,450,216
	5,314,351	6,228,161	11,542,512	10,146,312	21,688,824
Setago Property
Acquisition	1,219	3,355	4,574	2,178	6,752
Exploration
Assays	5,567	-	5,567	-	5,567
Engineering	535	-	535	-	535
Field, office	413	-	413	-	413
Geological, geophysical	33,204	-	33,204	-	33,204
Maps, reports, reproductions	145	-	145	-	145
Road construction	7,695	-	7,695	-	7,695
Supplies	914	5	919	-	919
Travel, accommodation	5,766	-	5,766	-	5,766
	54,239	5	54,244	-	54,244
	55,458	3,360)	58,818	2,178)	60,996
Oribo Property
Acquisition	8,726	(8,726)	-	-	-
Exploration
Geological	2,858	(2,858)	-	-	-
Travel, accommodation	618	(618)	-	-	-
	3,476	(3,476)	-	-	-
	12,202	(12,202)	-	-	-
Total unproven mineral right interests	$ 5,382,011	$ 6,219,319	$ 11,601,330	$ 10,148,490	$ 21,749,820

See notes to consolidated financial statements

KIMBER RESOURCES INC.

Notes to Consolidated Financial Statements

For the Years Ended June 30, 2006, 2005 and 2004

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

The Company changed the description of its deferred mineral property costs in its prior year financial statements, to “unproven mineral right interests”, upon the filing of its Form 20-F Registration Statement with the U.S. Securities and Exchange Commission in order to comply with their disclosure standards.

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

For the Years Ended June 30, 2006, 2005 and 2004

(stated in Canadian dollars)

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

h)

Stock-Based Compensation

Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company’s stock, the expected lives of awards of stock-based compensation, the fair value of the Company’s stock and the risk-free interest rate. The estimated fair value of awards of stock-based compensation are charged to expense as awards vest, with offsetting amounts recognized as contributed surplus.

i)

Income Taxes

Income tax liabilities and assets are recognized for the income tax consequences attributable to differences between their carrying amounts in the financial statements and their tax bases.  The effect of a change in

KIMBER RESOURCES INC.

Notes to Consolidated Financial Statements

For the Years Ended June 30, 2006, 2005 and 2004

(stated in Canadian dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

i)

Income Taxes (continued)

income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs.  Future income tax assets are recognized to the extent that they are considered more likely than not to be recognized.  The Company has taken a valuation allowance against all of its potential tax assets.

j)

Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized when a reasonable estimate of its fair value can be made.  The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset.  Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow.  As at June 30, 2006, the Company does not have any asset retirement obligations.

k)

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

l)

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, amounts due from related parties and accounts payable and accrued liabilities, the fair value of which approximates their carrying value due to the short term to maturity.  The fair value of the investment is approximated by its carrying amount.

The Company carries on business operations in Mexico and is exposed to foreign exchange risk due to fluctuations in the relative values of the Canadian dollar, the Mexican nuevo peso and the United States dollar.  The Company currently does not use any financial instruments to reduce this exposure.

m) Cash Equivalents

Banker’s acceptances maturing within 90 days of the original date of acquisition are considered to be cash equivalents.

n)  Comparative figures

Certain 2005 and 2004 figures have been reclassified to conform to the presentation used in the current year.

3.

UNPROVEN MINERAL RIGHT INTERESTS

The Company’s mineral rights are located in the State of Chihuahua, Mexico.

Monterde Property

The Monterde Property consists of the Monterde concessions, the contiguous El Coronel concessions and staked concessions. The entire Monterde Property comprises of 34 mineral concessions in the Sierra Madre in the State of Chihuahua, Mexico.

KIMBER RESOURCES INC.

Notes to Consolidated Financial Statements

For the Years Ended June 30, 2006, 2005 and 2004

(stated in Canadian dollars)

3.

UNPROVEN MINERAL RIGHT INTERESTS (continued)

Monterde concessions

The Company owns a 100% interest in the Monterde concessions having acquired the concessions by payment of total consideration of US$1,054,900.

El Coronel concessions

The Company owns a 100% interest in the El Coronel mineral concessions by having made the payment of US$1,000,000, US$617,000 of which had been paid at June 30, 2006. The remaining US$383,000 was paid on July 31, 2006.

Staked concessions

The Company has a 100% interest in concessions that were staked adjacent to the Monterde concessions and El Coronel concessions.  There are no payment obligations for these staked concessions aside from annual taxes.

Setago Property

The Company staked the Setago Property in 2004, which lies approximately 24 kilometres to the west of the Monterde Property and consists of one exploration concession.  The property requires no payments, other than for annual taxes ($2,178 in 2006).

Oribo Property

The Company staked the Oribo Property in 2004.  This property is located approximately 30 kilometres west of the Monterde Property and is comprised of 2 exploration concessions.  In 2005, the Oribo Property was abandoned and written-off due to the difficulty of working in the area.

4.

AMOUNTS RECEIVABLE

Amounts receivable at June 30, 2006 are comprised mainly of an IVA TAX refundable from the Government of Mexico.  The IVA Tax is 15% of expenditures in Mexico and amounts due were $862,803 at June 30, 2006 (2005 - $293,701).  The Company has received amounts due for IVA up to December 2005.  The Company also is due a refund for an advance payment of $56,844 (2005 - $56,844) which was made to the Government of Mexico to acquire claims within the Monterde property in the 2004 fiscal year.

5.

INVESTMENT

On June 15, 2006 616800 B.C. Ltd. (“616800”) redeemed 103,596 non-voting preferred shares held by the Company at $1 per share for a total of $103,596. As a result of the redemption the Company has a nil balance for investments at June 30, 2006.  616800’s asset is 2,250,000 common shares of Jasper Mining Corporation, a publicly traded corporation.  The Company has directors in common with 616800.

KIMBER RESOURCES INC.

Notes to Consolidated Financial Statements

For the Years Ended June 30, 2006, 2005 and 2004

(stated in Canadian dollars)

6.

EQUIPMENT

	2006
	Cost	Accumulated Amortization	Net value
	$	$	$
Camp and equipment	377,708	67,838	309,870
Camp vehicles	221,010	48,079	172,931
Computer equipment	126,776	48,600	78,176
Computer software	49,053	32,129	16,924
Office fixtures and equipment	36,216	10,770	25,446
	810,763	207,416	603,347

	2005
	Cost	Accumulated Amortization	Net value
	$	$	$
Camp and equipment	342,538	37,577	304,961
Camp vehicles	54,220	24,235	29,985
Computer equipment	72,132	28,701	43,431
Computer software	45,398	5,983	39,415
Office fixtures and equipment	26,682	7,738	18,944
	540,970	104,234	436,736

7.

SEGMENTED INFORMATION

	2006	2005	2004
Assets by geographic segment, at cost
Canada
Current	$ 15,613,404	$ 3,855,613	$ 3,284,694
Equipment	77,503	90,339	77,004
Investment	-	103,596	103,596
	15,690,907	4,049,548	3,465,294
Mexico
Current	1,293,834	940,442	580,491
Unproven mineral right interests	21,749,820	11,601,330	5,382,011
Equipment	525,844	346,397	365,404
	23,569,498	12,888,169	6,327,906
	$ 39,260,405	$ 16,937,717	$ 9,793,200

KIMBER RESOURCES INC.

Notes to Consolidated Financial Statements

For the Years Ended June 30, 2006, 2005 and 2004

(stated in Canadian dollars)

8.

SHARE CAPITAL AND RELATED INFORMATION

a)

Authorized: 80,000,000 common shares without par value

b)

Issued and outstanding:

	Number of Shares	Amount

Balance - June 30, 2003	15,175,084	$ 4,299,265

Private placements	2,040,000	1,428,000
Exercise of options	233,333	105,000
Exercise of warrants	9,953,123	5,415,438
Less share issue costs	-	(121,693)
	12,226,456	6,826,745
Balance - June 30, 2004	27,401,540	11,126,010

Private placements	4,600,324	7,065,002
Exercise of options	233,217	155,200
Exercise of warrants	1,497,747	1,119,315
Less share issue costs	-	(346,152)
Less stock-based-compensation	-	(86,309)
	6,331,288	7,907,056
Balance – June 30, 2005	33,732,828	19,033,066

Private placements	10,380,832	19,095,038
Exercise of options	549,570	540,218
Exercise of warrants	2,451,692	4,413,050
Less share issue costs	-	(644,307)
Reallocation from contributed
surplus on exercise of options	-	329,877
	13,382,094	23,733,876
Balance – June 30, 2006	47,114,922	$ 42,766,942

c)

Warrants

	2006	2005	2004

Balance - beginning of year	2,355,712	1,489,797	10,223,120
Issued	1,666,666	2,363,662	1,220,000
Expired	(4,020)	-	(200)
Exercised	(2,451,692)	(1,497,747)	(9,953,123)
Balance - end of year	1,566,666	2,355,712	1,489,797

At June 30, 2006, 1,566,666 warrants are outstanding which are excisable at $1.80 per share to February 26, 2007.

d)

Stock Options

The Company’s stock option plan allows the Company to grant up to 5,294,613 stock options, exercisable at the market price as determined on the last trading date preceding their grant, and vesting as to 1/3 of their number on the date of their grant and then 1/3 in each nine month period thereafter.

KIMBER RESOURCES INC.

Notes to Consolidated Financial Statements

For the Years Ended June 30, 2006, 2005 and 2004

(stated in Canadian dollars)

8.

SHARE CAPITAL AND RELATED INFORMATION (continued)

   d)  Stock Options (continued)

Summary of stock option activity:

	2006		2005
	Options Outstanding	Weighted average exercise price	Options Outstanding	Weighted average exercise price

Balance, beginning of year	3,435,450	$ 1.11	2,874,667	$ 0.81
Granted	527,000	1.64	982,000	2.10
Issued	-	-	127,000	1.80
Exercised	(549,570)	1.26	(233,217)	0.72
Cancelled	(10,080)	1.80	(315,000)	2.01
Balance, end of year	3,402,800	$ 1.21	3,435,450	$ 1.11

Stock options outstanding and exercisable at June 30, 2006 are as follows:

Exercise price	Number outstanding	Number exercisable	Expiry date
$
0.45	1,057,700	757,700	June 2007 – October 2007
0.46	30,000	30,000	February 2008
0.73	716,100	466,100	August 2008
2.05	175,000	175,000	January 2009
1.77	60,000	60,000	May 2009
2.14	772,000	772,000	October 2009
1.80	25,000	25,000	December 2009
1.70	40,000	26,666	April 2010
1.65	477,000	317,995	September 2010
1.50	50,000	16,666	December 2010
	3,402,800	2,647,127

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

On February 10, 2005, the Company announced a non-brokered private placement of securities with three placees including a one-year, 5% convertible debenture of $2,000,000 to be issued to a director. Subsequently, the private placement units were over-subscribed and the convertible debenture with the director was not completed. On February 22, 2005 the Company closed a non-brokered private placement of 3,290,324 units to raise gross proceeds of $5,100,002 with four investment funds. All of the units were issued at a price of $1.55 per unit and each unit consists of one common share and one-half of a non- transferable share purchase warrant, with one whole warrant entitling the holder to purchase one additional common share at $1.80 until March 8, 2006. Two of the funds each purchased 1 million units. In addition, two other funds each purchased 645,162 units.  A finder's fee of $31,000 was paid to an investment brokerage firm in respect of 1 million units.

KIMBER RESOURCES INC.

Notes to Consolidated Financial Statements

For the Years Ended June 30, 2006, 2005 and 2004

(stated in Canadian dollars)

8.

SHARE CAPITAL AND RELATED INFORMATION (continued

e)  Private Placements (continued)

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

On March 1, 2006 the Company closed brokered and non-brokered private placements of a total of 7,047,500  common shares at a price of $2.00 for gross proceeds of $14,095,000. Puplava Securities Inc. ("PSI") of San Diego, California acted as agent for the brokered private placement and Ms. Leanne Baker, Managing Director of Investor Resources LLC, acted as a consultant in the United States. The Company paid cash commissions of 5.5% on the brokered placements. Mr. James Puplava, a Director and major shareholder of the Company, and a principal of PSI, did not acquire shares through the placement (see Note 10). The non-brokered private placement was to institutional and accredited investors in Canada and offshore. Blackmont Capital Inc., Canaccord Capital Corp., and PSI received finder's fees of 5.5% of the proceeds raised on certain placements. The total commissions and finder's fees paid on the both brokered and non-brokered placements was $428,725.  No warrants were issued to investors or agents in connection with the offering.

9.

CONTRIBUTED SURPLUS AND STOCK-BASED COMPENSATION

The fair value of stock options granted are estimated using the Black-Scholes option pricing model with the following assumptions:

	2006	2005	2004
Risk-free interest rate	3.2 – 3.3	3.1 - 3.6	3.1 – 4.2%
Estimated share price volatility	41 – 45%	59 - 62%	79 – 137%
Expected life	1.5 - 5 years	1.5 - 5 years	1.5 – 5 years

Option pricing models require the use of estimates and assumptions including the expected volatility.  Changes in these underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

Contributed Surplus

Stock-based compensation has been recognized in Contributed Surplus for the following grants:

Balance - June 30, 2002 and 2003	$ -
Options granted to employees and consultants	533,448
Warrants issued to agent for private placement	26,180
Balance and expense at June 30, 2004	559,628

Options granted to employees and consultants	720,469
Options granted to agent for private placement	86,309
Expense - June 30, 2005	806,778
Balance - June 30, 2005	1,366,406

Options granted to employees and consultants	760,324
Options granted to agent for private placement	-
Expense - June 30, 2006	760,324
Share options exercised, transfer to share capital	(329,877)
Balance - June 30, 2006	$ 1,796,853

KIMBER RESOURCES INC.

Notes to Consolidated Financial Statements

For the Years Ended June 30, 2006, 2005 and 2004

(stated in Canadian dollars)

9.

CONTRIBUTED SURPLUS AND STOCK-BASED COMPENSATION (continued)

For stock options granted and not vested, compensation expense is recognizable in future periods as follows:

June 30, 2007	$ 240,014
June 30, 2008	-
$ 240,014

10.

RELATED PARTY TRANSACTIONS

Unless otherwise stated, related party transactions are measured at the exchange amount, being the amount of consideration established and agreed to by the related parties.  Amounts due to or from related parties are unsecured, non-interest bearing and are due on demand.

Included in amounts receivable is $5,432 due from corporations with common directors as the Company, the majority of which was received by the Company subsequent to June 30, 2006.

During the year, commissions of $234,850 were paid to Puplava Securities Inc. (“PSI”).  A director of the Company is a principal at PSI.

11.

INCOME TAXES

Future income tax assets and liabilities of the Company as at June 30, 2006 and 2005 are as follows:

	2006	2005

Future income tax assets

Losses carried forward	$ 3,911,000	$ 2,230,000
Share issue costs	315,000	235,000
Other	31,000	17,000

	4,257,000	2,482,000
Valuation allowance	(4,257,000)	(2,482,000)

Net future income tax assets	$ -	$ -

The recovery of income taxes shown in the consolidated statements of operations and deficit differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:

	2006	2005

Income tax rate reconciliation

Combined federal and provincial income tax rate	34.12%	35.62%

Expected income tax recovery	$ (761,000)	$ (620,000)
Share issue costs	(115,000)	(79,000)
Other	259,000	256,000
Unrecognized benefit of income tax losses	617,000	443,000

Actual income tax recovery	$ -	$ -

KIMBER RESOURCES INC.

Notes to Consolidated Financial Statements

For the Years Ended June 30, 2006, 2005 and 2004

(stated in Canadian dollars)

11.

INCOME TAXES (continued)

At June 30, 2006, the Company has non-capital losses of approximately $5,400,000 in Canada (which expire between 2007 and 2016) and $6,300,000 in Mexico available to reduce taxable income earned during future years.  The potential future tax benefits relating to these amounts have not been reflected in the financial statements as their utilization is currently not considered likely.

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

	For the years ended June 30,
	2006	2005	2004
a) Assets Unproven Mineral Right Interests
Unproven Mineral Right Interests – Canadian GAAP	$ 21,749,820	$ 11,601,330	$ 5,382,011
Less Unproven Mineral Right Interests	(21,749,820)	(11,601,330)	(5,382,011)
Unproven Mineral Right Interests - U.S. GAAP	-	-	-

b) Operations
Net loss - Canadian GAAP	(2,363,420)	(1,825,982)	(1,513,811)
Unproven Mineral Right Interests expensed under U.S. GAAP	(10,148,490)	(6,233,812)	(3,654,415)
Net loss - U.S. GAAP	(12,511,910)	(8,059,794)	(5,168,226)

c) Deficit
Closing deficit - Canadian GAAP	(6,725,909)	(4,362,489)	(2,536,507)
Adjustment to deficit for accumulated Unproven Mineral Right Interests expensed under U.S. GAAP	(21,749,820)	(11,601,330)	(5,382,011)
Closing deficit - U.S. GAAP	(28,475,729)	(15,963,819)	(7,918,518)

d) Cash Flows – Operating Activities
Cash applied to operations - Canadian GAAP	(1,575,776)	(686,568)	(708,786)
Add net loss - Canadian GAAP	2,363,420	1,825,982	1,513,811
Less net loss - U.S. GAAP	(12,511,910)	(8,059,794)	(5,168,226)
Cash applied to operations - U.S. GAAP	(11,724,266)	(6,920,380)	(4,363,201)

e) Cash Flows – Investing Activities
Cash applied - Canadian GAAP	(10,249,911)	(6,297,994)	(4,036,827)
Add Unproven Mineral Right Interests expensed - U.S. GAAP	10,148,490	6,233,812	3,654,415
Cash applied under U.S. GAAP	$ (101,421)	$ (64,812)	$ (382,412)

KIMBER RESOURCES INC.

Notes to Consolidated Financial Statements

For the Years Ended June 30, 2006, 2005 and 2004

(stated in Canadian dollars)

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

OTHER DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP

The following table discloses the pro-forma effect of accounting for stock-based compensation on net loss and net loss per share under U.S. GAAP for 2003.  For the years ended June 30, 2006, 2005 and 2004 there is no difference in the Company’s accounting disclosure for stock options between Canadian and U.S. GAAP.

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

KIMBER RESOURCES INC.

Notes to Consolidated Financial Statements

For the Years Ended June 30, 2006, 2005 and 2004

(stated in Canadian dollars)

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

The following is a reconciliation of the numerators and denominators of the basic and fully diluted loss per share calculations:

	For the years ended June 30,
	2006	2005	2004
Numerator: Net loss for the year under U.S. GAAP	$ (12,511,910)	$ (8,059,794)	$ (5,168,226)
Denominator: Weighted-average number of shares under Canadian GAAP	40,026,359	30,612,668	21,977,441
Adjustment required under U.S. GAAP (escrow shares)	-	-	-
Weighted-average number of shares under U.S. GAAP	40,026,359	30,612,668	21,977,441
Basic and fully diluted loss per share under U.S. GAAP	$ (0.31)	$ (0.26)	$ (0.24)

13.

SUBSEQUENT EVENTS

a)

On July 18, 2006, 250,000 stock options were granted, exercisable at $2.40 per share for a period of five years.

b)

On July 31, 2006, the Company made the final payment of US$383,000 for the El Coronel concessions.

c)

   Since the year end of June 30, 2006, 269,000 common shares have been issued upon exercise of stock    options for total proceeds of $395,400.

d)

   On September 6, 2006 the Board of Directors received a letter from legal counsel for a director and significant shareholder of Kimber making allegations against current management and advising that he intends to commence a proxy battle with the objective of replacing the majority of the Board of Directors and current management.

e)

On September 12, 2006 an employee of Minera Monterde, S. de R.L. de C.V., a subsidiary of Kimber Resources Inc., was involved in a road collision with a group of cyclists while driving a truck owned by the subsidiary. Injuries and a fatality have been reported but details are yet to be confirmed.  The financial impact of this event, if any, is indeterminable.

14.

COMMITMENT

The Company leases its premise under an operating lease which expires in the fiscal year ending June 30, 2011.  The Company is obligated to make the following basic rent payments under its operating lease in each of the fiscal years ending:

June 30, 2007

$

85,163

June 30, 2008

85,163

June 30, 2009

85,163

June 30, 2010

88,438

June 30, 2011

53,500

$

397,427

In addition, under the lease the Company has the obligation to pay its proportionate share of operating costs and taxes for the building.

Kimber Resources Inc.

Management’s Discussion and Analysis

September 25, 2006

The following management discussion and analysis of the Company’s financial position is for the year ended June 30, 2006 compared to June 30, 2005 and covers information up to the date of this report. This discussion should be read in conjunction with the attached financial statements and related “Notes to the Consolidated Financial Statements” which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP).  The discussion and analysis may contain certain forward-looking statements about the Company’s future prospects, and the Company provides no assurance that actual results will meet management’s expectations.

All amounts are stated in Canadian dollars unless indicated otherwise. Additional information regarding the Company is available on SEDAR at www.sedar.com and on the Company’s website at www.kimberresources.com.

The information is current to September 12, 2006 and the Company’s auditor has audited the financial statements to June 30, 2006.

Introduction

Kimber Resources Inc. is a Canadian-based company engaged in the exploration of the Monterde gold/silver property (the “Property”) located in the Monterde Mining District in the state of Chihuahua, Mexico. The Company’s primary targets are open-pittable ore bodies, where gold and silver are amenable to extraction by heap leaching and, possibly, conventional milling. Until January 2005, the Company’s policy was to allocate the greater part of its funds to development and exploration on its principal asset, the Carmen deposit. The Company is currently also exploring for additional gold-silver resources on the Monterde Property.

The Company intends to bring the Carmen to positive feasibility status so that increased value can be recognized.

Results of Operations

The Company’s net loss for the fiscal year ended June 30, 2006 was $2,363,420 or $0.06 per common share compared with $1,825,982 or $0.06 per share loss for the same period ended June 30, 2005. The Company’s increase in net loss for the year was $537,438.

In accordance with stock-based compensation policy required by the Canadian Institute of Chartered Accountants, the Company recorded an expense of $760,324 ($720,469 in 2005) on 527,000 stock options granted in the year and prior year options which vested during the year. This is a non-cash expense and does not affect the Company’s operations. Without this non-cash expense, the Company would have recorded a loss of $1,603,096 or $0.04 weighted average loss per share during the year.

During the fiscal year ended June 30, 2006 the Company spent $10,148,490 on its mineral properties; $744,440 for property acquisition payments and had mineral property expenditures of $9,404,050. Drilling costs of $4,600,027 were the highest cost activity, representing 45% of expenditures, as a result of increased drilling activity ($2,251,312 or 35% in 2005). Geological and geophysical expenditures were $1,300,005 or 13% of property expenditures in 2006 compared to $861,051 or 15% in 2005.  The increase in geological costs represents increases in personnel required to supervise and process data from the increased drilling activity.  Also in line with higher drilling expenditures, assay testing was the third highest cost category in fiscal year ending June 30, 2006 at $827,288 or 8% of property expenditures ($647,785 or 10% in fiscal year ended June 30, 2005). Other significant cost categories and increases in expenditure were engineering, increasing by $460,632 to $636,299 and field supplies increasing by $334,389 to $516,519 in fiscal year ending June 30, 2006.  These latter increases were also derived from greater project activity at Monterde. The results of these expenditures are explained in the “Mineral Properties” section below.

Salary and benefits expenses rose during the year ended June 30, 2006 to $726,239 from $570,991 in the year ended June 30, 2005 due to salary increases and administrative demands that have grown with the Company’s operating activities and regulatory compliance.

Investor relations and shareholder communications expenses of $309,669 (2005 – $195,163) were larger as a result of additional advertising, conference attendance and direct communication with a growing shareholder group to create greater awareness of the Company’s progress.

Office and miscellaneous expenses increased during the year by $63,193 to $186,614 in 2006. The increase is mainly attributable to increased office supplies, printing costs and computer service and maintenance costs.

Rent expense for the head office increased to $72,775 in the year ended June 30, 2006 from $64,365 in the comparable period ended 2005 as the result of an increase in rent and additional office space occupied.

The Company recorded a loss from foreign exchange of $22,636 during the year ended June 30, 2006 as opposed to a gain of $17,103 in the period ended 2005. The loss originates from funds advanced to Mexico during the year that have depreciated in value due to fluctuations in the Mexican peso relative to the Canadian dollar. The rate of exchange for the Mexican peso began the fiscal year at 0.1147 and closed the year lower at 0.09832.

Selected Annual Information

The following information is for each of the three fiscal years ended June 30, 2006, 2005 and 2004:

	2006	2005	2004
Interest / investment income	295,962	74,784	64,316
Net loss	(2,363,420)	(1,825,982)	(1,513,811)
Net loss per share – basic and diluted	(0.06)	(0.06)	(0.07)
Total assets	39,260,405	16,937,717	9,793,200
Long-term liabilities	-	-	-
Dividends	-	-	-

The Company’s income from interest and investments increased over the past three fiscal years due to higher amounts of cash and cash equivalents that were available for short-term investment. The net losses for the Company in the fiscal years ended June 30, 2006 and 2005 include non-cash charges for stock-option compensation expenses of $760,324 in 2006 and $720,469 in 2005.

The Company’s net assets have increased over the fiscal periods mainly because of share capital proceeds raised through private placements and increased deferred mineral property expenditures capitalized during the years.

Summary of Quarterly Results September 30, 2004 to June 30, 2006

	Q1 Sep30/04	Q2 Dec31/04	Q3 Mar31/05	Q4 Jun30/05
Interest income	12,326	13,828	22,093	26,537
Total Loss	(318,889)	(469,966)	(500,446)	(536,681)
Loss per share	(0.01)	(0.02)	(0.02)	(0.01)

	Q1 Sep30/05	Q2 Dec31/05	Q3 Mar31/06	Q4 Jun30/06
Interest income	24,456	34,169	74,470	162,867
Total Loss	(502,769)	(608,484)	(546,797)	(705,370)
Loss per share	(0.01)	(0.02)	(0.01)	(0.02)

The Company is in the exploration stage, and therefore, variances in its quarterly losses are not affected by sales or production-related factors. Increases in costs are generally attributed to growth in operations and success in financing activities, which allow the Company to undertake further development and exploration on its properties.

Revenues for the Company are for interest and gains received on cash or short-term investments (low-risk banker’s acceptance notes that yield 2.43% to 4.10% on an annual basis) classified as cash.  Interest revenues fluctuate according to the amounts of funds held in deposit and interest rates offered during the period. Kimber does not have revenues from mining operations and does not expect to have revenues in the near future other than interest received on cash balances.

Financial Condition

At June 30, 2006, the Company had working capital of $15,484,719 (2005 - $3,895,321). The Company has no long-term indebtedness or long-term obligations. The change in working capital is the result of increased available cash of $15,866,960 compared to the previous year (2005 – $4,288,648). In the fiscal year ended June 30, 2006 the Company received $4,413,050 from the exercise of 2,451,692 warrants, $540,218 from the exercise of 549,570 stock options and $18,450,731 (net of expenses) from two private placements aggregating 10,380,832 shares issued. As at September 12, 2006 the Company had $13,529,338 in cash and liquid short-term banker’s acceptance notes.

Current liabilities increased to $1,422,519 as at June 30, 2006 from $900,734 on June 30, 2005. This was primarily due to drilling and assay expenditures that were in routine accounts payable at the end of the fiscal year and were paid subsequent to the period.

The Company is committed to paying approximately $1,821,703 at September 12, 2006 for expenses billed, primarily drilling, geological contractors and assays.

Cash Flows

The Company generates cash inflow from selling its shares either through financings or the exercise of existing share purchase warrants and stock options. There is a liquidity risk that these warrants and options may not be exercised if the price of the Company’s share price falls below the exercise price due to market conditions.

Amounts receivable increased by $542,970 to $993,441 during the fiscal year ended June 30, 2006 mainly because of increased IVA Tax receivable from the Government of Mexico. Receivables for IVA, which is 15% of expenditures in Mexico, increased during the year by $569,102 to $862,803, as a result of increased expenditure and the pending receipt of IVA tax refunds for the first six months of 2006. An advance payment made to the Government of Mexico during the previous fiscal year ended June 30, 2004 to acquire claims within the Monterde Property totaling $56,844 remains due. Other receivables decreased by $36,996 to $73,794 at June 30, 2006 mostly due to collection of a deposit from a Mexican supplier of rental equipment.

Prepaid expenses increased by $6,603 to $46,837 during the year mainly due to advance payments for various insurance policies and an advance retainer for services not yet rendered at the end of the period.

The Company made equipment purchases of $269,793 during the year ended June 30, 2006 including: $166,790 for camp vehicles, $58,299 for computer equipment and software; $35,170 for the exploration camp and related equipment and $9,534 for office fixtures and equipment.

Property acquisition costs of $744,440 were incurred for option payments and concession taxes on the Monterde Property ($742,262) and the Setago Property ($2,178). The amount paid for Monterde includes the acquisition of concessions that were staked adjacent to the Property and not previously held by the Company. Future acquisition expenditures on these staked concessions will be minimal as there are no property payments.

Share capital increased cash inflows by an aggregate of $23,403,999 through the issuance of 13,382,094 common shares during the fiscal year ended June 30, 2006 as follows:

	Number of Shares	Share Capital $
Balance, June 30, 2005	33,732,828	19,033,066

Private placements	10,380,832	18,450,731
Exercise of warrants	2,451,692	4,413,050
Exercise of options	549,570	540,218
	13,382,094	23,403,999
[2]Stock based compensation		329,877
Balance, June 30, 2006	47,114,922	42,766,942

1Net of share issuance costs of $644,307

2 Non-cash transfer from Contributed Surplus

Financings

On September 9, 2004, the Company closed a brokered private placement for 1,270,000 units at a price of $1.50 per unit. Each unit consisted of one Common Share and half of one non-transferable share purchase warrant. One whole warrant entitled the holder to purchase an additional Common Share at a price of $1.80 until March 8, 2006. The agent received an 8% commission paid in cash and the agent and other members of the sales group received a non-transferable agent’s option to purchase a total of 127,000 units at $1.80 per unit, consisting of one Common Share and one-half of one non-transferable share purchase warrant. One whole warrant entitled the holder to purchase an additional Common Share at $1.80 until March 8, 2006. The Company also paid the agent a corporate finance fee of 40,000 units having the same terms as the units described above.

On February 10, 2005, the Company announced a non-brokered private placement of securities with three placees including a one-year, 5% convertible debenture of $2,000,000 to be issued to a director. Subsequently, the private placement units were over-subscribed and the convertible debenture with the director was not completed. On February 22, 2005 the Company closed a non-brokered private placement of 3,290,324 units to raise gross proceeds of $5,100,002 with four investment funds. All of the units were issued at a price of $1.55 per unit and each unit consisted of one Common Share and one-half of a non-transferable share purchase warrant, with one whole warrant entitling the holder to purchase one additional Common Share at $1.80 until March 8, 2006. Two of the funds each purchased 1 million units. In addition, two other funds each purchased 645,162 units.  A finder's fee of $31,000 was paid to an investment brokerage firm in respect of 1 million units.

On August 26, 2005, the Company closed a non-brokered private placement for 3,333,332 units at $1.50 per unit.  Each unit consisted of one common share and half of one non-transferable share purchase warrant.  One whole warrant entitles the holder to purchase an additional common share at a price of $1.80 until February 26, 2007.  There was a finder’s fee of $40,000 paid in respect of 1,333,332 units.

On March 1, 2006 the Company closed brokered and non-brokered private placements of a total of 7,047,500 common shares at a price of $2.00 per share for gross proceeds of $14,095,000. Puplava Securities Inc. ("PSI") of San Diego, California acted as agent for the brokered private placement and Ms. Leanne Baker, Managing Director of Investor Resources LLC, acted as a consultant in the United States. The Company paid cash commissions of 5.5% on the brokered placements. Mr. James Puplava, a Director and major shareholder of the Company, and a principal of PSI, did not acquire shares through the placement. The non-brokered private placement was to institutional and accredited investors in Canada and offshore. Blackmont Capital Inc., Canaccord Capital Corp., and PSI received finder's fees of 5.5% of the proceeds raised on certain placements. The total commissions and finder's fees paid on the both brokered and non-brokered placements was $428,725.  No warrants were issued to investors or agents in connection with the offering.

Contractual Obligations

The Company has no long-term debt and does not anticipate that it will require debt financing for current planned expenditures. Kimber has no future contractual obligations to property vendors for the Monterde Property.

The Company leases its premises under an operating lease which expires in the fiscal year ending June 30, 2011.  The Company is obligated to make basic rent payments under its operating lease in each of the fiscal years from 2007 to 2011 totaling $397,427. In addition, under the lease the Company has the obligation to pay its proportionate share of operating costs and taxes for the building.

Capital Resources and Liquidity

Capital resources of the Company consist primarily of cash and liquid short-term investments. As at September 12, 2006 the Company had cash and banker’s acceptance notes totaling $13,529,338 and approximately $1,355,000 in receivables.

If existing warrants and vested options were exercised, the Company would generate $7,117,237 (warrants - $2,819,999; options -$4,297,238).

At present, management believes that it has sufficient financial resources to complete planned expenditures to early 2007.

The Company does not anticipate the payment of dividends in the foreseeable future.

Related Party Transactions

Unless otherwise stated, related party transactions are measured at the exchange amount, being the amount of consideration established and agreed to by the related parties.

Included in amounts receivable is $5,432 due from corporations with common directors as the Company, the majority of which was received by the Company subsequent to June 30, 2006.

During the year, commissions and finder’s fees of $234,850 were paid to Puplava Securities Inc. (“PSI”) in respect to brokered and non-brokered private placements. (See “Financings”)  A director of the Company is a principal at PSI.

Mineral Properties

MONTERDE PROJECT

The Monterde Property is the Company’s principal asset, located in the Sierra Madre Mountains of southwestern Chihuahua State, approximately 75 kilometres northwest of Glamis Gold Ltd.’s El Sauzal Project and approximately 50 kilometres southeast of the Ocampo Mining District.  It is located in the Guazapares Municipality, approximately 260 road kilometres southwest of Chihuahua, Mexico. The Property is held through Kimber’s 100% owned Mexican subsidiary, Minera Monterde, S. de R.L. de C.V.

Mr. Alan Hitchborn, B. Sc., Vice President, Development managed the field program on the Monterde Project until June 18, 2006.  Since June 18, 2006 field operations have been under the direction of Robert Longe, P. Eng, President and CEO of Kimber. Mr. J.B. Richards, P. Eng., Vice-President, Engineering, is the designated internal Qualified Person for the Project, responsible for quality control and verifying all data.

The Company has been actively drilling on the Monterde Property throughout the year and has expanded from one reverse circulation rig (RC) in July 2004 to three drills; a core drill and two reverse-circulation (RC) drills. The Company drills for twenty-day periods followed by ten-day breaks. This pattern allows geologists and engineers essential time to review and interpret incoming assay data that reveal the direction of mineralized structures for targeting future step-out holes. By avoiding “blind” holes drilling success rates have been high.

To June 30, 2006 there have been 480 reverse-circulation (RC) holes drilled on the Monterde Property totaling 96,725 metres and 93 core holes drilled over 20,308 metres. 410 of the RC holes were drilled on the Carmen deposit (84868 metres); 25 holes on La Veta Minitas structure; 2 on the De Nada zone, 2 on El Orito Norte, 5 on the El Orito structure and 36 holes drilled on the recently discovered Carotare deposit. Results of individual drill holes can be found on the Company’s website or on Sedar.

In January 2005, the Company expanded its property holdings by staking concessions adjacent to the Monterde Property. Ground measuring 37 kilometres in length was staked around and to the southeast both new structures and extensions of those already known.  The land under Kimber’s 100% control in the Monterde District is now approximately 29,000 hectares.

Development of Carmen and Resource “Estimate M”

On April 20, 2006, the Company announced a polygonal estimate based on 344 reverse circulation (RC) holes drilled on the Carmen deposit for which results were available to February 15, 2006. The estimate was prepared by the Company’s geological and engineering staff.

The table below shows the Measured & Indicated resource categories in the Carmen deposit and the Inferred resources. The numbers shown differ slightly from those in the news release dated April 20, 2006 due to refinement in the data during report preparation.

Carmen Deposit Resource Estimate “M” (Polygonal)
	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Gold Eq.* (g/t)	Gold, ounces	Silver, ounces	Gold Eq.* ounces
Measured	18.902	0.94	57	1.70	574,300	34,613,000	1,036,000
Indicated	3.808	1.08	43	1.65	132,400	5,311,000	203,000
Measured & Indicated	22.710	0.97	55	1.70	706,700	39,924,000	1,239,000
Inferred	7.433	1.36	38	1.87	325,200	9,068,000	446,000

*conversion factor of 75 ounces of silver to one ounce of gold

Boundaries to the mineralized body, incorporating the revised understanding of controls to mineralization, were drawn manually on each of 30 vertical sections 25 metres apart. Polygons were then drawn to outline mineralized blocks to cut-off grades at 0.3 g/t gold or 35 g/t silver, if the gold grade is below 0.3 g/t.

The same assay database on which the polygonal Estimate M was calculated was used to make a block model estimate (see table below).  The block model estimate was prepared by G. Giroux, P.Eng. of Micon International. His report dated July 17th, 2006 is filed on SEDAR.

A block model is a mathematical representation of the metal distribution on a regular grid of points in three dimensions that extend over the mineralized volume of rock tested by the drill holes.  It is based on the same volume of rock from which the polygonal estimate was made.  The grid intervals over which the estimate is made is set from assumptions made on how the deposit would be mined.  In this case, the block dimensions were set at 6 by 6 metres square on benches 6 metres high, that is 6 metre cubes.  A block model is desirable because it can be used as the input to computer software used in mine design.

The grade distribution of both gold and silver separately were modeled by interpretation of assay data on bench plans within the previously determined mapable limits of 0.1 and 35 g/t for gold and silver, respectively.  The grade values at the block centres were estimated by ordinary kriging.  Kriged estimates typically contain more tonnes at lower grade than polygonal estimates due to the smoothing effect of averaging block grades from several adjacent drill holes.

As is usually the case, tonnage is higher and grade less than in the polygonal estimate.  The Measured and Indicated categories in the block model indicate similar metal content to the polygonal estimate.  Inferred resources are reduced because the criteria for this category in block models are more stringent than in polygonal estimates.  In any case Inferred resources cannot be raised to reserve status.

Carmen Deposit Resource Estimate “M” (Block Model) above 0.3g/t Au
	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Gold Eq.* (g/t)	Gold, ounces	Silver, ounces	Gold Eq.* ounces
Measured	21.2	0.87	44	1.45	589,300	29,934,200	988,400
Indicated	8.7	0.78	23	1.09	217,600	6,416,900	303,200
Measured & Indicated	29.9	0.84	38	1.34	806,900	36,351,100	1,291,600
Inferred	2.9	0.76	10	0.89	71,700	899,400	83,700

*conversion factor of 75 ounces of silver to one ounce of gold

Bulk Density

The bulk density value used in current resource estimates, 2.30 tonnes per cubic metre, is based on measurements using drill core.

Cost of Resource Ounces

The cost of resource ounces to date (using all property-related costs, exclusive of overhead and purchase payments, applied to all resource categories, including Inferred) is approximately $10 per gold-equivalent ounce.

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

The silver recovery measurements from the only column tests completed to date have been very low. Since these samples were taken, silver recovery has been found to vary with location within the deposit. Some zones within the deposit indicate high recovery. Additional metallurgical testing remains a high priority. In the meantime, the low silver recoveries from the column tests will have a negative impact on the pre-feasibility study.

Veta Minitas

Veta Minitas Resource Estimate of November 2004 (Polygonal)
	Tonnes	Gold (g/t)	Silver (g/t)	Gold Eq.* (g/t)	Gold, ounces	Silver, ounces	Gold Eq.* ounces
Measured	701,000	0.63	88	1.66	14,200	1,974,900	40,600
Indicated	176,000	1.03	105	2.26	5,800	591,800	13,700
Measured & Indicated	877,000	0.71	91	1.78	20,000	2,600,000	54,300
Inferred	381,000	0.37	69	1.18	5,000	840,000	15,700

*conversion factor of 75 ounces of silver to one ounce of gold

As with the Carmen deposit, grade cut-off is 0.3 grams gold per tonne or 35 grams silver per tonne if the gold grade is less than 0.3 grams per tonne.

Carotare Resource Estimate

On November 8, 2005, the Company delivered a resource estimate on the Carotare deposit based on the 28 holes drilled. This is the first mineral resource estimate since the Carotare was first discovered in April 2005. The estimate was prepared under the supervision of External Qualified Person, Mr. A.A. Burgoyne, P. Eng. of Burgoyne Geological Inc.  As shown in the table below, the Carotare estimate outlines a Measured & Indicated resource of 105,000 gold equivalent ounces and an Inferred resource of 143,000 gold equivalent ounces.

Carotare Resource Estimate of November 2005 (Polygonal)
	Tonnes	Gold (g/t)	Silver (g/t)	Gold Eq.* (g/t)	Gold, ounces	Silver, ounces	Gold Eq.* ounces
Measured	1,680,000	0.81	29	1.20	44,000	1,577,700	65,000
Indicated	1,020,000	0.83	29	1.22	26,900	944,900	40,000
Measured & Indicated	2,700,000	0.82	29	1.21	71,000	2,525,000	105,000
Inferred	3,780,000	0.85	25	1.18	103,000	2,990,000	143,000

*conversion factor of 75 ounces of silver to one ounce of gold

Gold to Silver Equivalent Values

At approximately 40 million ounces of silver in Measured & Indicated and more than 9 million ounces in the Inferred category, silver remains a very important component of the deposit. During the period, the Company began using a conversion factor of 75 ounces of silver for one ounce of gold for calculating gold-equivalent values, to reflect changes in the prices of both metals and the expected recoveries of each. The conversion factor may be revised as prices change and as more is known about recoveries.

Potential of the Monterde Property (29,000 hectares)

Although an increase in the value of the Carmen deposit may follow from further enlargement and from upgrading resources to reserves (expected from a pre-feasibility study), the greatest potential for the Monterde Property lies in its exploration targets. Two exploration targets (the Carotare and El Orito Norte) have already been identified and one already has become a deposit with a mineral resource defined.

Drilling on the Carmen deposit continues to be directed at locating additional resources and converting those in the Inferred category to Measured & Indicated.

Drilling to date has been confined to less than 50 hectares of the 29,000 hectare property.

Objectives

The Company is advancing the Carmen Deposit towards pre-feasibility and has expanded its focus to include exploration of areas outside the Carmen. Now, with two excellent exploration targets, Carotare (33 holes), and El Orito Norte (7 holes), Kimber's objectives include a significant increase of gold-equivalent resource ounces. There is, of course, no guarantee that any such objective can be achieved, but management believes there is significant potential for additional resources in the currently identified discovery areas of the Monterde Property.

Earlier Resources Estimates within Financial Year

Development of Carmen and Resource “Estimate L”

On September 6, 2005 the Company announced Estimate “L”, (since superseded by Estimate “M”) a polygonal estimate using a 273) reverse circulation holes drilled on the Carmen for which results were available by August 18, 2005. The estimate was prepared by the Company’s geological and engineering staff under the supervision of External Qualified Person, Mr. A.A. Burgoyne, P.Eng of Burgoyne Geological Inc.

Monterde Property Payments

The Company owns a 100% interest in the Monterde concessions having acquired the concessions by payment of total consideration of US$1,054,900.

El Coronel concessions

The Company owns a 100% interest in the El Coronel mineral concessions by having made the payment of US$1,000,000, US$617,000 of which had been paid at June 30, 2006. The remaining US$383,000 was paid on July 31, 2006.

Safety

On August 14, 2005 a drill company employee was injured when a hose from a high pressure booster attached to an RC drill rig burst and struck him.  He was sent to hospital with non-life threatening injuries.  The drill rig was shut down for 2 days until the drill company sent a safety engineer to the site to check and clear the equipment for work.

On April 2, 2006, a fuel hose on a drill broke causing a fire. There were no injuries. On August 12, 2006, a geologist mapping underground in one of the old workings fell from some timbers and sprained some muscles, but returned to work for the next period.

Kimber continues to encourage a safe work environment and has performed an independent safety audit of the camp and on-site operating conditions. Regular safety meetings are held and protective equipment is mandatory.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements or transactions and none are contemplated.

Financial and Other Instruments

Up to the present time, the Company has maintained its cash balances in Canadian dollars and converts them to United States dollars or Mexican Pesos when payments are required.  No hedging has been undertaken to date as management has viewed the Canadian dollar as the stronger currency in recent years.

The Company’s financial instruments consist of cash, amounts receivable, amount due from related parties, prepaid expenses, investments, accounts payable and accrued liabilities and amounts due to related parties. The balances in these accounts are reported in Canadian dollars and are recorded at their fair value. Property payment commitments are due in United States dollars so there is a risk of increased costs on these payments as a result of fluctuations in foreign exchange rates.

Legal Proceedings

The Company and its subsidiary are not parties to any legal proceedings and have no contingent liabilities.

Subsequent Events

a)

On July 18, 2006, 250,000 stock options were granted, exercisable at $2.40 per share for a period of five years.

b)

On July 31, 2006, the Company made the final payment of US$383,000 for the El Coronel concessions.

c)

Since the year end of June 30, 2006, 269,000 common shares have been issued upon exercise of stock options for total proceeds of $395,400.

d)

On September 6, 2006 the Board of Directors of the Company received a letter from legal counsel for Mr. James Puplava, a director and significant shareholder of Kimber, making allegations against current management of the Company and advising that Mr. Puplava intends to commence a proxy battle with the objective of replacing the majority of the Board of Directors and current management of Kimber.  Management will oppose Mr. Puplava's proxy solicitation. Management has made certain allegations against Mr. Puplava and the Board of Directors has appointed a committee of independent directors to retain and instruct special counsel, who is independent of Kimber, the director and management, for the purpose of investigating all allegations and making recommendations to the Board.

e)

On September 12, 2006 an employee of Minera Monterde, S. de R.L. de C.V., a subsidiary of Kimber Resources Inc., was involved in a road collision with a group of cyclists while driving a truck owned by the subsidiary. Injuries and a fatality have been reported but details are yet to be confirmed.  The financial impact of this event, if any, is indeterminable.

Critical Accounting Estimates – the following estimates were made.

Stock-based compensation – a non-cash cost determined by the Black Scholes Option Pricing Model (“BS”), a formula which is purported to represent the fair value for stock options granted and for warrants issued for services.  The “BS” formula is subject to estimates of share price volatility and option/warrant life and does not necessarily generate values which are fair.  Changes in these estimates will affect the values generated and may materially impact the loss recorded in the period.

Unproven Mineral Right Interests – represents costs incurred to date which management believes will be ultimately recoverable, but for which there is no assurance of recovery.

Changes in Accounting Policy

There were no changes to accounting policies adopted in the fiscal year ended June 30, 2006.

Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that material information is made known to the President and Chief Financial Officer and other officers and have concluded that its disclosure controls and procedures are effective.

Outstanding Share Data

The Company has one class of shares and there were 47,114,922 shares issued as at June 30, 2006. As at September 12, 2006 the Company had 47,383,922 shares issued and would have 52,334,388 outstanding on a fully diluted basis.

The Company has a stock option plan and at September 12, 2006 there were 3,368,800 options outstanding. Of the 3,368,800 options granted to employees, directors and consultants 2,461,460 have vested.

The Company has 1,566,666 warrants outstanding as at September 12, 2006 all exercisable at $1.80.

Risk and Uncertainties

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, which statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements.

The Company is a mineral exploration company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this report and in the notes to financial statements.

The Company’s financial success is subject to general market conditions, which affect mining and exploration companies.  The value of the Company’s mineral resources and future operating profit and loss may be affected by fluctuations in precious metal prices, over which the Company has no control, although it may choose to hedge some of its future production.  The cost of exploration and future capital and operating costs are affected by foreign exchange rates for the Canadian dollar, United States dollar and Mexican peso.  The Company can mitigate the effects of these rate fluctuations, to some extent, through forward purchases.  Because of its limited operating record and history of losses, it may not be able to hedge future risk to the extent it feels is warranted.  The Company also competes with other mining companies, which are larger and have more economic resources to acquire prospective exploration properties or producing mines.

The Company also faces certain risks and uncertainties specific to its circumstances.  The Company’s ability to obtain financing to explore for mineral deposits and to continue and complete the exploration of those properties it has classified as assets is not assured; nor is there assurance that the expenditure of funds will result in the discovery of an economic mineral deposit.  The Company has not completed a feasibility study on any of its deposits to determine if it hosts a mineral resource that can be economically developed and profitably mined. While the Company has used its best efforts to secure title to all its properties and secured access to surface rights, these titles or rights may be disputed.

Additional risks and uncertainties are set out in the Company’s Form 20-F available on SEDAR at www.sedar.com, and on the SEC website www.sec.gov under “Filings and Forms (EDGAR)”.