Form 20-F
period 2007-06-30
Kimber Resources Inc.
filed 2007-10-01
CIK 1294662

UNITEDSTATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[  ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[✓]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2007

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

______________________________________________________________________________________

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares, without par value	American Stock Exchange
___________________________	____________________________________
___________________________	____________________________________

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

As at June 30, 2007, 49,423,620 Common Shares without par value were issued and outstanding

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

Capitalization and Indebtedness

15

C.

Reasons for the Offer and Use of Proceeds

15

D.

Risk Factors

15

ITEM 4 - INFORMATION ON THE COMPANY

24

A.

History and Development of Kimber Resources Inc.

24

B.

Business Overview

25

C.

Organizational Structure

27

D.

Property, Plants and Equipment

28

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

55

A.

Operating Results

56

B.

Liquidity and Capital Resources

59

C.

Research and Development, Patents and Licenses, Etc.

60

D.

Trend Information

60

E.

Off-Balance Sheet Arrangements

61

F.

Tabular Disclosure of Contractual Obligations

61

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

61

A.

Directors and Senior Management

61

B.

Compensation

66

C.

Board Practices.

68

D.

Employees

69

E.

Share Ownership

69

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

72

A.

Major Shareholders

72

B.

Related Party Transactions

73

C.

Interests of Experts and Counsel.

73

ITEM 8 - FINANCIAL INFORMATION

73

A.

Consolidated Statements and Other Financial Information

73

B.

Significant Changes

74

ITEM 9 - THE OFFERING AND LISTING

74

A.

Offer and Listing Details

74

B.

Plan of Distribution

74

C.

Markets.

74

D.

Selling Shareholders

74

E.

Dilution

74

F.

Expenses of the Issue

74

ITEM 10 - ADDITIONAL INFORMATION

74

A.

Share Capital

74

B.

Notice of Articles and Articles

74

C.

Material Contracts.

78

D.

Exchange Controls

79

E.

Taxation

79

F.

Dividends and Paying Agents

88

G.

Statement by Experts.

88

H.

Documents on Display

88

I.

Subsidiary Information

88

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET

  RISK

89

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

89

A.

Debt Securities

89

B.

Warrants and Rights

89

C.

Other Securities.

89

D.

American Depository Shares

89

PART II

89

ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

89

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

                   AND USE OF PROCEEDS

89

ITEM 15 - CONTROLS AND PROCEDURES

89

ITEM 16 - RESERVED

88

ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERT

90

ITEM 16B - CODE OF ETHICS

90

ITEM 16C - PRINCIPAL ACCOUNTANT FEES AND SERVICES

90

ITEM 16D - EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT

  COMMITTEES

91

ITEM 16E - PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED

  PURCHASERS

91

PART III

92

ITEM 17 - FINANCIAL STATEMENTS

92

ITEM 18 - FINANCIAL STATEMENTS

92

ITEM 19 - EXHIBITS

92

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

“Golden Treasure” means Golden Treasure Explorations Ltd.;

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

“Kimber” or the “Company” means Kimber Resources Inc., its wholly owned subsidiaries Minera Monterde, S. de R.L. de C.V, Kimber Resources de Mexico S.A de C.V and Minera Pericones, S.A. de C.V. collectively;

“Kimber Resources de Mexico” means Kimber Resources de Mexico, S.A. de C.V., the wholly owned subsidiary of Kimber Resources Inc.;

“MineQuest” means MineQuest Exploration Associates Ltd.;

“Minera Monterde” means Minera Monterde, S. de R.L. de C.V., the wholly owned subsidiary, and the holder of the Monterde Property and the Setago Property;

“Minera Pericones” means Minera Pericones, S.A. de C.V., the wholly owned subsidiary of Kimber Resources Inc. and the holder of the Pericones Property;

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

“Option Plan” means the Kimber Resources Inc. 2002 Stock Option Plan;

“Pericones Property” or “Pericones” means the staked mineral concession located approximately 100 kilometres southwest of Mexico City in the Municipality of Tejupilco in Estado de Mexico.

“QA/QC” means a quality assurance and quality control program;

“Setago Property” or “Setago” means the staked mineral concessions located in the Monterde Mining District, State of Chihuahua, Mexico

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

Notes to U.S. investors:

1.

The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this Annual Report are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards (The Canadian Institute of Mining, Metallurgy and Petroleum) on Mineral Resources and Mineral Reserves Definitions and guidelines adopted by the CIM Council on August 20, 2000.  A reader in the United States should be aware that the definition standards enunciated in National Instrument 43-101 differ from those set forth in SEC Industry Guide 7.

2.

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

3.

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

4.

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

5.

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

Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties provided under headings “ITEM 3D - Risk Factors”, “ITEM 4B - Business Overview”, “ITEM 4D – Property, Plants and Equipment” and “ITEM 5 - Operating and Financial Review and Prospects”.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.  Kimber does not intend to update these forward-looking statements.  Investors are cautioned against attributing undue certainty to forward-looking statements.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of reserves, such statements reflect the conclusion, based on reasonable assumptions, that the mineral deposit may be economically exploitable.

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

Kimber has financed operations principally through the sale of its equity securities and will require additional capital for its business operations. While Kimber believes it has sufficient capital and liquidity to finance current operations until the end of the first quarter of 2008, nevertheless, its continued operations are dependent on its ability to obtain additional financing through the further sales of equity securities.  See “Item 3D - Risk Factors.”

Under Canadian Generally Accepted Accounting Principles (in Canadian dollars):

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	June 30,	June 30,	June 30,	June 30,	June 30,
	2007	2006	2005	2004	2003
	$	$	$	$	$

Current Assets	6,687,329	16,907,238	4,796,055	3,865,185	1,424,566
Equipment	644,230	603,347	436,736	442,408	75,943
Investment	-	-	103,596	103,596	103,596
Deferred IPO Costs	-	-	-	-	-
Unproven mineral right interests	32,176,965	21,749,820	11,601,330	5,382,011	1,727,596
Total Assets	39,508,524	39,260,405	16,937,717	9,793,200	3,331,701

Current Liabilities	1,315,654	1,422,519	900,734	644,069	55,132
Total Liabilities	1,315,654	1,422,519	900,734	644,069	55,132
Net Assets (Liabilities)	38,192,870	37,837,886	16,036,983	9,149,131	3,276,569
Share Capital	46,762,332	42,766,942	19,033,066	11,126,010	4,299,265
Contributed surplus	1,970,385	1,796,853	1,366,406	559,628	-
Obligation to Issue Shares	-	-	-	-	-
Revenues	-	-	-	-	-
Deficit	(10,539,847)	(6,725,909)	(4,362,489)	(2,536,507)	(1,022,696)
Net Loss for the Period	(3,813,938)	(2,363,420)	(1,825,982)	(1,513,811)	(513,627)
Basic and Diluted Loss per Share	(0.08)	(0.06)	(0.06)	(0.07)	(0.04)
Weighted Average Number of
Common Shares Outstanding	48,118,320	40,026,359	30,612,668	21,977,441	13,381,406

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

Under U.S. Generally Accepted Accounting Principles (in Canadian dollars):

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	June 30,	June 30,	June 30,	June 30,	June 30,
	2007	2006	2005	2004	2003
	Audited	Audited	Audited	Audited	Audited
	$	$	$	$	$

Current Assets	6,687,329	16,907,238	4,796,055	3,865,185	1,424,566
Equipment	644,230	603,347	436,736	442,408	75,943
Investment	-	-	103,596	103,596	103,596
Deferred IPO Costs	-	-	-	-	-
Unproven mineral Right Interests	2,752,945	2,245,360	1,500,920	981,188	494,256
Total Assets	10,084,504	19,755,945	6,837,307	5,392,377	2,098,361
Current Liabilities	1,315,654	1,422,519	900,734	644,069	55,132
Total Liabilities	1,315,654	1,422,519	900,734	644,069	55,132
Net Assets (Liabilities)	8,768,850	18,333,426	5,936,573	4,748,308	2,043,229
Share Capital	46,762,332	42,766,942	19,033,066	11,126,010	4,299,265
Contributed surplus	1,970,385	1,796,853	1,366,406	559.628	-
Obligation to Issue Shares	-	-	-	-	-
Deficit	(39,963,867)	(26,230,369)	(14,462,899)	(6,937,330)	(2,256,036)
Revenues	-	-	-	-	-
Net Loss for the Period	(13,733,498)	(11,767,470)	(7,525,569)	(4,681,294)	(1,613,534)
Basic and Diluted Loss per Share	(0.29)	(0.29)	(0.25)	(0.21)	(0.15)
Weighted Average Number of Common Shares Outstanding	48,118,320	40,026,359	30,612,668	21,977,441	10,708,817

Except where otherwise indicated, all information extracted from or based on the Consolidated Financial Statements of Kimber are presented in accordance with Canadian GAAP.

Dividends

No cash dividends have been declared nor are any currently expected to be declared. Kimber anticipates that all available cash will be required to further Kimber’s exploration activities for the foreseeable future.  Kimber is not subject to contractual restrictions respecting the payment of dividends.

Exchange Rates

Unless otherwise indicated, all reference to dollar ($) amounts are in Canadian dollars.  The following table sets out the noon exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the periods indicated.  Rates of exchange are obtained from the Bank of Canada. Bank of Canada exchange rates are nominal quotations - not buying or selling rates - and are intended for statistical or analytical purposes. Rates available from financial institutions will differ. The noon exchange rate for the Canadian dollar against the U.S. dollar is calculated to reflect the trades that take place between 11:59 a.m. and 12:01 p.m.

Period End and Average - $C vs. $US

	June 30,	June 30,	June 30,	June 30,	June 30,
	2007	2006	2005	2004	2003

Period End	0.9404	0.8931	0.8142	0.7440	0.7378
Average	0.8830	0.8600	0.80118	0.7453	0.6622

Monthly High and Low - $C vs. $US

	June	May	April	March	February	January
	2007	2007	2007	2007	2007	2007

High for Month	0.9416	0.9150	0.8834	0.8577	0.8559	0.8524
Low for Month	0.9360	0.9102	0.8794	0.8540	0.8521	0.8482

As of June 30, 2007, the exchange rate to convert one Canadian dollar into the U.S. dollar was 0.9385.

B. Capitalization and Indebtedness

Not Applicable

C. Reasons for the Offer and Use of Proceeds

Not Applicable

D. Risk Factors

Kimber is subject to a number of significant risks due to the nature of its business and the present stage of its business development.  The following factors should be considered:

INDUSTRY RISKS

Resource exploration and development is a high risk, speculative business.

Resource exploration and development is a speculative business, characterized by a high number of failures.  Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any particular level of recovery or ore reserves will in fact be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited.

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

Kimber will, when appropriate, secure liability insurance in an amount which it considers adequate, however the nature of claims may exceed policy limits, or the liability and hazards might not be insurable.  Kimber might elect not to insure itself against such liabilities due to high premium costs or other reasons, in which event Kimber could incur significant costs that may have a material adverse effect upon its financial condition and operations.

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

Kimber does not hold any known mineral reserves of any kind. Future revenues, if any, are expected to be in large part derived from the future mining and sale of gold and silver or interests related thereto.  The prices of these commodities fluctuate and are affected by numerous factors beyond Kimber’s control including:

•

international economic and political conditions,

•

expectations of inflation or deflation,

•

international currency exchange rates,

•

interest rates,

•

global or regional consumptive patterns,

•

speculative activities,

•

levels of supply and demand,

•

increased production due to new mine developments,

•

decreased production due to mine closures,

•

improved mining and production methods,

•

availability and costs of metal substitutes,

•

metal stock levels maintained by producers and others, and

•

inventory carrying costs.

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

The mining industry is facing increasing operating and capital costs which may adversely affect the viability of existing and proposed mining projects.

Increasing operating costs are a factor that must be built in to the economic model for any mining project.  Significant operating cost increases have been experienced by the industry in recent years, the effect of which has been to reduce profit margin for some mining projects.

As a result of the increase in the prices of the labour and materials, to some extent caused by the increase in commodity prices, including the prices of the metals being mined by the industry, the capital cost of mining projects has significantly increased in the past few years.  Such increases in both operating and capital costs need to be factored into economic assessments of existing and proposed mining projects and may increase the financing requirements for such projects or render such projects uneconomic.

Companies carrying on operations in countries other than their home country are subject to on-going currency risks.

Kimber carries on exploration in Mexico.  The cost of exploration and future capital and operating costs are affected by foreign exchange rates for the Canadian dollar, United States dollar and Mexican peso.  The Company can mitigate the effects of these rate fluctuations, to some extent, through forward purchases.  Because of its limited operating record and history of losses, it may not be able to hedge future risk to the extent it feels is warranted.

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

Kimber has a limited history as an exploration company and does not have any experience in putting a mining project into production.

Kimber has only been actively engaged in exploration since 1999. The Company does not hold any mineral reserves and does not generate any revenues from production.  Kimber’s success will depend largely upon its ability to locate and develop commercially productive mineral reserves, which may never happen.  Further Kimber does not have any experience in taking a Mining project to the production stage.  As a result of these factors, it is difficult to evaluate Kimber’s prospects, and its future success is more uncertain than if it had a longer or more proven history.

The Company may not be able to market the minerals acquired or discovered due to factors beyond the control of the Company.

The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection, the combination of which factors may result in the Company not receiving an adequate return on invested capital.

Kimber expects to continue to incur losses and may never achieve profitability, which in turn may harm the future operating performance and may cause the market price of Kimber’s Common Shares to decline.

Kimber has incurred net losses every year since inception on March 31, 1995 and as of June 30, 2007 had an accumulated deficit of $10,539,847.  Kimber incurred a net loss of $3,813,938 for the year ended June 30, 2007 and $2,363,420 for the year ended June 30, 2006 (2005: $1,825,982; 2004: $1,513,811; 2003: $513,627).  If Kimber does not achieve a necessary  level of profitability it will have to raise additional financing or shut down its operations.

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

If  mineral reserves are not located Kimber will have to raise additional financing to continue exploration on the Monterde Property or the other properties that it owns, or shut down.

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

Kimber's exploration and development activities are subject to extensive laws and regulations governing health and worker safety, employment standards, waste disposal, protection of historic and archaeological sites, mine development and protection of endangered and protected species and other matters. A number of other approvals, licenses and permits are required for various aspects of mine development. Obtaining and maintaining the necessary permits are critical to Kimber's business and it is uncertain if all necessary permits will be obtained on acceptable terms or in a timely manner.  Future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation could negatively impact current or planned exploration and development activities or any other projects in which Kimber may become involved. Any failure to comply with applicable laws and regulations or failure to obtain or maintain permits, even if inadvertent, could result in the interruption of exploration and development operations or material fines, penalties or other liabilities.

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

Kimber originally contemplated an open pit mining operation on the Carmen deposit however it is currently contemplating the possibility of a combined open pit and underground mining operation, the effect of which, if it were to proceed to production, would expose the Company to additional risks of increased costs, potential time delays and risks to underground workers.

The change in concept from an open pit to a combined open pit and underground mining operation will if it proceeds on this basis expose the Company to the inherent risks of underground mining including increased costs, time delays in developing underground operations and safety issues that must be minimized.  The development of any mine plan and feasibility study must take these factors into consideration and may negatively impact the viability of the project.    Kimber does not currently have an assessment of the economic viability of the Carmen deposit as a combined open pit/underground operation that complies with NI 43-101 standards.

The Company has not completed an environmental impact statement (an “MIA”), nor has it received the necessary permits for water or explosives to conduct mining operations.

The Company’s current principal property is located in Mexico.

The department responsible for environmental protection in Mexico is SEMARNAT and has broad authority to shut down and/or levy fines against facilities that do not comply with environmental regulations or standards.

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

The Monterde Property is located in the Sierra Madre mountains of Mexico which have been subject to episodes of unusually high rainfall in the past two (2) years resulting in washouts and erosion of soil.  Continuing increased rainfall may result in increased costs and delays in operations.

Seasonal rains are a factor that must be considered when carrying on operations in areas such as the Sierra Madre where excessive rain fall may hamper operations.  Some other companies carrying on operations in areas of heavy seasonal rains have been severely impacted by the rainfall and on occasion have been required to cease operations.  Kimber’s operations may be negatively impacted by such rainfall.

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

Kimber will need to continue its reliance on the sale of its securities for future financing, resulting in dilution to existing shareholders.  Kimber anticipates that it will have to obtain additional financing before the end of the first quarter of 2008.

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

As of September 14, 2007 Kimber had 49,848,620 Common Shares issued and outstanding.  In addition, as of September 14, 2007 2,270,000 Common Shares were issuable upon exercise of outstanding stock options, all of which may be exercised in the future resulting in dilution to Kimber’s shareholders.  Of these amounts, officers and directors of Kimber own, as a group, 8,454,507 Common Shares (16.96%) and stock options to acquire an additional 1,680,000 Common Shares. Kimber may issue stock options to purchase an additional 938,381 Common Shares remaining under its existing stock option plan.  Most of these Common Shares, including the Common Shares to be issued upon exercise of the outstanding options, are freely tradable.

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

The Company’s principal project is in Mexico which is a developing country and it may be difficult for the Company to obtain necessary financing for its planned exploration or development activities because of their location in Mexico.  It may be difficult to find or hire qualified people in the mining industry who are situated in Mexico or to obtain all of the necessary services or expertise in Mexico or to conduct operations on its projects at reasonable rates.  If qualified people and services or expertise cannot be obtained in Mexico, the Company may need to seek and obtain those services from people located outside of Mexico which will require work permits and compliance with applicable laws and could result in delays and higher costs to the Company to conduct its operations in Mexico.

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

RISKS FOR U.S. HOLDERS

U.S. investors may not be able to enforce their civil liabilities against Kimber or its directors and officers.

It may be difficult to bring and enforce suits against Kimber which is incorporated in the Province of British Columbia, Canada.  With the exception of two (2) directors who are residents of the U.S., the officers and directors of Kimber are residents of British Columbia, Ontario and Ecuador having all or a substantial portion of their assets located outside of the U.S.  As a result, it may be difficult for U.S. shareholders of Kimber to effect service of process on these persons within the U.S. or to enforce judgements obtained in the U.S. based on the civil liability provisions of the U.S. federal securities laws against Kimber or its officers and directors.  In addition, U.S. shareholders of Kimber should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against Kimber, its officers or directors predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the U.S., or (ii) would enforce, in original actions, liabilities against Kimber, its officers or directors predicated upon the U.S. federal securities laws or other laws of the U.S.

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

If Kimber is (or has been) a PFIC and at any time has a non-US corporate subsidiary that is a PFIC, U.S. Holders generally would be deemed to own, and also would be subject to the PFIC rules with respect to, their indirect ownership interests in any such lower-tier PFIC.  A mark-to-market election under the PFIC rules with respect to Kimber would not apply to a lower-tier PFIC, and a U.S. Holder would not be able to make such an election with respect to its indirect ownership interest in any lower-tier PFIC.  See Item 10 E – Additional Information – Taxation

ITEM 4. INFORMATION ON THE COMPANY

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

At an Extraordinary General Meeting of Kimber’s shareholders held on May 28, 2004, the shareholders approved the adoption of new Articles under the new Business Corporations Act (British Columbia) and the increase in the number of Kimber directors to six (6) from five (5) as well as electing Mr. James J. Puplava to Kimber’s Board of Directors. The adoption of the new Articles became effective on June 3, 2004 upon filing a notice of alteration to the Notice of Articles with the Registrar of Companies on that date.

Kimber became a reporting issuer in the provinces of British Columbia and Alberta on June 5, 2002 and its Common Shares and July 12 Warrants were listed on the TSX Venture Exchange and commenced trading on July 16, 2002. Kimber voluntarily delisted its shares from the TSX Venture Exchange at the end of trading on June 17, 2004 and its shares were listed and commenced trading on the TSX on June 18, 2004. Kimber is now also a reporting issuer in the Province of Ontario. On July 21, 2005 Kimber filed an amended Form 20-F Registration Statement with the SEC and subsequently applied for and was listed on the American Stock Exchange (“AMEX”).  Trading on Amex commenced on December 22, 2005.

The head office and registered and records office of Kimber are located at Suite 215 - 800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6. Telephone: (604) 669-2251.

The fiscal and head office of Minera Monterde, S. de R.L. de C.V. (“Minera Monterde”), Kimber Resources de Mexico S.A. de C.V. (“Kimber Resources de Mexico”) and Minera Pericones S.A. de C.V. (“Minera Pericones”), wholly owned subsidiaries of Kimber, are located at Camino al Campestre # 4302, Col. Quintas Campestre, CP 31214, Chihuahua, Chihuahua State, Mexico. Telephone: 52 6144 105 403.

Kimber Resources de Mexico and Minera Pericones, also have a corporate office at Ave. Ejercito Mexicano N0. 2004 – 206 Col. Insurgentes, Mazatlan, Sinaloa, Mexico.

Kimber’s principal capital expenditures since inception relate to its mineral properties in Mexico.  At June 30, 2007, Kimber had a balance of $32,176,965 in unproven mineral right interests costs relating to expenditures on its mineral properties.  During the fiscal year ended June 30, 2007, Kimber incurred $10,346,976 in mineral property acquisition and exploration expenditures on the Monterde Property (the “Property”) ($499,437 for acquisition; $9,847,539 on exploration), the El Coronel Concessions ($nil_ for acquisition, $nil on exploration) the Setago Property ($nil for acquisition; $nil on exploration) and the Pericones Property ($8,148 for acquisition; $72,021 on exploration).

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

As of June 30, 2007, Kimber had incurred $32,176,965 on the acquisition, exploration of the Property, of which Atna funded $444,628.  During the last five financial years ended June 30, 2007 Kimber has carried out a program of reverse circulation drilling, diamond core drilling, trenching and sampling on the Property.  In addition, as of June 30, 2007 Kimber had incurred $60,996 on the acquisition, exploration of the Setago Property and $80,169 on the acquisition, exploration of the Pericones Property.

Mr. Robert Longe, President and Chief Executive Officer of the Company is scheduled to retire on October 31, 2007.  Mr. Gordon Cummings, Kimber’s current Chief Financial Officer, has been appointed to the position of President and Chief Executive Officer effective following Mr. Longe’s retirement.  The promotion of Mr. Cummings will necessitate the hiring of a new Chief Financial Officer.  In addition the Company intends to hire a new senior technical person to direct the Company’s exploration and development programs.  Refer to “Item 6B - Directors, Senior Management and Employees - Compensation” for a description of the terms of settlement with Mr. Longe.

On February 28, 2008 Mr. Michael Hoole, the Company’s Vice President and Secretary will resign as an officer of the Company.  Mr. Hoole’s resignation will necessitate the realignment of senior management duties and responsibilities and the appointment of a Secretary of the Company.  As of the date of this Annual Report a decision on the assignment of Mr. Hoole’s duties and responsibilities has not been made.  Refer to “Item 6B - Directors, Senior Management and Employees - Compensation” for a description of the terms of settlement with Mr. Hoole.

COMPANY FINANCINGS

Initial Public Offering

On July 12, 2002, Kimber closed its Initial Public Offering with Canaccord Capital Corporation. Kimber placed a total of 7,000,000 units at $0.45 per unit for gross proceeds of $3,150,000. Each unit consisted of one share and one transferable share-purchase warrant exercisable at $0.45 until July 12, 2003 and thereafter at $0.55 until they expired on January 12, 2004. Canaccord received 10% of the gross proceeds totalling $315,000 and 1,400,000 non-transferable warrants exercisable at $0.45 until July 12, 2003 and $0.55 until January 12, 2004.  Kimber also issued Canaccord 250,000 Common Shares and paid a sponsorship fee of $30,000.

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

Canaccord received an 8% commission (paid one-half in cash and one-half in units) and non-transferable share purchase warrants for the purchase of 200,000 Common Shares.Each warrant was exercisable into one Common Share at $0.80 for a period of 12 months from the date of issue of the warrant.  In addition, Kimber paid Canaccord a $5,000 administration fee. The agency agreement between the Company and Canaccord dated for reference November 20, 2003 expressly excluded U.S. Persons from participating in the private placement.

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

Private Placement No.7 (non-brokered)

On August 26, 2005, the Company closed a non-brokered private placement of 3,333,332 units to raise gross proceeds of $4,999,998.  All of the units were issued at a price of $1.50 per unit and each unit consisted of one common share and one-half of a non-transferable warrant, with one whole warrant entitling the holder to purchase one additional common share at $1.80 until February 26, 2007.  A finder's fee of $40,000 was paid to an investment brokerage firm in respect of 1,333,332 units. Some of the units were sold to U.S. Persons in reliance on the U.S. “accredited investor” exemption.

Private Placement No.8 (brokered and non-brokered)

On March 1, 2006 the Company closed brokered and non-brokered private placements of a total of 7,047,500 common shares at a price of $2.00 for gross proceeds of $14,095,000. Puplava Securities Inc. ("PSI") of San Diego, California acted as agent for the brokered private placement and Dr. Leanne Baker, Managing Director of Investor Resources LLC and broker with PSI, acted as a consultant in the United States. Dr. Baker subsequently became a Director of the Company on October 30, 2006.  The Company paid cash commissions of 5.5% on the brokered placements to PSI. Mr. James Puplava, a Director and major shareholder of the Company, and a principal of PSI, did not acquire shares through the placement (see Note 10). The non-brokered private placement was to institutional and accredited investors in Canada and offshore. Blackmont Capital Inc., Canaccord Capital Corp., and PSI received finder's fees of 5.5% of the proceeds raised on certain placements. The total commissions and finder's fees paid on both the brokered and non-brokered placements was $428,725 and of that amount cash commissions and finder’s fees of $234,850 were paid by the Company to PSI.  No warrants were issued to investors or agents in connection with the offering.

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

Minera Monterde is a Mexican mining enterprise that was formed under the laws of Mexico on January 21, 2000 as a limited liability partnership with variable capital stock.  The fiscal and head office of Minera Monterde is located at Camino al Campestre # 4302, Col. Quintas Campestre, CP 31214, Chihuahua, Chihuahua State, Mexico.

Kimber Resources de Mexico is a Mexican subsidiary that was formed under the laws of Mexico on March 16, 2005 as a limited liability mercantile corporation for the purposes of hiring employees, contractors and equipment and supplying them to Minera Monterde and Minera Pericones.  The fiscal and head office of Kimber Resources de Mexico is located at Camino al Campestre # 4302, Col. Quintas Campestre, CP 31214, Chihuahua, Chihuahua State, Mexico. Its corporate office is located at Ave. Ejercito Mexicano N0. 2004 – 206 Col. Insurgentes, Mazatlan, Sinaloa, Mexico.

Minera Pericones is also a Mexican subsidiary that was formed under the laws of Mexico on December 16, 2005 as a limited liability mercantile corporation for the purposes of owning the Pericones Property.  The fiscal and head office of Minera Pericones is located at Camino al Campestre # 4302, Col. Quintas Campestre, CP 31214, Chihuahua, Chihuahua State, Mexico.  Its corporate office is located at Ave. Ejercito Mexicano N0. 2004 – 206 Col. Insurgentes, Mazatlan, Sinaloa, Mexico.

D. Property, Plants and Equipment

Cautionary Note to U.S. Investors concerning Estimates of Measured and Indicated Resources

This section uses the terms “Measured Resources”, “Indicated Resources.” and “Inferred Resources.  The Company advises U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize such terms.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

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

Kimber’s principal targets on the Property are open-pittable and underground ore bodies, where gold and silver are amenable to extraction by heap leaching and/or conventional milling.

Table 1

THE PROPERTY

Monterde Concessions

Concession	Title	Area in	Expiry Date
Name	Number	Hectares	(mo/day/year)

Group 1 Concessions
Monte Verde	209794	26.0000	08/08/2049
Los Hilos	209793	6.0000	08/08/2049
El Carmen	210811	11.0000	11/29/2049
El Carmen II	209795	22.0000	08/08/2049

Group 2 Concessions
Anexas de Guazapares	212541	20.0000	10/30/2050
Anexas de Guazapares	212552	18.8947	10/30/2050
Anexas de Guazapares	212542	9.7535	10/30/2050

Group 3 Concessions
Anexas de Guazapares	112692	90.0000	04/08/2011

Group 4 Concessions
Ampliacion Guadalupe	226011	59.0799	11/14/2055

El Coronel Concessions

Concession	Title	Area in	Expiry Date
Name	Number	Hectares	(mo/day/year)

La Bonanza	192039	98.2751	12/18/2041
Montaña de Oro	205334	183.0045	08/07/2047
La Verde	217341	195.0000	07/01/2052
La Flor de Oro	217342	148.1485	07/01/2052
San Cristobal	217344	196.1159	07/01/2052
El Carmen*	217345	10.8835	07/01/2052
Merlin	217346	3.9176	07/01/2052
La Morena	217348	53.5533	07/01/2052
La Malinche	217347	248.1107	07/01/2052
Bola de Oro	216991	100.6203	06/04/2052
Venadito II	217349	167.8195	07/01/2052

Staked Concessions

Stratus	219869	45.1100	04/24/2053
Dakota	219107	74.2600	02/06/2053
Rubia	223447	780.4720	01/10/2055
Rubia Fraccion 1	223448	23.4900	01/10/2055
Concession	Title	Area in	Expiry Date
Name	Number	Hectares	(mo/day/year)

Rubia Fraccion 2	223449	0.4950	01/10/2055
Los Abuelos Frac. Oeste	218532	0.9416	11/21/2052
Los Abuelos Frac. Este	218533	0.1974	11/21/2052

Rubia 2	226555	11,360.3100	01/26/2056
Rubia 2 Fraccion 2	226556	1.0214	01/26/2056
Rubia 3	226371	15,258.0241	01/12/2056
Rubia 4	226372	1.7752	01/12/2056
Rubia 5 Fraccion 1	226538	12.8394	01/25/2056
Rubia 5 Fraccion 2	226539	4.0546	01/25/2056
Rubia 5 Fraccion 3	226540	35.2419	01/25/2056
	Total Area:	29,266.4096	hectares

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

By option agreement dated February 14, 2000, as amended from time to time, between Minera Monterde, Miguel Orozco Franco and his spouse Griselda Palma Heredia, Minera Monterde was granted an option to acquire a 100% interest in the Group 1 Concessions.  Subsequently, Minera Monterde determined that unregistered interests in the Group 1 Concessions had been transferred to Jose Gildardo Estrada Ramirez and Barney Green Lee Portillo and by agreement (the “Acknowledgment Agreement”) dated February 13, 2001 entered into between Minera Monterde, Miguel Orozco Franco and his spouse Griselda Palma Heredia, Jose Gildardo Estrada Ramirez, his spouse Lilia Olivia Moreno Urista, Barney Green Lee Portillo and his spouse Susana Alicia Trejo Rubio, Minera Monterde received the acknowledgment of the option agreement on the Group 1 Concessions and an option on all of their interests in the Group I Concessions.  By agreement dated June 20, 2003 Minera Monterde acquired registered title to the Group 1 Concessions, subject to making semi-annual payments.  The Company made the final payment for this group of concessions on August 14, 2005. The total amount paid for the acquisition of the Group 1 Concessions was US$721,000.

By option agreement dated February 16, 2000, as amended from time to time, between Minera Monterde and Carlos Munoz Caballero, represented by Vicente Arturo Caballero Olivas, Minera Monterde was granted an option to acquire a 100% interest in the Group 2 Concessions.  By agreement dated June 20, 2003, Minera Monterde acquired registered title to the Group 2 Concessions, subject to making semi-annual payments. The Company made the final payment for this group of concessions on August 14, 2005. The total amount paid for the acquisition of the Group 2 Concessions was US$190,700.

By option agreement dated February 14, 2000, as amended from time to time, between Minera Monterde, Vicente Arturo Caballero Olivas, his spouse Susana Otilia Quevedo Almazan, Maria Estela Caballero de Swanson and Gloria Caballero de Munoz, all represented by Vicente Arturo Caballero Olivas, Minera Monterde was granted an option to acquire an 87.5% interest in the Group 3 Concessions with the understanding that the remaining 12.5% registered in the name of a deceased sister of  Vicente Arturo Caballero Olivas would also be included in the option upon resolution of the estate of the deceased sister. Minera Monterde acquired title to the full 100% interest in the Group 3 Concessions by making the final payment for this group of concessions on June 22, 2004.  The total amount paid for the acquisition of the Group 3 Concessions was US$95,400.

By option agreement dated February 8, 2001 between Ismael Quezada Campos and his spouse Francisca Giron Duarte and Minera Monterde, Minera Monterde acquired exploration rights and the option to purchase the Group 4 Concessions for semi-annual payments totaling US$47,800, including payments made prior to execution of the option agreement.  Subsequent to the death of Ismael Quezada Campos, by agreement dated June 20, 2003, entered into between Francisca Giron Duarte, the widow and beneficiary of the Estate, and Minera Monterde, Minera Monterde exercised its option and acquired a 100% interest in the Group 4 Concessions by completing the outstanding payments.

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

By option agreement dated August 14, 2001 entered into between Minera Monterde and Cia Minera el Coronel, S.A. de C.V., Minera Monterde acquired the exploration rights and option to purchase a 100% interest in the El Coronel Concessions. By agreement dated September 8, 2003 Minera Monterde acquired title to the El Coronel Concessions, subject to making semi-annual payments. The Company made the final payment on July 31, 2006. The total amount paid for the acquisition of the El Coronel Concessions was US$1,000,000.

Property Payments

All taxes on the concessions making up the Property have been paid and are current. Property payments on the Monterde Concessions and the El Coronel Concessions were made as required in 2000 to August 2007. As of July 31, 2006 all of the payments due in respect of the purchase of the Property had been paid.

Property Description and Location

The Property, located in the Sierra Madre Mountains of southwestern Chihuahua State, is approximately 75 kilometres northwest of Goldcorp Inc.’s El Sauzal Mining Project and approximately 50 kilometres southeast of the Ocampo Mining District.  It is located at approximate geographic coordinate’s 27°35.5' North latitude, 108° 05' West longitude, in Guazapares Municipality, approximately 260 road kilometres southwest of Chihuahua, Mexico.

Refer to Figure 1 and Figure 5 for the location and directions to the Monterde Property in Mexico and Figure 2 and Figure 3 for the location of individual concessions.

Figure 1

Monterde Project Location Map

June 2007

Figure 2

Land Status – Core Concessions

May 2007

3,059,000 N
Carotate Resource Area A
13a
Ejido Occobiachi
14
SAN FRANCISCO B-1000
Ejido OCOVIACHI
Ejido MONTERDE
13d
13a
7
23
15
5a
5c
24
Ejido ROCOROYVO
5d
9
13f
5b
1
13c
17
22
4
3
2
16
791,000 E
21
12b
6
8
12a
11
10
20
784,000 E
LA FORTUNA
18
19
13a
9
Carmen Resource Area M
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
4 - EL CARMEN II
5a-d - A. DE GUAZAPARES
6 - AMPLIACION GUADALUPE

Modified from Hitchborn and Richards, 2003

Kimber Resources Inc.

MONTERDE PROJECT

LAND STATUS - CORE CONCESSIONS

Figure 2

May 2006

Monterde Project Claim Holdings

June 2007

Figure 4

Mineralization and Structure on the Monterde Property

As at July 17, 2007

Figure 5

Access to the Monterde Property

June 2007

Sign to make a left turn
Monterde
Project Site
795,000E
Nacarare
3,052,000N
Creel
Agua
Zarca
Temoris Junction
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

The same assay database was used to make a block model estimate (Carmen Deposit Resource Estimate “M”, see table below). The block model estimate was prepared by G. Giroux, P.Eng. of Micon International. His report dated July 17th, 2006 is filed on SEDAR.  This report has since been amended to include the restatement of some tonnages of resource that were included in the original report but were not included in the summary table.  The amended report dated May 29th, 2007 has been filed on SEDAR.  The table below reflects the values in the amended report.

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

The grade distribution of both gold and silver separately were modeled by interpretation of assay data on bench plans within the previously determined mapable limits of 0.1 g/t and 35 g/t for gold and silver, respectively.  The grade values at the block centres were estimated by ordinary kriging.  Kriged estimates typically contain more tonnes at lower grade than polygonal estimates due to the smoothing effect of averaging block grades from several adjacent drill holes.

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

Carmen Deposit Resource Estimate “M” (Block Model) above 0.3g/t Au, or 35g/t Ag
	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Gold Eq.* (g/t)	Gold, ounces	Silver, ounces	Gold Eq.* ounces
Measured	23.3	0.78	44	1.37	583,100	33,180,000	1,025,500
Indicated	9.9	0.68	26	1.03	218,000	8,460,000	330,800
Measured & Indicated	33.2	0.75	39	1.27	801,100	41,640,000	1,356,300
Inferred	3.5	0.64	17	0.87	72,600	1,950,000	98,600

*conversion factor of 75 ounces of silver to one ounce of gold

A preliminary examination of the Carmen resource data for possible underground mining, implying the exploitation of narrower but higher grade structures than those mineable by surface methods was made by Mr. A.A. Burgoyne, P.Eng. of Burgoyne Geological Inc. and Mr. J.B. Richards, P.Eng. of Kimber.  Their report dated July 17th, 2007 has been filed on SEDAR.  The polygonal method was used for the resource estimate. Because of the preliminary nature of the work and the uncertainty of the exact locations of the high-grade bands, all the resource reported is classified as Inferred.  The total resource estimated to be mineable by underground methods is tabled below.  Economic analysis of mining operations balancing open pit and underground mining will optimize the project value.

Carmen Deposit Underground Resource Estimate, Structures >=1.2m true thickness, >=3.gt AuEq
The Resource is classified as Inferred	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Gold Eq.* (g/t)	Gold, ounces	Silver, ounces	Gold Eq.* ounces
Resource Total	3.8	4.94	145	7.01	607,300	17,763,000	860,600
Resource contained within previously announced block model (Estimate “M”)	3.1	4.61	162	6.92	462,500	16,250,000	694,200
Additional to Resource Estimate “M”	0.7	6.41	67	7.30	144,800	1,513,000	165,000

*conversion factor of 70 ounces of silver to one ounce of gold

Bulk Density

The bulk density value used in current resource estimates, 2.30 tonnes per cubic metre, is based on 197 drill core samples.

Veta Minitas Resource Estimate

Veta Minitas is a 500 metre structure lying 250 metres to the west of the Carmen deposit. Resources outlined by 23 holes drilled on the first 150 metre portion of the structure are listed below. This resource estimate was reviewed and approved by Mr. J.B. Richards, P.Eng. in his capacity as Qualified Person.

The resource estimate on the partially-drilled Veta Minitas structure was originally reported in November, 2004.

	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t) *	Gold (oz)	Silver (oz)	Gold Eq (oz) 75:1
Measured Resources	.7	0.63	88	1.80	14,200	1,974,900	40,600
Indicated Resources	.176	1.03	105	2.42	6,000	591,800	13,700
Inferred Resources	.4	0.37	69	1.28	4,500	840,000	15,700

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

	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t) *	Gold (oz)	Silver (oz)	Gold Eq (oz) 75:1
Measured Resources	1.68	0.81	29	1.20	44,000	1,578,000	65,000
Indicated Resources	1.02	0.83	29	1.21	27,000	945,000	40,000
Inferred Resources	3.78	0.85	25	1.18	103,000	2,987,000	143,000

*Gold-equivalent assumes equivalence of 75 units of silver to one unit of gold

Again, grade cut-off is 0.3 grams gold per tonne or 35 grams silver per tonne if the gold grade is less than 0.3 grams per tonne.

Total Resources

Combined resources of gold and silver on the Carmen, Veta Minitas, and Carotare deposits are shown in the table below.

Total Resources on The Monterde Property
	Tonnes	Gold (oz)	Silver (oz)	Gold eq.* (oz)
Measured	25,651,000	641,300	36,732,900	1,131,100
Indicated	11,146,000	251,000	9,996,800	384,500
Measured & Indicated	36,797,000	892,300	46,729,700	1,515,600
Inferred	8,413,000	180,100	5,777,000	422,300
*Gold-equivalent assumes equivalence of 75 units of silver to one unit of gold for all deposits

Mineral Rights

In Mexico, companies incorporated pursuant to Mexican law and Mexican nationals may acquire mining concessions, which are valid for a renewable term of fifty years.  Each mining concession must be legally surveyed and is subject to a semi-annual tax for the mining rights and as well, a certain amount of work must be done annually; proof of which must be filed each year with the proper authorities.

Failure to perform the required work and file the receipts, can lead to the concession being cancelled. The amount of the tax on mining rights and work required increases with each passing year.

Prior to the expiration of the fifty year term, an application for a renewal of the mining concession title must be filed to extend the title for a renewable term of 50 years, subject to certain conditions.  Again, there is a semi-annual tax for the mining rights as well as a requirement that a certain amount of assessment work be done on the concession.

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

The ejido system is a system where rural communities collectively own the surface rights to agricultural lands, which have been acquired from the federal government for the purposes of agricultural development and/or cattle ranching.  Based on the Agrarian Law of 1992, an ejido has the right to lease the property under its control and in some cases, can sell the land.

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

By agreement dated May 7, 2006 (an “Ocupación Temporal”) between Minera Monterde and the Ejido Ocobiachi the right to use and occupy land under the control of the Ejido Ocobiachi for exploration and mining purposes was granted to Minera Monterde for a term of 30 years, subject to the payment of annual rent commencing 30 days following the commencement of commercial production. The rent is to be determined by the Commission for the Appraisal of National Property under the National Property Act of Mexico. Prior to that Minera Monterde has the obligation to provide community services to the Ejido for the improvement of the community infrastructure and the betterment of the community as a whole in an amount of not less than US$40,000 per year. The areas to be used for exploration and mining presently cover a total of 2,184 hectares of land. Certain procedural omissions in the manner in which of the Ejido called the meeting to approve the May 7, 2006 agreement necessitate the calling of a new meeting and the ratification of the existing agreement or the approval of a new agreement.  The meeting for this purpose has not yet been called.

An Ocupación Temporal is analogous to a surface easement in that the area agreed upon with the surface rights holder is registered with the government and as such, the surface owner must allow the mining concession owner access and use.  The Agreements have been accepted and registered in the Registro Agrario Nacional, the government land registry.

Permits

The department responsible for environmental protection in Mexico is SEMARNAT which has broad authority to shut down and/or levy fines against facilities that do not comply with environmental regulations or standards.

Regulations require that an environmental impact statement, known in Mexico as a Manifiesto de Impacto Ambiental (“MIA”), be prepared by a third-party contractor for submittal to SEMARNAT.  Studies required to support the MIA include environmental, socio-economic and archaeological baseline studies, impact assessments and risk assessment. The baseline studies are expected to be completed by the end of the second quarter of 2008, with impact assessments and risk assessment to be carried out upon completion of the baseline studies.  Although the regulatory process in Mexico does not have a public review component, proof of local community support for a project is required to gain final MIA approval.

Kimber is currently operating with Cambio de Uso (change in use of land) permits, granted by SEMARNAT which allow the Company to undertake exploration activities in specified locations. Cambio de Uso permits are valid for three years and are renewable.

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

A limited permit allowing small-scale blasting has been granted to a contractor for road construction for the purposes of exploration on the Monterde Property.  As of the date of this Annual Report, the Company has not applied for an explosives permit required for full-scale blasting operations from the Mexican National Defence Secretariat. Once the Company’s operations require the permit, a powder magazine will be constructed based on projected need or usage and the permit would be applied for.

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

Fauna in the area includes black-tailed jack rabbits, cottontail rabbits, skunks, raccoon, squirrels, chipmunks, mice, white-tailed deer, and possibly mule deer.  Historically, puma, jaguar, wolves, wild boar, brown bear, black bear, and cougar were found in the area but they have not generally been seen since the 1960’s. Coati and coyotes are present in the area   Reptiles include rattlesnakes, king snakes, bull snakes and corn snakes. Lizards exist in abundance.

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

In September, 2006 Kimber engaged an earth sciences engineering firm to advise on water surface management and erosion mitigation. Measures implemented included re-sloping and decommissioning drill pads and exploration roads; installing gabion barriers, culverts, berms, cross-drains, fords, french drains, silt fences, and jute matting. Non-invasive, indigenous saplings (2,750) were planted and hay, grass seeds, and manure were spread over cleared areas.

During the month of July 2007, a severe storm (producing 95 mm of rain within four hours) caused unusually severe erosion of drill pads and roads in the Carmen and Carotare areas.  Measures to control erosion (principally the building of gabions and installation of culverts), which had been in progress since September 2006, served to mitigate the effect of the storm. Remediation work resulting from the storm is anticipated to cost approximately $150,000 and continuation of the planned erosion control program is estimated to cost an additional $57,000 during October, November and December, 2007.

Numerous streams are present and water supply is not expected to be a problem. Provision may have to be made for some water storage.  There is good local infrastructure centred in Creel, the local centre for supply. Abundant labour is available locally from Creel and the surrounding small towns and villages.  The region has a history of mining and the people are familiar with it.  Electricity is available from the national power grid at either 34 or 115 kilovolts at San Rafael. A substation and approximately 30 kilometres of line will be required.

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

Golden Treasure Explorations Inc. optioned the Monterde Concessions in June 1998, and initiated an exploration program consisting of mapping and rock chip sampling.  The results were positive and drilling was recommended.  The first ever drilling of the Monterde Concessions commenced in early December 1998 under the direction of Alan Hitchborn, prior to him joining the Company.  Approximately 760 metres in eight drill holes (MTR-01 through MTR-08) were completed shortly after.  Assay results were favourable, but in late summer 1999, Golden Treasure failed to make the required option payments under the option agreements with the vendors and relinquished control of the Monterde Concessions.

In the fall of 1999 Kimber began negotiations with the owners of the Monterde Concessions. Option agreements between Minera Monterde and the owners were signed in February 2000.

Regional Geology

The Sierra Madre Occidental mountain range is a region of northwest trending volcanic-intrusive centres and scattered calderas approximately 1,250 kilometres long and 250 kilometres wide, Tertiary to Late Cretaceous in age.  The geology is notable for the great thickness of pyroclastics ranging in size from dust to boulder tuffs on an andesite basal unit, all on a basement of Jurassic marine sediments.   The Sierra Madre Occidental mountain range is recognized as having a high density of precious and base metal deposits genetically and spatially related to the volcanic-intrusive centres and associated faults. On the west the Sierra Madre is bounded by the Sonora Basin and Range Province and on the east by the central Mexican carbonate platform.

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

Property Geology

The Monterde Mining District, emplaced in a volcanic complex, is classified as a low sulphidation, epithermal gold-silver deposit based on the mapped alteration assemblages.  The following descriptions on geology, lithology, and structure are from Hitchborn and Richards (2001) and modifications made during the 2003 program.

The host lithologies range from slightly welded intermediate tuffaceous rocks to welded intermediate tuffaceous rocks.  Comagmatic intrusive rocks are present and are variably altered.

The volcanic complex is localized at the intersection of two regional scale structural trends, one striking northwest with a right lateral sense of movement, and the other striking northeast with a left lateral sense of movement.  At the deposit scale, the controls on gold-silver mineralization reflect the regional right lateral strike slip shear system and the associated antithetic shears, synthetic shears and normal faults.

Alteration styles mapped include early stage propylitic, silicic, phyllic, argillic, quartz vein stock work, and iron oxides.  Gold and silver mineralization is hosted in all of the stated alteration styles, the exception being, no gold-silver mineralization has been encountered in the propylitic and silicic alteration styles.  The mapped alteration assemblages and quartz vein morphology suggests that the Carmen Deposit is located in the upper levels of the hydrothermal system.

Data collected to date demonstrates low values for arsenic and antimony.

The Carmen deposit is oxidized to at least three hundred metres vertical depth.  Figure 6 presents the generalized geologic map of the Monterde District.  Figure 7 is a geological cross section through the Carmen deposit and adjacent area.

Lithology

The volcanic complex that hosts the Monterde District is composite in nature. The evolution of the complex follows a common extrusive rock pattern of lower intermediate rocks, followed by intermediate rocks with a slightly more felsic component, capped by a series of siliceous rocks.

Figure 8 presents the volcanic-intrusive stratigraphy of the Monterde District.  Discussion of the compositional classification of the following lithologies is based on hand sample description and petrographic studies.

Intermediate Rocks

The lowest outcropping lithologies of the complex are porphyritic intermediate rocks.  Phenocryst content consists of plagioclase euhedra, and well-formed hornblende phenocrysts.  The groundmass is aphanitic, grey to dark grey when fresh, greenish grey when propylitically altered.  Based on phenocryst mineralogy, the intermediate rocks would be classified as andesite, which occur as flows and perhaps minor tuffaceous rocks.

Outcrops of the andesitic lithologies are mapped south and west of the deposit area.  The rocks rarely occur completely fresh, most outcrops exhibit some propylitic alteration.  Supergene argillization is present in some outcrops.  Supergene argillic alteration is the result of oxidation of pyrite, which was emplaced with the propylitic alteration event.  Sparse quartz veins are also noted in some areas.  No sampling has been conducted on these exposures.

Tuffaceous Rocks - TxTL, Tbx, FTU, FTUa, WLT

Overlying the basement andesite is a series of three tuffaceous lithologies. The contact between the tuffaceous rocks and the underlying andesite are assumed to be unconformable.  Measured dips on the tuffs are gentle, 5 to 10 degrees southeast.  This series of tuffaceous lithologies hosts the gold-silver mineralization in the Monterde District.

The lowest unit is white to light grey, slightly to moderately welded, fine-grained lithic tuff (TxTL).  The lithic tuff contains fragmentals of the parent tuff lithology and fragments of the underlying andesitic lithologies.  Phenocryst mineralogy suggests a latite composition for these tuffs. Phenocrysts consist of plagioclase, sanidine, quartz, and occasional biotite.  In some occurrences of biotite, it is not clear if the biotite is primary or secondary and related to alteration. The groundmass is generally fine to medium grained.  Where welding is more pronounced, the groundmass exhibits eutaxitic texture.  The andesitic lithic component of this unit is deemed fine-grained.  Most lithic fragments are smaller than 2.5 centimetres in the largest dimension.

C1
C2
S3
S4
CARMEN
LOS PILOS
LEGEND
Pre-Mineralization Pyroclastics, Flows
WLT
Eutaxitic textured welded tuff, minor andesitic lithic fragments.
FTU FTUe
Non-welded fragmental tuffs(FTU), and associated flow-banded dikes(FTUe) that in outcrop grade into each other.
Tbx
Coarse grained tuff breccia, and andesitic fragmentswhich range in size from 2.5cm to 2m.
TxTL
Crystal lithic tuff, slightly to moderately welded, with lithic fragments generally smaller than 2.5cm in diameter.
Pre-Mineralization Intrusives
Ppb Pfq
Pre-mineralization porphyry intrusives, comagmatic with the tuffaceous rocks. Plagioclase biotite porphyry, (Ppb), predominately plagioclase and biotite with sparse quartz phenocrysts, and feldspar quartz porphyry intrusive, (Pfq) plagioclase, quartz, sparse sanidine, and minor biotite phenocrysts in an aphanitic groundmass.Outcrop occurrence is as small plugs and dikes.
C1
Plane of the Long Section C1 and its 25 m towards and away limits
Tunnel
Structure
Drill Hole with Gold Equivalent above 3 g/ton high light
KIMBER RESOURCES INC
MONTERDE PROJECT
CARMEN DEPOSIT
CROSS SECTION 42
GEOLOGY
Looking 315°
Figure 7
May 2007
JB ENGINEERING LTD
The location of the section is given on Figure 9

OBS OBSIDIAN DIKES
WLT
WELDED LITHIC TUFF
Au Ag
PQ
FLOW DOME
AND DIKES
FTU FRAGMENTAL TUFF /
"TUFFISITE" DIKE
Au Ag
TBX
BRECCIA TUFF
Au Ag
Au
Ag
TBX
BRECCIA PIPE ?
?
?
TXTL
CRYSTAL
LITHIC
TUFF
Au Ag
TXTL
Au Ag
TXTL
PPB
Au Ag
AND
"ANDESITE"
FLOWS AND
PYROCLASTICS
AND
AND
"UPPER VOLCANICS"
"LOWER VOLCANICS"
Upper Cretaceous to Lower Tertiary
FTUA
"TUFFISITE" AND FLOW BANDED
RADIAL DYKES
Au Ag
PPB
PORPHYRITIC PLAGIOCLASE BIOTITE
"LATITE" PLUGS

KIMBER RESOURCES INC
MONTERDE PROJECT
Stratigraphic Column
FIGURE 8
May 2007

A.D.H. Feb 2005

Modified From Hitchborn and Richards, 2001
C2
C1
S3
S4
LEGEND
Drill Hole Projection
Adit
Shaft / Winze
Cross section trace
Section 42
Carmen Sections
metres
0 25m 50m 75m
Section 24
Section 25
Section 26
Section 27
Section 28
Section 29
Section 30
Section 31
Section 32
Section 33
Section 34
Section 35
Section 36
Section 37
Section 38
Section 39
Section 40
Section 41
Section 42
Section 43
Section 44
Section 45
Section 46
Section 47
Section 48
Section 49
Section 50
Section 51
Section 52
Section 53

Kimber Resources Inc.

MONTERDE PROJECT

CARMEN DEPOSIT DRILL HOLE AND CROSS SECTION LOCATION MAP

Figure 9

May 2007

The next unit in the tuff series is a coarse grained lithic tuff (Tbx).  The designation, ‘coarse grained’ is derived from the larger size of the andesite lithic fragments present in the unit.  The andesite lithic fragments range in largest dimension from less than 2.5 centimetres to over 2 metres.  At some mapped localities, the amount of andesite lithic component present in the tuff gives the rock the appearance of agglomerate.  The coarse grained lithic tuff has the same phenocryst composition as the fine-grained lower tuff unit and would be termed a latite on this basis.  The degree of welding present is mostly moderate to slight.

Overlying and intruding the Tbx are non-welded fragmental tuffs and associated flow banded dykes (FTU).  The flow banded dykes are seen in outcrop to grade into the fragmental tuffaceous rocks (FTUa).  The fragmental unit is tan to white.  Phenocryst content suggests a latite composition.

Capping the coarse grained lithic tuff is a welded tuff (WLT) that displays distinct eutaxitic textures.  This unit has the same phenocryst composition as the two underlying tuff units.  Minor andesite fragments are present in the unit.

Quartz Feldspar Intrusive, Plagioclase Biotite Intrusive - Pre-mineralization – Pfq, Ppb

Outcrop of pre-mineralization feldspar quartz porphyry (Pfq) intrusive is present west and northwest of the Carmen Deposit.  This lithology occurs as plugs and dikes intruding the tuffaceous lithologies.  Phenocryst content is composed of plagioclase, quartz, sparse sanidine, and minor biotite.  The groundmass is aphanitic.  Based on phenocryst mineralogy, the interpretation is that this intrusive lithology is comagmatic with the tuffaceous rocks.

Plagioclase biotite intrusive (Ppb) crops out northeast of the Carmen deposit.  The phenocryst mineralogy is predominately plagioclase and biotite with sparse quartz phenocrysts.  Outcrop occurrence is as small plugs and dykes.  This intrusive phase is interpreted as comagmatic with the tuffaceous rocks.

The pre-mineralization intrusives are variably altered.  The most notable alteration style is hematization of the groundmass.  Sericite is seen to replace plagioclase phenocrysts on occasion.  In drill holes, these rocks are pervasively altered showing quartz vein stock works, intense argillic alteration, extensive iron oxides and host gold and silver values.

Obsidian – Obs

Obsidian dikes occur in fault and intrusive contact with altered tuffaceous lithologies northwest of the Carmen Deposit. The obsidian dikes are plainly post mineralization as drill holes, which cut the obsidian contain no gold and alteration is lacking.

Structure

The controls on mineralization of the Carmen Deposit reflect the regional structural setting of the Sierra Madre Occidental mountain range.  The Sierra Madre Occidental is comprised of numerous caldera complexes, composite volcanic centres and vast ignimbrite fields.  The eruptive centres of these volcanic and intrusive features were generally emplaced at areas of dilation on regional northwest trending structural zones, or at intersections of the northwest features and associated northeast trending structural zones.

The Monterde District is located at a structural intersection.  Examination of the Landsat imagery on Monterde shows two distinct lineament trends, northwest and northeast.  These features have been ‘ground truthed’ via mapping at 1:5000 scale. At this scale the two structural trends are well marked by outcrop mapping, prospect pits and underground workings.  The Landsat image is too large to be included in this report.  It is retained in the Kimber Resources office.

Primary structural control of the Carmen Deposit is a northwest striking, southeast dipping shear zone with both right lateral movement and normal displacement.

The setting is in a half-graben or pull-apart basin.  Splays branching off the main shear are evident and are related to the extension of the half graben.  The intersection of north striking normal faults with the shear features contributes to the localization of the gold-silver mineralization. Gold-silver mineralization is present on all of the noted structures.  Several parallel northwest trending structures that are now included in the Carmen Deposit include, from southwest to northeast, the primary Carmen shear or structure, Los Hilos, Cob and Cocos.

Spatial analysis of high-grade assays (>5g/t Au) showed them to be largely confined to two sets of essentially parallel structures, the “C” for Carmen and “S” for splay. The C shears trend approximately 290 - 295 degrees and dip steeply northerly (C-1, 69°; C-2, 67 °; C-3, 86°; C-4, 85°) and include parallel structures to Carmen and Los Hilos while the S structures trend 342 - 348 degrees and dip steeply to the east. These C shears are well documented by surface and underground mapping.  The S shears (also known as splays) have been defined underground (S-1, S-2) and are identified as faults on 1998 Golden Treasure Exploration Ltd. Brunton and Chain mapping (S-2, S-3, S-4) of the Carmen and Los Hilos area. Within these C and S Shear Zones there are several parallel structures containing gold-silver mineralization.

The La Veta Minita deposit, located 250 metres southwest of Carmen Deposit, features structural control dominated by a northwest striking, right lateral shear zone.  This northwest-striking shear is interpreted to be a parallel structure related to the major northwest structural trend. Mineralization appears to be related to northwest trending structures or faults that intersect a northeast striking shear.  Two high-grade structures occur in the La Veta Minita deposit. The LM-1 structure trends 313 to 319 degrees and dips about 70 degrees southwest; the LM-2 structure trends 090 degrees in the west and changes to 052 degrees at the intersection of LM-1 with a dips 44 degrees to the north.  They do not appear to be as strongly developed as those on the Carmen Deposit.

The Carotare zone of mineralization, located 2 km west of Carmen Deposit, is controlled by a westerly to north-westerly trending shear zone.

Alteration & Mineralization

The mapped alteration styles of the Monterde area characterize it as a low sulfidation system consisting of an early lead-zinc base metal mineralizing event overprinted by a gold-silver mineralizing event.  The early base metal event is marked by spatially limited occurrences of white to clear, massive ‘bull quartz’ with low gold and silver assays.  The early alteration is cross cut by a spatially extensive, gold-silver bearing argillic and banded chalcedonic quartz vein stock work alteration assemblage.

The areas of alteration define zones of potential economic gold-silver mineralization including, Carmen Deposit, Las Minitas, El Orito and Carotare targets.

The following discussion is based on hand sample petrology (Hitchborn and Richards 2001) as well as thin section and polished thin section petrography Quirt and Shewfelt (2005), Northcote (2002), and McLeod, (2003).  The presence of phyllic alteration, capped by argillic alteration and crosscut by multiple silica events, suggests alteration patterns comparable to alteration zoning seen in other low sulfidation, epithermal gold-silver districts.

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

Two styles of phyllic alteration are mapped in the target areas. One is seen in limited outcrop exposure mostly along the footwall structures of the Carmen and Las Minitas Shear Zones.  This style of phyllic alteration, which manifests as sericite replacement of phenocryst plagioclase, may be related to the lead-zinc mineralization.   Phyllic alteration also occurs as cross cutting, fracture-controlled coatings of mixed sericite-illite (?).  This implies that two separate phyllic events are present.  Both styles of phyllic alteration host gold and silver mineralization.

Silica-hematite breccias commonly outcrop along gold and silver mineralized structures and are encountered in the drilling.  These breccias typically are greyish, exhibiting multiple pulses of silica as matrix filling, quartz veins and breccia cement. Hematite occurrence is noted as fracture fillings, stains, and disseminated.  Rock chip sampling and drilling establishes that silica hematite breccias host gold and silver mineralization.

Argillic alteration ranges from incipient to pervasive. Incipient argillic alteration is marked by the replacement of plagioclase phenocrysts by clay. Progressing further, argillic alteration replaces the groundmass of the altered lithology and taken to the extreme, results in a rock that has undergone complete textural destruction.

Iron oxides mapped include hematite, goethite and limonite.  Hematite is defined as dark red stain or coating on rock surfaces and pervasive, identified by a red streak on a porcelain plate. Goethite is defined, on a hand sample basis, as brownish to brown red iron oxides.   Limonite is defined as yellow to orange iron oxides.

Gold mineralization is associated with argillic alteration in both drill holes and surface sampling, and with goethite-hematite stained siliceous breccias. The goethite and hematite amounts range from sparse to pervasive.   Limonite is present in the hematite-goethite iron oxide regime, but where limonite is the most abundant iron oxide, gold and silver values are low.  Gold is not associated with massive (i.e. not brecciated) silicification.

No visible gold is seen in hand specimen but has been observed in polished sections in 1 to 5 micron sized particles as noted in Northcote (2002), and as electrum McLeod (2003).  Silver has been seen is 30-40 micron rounded masses within the volcanic matrix, and as silver sulphosalts in micron sized inclusions in coarser sulphides, (pyrite, chalcopyrite, sphalerite) There is no known placer gold associated with the Monterde District.

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

Exploration

A first pass geochemical reconnaissance sampling of the Monterde property took place in February and March, 2007. Several anomalous areas were identified. Further investigation of each of these anomalies is incomplete. Two drill targets were identified principally from following the continuation of known structures. The Carmen South, covers mapped extensions of one of the structures forming the Carmen deposit.

This has been followed for some 800 metres to the south of the Carmen deposit which itself is approximately 600 metres in length. The Arimo target lies two kilometres to the south west of Carmen on a major regional structure. It exhibits locally altered and mineralized volcanics with scattered gold values and a highly silicified hydrothermal breccia also exhibiting values in gold and silver. Both targets require additional work in preparation for drilling.

Drilling

A total of 127,638 meters of reverse circulation drilling in 615 drill holes and 30,695 metres of core drilling has been completed from 1998 through to May of 2007 on the Monterde property.  See table below.

SUMMARY OF DRILLING ON THE MONTERDE PROPERTY

(To June 30,  2007)

Location	RC DRILLING		CORE DRILLING
	Metres	Drill Holes	Metres	Drill Holes
Carmen	98,977	467	23,450	103
Carmen geotechnical			2,345	7
Carotare	14,441	68	3768	17
Las Minitas	10,464	53	1752	6
De Nada	420	2
El Orito	2,469	16	253	1
Piezometer wells	867	9
TOTAL	127,638	615	30,694	134

The location of all drill holes on Carmen Deposit is illustrated on Figure 9.

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

Metallurgy

Historic

Historically the Monterde mine recovery, from cyanide vat leaching, ranged from 85 to 90% gold and 65 to 70% silver, back-calculated from historic records.

Kimber commenced significant recovery testing in 2002 with cyanide “assays” on retained RC pulps. A program of gravity, flotation and cyanide leach tests done in 2003 on RC rejects seemed to indicate that generally the metallurgy would not be a significant issue. Subsequent column tests done on trench and core samples in 2004 gave drastically different results and indicated that geological issues would be a complicating factor, especially for silver.

As a generalization, gold recovery is good to very good, while silver recoveries range from very poor to very good, with very considerable scatter.  From 2005 to the present, efforts have centred on “characterization studies”.

Column Tests

In 2004, column tests on 3/8 and ¾” material were done on samples from two trenches and four large diameter core holes.  The gold recoveries were excellent but the very poor silver recoveries, (averaging 12%) were a great surprise.    A series of bulk samples were shipped to Vancouver during 2006 for a further series of column tests.  Preliminary roll bottle tests on the material indicated that cyanidation of such coarse material (3/8 and 3/4 inch crush) would not provide economically acceptable results, so the column test work was cancelled.

Characterization Tests

The characterization studies are 72 hour roll bottle cyanide leach tests with a 5g/l cyanide strength done after a standard grind with constant conditions of charge weight, pulp density and grind time giving an average K80 of 110microns.    It is designed to be a mapping tool to delineate zones of equal amenability to cyanidation.  In addition to the cyanide leach data, these samples have detailed whole rock and ICP analysis as well as the original gold and silver assays.

247 characterization tests on drill core have been completed to January of 2007.  The gross results are tabled below. The significance of these tests will be apparent on completion of interpretation and analysis in their geological context.

Gold & Silver Metallurgical Recoveries

Characterization Bottle Roll Tests on Drill Core Crusher Rejects

Gold Minimum Recovery %	Gold Maximum Recovery %	Gold Average %	Standard Deviation %
22.8	99.4	90	11

Silver Minimum Recovery %	Silver Maximum Recover %	Silver Average %	Standard Deviation %
8.6	97.3	42.4	59

The much larger standard deviation in the silver recoveries reflects the very large scatter in the results.  When analysis of these results is complete in their geologic context, it is hoped that silver recovery may be modeled by zone and the confidence increased in expected recoveries.

Gold Equivalence of Silver

The gold equivalence of silver is useful for comparing assay intercepts on a particular property.  It is calculated by taking into account the projected gold and silver prices and the estimated percentage of recoveries of each metal depending on the type of recovery method used (i.e. mill processing vs. heap leach).  In a full analysis it would include all costs related to the production of each metal, including refining charges, freight and security etc.  At the present time Kimber is of the opinion that an average estimate of 75:1 (silver: gold) is appropriate until further metallurgical tests are performed.

Trenching

Approximately 465 metres of trench were cut in six trenches of the exploration targets, Las Minitas and El Orito areas of the concessions in 2002.

In 2003 a further 1,545 metres in 17 trenches were cut in the Las Minitas area and two new alteration zones, the Veta Minitas and De Nada zones, which were located in 2003 (See Figure 4).  The trenches were mapped and sampled by Kimber crews. Sampling was done by continuous chip sampling on lines marked on outcrop face with samples 1 to 3 metres long. Approximately 7 kg of chips were taken over each sample interval. Assaying of the chip samples was dealt with under the same assay protocol as the RC chips, except that no sample duplicates or standards were included.

Other Significant Acquisitions and Dispositions

Setago and Oribo Properties

The 100% owned Setago Property, which was staked by the Company during 2003, lies approximately 24 kilometres to the west of Monterde and consists of one exploration concession covering a rectangular area of 3,000 hectares (5 x 6 kilometres). As a result of work in 2007, Kimber has staked two (2) additional concessions, Ampliacion Setago and Ampliacion Setago 2 consisting of 3,000 and 4,500 hectares respectively (documentation confirming title has not yet been granted).  The property covers well-altered Tertiary volcanics of the Upper Volcanic Series (similar to Monterde). Alteration types include argillic, alunitic, pyrophyllitic and silicification, together with siliceous breccias, quartz vein stockworks and extensive iron oxide features which are typical of high sulphidation epithermal systems. Kimber’s geological team in Mexico completed a limited mapping and sampling program on the property in July 2003 resulting in the identification of anomalous gold values.   Follow-up reconnaissance work, consisting of mapping and sampling carried out during the first half of 2007, identified areas of potential epithermal gold/silver and possible polymetallic deposits.

Kimber staked the Oribo Property in 2003 but abandoned it in 2005 due to difficulties working in the area.

Pericones  Property

The 100% owned Pericones Property is 6300 hectares in size and is located approximately 100 kilometres southwest of Mexico City. The Pericones Property is located in a belt that is well known for silver veins, some of which have been mined. Throughout the property there are numerous workings that appear to be at least 100 years old. The property was acquired through staking and covers areas of altered volcanic rock thought to be prospective for bulk tonnage silver deposits. Kimber’s acquisition of the Pericones property was first announced in October 2006. Although staked earlier, the Company waited to announce it until title could be fully secured.

There are two principal areas of alteration, mineralization, and old workings identified so far, Aguacate and Tejamanil. The numerous old workings indicate mineralization in several locations. The Tejamanil target requires additional mapping and sampling before drill targets can be identified.  Preliminary surface sampling and chip sampling from the old workings as well as geological mapping on the Aguacate area have identified several areas with silver values of potential economic interest. Information on two of these areas is now sufficient to warrant drill testing. Results from two metre chip samples on Aguacate are listed below:

Target			Grade ( g/t of silver)
		Number of Samples	From	To	Average
# 1	Old workings	23	9	380	193
	Surface	24	2	332	73
# 2	Old workings	24	20	420	114

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition, changes in financial condition and results of operations of Kimber for each of the years in the four-year period ended June 30, 2007 should be read in conjunction with the financial statements of Kimber included in “Item 17 - Financial Statements”.  Kimber’s financial statements are presented in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  See “Item 3A – Selected Financial Data” for exchange rate information.

This section contains forward-looking statements involving risks and uncertainties. Kimber’s actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under part “Item 3 D - Risk Factors”.

U.S. generally accepted accounting principles (“U.S.GAAP”) requires that all exploration and general and administrative costs related to projects be charged to expense as incurred.  As such, some of the costs accounted for as deferred mineral acquisition and exploration expenditures under Canadian GAAP would have been charged to earnings under U.S. GAAP.  Property acquisition costs are capitalized under both Canadian and U.S. GAAP.

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

Year Ended June 30, 2007 Compared to Year Ended June 30, 2006

The Company’s net loss for the fiscal year ended June 30, 2007 was $3,813,938 or $0.08 per common share compared with $2,363,420 or $0.06 per share loss for the same period ended June 30, 2006. The Company’s increase in net loss for the year was $1,450,518.

In accordance with stock-based compensation policy required by the Canadian Institute of Chartered Accountants, the Company recorded an expense of $527,957 ($760,324 in 2006) on 1,125,000 stock options granted in the year and prior year options which vested during the year. This is a non-cash expense and does not affect the Company’s operations. Without this non-cash expense, the Company would have recorded a loss of $3,285,981 or $0.07 loss per share during the year.

During the fiscal year ended June 30, 2007 the Company spent $10,427,145 on its mineral properties; $507,585 for property acquisition payments and had mineral property expenditures of $9,919,560. Drilling costs of $3,285,491 were the highest cost activity, representing 32% of expenditures, a decrease from 2006 as a result of reduced drilling activity in the third and fourth quarters of the year ($4,600,027 or 45% in 2006).

Assay testing was the second highest cost category in fiscal year ending June 30, 2007 at $1,355,513 or 13% of property expenditures ($827,288 or 8% in fiscal year ended June 30, 2006). Geological and geophysical expenditures were $1,165,931 or 11% of property expenditures in 2007 compared to $1,300,005 or 13% in 2006.  The decrease in geological costs represents decreases in personnel required due to reduced drilling activity.  Other significant cost categories were road and drill site maintenance at $831,336, engineering at $543,942 and field supplies at $623,439 in fiscal year ending June 30, 2007.  The results of these expenditures are explained in the “Mineral Properties” section below.

Salary and benefits expenses rose during the year ended June 30, 2007 to $1,840,643 from $726,239 in the year ended June 30, 2006 due to Settlement Agreements with the CEO and the Vice President and Secretary (detailed more fully under “Contractual Obligations” herein), salary and fee increases, increased director activity and administrative demands that have grown due to increased regulatory compliance requirements.

Legal, consulting and audit costs increased significantly to $952,743 for the year ended June 30, 2007 from $150,424 in the previous year due to the impact of the now resolved proxy battle, recruitment fees, legal fees for acquisition due diligence, Sarbanes Oxley consulting fees as well as other fees in this category.

Investor relations and shareholder communications expenses of $211,187 (2006 – $309,669) were reduced as there was reduced investor related travel and conference attendance.

Office and miscellaneous expenses increased during the year by $66,023 to $252,637 in 2007. The increase is mainly attributable to increased insurance costs and general office costs.

Rent expense for the head office increased to $161,508 in the year ended June 30, 2007 from $72,775 in the comparable period ended 2006 as the result of an increase in rent and additional office space occupied.

The Company recorded a loss from foreign exchange of $10,701 during the year ended June 30, 2007 as opposed to a loss of $22,636 in the period ended 2006. The loss originates from funds advanced to Mexico during the year that have depreciated in value due to fluctuations in the Mexican peso or United States Dollar relative to the Canadian dollar.

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

B. Liquidity and Capital Resources

Kimber is presently exploring its properties for sufficient mineral reserves to justify production.  None of Kimber’s properties are yet in production and consequently do not produce any revenue.  As a result, Kimber’s ability to conduct operations, including the acquisition and exploration of mineral properties, is based on its ability to raise funds, primarily from equity sources.  While Kimber believes it has sufficient capital and liquidity to finance operations until the end of the first quarter of 2008, next fiscal year, its ability to continue operations and the recoverability of amounts recorded for mineral properties are dependent on the discovery of economically recoverable reserves on its mineral properties, the ability of Kimber to obtain additional financing to complete its exploration and upon future profitable production or on sufficient proceeds from disposition of such properties if they are sold or joint ventured.

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

At June 30, 2007, the Company had working capital of $5,371,675 (2006 - $15,484,719). The Company has no long-term indebtedness or long-term obligations. The change in working capital is the result of decreased available cash of $6,200,602 compared to the previous year (2006 – $15,866,960). This cash decrease is due to the ongoing net expenditure and the absence of a financing during the year. In the fiscal year ended June 30, 2007 the Company received $2,819,999 from the exercise of 1,566,666 warrants and $825,013 from the exercise of 742,032 stock options. As at August 31, 2007 the Company had approximately $5.3 million in cash and liquid short-term banker’s acceptance notes.

Current liabilities decreased to $1,315,654 as at June 30, 2007 from $1,422,519 on June 30, 2006. This was primarily due to a reduction in drilling expenditures in 2007 compared to the previous year, partially offset by the increase in amounts due to related parties in respect of the Settlement Agreements dated April 26, 2007.

The Company is committed to paying approximately $0.2 million at August 31, 2007 for expenses billed. The amounts due to related parties in respect of the Settlement Agreements with Mr Longe and Mr Hoole total $624,710 at August 31, 2007.

.

Up to June 30, 2007 the Company had made expenditures totalling $32,176,965 on its mineral properties (Monterde - $32,035,800; Setago - $60,996, Pericones - $80,169). These costs include property and mineral rights, capitalized exploration costs, equipment expenditures and on-going property management expenses.

If existing vested options were exercised, the Company would generate $252,150.

Capital resources of the Company consist primarily of cash and liquid short-term investments. As at August 31, 2007 the Company had cash and banker’s acceptance notes totaling $5,300,000 and approximately $270,000 in receivables.

At present, management believes that it has sufficient financial resources to complete planned expenditures to early 2008.

The Company does not anticipate the payment of dividends in the foreseeable future.

As of the date of this Annual Report Kimber has not fixed its planned expenditures on the Monterde Property for 2008.

Kimber generates cash flow from selling its shares either through financings or the exercise of existing stock options.  If existing stock options are not be exercised because Kimber’s share price falls due to market conditions or otherwise, Kimber’s cash flow will be adversely affected and Kimber will need to raise additional financing.

Share capital increased cash inflows by an aggregate of $3,645,012 through the issuance of 2,308,698 common shares during the fiscal year ended June 30, 2007 as follows:

	Number of Shares	Share Capital $
Balance, June 30, 2006	47,114,922	42,766,942

Private placements	0	0
Exercise of warrants	1,566,666	2,815,952
Exercise of options	742,032	825,013
	49,423,620	46,407,907
[1] Reallocation from contributed surplus on exercise of options	-	354,425
Balance, June 30, 2007	49,423,690	46,762,332

[1] Non-cash transfer from Contributed Surplus

Kimber had no long-term debt as of June 30, 2007 or at the time of filing this Annual Report and no significant expenditure commitments unrelated to exploration activities.  Kimber’s current working capital position provides sufficient liquidity for its short-term requirements.

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

D. Trend Information

Kimber’s main activity is the exploration of its mineral properties and it has no production, sales, or inventory in the conventional sense.  Kimber’s financial success will be dependent upon the extent to which it can demonstrate mineral reserves on its properties and the economic viability of developing such properties.  Such development may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty.  The sales value of any mineral reserves discovered by Kimber is largely dependent upon factors beyond Kimber’s control such as the market value of the metals produced.

Gold and silver prices have trended upward since 2001.  Year over year increases in gold and silver prices have had the effect of increasing the value of gold deposits, have made financing easier to obtain and have in some cases made previously uneconomic deposits viable.  However as with the price of gold and silver, the capital and operating costs of mining properties has also increased.  The economic assessment and viability of each mining project must be assessed on its own merits

Except as described above, Kimber is not aware of any trends, uncertainties, demands, commitments or events which are reasonably likely to have a material effect upon Kimber’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E. Off-Balance Sheet Arrangements

Kimber has no off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

In the table below, sets forth the enforceable and legally binding obligations as of June 30 2007:

Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	Over 5 Years
Rental Operating Lease Obligations	$311,698	$85,163	$173,035	$53,500	$0

In addition, under the lease the Company has the obligation to pay its proportionate share of operating costs and taxes for the building.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The members of the board of directors and senior officers of Kimber including a brief biography of each as at September 14, 2007 are as follows:

Name and Position in Kimber	Age	Other Principal Directorships
Leanne M. Baker (3)(5)(6) Director Dr. Baker is, a member and Chair of the Corporate Governance Committee, a member of the Technical Committee and a member of Environmental and Safety Committee.	55	Director, Agnico-Eagle Mines Ltd. Director, Reunion Gold Corporation Director, US Gold Corporation
Keith M. Barron (1)(5)(6) Director Dr. Barron is an independent Director of the company and is a member of the Compensation Committee, a member of the Technical Committee and a member of Environmental and Safety Committee.	45	Director, Aurelian Resources, Inc. Director, U308 Corp.

Lawrence (Larry) I. Bell (2)(3)(4)(6) Director Mr. Bell is an independent Director of the Company and Chair of the Board of Directors. He is a member and Chair of the Audit Committee, a member of the Corporate Governance Committee, a member of the Nominating Committee and a member of Environmental and Safety Committee.	70	Director, Hardwoods Distribution Income Fund Director, International Forest Products Limited Director, Miramar Mining Corporation Director, Goldcorp Inc. Director, Silver Wheaton Corp.
R. Dennis Bergen (2)(4)(5)(6) Director Mr. Bergen is an independent director of the Company, is a member and Chairman of the Technical Committee, a member of the Audit Committee and a member of Nominating Committee and a member of Environmental and Safety Committee.	55	None
Gordon Cummings Chief Financial Officer Mr. Cummings is responsible for the financial affairs of the Company, including the strategic financial direction of the Company, the financial control activities (record keeping, payroll, accounts payable, cash management, budget forecasts) and presenting all financial analysis and reporting.	39	None
Michael E. Hoole Vice-President and Secretary Mr. Hoole provides management services to the Company and is in charge of compliance with corporate regulatory bodies.	63	Director, RuralCom Corporation
Robert V. Longe(6) President, Chief Executive Officer and Director Mr. Longe provides management services and is responsible for the overall affairs of the Company. He is a member of the Environmental and Safety Committee.	69	Director, Huntingfield Investments Ltd. (owned by Mr. Longe and his wife) Director, MineQuest Exploration Associates Ltd. (inactive mining consultant owned by Huntingfield Investments Ltd.)
Peter Nixon (2)(3)(6) Director Mr. Nixon is an independent director of the Company, a member of Corporate Governance Committee, a member of the Audit Committee and a member and a member of the Environmental and Safety Committee.	61	Director, Miramar Mining Corporation Director, Reunion Gold Corporation Director, Stornaway Diamond Corporation Director, Dundee Precious Metals Inc.

James J. Puplava(1)(6) Director Mr. Puplava is a director for Kimber and a member of the Compensation Committee and a member of the Environmental and Safety Committee.	57	Puplava Financial Services Inc. Puplava Securities Inc.
Stephen P. Quin (1)(4)(6) Director Mr. Quin is an independent director of the Company, a member and Chair of the Compensation Committee, a member of the Nominating Committee and a member of the Environmental and Safety Committee.	49	Director, Sherwood Copper Corp. Director, Mercator Minerals Ltd. Director, Chesapeake Gold Corp. Director, Maximus Ventures Ltd. Director, Rare Element Resources Ltd.
J. Byron Richards Vice-President, Engineering Mr. Richards is the designated Qualified Person for the Monterde Project and is responsible for quality control, sampling protocol, resource estimation process and verifies data before it is disclosed.	63	JB Engineering Ltd. (mining consultant owned by Mr. Richards and his wife)

Notes:

(1) Member of Compensation Committee

(2) Member of Audit Committee

(3) Member of Corporate Governance Committee

(4) Member of Nominating Committee

(5) Member of Technical Committee

(6) Member of Environmental and Safety  Committee

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

The business experience of each director and senior officer, including activities performed outside Kimber, are as follows:

Leanne M. Baker, Director

Dr. Baker is managing director of Investor Resources LLC and a registered representative with Puplava Securities, Inc., a broker-dealer with offices in the United States.  Dr. Baker has been consulting for the mining and financial services industries since January 2002.  Prior to that, she was an equity research analyst and managing director with Salomon Smith Barney from 1990 to 2001, where she helped build a research and investment banking franchise in the metals and mining sectors.

Keith M. Barron, Director

Dr. Barron is a noted geologist who has consulted for more than 20 companies on six continents. Dr. Barron is a founder and director of Aurelian Resources Inc. in Toronto where he served as Vice-President, Exploration from 2002 to 2005. For the past year he has been active in the founding and start-up of U308 Corp. in Toronto where he initially served as a director and Vice-President, Exploration.

Dr. Barron is no longer Vice President, Exploration of U308 Corp. but continues as a director of that company.

Lawrence (Larry) I. Bell, Director

Mr. Bell is the non-executive Chairman of BC Hydro, one of the largest electric utilities in Canada. From 1987 to 1997 and from August 2001 to November 2003, he was Chairman and Chief Executive Officer of the BC Hydro. He is also a director of a number of other companies and is the former Chairman of the University of British Columbia Board of Governors. Prior to these positions, Mr. Bell was Chairman and President of the Westar Group and Chief Executive Officer of Vancouver City Savings Credit Union. In the province’s public sector, Mr. Bell has served as Deputy Minister of Finance and Secretary to the Treasury Board.

R. Dennis Bergen, Director

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

Gordon Cummings, Chief Financial Officer

Mr. Cummings holds a Bachelor of Accountancy from the University of Glasgow (1988) and a postgraduate Diploma in Systems Analysis and Design from Glasgow College (1989). His career in finance started with KPMG in London, England in 1989 where he later qualified as a Chartered Accountant (1993) specializing in financial services.  After 6 years with KPMG, London, Mr. Cummings took on the role of Group Accountant with Terra Nova Insurance Group, a London, England based insurance group listed on the New York Stock Exchange.  He moved to Barbados in 1997 where, he was a senior audit manager at PricewaterhouseCoopers.  From early 2000 until March 2006 Mr Cummings was an officer of the Horizons Funds Group, initially as CFO and then subsequently CEO and Director.  Horizons Funds is a Canadian group distributing public alternative investment funds. Mr Cummings was appointed CFO of Kimber on July 18, 2006.

Michael E. Hoole, Vice President and Secretary

Mr. Hoole is a lawyer (Barrister & Solicitor #2922) who has worked in legal and management positions in resource industries (forestry and mining) for 29 years.  Mr. Hoole was Vice President, Secretary and Counsel of Westmin Resources Ltd. from November 1996 to August 1997. He was the Secretary of Kit Resources Ltd. from September 1998 to March 1999.  He was a self-employed legal consultant from September 1997 to December 2002. He has been employed in executive and/or legal capacities for a number of large public corporations, including Placer Development Ltd. (now Barrick Gold Corp.), British Columbia Forest Products Ltd. (now Catalyst Paper Corp.) and Gibraltar Mines Ltd/Westmin Resources Ltd. (now Boliden Limited). Mr. Hoole was a director of Kimber from April, 2002 to October 2006.

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

Peter B. Nixon, Director

Peter Nixon has spent more than three decades in the investment industry, specializing in the natural resource sector and working primarily in research and institutional sales. He helped found the investment firm Goepel Shields & Partners and was subsequently President of the firm’s U.S. subsidiary. He later joined Dundee Securities, with the mandate to expand the company’s activities in the United States.

During the past 5 years Mr. Nixon’s principal occupation has been as a corporate director for a number of other mining companies.

James J. Puplava, Director

Mr. Puplava, CFP is President of Puplava Financial Securities Inc. (PFS), an investment advisory and money management firm. Founded in 1985, PFS specializes in investment, retirement, tax, and estate planning services. Mr. Puplava is also President of Puplava Securities Inc. a Broker-Dealer and Member of NASD/SIPC. He is a member of the Market Technicians Association and a CMT candidate. Mr. Puplava graduated cum laude in History and Economics from Arizona State University. He then went on to graduate summa cum laude with a Masters Degree in Finance and Accounting from the American Graduate School of International Management (Thunderbird). Among his many awards and achievements, Mr. Puplava was honoured in 1992 as one of America's top ten Financial Representatives by Registered Representative Magazine.  Mr. Puplava became an independent director of Kimber in May 2004 and ceased to be independent under the AMEX rules in March 2006 after Puplava Securities Inc. (“PSI”), a company of which Mr Puplava is a principal, earned commissions and finders fees from the Company. See ITEM 4 B – Company Financings – Private Placement No. 8 (brokered and non-brokered)

The Company paid cash commissions and finder’s fees of $234,850 to PSI.

Stephen P. Quin, Director

Mr. Quin is a professional geologist with 26 years of international experience in exploration and corporate development and has been President and CEO of Sherwood Copper Corporation since September, 2005 which recently completed the construction of the Minto open pit copper/gold mine in the Yukon Territory.  From 1987 to 2005 Mr. Quin was Executive Vice President of Miramar Mining Corporation, a TSX listed junior producer and explorer focused on gold in the Canadian North.

J. Byron Richards, Vice-President, Engineering

Mr. Richards is a Professional Engineer (Professional Engineer - B.C. Association of Professional Engineers and Geoscientists #8909) with 36 years’ experience in the mineral exploration and development business.  He and his wife own JB Engineering Ltd. (as to 50% each), a private consulting company providing services, particularly on resource estimation and sampling procedures, to the mining industry.  Mr. Richards provides ongoing services to Kimber on a consulting basis, as required, pursuant to a verbal agreement. Mr. Richards became Kimber’s Vice-President, Engineering in March, 2002.

Cease Trade Orders or Bankruptcies

None of the directors, officers or promoters are, or have been within the past five years from June 30, 2007, directors, officers or promoters of other reporting companies which, during the period such position was held, were struck from the registry of the British Columbia Registrar of Companies or whose securities were the subject of a cease trading order or suspension order or order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days.

None of the directors, officer or promoters are, or have been within the past five years from June 30, 2007, directors, officers or promoters of other issuers which were declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that issuer.  None of the directors, officers or promoters during the past five years were declared bankrupt or made a voluntary assignment in bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

B. Compensation

The following table sets forth all compensation paid by Kimber to its directors and members of its administrative, supervisory or management bodies during its fiscal year ended June 30, 2007.

Name and Principal Position	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
				Awards		Payouts
	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/SARs Granted (#)	Restricted Shares/Units Awarded ($)	LTIP Payouts ($)
Leanne M. Baker Director	Nil	Nil	33,267	50,000	Nil	Nil	Nil
Keith M. Barron Director	Nil	Nil	24,252	50,000	Nil	Nil	Nil
Lawrence I. Bell Director	Nil	Nil	46,169	50,000	Nil	Nil	Nil
R. Dennis Bergen Director	Nil	Nil	50,900	30,000	Nil	Nil	Nil
Gordon Cummings Chief Financial Officer	156,658	Nil	Nil	275,000	Nil	Nil	Nil
Michael E. Hoole Vice-President, & Secretary	209,812	Nil	Nil	50,000	Nil	Nil	Nil
Robert V. Longe President, CEO & Director	163,812	Nil	Nil	Nil	Nil	Nil	Nil

Peter Nixon Director	Nil		27,000	50,000	Nil	Nil	Nil
James J. Puplava, Director	Nil	Nil	25,500	30,000	Nil	Nil	Nil
Stephen P. Quin Director	Nil	Nil	44,287	50,000	Nil	Nil	Nil
J. Byron Richards Vice-President, Engineering	Nil	Nil	155,967	50,000	Nil	Nil	Nil
Peter J.A. de Visser, Former Chief Financial Officer	15,000	Nil	Nil	Nil	Nil	Nil	Nil
Abraham Urias, Secretary of Kimber Resources de Mexico	93,054	Nil	Nil	30,000	Nil	Nil	Nil

Kimber does not have a pension plan, retirement fund or similar benefits plan or other arrangement for non-cash compensation to the directors or senior officers of Kimber, with the exception of incentive stock options.

Kimber has Change of Control Agreements with two corporate executive Officers.  One (1) of  the agreements, dated January 13, 2004, provides for payment to the Officer of up to 36 months salary, plus the costs to Kimber of the benefits provided by Kimber to him, in the event of his resignation after a material adverse change in his position occurring within 12 months following a change in control of Kimber or dismissal by Kimber of the Officer without cause within two (2) years following a change in control of Kimber.  The other Change of Control Agreement, dated April 26, 2007, and amended by agreement dated September 25, 2007 provides for payment to the Officer of 24 months salary, plus the costs to Kimber of the benefits provided by Kimber to him, in the event of his resignation after a material adverse change in his position occurring within 12 months following a change in control of Kimber or dismissal by Kimber of the Officer without cause within 12 months following a change in control of Kimber.

By Settlement Agreement dated April 26, 2007 Kimber settled any claims which Robert V. Longe, President and CEO of the Company, may have in respect to a Change of Control Agreement with him dated January 13, 2004.  Pursuant to that Settlement Agreement Mr. Longe will retire as President and CEO on October 31, 2007 and in lieu of three (3) years salary and benefits Kimber agreed to pay him two (2) years salary and benefits ($339,657) plus the value of any unused vacation on the date of retirement.  Mr. Gordon Cummings, Kimber’s current Chief Financial Officer, has been appointed to the position of President and Chief Executive Officer effective upon Mr. Longe’s retirement.  The promotion of Mr. Cummings will necessitate the hiring of a new Chief Financial Officer.

By Settlement Agreement dated April 26, 2007 Kimber settled all claims with Michael E. Hoole, Vice President and CEO of the Company, arising out of his resignation dated January 23, 2007 pursuant to a Change of Control Agreement with him dated January 13, 2004.

Pursuant to that Settlement Agreement Mr. Hoole agreed to remain as Vice President and Secretary of the Company until February 28, 2008 and in lieu of three (3) years salary and benefits Kimber agreed to pay him two (2) years salary and benefits ($339,657) in the form of salary continuance for the period May 1, 2007 up to the date on which he ceases to be an officer and employee of Kimber and the balance of the said amount upon ceasing to be an officer and employee. As at June 30, 2007 $312,355 remained owing to Mr. Hoole.  In addition Kimber will pay Mr. Hoole $1,000/day for each day that he works for the Company.  Mr, Hoole will also be paid the value of any unused vacation on April 30, 2007.  When Mr. Hoole leaves the Company a  realignment of his duties and responsibilities and the appointment of a Secretary of the Company will be necessary.  As of the date of this Annual Report a decision on the assignment of Mr. Hoole’s duties and responsibilities has not been made.

C. Board Practices

The Board of Directors consists of eight (8) directors, six (6) of whom were elected at meetings of the shareholders of Kimber.  The Directors currently have staggered terms of office.  One (1) director, Mr. Longe, was elected at an Annual General Meeting of Kimber in 2004 for a three (3) year term expiring at the Annual General Meeting in 2007 and one (1) director, Mr. Bell, who was appointed to fill a vacancy created by the resignation of Mr. Hoole as a Director, continues for the balance of the three (3) year term expiring at the Annual General Meeting in 2007; two (2) Directors, Mr. Puplava and Mr. Bergen, were elected at the Annual General Meeting of Kimber on December 7, 2005 for a three (3) year term expiring at the Annual General Meeting in 2008; two (2) directors, Dr. Baker and Dr. Barron, were elected at the Annual General Meeting of Kimber on December 12, 2006 for a term expiring at the Annual General Meeting in 2009 and one director, Mr. Nixon, was appointed as additional Director pursuant to the provisions of the Company’s Articles for a term expiring at the next Annual General Meeting.

Robert V. Longe has served as a director of Kimber since March 1995, President of Kimber since November 1999 and Chief Executive Officer of Kimber since April 2002.  Michael E. Hoole has served as Vice-President and Secretary of Kimber since November 1999 and was Chief Financial Officer of Kimber from April 2002 to  January 14, 2004.  Mr. Hoole was a Director from April 2002 to October 30, 2006.  Leanne Baker and Larry Bell have served as Directors of Kimber since October 30, 2006. Keith Barron and Stephen Quin have served as a Directors of Kimber since December 12, 2006 and James Puplava has served as a director since May 2004.  Dennis Bergen has served since December 7, 2005 and Peter Nixon has served as a Director since March 1, 2007. J. Byron Richards was appointed as Vice-President, Engineering of Kimber in April 2002. Gordon Cummings was appointed as Chief Financial Officer of Kimber in July, 2006 to succeed Peter J.A. de Visser who was Chief Financial Officer from January 2004 to July 2006.

Pursuant to Section 224 of the Business Corporations Act (British Columbia), Kimber is required to have an Audit Committee.  As at September 14, 2007, the members of the Audit Committee are Larry Bell,  Dennis Bergen and Peter Nixon.  The Business Corporations Act requires the directors of a public company to elect from among their number a committee composed of not fewer than three directors, of whom a majority must not be officers or employees of Kimber or an affiliate of Kimber.  The election must occur at the first meeting of the directors following each annual general meeting, and those elected will hold office until the next annual general meeting.  Section 225 provides that before the annual financial statements are published, the financial statements and the auditors report must be submitted to the audit committee for review with the auditor, and, after that, the report of the audit committee on the financial statement must be submitted to the directors.  Section 224(5) provides that the auditor must be given notice of, and has the right to appear before and to be heard at, every meeting of the audit committee, and must appear before the audit committee when requested to do so by the committee.  Finally, section 224(6) provides that on the request of the auditor, the chair of the audit committee must convene a meeting of the audit committee to consider any matters the auditor believes should be brought to the attention of the directors or shareholders.

The Directors have established a Compensation Committee and as at September 14, 2007 the members of Kimber’s Compensation Committee are Stephen Quin, James Puplava and Keith Barron.  The mandate established for the Compensation Committee is for the purposes of:

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

D. Employees

Kimber has a total of nine (9) employees in Canada and 43 employees in Mexico as of September 14, 2007.

At Kimber’s head office in Vancouver, there are nine (9) full-time employees, one part-time employee and one officer who is a consultant to the Company as at September 18, 2007. These numbers include four (4) members of senior management, four (4) full time employees provide technical expertise in the Company’s engineering, geology and environmental and community relations areas. One part-time employee has a separate office in Vancouver and Mexico and provides legal services relating to operations in Mexico. All employees are non-union and Kimber is not subject to any collective bargaining agreements.

Kimber Resources de Mexico employs additional full-time or part-time employees or consultants to assist with the ongoing exploration work at the Monterde Property in Mexico. All employees of Kimber’s subsidiary in Mexico, Kimber Resources de Mexico., are non-union and Kimber is not subject to any collective bargaining agreements.

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

E. Share Ownership

With respect to the persons referred to above in “Item 6B – Compensation”, the following table discloses the number of Common Shares (each Common Share possessing identical voting rights) beneficially held by those persons who are directors and/or officers of Kimber including the percentage of the shares outstanding as at September 14, 2007.

Name and Title	No. of Shares	Percent of Shares Outstanding	No. of Options
Leanne M. Baker Director	50,000	0.1%	50,000

Keith M. Barron Director	0	0	50,000
Lawrence I. Bell Director	10,000	0.02%	50,000
R. Dennis Bergen Director	0	0	110,000
Gordon Cummings Chief Financial Officer	0	0	275,000
Michael E. Hoole Vice-President & Secretary	793,550	1. 6%	300,000 200,000 (1)
Robert V. Longe President, CEO & Director	1,809,525 (2)	3.6%	260,000
Peter Nixon Director	0	0	50,000
James J. Puplava Director	5,386,400	10. 8%	170,000
Stephen P. Quin Director	0	0	50,000
J. Byron Richards Vice-President, Engineering	399,032	0.8%	315,000
Abraham Urias, Secretary of Kimber Resources de Mexico	0	0	135,000
Peter J.A. de Visser (3) Former Chief Financial Officer			0

Notes:

(1) Grant of personal stock options to purchase an additional 200,000 shares from Robert V. Longe

(2) 200,000 of these shares are subject to a personal option to purchase in favour of Michael E. Hoole

(3)The exact number of shares, if any, owned by these former directors and officers is unknown.

Incentive Stock Options

The following table discloses the stock options beneficially held by the aforementioned persons, as at September 14, 2007.  The stock options are for Common Shares of Kimber:

Name of Person	Number of Shares Subject to Issuance	Exercise Price per Share	Expiry Date
Leanne M. Baker	50,000	$2.59	November 9, 2011
Keith M. Barron	50,000	$2.67	December 18, 2011
Lawrence I. Bell	50,000	$2,59	November 9, 2011
R. Dennis Bergen	25,000	$2.05	January 16, 2009
R. Dennis Bergen	5,000	$2.14	October 6, 2009
R. Dennis Bergen	50,000	$1.50	December 7, 2010
R. Dennis Bergen	30,000	$1.95	April 12, 2012
Gordon Cummings	150,000	$2.40	July 18, 2011
Gordon Cummings	125,000	$1.95	April 12, 2012
Peter J. A. de Visser	0
Michael E. Hoole	100,000	$0.73	August 13, 2008
Michael E. Hoole	100,000	$2.14	October 6, 2009
Michael E. Hoole	50,000	$1.65	September 19, 2010
Michael E. Hoole	50,000	$2.59	November 9, 2011
Robert V. Longe	100,000	$0.73	August 13, 2008
Robert V. Longe	110,000	$2.14	October 6, 2009
Robert V. Longe	50,000	$1.65	September 19, 2010
Peter B. Nixon	50,000	$1.95	April 12, 2012
James J. Puplava	50,000	$1.77	May 28, 2009
James J. Puplava	130,000	$2.14	October 6, 2009
James J. Puplava	10,000	$1.65	September 19, 2010
James J. Puplava	30,000	$1.95	April 12, 2012
Stephen P. Quin	50,000	$2.67	December 18, 2011
J. Byron Richards	25,000	$0.45	October 29, 2007
J. Byron Richards	100,000	$0.73	August 13, 2008
J. Byron Richards	90,000	$2.14	October 6, 2009
J. Byron Richards	50,000	$1.65	September 19, 2010
J. Byron Richards	50,000	$1.95	April 12, 2012
Peter J.A. de Visser	0

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

The stock options are non-assignable, except that they are exercisable by the personal representative of the stock option holder in the event of the stock option holder’s death for a period of up to one year from the date of the option holder’s death.  The stock options expire not more than 90 days after the director or employee ceases to be a director or employee of Kimber or, in the alternative, if they are fired or removed from their office, as the case may be, for cause, then 10 days following the date of their termination.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of September 14, 2007, to the best of the knowledge of Kimber the following table sets forth the beneficial ownership of each major shareholder, defined as beneficial owners of 5% or more of Kimber’s issued and outstanding Common Shares:

Identity of Person or Group	No. of Shares	Percent of Shares Outstanding
Sprott Asset Management Inc.	6,943,898	13.9%
James J. Puplava	5,386,400	10. 8%
Sun Valley Gold LLC	3,000,000	6.0%

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

59.9% of the outstanding common shares of Kimber are registered in the name of 10 people and entities having addresses in Canada.

B. Related Party Transactions

None of the directors, officers or principal shareholders of the Company, nor any family members of the directors, officers or principal shareholders, have any material interest, direct or indirect in any transactions in which the Company participated during the period commencing July 1, 2006 and ending on the date hereof which transactions were material to the Company, or its subsidiary, except as stated elsewhere in this Annual Report or as indicated below.  See Item 6B – Directors, Senior Management and Employees - Compensation.  None of the directors, officers or principal shareholders of the Company, or family members of the directors, officers or principal shareholders of the Company, were involved in any transaction with the Company, or subsidiary, that was unusual in its nature or conditions, involving goods, services, or tangible or intangible assets except as herein disclosed.

Directors and officers of Kimber were paid an aggregate of $1,565,968 during the year ended June 30, 2007 for wages, directors’ fees, consulting, legal, accounting and administrative services.  These transactions have occurred in the normal course of operations and were measured at the exchange amount, which is that amount of consideration established and agreed to by the related parties.

During the year ended June 30, 2007, fees and expense disbursements of $191,685 were paid to J.B. Engineering Ltd (2006 - $173,244).  Mr. J. Byron Richards, an officer of the Company, is a principal of J.B. Engineering Ltd.

C. Interests of Experts and Counsel

Not Applicable

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

Attached hereto are the audited financial statements of Kimber for the year ended June 30, 2007 and 2006, which were prepared by management and have been audited by Kimber’s auditors, D&H Group LLP.  Also attached are the audited financial statements of Kimber for the fiscal years ended June 30, 2005, which were audited by the Company’s auditors, D&H Group LLP.

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

On September 12, 2006 an employee of Minera Monterde was involved in a road collision with a group of cyclists while driving a truck owned by the subsidiary. $89,401 was paid in December 2006 to the Mexican authorities in respect of this matter.  The Company does not believe that there will be any further legal liability in relation to this incident but has not yet received formal releases from all potential claimants.

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

B. Significant Changes

Since June 30, 2007, the date of the most recent consolidated financial statements, no significant changes have occurred that have not been disclosed elsewhere in this Annual Report.

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

The Act was amended with the implementation of the Agreement establishing the WTO to provide for special review thresholds for “WTO investors”, as defined in the Act. “WTO investor” generally means (i) an individual, other than a Canadian, who is a national of a WTO member (such as, for example, the United States), or who has the right of permanent residence in relation to that WTO member, (ii) governments of WTO members, and (iii) entities that are not Canadian controlled, but which are WTO investor controlled, as determined by rules specified in the Act.  The special review thresholds for WTO investors do not apply, and the general rules described above do apply, to the acquisition of control of certain types of businesses specified in the Act, including a business that is a engages in the production of uranium and owns an interest in a producing uranium property in Canada. If the WTO investor rules apply, an investment in the shares of Kimber by or from a WTO investor will be reviewable only if it is an investment to acquire control of Kimber and the value of the assets of Kimber is equal to or greater than a specified amount (the “WTO Review Threshold”). The WTO Review Threshold is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada.  The 2006 WTO Review Threshold is CDN$281,000,000.

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

Canadian income tax withheld from distributions may result in a credit or deduction for United States federal income tax purposes. (See more detailed discussion at “Foreign Tax Credit” below.) To the extent that distributions from Kimber exceed current or accumulated earnings and profits of Kimber, such distributions will be treated first as a return of capital, to the extent of the U.S. Holder’s adjusted basis in the Common Shares, and thereafter as gain from the sale or exchange of the Common Shares of Kimber. (See more detailed discussion at “Disposition of Common Shares of Kimber” below.)  In general, dividend distributions are taxed as ordinary income.  At present, such dividends may be subject to a preferential tax rate for individuals, estates and trusts of no more than 15% if such dividends are “qualified dividends”.  However, this preferential tax rate may not be available if Kimber is, or was, a Passive Foreign Investment Company (“PFIC”). (See Passive Foreign Investment Company discussion below.)

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

Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation. Deductions for net capital losses are subject to significant limitations. For U.S. Holders that are not corporations, any unused portion of such net capital loss may be carried forward to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations, an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.  The availability of preferential tax rates on capital gains is subject to Kimber’s status as a PFIC. (See Passive Foreign Investment Company discussion below.)

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

The classification of Kimber as a CFC would effect many complex results, including that 10% Shareholders of Kimber would generally (i) be treated as having received a current distribution of their pro rata shares of Kimber’s “Subpart F income” and (ii) be subject to current U.S. federal income tax on their pro rata shares of Kimber’s earnings invested in “U.S. property.” The foreign tax credit may reduce the U.S. federal income tax on these amounts for such 10% Shareholders who are corporations (See more detailed discussion at “Foreign Tax Credit” above). In addition, under Section 1248 of the Code, gain from the sale or other taxable disposition of Common Shares of Kimber by a U.S. Holder that is or was a 10% Shareholder at any time during the five-year period ending with the sale is treated as ordinary (dividend) income to the extent of earnings and profits of Kimber attributable to the Common Shares sold or exchanged.

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

In addition, one or more of Kimber’s corporate subsidiaries may have qualified as a PFIC for its most recent taxable year, may have qualified as a PFIC in prior years and may qualify as a PFIC in subsequent years.

A U.S. Holder who holds stock (directly or indirectly) in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. federal income taxation under one of three alternative tax regimes at the election of each such U.S. Holder. The following is a discussion of such three alternative tax regimes applied to such U.S. Holders of Kimber. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a CFC (as defined above) and a U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (see more detailed discussion at “Controlled Foreign Corporation” above).

QEF Election

A U.S. Holder who elects in a timely manner to treat Kimber as a QEF (an “Electing U.S. Holder”) will generally be subject, under Section 1293 of the Code, to current U.S. federal income tax for any taxable year in which Kimber qualifies as a PFIC on his or its pro rata share of Kimber’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case for the shareholder’s taxable year in which (or with which) Kimber’s taxable year ends, regardless of whether such amounts are actually distributed.  If Kimber has a deficit in earnings and profits for the year, there will be no income inclusion for the U.S. Holders but no loss will flow through to the U.S. Holders.

A QEF election will only be effective if Kimber provides certain information to the U.S. Holders.  There can be no assurances that Kimber can, or will, comply with these requirements.  U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for making a QEF election.

An effective QEF election, if in force for all PFIC years in the U.S. Holder’s holding period, or if made in conjunction with an election to purge the PFIC taint for prior years, also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his or its Kimber Common Shares as capital gain; and (ii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of Kimber’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as “personal interest” that is not deductible.  If no QEF election is in force for all PFIC years in a taxpayer’s holding period, Section 1291 treatment, discussed below, will apply.

The U.S. federal income tax consequences of the QEF election will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which Kimber is a PFIC. If Kimber qualified as a PFIC in a prior year in the holding period, then in order to purge the PFIC taint for prior years, in addition to making the QEF election, the U.S. Holder must elect to recognize (i) under the rules of Section 1291 of the Code (discussed herein), any gain that he or it would otherwise recognize if the U.S. Holder sold his or its stock on the qualification date or (ii) if Kimber is a CFC, the U.S. Holder’s pro rata share of Kimber’s post-1986 earnings and profits as of the qualification date. The qualification date is the first day of Kimber’s first tax year in which Kimber qualified as a QEF with respect to such U.S. Holder.   U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules. In addition to the above rules, under very limited circumstances, a U.S. Holder may make a retroactive QEF election if such U.S. Holder failed to file the QEF election documents in a timely manner.

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

Section 1291 Rules

If a U.S. Holder does not have a QEF election in effect during a year in which it holds the Common Shares in question and Kimber is a PFIC (a “Non-Electing U.S. Holder”), then special punitive taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his or its Common Shares and (ii) certain “excess distributions” (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, the U.S. Holder’s holding period) by Kimber.

A Non-Electing U.S. Holder generally would be required to prorate all gains realized on the disposition of Kimber Common Shares and all excess distributions on Kimber Common Shares over the entire holding period for the Common Shares. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of Kimber during such U.S. Holder’s holding period for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly non-deductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

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

Mark-to-Market Election

U.S. Holders who hold, actually or constructively, marketable stock (as specifically defined in the Treasury Regulations) of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to market (a “mark-to-market election”). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder effective after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to Kimber Common Shares (including any gain from the initial mark-to-market). A U.S. Holder who makes the mark-to-market election will include in ordinary income for the taxable year for which the election was made and subsequent years an amount equal to the excess, if any, of the fair market value of the Common Shares of Kimber as of the close of such tax year (or, in the case of a sale or other disposition, the amount realized) over such U.S. Holder’s adjusted basis in such Common Shares. In addition, the U.S. Holder is allowed an ordinary deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the Common Shares over the fair market value of such shares as of the close of the tax year (or in the case of a sale or other disposition, the amount realized), or (ii) the excess, if any, of (A) the mark-to-market gains for the Common Shares in Kimber included by such U.S. Holder for prior tax years, including any amount which was included pursuant to the Section 1291 rules discussed above, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder’s adjusted tax basis in the Common Shares of Kimber will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year Kimber is a PFIC, unless Kimber Common Shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. U.S. Holders should consult their tax advisor regarding the manner of making such an election.

Kimber believes that its Common Shares should presently qualify as marketable stock for purposes of Section 1296, but there is no assurance that the Common Shares will continue to so qualify.

Kimber’s Subsidiaries

If Kimber is (or has been) a PFIC and at any time has a non-US corporate subsidiary that is a PFIC, U.S. Holders generally would be deemed to own, and also would be subject to the PFIC rules with respect to, their indirect ownership interests in any such lower-tier PFIC.  If a U.S. Holder does not make a QEF election in respect of a lower-tier PFIC, the U.S. Holder could incur liability for the deferred tax and interest charge described above if either (i) Kimber receives a distribution from, or disposes of all or part of its interest in, the lower-tier PFIC or (ii) the U.S. Holder disposes of all or part of its interest in Kimber.  A QEF election will only be effective with respect to a lower-tier PFIC if the lower-tier PFIC provides certain information to the U.S. Holders.  There can be no assurances that Kimber can, or will, cause any lower-tier PFIC to comply with these requirements.  U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for making a QEF election for any lower-tier PFIC.

A mark-to-market election under the PFIC rules with respect to Kimber would not apply to a lower-tier PFIC, and a U.S. Holder would not be able to make such an election with respect to its indirect ownership interest in any lower-tier PFIC.  Accordingly, U.S. holders could be subject to the PFIC rules with respect to income of any lower-tier PFIC the value of which has already been taken into account indirectly via a mark-to-market election made with respect to Kimber.  Similarly, if a U.S. Holder made a mark-to-market election under the PFIC rules with respect to Kimber and made a QEF election with respect to a lower-tier PFIC, that U.S. Holder could be subject to current taxation with respect to income from the lower-tier PFIC, the value of which was taken into account indirectly via the mark-to-market election.

The PFIC rules are very complex, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the PFIC rules, including the advisability of and procedure for making a QEF election or a mark-to-market election, and how these rules may impact their U.S. federal income tax situation.

Other Reporting Rules

Under a number of circumstances, United States investors acquiring Common Shares may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns. In particular, any United States investor who becomes the owner, directly or indirectly, of 10% or more of the Common Shares will be required to file such a return. Other filing requirements may apply and United States investors should consult their own tax advisors concerning these requirements.

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

I. Subsidiary Information

The following is information regarding the Company’s wholly owned subsidiaries:

Business Name	Jurisdiction of Incorporation	Office Address	Telephone
Minera Monterde, S. de R.L. de C.V.	Mexico	Camino al Campestre # 4302 Col. Quintas Campestre, CP 31214 Chihuahua, Chih. Mexico	52-614-410-8344
Kimber Resources de Mexico S.A. de C.V.	Mexico	Camino al Campestre # 4302 Col. Quintas Campestre, CP 31214 Chihuahua, Chih. Mexico	52-614-410-8344
Minera Pericones S.A. de C.V.	Mexico	Camino al Campestre # 4302 Col. Quintas Campestre, CP 31214 Chihuahua, Chih. Mexico	52-614-410-8344

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

During the financial year and up to the date of this report the Company has not used financial instruments to reduce its exposure to market risks.  Additional disclosure on financial instruments held by the Company at June 30, 2007 is contained in note 2 ‘Financial instruments’ to the financial statements.

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

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting.  Under the supervision of the Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”).  The Company’s controls include policies and procedures that:

•

Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP; and

•

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

There has been no significant change in the Company’s internal control over financial reporting during the year ended June 30, 2007 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that Larry Bell, a member and Chair of its audit committee, qualifies as an “audit committee financial expert” as defined in Item 16.A of Form 20-F. The Company has adopted the criteria for director independence and unrelatedness for members of public company audit committees that are consistent with the criteria prescribed by the Sarbanes-Oxley Act of 2002, Section 10A(m)(3) of the Exchange Act and Rule 10A-3(b)(1) promulgated thereunder, and the rules of the American Stock Exchange as currently in effect. Each member of the Company’s audit committee satisfies the criteria for director independence.

ITEM 16B. CODE OF ETHICS

Kimber’s Code of Conduct is available on the Company’s website at www.kimberresources.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The Company’s audit committee appointed D&H Group LLP (“D&H Group”) as independent auditors to audit the Company’s financial statements for the fiscal year ended June 30, 2007. The aggregate fees billed by D&H Group for professional services rendered and expenses for the audit of our annual financial statements included in this Annual Report during the fiscal year ended June 30, 2007 were $38,000 and $27,210 during the fiscal year ended June 30, 2006.  The services provided by D&H Group included performance of the audit of the Company’s financial statements and the reconciliation of Canadian and US GAAP.

Audit Related Fees

During the fiscal year ended June 30, 2007, the aggregate fees billed for assurance and related services by D&H Group relating to our quarterly financial statements which are not reported under the caption “Audit Fees” above, were $450 and $992 during the fiscal year ended June 30, 2006.  The services provided by D&H Group included attendance at Audit Committee meetings and discussions with management.

Tax Fees

During the fiscal year ended June 30, 2007, the aggregate fees billed for tax compliance, tax advice and tax planning by D&H Group were $1,900 and $1,870 during the fiscal year ended June 30, 2006.  The services provided by D&H Group included the preparation of Canadian corporate income tax returns, Information Returns in Respect of Controlled Foreign Affiliates and forms in respect of Transactions with Non-Resident Persons.

All Other Fees

During the fiscal year ended June 30, 2007, the aggregate fees billed by D&H Group for other non-audit professional services, other than those services listed above, totalled $9,850 and $nil during the fiscal year ended June 30, 2006.  The services provided by D&H Group were for review of interim financial statements in 2007

Effective May 6, 2003, the Securities and Exchange Commission adopted rules that require that before D&H Group is engaged by the Company or our subsidiaries to render any auditing or permitted non-audit related service, the engagement be approved by the audit committee; or entered into pursuant to pre-approval policies and procedures established by the audit committee, provided the policies and procedures are detailed as to the particular service, the audit committee is informed of each service, and such policies and procedures do not include delegation of the audit committee’s responsibilities to management.

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

Intentionally left blank

b.

Intentionally left blank

c.

Intentionally left blank

d.

Intentionally left blank

e.

Carried Interest Agreement dated February 18, 2000 among Kimber, Thorne International Ltd. and Minera Ayutla S. A. de C. V. 1;

f.

Intentionally left blank

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

Listing Agreement dated June 11, 2004 between the Toronto Stock Exchange, the “TSX”, and Kimber 1;

q.

Intentionally left blank;

r.

Intentionally left blank

s.

Intentionally left blank

t.

Intentionally left blank

u.

Intentionally left blank

v.

Intentionally left blank

w.

Intentionally left blank

x.

Intentionally left blank

y.

Intentionally left blank

z.

Intentionally left blank

aa.

Agency Agreement – Private placement of up to 9,400,000 Common Shares dated January 31, 2006 between Puplava Securities Inc. and Kimber Resources Inc. 2;

bb.

Financial Advisory Agreement dated January 30, 2006 between Investor Resources LLC and Kimber Resources Inc. 2;

cc.

Finder’s fee agreement dated February 22, 2006 between Blackmont Capital Inc. and Kimber Resources Inc.  2;

dd.

Various Private Placement Subscription Agreements in connection with the brokered and non-brokered private placement of a total of 7,047,500 Common Shares of Kimber consisting of one which closed on March 1, 2006. An unsigned copy of the form of the forms of Private Placement Subscription Agreements are attached as an examples 2;

ee.

Temporary Occupation of Ejido Land Agreement dated May 7, 2006 between the Ejido Ocobiachi, represented by the members of its board of directors, Octavio Castro Marquez, Guadalupe Ortiz Rivas, and the President of its Supervisory Board, Fernando Trias Aranda and Minera Monterde 2;

ff.

Settlement Agreement dated April 26, 2007 between Robert V. Longe and Kimber Resources Inc.

gg.

Settlement Agreement dated April 26, 2007 between Michael E. Hoole and Kimber Resources Inc.

hh.

Change of Control Agreement dated April 26, 2007 between Gordon Cummings and Kimber Resources Inc.

ii.

Employment Agreement dated September 25, 2007 between Gordon Cummings and Kimber Resources Inc.

1  These material contracts (items ‘e’,’g’, ‘h’ to ‘j’,and ‘l’ to ‘p’) are incorporated by reference to Kimber’s Form 20-F filed with the SEC on May 13, 2005.

2

These material contracts (items ‘aa’ to ‘ee’) are incorporated by reference to our Form 20-F filed with the SEC on September 29, 2006.

10.

Additional Exhibits

Not Applicable

RECENT DEVELOPMENTS

By agreement reached on September 25, 2007 Mr. Gordon Cummings, Kimber’s Chief Financial Officer, agreed to accept the position of President and Chief Executive Officer effective upon the retirement of Mr. Robert Longe.  The promotion of Mr. Cummings will necessitate the hiring of a new Chief Financial Officer.

SIGNATURE PAGE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, Kimber Resources Inc. certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 28, 2007

On Behalf of KIMBER RESOURCES INC.,

"R. V. Longe"

Robert V. Longe

President, Chief Executive Officer and Director

"M.E. Hoole"

Michael E. Hoole

Vice-President and Corporate Secretary

KIMBER RESOURCES INC.

Consolidated Financial Statements

(stated in Canadian dollars)

June 30, 2007

June 30, 2006

June 30, 2005

(Audited)

(An exploration stage Company)

AUDITORS' REPORT

To the Shareholders of

Kimber Resources Inc.

We have audited the consolidated balance sheets of Kimber Resources Inc. as at June 30, 2007 and 2006 and the consolidated statements of operations and deficit and cash flows for the years ended June 30, 2007, 2006 and 2005.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2007 and 2006 and the results of its operations and cash flows for the years ended June 30, 2007, 2006 and 2005 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States.  Application of accounting principles generally accepted in the United States would have affected assets and deficit as at June 30, 2007, 2006 and 2005 and results of operations and cash flows for the years then ended to the extent summarized in Note 11 to the consolidated financial statements.

Vancouver, B.C.	“D&H Group LLP”
September 14, 2007	Chartered Accountants

KIMBER RESOURCES INC.

Consolidated Balance Sheets

(stated in Canadian dollars)

	June 30,
	2007	2006

A S S E T S
Current Assets
Cash and cash equivalents	$ 6,200,602	$ 15,866,960
Amounts receivable (note 4)	429,481	993,441
Prepaid expenses	57,246	46,837
	6,687,329	16,907,238

Equipment (note 5)	644,230	603,347
Unproven mineral right interests (Schedule, note 2 & 3)	32,176,965	21,749,820
	$ 39,508,524	$ 39,260,405

L I A B I L I T I E S
Current liabilities
Accounts payable and accrued liabilities	$ 663,642	$ 1,422,519
Due to related parties (note 9)	652,012	-
	1,315,654	1,422,519
Commitment (note 13)
Contingent liability (note 14)
S H A R E H O L D E R S’ E Q U I T Y

Share capital (note 7)	46,762,332	42,766,942
Contributed surplus (note 8)	1,970,385	1,796,853
Deficit	(10,539,847)	(6,725,909)
	38,192,870	37,837,886
	$ 39,508,524	$ 39,260,405

Nature of operations (note 1) Subsequent events (note 12)
Approved on behalf of the Board of Directors:
“R. V. Longe”	“S.P. Quin”
Robert V. Longe, Director	Stephen P. Quin, Director

See notes to the consolidated financial statements

KIMBER RESOURCES INC.

Consolidated Statements of Operations and Deficit

(stated in Canadian dollars)

	Years ended June 30,
	2007	2006	2005
		(Note 2(n))	(Note 2 (n))

Revenue	$ -	$ -	$ -

Expenses
Amortization of equipment	$ 28,819	$ 38,406	$ 24,034
Foreign exchange (gain)/loss	10,701	22,636	(17,103)
General exploration	39,398	124,730	24,893
Interest and bank charges	2,367	1,671	4,043
Investor relations	211,187	309,669	195,163
Office and miscellaneous	252,637	186,614	123,421
Legal, consulting and audit	952,743	150,424	51,380
Rent	161,508	72,775	64,365
Salaries and benefits (note 9)	1,840,643	726,239	570,991
Stock-based compensation	527,957	760,324	720,469
Transfer and filing fees	90,478	133,767	39,386
Travel and accommodation	120,257	132,127	85,231

Net loss before other items	(4,238,695)	(2,659,382)	(1,886,273)
Other items
Interest income	415,493	295,962	74,784
Other income	9,264	-)	-)
Unproven mineral right interests written-off	-)	-)	(14,493))

Net loss for the year	(3,813,938)	(2,363,420)	(1,825,982)
Deficit - beginning of year	(6,725,909)	(4,362,489)	(2,536,507)
Deficit - end of year	$(10,539,847)	$ (6,725,909)	$ (4,362,489)

Loss per share, basic and diluted (note 2(g))	$ (0.08)	$ (0.06)	$ (0.06)

Weighted average number of shares outstanding	48,118,320	40,026,359	30,612,668

See notes to the consolidated financial statements

KIMBER RESOURCES INC.

Consolidated Statements of Cash Flows

(stated in Canadian dollars)

	Years ended June 30,
	2007	2006	2005
Cash provided by (used for):		(Note 2(n))	(Note 2(n))
Operating Activities
Net loss for the year	$ (3,813,938)	$ (2,363,420)	$ (1,825,982)
Items not involving cash:
Amortization of equipment	28,819	38,406	24,034
Stock-based compensation	527,957	760,324	720,469
Unproven mineral right interests written-off	-)	-)	14,493
	(3,257,162)	(1,564,690)	(1,066,986)
Changes in the following:
Amounts receivable	76,740	26,132	45,496
Due from related parties	-	16,702	3,000
Prepaid expenses	(10,409)	(6,603)	(9,262)
Accounts payable and accrued liabilities	332,760	19,750	(17,691)
Due to related parties	652,012)	(465)	(1,002)
	(2,206,059)	(1,509,174)	(1,046,445)

Investing Activities
Redemption of preferred shares	-	103,596	-
Purchase of equipment	(192,505)	(269,079)	(64,182)
Unproven mineral right interests	(10,908,759)	(10,151,030)	(5,873,935)
	(11,101,264)	(10,316,513)	(5,938,117)
Financing Activities
Common shares issued for cash	3,645,012	24,048,306	8,339,517
Share issuance costs	(4,047)	(644,307)	(346,152)
	3,640,965	23,403,999	7,993,365

(Decrease)/Increase in cash during the year	(9,666,358)	11,578,312	1,008,803
Cash and cash equivalents - beginning of year	15,866,960	4,288,648	3,279,845
Cash and cash equivalents - end of year	$ 6,200,602	$ 15,866,960	$ 4,288,648
Supplementary financial information
Non-cash Financing activities
Shares and securities issued for finder’s fees	$ -	$ -	$ 146,309*
Share issue costs	-	-	(146,309)*
* includes $86,309 fair value of agent’s options
Non-cash Investing activities
Accounts receivable for unproven mineral interests	487,220	(569,102)	38,699
Accounts payable for unproven mineral interests	(1,091,637)	502,500	275,358
Amortization	122,803	64,062	45,289
	$ (481,614)	$ (2,540)	$ 359,346
Cash and cash equivalents comprise of:
Cash	1,303,133	799,808	1,289,297
Banker’s acceptance notes	4,897,469	15,067,152	2,999,351
	$ 6,200,602	$ 15,866,960	$ 4,288,648

See notes to the consolidated financial statements

KIMBER RESOURCES INC.

Consolidated Statements of Unproven Mineral Right Interests (note 2 & 3)

(stated in Canadian dollars)

	June 30, 2005	Net Costs	June 30, 2006	Net Costs	June 30, 2007
MEXICO
Monterde Property
Acquisition	$ 1,496,346	$ 742,262	$ 2,238,608	$ 499,437	$ 2,738,045
Exploration
Amortization	57,954	64,062	122,016	122,803	244,819
Assays	1,204,299	827,288	2,031,587	1,353,120	3,384,707
Drilling	3,644,609	4,600,027	8,244,636	3,272,194	11,516,830
Engineering	373,531	636,299	1,009,830	543,942	1,553,772
Environmental study	421,416	225,175	646,591	512,289	1,158,880
Field, office	288,669	108,015	396,684	155,200	551,884
Geological, geophysical	1,577,704	1,300,005	2,877,709	1,148,043	4,025,752
Legal	202,475	98,408	300,883	118,832	419,715
Maps, reports, reproductions	296,927	217,230	514,157	240,332	754,489
Metallurgy	217,132	50,360	267,492	327,678	595,170
Road and drill site maintenance	664,522	321,967	986,489	831,336	1,817,825
Salaries and wages	182,813	124,794	307,607	212,833	520,440
Scoping study	11,392	-	11,392	-	11,392
Socioeconomic studies	-	26,619	26,619	12,187	38,806
Stakeholder costs	22,040	20,235	42,275	7,910	50,185
Supplies	386,406	516,519	902,925	611,238	1,514,163
Travel, accommodation	504,208	267,047	771,255	377,602	1,148,857
Third party recoveries	(9,931)	-	(9,931)	-	(9,931)
	10,046,166	9,404,050	19,450,216	9,847,539	29,297,755
	11,542,512	10,146,312	21,688,824	10,346,976	32,035,800
Setago Property
Acquisition	4,574	2,178	6,752	-	6,752
Exploration	54,244	-	54,244	-	54,244
	58,818	2,178)	60,996	-)	60,996
Pericones Property
Acquisition	-	-	-	8,148	8,148
Exploration	-	-	-	72,021	72,021
	-	-	-	80,169	80,169

Total unproven mineral right interests	$ 11,601,330	$ 10,148,490	$ 21,749,820	$ 10,427,145	$ 32,176,965

See notes to consolidated financial statements

KIMBER RESOURCES INC.

Notes to Consolidated Financial Statements

For the Years Ended June 30, 2007, 2006 and 2005

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

The Company has taken steps to verify title to its mineral right interests in accordance with industry standards for the current stage of exploration of these properties, however, these procedures do not guarantee that title to these rights may not be subject to unregistered prior agreements or other undetected defects.

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

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)

Basis of Presentation

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP) and are reconciled to U.S. GAAP in note 11.

The consolidated financial statements include the accounts of the Company, its principal wholly owned subsidiary, Minera Monterde S. de R.L de C.V. (Mexico) and two other recently activated subsidiaries, Minera Pericones S. A. de C.V. and Kimber Resources de Mexico S. A. de C.V. Intercompany balances and transactions are eliminated on consolidation.

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

For the Years Ended June 30, 2007, 2006 and 2005

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

e)

Translation of Foreign Currencies

The Company’s wholly owned Mexican subsidiaries are integrated foreign operations and are translated into Canadian dollars using the temporal method.  For the Company and its subsidiaries, the Company translates monetary items at the rate of exchange in effect at the balance sheet date.  Non-monetary items are translated at average rates in effect during the period in which they are incurred.  Expenses are translated at average rates in effect during the period except for amortization, which is translated using historical rates.  Gains and losses resulting from the fluctuations in foreign exchange rates have been included in the determination of income (loss).

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

For the Years Ended June 30, 2007, 2006 and 2005

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

j)

Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized when a reasonable estimate of its fair value can be made.  The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset.  Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow.  As at June 30, 2007, the Company does not have any asset retirement obligations.

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

l)

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities, the fair value of which approximates their carrying value due to the short term to maturity.

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

n)

Comparative figures

Certain 2006 and 2005 figures have been reclassified to conform to the presentation used in the current year.

3.

UNPROVEN MINERAL RIGHT INTERESTS

The Company’s mineral rights are located in the States of Chihuahua and Estado de Mexico, Mexico.

Monterde Property

The Monterde Property consists of the Monterde concessions, the contiguous El Coronel concessions and staked concessions. The entire Monterde Property is comprised of 34 mineral concessions in the Sierra Madre in the State of Chihuahua, Mexico.

KIMBER RESOURCES INC.

Notes to Consolidated Financial Statements

For the Years Ended June 30, 2007, 2006 and 2005

(stated in Canadian dollars)

3.

UNPROVEN MINERAL RIGHT INTERESTS (continued)

Monterde concessions

The Company owns a 100% interest in the Monterde concessions having acquired the concessions by payment of total consideration of US$1,054,900.

El Coronel concessions

The Company owns a 100% interest in the El Coronel mineral concessions by having made total payments of US$1,000,000.

Staked concessions

The Company has a 100% interest in concessions that were staked adjacent to the Monterde concessions and El Coronel concessions.  There are no payment obligations for these staked concessions aside from annual taxes.

Setago Property

The Company staked the Setago Property in 2004, which lies approximately 24 kilometres to the west of the Monterde Property and consists of one concession.  Two additional concessions have been staked and applications for title are pending.  The property requires no payments, other than for annual taxes.

Pericones Property

The Company, through its wholly-owned Mexican subsidiary, Minera Pericones S. A. de C.V. (Mexico), has acquired a property, approximately 6300 hectares in size in Estado de Mexico. The property ("Pericones") covers at least two areas which are prospective for bulk tonnage silver deposits. Only limited work was carried out on the Pericones property during the year.

4.

AMOUNTS RECEIVABLE

Amounts receivable at June 30, 2007 are comprised mainly of an IVA TAX refundable from the Government of Mexico.  The IVA Tax is 15% of expenditures in Mexico and amounts due were $374,501 at June 30, 2007 (2006 - $862,803).

5.

EQUIPMENT

	2007
	Cost	Accumulated Amortization	Net value
	$	$	$
Camp and equipment	466,671	101,626	365,045
Camp vehicles	223,970	79,828	144,142
Computer equipment	142,828	64,794	78,034
Computer software	54,408	44,914	9,494
Office fixtures and equipment	63,607	16,092	47,515
	951,484	307,254	644,230

KIMBER RESOURCES INC.

Notes to Consolidated Financial Statements

For the Years Ended June 30, 2007, 2006 and 2005

(stated in Canadian dollars)

5.

EQUIPMENT (continued)

	2006
	Cost	Accumulated Amortization	Net value
	$	$	$
Camp and equipment	377,708	67,838	309,870
Camp vehicles	221,010	48,079	172,931
Computer equipment	126,776	48,600	78,176
Computer software	49,053	32,129	16,924
Office fixtures and equipment	36,216	10,770	25,446
	810,763	207,416	603,347

6.

SEGMENTED INFORMATION

	2007	2006	2005
Assets by geographic segment, at cost
Canada
Current	$ 5,850,929	$ 15,613,404	$ 3,855,613
Equipment	77,665	77,503	90,339
Investment	-	-	103,596
	5,928,594	15,690,907	4,049,548
Mexico
Current	836,400	1,293,834	940,442
Equipment	566,565	525,844	346,397
Unproven mineral right interests	32,176,965	21,749,820	11,601,330
	33,579,930	23,569,498	12,888,169
	$ 39,508,524	$ 39,260,405	$ 16,937,717

KIMBER RESOURCES INC.

Notes to Consolidated Financial Statements

For the Years Ended June 30, 2007, 2006 and 2005

(stated in Canadian dollars)

7.

SHARE CAPITAL AND RELATED INFORMATION

a)

Authorized: 80,000,000 common shares without par value

b)

Issued and outstanding:

	Number of Shares	Amount

Balance - June 30, 2004	27,401,540	$ 11,126,010

Private placements	4,600,324	7,065,002
Exercise of options	233,217	155,200
Exercise of warrants	1,497,747	1,119,315
Less share issue costs	-	(346,152)
Less stock-based-compensation	-	(86,309)
	6,331,288	7,907,056
Balance – June 30, 2005	33,732,828	19,033,066

Private placements	10,380,832	19,095,038
Exercise of options	549,570	540,218
Exercise of warrants	2,451,692	4,413,050
Less share issue costs	-	(644,307)
Reallocation from contributed
surplus on exercise of options	-	329,877
	13,382,094	23,733,876
Balance – June 30, 2006	47,114,922	42,766,942
Exercise of options	742,032	825,013
Exercise of warrants	1,566,666	2,819,999
Less share issue costs	-	(4,047)
Reallocation from contributed
surplus on exercise of options	-	354,425
Balance – June 30, 2007	49,423,620	$ 46,762,332

c)

Warrants

	2007	2006	2005

Balance - beginning of year	1,566,666	2,355,712	1,489,797
Issued	-	1,666,666	2,363,662
Expired	-	(4,020)	-
Exercised	(1,566,666)	(2,451,692)	(1,497,747)
Balance - end of year	-	1,566,666	2,355,712

At June 30, 2007, nil warrants are outstanding.

d)

Stock Options

The Company’s stock option plan allowed the Company to grant up to 5,294,613 stock options, exercisable at the market price as determined on the last trading date preceding their grant, and vesting as to 1/3 of their number on the date of their grant and then 1/3 at the end of each nine month period thereafter. As at June 30, 2007, 938,381 options were available to be granted under the Plan.

KIMBER RESOURCES INC.

Notes to Consolidated Financial Statements

For the Years Ended June 30, 2007, 2006 and 2005

(stated in Canadian dollars)

7.

SHARE CAPITAL AND RELATED INFORMATION (continued)

   d)  Stock Options (continued)

Summary of stock option activity:

	2007		2006
	Options Outstanding	Weighted average exercise price	Options Outstanding	Weighted average exercise price

Balance, beginning of year	3,402,800	$ 1.21	3,435,450	$ 1.11
Granted	1,125,000	2.24	527,000	1.64
Exercised	(742,032)	1.11	(549,570)	1.26
Forfeited/expired	(1,090,768)	1.23	(10,080)	1.80
Balance, end of year	2,695,000	$ 1.66	3,402,800	$ 1.21

Stock options outstanding and exercisable at June 30, 2007 are as follows:

Exercise price	Number outstanding	Number exerciseable	Expiry date
$
0.45	450,000	450,000	July 2007 – October 2007
0.73	330,000	330,000	August 2008
2.05	75,000	75,000	January 2009
2.14	495,000	495,000	October 2009
1.80	25,000	25,000	December 2009
1.65	245,000	245,000	September 2010
1.50	50,000	50,000	December 2010
2.40	150,000	100,000	July 2011
2.59	225,000	75,000	November 2011
2.67	100,000	33,333	December 2011
1.95	550,000	183,333	April 2012
	2,695,000	2,061,666

e)

Private Placements

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

For the Years Ended June 30, 2007, 2006 and 2005

(stated in Canadian dollars)

7.

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

On March 1, 2006 the Company closed brokered and non-brokered private placements of a total of 7,047,500  common shares at a price of $2.00 for gross proceeds of $14,095,000. Puplava Securities Inc. ("PSI") of San Diego, California acted as agent for the brokered private placement and Dr. Leanne Baker, a Director of the Company and Managing Director of Investor Resources LLC, acted as a consultant in the United States. The Company paid cash commissions of 5.5% on the brokered placements. Mr. James Puplava, a Director and major shareholder of the Company, and a principal of PSI, did not acquire shares through the placement (see Note 9). The non-brokered private placement was to institutional and accredited investors in Canada and offshore. Blackmont Capital Inc., Canaccord Capital Corp., and PSI received finder's fees of 5.5% of the proceeds raised on certain placements. The total commissions and finder's fees paid on the both brokered and non-brokered placements was $428,725.  No warrants were issued to investors or agents in connection with the offering.

8.

CONTRIBUTED SURPLUS AND STOCK-BASED COMPENSATION

The fair value of stock options granted are estimated using the Black-Scholes option pricing model with the following assumptions:

	2007	2006	2005
Risk-free interest rate	3.9 – 4.2	3.2 – 3.3	3.1 - 3.6
Estimated share price volatility	57 - 64%	41 - 45%	59 - 62%
Expected life	1.5 - 5 years	1.5 - 5 years	1.5 - 5 years

Option pricing models require the use of estimates and assumptions including the expected volatility.  Changes in these underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

Contributed Surplus

Stock-based compensation has been recognized in Contributed Surplus for the following grants:

Balance and expense at June 30, 2004	$ 559,628
Options granted to employees and consultants	720,469
Options granted to agent for private placement	86,309
Expense - June 30, 2005	806,778
Balance - June 30, 2005	1,366,406

Options granted to employees and consultants	760,324
Options granted to agent for private placement	-
Expense - June 30, 2006	760,324
Share options exercised, transfer to share capital	(329,877)
Balance - June 30, 2006	1,796,853
Options granted to employees and consultants	527,957
Share options exercised, transfer to share capital	(354,425)
Balance - June 30, 2007	$ 1,970,385

KIMBER RESOURCES INC.

Notes to Consolidated Financial Statements

For the Years Ended June 30, 2007, 2006 and 2005

(stated in Canadian dollars)

8.

CONTRIBUTED SURPLUS AND STOCK-BASED COMPENSATION (continued)

For stock options granted and not vested, compensation expense is recognizable in future periods as follows:

June 30, 2008	$ 446,224
June 30, 2009	143,241
$ 589,465

9.

RELATED PARTY TRANSACTIONS

Unless otherwise stated, related party transactions are measured at the exchange amount, being the amount of consideration established and agreed to by the related parties.  Amounts due to or from related parties are unsecured, non-interest bearing and are due on demand.

a)

By Settlement Agreements dated April 26, 2007 the Company settled any claims which Robert V. Longe, President, CEO and Director and Michael E. Hoole, Vice President and Secretary may have in respect to Change of Control Agreements with each of them dated January 13, 2004.

Pursuant to the settlement agreement with Mr Longe, the Company has agreed to pay him $339,657 plus unused vacation upon retirement on or before October 31, 2007.  All of the $339,657 due has been accrued at year end.

Pursuant to the settlement agreement with Mr Hoole, it has been agreed that Mr Hoole will remain as Vice President and Secretary of the Company until his date of termination as an officer on or before February 28, 2008 and he will be paid $339,657 by way of salary continuance from May 1, 2007 until he ceases to be an officer and employee of the Company with the balance payable at that time. At June 30, 2007, the balance of this commitment to Mr. Hoole is $312,355.  In addition, Mr Hoole is being paid at the rate of $1,000/day for each day worked for the Company.  All of the $312,355 due has been accrued at year end.

b)

During the year ended June 30, 2007, fees and expense disbursements of $191,685 were paid to J.B. Engineering Ltd (2006 - $173,244).  An officer of the Company is a principal of J.B. Engineering Ltd.

c)

During 2006, commissions of $234,850 were paid to Puplava Securities Inc. (“PSI”).  A director of the Company is a principal at PSI.

10.

INCOME TAXES

Future income tax assets and liabilities of the Company as at June 30, 2007 and 2006 are as follows:

	2007	2006
Future income tax assets

Losses carried forward	$ 10,029,000	$ 3,911,000
Share issue costs	185,000	315,000
Other	26,000	31,000

	10,240,000	4,257,000
Valuation allowance	(10,240,000)	(4,257,000)

Net future income tax assets	$ -	$ -

KIMBER RESOURCES INC.

Notes to Consolidated Financial Statements

For the Years Ended June 30, 2007, 2006 and 2005

(stated in Canadian dollars)

10.

INCOME TAXES (continued)

The recovery of income taxes shown in the consolidated statements of operations and deficit differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:

	2007	2006
Income tax rate reconciliation

Combined federal and provincial income tax rate	34.12%	34.12%

Expected income tax recovery	$ (1,198,000)	$ (761,000)
Share issue costs	(118,000)	(115,000)
Other	180,000	259,000
Unrecognized benefit of income tax losses	1,136,000	617,000

Actual income tax recovery	$ -	$ -

At June 30, 2007, the Company has non-capital losses of approximately $8,620,000 in Canada (which expire between 2008 and 2027) and $21,472,000 in Mexico available to reduce taxable income earned during future years.  The potential future tax benefits relating to these amounts have not been reflected in the financial statements as their utilization is currently not considered likely.

11.

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

For U.S. GAAP purposes, the Company has adopted the provisions of EITF 04-2, “Whether Mineral Rights are Tangible or Intangible Assets” and FSP FAS 141-1 and 142-1 which concludes that mineral rights are tangible assets. The effect of adopting EITF 04-2 is reduction of previously reported loss and loss per share for fiscal 2006 and 2005 by $744,440 and $519,732 and $0.02 and $0.02, respectively. In addition, total assets are increased by $2,245,360 and shareholders’ deficiency is decreased by $2,245,360 as at June 30, 2006.  For 2005, total assets are increased by $1,500,920 and shareholders’ deficiency is decreased by $1,500,920.

KIMBER RESOURCES INC.

Notes to Consolidated Financial Statements

For the Years Ended June 30, 2007, 2006 and 2005

(stated in Canadian dollars)

11.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

i)

The following items (a) to (e) provide a summary of the adjustments required to reconcile Canadian GAAP to U.S. GAAP.

	For the years ended June 30,
	2007	2006	2005
a) Assets Unproven Mineral Right Interests
Unproven Mineral Right Interests – Canadian GAAP	$ 32,176,965	$ 21,749,820	$ 11,601,330
Less Unproven Mineral Right Interests	(29,424,020)	(19,504,460)	(10,100,410)
Unproven Mineral Right Interests - U.S. GAAP	2,752,945	2,245,360	1,500,920

b) Operations
Net loss - Canadian GAAP	(3,813,938)	(2,363,420)	(1,825,982)
Unproven Mineral Right Interests expensed under U.S. GAAP	(9,919,560)	(9,404,050)	(5,699,587)
Net loss - U.S. GAAP	(13,733,498)	(11,767,470)	(7,525,569)
Net loss per share - U.S. GAAP	0.29	0.29	0.25

c) Deficit
Closing deficit - Canadian GAAP	(10,539,847)	(6,725,909)	(4,362,489)
Adjustment to deficit for accumulated Unproven Mineral Right Interests expensed under U.S. GAAP	(29,424,020)	(19,504,460)	(10,100,410)
Closing deficit - U.S. GAAP	(39,963,867)	(26,230,369)	(14,462,899)

d) Cash Flows – Operating Activities
Cash applied to operations - Canadian GAAP	(2,206,059)	(1,509,174)	(1,046,445)
Add net loss - Canadian GAAP	)(( 3,813,938	)(( 2,363,420	1,825,982)
Less net loss - U.S. GAAP	(13,733,498)	(11,767,470)	(7,525,569)
Cash applied to operations - U.S. GAAP	(12,125,619)	(10,913,224)	(6,746,032)

e) Cash Flows – Investing Activities
Cash applied - Canadian GAAP	(11,101,264)	(10,316,513)	(5,938,117)
Add Unproven Mineral Right Interests expensed - U.S. GAAP	9,919,560	9,404,050	5,699,587
Cash applied under U.S. GAAP	$ (1,181,704)	$ (912,463)	$ (238,530)

ii) The functional currency is Canadian dollars.

iii)

Recent Accounting pronouncements:

The Financial Accounting Standards Board (“FASB”) has issued Statement of Financial Accounting Standards (“SFAS”) 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes a framework for consistently measuring fair value under GAAP and expands disclosures about fair value pronouncements. SFAS 157 is effective beginning November 15, 2007, and the provisions of SFAS 157 will be applied prospectively as of that date.  The adoption of SFAS 157 is not expected to have an effect on the Company’s financial position.

KIMBER RESOURCES INC.

Notes to Consolidated Financial Statements

For the Years Ended June 30, 2007, 2006 and 2005

(stated in Canadian dollars)

11.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

iii)

Recent Accounting pronouncements:

The FASB has also issued FAS interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”).  FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FAS Interpretation No. 109, “Accounting for Income Taxes”.  FIN 48 prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transitions.  FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 is not expected to have an effect on the Company’s financial position.

12.

SUBSEQUENT EVENTS

a)

Since the year end of June 30, 2007, 425,000 common shares have been issued upon exercise of stock options for total proceeds of $191,250.

b)

   During the month of July 2007 a severe storm caused erosion of some roads and drill pads on the Monterde property.  Approximately $150,000 is scheduled for remediation, most of it to be spent during the last calendar quarter of 2007.

c)

 Subsequent to the year end of the Company there have been proposed changes to the Mexican tax regulations which may have an impact on the future tax rate and overall tax regime applicable to the Mexican subsidiaries.

13.

COMMITMENT

Operating Lease

The Company leases its premises in Vancouver under an operating lease which expires in the fiscal year ending June 30, 2011.  The Company is obligated to make the following basic rent payments under its operating lease in each of the fiscal years ending:

            June 30, 2008

$

85,163

            June 30, 2009

85,163

June 30, 2010

87,872

June 30, 2011

_______53,500

$         311,698

In addition, under the lease the Company has the obligation to pay its proportionate share of operating costs and taxes for the building.

14.

CONTINGENT LIABILITY

On September 12, 2006 an employee of Minera Monterde, S. de R.L. de C.V., a subsidiary of Kimber Resources Inc., was involved in a road collision with a group of cyclists while driving a truck owned by the subsidiary. $89,401 was paid in December 2006 to the Mexican authorities in respect of this matter.  The Company does not believe that there will be any further legal liability in relation to this incident but has not yet received formal releases from all potential claimants.

Kimber Resources Inc.

Management’s Discussion and Analysis

September 14, 2007

The following management discussion and analysis of the Company’s financial position is for the year ended June 30, 2007 compared to June 30, 2006 and covers information up to the date of this report. This discussion should be read in conjunction with the attached financial statements and related “Notes to the Consolidated Financial Statements” which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP).  The discussion and analysis may contain certain forward-looking statements about the Company’s future prospects, and the Company provides no assurance that actual results will meet management’s expectations.

All amounts are stated in Canadian dollars unless indicated otherwise. Additional information regarding the Company is available on SEDAR at www.sedar.com and on the Company’s website at www.kimberresources.com.

The information is current to September 14, 2007, unless otherwise stated, and the Company’s external auditor has audited the financial statements to June 30, 2007.

Introduction

Kimber Resources Inc. is a Canadian-based company principally engaged in the exploration of the Monterde gold/silver property (the “Property”) located in the Monterde Mining District in the state of Chihuahua, Mexico. The Company’s primary targets are open-pittable or underground ore bodies, where gold and silver are amenable to extraction by heap leaching and, possibly, conventional milling. The Company’s policy allocates the greater part of its funds to exploring for additional gold-silver resources on its principal asset, the Monterde Property.

The Company’s priority is to advance the Carmen deposit towards pre-feasibility status so that its full value can be recognized. A second priority is to find and develop additional gold and silver resources. To this end, two drill targets have already been defined, and others will be sought on the 29,000 hectare property.

Results of Operations

The Company’s net loss for the fiscal year ended June 30, 2007 was $3,813,938 or $0.08 per common share compared with $2,363,420 or $0.06 per share loss for the same period ended June 30, 2006. The Company’s increase in net loss for the year was $1,450,518.

In accordance with stock-based compensation policy required by the Canadian Institute of Chartered Accountants, the Company recorded an expense of $527,957 ($760,324 in 2006) on 1,125,000 stock options granted in the year and prior year options which vested during the year. This is a non-cash expense and does not affect the Company’s operations. Without this non-cash expense, the Company would have recorded a loss of $3,285,981 or $0.07 loss per share during the year.

During the fiscal year ended June 30, 2007 the Company spent $10,427,145 on its mineral properties; $507,585 for property acquisition payments and had mineral property expenditures of $9,919,560. Drilling costs of $3,285,491 were the highest cost activity, representing 32% of expenditures, a decrease from 2006 as a result of reduced drilling activity in the third and fourth quarters of the year ($4,600,027 or 45% in 2006). Assay testing was the second highest cost category in fiscal year ending June 30, 2007 at $1,355,513 or 13% of property expenditures ($827,288 or 8% in fiscal year ended June 30, 2006). Geological and geophysical expenditures were $1,165,931 or 11% of property expenditures in 2007 compared to $1,300,005 or 13% in 2006.  The decrease in geological costs represents decreases in personnel required due to reduced drilling activity.  Other significant cost categories were road and drill site maintenance at $831,336, engineering at $543,942 and field supplies at $623,439 in fiscal year ending June 30, 2007.  The results of these expenditures are explained in the “Mineral Properties” section below.

Salary and benefits expenses rose during the year ended June 30, 2007 to $1,840,643 from $726,239 in the year ended June 30, 2006 due to Settlement Agreements with the CEO and the Vice President and Secretary (detailed more fully under “Contractual Obligations” herein), salary and fee increases, increased director activity and administrative demands that have grown due to increased regulatory compliance requirements.

Legal, consulting and audit costs increased significantly to $952,743 for the year ended June 30, 2007 from $150,424 in the previous year due to the impact of the now resolved proxy battle, recruitment fees, legal fees for acquisition due diligence, Sarbanes Oxley consulting fees as well as other fees in this category.

Investor relations and shareholder communications expenses of $211,187 (2006 – $309,669) were reduced as there was reduced investor related travel and conference attendance.

Office and miscellaneous expenses increased during the year by $66,023 to $252,637 in 2007. The increase is mainly attributable to increased insurance costs and general office costs.

Rent expense for the head office increased to $161,508 in the year ended June 30, 2007 from $72,775 in the comparable period ended 2006 as the result of an increase in rent and additional office space occupied.

The Company recorded a loss from foreign exchange of $10,701 during the year ended June 30, 2007 as opposed to a loss of $22,636 in the period ended 2006. The loss originates from funds advanced to Mexico during the year that have depreciated in value due to fluctuations in the Mexican peso or United States Dollar relative to the Canadian dollar.

Selected Annual Information

The following information is for each of the three fiscal years ended June 30, 2007, 2006 and 2005:

	2007	2006	2005
Interest / investment income	415,493	295,962	74,784
Net loss	(3,813,938)	(2,363,420)	(1,825,982)
Net loss per share – basic and diluted	(0.08)	(0.06)	(0.06)
Total assets	39,508,524	39,260,405	16,937,717
Long-term liabilities	-	-	-
Dividends	-	-	-

The Company’s income from interest and investments increased over the past three fiscal years due to higher amounts of cash and cash equivalents that were available for short-term investment. The net losses for the Company in the fiscal years ended June 30, 2007 and 2006 include non-cash charges for stock-option compensation expenses of $527,957 in 2007 and $760,324 in 2006.

The Company’s net assets have increased over the fiscal periods mainly because of share capital proceeds raised through private placements and increased deferred mineral property expenditures capitalized during the years.

Summary of Quarterly Results September 30, 2005 to June 30, 2007

	Q1 Sep30/05	Q2 Dec31/05	Q3 Mar31/06	Q4 Jun30/06
Interest income	24,456	34,169	74,470	162,867
Total Loss	(502,769)	(608,484)	(546,797)	(705,370)
Loss per share	(0.01)	(0.02)	(0.01)	(0.02)

	Q1 Sep30/06	Q2 Dec31/06	Q3 Mar31/07	Q4 Jun30/07
Interest income	144,861	117,901	85,841	66,890
Total Loss	(418,217)	(737,982)	(606,468)	(2,051,271)
Loss per share	(0.01)	(0.01)	(0.01)	(0.04)

The Company is in the exploration stage, and therefore, variances in its quarterly losses are not affected by sales or production-related factors. Increases in costs are generally attributed to growth in operations and success in financing activities, which allow the Company to undertake further development and exploration on its properties.

Revenues for the Company are for interest and gains received on cash or short-term investments (low-risk banker’s acceptance notes that yield 3.8% to 4.3% on an annual basis) classified as cash.  Interest revenues fluctuate according to the amounts of funds held in deposit and interest rates offered during the period. Kimber does not have revenues from mining operations and does not expect to have revenues in the near future other than interest received on cash balances.

Financial Condition

At June 30, 2007, the Company had working capital of $5,371,675 (2006 - $15,484,719). The Company has no long-term indebtedness or long-term obligations. The change in working capital is the result of decreased available cash of $6,200,602 compared to the previous year (2006 – $15,866,960). This cash decrease is due to the ongoing net expenditure and the absence of a financing during the year. In the fiscal year ended June 30, 2007 the Company received $2,819,999 from the exercise of 1,566,666 warrants and $825,013 from the exercise of 742,032 stock options. As at August 31, 2007 the Company had approximately $5.3 million in cash and liquid short-term banker’s acceptance notes.

Current liabilities decreased to $1,315,654 as at June 30, 2007 from $1,422,519 on June 30, 2006. This was primarily due to a reduction in drilling expenditures in 2007 compared to the previous year, partially offset by the increase in amounts due to related parties in respect of the Settlement Agreements dated April 26, 2007.

The Company is committed to paying approximately $0.2 million at August 31, 2007 for expenses billed. The amounts due to related parties in respect of the Settlement Agreements with Mr Longe and Mr Hoole total $624,710 at August 31, 2007.

Cash Flows

The Company generates cash inflow from selling its shares either through financings or the exercise of existing stock options. There is a liquidity risk that these options may not be exercised if the Company’s share price falls below the exercise price due to market conditions.  The exercise prices of a significant number of these options are currently below the current market price.

Amounts receivable decreased by $563,960 to $429,481 during the fiscal year ended June 30, 2007 mainly because of decreased IVA Tax receivable from the Government of Mexico. Receivables for IVA, which is 15% of expenditures in Mexico, decreased during the year from $862,803 to $374,501, as a result of decreased expenditure for the last six months of the year ended June 30, 2007.

Prepaid expenses increased by $10,409 to $57,246 during the year mainly due to an increase in advance payments for various insurance policies.

The Company made equipment purchases of $192,505 during the year ended June 30, 2007 including: $2,960 for camp vehicles, $21,407 for computer equipment and software; $140,747 for the exploration camp and related equipment and $27,391 for office fixtures and equipment.

Property acquisition costs of $507,585 were incurred for option payments and concession taxes on the Monterde Property ($499,437) and the Pericones Property ($8,148). The amount paid for Monterde includes the acquisition of concessions that were staked adjacent to the Property and not previously held by the Company. Future acquisition expenditures on these staked concessions will be minimal as there are no property payments.

Share capital increased cash inflows by an aggregate of $3,645,012 through the issuance of 2,308,698 common shares during the fiscal year ended June 30, 2007.

Contractual Obligations

The Company has no long-term debt and does not anticipate that it will require debt financing for current planned expenditures. Kimber has no future contractual obligations to property vendors for the Monterde Property.

The Company leases its premises under an operating lease which expires in the fiscal year ending June 30, 2011.  The Company is obligated to make basic rent payments under its operating lease in each of the fiscal years from 2007 to 2011 totaling $311,698. In addition, under the lease the Company has the obligation to pay its proportionate share of operating costs and taxes for the building.

By Settlement Agreements dated April 26, 2007 the Company settled any claims which Robert V. Longe, President, CEO and Director and Michael E. Hoole, Vice President and Secretary may have in respect to Change of Control Agreements with each of them dated January 13, 2004.

Pursuant to the settlement agreement with Mr Longe, the Company has agreed to pay him $339,657 plus unused vacation upon retirement on or before October 31, 2007.  This amount has been accrued at year end.

Pursuant to the settlement agreement with Mr Hoole, it has been agreed that Mr Hoole will remain as Vice President and Secretary of the Company until his date of termination as an officer on or before February 28, 2008 and he will be paid $339,657 by way of salary continuance from May 1, 2007 until he ceases to be an officer and employee of the Company with balance payable at that time. At June 30, 2007 the Company owes $312,355 of remaining commitments to Mr. Hoole.  In addition, Mr Hoole is being paid at the rate of $1,000/day for each day worked for the Company.  This amount has been accrued at year end.

Capital Resources and Liquidity

Capital resources of the Company consist primarily of cash and liquid short-term investments. As at August 31, 2007, the Company had cash and banker’s acceptance notes totaling approximately $5.3 million and approximately $0.27 million in receivables.

If existing vested, in the money options were exercised, the Company would generate $252,150.

At present, management believes that it has sufficient financial resources to complete planned expenditures to the end of the 1st Quarter of 2008.

The Company does not anticipate the payment of dividends in the foreseeable future.

Related Party Transactions

Unless otherwise stated, related party transactions are measured at the exchange amount, being the amount of consideration established and agreed to by the related parties.

Mineral Properties

The Monterde Property, located in the Sierra Madre Mountains of southwestern Chihuahua State, is the Company’s principal asset. It covers 29,000 hectares in claims which stretch for 37 kilometres along the trend of mineralization. Access to the developed part of the property is by 230 km of paved highway from Chihuahua city followed by 35 km of logging road from San Rafael, where railroad and power are also available.

The Company holds 100% of the Monterde property, free of royalties, through its wholly-owned Mexican subsidiary, Minera Monterde, S. de R.L. de C.V. In its northern part, three mineral deposits, the Carmen, Carotare, and Veta Minitas have been developed to the point of having gold and silver resources, most of them in the Measured and Indicated categories. Details of these resources are listed in the Annual Report, filed on SEDAR, and displayed on the Company’s website.

The principal deposit is the Carmen on which 570 holes have been drilled. Like many other deposits in the Sierra Madre, it falls in the category oxidized, low sulphidation, epithermal. There are two satellite deposits: the Veta Minitas which is adjacent to the Carmen, and the Carotare, two kilometres to the east.

Carmen deposit

There were minor changes (a slight increase) to mineral resources on the Carmen deposit during this reporting period. The block model estimate of July 17, 2006 has been adjusted (May, 2007) and an estimate of resources which are likely to be minable from underground has been prepared by polygonal methods.  No drilling was carried out during the fourth quarter of the year ended June 30, 2007. There is no immediate requirement for further drilling on the Carmen deposit. Current estimates on the Carmen deposit are shown in the table below.

Gold-equivalent assumes equivalance of 75 units of silver to one unit of gold.

During the period May to September the principal focus on the Carmen deposit has been to compile all geologic data (from drill holes, mapping and sampling) so that greater detail can be applied to resource estimates (for both open pit and underground mining) and to the distribution of high and low recovery zones for silver within the deposit. This definitive geologic compilation and the accompanying interpretation are pre-requisites for the next resource estimates and for all economic studies to follow.

The next phase of metallurgical testing will involve agitation leach tests. The samples have been collected but, with the exception of a small pilot study, these samples await completion of the geologic compilation which will outline the different silver-recovery zones within the deposit.

Carotare and Veta Minitas Deposits

Resource estimates on both the Carotare deposit (November, 2005) and the Veta Minitas deposit (November, 2004) remain unchanged and are shown below.

Exploration Drilling at Carotare & El Orito

Drilling on the El Orito Norte and on extensions to the Carotare deposit ended in January 2007. No additional resources have been identified on these targets but final analyses of the results from the drilling and geological interpretation have not been completed.

New Drill Targets

During March and April two new drill targets were identified by geological mapping and sampling.

Structures on the Carmen deposit were followed to the south of the resources currently defined by drilling. The type of alteration typically associated with such structures has been extended for 900 metres and remains open. This drill target, now known as Carmen South, consists of at least two structures which appear to be extensions of those on the Carmen deposit. Application has been made for a drilling permit.

The Arimo target was identified by mapping and sampling. Lying to the immediate south of one of the villages and on a major regional structure, an outcrop of silicified hydrothermal breccia has been shown to be auriferous. Further mapping and sampling is being carried out and a drill permit application has been filed.

Exploration on the Monterde Property

The first stage of the reconnaissance exploration program  has been completed. Results from the northern part of the Monterde property identified five catchment basins with significantly anomalous values in silver and gold on which follow up investigations are required.

Other Properties

The Company holds two other properties, the Setago, also in the Sierre Madre, 24 km to the west of Monterde, and Pericones in Estado de Mexico.  Both were acquired by staking and are 100% owned.

Safety

Kimber continues to encourage a safe work environment. Safety meetings have been held and first aid instruction given. Protective equipment is mandatory in the vicinity of heavy machinery and underground.

Erosion Control

Measures to control erosion caused by periodic heavy rain in areas disturbed by drilling and road building continue. The effect of an exceptional storm on July 8 was mitigated by the structures (gabions and culverts) already installed, however remediation work necessitated by the storm is anticipated to cost approximately $150,000.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements or transactions and none are contemplated.

Financial and Other Instruments

The Company maintains the majority of its cash balances in Canadian dollars and converts them to United States dollars or Mexican Pesos when payments are required.  No hedging has been undertaken to date as management has viewed the Canadian dollar as the stronger currency in recent years. No funds have been invested in asset-backed commercial paper.

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, the fair value of which approximates their carrying value due to the short term to maturity.  Property payment commitments are due in United States dollars which will vary with the Canadian/US dollar exchange rate.

Legal Proceedings

The Company and its subsidiaries are not parties to any legal proceedings and have no contingent liabilities, except as follows:

On September 12, 2006 an employee of Minera Monterde, S. de R.L. de C.V., a subsidiary of Kimber Resources Inc., was involved in a road collision with a group of cyclists while driving a truck owned by the subsidiary. $89,401 was paid in December 2006 to the Mexican authorities in respect of this matter.  The Company does not believe that there will be any further legal liability in relation to this incident but has not yet received formal releases from all potential claimants.

Changes in Accounting Policy

There were no changes to accounting policies adopted in the year ended June 30, 2007.

Internal Controls Over Financial Reporting

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting.  Under the supervision of the Chief Financial officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”).

The Company’s controls include policies and procedures that:

•

Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP; and

•

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

There has been no significant change in the Company’s internal control over financial reporting during the year ended June 30, 2007 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that material information is made known to the President and Chief Financial Officer and other officers and have concluded that its disclosure controls and procedures are effective.

Outstanding Share Data

The Company has one class of shares and at June 30, 2007 the Company had 49,423,620 shares issued and 52,118,620 outstanding on a fully diluted basis.

The Company has a stock option plan and at June 30, 2007 there were 2,695,000 options outstanding. Of the 2,695,000 options granted to employees, directors and consultants 2,061,666 had vested.

The Company had no warrants outstanding as at June 30, 2007.

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

