Form 20-F/A
period 2007-06-30
Kimber Resources Inc.
filed 2007-10-30
CIK 1294662

UNITEDSTATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

Amendment No. 1

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

[  ]  Yes  [  ]   No

Explanatory Note

The last table on page 39 of the Form 20-F of Kimber Resources Inc. for the fiscal year ended June 30, 2007 is hereby amended to show corrected Inferred gold ounces (“Gold (oz)”) and Inferred silver ounces (“Silver (oz)”), both of which are highlighted in yellow in the last line of the table.  The total Inferred Gold equivalent ounces (“Gold eq* (oz)”) are correct as originally stated.

The corrected table is as follows:

“Combined resources of gold and silver on the Carmen, Veta Minitas, and Carotare deposits are shown in the table below.

Total Resources on The Monterde Property
	Tonnes	Gold (oz)	Silver (oz)	Gold eq.* (oz)
Measured	25,651,000	641,300	36,732,900	1,131,100
Indicated	11,146,000	251,000	9,996,800	384,500
Measured & Indicated	36,797,000	892,300	46,729,700	1,515,600
Inferred	8,413,000	~~180,100~~ 324,900	~~5,777,000~~ 7,290,000	422,300

*Gold-equivalent assumes equivalence of 75 units of silver to one unit of gold for all deposits”

SIGNATURE PAGE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, Kimber Resources Inc. certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Amendment No. 1 to the Annual Report be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 26, 2007

On Behalf of KIMBER RESOURCES INC.,

“R. V. Longe”

Robert V. Longe

President, Chief Executive Officer and Director

“M. E. Hoole”

Michael E. Hoole

Vice-President and Corporate Secretary