Form 20-F
period 2008-06-30
Kimber Resources Inc.
filed 2008-09-30
CIK 1294662

UNITEDSTATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[  ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[✓]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2008

OR

[  ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[  ]

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from ___________________________ to ___________________________

Commission file number 001-32712

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

As at June 30, 2008, 57,886,620 Common Shares without par value were issued and outstanding

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

[✓]  Yes       [  ]   No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	Accelerated filer	Non-accelerated filer [✓]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued by the International Accounting Standards Board [ ]	Other [✓]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

[✓] Item 17      [  ] Item 18

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

[  ]  Yes       [  ]   No

TABLE OF CONTENTS

GLOSSARY	5
FORWARD LOOKING STATEMENTS	12

PART I	13
ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	13
ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE	13
ITEM 3 - KEY INFORMATION	13
A. Selected Financial Data	13
B. Capitalization and Indebtedness	15
C. Reasons for the Offer and Use of Proceeds	15
D. Risk Factors	15
ITEM 4 - INFORMATION ON KIMBER	22
A. History and Development of Kimber Resources Inc	22
B. Business Overview	23
C. Organizational Structure	26
D. Property, Plants and Equipment	27
ITEM 4A - UNRESOLVED STAFF COMMENTS	59
ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS	59
A. Operating Results	60
B. Liquidity and Capital Resources	62
C. Research and Development, Patents and Licenses, Etc	64
D. Trend Information	64
E. Off-Balance Sheet Arrangements	64
F. Tabular Disclosure of Contractual Obligations	64
G. Safe Harbour	64
ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	65
A. Directors and Senior Management	65
B. Compensation	68
C. Board Practices	71
D. Employees	72
E. Share Ownership	72
ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	75
A. Major Shareholders	75
B. Related Party Transactions	76
C. Interests of Experts and Counsel	76
ITEM 8 - FINANCIAL INFORMATION	77
A. Consolidated Statements and Other Financial Information	77
B. Significant Changes	77
ITEM 9 - THE OFFERING AND LISTING	77
ITEM 10 - ADDITIONAL INFORMATION	77
A. Share Capital	77
B. Notice of Articles and Articles	78

C. Material Contracts	82
D. Exchange Controls	82
E. Taxation	82
F. Dividends and Paying Agents	91
G. Statement by Experts	91
H. Documents on Display	92
I. Subsidiary Information	92
ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	92
ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	92
A. Debt Securities	92
B. Warrants and Rights	93
C. Other Securities	93
D. American Depository Shares	93

PART II	93
ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	93
ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	93
ITEM 15 - CONTROLS AND PROCEDURES	93
ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERT	94
ITEM 16B - CODE OF ETHICS	94
ITEM 16C - PRINCIPAL ACCOUNTANT FEES AND SERVICES	95
ITEM 16D - EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	95
ITEM 16E - PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	96

PART III	96
ITEM 17 - FINANCIAL STATEMENTS	96
ITEM 18 - FINANCIAL STATEMENTS	96
ITEM 19 - EXHIBITS	96

RECENT DEVELOPMENTS	101

GLOSSARY OF TERMS

Glossary of Non-Geological Terms

Certain terms and abbreviations used in this Annual Report are defined below:

“AMEX” means the American Stock Exchange

“Atna” means Atna Resources Ltd.;

“Canaccord” means Canaccord Capital Corporation, the agent for Kimber’s Initial Public Offering;

“Canadian GAAP” means financial data prepared in accordance with Canadian generally accepted accounting principles;

“Carmen deposit” is the name given to the volume of gold and silver-bearing rock in and around the former Monterde mine. Until drilling is complete, the boundaries of the mineralization will remain undefined. (See Figure 2, Figure 3 and Figure 4);

“Carmen structure” is a geological fracture, which was one of the principal conduits for the introduction of the mineral-bearing fluids which formed the Carmen deposit;

“Chemex” means ALS Chemex, Aurora Laboratory Services Ltd.;

“Common Shares” or “Shares” means the common shares without par value in the capital of Kimber Resources Inc.;

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

“Kimber” means Kimber Resources Inc., its wholly owned subsidiaries Minera Monterde, S. de R.L. de C.V, Kimber Resources de Mexico S.A de C.V and Minera Pericones, S.A. de C.V. collectively;

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

“Monterde Property” means the mineral concessions located in the Monterde Mining District, State of Chihuahua, Mexico, listed in Table 1 of this Annual Report;

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

“SEC” means the United States Securities and Exchange Commission;

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

“Subdivision” means the subdivision of Kimber’s share capital on the basis of 1.6 “new” Shares for each “old” Share on April 30, 2002;

“TSX” means the Toronto Stock Exchange;

“Ú.S. GAAP” means financial data prepared in accordance with United States generally accepted accounting principles;

“Warrant” means a warrant of Kimber Resources Inc. entitling the holder to purchase 1 Common Share of Kimber Resources Inc. at the price and until the date stated in the said warrant.

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

“Indicated Mineral Resource” or “Indicated Resource”(1) is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed;

“Inferred Mineral Resource” or “Inferred Resource”(1) is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes;

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

“Measured Mineral Resource” or “Measured Resource”(1) is that part of Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity;

“Mineral Reserve” or “Reserve”(2) means that portion of a Measured Mineral Resource or an Indicated Mineral Resource that is economically mineable as demonstrated by at least a preliminary feasibility study, taking into account all mining and licensing parameters;

“Mineral Resource” or “Resource”(1) is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource”, “Inferred Mineral Resource” used in this Annual Report are Canadian mining terms as defined in accordance with NI 43-101 under the guidelines set out in the CIM Standards;

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

“Probable Mineral Reserve” or “Probable Reserve” (3) (5) means the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified;

“Proven Mineral Reserve” or “Proven Reserve” (3) (4) means the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified;

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

FORWARD LOOKING STATEMENTS

This Annual Report contains forward-looking statements concerning Kimber’s plans for its properties and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

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

Under Canadian Generally Accepted Accounting Principles (in Canadian dollars):

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	June 30,	June 30,	June 30,	June 30,	June 30,
	2008	2007	2006	2005	2004
	$	$	$	$	$

Current Assets	4,958,410	6,687,329	16,907,238	4,796,055	3,865,185
Equipment	617,951	644,230	603,347	436,736	442,408
Investment	-	-	-	103,596	103,596
Deferred IPO Costs	-	-	-	-	-
Unproven mineral right	37,335,596	32,176,965	21,749,820	11,601,330	5,382,011
interests
Total Assets	42,911,957	39,508,524	39,260,405	16,937,717	9,793,200
Current Liabilities	815,757	1,315,654	1,422,519	900,734	644,069
Total Liabilities	815,757	1,315,654	1,422,519	900,734	644,069
Net Assets (Liabilities)	42,096,200	38,192,870	37,837,886	16,036,983	9,149,131
Share Capital	52,884,860	46,762,332	42,766,942	19,033,066	11,126,010
Contributed surplus	2,689,112	1,970,385	1,796,853	1,366,406	559,628
Obligation to Issue Shares	-	-	-	-	-
Revenues	-	-	-	-	-
Deficit	(13,477,772)	(10,539,847)	(6,725,909)	(4,362,489)	(2,536,507)
Net Loss for the Period	(2,937,925)	(3,813,938)	(2,363,420)	(1,825,982)	(1,513,811)
Basic and Diluted Loss per Share	(0.06)	(0.08)	(0.06)	(0.06)	(0.07)
Weighted Average Number of Common Shares Outstanding	52,277,997	48,118,320	40,026,359	30,612,668	21,977,441

Under Canadian GAAP applicable to junior mining companies, mineral exploration expenditures are deferred for mineral properties under exploration or development until such time as it is determined that further exploration or development is not warranted, at which time the property costs are written-off.  Under U.S. GAAP, all exploration expenditures are expensed as incurred. The following information has been reconciled for U.S. GAAP.

Under U.S. Generally Accepted Accounting Principles (in Canadian dollars):

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	June 30,	June 30,	June 30,	June 30,	June 30,
	2008	2007	2006	2005	2004
	Audited	Audited	Audited	Audited	Audited
	$	$	$	$	$

Current Assets	4,958,410	6,687,329	16,907,238	4,796,055	3,865,185
Equipment	617,951	644,230	603,347	436,736	442,408
Investment	-	-	-	103,596	103,596
Deferred IPO Costs	-	-	-	-	-
Unproven mineral Right Interests	2,815,935	2,752,945	2,245,360	1,500,920	981,188
Total Assets	8,392,296	10,084,504	19,755,945	6,837,307	5,392,377
Current Liabilities	815,757	1,315,654	1,422,519	900,734	644,069
Total Liabilities	815,757	1,315,654	1,422,519	900,734	644,069
Net Assets (Liabilities)	7,576,539	8,768,850	18,333,426	5,936,573	4,748,308
Share Capital	51,357,346	46,762,332	42,766,942	19,033,066	11,126,010
Contributed surplus	4,085,130	1,970,385	1,796,853	1,366,406	559.628
Obligation to Issue Shares	-	-	-	-	-
Deficit	(47,997,433)	(39,963,867)	(26,230,369)	(14,462,899)	(6,937,330)
Revenues	-	-	-	-	-
Net Loss for the Period	(8,033,566)	(13,733,498)	(11,767,470)	(7,525,569)	(4,681,294)
Basic and Diluted Loss per Share	(0.15)	(0.29)	(0.29)	(0.25)	(0.21)
Weighted Average Number of Common Shares Outstanding	52,277,997	48,118,320	40,026,359	30,612,668	21,977,441

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

Period End and Average - $C vs. $US
	June 30,	June 30,	June 30,	June 30,	June 30,
	2008	2007	2006	2005	2004

Period End	0.9900	0.9404	0.8931	0.8142	0.7440
Average	0.9908	0.8830	0.8600	0.80118	0.7453

Monthly High and Low - $C vs. $US
	June	May	April	March	February	January
	2008	2008	2008	2008	2008	2008

High for Month	1.0070	1.0180	1.0010	1.0265	1.0297	1.024
Low for Month	0.9685	0.9761	0.9683	0.9698	0.9804	0.9634

As of June 30, 2008, the exchange rate to convert one Canadian dollar into the U.S. dollar was 0.9900.

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

Resource exploration and development is a speculative business, characterized by a high number of failures.  Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any particular level of recovery or ore reserves will in fact be realized by Kimber or that any identified mineral deposit identified by Kimber will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited.

Mineral exploration is subject to numerous industry operating hazards and risks, many of which are beyond Kimber’s control and any one of which may have an adverse effect on its financial condition and operations.

The operations in which Kimber has a direct or indirect interest will be subject to all the hazards and risks normally incidental to resource companies.  Fires, power outages, labour disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the industry operating risks involved in the operation of mines and the conduct of exploration programs.  If any of these events were to occur, they could cause injury or loss of life, severe damage to or destruction of property. As a result, Kimber could be the subject of a regulatory investigation, potentially leading to penalties and suspension of operations.  In addition, Kimber may have to make expensive repairs and could be the subject to legal liability.  The occurrence of any of these operating risks and hazards may have an adverse effect on Kimber’s financial condition and operations.

Metal prices have fluctuated widely in the past and are expected to continue to do so in the future which may adversely affect the amount of revenues derived from production of mineral reserves.

The commercial feasibility of Kimber’s properties and its ability to arrange funding to conduct its planned exploration projects is dependent on, among other things, the price of gold and silver.  Depending on the price to be received for any minerals produced, Kimber may determine that it is impractical to commence or continue commercial production.  A reduction in the price of gold or silver may prevent Kimber’s properties from being economically mined or result in the write-off of assets whose value is impaired as a result of low precious metals prices.

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

•

inventory carrying costs.

The effect of these factors on the price of base and precious metals cannot be accurately predicted.  If the price of gold and silver decreases, the value of Kimber’s assets would be materially and adversely effected.

Kimber faces substantial competition within the mining industry from other mineral companies with much greater financial and technical resources and may not be able to effectively compete which would have an adverse effect on Kimber’s financial condition and operations.

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

As a result of the increase in the prices of the labour and materials, to some extent caused by an increase in commodity prices, including the prices of the metals being mined by the industry, the capital cost of mining projects has significantly increased in the past few years.  Increasing operating costs are a factor that must be built in to the economic model for any mining project.  Significant operating cost increases have been experienced by the industry in recent years, the effect of which has been to reduce profit margin for some mining projects.  Such increases in both operating and capital costs need to be factored into economic assessments of existing and proposed mining projects and may increase the financing requirements for such projects or render such projects uneconomic.

Company Risks

Kimber’s exploration efforts may be unsuccessful in locating viable mineral resources.

Resource exploration and, if warranted, development is a speculative business, characterized by a number of significant risks, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in quantity and quality to return a profit from production.

There is no certainty that the expenditures that have been made and may be made in the future by Kimber related to the exploration of its properties will result in discoveries of mineralized material in commercial quantities.

Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any particular level of recovery or ore reserves will in fact be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited.

If Kimber is unable to develop acceptable overall silver recovery levels, the Carmen deposit may not be a viable project and Kimber will have to continue to explore for a viable deposit or cease operations.

Currently, Kimber’s metallurgical recovery tests for silver vary significantly across the Carmen deposit, ranging from a low of 8.6% to a high of  97.3%.  Kimber’s overall silver metallurgical recoveries may not be adequate for the Carmen deposit to be commercially viable.

If Kimber resource estimates are not indicative of the actual gold and silver that can be mined, the mineable gold and silver that can be recovered from the Carmen deposit may be less than the resource estimate and the Carmen deposit may not be a viable project.

Assays results from core drilling or reverse circulation drilling can be subject to errors at the laboratory analyzing the drill samples. In addition, reverse circulation or core drilling may lead to samples which may not be representative of the gold and silver ore in the entire deposit.  Resource estimates are based on interpretation of available facts and extrapolation or interpolation of data and may not be representative of the actual deposit.  All of these factors may lead to a resource estimate which is overstated.

If Kimber’s resource estimates for the Carmen deposit are not indicative of actual recoverable gold and silver, Kimber will have to continue to explore for a viable deposit or cease operations.

Kimber has a limited history as an exploration company and does not have any experience in putting a mining project into production.

Kimber has only been actively engaged in exploration since 1999.  Kimber does not hold any mineral reserves and does not generate any revenues from production.  Kimber’s success will depend largely upon its ability to locate and develop commercially productive mineral reserves, which may never happen.  Further Kimber does not have any experience in taking a mining project to production.  As a result of these factors, it is difficult to evaluate Kimber’s prospects, and its future success is more uncertain than if it had a longer or more proven history.

Kimber expects to continue to incur losses and may never achieve profitability, which in turn may harm the future operating performance and may cause the market price of Kimber’s Common Shares to decline.

Kimber has incurred net losses every year since inception on March 31, 1995 and as of June 30, 2008 had an accumulated deficit of $13,477,772.  Kimber incurred a net loss of $2,937,925 for the year ended June 30, 2008 and $3,813,938 for the year ended June 30, 2007 (2006: $2,363,420 2005: $1,825,982; 2004: $1,513,811), all in accordance with Canadian GAAP.  If Kimber does not achieve profitability it will have to raise additional financing or shut down its operations.

Kimber’s title to its mineral properties and its validity may be disputed in the future by others claiming title to all or part of such properties.

Kimber owns the mining concessions, which constitute its property holdings.  Under the Mexican law, the concessions may be subject to prior unregistered agreements or transfers, which may affect the validity of Kimber’s ownership of such concessions.

A claim by a third party asserting prior unregistered agreements or transfer on any of Kimber’s mineral properties, especially where commercially productive mineral reserves have been located, could adversely result in Kimber losing commercially productive mineral reserves.  Even if a claim is unsuccessful, it may potentially affect Kimber’s current operations due to the high costs of defending against such claims and its impact on senior management's time.  If Kimber loses a commercially productive mineral reserve, such a loss could lower Kimber’s revenues or cause it to cease operations if this reserve represented all of Kimber’s operations at the time of the loss.

Kimber’s properties are located in Mexico, which can lead to difficulty with changes in political conditions and regulations, currency exchange and, in obtaining financing, finding and hiring qualified people or obtaining all necessary services for Kimber’s operations in Mexico.

Kimber’s principal project is located in Mexico.  Mexico has in the past been subject to political instability, changes and uncertainties, which, if they were to arise again, could cause changes to existing governmental regulations affecting mineral exploration and mining activities.  Kimber’s mineral exploration and mining activities in Mexico may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase the costs related to Kimber’s activities or maintaining its properties.

The cost of exploration and future capital and operating costs are affected by foreign exchange rates for the Canadian dollar, United States dollar and Mexican peso. Fluctuations in foreign exchange rates for the United States dollar and Mexican peso versus the Canadian dollar could lead to increased costs reported in Canadian dollars or foreign exchange losses in respect to United States dollar or Mexican peso working capital balances held by Kimber.

It may be difficult for Kimber to obtain necessary financing for its planned exploration or development activities because of their location in Mexico.  Also, it may be difficult to find and hire qualified people in the mining industry who are situated in Mexico or to obtain all of the necessary services or expertise in Mexico or to conduct operations on its projects at reasonable rates.  If qualified people and services or expertise cannot be obtained in Mexico, Kimber may need to seek and obtain those services from people located outside of Mexico which will require work permits and compliance with applicable laws and could result in delays and higher costs to Kimber to conduct its operations in Mexico.

Kimber originally contemplated an open pit mining operation on the Carmen deposit, however it is currently contemplating the possibility of a combined open pit and underground mining operation, the effect of which, if it were to proceed to production, would expose Kimber to increased costs, potential time delays and risks to underground workers.

The change in concept from an open pit to a combined open pit and underground mining operation would, if it proceeds on this basis expose Kimber to the inherent risks of underground mining including increased costs, time delays in developing underground operations and safety issues.  The development of any mine plan and feasibility study must take these factors into consideration and may negatively impact the viability of the project.  If the Carmen deposit is not a viable project as a combined open pit/underground mine Kimber would have to continue to explore for a  viable deposit or cease operations.

Kimber has not completed an environmental impact statement, nor has it received the necessary permits for water or explosives to conduct mining operations.

The department responsible for environmental protection in Mexico is SEMARNAT and has broad authority to shut down and/or levy fines against facilities that do not comply with environmental regulations or standards.

Regulations require that an environmental impact statement, known in Mexico as a Manifiesto de Impacto Ambiental or “MIA”, be prepared by a third-party contractor for submittal to SEMARNAT. An MIA is required prior to mine construction.  Studies required to support the MIA include a detailed analysis of the following areas:  soil, water, vegetation, wildlife, cultural resources and socio-economic impacts.  The regulatory process in Mexico does not have a public review component but proof of local community support for a project is required to gain final MIA approval.  A risk analysis must also be prepared in conjunction with the MIA for approval by SEMARNAT. To date this risk analysis has not been prepared

A number of other approvals, licenses and permits are required for various aspects of a mine development.  The most significant permits for the development of the Monterde Property, other than MIA approval, are water rights concessions, or permits to extract water, issued by the National Water Commission, and a permit for consumption, use and storage of explosives, or blasting permit, issued by the Mexican National Defence Secretariat.

Failure to obtain the necessary permits would adversely affect progress of Kimber’s operations and would delay the beginning of commercial operations.

The Monterde Property is located in the Sierra Madre mountains of Mexico which have been subject to episodes of unusually high rainfall in past years resulting in washouts and erosion of soil.  Continuing increased rainfall may result in increased costs and delays in operations.

Seasonal rains are a factor that must be considered when carrying on operations in areas such as the Sierra Madre where excessive rain fall may hamper operations.  Some other companies carrying on operations in areas of heavy seasonal rains have been severely impacted by the rainfall and on occasion have been required to cease operations.  If Kimber’s operations are severely impacted by the weather, then it may be required to carry out remedial work and/or cease operations until the seasonal rains come to an end.

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

Kimber does not have a full staff of technical people and relies upon outside consultants to provide critical services.

Kimber has a relatively small staff and depends upon its ability to hire consultants with the appropriate background and expertise as they are required to carry out specific tasks.  Kimber’s inability to hire the appropriate consultants at the appropriate time could adversely impact Kimber’s ability to advance its exploration activities.

Kimber will need to raise additional capital though the sale of its securities, resulting in dilution to the existing shareholders, and if such funding is not available, Kimber’s operations would be adversely effected.

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

Future sales of Kimber’s Common Shares into the public market by holders of Kimber options and Warrants may lower the market price, which may result in losses to Kimber’s shareholders.

As of September 25, 2008 Kimber had 62,086,620 Common Shares issued and outstanding.  In addition, as of September 25, 2008 2,817,000 Common Shares were issuable upon exercise of outstanding stock options, all of which may be exercised in the future resulting in dilution to Kimber’s shareholders.  Of these amounts, senior officers and directors of Kimber own, as a group, 5,897,656 Common Shares (9.5%) and stock options to acquire an additional 1,955,000 Common Shares. Kimber may issue stock options to purchase an additional 1,957,362 Common Shares remaining under its existing stock option plan.  Most of these Common Shares, including the Common Shares to be issued upon exercise of the outstanding options, are freely tradable.

In addition as of September 25, 2008 there were 4,000,000 outstanding warrants to purchase Common Shares of Kimber at an exercise price of $1.25 per share. Some of the Common Shares to be issued upon exercise of the outstanding warrants are freely tradable after July 11, 2008.  Also, as of September 25, 2008 there were 2,000,000 outstanding warrants to purchase Common Shares of Kimber at an exercise price of $1.80 per share. Some of the Common Shares to be issued upon exercise of the outstanding warrants will be freely tradable after January 24, 2009.

Sales of substantial amounts of Kimber’s Common Shares into the public market, by Kimber’s officers or directors or pursuant to the exercise of options or warrants, or even the perception by the market that such sales may occur, may lower the market price of its Common Shares.

Kimber has no history of paying dividends, does not expect to pay dividends in the immediate future and may never pay dividends.

Since incorporation, Kimber has not paid any cash or other dividends on its Common Shares and does not expect to pay such dividends in the foreseeable future, as all available funds will be invested primarily to finance its mineral exploration programs.

Kimber’s business involves risks for which Kimber may not be adequately insured, if it is insured at all.

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur.  It is not always possible to fully insure against such risks. Kimber does not currently have insurance against all such risks and may decide not to take out insurance against all such risks as a result of high premiums or other reasons.  Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of Kimber.

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

It may be difficult to bring and enforce suits against Kimber which is incorporated and situated in the Province of British Columbia, Canada and does not have assets located in the United States.  With the exception of three (3) directors who are residents of the U.S., the officers and directors of Kimber are residents of British Columbia and Ontario, having all or a substantial portion of their assets located outside of the U.S.  As a result, it may be difficult for U.S. shareholders of Kimber to effect service of process on these persons within the U.S. or to enforce judgements obtained in the U.S. based on the civil liability provisions of the U.S. federal securities laws against Kimber or its officers and most of its directors.  In addition, U.S. shareholders of Kimber should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against Kimber, its officers or directors predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the U.S., or (ii) would enforce, in original actions, liabilities against Kimber, its officers or directors predicated upon the U.S. federal securities laws or other laws of the U.S.

Kimber could be deemed a Passive Foreign Investment Company, which could have negative consequences for U.S. investors.

Potential investors who are U.S. taxpayers should be aware that Kimber may be a passive foreign investment company (“PFIC”) for the current fiscal year, and may also have been a PFIC in prior years and may also be a PFIC in subsequent years.  See “Taxation-United States Federal Income Tax Consequence-Passive Foreign Investment Company.”  If Kimber is a PFIC for any year during a U.S. taxpayer’s holding period, then such U.S. taxpayer generally will be required to treat any so-called “excess distribution” received on its Common Shares, or any gain realized upon a disposition of Common Shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a valid qualified electing fund (“QEF”) election or a mark-to-market election with respect to the Shares of Kimber.  In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer.  A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of Kimber’s net capital gain and ordinary earnings for any year in which Kimber is a PFIC, whether or not Kimber distributes any amounts to its shareholders. A QEF election will only be effective if Kimber provides certain information to the U.S. holders. There can be no assurances Kimber can, or will comply with these requirements.  A U.S. taxpayer who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer’s tax basis therein.

If Kimber is (or has been) a PFIC and at any time has a non-U.S. corporate subsidiary that is a PFIC, U.S. Holders generally would be deemed to own, and also would be subject to the PFIC rules with respect to, their indirect ownership interests in any such lower-tier PFIC.  A mark-to-market election under the PFIC rules with respect to Kimber would not apply to a lower-tier PFIC, and a U.S. Holder would not be able to make such an election with respect to its indirect ownership interest in any lower-tier PFIC.

ITEM 4. INFORMATION ON KIMBER

A. History and Development of Kimber

Kimber Resources Inc., a Canadian junior exploration company, was incorporated on March 31, 1995 by registration of its Memorandum and Articles under the Company Act (British Columbia) (which was replaced by the Business Corporations Act (British Columbia) that came into force on March 29, 2004), as amended effective on April 23, 1998, May 19, 1999, May 21, 2002, June 3, 2004 and December 21, 2007.

At the Extraordinary General Meeting of Kimber's shareholders held on April 30, 2002, a subdivision of Kimber's Common Shares on a 1.6 “new” Shares for one “old” Share basis (the “Subdivision”) was approved and the authorized capital of Kimber was increased to 80,000,000 Common Shares effective May 21, 2002.  Subsequently at the Annual and Special General Meeting of Shareholders on December 12, 2007 and effective upon the filing of the amendment to the Notice of Articles on December 21, 2007 the 80,000,000 Common Share maximum that Kimber is authorized to issue was removed and Kimber may now issue an unlimited number of Common Shares.

At an Extraordinary General Meeting of Kimber’s shareholders held on May 28, 2004, the shareholders approved the adoption of new Articles under the new Business Corporations Act (British Columbia) and the increase in the number of Kimber directors to six (6) from five (5) as well as electing Mr. James J. Puplava to Kimber’s Board of Directors. The adoption of the new Articles became effective on June 3, 2004 upon filing a notice of alteration to the Notice of Articles with the Registrar of Companies on that date.  The Articles were subsequently amended, the current Articles having been adopted at the Annual and Special General Meeting of Shareholders on December 12, 2007.

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

The fiscal and head office of Minera Monterde, S. de R.L. de C.V. (“Minera Monterde”), Kimber Resources de Mexico, S.A. de C.V. (“Kimber Resources de Mexico”) and Minera Pericones, S.A. de C.V. (“Minera Pericones”), wholly owned subsidiaries of Kimber, are located at Camino al Campestre # 4302, Col. Quintas Campestre, CP 31214, Chihuahua, Chihuahua State, Mexico. Telephone: 52 6144 105 403.

Kimber Resources de Mexico and Minera Pericones, also have a corporate office at Avenida Lola Beltrán, No. 211, Interior Uno, Fracc. Tellerías, Mazatlán, Sinaloa, México, C.P. 82010

Kimber’s principal capital expenditures since inception relate to its mineral properties in Mexico.  At June 30, 2008, Kimber had a balance of $37,335,596 in unproven mineral right interests costs relating to expenditures on its mineral properties.  During the fiscal year ended June 30, 2008, Kimber incurred $5,158,631 in mineral property acquisition and exploration expenditures on the Monterde Property (the “Property”) ($43,454 for acquisition; $4,979,924 on exploration), the Setago Property ($6,628 for acquisition; $16,037 on exploration) and the Pericones Property ($12,908 for acquisition; $99,680 on exploration).

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

As of June 30, 2008, Kimber had incurred $37,059,178 on the acquisition, exploration of the Monterde Property, of which Atna funded $444,628.  During the last five financial years ended June 30, 2008 Kimber has carried out a program of reverse circulation drilling, diamond core drilling, trenching and sampling on the Monterde Property.  In addition, as of June 30, 2008 Kimber had incurred $83,661 on the acquisition, exploration of the Setago Property and $192,757 on the acquisition, exploration of the Pericones Property.

Except exploration programs may be impacted to varying degrees by weather Kimber’s business is not subject to seasonality in any material respect.  See ITEM 4. INFORMATION ON KIMBER – B. Business Overview –The Monterde Property - Accessibility, Climate, Local Resources, Infrastructure and Physiography.  Kimber’s ability to carry on exploration activities is subject to obtaining various permits from various Mexican government departments and/ or agencies.   See ITEM 4. INFORMATION ON KIMBER – B. Business Overview –The Monterde Property – Permits.

MANAGEMENT

On October 31, 2007 Robert V. Longe retired as President and Chief Executive Officer of Kimber and effective November 1, 2007 Gordon Cummings, Kimber’s then Chief Financial Officer, became President and Chief Executive Officer.  On November 12, 2007, Mr. Lyn B. Davies was appointed Chief Financial Officer of Kimber and on November 18, 2007 Petrus H. (Marius) Maré was appointed Vice President, Exploration.  Subsequently J. Byron Richards resigned as Vice President, Engineering of Kimber on January 31, 2008 and Michael E. Hoole resigned as Vice President and Secretary on February 28, 2008.  Messrs. Richards and Hoole continue to provide on-going consulting services to Kimber.

COMPANY FINANCINGS

Initial Public Offering

On July 12, 2002, Kimber closed its Initial Public Offering with Canaccord Capital Corporation as agents. Kimber issued a total of 7,000,000 units at $0.45 per unit for gross proceeds of $3,150,000. Each unit consisted of one share and one transferable share-purchase warrant exercisable at $0.45 until July 12, 2003 and thereafter at $0.55 until they expired on January 12, 2004. Canaccord received 10% of the gross proceeds totalling $315,000 and 1,400,000 non-transferable warrants exercisable at $0.45 until July 12, 2003 and $0.55 until January 12, 2004.  Kimber also issued Canaccord 250,000 Common Shares and paid a sponsorship fee of $30,000.

Kimber issued the securities pursuant to its prospectus dated June 5, 2002 (effective date: June 6, 2002), and a sponsorship and agency agreement with Canaccord dated for reference April 29, 2002.  The prospectus was qualified only in the Provinces of British Columbia and Alberta.  The sponsorship and agency agreement authorized Canaccord to offer and sell the securities in the “Selling Provinces”, defined as “the provinces of British Columbia and Alberta and such other Canadian provinces as may be agreed to” between Kimber and Canaccord.  No securities were issued to any U.S. Person (as defined in Rule 902 of Regulation S promulgated under the United States Securities Act of 1933, as amended) to Kimber’s knowledge.

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

Private Placement No.3 (non-brokered)

On December 16, 2003, Kimber closed a non-brokered private placement of 1,000,000 units to Puplava Securities Inc. and  related and other parties at a price of $0.70 per unit. Each unit consisted of one Common Share and one-half of one non-transferable share purchase warrant.  One whole warrant entitles the holder to purchase one additional Common Share of Kimber for 12 months at a price of $0.80. The securities were issued to U.S. Persons who were “accredited investors” for the purposes of the exemption from the registration requirements of the United States Securities Act of 1933, as amended, provided by section 4(6) of Regulation D of that Act.

Private Placement No.4 (brokered)

On December 16, 2003, Kimber also closed a brokered private placement of 1,000,000 units with Canaccord at a price of $0.70 per unit.  Each unit consisted of one Common Share and one-half of one non-transferable share purchase warrant.  One whole warrant entitled the holder to purchase one additional Common Share of Kimber for 12 months from the date of closing at a price of $0.80. Canaccord received an 8% commission (paid one-half in cash and one-half in units) and non-transferable share purchase warrants for the purchase of 200,000 Common Shares.  Each warrant was exercisable into one Common Share at $0.80 for a period of 12 months from the date of issue of the warrant.  In addition, Kimber paid Canaccord a $5,000 administration fee. The agency agreement between Kimber and Canaccord dated for reference November 20, 2003 expressly excluded U.S. Persons from participating in the private placement.

Private Placement No.5 (brokered)

On September 9, 2004 Kimber closed a brokered private placement for 1,270,000 units at a price of $1.50 per unit. Each unit consisted of one Common Share and half of one non-transferable share purchase warrant. One whole warrant entitled the holder to purchase an additional Common Share at a price of $1.80 until March 8, 2006. The agent received an 8% commission paid in cash and the agent and other members of the sales group received a non-transferable agent’s option to purchase a total of 127,000 units at $1.80 per unit, consisting of one Common Share and one-half of one non-transferable share purchase warrant. One whole warrant entitled the holder to purchase an additional Common Share at $1.80 until March 8, 2006. Kimber also paid the agent a corporate finance fee of 40,000 units having the same terms as the units described above. Some of the units were sold to U.S. Persons in reliance on the U.S. “accredited investor” exemption.

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

Private Placement No.7 (non-brokered)

On August 26, 2005, Kimber closed a non-brokered private placement of 3,333,332 units to raise gross proceeds of $4,999,998.  All of the units were issued at a price of $1.50 per unit and each unit consisted of one Common Share and one-half of a non-transferable warrant, with one whole warrant entitling the holder to purchase one additional Common Share at $1.80 until February 26, 2007.  A finder's fee of $40,000 was paid to an investment brokerage firm in respect of 1,333,332 units. Some of the units were sold to U.S. Persons in reliance on the U.S. “accredited investor” exemption.

Private Placement No.8 (non-brokered)

On March 1, 2006 Kimber closed brokered and non-brokered private placements of a total of 7,047,500 Common Shares at a price of $2.00 for gross proceeds of $14,095,000. Puplava Securities Inc. ("PSI") of San Diego, California acted as agent for the brokered private placement and Dr. Leanne Baker, Managing Director of Investor Resources LLC and a broker with PSI, acted as a consultant in the United States. Dr. Baker subsequently became a Director of Kimber on October 30, 2006.  Kimber paid cash commissions of 5.5% on the brokered placements to PSI. Mr. James Puplava, a Director and major shareholder of Kimber, and a principal of PSI, did not acquire Shares through the placement (see Note 10). The non-brokered private placement was to institutional and accredited investors in Canada and offshore. Blackmont Capital Inc., Canaccord Capital Corp., and PSI received finder's fees of 5.5% of the proceeds raised on certain placements. The total commissions and finder's fees paid on both the brokered and non-brokered placements was $428,725 and of that amount cash commissions and finder’s fees of $234,850 were paid by Kimber to PSI.  No warrants were issued to investors or agents in connection with the offering.

Private Placement No.9 (non-brokered)

On March 11, 2008, Kimber closed a non-brokered private placement of 8,000,000 units to raise gross proceeds of $6,000,000.  All of the units were issued at a price of $0.75 per unit and each unit consisted of one Common Share and one-half of a non-transferable Warrant, with one whole Warrant entitling the holder to purchase one additional Common Share at $1.25 until March 11, 2010.  Some of the units were sold to U.S. Persons in reliance on the U.S. “accredited investor” exemption. A finder's fee totaling $35,735 was paid to an independent third party in connection with the placement to certain US persons.

Private Placement No.10 (non-brokered)

On September 24, 2008, Kimber closed a non-brokered private placement of 4,000,000 units to raise gross proceeds of $5,000,000.  All of the units were issued at a price of $1.25 per unit and each unit consisted of one Common Share and one-half of a non-transferable Warrant, with one whole Warrant entitling the holder to purchase one additional Common Share at $1.80 until September 24, 2010.  Some of the units were sold to U.S. Persons in reliance on the U.S. “accredited investor” exemption. A finder's fee totaling $332,500 is payable to an independent third party in connection with the placement.

C. Organizational Structure

Kimber Resources Inc. beneficially owns all of the corporate participation units in the capital stock of Minera Monterde, S. de R.L. de C.V.  Currently, Kimber Resources Inc. holds 2,997 corporate participation units of Minera Monterde and Gordon Cummings, Kimber’s President and CEO, holds three (3) corporate participation units on Kimber’s behalf.  The nominal value of the corporate participation units of Minera Monterde is one Mexican nuevo peso each.

Minera Monterde is a Mexican mining enterprise that was formed under the laws of Mexico on January 21, 2000 as a limited liability partnership with variable capital stock.  The fiscal and head office of Minera Monterde is located at Camino al Campestre # 4302, Col. Quintas Campestre, CP 31214, Chihuahua, Chihuahua State, Mexico.

Kimber Resources de Mexico is a Mexican subsidiary that was formed under the laws of Mexico on March 16, 2005 as a limited liability mercantile corporation for the purposes of hiring employees, contractors and equipment and supplying them to Minera Monterde and Minera Pericones.  The fiscal and head office of Kimber Resources de Mexico is located at Camino al Campestre # 4302, Col. Quintas Campestre, CP 31214, Chihuahua, Chihuahua State, Mexico. Its corporate office is located at Avenida Lola Beltrán, No. 211, Interior Uno, Fracc. Tellerías, Mazatlán, Sinaloa, México, C.P. 82010.

Minera Pericones is also a Mexican subsidiary that was formed under the laws of Mexico on December 16, 2005 as a limited liability mercantile corporation for the purposes of owning the Pericones Property.  The fiscal and head office of Minera Pericones is located at Camino al Campestre # 4302, Col. Quintas Campestre, CP 31214, Chihuahua, Chihuahua State, Mexico.  Its corporate office is located at Avenida Lola Beltrán, No. 211, Interior Uno, Fracc. Tellerías, Mazatlán, Sinaloa, México, C.P. 82010.

D. Property, Plants and Equipment

Cautionary Note to U.S. Investors concerning “Resources”

This section uses the terms “Measured Mineral Resources”, “Indicated Mineral Resources.” and “Inferred Mineral Resources”.  Kimber advises U.S. investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize such terms.  The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in the “measured,” “indicated,” and “inferred mineral resource” categories will ever be converted into reserves.

Kimber is an “exploration stage company”, as Kimber’s properties are currently in the exploratory stage. In order to determine if a commercially viable mineral deposit exists in any of Kimber’s properties further geological work will need to be done and a final evaluation based upon the results obtained to conclude economic and legal feasibility.

The Monterde Property

The Monterde Property consists of the Monterde Concessions, the El Coronel Concessions and the Staked Concessions and is made up of a total of 34 mineral concessions described in the following Table 1.  See Figure 1 for reference to the Monterde Property location in Mexico and Figure 2 and Figure 3 for the location of individual concessions.

Kimber’s primary objective is the development of the Carmen deposit and the exploration of the rest of the Monterde Property located in the Monterde Mining District in the western part of the state of Chihuahua, Mexico.  The Carmen deposit is located in the Group 1 concession group seen below in Table 1 and Figure 2.

Kimber’s principal targets on the Monterde Property are commercially viable mineral deposits extractable by open-pit and/or underground mining methods, where gold and silver are amenable to extraction by heap leaching and/or conventional milling.

Table 1

Concession	Title	Area in	Expiry Date
Name	Number	Hectares	(mo/day/year)

Group 1 Concessions
Monte Verde	209794	26.0000	08/08/2049
Los Hilos	209793	6.0000	08/08/2049
Concession	Title	Area in	Expiry Date
Name	Number	Hectares	(mo/day/year)

El Carmen	210811	11.0000	11/29/2049
El Carmen II	209795	22.0000	08/08/2049

Group 2 Concessions
Anexas de Guazapares	212541	20.0000	10/30/2050

Anexas de Guazapares	212552	18.8947	10/30/2050
Anexas de Guazapares	212542	9.7535	10/30/2050

Group 3 Concessions
Anexas de Guazapares	112692	90.0000	04/08/2011

Group 4 Concessions
Ampliacion Guadalupe	226011	59.0799	11/14/2055

El Coronel Concessions

La Bonanza	192039	98.2751	12/18/2041
Montaña de Oro	205334	183.0045	08/07/2047
La Verde	217341	195.0000	07/01/2052
La Flor de Oro	217342	148.1485	07/01/2052
San Cristobal	217344	196.1159	07/01/2052
El Carmen*	217345	10.8835	07/01/2052
Merlin	217346	3.9176	07/01/2052
La Morena	217348	53.5533	07/01/2052
La Malinche	217347	248.1107	07/01/2052
Bola de Oro	216991	100.6203	06/04/2052
Venadito II	217349	167.8195	07/01/2052

Staked Concessions

Stratus	219869	45.1100	04/24/2053
Dakota	219107	74.2600	02/06/2053
Rubia	223447	780.4720	01/10/2055
Rubia Fraccion 1	223448	23.4900	01/10/2055
Concession	Title	Area in	Expiry Date
Name	Number	Hectares	(mo/day/year)

Rubia Fraccion 2	223449	0.4950	01/10/2055
Los Abuelos Frac. Oeste	218532	0.9416	11/21/2052
Los Abuelos Frac. Este	218533	0.1974	11/21/2052
Rubia 2	226555	11,360.3100	01/26/2056
Rubia 2 Fraccion 2	226556	1.0214	01/26/2056
Rubia 3	226371	15,258.0241	01/12/2056
Rubia 4	226372	1.7752	01/12/2056
Rubia 5 Fraccion 1	226538	12.8394	01/25/2056
Rubia 5 Fraccion 2	226539	4.0546	01/25/2056
Rubia 5 Fraccion 3	226540	35.2419	01/25/2056
	Total Area:	29,266.4096	hectares

In late 1999, Kimber pursued the acquisition of options on the Monterde Concessions with the assistance of Thorne International Ltd. (“Thorne”), a Virginia, U.S.A. corporation, and Minera Ayutla, S.A. de C.V. (“Ayutla”), a Mexican corporation.  By agreement dated February 18, 2000, (the “Carried Interest Agreement”) entered into between Kimber, Thorne and Ayutla, the parties agreed that Thorne and Ayutla would give up any rights that they may have had in some of the Monterde Concessions and to assist Kimber and Minera Monterde in securing options on some of the Monterde Concessions in consideration for a 10% carried interest in some of the Monterde Concessions, convertible, following the occurrence of a triggering event (as defined in the Carried Interest Agreement), into 10% of the outstanding Common Shares of Kimber.  The triggering event occurred on November 17, 2000, and pursuant to the Carried Interest Agreement the conversion of that carried interest was completed on June 7, 2001 when 60,502 Common Shares were issued to Thorne and 242,012 Common Shares were issued to Ayutla,.  The Carried Interest Agreement also provides that upon the occurrence of the triggering event, Thorne and Ayutla could have exercised a right to acquire an additional combined 15% of the then outstanding Common Shares by exercising their rights as provided in the Carried Interest Agreement.  Neither Thorne nor Ayutla exercised its right to acquire the additional interest in accordance with the terms of the Carried Interest Agreement.  Thorne and Ayutla have the right to acquire certain of the Monterde Concessions that Kimber may decide to abandon in the future.

By option agreement dated February 14, 2000, as amended from time to time, between Minera Monterde, Miguel Orozco Franco and his spouse Griselda Palma Heredia, Minera Monterde was granted an option to acquire a 100% interest in the Group 1 Concessions.  Subsequently, Minera Monterde determined that unregistered interests in the Group 1 Concessions had been transferred to Jose Gildardo Estrada Ramirez and Barney Green Lee Portillo and by agreement (the “Acknowledgment Agreement”) dated February 13, 2001 entered into between Minera Monterde, Miguel Orozco Franco and his spouse Griselda Palma Heredia, Jose Gildardo Estrada Ramirez, his spouse Lilia Olivia Moreno Urista, Barney Green Lee Portillo and his spouse Susana Alicia Trejo Rubio, Minera Monterde received the acknowledgment of the option agreement on the Group 1 Concessions and an option on all of their interests in the Group I Concessions.  By agreement dated June 20, 2003 Minera Monterde acquired registered title to the Group 1 Concessions, subject to making semi-annual payments.  Kimber made the final payment for this group of concessions on August 14, 2005. The total amount paid for the acquisition of the Group 1 Concessions was US$721,000.

By option agreement dated February 16, 2000, as amended from time to time, between Minera Monterde and Carlos Munoz Caballero, represented by Vicente Arturo Caballero Olivas, Minera Monterde was granted an option to acquire a 100% interest in the Group 2 Concessions.  By agreement dated June 20, 2003, Minera Monterde acquired registered title to the Group 2 Concessions, subject to making semi-annual payments. Kimber made the final payment for this group of concessions on August 14, 2005. The total amount paid for the acquisition of the Group 2 Concessions was US$190,700.

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

By option agreement dated August 14, 2001 entered into between Minera Monterde and Cia Minera el Coronel, S.A. de C.V., Minera Monterde acquired the exploration rights and option to purchase a 100% interest in the El Coronel Concessions. By agreement dated September 8, 2003 Minera Monterde acquired title to the El Coronel Concessions, subject to making semi-annual payments. Kimber made the final payment on July 31, 2006. The total amount paid for the acquisition of the El Coronel Concessions was US$1,000,000.

Monterde Property Payments

All taxes on the concessions making up the Monterde Property have been paid and are current. Property payments on the Monterde Concessions and the El Coronel Concessions were made as required in 2000 to August 2008. As of July 31, 2006 all of the payments due in respect of the purchase of the Monterde Property had been paid an no future purchase payments are payable .

Monterde Property Description and Location

The Monterde Property, located in the Sierra Madre mountains of southwestern Chihuahua State, is approximately 75 kilometres northwest of Goldcorp Inc.’s El Sauzal Mining Project and approximately 75 kilometres southeast of the Ocampo Mining District.  It is located at approximate geographic coordinate’s 27°35.5' North latitude, 108° 05' West longitude, in Guazapares Municipality, approximately 260 road kilometres southwest of Chihuahua, Mexico.

Refer to Figure 1 and Figure 5 for the location and directions to the Monterde Property in Mexico and Figure 2 and Figure 3 for the location of individual concessions.

Figure 1

Monterde Project Location Map

September 2008

Figure 1

Monterde Project
Location Map
June 2006

Phoenix
United States
Tucson
El Paso
Mexico
Sonora
Chihuahua
Gulf of California
Hermosillo
Chihuahua
16
MONTERDE
SETAGO
Santa Rosalía
Loreto
Durango
La Paz
Durango
Cabo Falso
Mazatlán

Figure 2

Land Status – Core Concessions

September 2008

3,059,000 N
Ejido Occobiachi
791,000 E
784,000 E
Carmen Resource Area M
3,052,000 N
Ejido Monterde

KEY:

STAKED MINERAL CONSESSIONS
- 7 - DAKOTA
- 8 - STRATUS
- 9 - RUBIA
- 10 - RUBIA FRACTION-1
- 11 - RUBIA FRACTION-2
- 12a - LOS ABUELOS FRAC OESTE
- 12b - LOS ABUELOS FRAC ESTE
- 13a -c - RUBIA 2,3&4
- 13d - RUBIA 2 FRACCION 2
- 13e-g RUBIA 5 FRACCION 1,2&3

EL CORONEL MINERAL CONSESSION
- 14 - LA MALINCHE
- 15 - LA FLOR DE ORO
- 16 - MONTANA DE ORO
- 17 - LA BONANZA
- 18 - VENADITO II
- 19 - BOLA DE ORO
- 20 - SAN CRISTOBAL
- 21 - MERLIN
- 22 - EL CARMEN
- 23 - LA VERDE
- 24 - LA MORENA

MONTERDE MINERAL CONSESSION
- 1 - LOS HILOS
- 2 - MONTE VERDE
- 3 - EL CARMEN
- 4 - EL CARMEN II
- 5a-d - A. DE GUAZAPARES
- 6 - AMPLIACION GUADALUPE

Modified from Hitchborn and Richards, 2003

Kimber Resources Inc.

MONTERDE PROJECT

LAND STATUS - CORE CONCESSIONS

Figure 2

May 2006

Figure 3

Monterde Project Claim Holdings

as of  September 2008

LEGEND
Upper Cretaceous to Lower Tertiary
Pre-Mineralization Pyroclastics, Flows and Dikes
OBS Obsidian dikes (Obs), fresh, no hydrothermal alteration.
WLT Eutaxitic textured welded tuff, minor andesitic lithic fragments.
FTU FTUa Non-welded fragmental tuffs(FTU) and associated flow-banded dikes(FTUa) that in outcrop grade into each other.
Tbx Coarse grained tuff breccia, andesitic fragments range in size from 2.5cm to 2m.
TxTL Fine-grained crystal lithic tuff, white to light grey, slightly to moderately welded.
Pfq Ppb Pq Pre-mineralization porphyry intrusives, comagmatic with the tuffaceous rocks. Feldspar quartz porphyry intrusive, (Pfq) plagioclase, quartz, sparse sanidine, and minor biotite phenocrysts in an aphanitic groundmass, and plagioclase biotite porphyry, (Ppb), predominately plagioclase and biotite with sparse quartz phenocrysts.Outcrop occurrence is as small plugs and dikes.
LVSa Lower Volcanic Sequence (LVS), porphyritic andesite, with plagioclace phenocrysts, propylitic alteration
Alteration
Phyllic, argillic, quartz vein stockwork.
Area of anomalous Au & Ag
Hematite, silica breccia
Structure
Shear/Fault
Roads, unimproved
Contours, metres asl
Cross-section
Adit and old workings
Drill Hole (Reverse Circulation or Core)
Carmen Deposit
Mineral Resource Esitimate "M" Block Model
Measured and Indicated:
33.2 MT @ 0.75 g/T Au, 39 g/T Ag, 1.27g/t AuEq
Inferred:
3.5 MT @ 0.64 g/T Au, 17 g/T Ag, 0.87g/t AuEq
Inactive gambusino working, 50m deep, with skip, reported 3g/t Au.
Prospect
Outcrop Hematite, silica, breccia
Drift in Qtz - Argillized Lithic Tuff
Initial exploration returned anomalous Au
LEVEL"0"
Pandera
Carotare
El Orito Norte
El Orito
Dome Fault
Los Hilos
Carmen
Cocos
Cob
Dome 2
Dome3
Las Minitas
De Nada
CERRO LA NINA
1000
3056000
3055000
786000
787000
788000
0 200 400
metres
NAD 27
Modified from Hitchborn and Richards, 2001
Kimber Resources Inc.
MONTERDE PROJECT
MONTERDE DISTRICT - GEOLOGY AND MINERALIZATION
FIGURE 4
May 2008

Figure 5

Access to the Monterde Property

September 2008

Sign to make a left turn
Monterde
Project Site
795,000E
3,052,000N
Nacarare
Agua
Zarca
Temoris Junction
San Rafael
Creel
Legend
Monterde - San Rafael road
Railroad
Scale
0
2.5
5 Km

Non-Reserves

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources.  This Section uses the term “Inferred resources”.  We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility.  It cannot be assumed that all or any part of an Inferred Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically mineable.

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

Carmen Mineral Resource “Estimate M”

On April 20, 2006, Kimber announced a polygonal estimate based on 344 reverse circulation (RC) holes drilled on the Carmen deposit for which results were available to February 15, 2006. The estimate was prepared by Kimber’s geological and engineering staff. See news release entitled “KIMBER UPDATES RESOURCE AT CARMEN: INCREASES GOLD MEASURED & INDICATED BY 27%” filed on SEDAR and on EDGAR on Form 6-K on April 20, 2006.  See also the report entitled “TECHNICAL EVALUATION REPORT Mineral Resource Estimate M Carmen Deposit” filed on SEDAR on June 2, 2006 and on EDGAR on Form 6-K on June 5, 2006

The same assay database was used to make a block model estimate (Carmen Deposit Resource Estimate “M”, see table below). The block model estimate was prepared by G. Giroux, P.Eng. of Micon International, a Qualified Person and is dated July 17th, 2006.  See news release entitled “KIMBER ANNOUNCES BLOCK MODEL ESTIMATE” filed on SEDAR and on EDGAR on Form 6-K on June 28, 2006  and see the report entitled “MINERAL RESOURCE ESTIMATION ON  THE CARMEN DEPOSIT, MONTERDE PROJECT GUAZAPARES MUNICIPALITY CHIHUAHUA STATE, MEXICO” filed on SEDAR on July 20, 2006 and on EDGAR on Form 6-K on July 21, 2006.  This report has since been amended to include the restatement of some tonnages of resource that were included in the original report but were not included in the summary table.  The amended report is dated May 29th, 2007.  See the report using the same title filed on SEDAR and on EDGAR on Form 6-K on August 10, 2007.  The table below reflects the values in the amended report.

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

The grade distribution of both gold and silver separately were modeled by interpretation of assay data on bench plans within the previously determined mapable limits of 0.1 g/t and 35 g/t for gold and silver, respectively.  The grade values at the block centers were estimated by ordinary Kriging.  Kriged estimates typically contain more tonnes at lower grade than polygonal estimates due to the smoothing effect of averaging block grades from several adjacent drill holes and represents a more accurate picture of the true grade distribution.  The Measured and Indicated categories in the block model indicate similar metal content to the polygonal estimate.  Inferred resources are reduced because of the requirement of block modeling to have multiple drill data points in the calculation of any block, while the polygonal method uses the information from the nearest drill data only.  In any case Inferred resources cannot be raised to reserve status.

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

*conversion factor of 75 ounces of silver to one ounce of gold

A preliminary examination of the Carmen resource data for possible underground mining, implying the exploitation of narrower but higher grade structures than those mineable by surface methods was made by Mr. A.A. Burgoyne, P.Eng. of Burgoyne Geological Inc., an independent qualified person and Mr. J.B. Richards, P.Eng. the then Vice President , Engineering of Kimber, designated Qualified Person for the project responsible for quality control and verification of the data disclosed.  See news release entitled “KIMBER PROVIDES UPDATE ON RECENT ACTIVITIES, ADDS TO CARMEN RESOURCES” filed on SEDAR on July 26, 2007 and on EDGAR on Form 6-K on July 27, 2007 and see their report dated July 17th, 2007 entitled “Technical Report Estimate of Underground-mineable Resources On the Carmen Deposit at MONTERDE GUAZAPARES, MUNICIPALITY, CHIHUAHUA STATE MEXICO” filed on SEDAR and on EDGAR on Form 6-K on August 20, 2007   The polygonal method was used for the resource estimate. Because of the preliminary nature of the work and the uncertainty of the exact locations of the high-grade bands, all the resource reported is classified as Inferred.  The total resource estimated to be mineable by underground methods is tabled below.  Economic analysis of mining operations balancing open pit and underground mining will optimize the project value.

Carmen Deposit Underground Resource Estimate, Structures >=1.2m true thickness, >=3gt AuEq
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

*conversion factor of 70ounces of silver to one ounce of gold

Bulk Density

The bulk density value used in current resource estimates, 2.30 tonnes per cubic metre, is based on 197 drill core samples.

Veta Minitas Resource Estimate

Veta Minitas is a 500 metre structure lying 250 metres to the west of the Carmen deposit. Resources outlined by 23 holes drilled on the first 150 metre portion of the structure are listed below. This resource estimate was reviewed and approved by Mr. J.B. Richards, P.Eng. in his capacity as Qualified Person. Mr. Richards did not consider them to be economically important at that time.

The resource estimate on the partially-drilled Veta Minitas structure was originally reported in November, 2004. Mr. J.B. Richards, P.Eng., the then Vice President Engineering, and designated Qualified Person for the project was responsible for quality control and verification of the data disclosed.  See news release dated November 30, 2004 entitled “KIMBER REPORTS ADDITIONAL DRILL RESULTS AND ADDS TO RESOURCES ON MONTERDE PROPERTY” filed on SEDAR on November 20, 2004.

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

Carotare Resource Estimate

On November 8, 2005, Kimber delivered a resource estimate on the Carotare deposit based on the 28 holes drilled. This was the first mineral resource estimate since the Carotare was discovered in April 2005. The estimate was prepared under the supervision of external independent qualified person, Mr. A.A. Burgoyne, P. Eng. of Burgoyne Geological Inc. See news release dated November 8, 2005 entitled “Initial Resource Estimate on Kimber's New Carotare Deposit” and filed on SEDAR on November 8, 2005 and on EDGAR on Form 6-K on November 9, 2005 and the technical report prepared by Mr. Burgoyne dated November 22, 2005 entitled “TECHNICAL EVALUATION REPORT MINERAL RESOURCE ESTIMATE A - CAROTARE DEPOSIT” and filed on SEDAR on November 22, 2005 and on EDGAR on Form 6-K on November 25, 2005.

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

Total Resources

Combined resources of gold and silver on the Carmen, Veta Minitas, and Carotare deposits are shown in the table below.

Total Resources on The Monterde Property
	Tonnes	Gold (oz)	Silver (oz)	Gold eq.* (oz)
Measured	25,651,000	641,300	36,732,900	1,131,100
Indicated	11,146,000	251,000	9,996,800	384,500
Measured & Indicated	36,797,000	892,300	46,729,700	1,515,600
Inferred	8,413,000	324,900	7,290,000	422,300

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

Kimber is currently operating with Cambio de Uso (change in use of land) permits, granted by SEMARNAT which allow Kimber to undertake exploration activities in specified locations. Cambio de Uso permits are valid for three years and are renewable.

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

A limited permit allowing small-scale blasting has been granted to a contractor for road construction for the purposes of exploration on the Monterde Property.  As of the date of this Annual Report, Kimber has not applied for an explosives permit required for full-scale blasting operations from the Mexican National Defence Secretariat. Once Kimber’s operations require the permit, a powder magazine will be constructed based on projected need or usage and the permit would be applied for.

As of the date of this Form 20-F Annual Report, Kimber has not obtained a water rights concession from the National Water Commission, the regulatory body of the Government of Mexico that issues permits for water extraction.  Under Mexican aquifer laws selected land areas do not require water rights permits for mining purposes. As Kimber’s Monterde Property is located in a designated non-controlled aquifer, water that derives from its mining concessions is open for usage by Kimber.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the Monterde Property is by approximately 230 km of paved highway via state Route 16 from the city of Chihuahua, the regional centre and nearest airport, to La Junta, south from La Junta to San Pedro, then from San Pedro to Creel. The paved Divisadero Highway connects Creel to San Rafael. A logging road leads to the Temoris Junction, a distance of 11 kilometres. Straight through the junction, a further 20 kilometres of logging road leads to a sign to make a left turn and a further 6 kilometres along this road leads to the site. Refer to Figure 5 for road access directions to the Monterde Property from San Rafael.

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

There is excellent access by unpaved roads within the Monterde Property, particularly in the area of defined mineral resource and its projected extension.

Creel, with a population of approximately 3,200, is the closest town having a full service infrastructure base.  Creel is approximately a two and one half-hour drive east-northeast from the Monterde Property via San Rafael.

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

Modern exploration on any part of the Monterde Property began in 1994 when it was optioned by Pandora Industries Inc. (“Pandora”) of Vancouver, British Columbia.  Pandora then formed a joint venture with Mill City Gold Mining Corp. of Vancouver, British Columbia and commenced surface exploration.  The program results were encouraging and prompted the project geologist, Harold Jones, P.Eng., to recommend a drill program targeted at the historic underground mine.  However, the joint venture was dissolved prior to drilling.

Golden Treasure Explorations Inc. optioned the Monterde Concessions in June 1998, and initiated an exploration program consisting of mapping and rock chip sampling.  The results were positive and drilling was recommended.  The first ever drilling of the Monterde Concessions commenced in early December 1998.  Approximately 760 metres in eight drill holes (MTR-01 through MTR-08) were completed shortly after.  Assay results were favourable, but in late summer 1999, Golden Treasure failed to make the required option payments under the option agreements with the vendors and relinquished control of the Monterde Concessions.

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

The mineralization is hosted by Neogene volcanic sequences belonging to the Upper Volcanic Supergroup of the large Sierra Madre Occidental volcanic province, considered one of the largest silicic provinces on earth. The host lithologies range from slightly welded intermediate tuffaceous rocks to welded intermediate tuffaceous rocks.  Comagmatic intrusive rocks are present and are variably altered.

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

The Carmen deposit is oxidized to at least three hundred metres vertical depth.  Figure 4 presents the generalized geologic map of the Monterde District. Figure 6 is a geological cross section through the Carmen deposit and adjacent area.

Lithology

The volcanic complex that hosts the Monterde District is composite in nature. The geology of the Carmen deposit is largely defined by the emplacement and cooling of two lava dome structures which constitute most of Telegraph Hill and Las Minitas Hill. The various lithological units exposed within the deposits suggest that the dome structures developed in at least two different episodes of magmatism, one early in the evolution of the domes and a later episode possibly related to magma recharge. The evolution of the complex follows a common extrusive rock pattern of lower intermediate rocks, followed by intermediate rocks with a slightly more felsic component, capped by a series of siliceous rocks.

Figure 7 presents the volcanic-intrusive stratigraphy of the Monterde District.  Discussion of the compositional classification of the following lithologies is based on hand sample description and petrographic studies.

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

The lowest unit is white to light grey, slightly to moderately welded, fine-grained lithic tuff (TxTL).  The lithic tuff contains fragments of the parent tuff lithology and fragments of the underlying andesitic lithologies.  Phenocryst mineralogy suggests a latite composition for these tuffs. Phenocrysts consist of plagioclase, sanidine, quartz, and occasional biotite.  In some occurrences of biotite, it is not clear if the biotite is primary or secondary and related to alteration. The groundmass is generally fine to medium grained.  Where welding is more pronounced, the groundmass exhibits eutaxitic texture.  The andesitic lithic component of this unit is deemed fine-grained.  Most lithic fragments are smaller than 2.5 centimetres in the largest dimension.

CARMEN STRATIGRAPHIC COLUMN
OBS - Obsidian Dikes and Plugs
WLT
Welded Lithic Tuff
TBX
Breccia Tuff
FTU
Fragmental Lithic Tuff
PQ
Quartz Feldespar
Porphyry
FTU
TXTL
Cystal Lithic Tuff
TXTL
PPB
Plagioclase Biotite
Porphyry
AND
Andesite
AND
AND

Minera Monterde

Stratigraphic Column

Figure 7

Supervised by: Marius Mare
drawn by: pancho Moreno

Scale: no scale

Sep 2008

Modified From Hitchborn and Richards, 2001
Location of Figure 6
Sections
Section 53
Section 52
Section 51
Section 50
Section 49
Section 48
Section 47
Section 46
Section 45
Section 44
Section 43
Section 42
Section 41
Section 40
Section 39
Section 38
Section 37
Section 36
Section 35
Section 34
Section 33
Section 32
Section 31
Section 30
Section 29
Section 28
Section 27
Section 26
Section 25
Section 24
0 25m 50m 75m
LEGEND
Drill Hole Projection
Adit
Shaft / Winze
Cross section trace
Kimber Resources Inc.
MONTERDE PROJECT
CARMEN DEPOSIT
DRILL HOLE AND CROSS
SECTION LOCATION MAP
Figure 8
September 2006

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

Primary structural control of the Carmen Deposit is a northwest striking, southeast dipping shear zone with both right lateral movement and normal displacement.  The setting is in a half-graben or pull-apart basin.  Splays branching off the main shear are evident and are related to the extension of the half graben.  The intersection of north striking normal faults with the shear features contributes to the localization of the gold-silver mineralization. Gold-silver mineralization is present on all of the noted structures.  Several parallel northwest trending structures that are now included in the Carmen Deposit include, from southwest to northeast, the primary Carmen shear or structure, Los Hilos, Cob and Cocos.  The Los Hilos vein system comprises a series of thin quartz veinlets oriented NW - SE and dipping near vertical. The Los Hilos vein system is less continuous than Carmen and can be traced for more than 300 metres. Los Hilos is characterized by a 2 metre wide silicified zone bordered on both sides by argillic alteration. Veinlets of sericite, clay minerals and green quartz parallel the main silicified zone and diminish away from the main zone. Further to east occurs the Cob fault which is defined by well developed fault planes associated with strong oxidation and argillization that can be traced for more than 300 metres.

As a generalization, the mineralized  structures parallel to the Carmen trend approximately 290 - 295 degrees and dip steeply northerly from 69 to 85°, and the splays trend 342 to 348°, dipping steeply to the east.  These shears are well documented by surface and underground mapping, contain several parallel vein structures containing gold-silver mineralization.

The Veta Minitas deposit, located 250 metres southwest of Carmen Deposit, features structural control dominated by a northwest striking, right lateral shear zone.  This northwest-striking shear is interpreted to be a parallel structure related to the major northwest structural trend. Mineralization appears to be related to northwest trending structures or faults that intersect a northeast striking shear.

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

The areas of alteration define zones of potential economic gold-silver mineralization including, Carmen Deposit, Veta Minitas, and Carotare targets.

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

The earliest alteration event is propylitic alteration mostly confined to the footwalls of the Carmen and Veta Minitas Shear Zones.  Greenish brown chlorite is seen to replace biotite phenocrysts of the various tuffaceous lithologies.  Additionally, the groundmass of the tuffs is greenish brown suggesting chloritic replacement of groundmass constituents.  Propylitic alteration does not host gold and silver mineralization.

Silicification or silica replacement occurs in two contexts of economic significance: Large areas of white to light-grey pervasive silica flooding that forms resistant cliff-like outcrops, and is generally unmineralized, and more structurally localized silicification and quartz veining that is found in the mineralized structures.

Two styles of phyllic alteration are mapped in the target areas. One is seen in limited outcrop exposure mostly along the footwall structures of the Carmen and Veta Minitas Shear Zones.  This style of phyllic alteration, which manifests as sericite replacement of phenocryst plagioclase, may be related to the lead-zinc mineralization.   Phyllic alteration also occurs as cross cutting, fracture-controlled coatings of mixed sericite-illite.  This implies that two separate phyllic events are present.  Both styles of phyllic alteration host gold and silver mineralization.

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

Deposit Type

Based on the host lithologies and mapped alteration assemblages, the Monterde Property is classified as a low sulphidation, volcanic hosted, structurally controlled epithermal gold-silver deposit.  The presence of hypogene argillic alteration and banded quartz veins with a chalcedonic, waxy lustre, underlain by phyllic alteration, suggests the deposit is high in the hydrothermal regime.  Compared to other deposits hosted in similar geologic settings, the Carmen deposit should have greater than 500 metres of down dip extent.

Exploration

The Monterde Property, located in the Sierra Madre region of southwestern Chihuahua State, Mexico, is Kimber’s principal asset. It covers 29,000 hectares in claims which stretch for 37 kilometres along the trend of mineralization. Access to the developed part of the property is by 230 km of paved highway from Chihuahua City followed by 35 km of logging road from San Rafael, where access to railroad facilities and electrical power is also available.

Kimber holds 100% of the Monterde Property, free of royalties, through its wholly-owned Mexican subsidiary, Minera Monterde, S. de R.L. de C.V. in its northern part, three mineral deposits, the Carmen, Carotare, and Veta Minitas have been developed to the point of having gold and silver mineral resources, most of them in the measured and indicated categories. Details of these resources are listed in the annual report, filed on SEDAR and EDGAR, and displayed on Kimber’s website.

The principal deposit is the Carmen on which 595 holes have been drilled. Like many other gold-silver deposits in the Sierra Madre, it falls in the category of oxidized, low sulphidation, epithermal mineral deposits. There are two satellite deposits: the Veta Minitas which is 250 metres south-west of Carmen, and the Carotare, two kilometres to the west of Carmen.

Exploration - Summary by Project

Monterde Property

During the time that Kimber has held the Monterde Property and particularly in the last five years considerable work has been carried out on the Monterde Property and in particular on the three principal areas of the Monterde Property detailed below being Carmen, Veta Minitas and Carotare.  Kimber has conducted, among other geologic and engineering procedures, surface sampling, mapping, and an exploratory drill program.   The surface sampling and mapping show geologic formations that would indicate the presence of gold and silver mineralization.  Kimber’s exploratory drilling program has provided good results for gold and silver mineralization in potentially large areas.  Based on these procedures, Kimber believes that there is sufficient gold and silver contained at Carmen, Veta Minitas and Carotare to justify further exploration.  For further details on each property please see each of the summaries below.

Setago Property

Kimber has at this time carried out very early stage analysis on the Setago Property and has not carried out in- depth geological analysis of the property.  Kimber believes this property warrants further exploratory investigation because parts of the surface exhibit characteristics which can be indicative of gold-silver mineralization below ground.  Kimber will be assessing the extent of future geological procedures to be carried out on the Setago Property in the near term.

Pericones Property

Kimber has conducted early stage exploration work on Pericones during 2008.  These procedures showed indications of silver mineralization.  Kimber believes that these results indicate the potential to find further evidence of silver in the property area where Kimber holds mineral concessions.  At this stage mapping, sampling and geological assessments are taking place with a decision on drilling to be made once all initial assessments are complete.

Exploration - Timetable and Budget by Property

Monterde Property

Most of the geological staff are working on developing our geologic assessment of the three main areas of the Monterde Property, being Carmen, Veta Minitas and Carotare.  Costs to be spent on Monterde between October 1 and December 31, 2008 are estimated to be under $750,000.  These costs would include salaries and benefits for geologists, engineers, camp worker and others, camp supplies, camp running costs, survey fees, consulting fees and other exploration related costs with no drilling anticipated before 2009.  Exploration budgets for this project in 2009 are contingent on the results of Kimber’s analysis of the geology of the three main areas of the Monterde Property during the remainder of 2008.  Once this work is complete, Kimber will review the results of this work along with its existing geologic data before finalizing expenditure plans for the three months ended March 31, 2009 and the remainder of 2009.  If the results are positive, Kimber will seek to perform further exploration work including drilling, the size and cost of which are contingent on the results of the exploration work.

Setago Property

The geologic review of the Setago Property between October 1, 2008 and December 31, 2008 is expected to involve costs of under $30,000 including salaries and benefits for geologists, travel costs, supplies and other exploration related costs with no drilling anticipated before 2009.  Exploration budgets for this project in 2009 are contingent on the results of Kimber’s analysis of the exploration work during the remainder of 2008.  Once this work is complete, Kimber will review the results of this work along with its existing geologic data before finalizing expenditure plans for the three months ended March 31, 2009 and the remainder of 2009.  If the results are positive, Kimber will seek to perform a modest exploratory drill program, the size of which cannot be determined at this time.

Pericones Property

The geologic review of Pericones between October 1, 2008 and December 31, 2008 is expected to involve costs of under $100,000 including salaries and benefits for geologists, sampling and assay costs, survey fees, travel costs, supplies and other exploration related costs with no drilling anticipated before 2009.  Exploration budgets for this project in 2009 are contingent on the results of Kimber’s analysis of the exploration work during the remainder of 2008.  Once this work is complete, Kimber will review the results of this work along with its existing geologic data before finalizing expenditure plans for the three months ended March 31, 2009 and the remainder of 2009.  If the results are positive, Kimber will seek to perform further exploration work including drilling, the size and cost of which are contingent on the results of the exploration work.

Monterde – El Carmen

During April 2008 a diamond drill rig capable of drilling to depths in excess of 800 metres was mobilized to the Monterde property. A total of 18 holes were completed between April and July 2008 including two holes for grade comparison with previous reverse circulation drill holes. A total of 8,023 metres of core was drilled at Carmen between April and July 2008. The principal objective of the drilling was to test for the down dip continuity of mineralization at Carmen.

The results of a number of the holes drilled in the 2008 program at Carmen showed that high-grade gold-silver mineralization was intercepted on certain sections at considerably greater depths than previously drilled. Full details of all significant drill results can be seen in the press releases issued between June and September 2008.

Aside from drilling during 2008, the principal focus on the Carmen deposit has been to compile all geologic data (from drill holes, mapping and sampling) so that greater detail can be applied to resource estimates (for both open pit and underground mining) and to the distribution of high and low recovery zones for silver within the deposit. This definitive geologic compilation and the accompanying interpretation are pre-requisites for the next resource estimates and for all economic studies to follow.

The analysis of the complete drill data, combined with modeling of the geology of the deposit at Carmen, will continue over the remainder of 2008, with a drill plan to be finalized by early 2009.

Monterde - Veta Minitas

Veta Minitas is located approximately 250 metres south-west of the Kimber's Carmen gold-silver deposit on the Monterde property. The Veta Minitas area is underlain by felsic volcanic tuffs, breccias and intrusive rocks, with minor andesite flows; the same package of rocks hosting the Carmen deposit. The Veta Minitas mineralization occurs in shear zones within the felsic volcanic package, and is characterized by strong oxidation and silicification. The mineralization occurs in two main zones, known as Central and East.

To date 13,389 metres and 61 holes have been drilled on Veta Minitas. The two holes drilled  at Veta Minitas by diamond drills in July 2008, for a total of 936 metres, were designed to drill test the Central mineralized zone at depth and then to continue down to the East zone, which has been tested in three previous holes. The East zone is a gold-enriched system (relative to the Central zone) that does not extend to surface. The results of the 2008 drilling, on top of those from 2006, suggest good vertical continuity of the two systems, with increasing gold to silver ratios to depth. A follow-up drill program in early 2009 is being planned to test the lateral continuity of the two systems at Veta Minitas.

Amodel of the geology and mineralization at Veta Minitas is being prepared at present with a view to completion in late 2008.

Monterde - Carotare

85 holes using RC and diamond core drills, totalling 18,209 metres, have been drilled on Carotare to date.  The Carotare deposit occurs approximately 800 metres statigraphically below El Carmen  and is hosted in the tuff breccia (TxTl) which hosts a significant portion of the El Carmen deposit. Mineralization is characterized by high grade gold associated with base metal sulphide mineralization. A significant zone of high grade mineralization has been discovered on the central part of the grid and future drilling is likely warranted to extend this mineralization. A model of the geology and mineralization at Carotare is being advanced with an assessment to be made by early 2009 regarding further exploration work.

Monterde - Arimo

The Arimo target lies approximately 3 kilometres southwest of Carmen and occurs on a northwest trending fault. The Arimo and Cerrro la Mina areas show weak gold and silver mineralization as well as elevated levels of mercury typical of epithermal gold and silver deposits. The fault occurs at the contact between underlying andesitic tuff and overlying felsic tuffs and breccias. The fault is filled with brecciated and silica cemented material with fine-grained sulphides locally. Moderate propyllitic alteration is associated with the footwall andesites. A drilling program consisting of 1615 metres in 9 core holes was completed in April 2008 with no significant results. No further work is planned for the Arimo area.

Monterde - Cerro la Mina

The Cerro la Mina target lies approximately 2 kilometres west southwest of Carmen and approximately 1.5 kilometres north of Arimo. The area is characterized by large outcrops of silica-rich breccia with elevated levels of mercury. It is interpreted that the Cerro la Mina structure is a related, parallel structure to that at Arimo and formed under similar tectonic stresses and at or near the same time as Arimo. A program of 1005 metres of core in 3 holes was completed in May 2008 with no significant results. No further work is planned on the Cerro la Mina area.

Drilling

A total of 128,063 metres of reverse circulation drilling in 616 drill holes and 42,253 metres of core drilling has been completed from 1998 through to July of 2008 on the Monterde property.  See table below.

SUMMARY OF DRILLING ON THE MONTERDE PROPERTY

(To July 30, 2008)

Location	RC DRILLING		CORE DRILLING
	Metres	Drill Holes	Metres	Drill Holes
Carmen	99,035	467	31,452	121
Carmen geotechnical			1,472	7
Carotare	14,441	68	3,768	17
Las Minitas	10,702	53	2,687	8
De Nada	420	2
Arimo			1,615	9
Cerro la Mina			1,006	3
El Orito	2,533	16	253	1
Piezometer wells	932	10
TOTAL	128,063	616	42,253	166

The location of the drill holes on the Carmen Deposit is illustrated on Figure 8.

Company personnel surveyed the drill collars with differential Global Positioning System (GPS). Down-hole deviation surveys were completed by a contractor or Company personnel on all holes deeper than 66m, which remained open after the drill pipe had been removed. In some cases, holes collapsed before the deviation survey could be done.  In the 2008 drilling program, the drill contractor used a REFLEX instrument to survey the holes.

Prior to 2008 the drill samples were collected on 2 metre intervals and assayed by Chemex in North Vancouver, British Columbia following sample preparation at their laboratory in Hermosillo, Mexico. During the 2008 drill program the core was sampled according to geology, mineralization and alteration in widths of anywhere between 35 cm and 1.5 m.  The samples were assayed by ALS Chemex in their North Vancouver Laboratory following sample preparation in the Hermosillo or Chihuahua preparation laboratories.

A series of duplicates, blanks and reference samples served for quality control up to 2008.  The collection of sample duplicates was suspended for the 2008 program.

All field operations were under the direction of A.D. Hitchborn, B.Sc., and Vice-President, Development of Kimber until June 18, 2006. From June 18, 2006 to October 30, 2007 field operations were under the direction of Robert V. Longe, B.A., M.Sc., President and CEO of Kimber. Since November 25, 2007 field operations have been under the direction of P. H. Marius Maré, M.Sc., P.Geo., Vice President, Exploration.  Currently the senior geologist who will conduct the exploration programs are:

P.H. Marius Maré, a registered Professional Geologist with over twenty years of mineral exploration experience  -  He is a graduate of the University of Manitoba and has worked in senior positions for major mining companies including Noranda Mines Ltd., Phelps Dodge International Corp. and Placer Dome, Inc.   He is directly responsible for all mineral exploration for Kimber and is assisted by senior geologists Pedro Cruz and Ricardo Contreras.

Pedro Cruz , the Chief Geologist for Kimber - He has over twenty years of exploration experience with Canadian, American and Mexican mining companies, including Hecla Mining and FMC Gold. He is a graduate of the University of Sonora.

Ricardo Contreras, a senior geologist with Kimber - Mr. Contreras is a graduate of the University of Sonora with over twenty years of mineral exploration experience. Mr. Contreras has worked for Industrias Penoles S.A. de C.V. as well as Teck-Cominco Limited among other mining companies.

P. H. Marius Maré, M.Sc., P.Geo., Vice President of Exploration is responsible for Quality Control and is the designated Qualified Person.

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

As a generalization, gold recovery is good to very good, while silver recoveries range from very poor to very good, with considerable scatter.  From 2005 to the present, efforts have centred on “characterization studies”.

Column Tests

In 2004, column tests on 3/8 and ¾” material were done on samples from two trenches and four large diameter core holes.  The gold recoveries were excellent but the silver recoveries (averaging 12%) were poor.    A series of bulk samples were shipped to Vancouver during 2006 for a further series of column tests.  Preliminary roll bottle tests on the material indicated that cyanidation of such coarse material (3/8 and 3/4 inch crush) would not provide economically acceptable results for silver recoveries, so the column test work was cancelled.

Characterization Tests

The characterization studies are 72 hour roll bottle cyanide leach tests with a 5g/l cyanide strength done after a standard grind with constant conditions of charge weight, pulp density and grind time giving an average K80 of 110microns.    These types of tests are  designed to be a mapping tool to delineate zones of equal amenability to cyanidation.  In addition to the cyanide leach data, these samples have detailed whole rock and ICP analysis as well as the original gold and silver assays.

257 characterization tests on drill core were completed to January of 2007.  A summary of the  results are tabled below:

Gold & Silver Metallurgical Recoveries

Characterization Bottle Roll Tests on Drill Core Crusher Rejects

Gold Minimum Recovery %	Gold Maximum Recovery %	Gold Average %	Standard Deviation %
22.8	99.4	90	11

Silver Minimum Recovery %	Silver Maximum Recover %	Silver Average %	Standard Deviation %
8.6	97.3	42.4	59

The much larger standard deviation in the silver recoveries reflects the very large scatter in the results.   When analysis of these results is complete in their geologic context Kimber’s objective is to complete a silver recovery model.

Gold Equivalence of Silver

The gold equivalence of silver is useful for comparing assay intercepts on a particular property.  It is calculated by taking into account the projected gold and silver prices as well as other factors.  In a full analysis it would include all costs related to the production of each metal, including refining charges, freight and security etc.  At the present time Kimber is of the opinion that an average estimate of 75:1 (silver: gold) is appropriate until further analysis is completed.

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

Other Properties

Setago Properties

The 100% owned Setago Property, which consists of 3 concessions totalling 10,068 hectares, lies approximately 24 kilometres to the west of Monterde. The Setago Property covers well-altered tertiary volcanics of the Upper Volcanic Series (similar to Monterde). Alteration types include argillic, alunitic, pyrophyllitic and silicification, together with siliceous breccias, quartz vein stockworks and extensive iron oxide. Kimber’s geological team in Mexico completed a limited mapping and sampling program on the Setago Property in July 2003 resulting in the identification of anomalous gold values.  Follow-up reconnaissance work, consisting of mapping and sampling carried out during the first half of 2007, identified areas of potential epithermal gold-silver and possible polymetallic deposits.  Several prominent colour anomalies have been noted. Colour anomalies of the types noted at Setago are often associated with epithermal gold and silver deposits in Mexico.

A program of geologic mapping, sampling and prospecting is expected to be initiated over the next six to nine months.

The Setago Property consists of the following concessions:

Concession Name	Title Number	Area in Hectares	Expiry Date (mo/day/year)
Setago	220684	3,000.0000	09/29/2053
Ampliacion Setago	231198	2,952.9538	01/25/2058
Ampliacion Setago 2	231199	4,115.7225	01/25/2058
	Total Area	10,068.6763

Pericones Property

Pericones is located approximately 100 kilometres southwest of Mexico City in a belt that is well known for silver veins, some of which have been mined. Previous work by Kimber returned significant silver grades and work in 2008 has returned very encouraging results. The 100% owned Pericones Property was originally 6,300 hectares in size. An additional concession was granted to Kimber in 2007 and the Pericones Property now comprises 11,890 hectares. The Pericones Property was acquired through staking and covers areas of sedimentary and volcanic rock.  Kimber’s acquisition of Pericones was first announced in October 2006. Although staked earlier, Kimber waited to announce it until title could be fully secured.

There are four principal areas of alteration, mineralization and old workings identified so far, Plaza de Gallos, Aguacate, Tejamanil and El Cirian (Figure 10 below). Plaza de Gallos consists of a 3 X 3 metres wide adit at least 100 metres in length. The mineralized structure averages 2 metres in width and consists of brecciated silica cemented by later silica, carbonates and clay minerals. Sulphides within the vein range up to 2% of the siliceous material and are dominated by fine-grained pyrite with traces of sphalerite and chalcopyrite. Wall rocks are variably altered with the most common alteration products being pervasive chlorite and calcite. The Aguacate target comprises a 1.6 kilometre long shear zone with numerous mineralized bodies at low angles to the regional shear, several of which have had a significant amount of material mined. The Tejamanil area is characterized by two subparallel shear zones hosted in altered volcanic rocks. The El Cirian area is characterized by a wide, sulphidic shear zone hosted in sedimentary rocks.

A program of rock sampling, prospecting and alteration mapping was initiated in March 2008. The initial focus of this work will be the Plaza de Gallos mine and surrounding area. Concomitant to this work will be mapping of the main shear zone at Aguacate as well as sampling of associated mineralized zones at Cirian and Tejamanil.

Subject to completion of the initial geological assessment and receipt of all analyses of Pericones and receipt of all necessary permits and approvals a drill program at Pericones is being contemplated for early 2009.

The Pericones Property consists of the following concessions:

Concession Name	Title Number	Area in Hectares	Expiry Date (mo/day/year)
La Guera	227817	6,321.3792	08/09/2056
Ampliacion La Guera	230024	5,568.9466	07/09/2057
	Total Area:	11,890.3258

Other Significant Acquisitions and Dispositions

Kimber did not make any significant acquisitions or disposition during the financial year ended June 30, 2008.

N
"AMPLIACIÓN LA GÜERA"
EXP. 104/00182
TEJAMANIL
PLAZA DE
GALLOS
EL CIRIAN
"LA GÜERA"
EXP. 104/00169
C. EL AGUACATE

LEGEND

E	Schist
cz	Limestone
Bv	Volcanic Breccia
B	Basalts
al	Alluvium
cg	Conglomerate
ar-cg	sand - conglomerate

Fracture

Folding

Dike

Fault

Underground Works

graphic scale

MINERA PERICONES

Pericones Geology and Target Locations

Figure 10

Made by: Marius Mare

Drawn by: pancho Moreno   Scale 1:100,000   Sept2008

ITEM 4A. UNRESOLVED STAFF COMMENTS

On June 4, 2008, Kimber filed a Form F-3.  The SEC has provided comments and Kimber is in the process of providing a response to the SEC.  Kimber does not believe any of these unresolved comments is material.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition, changes in financial condition and results of operations of Kimber for each of the years in the three-year period ended June 30, 2008 should be read in conjunction with the financial statements of Kimber included in “Item 17 - Financial Statements”.  Kimber’s financial statements are presented in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  See “Item 3A – Selected Financial Data” for exchange rate information.

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

Kimber has not recorded revenue or cash flow from mining operations, and has experienced losses from operations for each of the last five years.  Kimber is an exploration stage company and none of its properties have any known mineral reserves and the development of exploration properties, including Kimber’s Monterde Property or inclusive Carmen Deposit, and is subject to significant uncertainty and risk.  Kimber anticipates that it will not record any significant revenue or cash flow from operations and that it will incur significant losses until the Monterde Property is fully developed and successfully put into production.  Kimber intends to continue to rely upon the issuance of securities to finance its operations and exploration activities to the extent such instruments are issuable under terms acceptable to Kimber.

The information contained herein should be read in conjunction with the consolidated financial statements of Kimber.

Factors Affecting Kimber’s Business

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

Kimber’s financial statements are presented on a going concern basis, which assumes that Kimber will continue to realize its assets and discharge its liabilities in the normal course of operations. If future financing is unavailable, Kimber may not be able to meet its ongoing obligations, in which case the realizable value of its assets may decline materially from current estimates.

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

Properties acquired under option agreements, whereby payments are made at the sole discretion of Kimber, are recorded in the accounts when the payments are made.  The recorded amounts of property claim acquisition costs and their related deferred exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.  Kimber reviews capitalized costs on its property interests on a periodic, or annual, basis and will recognize an impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the property or from the sale of the property.  As the carrying value and amortization of Kimber’s mineral property assets is, in part, related to management’s assessment of the property, such estimations are significant to Kimber’s financial position and results of operations.

Effective July 1, 2003 Kimber has adopted the new accounting standard of the Canadian Institute of Chartered Accountants (“CICA”) for accounting for stock-based compensation.  Kimber has adopted the fair value method of accounting for all stock options granted.  Under this method, stock-based compensation on options granted to employees, directors and consultants is recorded as an expense in the period the options are vested, based on the estimated fair value at the measurement date using the Black-Scholes Option Pricing Model.

A. Operating Results

Kimber has financed its operations principally through the sale of its equity securities.  Kimber does not have any sales or revenue from its mineral properties. Kimber receives nominal interest income earned from funds held on deposit and from short-term marketable securities. Interest income earned is dependent on the amount of funds available for deposit and changes in the interest rates.  Unless Kimber is able to obtain additional funds through the sale of its equity securities, the amount of interest income earned is expected to decrease as Kimber continues exploring its mineral properties.

Year Ended June 30, 2008 Compared to Year Ended June 30, 2007

Kimber’s net loss for the fiscal year ended June 30, 2008 was $2,937,925 or $0.06 per Common Share compared with $3,813,938 or $0.08 per share loss for the same period ended June 30, 2007. Kimber’s net loss for the year decreased by $876,013 compared to the previous year, due mainly to the reduction in salary and benefit expenses (see below).

In accordance with accounting standards issued by the Canadian Institute of Chartered Accountants, Kimber recorded a stock based compensation expense of $728,939 ($527,957 in 2007) on 1,365,000 stock options vested and accruing during the year. This is a non-cash expense and does not affect Kimber’s operations. Without this non-cash expense, Kimber would have recorded a loss of $2,208,986 or $0.04 loss per share during the year.

During the fiscal year ended June 30, 2008 Kimber incurred expenditures of $5,158,631 on its mineral properties; $62,990 for property acquisition payments and exploration expenditures of $5,095,641. Drilling costs of $1,506,892 were the highest cost activity, representing 29% of expenditures, a decrease from 2007 ($3,272,194 or 31% in 2007) as a result of reduced drilling activity in the first and second quarters of the current year. Assay testing was $137,017 for the year ending June 30, 2008 ($1,353,120 in fiscal year ended June 30, 2007). Assay costs were incurred primarily during the last quarter of the current year during the active drill program at Monterde. Geological and geophysical expenditures were $1,314,680 or 25% of exploration expenditures in 2008 compared to $1,148,043 or 11% in 2007. Other significant cost categories in the fiscal year ending June 30, 2008 were engineering at $245,511 and field supplies at $255,805.

Salary and benefit expenses decreased during the year ended June 30, 2008 to $1,088,480 from $1,840,643 in the year ended June 30, 2007. The decrease is due to the settlement agreements with former officers incurred in 2007, a lower number of administrative personnel and a reduction in fees paid to directors.

Legal, consulting and audit costs decreased to $532,207 for the year ended June 30, 2008 from $952,743 in the previous year. 2007 fees included legal fees for due diligence activities and fees for the now resolved proxy contest.

Investor relations and shareholder communications expenses of $69,894 (2007 – $211,187) were reduced as there was reduced investor related travel and conference attendance.

Office and miscellaneous expenses increased during the year to $278,050 from $252,637 in 2007. The increase is mainly attributable to increased insurance costs and general office costs.

Rent expense for the head office increased to $188,003 in the year ended June 30, 2008 from $161,508 in the comparable period ended 2007 as the result of an increase in rent during the current year.

Kimber recorded a loss from foreign exchange of $8,516 during the year ended June 30, 2008 as compared to a loss of $10,701 in the period ended 2007. The loss originates from funds advanced to Mexico during the year that have depreciated in value due to fluctuations in the Mexican peso or United States dollar relative to the Canadian dollar.

Year Ended June 30, 2007 Compared to Year Ended June 30, 2006

Kimber’s net loss for the fiscal year ended June 30, 2007 was $3,813,938 or $0.08 per Common Share compared with $2,363,420 or $0.06 per share loss for the same period ended June 30, 2006. Kimber’s increase in net loss for the year was $1,450,518.

In accordance with stock-based compensation policy required by the Canadian Institute of Chartered Accountants, Kimber recorded an expense of $527,957 ($760,324 in 2006) on 1,125,000 stock options granted in the year and prior year options which vested during the year. This is a non-cash expense and does not affect Kimber’s operations. Without this non-cash expense, Kimber would have recorded a loss of $3,285,981 or $0.07 loss per share during the year.

During the fiscal year ended June 30, 2007 Kimber spent $10,427,145 on its mineral properties; $507,585 for property acquisition payments and had mineral property expenditures of $9,919,560. Drilling costs of $3,285,491 were the highest cost activity, representing 31% of expenditures, a decrease from 2006 as a result of reduced drilling activity in the third and fourth quarters of the year ($4,600,027 or 45% in 2006). Assay testing was the second highest cost category in fiscal year ending June 30, 2007 at $1,355,513 or 13% of property expenditures ($827,288 or 8% in fiscal year ended June 30, 2006). Geological and geophysical expenditures were $1,165,931 or 11% of property expenditures in 2007 compared to $1,300,005 or 13% in 2006.  The decrease in geological costs represents decreases in personnel required due to reduced drilling activity.  Other significant cost categories were road and drill site maintenance at $831,336, engineering at $543,942 and field supplies at $623,439 in fiscal year ending June 30, 2007.  The results of these expenditures are explained in the “Mineral Properties” section below.

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

Kimber recorded a loss from foreign exchange of $10,701 during the year ended June 30, 2007 as opposed to a loss of $22,636 in the period ended 2006. The loss originates from funds advanced to Mexico during the year that have depreciated in value due to fluctuations in the Mexican peso or United States Dollar relative to the Canadian dollar.

B. Liquidity and Capital Resources

Kimber is presently exploring its properties for sufficient mineral reserves to justify production.  None of Kimber’s properties are in production at this time and consequently do not produce revenue.  As a result, Kimber’s ability to conduct operations, including the acquisition and exploration of mineral properties, is based on its ability to raise funds, primarily from equity sources.

Kimber believes that has sufficient capital and liquidity to finance operations until June 30, 2009.  However Kimber’s ability to continue operations and the recovery of amounts recorded for mineral properties are dependent on the discovery of economically recoverable reserves on its mineral properties, the ability of Kimber to obtain additional financing to complete its exploration and upon future profitable production or on sufficient proceeds from disposition of such properties if they are sold or joint ventured.

Kimber will have to obtain financing in the future primarily through equity financing, and/or debt financing.  There can be no assurance that Kimber will succeed in obtaining additional financing, now or in the future.  Failure to raise additional financing on a timely basis could cause Kimber to suspend its operations and eventually to forfeit or sell its interest in its properties. In the past, Kimber has been successful at raising funds to continue work on its mining properties. However, there is no certainty that Kimber will be able to raise additional funding on reasonable terms if at all, in which case the property may be joint ventured, sold, abandoned or the outstanding agreements renegotiated.

At June 30, 2008, Kimber had working capital of $4,142,653 as compared to $5,371,675 at June 30, 2007. Kimber has no long-term indebtedness or long-term obligations. The change in working capital is primarily the result of decreased available cash of $3,962,742 compared to $6,200,602 at June 30, 2007. This cash decrease is due to the ongoing net expenditure. In the fiscal year ended June 30, 2008 Kimber received $6,000,000 from a non-brokered private placement and $213,550 from the exercise of 463,000 stock options.

Current liabilities decreased to $815,757 as at June 30, 2008 from $1,315,654 on June 30, 2007. This was primarily due to the payments of amounts due to former officers in respect of settlement areements dated April 26, 2007.

Up to June 30, 2008 Kimber had made expenditures totalling $37,345,160 on its mineral properties (Monterde - $37,068,742; Setago - $83,661 Pericones - $192,757). These costs include property and mineral rights, capitalized exploration costs, equipment expenditures and on-going property management expenses.

Capital resources of Kimber consist primarily of cash and liquid short-term investments. As at August 31, 2008, Kimber had cash and banker’s acceptance notes totaling $2,620,234 (not including funds received in respect of the private placement– see below), $732,000 in receivables and an estimated $930,000 in accounts payable and accrued liabilities.

On September 18, 2008 Kimber had accepted all subscription agreements and received all funds for a non-brokered private placement of 4,000,000 units at $1.25 per unit to raise $5.0 million. Each unit consisted of one common share plus one half of one non transferable common share purchase warrant, each whole warrant entitling the holder to purchase one additional common share at a price of $1.80 per warrant share for a period of 24 months from the date on which the units are issued. At September 18, 2008 closing of this financing was pending final approval of the listing of the additional shares by the American Stock Exchange, conditional approval having been received from the Toronto Stock Exchange.

At present, management believes that it has sufficient financial resources to complete planned expenditures to the end of June 30, 2009.

Kimber generates cash flow from selling its Common Shares either through financings or the exercise of existing stock options.  If existing stock options are not exercised because Kimber’s share price falls due to market conditions or otherwise, Kimber’s cash flow will be adversely affected and Kimber will need to raise additional financing.

Share capital increased cash inflows by an aggregate of $6,112,316 through the issuance of 8,463,000 Common Shares during the fiscal year ended June 30, 2008 as follows:

	Number of Shares	Share Capital $
Balance, June 30, 2007	49,423,690	46,762,332

Private placements	8,000,000	6,000,000
Less share issue costs	-	(101,234)
Exercise of warrants	-	-
Exercise of options	463,000	213,550
	57,886,620	52,874,648
[1] Reallocation from contributed	-	10,212
surplus on exercise of options
Balance, June 30, 2008	57,886,620	52,884,860
[1] Non-cash transfer from Contributed Surplus

Kimber had no long-term debt as of June 30, 2008 or at the time of filing this Annual Report and no significant expenditure commitments unrelated to exploration activities.  Kimber’s current working capital position provides sufficient liquidity for its short-term requirements.

Kimber does not anticipate the payment of dividends in the foreseeable future.

C. Research and Development, Patents and Licenses, Etc.

Kimber’s main activity is the exploration of its mineral properties (see “Item 4D - Property, Plants, and Equipment”) and it does not engage in conventional research and development.  It has not incurred research and development expenses or adopted research and development policies.

D. Trend Information

Gold and silver prices have trended upward since 2001.  Year over year increases in gold and silver prices have had the effect of increasing the value of gold deposits, have made financing easier to obtain and have in some cases made previously uneconomic deposits viable.  However as with the price of gold and silver, the capital and operating costs of mining properties has also increased.  The economic assessment and viability of each mining project must be assessed on its own merits.

During 2008 gold and silver prices have been subject to significant volatility which may continue in the short term due to general conditions in the financial markets.  Current gold and silver prices are still significantly higher than three or five years ago and there is no current evidence to suggest that the long term uptrend will not continue, however in the short term there may be a combination of upward and downward price fluctuations.

E. Off-Balance Sheet Arrangements

Kimber has no off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

In the table below, sets forth the enforceable and legally binding obligations as of June 30 2008:

Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	Over 5 Years
Rental Operating Lease Obligations	$226,535	$85,163	$141,372	$-	$-

In addition, under the lease Kimber has the obligation to pay its proportionate share of operating costs and taxes for the building.

G. Safe Harbour

This Annual Report contains forward-looking statements concerning Kimber’s plans for its properties and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The members of the board of directors and senior officers of Kimber including a brief biography of each as at September 25, 2008 are as follows:

Name and Position in Kimber	Age	Other Principal Directorships
Leanne M. Baker (3)(5)(6) Director Dr. Baker is, a member and Chair of the Corporate Governance Committee, a member of the Technical Committee and a member of Environmental and Safety Committee.	56	Director, US Gold Corporation Director Agnico-Eagle Mines Ltd Director Reunion Gold Corporation
R. Dennis Bergen (2)(4)(5)(6) Director Mr. Bergen is an independent director of Kimber, is a member and Chairman of the Technical Committee, a member of the Audit Committee and a member of Nominating Committee and a member of Environmental and Safety Committee.	56	None
Gordon Cummings(6) President , Chief Executive Officer and Director	40	None
Lyn B. Davies Chief Financial Officer	56	None

Frederick T. Graybeal(1)(5)(6) Director Mr. Graybeal is an independent director of Kimber, a member of the Compensation Committee, the Technical Committee and the Environmental and Safety Committee.	70
Petrus H. Marius Maré Vice-President, Exploration	46	None
Peter B. Nixon (1)(2)(3)(6) Director Mr. Nixon is an independent director of Kimber, Chair of the Board, a member of the Compensation Committee, the Corporate Governance Committee, the Audit Committee and the Environmental and Safety Committee.	62	Director, Reunion Gold Corporation Director, Stornaway Diamond Corporation Director, Dundee Precious Metals Inc.
James J. Puplava(6) Director Mr. Puplava is a director for Kimber and a member of the Compensation Committee and a member of the Environmental and Safety Committee.	58	Puplava Financial Services Inc. Puplava Securities Inc.
Stephen P. Quin (1)(4)(6) Director Mr. Quin is an independent director of Kimber, a member and Chair of the Compensation Committee, a member and Chair of the Nominating Committee and a member of the Environmental and Safety Committee.	50	Director, Troon Ventures Ltd. Director, Sherwood Copper Corp. Director, Mercator Minerals Ltd. Director, Maximus Ventures Ltd. Director, Rare Element Resources Ltd.
Donald W. Young(2)(3)(4)(6) Director Mr. Young is an independent director of Kimber, a member and Chair of the Audit Committee, a member of the Corporate Governance Committee and the Nominating Committee and a member of the Environmental and Safety Committee.	62	Director, OSI Geospatial Inc.

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

The business experience of each director and senior officer, including activities performed outside Kimber, are as follows:

Leanne M. Baker, Director

Dr. Baker is managing director of Investor Resources LLC and a registered representative with Puplava Securities, Inc., a broker-dealer with offices in the United States.  Dr. Baker has been consulting for the mining and financial services industries since January 2002.  Prior to that, she was an equity research analyst and managing director with Salomon Smith Barney from 1990 to 2001.

Frederick T. Graybeal, Director

Dr. Graybeal is a geologist with 45 years of international experience in exploration and mining, with emphasis on exploration and mining geology, primarily for base and precious metals. Dr. Graybeal was chief geologist at ASARCO Incorporated at the time of his retirement in May 2003. He also previously held the position of President, Chief Executive Officer and director of Maximus Ventures Ltd. from 2004 to 2006.  Dr. Graybeal continued as a  director of Maximus until September 2008.  He currently consults on mineral exploration projects.

R. Dennis Bergen, Director

Mr. Bergen is a Professional Mining Engineer  with over 30 years of experience in the mining industry. From May 1997 until December 2003 he was Vice President Operations for Wheaton River Minerals Ltd.  From January 2004 to June 2005 he was an independent mining consultant and from June 2005 until July 2006 Mr. Bergen was General Manger of the Cantung Mine for North American Tungsten Corp.  Since August 2007 Mr. Bergen has been an independent mining consultant providing services to Scott Wilson RPA Inc., an international engineering consultancy firm.  Mr. Bergen’s experience includes open pit and underground gold and base metal mines and his responsibilities have ranged from mine technician to mine engineering and supervisory positions, including mine manager and Vice President, Operations.

Gordon Cummings, President, Chief Executive Officer and Director

Mr. Cummings is a Chartered Accountant.  From early 2000 until March 2006 Mr Cummings was an officer of the Horizons Funds Group, initially as Chief Financial Officer and then subsequently Chief Executive Officer and Director.  Horizons Funds is a Canadian group distributing public alternative investment funds. Mr Cummings was appointed Chief Financial Officer of Kimber in July 2006 and was subsequently appointed President and Chief Executive Officer effective November 1, 2007.

Lyn Davies, Chief Financial Officer

Mr. Davies is a Chartered Accountant with  over 25 years of finance experience, including senior finance roles with Canadian public listed companies, and public accounting experience with KPMG LLP and Grant Thornton LLP.  Mr. Davies has served as Chief Financial Officer of Kimber since November 2007.  From September 2003 to March 2004 he was Controller for GPS Industries Inc. and  from March 2004 to April 2005 he was Controller for Response Biomedical Corp. Between June 2005 and November 2007 Mr. Davies was a finance and accounting consultant.

Petrus H. Marius Maré, Vice-President, Exploration

Petrus (Marius) Maré is a registered Professional Geoscientist with over 20 years of experience in the mineral exploration industry. From January 2003 until February 2006 he was Senior Geologist with Placer Dome Inc. and from July 2006 until March 2007 he was Vice President Exploration for Nayarit Gold Inc.  Mr. Maré was President of Metals Creek Resources Inc. from March 2007 until Novemebr 2007 when he joined Kimber.

Peter B. Nixon, Chairman and Director

Mr. Nixon retired from Dundee Securities Corp. in 2000 and during the past 5 years his principal occupation has been as a corporate director for a number of public mining companies.  Mr. Nixon spent more than three decades in the investment industry, specializing in the natural resource sector.  He helped found the investment firm Goepel Shields & Partners and was subsequently President of the firm’s U.S. subsidiary. He later joined Dundee Securities, with the mandate to expand the company’s activities in the United States.

James J. Puplava, Director

For the past 28 years Mr. Puplava, CFP, has been the President of Puplava Financial Securities Inc. an investment advisory and money management firm in San Diego California, founded in 1985. Mr. Puplava is also President of Puplava Securities Inc. a Broker-Dealer and Member of NASD/SIPC.

Stephen P. Quin, Director

Mr. Quin is a professional geologist with 26 years of international experience in exploration and corporate development and has been President and CEO of Sherwood Copper Corporation since September, 2005.  From 1987 to August 2005 Mr. Quin was Executive Vice President of Miramar Mining Corporation.

Donald W. Young, Director

Mr. Young is a Chartered Accountant and was with the accounting firm of KPMG LLP from Sept 1976 until his retirement as a Partner in September 2005.  From February 2007 to the present time Mr. Young has provided management advisory services on effective business planning and financial matters as the principal of Clifftop Advisory Services Co., Prior to joining KPMG LLP Mr. Young worked for Placer Development Ltd. (now Barrick Gold Corporation).

Cease Trade Orders or Bankruptcies

None of the directors, officers or promoters are, or have been within the past five years from June 30, 2008, directors, officers or promoters of other reporting companies which, during the period such position was held, were struck from the registry of the British Columbia Registrar of Companies or whose securities were the subject of a cease trading order or suspension order or order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days.

None of the directors, officer or promoters are, or have been within the past five years from June 30, 2008, directors, officers or promoters of other issuers which were declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that issuer.  None of the directors, officers or promoters during the past five years were declared bankrupt or made a voluntary assignment in bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

B. Compensation

The following table sets forth all compensation paid by Kimber to its directors and members of its administrative, supervisory or management bodies during its fiscal year ended June 30, 2008.

Name and Principal Position	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
				Awards		Payouts
	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/SARs Granted (#)	Restricted Shares/Units Awarded ($)	LTIP Payouts ($)
Leanne M. Baker Director	Nil	Nil	$27,000	50,000	Nil	Nil	Nil
R. Dennis Bergen Director	Nil	Nil	$31,000	50,000	Nil	Nil	Nil
Gordon Cummings President, Chief Executive Officer & Director [1]	$191,665	$53,250	$4,200	500,000	Nil	Nil	Nil
Lyn B. Davies Chief Financial Officer [2]	$75,284	Nil	$1,400	125,000	Nil	Nil	Nil
Frederick T. Graybeal Director	Nil	Nil	$4,167	50,000	Nil	Nil	Nil
Michael E. Hoole Former Vice-President, & Secretary [3]	$279,208	Nil	$10,023	50,000	Nil	Nil	$203,147
Robert V. Longe Former President, CEO & Director [4]	$54,604	Nil	$18,062	Nil	Nil	Nil	$339,657
Petrus H. Marius Maré VicePresident, Exploration [5]	$106,989	Nil	Nil	275,000	Nil	Nil	Nil
Peter B. Nixon Director	Nil	Nil	$34,333	50,000	Nil	Nil	Nil
James J. Puplava, Director	Nil	Nil	$24,000	30,000	Nil	Nil	Nil
Stephen P. Quin Director	Nil	Nil	$33,000	50,000	Nil	Nil	Nil

J. Byron Richards Former Vice-President, Engineering [6]	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Abraham Urias, Secretary of Kimber Resources de Mexico	$100,056	Nil	Nil	30,000	Nil	Nil	Nil
Donald W. Young Director	Nil	Nil	$8,333	50,000	Nil	Nil	Nil

[1]	Mr. Cummings was appointed President & Chief Executive Officer effective November 1, 2007. Prior to that he was Chief Financial Officer of Kimber.
[2]	Mr. Davies was appointed Chief Financial Officer on November 12, 2007. Prior to that he provided financial services to Kimber on contract.
[3]

Mr. Hoole was paid $170,000 as salary through February 28, 2008 plus an additional $109,208 salary continuance pursuant to a Settlement Agreement dated April 26, 2007. In addition, upon termination of his employment Mr. Hoole was paid $10,023 for unused earned vacation and $203,147 pursuant to the Settlement Agreement dated April 26, 2007.  Subsequent to the termination of Mr. Hoole’s employment he was paid $51,812 for consulting services from March 1, 2008 to June 30, 2008.

[4]	Mr. Longe was paid $54,604 as salary through October 31, 2007, $18,062 for unused earned vacation and $339,657 pursuant to a Settlement Agreement dated April 26, 2007.
[5]	Mr. Maré was appointed Vice President, Exploration on November 18, 2007.
[6]

JB Engineering Ltd. was paid $99,827 for the services of Mr. Richards as Vice President, Engineering until January 31, 2008, and $78,675 for the consulting services of Mr. Richards from February 1, 2008 to June 30, 2008.

Kimber does not have a pension plan, retirement fund or similar benefits plan or other arrangement for non-cash compensation to the directors or senior officers of Kimber, with the exception of incentive stock options.

Kimber has a Change of Control Agreement with Gordon Cummings, its President and Chief Executive Officer, dated April 26, 2007, and amended by agreement dated September 25, 2007.  That agreement provides for payment to this officer of 24 months salary, plus the costs to Kimber of the benefits provided by Kimber to him, in the event of his resignation after a material adverse change in his position occurring within 12 months following a change in control of Kimber or dismissal by Kimber of this officer without cause within 12 months following a change in control of Kimber.

In addition Kimber has an employment contract with Petrus H. Marius Maré, Vice President, Exploration which provides, among other things, that Kimber will pay to Mr. Maré:

1.

18 months base salary if (i) there is a change of control of Kimber, (ii) there is a material adverse change in his position within 12 months following the change of control and (iii) he resigns within 90 days following becoming aware of the material adverse change in his position; or

2.

9 months base salary if his employment is unilaterally terminated by Kimber without cause in the absence of a change of control of Kimber having occurred

Also, Kimber has an employment contract with Lyn B. Davies which provides, among other things, that Kimber will pay to Mr. Davies:

1.

12 months base salary if (i) there is a change of control of Kimber, (ii) there is a material adverse change in his position within 12 months following the change of control and (iii) he resigns within 90 days following becoming aware of the material adverse change in his position; or

2.

6 months base salary if his employment is unilaterally terminated by Kimber without cause in the absence of a change of control of Kimber having occurred.

Kimber does not currently have any benefit plans.

On October 31, 2007 Robert V. Longe retired as President and CEO of Kimber. By Settlement Agreement dated April 26, 2007 Kimber settled any claims which he may have had in respect to a Change of Control Agreement with him dated January 13, 2004.  Pursuant to that Settlement Agreement Mr. Longe was paid, in lieu of three (3) years salary and benefits Kimber had agreed to pay him under his  Change of Control Agreement, two (2) years salary and benefits ($339,657) plus the value of any unused vacation on the date of retirement ($18,062).

On February 28, 2008 Michael E. Hoole resigned as Vice President and Secretary of Kimber. By Settlement Agreement dated April 26, 2007 Kimber settled any claims which he may have had arising out of his resignation dated January 23, 2007 pursuant to a Change of Control Agreement with him dated January 13, 2004.  Pursuant to that Settlement Agreement Mr. Hoole agreed to remain as Vice President and Secretary of Kimber until February 28, 2008 and, in lieu of three (3) years salary and benefits which Kimber had agreed to pay him pursuant to his Change of Control Agreement, he was paid two (2) years salary and benefits ($339,657) in the form of salary continuance for the period May 1, 2007 to February 28, 2008 and the balance of the said amount upon ceasing to be an officer and employee.  In addition Kimber paid Mr. Hoole $1,000/day for each day that he worked for Kimber.  Mr, Hoole was also paid the value of any unused vacation on April 30, 2007 $10,023.  Mr. Hoole continues to provide consulting services to Kimber.

C. Board Practices

The Board of Directors consists of eight (8) directors, six of whom were elected at a meeting of the shareholders of Kimber on December 12, 2007 for a one year term.  Two (2) Directors, Dr. Frederick Graybeal and Mr. Donald Young, were appointed on February 5, 2008 to fill vacancies on the Board created by the resignations of Dr. Keith Barron and Mr. Larry Bell, who had been re-elected for a one (1) year term on December 12, 2007.

Pursuant to Section 224 of the Business Corporations Act (British Columbia), Kimber is required to have an Audit Committee.  As at September 25, 2008, the members of the Audit Committee are Donald Young, Dennis Bergen and Peter Nixon.  The Business Corporations Act requires the directors of a public company to elect from among their number a committee composed of not fewer than three directors, of whom a majority must not be officers or employees of Kimber or an affiliate of Kimber.  The election must occur at the first meeting of the directors following each annual general meeting, and those elected will hold office until the next annual general meeting.  Section 225 provides that before the annual financial statements are published, the financial statements and the auditors report must be submitted to the audit committee for review with the auditor, and, after that, the report of the audit committee on the financial statement must be submitted to the directors.  Section 224(5) provides that the auditor must be given notice of, and has the right to appear before and to be heard at, every meeting of the audit committee, and must appear before the audit committee when requested to do so by the committee.  Finally, section 224(6) provides that on the request of the auditor, the chair of the audit committee must convene a meeting of the audit committee to consider any matters the auditor believes should be brought to the attention of the directors or shareholders.

The Directors have established a Compensation Committee and as at September 25, 2008 the members of Kimber’s Compensation Committee are Stephen Quin, Frederick Graybeal and Peter Nixon.  The mandate established for the Compensation Committee is for the purposes of:

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

D. Employees

Kimber has a total of 9 employees in Canada and 43 employees in Mexico as of September 25, 2008.

At Kimber’s head office in Vancouver, there are 7 full-time employees and 2 part-time employee as at September 25, 2008. These numbers include 3 members of senior management and 2 full time employees who provide technical expertise in Kimber’s engineering, geology and environmental and community relations areas. One part-time employee has a separate office in Vancouver and Mexico and provides legal services relating to operations in Mexico. All employees are non-union and Kimber is not subject to any collective bargaining agreements.

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

E. Share Ownership

With respect to the persons referred to above in “Item 6B – Compensation”, the following table discloses the number of Common Shares (each Common Share possessing identical voting rights) beneficially held by such persons, including the percentage of the Shares outstanding as at September 25, 2008, being 62,086,620.

Name and Title	No. of Shares	Percent of Shares Outstanding	No. of Options
Leanne M. Baker Director	75,000	0.12%	100,000
R. Dennis Bergen Director	0	0%	160,000
Gordon Cummings President and Chief Executive Officer and former Chief Financial Officer	15,000	0.02%	775,000
Lyn B. Davies Chief Financial Officer	0	0%	125,000
Frederick T. Graybeal Director	0	0%	50,000
Michael E. Hoole[1] Former Vice-President & Secretary			250,000

Robert V. Longe[1] Former President, CEO & Director			0
Petrus H. Maré Vice President, Exploration	0	0%	275,000
Peter B. Nixon Director	20,000	0.03%	100,000
James J. Puplava Director	5,787,656	9.3%	220,000
Stephen P. Quin Director	0	0	100,000
J. Byron Richards[1] Former Vice-President, Engineering			190,000
Abraham Urias, Secretary of Kimber Resources de Mexico	0	0	135,000
Donald W. Young Director	0	0%	50,000

Notes:
(1)The number of Shares, if any, owned by these former officers is unknown.

Incentive Stock Options

The following table discloses the stock options beneficially held by the aforementioned persons, as at September 25, 2008.  The stock options are for Common Shares of Kimber:

Name of Person	Number of Shares Subject to Issuance	Exercise Price per Share	Expiry Date
Leanne M. Baker	50,000	$2.59	November 9, 2011
Leanne M. Baker	50,000	$0.79	February 12, 2013
R. Dennis Bergen	25,000	$2.05	January 16, 2009
R. Dennis Bergen	5,000	$2.14	October 6, 2009
R. Dennis Bergen	50,000	$1.50	December 7, 2010
R. Dennis Bergen	30,000	$1.95	April 12, 2012
R. Dennis Bergen	50,000	$0.79	February 12, 2013
Gordon Cummings	150,000	$2.40	July 18, 2011
Gordon Cummings	125,000	$1.95	April 12, 2012
Gordon Cummings	400,000	$0.86	September 28, 2012
Gordon Cummings	100,000	$0.79	February 12, 2013
Lyn B. Davies	125,000	$0.78	November 29, 2012
Frederick T. Graybeal	50,000	$0.79	February 12, 2013
Michael E. Hoole	100,000	$2.14	October 6, 2009
Michael E. Hoole	50,000	$1.65	September 19, 2010
Michael E. Hoole	50,000	$2.59	November 9, 2011
Michael E. Hoole	50,000	$0.79	February 12, 2013
Robert V. Longe	0

Petrus H. Maré	275,000	$0.78	November 29, 2012
Peter B. Nixon	50,000	$1.95	April 12, 2012
Peter B. Nixon	50,000	$0.79	February 12, 2013
James J. Puplava	130,000	$2.14	October 6, 2009
James J. Puplava	10,000	$1.65	September 19, 2010
James J. Puplava	30,000	$1.95	April 12, 2012
James J. Puplava	50,000	$0.79	February 12, 2013
Stephen P. Quin	50,000	$2.67	December 18, 2011
Stephen P. Quin	50,000	$0.79	February 12, 2013
J. Byron Richards	90,000	$2.14	October 6, 2009
J. Byron Richards	50,000	$1.65	September 19, 2010
J. Byron Richards	50,000	$1.95	April 12, 2012
Abraham Urias	50,000	$2.05	Jan. 16, 2009
Abraham Urias	75,000	$1.80	Dec. 8, 2009
Abraham Urias	30,000	$1.65	Sept. 19, 2010
Abraham Urias	30,000	$1.95	April 12, 2012
Donald W. Young	50,000	$0.79	February 12, 2013

Kimber has two (2) stock option plans, the Kimber Resources Inc. 2002 Stock Option Plan (the “2002 Plan”) and the Kimber Resources Inc. 2007 Stock Option Plan (the “2007 Plan”), the latter of  which was adopted on December 12, 2007. Since the adoption of the 2007 Plan no further options have been or will be issued  under the 2002 Plan however all options outstanding will remain in effect until they expire, are exercised, or are cancelled.  The 2007 Plan provides for the issuance of stock options to acquire up to a total of 10% of the Common Shares outstanding from time to time.  As at September 25, 2008 options to acquire 1,957,362 Common Shares may be issued for a period not exceeding five years, subject to standard anti-dilution adjustments. The directors may, from time to time, appoint an administrator (the “Administrator”) for the purposes of administering the Option Plan.

The subscription price at which a stock option may be exercised shall be:

(a)

the closing price for the Common Shares on the TSX on the last trading day before the date of the grant, if the Common Shares are listed on the TSX, and if the Common Shares are not listed on the TSX, then the closing price for the Common Shares on the stock exchange on which they are listed, if any, on the last trading day before the Date of Grant; or

(b)

if the Board determines that the subscription price determined in accordance with paragraph (a) above is not a representative price, the weighted average of the trading prices for the Common Shares on the five trading days before the date of the grant, subject to the approval of any stock exchange having jurisdiction.

If on the date of the grant of an option, the Common Shares are listed on a stock exchange and the policies of such exchange permit the Board to establish a subscription price for such option at a discount to the trading price or prices referred to in paragraphs (a) and (b) above, then the Board may, at its sole discretion, establish a subscription price that reflects a discount, up to the maximum discount so permitted.  The directors have never established a subscription price for such option at a discount to the trading price or prices referred to in paragraphs (a) and (b) above.

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

If a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of Shares in respect of which that stock option expired or terminated shall again be available to be granted pursuant to the 2007 Plan.

The number of Shares: (i) issued to insiders, within any one year period; and (ii) issuable to insiders at any time, under the 2007 Plan and under all other security based compensation arrangements of Kimber, if any, can not exceed 10% of the number of Common Shares that are outstanding from time to time.

The 2007 Plan provides that other terms and conditions may be attached to a particular stock option.

Prior to the issuance of Kimber’s Common Shares for any exercise of stock options, the Common Shares must be fully paid for.  Kimber will not provide financial support to assist holders in exercising their stock options.

The 2007 Plan provides that stock options may be granted to any person who is a director, employee, management company employee, consultant or officer as those terms are defined in the 2007 Plan  The directors may from time to time amend the 2007 Plan and may seek shareholder approval for such amendments as required by law or under the policies of the TSX and any regulatory authority.  Disinterested shareholder approval must be obtained if Kimber proposes to decrease the exercise price of previously granted stock options to insiders and/or extend the term of any option held by an insider of Kimber at the time of such extension.

As the 2007 Plan does not have a fixed maximum number of Common Shares issuable under it, the TSX requires that every three years after its institution, all unallocated options, rights or other entitlements under the 2007 Plan  must be approved by a majority of Kimber's directors and the disinterested shareholders unless the aggregate of Kimber’s Common Shares;

i) issued to Kimber’s insiders, within any one year period, and

ii) issuable to Kimber’s insiders, at any time,

 under the 2007 Plan, or when combined with all of the Kimber’s other security based compensation arrangements, could not exceed 10% of Kimber’s total issued and Common Shares.

“Disinterested shareholders” are shareholders of Kimber other than the insiders and their associates to whom stock options may be issued under the 2007 Plan.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of September 25, 2008, to the best of Kimber’s knowledge the following table sets forth the beneficial ownership of each major shareholder, defined as beneficial owners of 5% or more of Kimber’s issued and outstanding Common Shares,  being 62,086,620.

Identity of Person or Group	No. of Shares	Percent of Shares Outstanding
Sprott Asset Management Inc.	8,285,998	13.3%
James J. Puplava	5,787,656	9.3%
Fidelity Select Portfolios: Gold Portfolio	3,888,000	6.3%

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

58.4 % of the outstanding Common Shares of Kimber are registered in the name of 16 people and entities having addresses in Canada.

B. Related Party Transactions

None of the directors, officers or principal shareholders of Kimber, nor any family members of the directors, officers or principal shareholders, have any material interest, direct or indirect in any transactions in which Kimber participated during the period commencing July 1, 2008 and ending on the date hereof which transactions were material to Kimber, or its subsidiary, except as stated elsewhere in this Annual Report or as indicated below.  See Item 6B – Directors, Senior Management and Employees - Compensation.  None of the directors, officers or principal shareholders of Kimber, or family members of the directors, officers or principal shareholders of Kimber, were involved in any transaction with Kimber, or subsidiary, that was unusual in its nature or conditions, involving goods, services, or tangible or intangible assets except as herein disclosed.

Directors and officers of Kimber were paid an aggregate of $1,098,475 during the year ended June 30, 2008 for wages, directors’ fees, consulting, legal, accounting and administrative services.  These transactions have occurred in the normal course of operations and were measured at the exchange amount, which is that amount of consideration established and agreed to by the related parties.

During the year ended June 30, 2008, fees of $178,502 were paid to J.B. Engineering Ltd (2007 - $155,967).  Mr. J. Byron Richards is a principal of J.B. Engineering Ltd. and was an officer of Kimber until January 31, 2008

During 2006, commissions of $234,850 were paid to Puplava Securities Inc. (“PSI”). James Puplava, a principal at PSI, and Dr. Leanne Baker, a registered representative with PSI, are both Directors of Kimber.

C. Interests of Experts and Counsel

Not Applicable

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

Attached hereto are the audited financial statements of Kimber for the year ended June 30, 2008 and 2007, which were prepared by management and have been audited by Kimber’s auditors, D&H Group LLP.  Also attached are the audited financial statements of Kimber for the fiscal years ended June 30, 2006, which were audited by Kimber’s auditors, D&H Group LLP.

The financial statements are accompanied by auditors’ reports and related notes.  See ITEM 17. -FINANCIAL STATEMENTS.

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

On September 12, 2006 an employee of Minera Monterde was involved in a road collision with a group of cyclists while driving a truck owned by the subsidiary. $89,401 was paid in December 2006 to the Mexican authorities in respect of this matter.  Kimber does not believe that there will be any further legal liability in relation to this incident but has not yet received formal releases from all potential claimants.

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

B. Significant Changes

Since June 30, 2008, the date of the most recent consolidated financial statements, no significant changes have occurred that have not been disclosed elsewhere in this Annual Report.

ITEM 9. THE OFFERING AND LISTING

Not Applicable

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not Applicable

B. Notice of Articles and Articles.

On December 12, 2007 the shareholders of Kimber approved amendments to the Articles (see ITEM 19. EXHIBITS for a copy of the revised Articles.

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

The borrowing powers set forth in the Articles can be varied by amending the Articles.  Section 9.4 of the Articles and Section 259 of the Business Corporations Act (British Columbia) have the effect of requiring a special resolution to be adopted by Kimber and a notice of alteration to the notice of articles to be filed with the Registrar of Companies for the Province of British Columbia to amend the Articles.  A special resolution is a resolution passed by a majority of not less than three quarters of the votes cast by those members of a company who, being entitled to do so, vote in person or by proxy at a general meeting of Kimber, or consented to in writing by every member of a company who would have been entitled to vote in person or by proxy at a general meeting of Kimber.  Under the Business Corporations Act (British Columbia), an ordinary resolution of shareholders requires approval by a majority of the votes cast at a meeting of shareholders, present in person or represented by proxy.

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

The Investment Canada Act (the “Act”), enacted on June 20, 1985, applies to any  “acquisition of control” of Canadian businesses by non-Canadians, as defined in the Act. Certain acquisitions of control, discussed below, are reviewed by the Government of Canada. The term “acquisition of control” is defined as any one or more non-Canadian persons acquiring all or substantially all of the assets used in carrying on the Canadian business, or the acquisition of the voting shares of a Canadian corporation carrying on the Canadian business or the acquisition of the voting interests of an entity carrying on the Canadian business. The acquisition of the majority of the outstanding shares of another entity is deemed to be an “acquisition of control” of that entity. The acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an “acquisition of control” of a corporation unless it can be established that the purchaser does not in fact  control the corporation through the ownership of voting shares.

An investment requiring notification and review is any direct acquisition of a Canadian business with assets of CDN$5,000,000 or more (subject to the comments below on World Trade Organization (“WTO”) investors or any indirect acquisition of a Canadian business (i.e., acquisition of a Canadian business as a result of the acquisition of its non-Canadian parent) (subject to the comments below on WTO investors) where the purchaser acquires control of entities in Canada having assets valued at CDN$50,000,000 or more.  In addition, specific acquisitions or new businesses in designated types of business activities related to Canada’s cultural heritage or national identity could be reviewed if the Government of Canada considers that it is in the public interest to do so, and in some circumstances may be prohibited.

The Act was amended with the implementation of the Agreement establishing the WTO to provide for special higher review thresholds for “WTO investors”, as defined in the Act. “WTO investor” generally means (i) an individual, other than a Canadian, who is a national of a WTO member (such as, for example, the United States), or who has the right of permanent residence in relation to that WTO member, (ii) governments of WTO members, and (iii) entities that are not Canadian controlled, but which are WTO investor controlled, as determined by rules specified in the Act. The higher review thresholds for WTO investors do not apply, and the general rules described above do apply, to the acquisition of control of certain types of businesses specified in the Act (the “sensitive sector businesses”), including a business that engages in the production of uranium and owns an interest in a producing uranium property in Canada. If the WTO investor rules apply and Kimber is not engaged at the time of the investment in any “sensitive sector” businesses,, an investment in the shares of Kimber by or from a WTO investor will be reviewable only if it is an investment to acquire control of Kimber and the value of the assets of Kimber is equal to or greater than a specified amount (the “WTO Review Threshold”). The WTO Review Threshold is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada.  The 2008 WTO Review Threshold is CDN$295,000,000.

If any non-Canadian, whether or not a WTO investor, acquires control of Kimber, but the transaction is not reviewable as described above, the non-Canadian is required to notify the Canadian government and to provide certain basic information relating to the investment.  This notification may be filed up to 30 days following the acquisition.A non-Canadian, whether or not a WTO investor, is also required to provide a notice to the government on the establishment of a new Canadian business. If the business of Kimber is then a prescribed type of business activity related to Canada’s cultural heritage or national identity, and if the Canadian government considers it to be in the public interest to do so, then the Canadian government may give notice in writing within 21 days requiring the investment to be reviewed.

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

The Minister will then determine whether the investment is likely to be of net benefit to Canada, taking into account the information provided and having regard to certain factors of assessment where they are relevant. Some of the factors to be considered are (i) the effect of the investment on the level and nature of economic activity in Canada, including the effect on employment, on resource processing, and on the utilization of parts, components and services produced in Canada; (ii) the effect of the investment on exports from Canada; (iii) the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms or would form a part; (iv) the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada; (v) the effect of the investment on competition within any industry or industries in Canada; (vi) the compatibility of the investment with national industrial, economic and cultural policies taking into consideration industrial, economic and cultural objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and (vii) the contribution of the investment to Canada’s ability to compete in world markets.  Investments by foreign state-owned enterprises or sovereign wealth funds may be subject to additional scrutiny in respect of such factors as their commercial orientation, corporate governance practices and commitment to transparency and disclosure.

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

E. Taxation

A brief description of certain provisions of the tax treaty between Canada and the United States (the “Convention”) is included below, together with a brief outline of certain Canadian federal income tax considerations pursuant to the Income Tax Act (Canada) (the “Canadian Tax Act”), including withholding provisions, generally applicable to a holder of Common Shares of Kimber who, for the purposes of the Canadian Tax Act and the Convention, is not a resident of Canada but is a resident of the United States. This summary is not exhaustive of all of the Canadian federal income tax considerations nor does it take into account or anticipate any provincial, territorial or foreign tax considerations arising from the acquisition, ownership or disposition of Common Shares of Kimber.

THE FOLLOWING INFORMATION IS GENERAL AND SECURITY HOLDERS SHOULD SEEK THE ADVICE OF THEIR OWN TAX ADVISORS, TAX COUNSEL OR ACCOUNTANTS WITH RESPECT TO AN INVESTMENT IN THE COMMON SHARES OF KIMBER HAVING REGARD TO THEIR PARTICULAR CIRCUMSTANCES.  NO OPINION WAS REQUESTED BY KIMBER, OR IS PROVIDED BY ITS LEGAL COUNSEL AND/OR AUDITORS.

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of Common Shares of Kimber for a shareholder of Kimber who, for the purposes of the Tax Act and the Convention, and at all relevant times, is not a resident of Canada but is a resident of the United States and will acquire and hold Common Shares of Kimber as capital property (a “Non-Resident”). This summary does not apply to a shareholder who carries on business in Canada through a “permanent establishment” situated in Canada or who has a fixed base in Canada for the purposes of performing independent personal services if the shareholder’s Common Shares of Kimber form part of the business property of such permanent establishment or pertain to such fixed base.  This summary is based on the provisions of the Canadian Tax Act and the regulations thereunder in force as of the date hereof and on an understanding of the current administrative practices of Canada Revenue Agency, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is general only and is not a substitute for independent advice from a shareholder’s own Canadian and U.S. tax advisors.

The provisions of the Canadian Tax Act are subject to income tax treaties to which Canada is a party, including the Convention.

Dividends on Common Shares

Under the Canadian Tax Act, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25 percent on dividends paid or deemed to have been paid to such non-resident by a corporation resident in Canada. The Convention limits the rate to 15 percent for a Non-Resident if the dividends are beneficially owned by and paid to such Non-Resident and limits the rate to 5 percent if the Non-Resident is also a corporation that beneficially owns at least 10 percent of the voting stock of the payor corporation.

The amount of a stock dividend (for tax purposes) would generally be equal to the greater of the amount by which the paid-up or stated capital of Kimber had increased by reason of the payment of such dividend and the fair market value of the share or shares paid as a stock dividend. The Corporation will furnish additional tax information to shareholders in the event of such a dividend.

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

The tax payable on dividends is to be withheld at source by Kimber or people acting on its behalf. Kimber is liable for the amount of the tax, penalties and interest if it fails to so withhold. The shareholder is liable in any event if Kimber fails to withhold.

Dispositions of Common Shares

Under the Canadian Tax Act, a taxpayer’s capital gain or capital loss from a disposition of Common Shares of Kimber is the amount, if any, by which the proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of the adjusted cost base of such Common Shares and reasonable expenses of disposition. The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties. The taxable capital gain (or loss) is fifty percent of a capital gain (or loss) and is included in income. The amount by which a shareholder’s capital loss exceeds the capital gain in a year may be deducted from a capital gain realized by the shareholder in the three previous years or any subsequent year, subject to certain restrictions.

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of “taxable Canadian property.” Common Shares of Kimber will constitute taxable Canadian property of a shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the 60 month period immediately preceding the disposition the shareholder or persons with whom the shareholder does not deal at arm’s length, or any combination thereof, owned 25% or more of the issued shares of any class or series in the capital stock of Kimber.

The Convention relieves Non-Residents from liability for Canadian tax on capital gains derived on a disposition of shares unless:

(a)

the value of the shares is derived principally from “real property” situated in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production,

(b)

the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by the shareholder when he or she ceased to be resident in Canada,

(c)

the shares formed part of the business property of a “permanent establishment” that the shareholder has or had in Canada within the 12 months preceding the disposition, or

(d)

the shares pertained to a fixed base which is or was available to the shareholder within the 12 months preceding the disposition for the purpose of performing independent personal services.

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

Distributions on Common Shares of Kimber

U.S. Holders receiving distributions (including constructive distributions) with respect to Common Shares of Kimber are required to include in gross income as dividends for U.S. federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that Kimber has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Canadian income tax withheld from distributions may result in a credit or deduction for United States federal income tax purposes.  See more detailed discussion at “Foreign Tax Credit” below. To the extent that distributions from Kimber exceed current or accumulated earnings and profits of Kimber, such distributions will not be treated as dividends but will instead be treated first as a return of capital, to the extent of the U.S. Holder’s adjusted basis in the Common Shares, and thereafter as gain from the sale or exchange of the Common Shares of Kimber. See more detailed discussion at “Disposition of Common Shares of Kimber” below.  In general, dividend distributions are taxed as ordinary income.  At present, such dividends may be subject to a preferential tax rate for individuals, estates and trusts of no more than 15% if such dividends are “qualified dividends”.  However, this preferential tax rate may not be available if Kimber is, or was, a Passive Foreign Investment Company (“PFIC”). See Passive Foreign Investment Company discussion below.

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

There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s U.S. income tax liability that the U.S. Holder’s “foreign source” income bears to his or its worldwide taxable income. In applying this limitation, the various items of income and deduction must be classified as either “foreign source” or “U.S. source.” Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income. Effective for tax years beginning after December 31, 2006, there will generally be only two specific classes of income for purposes of calculating foreign tax credit limitations, a passive category and a general category.  Dividends distributed by Kimber will generally constitute “foreign source” income, and will generally be classified as “passive income” for most U.S. Holders.

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

Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation. Deductions for net capital losses are subject to significant limitations. For U.S. Holders that are not corporations, any unused portion of such net capital loss may be carried forward to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations, an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.  The availability of preferential tax rates on capital gains is subject to Kimber’s status as a PFIC. See Passive Foreign Investment Company discussion below.

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

The classification of Kimber as a CFC would effect many complex results, including that 10% Shareholders of Kimber would generally (i) be treated as having received a current distribution of their pro rata shares of Kimber’s “Subpart F income” and (ii) be subject to current U.S. federal income tax on their pro rata shares of Kimber’s earnings invested in “U.S. property.” The foreign tax credit may reduce the U.S. federal income tax on these amounts for such 10% Shareholders who are corporations.  See more detailed discussion at “Foreign Tax Credit” above. In addition, under Section 1248 of the Code, gain from the sale or other taxable disposition of Common Shares of Kimber by a U.S. Holder that is or was a 10% Shareholder at any time during the five-year period ending with the sale is treated as ordinary (dividend) income to the extent of earnings and profits of Kimber attributable to the Common Shares sold or exchanged while Kimber was a CFC..

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

If Kimber is a CFC for a given year, the non-U.S. corporate subsidiaries of Kimber may also be CFC’s with the consequences to 10% Shareholders generally as described above.

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

A U.S. Holder who holds stock directly or indirectly in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. federal income taxation under one of three alternative tax regimes at the election of each such U.S. Holder. The following is a discussion of such three alternative tax regimes applied to such U.S. Holders of Kimber. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a CFC (as defined above) and a U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation. See more detailed discussion at “Controlled Foreign Corporation” above.

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

The following is information regarding Kimber’s wholly owned subsidiaries:

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In summary, the principal market risks which Kimber is exposed to are changes in the price of gold and silver and adverse movements in foreign exchange rates.  Kimber uses the Canadian dollar as its reporting currency and is therefore exposed to foreign exchange movements in the United States Dollar and the Mexican Peso. For more detailed disclosure of industry risks please see above ‘Item 3 D Risk Factors – Industry Risks’.

During the financial year and up to the date of this report Kimber has not used financial instruments to reduce its exposure to market risks.  Additional disclosure on financial instruments held by Kimber at June 30, 2008 is contained in note 2 ‘Financial instruments’ to the financial statements.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not Applicable

B. Warrants and Rights

On March 11, 2008, Kimber issued 4,000,000 Warrants in connection with a unit offering consisting of one Common Share and one half warrant.  Each Warrant entitles the holder upon exercise to purchase one Common Share of Kimber for an exercise price of $1.25 until March 11, 2010.  The Warrants do not carry any voting rights and are not transferable.

On September 24, 2008, Kimber issued 2,000,000 Warrants in connection with a unit offering consisting of one Common Share and one half warrant.  Each Warrant entitles the holder upon exercise to purchase one Common Share of Kimber for an exercise price of $1.80 until September 24, 2010.  The Warrants do not carry any voting rights and are not transferable.

C. Other Securities

Not Applicable

D. American Depository Shares

Not Applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

ITEM 15. CONTROLS AND PROCEDURES

Kimber, under the supervision and with the participation of Kimber’s management, including its Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of Kimber’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of June 30, 2008.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in Kimber’s reports filed or submitted under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in Kimber’s reports filed under the Securities Exchange Act is accumulated and communicated to management, including Kimber’s Chief Executive Officer and Kimber’s Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Based upon this evaluation, Kimber’s Chief Executive Officer and Chief Financial Officer concluded that Kimber’s disclosure controls and procedures were effective as of June 30, 2008.

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Securities Exchange Act Rule 13a-15(f).  Kimber’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  Kimber’s internal control over financial reporting includes those policies and procedures that:  (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements inaccordance with U.S. generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of Kimber’s management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Kimber’s management, including its Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of Kimber’s internal control over financial reporting as of June 30, 2008.  In making its assessment of internal control over financial reporting, Kimber’s management used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on this assessment, Kimber’s management concluded that Kimber’s internal control over financial reporting was effective.

There has been no change in Kimber’s internal control over financial reporting during the financial year ended June 30, 2008 that has materially affected, or is reasonably likely to materially affect, Kimber’s internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Donald Young serves as chair of the audit committee of Kimber’s Board of Directors. The Board of Directors has determined that Donald Young satisfies the criteria for an audit committee financial expert under the Securities Exchange Act. The SEC has indicated that the designation of Donald Young as an audit committee financial expert does not make Donald Young an “expert” for any purpose, impose any duties, obligations or liability on Donald Young that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee. Mr. Young is “independent” as defined in Section 803 of the listing standards of the American Stock Exchange.

ITEM 16B. CODE OF ETHICS

Kimber’s Code of Conduct is available on Kimber’s website at www.kimberresources.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

Kimber’s audit committee appointed D&H Group LLP (“D&H Group”) as independent auditors to audit Kimber’s financial statements for the fiscal year ended June 30, 2008. The aggregate fees billed by D&H Group for professional services rendered and expenses for the audit of our annual financial statements included in this Annual Report during the fiscal year ended June 30, 2008 were $55,000 and $45,690 during the fiscal year ended June 30, 2007.  The services provided by D&H Group included performance of the audit of Kimber’s financial statements and the reconciliation of Canadian and U.S. GAAP.  During the fiscal year ended June 30, 2008, the aggregate fees billed for assurance and related services by D&H Group relating to our quarterly financial statements were $22,620 and $9,850 during the fiscal year ended June 30, 2007.  The services provided by D&H Group included attendance at Audit Committee meetings and discussions with management.

Tax Fees

During the fiscal year ended June 30, 2008, the aggregate fees billed for tax compliance, tax advice and tax planning by D&H Group were $1,900 and $1,900 during the fiscal year ended June 30, 2007.  The services provided by D&H Group included the preparation of Canadian corporate income tax returns, Information Returns in Respect of Controlled Foreign Affiliates and forms in respect of Transactions with Non-Resident Persons.

All Other Fees

During the fiscal year ended June 30, 2008, the aggregate fees billed by D&H Group for other non-audit professional services, other than those services listed above, totalled $5,130 and $450 during the fiscal year ended June 30, 2007.  The services provided by D&H Group were for the auditor’s consent in respect of filing Form F-3

Effective May 6, 2003, the Securities and Exchange Commission adopted rules that require that before D&H Group is engaged by Kimber or our subsidiaries to render any auditing or permitted non-audit related service, the engagement be approved by the audit committee; or entered into pursuant to pre-approval policies and procedures established by the audit committee, provided the policies and procedures are detailed as to the particular service, the audit committee is informed of each service, and such policies and procedures do not include delegation of the audit committee’s responsibilities to management.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None

PART III

ITEM 17. FINANCIAL STATEMENTS

The financial statements were prepared in accordance with Canadian GAAP and are presented in Canadian dollars.  There are material differences between U.S. GAAP and Canadian GAAP.

The financial statements are in the following order:

1.

Auditors' Reports;

2.

Consolidated Balance Sheets;

3.

Consolidated Statements of Operations and Deficit;

4.

Consolidated Statements of Cash Flows;

5.

Consolidated Schedule of Unproven Mineral Right Interests; and

6.

Notes to the Consolidated Financial Statements.

ITEM 18. FINANCIAL STATEMENTS

Not Applicable

ITEM 19. EXHIBITS

The exhibits included in this Form 20-F are in the following order:

1.

Articles of Incorporation and Bylaws

Amended Articles approved by the shareholders of Kimber on December 12, 2007.

3.

Voting Trust Agreements

Not Applicable

4.

Material Contract

Except for contracts made in the ordinary course of Kimber's business, the following are the material contracts to be performed in whole or in part on or after the date of filing this Form 20-F or entered into by Kimber or Minera Monterde within two years before the date of this Form 20-F:

a.

Intentionally left blank

b.

Intentionally left blank

c.

Intentionally left blank

d.

Intentionally left blank

e.

Carried Interest Agreement dated February 18, 2000 among Kimber, Thorne International Ltd. and Minera Ayutla S. A. de C. V.   This agreement provides that Thorne and Ayutla will give assistance to Kimber in the acquisition of the Monterde Property and the provision of Common Shares to them, which has been completed.  If Kimber elects to abandon the Monterde Property Kimber has an obligation to convey it to Thorne and Ayutla.1

f.

Intentionally left blank

g.

Temporary Occupation of Ejido Land Agreement dated July 13, 2004 between the Ejido Monterde, represented by the members of its board of directors, Blas Quezada Ozuna, Ramon Balois Munoz, Miguel Palacios Trias, and Manuel Quezada Ponce and Minera Monterde.  This agreement grants Minera Monterde the right to use and occupy Ejido Monterde lands for the purpose of exploration, development and mining.  Kimber has the obligation to pay annual rent to the Ejido Monterde at an annual rate to be established by the Mexican governments Institute for the Administration Appraisal of National Assets (“INDABIN”).1

h.

Intentionally left blank

i.

Intentionally left blank

j.

Intentionally left blank

k.

Intentionally left blank

l.

Transfer Agent, Registrar and Dividend Disbursing Agent Agreement dated as of the 29th day of April 2002 between Kimber and Computershare Trust Company of Canada.  This agreement provides for the provision of transfer agent services by Computershare Investor Services Inc., the successor company to Computershare Trust Company of Canada.1

m.

Stock Option Plan dated for reference March 28, 2002, as amended by Shareholder resolutions passed December 10, 2003.  This stock option plan was established to recognize contributions made by directors, officers, employees, management company employees and consultants and to create an incentive for their continuing relationship with Kimber.  It provides that the Board of Directors of Kimber may grant 5,294,613 stock options to such directors, officers, employees, management company employees and consultants upon the terms set forth in the Plan.  This stock option plan has been superseded by the Kimber Resources Inc. 2007 Stock Option Plan approved by the shareholders on December 12, 2007.1

n.

Stock Option Agreements between Kimber and various directors, consultants, employees and officers of and to Kimber. Samples of the various standard form option agreements are attached.  The agreements set forth the terms of the stock option grants to each individual who has an option agreement with Kimber.1

o.

Change of Control Agreements dated January 13, 2004, between Kimber and each of Robert V. Longe, Michael E. Hoole and J. Byron Richards. A sample of the agreement is attached. These agreements provided for the payment of 3 years salary and benefits to the officer if (i) there is a change of control of Kimber, (ii) there is a material adverse change in his position within 12 months following the change of control and (iii) he resigns within 90 days following becoming aware of the material adverse change in his position.  See  “ITEM 6B Compensation” of this Annual Report.1

p.

Listing Agreement dated June 11, 2004 between the Toronto Stock Exchange, the “TSX”, and Kimber. This agreement provides for the listing of the Common Shares on the Toronto Stock Exchange and the agreement of  Kimber to abide by the rules of the TSX and to pay the TSX fees payable from time to time.1

q.

Intentionally left blank;

r.

Intentionally left blank

s.

Intentionally left blank

t.

Intentionally left blank

u.

Intentionally left blank

v.

Intentionally left blank

w.

Intentionally left blank

x.

Intentionally left blank

y.

Intentionally left blank

z.

Intentionally left blank

aa.

Intentionally left blank

bb.

Intentionally left blank

cc.

Intentionally left blank

dd.

Intentionally left blank

ee.

Temporary Occupation of Ejido Land Agreement dated May 7, 2006 between the Ejido Ocobiachi, represented by the members of its board of directors, Octavio Castro Marquez, Guadalupe Ortiz Rivas, and the President of its Supervisory Board, Fernando Trias Aranda and Minera Monterde.  This agreement grants Minera Monterde the right to use and occupy Ejido Ocobiachi lands for the purpose of exploration, development and mining for a period of 30 years from the date of the agreement.  Kimber has the obligation to pay annual rent to the Ejido Ocobiachi at an annual rate to be established by the Mexican governments Institute for the Administration Appraisal of National Assets (“INDABIN”).2

ff.

Settlement Agreement dated April 26, 2007 between Robert V. Longe and Kimber Resources Inc. See “ITEM 6B Compensation” of this Annual Report. 3

gg.

Settlement Agreement dated April 26, 2007 between Michael E. Hoole and Kimber Resources Inc.  See “ITEM 6B Compensation” of this Annual Report. 3

hh.

Change of Control Agreement dated April 26, 2007 between Gordon Cummings and Kimber Resources Inc.  See “ITEM 6B Compensation” of this Annual Report. 3

ii.

Employment Agreement dated September 25, 2007 between Gordon Cummings and Kimber Resources Inc.  See “ITEM 6B Compensation” of this Annual Report. 3

jj.

Employment Agreement dated November 21, 2007 between Lyn B. Davies and Kimber Resources Inc.  See “ITEM 6B Compensation” of this Annual Report.

kk.

Employment Agreement dated November 18, 2007 between P. Marius Maré and Kimber Resources Inc.  See “ITEM 6B Compensation” of this Annual Report.

ll.

Kimber Resources Inc. 2007 Stock Option Plan approved by Shareholder resolutions on December 12, 2007.  This stock option plan was established to superseded the Kimber Resources 2002 Stock Option Plan and provide an incentive to attract and retain employees and others engaged in providing service to Kimber.  It provides that the Board of Directors of Kimber may grant stock options up to 10% of the Common Shares of Kimber issued and outstanding from time to time less the number of options to acquire Common Shares that remain outstanding under all existing option agreements under the Kimber Resources Inc. 2002 Stock Option Plan .

mm.

Consulting Agreement dated February 1, 2008 between JB Engineering Ltd. and Kimber Resources Inc.  This agreement provides that Mr. Richards will supply Kimber with engineering and other project related services in connection with the Company's projects at a rate of $100 per hour.

nn.

Consulting Agreement dated February 29, 2008 between Michael E. Hoole and Kimber Resources Inc. Pursuant to this agreement Mr. Hoole will provide on-going management consulting services to Kimber for a 12 month period at a rate of $125 per hour.

oo.

Various Private Placement Subscription Agreements for US subscribers in connection with the non-brokered private placement of a total of 8,000,000 units consisting of one (1) Share and one-half (1/2) Warrant which closed on March 11, 2008. An unsigned copy of the form of the Private Placement Subscription Agreements is attached.  These subscription agreements provide for the purchase by and sale to US subscribers of specific numbers of units consisting of one (1) Share and one-half (1/2) Warrant at a price of $0.75 per unit.  See ITEM 4B. Business Overview – COMPANY FINANCINGS – Private Placement No.9 (non-brokered).

pp.

Various Private Placement Subscription Agreements for non-US subscribers in connection with a non-brokered private placement of a total of 8,000,000 units consisting of one (1) Share and one-half (1/2) Warrant which closed on March 11, 2008. An unsigned copy of the form of the Private Placement Subscription Agreements is attached.  These subscription agreements provide for the purchase by and sale to non-US subscribers of specific numbers of units consisting of one (1) Share and one-half (1/2) Warrant at a price of $0.75 per unit.  See ITEM 4B. Business Overview – COMPANY FINANCINGS – Private Placement No.9 (non-brokered).

qq.

Financial Advisory Services Agreement dated May 14, 2007 between Blackmont Capital Inc. and Kimber Resources Inc.  This agreement provides that Blackmont Capital Inc. will act as exclusive financial advisor to Kimber to provide advice on strategic alternatives and to assist in the execution of a strategic plan, including the carrying out of potential transactions.  Kimber agreed to pay Blackmont Capital Inc. a non-refundable work fee of $25,000 per month for a minimum of 3 months and a success fee if a transaction was consummated ranging from 1.0%, or 1.25% (subject to a $600,000 minimum) depending on who the other party to the transaction is, to 6% of the transaction value.

rr.

Financial Advisory Services Amending Agreement dated July 8, 2008 between Blackmont Capital Inc. and Kimber Resources Inc.  This amending agreement provides that the fees payable to Blackmont Capital Inc. be amended and will range from 0 to a maximum of 3% (subject to a maximum of $600,000) in the event that Kimber does not utilize the services of Blackmont Capital Inc. in carrying out a contemplated transaction.  Where Kimber wishes to utilize the services of Blackmont Capital Inc. in carrying out a contemplated transaction a new fee arrangement will be negotiated.  The amending agreement further provides that the Financial Advisory Services Agreement will terminate on December 31, 2008

ss.

Finder’s Fee Agreement dated July 10, 2008 between Eric King and Kimber Resources Inc.  This agreement provides for the payment to Mr. King of a finder’s fee of 7% of funds raised from subscribers introduced to Kimber by Mr. King for the purchase of units of Kimber consisting of one (1) Share and one-half (1/2) Warrant at a price of $1.25 per unit.  See ITEM 4B. Business Overview – COMPANY FINANCINGS – Private Placement No.10 (non-brokered).

tt.

Various Private Placement Subscription Agreements for US subscribers in connection with the brokered private placement of 4,000,000 units consisting of one (1) Share and one-half (1/2) Warrant closed on September 24, 2008. An unsigned copy of the form of the Private Placement Subscription Agreements is attached.  These subscription agreements provide for the purchase by and sale to US subscribers of specific numbers of units consisting of one (1) Share and one-half (1/2) Warrant at a price of $1.25 per unit.  See ITEM 4B. Business Overview – COMPANY FINANCINGS – Private Placement No.10 (non-brokered).

uu.

Various Private Placement Subscription Agreements for non-US subscribers in connection with the brokered private placement of 4,000,000 units consisting of one (1) share and one-half (1/2) Warrant closed on September 24, 2008. An unsigned copy of the form of the Private Placement Subscription Agreements is attached.  These subscription agreements provide for the purchase by and sale to non-US subscribers of specific numbers of units consisting of one (1) Share and one-half (1/2) Warrant at a price of $1.25 per unit.  See ITEM 4B. Business Overview – COMPANY FINANCINGS – Private Placement No.10 (non-brokered).

vv.

Stock Option Agreement between Kimber and optionee pursuant to the Kimber Resources Inc. 2007 Stock Option Plan. An unsigned copy of the standard form option agreement is attached.  The agreement sets forth the standard terms of the stock option grant to each individual who has an option agreement with Kimber.  The terms of a specific agreement may differ depending on terms established by the Board of Directors.

ww. Amending Agreement to Temporary Occupation of Ejido Land Agreement dated January 30, 2005 between between the Ejido Monterde, represented by Blas Quezada Ozuna, Ramon Balois Munoz and Miguel Quintero Rivas acting as President, Secretary and Treasurer respectively of the Ejido Board and Miguel Palacios Trias, acting as President of the Supervisory Board, and Minera Monterde.  This agreement amends the area of land covered by the agreement and fixes the right to use and occupy Ejido Monterde lands for the purpose of exploration, development and mining for a period of 30 years from July 13, 2003.

1  These material contracts (items ‘e’,’g’, ‘h’ to ‘j’,and ‘l’ to ‘p’) are incorporated by reference to Kimber’s Form 20-F filed with the SEC on May 13, 2005.

2

These material contracts (items ‘aa’ to ‘ee’) are incorporated by reference to our Form 20-F filed with the SEC on September 29, 2006.

3

These material contracts (items ‘ff’ to ‘ii’) are incorporated by reference to our Form 20-F filed with the SEC on October 1, 2007.

12.

Certifications

a.

Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

b.

Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.

Section 18 U.S.C. Section 1350 Certification

a.

Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Section 18 U.S.C. Section 1350

RECENT DEVELOPMENTS

Not Applicable

SIGNATURE PAGE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, Kimber Resources Inc. certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 26, 2008

On Behalf of KIMBER RESOURCES INC.,

“/s/ Gordon Cummings”
_______________________
Gordon Cummings
President, Chief Executive Officer and Director

“/s/ Lyn B. Davies”
_______________________
Lyn Davies
Chief Financial Officer

KIMBER RESOURCES INC.

Consolidated Financial Statements
(stated in Canadian dollars)

June 30, 2008
June 30, 2007
June 30, 2006
(Audited)

(An exploration stage Company)

AUDITORS' REPORT

To the Shareholders of

Kimber Resources Inc.

We have audited the consolidated balance sheets of Kimber Resources Inc. as at June 30, 2008 and 2007 and the consolidated statements of operations and deficit and cash flows for the years ended June 30, 2008, 2007 and 2006.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2008 and 2007 and the results of its operations and cash flows for the years ended June 30, 2008, 2007 and 2006 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States.  Application of accounting principles generally accepted in the United States would have affected assets and deficit as at June 30, 2008, 2007 and 2006 and results of operations and cash flows for the years then ended to the extent summarized in Note 12 to the consolidated financial statements.

 “D&H Group LLP”

Vancouver, B.C.
September 18, 2008	Chartered Accountants

KIMBER RESOURCES INC.
Consolidated Balance Sheets
(stated in Canadian dollars)

	June 30,
	2008	2007

A S S E T S
Current Assets
Cash and cash equivalents	$3,962,742	$6,200,602
Amounts receivable (note 4)	914,474	429,481
Prepaid expenses	81,194	57,246
	$4,958,410	$6,687,329

Equipment (note 5)	$617,951	$644,230
Unproven mineral right interests (Schedule, note 3)	37,335,596	32,176,965
	$42,911,957	$39,508,524

L I A B I L I T I E S
Current liabilities
Accounts payable and accrued liabilities	$815,757	$663,642
Due to related parties (note 9)	-	652,012
	$815,757	$1,315,654

S H A R E H O L D E R S’ E Q U I T Y

Share capital (note 7)	$52,884,860	$46,762,332
Contributed surplus (note 8)	2,689,112	1,970,385
Deficit	(13,477,772)	(10,539,847)
	42,096,200	38,192,870
	$42,911,957	$39,508,524

Nature of operations (note 1)
Commitments and contingencies (note 11)
Subsequent event (note 13)

Approved on behalf of the Board of Directors:

“ Gordon Cummings”	“Donald W. Young”
Gordon Cummings, Director	Donald W. Young, Director

See notes to the consolidated financial statements

KIMBER RESOURCES INC. Consolidated Statements of Operations and Deficit (stated in Canadian dollars)

		Years Ended
		June 30,
	2008	2007	2006
			(Note 2 (o))
Revenue	$-	$-	$-

Expenses
Amortization of equipment	$22,588	$28,819	$38,406
Foreign exchange loss	8,516	10,701	22,636
General exploration	-	39,398	124,730
Interest and bank charges	2,864	2,367	1,671
Investor relations	69,894	211,187	309,669
Office and miscellaneous	278,050	252,637	186,614
Legal, consulting and audit	532,207	952,743	150,424
Rent	188,003	161,508	72,775
Salaries and benefits	1,088,480	1,840,643	726,239
Stock-based compensation	728,939	527,957	760,324
Transfer and filing fees	110,035	90,478	133,767
Travel and accommodation	$114,102	$120,257	$132,127

Net loss before other items	(3,143,678)	(4,238,695)	(2,659,382)
Other items
Interest income	173,193	415,493	295,962
Other income	32,560	9,264	-

Net loss and comprehensive loss for the year	(2,937,925)	(3,813,938)	(2,363,420)
Deficit - beginning of year	(10,539,847)	(6,725,909)	(4,362,489)
Deficit - end of year	$(13,477,772)	$(10,539,847)	$(6,725,909)

Loss per share, basic and diluted (note 2(g))	$(0.06)	$(0.08)	$(0.06)

Weighted average number of common
shares outstanding	52,277,997	48,118,320	40,026,359

See notes to the consolidated financial statements

KIMBER RESOURCES INC. Consolidated Statements of Cash Flows (stated in Canadian dollars)

	Years ended June 30,
	2008	2007	2006
Cash provided by (used for):			(Note 2 (o))
Operating Activities
Net loss for the year	$(2,937,925)	$(3,813,938)	$(2,363,420)
Items not involving cash:
Amortization of equipment	22,588	28,819	38,406
Stock-based compensation	728,939	527,957	760,324
	(2,186,398)	(3,257,162)	(1,564,690)
Changes in non-cash working capital:
Amounts receivable	11,962	76,740	26,132
Due from related parties	-	-	16,702
Prepaid expenses	(23,948)	(10,409)	(6,603)
Accounts payable and accrued liabilities	(254,023)	332,760	19,750
Due to related parties	(652,012)	652,012	(465)
	(3,104,419)	(2,206,059)	(1,509,174)

Investing Activities
Redemption of preferred shares	-	-	103,596
Purchase of equipment	(136,041)	(192,505)	(269,079)
Unproven mineral right interests	(5,109,716)	(10,908,759)	(10,151,030)
	(5,245,757)	(11,101,264)	(10,316,513)
Financing Activities
Common shares issued for cash	6,213,550	3,645,012	24,048,306
Share issuance costs	(101,234)	(4,047)	(644,307)
	6,112,316	3,640,965	23,403,999
Increase/(Decrease) in cash during the year	(2,237,860)	(9,666,358)	11,578,312
Cash and cash equivalents - beginning of year	6,200,602	15,866,960	4,288,648

Cash and cash equivalents - end of year	$3,962,742	$6,200,602	$15,866,960

Supplementary financial information
Non-cash investing activities
Amounts receivable for unproven mineral right	$(496,955)	$487,220	$(569,102)
interests
Accounts payable for unproven mineral right	406,138	(1,091,637)	502,500
interests
Amortization of equipment included in unproven
mineral right interests	139,732	122,803	64,062
	$48,915	$(481,614)	$(2,540)
Cash and cash equivalents is comprised of:
Cash	239,521	1,303,133	799,808
Banker’s acceptance notes	3,723,221	4,897,469	15,067,152
	$3,962,742	$6,200,602	$15,866,960

See notes to the consolidated financial statements

KIMBER RESOURCES INC. Consolidated Schedule of Unproven Mineral Right Interests (note 3) (stated in Canadian dollars)

	June 30,	Net	June 30,	Net	June 30,
	2008	Costs	2007	Costs	2006
MEXICO
Monterde Property

Acquisition	$2,781,499	$43,454	$2,738,045	$499,437	$2,238,608
Exploration
Amortization	384,551	139,732	244,819	122,803	122,016
Assays	3,521,724	137,017	3,384,707	1,353,120	2,031,587
Drilling	13,023,722	1,506,892	11,516,830	3,272,194	8,244,636
Engineering	1,799,283	245,511	1,553,772	543,942	1,009,830
Environmental study	1,274,592	115,712	1,158,880	512,289	646,591
Field, office	737,329	185,445	551,884	155,200	396,684
Geological, geophysical	5,340,432	1,314,680	4,025,752	1,148,043	2,877,709
Legal	538,285	118,570	419,715	118,832	300,883
Maps, reports, reproductions	933,602	179,113	754,489	240,332	514,157
Metallurgy	731,830	136,660	595,170	327,678	267,492
Road construction	1,993,959	176,134	1,817,825	831,336	986,489
Salaries and wages	684,791	164,351	520,440	212,833	307,607
Scoping study	23,507	12,115	11,392	-	11,392
Socioeconomic studies	65,301	26,495	38,806	12,187	26,619
Stakeholder costs	79,105	28,920	50,185	7,910	42,275
Supplies	1,769,968	255,805	1,514,163	611,238	902,925
Travel, accommodation	1,385,629	236,772	1,148,857	377,602	771,255
Third party recoveries	(9,931)	-	(9,931)	-	(9,931)
	34,277,679	4,979,924	29,297,755	9,847,539	19,450,216
	37,059,178	5,023,378	32,035,800	10,346,976	21,688,824
Setago Property
Acquisition	13,380	6,628	6,752	-	6,752
Exploration	70,281	16,037	54,244	-	54,244
	83,661	22,665	60,996	-	60,996
Pericones Property
Acquisition	21,056	12,908	8,148	8,148	-
Exploration	171,701	99,680	72,021	72,021	-
	192,757	112,588	80,169	80,169	-

Total unproven mineral right interests $	37,335,596	$5,158,631	$32,176,965	$10,427,145	$21,749,820

See notes to the consolidated financial statements

KIMBER RESOURCES INC. Notes to Consolidated Financial Statements For the Years Ended June 30, 2008, 2007 and 2006 (stated in Canadian dollars)

1.	NATURE OF OPERATIONS

Kimber Resources Inc. (“Kimber”) is incorporated in British Columbia, Canada, and is involved in the acquisition and exploration of mineral right interests in Mexico. At the date of these financial statements, Kimber has not yet determined whether any of its mineral rights contain economically recoverable mineral reserves. Accordingly, the carrying amount of unproven mineral right interests represents cumulative expenditures incurred to date and does not necessarily reflect present or future values. The recovery of these costs is dependent upon the discovery of economically recoverable mineral reserves and the ability of Kimber to obtain the necessary financing to complete their exploration and development and to resolve any environmental, regulatory, or other constraints.

Kimber has taken steps to verify title to its mineral right interests in accordance with industry standards for the current stage of exploration of these properties. However, these procedures do not guarantee that title to these rights may not be subject to unregistered prior agreements or other undetected defects.

Kimber does not generate cash flow from operations and accordingly, Kimber will need to raise additional funds through future issuance of securities. Although Kimber has been successful in raising funds in the past, there can be no assurance Kimber will be able to raise sufficient funds in the future, in which case Kimber may be unable to meet its obligations as they come due in the normal course of business. Should Kimber be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts on the balance sheet.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of Presentation

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles “GAAP”. Material measurement differences between Canadian GAAP and United States GAAP are disclosed in note 12.

The consolidated financial statements include the accounts of Kimber, its principal wholly owned subsidiary, Minera Monterde S. de R.L de C.V. (Mexico) and two other subsidiaries, Minera Pericones S. A. de C.V. and Kimber Resources de Mexico S. A. de C.V. Intercompany balances and transactions are eliminated on consolidation.

b)	Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements, and the reported amounts of expenses incurred during the reporting period. Significant areas requiring the use of management estimates relate to the determination of environmental obligations, stock-based compensation, impairment of unproven mineral right interests and amortization. Actual results could differ from those estimates.

c)	Cash Equivalents

Banker’s acceptances maturing within 90 days of the original date of acquisition are considered to be cash equivalents.

KIMBER RESOURCES INC. Notes to Consolidated Financial Statements For the Years Ended June 30, 2008, 2007 and 2006 (stated in Canadian dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

d)	Equipment

Equipment is carried at cost less accumulated amortization. Amortization is provided over the estimated useful life of the equipment using the declining balance method at an annual rate of 20% for office fixtures and equipment; 30% for computer equipment and automobiles; 100% for computer software and 10% for camp and equipment.

e)	Unproven Mineral Right Interests

Mineral right acquisition costs, exploration and direct field costs are deferred until the rights to which they relate are placed into production, at which time these deferred costs will be amortized over the estimated useful life of the rights following commencement of production, or written-off if the rights are disposed of or abandoned. Administration costs and other exploration costs that do not relate to a specific mineral right are expensed as incurred.

Costs include the cash consideration and the fair value of shares issued on the acquisition of mineral rights. Rights acquired under option or joint venture agreements, whereby payments are made at the sole discretion of Kimber, are recorded in the accounts when the payments are made. Proceeds from property option payments received by Kimber are netted against the deferred costs of the related mineral rights, with any excess being included in operations.

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

f)	Translation of Foreign Currencies

Kimber’s functional and reporting currency is the Canadian dollar. Kimber’s wholly owned Mexican subsidiaries are integrated foreign operations and are translated into Canadian dollars using the temporal method. For Kimber and its subsidiaries, Kimber translates monetary items at the rate of exchange in effect at the balance sheet date. Non-monetary items are translated at average rates in effect during the period in which they were acquired. Expenses are translated at average rates in effect during the period except for amortization, which is translated using historical rates. Gains and losses resulting from the fluctuations in foreign exchange rates have been included in results from operations.

g)	Loss Per Share

Basic loss per share is computed based upon the weighted average number of common shares outstanding during the year. Diluted loss per share is disclosed when the conversion, exercise or issuance of securities such as stock options and warrants would have a dilutive effect on loss per share. Kimber has a loss per share and accordingly basic and diluted loss per share are the same.

KIMBER RESOURCES INC. Notes to Consolidated Financial Statements For the Years Ended June 30, 2008, 2007 and 2006 (stated in Canadian dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

h)	Stock-Based Compensation

Stock-based compensation is measured on the grant date at fair value as determined by the Black-Scholes option pricing model using inputs and estimates including volatility of the trading price of Kimber’s stock, the expected lives of awards, the fair value of Kimber’s stock and the risk-free interest rate. The estimated fair values of awards of stock-based compensation are charged to expenses over the applicable vesting period, with corresponding credits recognized as contributed surplus.

i)	Income Taxes

Kimber uses the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are recognized for the income tax consequences attributable to differences between their carrying amounts in the financial statements and their tax bases and tax loss carryforwards. Future income tax assets and liabilities are measured using enacted or substantially enacted income tax rates expected to be in effect until the temporary differences are likely to be reversed or settled. The effect of a change in income tax rates on future income tax assets and liabilities is recognized in income in the period that the change occurs. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized. Kimber has taken a valuation allowance against all of its potential future income tax assets.

j)	Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized when a reasonable estimate of its fair value can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. As at June 30, 2008 and 2007, Kimber did not have any material asset retirement obligations.

k)	Impairment of Equipment

Equipment is assessed for impairment when events and circumstances warrant. The carrying value of equipment is impaired when the carrying amount exceeds the estimated undiscounted net cash flow from use and fair value. In that event, the amount by which the carrying value of impaired equipment exceeds its fair value is charged to results from operations.

l)	Financial Instruments

Kimber’s financial instruments consist of cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities, the carrying value of which approximates their fair value due to the short term to maturity.

Financial instruments that potentially subject Kimber to a significant concentration of credit risk are cash and cash equivalents and amounts receivable. The maximum potential loss on all financial instruments is equal to the carrying value of these items.

Kimber carries on business operations in Mexico and is exposed to foreign exchange risk due to fluctuations in the relative values of the Canadian dollar, the Mexican nuevo peso and the United States dollar. Kimber currently does not use any financial instruments to reduce this exposure.

KIMBER RESOURCES INC. Notes to Consolidated Financial Statements For the Years Ended June 30, 2008, 2007 and 2006 (stated in Canadian dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

m)	Adoption of new accounting standards

Effective July 1, 2007, Kimber adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) under CICA Handbook, Section 1506, Accounting Changes, Section 1530, Comprehensive Income, Section 3251, Equity, Section 3855, Financial Instruments –Recognition and Measurement, Section 3861, Financial Instruments – Disclosure and Presentation and Section 3865, Hedges.

These new Handbook Sections provide requirements for reporting accounting changes, reporting comprehensive income, the presentation of equity, the recognition and measurement of financial instruments, and on the use of hedge accounting.

Section 1506 prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors. Kimber has not made any voluntary changes in accounting principles, changed significant estimates or corrected errors since the adoption of Section 1506.

Section 1530 establishes standards for the reporting of comprehensive income, defined as the change in equity from transactions and other events from non-owner sources, and includes items that would not normally be included in results from operations. Kimber has not had any changes in equity from non-owner sources. Accordingly, for Kimber comprehensive loss is the same as net loss.

Section 3251 establishes standards for the presentation of equity and changes in equity. Required disclosures are included throughout these financial statements.

Under Section 3855, all financial instruments are to be measured at fair value except for loans and receivables, held to maturity investments and other financial liabilities not held for trading, which are to be measured at amortized cost.

Section 3861 establishes standards for presentation and disclosure of financial instruments and non-financial derivatives. Under these new standards, all financial instruments are classified into one of the following five categories: held for trading, held to maturity investments, loans and receivables, available for sale assets or other financial liabilities. Kimber has designated its cash and cash equivalents as held for trading, which are measured at fair value. Amounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.

Section 3865 establishes standards for when and how hedge accounting may be applied. Kimber has not designated any agreements as hedges.

The adoption of Sections 3855, 3861 and 3865 had no impact on Kimber’s financial statements.

n)	Recent accounting pronouncements

In December 2006, the CICA issued Section 3862, Financial instruments - Disclosures and Section 3863, Financial Instruments - Presentation. Generally, the new sections replace Section 3861, Financial Instruments - Disclosure and Presentation. These sections establish standards for the presentation of financial instruments and non-financial derivatives and identify the information that should be disclosed about them. Both sections are effective for Kimber on July 1, 2008 and are expected to result in more extensive disclosures in Kimber’s annual and interim financial statements.

KIMBER RESOURCES INC. Notes to Consolidated Financial Statements For the Years Ended June 30, 2008, 2007 and 2006 (stated in Canadian dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n)	Recent accounting pronouncements (continued)

In December 2006, the CICA issued Section 1535 of the CICA Handbook, Capital Disclosures, which establishes standards for disclosing information about an entity’s capital and how it is managed. This section is effective for Kimber on July 1, 2008 and is expected to result in more extensive disclosures in Kimber’s annual and interim financial statements.

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and the recognition, measurement and presentation of intangible assets. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. This section is effective for Kimber on July 1, 2009. Kimber is currently evaluating the impact of the adoption of this new standard on the recognition, measurement, presentation and disclosure of its unproven mineral right interests in the consolidated financial statements.

In May 2007, the Accounting Standards Board (“AcSB”) amended Section 1400, General Standards of Financial Statement Presentation, to change the guidance related to management’s responsibility to assess the ability of the entity to continue as a going concern. Management is required to make an assessment of an entity’s ability to continue as a going concern and should take into account all available information about the future, which is at least, but is not limited to, 12 months from the balance sheet date. Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern. These amendments are effective for Kimber on July 1, 2008. These standards may impact our disclosure but is not expected to impact our financial position, results of operations or cash flows.

In 2008, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by publicly accountable enterprises, being fully converged with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board over a transitional period to be completed by 2011. Kimber will be required to report under IFRS effective for interim and annual financial statements relating to its fiscal year beginning on July 1, 2011. Adoption of IFRS will impact all areas of financial accounting and reporting. Kimber is in the process of assessing the impacts of the Canadian convergence initiative.

o)	Comparative figures

Certain 2006 figures have been reclassified to conform to the presentation used in the current year.

3.	UNPROVEN MINERAL RIGHT INTERESTS

Kimber’s mineral rights are located in the States of Chihuahua and Estado de Mexico, Mexico.

During the year ended June 30, 2008 Kimber capitalized $5,158,631 of costs to unproven mineral right interests (2007 - $10,427,145)

KIMBER RESOURCES INC. Notes to Consolidated Financial Statements For the Years Ended June 30, 2008, 2007 and 2006 (stated in Canadian dollars)

3.	UNPROVEN MINERAL RIGHT INTERESTS (continued)

Monterde Property

The Monterde Property consists of the Monterde concessions, the contiguous El Coronel concessions and staked concessions. The entire Monterde Property is comprised of 34 mineral concessions in the Sierra Madre in the State of Chihuahua, Mexico.

Monterde concessions
Kimber owns a 100% interest in the Monterde concessions having acquired the concessions by payment of total consideration of US$1,054,900.

El Coronel concessions
Kimber owns a 100% interest in the El Coronel mineral concessions by having made total payments of US$1,000,000.

Staked concessions
Kimber has a 100% interest in concessions that were staked adjacent to the Monterde concessions and El Coronel concessions. There are no payment obligations for these staked concessions aside from annual taxes.

Setago Property

In 2004, Kimber staked the Setago Property, which lies approximately 24 kilometres to the west of the Monterde Property and consists of three exploration concessions, two of which were added during the year ended June 30, 2008. These new concessions increase the property area at Setago to 10,069 hectares. The property requires no payments other than for annual taxes.

Pericones Property

Kimber, through its wholly-owned Mexican subsidiary, Minera Pericones S. A. de C.V. (Mexico), owns a property ("Pericones"), in Estado de Mexico. Kimber has staked and has title to the additional Pericones concession, Ampliacion La Guera, increasing the Pericones property by 5,569 hectares to a total area of 11,890 hectares. Mapping and sampling has commenced on the Pericones property during the year ended June 30, 2008. The property requires no payments other than for annual taxes.

4.	AMOUNTS RECEIVABLE

Amounts receivable at June 30, 2008 are comprised of a security deposit with Major Drilling de Mexico, IVA tax credits refundable from the Government of Mexico and other amounts as shown below.

The IVA Tax is 15% of expenditures in Mexico. Kimber has been receiving IVA refunds on an ongoing basis, and expects to continue to recover outstanding amounts. The deposit receivable from Major Drilling de Mexico is repayable at the earlier of the date of the final invoice or December 31, 2008.

KIMBER RESOURCES INC. Notes to Consolidated Financial Statements For the Years Ended June 30, 2008, 2007 and 2006 (stated in Canadian dollars)

4.	AMOUNTS RECEIVABLE (continued)

	2008	2007

Deposit	$254,025	$-
IVA tax receivable	591,880	374,501
Net GST receivable	15,326	27,288
Other receivables	53,243	27,692
	$914,474	$429,481

5.	EQUIPMENT

		2008
	Cost	Accumulated	Net book
		Amortization	value

Camp and equipment	$495,857	$127,495	$368,362
Camp vehicles	242,813	128,790	114,023
Computer equipment	164,659	86,531	78,128
Computer software	63,406	51,535	11,871
Office fixtures and equipment	70,084	24,517	45,567
	$1,036,819	$418,868	$617,951

		2007
	Cost	Accumulated	Net book
		Amortization	value

Camp and equipment	$466,671	$101,626	$365,045
Camp vehicles	223,970	79,828	144,142
Computer equipment	142,828	64,794	78,034
Computer software	54,408	44,914	9,494
Office fixtures and equipment	63,607	16,092	47,515
	$951,484	$307,254	$644,230

KIMBER RESOURCES INC. Notes to Consolidated Financial Statements For the Years Ended June 30, 2008, 2007 and 2006 (stated in Canadian dollars)

6.	SEGMENTED INFORMATION

	2008	2007
Assets by geographic segment, at cost
Canada
Current assets	$3,984,695	$5,850,929
Equipment	83,957	77,665
	4,068,652	5,928,594
Mexico
Current assets	973,715	836,400
Equipment	533,994	566,565
Unproven mineral right interests	37,335,596	32,176,965
	38,843,305	33,579,930
	$42,911,957	$39,508,524

7.	SHARE CAPITAL AND RELATED INFORMATION

a)	Authorized: unlimited number of common shares without par value.

On December 12, 2007 the shareholders of Kimber approved a change in the authorized capital from a maximum of 80,000,000 common shares without par value to an unlimited number of common shares without par value.

b)	Issued and outstanding:

	Number of Shares	Amount

Balance – June 30, 2005	33,732,828	$19,033,066

Private placements (note 7 (e))	10,380,832	19,095,038
Exercise of options	549,570	540,218
Exercise of warrants	2,451,692	4,413,050
Less share issue costs	-	(644,307)
Reallocation from contributed
surplus on exercise of options	-	329,877
Balance – June 30, 2006	47,114,922	42,766,942

Exercise of options	742,032	825,013
Exercise of warrants	1,566,666	2,819,999
Less share issue costs	-	(4,047)
Reallocation from contributed
surplus on exercise of options	-	354,425
Balance – June 30, 2007	49,423,620	46,762,332

Exercise of options	463,000	213,550
Private placements (note 7 (e))	8,000,000	6,000,000
Less share issue costs	-	(101,234)
Reallocation from contributed
surplus on exercise of options	-	10,212

Balance – June 30, 2008	57,886,620	$52,884,860

KIMBER RESOURCES INC. Notes to Consolidated Financial Statements For the Years Ended June 30, 2008, 2007 and 2006 (stated in Canadian dollars)

7.	SHARE CAPITAL AND RELATED INFORMATION (continued)

c)	Warrants

	2008	2007	2006

Balance - beginning of year	-	1,566,666	2,355,712
Issued	4,000,000	-	1,666,666
Expired	-	-	(4,020)
Exercised	-	(1,566,666)	(2,451,692)
Balance - end of year	4,000,000	-	1,566,666

d)	Stock Options

On December 12, 2007, the shareholders of Kimber approved the adoption of a new 2007 Stock Option Plan that allows for the grant of stock options up to 10% of the issued and outstanding common shares from time to time, less the number of stock options outstanding under Kimber’s former 2002 Stock Option Plan.

The exercise price is generally set at the closing price on the last trading date preceding the date of their grant and will vest in accordance with the determination of the Board of Directors, generally 1/3 on the date of grant and an additional 1/3 at the end of each nine month period thereafter.

Summary of stock option activity:

	2008		2007			2006
	Options	Weighted	Options	Weighted	Options		Weighted
	Outstanding	average	Outstanding	average	Outstanding		average
		exercise price		exercise price			exercise price

Balance, beginning of year	2,695,000	$1.66	3,402,800	$1.21	3,435,450		$1.11
Granted	1,365,000	0.81	1,125,000	2.24	527,000		1.64
Exercised	(463,000)	0.46	(742,032)	1.11	(549,570)		1.26
Forfeited/expired	(465,000)	1.85	(1,090,768)	1.23	(10,080)		1.80
Balance, end of year	3,132,000	$1.44	2,695,000	$1.66	3,402,800		$1.21

Exercisable, end of year	2,220,333	$1.61	2,061,666	$1.48	2,647,127		$1.30

KIMBER RESOURCES INC. Notes to Consolidated Financial Statements For the Years Ended June 30, 2008, 2007 and 2006 (stated in Canadian dollars)

7.	SHARE CAPITAL AND RELATED INFORMATION (continued)

d)	Stock Options (continued)

Stock options outstanding and exercisable at June 30, 2008 are as follows:

Exercise	Number	Number	Expiry
price	outstanding	exercisable	date

$0.73	230,000	230,000	August 2008
2.05	75,000	75,000	January 2009
2.14	365,000	365,000	October 2009
1.80	25,000	25,000	December 2009
1.65	190,000	190,000	September 2010
1.50	50,000	50,000	December 2010
2.40	150,000	150,000	July 2011
2.59	175,000	175,000	November 2011
2.67	50,000	50,000	December 2011
1.95	470,000	313,333	April 2012
0.85	52,000	30,333	September 2012
0.86	400,000	266,667	September 2012
0.78	400,000	133,333	November 2012
0.79	500,000	166,667	February 2013
	3,132,000	2,220,333

e)	Private Placements

On August 26, 2005, Kimber closed a non-brokered private placement for 3,333,332 units at $1.50 per unit. Each unit consists of one common share and half of one non-transferable share purchase warrant. One whole warrant entitles the holder to purchase an additional common share at a price of $1.80 until February 26, 2007. There was a finder’s fee of $40,000 paid on behalf of one of the investors.

On March 1, 2006, Kimber closed brokered and non-brokered private placements of a total of 7,047,500 common shares at a price of $2.00 for gross proceeds of $14,095,000. Puplava Securities Inc. ("PSI") of San Diego, California acted as agent for the brokered private placement and Dr. Leanne Baker, a Director of Kimber and Managing Director of Investor Resources LLC, acted as a consultant in the United States. Kimber paid cash commissions of 5.5% on the brokered placements. Mr. James Puplava, a Director and major shareholder of Kimber, and a principal of PSI, did not acquire shares through the placement. The non-brokered private placement was to institutional and accredited investors in Canada and offshore. Blackmont Capital Inc., Canaccord Capital Corp., and PSI received finder's fees of 5.5% of the proceeds raised on certain placements. The total commissions and finder's fees paid on both the brokered and non-brokered placements was $428,725. No warrants were issued to investors or agents in connection with the offering.

On March 11, 2008 Kimber closed a non-brokered private placement of 8,000,000 units raising gross proceeds of $6 million. Each unit was priced at $0.75 and consisted of one common share plus one half of one non-transferable common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share at a price of $1.25 per warrant for a period of 24 months from the date on which the units were issued.

KIMBER RESOURCES INC. Notes to Consolidated Financial Statements For the Years Ended June 30, 2008, 2007 and 2006 (stated in Canadian dollars)

8.	CONTRIBUTED SURPLUS AND STOCK-BASED COMPENSATION

The weighted average fair value of stock options granted is discussed below and estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2008	2007	2006
Grant date fair value of options	$0.33 – 0.36	$0.78 – 1.17	$0.48 – 0.57
Risk-free interest rate	3.1 – 4.25%	3.9 – 4.2%	3.2 – 3.3%
Estimated share price volatility	56 - 59%	57 - 64%	41 - 45%
Expected lives	1.5 - 5 years	1.5 - 5 years	1.5 - 5 years

Option pricing models require the use of estimates and assumptions including the expected volatility and expected life. Changes in these underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide a reliable measure of the fair value of Kimber’s stock options.

Contributed Surplus

Contributed surplus is comprised as follows:

Balance - June 30, 2005	$1,366,406

Options granted	760,324
Share options exercised, transfer to share capital	(329,877)
Balance - June 30, 2006	1,796,853

Options granted	527,957
Share options exercised, transfer to share capital	(354,425)
Balance - June 30, 2007	1,970,385

Options granted	728,939
Share options exercised, transfer to share capital	(10,212)
Balance - June 30, 2008	$2,689,112

For stock options granted and not vested, compensation expense is recognizable in future periods as follows:

June 30, 2009	$149,963
June 30, 2010	9,041
$159,004

9.	RELATED PARTY TRANSACTIONS

Unless otherwise stated, related party transactions are measured at the exchange amount, being the amount of consideration established and agreed to by the related parties. Amounts due to or from related parties are unsecured, non-interest bearing and are due on demand.

KIMBER RESOURCES INC. Notes to Consolidated Financial Statements For the Years Ended June 30, 2008, 2007 and 2006 (stated in Canadian dollars)

9.	RELATED PARTY TRANSACTIONS (continued)

a)

Under settlement agreements dated April 26, 2007, Kimber settled all claims which Robert V. Longe, former President, CEO and Director, and Michael E. Hoole, VP and Secretary, may have with respect to Change of Control Agreements with each of them dated January 13, 2004. Pursuant to the settlement agreement with Mr. Longe, Kimber agreed to pay him $339,657 plus unused vacation upon retirement on or before October 31, 2007. Mr. Longe subsequently retired on October 31, 2007. On December 14, 2007 Kimber paid Mr. Longe $170,000 plus unused vacation. The balance of $169,657 was paid to Mr. Longe on March 17, 2008.

Pursuant to the settlement agreement with Mr. Hoole, it had been agreed that Mr. Hoole would remain as Vice President and Secretary of Kimber until his date of termination as an officer on or before February 28, 2008 and he would be paid $339,657 by way of salary continuance from May 1, 2007 until he ceased to be an officer and employee of Kimber with the balance payable at that time. Mr. Hoole resigned on February 28, 2008, and the total outstanding amount of $203,147 was paid to Mr. Hoole on March 14, 2008.

b)

During the year ended June 30, 2008, fees of $178,502 were paid to J.B. Engineering Ltd (2007 - $155,967). Mr. Richards, a principal of J.B. Engineering Ltd., was an officer of Kimber until his resignation on January 31, 2008.

c)	During 2006, commissions of $234,850 were paid to Puplava Securities Inc. (“PSI”). James Puplava, a principal at PSI and Dr. Leanne Baker, a registered representative with PSI are Directors of Kimber.

10.	INCOME TAXES

Future income tax assets and liabilities of Kimber as at June 30, 2008 and 2007 are as follows:

	2008	2007
Future income tax assets

Losses carried forward	$12,806,000	$10,029,000
Share issue costs	107,000	185,000
Other	28,000	26,000
	12,941,000	10,240,000
Future income tax liability

Unproven mineral property right interests	$(8,443,000)	$(8,641,000)

	4,498,000	1,599,000
Valuation allowance	(4,498,000)	(1,599,000)

Net future income tax assets	$-	$-

The recovery of income taxes shown in the consolidated statements of operations and deficit differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:

KIMBER RESOURCES INC. Notes to Consolidated Financial Statements For the Years Ended June 30, 2008, 2007 and 2006 (stated in Canadian dollars)

10.	INCOME TAXES (continued)

	2008	2007
Income tax rate reconciliation

Combined federal and provincial income tax rate	32.81%	34.12%

Expected income tax recovery	$(964,000)	$(1,301,000)
Effect of:
Change in tax rates	515,000	-
Change in estimated loss carry forwards	(2,910,000)	-
Non deductible expenses and other	460,000	165,000
Change in valuation allowance	2,899,000	1,136,000

Actual income tax recovery	$-	$-

At June 30, 2008, Kimber had non-capital losses of approximately $10,548,000 in Canada (which expire between 2009 and 2028) and $35,928,000 in Mexico (which expire between 2010 and 2017) available to reduce taxable income earned during future years. The potential future tax benefits relating to these amounts have not been reflected in the financial statements as their utilization is currently not considered more likely than not of realization.

11.	COMMITMENTS AND CONTINGENCIES

a)	Operating Lease

Kimber leases its premises in Vancouver under an operating lease which expires in the fiscal year ending June 30, 2011. Kimber is obligated to make the following basic rent payments under its operating lease in each of the fiscal years ending:

June 30, 2009	$85,163
June 30, 2010	87,872
June 30, 2011	53,500
$226,535

In addition, Kimber has the obligation to pay its proportionate share of operating costs and taxes for the building.

b)	Contingent liability

On September 12, 2006 an employee of Minera Monterde, S. de R.L. de C.V., a subsidiary of Kimber, was involved in a road collision with a group of cyclists while driving a truck owned by the subsidiary. $89,401 was paid in December 2006 to the Mexican authorities in respect of this matter. Kimber believes it is unlikely that there will be any further payments required in relation to this incident but has not yet received formal releases from all potential claimants.

KIMBER RESOURCES INC. Notes to Consolidated Financial Statements For the Years Ended June 30, 2008, 2007 and 2006 (stated in Canadian dollars)

12.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). A description of United States generally accepted accounting principles and practices prescribed by the US Securities and Exchange Commission (collectively US GAAP) that result in material measurement differences from Canadian GAAP are as follows:

(a) Unproven mineral right interests

Under Canadian GAAP, mineral exploration expenditures can be deferred on prospective mineral rights until mine development and construction commences at which time such costs form part of the mineral property costs and are amortized over the life of the mine. If the property or rights are abandoned, the mineral right interest is written off. For Canadian GAAP purposes, Kimber’s policy is to capitalize all expenditures associated with the prospective properties and rights including payments made to maintain Kimber’s right to explore these properties and earn its future rights and options to acquire these concessions once all requirements under the option agreements have been satisfied. In addition, Kimber includes proceeds from property option payments received by Kimber in unproven mineral right interests.

Under US GAAP, expenditures incurred to acquire an interest in a mineral property or concessions are capitalized. However, under US GAAP all exploration expenditures are expensed as incurred. In addition, proceeds from property option payments received would be included in other income. Accordingly, as at June 30, 2008 and 2007, unproven mineral right interests would have been reduced by $34,519,661 and $29,424,020, respectively and for the years ended June 30, 2008, 2007 and 2007, exploration expenses and net loss would have increased by $5,095,641, $9,919,560 and $9,404,050, respectively.

Under US GAAP proceeds from property option payments would be included in other income. Since no option payments have been received during the reporting period, there is no difference between Canadian and US GAAP.

For Canadian GAAP, cash flows relating to mineral property costs are reported as investing activities. For US GAAP, these costs would be characterized as operating activities.

(b) Share units

Under Canadian GAAP, the proceeds received on issuance of units, consisting of common shares and warrants, are not required to be allocated to the individual common share and warrant components when the instruments and its components are all determined to be equity instruments. Under US GAAP, Kimber is required to allocate the proceeds received on unit offerings to the individual common share and warrant components on a relative fair value basis when both components are determined to be equity classified. The fair value of the share purchase warrants issued in 2008 was determined using the Black-Scholes method based on the following factors:

KIMBER RESOURCES INC. Notes to Consolidated Financial Statements For the Years Ended June 30, 2008, 2007 and 2006 (stated in Canadian dollars)

12.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

(b) Share Units (continued)

Risk-free interest rate	2.63%
Expected dividend yield	0%
Stock price volatility	64.88%
Expected life of warrants	2.0 years

The weighted average fair value of warrants granted during the year ended June 30, 2008 was $0.38 per warrant.

Under US GAAP, share capital would be reduced and contributed surplus would be increased by $1,527,514 at June 30, 2008 to reflect the amount assigned to the warrants. Warrants issued in connection with unit offerings in prior periods were exercised prior to June 30, 2007. Accordingly, no adjustment is required as at June 30, 2007.

(c) Income taxes

Under Canadian GAAP, future tax assets and liabilities are recorded at substantively enacted tax rates. Under US GAAP, deferred tax assets and liabilities are recorded at enacted tax rates. There were no significant differences between enacted and substantively enacted tax rates for any of the periods presented.

In 2006, FASB issued FIN 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement 109. This interpretation prescribes a recognition threshold and measurement criteria for the financial statement recognition of a tax position taken or expected to be taken in a tax return. This interpretation was effective for Kimber on July 1, 2007. Kimber is required to determine whether it is more likely than not that a tax position will be sustained upon examination and such positions that meet this threshold will be measured at the most likely amount to be realized upon settlement. Kimber has reviewed its tax positions and determined that the application of FIN 48 does not result in any material adjustment for US GAAP purposes.

(d) Stock-based compensation

For US GAAP purposes, Kimber accounts for stock-based compensation associated with stock options under Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment ("SFAS 123(R)”). SFAS 123(R) requires that all share-based payments to employees, including grants of employee stock options, be recognized in results from operations based on the fair values of options expected to vest. In calculating compensation to be recognized, SFAS 123(R) requires Kimber to estimate forfeitures. For Canadian GAAP, Kimber accounts for forfeitures as they occur. The effect of forfeitures is not material. Accordingly no adjustments for any of the periods were required.

For Canadian GAAP purposes, Kimber presents the amount of stock-based compensation recognized in the year as a separate line item in the statement of operations. For US GAAP purposes, stock-based compensation is included in the line item where other related employee costs such as salary are recognized, which for Kimber is principally Salaries and benefits.

KIMBER RESOURCES INC. Notes to Consolidated Financial Statements For the Years Ended June 30, 2008, 2007 and 2006 (stated in Canadian dollars)

12.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

(e) Development stage company

Pursuant to US GAAP, Kimber would be subject to the disclosure requirements applicable to a development stage enterprise as Kimber is devoting its efforts to establishing commercially viable mineral properties. However, the identification of Kimber as such for accounting purposes does not impact the measurement principles applied to these financial statements.

(f) Consolidated statements of cash flows

Kimber has included a subtotal in cash flows from operating activities. Under US GAAP, no such subtotal would be disclosed.

(g) Reconciliation

The effect of the above differences between Canadian GAAP and US GAAP on the significant captions on Kimber’s balance sheets, statements of operations and statements of cash flows is summarized as follows.

			For the years ended
			June 30,
		2008	2007	2006

(i)	Operations
	Net loss - Canadian GAAP	$(2,937,925)	$(3,813,938)	$(2,363,420)
	Unproven Mineral Right Interests expensed
	under U.S. GAAP	(5,095,641)	(9,919,560)	(9,404,050)
	Net loss and comprehensive loss - U.S. GAAP	$(8,033,566)	$(13,733,498)	$(11,767,470)
	Net loss per share, basic and diluted - U.S.
	GAAP	$0.15	$0.29	$0.29

(ii)	Deficit
	Closing deficit - Canadian GAAP	$(13,477,772)	$(10,539,847)	$(6,725,909)
	Adjustment to deficit for accumulated
	Unproven Mineral Right Interests expensed
	under U.S GAAP	(34,519,661)	(29,424,020)	(19,504,460)
	Closing deficit - U.S. GAAP	$(47,997,433)	$(39,963,867)	$(26,230,369)

(iii)	Cash Flows – Operating Activities
	Cash applied to operations - Canadian GAAP	$(3,104,419)	$(2,206,059)	$(1,509,174)
	Add net loss - Canadian GAAP	2,937,925	3,813,938	2,363,420
	Less net loss - U.S. GAAP	(8,033,566)	(13,733,498)	(11,767,470)
	Cash applied to operations - U.S. GAAP	$(8,200,060)	$(12,125,619)	$(10,913,224)

(iv)	Cash Flows – Investing Activities
	Cash applied - Canadian GAAP	$(5,245,757)	$(11,101,264)	$(10,316,513)
	Add Unproven Mineral Right Interests
	expensed - U.S. GAAP	5,095,641	9,919,560	9,404,050
	Cash applied under U.S. GAAP	$(150,116)	$(1,181,704)	$(912,463)

In addition, as at June 30, 2008 and 2007, unproven mineral right interests would have been $2,815,935 and $2,752,945 respectively. As at June 30, 2008, share capital would have been $51,357,346 and contributed surplus would have been $4,085,130.

KIMBER RESOURCES INC. Notes to Consolidated Financial Statements For the Years Ended June 30, 2008, 2007 and 2006 (stated in Canadian dollars)

12.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

(h) Recently issued accounting standards

(i)	In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, Fair Value Measurement to define fair value, to establish a framework for determining fair value measurements that are already required or permitted under current accounting standards and to expand disclosures about fair value measurements. The statement only applies to fair value and is effective for Kimber for its fiscal years beginning July 1, 2008. Kimber does not expect the adoption of SFAS 157 to have a significant effect on Kimber’s results of operations or financial position.

(ii)	In February, 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. This statement permits entities the option to measure financial instruments at fair value (fair value option) thereby achieving an offsetting effect for accounting purposes for certain changes in fair value of certain related assets and liabilities without having to apply hedge accounting. The statement only applies to fair value and is effective for Kimber for its fiscal years beginning July 1, 2008. Retrospective application to fiscal years preceding the effective date (or early adoption date) is prohibited. Kimber does not expect the adoption of SFAS 159 to have a significant effect on Kimber’s results of operations or financial position.

(iii)	In December 2007, the FASB issued SFAS 160, Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51. This statement specifies that non- controlling interests are to be treated as a separate component of equity, with increases and decreases in the parent’s ownership interest as capital transactions. This standard requires net income and comprehensive income to be displayed for both the controlling and the non- controlling interests. Additional required disclosures and reconciliations include a separate schedule that shows the effects of any transactions with the non-controlling interests on the equity attributable to the controlling interest.

The statement is effective for Kimber for years beginning on July 1, 2009. Kimber does not expect the adoption of SFAS 160 to have a significant effect on Kimber’s results of operations or financial position.

(iv)	In December 2007, the FASB issued SFAS 141(R), Business combinations. The major changes to accounting for business combinations are summarized as follows:
  all business acquisitions would be measured at fair value
  most acquisition-related costs would be recognized as expenses as incurred (they would no longer be part of the purchase consideration)
  non-controlling interests would be measured at fair value at the date of acquisition (i.e., 100% of the assets and liabilities would be measured at fair value even when an acquisition is less than 100%)
  goodwill, if any, arising on a business combination reflects the excess of the fair value of the acquiree, as a whole, over the net amount of the recognized identifiable assets acquired and liabilities assumed. Goodwill is allocated to the acquirer and the non-controlling interest.

KIMBER RESOURCES INC. Notes to Consolidated Financial Statements For the Years Ended June 30, 2008, 2007 and 2006 (stated in Canadian dollars)

12.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

The statement is effective for Kimber for business combination transactions occurring in periods beginning on July 1, 2009. Kimber does not expect the adoption of SFAS 141(R) to have a significant effect on Kimber’s results of operations or financial position.

(v)	In June 2008, the Emerging Issues Task Force (“EITF”) of the Financial Accounting Standards Board (“FASB”) reached a conclusion in EITF 07-05 that an equity-linked financial instrument would not be considered indexed to Kimber’s own stock if the strike price is denominated in a currency other than the issuer’s functional currency. The determination of whether an equity- linked financial instrument is indexed to an entities own stock is not affected by the currency or currencies in which the underlying shares trade. This guidance is effective for Kimber for years beginning on July 1, 2009. Kimber does not expect the adoption of EITF 07-05 to have a significant effect on Kimber’s results of operations or financial position.

13.	SUBSEQUENT EVENT

On September 18, 2008 Kimber had accepted all subscription agreements and received all funds for a non-brokered private placement of 4,000,000 units at $1.25 per unit to raise $5.0 million. Each unit consisted of one common share plus one half of one non transferable common share purchase warrant, each whole warrant entitling the holder to purchase one additional common share at a price of $1.80 per warrant share for a period of 24 months from the date on which the units are issued. At September 18, 2008 closing of this financing was pending final approval of the listing of the additional shares by the American Stock Exchange, conditional approval having been received from the Toronto Stock Exchange.

Kimber Resources Inc.

Management’s Discussion and Analysis

Report for the year ended June 30, 2008

The following management’s discussion and analysis of Kimber Resources Inc.’s (“Kimber”) financial position is for the year ended June 30, 2008 compared to June 30, 2007 and covers information up to the date of this report. This discussion should be read in conjunction with the attached financial statements and related “Notes to the Consolidated Financial Statements” which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP).  This discussion and analysis may contain certain forward-looking statements about Kimber’s future prospects, and Kimber provides no assurance that actual results will meet management’s expectations.

All amounts are stated in Canadian dollars unless indicated otherwise. Additional information regarding Kimber is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.com, and on Kimber’s website at www.kimberresources.com.

This management’s discussion and analysis is dated September 18, 2008.

Introduction

Kimber Resources Inc. is a Canadian-based company principally engaged in the exploration of the Monterde gold-silver property (the “Property”) located in the Monterde Mining District in the state of Chihuahua, Mexico. Kimber’s primary targets are economic deposits of gold and silver. Kimber’s policy currently allocates the greater part of its funds to exploring for additional gold-silver resources on its principal asset, the Monterde Property. In addition to drilling exploration targets for additional gold and silver resources, Kimber is advancing the Monterde deposit so that its full value can be recognized.

Results of Operations

Kimber’s net loss for the fiscal year ended June 30, 2008 was $2,937,925 or $0.06 per common share compared with $3,813,938 or $0.08 loss per share for the same period ended June 30, 2007. Kimber’s net loss for the year decreased by $876,013 compared to the previous year, due mainly to the reduction in salary and benefit expenses (see below).

In accordance with accounting standards issued by the Canadian Institute of Chartered Accountants, Kimber recorded a stock based compensation expense of $728,939 ($527,957 in 2007) on 1,365,000 stock options vested and accruing during the year. This is a non-cash expense and does not affect Kimber’s operations. Without this non-cash expense, Kimber would have recorded a loss of $2,208,986 or $0.04 loss per share during the year.

During the fiscal year ended June 30, 2008 Kimber incurred expenditures of $5,158,631 on its mineral properties; $62,990 for property acquisition payments and exploration expenditures of $5,095,641. Drilling costs of $1,506,892 were the highest cost activity, representing 29% of expenditures, a decrease from 2007 ($3,272,194 or 31% in 2007) as a result of reduced drilling activity in the first and second quarters of the current year. Assay testing was $137,017 for the year ending June 30, 2008 ($1,353,120 in fiscal year ended June 30, 2007). Assay costs were incurred primarily during the last quarter of the current year during the active drill program at Monterde. Geological and geophysical expenditures were $1,314,680 or 25% of exploration expenditures in 2008 compared to $1,148,043 or 11% in 2007. Other significant cost categories in the fiscal year ending June 30, 2008 were engineering at $245,511 and field supplies at $255,805.

Salary and benefit expenses decreased during the year ended June 30, 2008 to $1,088,480 from $1,840,643 in the year ended June 30, 2007. The decrease is due to the settlement agreements with former officers incurred in 2007, a lower number of administrative personnel and a reduction in fees paid to directors.

Legal, consulting and audit costs decreased to $532,207 for the year ended June 30, 2008 from $952,743 in the previous year. 2007 fees included legal fees for due diligence activities and fees for the now resolved proxy contest.

Investor relations and shareholder communications expenses of $69,894 (2007 – $211,187) were reduced as there was reduced investor related travel and conference attendance.

Office and miscellaneous expenses increased during the year to $278,050 from $252,637 in 2007. The increase is mainly attributable to increased insurance costs and general office costs.

Rent expense for the head office increased to $188,003 in the year ended June 30, 2008 from $161,508 in the comparable period ended 2007 as the result of an increase in rent during the current year.

Kimber recorded a loss from foreign exchange of $8,516 during the year ended June 30, 2008 as compared to a loss of $10,701 in the period ended 2007. The loss originates from funds advanced to Mexico during the year that have depreciated in value due to fluctuations in the Mexican peso or United States Dollar relative to the Canadian dollar.

Selected Annual Information

The following information is for each of the three fiscal years ended June 30, 2008, 2007 and 2006:

	2008	2007	2006
Interest / investment income	173,193	415,493	295,962
Net loss	(2,937,925)	(3,813,938)	(2,363,420)
Net loss per share – basic and diluted	(0.06)	(0.08)	(0.06)
Total assets	42,911,957	39,508,524	39,260,405
Long-term liabilities	-	-	-
Dividends	-	-	-

Kimber’s income from interest and investments decreased during the current fiscal year due to lower amounts of cash and cash equivalents that were available for short-term investment. The net losses for Kimber in the fiscal years ended June 30, 2008 and 2007 include non-cash charges for stock-option compensation expenses of $728,939 in 2008 and $527,957 in 2007.

Kimber’s net assets have increased over the fiscal periods mainly because of share capital proceeds raised through private placements and increased unproven mineral right interests expenditures capitalized during the years.

Summary of Quarterly Results September 30, 2006 to June 30, 2008

	Q4 Jun30/08	Q3 Mar31/08	Q2 Dec31/07	Q1 Sep30/07
Interest income	43,525	27,936	43,653	58,079
Total Loss	(778,293)	(658,884)	(661,099)	(839,649)
Loss per share	(0.01)	(0.01)	(0.01)	(0.02)

	Q4 Jun30/07	Q3 Mar31/07	Q2 Dec31/06	Q1 Sep30/06
Interest income	66,890	85,841	117,901	144,861
Total Loss	(2,051,271)	(606,468)	(737,982)	(418,217)
Loss per share	(0.04)	(0.01)	(0.01)	(0.01)

Kimber is in the exploration stage, and therefore, variances in its quarterly losses are not affected by sales or production-related factors. Increases in costs are generally attributed to growth in operations and success in financing activities, which allow Kimber to undertake further development and exploration on its properties.

Revenues for Kimber are for interest and gains received on cash or short-term investments (low-risk banker’s acceptance notes that yield 2.8% to 4.0% on an annual basis) classified as cash.  Interest revenues fluctuate according to the amounts of funds held in deposit and interest rates offered during the period. Kimber does not have revenues from mining operations and does not expect to have revenues in the near future other than interest received on cash balances.

Financial Condition

At June 30, 2008, Kimber had working capital of $4,142,653 (2007 - $5,371,675). Kimber has no long-term indebtedness or long-term obligations. The change in working capital is primarily the result of decreased available cash of $3,962,742 compared to the previous year (2007 – $6,200,602). This cash decrease is due to the ongoing net expenditure. In the fiscal year ended June 30, 2008 Kimber received $6,000,000 from a non-brokered private placement and $213,550 from the exercise of 463,000 stock options.

Current liabilities decreased to $815,757 as at June 30, 2008 from $1,315,654 at June 30, 2007. This was primarily due to the payments of amounts due to former officers in respect of severance settlement agreements dated April 26, 2007.

Cash Flows

Kimber generates cash inflow from selling its shares either through financings or the exercise of existing stock options. There is a risk that these options may not be exercised if Kimber’s share price falls below the exercise price due to market conditions.

Amounts receivable increased to $914,474 during the fiscal year ended June 30, 2008 from $429,481 in the previous year. The increase was due to the increased IVA Tax receivable from the Government of Mexico and a US$250,000 deposit receivable from the drilling company used in Mexico. Receivables for IVA, which is charged at 15% of expenditures in Mexico, increased during the year from $374,501 to $591,880, as a result of increased expenditures for the six months ended June 30, 2008.

Prepaid expenses increased by $23,948 to $81,194 during the year, mainly due to an increase in advance payments for various insurance policies and prepaid annual filing fees paid to the Toronto Stock Exchange and American Stock Exchange.

Kimber made equipment purchases of $136,041 during the year ended June 30, 2008 including: $79,891 for the exploration camp and related equipment, $30,830 for computer equipment and software, $18,843 for camp vehicles and $6,477 for office fixtures and equipment.

Property acquisition costs of $62,990 were incurred for concession taxes on the Monterde Property ($43,454), the Setago Property ($6,628) and the Pericones Property ($12,908). Future acquisition expenditures on these staked concessions will be minimal as there are no property purchase payments required.

Share capital increased cash inflows by an aggregate of $6,213,550 through the issuance of 8,000,000 common shares issued by private placement, and 463,000 shares issued on the exercise of stock options during the fiscal year ended June 30, 2008.

Contractual Obligations

Kimber has no long-term debt and does not anticipate that it will require debt financing for current planned expenditures. Kimber has no future contractual obligations to property vendors for the Monterde, Setago or Pericones Properties.

Kimber leases its premises under an operating lease which expires in the fiscal year ending June 30, 2011.  Kimber is obligated to make basic rent payments under its operating lease in each of the fiscal years from 2008 to 2011 totalling $226,535. In addition, under the lease Kimber has the obligation to pay its proportionate share of operating costs and taxes for the building.

Capital Resources and Liquidity

Capital resources of Kimber consist primarily of cash and liquid short-term investments. As at August 31, 2008, Kimber had cash and banker’s acceptance notes totaling $2,620,234 (not including funds received in respect of the private placement- see Subsequent Event section below), $732,000 in receivables and an estimated $930,000 in accounts payable and accrued liabilities.

At present, management believes that it has sufficient financial resources to complete planned expenditures to the end of June 30, 2009. Kimber does not anticipate the payment of dividends in the foreseeable future.

Subsequent Event

On September 18, 2008 Kimber had accepted all subscription agreements and received all funds for a non-brokered private placement of 4,000,000 units at $1.25 per unit to raise $5.0 million. Each unit consisted of one common share plus one half of one non transferable common share purchase warrant, each whole warrant entitling the holder to purchase one additional common share at a price of $1.80 per warrant share for a period of 24 months from the date on which the units are issued. At September 18, 2008 closing of this financing was pending final approval of the listing of the additional shares by the American Stock Exchange, conditional approval having been received from the Toronto Stock Exchange.

Related Party Transactions

Unless otherwise stated, related party transactions are measured at the exchange amount, being the amount of consideration established and agreed to by the related parties (See Note 9 of the Notes to the Consolidated Financial Statements for full disclosure).

Mineral Properties

Monterde Property

The Monterde property, located in the Sierra Madre region of southwestern Chihuahua State, Mexico, is Kimber’s principal asset. It covers 29,000 hectares in claims which stretch for 37 kilometres along the trend of mineralization. Access to the developed part of the property is by 230 km of paved highway from Chihuahua City followed by 35 km of logging road from San Rafael, where access to railroad facilities and electrical power is also available.

Kimber holds 100% of the Monterde property, free of royalties, through its wholly-owned Mexican subsidiary, Minera Monterde, S. de R.L. de C.V. In its northern part, three mineral deposits, the Carmen, Carotare, and Veta Minitas have been developed to the point of having gold and silver mineral resources, most of them in the Measured and Indicated categories. Details of these resources are listed in the Annual Report, filed on SEDAR and EDGAR, and displayed on Kimber’s website.

The principal deposit is the Carmen on which 595 holes have been drilled. Like many other gold-silver deposits in the Sierra Madre, it falls in the category of oxidized, low sulphidation, epithermal mineral deposits. There are two satellite deposits: the Veta Minitas which is 250 metres south-west of Carmen, and the Carotare, two kilometres to the west of Carmen.

Monterde – El Carmen

During April 2008 a diamond drill rig capable of drilling in excess of 800 metres was mobilized to the Monterde property. A total of 18 holes were completed between April and July 2008 including two holes for grade comparison with previous reverse circulation drill holes. A total of 8,023 metres of core was drilled at Carmen between April and July 2008. The principal objective of the drilling was to test for the down dip continuity of mineralization at Carmen.

The results of a number of the holes drilled in the 2008 program at Carmen showed that high-grade gold-silver mineralization was intercepted on certain sections at considerably greater depths than previously drilled. Full details of all significant drill results can be seen in the press releases issued between June and September 2008.

Aside from drilling during 2008, the principal focus on the Carmen deposit has been to compile all geologic data (from drill holes, mapping and sampling) so that greater detail can be applied to resource estimates (for both open pit and underground mining) and to the distribution of high and low recovery zones for silver within the deposit. This definitive geologic compilation and the accompanying interpretation are pre-requisites for the next resource estimates and for all economic studies to follow.

The analysis of the complete drill data, combined with modeling of the geology of the deposit at Carmen, will continue over the remainder of 2008, with a workplan to be finalized.

Monterde - Veta Minitas

Veta Minitas is located approximately 250 metres south-west of the Kimber's Carmen gold-silver deposit on the Monterde property. The Veta Minitas area is underlain by felsic volcanic tuffs, breccias and intrusive rocks, with minor andesite flows; the same package of rocks hosting the Carmen deposit. The Veta Minitas mineralization occurs in shear zones within the felsic volcanic package, and is characterized by strong oxidation and silicification. The mineralization occurs in two main zones, known as Central and East.

To date 13,389 metres and 61 holes have been drilled on Veta Minitas. The two holes drilled  at Veta Minitas by diamond drills in July 2008, for a total of 936 metres, were designed to drill test the Central mineralized zone at depth and then to continue down to the East zone, which has been tested in three previous holes. The East zone is a gold-enriched system (relative to the Central zone) that does not extend to surface. The results of the 2008 drilling, on top of those from 2006, suggest good vertical continuity of the two systems, with increasing gold to silver ratios to depth. A follow-up drill program in 2009 is being planned to test the lateral continuity of the two systems at Veta Minitas.

A model of the geology and mineralization at Veta Minitas is being prepared at present.

Monterde - Carotare

85 holes using RC and diamond core drills, totaling 18,209 metres, have been drilled on Carotare to date.  The Carotare deposit occurs approximately 800 metres statigraphically below El Carmen  and is hosted in the tuff breccia (TxTl) which hosts a significant portion of the El Carmen deposit. Mineralization is characterized by high grade gold associated with base metal sulphide mineralization. A significant zone of high grade mineralization has been discovered on the central part of the grid and future drilling is likely warranted to extend this mineralization. A model of the geology and mineralization at Carotare is being completed to provide the basis for assessment and development of a workplan for Carotare.

Monterde - Arimo

The Arimo target lies approximately 3 kilometres southwest of Carmen and occurs on a northwest trending fault. The Arimo and Cerrro la Mina areas show weak gold and silver mineralization as well as elevated levels of mercury typical of epithermal gold and silver deposits. The fault occurs at the contact between underlying andesitic tuff and overlying felsic tuffs and breccias. The fault is filled with brecciated and silica cemented material with fine-grained sulphides locally. Moderate propyllitic alteration is associated with the footwall andesites. A drilling program consisting of 1,615 metres in 9 core holes was completed in April 2008 with no significant results. No further work is planned for the Arimo prospect at this time.

Monterde - Cerro la Mina

The Cerro la Mina target lies approximately 2 kilometres west southwest of Carmen and approximately 1.5 kilometres north of Arimo. The area is characterized by large outcrops of silica-rich breccia with elevated levels of mercury. It is interpreted that the Cerro la Mina structure is a related, parallel structure to that at Arimo and formed under similar tectonic stresses and at or near the same time as Arimo. A program of 1,005 metres of core in 3 holes was completed in May 2008 with no significant results. No further work is planned on the Cerro la Mina prospect at this time.

Pericones

Pericones is located approximately 100 kilometres southwest of Mexico City in a belt that is well known for silver veins, some of which have been mined. Previous work by Kimber returned significant silver grades and work in 2008 has returned very encouraging results. The 100% owned Pericones Property was originally 6,300 hectares in size. An additional concession was granted to Kimber in 2007 and the Pericones Property now comprises 11,890 hectares. The Pericones Property was acquired through staking and covers areas of sedimentary and volcanic rock.  Kimber’s acquisition of Pericones was first announced in October 2006. Although staked earlier, Kimber waited to announce it until title could be fully secured.

There are four principal areas of alteration, mineralization and old workings identified so far, Plaza de Gallos, Aguacate, Tejamanil and El Cirian. Plaza de Gallos consists of a three by three metres wide adit at least 100 metres in length. The mineralized structure averages two metres in width and consists of brecciated silica cemented by later silica, carbonates and clay minerals. Sulphides within the vein range up to 2% of the siliceous material and are dominated by fine-grained pyrite with traces of sphalerite and chalcopyrite. Wall rocks are variably altered with the most common alteration products being pervasive chlorite and calcite. The Aguacate target comprises a 1.6 kilometre long shear zone with numerous mineralized bodies at low angles to the regional shear, several of which have had a significant amount of material mined. The Tejamanil area is characterized by two subparallel shear zones hosted in altered volcanic rocks. The El Cirian area is characterized by a wide, sulphidic shear zone hosted in sedimentary rocks.

A program of rock sampling, prospecting and alteration mapping was initiated in March 2008. The initial focus of this work is the Plaza de Gallos mine and surrounding area. Concurrently mapping of the main shear zone at Aguacate as well as sampling of associated mineralized zones at Cirian and Tejamanil will be undertaken.

Subject to completion of the initial geological assessment and receipt of all analyses of Pericones and receipt of all necessary permits and approvals a drill program at Pericones is being prepared.

Setago

The 100% owned Setago Property, which consists of 3 concessions totalling 10,068 hectares, lies approximately 24 kilometres to the west of Monterde. The Setago Property covers well-altered tertiary volcanics of the Upper Volcanic Series (similar to Monterde). Alteration types include argillic, alunitic, pyrophyllitic and silicification, together with siliceous breccias, quartz vein stockworks and extensive iron oxide. Kimber’s geological team in Mexico completed a limited mapping and sampling program on the Setago Property in July 2003 resulting in the identification of anomalous gold values.  Follow-up reconnaissance work, consisting of mapping and sampling carried out during the first half of 2007, identified areas of potential epithermal gold-silver and possible polymetallic deposits.  Several prominent colour anomalies have been noted. Colour anomalies of the types noted at Setago are often associated with epithermal gold and silver deposits in Mexico.

A program of geologic mapping, sampling and prospecting is expected to be initiated over the next six to nine months.

Safety

Kimber continues to encourage a safe work environment. Safety meetings have been held and first aid instruction given. Protective equipment is mandatory in the vicinity of heavy machinery and underground. There were no lost time incidents during the year ended June 30, 2008.

Off-Balance Sheet Arrangements

Kimber has no off-balance sheet arrangements or transactions and none are contemplated.

Financial and Other Instruments

Kimber maintains the majority of its cash balances in Canadian dollars and converts them to United States dollars or Mexican Pesos when payments are required.  No hedging has been undertaken to date as management has viewed the Canadian dollar as the stronger currency in recent years. NO FUNDS HAVE BEEN INVESTED IN ASSET-BACKED COMMERCIAL PAPER. All Funds are invested in cash and banker’s acceptance notes with Schedule 1 Canadian banks.

Kimber’s financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, the fair value of which approximates their carrying value due to the short term to maturity.

Legal Proceedings

Kimber and its subsidiaries are not parties to any legal proceedings and have no contingent liabilities, except as follows:

On September 12, 2006 an employee of Minera Monterde, S. de R.L. de C.V., a subsidiary of Kimber Resources Inc., was involved in a road collision with a group of cyclists while driving a truck owned by the subsidiary. $89,401 was paid in December 2006 to the Mexican authorities in respect of this matter.  Kimber does not believe that there will be any further legal liability in relation to this incident but has not yet received formal releases from all potential claimants.

Adoption of new accounting standards

Effective July 1, 2007, Kimber adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) under CICA Handbook, Section 1506, Accounting Changes, Section 1530, Comprehensive Income, Section 3251, Equity, Section 3855, Financial Instruments – Recognition and Measurement, Section 3861, Financial Instruments – Disclosure and Presentation and Section 3865, Hedges.

These new Handbook Sections provide requirements for reporting accounting changes, reporting comprehensive income, the presentation of equity, the recognition and measurement of financial instruments, and on the use of hedge accounting.

Section 1506 prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors.  Kimber has not made any voluntary changes in accounting principles, changed significant estimates or corrected errors since the adoption of Section 1506.

Section 1530 establishes standards for the reporting of comprehensive income, defined as the change in equity from transactions and other events from non-owner sources, and includes items that would not normally be included in results from operations. Kimber has not had any changes in equity from non-owner sources. Accordingly, for Kimber comprehensive loss is the same as net loss.

Section 3251 establishes standards for the presentation of equity and changes in equity. Required disclosures are included throughout these financial statements.

Under Section 3855, all financial instruments are to be measured at fair value except for loans and receivables, held to maturity investments and other financial liabilities not held for trading, which are to be measured at amortized cost.

Section 3861 establishes standards for presentation and disclosure of financial instruments and non-financial derivatives. Under these new standards, all financial instruments are classified into one of the following five categories: held for trading, held to maturity investments, loans and receivables, available for sale assets or other financial liabilities. Kimber has designated its cash and cash equivalents as held for trading, which are measured at fair value. Amounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.

Section 3865 establishes standards for when and how hedge accounting may be applied. Kimber has not designated any agreements as hedges. The adoption of Sections 3855, 3861 and 3865 had no impact on Kimber’s financial statements.

Recent accounting pronouncements

In December 2006, the CICA issued Section 3862, Financial instruments - Disclosures and Section 3863, Financial Instruments - Presentation.  Generally, the new sections replace Section 3861, Financial Instruments - Disclosure and Presentation.  These sections establish standards for the presentation of financial instruments and non-financial derivatives and identify the information that should be disclosed about them. Both sections are effective for Kimber on July 1, 2008 and are expected to result in more extensive disclosures in Kimber’s annual and interim financial statements.

In December 2006, the CICA issued Section 1535 of the CICA Handbook, Capital Disclosures, which establishes standards for disclosing information about an entity’s capital and how it is managed.  This section is effective for Kimber on July 1, 2008 and is expected to result in more extensive disclosures in Kimber’s annual and interim financial statements.

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs.  Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and the recognition, measurement and presentation of intangible assets.  Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  This section is effective for Kimber on July 1, 2009.  Kimber is currently evaluating the impact of the adoption of this new standard on the recognition, measurement, presentation and disclosure of its unproven mineral right interests in the consolidated financial statements.

In May 2007, the Accounting Standards Board (“AcSB”) amended Section 1400, General Standards of Financial Statement Presentation, to change the guidance related to management’s responsibility to assess the ability of the entity to continue as a going concern.  Management is required to make an assessment of an entity’s ability to continue as a going concern and should take into account all available information about the future, which is at least, but is not limited to, 12 months from the balance sheet date.  Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern.  These amendments are effective for Kimber on July 1, 2008.  These standards may impact our disclosure but is not expected to impact our financial position, results of operations or cash flows.

In 2008, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by publicly accountable enterprises, being fully converged with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board over a transitional period to be completed by 2011.  Kimber will be required to report under IFRS effective for interim and annual financial statements relating to its fiscal year beginning on July 1, 2011.  Adoption of IFRS will impact all areas of financial accounting and reporting.  Kimber is in the process of assessing the impacts of the Canadian convergence initiative.

Internal Controls Over Financial Reporting

Kimber’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Securities Exchange Act Rule 13a-15(f).  Kimber’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  Kimber’s internal control over financial reporting includes those policies and procedures that:  (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of Kimber’s management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Kimber’s management, including its Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of Kimber’s internal control over financial reporting as of June 30, 2008.  In making its assessment of internal control over financial reporting, Kimber’s management used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on this assessment, Kimber’s management concluded that Kimber’s internal control over financial reporting was effective.

There has been no change in Kimber’s internal control over financial reporting during the financial year ended June 30, 2008 that has materially affected, or is reasonably likely to materially affect, Kimber’s internal control over financial reporting.

Disclosure Controls and Procedures

Kimber, under the supervision and with the participation of Kimber’s management, including its Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934), as of June 30, 2008.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Securities Exchange Act is accumulated and communicated to management, including the Company’s Chief Executive Officer and the Company’s Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of June 30, 2008.

Outstanding Share Data

Kimber has one class of shares and at June 30, 2008 Kimber had 57,886,620 shares issued and 65,018,620 outstanding on a fully diluted basis.

Kimber has a stock option plan and at June 30, 2008 there were 3,132,000 options outstanding. Of the 3,132,000 options granted to employees, directors and consultants 2,220,333 had vested.

Kimber had 4,000,000 warrants outstanding as at June 30, 2008.  These warrants were issued on March 11, 2008 and expire on March 10, 2010. Each warrant entitles the holder to purchase one additional common share at a price of $1.25.

Risk and Uncertainties

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, which statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements.

Kimber is a mineral exploration company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this report and in the notes to financial statements.

Kimber’s financial success is subject to general market conditions, which affect mining and exploration companies.  The value of Kimber’s mineral resources and future operating profit and loss may be affected by fluctuations in precious metal prices, over which Kimber has no control, although it may choose to hedge some of its future production.  The cost of exploration and future capital and operating costs are affected by foreign exchange rates for the Canadian dollar, United States dollar and Mexican peso.  Kimber can mitigate the effects of these rate fluctuations, to some extent, through forward purchases.  Because of its limited operating record and history of losses, it may not be able to hedge future risk to the extent it feels is warranted.  Kimber also competes with other mining companies, which are larger and have more economic resources to acquire prospective exploration properties or producing mines.

Kimber also faces certain risks and uncertainties specific to its circumstances.  Kimber’s ability to obtain financing to explore for mineral deposits and to continue and complete the development of those properties it has classified as assets is not assured; nor is there assurance that the expenditure of funds will result in the discovery of an economic mineral deposit.  Kimber has not completed a feasibility study on any of its deposits to determine if it hosts a mineral resource that can be economically developed and profitably mined. While Kimber has used its best efforts to secure title to all its properties and secured access to surface rights, these titles or rights may be disputed.

For a more complete list of potential risk factors which could affect Kimber refer to Kimber’s current Form 20-F filed on SEDAR and EDGAR.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms in this document, such as “measured,” “indicated,” and “inferred,” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20‑F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

