Form 20-F
period 2009-06-30
Kimber Resources Inc.
filed 2009-09-29
CIK 1294662

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

[  ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[✓]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2009

OR

[  ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[  ]

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from ___________________________ to ___________________________

Commission file number :  001-32712

KIMBER RESOURCES INC.

(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)
Province of British Columbia, Canada

(Jurisdiction of incorporation or organization)

Suite 215 – 800 West Pender Street, Vancouver, British Columbia, Canada, V6C 2V6

(Address of principal executive offices)

Gordon Cummings, President and Chief Executive Officer
Suite 215 – 800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6
Tel: (604) 669-2251
E-mail: gcummings@kimberresources.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act.

Title of each class

Name of each exchange on which registered

Common Shares, without par value

NYSE Amex

Securities registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

______________________________________________________________________________________

(Title of Class)

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report:   62,086,620 Common Shares as at June 30, 2009

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

[✓] Yes  [  ]   No

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any,  every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulations S-T  during the preceding 12 months (or such shorter period that the Registrant was required to submit and post such files)

[✓] Yes  [  ]   No

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer  [  ]                   Accelerated filer     [  ]                   Non-accelerated filer  [✓]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ] International Financial Reporting Standards as issued [ ] Other [✓]
by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

[  ] Item 17  [✓ ] Item 18

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

[  ] Yes  [✓]  No

TABLE OF CONTENTS

GLOSSARY	5
FORWARD LOOKING STATEMENTS	12

PART I	13
ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	13
ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE	13
ITEM 3 - KEY INFORMATION	13
A. Selected Financial Data	13
B. Capitalization and Indebtedness	15
C. Reasons for the Offer and Use of Proceeds	15
D. Risk Factors	15
ITEM 4 - INFORMATION ON KIMBER	26
A. History and Development of Kimber Resources Inc	26
B. Business Overview	27
C. Organizational Structure	29
D. Property, Plants and Equipment	30
ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS	53
A. Operating Results	54
B. Liquidity and Capital Resources	56
C. Research and Development, Patents and Licenses, Etc	57
D. Trend Information	57
E. Off-Balance Sheet Arrangements	58
F. Tabular Disclosure of Contractual Obligations	58
G. Safe Harbour	58
ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	58
A. Directors and Senior Management	58
B. Compensation	62
C. Board Practices	63
D. Employees	64
E. Share Ownership	65
ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	68
A. Major Shareholders	68
B. Related Party Transactions	69
C. Interests of Experts and Counsel	69
ITEM 8 - FINANCIAL INFORMATION	69
A. Consolidated Statements and Other Financial Information	69
B. Significant Changes	70
ITEM 9 - THE OFFERING AND LISTING	70
A. The Offer and Listing Details	70
B. Plan of Distribution	72
C. Markets	72
D. Selling Shareholders	72
E. Dilution	72
F. Expense of the Issue	72
ITEM 10 - ADDITIONAL INFORMATION	72
A. Share Capital	72
B. Notice of Articles and Articles	72
C. Material Contracts	77
D. Exchange Controls	77
E. Taxation	78
F. Dividends and Paying Agents	86
G. Statement by Experts	86
H. Documents on Display	86
I. Subsidiary Information	86

GLOSSARY OF TERMS

Glossary of Non-Geological Terms

Certain terms and abbreviations used in this Annual Report are defined below:

“AMEX” means the NYSE Amex stock exchange

“Atna” means Atna Resources Ltd.;

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

“Ejido” (aa-hee-do) is a Mexican legal entity, which owns a specific area of land and holds it collectively for its members. Ejidos were formed by way of a resolution from the Federal Government of Mexico under the Agrarian Act for the administration and development of collective property rights over agricultural land owned by the Federal Government. Ejidos are administered and controlled by an Ejido council. The consent of an Ejido council is a requirement for access to such lands for mineral exploration and development. Since 1990 Mexican law has permitted the "partition and privatization" of Ejido land from the Government to the Ejidos and from the Ejidos to individual members;1

“El Coronel Concessions” means the mineral concessions located in the Monterde Mining District, State of Chihuahua, Mexico, listed under the heading “El Coronel Concessions” in Table 1 of this Annual Report;

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

“TSX” means the Toronto Stock Exchange;

“U.S. GAAP” means financial data prepared in accordance with United States generally accepted accounting principles;

“Warrant” means a warrant of Kimber Resources Inc. entitling the holder to purchase 1 Common Share of Kimber Resources Inc. at the price and until the date stated in the said warrant.

“2002 Plan” means the Kimber Resources Inc. 2002 Stock Option Plan;

“2007 Plan” means the Kimber Resources Inc. 2007 Stock Option Plan;

Geological or Technical Terms

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

“g/t” means grams per tonne;

“grade” is the relative quantity or the percentage of a commodity content in a Mineral Resource, expressed as grams per tonne or ounces per ton for precious minerals, such as gold, or as a weight percentage for most other metals;

“hematite” or “hematitic” refers to a common iron mineral consisting of iron and oxygen;

“hydrothermal” - pertains to hot water or the action of heated water, often considered heated by magma or in association with magma;

“igneous rocks” are rocks that have formed from lava;

“Indicated Mineral Resource”  (1) is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed;

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

“Measured Mineral Resource” (2) is that part of Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity;

“Mineral Reserve” (2) means that portion of a Measured Mineral Resource or an Indicated Mineral Resource that is economically mineable as demonstrated by at least a preliminary feasibility study, taking into account all mining and licensing parameters;

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

“Probable Mineral Reserve” (2) (4) means the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified;

“Proven Mineral Reserve” (2) (3) means the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified;

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

“RC” means a reverse circulation drill, a type of rotary or percussion drill used in mineral exploration, where a continuous flow of drill fluid is pumped to the bottom of the drill hole via the annulus of the double walled drill pipe, through the bit  and back out of the drill hole via the center of the pipe, carrying the drill cuttings to surface free of contamination from the formations drilled;

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

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

1.

This Annual Report on Form 20-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.   The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this Annual Report are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards (The Canadian Institute of Mining, Metallurgy and Petroleum) on Mineral Resources and Mineral Reserves Definitions and guidelines adopted by the CIM Council on August 20, 2000.  A reader in the United States should be aware that the definition standards enunciated in National Instrument 43-101 differ from those set forth in SEC Industry Guide 7.

While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC ..  As such, information contained in this Annual Report concerning descriptions of mineralization and Mineral Resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.  “Indicated Mineral Resource” and “Inferred Mineral Resource” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an “Indicated Mineral Resource” or “Inferred Mineral Resource” will ever be upgraded to a higher category.   Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a Mineral Resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.   Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into Mineral Reserves.

2.

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

3.

The definition for “Proven Mineral Reserves” under CIM Standards differs from the standards in the United States, where Proven or Measured Reserves are defined as Mineral Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; (b) grade and/or quality are computed from the results of detailed sampling and (c) the sites for inspection, sampling and measurement are spaced so closely and the geographic character is so well defined that size, shape, depth and mineral content of Mineral Reserves are well established.

4.

The definition for “Probable Mineral Reserves” under CIM Standards differs from the standards in the United States, where Probable Mineral Reserves are defined as Mineral Reserves for which quantity and grade and/or quality are computed from information similar to that of Proven Mineral Reserves (under United States standards), but the sites for inspection, sampling and measurement are further apart or are otherwise less adequately spaced, and the degree of assurance, although lower than that for Proven Mineral Reserves, is high enough to assume continuity between points of observation.  The degree of assurance, although lower than that for Proven Mineral Reserves, is high enough to assume continuity between points of observation.

Conversion Table
Metric		Imperial
1.0 millimetre (mm)	=	0.039 inches (in)
1.0 metre (m)	=	3.28 feet (ft)
1.0 kilometre (km)	=	0.621 miles (mi)
1.0 hectare (ha)	=	2.471 acres (ac)
1.0 gram (g)	=	0.032 troy ounces (oz)
1.0 metric tonne (t)	=	1.102 short tons (ton)
1.0 g/t	=	0.029 oz/ton

Unless otherwise indicated, all dollar ($) amounts referred to herein are in Canadian dollars.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This Annual Report on Form 20-F and the exhibits attached hereto contain “ forward-looking statements ” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.  Statements concerning Mineral Reserves and Mineral Resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of Mineral Reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.   Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could” , “would”, “might” or “will” (or the negative and grammatical variations of any of these terms and similar expressions) be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements.  Forward-looking statements are subject to a variety of known and unknown risks , uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements.  Some of the important risks and uncertainties that could affect forward-looking statements are described further in the sections entitled “ITEM 3. D. KEY INFORMATION - Risk Factors”, “ITEM 4. B. INFORMATION ON KIMBER - Business Overview”, “ITEM 4. D. INFORMATION ON KIMBER - Property, Plants and Equipment” and “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS” and in the exhibits attached to this Annual Report on Form 20-F ..  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.  The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions change, except as required by law.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following tables set forth and summarize selected consolidated financial data for Kimber, prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The tables also summarize certain corresponding information reconciled to United States generally accepted accounting principles (“U.S. GAAP”).  Canadian GAAP, as applied to Kimber, may materially differ from U.S. GAAP.  For a discussion of these differences and their effect on Kimber’s financial statements, refer to “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS” and to the notes included in the more detailed financial statements included in “ITEM 18. FINANCIAL STATEMENTS” ..

For each of the fiscal years ended June 30 presented, the information in the tables was extracted from the more detailed financial statements of Kimber for those years presented, which have been audited.  All of the information contained in the selected financial data is qualified in its entirety by reference to the more detailed financial statements and related notes included in “ITEM 18. FINANCIAL STATEMENTS”, and should be read in conjunction with such financial statements and with the information appearing in “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS”.

Under Canadian Generally Accepted Accounting Principles (in Canadian dollars):

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	June 30,	June 30,	June 30,	June 30,	June 30,
	2009	2008	2007	2006	2005
	$	$	$	$	$

Current Assets	3,757,748	4,958,410	6,687,329	16,907,238	4,796,055
Equipment	608,193	617,951	644,230	603,347	436,736
Investment	-	-	-	-	103,596
Unproven mineral right interests	40,943,685	37,335,596	32,176,965	21,749,820	11,601,330
Total Assets	45,309,626	42,911,957	39,508,524	39,260,405	16,937,717
Current Liabilities	393,561	815,757	1,315,654	1,422,519	900,734
Total Liabilities	393,561	815,757	1,315,654	1,422,519	900,734
Net Assets (Liabilities)	44,916,065	42,096,200	38,192,870	37,837,886	16,036,983
Share Capital (1)	56,753,646	52,032,205	46,762,332	42,766,942	19,033,066
Contributed surplus	4,031,196	3,541,767	1,970,385	1,796,853	1,366,406
Obligation to Issue Shares	-	-	-	-	-
Revenues	-	-	-	-	-
Deficit	(15,868,777)	(13,477,772)	(10,539,847)	(6,725,909)	(4,362,489)
Net Loss for the Period	(2,391,005)	(2,937,925)	(3,813,938)	(2,363,420)	(1,825,982)
Basic and Diluted Loss per Share	(0.04)	(0.06)	(0.08)	(0.06)	(0.06)
Weighted Average Number of Common Shares Outstanding	61,120,045	52,277,997	48,118,320	40,026,359	30,612,668

(1)

During the year ended June 30, 2009, Kimber determined that its accounting policy with respect to Warrants be changed to allocate a value, based on fair value, to Warrants issued. Warrants issued in conjunction with equity or debt instruments are now valued on a relative fair value basis using the Black-Scholes option pricing model. Previously, no value was attributed to Warrants issued with other equity instruments and the prior year financial statements have been restated by allocating $867,288, on a relative fair value basis, to the Warrants issued in the year ended June 30, 2008.  No amounts were restated for years prior to the year ending June 30, 2008 as all Warrants had been exercised prior to this change in policy.

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

Under U.S. Generally Accepted Accounting Principles (in Canadian dollars):

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	June 30,	June 30,	June 30,	June 30,	June 30,
	2009	2008	2007	2006	2005
	$	$	$	$	$

Current Assets	3,757,748	4,958,410	6,687,329	16,907,238	4,796,055
Equipment	608,193	617,951	644,230	603,347	436,736
Investment	-	-	-	-	103,596
Unproven mineral Right Interests	2,897,532	2,815,935	2,752,945	2,245,360	1,500,920
Total Assets	7,263,473	8,392,296	10,084,504	19,755,945	6,837,307
Current Liabilities	393,561	815,757	1,315,654	1,422,519	900,734
Total Liabilities	393,561	815,757	1,315,654	1,422,519	900,734
Net Assets (Liabilities)	6,869,912	7,576,539	8,768,850	18,333,426	5,936,573
Share Capital (1)	56,753,646	52,032,205	46,762,332	42,766,942	19,033,066
Contributed surplus	4,031,196	3,541,767	1,970,385	1,796,853	1,366,406
Obligation to Issue Shares	-	-	-	-	-
Deficit	(53,914,930)	(47,997,433)	(39,963,867)	(26,230,369)	(14,462,899)
Revenues	-	-	-	-	-
Net Loss for the Period	(5,917,497)	(8,033,566)	(13,733,498)	(11,767,470)	(7,525,569)
Basic and Diluted Loss per Share	(0.10)	(0.15)	(0.29)	(0.29)	(0.25)
Weighted Average Number of Common Shares Outstanding	61,120,045	52,277,997	48,118,320	40,026,359	30,612,668

(1)

During the year ended June 30, 2009, Kimber determined that its accounting policy with respect to Warrants be changed to allocate a value, based on fair value, to Warrants issued. Warrants issued in conjunction with equity or debt instruments are now valued on a relative fair value basis using the Black-Scholes option pricing model. Previously, no value was attributed to Warrants issued with other equity instruments and the prior year financial statements have been restated by allocating $867,288, on a relative fair value basis, to the Warrants issued in the year ended June 30, 2008.  No amounts were restated for years prior to the year ending June 30, 2008 as all Warrants had been exercised prior to this change in policy.

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

Period End and Average - $C vs. $US

	June 30,	June 30,	June 30,	June 30,	June 30,
	2009	2008	2007	2006	2005

Period End	0.8602	0.9817	0.9404	0.8969	0.8159
Average	0.8575	0.9897	0.8831	0.8600	0.8000

Monthly High and Low - $C vs. $US

	June	May	April	March	February	January
	2009	2009	2009	2009	2009	2009

High for Month	0.9236	0.9198	0.8375	0.8167	0.8202	0.8458
Low for Month	0.8602	0.8712	0.7910	0.7692	0.7758	0.7849

As of June 30, 2009, the exchange rate to convert one Canadian dollar into the U.S. dollar was 1.1625.

B. Capitalization and Indebtedness

Not Applicable

C. Reasons for the Offer and Use of Proceeds

Not Applicable

D. Risk Factors

Kimber is subject to a number of significant risks due to the nature of its business and the present stage of its business development.  Readers should carefully consider the risks and uncertainties described below before deciding whether to invest in Kimber Common Shares.  Kimber’s failure to successfully address the risks and uncertainties described below could have a material adverse effect on its business, financial condition and/or results of operations, and the trading price of its Common Shares may decline and investors may lose all or part of their investment. Kimber cannot give assurance that it will successfully address these risks or other unknown risks that may affect its business.  Estimates of mineralized material are inherently forward-looking statements subject to error. Although Mineral Resource estimates require a high degree of assurance in the underlying data when the estimates are made, unforeseen events and uncontrollable factors can have significant adverse or positive impacts on the estimates. Actual results will inherently differ from estimates. The unforeseen events and uncontrollable factors include: geologic uncertainties including inherent sample variability, metal price fluctuations, variations in mining and processing parameters, and adverse changes in environmental or mining laws and regulations. The timing and effects of variances from estimated values cannot be accurately predicted.

The following risk factors should be considered:

Industry Risks

Resource exploration and development is a high risk, speculative business.

Resource exploration and development is a speculative business, characterized by a high number of failures.  Substantial expenditures are required to discovernew properties and to develop the infrastructure, mining and processing facilities at any site chosen for mining.  Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any particular level of recovery or Mineral Reserves will in fact be realized by Kimber or that any identified mineral deposit identified by Kimber will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited.

Mineral exploration is subject to numerous industry operating hazards and risks, many of which are beyond Kimber’s control and any one of which may have an adverse effect on its financial condition and operations.

The operations in which Kimber has a direct or indirect interest will be subject to all the hazards and risks normally incidental to resource companies.  Fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the industry operating risks involved in the operation of mines and the conduct of exploration programs.  If any of these events were to occur, they could cause injury or loss of life, severe damage to or destruction of property. As a result, Kimber could be the subject of a regulatory investigation, potentially leading to penalties and suspension of operations.  In addition, Kimber may have to make expensive repairs and could be subject to legal liability.  The occurrence of any of these operating risks and hazards may have an adverse effect on Kimber’s financial condition and operations, and correspondingly on the value and price of Kimber’s Common Shares.

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

Future revenues, if any, are expected to be in large part derived from the future mining and sale of gold and silver or interests related thereto.  The prices of these commodities fluctuate and are affected by numerous factors beyond Kimber’s control, including, among others:

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

•

inventory carrying costs.

The effect of these factors on the price of precious and base metals cannot be accurately predicted.  If the price of gold and silver decreases, the value of Kimber’s assets would be materially and adversely effected, thereby materially and adversely impacting the value and price of Kimber’s Common Shares.

Exploration activities are subject to geologic uncertainty and inherent variability.

There is inherent variability between duplicate samples taken adjacent to each other and between sampling points that cannot be reasonably eliminated. There may also be unknown geologic details that have not been identified or correctly appreciated at the current level of delineation. This results in uncertainties that cannot be reasonably eliminated from the estimation process. Some of the resulting variances can have a positive effect and others can have a negative effect on mining and processing operations.

The quantification of Mineral Resources is based on estimates and is subject to great uncertainty.

The calculations of amounts of mineralized material are estimates only. Actual recoveries of gold and silver from mineralized material may be lower than those indicated by test work. Any material change in the quantity of mineralization, grade or stripping ratio, or the gold and silver price may affect the economic viability of a mineral property.  In addition, there can be no assurance that gold and silver recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Notwithstanding pilot plant tests for metallurgy and other factors there remains the possibility that the ore may not react in commercial production in the same manner as it did in testing. Mining and metallurgy are an inexact science and accordingly there always remains an element of risk that a mine may not prove to be commercially viable.

Until an un-mined deposit is actually mined and processed, the quantity of Mineral Reserves, Mineral Resources and grades must be considered as estimates only.  In addition, the quantity of Mineral Reserves and Mineral Resources may vary depending on, among other things, metal prices. Any material change in quantity of Mineral Reserves, Mineral Resources, grade, percent extraction of those Mineral Reserves recoverable by underground mining techniques or stripping ratio for those Mineral Reserves recoverable by open pit mining techniques may affect the economic viability of a mining project.

The recent unprecedented events in global financial markets have had a profound impact on the global economy, in general and on the mining industry in particular.

Many industries, including the precious and base metal mining industry, are impacted by global market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, reduced consumer spending, increased unemployment rates, deteriorating business conditions, inflation, deflation, volatile fuel and energy costs, increased consumer debt levels, lack of available credit, changes in interest rates and tax rates may adversely affect Kimber’s growth and profitability potential. Specifically:

•

the global credit/liquidity crisis could impact the cost and availability of financing and Kimber’s overall liquidity;

• the volatility of gold and silver prices may impact Kimber’s future revenues, profits and cash flow;

•

volatile energy prices, commodity and consumables prices and currency exchange rates impact potential production costs; and

•

the devaluation and volatility of global stock markets impacts the valuation of Kimber’s equity securities, which may impact its ability to raise funds through the issuance of equity.

These factors could have a material adverse effect on Kimber’s financial condition and results of operations.

Increased operating and capital costs may adversely affect the viability of existing and proposed mining projects.

Until the recent events in the global financial markets, increases in the prices of labour and materials, to some extent caused by an increase in commodity prices, including the prices of the metals being mined by the industry, led to significantly increased capital and operating costs for mining projects. Increasing costs are a factor that must be built in to the economic model for any mining project.  Significant operating cost increases as experienced by the industry in recent years prior to the recent financial crisis had the effect of reducing profit margins for some mining projects.  Such increases in both operating and capital costs need to be factored into economic assessments of existing and proposed mining projects and may increase the financing requirements for such projects or render such projects uneconomic.

Company Risks

Kimber faces substantial competition within the mining industry from other mineral companies with much greater financial and technical resources and may not be able to effectively compete which would have an adverse effect on Kimber’s financial condition and operations.

The mineral resource industry is intensively competitive in all of its phases, and Kimber competes with many companies possessing much greater financial and technical research resources.  Competition is particularly intense with respect to the acquisition of desirable undeveloped gold and silver properties.  The principal competitive factors in the acquisition of such undeveloped properties include the staff and data necessary to identify, investigate and purchase such properties, and the financial resources necessary to acquire and develop such properties.  Competition could adversely affect Kimber’s ability to acquire suitable prospects for exploration in the future.

Kimber’s exploration efforts may be unsuccessful in locating viable Mineral Resources.

Resource exploration and, if warranted, development is a speculative business, characterized by a number of significant risks, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in volume and/or grade to return a profit from production.

There is no certainty that the expenditures that have been made and may be made in the future by Kimber related to the exploration of its properties will result in discoveries of mineralized material in commercial quantities.

Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any particular level of recovery or Mineral Reserves will in fact be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited.

If Kimber is unable to develop acceptable overall gold and silver recovery levels, the Carmen deposit may not be a viable project and Kimber will have to continue to explore for a viable deposit or cease operations.

Recovery levels for gold and silver are based upon metallurgical testing of samples taken from drill samples.  Numerous factors may affect the recoverability of gold and silver from any given rock and tests of such samples may not be representative of recoveries to be obtained from the entire deposit.  Currently, Kimber’s metallurgical recovery tests for gold currently have an acceptable average of over 90%. However, silver recoveries vary significantly across the Carmen deposit, ranging from a low of 8.6% to a high of 97.3%.  Kimber’s overall silver metallurgical recoveries may not be adequate for the Carmen deposit to be commercially viable.

If Kimber Mineral Resource estimates are not indicative of the actual gold and silver that can be mined, the mineable gold and silver that can be recovered from the Carmen deposit may be less than the Mineral Resource estimate and the Carmen deposit may not be a viable project.

Assays results from core drilling or reverse circulation drilling can be subject to errors at the laboratory analyzing the drill samples. In addition, reverse circulation or core drilling may lead to samples which may not be representative of the gold and silver ore in the entire deposit.  Mineral Resource estimates are based on interpretation of available facts and extrapolation or interpolation of data and may not be representative of the actual deposit.  All of these factors may lead to a Mineral Resource estimate which is overstated.

If Kimber’s Mineral Resource estimates for the Carmen deposit are not indicative of actual recoverable gold and silver, Kimber will have to continue to explore for a viable deposit or cease operations.

Kimber has a limited history as an exploration company and does not have any experience in putting a mining project into production.

Kimber has only been actively engaged in exploration since 1999.  Kimber does not hold any mineral reserves and does not generate any revenues from production.  Kimber’s success will depend largely upon its ability to locate and develop commercially viable Mineral Reserves, which may never happen.  Further putting a mining project into production requires substantial planning and expenditures and Kimber does not have any experience in taking a mining project to production.  As a result of these factors, it is difficult to evaluate Kimber’s prospects, and its future success is more uncertain than if it had a longer or more proven history.

Kimber expects to continue to incur losses and may never achieve profitability, which in turn may harm the future operating performance and may cause the market price of Kimber’s Common Shares to decline.

Kimber has incurred net losses every year since inception on March 31, 1995 and as of June 30, 2009 had an accumulated deficit of $15,868,777.  Kimber incurred a net loss of $2,391,005 for the year ended June 30, 2009 and $2,937,925 for the year ended June 30, 2008.  Kimber currently has no commercial production and has never recorded any revenues from mining operations. Kimber expect to continue to incur losses, and will continue to do so until such time, if ever, as its properties commence commercial production and generate sufficient revenues to fund continuing operations.

The development of new mining operations will require the commitment of substantial resources for operating expenses and capital expenditures, which may increase in subsequent years as Kimber adds, as needed, consultants, personnel and equipment associated with advancing exploration, development and commercial production of its properties. The amounts and timing of expenditures will depend on the progress of ongoing exploration and development, the results of consultants’ analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture or other agreements with others in the future, its acquisition of additional properties, and other factors, many of which are unknown today and may be beyond its control. Kimber may never generate any revenues or achieve profitability.  If Kimber does not achieve profitability it will have to raise additional financing or shut down its operations.

Kimber’s title to its mineral properties and its validity may be disputed in the future by others claiming title to all or part of such properties.

Kimber’s properties consist of various mining concessions in Mexico.  Under the Mexican law, the concessions may be subject to prior unregistered agreements or transfers, which may affect the validity of Kimber’s ownership of such concessions.

A claim by a third party asserting prior unregistered agreements or transfer on any of Kimber’s mineral properties, especially where commercially viable Mineral Reserves have been located, could adversely result in Kimber losing commercially viable Mineral Reserves.  Even if a claim is unsuccessful, it may potentially affect Kimber’s current operations due to the high costs of defending against such claims and its impact on senior management's time.  If Kimber loses a commercially viable Mineral Reserve, such a loss could lower Kimber’s revenues or cause it to cease operations if this Mineral Reserve represented all or a significant portion of Kimber’s operations at the time of the loss.

Kimber’s properties are located in Mexico, which can lead to difficulty with changes in political conditions and regulations, currency exchange, in obtaining financing, finding and hiring qualified people or obtaining all necessary services for Kimber’s operations in Mexico.

All of Kimber’s properties, including its principal project, Monterde, are located in Mexico.  Mexico has in the past been subject to political instability, changes and uncertainties, which, if they were to arise again, could cause changes to existing governmental regulations affecting mineral exploration and mining activities.  Kimber’s mineral exploration and mining activities in Mexico may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase the costs related to Kimber’s activities or maintaining its properties.  In addition, recent increases in kidnapping and violent drug related criminal activity in Mexico, and in particular Mexican States bordering the United States, may adversely affect Kimber’s ability to carry on business safely.

The cost of exploration and future capital and operating costs are affected by foreign exchange rates for the Canadian dollar, United States dollar and Mexican peso. Fluctuations in foreign exchange rates for the United States dollar and Mexican peso versus the Canadian dollar could lead to increased costs reported in Canadian dollars or foreign exchange losses in respect to United States dollar or Mexican peso working capital balances held by Kimber.  There can be no assurance that foreign exchange fluctuations will not materially adversely affect Kimber’s financial performance and results of operations.

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

The occurrence of the various foregoing factors and uncertainties cannot be accurately predicted and could have an adverse effect on Kimber’s operations or future profitability.

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

Kimber is subject to numerous government regulations which could cause delays in carrying out its operations, and increase costs related to its business.

Kimber’s mineral exploration and development activities are subject to various laws and regulations governing operations, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters.  No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail exploration, development or production. Amendments to current laws and regulations governing operations, or more stringent implementation thereof could substantially increase the costs associated with Kimber’s business or prevent it from exploring or developing its properties.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on Kimber and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Kimber has not completed an environmental impact statement, nor has it received the necessary permits for water or explosives to conduct mining operations.

The department responsible for environmental protection in Mexico is SEMARNAT (Secretaria de Medio Ambiente y Recursos Naturales) and it has broad authority to shut down and/or levy fines against facilities that do not comply with environmental regulations or standards.

Regulations require that an environmental impact statement, known in Mexico as a Manifiesto de Impacto Ambiental or “MIA”, be prepared by a third-party contractor for submittal to SEMARNAT. An MIA is required prior to mine construction.  Studies required to support the MIA include a detailed analysis of the following areas:  soil, water, vegetation, wildlife, cultural resources and socio-economic impacts.  The regulatory process in Mexico does not have a public review component but proof of local community support for a project is required to gain final MIA approval.  A risk analysis must also be prepared in conjunction with the MIA for approval by SEMARNAT. To date this risk analysis has not been prepared

A number of other approvals, licenses and permits are required for various aspects of a mine’s development.  The most significant permits for the development of the Monterde Property, other than MIA approval, are water rights concessions, or permits to extract water, issued by the National Water Commission (Comisión Nacional del Agua), and a permit for consumption, use and storage of explosives, or blasting permit, issued by the Mexican National Defence Secretariat (Secretaría de la Defensa Nacional).

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

Certain Kimber directors also serve as officers and/or directors of other mineral resource companies, which may give rise to conflicts.

Certain Kimber directors and officers are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties.   Such associations may give rise to conflicts of interest from time to time.  See “ITEM 6. A. DIRECTORS SENIOR MANAGEMENT AND EMPLOYEES - Directors and Senior Management”

Kimber will need to raise additional capital though the sale of its securities, resulting in dilution to the existing shareholders, and if such funding is not available, Kimber’s operations would be adversely effected.

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

As of September 25, 2009 Kimber had 62,086,620 Common Shares issued and outstanding.  In addition, as of September 25, 2009, 4,022,000 Common Shares were issuable upon exercise of outstanding stock options, all of which may be exercised in the future resulting in dilution to Kimber’s shareholders.  Of these amounts, senior officers and directors of Kimber own, as a group, 5,685,956  Common Shares (9.16%), stock options to acquire an additional 3,010,000 Common Shares, and Warrants to acquire a further 32,541 Common Shares. Kimber may issue stock options to purchase an additional 752,362 Common Shares remaining under its existing stock option plan.  Most of these Common Shares, including the Common Shares to be issued upon exercise of the outstanding options, are freely tradable.

In addition as of September 25, 2009 there were 4,000,000 outstanding Warrants to purchase Common Shares of Kimber at an exercise price of $1.25 per share. Also, as of September 25, 2009 there were 2,000,000 outstanding Warrants to purchase Common Shares of Kimber at an exercise price of $1.80 per share.

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

A shortage of supplies and equipment could adversely affect Kimber’s ability to operate its business.

Kimber is dependent on various supplies and equipment to carry out its operations.  The shortage of such supplies, equipment and parts could have a material adverse effect on Kimber’s ability to carry out its operations and therefore have a material adverse effect on the cost of doing business.

Risks For U.S. Holders

U.S. investors may not be able to enforce their civil liabilities against Kimber or its directors and officers.

It may be difficult to bring and enforce suits against Kimber which is incorporated and situated in the Province of British Columbia, Canada and does not have assets located in the United States.  With the exception of three (3) directors who are residents of the United States, the officers and directors of Kimber are residents of British Columbia and Ontario, having all or a substantial portion of their assets located outside of the United States.  As a result, it may be difficult for U.S. shareholders of Kimber to effect service of process on Kimber or these persons within the United States or to enforce judgements obtained in the United States based on the civil liability provisions of the U.S. federal securities laws against Kimber or its officers and most of its directors.  In addition, U.S. shareholders of Kimber should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against Kimber, its officers or directors predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against Kimber, its officers or directors predicated upon the U.S. federal securities laws or other laws of the United States.

As a foreign private issuer, Kimber shareholders may have less complete and timely data.

Kimber is a “foreign private issuer” as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Equity securities of Kimber are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 of the Exchange Act.

Therefore, Kimber is not required to file a Schedule 14A proxy statement in relation to the annual meeting of shareholders. The submission of proxy and annual meeting of shareholder information on Form 6-K may result in shareholders having less complete and timely information in connection with shareholder actions. The exemption from Section 16 rules regarding reports of beneficial ownership and purchases and sales of Common Shares by insiders and restrictions on insider trading in our securities may result in shareholders having less data and there being fewer restrictions on insiders’ activities in Kimber securities.

Kimber believes it was a Passive Foreign Investment Company during the fiscal year ended June 30, 2009 and may qualify as a Passive Foreign Investment Company in subsequent years, which could have negative consequences for U.S. investors.

Potential investors who are U.S. taxpayers should be aware that Kimber believes that it was a Passive Foreign Investment Company (“PFIC”) for its most recent taxable year and based on current business plans and financial projections, may qualify as a PFIC in subsequent years.    See “Taxation-United States Federal Income Tax Consequence-Passive Foreign Investment Company.”  If Kimber is a PFIC for any year during a U.S. taxpayer’s holding period, then such U.S. taxpayer generally will be required to treat any so-called “excess distribution” received on its Common Shares, or any gain realized upon a disposition of Common Shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a valid qualified electing fund (“QEF”) election or a mark-to-market election with respect to the Shares of Kimber.  In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer.  A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of Kimber’s net capital gain and ordinary earnings for any year in which Kimber is a PFIC, whether or not Kimber distributes any amounts to its shareholders. A QEF election will only be effective if Kimber provides certain information to the U.S. holders. There can be no assurances Kimber can, or will comply with these requirements.  A U.S. taxpayer who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer’s tax basis therein.

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

Differences in U.S. and Canadian reporting of Mineral Reserves and Resources

Kimber’s Mineral Reserve and Resource estimates are not directly comparable to those made in filings subject to SEC reporting and disclosure requirements, as Kimber generally reports Mineral Reserves and Resources in accordance with Canadian practices.  These practices are different from those used to report Mineral Reserve and Resource estimates in reports and other materials filed with the SEC.   It is Canadian practice to report Measured, Indicated and Inferred Mineral Resources, which are not permitted in disclosure filed with the SEC by United States issuers. In the United States, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the Mineral Reserve determination is made.   United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.

Further, "Inferred Mineral Resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC permits issuers to report "resources" only as in-place tonnage and grade without reference to unit of metal measures.

Accordingly, information concerning descriptions of mineralization, Mineral Reserves and Mineral Resources contained in this Annual Report, or in the documents incorporated herein by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.  See GLOSSARY OF TERMS, ITEM 4. D. INFORMATION ON KIMBER Property, Plants, and Equipment - Cautionary Note to U.S. Investors Concerning “Resources”, ITEM 4. D. INFORMATION ON KIMBER Property, Plants, and Equipment - The Monterde Property – Non-Reserves - Cautionary Note to U.S. Investors Concerning Estimates of Inferred Mineral Resources and Cautionary Note to U.S. Investors Concerning Estimates of Measured and Indicated Mineral Resources.

Risks Related to Kimber’s Common Shares

For the financial year ending June 30, 2010 and for future financial years, Kimber will be required to obtain an auditor’s attestation on the effectiveness of its internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002, any adverse results from such attestation could result in a loss of investor confidence in its financial reports and have an adverse effect on the price of its Common Shares.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, Kimber has furnished a report by management on Kimber’s internal control over financial reporting in this Annual Report. Such report contains, among other matters, an assessment of the effectiveness of Kimber’s internal control over financial reporting, including a statement as to whether or not Kimber’s internal control over financial reporting is effective.

In future years, during the evaluation and testing process by Kimber’s auditor, the auditor may identify one or more material weaknesses in Kimber’s internal control over financial reporting, and the auditor will be unable to attest that such internal control is effective. If Kimber’s auditor is unable to attest that Kimber’s internal control over financial reporting is effective, Kimber could lose investor confidence in the accuracy and completeness of its financial reports, which could have a material adverse effect on its Common Share price.

Failure to comply with Section 404 of the Sarbanes-Oxley Act of 2002 may make it more difficult for Kimber to obtain some insurance products, including director and officer liability insurance, and Kimber may be forced to accept reduced policy limits and coverage and/or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for Kimber to attract and retain qualified persons to serve on its board of directors, on committees of its board of directors, or as executive officers.

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

Kimber became a reporting issuer in the provinces of British Columbia and Alberta on June 5, 2002 and its Common Shares and July 12 Warrants were listed on the TSX Venture Exchange and commenced trading on July 16, 2002. Kimber voluntarily delisted its Shares from the TSX Venture Exchange at the end of trading on June 17, 2004 and its Shares were listed and commenced trading on the TSX on June 18, 2004. Kimber is now also a reporting issuer in the Province of Ontario. On July 21, 2005 Kimber filed an amended Form 20-F Registration Statement with the SEC and subsequently applied for and was listed on the American Stock Exchange (now the NYSE Amex “AMEX”).  Trading on American Stock Exchange  commenced on December 22, 2005.

The head office and registered and records office of Kimber are located at Suite 215 - 800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6. Telephone: (604) 669-2251.  The fiscal and head office of Minera Monterde, S. de R.L. de C.V. (“Minera Monterde”), Kimber Resources de Mexico, S.A. de C.V. (“Kimber Resources de Mexico”) and Minera Pericones, S.A. de C.V. (“Minera Pericones”), wholly owned subsidiaries of Kimber, are located at Calle la Salle # 3230, Fracc. Lomas la Salle, Chihuahua, Chihuahua,  CP 31214, Mexico Telephone: 52 6144 105 403.

Kimber Resources de Mexico and Minera Pericones, also have a corporate office at Avenida Lola Beltrán, No. 211, Interior Uno, Fracc. Tellerías, Mazatlán, Sinaloa, México, C.P. 82010

Kimber’s principal capital expenditures since inception relate to its mineral properties in Mexico.  At June 30, 2009, Kimber had a balance of $40,943,685 in unproven mineral right interests costs relating to expenditures on its mineral properties.  During the fiscal year ended June 30, 2009, Kimber incurred $3,190,248 in mineral property acquisition and exploration expenditures on the Monterde Property (the “Property”) ($65,380 for acquisition; $3,124,868 on exploration), the Setago Property ($7,602 for acquisition; $nil on exploration) and the Pericones Property ($8,615 for acquisition; $401,624 on exploration).

B. Business Overview

Kimber is a British Columbia, Canada junior mineral resource company engaged in the acquisition, exploration and development of mineral resource properties.  Where management determines that it is in Kimber’s best interest, joint venture partners may be sought to further explore and/or develop certain properties.  Kimber is in the process of exploring its mineral properties located in Mexico and has yet to determine whether any of these properties contain Mineral Reserves that are economically recoverable.  Refer to “ITEM 4. D. INFORMATION ON KIMBER - Property, Plants and Equipment” for a description of each of these mineral properties.

All of the properties in which Kimber currently holds interests are without a known body of commercial ore.  Kimber is an exploration stage company and there is no assurance that a commercially viable mineral deposit exists on any of its mineral properties. Further exploration is required before a final evaluation as to the economic and legal feasibility can be determined.

As of June 30, 2009 Kimber had incurred $40,249,426 on the acquisition, exploration of the Monterde Property, of which Atna funded $444,628.  During the last five financial years ended June 30, 2009 Kimber has carried out a program of reverse circulation drilling, diamond core drilling, trenching and sampling on the Monterde Property.  In addition, as of June 30, 2009 Kimber had incurred $91,263 on the acquisition, exploration of the Setago Property and $602,996 on the acquisition, exploration of the Pericones Property.

Except that exploration work may be impacted to varying degrees by weather Kimber’s business is not subject to seasonality in any material respect.  See ITEM 4. D. INFORMATION ON KIMBER –Property, Plants and Equipment – The Monterde Property - Accessibility, Climate, Local Resources, Infrastructure and Physiography.  Kimber’s ability to carry on exploration activities is subject to obtaining various permits from various Mexican government departments and/or agencies.   See ITEM 4. D. INFORMATION ON KIMBER ––The Monterde Property – Permits.

Management

During the year ended June 30, 2009 there were no changes in management of Kimber.

Mining and Environmental Regulations in Mexico

Under the Mexican Constitution and the mining and environmental laws of Mexico, all mining projects are subject to Federal legal control; State and Municipal governments have small participation in the permitting process. This control is exercised from the exploration phase through the closure phase of a mining project.  Prior to the initiation of exploration activities, concession owners are required to file a notice of commencement of exploration activities in conformity with Mexican Official Norm 120 (NOM-120);  prior to initiation of construction activities (and also in some more intrusive exploration activities), mining projects are required to apply for and obtain an environmental impact authorization and a land use permit from the Mexican Federal environmental agency SEMARNAT (Secretaria de Medio Ambiente y Recursos Naturales). This requires the presentation of an environmental impact manifest and a technical study which deals with the impacts, the environmental mitigation, and habitat compensation to the satisfaction of the authorities having environmental jurisdiction

Mineral Rights

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

Competition

The mineral property exploration and development business, in general, is intensively competitive and there is not any assurance that even if commercial quantities of ore are discovered, a ready market will exist for sale of same. Numerous factors beyond our control may affect the marketability of any substances discovered. These factors include market fluctuations; the proximity and capacity of natural resource markets and processing equipment; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of mineral and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may make it difficult for us to receive an adequate return on investment.

We compete with many companies possessing greater financial resources and technical facilities for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

Seasonality

The climate in the Monterde area is marked by dry, cold winters and a distinct rainy season.  The rainy season typically begins in May or June and continues until late September to October. In most years roads remain passable and exploration can be done throughout the rainy season. The amount of rainfall received and the frequency of storms are dependent on the severity of the hurricane season in the eastern Pacific Ocean.  The storms and thunderstorms that mark the rainy season are usually remnants of Pacific hurricanes that have moved inland, east into the Sierra Madre Occidental.

Seasonal changes do not have a material impact on Kimber’s exploration expenditures

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

Minera Monterde is a Mexican mining enterprise that was formed under the laws of Mexico on January 21, 2000 as a limited liability partnership with variable capital stock.  The fiscal and head office of Minera Monterde is located at Calle la Salle # 3230, Fracc. Lomas la Salle, Chihuahua, Chihuahua State  CP 31214, Mexico.

Kimber Resources de Mexico is a Mexican subsidiary that was formed under the laws of Mexico on March 16, 2005 as a limited liability mercantile corporation for the purposes of hiring employees, contractors and equipment and supplying them to Minera Monterde and Minera Pericones.  The fiscal and head office of Kimber Resources de Mexico is located at Calle la Salle # 3230, Fracc. Lomas la Salle, Chihuahua, Chihuahua State  CP 31214, Mexico. Its corporate office is located at Avenida Lola Beltrán, No. 211, Interior Uno, Fracc. Tellerías, Mazatlán, Sinaloa, México, C.P. 82010.

Minera Pericones is also a Mexican subsidiary that was formed under the laws of Mexico on December 16, 2005 as a limited liability mercantile corporation for the purposes of owning the Pericones Property.  The fiscal and head office of Minera Pericones is located at Calle la Salle # 3230, Fracc. Lomas la Salle, Chihuahua, Chihuahua State  CP 31214, Mexico.  Its corporate office is located at Avenida Lola Beltrán, No. 211, Interior Uno, Fracc. Tellerías, Mazatlán, Sinaloa, México, C.P. 82010.

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

U.S. investors are cautioned not to assume that any part or all of mineral deposits in the “Measured,” “Indicated,” and “Inferred Mineral Resource” categories will ever be converted into Mineral Reserves.   See “Cautionary Note to U.S. Investors Regarding Mineral Resource and Mineral Reserve Estimates” above ..

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

THE MONTERDE PROPERTY

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

Minera Monterde acquired title to a 100% interest in the Group 3 Concessions by making the final payment for this group of concessions on June 22, 2004.  The total amount paid for the acquisition of the Group 3 Concessions was US$95,400.

By agreement dated June 20, 2003, entered into between Francisca Giron Duarte, the widow and beneficiary of the Estate of Ismael Quezada Campos, the recorded owner of the Group 4 Concessions, and Minera Monterde, Minera Monterde acquired a 100% interest in the Group 4 Concessions by completing the payments on the concessions.

Pursuant to an agreement dated November 16, 2000 between Kimber and Atna Resources Ltd. Atna obtained an option to acquire the Monterde property and funded the early exploration on the Monterde property. After making certain payments and paying Kimber US$261,840 to carry out the exploration program Atna elected to terminate its option agreement with Kimber effective May 16, 2001.

By agreement dated September 8, 2003 Minera Monterde acquired title to the El Coronel Concessions, subject to making semi-annual payments. Kimber made the final payment on July 31, 2006. The total amount paid for the acquisition of the El Coronel Concessions was US$1,000,000.

Monterde Property Payments

All taxes on the concessions making up the Monterde Property have been paid and are current.  As of July 31, 2006 all of the payments due in respect of the purchase of the Monterde Property had been paid and no future purchase payments are payable .

Monterde Property Description and Location

The Monterde Property is located in the Sierra Madre mountains of southwestern Chihuahua State.  It is located at approximate geographic coordinate’s 27°35.5' North latitude, 108° 05' West longitude, in Guazapares Municipality, approximately 260 road kilometres southwest of Chihuahua, Mexico.

Refer to Figure 1 and Figure 5 for the location and directions to the Monterde Property in Mexico and Figure 2 and Figure 3 for the location of individual concessions.

Figure 1

Monterde Project Location Map

September 2009

Phoenix
United States
Tucson
El Paso
Mexico
Gulf of California
Sonora
Chihuahua
Hermosillo
Chihuahua
16
MONTERDE
SETAGO
Santa Rosalía
Loreto
Durango
La Paz
Durango
Cabo Falso
Mazatlán

Figure 2

Land Status – Core Concessions

September 2009

3,059,000 N
Carmen Resource Area A
Ejido Occobiachi
13a
14
13d
7
23
24
15
5a
5c
5d
5b
9
13f
16
17
22
4
3
20
18
19
791,000 E
784,000 E
Carmen Resource Area M
Vera Minitas Resource Area A
3,052,000 N
13b
Ejido Monterde
13c
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
4 - EL CARMEN II
5a-d - A. DE GUAZAPARES
6 - AMPLIACION GUADALUPE
Modified from Hitchborn and Richards, 2003
Kimber Resources Inc.
MONTERDE PROJECT
LAND STATUS - CORE CONCESSIONS
Figure 2
May 2006

Figure 3

Monterde Project Claim Holdings

as of  September 2009

LEGEND
Upper Cretaceous to Lower Tertiary
Pre-Mineralization Pyroclastics, Flows and Dikes
WLT
Tbx
TxTL
Pfq
Ppb
Pq
LVSa
Alteration
Structure
Carmen Deposit
Mineral Resource Estimate "M" Block Model
Measured and Indicated:
33.2 MT @ 0.75 g/T Au, 39 g/T Ag, 1.27g/t AuEq
Inferred:
3.5 MT @ 0.64 g/T Au, 17 g/T Ag, 0.87g/t AuEq
Pandora
Carotare
El Orito Norte
El Orito
Dome Fault
Los Hilos
Carmen
Cocos
Cob
Dome 2
Dome3
Las Minitas
LEVEL "0"
3056000
3055000
786000
787000
788000
1000
Modified from Hitchborn and Richards, 2001
Kimber Resources Inc.
MONTERDE PROJECT
MONTERDE DISTRICT - GEOLOGY AND MINERALIZATION
FIGURE 4
May 2008

Figure 5

Access to the Monterde Property

September 2009

Monterde Surface Rights Agreements

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

Regulations require that an environmental impact statement, known in Mexico as a Manifiesto de Impacto Ambiental (“MIA”), be prepared by a third-party contractor for submittal to SEMARNAT.  Studies required to support the MIA include environmental, socio-economic and archaeological baseline studies, impact assessments and risk assessment. The baseline studies have been completed on the Carmen, Las Minitas and the Carotare deposits. Impact assessments and risk assessment have not yet been carried out. Although the regulatory process in Mexico does not have a public review component, proof of local community support for a project is required to gain final MIA approval.

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

As of the date of this Annual Report, Kimber has not obtained a water rights concession from the National Water Commission, the regulatory body of the Government of Mexico that issues permits for water extraction.  Under Mexican aquifer laws selected land areas do not require water rights permits for mining purposes. As Kimber’s Monterde Property is located in a designated non-controlled aquifer, water that derives from its mining concessions is open for usage by Kimber.

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

In September 2006 Kimber engaged an earth sciences engineering firm to advise on water surface management and erosion mitigation. Measures implemented included re-sloping and decommissioning drill pads and exploration roads; installing gabion barriers, culverts, berms, cross-drains, fords, french drains, silt fences, and jute matting. Non-invasive, indigenous saplings (2,750) were planted and hay, grass seeds, and manure were spread over cleared areas.

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

The Monterde District is located at a structural intersection.  Examination of the Landsat imagery on Monterde shows two distinct lineament trends, northwest and northeast.  These features have been mapped at 1:5000 scale. At this scale the two structural trends are well marked by outcrop mapping, prospect pits and underground workings.  The Landsat image is too large to be included in this report.  It is retained in the Kimber Resources office.

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

CARMEN STRATIGRAPHIC COLUMN

OBS - Obsidian Dikes and Plugs
WLT
Welded Lithic Tuff
TBX
Breccia Tuff
FTU
Fragmental Lithic Tuff
PQ
Quartz Feldespar
Porphyry
FTU
TXTL
Cystal Lithic Tuff
TXTL
PPB
Plagioclase Biotite
Porphyry
AND
Andesite
AND
AND

Minera Monterde

Stratigraphic Column

Figure 7

Scale: no scale

Modified From Hitchborn and Richards, 2001
N
Location of Figure 6
Sections
LEGEND
Drill Hole Projection
Adit
Shaft / Winze
Cross section trace
Kimber Resources Inc.
MONTERDE PROJECT
CARMEN DEPOSIT
DRILL HOLE AND CROSS
SECTION LOCATION MAP
Figure 5
September 2008

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

Deposit Type

Based on the host lithologies and mapped alteration assemblages, the Monterde Property deposits are classified as a low sulphidation, volcanic hosted, structurally controlled epithermal gold-silver.  The presence of hypogene argillic alteration and banded quartz veins with a chalcedonic, waxy lustre, underlain by phyllic alteration, suggests that Monterde is high in the hydrothermal regime.  Similar to other deposits hosted in the same type of geologic settings, the Carmen deposit could have greater than 500 metres of down dip extent.

Exploration - Monterde

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

Monterde – Budgeted Exploration Costs

Costs to be spent on Monterde between July 1 and December 31, 2009 are estimated to be $550,000.  These costs would include salaries and benefits for geologists, engineers, camp workers and others, camp supplies, camp running costs, survey fees, consulting fees and other exploration related costs with no drilling anticipated before 2010.  Exploration budgets for this project in 2010 are contingent on the results of Kimber’s analysis of the exploration potential of the Monterde Property during the remainder of 2009.  Once this work is complete, Kimber will review the results of this work along with its existing geologic data before finalizing expenditure plans for the remainder of 2010.

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

Drilling

A total of 128,367 metres of reverse circulation drilling in 620 drill holes and 42,253 metres of core drilling in 166 drill holes has been completed from 1998 through to July of 2008 on the Monterde property.  See table below.

SUMMARY OF DRILLING ON THE MONTERDE PROPERTY

(To September 1, 2009)

Location	RC DRILLING		CORE DRILLING
	Metres	Drill Holes	Metres	Drill Holes
Carmen [1]	98,904	468	31,452	121
Carmen geotechnical			1,472	7
Carotare	14,441	68	3,768	17
Las Minitas	11,469	56	2,687	8
Arimo			1,615	9
Cerro la Mina			1,006	3
El Orito	2,533	16	253	1
Piezometer wells [2]	1,020	12
TOTAL	128,367	620	42,253	166

The location of the drill holes on the Carmen Deposit is illustrated on Figure 8.

1   Drilling formerly described at De Nada is now included in the Carmen

2  A total of 14 piezometer wells were drilled, however 2 piezometer wells were assayed and their total depth and count are included in the Carmen RC Drilling totals.

Company personnel surveyed the drill collars with differential Global Positioning System (DGPS). Up to 2003, down-hole deviation surveys were completed by a contractor or Company personnel on all holes deeper than 66m, which remained open after the drill pipe had been removed utilizing a magnetic survey tool. In some cases, holes collapsed before the deviation survey could be done.  In 2004, a gyroscopic survey tool was acquired and holes were surveyed through the drill pipe.  In the 2008 drilling program, the drill contractor used a REFLEX instrument to survey the holes.

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

All field operations were under the direction of A.D. Hitchborn, B.Sc., and Vice-President, Development of Kimber until June 18, 2006. From June 18, 2006 to October 30, 2007 field operations were under the direction of Robert V. Longe, B.A., M.Sc., P.Eng., President and CEO of Kimber.  Since November 25, 2007 field operations have been under the direction of P. H. Marius Maré, M.Sc., P.Geo., Vice President, Exploration.

P. H. Marius Maré, M.Sc., P.Geo., Vice President of Exploration is responsible for Quality Control and is the designated Qualified Person.

MINERAL RESOURCE ESTIMATES

Non-Reserves

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Mineral Resources.  This Section refers to Mineral Resource estimates which use the term “Inferred Mineral Resources”.  We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an Inferred Mineral Resource exists, or is economically mineable.   See “Cautionary Note to U.S. Investors Regarding Mineral Resource and Mineral Reserve Estimates” above.

Cautionary Note to U.S. Investors Concerning Estimates of Measured and Indicated Mineral Resources.  This section refers to Mineral Resource estimates which use the terms “Measured” and “Indicated  Mineral Resources”..  We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.   Disclosure of “contained ounces” in a Mineral Resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures. U.S.  investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into Mineral Reserves.   See “Cautionary Note to U.S. Investors Regarding Mineral Resource and Mineral Reserve Estimates” above.

Monterde - Carmen

Since the completion and disclosure of Kimber’s NI 43-101 compliant Mineral Resource estimate for Carmen in July 2006, Kimber has drilled an additional 18 core holes and 125 reverse circulation drill holes on the Carmen deposit.  In addition, 121 previously drilled, non-geotechnical core holes have been added to the resource database.  During 2009 the principal focus on the Carmen deposit has been to compile all geologic data to provide greater control on resource estimates and on the distribution of high and low recovery zones for silver within the deposit. This work is complete and is being used, along with all drill data, as a basis for a revised Mineral Resource estimate for the Carmen zone.

Monterde - Veta Minitas

Veta Minitas is located approximately 250 metres south west of the Carmen gold-silver deposit. Since the previous Mineral Resource estimate was prepared in 2004 an additional 33 reverse circulation holes and 8 core holes were drilled.  A revised model of the geology and mineralization at Veta Minitas has been completed and is being reviewed, along with all drill data, for preparation of a revised Mineral Resource estimate.

Monterde - Carotare

The Carotare zone of mineralization is located 2 km west of the Carmen deposit.  In November 2005 Kimber delivered a Mineral Resource estimate on the Carotare deposit based on the 28 reverse circulation holes drilled. The Carotare resource database has since been expanded by the addition of 17 core drill holes and 40 reverse circulation holes.  A review of the model of the geology and mineralization at Carotare has been completed and is being used, along with all drill data, in the preparation of a revised Mineral Resource estimate.

Metallurgy

Monterde - Carmen

Historic

Back calculated from historic records the Carmen, Monterde mine recovery, from cyanide vat leaching, is estimated to have ranged from 85 to 90% gold and 65 to 70% silver.

Kimber commenced significant recovery testing in 2002 with cyanide “assays” on retained RC pulps. A program of gravity, flotation and cyanide leach tests done in 2003 on RC rejects indicated that the metallurgy would not be a significant issue. Subsequent column tests done on trench and core samples in 2004 gave significantly different results especially for silver.

Column Tests

In 2004, column tests on 3/8 and ¾” material were done on samples from two trenches and four large diameter core holes.  The gold recoveries were excellent but the silver recoveries were poor (averaging 12%).    In 2005 a series of bulk samples were used for a further series of column tests.  Preliminary roll bottle tests on the material indicated that cyanidation of coarse material (3/8 and 3/4 inch crush) would not provide economically acceptable silver recovery, so the column test work was cancelled.

Characterization Tests

The characterization studies are 72 hour roll bottle cyanide leach tests with a 5g/l cyanide strength done under standard conditions.    These types of tests are designed to be a mapping tool to delineate zones of equal amenability to cyanidation.  In addition to the cyanide leach data, these samples have detailed whole rock and ICP analysis as well as the original gold and silver assays.  There were 257 characterization tests on drill core completed to January of 2007.

Gold and silver recovery models

Kimber has now prepared numerical models of the gold and silver recoveries using the improved geological understanding of the deposit derived from the review and reinterpretation of all available geological and drill data.

Gold recovery in the Carmen deposit is good, based on recovery results from the characterization tests.  There appears to be no major influence based on depth, structure or location along strike.  The only visible factor influencing recovery appears to be gold grade as recovery increases with grade. 72 of the original 257 characterization tests had gold grade which exceeded 1 g/t.  The average gold recovery for these 72 samples was 96.1%.

Silver recoveries of the 257 characterization tests were much more variable with recoveries ranging from approximately 10% to 90%.

A silver recovery model has been created with reference to:

•

the grade of gold and silver in each sample;

•

the physical location of the sample (depth below surface and location along strike).

•

the mineralized structure where the sample was located.

Sample results were sorted into 33 clusters based on these factors.   Analysis of the silver recovery models for each cluster led to the identification of 10 clusters identified as key based on the estimated number of recoverable ounces affected by a cluster.

The gold and silver recovery models can be applied to any block model Mineral Resource estimate created in respect of the Carmen deposit.

It should be noted that in view of the revisions to Mineral Resource estimates that are underway, using additional drill data and revised geologic modelling, readers are advised that the overall estimated amount of recoverable gold and silver ounces by Mineral Resource category will be dependent on the finalization of the Mineral Resource estimates.

The geologic basis for the clusters of poor silver recovery relates to silica encapsulation of fine grain silver minerals.  In the majority of the deposit, where silver is not refractory, silver recovery levels tend to be higher where strong gold mineralization is present and where silver grade is higher.

In order to validate the gold and silver recovery models, and to facilitate refinements, a further 72 samples were selected and tested, in the same manner as the previous 257 samples. These samples were selected mainly from the 10 key clusters with varying depth, grade, location along strike and structural characteristics. Approximately 50% of the samples contained high grade gold-silver material with gold grade of greater than 1 g/t and gold equivalent grade of greater than 2.8 g/t. The recovery model appears to have projected results in line with these most recent laboratory results supporting the validity of the model.

The results of the latest 72 samples and the final form of the model are pending a final review and formal opinion by an external metallurgical Qualified Person.

Monterde – Veta Minitas and Carotare

A number of samples have been selected from each of Veta Minitas and Carotare for characterization studies with results pending.

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

OTHER PROPERTIES

Pericones Property

Pericones is located approximately 160 kilometres southwest of Mexico City in a belt that is well known for silver veins, some of which have been mined. Initial sampling by Kimber returned significant silver grades which were confirmed greater detail in 2008.  The 100% owned Pericones Property covers 11,890 hectares.

There are four principal areas identified as exploration targets so far, Plaza de Gallos, Aguacate, Tejamanil and El Cirian. These four areas of alteration and old workings exhibit mineralization associated with veins and shears containing mostly silver with some gold.

The Pericones Property consists of the following concessions:

Concession	Title	Area in	Expiry Date
Name	Number	Hectares	(mo/day/year)
La Guera	227817	6,321.3792	08/09/2056
Ampliacion La Guera	230024	5,568.9466	07/09/2057
	Total Area:	11,890.3258

Exploration

Management’s initial geological assessment is favourable and more work is planned. Subject to further geological analyses of Pericones and the receipt of all necessary permits and approvals, a drill program at Pericones is being prepared.

Kimber has conducted early stage exploration work on Pericones during 2008 and 2009.  This included a program of rock sampling, prospecting and alteration mapping initiated in March 2008 and carried on until early 2009. These procedures showed indications of silver and gold mineralization.  Management’s initial geological assessment is favourable and more work is planned. A drill program at Pericones is currently being considered.

The geologic review of Pericones between July 1, 2009 and December 31, 2009 is expected to involve costs of under $750,000 including salaries and benefits for geologists, drilling, road construction, sampling and assay costs, survey fees, travel costs, supplies and other exploration related costs.   Exploration budgets for this project in 2010 are contingent on the results of Kimber’s analysis of the exploration work during the remainder of 2009.  Once this work is complete, Kimber will review the results of this work along with its existing geologic data before finalizing expenditure plans for the remainder of 2010.  If the results are positive, Kimber will seek to perform further exploration work including additional drilling, the size and cost of which are contingent on the results of the exploration work.

Pericones Property

N
"AMPLIACIÓN LA GÜERA"
PLAZA DE GALLOS
TEJAMANIL
"LA GÜERA"
EL CIRIAN
C. EL AGUACATE
LEGEND
Volcanic Breccia
Breccia
Conglomerate
Fault
graphic scale
PERICONES PROJECT
Pericones Geology and Target Locations
Figure 9

Setago Property

The 100% owned Setago Property, which consists of 3 concessions totalling 10,068 hectares, lies approximately 24 kilometres to the west of Monterde.

The Setago Property consists of the following concessions:

Concession	Title	Area in	Expiry Date
Name	Number	Hectares	(mo/day/year)
Setago	220684	3,000.0000	09/29/2053
Ampliacion Setago	231198	2,952.9538	01/25/2058
Ampliacion Setago 2	231199	4,115.7225	01/25/2058
	Total Area	10,068.6763

The geologic review of the Setago Property between July 1, 2009 and December 31, 2009 is expected to involve costs of under $30,000 including salaries and benefits for geologists, travel costs, supplies and other exploration related costs with no drilling anticipated before 2010.  Exploration budgets for this project in 2010 are contingent on the results of Kimber’s analysis of the exploration work during the remainder of 2009.  Once this work is complete, Kimber will review the results of this work along with its existing geologic data before finalizing expenditure plans for the remainder of 2010.  If the results are positive, Kimber may seek to perform a modest exploratory drill program.

Exploration

Kimber has at this time carried out very early stage analysis on the Setago Property and has not carried out in-depth geological analysis of the property.  Kimber believes this property warrants further exploratory investigation because parts of the surface exhibit characteristics which can be indicative of gold-silver mineralization below ground.  Kimber will be assessing the extent of future geological procedures to be carried out on the Setago Property in the near term.

Technical Disclosure

Kimber has prepared the technical information in this Annual Report (“Technical Information”) based on information contained in the technical reports and news releases (collectively the “Disclosure Documents”) available under Kimber’s company profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.  Some of the information contained in this report has been updated for events occurring subsequent to the date of the technical report.  Each Disclosure Document was prepared by or under the supervision of a qualified person (a “Qualified Person”) as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (“NI 43-101”).  Readers are encouraged to review the full text of the Disclosure Documents which qualifies the Technical Information. Readers are advised that Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The Disclosure Documents are each intended to be read as a whole and sections should not be read or relied upon out of context. The Technical Information is subject to the assumptions and qualifications contained in the Disclosure Documents.

The disclosure in this Annual Report of technical information has been prepared under the supervision of Petrus (Marius) Mare, Professional Geologist, a Qualified Person under NI 43-101.

Significant intersections from all the drill programs can be found in Kimber’s news releases on its website at www.kimberresources.com and are filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Other Significant Acquisitions and Dispositions

Kimber did not make any significant acquisitions or disposition during the financial year ended June 30, 2009.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition, changes in financial condition and results of operations of Kimber for each of the years in the three-year period ended June 30, 2009 should be read in conjunction with the consolidated financial statements of Kimber included in “ITEM 18. - FINANCIAL STATEMENTS”.  Kimber’s financial statements are presented in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  See “ITEM 3. A. KEY INFORMATION - Selected Financial Data” for exchange rate information.

This section contains forward-looking statements involving risks and uncertainties. Kimber’s actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under part “ITEM 3. D. KEY INFORMATION - Risk Factors”.   See “Cautionary Note Regarding Forward-Looking Statements” above.

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

Kimber has not recorded revenue or cash flow from mining operations, and has experienced losses from operations for each of the last five years.  Kimber is an exploration stage company and none of its properties have any known Mineral Reserves and the development of exploration properties, including Kimber’s Monterde Property including the Carmen Deposit, and is subject to significant uncertainty and risk.  Kimber anticipates that it will not record any significant revenue or cash flow from operations and that it will incur significant losses until the Monterde Property is fully developed and successfully put into production.  Kimber intends to continue to rely upon the issuance of securities to finance its operations and exploration activities to the extent such instruments are issuable under terms acceptable to Kimber.

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

Property acquisition costs and related direct exploration costs are deferred until the properties are placed into production, sold or abandoned.  These mineral property costs will be amortized on the unit-of-production basis over the estimated useful life of the properties, or written-off if the properties are abandoned.  Cost includes any cash consideration paid and the fair market value of Common Shares issued, if any, on the acquisition of property interests.

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

Kimber accounts for stock-based compensation using the fair value method of accounting for all stock options granted.  Under this method, stock-based compensation on options granted to employees, directors and consultants is recorded as an expense in the period the options are vested, based on the estimated fair value at the measurement date using the Black-Scholes Option Pricing Model.

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

Year Ended June 30, 2009 Compared to Year Ended June 30, 2008

Kimber’s net loss for the fiscal year ended June 30, 2009 was $2,391,005 or $0.04 per Common Share compared with $2,937,925 or $0.06 loss per share for the same period ended June 30, 2008. Kimber’s net loss for the year decreased by $546,920 compared to the previous year.

During the fiscal year ended June 30, 2009 Kimber incurred expenditures of $3,608,089 on its mineral properties; $81,597 for property acquisition payments and exploration expenditures of $3,526,492. The two major projects are Monterde and Pericones.

Salary and benefit expenses decreased during the year ended June 30, 2009 to $838,773 from $1,088,480 in the year ended June 30, 2008. The decrease is due to the settlement of severance agreements with former officers incurred in 2008, a lower number of administrative personnel and a reduction in fees paid to Directors.

Legal, consulting and audit costs decreased to $505,533 for the year ended June 30, 2008 from $532,207 in the previous year.

Investor relations and shareholder communications expenses of $43,397 (2008 – $69,894) were reduced as there was reduced investor related travel and conference attendance.

Office and miscellaneous expenses were $279,441 compared to $278,050 in 2008.

Kimber recorded a loss from foreign exchange of $9,997 during the year ended June 30, 2009 as compared to a loss of $8,516 in the period ended 2008. The loss originates from funds advanced to Mexico during the year that have depreciated in value due to fluctuations in the Mexican peso or United States Dollar relative to the Canadian dollar.

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

Kimber’s ability to continue operations and the recovery of amounts recorded for mineral properties are dependent on the discovery of economically recoverable Mineral Reserves on its mineral properties, the ability of Kimber to obtain additional financing to complete its exploration and upon future profitable production or on sufficient proceeds from disposition of such properties if they are sold or joint ventured.

Recently, the poor conditions in the U.S. capital markets in 2008 have continued into 2009, causing a loss of confidence in the broader global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions.  These disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies. These disruptions could, among other things, make it more difficult for Kimber to obtain, or increase our cost of obtaining, capital and financing for its operations in the future.  Kimber’s access to additional capital may not be available on terms acceptable to it or at all.

Kimber will have to obtain financing in the future primarily through equity financing, and/or debt financing.  There can be no assurance that Kimber will succeed in obtaining additional financing, now or in the future.   The current market conditions could make it difficult or impossible for Kimber to raise necessary funds to meet its capital requirements.   Failure to raise additional financing on a timely basis could cause Kimber to suspend its operations and eventually to forfeit or sell its interest in its properties. In the past, Kimber has been successful at raising funds to continue work on its mining properties. However, there is no certainty that Kimber will be able to raise additional funding on reasonable terms if at all, in which case the property may be joint ventured, sold, abandoned or the outstanding agreements renegotiated.

At June 30, 2009, Kimber had working capital of $3,364,187 as compared to $4,142,653 at June 30, 2008. Kimber has no long-term indebtedness or long-term obligations. The change in working capital is primarily the result of decreased available cash of $3,455,576 compared to $3,962,742 at June 30, 2008. This cash decrease is due to the ongoing net expenditure. In the fiscal year ended June 30, 2009 Kimber received $5,000,000 from a non-brokered private placement and $146,000 from the exercise of 200,000 stock options.

Current liabilities decreased to $393,561 as at June 30, 2009 from $815,757 on June 30, 2008. This was primarily due to a reduction in accounts payable for drilling of $319,958 and assay costs of $114,124.

Up to June 30, 2009 Kimber had made expenditures totalling $3,526,492 on its mineral properties (including $3,124,868 at Monterde, $nil at Setago and $401,624 at Pericones). These costs include property and mineral rights, capitalized exploration costs, equipment expenditures and on-going property management expenses.

Capital resources of Kimber consist primarily of cash and liquid short-term investments. As at August 31, 2009, Kimber had cash and Government of Canada treasury bills totaling $2,714,000, $125,000  in receivables and an estimated $270,000 in accounts payable and accrued liabilities.

At present, management believes that it has sufficient financial resources to complete planned expenditures to the end of June 2010.

Kimber generates cash flow from selling its Common Shares either through financings or the exercise of existing stock options.  If existing stock options are not exercised because Kimber’s share price falls due to market conditions or otherwise, Kimber’s cash flow will be adversely affected and Kimber will need to raise additional financing.

Share capital increased cash inflows by an aggregate of $4,782,471, net of financing costs, through the issuance of 4,200,000 Common Shares during the fiscal year ended June 30, 2009 as follows:

	Number of Shares	Share Capital $
Balance, June 30, 2008	57,886,620	52,032,205

Private placements	4,000,000	4,824,985
Less share issue costs	-	(350,804)
Exercise of Warrants	-	-
Exercise of options	200,000	146,000
	62,086,620	56,652,386
[1] Reallocation from contributed surplus on exercise of options	-	101,260
Balance, June 30, 2009	62,086,620	56,753,646
[1] Non-cash transfer from Contributed Surplus

Kimber had no long-term debt as of June 30, 2009 or at the time of filing this Annual Report and no significant expenditure commitments unrelated to exploration activities.  Kimber’s current working capital position provides sufficient liquidity for its short-term requirements.

Kimber does not anticipate the payment of dividends in the foreseeable future.

C. Research and Development, Patents and Licenses, Etc.

Kimber’s main activity is the exploration of its mineral properties (see “ITEM 4. D. INFORMATION ON KIMBER - Property, Plants, and Equipment”) and it does not engage in conventional research and development.  It has not incurred research and development expenses or adopted research and development policies.

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

During 2009 gold and silver prices have been subject to significant volatility which may continue in the short term due to general conditions in the financial markets.  Current gold and silver prices are still significantly higher than three or five years ago and there is no current evidence to suggest that the long term uptrend will not continue, however in the short term there may be a combination of upward and downward price fluctuations.

E. Off-Balance Sheet Arrangements

Kimber has no off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

In the table below, sets forth the enforceable and legally binding obligations as of June 30 2009:

Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	Over 5 Years
Rental Operating Lease Obligations	$141,372	$87,872	$53,500	$0	$0

In addition, under the lease Kimber has the obligation to pay its proportionate share of operating costs and taxes for the building.

G. Safe Harbour

See “Cautionary Note Regarding Forward-Looking Statements” above.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Each director serves until the next annual general meeting or until his/her successor is duly elected, unless his/her office is vacated in accordance with the articles of the Company.

Casual vacancies on the board of directors are filled by election from nominees by the remaining directors and the persons filling those vacancies hold office until the next annual general meeting, at which time they may be re-elected or replaced.

The members of the board of directors and senior officers of Kimber including a brief biography of each as at September 25 2009 are as follows:

Name and Position in Kimber	Age	Other Principal Directorships
Leanne M. Baker (3)(5)(6) Director Dr. Baker is an independent director of Kimber, a member and Chair of the Corporate Governance Committee, a member of the Technical Committee and a member of Environmental and Safety Committee.	57	US Gold Corporation Agnico-Eagle Mines Ltd Reunion Gold Corporation
R. Dennis Bergen (2)(4)(5)(6) Director Mr. Bergen is an independent director of Kimber, a member and Chairman of the Technical Committee, a member of the Audit Committee, the Nominating Committee and the Environmental and Safety Committee.	57	None
Gordon Cummings (6) President , Chief Executive Officer and Director	41	None
Lyn B. Davies Chief Financial Officer	57	None
Frederick T. Graybeal (1)(5)(6) Director Mr. Graybeal is an independent director of Kimber, a member of the Compensation Committee, the Technical Committee and the Environmental and Safety Committee.	71	Maximus Ventures Ltd.
Petrus H. Marius Maré Vice-President, Exploration	47	None
Peter B. Nixon (1)(2)(3)(6) Director Mr. Nixon is an independent director of Kimber, Chair of the Board, a member of the Compensation Committee, the Corporate Governance Committee, the Audit Committee and the Environmental and Safety Committee.	63	Reunion Gold Corporation Stornoway Diamond Corporation Dundee Precious Metals Inc.

James J. Puplava (6) Director Mr. Puplava is an independent director of Kimber and a member of the Environmental and Safety Committee.	59	Puplava Financial Services Inc. Puplava Securities Inc.
Stephen P. Quin (1)(4)(6) Director Mr. Quin is an independent director of Kimber, a member and Chair of the Compensation Committee, a member and Chair of the Nominating Committee and a member of the Environmental and Safety Committee.	51	Troon Ventures Ltd. Capstone Mining Corp. Mercator Minerals Ltd. Rare Element Resources Ltd. Bear Lake Gold Ltd.
Donald W. Young (2)(3)(4)(6) Director Mr. Young is an independent director of Kimber, a member and Chair of the Audit Committee, a member of the Corporate Governance Committee and the Nominating Committee and a member of the Environmental and Safety Committee.	63	OSI Geospatial Inc. British Columbia Safety Authority

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

Gordon Cummings, President, Chief Executive Officer and Director

Mr. Cummings is a Chartered Accountant.  From early 2000 until March 2006 Mr. Cummings was an officer of the Horizons Funds Group, initially as Chief Financial Officer and then subsequently Chief Executive Officer and Director.  Horizons Funds is a Canadian group distributing public alternative investment funds. Mr Cummings was appointed Chief Financial Officer of Kimber in July 2006 and was subsequently appointed President and Chief Executive Officer effective November 1, 2007.

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

Frederick T. Graybeal, Director

Dr. Graybeal is a geologist with more than 45 years of international experience in exploration and mining, with emphasis on exploration and mining geology, primarily for base and precious metals. Dr. Graybeal was chief geologist at ASARCO Incorporated at the time of his retirement in May 2003. He also previously held the position of President, Chief Executive Officer and director of Maximus Ventures Ltd. from 2004 to 2006.  Dr. Graybeal continues as a director of Maximus Ventures Ltd..  He currently consults on mineral exploration projects.

Petrus H. Marius Maré, Vice-President, Exploration

Petrus (Marius) Maré is a registered Professional Geoscientist with over 20 years of experience in the mineral exploration industry. From January 2003 until February 2006 he was Senior Geologist with Placer Dome Inc. and from July 2006 until March 2007 he was Vice President Exploration for Nayarit Gold Inc.  Mr. Maré was President of Metals Creek Resources Inc. from March 2007 until November 2007, when he joined Kimber.

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

James J. Puplava, Director

For the past 24 years Mr. Puplava, CFP, has been the President of Puplava Financial Services Inc. an investment advisory and money management firm in San Diego California, founded in 1985. Mr. Puplava is also President of Puplava Securities Inc. a Broker-Dealer and Member of NASD/SIPC.

Stephen P. Quin, Director

Mr. Quin is a professional geologist with 29 years of international experience in exploration, mine development and operations and corporate development and was President and CEO of Sherwood Copper Corporation from September, 2005 until November, 2008 when it was acquired by Capstone Mining Corp.  Mr. Quin is now President and COO of Capstone Mining Corp.  From 1987 to August 2005 Mr. Quin was Executive Vice President of Miramar Mining Corporation.

Donald W. Young, Director

Mr. Young is a Chartered Accountant and was a senior audit partner with the accounting firm of KPMG LLP until his retirement in September 2005.  He has provided financial and planning advice to business.  Previously Mr. Young worked for Placer Development Ltd. (now Barrick Gold Corporation).

B. Compensation

The following table sets forth all compensation paid by Kimber to its directors and members of its administrative, supervisory or management bodies during its fiscal year ended June 30, 2009.

Name and Principal Position	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
				Awards		Payouts
	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/SARs Granted (#)	Restricted Shares/Units Awarded ($)	LTIP Payouts ($)
Leanne M. Baker Director	Nil	Nil	$12,000	75,000	Nil	Nil	Nil
R. Dennis Bergen Director	Nil	Nil	$12,000	75,000	Nil	Nil	Nil
Gordon Cummings President, Chief Executive Officer & Director	$200,000	$39,375	$4,559	200,000	Nil	Nil	Nil
Lyn B. Davies Chief Financial Officer	$131,667	$16,583	$2,400	95,000	Nil	Nil	Nil
Frederick T. Graybeal Director	Nil	Nil	$10,000	75,000	Nil	Nil	Nil
Petrus H. Marius Maré VicePresident, Exploration	$175,000	$30,000	Nil	125,000	Nil	Nil	Nil
Peter B. Nixon Director	Nil	Nil	$14,000	75,000	Nil	Nil	Nil
James J. Puplava, Director	Nil	Nil	$10,000	75,000	Nil	Nil	Nil
Stephen P. Quin Director	Nil	Nil	$14,000	75,000	Nil	Nil	Nil
Abraham Urias, Secretary of Kimber Resources de Mexico	$91,718	Nil	Nil	Nil	Nil	Nil	Nil
Donald W. Young Director	Nil	Nil	$20,000	75,000	Nil	Nil	Nil

Kimber does not have a pension plan, retirement fund or similar benefits plan or other arrangement for non-cash compensation to the directors or senior officers of Kimber, with the exception of incentive stock options.

Kimber has a Change of Control Agreement with Gordon Cummings, its President and Chief Executive Officer, dated April 26, 2007, and amended by agreement dated September 25, 2007.  That agreement provides for payment to this officer of 24 month’s salary, plus the costs to Kimber of the benefits provided by Kimber to him, in the event of his resignation after a material adverse change in his position occurring within 12 months following a change in control of Kimber or dismissal by Kimber of this officer without cause within 12 months following a change in control of Kimber. In addition, pursuant to an employment agreement with Mr. Cummings, in the event of the termination of Mr. Cummings’ employment without cause he is entitled to receive a lump sum payment of 12 month’s salary on termination.

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

Stock Option Plans

See the description of Kimber’s stock option plans under the section heading “ITEM 6.E. – SHARE OWNERSHIP – INCENTIVE STOCK OPTIONS” below

C. Board Practices

The Board of Directors consists of eight (8) directors, all of whom were elected at a meeting of the shareholders of Kimber on December 10, 2008 for a one year term.

Pursuant to Section 224 of the Business Corporations Act (British Columbia), Kimber is required to have an Audit Committee.   Kimber has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the United States Securities Exchange Act of 1934, as amended.   As at September 25, 2009, the members of the Audit Committee are Donald Young, Dennis Bergen and Peter Nixon, each of whom, in the opinion of the Board of Directors, are independent (as determined under Rule 10A-3 of the Exchange Act and section 803 of the AMEX Company Guide) and are financially literate ..  The Business Corporations Act requires the directors of a public company to elect from among their number a committee composed of not fewer than three directors, of whom a majority must not be officers or employees of Kimber or an affiliate of Kimber.  The election must occur at the first meeting of the directors following each annual general meeting, and those elected will hold office until the next annual general meeting.  Section 225 provides that before the annual financial statements are published, the financial statements and the auditors’ report must be submitted to the audit committee for review with the auditor, and, after that, the report of the audit committee on the financial statement must be submitted to the directors.  Section 224(5) provides that the auditor must be given notice of, and has the right to appear before and to be heard at, every meeting of the audit committee, and must appear before the audit committee when requested to do so by the committee.  Finally, section 224(6) provides that on the request of the auditor, the chair of the audit committee must convene a meeting of the audit committee to consider any matters the auditor believes should be brought to the attention of the directors or shareholders.

The directors have established a Compensation Committee and as at September 25, 2009 the members of Kimber’s Compensation Committee are Stephen Quin, Frederick Graybeal and Peter Nixon, each of whom, in the opinion of the Board of Directors, are independent (as determined under section 803 of the AMEX Company Guide ..  The mandate established for the Compensation Committee is for the purposes of:

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

D. Employees

Kimber has a total of 7 employees in Canada and 41 employees in Mexico as of September 7, 2009.

At Kimber’s head office in Vancouver, BC, there are 6 full-time employees and 1 part-time employee as at September 7, 2009. These numbers include 2 members of senior management and 1 full time employee who provide technical expertise in Kimber’s engineering, geology and environmental and community relations areas. One additional senior officer lives in Oakville, Ontario and travels between Ontario, the Mexican properties and Kimber’s head office in Vancouver, BC.  All employees are non-union and Kimber is not subject to any collective bargaining agreements.

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

E. Share Ownership

With respect to the persons referred to above in “ITEM 6. B. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES - Compensation”, the following table discloses the number of Common Shares (each Common Share possessing identical voting rights), the number of options and Warrants exercisable within 60 days  of the date of this Annual Report beneficially held by such persons and the percentage of the Common Shares outstanding, assuming exercise of all of the outstanding Options and Warrants exercisable within 60 days of the date of this Annual Report held by such person.

Name and Title	No. of Shares	No. Of Exercisable Options	No. Of Exercisable Warrants	Percent of Shares Outstanding
Leanne M. Baker Director	75,000	150,000	12,500	0.38%
R. Dennis Bergen Director	0	185,000	0	0.30%
Gordon Cummings President, Chief Executive Officer and Director	25,000	825,000	7,500	1.36%
Lyn B. Davies Chief Financial Officer	0	175,000	0	0.28%
Frederick T. Graybeal Director	0	100,000	0	0.16%
Petrus H. Maré Vice President, Exploration	0	335,000	0	0.54%
Peter B. Nixon Director	20,000	150,000	10,000	0.29%
James J. Puplava Director	5,565,956	270,000	2,541	9.36%
Stephen P. Quin Director	0	150,000	0	0.24%
Abraham Urias, Secretary of Kimber Resources de Mexico	0	85,000	0	0.14%
Donald W. Young Director	0	100,000	0	0.16%

Incentive Stock Options

The following table discloses the stock options beneficially held by the aforementioned persons, as at September 25 2009.  The stock options are for Common Shares of Kimber:

Name of Person	Number of Shares Subject to Issuance	Exercise Price per Share	Expiry Date
Leanne M. Baker	50,000	$2.59	November 9, 2011
Leanne M. Baker	50,000	$0.79	February 12, 2013
Leanne M. Baker	75,000	$0.65	January 29, 2014
R. Dennis Bergen	5,000	$2.14	October 6, 2009
R. Dennis Bergen	50,000	$1.50	December 7, 2010
R. Dennis Bergen	30,000	$1.95	April 12, 2012
R. Dennis Bergen	50,000	$0.79	February 12, 2013
R. Dennis Bergen	75,000	$0.65	January 29, 2014
Gordon Cummings	150,000	$2.40	July 18, 2011
Gordon Cummings	125,000	$1.95	April 12, 2012
Gordon Cummings	400,000	$0.86	September 28, 2012
Gordon Cummings	100,000	$0.79	February 12, 2013
Gordon Cummings	200,000	$0.65	January 29, 2014
Lyn B. Davies	125,000	$0.78	November 29, 2012
Lyn B. Davies	95,000	$0.65	January 29, 2014
Frederick T. Graybeal	50,000	$0.79	February 12, 2013
Frederick T. Graybeal	75,000	$0.65	January 29, 2014
Petrus H. Maré	275,000	$0.78	November 29, 2012
Petrus H. Maré	125,000	$0.65	January 29, 2014
Peter B. Nixon	50,000	$1.95	April 12, 2012
Peter B. Nixon	50,000	$0.79	February 12, 2013
Peter B. Nixon	75,000	$0.65	January 29, 2014
James J. Puplava	130,000	$2.14	October 6, 2009
James J. Puplava	10,000	$1.65	September 19, 2010
James J. Puplava	30,000	$1.95	April 12, 2012
James J. Puplava	50,000	$0.79	February 12, 2013
James J. Puplava	75,000	$0.65	January 29, 2014
Stephen P. Quin	50,000	$2.67	December 18, 2011
Stephen P. Quin	50,000	$0.79	February 12, 2013
Stephen P. Quin	75,000	$0.65	January 29, 2014
Abraham Urias	75,000	$1.80	Dec. 8, 2009
Abraham Urias	30,000	$1.65	Sept. 19, 2010
Abraham Urias	30,000	$1.95	April 12, 2012
Donald W. Young	50,000	$0.79	February 12, 2013
Donald W. Young	75,000	$0.65	January 29, 2014

Kimber has two (2) stock option plans, the Kimber Resources Inc. 2002 Stock Option Plan (the “2002 Plan”) and the Kimber Resources Inc. 2007 Stock Option Plan (the “2007 Plan”), the latter of  which was adopted on December 12, 2007. Since the adoption of the 2007 Plan no further options have been or will be issued  under the 2002 Plan, however all options outstanding will remain in effect until they expire, are exercised, or are cancelled.  The 2007 Plan provides for the issuance of stock options to acquire up to a total of 10% of the Common Shares outstanding from time to time.  As at September 25, 2009 options to acquire 752,362 Common Shares may be issued for a period not exceeding five years, subject to standard anti-dilution adjustments. The directors may, from time to time, appoint an administrator (the “Administrator”) for the purposes of administering the Option Plan.

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

If a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of Common Shares in respect of which that stock option expired or terminated shall again be available to be granted pursuant to the 2007 Plan.

The number of Common Shares: (i) issued to insiders, within any one year period; and (ii) issuable to insiders at any time, under the 2007 Plan and under all other security based compensation arrangements of Kimber, if any, cannot exceed 10% of the number of Common Shares that are outstanding from time to time.

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

On July 1, 2008 there were 1,842,362 unoptioned Common Shares available for the granting of options under the 2007 Plan and at the end of the financial year ended June 30, 2009 there 752,362 unoptioned Common Shares available for the granting of options under the 2007 Plan.  During the year ended June 30, 2009 there were no changes in the exercise price of outstanding options.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of September 25, 2009, to the best of Kimber’s knowledge the following table sets forth the number of Common Shares and  the number of options and Warrants exercisable within 60 days of the date of this Annual Report beneficially held by each major shareholder, defined as beneficial owners of 5% or more of Kimber’s issued and outstanding Common Shares.  The table also sets forth the percentage of the shares outstanding, assuming exercise of all of the outstanding options and Warrants exercisable within 60 days of the date of this Annual Report held by such major shareholder:

Identity of Person or Group (Major Shareholder)	No. of Shares and Exercisable Options and Warrants	Percent of Shares Outstanding (assuming exercise of such Major Shareholder’s Options and Warrants)
Sprott Asset Management Inc.	8,935,998	14.22%
James J. Puplava	5,838,497	9.36%
Fidelity Select Portfolios: Gold Portfolio	5,848,100	9.13%

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

58.24% of the outstanding Common Shares of Kimber are registered in the name of 12 people and/or entities having addresses in Canada.

Voting Rights

The Company’s major shareholders do not have different voting rights from other shareholders.

Change of Control

To the best of the Company’s knowledge, there are no arrangements the operation of which may result in a change in control of the Company.

B. Related Party Transactions

None of the directors, officers or principal shareholders of Kimber, nor any family members of the directors, officers or principal shareholders, have any material interest, direct or indirect in any transactions in which Kimber participated during the period commencing July 1, 2008 and ending on the date hereof which transactions were material to Kimber, or its subsidiary, except as stated elsewhere in this Annual Report or as indicated below.  See ITEM 6. B. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES - Compensation.  None of the directors, officers or principal shareholders of Kimber, or family members of the directors, officers or principal shareholders of Kimber, were involved in any transaction with Kimber, or subsidiary, that was unusual in its nature or conditions, involving goods, services, or tangible or intangible assets except as herein disclosed.

Directors and officers of Kimber were paid an aggregate of $783,303 during the year ended June 30, 2009 for wages, directors’ fees, consulting, legal, accounting and administrative services.  These transactions have occurred in the normal course of operations and were measured at the exchange amount, which is that amount of consideration established and agreed to by the related parties.

During the year ended June 30, 2006, commissions of $234,850 were paid to Puplava Securities Inc. (“PSI”). James Puplava, a principal at PSI, and Dr. Leanne Baker, a registered representative with PSI, are both Directors of Kimber.

C. Interests of Experts and Counsel

Not Applicable

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

Attached hereto are the audited consolidated financial statements of Kimber for the year ended June 30, 2009, which were prepared by management and have been audited by Kimber’s independent auditors, Deloitte & Touche LLP.  Also attached are the audited financial statements of Kimber for the fiscal years ended June 30, 2008 and 2007, which were audited by Kimber’s predecessor auditors, D&H Group LLP.

The financial statements are accompanied by auditors’ reports and related notes.  See ITEM 18. -FINANCIAL STATEMENTS.

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

Dividend Policy

Kimber has not paid dividends in the past and it has no present intention of paying dividends on its Common Shares as it anticipates that all available funds will be invested to finance the growth of its business.  The directors of Kimber will determine if and when dividends should be declared and paid in the future based upon Kimber’s financial position at the relevant time.  The Common Shares of Kimber are entitled to an equal share of any dividends declared and paid.

B. Significant Changes

Since June 30, 2009, the date of the most recent consolidated financial statements, no significant changes have occurred that have not been disclosed elsewhere in this Annual Report.

ITEM 9. THE OFFERING AND LISTING

A.

The Offer and Listing Details

Kimber’s Common Shares trade on the TSX under symbol “KBR” and on the AMEX under symbol “KBX”.  Kimber’s Shares have traded on the TSX since June 18, 2004 and on the AMEX since December 22, 2005.   The following table sets forth the high and low closing prices in Canadian dollars of Kimber’s Common Shares traded on the TSX and in United States dollars on the AMEX.  The information contained in the following tables is taken from the yahoo website at http://ca.finance.yahoo.com/ ..

The following table outlines the annual high and low market prices for the five most recent fiscal periods:

TSX
		High	Low
	2009	$ 1.60	$ 0.53
	2008	$ 1.98	$ 0.62
	2007	$ 2.79	$ 1.34
	2006	$ 3.95	$ 1.40
	2005	$ 2.20	$ 1.18

AMEX
		High	Low
	2009	$ 1.65	$ 0.40
	2008	$ 1.96	$ 0.64
	2007	$ 2.59	$ 1.25
	2006	$ 3.43	$ 1.70

The following table outlines the high and low market prices for each fiscal financial quarter for the three most recent fiscal periods and any subsequent period:

TSX
		High	Low
2009
	Q4	$ 0.80	$ 0.47
	Q3	$ 0.87	$ 0.56
	Q2	$ 1.05	$ 0.53
	Q1	$ 1.60	$ 0.65
2008
	Q4	$ 1.98	$ 1.28
	Q3	$ 1.84	$ 1.62
	Q2	$ 1.16	$ 0.64
	Q1	$ 1.40	$ 0.67
2007
	Q4	$ 2.05	$ 1.34
	Q3	$ 2.60	$ 1.70
	Q2	$ 2.97	$ 1.96
	Q1	$ 2.68	$ 1.81

AMEX
		High	Low
2009
	Q4	$ 0.75	$ 0.40
	Q3	$ 0.70	$ 0.47
	Q2	$ 1.00	$ 0.40
	Q1	$ 1.65	$ 0.60
2008
	Q4	$ 1.96	$ 1.25
	Q3	$ 1.85	$ 0.66
	Q2	$ 1.19	$ 0.64
	Q1	$ 1.34	$ 0.60
2007
	Q4	$ 1.79	$ 1.25
	Q3	$ 2.21	$ 1.40
	Q2	$ 2.59	$ 1.70
	Q1	$ 2.40	$ 1.81

The following table outlines the high and low market prices for each of the most recent nine months (to August 31, 2009):

TSX
		High	Low
	August, 2009	$ 0.62	$ 0.54
	July, 2009	$ 0.61	$ 0.54
	June, 2009	$ 0.77	$ 0.47
	May, 2009	$ 0.75	$ 0.64
	April, 2009	$ 0.80	$ 0.67
	March, 2009	$ 0.78	$ 0.63
	February, 2009	$ 0.87	$ 0.61
	January, 2009	$ 0.75	$ 0.56
	December, 2008	$ 0.80	$ 0.72

AMEX
		High	Low
	August, 2009	$ 0.60	$ 0.45
	July, 2009	$ 0.56	$ 0.46
	June, 2009	$ 0.75	$ 0.40
	May, 2009	$ 0.68	$ 0.55
	April, 2009	$ 0.65	$ 0.55
	March, 2009	$ 0.64	$ 0.48
	February, 2009	$ 0.70	$ 0.49

	January, 2009	$ 0.62	$ 0.47
	December, 2008	$ 0.72	$ 0.46

The closing price of the Common Shares on the TSX was $ 0.66 per Common Share and on the NYSE Amex was $0.64 per Common Share on September 25 2009.

B.

Plan of Distribution

Not applicable.

C.

Markets

Our Common Shares trade on the TSX under symbol “KBR” and on the AMEX under symbol “KBX”. Our shares have traded on the TSX since June 18, 2004 and on the AMEX since December 22, 2005.

D.

Selling Shareholders

Not applicable.

E.

Dilution

Not applicable.

F.

Expense of the issue

Not applicable.

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

The Investment Canada Act (the “Act”), enacted on June 20, 1985, applies to any “acquisition of control” of Canadian businesses by non-Canadians, as defined in the Act. Certain acquisitions of control, discussed below, are reviewed by the Government of Canada. The term “acquisition of control” includes, among other things, the acquisition of all or substantially all of the assets used in carrying on the Canadian business, the acquisition of the voting shares of a Canadian corporation carrying on the Canadian business or the acquisition of the voting interests of an entity carrying on the Canadian business. The acquisition of the majority of the outstanding shares of an entity (a trust, joint venture, limited partnership or corporation) is deemed to be an “acquisition of control” of that entity. The acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an “acquisition of control” of a corporation unless it can be established that the purchaser does not in fact control the corporation through the ownership of voting shares.

Subject to the comments below on World Trade Organization (“WTO”) investors, a direct acquisition of a Canadian business with assets of CDN$5,000,000 or more, or any indirect acquisition of a Canadian business (i.e., the acquisition of a Canadian entity as a result of the acquisition of its non-Canadian corporate parent) is reviewable where the purchaser acquires control of entities in Canada having assets valued at CDN$50,000,000 or more.  In addition, acquisitions or the establishment of new businesses in designated types of business activities related to Canada’s cultural heritage or national identity could be reviewed if the Government of Canada considers that it is in the public interest to do so, and in some circumstances may be prohibited.

The Act was amended with the implementation of the Agreement establishing the WTO to provide for special higher review thresholds for “WTO investors”, as defined in the Act. “WTO investor” includes (i) an individual, other than a Canadian, who is a national of a WTO member (such as the United States), or who has the right of permanent residence in relation to that WTO member, (ii) governments of WTO members, and (iii) entities that are not Canadian-controlled, but which are WTO investor controlled, as determined by rules specified in the Act. The higher review thresholds for WTO investors do not apply, and the general rules described above do apply, to the acquisition of control of a Canadian business carrying on cultural activities.  If the WTO investor rules apply and Kimber is not engaged at the time of the investment in a cultural business, an investment in the Common Shares of Kimber by or from a WTO investor will be reviewable only if it is an investment to acquire control of Kimber and the value of the assets of Kimber is equal to or greater than a specified amount (the “WTO Review Threshold”).  The 2009 WTO Review Threshold is currently CDN$312,000,000 but will increase to CDN$600,000,000 in “enterprise value” (and will rise to CDN$800,000,000 in 2011, CDN$1,000,000,000, in 2013 and will be indexed thereafter) when new regulations defining “enterprise value” are implemented pursuant to amendments to the Act which came into force on March 12, 2009.

If any non-Canadian, whether or not a WTO investor, acquires control of Kimber, but the transaction is not reviewable as described above, the non-Canadian is required to notify the Canadian government and to provide certain basic information relating to the investment.  This notification may be filed up to 30 days following the acquisition.  (A non-Canadian, whether or not a WTO investor, is also required to provide a notice to the government on the establishment of a new Canadian business.) If at the time of the acquisition of Kimber, Kimber is engaged in a prescribed type of business activity related to Canada’s cultural heritage or national identity, and if the Canadian government considers it to be in the public interest to do so, then the Canadian government may give notice in writing within 21 days requiring the investment to be reviewed.

If an investment is reviewable, an application for review in the form prescribed by the regulations is normally required to be filed with the Director appointed under the Act (the “Director”) prior to the investment taking place and the investment may not be consummated until the review has been completed and the Minister (a person designated as such under the Act) is satisfied or is deemed to be satisfied that the investment is likely to be of net benefit to Canada. There are, however, certain exceptions. Applications concerning indirect acquisitions may be filed up to 30 days after the investment is consummated and applications concerning investments in a cultural sector business that are reviewable only pursuant to a Cabinet order are required upon receipt of a notice for review. In addition, the Minister (a person designated as such under the Act) may permit an investment to be consummated prior to completion of the review, if he is satisfied that delay would cause undue hardship to the acquiror or jeopardize the operations of the Canadian business that is being acquired. The Director will submit the application to the Minister, together with any other information or written undertakings given by the acquiror and any representations submitted to the Director by a province that is likely to be significantly affected by the investment.

The Minister will then determine whether the investment is likely to be of net benefit to Canada, taking into account the information provided and having regard to certain factors of assessment where they are relevant. Some of the factors to be considered are (i) the effect of the investment on the level and nature of economic activity in Canada, including the effect on employment, on resource processing, and on the utilization of parts, components and services produced in Canada; (ii) the effect of the investment on exports from Canada; (iii) the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms or would form a part; (iv) the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada; (v) the effect of the investment on competition within any industry or industries in Canada; (vi) the compatibility of the investment with national industrial, economic and cultural policies taking into consideration industrial, economic and cultural objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and (vii) the contribution of the investment to Canada’s ability to compete in world markets.  Investments by foreign state-owned enterprises or sovereign wealth funds may be subject to additional scrutiny in respect of such factors as their commercial orientation and corporate governance practices including commitment to transparency and disclosure, pursuant to guidelines issued in December 2007 on state-owned investment.

The Act sets certain time limits for the Director and the Minister. Within 45 days after a completed application has been received, if the new national security review process has not been triggered, the Minister must notify the acquiror that (a) he is satisfied that the investment is likely to be of net benefit to Canada, or (b) he is unable to complete his review, in which case he shall have 30 additional days to complete his review (unless the acquiror agrees to a longer period), or (c) he is not satisfied that the investment is likely to be of net benefit to Canada.  If the Minister does not send the notice in (a), (b) or (c), then the Minister is deemed to have approved the transaction.

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

The Act was amended in March 2009 to add a new process for screening foreign investments to determine whether they are potentially “injurious to national security”.  If the Government concludes that there is such a threat, the Government can prohibit or attach conditions to a foreign “investment” (e.g., an investment in an existing Canadian business or the establishment of a new Canadian business) or if the investment is already completed, the Government may order the divestiture of a Canadian business.

The new national security review process is in addition to the existing requirements for Ministerial approval of foreign acquisitions of control of Canadian businesses (meeting certain monetary thresholds) on the basis that they are of “net benefit to Canada”.  Moreover, it is important to note that the national security review process applies not only to acquisitions of control but also to minority investments and smaller transactions that do not exceed the review thresholds described above.

Draft regulations released on July 11, 2009 set out the timelines for each step of the national security review process. However, as each individual step may involve a number of possible outcomes, it is difficult to predict the length of time a national security review would take.  Nevertheless, it is clear that the national security review process could add significant delays to the time required for obtaining regulatory approvals for transactions if the draft maximum prescribed periods are fully utilized.  Furthermore, the national security review process will delay the investment review process described above as the Minister will not give a “net benefit” ruling unless the national security process has been completed.

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

C. Material Contracts

The material contracts of Kimber are listed under “ITEM 19. – EXHIBITS” and copies are appended to this Annual Report.  A summary of each material contract, other than contracts entered into in the ordinary course of business is included in “ITEM 19. – EXHIBITS” below.

D. Exchange Controls

Canada has no system of exchange controls. There are no exchange restrictions on borrowing from foreign countries, nor on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts, or the repatriation of capital. Any such remittances to United States residents, however, may be subject to a withholding tax pursuant to the Canadian Income Tax Act as modified by the reciprocal tax treaty between Canada and the United States. Refer to “ITEM 10. E. ADDITIONAL INFORMATION - Taxation”.

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

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of Common Shares of Kimber for a shareholder of Kimber who, for the purposes of the Tax Act and the Convention, and at all relevant times, is not a resident of Canada but is a resident of the United States, is entitled to full benefits under the convention and will acquire and hold Common Shares of Kimber as capital property (a “Non-Resident”). This summary does not apply to a shareholder who within the last 12 months has carried on business in Canada through a “permanent establishment” situated in Canada or who has a fixed base in Canada for the purposes of performing independent personal services if the shareholder’s Common Shares of Kimber form part of the business property of such permanent establishment or pertain to such fixed base.  This summary is based on the provisions of the Canadian Tax Act and the regulations thereunder in force as of the date hereof and on an understanding of the current administrative practices of Canada Revenue Agency, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is general only and is not a substitute for independent advice from a shareholder’s own Canadian and U.S. tax advisors.

The provisions of the Canadian Tax Act are subject to income tax treaties to which Canada is a party, including the Convention.

Dividends on Common Shares

Under the Canadian Tax Act, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25 percent on dividends paid or deemed to have been paid to such non-resident by a corporation resident in Canada. The Convention limits the rate to 15 percent for a Non-Resident if the dividends are beneficially owned by and paid to such Non-Resident and limits the rate to 5 percent if the Non-Resident is also a corporation that beneficially owns at least 10 percent of the voting stock of the pay or corporation.

The amount of a stock dividend (for tax purposes) would generally be equal to the amount by which the paid-up capital of Kimber had increased by reason of the payment of such dividend. The Corporation will furnish additional tax information to shareholders in the event of such a dividend.

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

The withholding tax payable on dividends is to be withheld at source by Kimber or people acting on its behalf. Kimber is liable for the amount of the tax, penalties and interest if it fails to so withhold. The shareholder is liable in any event if Kimber fails to withhold.

Dispositions of Common Shares

Under the Canadian Tax Act, a taxpayer’s capital gain or capital loss from a disposition of Common Shares of Kimber is the amount, if any, by which the proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of the adjusted cost base of such Common Shares and reasonable expenses of disposition. The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties. The taxable capital gain (or allowable capital loss) is fifty percent of a capital gain (or capital loss) and is included in income. The amount by which a shareholder’s capital loss exceeds the capital gain in a year may be deducted from a capital gain realized by the shareholder in the three previous years or any subsequent year, subject to certain restrictions.

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of “taxable Canadian property.” Common Shares of Kimber will constitute taxable Canadian property of a shareholder at a particular time if the shareholder used the Common Shares in carrying on business in Canada, or if at any time in the 60 month period immediately preceding the disposition the shareholder or persons with whom the shareholder does not deal at arm’s length, or any combination thereof, owned 25% or more of the issued shares of any class or series in the capital stock of Kimber.

The Convention generally relieves Non-Residents from liability for Canadian tax on capital gains derived on a disposition of shares unless the value of the shares is derived principally from “real property” situated in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production.

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

Persons Not Covered

This summary does not address the U.S. federal income tax consequences to persons (including persons who are U.S. Holders) subject to special provisions of U.S. federal income tax law, including (i) tax-exempt organizations, (ii) qualified retirement plans, (iii) individual retirement accounts and other tax-deferred accounts, (iv) financial institutions, (v) insurance companies, (vi) real estate investment trusts, (vii) regulated investment companies, (viii) broker-dealers, (ix) persons or entities that have a “functional currency” other than the U.S. dollar, (x) persons subject to the alternative minimum tax, (xi) persons who own their Common Shares of Kimber as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, (xii) persons who acquired their Common Shares of Kimber through the exercise of employee stock options or otherwise as compensation for services, (xiii) persons that own an interest in an entity that owns Common Shares of Kimber, (xiv) persons who own, exercise or dispose of any options, Warrants or other rights to acquire Common Shares of Kimber, (xv) entities treated as partnerships for U.S. federal income tax purposes, (xvi) corporations subject to Subchapter S of the Code, (xvii) U.S. expatriates or former long-term residents, (xviii) U.S. Holders that own, directly or indirectly or by attribution, 10% or more, by voting power or value, of the outstanding shares of the Company, or (xix) persons who own their Common Shares of Kimber other than as a capital asset within the meaning of Section 1221 of the Code.

Distributions on Common Shares of Kimber

Subject to the “passive foreign investment company” (“PFIC”) rules discussed below, U.S. Holders receiving distributions (including constructive distributions) with respect to Common Shares of Kimber are required to include in gross income as dividends for U.S. federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that Kimber has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Canadian income tax withheld from distributions may result in a credit or deduction for United States federal income tax purposes.  See more detailed discussion at “Foreign Tax Credit” below. To the extent that distributions from Kimber exceed current or accumulated earnings and profits of Kimber, such distributions will not be treated as dividends but will instead be treated first as a return of capital, to the extent of the U.S. Holder’s adjusted basis in the Common Shares, and thereafter as gain from the sale or exchange of the Common Shares of Kimber. See more detailed discussion at “Disposition of Common Shares of Kimber” below.  In general, dividend distributions are taxed as ordinary income.  At present, such dividends may be subject to a preferential tax rate for individuals, estates and trusts of no more than 15% if such dividends are “qualified dividends”.  However, this preferential tax rate may not be available if Kimber is, or was, a PFIC.  See Passive Foreign Investment Company discussion below.

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

There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s U.S. income tax liability that the U.S. Holder’s “foreign source” income bears to his or its worldwide taxable income. In applying this limitation, the various items of income and deduction must be classified as either “foreign source” or “U.S. source.” Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income.  Dividends distributed by Kimber will generally constitute “foreign source” income, and will generally be classified as “passive income” for most U.S. Holders.

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

Kimber believes that it was a PFIC for its most recent taxable year and based on current business plans and financial projections, may qualify as a PFIC in subsequent years.  There can be no assurance that Kimber’s determination concerning its PFIC status will not be challenged.  In addition, one or more of Kimber’s corporate subsidiaries may have qualified as a PFIC for its most recent taxable year, may have qualified as a PFIC in prior years and may qualify as a PFIC in subsequent years.

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

Mark-to-Market Election

U.S. Holders who hold, actually or constructively, marketable stock (as specifically defined in the Treasury Regulations) of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to market (a “mark-to-market election”).  The Common Shares generally will be "marketable stock" if the Common Shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks.  If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

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

You may review a copy of Kimber’s filings with the SEC, including exhibits and schedules filed with it, in the SEC's Public Reference Room at 100 F Street NE, Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 or the Conventional Reading Rooms’ Headquarters Office at 212-551-8090 for further information on the public reference rooms. The SEC maintains a web site (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

I. Subsidiary Information

Not Applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In summary, the principal market risks which Kimber is exposed to are changes in the price of gold and silver and adverse movements in foreign exchange rates.  Kimber uses the Canadian dollar as its reporting currency and is therefore exposed to foreign exchange movements in the United States Dollar and the Mexican Peso. For more detailed disclosure of industry risks please see above ‘ITEM 3. D. KEY INFORMATION - Risk Factors - Industry Risks’.

During the financial year and up to the date of this report Kimber has not used financial instruments to reduce its exposure to market risks.  Additional disclosure on financial instruments held by Kimber at June 30, 2009 is contained in note 2 ‘Financial instruments’ to the financial statements.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A-D.

None.

E. Use of Proceeds

Not Applicable ..

ITEM 15T.  CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

Kimber, under the supervision and with the participation of Kimber’s management, including its Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of Kimber’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934) as of June 30, 2009.

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

Based upon this evaluation, Kimber’s Chief Executive Officer and Chief Financial Officer concluded that Kimber’s disclosure controls and procedures were effective as of June 30, 2009.

B. Management ’s Annual Report on Internal Control over Financial Reporting

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness in future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Kimber’s management, including its Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of Kimber’s internal control over financial reporting as of June 30, 2009.  In making its assessment of internal control over financial reporting, Kimber’s management used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on this assessment, Kimber’s management concluded that Kimber’s internal control over financial reporting was effective.

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this Annual Report.

This management report shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities of that section, and is not incorporated by reference into any filing of Kimber, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

C.    Changes in Internal Control Over Financial Reporting

There has been no change in Kimber’s internal control over financial reporting during the financial year ended June 30, 2009 that has materially affected, or is reasonably likely to materially affect, Kimber’s internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Donald Young serves as chair of the audit committee of Kimber’s Board of Directors. The Board of Directors has determined that Donald Young satisfies the criteria for an audit committee financial expert under the Securities Exchange Act. The SEC has indicated that the designation of Donald Young as an audit committee financial expert does not make Donald Young an “expert” for any purpose, impose any duties, obligations or liability on Donald Young that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee. Mr. Young is “independent” as defined in Section 803 of the listing standards of the AMEX.

ITEM 16B. CODE OF ETHICS

Kimber has adopted a code of ethics that applies to Kimber's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.   Kimber’s Code of Conduct is available on Kimber’s website at www.kimberresources.com. Kimber will disclosure any amendment to a provision of the Code of Conduct or any waiver granted from a provision of the Code of Conduct on its website, as provided above, within five days of the occurrence of such event.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Since January 2004 and for the year ended June 30, 2008, Kimber engaged D&H Group LLP (“D&H”) as its independent auditors.  On September 18, 2008 the Board of Directors, proposed Deloitte & Touche LLP, Chartered Accountants (“Deloitte ”) as its independent auditors for the year ending June 30, 2009, a proposal which was subsequently ratified by Kimber’s shareholders.  At the time of the change of independent auditors, there were no disagreements with D&H on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

Fees Paid to Auditor

	Deloitte Fees for 2009 ($)	D&H Fees for 2008 ($)

Audit Fees	98,900	77,620
Audit Related Fees	0	0
Tax Fees	0	1,900
All Other Fees	0	5,130
Totals	98,900	84,650

"Audit Fees" represent fees for the audit of the Corporation's consolidated annual financial statements, review of the Corporation's interim financial statements, review in connection with regulatory financial filings and attendance at Audit Committee meetings and discussions with management.  “Audit-Related Fees” are comprised of fees for assurance and related services that are reasonably related to the audit or the review of the financial statements.  In 2009 and 2008 there were no "Audit Related Fees" that are not included in “Audit Fees”.  "Tax Fees" represent fees for preparation of Canadian corporate income tax returns, Information Returns in Respect of Controlled Foreign Affiliates and forms in respect of Transactions with Non-Resident Persons.  “All Other Fees” in 2008 were for services performed by D&H in connection with providing the Auditors’ consent in respect to the filing of a Form F-3.

Pre-approval of Fees and Independence of Auditor

The Securities and Exchange Commission requires that before Kimber’s independent auditors are engaged by Kimber or its subsidiaries to render any auditing or permitted non-audit related service, the engagement be approved by the audit committee; or entered into pursuant to pre-approval policies and procedures established by the audit committee, provided the policies and procedures are detailed as to the particular service, the audit committee is informed of each service, and such policies and procedures do not include delegation of the audit committee’s responsibilities to management.  Under the audit committee’s policies, it pre-approves all services provided by Kimber’s independent auditors.  In the years ended June 30, 2009 and June 30, 2008, the audit committee pre-approved all services provided by Kimber’s independent auditors.

The audit committee considers the nature and amount of the fees billed by Deloitte and believes that the provision of the services for activities unrelated to the audit is compatible with maintaining Deloitte’s independence.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None

ITEM 16F. CHANGE IN KIMBER’S CERTIFYING ACCOUNTANT

Not Applicable

ITEM 16G. CORPORATE GOVERNANCE

Kimber’s corporate governance practices do not differ in any significant ways from those followed by domestic U.S. companies under the AMEX listing standards.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company has elected to prepare its financial statements in accordance with Item 18

ITEM 18. FINANCIAL STATEMENTS

The financial statements were prepared in accordance with Canadian GAAP and are presented in Canadian dollars.  There are material differences between U.S. GAAP and Canadian GAAP.

The financial statements are in the following order:

1.

Auditors' Reports;

2.

Consolidated Balance Sheets;

3.

Consolidated Statements of Operations and Comprehensive Loss;

4.

Consolidated Statement of Shareholders' Equity;

5.

Consolidated Statements of Cash Flows; and

6.

Notes to the Consolidated Financial Statements.

ITEM 19. EXHIBITS

The exhibits included in this Annual Report are in the following order:

1.

Articles of Incorporation and Bylaws

The Amended Articles approved by the shareholders of Kimber on December 12, 2007 are incorporated by reference to Kimber’s Annual Report filed with the SEC on October 1, 2007.

3.

Voting Trust Agreements

Not Applicable

4.

Material Contract

Except for contracts made in the ordinary course of Kimber's business, the following are the material contracts to be performed in whole or in part on or after the date of filing this Annual Report or entered into by Kimber or Minera Monterde within two years before the date of this Annual Report:

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

Intentionally left blank

i.

Intentionally left blank

j.

Intentionally left blank

k.

Intentionally left blank

l.

Transfer Agent, Registrar and Dividend Disbursing Agent Agreement dated as of the 29th day of April 2002 between Kimber and Computershare Trust Company of Canada.  This agreement provides for the provision of transfer agent services by Computershare Investor Services Inc., the successor company to Computershare Trust Company of Canada. 1

m.

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

Intentionally left blank

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

Intentionally left blank

gg.

Intentionally left blank

hh.

Change of Control Agreement dated April 26, 2007 between Gordon Cummings and Kimber Resources Inc.  See “ITEM 6. B. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES - Compensation” of this Annual Report. 3

ii.

Employment Agreement dated September 25, 2007 between Gordon Cummings and Kimber Resources Inc.  See “ITEM 6. B. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES - Compensation” of this Annual Report. 3

jj.

Employment Agreement dated November 21, 2007 between Lyn B. Davies and Kimber Resources Inc.  See “ITEM 6. B. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES - Compensation” of this Annual Report. 4

kk.

Employment Agreement dated November 18, 2007 between P. Marius Maré and Kimber Resources Inc.  See “ITEM 6. B. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES - Compensation” of this Annual Report. 4

ll.

Kimber Resources Inc. 2007 Stock Option Plan approved by Shareholder resolutions on December 12, 2007.  This stock option plan was established to superseded the Kimber Resources 2002 Stock Option Plan and provide an incentive to attract and retain employees and others engaged in providing service to Kimber.  It provides that the Board of Directors of Kimber may grant stock options up to 10% of the Common Shares of Kimber issued and outstanding from time to time less the number of options to acquire Common Shares that remain outstanding under all existing option agreements under the Kimber Resources Inc. 2002 Stock Option Plan. 4

mm. Consulting Agreement dated February 1, 2008 between JB Engineering Ltd. and Kimber Resources Inc.  This agreement provides that Mr. Richards will supply Kimber with engineering and other project related services in connection with Kimber’s projects at a rate of $100 per hour.4

nn.

Consulting Agreement dated February 29, 2008 between Michael E. Hoole and Kimber Resources Inc. Pursuant to this agreement Mr. Hoole will provide on-going management consulting services to Kimber for a 12 month period at a rate of $125 per hour.  4

oo.

Various Private Placement Subscription Agreements for US subscribers in connection with the non-brokered private placement of a total of 8,000,000 units consisting of one (1) Share and one-half (1/2) Warrant which closed on March 11, 2008. An unsigned copy of the form of the Private Placement Subscription Agreements is attached.  These subscription agreements provide for the purchase by and sale to US subscribers of specific numbers of units consisting of one (1) Share and one-half (1/2) Warrant at a price of $0.75 per unit.4

pp.

Various Private Placement Subscription Agreements for non-US subscribers in connection with a non-brokered private placement of a total of 8,000,000 units consisting of one (1) Share and one-half (1/2) Warrant which closed on March 11, 2008. An unsigned copy of the form of the Private Placement Subscription Agreements is attached.  These subscription agreements provide for the purchase by and sale to non-US subscribers of specific numbers of units consisting of one (1) Share and one-half (1/2) Warrant at a price of $0.75 per unit.4

qq.

Financial Advisory Services Agreement dated May 14, 2007 between Blackmont Capital Inc. and Kimber Resources Inc.  This agreement provides that Blackmont Capital Inc. will act as exclusive financial advisor to Kimber to provide advice on strategic alternatives and to assist in the execution of a strategic plan, including the carrying out of potential transactions.  Kimber agreed to pay Blackmont Capital Inc. a non-refundable work fee of $25,000 per month for a minimum of 3 months and a success fee if a transaction was consummated ranging from 1.0%, or 1.25% (subject to a $600,000 minimum) depending on who the other party to the transaction is, to 6% of the transaction value. 4

rr.

Financial Advisory Services Amending Agreement dated July 8, 2008 between Blackmont Capital Inc. and Kimber Resources Inc.  This amending agreement provides that the fees payable to Blackmont Capital Inc. be amended and will range from 0 to a maximum of 3% (subject to a maximum of $600,000) in the event that Kimber does not utilize the services of Blackmont Capital Inc. in carrying out a contemplated transaction.  Where Kimber wishes to utilize the services of Blackmont Capital Inc. in carrying out a contemplated transaction a new fee arrangement will be negotiated.  The amending agreement further provides that the Financial Advisory Services Agreement will terminate on December 31, 2008. 4

ss.

Finder’s Fee Agreement dated July 10, 2008 between Eric King and Kimber Resources Inc.  This agreement provides for the payment to Mr. King of a finder’s fee of 7% of funds raised from subscribers introduced to Kimber by Mr. King for the purchase of units of Kimber consisting of one (1) Share and one-half (1/2) Warrant at a price of $1.25 per unit.4

tt.

Various Private Placement Subscription Agreements for US subscribers in connection with the brokered private placement of 4,000,000 units consisting of one (1) Share and one-half (1/2) Warrant closed on September 24, 2008. An unsigned copy of the form of the Private Placement Subscription Agreements is attached.  These subscription agreements provide for the purchase by and sale to US subscribers of specific numbers of units consisting of one (1) Share and one-half (1/2) Warrant at a price of $1.25 per unit.4

uu.

Various Private Placement Subscription Agreements for non-US subscribers in connection with the brokered private placement of 4,000,000 units consisting of one (1) share and one-half (1/2) Warrant closed on September 24, 2008. An unsigned copy of the form of the Private Placement Subscription Agreements is attached.  These subscription agreements provide for the purchase by and sale to non-US subscribers of specific numbers of units consisting of one (1) Share and one-half (1/2) Warrant at a price of $1.25 per unit.4

vv.

Stock Option Agreement between Kimber and optionee pursuant to the Kimber Resources Inc. 2007 Stock Option Plan. An unsigned copy of the standard form option agreement is attached.  The agreement sets forth the standard terms of the stock option grant to each individual who has an option agreement with Kimber.  The terms of a specific agreement may differ depending on terms established by the Board of Directors. 4

ww. Amending Agreement to Temporary Occupation of Ejido Land Agreement dated January 30, 2005 between between the Ejido Monterde, represented by Blas Quezada Ozuna, Ramon Balois Munoz and Miguel Quintero Rivas acting as President, Secretary and Treasurer respectively of the Ejido Board and Miguel Palacios Trias, acting as President of the Supervisory Board, and Minera Monterde.  This agreement amends the area of land covered by the agreement and fixes the right to use and occupy Ejido Monterde lands for the purpose of exploration, development and mining for a period of 30 years from July 13, 2003. 4

xx.

Amending Agreement dated February 28, 2009 between Michael E. Hoole and Kimber Resources Inc. amending the Consulting Agreement between the parties dated February 29, 2008. Pursuant to this agreement Mr. Hoole will continue to provide on-going management and legal consulting services to Kimber on a month to month basis subject to termination by either party on 90 days notice to the other party.

yy.

Loan Agreement made as of January 1, 2006 and executed June 18, 2009 between Kimber Resources Inc. and Minera Monterde providing the terms upon which loans have been made and will be made by Kimber to Minera Monterde.

zz.

Loan Agreement made as of April 18, 2008 and executed June 18, 2009 between Kimber Resources Inc. and Minera Pericones providing the terms upon which loans have been made and will be made by Kimber to Minera Pericones.

aaa.

Temporary Occupation Agreement dated April 27, 2009 between Irinea Plata Gomez and Minera Pericones. This agreement grants Minera Pericones the right to use and occupy lands held by Irinea Plata Gomez for the purpose of exploration, development and mining for a period of 25 years from the date of the agreement.  Minera Pericones  has the obligation to pay annual rent of 700 pesos per hectare, subject to adjustment based on the previous year’s consumer price index,for the area occupied.

bbb. Temporary Occupation Agreement dated April 26, 2009 between Rosa Lidia Jurado Arce and Minera Pericones. This agreement grants Minera Pericones the right to use and occupy lands held by Rosa Lidia Jurado Arce for the purpose of exploration, development and mining for a period of 25 years from the date of the agreement.  Minera Pericones has the obligation to pay annual rent of 300 pesos per hectare, subject to adjustment based on the previous year’s consumer price index,for the area occupied.

ccc. Temporary Occupation Agreement dated April 27, 2009 between Refugio Velazquez Luvianos and Minera Pericones. This agreement grants Minera Pericones the right to use and occupy lands held by Refugio Velazquez Luvianos for the purpose of exploration, development and mining for a period of 25 years from the date of the agreement.  Minera Pericones has the obligation to pay annual rent of 5,000 pesos, subject to adjustment based on the previous year’s consumer price index, for the area occupied.

ddd. Temporary Occupation Agreement dated April 27, 2009 between Rigoberto Lopez Rivera and Minera Pericones. This agreement grants Minera Pericones the right to use and occupy lands held by Rigoberto Lopez Rivera for the purpose of exploration, development and mining for a period of 25 years from the date of the agreement.  Minera Pericones has the obligation to pay annual rent of 500 pesosper hectare, subject to adjustment based on the previous year’s consumer price index, for the area occupied.

eee. Temporary Occupation Agreement dated April 27, 2009 between Juan Saucedo Solis and Minera Pericones. This agreement grants Minera Pericones the right to use and occupy lands held by Juan Saucedo Solis for the purpose of exploration, development and mining for a period of 25 years from the date of the agreement.  Minera Pericones has the obligation to pay annual rent of 5,000 pesos, subject to adjustment based on the previous year’s consumer price index, for the area occupied.

fff.

Temporary Occupation Agreement dated June 24, 2009 between Francisco Morales Anacleto, Monico Morales Anacleto and Minera Pericones. This agreement grants Minera Pericones the right to use and occupy lands held by Francisco Morales Anacleto and Monico Morales Anacleto for the purpose of exploration, development and mining for a period of 25 years from the date of the agreement.  Minera Pericones has the obligation to pay annual rent of 5,000 pesos, subject to adjustment based on the previous year’s consumer price index, for the area occupied.

ggg. Temporary Occupation Agreement dated May, 2009 between Rivera Hernandez Ema and Minera Pericones. This agreement grants Minera Pericones the right to use and occupy lands held by Rivera Hernandez Ema for the purpose of exploration, development and mining for a period of 25 years from the date of the agreement.  Minera Pericones has the obligation to pay annual rent of 666.70 pesos per hectare, subject to adjustment based on the previous year’s consumer price index, for the area occupied.

hhh. Temporary Occupation Agreement dated May 28, 2009 between Moises Plata Jaimes and Minera Pericones. This agreement grants Minera Pericones the right to use and occupy lands held by Moises Plata Jaimes for the purpose of exploration, development and mining for a period of 25 years from the date of the agreement.  Minera Pericones has the obligation to pay annual rent of 500 pesos per hectare, subject to adjustment based on the previous year’s consumer price index, for the area occupied.

iii.

Temporary Occupation Agreement dated June 24, 2009 between Roberto Anacleto Catalino Octaviano and Minera Pericones. This agreement grants Minera Pericones the right to use and occupy lands held by Roberto Anacleto Catalino Octaviano for the purpose of exploration, development and mining for a period of 25 years from the date of the agreement.  Minera Pericones has the obligation to pay annual rent of 5,000 pesos, subject to adjustment based on the previous year’s consumer price index, for the area occupied.

jjj.

Temporary Occupation Agreement dated June 24, 2009 between Alicia Eusebio Secundino and Minera Pericones. This agreement grants Minera Pericones the right to use and occupy lands held by Alicia Eusebio Secundino for the purpose of exploration, development and mining for a period of 25 years from the date of the agreement.  Minera Pericones has the obligation to pay annual rent of 5,000 pesos, subject to adjustment based on the previous year’s consumer price index, for the area occupied.

1  These material contracts (items ‘e’,’g’, ‘h’ to ‘j’,and ‘l’ to ‘p’) are incorporated by reference to Kimber’s Form 20-F filed with the SEC on May 13, 2005.

2

These material contracts (items ‘aa’ to ‘ee’) are incorporated by reference to Kimber’s Form 20-F filed with the SEC on September 29, 2006.

3

These material contracts (items ‘ff’ to ‘ii’) are incorporated by reference to Kimber’s Form 20-F filed with the SEC on October 1, 2007.

These material contracts (items ‘jj’ to ‘ww’) are incorporated by reference to Kimber’s Form 20-F filed with the SEC on September 30, 2008.

8.

Subsidiaries

The following is information regarding Kimber’s wholly owned subsidiaries:

Business Name	Jurisdiction of Incorporation	Office Address	Telephone
Minera Monterde, S. de R.L. de C.V.	Mexico	Calle la Salle # 3230 Fracc. Lomas la Salle Chihuahua, Chih. CP 31214, Mexico	52-614-410-8344
Kimber Resources de Mexico S.A. de C.V.	Mexico	Calle la Salle # 3230 Fracc. Lomas la Salle Chihuahua, Chih. CP 31214, Mexico	52-614-410-8344
Minera Pericones S.A. de C.V.	Mexico	Calle la Salle # 3230 Fracc. Lomas la Salle Chihuahua, Chih. CP 31214, Mexico	52-614-410-8344

12.

Certifications

a.

Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

b.

Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.

Section 18 U.S.C. Section 1350 Certification

a.

Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Section 18 U.S.C. Section 1350

15.

Consents

Auditor’s Consent

RECENT DEVELOPMENTS

Not Applicable

SIGNATURE PAGE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, Kimber Resources Inc. certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 25, 2009

On Behalf of KIMBER RESOURCES INC.,

“/s/Gordon Cummings”

Gordon Cummings

President, Chief Executive Officer and Director

“/s/Lyn Davies”

Lyn Davies

Chief Financial Officer

KIMBER RESOURCES INC.

Consolidated Financial Statements

(Canadian dollars)

Years ended

June 30, 2009

June 30, 2008

June 30, 2007

(An exploration stage company)

Deloitte & Touche LLP
2800 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada
Tel: 604-669-4466
Fax: 604-685-0395
www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Shareholders of
Kimber Resources Inc.

We have audited the accompanying consolidated balance sheet of Kimber Resources Inc. and subsidiaries (the “Company”) as of June 30, 2009, and the related consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the year then ended and for the cumulative period from incorporation on March 31, 1995 to June 30, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Kimber Resources Inc. and subsidiaries as at June 30, 2009, and the results of their operations and their cash flows for the year then ended and for the cumulative period from incorporation on March 31, 1995 to June 30, 2009 in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements of the Company as of June 30, 2008 and 2007 and for the years then ended, before the effects of the adjustments to retrospectively apply the change in accounting policy discussed in Note 2 (i), were audited by other auditors whose report, dated September 18, 2008, expressed an unqualified opinion on those statements. We have also audited the adjustments to the 2008 consolidated financial statements to retrospectively apply the change in accounting for the valuation of warrants in 2009, as discussed in Note 2 (i) to the consolidated financial statements. Our procedures included auditing the valuation of the warrants issued. In our opinion, such retrospective adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review or apply any procedures to the 2008 and 2007 consolidated financial statements of the Company other than with respect to the retrospective adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2008 and 2007 consolidated financial statements taken as a whole.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, Canada
September 16, 2009

Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 of the consolidated financial statements, and when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 2 (i) and 2 (m) to the consolidated financial statements. Although we conducted our audit in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Shareholders, dated September 16, 2009, is expressed in accordance with Canadian reporting standards which do not permit a reference to conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern and do not require a reference to changes in accounting principles in the auditors’ report when these are adequately disclosed and properly accounted for in the financial statements.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, Canada
September 16, 2009

AUDITORS' REPORT

To the Shareholders of Kimber Resources Inc.

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting policy described in Note 2 (i), the consolidated balance sheet of Kimber Resources Inc. as at June 30, 2008 and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the years ended June 30, 2008 and 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements, before the effects of the adjustments to retrospectively apply the change in accounting policy described in Note 2 (i), present fairly, in all material respects, the financial position of the Company as at June 30, 2008 and the results of its operations and cash flows for the years ended June 30, 2008 and 2007 in accordance with Canadian generally accepted accounting principles.

We were not engaged to audit, review or apply any procedures to the adjustments to retrospectively apply the change in accounting policy described in Note 2 (i) and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by Deloitte & Touche LLP.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected assets and deficit as at June 30, 2008 and 2007 and results of operations and cash flows for the years then ended to the extent summarized in Note 15 to the consolidated financial statements.

“D&H Group LLP”

Vancouver, B.C.
September 18, 2008	Chartered Accountants

KIMBER RESOURCES INC.

(An exploration stage company)

Consolidated Balance Sheets

(Canadian dollars)

	As of June 30,
	2009	2008
		(Note 2(i))
A S S E T S
Current Assets
Cash and cash equivalents	$3,455,576	$3,962,742
Amounts receivable (note 4)	190,975	914,474
Prepaid expenses	111,197	81,194
	3,757,748	4,958,410

Equipment (note 5)	608,193	617,951

Unproven mineral right interests (Schedule, note 3)	40,943,685	37,335,596
	$45,309,626	$42,911,957

L I A B I L I T I E S
Current liabilities
Accounts payable	$228,561	$739,757
Accrued liabilities	165,000	76,000
	393,561	815,757
S H A R E H O L D E R S’ E Q U I T Y
Share capital
Authorized: Unlimited number of common shares without par value
Issued and outstanding: 62,086,620 common shares (2008; 57,886,620 common shares)	56,753,646	52,032,205
Contributed surplus	4,031,196	3,541,767
Deficit, accumulated during the exploration stage	(15,868,777)	(13,477,772)
	44,916,065	42,096,200
	$45,309,626	$42,911,957

Nature of operations (note 1)

Commitments and contingencies (note 14)

Approved on behalf of the Board of Directors:
"Gordon Cummings"	"Donald W. Young"
Gordon Cummings, Director	Donald W. Young, Director

See notes to the consolidated financial statements

KIMBER RESOURCES INC.

(An exploration stage company)

Consolidated Statements of Operations and Comprehensive Loss

(Canadian dollars)

	Cumulative amount since incorporation on March 31, 1995 to June 30, 2009		Years Ended June 30,
		2009	2008	2007
Expenses
Amortization of equipment	$161,304	$26,069	$22,588	$28,819
Foreign exchange loss	69,280	9,997	8,516	10,701
General exploration	199,506	-	-	39,398
Interest and bank charges	80,729	3,387	2,864	2,367
Investor relations	1,126,831	43,397	69,894	211,187
Office, insurance and miscellaneous	1,302,870	279,441	278,050	252,637
Legal, consulting and audit	2,449,503	505,533	532,207	952,743
Rent	811,683	197,722	188,003	161,508
Salaries and benefits	9,601,437	1,267,171	1,817,419	2,368,600
Transfer and filing fees	617,218	103,915	110,035	90,478
Travel and accommodation	629,756	55,330	114,102	120,257
Other	110,897	-	-	-
Net loss before other items	(17,161,014)	(2,491,962)	(3,143,678)	(4,238,695)

Other items
Investment income	1,150,811	74,611	173,193	415,493
Other income	141,426	26,346	32,560	9,264
Net loss and comprehensive loss	$(15,868,777)	$(2,391,005)	$(2,937,925)	$(3,813,938)

Loss per share, basic and diluted (note 2 (g))		$(0.04)	$(0.06)	$(0.08)

Weighted average number of common shares outstanding, basic and diluted		61,120,045	52,277,997	48,118,320

See notes to the consolidated financial statements

KIMBER RESOURCES INC.

(An exploration stage company)

Consolidated Statement of Shareholders' Equity

(Canadian dollars)

	Shares	Common shares Amount	Contributed surplus	Deficit during the exploration stage	Shareholders’ equity
		Note (2(i))	Note (2(i))
Balance at June 30, 2006	47,114,922	$42,766,942	$1,796,853	$(6,725,909)	$37,837,886
Net loss for the year	-	-	-	(3,813,938)	(3,813,938)
Share issue costs	-	(4,047)	-	-	(4,047)
Stock-based compensation	-	-	527,957	-	527,957
Shares issued on exercise of stock options	742,032	825,013	-	-	825,013
Shares issued on exercise of warrants	1,566,666	2,819,999	-	-	2,819,999
Transfer from contributed surplus on exercise of options		354,425	(354,425)	-	-
Balance at June 30, 2007	49,423,620	46,762,332	1,970,385	(10,539,847)	38,192,870
Net loss for the year	-	-	-	(2,937,925)	(2,937,925)
Shares issued on private placement of common shares and warrants	8,000,000	5,132,712	867,288	-	6,000,000
Share issue costs	-	(86,601)	(14,633)	-	(101,234)
Shares issued on exercise of stock options	-	-	728,939	-	728,939
Exercise of stock options	463,000	213,550	-	-	213,550
Transfer from contributed surplus on exercise of options	-	10,212	(10,212)	-	-
Balance at June 30, 2008	57,886,620	52,032,205	3,541,767	(13,477,772)	42,096,200
Net loss for the year	-	-	-	(2,391,005)	(2,391,005)
Shares issued on private placement of common shares and warrants	4,000,000	4,824,985	175,015	-	5,000,000
Share issue costs	-	(350,804)	(12,724)	-	(363,528)
Stock-based compensation	-	-	428,398	-	428,398
Shares issued on exercise of stock options	200,000	146,000	-	-	146,000
Transfer from contributed surplus on exercise of options	-	101,260	(101,260)	-	-
Balance at June 30, 2009	62,086,620	$56,753,646	$4,031,196	$(15,868,777)	$44,916,065

See notes to the consolidated financial statements

KIMBER RESOURCES INC.

(An exploration stage company)

Consolidated Statements of Cash Flows

(Canadian dollars)

	Cumulative amount since incorporation on March 31, 1995 to June 30, 2009	Years ended June 30,
		2009	2008	2007
Cash (used for) provided by :
Operating Activities
Net loss	$(15,868,777)	$(2,391,005)	$(2,937,925)	$(3,813,938)
Items not involving cash:
Amortization of equipment	161,304	26,069	22,588	28,819
Interest on loan payable	25,000	-	-	-
Loss on disposal of investments	96,404	-	-	-
Stock-based compensation	3,725,715	428,398	728,939	527,957
Gain on sale of equipment	(5,724)	(5,724)	-	-
Gain on settlement of loans payable	(66,547)	-	-	-

Net changes in non-cash working capital items:
Amounts receivable	(928,171)	840	11,962	76,740
Due from related parties	24,272	-	-	-
Prepaid expenses	(111,197)	(30,003)	(23,948)	(10,409)
Accounts payable and accrued liabilities	1,588,984	(3,935)	(254,023)	332,760
Due to related parties	(49,983)	-	(652,012)	652,012
	(11,408,720)	(1,975,360)	(3,104,419)	(2,206,059)
Investing Activities
Redemption of preferred shares	103,596	-	-	-
Purchase of equipment	(1,315,213)	(176,453)	(136,041)	(192,505)
Proceeds on disposal of equipment	14,711	14,711	-	-
Expenditures on unproven mineral right interests	(40,731,616)	(3,152,535)	(5,109,716)	(10,908,759)
	(41,928,522)	(3,314,277)	(5,245,757)	(11,101,264)
Financing Activities
Deferred initial public offering costs	(127,755)	-	-	-
Common shares issued by private placement	55,092,586	5,000,000	6,000,000	-
Common shares issued upon exercise of options	1,184,563	146,000	213,550	825,013
Common shares issued upon exercise of warrants	2,819,999	-	-	2,819,999
Advance on share subscriptions	16,750	-	-	-
Share issuance costs	(2,369,723)	(363,529)	(101,234)	(4,047)
Loans payable	176,398	-	-	-
	56,792,818	4,782,471	6,112,316	3,640,965

Increase (Decrease) in cash and cash equivalents	3,455,576	(507,166)	(2,237,860)	(9,666,358)
Cash and cash equivalents - beginning of period	-	3,962,742	6,200,602	15,866,960
Cash and cash equivalents - end of period	$3,455,576	$3,455,576	$3,962,742	$6,200,602

See notes to the consolidated financial statements

KIMBER RESOURCES INC.

(An exploration stage company)

 Consolidated Schedule of Cash Flows (continued)

 (Canadian dollars)

	Cumulative amount since incorporation on March 31, 1995 to June 30, 2009	Years ended June 30,
		2009	2008	2007
Supplementary financial information

Non-cash investing and financing activities:
Amounts receivable for unproven mineral right interests	$(176,489)	$722,659	$(496,955)	$487,220
Accounts payable for unproven mineral right interests	206,501	(419,260)	406,138	(1,091,637)
Amortization capitalized to unproven mineral right interests	534,213	151,155	139,732	122,803
Transfer of contributed surplus upon exercise of stock options	795,774	101,260	10,212	354,425

Cash and cash equivalents is comprised of:
Cash	456,006	456,006	239,521	1,303,133
Banker’s acceptance notes	-	-	3,723,221	4,897,469
Treasury bills	2,999,570	2,999,570	-	-
	$3,455,576	$3,455,576	$3,962,742	$6,200,602

See notes to the consolidated financial statements

KIMBER RESOURCES INC.

(An exploration stage company)

 Notes to Consolidated Financial Statements

For the Years Ended June 30, 2009, 2008 and 2007

 (Canadian dollars)

1.

NATURE OF OPERATIONS

Kimber Resources Inc. (“Kimber” or the “Company”) is incorporated in British Columbia, Canada, and is involved in the acquisition and exploration of mineral right interests in Mexico.  At the date of these consolidated financial statements, Kimber has not yet determined whether any of its mineral rights contain economically recoverable mineral reserves.  Accordingly, the carrying amount of unproven mineral right interests represents cumulative expenditures incurred to date and does not necessarily reflect present or future values.  The recovery of these costs is dependent upon the discovery of economically recoverable mineral reserves and the ability of Kimber to obtain the necessary financing to complete their exploration and development and to resolve any environmental, regulatory, or other constraints.

Kimber has taken steps to verify title to its mineral right interests in accordance with industry standards for the current stage of exploration of these properties. However, these procedures do not guarantee that title to these rights may not be subject to unregistered prior agreements or other undetected defects.

Kimber does not generate cash flow from operations and accordingly, Kimber will need to raise additional funds through future issuance of securities.  Although Kimber has been successful in raising funds in the past, there can be no assurance Kimber will be able to raise sufficient funds in the future, in which case Kimber may be unable to meet its obligations as they come due in the normal course of business. Kimber has not determined whether any of its properties contain mineral reserves that are economically recoverable. It is not possible to predict whether financing efforts will be successful or if Kimber will attain profitable level of operations. Since inception, Kimber has incurred cumulative losses of $15,868,777 (2008; $13,477,772) and a net loss of $2,391,005 (2008; $2,937,925) for the year ended June 30, 2009.   Should Kimber be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts on the balance sheet.

Kimber will be reviewing cash expenditures on an ongoing basis, and will be seeking to obtain additional financing prior to June 30, 2010. There can be no assurance that Kimber will succeed in obtaining additional financing. In the past, Kimber has been successful at raising funds to continue work on its mining properties. However, there is no certainty that Kimber will be able to raise additional funding on reasonable terms if at all, in which case the property may be joint ventured, sold, abandoned or the outstanding agreements renegotiated.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)

Basis of Presentation

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”). Material measurement and disclosure differences between Canadian GAAP and United States GAAP are disclosed in note 15.

These consolidated financial statements include the accounts of Kimber, and its wholly owned Mexican subsidiaries, Minera Monterde, S. de R.L de C.V.,  Minera Pericones, S.A. de C.V. and Kimber Resources de Mexico, S.A. de C.V. Intercompany balances and transactions are eliminated on consolidation.

Variable Interest Entities (“VIEs”), which include, but are not limited to, special purpose entities, trusts, partnerships, and other legal structures, as defined by the Accounting Standards Board in Accounting Guideline (“AcG”) 15, “Consolidation of Variable Interest Entities” (“AcG 15”), are entities in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities’ expected losses and/or expected residual returns. The Company has not identified any VIEs in which Kimber has an interest at June 30, 2009.

KIMBER RESOURCES INC.

(An exploration stage company)

 Notes to Consolidated Financial Statements

For the Years Ended June 30, 2009, 2008 and 2007

 (Canadian dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

b)

Measurement Uncertainties

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

c)

Cash Equivalents

Banker’s acceptances and Government of Canada Treasury bills maturing within 90 days of the original date of acquisition are considered to be cash equivalents.

d)

Equipment

Equipment is carried at cost less accumulated amortization.  Amortization is provided over the estimated useful life of the equipment using the declining balance method at an annual rate of 20% for office fixtures and equipment; 30% for computer equipment, 25% for camp vehicles; 100% for computer software, and 10% for camp and equipment.

Equipment is assessed for impairment when events and circumstances warrant. The carrying value of equipment is impaired when the carrying amount exceeds the fair value. In that event, the amount by which the carrying value of impaired equipment exceeds its discounted estimated future cash flows is charged to results from operations.

e)

Unproven Mineral Right Interests

Mineral right acquisition costs, exploration and direct field costs are deferred until the rights to which they relate are placed into production, at which time these deferred costs will be amortized over the estimated useful life of the rights upon commissioning the property, or written-off if the rights are disposed of or abandoned. Administration costs and other exploration costs that do not relate to a specific mineral right are expensed as incurred.

Costs include the cash consideration and the fair value of shares issued on the acquisition of mineral rights.  Rights acquired under option or joint venture agreements, whereby payments are made at the sole discretion of Kimber, are recorded in the accounts when the payments are made.  Proceeds from property option payments received by Kimber are netted against the deferred costs of the related mineral rights, with any excess being included in operations. No option payments were received during the years ended June 30, 2009, or June 30, 2008.

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

KIMBER RESOURCES INC.

(An exploration stage company)

 Notes to Consolidated Financial Statements

For the Years Ended June 30, 2009, 2008 and 2007

 (Canadian dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

f)

Translation of Foreign Currencies

Kimber’s functional and reporting currency is the Canadian dollar. Kimber’s wholly owned Mexican subsidiaries are integrated foreign operations and are translated into Canadian dollars using the temporal method.  For Kimber and its subsidiaries, Kimber translates monetary items at the rate of exchange in effect at the balance sheet date.  Non-monetary items are translated at average rates in effect during the period in which they were acquired.  Expenses are translated at average rates in effect during the period except for amortization, which is translated using historical rates.  Gains and losses resulting from the fluctuations in foreign exchange rates are included in results from operations.

g)

Loss Per Share

Basic loss per share is computed based upon the weighted average number of common shares outstanding during the year.  Diluted earnings per share is disclosed when the exercise or issuance of securities such as stock options and warrants would have a dilutive effect on loss per share.  Kimber has a loss per share and accordingly basic and diluted loss per share are the same.

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

i)   Valuation of Warrants

During the year ended June 30, 2009, Kimber reviewed its accounting policy with respect to warrants and determined that the following policy is preferable and provides more reliable and relevant information. Kimber adopted a policy of allocating a value, based on fair value, to warrants issued. Warrants issued in conjunction with equity or debt instruments are valued on a relative fair value basis using the Black-Scholes option pricing model. Previously, no value had been attributed to warrants issued with other equity instruments. Kimber has applied this change on a retrospective basis with restatement of prior year financial statements. As a result of this change, Kimber allocated $867,288, on a relative fair value basis, to the warrants issued in the year ended June 30, 2008.

j)

Income Taxes

Kimber uses the liability method of accounting for income taxes. Future income tax assets and liabilities are recognized for the income tax consequences attributable to differences between their carrying amounts in the financial statements and their tax bases and tax loss carryforwards. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to be in effect when the temporary differences are likely to be reversed or settled.  The effect of a change in income tax rates on future income tax assets and liabilities is recognized in income in the period that the change occurs.  Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.  Kimber has taken a full valuation allowance against all of its potential future income tax assets.

KIMBER RESOURCES INC.

(An exploration stage company)

 Notes to Consolidated Financial Statements

For the Years Ended June 30, 2009, 2008 and 2007

 (Canadian dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

k)

Asset Retirement Obligations

Asset retirement obligations are legal obligations associated with the retirement of a long-lived asset that results from the acquisition, development or operation of that long-lived asset. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset.  Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow.  As at June 30, 2009 and 2008, Kimber did not have any material asset retirement obligations.

l)

Financial Instruments

Kimber’s financial instruments consist of cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities. The carrying value of these instruments approximates their fair value due to the short term to maturity.

Financial instruments that potentially subject Kimber to significant credit risk are cash and cash equivalents and amounts receivable. The maximum potential loss on all financial instruments is equal to the carrying value of these items.

Kimber carries on business operations in Mexico and is exposed to foreign exchange risk due to fluctuations in the relative values of the Canadian dollar, the Mexican peso and the United States dollar.  Kimber currently does not hedge its exposure to foreign exchange movements.

Transaction costs associated with held-for-trading financial instruments instruments are expensed as incurred, while transaction costs associated with all other financial instruments are included in the initial carrying amount of the instrument.

m)

Adoption of New Accounting Standards

Effective July 1, 2008, Kimber adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”):

i)

Capital Disclosures

Section 1535, “Capital Disclosures”, requires additional disclosures about Kimber’s capital and how it is managed. The additional disclosure includes information regarding Kimber’s objectives, policies and processes for managing capital, and whether there are any externally imposed capital requirements and the implications of any non-compliance. The new disclosures are provided in Note 10.

ii)

Financial Instruments – Disclosures and Presentation

Section 3862, “Financial Instruments – Disclosures”, and Section 3863, “Financial Instruments – Presentation”, replace Section 3861, “Financial Instruments – Disclosure and Presentation”. The new Sections require disclosures of both qualitative and quantitative information on the nature and extent of risks arising from financial instruments to which Kimber is exposed and how it manages those risks. The new disclosures are provided in Notes 11 and 12.

KIMBER RESOURCES INC.

(An exploration stage company)

 Notes to Consolidated Financial Statements

For the Years Ended June 30, 2009, 2008 and 2007

 (Canadian dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

m)

Adoption of new accounting standards (continued)

iii)

Assessing going concern

Effective July 1, 2008, Kimber adopted the amended CICA Handbook Section 1400, “General Standards of Financial Statement Presentation”. This amended Section includes requirements for management to assess and disclose an entity’s ability to continue as a going concern, and if applicable, management’s plans to address any going concern issues. The adoption of this standard had no material impact on Kimber’s financial statements.

iv)

Mining exploration costs

In March 2009 the Company adopted CICA issued Emerging Issues Committee Abstract 174 – Mining Exploration Costs which amends EIC-126 - Accounting by Mining Enterprises for Exploration Costs, to provide additional guidance for mining exploration enterprises on the accounting for capitalization of exploration costs and when an impairment test of these costs are required. EIC – 126 has been withdrawn. Adoption of EIC 174 did not have a significant impact on the Company’s consolidated financial statements.

n)

Recent accounting pronouncements

i)

CICA Handbook Section 3064, “Goodwill and Intangible Assets”

In February 2008, the CICA issued new CICA Handbook Section 3064, “Goodwill and Intangible Assets”, replacing CICA 3062, “Goodwill and Other Intangible Assets”, and CICA 3450, “Research and Development Costs”. Collectively, these changes bring Canadian practice closer to International Financial Reporting Standards (“IFRS”) and U.S. GAAP. The effective date of adopting this standard for Kimber is July 1, 2009. The impact of implementation of these standards will not have a material impact on Kimber’s consolidated financial statements.

ii)

CICA Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non Controlling Interests”.

In January 2009, the CICA issued Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non Controlling Interests” to replace Section 1581 and Section 1600. These sections shall be applied prospectively to business combinations on or after the beginning of the first annual reporting period beginning after January 1, 2011 with earlier application permitted. Effective July 1, 2011, Kimber will adopt the new handbook sections, which establish updated standards on the recognition, measurement criteria and presentation for acquisitions, the accounting for assets and liabilities assumed and non-controlling interests. The impact of implementation of these standards will not have a material impact on Kimber’s consolidated financial statements.

KIMBER RESOURCES INC.

(An exploration stage company)

 Notes to Consolidated Financial Statements

For the Years Ended June 30, 2009, 2008 and 2007

 (Canadian dollars)

3.

UNPROVEN MINERAL RIGHT INTERESTS

Kimber’s mineral rights are located in the States of Chihuahua and Estado de Mexico, Mexico.

During the year ended June 30, 2009 Kimber capitalized $3,608,089 of costs to unproven mineral right interests (2008 - $5,158,631).

Monterde Property

The Monterde Property consists of the Monterde concessions, the contiguous El Coronel concessions and staked concessions. The entire Monterde Property is comprised of 34 mineral concessions totaling 29,266 hectares in the Sierra Madre in the State of Chihuahua, Mexico.

Monterde concessions

Kimber owns a 100% interest in the Monterde concessions having acquired the concessions by payment of total consideration of $1,398,527 (US$1,054,900).

El Coronel concessions

Kimber owns a 100% interest in the El Coronel mineral concessions by having made total payments of  $1,206,958 (US$1,000,000).

Staked concessions

Kimber has a 100% interest in concessions that were staked adjacent to the Monterde concessions and El Coronel concessions.  There are no payment obligations for these staked concessions aside from semi annual taxes.

Setago Property

The Setago Property has a property area of 10,069 hectares and lies approximately 24 kilometres to the west of the Monterde Property. Kimber staked one exploration concession in 2006 and two exploration concessions during the year ended June 30, 2008. The property requires no further payments other than for semi annual taxes.

Pericones Property

Kimber owns Pericones, a property in Estado de Mexico, covering a total area of 11,890 hectares. Mapping and sampling commenced on the Pericones property during the year ended June 30, 2008 and is still in progress. The property requires no payments other than for semi annual taxes.

KIMBER RESOURCES INC.

(An exploration stage company)

 Notes to Consolidated Financial Statements

For the Years Ended June 30, 2009, 2008 and 2007

 (Canadian dollars)

4.

AMOUNTS RECEIVABLE

Amounts receivable at June 30, 2009 are comprised primarily of IVA tax credits refundable from the Government of Mexico and other amounts as shown below.

The IVA Tax is 15% of expenditures in Mexico. Kimber has been receiving IVA refunds on an ongoing basis, and expects to continue to recover outstanding amounts.

	2009	2008

Deposit	$-	$254,025
IVA tax receivable	136,173	591,880
Net GST receivable	14,486	15,326
Other receivables	40,316	53,243
	$190,975	$914,474

5.

EQUIPMENT

		2009
	Cost	Accumulated	Net book
		Amortization	value

Camp and equipment	$503,541	$165,326	$338,215
Camp vehicles	277,021	160,285	116,736
Computer equipment	211,763	113,263	98,500
Computer software	69,711	60,392	9,319
Office fixtures and equipment	77,699	32,276	45,423
	$1,139,735	$531,542	$608,193

		2008
	Cost	Accumulated	Net book
		Amortization	value

Camp and equipment	$495,857	$127,495	$368,362
Camp vehicles	242,813	128,790	114,023
Computer equipment	164,659	86,531	78,128
Computer software	63,406	51,535	11,871
Office fixtures and equipment	70,084	24,517	45,567
	$1,036,819	$418,868	$617,951

KIMBER RESOURCES INC.

(An exploration stage company)

 Notes to Consolidated Financial Statements

For the Years Ended June 30, 2009, 2008 and 2007

 (Canadian dollars)

6.

SEGMENTED INFORMATION

Kimber operates in one operating segment which is mineral exploration.

	2009	2008
Assets by geographic segment, at cost
Canada
Current assets	$3,515,516	$3,984,695
Equipment	82,299	83,957
	3,597,815	4,068,652
Mexico
Current assets	242,232	973,715
Equipment	525,894	533,994
Unproven mineral right interests	40,943,685	37,335,596
	41,711,811	38,843,305
	$45,309,626	$42,911,957

7.

SHARE CAPITAL AND RELATED INFORMATION

a)

Warrants

	# of Warrants	Weighted Average Exercise Price	Expiry Date

Balance – June 30, 2006	1,566,666	$1.80	February 26, 2007
Exercised	(1,566,666)	$1.80
Balance – June 30, 2007	-	-	-
Issued	4,000,000	$1.25	March 11, 2010
Balance – June 30, 2008	4,000,000	$1.25
Issued (note 7 (c))	2,000,000	$1.80	September 24, 2010
Balance – June 30, 2009	6,000,000	$1.43

b)

Stock Options

On December 12, 2007, the shareholders of Kimber approved the adoption of a new 2007 Stock Option Plan that allows for the grant of stock options up to 10% of the issued and outstanding common shares from time to time, less the number of stock options outstanding under Kimber’s former 2002 Stock Option Plan.

The exercise price is generally set at the closing price on the last trading date preceding the date of their grant and vests in accordance with the determination of the Board of Directors, generally 1/3 on the date of grant and an additional 1/3 at the end of each nine month period thereafter.

The weighted average grant date fair value of options granted during the year ended June 30, 2009 was $0.35 (June 30, 2008; $0.34, June 30, 2007; $0.95).

KIMBER RESOURCES INC.

(An exploration stage company)

 Notes to Consolidated Financial Statements

For the Years Ended June 30, 2009, 2008 and 2007

 (Canadian dollars)

7.

SHARE CAPITAL AND RELATED INFORMATION (continued)

b)

Stock Options (continued)

Summary of stock option activity:

	2009		2008		2007
	Options Outstanding	Weighted average exercise price	Options Outstanding	Weighted average exercise price	Options Outstanding	Weighted average exercise price

Balance, beginning of year	3,132,000	$1.44	2,695,000	$1.66	3,402,800	$1.21
Granted	1,370,000	0.65	1,365,000	0.81	1,125,000	2.24
Exercised	(200,000)	0.73	(463,000)	0.46	(742,032)	1.11
Forfeited	(205,000)	1.97	(465,000)	1.85	(1,090,768)	1.23
Expired	(75,000)	2.05	-		-
Balance, end of year	4,022,000	$1.16	3,132,000	$1.44	2,695,000	$1.66

Exercisable, end of year	2,907,000	$1.35	2,220,333	$1.61	2,061,666	$1.48

The total intrinsic value of options exercised during the years ended June 30, 2009, 2008 and 2007 was $104,000, $405,230 and $848,296.

As at June 30, 2009 options vested and expected to vest totaled 4,022,000 (June 30, 2008; 3,132,000 and June 30, 2007; 2,695,000) and had an aggregate intrinsic value of $nil (June30, 2008; $1,289,420 and June 30, 2007; $609,600).

As at June 30, 2009 options exercisable totaled 2,907,000 (June 30, 2008; 2,220,333 and June 30, 2007; 2,061,666) and had an aggregate intrinsic value of $nil (June30, 2008; $678,287 and June 30, 2007; $609,600).

Stock options outstanding and exercisable at June 30, 2009 are as follows:

Exercise price	Number outstanding	Number exercisable	Expiry date

$2.14	355,000	355,000	October 2009
1.80	25,000	25,000	December 2009
1.65	160,000	160,000	September 2010
1.50	50,000	50,000	December 2010
2.40	150,000	150,000	July 2011
2.59	100,000	100,000	November 2011
2.67	50,000	50,000	December 2011
1.95	410,000	410,000	April 2012
0.85	52,000	52,000	September 2012
0.86	400,000	400,000	September 2012
0.78	400,000	400,000	November 2012
0.79	500,000	333,333	February 2013
0.65	1,370,000	421,667	January 2014
	4,022,000	2,907,000
Weighted average exercise price	1.16	1.35

KIMBER RESOURCES INC.

(An exploration stage company)

 Notes to Consolidated Financial Statements

For the Years Ended June 30, 2009, 2008 and 2007

 (Canadian dollars)

7.

SHARE CAPITAL AND RELATED INFORMATION (continued)

c)

Private Placements

i)

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

Kimber allocated $867,288 to contributed surplus related to the value of the warrants which were issued as part of the private placement completed in March 2008 (Note 2(i)). The value of the warrants was calculated using the Black-Scholes method with the following assumptions, risk free interest rate 2.63%, expected share price volatility 65%, expected life of warrant two years.

ii)

On September 24, 2008, Kimber closed a non-brokered private placement of 4,000,000 units raising gross proceeds of $5 million. Each unit was priced at $1.25 and consisted of one common share plus one half of one non-transferable common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share at a price of $1.80 per warrant for a period of 24 months from the date on which the units were issued. Finder’s fees of seven per cent of certain of the proceeds were paid, totaling $332,500.

Kimber allocated $175,015 to contributed surplus related to the value of the warrants which were issued as part of the private placement completed in September 2008. The value of the warrants was calculated using the Black-Scholes method with the following assumptions, risk free interest rate 2.93%, expected share price volatility 35%, expected life of warrant two years.

8.

STOCK-BASED COMPENSATION

The weighted average fair value of stock options granted is discussed below and estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

The expected life of options granted is derived from historical data on employee exercise and post-vesting employment termination behaviour. Expected volatility is based on the historical volatility of Kimber’s stock.

	2009	2008	2007
Risk-free interest rate	1.11%	4.16%	3.80%
Estimated share price volatility	72%	58%	59%
Expected lives	3 years	3 years	3 years

Stock based compensation expense for the year ended June 30, 2009 was $428,398 (2008: $728,939; 2007: $527,957) and has been included in salaries and benefits for those periods.

The weighted average fair value of options granted during the year ended June 30, 2009 was $0.31 (June 30, 2008; $0.34, June 30, 2007; $0.95).

For stock options granted and not vested, compensation expense is recognizable in future periods as follows:

June 30, 2010	$183,996
June 30, 2011	14,557
$198,553

KIMBER RESOURCES INC.

(An exploration stage company)

 Notes to Consolidated Financial Statements

For the Years Ended June 30, 2009, 2008 and 2007

 (Canadian dollars)

9.

RELATED PARTY TRANSACTIONS

Unless otherwise stated, related party transactions are measured at the exchange amount, being the amount of consideration established and agreed to by the related parties. Amounts due to or from related parties are unsecured, non-interest bearing and are due on demand.

a)

Under settlement agreements dated April 26, 2007, Kimber settled all claims which Robert V. Longe, former President, CEO and Director, and Michael E. Hoole, former VP and Secretary, may have with respect to Change of Control Agreements with each of them dated January 13, 2004. Pursuant to the settlement agreement with Mr. Longe, Kimber agreed to pay him $339,657 plus unused vacation upon retirement on or before October 31, 2007.  Mr. Longe subsequently retired on October 31, 2007. On December 14, 2007, Kimber paid Mr. Longe $170,000 plus unused vacation. The balance of $169,657 was paid to Mr. Longe on March 17, 2008.

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

b)

During the year ended June 30, 2008, fees of $178,502 were paid to J.B. Engineering Ltd. Mr. Richards, a principal of J.B. Engineering Ltd., was an officer of Kimber until his resignation on January 31, 2008.

10.

CAPITAL MANAGEMENT

The capital structure of Kimber consists of equity attributable to common shareholders comprising of issued capital, contributed surplus and deficit. Total capital as at June 30, 2009 was $44,916,065 (June 30, 2008; $42,096,200). Kimber has no externally imposed capital requirements.

Kimber’s objectives when managing capital are to ensure there are adequate capital resources to safeguard Kimber’s ability to continue as a going concern, maintain adequate levels of funding to support the acquisition, exploration and development of mineral properties, maintain investor, creditor and market confidence to sustain future development of the business, and provide returns to shareholders and benefits for other stakeholders.

11.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Kimber has designated its cash and cash equivalents as held for trading, which are measured at fair value. Amounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost. The carrying values of these financial instruments approximate fair values due to the short-term nature of these instruments.

KIMBER RESOURCES INC.

(An exploration stage company)

 Notes to Consolidated Financial Statements

For the Years Ended June 30, 2009, 2008 and 2007

 (Canadian dollars)

12.

FINANCIAL RISK EXPOSURE AND RISK MANAGEMENT

Kimber is exposed in varying degrees to a number of risks arising from financial instruments. Management’s close involvement in the operations allows for the identification of risks and variances from expectations. Kimber does not participate in the use of financial instruments to mitigate these risks and has no designated hedging transactions.

The types of risk exposures and the way in which such exposures are managed are as follows:

a)

Concentration Risk

Concentration risks exist in cash and cash equivalents because significant balances are maintained with one financial institution. As at March 31, 2009, over 96% of cash and cash equivalents were invested in Canadian Government Treasury Bills with maturities of less than 90 days.

b)

Credit Risk

Credit risk primarily arises from Kimber’s cash and cash equivalents and amounts receivable. The risk exposure is limited to their carrying amounts at the balance sheet date. Cash and cash equivalents are held as cash deposits or invested in Treasury Bills with various maturity dates. Kimber does not invest in asset-backed securities and does not expect any credit losses. Kimber periodically assesses the quality of its deposits.

Amounts receivable consists primarily of paid value added tax recoverable (“IVA”) from the Mexican Government for Mexican expenditures. Kimber regularly reviews the collectability of its amounts receivable.

c)

Liquidity Risk:

Liquidity risk is the risk that Kimber may not be able to meet its financial obligations as they become due. Kimber ensures that there is sufficient cash and cash equivalents to meet its business requirements on a timely basis. Kimber prepares quarterly budgets which are approved by the Board of Directors and also prepares cash flow forecasts on a quarterly basis.

The following table details Kimber’s expected remaining contractual maturities for its financial liabilities.  The table is based on the undiscounted cash flows of financial liabilities based on the earliest date on which Kimber can be required to satisfy the liabilities.

	Less than 1 month	1-3 months	Total
At June 30, 2009
Accounts payable	228,561	-	228,561
Accrued liabilities	-	165,000	165,000

At June, 2008
Accounts payable	739,757	-	739,757
Accrued liabilities	-	76,000	76,000

KIMBER RESOURCES INC.

(An exploration stage company)

 Notes to Consolidated Financial Statements

For the Years Ended June 30, 2009, 2008 and 2007

 (Canadian dollars)

12.

FINANCIAL RISK EXPOSURE AND RISK MANAGEMENT (continued)

d)

Currency Risk

The operating results and financial position of Kimber are reported in Canadian dollars. Certain of Kimber’s financial instruments and transactions are denominated in currencies other than the Canadian dollar. The results of Kimber’s operations are subject to currency transaction and translation risk.

Kimber’s exploration and some administration costs are in Mexico and are denominated in Mexican pesos or US dollars. The fluctuation of the US dollar and Mexican peso in relation to the Canadian dollar will consequently impact Kimber’s operating results and may affect the value of Kimber’s assets and the amount of the shareholders’ equity.

The majority (97%, 2008; 93%) of Kimber’s monetary assets are held in Canadian dollars. Kimber’s sensitivity to a 5% change in the US dollar and Mexican peso is indicated in the following table.

	2009	2008
Change in Loss
United States dollars	$1,173	$3,824
Mexican pesos	$16,943	$2,792

13.

INCOME TAXES

Future income tax assets and liabilities of Kimber as at June 30, 2009 and 2008 are as follows:

	2009	2008
Future income tax assets

Losses carried forward	$13,483,000	$12,806,000
Share issue costs	121,000	107,000
Other	31,000	28,000
	13,635,000	12,941,000
Future income tax liability

Unproven mineral property right interests	$(8,272,000)	$(8,443,000)

	5,363,000	4,498,000
Valuation allowance	(5,363,000)	(4,498,000)

Net future income tax assets	$-	$-

KIMBER RESOURCES INC.

(An exploration stage company)

 Notes to Consolidated Financial Statements

For the Years Ended June 30, 2009, 2008 and 2007

 (Canadian dollars)

13.

INCOME TAXES (continued)

The recovery of income taxes shown in the consolidated statements of operations and deficit differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:

	2009	2008
Income tax rate reconciliation

Combined federal and provincial income tax rate	30.25%	32.81%

Expected income tax recovery	$(723,000)	$(964,000)
Effect of:
Change in tax rates	152,000	515,000
Change in estimated loss carry forwards	(578,000)	(2,910,000)
Non deductible expenses and other	284,000	460,000
Change in valuation allowance	865,000	2,899,000

Actual income tax recovery	$-	$-

At June 30, 2009, Kimber had non-capital losses of approximately $12,386,000 in Canada (which expire between 2010 and 2029) and $37,093,000 in Mexico (which expire between 2010 and 2019) available to reduce taxable income earned during future years.  The potential future tax benefits relating to these amounts have not been reflected in the financial statements as their utilization is currently not considered more likely than not of realization.

During 2009 and 2008, Kimber did not recognize any accrued interest or penalties related to unrecognized tax benefits within the statement of operations or balance sheet.

Kimber is subject to taxes in Canada and Mexico. The tax years of Canadian and Mexican tax jurisdictions which remain subject to examination as at June 30, 2009 are as follows:

Canada

2006 to 2009

Mexico

2000 to 2009

14.

COMMITMENTS AND CONTINGENCIES

Operating Lease

Kimber leases its premises in Vancouver under an operating lease which expires in the fiscal year ending June 30, 2011.  Kimber is obligated to make the following basic rent payments under its operating lease in each of the fiscal years ending:

June 30, 2010	$87,872
June 30, 2011	53,500
$141,372

In addition, Kimber has the obligation to pay its proportionate share of operating costs and taxes for the building. During the year ended June 30, 2009, Kimber expensed $197,722 in relation to this operating lease. (June 30, 2008; $188,003, June 30, 2007; $161,508).

KIMBER RESOURCES INC.

(An exploration stage company)

 Notes to Consolidated Financial Statements

For the Years Ended June 30, 2009, 2008 and 2007

 (Canadian dollars)

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP).  A description of United States generally accepted accounting principles and practices (collectively US GAAP) that result in material measurement and disclosure differences from Canadian GAAP are as follows:

a)

The effect of the differences between Canadian GAAP and US GAAP on the significant captions on Kimber’s balance sheets, statements of operations and comprehensive income and statements of cash flows is summarized as follows.

		For the years ended June 30,
		Inception to June 30, 2009	2009	2008	2007

(i)	Operations
	Net loss - Canadian GAAP	$(15,868,777)	$(2,391,005)	$(2,937,925)	$(3,813,938)
	Unproven Mineral Right Interests expensed
	under U.S. GAAP (b)	(38,046,153)	(3,526,492)	(5,095,641)	(9,919,560)
	Net loss and comprehensive loss - U.S. GAAP	$(53,914,930)	$(5,917,497)	$(8,033,566)	$(13,733,498)
	Net loss per share, basic and diluted - U.S.
	GAAP		$0.10	$0.15	$0.29

(ii)	Deficit
	Closing deficit - Canadian GAAP	$(15,868,777)	$(15,868,777)	$(13,477,772)	$(10,539,847)
	Adjustment to deficit for accumulated
	Unproven Mineral Right Interests expensed
	under U.S GAAP (b)	(38,046,153)	(38,046,153)	(34,519,661)	(29,424,020)
	Closing deficit - U.S. GAAP	$(53,914,930)	$(53,914,930)	$(47,997,433)	$(39,963,867)

(iii) Cash Flows – Operating Activities
	Cash applied to operations - Canadian GAAP	$(11,408,720)	$(1,975,360)	$(3,104,419)	$(2,206,059)
	Add net loss - Canadian GAAP	15,868,777	2,391,005	2,937,925	(( 3,813,938
	Less net loss - U.S. GAAP	(53,914,930)	(5,917,497)	(8,033,566)	(13,733,498)
	Cash applied to operations - U.S. GAAP	$(49,454,873)	$(5,501,852)	$(8,200,060)	$(12,125,619)

(iv)	Cash Flows – Investing Activities
	Cash applied - Canadian GAAP	$(41,928,522)	$(3,314,277)	$(5,245,757)	$(11,101,264)
	Add Unproven Mineral Right Interests
	expensed - U.S. GAAP	38,046,153	3,526,492	5,095,641	9,919,560
	Cash applied under U.S. GAAP	$(3,882,369)	$212,215	$(150,116)	$(1,181,704)

In addition, as at June 30, 2009 and 2008, unproven mineral right interests would have been $2,897,532 and $2,815,935 respectively.

KIMBER RESOURCES INC.

(An exploration stage company)

 Notes to Consolidated Financial Statements

For the Years Ended June 30, 2009, 2008 and 2007

 (Canadian dollars)

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

The components of shareholders equity under US GAPP would be as follows:

	2009	2008	2007
Shareholders’ Equity
Common shares	$56,753,646	$52,032,205	$46,762,332
Additional paid-in capital	4,031,196	3,541,767	1,970,385
Deficit	(53,914,930)	(47,997,443)	(39,963,867)
Total shareholders’ equity	$6,869,912	$7,576,529	$8,768,850

b)

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

Under US GAAP, expenditures incurred to acquire an interest in a mineral property or concessions are capitalized.  However, all exploration expenditures are expensed. Accordingly, as at June 30, 2009, 2008 and 2007, unproven mineral right interests would have been reduced by $38,046,153, $34,519,661, and $29,424,020 respectively and for the years ended June 30, 2009, 2008 and 2007 exploration expenses and net loss would have increased by $3,526,492, $5,095,641, and $9,919,560 respectively.

Under US GAAP proceeds from property option payments would be included in other income. Since no option payments have been received during the reporting period, there is no difference to report between Canadian and US GAAP.

For Canadian GAAP, cash flows relating to mineral property costs are reported as investing activities. For US GAAP, these costs would be characterized as operating activities.

c)

Share Units

In 2009, under Canadian GAAP, Kimber adopted the policy of allocating the proceeds on issuance of units consisting of common shares and warrants to each component on a relative fair value basis (Note 2(i)). As a result of this change in policy, there is no longer a difference between Canadian and US GAAP with respect to share units. Upon adoption of this policy for Canadian GAAP purposes, Kimber determined that the relative fair value of warrants issued as part of the private placement in March 2008 was $867,288, which is the amount recorded for US GAAP purposes.

KIMBER RESOURCES INC.

(An exploration stage company)

 Notes to Consolidated Financial Statements

For the Years Ended June 30, 2009, 2008 and 2007

 (Canadian dollars)

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

d)

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

e)

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

f)

Adoption of New Accounting Pronouncements

Kimber adopted Financial Accounting Standards Board’s (FASB) Statement of Financial Accounting Standards (FAS) No. 157, Fair Value Measurement which established a framework for determining fair value measurements that are already required or permitted under current accounting standards and to expand disclosures about fair value measurements.  Kimber adopted this standard in its 2009 fiscal year with no material impact to the consolidated financial statements.

Kimber adopted FAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities.  This statement permits entities the option to measure financial instruments at fair value (fair value option) thereby achieving an offsetting effect for accounting purposes for certain changes in fair value of certain related assets and liabilities without having to apply hedge accounting.  Kimber adopted this standard in its 2009 fiscal year; however, the Company did not elect to apply this option to any of its financial instruments.

KIMBER RESOURCES INC.

(An exploration stage company)

 Notes to Consolidated Financial Statements

For the Years Ended June 30, 2009, 2008 and 2007

 (Canadian dollars)

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

f)

Adoption of New Accounting Pronouncements (continued)

Kimber adopted FAS No. 165, Subsequent Events (“FAS 165”).  FAS 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued.  It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for selecting that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. Kimber adopted this standard in its 2009 fiscal year with no material impact to the consolidated financial statements.

Kimber adopted FAS No. 162, The Hierarchy of Generally Accepted Accounting Principles. This Statement is effective November 13, 2008 and adopted a hierarchy of authoritative accounting guidance (Replaced by FAS 168 issued July 1, 2009). The adoption of this Statement did not have a material impact on the consolidated financial statements.

FSP No. FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments, provides guidance on the recognition and presentation of other-than-temporary impairments of debt securities classified as available-for-sale and held-to-maturity.  It also expands and increases the frequency of disclosures about other-than-temporary impairments in both debt and equity securities within the scope of FAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, and FSP No. FAS 115-1/FAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.  FSP No. FAS 115-2 and FAS 124-2 is effective prospectively for interim and annual reporting periods ending after June 15, 2009. The adoption of this Statement did not have a material impact on the consolidated financial statements.

Kimber adopted EITF Issue No. 07-5, Determining Whether an Instrument (or embedded Feature) is Indexed to an Entity’s Own Stock.  The standard provides guidance on when certain contingent and other adjustment features in equity-linked financial instruments are indexed solely to an entity’s own stock.  Such adjustment features also include strike prices which are denominated in a foreign currency.  The adoption of this Statement did not have a material impact on the consolidated financial statements.

g)

Recently Issued Accounting Pronouncements

In March 2008, the FASB issued FAS No. 161, Disclosures About Derivative Instruments and Hedging Activities-an amendment of FASB Statement No. 133 (FAS No. 161), which amends FAS No. 133, Accounting for Derivative Instruments and Hedging Activities, by requiring expanded disclosures about a company’s derivative instruments and hedging activities, including increased qualitative, and credit-risk disclosures, but does not change the scope or accounting of FAS No. 133.  FAS No. 161 also amends FAS No. 107, Disclosures about Fair Value of Financial Instruments, to clarify that derivative instruments are subject to the concentration-of-credit-risk disclosures of FAS No. 107.  FAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early adoption permitted. The effect of the adoption of this Statement to Kimber’s results of operations or financial position is still being determined.

KIMBER RESOURCES INC.

(An exploration stage company)

 Notes to Consolidated Financial Statements

For the Years Ended June 30, 2009, 2008 and 2007

 (Canadian dollars)

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

g)

Recently Issued Accounting Pronouncements (continued)

In December 2007, the FASB issued FAS No. 160, Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No. 51 (FAS No. 160).  FAS No. 160 amends Accounting Research Bulletin (ARB) 51 to establish accounting and reporting standards for the noncontrolling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary.  It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements.  FAS No. 160 also requires consolidated net income and comprehensive income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest on the face of the consolidated statement of income.  Under FAS No. 160, the accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation must be accounted for as equity transactions for the difference between the parent’s carrying value and the cash exchanged in the transaction.  The Company will adopt FAS No. 160 commencing July 1, 2009 and does not expect that the standard will have a material impact on the consolidated financial statements.

In December 2007, FASB issued FAS No. 141 (revised 2007), Business Combinations (FAS No. 141 (R)). FAS No. 141 (R) requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions.  This Statement also requires that the acquirer in a business combination achieved in stages to recognize the identifiable assets and liabilities, as well as the non-controlling interest in the acquiree, at the full amounts of assets and liabilities as if they had occurred on the acquisition date.  In addition, FAS No. 141 (R) requires that all acquisition related costs be expensed as incurred, rather than capitalized as part of the purchase price and those restructuring costs that an acquirer expected, but was not obligated to incur, to be recognized separately from the business combination.  FAS No. 141 (R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.  The Company will adopt FAS No. 141(R) commencing July 1, 2009 and does not expect that the standard will have a material impact on the consolidated financial statements.

In February 2008, the FASB issued FASB Staff Position (FSP 157-2) which delayed the effective date of FAS No. 157, Fair Value Measurements, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).  For purposes of applying this FSP, nonfinancial assets and nonfinancial liabilities would include all assets and liabilities other than those meeting the definition of a financial asset or financial liability as defined in paragraph 6 of FAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities.  The Company will adopt the remaining aspects of FAS 157 previously deferred commencing July 1, 2009 and does not expect that the standard will have a material impact on the consolidated financial statements.

In June 2009, FASB issued FAS 168, The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162.  FAS 168 identifies the source of authoritative U.S. generally accepted accounting principles (GAAP) recognized by the FASB to be applied by nongovernmental entities.  On the effective date of this Statement, the Codification will supersede all then-existing non-SEC accounting and reporting standards.  All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative.  This statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009.  The Company is currently assessing the potential impacts, if any, on its consolidated financial statements.

KIMBER RESOURCES INC.

(An exploration stage company)

 Notes to Consolidated Financial Statements

For the Years Ended June 30, 2009, 2008 and 2007

 (Canadian dollars)

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

g)

Recently Issued Accounting Pronouncements (continued)

In June 2009, FASB issued FAS 167, Amendments to FASB Interpretation No. 46(R) (“FAS 167”). FAS 167 eliminates FASB Interpretation 46(R)’s exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. FAS 167 also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying FASB Interpretation 46(R)’s provisions. FAS 167 is effective for fiscal years beginning after November 15, 2009, and for interim periods within that first period, with earlier adoption prohibited. The Company is currently assessing the potential impacts, if any, on its consolidated financial statements.

KIMBER RESOURCES INC.

(An exploration stage company)

  Consolidated Schedule of Unproven Mineral Right Interests (note 3)

 (Canadian dollars)

	June 30, 2009	Additions	June 30, 2008	Additions	June 30, 2007
MEXICO
Monterde Property
Acquisition	$2,846,879	$65,380	$2,781,499	$43,454	$2,738,045
Exploration
Amortization	534,213	149,662	384,551	139,732	244,819
Assays	3,785,356	263,632	3,521,724	137,017	3,384,707
Drilling	13,130,339	106,617	13,023,722	1,506,892	11,516,830
Engineering	2,131,606	332,323	1,799,283	245,511	1,553,772
Environmental study	1,319,755	45,163	1,274,592	115,712	1,158,880
Field, office	1,073,519	336,190	737,329	185,445	551,884
Geological, geophysical	6,491,735	1,151,303	5,340,432	1,314,680	4,025,752
Legal	671,382	133,097	538,285	118,570	419,715
Maps, reports, reproductions	1,035,066	101,464	933,602	179,113	754,489
Metallurgy	775,739	43,909	731,830	136,660	595,170
Road construction	2,042,827	48,868	1,993,959	176,134	1,817,825
Salaries and wages	782,100	97,309	684,791	164,351	520,440
Scoping study	25,482	1,975	23,507	12,115	11,392
Socioeconomic studies	65,301	-	65,301	26,495	38,806
Stakeholder costs	79,105	-	79,105	28,920	50,185
Supplies	1,889,054	119,086	1,769,968	255,805	1,514,163
Travel, accommodation	1,579,899	194,270	1,385,629	236,772	1,148,857
Third party recoveries	(9,931)	-	(9,931)	-	(9,931)
	37,402,547	3,124,868	34,277,679	4,979,924	29,297,755
	40,249,426	3,190,248	37,059,178	5,023,378	32,035,800
Setago Property
Acquisition	20,982	7,602	13,380	6,628	6,752
Exploration	70,281	-	70,281	16,037	54,244
	91,263	7,602	83,661	22,665	60,996
Pericones Property
Acquisition	29,671	8,615	21,056	12,908	8,148
Exploration
Amortization	2,109	1,493	616	-	616
Assays	44,465	34,383	10,082	7,689	2,393
Drilling	13,297	-	13,297	-	13,297
Environmental study	10,005	7,619	2,386	-	2,386
Geological, geophysical	358,600	270,006	88,594	70,706	17,888
Maps, reports, reproductions	5,769	-	5,769	-	5,769
Supplies	39,586	20,041	19,545	5,134	14,411
Travel, accommodation	99,494	68,082	31,412	16,151	15,261
	573,325	401,624	171,701	99,680	72,021
	602,996	410,239	192,757	112,588	80,169
Total unproven mineral right interests	$40,943,685	$3,608,089	$37,335,596	$5,158,631	$32,176,965

See notes to the consolidated financial statements

KIMBER RESOURCES INC.

(An exploration stage company)

 Consolidated Schedule of Share Capital Since Inception

 (Canadian dollars)

	Number	Price	Amount

March 31, 1995 inception	1	$0.25	$0.25
For cash subscription	224,000	0.25	56,000
For property	511,720	0.25	127,930
Balance June 30, 1996	735,721		183,930
For cash subscription	40,000	0.25	10,000
Balance June 30, 1997,1998 and 1999	775,721	0.25	193,930
For cash, private placement	750,000	0.01	7,500
For cash, private placement	350,000	0.25	87,500
Balance June 30, 2000	1,875,721		288,930
For cash, private placement	15,000	0.35	5,250
Mineral property acquisition	189,072	0.35	66,175
Balance June 30, 2001	2,079,793		360,355
Shares for debt settlement	525,334	0.30	157,601
For cash, private placement	609,466	0.30	182,840
For cash, private placement	182,000	0.35	63,700
	3,396,593		764,496
Subdivision 1.6 to 1 basis	2,037,949
Balance June 30, 2002	5,434,542		764,496
IPO	7,000,000	0.45	3,150,000
Public offering finance fee	250,000	0.45	112,500
Finder's fee	75,000	0.45	33,750
Consultant fee	137,142	0.22	30,001
For cash, private placement	2,265,600	0.45	1,019,520
Exercise of warrants	12,800	0.45	5,760
Share issue costs			(816,761)
Balance June 30, 2003	15,175,084		4,299,266
For cash, private placement	2,040,000	0.70	1,428,000
Exercise of options	233,333	0.45	105,000
Exercise of warrants	9,953,123	0.54	5,415,438
Share issue costs			(93,693)
Stock based compensation			(28,000)
Balance June 30, 2004	27,401,540		11,126,011
For cash, private placement	4,600,324	1.54	7,065,002
Exercise of options	233,217	0.67	155,200
Exercise of warrants	1,497,747	0.75	1,119,315
Share issue costs			(346,152)
Stock based compensation			(86,309)
Balance June 30, 2005	33,732,828		$19,033,067

See notes to the consolidated financial statements

KIMBER RESOURCES INC.

(An exploration stage company)

 Consolidated Schedule of Share Capital Since Inception (continued)

 (Canadian dollars)

	Number	Price	Amount

For cash, private placement	10,380,832	$1.84	$19,095,038
Exercise of options	549,570	0.98	540,218
Exercise of warrants	2,451,692	1.80	4,413,050
Share issue costs			(644,307)
Reallocated from cont surplus on exercise of options			329,876
Balance June 30, 2006	47,114,922		42,766,942
Exercise of options	742,032	1.11	825,013
Exercise of warrants	1,566,666	1.80	2,819,999
Share issue costs			(4,047)
Reallocated from cont surplus onexercise of options			354,425
Balance June 30, 2007	49,423,620		46,762,332
Exercise of options	463,000	0.46	213,550
For cash, private placement	8,000,000	0.75	6,000,000
Fair value assigned to warrants			(867,288)
Share issue costs			(86,601)
Reallocated from cont surplus on exercise of options			10,212
Balance June 30, 2008	57,886,620		52,032,205
Exercise of options	200,000	0.73	146,000
For cash, private placement	4,000,000	1.25	5,000,000
Fair value assigned to warrants			(175,015)
Share issue costs			(350,804)
Reallocated from cont surplus on exercise of options			101,260
Balance June 30, 2009	62,086,620		$56,753,646

See notes to the consolidated financial statements

Kimber Resources Inc.

Management’s Discussion and Analysis

For the year ended June 30, 2009

The following management’s discussion and analysis (“MD&A”) of Kimber Resources Inc.’s (“Kimber” or the “Company”) financial position is for the year ended June 30, 2009 compared to June 30, 2008 and covers information up to the date of this MD&A. This discussion should be read in conjunction with the attached consolidated financial statements which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP).  This MD&A may contain certain forward-looking statements about Kimber’s future prospects, and Kimber provides no assurance that actual results will meet management’s expectations.

All amounts are stated in Canadian dollars unless indicated otherwise. Additional information regarding Kimber is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.com, and on Kimber’s website at www.kimberresources.com.

This management’s discussion and analysis is dated September 25, 2009.

Introduction

Kimber Resources Inc. is a gold-silver exploration company focused in Mexico seeking to grow shareholder value by building gold and silver mineral resources through focused exploration.

Kimber’s strategy is to excel as an exploration company specializing in the discovery, definition and development of gold and silver deposits in Mexico, building mineral resources and advancing projects into valuable assets capable of becoming profitable mining operations. Kimber seeks to achieve these goals by focusing activities and cash expenditures on areas that will enhance assets while maintaining safe work conditions, protecting the environment and building strong relationships with local communities and stakeholders.

Kimber owns three exploration projects located in Mexico. The most advanced project is Monterde, which is 29,266 hectares in size and is located in the prolific Sierra Madre Gold-Silver belt of Northern Mexico. The Monterde project hosts substantial gold-silver mineralization and has three deposits located within two kilometres of each other. Kimber is currently advancing the Monterde project so that the full value can be realized.

Kimber Resources Inc. is based in Vancouver, British Columbia and trades on the NYSE Amex under the symbol “KBX” and on the Toronto Stock Exchange under the symbol “KBR.”

Results of Operations

Kimber’s net loss for the fiscal year ended June 30, 2009 was $2,391,005 or $0.04 per common share compared with $2,937,925 or $0.06 loss per share for the year ended June 30, 2008. Kimber’s net loss for the year decreased by $546,920 compared to the previous year.

During the fiscal year ended June 30, 2009 Kimber incurred expenditures of $3,608,089 on its mineral properties; $81,597 for property acquisition payments and exploration expenditures of $3,526,492. The two major projects during the year were Monterde and Pericones.

Monterde exploration costs

Exploration costs for Monterde totaled $3,124,868 for the year ended June 30, 2009 compared with $4,979,924 for the year ended June 30, 2008.

Drilling costs were $106,617 for the year ended June 30, 2009 compared to $1,506,892 for the year ended June 30, 2008. The previous drill program ended during the first quarter of the current fiscal year and no new drill program was carried out during the remainder of the current fiscal year.

Assay testing costs were $263,632 for the year ending June 30, 2009 compared to $137,017 for the year ended June 30, 2008. The payment of assay costs lags behind drilling costs. In addition to assay costs resulting from the previous year’s drilling program, additional costs were incurred for surface sampling activities at Monterde and Pericones during the year.

Geological and geophysical expenditures were $1,151,303 for the year ending June 30, 2009 compared to $1,314,680 for the year ended June 30, 2008. The decrease in costs is the result of members of the geological team being taken from Monterde and reassigned to the Pericones project.

Engineering expenditures were $332,323 for the year ending June 30, 2009 compared to $245,511 for the year ended June 30, 2008. The increase is the result of the use of additional external consultants.

Other significant cost categories in the fiscal year ending June 30, 2009 were field office costs of $336,190 and travel and accommodation of $194,270. Field office costs are the costs of running the camp and include payroll and machinery costs.

Pericones exploration costs

Exploration costs for Pericones totaled $401,624 for the year ended June 30, 2009 compared with $99,680 for the year ended June 30, 2008.

Geological and geophysical expenditures were $270,006 for the year ending June 30, 2009 compared to $70,706 for the year ended June 30, 2008. Additional resources were employed at Pericones during the current year.

Other significant cost categories for Pericones in the fiscal year ending June 30, 2009 were travel and accommodation at $68,082 and assays at $34,383.

Administration costs

Salary and benefit expenses include stock based compensation charges. Salary and benefit expenses decreased during the year ended June 30, 2009 to $1,267,171 from $1,817,419 in the year ended June 30, 2008. The decrease is due to the settlement of severance agreements with former officers incurred in 2008, a lower number of administrative personnel and a reduction in fees paid to directors. In addition, during the fiscal year ended June 30, 2009 stock based compensation expenses were lower by $300,541 compared to the previous year.

Legal, consulting and audit costs decreased to $505,533 for the year ended June 30, 2008 from $532,207 in the previous year.

Investor relations and shareholder communications expenses of $43,397 (2008 – $69,894) were reduced as there was reduced investor related travel and conference attendance.

Office and miscellaneous expenses were $279,441 compared to $278,050 in 2008.

Kimber recorded a loss from foreign exchange of $9,997 during the year ended June 30, 2009 as compared to a loss of $8,516 in the year ended 2008. The loss originates from funds advanced to Mexico during the year that have depreciated in value due to fluctuations in the Mexican peso or United States dollar relative to the Canadian dollar.

Selected Annual Information

The following information is for each of the three fiscal years ended June 30, 2009, 2008 and 2007:

	2009	2008	2007
Investment income	$74,611	$173,193	$415,493
Net loss	$(2,391,005)	$(2,937,925)	$(3,813,938)
Net loss per share – basic and diluted	$(0.04)	$(0.06)	$(0.08)
Total assets	$45,309,626	$42,911,957	$39,508,524
Long-term liabilities	-	-	-
Dividends	-	-	-

Kimber’s income from interest and investments decreased during the current fiscal year due to reduced interest rates from short term investments compared to previous years and amounts of cash and cash equivalents that were available for short-term investment.

The net losses for Kimber in the fiscal years ended June 30, 2009 and 2008 include non-cash charges for stock-option compensation of $428,398 in 2009 and $728,939 in 2008.

Kimber’s net assets have increased over the fiscal periods mainly because of share capital proceeds raised through private placements and increased unproven mineral right interests expenditures capitalized during the years.

Summary of Quarterly Results September 30, 2007 to June 30, 2009

	Q4 Jun30/09	Q3 Mar31/09	Q2 Dec31/08	Q1 Sep30/08
Interest income	$1,913	$8,790	$15,706	$48,202
Total Loss	$(530,555)	$(728,081)	$(628,006)	$(504,363)
Loss per share	$(0.01)	$(0.01)	$(0.01)	$(0.01)

	Q4 Jun30/08	Q3 Mar31/08	Q2 Dec31/07	Q1 Sep30/07
Interest income	$43,525	$ 27,936	$43,653	$58,079
Total Loss	$(778,293)	$(658,884)	$(661,099)	$(839,649)
Loss per share	$(0.01)	$(0.01)	$(0.01)	$(0.02)

Kimber is in the exploration stage, and therefore, variances in its quarterly losses are not affected by sales or production-related factors. Increases in costs are generally attributed to growth in operations and success in financing activities which allow Kimber to undertake further development and exploration on its properties.

Kimber’s income is derived from interest and gains received on cash or short-term investments (low-risk Canadian government treasury bills and banker’s acceptance notes) classified as cash.  Interest income fluctuates according to the amounts of funds held in deposit and interest rates offered during the period. Kimber does not have revenues from mining operations and does not expect to have revenues in the near future other than interest earned on cash balances.

Financial Condition

At June 30, 2009, Kimber had working capital of $3,364,187 (2008 - $4,142,653). Kimber has no long-term indebtedness or long-term obligations. The change in working capital for the year ended June 30, 2009 is primarily the result of a decrease in available cash of $507,166 to $3,455,576 (2008 – $3,962,742) and a reduction in amounts receivable from $914,474 to $190,975. The cash decrease is due to the ongoing net expenditure. In the fiscal year ended June 30, 2009 Kimber received $5,000,000 from a non-brokered private placement and $146,000 from the exercise of 200,000 stock options.

Current liabilities decreased to $393,561 as at June 30, 2009 from $815,757 at June 30, 2008.

The reduction in liabilities is primarily attributable to a decrease in accounts payable for drilling and assay fees of $434,082 compared to the 2008 year end.

Cash Flows

Kimber generates cash inflow from selling its shares either through financings or the exercise of outstanding stock options and warrants. There is a risk that these options and warrants may not be exercised if Kimber’s share price falls below the exercise price due to market conditions.

Amounts receivable were $190,975 at June 30, 2009 compared to $914,474 at June 30, 2008.

The decrease was due to a reduced amount of IVA Tax receivable from the Government of Mexico, and receipt during the year of a US$250,000 deposit receivable from the drilling company used in Mexico. Receivables for IVA, which is charged at 15% of expenditures in Mexico, decreased during the year to $136,173 from $591,880, as a result of decreased drilling and other expenditures for the year ended June 30, 2009 and a decrease in the number of months of IVA outstanding.

Prepaid expenses were $111,197 at June 30, 2009 compared to $81,194 at June 30, 2008. The increase was due primarily to an increase in advance payments for various insurance policies and prepaid conference fees.

Kimber made equipment purchases of $176,453 during the year ended June 30, 2009 including: $21,400 for the exploration camp and related equipment, $61,942 for computer equipment and software, $85,496 for camp vehicles and $7,615 for office fixtures and equipment.

Property acquisition costs of $81,597 were incurred for concession taxes on the Monterde Property ($65,380), the Setago Property ($7,602) and the Pericones Property ($8,615). Future acquisition expenditures on these staked concessions will be minimal as there are no property purchase payments required.

Share capital increased cash inflows by an aggregate of $5,146,000 through the issuance of 4,000,000 common shares issued by private placement, and 200,000 shares issued on the exercise of stock options during the fiscal year ended June 30, 2009.

Financings

On September 24, 2008 Kimber closed a private placement consisting of four million units at a price of $1.25 per unit for gross proceeds of $5 million. Each unit consisted of one common share plus one half non-transferable common share purchase warrant. Each full share purchase warrant entitles the holder to purchase one common share at $1.80 for a two year period commencing September 24, 2008. Fees related to the placement totalled $363,529. These fees consisted primarily of finder’s fees of $332,500 being 7% on certain of the proceeds, as well as legal and regulatory costs.

Contractual Obligations

Kimber has no long-term debt and does not anticipate that it will require debt financing for current planned expenditures. Kimber has no future contractual obligations to property vendors for the Monterde, Setago or Pericones Properties.

Kimber leases its premises under an operating lease which expires in the fiscal year ending June 30, 2011.  Kimber is obligated to make basic rent payments under its operating lease in each of the fiscal years from 2010 to 2011 totalling $141,372. In addition, under the lease Kimber has the obligation to pay its proportionate share of operating costs and taxes for the building.

Capital Resources and Liquidity

Capital resources of Kimber consist primarily of cash and liquid short-term investments. As at August 31, 2009, Kimber had cash and Canadian government treasury bills totaling approximately $2,714,000, $125,000 in amounts receivable and an estimated $270,000 in accounts payable and accrued liabilities.

Based on the current cash resources, management believes that it has sufficient cash to complete planned expenditures to June 30, 2010. Management will be reviewing cash expenditures on an ongoing basis, and will be seeking to obtain additional financing prior to this date. There can be no assurance that Kimber will succeed in obtaining additional financing, now or in the future. The current market conditions could make it difficult or impossible for Kimber to raise necessary funds to meet its capital requirements. Failure to raise additional financing on a timely basis could cause Kimber to suspend its operations and eventually to forfeit or sell its interest in its properties. In the past, Kimber has been successful at raising funds to continue work on its mining properties. However, there is no certainty that Kimber will be able to raise additional funding on reasonable terms if at all, in which case the property may be joint ventured, sold, abandoned or the outstanding agreements renegotiated.

Kimber has no plans for debt financing at this time.

Kimber does not anticipate the payment of dividends in the foreseeable future.

Related Party Transactions

Unless otherwise stated, related party transactions are measured at the exchange amount, being the amount of consideration established and agreed to by the related parties. See Note 9 of the Notes to the Consolidated Financial Statements for disclosure of related party transactions.

Mineral Properties

The Monterde property, located in the Sierra Madre region of south-western Chihuahua State, Mexico, is Kimber’s principal asset. It covers 29,266 hectares in claims which extend 37 kilometres along the trend of mineralization.

Kimber holds 100% of the Monterde property, free of royalties, through its wholly-owned Mexican subsidiary, Minera Monterde, S. de R.L. de C.V. Three zones of gold-silver mineralization have been extensively drilled at Monterde, including Carmen, Carotare, and Veta Minitas.  Details of this work are listed in the Form 20-F Annual Report, filed on SEDAR and EDGAR, are displayed on Kimber’s website, and have been described in previous news releases. The designated Qualified Persons responsible for each of the mineral resource statements are stated in the Form 20-F Annual Report.

Monterde – Carmen

Since the completion and disclosure of Kimber’s NI 43-101 compliant mineral resource estimate for Carmen in July 2006, Kimber has drilled an additional 18 core holes and 125 reverse circulation drill holes on the Carmen deposit. In addition, 121 previously drilled, non-geotechnical core holes have been added to the resource database. During 2009 the principal focus on the Carmen deposit has been to compile all geologic data to provide greater control on resource estimates and on the distribution of high and low recovery zones for silver within the deposit. This work is complete and is being used, along with all drill data, as a basis for a revised mineral resource estimate for the Carmen zone.

Monterde - Veta Minitas

Veta Minitas is located approximately 250 metres south-west of the Carmen gold-silver deposit. Since the previous mineral resource estimate was prepared in 2004 an additional 33 reverse circulation holes and 8 core holes were drilled. A revised model of the geology and mineralization at Veta Minitas has been completed and is being reviewed, along with all drill data, for preparation of a revised mineral resource estimate.

Monterde – Carotare

The Carotare zone of mineralization is located 2 km west of the Carmen Deposit. In November 2005 Kimber delivered a mineral resource estimate on the Carotare deposit based on the 28 reverse circulation holes drilled. The Carotare resource database has since been expanded by the addition of 17 core drill holes and 40 reverse circulation holes. A review of the model of the geology and mineralization at Carotare has been completed and is being used, along with all drill data, in the preparation of a revised mineral resource estimate.

Pericones

Pericones is located approximately 160 kilometres southwest of Mexico City in a belt that is well known for silver veins, some of which have been mined. Initial sampling by Kimber returned significant silver grades, which were confirmed in greater detail in 2008 and 2009.  The 100% owned Pericones property covers 11,890 hectares.

There are four principal areas identified as exploration targets so far, Plaza de Gallos, Aguacate, Tejamanil and El Cirian. These four areas of alteration and old workings exhibit mineralization associated with veins and shears containing mostly silver with some gold. A program of rock sampling, prospecting and alteration mapping was initiated in March 2008 and carried on until early 2009.  Management’s initial geological assessment is favourable and more work is planned. A drill program at Pericones is currently being considered.

Setago

The 100% owned Setago Property, which consists of 3 concessions totalling 10,068 hectares, lies approximately 24 kilometres to the west of Monterde, and is still in the early stages of exploration.

Safety

Kimber continues to encourage a safe work environment. Safety meetings have been held and first aid instruction given. Protective equipment is mandatory in the vicinity of heavy machinery and underground. There were no lost time incidents during the year ended June 30, 2009.

Off-Balance Sheet Arrangements

Kimber has no off-balance sheet arrangements or transactions and none are contemplated.

Financial and Other Instruments

Kimber maintains the majority of its cash balances in Canadian dollars and converts them to United States dollars or Mexican Pesos when payments are required.  No hedging has been undertaken to date as management has viewed the Canadian dollar as the stronger currency in recent years. The majority of Kimber’s funds are invested in Canadian government treasury bills.

Kimber’s financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, the fair value of which approximates their carrying value due to the short term to maturity.

Legal Proceedings

Kimber and its subsidiaries are not parties to any legal proceedings and have no material contingent liabilities as at June 30, 2009.

Adoption of new accounting standards

Effective July 1, 2008, Kimber adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”):

i)

Capital Disclosures

Section 1535, “Capital Disclosures”, requires additional disclosures about Kimber’s capital and how it is managed. The additional disclosure includes information regarding Kimber’s objectives, policies and processes for managing capital, and whether there are any externally imposed capital requirements and the implications of any non-compliance.

ii)

Financial Instruments – Disclosures and Presentation

Section 3862, “Financial Instruments – Disclosures”, and Section 3863, “Financial Instruments – Presentation”, replace Section 3861, “Financial Instruments – Disclosure and Presentation”. The new Sections require disclosures of both qualitative and quantitative information on the nature and extent of risks arising from financial instruments to which Kimber is exposed and how it manages those risks.

iii)

Assessing going concern

Effective July 1, 2008, Kimber adopted the amended CICA Handbook Section 1400, “General Standards of Financial Statement Presentation”. This amended Section includes requirements for management to assess and disclose an entity’s ability to continue as a going concern, and if applicable, management’s plans to address any going concern issues. The adoption of this standard had no material impact on Kimber’s financial statements.

iv)

Mining exploration costs

In March 2009 the Company adopted CICA issued Emerging Issues Committee Abstract 174 – Mining Exploration Costs which amends EIC-126 - Accounting by Mining Enterprises for Exploration Costs, to provide additional guidance for mining exploration enterprises on the accounting for capitalization of exploration costs and when an impairment test of these costs are required. EIC – 126 has been withdrawn. Adoption of EIC 174 did not have a significant impact on the Company’s consolidated financial statements.

 v)   International Financial Reporting Standards (IFRS)

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the conversion to IFRS will be applicable to Kimber’s reporting effective July 1, 2011, with restatement of comparative information presented. The conversion to IFRS will impact Kimber’s accounting policies, internal control over financial reporting, and disclosure controls and procedures. Kimber is developing an IFRS conversion plan and anticipates there will be changes in accounting policies and these changes may materially impact Kimber’s financial statements but the impact has not been determined at this time.

Recent accounting pronouncements

i)

CICA Handbook Section 3064, “Goodwill and Intangible Assets”

In February 2008, the CICA issued new CICA Handbook Section 3064, “Goodwill and Intangible Assets”, replacing CICA 3062, “Goodwill and Other Intangible Assets”, and CICA 3450, “Research and Development Costs”. Collectively, these changes bring Canadian practice closer to International Financial Reporting Standards (“IFRS”) and U.S. GAAP. The effective date of adopting this standard for Kimber is July 1, 2009. The impact of implementation of these standards will not have a material impact on Kimber’s consolidated financial statements.

ii)

CICA Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non Controlling Interests”.

In January 2009, the CICA issued Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non Controlling Interests” to replace Section 1581 and Section 1600. These sections shall be applied prospectively to business combinations on or after the beginning of the first annual reporting period beginning after January 1, 2011 with earlier application permitted. Effective July 1, 2011, Kimber will adopt the new handbook sections, which establish updated standards on the recognition, measurement criteria and presentation for acquisitions, the accounting for assets and liabilities assumed and non-controlling interests. The impact of implementation of these standards will not have a material impact on Kimber’s consolidated financial statements.

Internal Control Over Financial Reporting

Kimber’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Securities Exchange Act Rule 13a-15(f) and in National Instrument 52-109 of the Canadian Securities Administrators.  Kimber’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  Kimber’s internal control over financial reporting includes those policies and procedures that:  (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with  generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of Kimber’s management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness in future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Kimber’s management, including its Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of Kimber’s internal controls over financial reporting as of June 30, 2009.  In making its assessment of internal control over financial reporting, Kimber’s management used the criteria established in Internal Control an Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on this assessment, Kimber’s management concluded that Kimber’s internal control over financial reporting was effective as at June 30, 2009.

This MD&A does not include an attestation report of Kimber’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by our registered public accounting firm pursuant to  rules of the SEC that permit us to provide only management’s report in this MD&A.

This MD&A shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities of that section, and is not incorporated by reference into any filing of Kimber, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

There has been no change in Kimber’s internal controls over financial reporting during the financial year ended June 30, 2009 that has materially affected, or is reasonably likely to materially affect, Kimber’s internal controls over financial reporting.

Disclosure Controls and Procedures

Kimber, under the supervision and with the participation of Kimber’s management, including its Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934), and in National Instrument 52-109 of the Canadian Securities Administrators, as of June 30, 2009.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act and under National Instrument 52-109 of the Canadian Securities Administrators is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s and in National Instrument 52-109 of the Canadian Securities Administrators rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Securities Exchange Act and under National Instrument 52-109 of the Canadian Securities Administrators is accumulated and communicated to management, including the Company’s Chief Executive Officer and the Company’s Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of June 30, 2009.

Outstanding Share Data

Kimber has one class of shares and at June 30, 2009 and September 25, 2009 Kimber had 62,086,620 shares issued and 72,108,620 outstanding on a diluted basis.

Kimber has a stock option plan and at June 30, 2009 there were 4,022,000 options outstanding. Of the 4,022,000 options granted to employees, directors and consultants 2,907,000 had vested.

Kimber had 6,000,000 warrants outstanding as at June 30, 2009.  4,000,000 of these warrants were issued on March 11, 2008 and expire on March 10, 2010. Each warrant entitles the holder to purchase one additional common share at a price of $1.25. 2,000,000 of these warrants were issued on September 25, 2008 and expire on September 24, 2010. Each warrant entitles the holder to purchase one additional common share at a price of $1.80.

Risk and Uncertainties

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, which statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements.

Kimber is a mineral exploration company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed in the notes to financial statements and in the Form 20-F.

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

For a more complete list of potential risk factors which could affect Kimber please refer to Kimber’s current Form 20-F filed on SEDAR and EDGAR and our current Form 20-F is also available on Kimber’s website.

Below is a brief summary of some of Kimber’s risks and uncertainties.  Each of these risks is more fully described in our 20-F, along with other risks and uncertainties.

Industry Risks

•

Mineral resource exploration and development is a high risk, speculative business.

•

Mineral exploration is subject to numerous industry operating hazards and risks, many of which are beyond Kimber’s control and any one of which may have an adverse effect on its financial condition and operations.

•

Metal prices have fluctuated widely in the past and are expected to continue to do so in the future which may adversely affect the amount of revenues derived from production of mineral reserves.

•

Exploration activities are subject to geologic uncertainty and inherent variability.

•

The quantification of mineral resources is based on estimates and is subject to great uncertainty.

•

The recent unprecedented events in global financial markets have had a profound impact on the global economy, in general and on the mining industry in particular.  These events may negatively impact Kimber.

•

Increased operating and capital costs may adversely affect the viability of existing and proposed mining projects.

Company Risks

•

Kimber faces substantial competition within the mining industry from other mineral companies with much greater financial and technical resources and may not be able to effectively compete which would have an adverse effect on Kimber’s financial condition and operations.

•

Kimber’s exploration efforts may be unsuccessful in locating viable mineral resources.

•

If Kimber is unable to develop acceptable overall gold and silver recovery levels, the Carmen deposit may not be a viable project and Kimber will have to continue to explore for a viable deposit or cease operations.

•

If Kimber’s mineral resource estimates are not indicative of the actual gold and silver that can be mined, the mineable gold and silver that can be recovered from the Carmen deposit may be less than the mineral resource estimate and the Carmen deposit may not be a viable project.

•

Kimber has a limited history as an exploration company and does not have any experience in putting a mining project into production.

•

Kimber expects to continue to incur losses and may never achieve profitability, which in turn may harm the future operating performance and may cause the market price of Kimber’s common shares to decline.

•

Kimber’s title to its mineral properties and its validity may be disputed in the future by others claiming title to all or part of such properties.

•

Kimber’s properties are located in Mexico, which can lead to difficulty with changes in political conditions and regulations, currency exchange, in obtaining financing, finding and hiring qualified people or obtaining all necessary services for Kimber’s operations in Mexico.

•

Kimber originally contemplated an open pit mining operation on the Carmen deposit, however it is currently contemplating the possibility of a combined open pit and underground mining operation, the effect of which, if it were to proceed to production, would expose Kimber to increased costs, potential time delays and risks to underground workers.

•

Kimber is subject to numerous government regulations which could cause delays in carrying out its operations, and increase costs related to its business.

•

Kimber has not completed an environmental impact statement, nor has it received the necessary permits for water or explosives to conduct mining operations.

•

The Monterde Property is located in the Sierra Madre Mountains of Mexico which have been subject to episodes of unusually high rainfall in past years resulting in washouts and erosion of soil.  Continuing increased rainfall may result in increased costs and delays in operations.

•

Kimber depends on key personnel for critical management decisions and industry contacts but does not maintain key person insurance.

•

Kimber does not have a full staff of technical people and relies upon outside consultants to provide critical services.

•

Certain Kimber directors also serve as officers and/or directors of other mineral resource companies, which may give rise to conflicts.

12

•

Kimber will need to raise additional capital though the sale of its securities, resulting in dilution to the existing shareholders, and if such funding is not available, Kimber’s operations would be adversely effected.

•

Future sales of Kimber’s common shares into the public market by holders of Kimber options and Warrants may lower the market price, which may result in losses to Kimber’s shareholders.

•

Kimber has no history of paying dividends, does not expect to pay dividends in the immediate future and may never pay dividends.

•

Kimber’s business involves risks for which Kimber may not be adequately insured, if it is insured at all.

•

Kimber’s activities are subject to environmental liability, which would have an adverse effect on its financial condition and operations.

•

A shortage of supplies and equipment could adversely affect Kimber’s ability to operate its business.

National Instrument 43-101 Compliance

Unless otherwise indicated, Kimber has prepared the technical information in this MD&A (“Technical Information”) based on information contained in the technical reports and news releases (collectively the “Disclosure Documents”) available under Kimber’s company profile on SEDAR at www.sedar.com and on the Company’s website.  Each Disclosure Document was prepared by or under the supervision of a qualified person (a “Qualified Person”) as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (“NI 43-101”).  Readers are encouraged to review the full text of the Disclosure Documents which qualifies the Technical Information. Readers are advised that mineral resources that are not mineral reserves do not have demonstrated economic viability. The Disclosure Documents are each intended to be read as a whole and sections should not be read or relied upon out of context. The Technical Information is subject to the assumptions and qualifications contained in the Disclosure Documents.

The disclosure in this MD&A of technical information has been prepared under the supervision of Petrus (Marius) Mare, Professional Geologist, a Qualified Person under NI 43-101.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this document, such as “measured,” “indicated,” and “inferred,” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

