Form 20-F
period 2010-06-30
Kimber Resources Inc.
filed 2010-09-28
CIK 1294662

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2010

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
Tel: (604) 669-2251
E-mail: gcummings@kimberresources.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares, without par value	NYSE Amex Equities

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

(Title of Class)

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 68,010,586 Common Shares as at June 30, 2010

[    ] Yes [ X ]No

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

 [    ]Yes [ X ] No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

 [ X ] Yes [    ] No

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulations S-T during the preceding 12 months (or such shorter period that the Registrant was required to submit and post such files)

[    ] Yes [    ]No

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer  [    ] Accelerated filer [    ] Non-accelerated filer  [ X ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [    ]International Financial Reporting Standards as issued by the International Accounting Standards Board  [    ]Other   [ X ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

[     ]Item 17 [ X ]Item 18

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

[     ]Yes [ X ] No

TABLE OF CONTENTS

GLOSSARY	5
CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	10
FORWARD LOOKING STATEMENTS	12

PART I	13
ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	13
ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE	13
ITEM 3 - KEY INFORMATION	13
A. Selected Financial Data	13
B. Capitalization and Indebtedness	15
C. Reasons for the Offer and Use of Proceeds	15
D. Risk Factors	15
ITEM 4 - INFORMATION ON KIMBER	25
A. History and Development of Kimber Resources Inc.	25
B. Business Overview	26
C. Organizational Structure	28
D. Property, Plants and Equipment	28
ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS	58
A. Operating Results	60
B. Liquidity and Capital Resources	63
C. Research and Development, Patents and Licenses, Etc.	65
D. Trend Information	65
E. Off-Balance Sheet Arrangements	65
F. Tabular Disclosure of Contractual Obligations	65
G. Safe Harbour	66
ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	66
A. Directors and Senior Management	66
B. Compensation	69
C. Board Practices.	71
D. Employees	72
E. Share Ownership	72
ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	75
A. Major Shareholders	75
B. Related Party Transactions	76
C. Interests of Experts and Counsel	77
ITEM 8 - FINANCIAL INFORMATION	77
A. Consolidated Statements and Other Financial Information	77
B. Significant Changes	77
ITEM 9 - THE OFFERING AND LISTING	77
A. The Offer and Listing Details	77
B. Plan of Distribution	79
C. Markets	79
D. Selling Shareholders	79
E. Dilution	79
F. Expense of the issue	79
ITEM 10 - ADDITIONAL INFORMATION	80
A. Share Capital	80
B. Notice of Articles and Articles	80
C. Material Contracts	85
D. Exchange Controls	85

GLOSSARY OF TERMS

Glossary of Non-Geological Terms

Certain terms and abbreviations used in this Annual Report are defined below:

“ALS” means ALS Laboratory Group, a division of Campbell Brothers Limited, an Australian based Public Company.

“AMEX” means the NYSE Amex Equities stock exchange; “Atna” means Atna Resources Ltd.;

“Canadian GAAP” means financial data prepared in accordance with Canadian generally accepted accounting principles;

“Carmen deposit” or “Carmen” is the name given to the volume of gold and silver-bearing rock in and around the former Monterde mine. Until drilling is complete, the boundaries of the mineralization will remain undefined (See Figure 2, Figure 3 and Figure 5);

“Carotare deposit” or “Carotare” is the name given to the volume of gold and silver-bearing rock located 2 kilometres west of the Carmen deposit. Until drilling is complete, the boundaries of the mineralization will remain undefined (See Figure 3 and Figure 5);

“Common Shares” or “Shares” means the common shares without par value in the capital of Kimber Resources Inc.;

“Ejido” (aa-hee-do) is a Mexican legal entity, which owns a specific area of land and holds it collectively for its members. Ejidos were formed by way of a resolution from the Federal Government of Mexico under the Agrarian Act for the administration and development of collective property rights over agricultural land owned by the Federal Government. Ejidos are administered and controlled by an Ejido council. The consent of the general assembly of Ejido members is a requirement for access to such lands for mineral exploration and development. Since 1990, Mexican law has permitted the "partition and privatization" of Ejido land from the Government to the Ejidos and from the Ejidos to individual members;

“El Coronel Concessions” means the mineral concessions located in the Monterde Mining District, State of Chihuahua, Mexico, listed under the heading “El Coronel Concessions” in Table 1 of this Annual Report;

“Golden Treasure” means Golden Treasure Explorations Ltd.;

“Gold equivalent ounce” Gold equivalent ounces are based on prices of US$875/oz gold and US$14/oz silver for recovered ounces, giving a ratio of 62.5 to convert recoverable silver ounces to gold equivalent ounces. After refining charges, net revenue per payable ounce has a ratio of 63.7 to 1.

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

“July 12 Warrants” means the transferable Kimber Resources Inc. share purchase Warrants issued July 12, 2002. Each Warrant entitled the holder thereof to purchase one Common Share at a price of $0.45 until July 12, 2003 and thereafter at a price of $0.55 until January 12, 2004;

“IRR” means Internal Rate of Return, which on a project is the accumulative effective compounded rate of return that makes the NPV of all cash flows equal to zero.

“Kimber” or the “Company means Kimber Resources Inc., its wholly owned subsidiaries Minera Monterde, S. de R.L. de C.V, Kimber Resources de Mexico, S.A de C.V and Minera Pericones, S.A. de C.V. collectively;

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

“Monterde Property” means the Monterde Concessions, the El Coronel Concessions, the Staked Concessions and the San Francisco Concession all located in the Monterde Mining District, State of Chihuahua, Mexico and listed in Table 1 of this Annual Report;

“Monterde Concessions” means the mineral concessions located in the Monterde Mining District, State of Chihuahua, Mexico, listed under the heading “Monterde Concessions” in Table 1 of this Annual Report;

“NPV” means Net Present Value, a value calculated for a project, based on its assumed future cash receipts and disbursements, discounted by an estimated risk free return.

“Pericones Property” or “Pericones” means the staked mineral concession located approximately 180 kilometres southwest of Mexico City in the Municipality of Tejupilco in Estado de Mexico;

“San Francisco Concession” means the mineral concession located in the Monterde Mining District, State of Chihuahua, Mexico, listed under the heading “San Francisco Concession” in Table 1 of this Annual Report;

“SEC” means the United States Securities and Exchange Commission;

“Setago Property” or “Setago” means the staked mineral concessions located in the Monterde Mining District, State of Chihuahua, Mexico, approximately 24 kilometres to the west of the Monterde Property;

“Staked Concessions” means the mineral concessions forming part of the Monterde Property located in the Monterde Mining District, State of Chihuahua, Mexico, listed under the heading “Staked Concessions” in Table 1 of this Annual Report;

“Subdivision” means the subdivision of our share capital on the basis of 1.6 “new” Shares for each “old” Share on April 30, 2002;

“TSX” means the Toronto Stock Exchange;

“U.S. GAAP” means financial data prepared in accordance with United States generally accepted accounting principles;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“Veta Minitas deposit” or “Veta Minitas” is the name given to the volume of gold and silver-bearing rock located 250 metres southwest of the Carmen deposit. Until drilling is complete, the boundaries of the mineralization will remain undefined (See Figure 3 and Figure 5);

“Warrant” means a warrant of Kimber Resources Inc. entitling the holder to purchase 1 Common Share of Kimber Resources Inc. at the price and until the date stated in the said warrant;

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

“CIM” is the Canadian Institution of Mining & Metallurgy

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

“Indicated Mineral Resource” is, in accordance with the CIM Standards, that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed;

“Inferred Mineral Resource” is, in accordance with the CIM Standards, that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes;

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

“Measured Mineral Resource” is, in accordance with the CIM Standards, that part of Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity;

“Mineral Reserve” means, in accordance with the CIM Standards, that portion of a Measured Mineral Resource or an Indicated Mineral Resource that is economically mineable as demonstrated by at least a preliminary feasibility study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

“Mineral Resource” is, in accordance with the CIM Standards, a concentration or occurrence of diamonds, natural solid inorganic material or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource”, “Inferred Mineral Resource” used in this Annual Report are Canadian mining terms as defined in accordance with NI 43-101 under the guidelines set out in the CIM Standards;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects, rules developed by the Canadian Securities Administrators (an umbrella group of Canada’s provincial and territorial securities regulators) that govern public disclosure by mining and mineral exploration issuers. The rules establish certain standards for all public disclosure of scientific and technical information concerning mineral projects;

“ore” is a naturally occurring material from which a mineral or minerals of economic value can be extracted at a profit under economic conditions that are specified and are generally accepted as reasonable, also, the mineral or minerals thus extracted;

“phenocrysts” are the larger crystals embedded in a finer-grained groundmass of surrounding igneous rock;

“preliminary assessment” or “PA” means a study that includes an economic analysis of the potential viability of Mineral Resources taken at an early stage of the project prior to the completion of a preliminary feasibility study;

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

“Probable Mineral Reserve” means, in accordance with the CIM Standards, the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified;

“Proven Mineral Reserve” means, in accordance with the CIM Standards, the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified;

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

“RC” means a reverse circulation drill, a type of percussion drill used in mineral exploration, where a continuous flow of high pressure air is pumped to the bottom of the drill hole via the annulus of the double walled drill pipe, through the bit and back out of the drill hole via the center of the pipe, carrying the drill cuttings to surface free of contamination from the formations drilled;

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

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

As used in this Annual Report of Form 20-F, the terms “Mineral Reserve,” “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. These definitions differ from the definitions in SEC Industry Guide 7 under the U.S. Securities Act. Under SEC Industry Guide 7, a reserve is defined as part of a mineral deposit which could be economically and legally extracted or produced at the time the reserve determination is made. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Indicated Mineral Resource” and “Inferred Mineral Resource” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all, or any part, of an Indicate Mineral Resource or Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an

Inferred Mineral Resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Annual Report on Form 20-F and the exhibits filed herewith or incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under United States federal securities laws and the rules and regulations promulgated thereunder.

Further, the term “mineralized material” as used in this Annual Report on Form 20-F, although permissible under SEC Industry Guide 7, does not indicate “reserves” by SEC standards. We cannot be certain that any part of the mineralized material will ever be confirmed or converted into SEC Industry Guide 7 compliant "reserves". Investors are cautioned not to assume that all or any part of the mineralized material will ever be confirmed or converted into reserves or that mineralized material can be economically or legally extracted.

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

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This Annual Report on Form 20-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern our anticipated results and developments in our operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning Mineral Reserves and Mineral Resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of Mineral Reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or the negative and grammatical variations of any of these terms and similar expressions) be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the sections entitled “ITEM 3. D. KEY INFORMATION - Risk Factors”, “ITEM 4. B. INFORMATION ON KIMBER - Business Overview”, “ITEM 4. D. INFORMATION ON KIMBER - Property, Plants and Equipment” and “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS” and in the exhibits attached to this Annual Report on Form 20-F. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. Our forward-looking statements are based on beliefs, expectations and opinions of our management on the date the statements are made and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions change, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

A. Selected Financial Data

We have set forth and summarize selected consolidated financial data for Kimber, prepared in accordance with Canadian GAAP in the following tables. The tables also summarize certain corresponding information reconciled to U.S. GAAP. Canadian GAAP, as applied to Kimber, may materially differ from U.S. GAAP. For a discussion of these differences and their effect on our financial statements, refer to “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS” and to note 15 included in the consolidated financial statements included in “ITEM 18. FINANCIAL STATEMENTS”.

For each of the fiscal years ended June 30 presented, the information in the tables was extracted from our consolidated audited financial statements for those years. The information contained in the selected financial data is qualified in its entirety by reference to the consolidated financial statements and related notes included in “ITEM 18. FINANCIAL STATEMENTS”, and should be read in conjunction with such financial statements and with the information appearing in “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS”.

Under Canadian GAAP (in Canadian dollars):

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	June 30,	June 30,	June 30,	June 30,	June 30,
	2010	2009	2008	2007	2006
	$	$	$	$	$

Current Assets	5,046,917	3,757,748	4,958,410	6,687,329	16,907,238
Equipment	497,960	608,193	617,951	644,230	603,347
Unproven mineral right interests	42,647,361	40,943,685	37,335,596	32,176,965	21,749,820
Total Assets	48,192,238	45,309,626	42,911,957	39,508,524	39,260,405
Current Liabilities	541,627	393,561	815,757	1,315,654	1,422,519
Total Liabilities	541,627	393,561	815,757	1,315,654	1,422,519
Share Capital	63,556,255	56,753,646	52,032,205	46,762,332	42,766,942
Contributed surplus	4,089,747	4,031,196	3,541,767	1,970,385	1,796,853
Deficit	(19,995,391)	(15,868,777)	(13,477,772)	(10,539,847)	(6,725,909)
Net Loss for the Period	(4,126,614)	(2,391,005)	(2,937,925)	(3,813,938)	(2,363,420)

Basic and Diluted Loss per Share	(0.06)	(0.04)	(0.06)	(0.08)	(0.06)
Weighted Average Number of Common Shares Outstanding	64,200,830	61,120,045	52,277,997	48,118,320	40,026,359

Under Canadian GAAP applicable to junior mining companies, mineral exploration expenditures are deferred for mineral properties under exploration or development until such time as it is determined that further exploration or development is not warranted, at which time the property costs are written-off. Under U.S. GAAP, all exploration expenditures are expensed as incurred. The following information has been prepared under U.S. GAAP.

Under U.S. GAAP (in Canadian dollars):

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	June 30,	June 30,	June 30,	June 30,	June 30,
	2010	2009	2008	2007	2006
	$	$	$	$	$

Current Assets	5,046,917	3,757,748	4,958,410	6,687,329	16,907,238
Equipment	497,960	608,193	617,951	644,230	603,347
Unproven mineral Right Interests	3,010,909	2,897,532	2,815,935	2,752,945	2,245,360
Total Assets	8,555,786	7,263,473	8,392,296	10,084,504	19,755,945
Current Liabilities	541,627	393,561	815,757	1,315,654	1,422,519
Total Liabilities	541,627	393,561	815,757	1,315,654	1,422,519
Share Capital	63,556,255	56,753,646	52,032,205	46,762,332	42,766,942
Contributed surplus	4,089,747	4,031,196	3,541,767	1,970,385	1,796,853
Deficit	(59,631,843)	(53,914,930)	(47,997,433)	(39,963,867)	(26,230,369)
Net Loss for the Period	(5,716,913)	(5,917,497)	(8,033,566)	(13,733,498)	(11,767,470)
Basic and Diluted Loss per Share	(0.09)	(0.10)	(0.15)	(0.29)	(0.29)
Weighted Average Number of Common Shares Outstanding	64,200,830	61,120,045	52,277,997	48,118,320	40,026,359

Except where otherwise indicated, all information extracted from or based on our Consolidated Financial Statements are presented in accordance with Canadian GAAP.

Dividends

No cash dividends have been declared nor are any currently expected to be declared. We anticipate that all available cash will be required to further our exploration activities for the foreseeable future. We are not subject to contractual restrictions respecting the payment of dividends.

Exchange Rates

Unless otherwise indicated, all reference to dollar ($ or C$) amounts in this Annual Report on Form 20-F are in Canadian dollars. References to US$ are to the United States dollar. The following table sets out the nominal noon exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the periods indicated. Rates of exchange are obtained from the Bank of Canada. Bank of Canada exchange rates are nominal quotations - not buying or selling rates - and are intended for statistical or analytical purposes. Rates available from financial institutions will differ. The noon exchange rate for the Canadian dollar against the U.S. dollar is calculated to reflect the trades that take place between 11:59 a.m. and 12:01 p.m.

Period End and Average - C$ vs. US$
	June 30,	June 30,	June 30,	June 30,	June 30,
	2010	2009	2008	2007	2006

Period End	0.9429	0.8602	0.9817	0.9404	0.8969
Average	0.9474	0.8575	0.9897	0.8831	0.8600

Monthly High and Low - C$ vs. US$
	June	May	April	March	February	January
	2010	2010	2010	2010	2010	2010

High for Month	0.9864	0.9900	1.0052	0.9938	0.9642	0.9780
Low for Month	0.9391	0.9218	0.9799	0.9470	0.9283	0.9350

As of June 30, 2010, the exchange rate to convert one Canadian dollar into the U.S. dollar was C$1.00 = US$0.9429.

B. Capitalization and Indebtedness

Not Applicable

C. Reasons for the Offer and Use of Proceeds

Not Applicable

D. Risk Factors

We are subject to a number of significant risks due to the nature of our business and the present stage of our business development. Readers should carefully consider the risks and uncertainties described below before deciding whether to invest in our Common Shares. Our failure to successfully address the risks and uncertainties described below could have a material adverse effect on our business, financial condition and/or results of operations, and the trading price of our Common Shares may decline and investors may lose all or part of their investment. We cannot give assurance that we will successfully address these risks or other unknown risks that may affect our business. Estimates of mineralized material are inherently forward-looking statements subject to error. Although Mineral Resource estimates require a high degree of assurance in the underlying data when the estimates are made, unforeseen events and uncontrollable factors can have significant adverse or positive impacts on the estimates. Actual results will inherently differ from estimates. The unforeseen events and uncontrollable factors include: geologic uncertainties including inherent sample variability, metal price fluctuations, variations in mining and processing parameters, and adverse changes in environmental or mining laws and regulations. The timing and effects of variances from estimated values cannot be accurately predicted.

The following risks should be considered:

Industry Risks

Mineral resource exploration and development is a high risk, speculative business.

Mineral resource exploration and development is a speculative business, characterized by a high number of failures. Substantial expenditures are required to discover new properties and to develop the infrastructure, mining and processing facilities at any site chosen for mining. Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any particular level of recovery or Mineral Reserves will in fact be realized by us or that any identified mineral deposit identified by us will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited.

Mineral exploration is subject to numerous industry operating hazards and risks, many of which are beyond our control and any one of which may have an adverse effect on our financial condition and operations.

The operations in which we have a direct or indirect interest will be subject to all the hazards and risks normally incidental to resource companies. Fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the industry operating risks involved in the operation of mines and the conduct of exploration programs. If any of these events were to occur, they could cause injury or loss of life, severe damage to or destruction of property. As a result, we could be the subject of a regulatory investigation, potentially leading to penalties and suspension of operations. In addition, we may have to make expensive repairs and could be subject to legal liability. The occurrence of any of these operating risks and hazards may have an adverse effect on our financial condition and operations, and correspondingly on the value and price of our Common Shares.

Metal prices have fluctuated widely in the past and are expected to continue to do so in the future which may adversely affect the amount of revenues derived from production of Mineral Reserves.

The commercial feasibility of our properties and our ability to arrange funding to conduct our planned exploration projects is dependent on, among other things, the price of gold and silver. Depending on the price to be received for any minerals produced, we may determine that it is impractical to commence or continue commercial production. A reduction in the price of gold or silver may prevent our properties from being economically mined or result in the write-off of assets whose value is impaired as a result of low precious metals prices.

Future revenues, if any, are expected to be in large part derived from the future mining and sale of gold and silver or interests related thereto. The prices of these commodities fluctuate and are affected by numerous factors beyond our control, including, among others:

  international economic and political conditions,

  expectations of inflation or deflation,

  international currency exchange rates,

  interest rates,

  global or regional consumptive patterns,

  speculative activities,

  levels of supply and demand,

  increased production due to new mine developments,

  decreased production due to mine closures,

  improved mining and production methods,

  availability and costs of metal substitutes,

  metal stock levels maintained by producers and others, and inventory carrying costs.

The effect of these factors on the price of precious and base metals cannot be accurately predicted. If the price of gold and silver decreases, the value of our assets would be materially and adversely effected, thereby materially and adversely impacting the value and price of our Common Shares.

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

Until a deposit is actually mined and processed, the quantity of Mineral Reserves, Mineral Resources and grades must be considered as estimates only. In addition, the quantity of Mineral Reserves and Mineral Resources may vary depending on, among other things, metal prices. Any material change in quantity of Mineral Reserves, Mineral Resources, grade, percent extraction of those Mineral Reserves recoverable by underground mining techniques or stripping ratio for those Mineral Reserves recoverable by open pit mining techniques may affect the economic viability of a mining project.

The recent events in global financial markets have had a profound impact on the global economy, in general and on the mining industry in particular.

Many industries, including the precious and base metal mining industry, are impacted by global market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, reduced consumer spending, increased unemployment rates, deteriorating business conditions, inflation, deflation, volatile fuel and energy costs, increased consumer debt levels, lack of available credit, changes in interest rates and tax rates may adversely affect our growth and profitability potential. Specifically:

  the global credit/liquidity crisis could impact the cost and availability of financing and our overall liquidity;

  the volatility of gold and silver prices may impact our future revenues, profits and cash flow;

  volatile energy prices, commodity and consumables prices and currency exchange rates impact potential production costs; and

  the devaluation and volatility of global stock markets impacts the valuation of our equity securities, which may impact our ability to raise funds through the issuance of equity.

These factors could have a material adverse effect on our financial condition and results of operations.

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

Company Risks

There is substantial doubt about our ability to continue as a going concern.

Kimber’s consolidated financial statements for the year ended June 30, 2010 have been prepared on the basis that the Company is a going concern, which contemplates the realization of its assets and the settlement of its liabilities in the normal course of operations.  The ability of the Company to continue as a going concern is uncertain and dependent upon obtaining the financing necessary to meet its financial commitments and to complete the development of its properties and/or realizing proceeds from the sale of one or more of the properties.  The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders, the ability of the company to obtain necessary equity financing to continue operations, confirmation of the Company’s interests in the underlying properties, and the attainment of profitable operations.

We face substantial competition within the mining industry from other mineral companies with much greater financial and technical resources and may not be able to effectively compete which would have an adverse effect on our financial condition and operations.

The mineral resource industry is intensively competitive in all of its phases, and we compete with many companies possessing much greater financial and technical research resources. Competition is particularly intense with respect to the acquisition of desirable undeveloped gold and silver properties. The principal competitive factors in the acquisition of such undeveloped properties include the staff and data necessary to identify, investigate and purchase such properties, and the financial resources necessary to acquire and develop such properties. Competition could adversely affect our ability to acquire suitable prospects for exploration in the future.

Our exploration efforts may be unsuccessful.

Resource exploration and, if warranted, development is a speculative business, characterized by a number of significant risks, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in volume and/or grade to return a profit from production.

There is no certainty that the expenditures that have been made and may be made in the future by us related to the exploration of our properties will result in discoveries of mineralized material in commercial quantities.

Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any particular level of recovery or Mineral Reserves will in fact be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Mineral Resource estimates are not indicative of actual gold and silver that can be mined.

If we are unable to develop acceptable overall gold and silver recovery levels, the Carmen deposit may not be a viable project and we will have to continue to explore for a viable deposit or cease operations.

Recovery levels for gold and silver are based upon metallurgical testing of samples taken from drill samples. Numerous factors may affect the recoverability of gold and silver from any given rock and tests of such samples may not be representative of recoveries to be obtained from the entire deposit. Our overall silver metallurgical recoveries may not be adequate for the Carmen deposit to be commercially viable.

We have a limited history as an exploration company and do not have any experience in putting a mining project into production.

We have only been actively engaged in Mineral Resource exploration since 1999. We do not hold any Mineral Reserves and do not generate any revenues from production. Our success will depend largely upon our ability to locate and develop commercially viable Mineral Reserves, which may never happen. Further, putting a mining project into production requires substantial planning and expenditures and we do not have any experience in taking a mining project to production. As a result of these factors, it is difficult to evaluate our prospects, and our future success is more uncertain than if we had a longer or more proven history.

We expect to continue to incur losses and may never achieve profitability, which in turn may harm the future operating performance and may cause the market price of our Common Shares to decline.

We have incurred net losses every year since inception on March 31, 1995 and as of June 30, 2010 had an accumulated deficit of $19,995,391. We incurred a net loss of $4,126,614 for the year ended June 30, 2010 and $2,391,005 for the year ended June 30, 2009. We currently have no commercial production and have never recorded any revenues from mining operations. We expect to continue to incur losses, and will continue to do so until such time, if ever, as our properties commence commercial production and generate sufficient revenues to fund continuing operations.

The development of new exploration or, if warranted, mining operations will require the commitment of substantial resources for operating expenses and capital expenditures, which may increase in subsequent years as we add, as needed, consultants, personnel and equipment associated with advancing exploration, development and commercial production of our properties. The amounts and timing of expenditures will depend on the progress of ongoing exploration and development, the results of consultants’ analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture or other agreements with others in the future, our acquisition of additional properties, and other factors, many of which are unknown today and may be beyond our control. We may never generate any revenues or achieve profitability. If we do not achieve profitability we will have to raise additional funds through future financings or shut down our operations.

Our title to our mineral properties and their validity may be disputed in the future by others claiming title to all or part of such properties.

Our properties consist of various mining concessions in Mexico. Under the Mexican law, the concessions may be subject to prior unregistered agreements or transfers, which may affect the validity of our ownership of such concessions.

A claim by a third party asserting prior unregistered agreements or transfer on any of our mineral properties could have an adverse effect on the Company. Even if a claim is unsuccessful, it may potentially affect our current operations due to the high costs of defending against such claims and their impact on senior management's time.

Our properties are located in Mexico, which can lead to difficulty with changes in political conditions and regulations, currency exchange, in obtaining financing, finding and hiring qualified people or obtaining all necessary services for our operations in Mexico.

All of our properties, including our Monterde Property, are located in Mexico. Mexico has in the past been subject to political instability, changes and uncertainties, which, if they were to arise again, could cause changes to existing governmental regulations affecting mineral exploration and mining activities. Our mineral exploration and mining activities in Mexico may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase the costs related to our activities or maintaining our properties. In addition, recent increases in kidnapping and violent drug related criminal activity in Mexico, and in particular Mexican States bordering the United States, may adversely affect our ability to carry on business safely.

The cost of exploration and future capital and operating costs are affected by foreign exchange rates for the Canadian dollar, United States dollar and Mexican peso. Fluctuations in foreign exchange rates for the United States dollar and Mexican peso versus the Canadian dollar could lead to increased costs reported in Canadian dollars or foreign exchange losses in respect to United States dollar or Mexican peso working capital balances held by us. There can be no assurance that foreign exchange fluctuations will not materially adversely affect our financial performance and results of operations.

It may be difficult for us to obtain necessary financing for our planned exploration or development activities because of their location in Mexico. Also, it may be difficult to find and hire qualified people in the mining industry who are situated in Mexico or to obtain all of the necessary services or expertise in Mexico or to conduct operations on our projects at reasonable rates. If qualified people and services or expertise cannot be obtained in Mexico, we may need to seek and obtain those services from people located outside of Mexico which will require work permits and compliance with applicable laws and could result in delays and higher costs to us to conduct our operations in Mexico.

The occurrence of the various foregoing factors and uncertainties cannot be accurately predicted and could have an adverse effect on our operations or future profitability.

We originally contemplated an open pit mining operation on the Carmen deposit, however we are currently contemplating the possibility of a combined open pit and underground mining operation, the effect of which, if it were to proceed to production, would expose us to increased costs, potential time delays and risks to underground workers.

The change in concept from an open pit to a combined open pit and underground mining operation would, if we proceed on this basis, expose us to the inherent risks of underground mining including increased costs, time delays in developing underground operations and safety issues. The development of any mine plan and feasibility study must take these factors into consideration and may negatively impact the viability of the project. If the Carmen deposit is not a viable project as a combined open pit/underground mine we would have to continue to explore for a viable deposit or cease operations.

We are subject to numerous government regulations which could cause delays in carrying out our operations, and increase costs related to our business.

Our mineral exploration and development activities are subject to various laws and regulations governing operations, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail exploration, development or production. Amendments to current laws and regulations governing operations, or more stringent implementation thereof could substantially increase the costs associated with our business or prevent us from exploring or developing our properties.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on us and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Activities are subject to environmental laws that may increase costs and restrict operations.

All of our exploration activities are in Mexico and are subject to regulation by governmental agencies under various environmental laws. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations and future changes in these laws and regulations may require significant capital outlays and may cause material changes or delays in our operations and future activities. It is possible that future changes in these laws or regulations could have a significant adverse effect on the viability of the Monterde Property and the Carmen deposit or some other portion of our business, causing a re-evaluation of those activities.

We have not completed an environmental impact statement, nor have we received the necessary permits for water or explosives to conduct mining operations.

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

Failure to obtain the necessary permits would adversely affect progress of our operations and would delay the beginning of commercial operations.

The Monterde Property is located in the Sierra Madre mountains of Mexico which have been subject to episodes of unusually high rainfall in past years resulting in washouts and erosion of soil. Continuing increased rainfall may result in increased costs and delays in operations.

Seasonal rains are a factor that must be considered when carrying on operations in areas such as the Sierra Madre where excessive rain fall may hamper operations. Some other companies carrying on operations in areas of heavy seasonal rains have been severely impacted by the rainfall and on occasion have been required to cease operations. If our operations are severely impacted by the weather, then we may be required to carry out remedial work and/or cease operations until the seasonal rains come to an end.

We depend on key personnel for critical management decisions and industry contacts but do not maintain key person insurance.

We are dependent on a relatively small number of key personnel, the loss of any of whom could have an adverse effect on our operations.

Our success is dependent to a great degree on our ability to attract and retain highly qualified management personnel. The loss of such key personnel, through incapacity or otherwise, would require us to seek and retain other qualified personnel and could compromise the pace and success of our exploration activities. We do not maintain key person insurance in the event of a loss of any such key personnel.

We do not have a full staff of technical people and rely upon outside consultants to provide critical services.

We have a relatively small staff and depend upon our ability to hire consultants with the appropriate background and expertise as they are required to carry out specific tasks. Our inability to hire the appropriate consultants at the appropriate time could adversely impact our ability to advance our exploration activities.

Certain of our directors also serve as officers and/or directors of other mineral resource companies, which may give rise to conflicts.

Certain of our directors and officers are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time. See ITEM 6. A. DIRECTORS SENIOR MANAGEMENT AND EMPLOYEES - Directors and Senior Management.

Our business involves risks for which we may not be adequately insured, if we are insured at all.

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks. We do not currently have insurance against all such risks and may decide not to take out insurance against all such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of our securities.

Our activities are subject to environmental liability, which would have an adverse effect on our financial condition and operations.

We are not aware of any claims for damages related to any impact that our operations have had on the environment but we may become subject to such claims in the future. An environmental claim could adversely affect our business due to the high costs of defending against such claims and its impact on senior management's time.

A shortage of supplies and equipment could adversely affect our ability to operate our business.

We are dependent on various supplies and equipment to carry out our operations. The shortage of such supplies, equipment and parts could have a material adverse effect on our ability to carry out our operations and therefore have a material adverse effect on the cost of doing business.

Risks Related to Our Common Shares

If Kimber ceases to be a “smaller reporting company” in future financial years, we will be required to obtain an auditor’s attestation on the effectiveness of our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002, any adverse results from such attestation could result in a loss of investor confidence in our financial reports and have an adverse effect on the price of our Common Shares.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we have furnished a report by management on our internal control over financial reporting. Such report contains, among other matters, an assessment of the effectiveness of our internal control over financial reporting, including a statement as to whether or not our internal control over financial reporting is effective.

Deloitte & Touche LLP, Kimber’s Independent Registered Chartered Accountants, have audited the consolidated financial statements of Kimber for the year ended June 30, 2010, and although we are a non-accelerator filer and not required to do so, we have engaged Deloitte & Touche LLP to audit the effectiveness of internal control over financial reporting as of June 30, 2010. Deloitte & Touche LLP have issued a report on the internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States).

In future years, if we cease to be a “smaller reporting company” under the Securities and Exchange Act of 1934 we will be required to have our auditor attest. If during the evaluation and testing process by our auditor, the auditor may identify one or more material weaknesses in our internal control over financial reporting, and the auditor will be unable to attest that such internal control is effective. If our auditor is unable to attest that our internal control over financial reporting is effective, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have a material adverse effect on our common share price.

Failure to comply with Section 404 of the Sarbanes-Oxley Act of 2002 may make it more difficult for us to obtain some insurance products, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage and/or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on its board of directors, on committees of its board of directors, or as executive officers.

We will need to raise additional capital through the sale of our securities, resulting in dilution to the existing shareholders, and if such funding is not available, our operations would be adversely effected.

We do not generate any revenues from production and do not have sufficient financial resources to undertake by ourselves all of our planned exploration programs. We have limited financial resources and have financed our operations primarily through the sale of our securities such as common shares. We will need to continue our reliance on the sale of our securities for future financing, resulting in potential dilution to existing shareholders.

Further exploration programs will depend on our ability to obtain additional financing which may not be available under favourable terms, if at all. If adequate financing is not available, we may not be able to commence or continue with our exploration programs.

Future sales of our Common Shares into the public market by holders of our options and warrants may lower the market price, which may result in losses to our shareholders.

As of June 30, 2010, we had 68,010,586 Common Shares issued and outstanding. In addition, as of June 30, 2010, 4,705,715 Common Shares were issuable upon exercise of outstanding stock options, all of which may be exercised in the future resulting in dilution to our shareholders. Of these amounts, our senior officers and directors own, as a group, 5,839,456 Common Shares (8.59%), stock options to acquire an additional 3,500,715 Common Shares. As of June 30, 2010 we may issue stock options to purchase an additional 1,879,010 Common Shares, (2.76%) under our existing stock option plan. Most of these Common Shares, including the Common Shares to be issued upon exercise of the outstanding options, are freely tradable.

Our 2007 stock option plan (the “2007 Plan”) provides for the reservation of a rolling 10% of the issued and outstanding Common Shares from time to time for the issuance of stock options, provided that the number reserved for issue is reduced by the number of options outstanding pursuant to the 2002 Plan. As of June 30, 2010, an additional 216,333 Common Shares (0.32% of the issued and outstanding Common Shares) can be reserved for issue under our 2007 Plan upon an additional listing application being made to and approved by the TSX and NYSE Amex.

In addition, as of June 30, 2010 there were 2,000,000 outstanding warrants to purchase our Common Shares at an exercise price of $1.80 per share.

Sales of substantial amounts of our Common Shares into the public market, by our officers or directors or pursuant to the exercise of options or warrants, or even the perception by the market that such sales may occur, may lower the market price of our Common Shares.

We have no history of paying dividends, do not expect to pay dividends in the immediate future and may never pay dividends.

Since incorporation, we have not paid any cash or other dividends on our Common Shares and do not expect to pay such dividends in the foreseeable future, as all available funds will be invested primarily to finance our mineral exploration programs.

Risks For U.S. Holders

U.S. investors may not be able to enforce their civil liabilities against us or our directors and officers.

It may be difficult to bring and enforce suits against us, because we are incorporated and situated in the Province of British Columbia, Canada and do not have assets located in the United States. With the exception of three (3) directors who are residents of the United States, our officers and directors are residents of British Columbia and Ontario, having all or a substantial portion of their assets located outside of the United States. As a result, it may be difficult for our U.S. shareholders to effect service of process on us or these persons within the United States or to enforce judgements obtained in the United States based on the civil liability provisions of the U.S. federal securities laws against us or our officers and most of our directors. In addition, our U.S. shareholders should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us, our officers or directors predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us, our officers or directors predicated upon the U.S. federal securities laws or other laws of the United States.

As a foreign private issuer, our shareholders may have less complete and timely data.

We are a “foreign private issuer” as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our equity securities are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 of the Exchange Act.

Therefore, we are not required to file a Schedule 14A proxy statement in relation to the annual meeting of shareholders. The submission of proxy and annual meeting of shareholder information on Form 6-K may result in shareholders having less complete and timely information in connection with shareholder actions. The exemption from Section 16 rules regarding reports of beneficial ownership and purchases and sales of Common Shares by insiders and restrictions on insider trading in our securities may result in shareholders having less data and there being fewer restrictions on insiders’ activities in our securities.

We believe we were a Passive Foreign Investment Company during the fiscal year ended June 30, 2010 and may qualify as a Passive Foreign Investment Company in subsequent years, which could have negative consequences for U.S. investors.

Potential investors who are U.S. taxpayers should be aware that we believe that we were a Passive Foreign Investment Company (a “PFIC”) for our most recent taxable year and based on current business plans and financial projections, may qualify as a PFIC in subsequent years. See ITEM 10. E. ADDITIONAL INFORMATION - Taxation - Certain United States Federal Income Tax Considerations. If we are a PFIC for any year during a U.S. taxpayer’s holding period, then such U.S. taxpayer generally will be required to treat any so-called “excess distribution” received on our Common Shares, or any gain realized upon a disposition of Common Shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a valid qualified electing fund (a “QEF”) election or a mark-to-market election with respect to our Common Shares. In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of our net capital gain and ordinary earnings for any year in which we are a PFIC, whether or not we distribute any amounts to our shareholders. A QEF election will only be effective if we provide certain information to the U.S. holders. There can be no assurances we can, or will comply with these requirements. A U.S. taxpayer who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer’s tax basis therein.

If we are (or has been) a PFIC and at any time we have a non-U.S. corporate subsidiary that is a PFIC, U.S. Holders generally would be deemed to own, and also would be subject to the PFIC rules with respect to, their indirect ownership interests in any such lower-tier PFIC. A mark-to-market election under the PFIC rules with respect to Kimber would not apply to a lower-tier PFIC, and a U.S. Holder would not be able to make such an election with respect to our indirect ownership interest in any lower-tier PFIC.

Differences in U.S. and Canadian reporting of Mineral Reserves and Mineral Resources

Our Mineral Reserve and Mineral Resource estimates are not directly comparable to those made in filings subject to SEC reporting and disclosure requirements, as we generally report Mineral Reserves and Mineral Resources in accordance with Canadian practices. These practices are different from those used to report Mineral Reserve and Mineral Resource estimates in reports and other materials filed with the SEC. It is Canadian practice to report Measured, Indicated and Inferred Mineral Resources, as defined in NI-43-101, which are not permitted in disclosure filed with the SEC by United States issuers. In the United States, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the Mineral Reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated Mineral Resources will ever be converted into Mineral Reserves.

Further, "inferred Mineral Resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC permits issuers to report "resources" only as in-place tonnage and grade without reference to unit of metal measures.

Accordingly, information concerning descriptions of mineralization, Mineral Reserves and Mineral Resources contained in this Annual Report on Form 20-F may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

See the “Cautionary Note to U.S. Investors Regarding Mineral Reserve and Mineral Resource Estimates” above.

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

We became a reporting issuer in the provinces of British Columbia and Alberta on June 5, 2002 and our Common Shares and July 12, 2002 Warrants were listed on the TSX Venture Exchange and commenced trading on July 16, 2002. We voluntarily delisted our Shares from the TSX Venture Exchange at the end of trading on June 17, 2004 and our Shares were listed and commenced trading on the TSX on June 18, 2004. We are also a reporting issuer in the Province of Ontario. On July 21, 2005 we filed an amended Form 20-F Registration Statement with the SEC and subsequently applied for and were listed on the American Stock Exchange (now the NYSE Amex). Trading on the American Stock Exchange commenced on December 22, 2005.

Our head office and registered and records office are located at Suite 215 - 800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6. Telephone: (604) 669-2251. The fiscal and head office of Minera Monterde, S. de R.L. de C.V. (“Minera Monterde”), Kimber Resources de Mexico, S.A. de C.V. (“Kimber Resources de Mexico”) and Minera Pericones, S.A. de C.V. (“Minera Pericones”), our wholly owned subsidiaries, are located at Calle la Salle # 3230, Fracc. Lomas la Salle, Chihuahua, Chihuahua, CP 31214, Mexico Telephone: 52-614-410-8344.

Kimber Resources de Mexico and Minera Pericones, also have a corporate office at Blvd. Marina Mazatlán No. 2302, Oficina 36 Marina Mazatlán, Mazatlán, Sinaloa, México, C.P. 82103

Our principal capital expenditures since inception relate to our mineral properties in Mexico. At June 30, 2010, we had a balance of $42,647,361 in unproven mineral right interest costs relating to expenditures on the Monterde mineral property. During the fiscal year ended June 30, 2010, we incurred $2,397,935 in mineral property acquisition and exploration expenditures on the Monterde Property (the “Property”) ($164,030 for acquisition; $2,233,905 on exploration). During the fiscal year ended June 30, 2010, we incurred expenditures on our other properties in Mexico, being the Setago Property ($6,901 for acquisition; $26,199 on exploration) and the Pericones Property ($21,256 for acquisition; $620,918 on exploration). However, during the current year, the decision was made to discontinue near term exploration activities on the Setago and Pericones properties based on Kimber’s exploration priorities at Monterde. Capitalized expenditures in the amount of $1,245,170 at the Pericones property and $124,363 at the Setago property were written off during the current year.

Planned expenditure for the Monterde Property from September 1, 2010 to June 30, 2011 is expected to total approximately US$5,000,000, subject to availability of funding. There are no significant expenditures planned for the Pericones or Setago properties, for the period September 1, 2010 to June 30, 2011 given the priorities at the Monterde Property

B. Business Overview

We are a British Columbia, Canada, based junior mineral resource company engaged in the acquisition, exploration and development of mineral resource properties. Where management determines that it is in our best interest, joint venture partners may be sought to further explore and/or develop certain properties. We are in the process of exploring our mineral properties located in Mexico and have yet to determine whether any of these properties contain Mineral Reserves that are economically recoverable. Refer to ITEM 4. D. INFORMATION ON KIMBER - Property, Plants and Equipment for a description of each of these mineral properties.

All of the properties in which we currently hold interests are without a known body of commercial ore. We are an exploration stage company and there is no assurance that a commercially viable mineral deposit exists on any of its mineral properties. Further exploration is required before a final evaluation as to the economic and legal feasibility can be determined.

As of June 30, 2010 we had incurred $42,647,361 on the acquisition, exploration of the Monterde Property, of which Atna funded $444,628. During the last five financial years ended June 30, 2010 we carried out a program of reverse circulation drilling, diamond core drilling, trenching and sampling on the Monterde Property. In addition, as of June 30, 2010 we had incurred $124,363 on the acquisition and exploration of the Setago Property and $1,245,170 on the acquisition and exploration of the Pericones Property. These expenditures were written off during the year ended June 30, 2010.

Management

During the year ended June 30, 2010 we did not have any management changes.

Mining and Environmental Regulations in Mexico

Under the Mexican Constitution and the mining and environmental laws of Mexico, all mining projects are subject to Federal legal control; State and Municipal governments have small participation in the permitting process. This control is exercised from the exploration phase through the closure phase of a mining project. Prior to the initiation of exploration activities, concession owners are required to file a notice of commencement of exploration activities in conformity with Mexican Official Norm 120 (NOM-120); prior to initiation of construction activities (and also in some more intrusive exploration activities), mining projects are required to apply for and obtain an environmental impact authorization and a land use permit from the Mexican Federal environmental agency SEMARNAT (Secretaria de Medio Ambiente y Recursos Naturales). This requires the presentation of an environmental impact manifest and a technical study which deals with the impacts, the environmental mitigation, and habitat compensation to the satisfaction of the authorities having environmental jurisdiction.

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

Seasonal changes do not have a material impact on our exploration expenditures

C. Organizational Structure

We beneficially own all of the corporate participation units in the capital stock of Minera Monterde, S. de R.L. de C.V. Currently, we hold 2,997 corporate participation units of Minera Monterde and Gordon Cummings, our President and CEO, holds three (3) corporate participation units on our behalf. The nominal value of the corporate participation units of Minera Monterde is one Mexican nuevo peso each.

Minera Monterde is a Mexican mining enterprise that was formed under the laws of Mexico on January 21, 2000 as a limited liability partnership with variable capital stock. The fiscal and head office of Minera Monterde is located at Calle la Salle # 3230, Fracc. Lomas la Salle, Chihuahua, Chihuahua State CP 31214, Mexico.

Kimber Resources de Mexico is a Mexican subsidiary that was formed under the laws of Mexico on March 16, 2005 as a limited liability mercantile corporation for the purposes of hiring employees, contractors and equipment and supplying them to Minera Monterde and Minera Pericones. Currently, we hold 49,999 shares of Kimber Resources de Mexico and Gordon Cummings holds one (1) share on our behalf. The fiscal and head office of Kimber Resources de Mexico is located at Calle la Salle # 3230, Fracc. Lomas la Salle, Chihuahua, Chihuahua State, CP 31214, Mexico. Its corporate office is located at Blvd. Marina Mazatlán No. 2302, Oficina 36 Marina Mazatlán, Mazatlán, Sinaloa, México, CP 82103.

Minera Pericones is also a Mexican subsidiary that was formed under the laws of Mexico on December 16, 2005 as a limited liability mercantile corporation for the purposes of owning the Pericones Property. Currently, we hold 49,999 shares of Minera Pericones and Gordon Cummings holds one (1) share on our behalf. The fiscal and head office of Minera Pericones is located at Calle la Salle # 3230, Fracc. Lomas la Salle, Chihuahua, Chihuahua State, CP 31214, Mexico. Its corporate office is located at Blvd. Marina Mazatlán No. 2302, Oficina 36 Marina Mazatlán, Mazatlán, Sinaloa, México, CP 82103.

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

We are an “exploration stage company”, as our properties are currently in the exploratory stage. In order to determine if a commercially viable mineral deposit exists in any of our properties further geological work will need to be done and a final evaluation based upon the results obtained to conclude economic and legal feasibility.

The Monterde Property

The Monterde Property consists of the Monterde Concessions, the El Coronel Concessions, the Staked Concessions and the San Francisco concession, a total of 35 mineral concessions, all as described in the following Table 1. See Figure 1 for reference to the Montrede Property location in Mexico and Figure 2 and Figure 3 for the location of individual concessions.

Our primary objective is the development of the Carmen, Veta Minitas and Carotare deposits and the exploration of the rest of the Monterde Property located in the Monterde Mining District in the western part of the state of Chihuahua, Mexico. The Carmen, Veta Minitas and Carotare deposits are located in the Group 1 concession group seen below in Table 1 and Figure 2.

Our principal targets on the Monterde Property are commercially viable mineral deposits extractable by open-pit and underground mining methods, where gold and silver are amenable to extraction by heap leaching and/or conventional milling.

Table 1
THE MONTERDE PROPERTY

Monterde Concessions

Concession	Title	Area in	Expiry Date
Name	Number	Hectares	(mo/day/year)

Group 1 Concessions
Monte Verde	209794	26.0000	08/08/2049
Los Hilos	209793	6.0000	08/08/2049
El Carmen	210811	11.0000	11/29/2049
El Carmen II	209795	22.0000	08/08/2049

Group 2 Concessions
Anexas de Guazapares	212541	20.0000	10/30/2050

Group 3 Concessions
Anexas de Guazapares [1]	112692	90.0000	04/08/2011

Group 4 Concessions
Ampliacion Guadalupe	226011	59.0799	11/14/2055

Concession	Title	Area in	Expiry Date
Name	Number	Hectares	(mo/day/year)

El Coronel Concessions

La Bonanza	192039	98.2751	12/18/2041
Montaña de Oro	205334	183.0045	08/07/2047
La Verde	217341	195.0000	07/01/2052
La Flor de Oro	217342	148.1485	07/01/2052
San Cristobal	217344	196.1159	07/01/2052
El Carmen [2]	217345	10.8835	07/01/2052
Merlin	217346	3.9176	07/01/2052
La Morena	217348	53.5533	07/01/2052
La Malinche	217347	248.1107	07/01/2052
Bola de Oro	216991	100.6203	06/04/2052
Venadito II	217349	167.8195	07/01/2052

Staked Concessions

Stratus	219869	45.1100	04/24/2053
Dakota	219107	74.2600	02/06/2053
Rubia	223447	780.4720	01/10/2055
Rubia Fraccion 1	223448	23.4900	01/10/2055
Rubia Fraccion 2	223449	0.4950	01/10/2055
Los Abuelos Frac. Oeste	218532	0.9416	11/21/2052
Los Abuelos Frac. Este	218533	0.1974	11/21/2052
Rubia 2	226555	11,360.3100	01/26/2056
Rubia 2 Fraccion 2	226556	1.0214	01/26/2056
Rubia 3	226371	15,258.0241	01/12/2056
Rubia 4	226372	1.7752	01/12/2056
Rubia 5 Fraccion 1	226538	12.8394	01/25/2056
Rubia 5 Fraccion 2	226539	4.0546	01/25/2056
Rubia 5 Fraccion 3	226540	35.2419	01/25/2056

San Francisco Concession
San Francisco	216013	30,0000	04/01/2052

	Total Area:	29,296.4096	hectares

1 An application for a 50 year extension of this concession has been made.
2 This concession is a different concession from the El Carmen concession referred to in the Group 1 Concessions.

In late 1999, we pursued the acquisition of options on the Monterde Concessions with the assistance of Thorne International Ltd. (“Thorne”), a Virginia, U.S.A. corporation, and Minera Ayutla, S.A. de C.V. (“Ayutla”), a Mexican corporation. Thorne and Ayutla have the right to acquire certain of the Monterde Concessions that we may decide to abandon in the future.

By agreement dated June 20, 2003 Minera Monterde acquired registered title to the Group 1 Concessions, subject to making semi-annual payments until August 14, 2005. We made the final payment for this group of concessions on August 14, 2005. The total amount paid for the acquisition of the Group 1 Concessions was US$721,000.

By agreement dated June 20, 2003, Minera Monterde acquired registered title to the Group 2 Concessions, subject to making semi-annual payments until August 14, 2005. We made the final payment for this group of concessions on August 14, 2005. The total amount paid for the acquisition of the Group 2 Concessions was US$190,700.

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

Pursuant to an agreement dated November 16, 2000 between Kimber and Atna Resources Ltd. Atna obtained an option to acquire the Monterde Property and funded the early exploration on the Monterde Property. After making certain payments and paying us US$261,840 to carry out the exploration program Atna elected to terminate its option agreement effective May 16, 2001.

By agreement dated September 8, 2003 Minera Monterde acquired title to the El Coronel Concessions, subject to making semi-annual payments until August 14, 2006. Kimber made the final payment on July 31, 2006. The total amount paid for the acquisition of the El Coronel Concessions was US$1,000,000.

On November 17, 2009 Minera Monterde entered into an agreement with Javier Orpinel Guerra to acquire the San Francisco mining concession for a total acquisition price of US$75,000. US$15,000 was paid upon execution of the agreement and the balance of US$60,000 to complete the acquisition was paid on January 15, 2010.

Monterde Property Payments

All taxes on the concessions making up the Monterde Property have been paid and are current. All of the payments due in respect of the purchase of the Monterde Property had been paid and no future purchase payments are payable.

Monterde Property Description and Location

The Monterde Property is located in the Sierra Madre mountains of southwestern Chihuahua State. It is located at approximate geographic coordinate’s 27°35.5' North latitude, 108° 05' West longitude, in Guazapares Municipality, approximately 260 road kilometres southwest of Chihuahua, Mexico.

Refer to Figure 1 and Figure 4 for the location and directions to the Monterde Property in Mexico and Figure 2 and Figure 3 for the location of individual concessions.

Figure 1

Monterde Project Location Map
September 2010

Phoenix
United States
Tucson
El Paso
Mexico
Sonora
Chihuahua
Gulf of California
Hermosillo
Chihuahua
16
MONTERDE
SETAGO
Santa Rosalía
Loreto
Durango
La Paz
Durango
Cabo Falso
Mazatlán
0
200km

Figure 2

Land Status – Core Concessions
September 2010

3,059,000 N
RUBIA 2
13a
14
13d
Ejido OCOVIACHI
Ejido MONTERDE
13a
7
25
23
Ejido OCOVIACHI
Ejido MONTERDE
15
5a
5c
5d
24
9
5b
13c
16
17
22
4
2
784,000 E
791,000 E
21
12a
6
12b
8
11
10
20
13a
LA FORTUNA
18
19
Carmen Resource area
Veta Minitas
Resource area
9
Carotare Resource area
3,052,000 N

KEY:

STAKED MINERAL CONSESSIONS
- 7 - DAKOTA
- 8 - STRATUS
- 9 - RUBIA
- 10 - RUBIA FRACTION-1
- 11 - RUBIA FRACTION-2
- 12a - LOS ABUELOS FRAC OESTE
- 12b - LOS ABUELOS FRAC ESTE
- 13a -c - RUBIA 2,3&4
- 13d - RUBIA 2 FRACCION 2
- 13e-g RUBIA 5 FRACCION 1,2&3

SAN FRANCISCO MINERAL CONSESSION
- 25 - SAN FRANCISCO

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
- 4 - EL CARMEN II
- 5a-d - A. DE GUAZAPARES
- 6 - AMPLIACION GUADALUPE

Modified from Hitchborn and Richards, 2003

Kimber Resources Inc.
MONTERDE PROJECT
LAND STATUS - CORE CONCESSIONS
Figure 2
July 2010

Figure 3

Monterde Project Claim Holdings as of
September 2010

Figure 4

Access to the Monterde Property
September 2010

Monterde Surface Rights Agreements

By agreement dated July 13, 2003 (an “Ocupación Temporal”), as amended from time to time, between Minera Monterde and the Ejido Monterde the right to use and occupy land under the control of the Ejido Monterde for exploration and mining purposes was granted to Minera Monterde for a term of 30 years, subject to the payment of annual rent commencing 30 days following the commencement of commercial production. The rent is to be determined by the Commission for the Appraisal of National Property under the National Property Act of Mexico (“INDAABIN”). The areas to be used for exploration and mining presently cover a total of 11,007 hectares of land.

By agreement dated May 7, 2006 (an “Ocupación Temporal”) between Minera Monterde and the Ejido Ocobiachi the right to use and occupy land under the control of the Ejido Ocobiachi for exploration and mining purposes was granted to Minera Monterde for a term of 30 years, subject to the payment of annual rent commencing 30 days following the commencement of commercial production. The rent is to be determined by INDAABIN. Prior to that Minera Monterde has the obligation to provide community services to the Ejido for the improvement of the community infrastructure and the betterment of the community as a whole in an amount of not less than US$40,000 per year. The areas to be used for exploration and mining presently cover a total of 2,184 hectares of land. Procedural omissions in the manner in which the Ejido called the meeting to approve the May 7, 2006 agreement necessitate the calling of a new meeting and the ratification of the existing agreement or the approval of a new agreement. The meeting for this purpose has not yet been called.

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

We are currently operating with Cambio de Uso (change in use of land) permits, granted by SEMARNAT which allow us to undertake exploration activities in specified locations. Cambio de Uso permits are valid for three years and are renewable.

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

As of the date of this Annual Report, we have not applied for an explosives permit required for full-scale blasting operations from the Mexican National Defence Secretariat. Once our operations require the permit, we will construct a powder magazine based on projected need or usage and we will apply for the permit.

As of the date of this Annual Report, we have not obtained a water rights concession from the National Water Commission, the regulatory body of the Government of Mexico that issues permits for water extraction. Under Mexican aquifer laws selected land areas do not require water rights permits for mining purposes. As our Monterde Property is located in a designated non-controlled aquifer, water from our mining concessions is available for our use.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the Monterde Property is by approximately 230 km of paved highway via state Route 16 from the city of Chihuahua, the regional centre and nearest airport, to La Junta, south from La Junta to San Pedro, then from San Pedro to Creel. The paved Divisadero Highway connects Creel to San Rafael. A logging road leads to the Temoris Junction, a distance of 11 kilometres. Straight through the junction, a further 20 kilometres of logging road leads to a sign to make a left turn and a further 6 kilometres along this road leads to the site. Refer to Figure 4 for road access directions to the Monterde Property from San Rafael.

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

The region is one of deeply incised plateaus with elevations ranging from 2,000 metres to over 2,400 metres. Topography is locally steep, with a relatively high density of canyons and watercourses. Numerous annual streams traverse the area. The Monterde area is forested with a variety of conifers; the predominant specie is Ponderosa pine. Arbutus is locally seen. Other tree species include oak, alder, and various poplars. Shrubs include manzanita, magnolias, wild rose and numerous additional plants. Two plant types of limited distribution are maguey and cacti, noted at scattered locales.

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

The climate is marked by dry, cold winters and a distinct rainy season. During the winter, the Monterde Property receives snow to depths of one metre on occasion. Most of the snow falls from December to mid-February. Temperature during the winter is variable, daytime highs range from 0 to 20 degrees Celsius, morning lows from -20 degrees to 5 degrees Celsius. Temperatures during the summer, or rainy season, are moderate and range from 10 to 20 degrees Celsius.

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

In September 2006 we engaged an earth sciences engineering firm to advise on water surface management and erosion mitigation. Measures implemented included re-sloping and decommissioning drill pads and exploration roads; installing gabion barriers, culverts, berms, cross-drains, fords, french drains, silt fences, and jute matting. Non-invasive, indigenous saplings (2,750) were planted and hay, grass seeds, and manure were spread over cleared areas. In 2009 Kimber constructed numerous gabions and erosion control structures at the suggestion of our environmental consultant in accordance with SEMARNAT regulations.

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

History and Previous Work

Historic reports, copies of which have been obtained by us, indicate production of gold and silver ores from the Monterde Property was underway during the period 1937 to 1944. The reports indicate that the production was from two underground mines located on adjacent shears and total ore production was 68,000 tonnes grading 19.29 g/t gold and 311.5 g/t silver at a cut off grade of 15.0 g/t gold. The historic records indicate all of the ore produced was oxide and mining depths were greater than 250 metres vertical.

The early reports state that the ore was processed in a 25 ton per day mill and gold and silver were extracted through cyanidation. Based on the production records of tonnes mined and ounces of gold and silver sold, the gold recovery is estimated at 85% to 90% and silver recovery at 65% to 70%.

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

In the fall of 1999 we began negotiations with the owners of the Monterde Concessions. Option agreements between Minera Monterde and the owners were signed in February 2000.

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

The Carmen deposit is oxidized to at least three hundred metres vertical depth. Figure 5 presents the generalized geologic map of the Monterde District. Figure 6 is a geological cross section through the Carmen deposit and adjacent area and Figure 7 shows the stratigraphic column. .

LEGEND
Upper Cretaceous to Lower Tertiary
Alteration
Structure
Pandora
Carotare
El Orito Norte
El Orito
Dome Fault
Los Hilos
Cocos
Cob
Carmen
Dome 2
Dome3
Veta Minitas
TxTL
Tbx
WLT
FTb
Pfq
Pfg
LVSa
LEVEL "3"
3056000
3055000
786000
787000
788000
Modified from Hitchborn and Richards, 2001
Kimber Resources Inc.
MONTERDE PROJECT
MONTERDE DISTRICT - GEOLOGY AND MINERALIZATION
FIGURE 5
August, 2010

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

The Monterde District is located at a structural intersection. Examination of the Landsat imagery on Monterde shows two distinct lineament trends, northwest and northeast. These features have been mapped at 1:5000 scale. At this scale the two structural trends are well marked by outcrop mapping, prospect pits and underground workings. The Landsat image is too large to be included in this report. It is retained in the Kimber Vancouver office.

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

As a generalization, the mineralized structures parallel to the Carmen trend approximately 290 - 295 degrees and dip steeply northerly from 69 to 85°, and the splays trend 342 to 348°, dipping steeply to the east. These shears are well documented by surface and underground mapping, and contain several parallel vein structures containing gold-silver mineralization.

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
AND
Andesite
AND

Minera Monterde

Stratigraphic Column

Figure 7

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

The areas of alteration define zones of potential economic gold-silver mineralization including, Carmen Deposit, Veta Minitas, and Carotare deposits.

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

Visible gold has been seen in drill core in 2008 and has been observed in polished sections in 1 to 5 micron sized particles as noted in Northcote (2002), and as electrum McLeod (2003). Silver has been seen is 30-40 micron rounded masses within the volcanic matrix, and as silver sulphosalts in micron sized inclusions in coarser sulphides, (pyrite, chalcopyrite, sphalerite). There is no known placer gold associated with the Monterde District.

Deposit Type

Based on the host lithologies and mapped alteration assemblages, the Monterde Property deposits are classified as a low sulphidation, volcanic hosted, structurally controlled epithermal gold-silver. The presence of hypogene argillic alteration and banded quartz veins with a chalcedonic, waxy lustre, underlain by phyllic alteration, suggests that the Monterde Property is high in the hydrothermal regime. Similar to other deposits hosted in the same type of geologic settings, the Carmen deposit could have greater than 500 metres of down dip extent.

Exploration – Monterde Property

During the time that we have held the Monterde Property and particularly in the last seven (7) years considerable work has been carried out on the Monterde Property and in particular on the three principal areas of the Monterde Property detailed below, being Carmen, Veta Minitas and Carotare. We have conducted, among other geologic and engineering procedures, surface sampling, mapping, and an exploratory drill program. The surface sampling and mapping show geologic formations that would indicate the presence of gold and silver mineralization. Our exploratory drilling program has provided good results for gold and silver mineralization in potentially large areas.

Monterde Property – Budgeted Exploration Costs

Costs proposed to be spent on the Monterde Property between September 1, 2010 and June 30, 2011 are estimated to be approximately US$5,000,000, subject to the availability of funding. These costs would include salaries and benefits for geologists, engineers, camp workers and others, camp supplies, camp running costs, survey fees, consulting fees and other exploration related costs including drilling proposed to be initiated in September, 2010.

Trenching

Approximately 465 metres of trench were cut in six trenches of the exploration targets, Las Minitas and El Orito areas of the concessions in 2002. In 2003, a further 1,545 metres in 17 trenches were cut in the

Las Minitas area and two new alteration zones, the Veta Minitas and De Nada zones, which were located in 2003 (See Figure 5). The trenches were mapped and sampled by our crews. Sampling was done by continuous chip sampling on lines marked on outcrop face with samples 1 to 3 metres long. Approximately 7 kg of chips were taken over each sample interval. Assaying of the chip samples was dealt with under the same assay protocol as the RC chips, except that no sample duplicates or standards were included.

Las Minitas area and two new alteration zones, the Veta Minitas and De Nada zones, which were located in 2003 (See Figure 5). The trenches were mapped and sampled by our crews. Sampling was done by continuous chip sampling on lines marked on outcrop face with samples 1 to 3 metres long. Approximately 7 kg of chips were taken over each sample interval. Assaying of the chip samples was dealt with under the same assay protocol as the RC chips, except that no sample duplicates or standards were included.

A program of surface sampling with the aid of a backhoe was initiated in July, 2010 with the aim of adding indicated, near surface resources to the updated resource calculation completed in December, 2009. The trenching will be completed using a rock saw with the same QA/QC procedures used during drilling including standards, blanks and duplicates.

Drilling

A total of 128,367 metres of reverse circulation drilling in 620 drill holes and 42,253 metres of core drilling in 166 drill holes has been completed from 1998 through to July of 2008 on the Monterde Property. See Table 2 below and Figures 8 and 9, drill plans for the significant mineral zones.

Table 2

SUMMARY OF DRILLING ON THE MONTERDE PROPERTY

(To September 1, 2009)

Location	RC DRILLING		CORE DRILLING
	Metres	Drill Holes	Metres	Drill Holes
Carmen [1]	98,904	468	31,452	121
Carmen geotechnical			1,472	7
Carotare	14,441	68	3,768	17
Las Minitas	11,469	56	2,687	8
Arimo			1,615	9
Cerro la Mina			1,006	3
El Orito	2,533	16	253	1
Piezometer wells [2]	1,020	12
TOTAL	128,367	620	42,253	166

The location of the drill holes on the Carmen Deposit is illustrated on Figure 8 and the location of the drill holes on the Carotare deposit is illustrated on Figure 9.

[1] Drilling formerly described at De Nada is now included in the Carmen.
2 A total of 14 piezometer wells were drilled, however 2 piezometer wells were assayed and their total depth and count are included in the Carmen RC Drilling totals.

Drill collars were surveyed with differential Global Positioning System (DGPS). Up to 2003, down-hole deviation surveys were completed by a contractor or Company personnel on all holes deeper than 66m, which remained open after the drill pipe had been removed utilizing a magnetic survey tool. In some cases, holes collapsed before the deviation survey could be done. In 2004, a gyroscopic survey tool was acquired and holes were surveyed through the drill pipe. In the 2008 drilling program, the drill contractor used a REFLEX instrument to survey the holes.

Prior to 2008 the drill samples were collected on 2 metre intervals and assayed by ALS in North Vancouver, British Columbia following sample preparation at their laboratory in Hermosillo, Mexico. During the 2008 drill program the core was sampled according to geology, mineralization and alteration in widths of anywhere between 35 cm and 1.5 m. The samples were assayed by ALS in their North Vancouver Laboratory following sample preparation in the Hermosillo or Chihuahua preparation laboratories.

A series of duplicates, blanks and reference samples served for quality control up to 2008. The collection of sample duplicates was suspended for the 2008 program.

All field operations were under the direction of A.D. Hitchborn, B.Sc., our Vice-President, Development until June 18, 2006. From June 18, 2006 to October 30, 2007 field operations were under the direction of Robert V. Longe, B.A., M.Sc., P.Eng., the Company’s then President and CEO. Since November 25, 2007 field operations have been under the direction of P. H. (Marius) Maré, M.Sc., P.Geo., Vice President, Exploration.

P. H. (Marius) Maré, M.Sc., P.Geo., Vice President of Exploration is responsible for Quality Control and has been the designated Qualified Person for the Monterde project since November 25, 2007.

CARMEN DEPOSIT
VETA MINITAS DEPOSIT
Location of Figure 6
LEGEND
Drill Hole Projection
Adit
Shaft / Winze
Cross section trace
Kimber Resources Inc.
MONTERDE PROJECT
CARMEN & VETA MINITS DEPOSITS
DRILL HOLE AND CROSS SECTION LOCATION MAP
Figure 8
August 2010

3,056,000N
788,000E
LEGEND
Drill Hole Projection
Adit
Shaft / Winze
Cross section trace
Kimber Resources Inc.
MONTERDE PROJECT
CAROTARE DEPOSIT
DRILL HOLE AND CROSS SECTION LOCATION MAP
Figure 9
August 2010

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

Cautionary Note to U.S. Investors Concerning Estimates of Measured and Indicated Mineral Resources. This section refers to Mineral Resource estimates which use the terms “Measured” and “Indicated Mineral Resources”. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Disclosure of “contained ounces” in a Mineral Resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into Mineral Reserves. See “Cautionary Note to U.S. Investors Regarding Mineral Resource and Mineral Reserve Estimates” above.

Monterde Property – Carmen

Since the completion and disclosure of our NI 43-101 compliant Mineral Resource estimate for Carmen in July 2006, we have drilled an additional 18 core holes and 125 reverse circulation drill holes on the Carmen deposit. In addition, 121 previously drilled, non-geotechnical core holes have been added to the resource database. During 2009, the principal focus on the Carmen deposit has been to compile all geologic data to provide greater control on Mineral Resource estimates and on the distribution of high and low recovery zones for silver within the deposit. This work is complete and was used, along with all drill data, as a basis for a revised Mineral Resource estimate for the Carmen zone completed in December 2009. The revised resource estimate includes the modeling of higher grade material in coherent structures that many be amenable to underground mining. Tables 3 & 4 summarize the results of that report.

Table 3
Carmen Highgrade Mineral Resource
(At a 3 g/t Recoverable Gold Equivalent Cut-off Grade 1)

Classification	Tonnes (000 s)	In situ Gold Grade (g/t)	In Situ Silver Grade (g/t)	Contained In Situ Gold (oz)	Contained In Situ Silver (oz)
Indicated Mineral Resource	3,660	4.19	165.2	492,900	19,440,700
Inferred Mineral Resource	1,921	4.4	94.6	271,800	5,845,000
[1] Recoverable gold equivalent is the combination of gold and silver grades into a single gold-equivalent grade based on their respective recoverable values. The percentage gold and silver recoveries are from the recovery models discussed below in the Metallurgy section. The economic values used were $US750/troy ounce for gold and $US12/ troy ounce for silver. The recoverable gold equivalent grade is calculated from the formula: AuEq = (Gold grade X Gold recovery) + (Silver grade X Silver recovery X 750 ÷12).

Table 4

Total Carmen Mineral Resource
(At a 0.3 g/t Recoverable Gold Equivalent Cut-off Grade 1)

Classification	Tonnes (000 s)	In situ Gold Grade (g/t)	In Situ Silver Grade (g/t)	Contained In Situ Gold (oz)	Contained In Situ Silver (oz)
Indicated Mineral Resource	19,500	1.12	59.0	699,700	36,978,700
Inferred Mineral Resource	10,800	1.09	32.0	381,600	11,155,400
[1] See Note [1] to Table 3.

Monterde Property - Veta Minitas

Veta Minitas is located approximately 250 metres south-west of the Carmen gold-silver deposit. Since the previous Mineral Resource estimate was prepared in 2004 an additional 33 reverse circulation holes and 8 core holes were drilled. A revised model of the geology and mineralization at Veta Minitas has been completed and a revised Mineral Resource estimate has been filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml. As with the Carmen deposit, potentially higher grade resources amenable to underground mining were identified. The following Tables 5 & 6 summarize the results of the resource report.

Table 5
Veta Minitas Highgrade Mineral Resource
(At a 3 g/t Recoverable Gold Equivalent Cut-off Grade 1)

Classification	Tonnes (000s)	In situ Gold Grade (g/t)	In Situ Silver Grade (g/t)	Contained In Situ Gold (oz)	Contained In Situ Silver (oz)
Indicated Mineral Resource	34	4.8	303.2	5,200	331,500
Inferred Mineral Resource	689	4.69	182.8	103,900	4,050,000
[1] See Note [1] to Table 3.

Table 6
Total Veta Minitas Mineral Resource
(At a 0.3 g/t Recoverable Gold Equivalent Cut-off Grade 1)

Classification	Tonnes (000 s)	In situ Gold Grade (g/t)	In Situ Silver Grade (g/t)	Contained In Situ Gold (oz)	Contained In Situ Silver (oz)
Indicated Mineral Resource	510	0.68	36.0	11,100	591,000
Inferred Mineral Resource	2,700	1.37	70.9	119,200	6,153,000
[1] See Note [1] to Table 3.

A NI 43-101 Technical Report entitled “An Updated Mineral Resource Estimate for the Carmen and Veta Minitas Deposits, Guazapares Municipality, Chihuahua State, Mexico” has been filed on SEDAR at www.sedar.com on December 8, 2009 and on EDGAR at www.sec.gov/edgar.shtml on December 9, 2009. Note, Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The following Qualified Persons were responsible for the preparation of the updated Carmen and Veta Minitas Mineral Resource Estimate:

  Mr. Gary Giroux P.Eng., Senior Consultant of Giroux Consultants, British Columbia, Canada

  Mr. Richard Gowans, P.Eng., President and Metallurgical Engineer of Micon International, Ontario, Canada

  Mr. B. Terrence Hennessey, P.Geo., Vice President, Micon International Limited, Ontario, Canada

  Mr. J. Byron Richards, P.Eng., Consulting Geological Engineer, JB Engineering Ltd., British Columbia, Canada

  Mr. P. H. (Marius) Maré, P.Geo,, Vice President Exploration, Kimber Resources Inc., Ontario, Canada

Monterde Property – Carotare

The Carotare zone of mineralization is located 2 km west of the Carmen Deposit. In November 2005 we delivered a Mineral Resource estimate on the Carotare deposit based on the 28 reverse circulation holes drilled. The Carotare resource database has since been expanded by the addition of 17 core drill holes and 40 reverse circulation holes. A review of the model of the geology and mineralization at Carotare has been completed and was used, along with all drill data, in the preparation of a revised Mineral Resource estimate. The NI 43-101 Technical Report entitled “Technical Evaluation Report, Mineral Resource Estimate A – Carotare Deposit, for Kimber Resources Inc. on the Monterde Property Guazapares Municipality, Chihuahua State, Mexico” prepared by independent QP, A.A. Burgoyne, P.Eng., M.Sc. containing the initial mineral resource estimate for Carotare was filed on SEDAR at www.sedar.com on November 22, 2005 and on EDGAR at www.sec.gov/edgar.shtml on November 25, 2005 and has been updated in the NI 43-101 Technical Report entitled “Preliminary Assessment of the Monterde Project, Guazapares Municipality, Chihuahua State, Mexico” filed on SEDAR at www.sedar.com on July 16, 2010 and on EDGAR at www.sec.gov/edgar.shtml on July 19, 2010 (subsequently refiled with non-material amendments on SEDAR on September 8, 2010 and on EDGAR on September10, 2010). See ITEM 4. D. Property, Plants and Equipment – The Monterde Property – Preliminary Assessment. Again, as with the Carmen and the Veta Minitas deposits, resources amenable to underground mining were identified within the total resource. The following Tables7 & 8 summarize the highlights of the report.

Table 7
Carotare Highgrade Mineral Resource
 (At a 3 g/t Recoverable Gold Equivalent Cut-off Grade 1)

Classification	Tonnes (000 s)	In situ Gold Grade (g/t)	In Situ Silver Grade (g/t)	Contained In Situ Gold (oz)	Contained In Situ Silver (oz)
Indicated Mineral Resource	95	4.1	64.1	12,500	195,800
Inferred Mineral Resource	85	3.59	57.7	9,800	157,600
[1] See Note [1] to Table 3.

Table 8
Total Carotare Mineral Resource
(At a 0.3 g/t Recoverable Gold Equivalent Cut-off Grade 1)

Classification	Tonnes (000 s)	In situ Gold Grade (g/t)	In Situ Silver Grade (g/t)	Contained In Situ Gold (oz)	Contained In Situ Silver (oz)
Indicated Mineral Resource	2,520	0.75	16.2	60,500	1,310,100
Inferred Mineral Resource	2,620	0.63	17.1	45,400	1,234,000
[1] See Note [1] to Table 3.

METALLURGY Monterde Property - Carmen

Historic

Back calculated from historic records the Carmen, Monterde mine recovery, from cyanide vat leaching, is estimated to have ranged from 85 to 90% gold and 65 to 70% silver.

We commenced significant recovery testing in 2002 with cyanide “assays” on retained RC pulps. A program of gravity, flotation and cyanide leach tests done in 2003 on RC rejects indicated that the metallurgy would not be a significant issue. Subsequent column tests done on trench and core samples in 2004 gave significantly different results especially for silver.

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

Characterization Tests

The characterization tests are 72 hour roll bottle cyanide leach tests with a 5g/l cyanide strength done under standard conditions. These types of tests are designed to be a mapping tool to delineate zones of equal amenability to cyanidation. In addition to the cyanide leach data, these samples have detailed whole rock and ICP analysis as well as the original gold and silver assays. There were 257 characterization tests on drill core completed to January of 2007.

Gold and silver recovery models

We have now prepared numerical models of the gold and silver recoveries using the improved geological understanding of the deposit derived from the review and reinterpretation of all available geological and drill data.

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

A silver recovery model has been created with reference to:

  the grade of gold and silver in each sample;

  the physical location of the sample (depth below surface and location along strike):

  the mineralized structure where the sample was located.

Sample results were sorted into 33 clusters based on these factors. Analysis of the silver recovery models for each cluster led to the identification of 10 clusters identified as key based on the estimated number of recoverable ounces affected by a cluster.

The gold and silver recovery models have been applied to the block model Mineral Resource estimate created in respect of the Carmen, Veta Minitas and Carotare deposits.

The geologic basis for the clusters of poor silver recovery relates to silica encapsulation of fine grain silver minerals. In the majority of the deposit, where silver is not refractory, silver recovery levels tend to be higher where strong gold mineralization is present and where silver grade is higher.

During the summer of 2009, in order to validate the gold and silver recovery models, and to facilitate refinements, a further 72 samples were selected and tested, in the same manner as the previous 257 samples. These samples were selected mainly from the 10 key clusters with varying depth, grade, location along strike and structural characteristics. Approximately 50% of the samples contained high grade gold-

silver material with gold grade of greater than 1 g/t and gold equivalent grade of greater than 2.8 g/t. The recovery model appears to have projected results in line with these most recent laboratory results supporting the validity of the model.

As a result of this extensive test work, at a cut-off grade of 3 g/t recoverable gold equivalent, average modelled gold recoveries were 96% for Indicated Mineral Resources and Inferred Mineral Resources while the average modelled silver recovery was 72% for Indicated Mineral Resources and 75% for Inferred Mineral Resources.

The average modelled gold recovery for total Indicated and Inferred Mineral Resources was 94% at a 0.3 g/t recoverable gold equivalent cut-off grade. Modelled silver recovery averaged 55% for total Indicated Mineral Resources and 61% for total Inferred Mineral Resources at a 0.3 g/t recoverable gold equivalent cut-off grade.

The final gold silver recovery model developed from the results of these studies for Carmen has been reviewed and approved by Richard Gowans P.Eng, President of Micon.

Monterde Property – Veta Minitas and Carotare

In 2009 we selected 17 representative samples from Veta Minitas for standard leach characterization tests. At a cut off of 3 g/t recoverable gold equivalent, average modelled gold recoveries for Veta Minitas were 96% for Indicated Mineral Resources and Inferred Mineral Resources while the average modelled silver recovery was 37% for Indicated Mineral Resources and for Inferred Mineral Resources.

Modelled gold recovery for Veta Minitas total Indicated Mineral Resources was estimated to be 92% and for Inferred Mineral Resources was estimated to be 94% at a 0.3 g/t recoverable gold equivalent cut-off grade. Modelled silver recovery averaged 35% for total Indicated Mineral Resources and 37% for total Inferred Mineral Resources at a 0.3 g/t recoverable gold equivalent cut-off grade.

There were 19 samples were selected from Carotare for characterization studies and detailed analysis of the results is pending. Preliminary results give an average gold recovery for samples with gold grade above 0.3 g/t of 87% and for silver an average recovery of 48% with a silver grade cut-off of 0.0 g/t.

The final gold silver recovery models developed from the results of these studies for Veta Minitas and Carotare have been reviewed and approved by Richard Gowans P.Eng, President of Micon.

PRELIMINARY ASSESSMENT

Cautionary Note to All Investors Concerning Economic Assessments that Include Inferred Resources Mineral Resources that are not Mineral Reserves have no demonstrated economic viability. The Preliminary Assessment on the Monterde Property is preliminary in nature and includes “Inferred Mineral Resources” that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the preliminary assessment on the Monterde Property will ever be realized. There is also no certainty that these Inferred Mineral Resources will be converted to the measured and indicated categories through further drilling, or into Mineral Reserves, once economic considerations are applied.

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

Cautionary Note to U.S. Investors Concerning Estimates of Measured and Indicated Mineral Resources. This section refers to Mineral Resource estimates which use the terms “Measured” and “Indicated Mineral Resources”. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Disclosure of “contained ounces” in a Mineral Resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into Mineral Reserves. See “Cautionary Note to U.S. Investors Regarding Mineral Resource and Mineral Reserve Estimates” above.

A NI 43-101 Technical Report entitled “Preliminary Assessment of the Monterde Project, Guazapares Municipality, Chihuahua State, Mexico” has been filed on SEDAR at www.sedar.com on July 16, 2010 and on EDGAR at www.sec.gov/edgar.shtml on July 19, 2010 (subsequently refiled with non-material amendments on SEDAR on September 8, 2010 and on EDGAR on September 10, 2010) (the “PA”). That report was a preliminary assessment of the economic viability of the Monterde Property based on the Mineral Resource estimates referred to above. See ITEM 4. D. Property, Plants and Equipment – The Monterde Property – Mineral Resource Estimates. The following independent Qualified Persons were responsible for the preparation of the PA:

  Mr. Richard Gowans, P.Eng., President and Metallurgical Engineer of Micon International, Ontario, Canada

  Mr. James Leader, P.Eng., Senior Mining Engineer of Micon International, British Columbia, Canada

  Mr. Christopher Jacobs, CEng, MIMMM of Micon International, Ontario, Canada

  Mr. Michael Godard, P.Eng., Senior Metallurgist for Micon International, British Columbia, Canada

  Mr. Garth Kirkham, P.Geo., Principal Consultant of Kirkham Geosystems Ltd., British Columbia, Canada

  Mr. Jeremy Haile, P.Eng., President and Civil Engineer of Knight Piésold Ltd, British Columbia, Canada

  Mr. Gary Giroux P.Eng., Senior Consultant of Giroux Consultants, British Columbia, Canada

Highlights of the preliminary assessment for the Monterde Property (full details of the results of the PA can be found in the Technical Report described above filed on SEDAR and on EDGAR)

The following are the highlights of the Monterde Property PA:

Before tax (at prices of US$875 per ounce of gold and US$14 per ounce of silver):

o	IRR of 24.9% with undiscounted net cash flows of US$372 million;

o	Project NPV (at an 8% discount rate) of US$141.8 million.

After tax (at prices of US$875 per ounce of gold and US$14 per ounce of silver):

o	IRR of 21.4% with undiscounted net cash flows of US$277 million;

o	Project NPV (at an 8% discount rate) of US$99.0 million;

o	Payback of pre-production capital and operating costs within 4.1 years.

After tax (at near spot prices of US$1,200 per ounce of gold and US$18.00 per ounce of silver):

o	IRR of 36.5% with undiscounted net cash flows of US$531 million;

o	Project NPV (at an 8% discount rate) of US$231 million;

o	Payback of pre-production capital and operating costs within 2.5 years.

Pre-production capital of US$111.4 million, with total life-of-mine capital cost of US$130.6 million, including a total contingency amount of US$28.3 million.

Total mine life of 13.4 years, with combination of open pit and underground production for 10 years at an average mill throughput of approximately 2,500 tonnes per day, followed by underground only for 3.4 years, with average mill throughput of approximately 1,500 tonnes per day.

Average annual production of 62,600 ounces of gold and 1.85 million ounces of silver for the first 10 years of production and average life-of-mine annual production of 60,600 ounces of gold and 1.6 million ounces of silver.

Life-of-mine cash costs of US$254 per ounce of gold, with silver as a by-product credit, and totalcosts of production, including capital costs, of US$415 per ounce of gold, with silver as a by-product credit.

Average annual production of 92,100 gold equivalent ounces for the first 10 years of production with average annual production of 86,200 gold equivalent ounces over the life of mine for 13.4 years (total production of 812,700 gold ounces and 21.4 million ounces of silver).

Life-of-mine cash costs of US$433 per gold equivalent ounce and total costs of production for life-of-mine, including capital costs, of US$546 per gold equivalent ounce.

Gold equivalent ounces referred to in this Annual Report on Form 20-F are based on prices of US$875/oz gold and US$14/oz silver for recovered ounces, giving a ratio of 62.5 to convert recoverable silver ounces to gold equivalent ounces. After refining charges, net revenue per payable ounce has a ratio of 63.7 to 1.

Compliance with National Instrument 43-101

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Mineral Resource estimates do not account for mineability, selectivity, mining loss and dilution. The economic assessment in the PA is preliminary in nature and includes Inferred Mineral Resources. See “Cautionary Note to All Investors Concerning Economic Assessments that Include Inferred Resources” above.

Gold Equivalence of Silver

The gold equivalence of silver is useful for comparing assay intercepts on a particular property. It is calculated by taking into account the projected gold and silver prices as well as other factors. In a full analysis it would include all costs related to the production of each metal, including refining charges, freight and security etc. At the present time we are of the opinion that an average estimate of 62.5:1 (silver: gold) is appropriate until further analysis is completed.

OTHER PROPERTIES

Pericones Property

Kimber does not consider the Pericones Property to be a material property at this time.

Pericones is located approximately 160 kilometres southwest of Mexico City in a belt that is well known for silver veins, some of which have been mined. Our initial sampling returned significant silver grades which were confirmed greater detail in 2008. The 100% owned Pericones Property covers 11,890 hectares.

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

Exploration

We have conducted early stage exploration work on Pericones during 2008 and 2009. This included a program of rock sampling, prospecting and alteration mapping initiated in March 2008 and carried on until early 2009. These procedures showed indications of silver and gold mineralization.

A total of 16 diamond drill holes were completed on one of the Pericones exploration targets, the Plaza de Gallos area of the Pericones Property in 2010, for a total of 2190 metres. During the current year, the decision was made to discontinue near term exploration activities on the Pericones property based on Kimber’s exploration priorities at Monterde. Capitalized expenditures at the Pericones property in the amount of $1,245,170 were written off during the current year.

Setago Property

Kimber does not consider the Setago Property to be a material property at this time.

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

During the current year, the decision was made to discontinue exploration activities on the Setago property based on Kimber’s exploration priorities at Monterde. Capitalized expenditures at the Setago property in the amount of $124,363 were written off during the current year.

Technical Disclosure

We have prepared the technical information in this Annual Report (“Technical Information”) based on information contained in the technical reports and news releases (collectively the “Disclosure Documents”) available under our company profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml. Some of the information contained in this report has been updated for events occurring subsequent to the date of the technical report. Each Disclosure Document was prepared by or under the supervision of a qualified person (a “Qualified Person”) as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (“NI 43-101”). You are encouraged to review the full text of the Disclosure Documents which qualifies the Technical Information. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The Disclosure Documents are each intended to be read as a whole and sections should not be read or relied upon out of context. The Technical Information is subject to the assumptions and qualifications contained in the Disclosure Documents.

The disclosure in this 20F Annual Report of technical information has been prepared under the supervision of Petrus (Marius) Maré, Professional Geologist, our Vice President, Exploration and a Qualified Person under NI 43-101.

Significant intersections from all the drill programs can be found in our news releases on our website at www.kimberresources.com and are filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Other Significant Acquisitions and Dispositions

During the financial year ended June 30, 2010 we added the San Francisco concession to the Monterde Property. See ITEM 4. D. Property, Plants and Equipment – The Monterde Property.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition, changes in financial condition and results of operations for each of the years in the three-year period ended June 30, 2010 should be read in conjunction with our consolidated financial statements included in “ITEM 18. - FINANCIAL STATEMENTS”. Our financial statements are presented in Canadian dollars and have been prepared in accordance with Canadian GAAP. See ITEM 3. A. KEY INFORMATION - Selected Financial Data” for exchange rate information.

This section contains forward-looking statements involving risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under part “ITEM 3. D. KEY INFORMATION - Risk Factors”. See Cautionary Note Regarding Forward-Looking Statements above.

U.S. GAAP requires that all exploration and general and administrative costs related to projects be charged to expense as incurred. As such, some of the costs accounted for as deferred mineral acquisition and exploration expenditures under Canadian GAAP would have been charged to earnings under U.S. GAAP. Property acquisition costs are capitalized under both Canadian and U.S. GAAP.

We have not achieved revenue or cash flow from mining operations, and have experienced losses from operations for each of the last five years. We are an exploration stage company and none of our properties have any known Mineral Reserves and the development of exploration properties, including our Monterde Property including the Carmen Deposit, is subject to significant uncertainty and risk. We anticipate that we will not record any significant revenue or cash flow from operations and that we will incur significant losses until the Monterde Property is fully developed and successfully put into production, if ever. We intend to continue to rely upon the issuance of securities to finance our operations and exploration activities to the extent such instruments are issuable under acceptable terms.

The information contained herein should be read in conjunction with our consolidated financial statements.

Factors Affecting Kimber’s Business

Our management periodically reviews results of operations both internally and externally using mining professionals. Decisions to abandon, reduce or expand exploration efforts are based upon many factors including general and specific assessments of mineral deposits, the likelihood of increasing or decreasing those deposits, land costs, estimates of future mineral prices, potential extraction methods and costs, the likelihood of positive or negative changes to the environment, permitting, taxation, labour and capital costs. There cannot be a pre-determined hold period for any property as geological or economic circumstances render each property unique.

Critical Accounting Policies and Estimates

A comprehensive discussion of Kimber’s significant accounting policies is contained in Note 2 to the consolidated financial statements. There have been no changes in accounting policies during the last year other than as described in Note 2(m) of the consolidated financial statements.

Certain of these policies are recognized as critical because in applying these policies management is required to make judgements, assumptions and estimates that have a significant impact on the financial results of Kimber. The estimates used in applying these critical accounting policies have been discussed with the Audit Committee of our Board of Directors and are discussed below.

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

Unproven Mineral Right Interests

Mineral right acquisition costs, exploration and direct field costs are deferred until the rights to which they relate are placed into production, at which time these deferred costs will be amortized over the estimated useful life of the rights upon commissioning the property, or written-off if the rights are disposed of or abandoned. Management reviews the carrying amounts of mineral rights on a periodic basis and will recognize impairment based upon current exploration results and upon assessment of the probability of profitable exploitation of the rights. Management’s assessment of the mineral rights’ fair value is also based upon a review of other mineral right transactions that have occurred in the same geographic area as that of the rights under review. Administration costs and other exploration costs that do not relate to a specific mineral right are expensed as incurred.

Costs include the cash consideration and the fair value of shares issued on the acquisition of mineral rights. Rights acquired under option or joint venture agreements, whereby payments are made at the sole discretion of Kimber, are recorded in the accounts when the payments are made. Proceeds from property option payments received by Kimber are netted against the deferred costs of the related mineral rights, with any excess being included in operations. No option payments were received during the years ended June 30, 2010 and 2009.

A. Operating Results

We have financed our operations principally through the sale of our equity securities. We do not have any sales or revenue from our mineral properties. We receive nominal interest income earned from funds held on deposit. Interest income earned is dependent on the amount of funds available for deposit and changes in interest rates. Unless we are able to obtain additional funds through the sale of our equity securities, the amount of interest income earned is expected to decrease as we continue exploring our mineral properties.

Year Ended June 30, 2010 Compared to Year Ended June 30, 2009

Kimber’s net loss for the fiscal year ended June 30, 2010 was $4,126,614 or $0.06 per common share compared with a net loss of $2,391,005 or $0.04 loss per share for the year ended June 30, 2009. The principal reasons for the increase in net loss were write downs of previously capitalized costs for the Pericones and Setago properties and general exploration costs.

During the fiscal year ended June 30, 2010 Kimber incurred expenditures of $3,073,209 on its mineral properties, $192,187 for property acquisition and tax payments and exploration and engineering expenditures of $2,881,022. Expenditures totalling $1,245,170 relating to the Pericones project and $124,363 relating to the Setago project were written off during the current year. The majority of activity during the year involved the Monterde and Pericones projects.

This compares to expenditures during the fiscal year ended June 30, 2009 of $3,608,089 on its mineral properties; $81,597 for property acquisition payments and exploration expenditures of $3,526,492.

Exploration expenditures on the Monterde project decreased in the year ended June 30, 2010 compared to the year ended June 30, 2009 due to reduced drilling, assay and geological costs partly offset by increased engineering costs.

A summary of unproven mineral right interests for the current and comparable period is included in the table below:

	Year Ended June 30, 2010	Year Ended June 30, 2009
Unproven mineral right interests

Property acquisition and taxes	$192,187	$81,597
Exploration and Engineering	2,881,022	3,526,492
Total expenditures	$3,073,209	$3,608,089
Pericones write down	(1,245,170)	-
Setago write down	(124,363)	-
Net capitalized expenditures	$1,703,676	$3,608,089

Exploration and Engineering, by location
Monterde Property	$2,233,905	$3,124,868
Pericones	620,918	401,624
Setago	26,199	-
Total expenditures	$2,881,022	$3,526,492

Monterde Property expenditures included
Assays	$15,530	$263,632
Drilling	-	106,617
Engineering	534,456	332,323
Field Office	366,487	336,190
Geological, geophysical	655,748	1,151,303
Supplies	119,675	119,086
Other categories	542,009	815,717
Total Monterde Property expenditures	$2,233,905	$3,124,868

Pericones expenditures included
Assays	$44,162	$34,383
Drilling	233,184	-
Geological, geophysical	242,726	270,006
Travel, accommodation	50,483	68,082
Other categories	50,363	29,153
Total Pericones expenditures	$620,918	$401,624

Monterde Property expenditures.

One additional concession covering 30 hectares, the San Francisco concession, was purchased at a cost of $78,192 (US$75,000) during the year ended June 30, 2010.

Engineering costs increased for the year ended June 30, 2010 as a result of the various technical reports, including the Preliminary Assessment, prepared during the year.

Geological and geophysical costs decreased during the current year as a result of expenditures allocated as general exploration ($147,169), lower payroll and equipment rental and maintenance costs, and decreased use of geological consultants on the Monterde project.

Pericones and Setago

Expenditures for the year ended June 30, 2010 included the first drilling program initiated at the Pericones project.

Towards the end of the year ended June 30, 2010 the decision was made to discontinue exploration activities on the Pericones property in the next twelve months based on Kimber’s exploration and development priorities at Monterde. Capitalized expenditures in the amount of $1,245,170 were written off during the year ended June 30, 2010.

During the year ended June 30, 2010 the decision was made to discontinue exploration activities on the Setago property based on Kimber’s exploration priorities. Capitalized expenditures in the amount of $124,363 were written off during the year ended June 30, 2010.

Administration costs

Salary and benefit expenses include stock based compensation charges. Salary and benefit expenses were $1,346,601 during the year ended June 30, 2010 compared to $1,267,171 for the year ended June 30, 2009. The reason for the change follows.

Salary and benefits expenses net of stock based compensation charges were $795,495 for the year ended June 30, 2010 compared to $838,773 for the year ended June 30, 2009. The reduction in costs was due to a decrease in the number of administrative personnel.

Stock based compensation charges were $551,106 for the year ended June 30, 2010 compared to $428,398 for the year ended June 30, 2009. Current year charges were higher than the comparable year because of a higher Black Scholes valuation of the annual grant of options made in February 2010. The higher valuation was the result of an increase in both the option price and the volatility of Kimber’s shares.

Legal, consulting and audit costs were $462,367 for the year ended June 30, 2010 compared to $505,533 in the previous year. Legal costs were $229,306 for the year ended June 30, 2010 compared to $233,372 in the previous year. Audit, accounting, tax and Internal Control over Financial Reporting (“ICFR”) consulting costs were $212,415 for the year ended June 30, 2010 compared to $265,512 in the previous year. Other consulting costs were $20,646 for the year ended June 30, 2010 compared to $6,649 in the previous year. The main difference in costs was attributable to lower ICFR consulting costs for the current year.

Investor relations and shareholder communications expenses were $109,387 for the year ended June 30, 2010 compared to $43,397 in the previous year. The increase for the current year included increased conference attendance, production of a company video clip and an upgrade to Kimber’s website.

Office, insurance and miscellaneous expenses were $264,217 compared to $279,441 in 2009. Insurance costs included in the above total were $148,383 for the year ended June 30, 2010 compared to $136,185 in the previous year.

Transfer and filing fees were $152,575 for the year ended June 30, 2010 compared to $103,915 in the previous year. The increase in fees for the current year is attributable to increases in stock exchange listing fees resulting from the public offering and from costs associated with the increase in shares available for stock options during the current year

General exploration costs were $147,169 for the year ended June 30, 2010 compared to $nil in the previous year. During the current year members of Kimber’s geology team were engaged in searching for new projects in Mexico. Costs including travel and payroll costs associated with these activities were expensed during the current year.

Kimber recorded a loss from foreign exchange of $3,766 during the year ended June 30, 2010 compared to a loss of $9,997 in the year ended 2009. The loss originates from funds advanced to Mexico during the year that have depreciated in value due to fluctuations in the Mexican peso or United States dollar relative to the Canadian dollar.

Year Ended June 30, 2009 Compared to Year Ended June 30, 2008

Our net loss for the fiscal year ended June 30, 2009 was $2,391,005 or $0.04 per Common Share compared with $2,937,925 or $0.06 loss per share for the same period ended June 30, 2008. Our net loss for the year decreased by $546,920 compared to the previous year, primarily because of reduced salaries and benefits expenses, including stock based compensation charges.

During the fiscal year ended June 30, 2009 we incurred expenditures of $3,608,089 on our mineral properties; $81,597 for property acquisition payments and exploration expenditures of $3,526,492. The two major projects are the Monterde Property and Pericones. This compares to expenditures during the fiscal year ended June 30, 2008 of $5,158,631 on our mineral properties; $62,990 for property acquisition payments and exploration expenditures of $5,095,641. Exploration expenditures decreased between 2008 and 2009 as a result of an extensive drilling program undertaken in 2008.

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

We recorded a loss from foreign exchange of $9,997 during the year ended June 30, 2009 as compared to a loss of $8,516 in the period ended 2008. The loss originates from funds advanced to Mexico during the year that have depreciated in value due to fluctuations in the Mexican peso or United States Dollar relative to the Canadian dollar.

B. Liquidity and Capital Resources

Our ability to conduct operations, including the acquisition and exploration of mineral properties, is based on our ability to raise funds, primarily from equity sources. Ultimately we are dependent on the discovery of economically recoverable Mineral Reserves on our mineral properties. We are presently exploring our properties for possible Mineral Reserves sufficient to justify production. None of our properties are in production at this time and consequently do not produce revenue.

At June 30, 2010, we had working capital of $4,505,290 as compared to $3,364,187 at June 30, 2009. We have no long-term indebtedness or long-term obligations. The change in working capital is primarily the result of the increase in available cash of $4,560,493 compared to $3,455,576 at June 30, 2009. This cash increase is due to the completion during the fiscal year ended June 30, 2010 of a United States public offering to raise gross proceeds of US$3,613,300 and the receipt of $2,884,167 from the exercise of 2,307,333 share purchase warrants.

Current liabilities increased to $541,627 as at June 30, 2010 from $393,561 on June 30, 2009. This was primarily due to an increase in accounts payable for expenditures incurred for the preparation of the Preliminary Assessment Technical Report.

Up to June 30, 2010 we had made expenditures totalling $2,881,022 on our mineral properties (including $2,233,905 at Monterde, $26,199 at Setago and $620,918 at Pericones). These costs include property and mineral rights, capitalized exploration costs, equipment expenditures and on-going property management expenses. Towards the end of the current year the decision was made to discontinue exploration activities on the Pericones property based on Kimber’s exploration priorities at Monterde. Capitalized expenditures at the Pericones property in the amount of $1,245,170 were written off during the current year.

During the current year Kimber made the decision to discontinue exploration activities on the Setago property based on Kimber’s exploration priorities at Monterde. Capitalized expenditures at the Setago property in the amount of $124,363 were written off during the current year.

Our capital resources consist primarily of cash and liquid short-term investments. As at August 31, 2010, we had cash and Canadian and U.S. Government Treasury bills totaling $3,600,000, approximately $375,000 in amounts receivable and an estimated $450,000 in accounts payable and accrued liabilities.

At present, management believes that we have sufficient financial resources to fund operations to the end of June 2011. Management will be reviewing cash expenditures on an ongoing basis, and will be seeking to obtain additional financing prior to this date in order to fund further exploration and advancement at Monterde.

Recently, the poor conditions in the U.S. capital markets from 2008 to the present time have caused a loss of confidence in the broader global credit and financial markets and have resulted in the collapse of, and government intervention in, major banks, financial institutions and insurers and have created a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. These disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies. These disruptions could, among other things, make it more difficult for us to obtain, or increase our cost of obtaining, capital and financing for our operations in the future. Our access to additional capital may not be available on acceptable terms or at all.

We will have to obtain financing in the future primarily through equity financing, and/or debt financing. There can be no assurance that we will succeed in obtaining additional financing, now or in the future. The current market conditions could make it difficult or impossible for us to raise necessary funds to meet our capital requirements. Failure to raise additional financing on a timely basis could cause us to suspend our operations and eventually to forfeit or sell our interest in our properties. In the past, we have been successful in raising funds to continue work on our mining properties, however, there is no certainty that we will be able to raise additional funding on reasonable terms if at all, in which case one or more of our properties may be joint ventured, sold or abandoned.

We generate cash flow from selling our Common Shares either through financings or the exercise of existing stock options or warrants. If existing stock options or warrants are not exercised because our share price falls due to market conditions or otherwise, our cash flow will be adversely affected and we will need to raise additional financing.

Share capital increased cash inflows by an aggregate of $6,310,054, net of financing costs, through the issuance of 5,923,966 Common Shares during the fiscal year ended June 30, 2010 as follows:

	Number of Shares	Share Capital $
Balance, June 30, 2009	62,086,620	$56,753,646

Public Offering	3,613,300	3,849,578
Less share issue costs	-	(425,857)
Exercise of Warrants	2,307,333	2,884,167
Exercise of options	3,333	2,166
	5,923,966	$6,310,054

	68,010,586	63,063,700

[1] Reallocation from contributed surplus on exercise of options and warrants	-	492,555
Balance, June 30, 2010	68,010,586	$63,556,255

[1] Non-cash transfer from Contributed Surplus

We had no long-term debt as of June 30, 2010 or at the time of filing this Annual Report and no significant expenditure commitments unrelated to exploration activities. Our current working capital position provides sufficient liquidity for its short-term requirements.

We do not anticipate the payment of dividends in the foreseeable future.

C. Research and Development, Patents and Licenses, Etc.

Our main activity is the exploration of its mineral properties (See ITEM 4. D. INFORMATION ON KIMBER - Property, Plants, and Equipment) and we do not engage in conventional research and development. We have not incurred research and development expenses or adopted research and development policies.

D. Trend Information

Gold and silver prices have trended upward since 2001. Year over year increases in gold and silver prices have had the effect of increasing the value of gold deposits, have made financing easier to obtain and have in some cases made previously uneconomic deposits viable. However as with the price of gold and silver, the capital and operating costs of mining properties have also increased. The economic assessment and viability of each mining project must be assessed on its own merits.

During 2010 gold and silver prices have been subject to significant volatility which may continue in the short term due to general conditions in the financial markets. Current gold and silver prices are still significantly higher than three or five years ago and there is no current evidence to suggest that the long term uptrend will not continue, however in the short term there may be a combination of upward and downward price fluctuations.

E. Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

Table 9 below, sets forth the enforceable and legally binding obligations as of June 30, 2010:

Table 9

Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	Over 5 Years
Rental Operating Lease Obligations	$53,500	$53,500	$0	$0	$0

In addition, under the lease we have the obligation to pay our proportionate share of operating costs and taxes for the building.

G. Safe Harbour

The Company seeks safe harbor for its forward-looking statements contained in Items 5.E and F. See Cautionary Note Regarding Forward-Looking Statements above.

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

The members of the board of directors and senior officers of Kimber including a brief biography of each as at September 10, 2010 are as follows:

Name and Position in Kimber	Age	Other Principal Directorships
Leanne M. Baker (3)(5)(6) Director Dr. Baker is an independent director of Kimber, a member and Chair of the Corporate Governance Committee, a member of the Technical Committee and a member of Environmental and Safety Committee.	58	US Gold Corporation Agnico-Eagle Mines Ltd Reunion Gold Corporation
R. Dennis Bergen (2)(4)(5)(6) Director Mr. Bergen is an independent director of Kimber, a member and Chairman of the Technical Committee, a member of the Audit Committee, the Nominating Committee and the Environmental and Safety Committee.	58	None
Gordon Cummings (6) President , Chief Executive Officer and Director	42	None
Lyn B. Davies Chief Financial Officer	58	None
Frederick T. Graybeal (1)(5)(6) Director Mr. Graybeal is an independent director of Kimber, a member of the Compensation Committee, the Technical Committee and the Environmental and Safety Committee.	72	Maximus Ventures Ltd.

Petrus H. Marius Maré Vice-President, Exploration	48	None
Peter B. Nixon (1)(2)(3)(6) Director Mr. Nixon is an independent director of Kimber, Chair of the Board, a member of the Compensation Committee, the Corporate Governance Committee, the Audit Committee and the Environmental and Safety Committee.	64	Reunion Gold Corporation Stornoway Diamond Corporation Dundee Precious Metals Inc.
James J. Puplava (1)(6) Director Mr. Puplava is an independent director of Kimber and a member of the Compensation Committee and the Environmental and Safety Committee.	60	Puplava Financial Services Inc. Puplava Securities Inc.
Stephen P. Quin (1)(4)(6) Director Mr. Quin is an independent director of Kimber, a member and Chair of the Compensation Committee, a member and Chair of the Nominating Committee and a member of the Environmental and Safety Committee.	52	Troon Ventures Ltd. Capstone Mining Corp. Mercator Minerals Ltd. Rare Element Resources Ltd. Bear Lake Gold Ltd. Chalice Gold Mines Ltd.
Donald W. Young (2)(3)(4)(6) Director Mr. Young is an independent director of Kimber, a member and Chair of the Audit Committee, a member of the Corporate Governance Committee and the Nominating Committee and a member of the Environmental and Safety Committee.	64	British Columbia Safety Authority Dundee Precious Metals Inc.

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

Frederick T. Graybeal, Director
Dr. Graybeal is a geologist with more than 45 years of international experience in exploration and mining, with emphasis on exploration and mining geology, primarily for base and precious metals. Dr. Graybeal was chief geologist at ASARCO Incorporated at the time of his retirement in May 2003. He also previously held the position of President, Chief Executive Officer and director of Maximus Ventures Ltd. from 2004 to 2006. Dr. Graybeal continues as a director of Maximus Ventures Ltd. He currently consults on mineral exploration projects.

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

Stephen P. Quin, Director
Mr. Quin is a professional geologist with 30 years of international experience in exploration, mine development and operations and corporate development and was President and CEO of Sherwood Copper Corporation from September, 2005 until November, 2008 when it was acquired by Capstone Mining Corp. Mr. Quin is now President of Capstone Mining Corp. From 1987 to August 2005 Mr. Quin was Executive Vice President of Miramar Mining Corporation.

Donald W. Young, Director
Mr. Young is a Chartered Accountant. During the past 5 years his principal occupation has been as a corporate director. Mr. Young was a senior audit partner with the accounting firm of KPMG LLP until his retirement in September 2005. He has provided financial and planning advice to business. Previously Mr. Young worked for Placer Development Ltd. (now Barrick Gold Corporation).

B. Compensation
The following Table 10 sets forth all compensation we have paid to our directors and members of our administrative, supervisory or management bodies during the fiscal year ended June 30, 2010.

Table 10

Name and Principal Position	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
				Awards		Payouts
	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options/SARs Granted (#)	Restricted Shares/Units Awarded ($)	LTIP Payouts ($)
Leanne M. Baker Director	Nil	Nil	$12,000	75,000	Nil	Nil	Nil
R. Dennis Bergen Director	Nil	Nil	$12,000	75,000	Nil	Nil	Nil

Gordon Cummings President, Chief Executive Officer & Director	$210,000	$50,000	$4,800	200,000	Nil	Nil	Nil
Lyn B. Davies Chief Financial Officer	$135,000	$5,625	$2,400	80,000	Nil	Nil	Nil
Frederick T. Graybeal Director	Nil	Nil	$10,000	75,000	Nil	Nil	Nil
Petrus H. Marius Maré VicePresident, Exploration	$175,000	$15,750	Nil	100,000	Nil	Nil	Nil
Peter B. Nixon Director	Nil	Nil	$14,000	75,000	Nil	Nil	Nil
James J. Puplava, Director	Nil	Nil	$10,000	75,000	Nil	Nil	Nil
Stephen P. Quin Director	Nil	Nil	$14,000	75,000	Nil	Nil	Nil
Abraham Urias, Secretary of Kimber Resources de Mexico	$Nil	Nil	Nil	Nil	Nil	Nil	Nil
Donald W. Young Director	Nil	Nil	$20,000	75,000	Nil	Nil	Nil

We do not have a pension plan, retirement fund or similar benefits plan or other arrangement for non-cash compensation to the directors or senior officers of Kimber, with the exception of incentive stock options.

We have a Change of Control Agreement with Gordon Cummings, our President and Chief Executive Officer, dated April 26, 2007, and amended by agreement dated September 25, 2007. That agreement provides for payment to him of 24 month’s salary, plus the costs to Kimber of the benefits provided by Kimber to him, in the event of his resignation after a material adverse change in his position occurring within 12 months following a change in control of Kimber or dismissal by Kimber of Mr. Cummings without cause within 12 months following a change in control of Kimber. In addition, pursuant to an employment agreement with Mr. Cummings, in the event of the termination of Mr. Cummings’ employment without cause he is entitled to receive a lump sum payment of 12 month’s salary on termination.

In addition we have an employment contract with Petrus H. Marius Maré, Vice President, Exploration, which provides, among other things, that we will pay to Mr. Maré:

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

Also, we have an employment contract with Lyn B. Davies which provides, among other things, that Kimber will pay to Mr. Davies:

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

We do not currently have any benefit plans in Canada. In Mexico, salaried employees are covered by a medical plan paid for by Kimber.

Stock Option Plans

See the description of Kimber’s stock option plans under the section heading ITEM 6.E. – SHAREOWNERSHIP – INCENTIVE STOCK OPTIONS below

C. Board Practices

Our Board of Directors consists of eight (8) directors, all of whom were elected at a general meeting of shareholders on December 10, 2009 for a one year term.

Pursuant to Section 224 of the Business Corporations Act (British Columbia), we are required to have an Audit Committee. We have a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the United States Securities Exchange Act of 1934, as amended. As at September 10, 2010, the members of the Audit Committee are Donald Young, Dennis Bergen and Peter Nixon, each of whom, in the opinion of the Board of Directors, are independent (as determined under Rule 10A-3 of the Exchange Act and section 803 of the AMEX Company Guide) and are financially literate. The Business Corporations Act requires the directors of a public company to elect from among their number a committee composed of not fewer than three directors, of whom a majority must not be officers or employees of Kimber or an affiliate of Kimber. The election must occur at the first meeting of the directors following each annual general meeting, and those elected will hold office until the next annual general meeting. Section 225 provides that before the annual financial statements are published, the financial statements and the auditors’ report must be submitted to the audit committee for review with the auditor, and, after that, the report of the audit committee on the financial statement must be submitted to the directors. Section 224(5) provides that the auditor must be given notice of, and has the right to appear before and to be heard at, every meeting of the audit committee, and must appear before the audit committee when requested to do so by the committee. Finally, section 224(6) provides that on the request of the auditor, the chair of the audit committee must convene a meeting of the audit committee to consider any matters the auditor believes should be brought to the attention of the directors or shareholders.

The directors have established a Compensation Committee and as at September 10, 2010 the members of the Compensation Committee are Stephen Quin, Frederick Graybeal and James Puplava, each of whom, in the opinion of the Board of Directors, are independent (as determined under section 803 of the AMEX Company Guide). The mandate established for the Compensation Committee is for the purposes of:

1.

considering alternative types of compensation for the directors and officers of Kimber and making recommendations to the Board for the establishment of appropriate compensation plans, strategies and policies:

2.

considering appropriate levels of compensation for the directors and officers of Kimber and making recommendations to the Board as to the remuneration and other compensation to be provided to the Directors, the Chief Executive Officer and the other officers of Kimber;

3.	reviewing personnel policies and benefit plans available to the employees of Kimber and making recommendations to the Board; and
4.	carrying out periodic performance assessments of the Chief Executive Officer.

D. Employees

We have has a total of 6 employees in Canada and 40 employees in Mexico as of September 13, 2010.

At our head office in Vancouver, BC, there are 4 full-time employees and 1 part-time employee as at September 10, 2010. These numbers include 2 members of senior management and 1 full time employee who provide technical expertise in our engineering, geology and environmental and community relations areas. One additional senior officer lives in Oakville, Ontario and travels between Ontario, the Mexican properties and our head office in Vancouver, BC. All our employees are non-union and we are not subject to any collective bargaining agreements.

Kimber Resources de Mexico employs additional full-time or part-time employees or consultants to assist with the ongoing exploration work at the Monterde Property in Mexico. All employees of our subsidiary in Mexico, Kimber Resources de Mexico, are non-union and we are not subject to any collective bargaining agreements.

We compete with other mining companies in connection with hiring and retaining qualified employees. At the present time a sufficient supply of qualified workers is available for operations in Vancouver and in Mexico. The continuation of such supply depends upon a number of factors, including, principally, the demand occasioned by other companies. There can be no assurance that Kimber will continue to be able to retain or attract qualified employees. There is a risk that increased labour costs could have a material adverse effect on its operations.

E. Share Ownership

With respect to the persons referred to above in “ITEM 6. B. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES - Compensation”, the following Table 11 discloses the number of Common Shares (each Common Share possessing identical voting rights), the number of options and Warrants exercisable within 60 days of the date of this Annual Report beneficially held by such persons and the percentage of the Common Shares outstanding, assuming exercise of all of the outstanding Options and Warrants exercisable within 60 days of the date of this Annual Report held by such person.

Table 11
Shares, Options and Warrants Exercisable Within 60 days, Held By Directors and Officers

Name and Title	No. of Shares	No. Of Exercisable Options	No. Of Exercisable Warrants	Percent of Shares Outstanding
Leanne M. Baker Director	112,500	200,000	0	0.46%
R. Dennis Bergen Director	10,000	230,000	0	0.35%

Gordon Cummings President, Chief Executive Officer and Director	51,000	1,010,715	0	1.50%
Lyn B. Davies Chief Financial Officer	0	225,000	0	0.33%
Frederick T. Graybeal Director	5,000	150,000	0	0.24%
Petrus H. Maré Vice President, Exploration	0	400,500	0	0.57%
Peter B. Nixon Director	30,000	200,000	0	0.34%
James J. Puplava Director	5,783,497	190,000	2,541	8.48%
Stephen P. Quin Director	0	200,000	0	0.29%
Abraham Urias, Secretary of Kimber Resources de Mexico	0	60,000	0	0.09%
Donald W. Young Director	40,000	150,000	0	0.28%

Incentive Stock Options

The following Table 12 discloses the stock options beneficially held by the aforementioned persons, as at September 10, 2010. The stock options are for Common Shares of Kimber:

Table 12
Stock Options Held By Directors and Officers

Name of Person	Number of Shares Subject to Issuance	Exercise Price per Share	Expiry Date
Leanne M. Baker	50,000	$2.59	November 9, 2011
Leanne M. Baker	50,000	$0.79	February 12, 2013
Leanne M. Baker	75,000	$0.65	January 29, 2014
Leanne M. Baker	75,000	$1.15	February 12, 2015
R. Dennis Bergen	50,000	$1.50	December 7, 2010
R. Dennis Bergen	30,000	$1.95	April 12, 2012
R. Dennis Bergen	50,000	$0.79	February 12, 2013
R. Dennis Bergen	75,000	$0.65	January 29, 2014
R. Dennis Bergen	75,000	$1.15	February 12, 2015
Gordon Cummings	150,000	$2.40	July 18, 2011
Gordon Cummings	125,000	$1.95	April 12, 2012
Gordon Cummings	400,000	$0.86	September 28, 2012
Gordon Cummings	100,000	$0.79	February 12, 2013
Gordon Cummings	185,715	$0.65	January 29, 2014
Gordon Cummings	200,000	$1.15	February 12, 2015
Lyn B. Davies	125,000	$0.78	November 29, 2012
Lyn B. Davies	80,000	$0.65	January 29, 2014
Lyn B. Davies	80,000	$1.15	February 12, 2015
Frederick T. Graybeal	50,000	$0.79	February 12, 2013
Frederick T. Graybeal	75,000	$0.65	January 29, 2014
Frederick T. Graybeal	75,000	$1.15	February 12, 2015
Petrus H. Maré	275,000	$0.78	November 29, 2012
Petrus H. Maré	100,500	$0.65	January 29, 2014

Petrus H. Maré	100,000	$1.15	February 12, 2015
Peter B. Nixon	50,000	$1.95	April 12, 2012
Peter B. Nixon	50,000	$0.79	February 12, 2013
Peter B. Nixon	75,000	$0.65	January 29, 2014
Peter B. Nixon	75,000	$1.15	February 12, 2015
James J. Puplava	10,000	$1.65	September 19, 2010
James J. Puplava	30,000	$1.95	April 12, 2012
James J. Puplava	50,000	$0.79	February 12, 2013
James J. Puplava	75,000	$0.65	January 29, 2014
James J. Puplava	75,000	$1.15	February 12, 2015
Stephen P. Quin	50,000	$2.67	December 18, 2011
Stephen P. Quin	50,000	$0.79	February 12, 2013
Stephen P. Quin	75,000	$0.65	January 29, 2014
Stephen P. Quin	75,000	$1.15	February 12, 2015
Abraham Urias	30,000	$1.65	Sept. 19, 2010
Abraham Urias	30,000	$1.95	April 12, 2012
Donald W. Young	50,000	$0.79	February 12, 2013
Donald W. Young	75,000	$0.65	January 29, 2014
Donald W. Young	75,000	$1.15	February 12, 2015

We have two (2) stock option plans, the Kimber Resources Inc. 2002 Stock Option Plan (the “2002 Plan”) and the Kimber Resources Inc. 2007 Stock Option Plan (the “2007 Plan”), the latter of which was adopted on December 12, 2007. Since the adoption of the 2007 Plan no further options have been or will be granted under the 2002 Plan, however all options outstanding will remain in effect until they expire, are exercised, or are cancelled. The 2007 Plan provides for the issuance of stock options to acquire up to a total of 10% of the Common Shares outstanding from time to time. As at September 10, 2010 options to acquire 1,857,048c Common Shares may be issued for a period not exceeding five years. The directors may, from time to time, appoint an administrator (the “Administrator”) for the purposes of administering the Option Plan.

The subscription price at which a stock option may be exercised is:

(a)

the closing price for the Common Shares on the TSX on the last trading day before the date of the grant, if the Common Shares are listed on the TSX, and if the Common Shares are not listed on the TSX, then the closing price for the Common Shares on the stock exchange on which they are listed, if any, on the last trading day before the date of the grant; or

(b)

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

The number of Common Shares: (i) issued to insiders, within any one year period; and (ii) issuable to insiders at any time, under the 2007 Plan and under all our other security based compensation arrangements, if any, cannot exceed 10% of the number of Common Shares that are outstanding from time to time.

The 2007 Plan provides that other terms and conditions may be attached to a particular stock option.

Prior to the issuance of our Common Shares for any exercise of stock options, the Common Shares must be fully paid for. We will not provide financial support to assist holders in exercising their stock options.

The 2007 Plan provides that stock options may be granted to any person who is a director, employee, management company employee, consultant or officer as those terms are defined in the 2007 Plan. The directors may from time to time amend the 2007 Plan and may seek shareholder approval for such amendments as required by law or under the policies of the TSX and any regulatory authority. Disinterested shareholder approval must be obtained if we propose to decrease the exercise price of previously granted stock options to insiders and/or extend the term of any option held by an insider at the time of such extension.

As the 2007 Plan does not have a fixed maximum number of Common Shares issuable under it, the TSX requires that every three years after its institution, all unallocated options, rights or other entitlements under the 2007 Plan must be approved by a majority of Kimber's directors and the shareholders. Our insiders and their associates and affiliates entitled to receive a benefit under the 2007 Plan are not entitled to vote on the shareholders’ resolutions unless the aggregate of Kimber’s Common Shares;

i) issued to Kimber’s insiders, within any one year period, and

ii) issuable to Kimber’s insiders, at any time,

under the 2007 Plan, or when combined with all of the Kimber’s other security based compensation arrangements, could not exceed 10% of Kimber’s total issued and outstanding Common Shares.

On July 1, 2009 there were 752,362 Common Shares available for the granting of options under the 2007 Plan and at the end of the financial year ended June 30, 2010 there 1,879010 Common Shares available for the granting of options under the 2007 Plan. During the year ended June 30, 2010 there were no changes in the exercise price of outstanding options.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders
As of September 10, 2010, to the best of our knowledge the following Table 13 sets forth the number of Common Shares and the number of options and Warrants exercisable within 60 days of the date of this Annual Report beneficially held by each major shareholder, defined as beneficial owners of 5% or more of our issued and outstanding Common Shares. The table also sets forth the percentage of the Shares outstanding, assuming exercise of all of the outstanding options and Warrants exercisable within 60 days of the date of this Annual Report held by such major shareholder:

Table 13
Major Shareholders

Identity of Person or Group (Major Shareholder)	No. of Shares and Exercisable Options and Warrants	Percent of Shares Outstanding (assuming exercise of such Major Shareholder’s Options and Warrants)
Fidelity Select Portfolios: Gold Portfolio	5,848,100	8.6%
James J. Puplava	5,783,497	8.48%
Sprott Asset Management Inc.	4,116,298	6.05%

The Common Shares held by each of the major shareholders have the same voting rights as the Common Shares held by all our other shareholders. To the best of our knowledge, we are not owned or controlled, directly or indirectly, by another company, by any foreign government or by any other natural or legal person severally or jointly. To the best of our knowledge, there are no arrangements, the operation of which at a subsequent date will result in a change in control of the Company.

As of August 31, 2010, 56.55% of our outstanding Common Shares are registered in the name of 10 people and/or entities having addresses in Canada.

Voting Rights

The Company’s major shareholders do not have different voting rights from other shareholders.

Change of Control

To the best of our knowledge, there are no arrangements the operation of which may result in a change in control of the Company.

Control by Others

To the best of our knowledge, we are not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

B. Related Party Transactions

None of our directors, officers or principal shareholders, nor any family members of our directors, officers or principal shareholders, have any material interest, direct or indirect in any transactions in which we participated during the period commencing July 1, 2009 and ending on the date hereof which transactions were material to us, or any of our subsidiaries, except as stated elsewhere in this Annual Report or as indicated below. See ITEM 6. B. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES - Compensation. None of our directors, officers or principal shareholders, or family members of our directors, officers or principal shareholders, was involved in any transaction with us, or any of our subsidiaries, that was unusual in its nature or conditions involving goods, services, or tangible or intangible assets except as herein disclosed.

Our directors and officers were paid an aggregate of $690,575 during the year ended June 30, 2010 for wages, directors’ fees, consulting, legal, accounting and administrative services. These transactions have occurred in the normal course of operations and were measured at the exchange amount, which is that amount of consideration established and agreed to by the related parties.

C. Interests of Experts and Counsel

Not Applicable

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

Attached hereto are our audited consolidated financial statements for the years ended June 30, 2010 and June 30, 2009, which were prepared by management and have been audited by our independent auditors, Deloitte & Touche LLP. Also attached are our audited financial statements for the fiscal year ended June 30, 2008 which were audited by Kimber’s predecessor auditors, D&H Group LLP.

The financial statements are accompanied by auditors’ reports and related notes. See ITEM 18. -FINANCIAL STATEMENTS.

Legal Proceedings

There are no legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings and those involving any third party, which may have, or have had in the recent past, significant effects on our financial position or profitability. There are no legal proceedings to which we are a party, nor to the best of our knowledge are any legal proceedings contemplated except as may be herein disclosed.

Dividend Policy

We have not paid dividends in the past and we have no present intention of paying dividends on our Common Shares as we anticipate that all available funds will be invested to finance the growth of our business. Our directors will determine if and when dividends should be declared and paid in the future based upon our financial position at the relevant time. Our Common Shares are entitled to an equal share of any dividends declared and paid.

B. Significant Changes

On September 13, 2010, Kimber announced the extension of the expiry date of the warrants issued in connection with its private placement financing which closed on September 24, 2008. The expiry date of the warrants to purchase 1,997,459 common shares at a purchase price of $1.80 per share expiring on September 24, 2010 has been extended to September 24, 2011.

ITEM 9. THE OFFERING AND LISTING

A. The Offer and Listing Details

Our Common Shares trade on the TSX under symbol “KBR” and on the AMEX under symbol “KBX”. Our Common Shares have traded on the TSX since June 18, 2004 and on the AMEX since December 22, 2005. The following table sets forth the high and low closing prices in Canadian dollars of our Common

Shares traded on the TSX, and in United States dollars on the AMEX. The information contained in the following tables is taken from the yahoo website at http://ca.finance.yahoo.com/.

The following Table 14 outlines the annual high and low market prices for the five most recent fiscal periods:

Table 14
High/Low Market Prices For The Five Most Recent Fiscal Periods

TSX
		High	Low
	2010	$1.82	$0.54
	2009	$1.60	$0.53
	2008	$1.98	$0.62
	2007	$2.79	$1.34
	2006	$3.95	$1.40

AMEX
		High	Low
	2010	US$1.80	US$0.45
	2009	US$1.65	US$0.40
	2008	US$1.96	US$0.64
	2007	US$2.59	US$1.25
	2006(1)	US $3.43	US$1.70

(1) Shares listed for trading on the NYSE Amex on December 22, 2005.

The following Table 15 outlines the high and low market prices for each fiscal financial quarter for the two most recent fiscal periods and any subsequent period:

Table 15
High/Low Market Prices For Each Fiscal Financial Quarter For The Two Most Recent Fiscal Periods

TSX
		High	Low
	2011
	Q1 through September 10, 2010	$0.92	$0.65
	2010
	Q4	$1.29	$0.80
	Q3	$1.45	$0.91
	Q2	$1.82	$0.67
	Q1	$0.79	$0.54
	2009
	Q4	$0.80	$0.47
	Q3	$0.87	$0.56
	Q2	$1.05	$0.53
	Q1	$1.60	$0.65

AMEX
		High	Low
	2011
	Q1 through September 10 2010	US$0.95	US$0.60
	2010
	Q4	US$1.27	US$0.76
	Q3	US$1.42	US$0.88

Q2	US$1.80	US$0.59
Q1	US$0.78	US$0.45
2009
Q4	US$0.75	US$0.40
Q3	US$0.70	US$0.47
Q2	US$1.00	US$0.40
Q1	US$1.65	US$0.60

The following Table 16 outlines the high and low market prices for each of the most recent six months (to August 31, 2010):

Table 16
High/Low Market Prices For Each Of The Most Recent Six Months

TSX
		High	Low
	August, 2010	$0.88	$0.74
	July, 2010	$0.85	$0.65
	June, 2010	$1.04	$0.80
	May, 2010	$1.16	$0.93
	April, 2010	$1.29	$1.01
	March, 2010	$1.20	$0.94

AMEX
		High	Low
	August, 2010	US$0.85	US$0.72
	July, 2010	US$0.82	US$0.60
	June, 2010	US$1.00	US$0.76
	May, 2010	US$1.15	US$0.85
	April, 2010	US$1.28	US$1.03
	March, 2010	US$1.18	US$0.88

The closing price of the Common Shares on the TSX was $0.82 per Common Share and on the AMEX was US$0.79 per Common Share on September 10, 2010.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our Common Shares trade on the TSX under symbol “KBR” and on the AMEX under symbol “KBX”.

Our Shares have traded on the TSX since June 18, 2004 and on the AMEX since December 22, 2005.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expense of the issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not Applicable

B. Notice of Articles and Articles.

On December 12, 2007 our shareholders approved amendments to the Articles. See ITEM 19. EXHIBITS for a copy of the revised Articles.

Objects and Purposes of Kimber

Our charter documents place no restrictions upon our objects and purposes.

Directors’ Powers

Section 17.4 of our Articles (the “Articles”) provides that a director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act (British Columbia). Furthermore, section 17.2 provides that a director who holds a disclosable interest (as that term is defined in the Business Corporations Act) in a contract or transaction into which we have entered or propose to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

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

Our borrowing powers are set out in Article 8 of the Articles. If authorized by the directors, we may:

a)	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;
b)	issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation or any other person and at such discounts or premiums and on such other terms as they consider appropriate;
c)	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and
d)	mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of our present and future assets and undertaking.

The borrowing powers set forth in the Articles can be varied by amending the Articles. Section 9.4 of the

Articles and Section 259 of the Business Corporations Act (British Columbia) have the effect of requiring a special resolution to be adopted by the shareholders and a notice of alteration to the notice of articles to be filed with the Registrar of Companies for the Province of British Columbia to amend the Articles. A special resolution is a resolution passed by a majority of not less than three quarters of the votes cast by those members of a company who, being entitled to do so, vote in person or by proxy at a general meeting of the Company, or consented to in writing by every member of the Company who would have been entitled to vote in person or by proxy at a general meeting. Under the Business Corporations Act (British Columbia), an ordinary resolution of shareholders requires approval by a majority of the votes cast at a meeting of shareholders, present in person or represented by proxy.

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

Every person who acts as a director of a company and who is not qualified to act as a director under section 124(2) commits an offence.

Sections 14.10 and 14.11 of the Articles provides for the removal of a director. The shareholders may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. Further, the directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy

Share Rights

All of our authorized shares of Common Stock are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets and in all other respects, on liquidation, dissolution or winding up, whether voluntary or involuntary, or any other distribution of our assets among its shareholders for the purpose of winding up its affairs after we have paid out our liabilities. The issued Common Shares are not subject to call or assessment rights or any pre-emptive or conversion rights. The holders of Common Shares are entitled to one vote for each Common Share on all matters to be voted on by the shareholders. The directors have staggered terms of office but there are no cumulative voting rights. There are no provisions for redemption, purchase for cancellation, surrender or purchase funds.

Pursuant to section 61 of the Business Corporations Act (British Columbia) the rights attached to an issued class or series of shares must not be prejudiced or interfered with, unless the consent by a special separate resolution of the holders of the class or series of shares, as the case may be, is obtained. A special resolution requires a majority of 75% of the votes cast.

Meetings

Section 182(1) of the Business Corporations Act (British Columbia) provides that we must hold an annual general meeting at least once in every calendar year and not more than 15 months after the date that the last annual general meeting was held. Under section 10.4 of our Articles we must give our members entitled to receive notice of a general meeting not less than 21 days’ notice of any general meeting. Section 169(1) of the Business Corporations Act (British Columbia) provides that the notice of a general meeting be sent not more than 2 months before the meeting. The directors of a public company are required to provide, in addition to the notice of a general meeting, a form of proxy for use by every member entitled to vote at such meeting as well as an information circular containing prescribed information regarding the matters to be dealt with and conduct of the general meeting. Prior to each annual general meeting of its shareholders our directors must place before the shareholders comparative financial statements, made up to a date not more than 6 months before the annual general meeting, and the report of the auditor.

Section 167(2) of the Business Corporations Act (British Columbia) provides that shareholders of a company holding not less than 1/20 of the issued shares of the company may requisition the holding of a general meeting by delivering or sending notice to the company in accordance with the provisions of the Business Corporations Act (British Columbia).

Limitations on Ownership of Securities

There are no limitations on the right to own securities, imposed by foreign law or by our charter or other constating document.

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

Subject to the comments below on World Trade Organization (“WTO”) investors, a direct acquisition of a Canadian business with assets of C$5,000,000 or more, or any indirect acquisition of a Canadian business (i.e., the acquisition of a Canadian entity as a result of the acquisition of its non-Canadian corporate parent) where the purchaser acquires control of entities in Canada having assets valued at C$50,000,000 or more is reviewable. In addition, acquisitions or the establishment of new businesses in designated types of business activities related to Canada’s cultural heritage or national identity could be reviewed if the Government of Canada considers that it is in the public interest to do so, and in some circumstances may be prohibited.

The Act was amended with the implementation of the Agreement establishing the WTO to provide for special higher review thresholds for “WTO investors”, as defined in the Act. “WTO investor” includes (i)

an individual, other than a Canadian, who is a national of a WTO member (such as the United States), or who has the right of permanent residence in relation to that WTO member, (ii) governments of WTO members, and (iii) entities that are not Canadian-controlled, but which are WTO investor controlled, as determined by rules specified in the Act. The higher review thresholds for WTO investors do not apply, and the general rules described above do apply, to the acquisition of control of a Canadian business carrying on cultural activities. If the WTO investor rules apply and Kimber is not engaged at the time of the investment in a cultural business, an investment in the Common Shares of Kimber by or from a WTO investor will be reviewable only if it is an investment to acquire control of Kimber and the value of the assets of Kimber is equal to or greater than a specified amount (the “WTO Review Threshold”). The 2010 WTO Review Threshold is currently C$299,000,000. It has been proposed that the WTO Review Threshold will increase to C$600,000,000 in “enterprise value” when new regulations defining “enterprise value” are implemented pursuant to amendments to the Act which came into force on March 12, 2009, however draft regulations have yet to be passed.

If any non-Canadian, whether or not a WTO investor, acquires control of Kimber, but the transaction is not reviewable as described above, the non-Canadian is required to notify the Canadian government and to provide certain basic information relating to the investment. This notification may be filed up to 30 days following the acquisition. (A non-Canadian, whether or not a WTO investor, is also required to provide a notice to the government on the establishment of a new Canadian business.) If at the time of a proposed acquisition of the Company, we are engaged in a prescribed type of business activity related to Canada’s cultural heritage or national identity, and if the Canadian government considers it to be in the public interest to do so, then the Canadian government may give notice in writing within 21 days of the filing of the notification, requiring the investment to be reviewed.

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

On September 17, 2009 regulations setting out the timelines for each step of the national security review process were proclaimed in force. However, as each individual step may involve a number of possible outcomes, it is difficult to predict the length of time a national security review would take. Nevertheless, it is clear that the national security review process could add significant delays to the time required for obtaining regulatory approvals for transactions if the maximum prescribed periods are fully utilized. Furthermore, the national security review process will delay the investment review process described above as the Minister will not give a “net benefit” ruling unless the national security process has been completed.

The Act provides civil remedies for non-compliance with any provision. There are also criminal penalties for breach of confidentiality or providing false information.

Change in Control of Registrant

No provision of our Articles or other constating documents would have the effect of delaying, deferring, or preventing a change in control of the Company, and operate only with respect to a merger, acquisition or corporate restructuring involving Kimber or any of its subsidiaries.

Ownership Threshold

There are no provisions of our Articles or other constating documents governing the ownership threshold above which shareholder ownership must be disclosed.

C. Material Contracts

Our material contracts are listed under “ITEM 19. EXHIBITS” and copies are appended to this Annual Report. A summary of each material contract, other than contracts entered into in the ordinary course of business is included in “ITEM 19. EXHIBITS” below.

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

E. Taxation

A brief description of certain provisions of the tax treaty between Canada and the United States (the “Convention”) is included below, together with a brief outline of certain Canadian federal income tax considerations pursuant to the Income Tax Act (Canada) (the “Canadian Tax Act”), including withholding provisions, generally applicable to a holder of our Common Shares who, for the purposes of the Canadian Tax Act and the Convention, is not resident in Canada but is resident in the United States. This summary is not exhaustive of all of the Canadian federal income tax considerations nor does it take into account or anticipate any provincial, territorial or foreign tax considerations arising from the acquisition, ownership or disposition of our Common Shares.

THE FOLLOWING INFORMATION IS GENERAL AND SECURITY HOLDERS SHOULD SEEK THE ADVICE OF THEIR OWN TAX ADVISORS, TAX COUNSEL OR ACCOUNTANTS WITH RESPECT TO AN INVESTMENT IN THE COMMON SHARES OF KIMBER HAVING REGARD TO THEIR PARTICULAR CIRCUMSTANCES. NO OPINION WAS REQUESTED BY US, OR IS PROVIDED BY OUR LEGAL COUNSEL AND/OR AUDITORS.

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of our Common Shares for a shareholder of Kimber who, for the purposes of the Tax Act and the Convention, and at all relevant times, is not resident in Canada but is resident in the United States, is entitled to full benefits under the Convention and will acquire and hold our Common Shares as capital property (a “Non-Resident”). This summary does not apply to a shareholder who within the last 12 months has carried on business in Canada through a “permanent establishment” situated in Canada or who has a fixed base in Canada for the purposes of performing independent personal services if the shareholder’s Common Shares of Kimber form part of the business property of such permanent establishment or pertain to such fixed base. This summary is based on the provisions of the Canadian Tax Act and the regulations thereunder in force as of the date hereof and on an understanding of the current published administrative practices of Canada Revenue Agency, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is of a general nature only and is not a substitute for independent advice from a shareholder’s own Canadian and U.S. tax advisors.

The provisions of the Canadian Tax Act are subject to income tax treaties to which Canada is a party, including the Convention.

Dividends on Common Shares

Under the Canadian Tax Act, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25 percent of the gross amount of dividends paid or deemed to have been paid to such nonresident by a corporation resident in Canada. The Convention limits the rate to 15 percent for a NonResident if the dividends are beneficially owned by and paid to such Non-Resident and limits the rate to 5 percent if the Non-Resident is also a corporation that beneficially owns at least 10 percent of the voting stock of the payor corporation.

The amount of a stock dividend (for tax purposes) would generally be equal to the amount by which our paid-up capital (for the purposes of the Canadian Tax Act) had increased by reason of the payment of such dividend. We will furnish additional tax information to shareholders in the event of such a dividend.

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

The withholding tax payable on dividends is to be withheld at source by us or people acting on our behalf. We are liable for the amount of the tax, penalties and interest if we fail to so withhold. The shareholder is liable in any event if we fail to withhold.

Dispositions of Common Shares

On the basis that the Common Shares do not derive their value principally from real property situated in Canada, a Non-Resident will generally not be liable to Canadian income tax on the gain, if any, arising as a result of a disposition or deemed disposition of a Common Share.

United States Federal Income Tax Consequences

The following is a general discussion of certain possible U.S. federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of our Common Shares. This discussion is of a general nature only and does not take into account the particular facts and circumstances, with respect to U.S. federal income tax issues, of any particular U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See Canadian Federal Income Tax Consequences above).

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

U.S. Holders

As used herein, a “U.S. Holder” means a holder of our Common Shares who is (i) a citizen or individual resident of the U.S., (ii) a corporation (other than a corporation subject to Subchapter S of the Code) created or organized in or under the laws of the U.S. or of any political subdivision thereof, (iii) an estate whose income is taxable in the U.S. irrespective of source or (iv) a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described Section 7701(a)(30) of the Code.

Persons Not Covered

This summary does not address the U.S. federal income tax consequences to persons (including persons who are U.S. Holders) subject to special provisions of U.S. federal income tax law, including (i) tax-exempt organizations, (ii) qualified retirement plans, (iii) individual retirement accounts and other tax-deferred accounts, (iv) financial institutions, (v) insurance companies, (vi) real estate investment trusts, (vii) regulated investment companies, (viii) broker-dealers, (ix) persons or entities that have a “functional currency” other than the U.S. dollar, (x) persons subject to the alternative minimum tax, (xi) persons who own our Common Shares as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, (xii) persons who acquired our Common Shares through the exercise of employee stock options or otherwise as compensation for services, (xiii) persons that own an interest in an entity that owns our Common Shares, (xiv) persons who own, exercise or dispose of any options, Warrants or other rights to acquire our Common Shares, (xv) entities treated as partnerships for U.S. federal income tax purposes, (xvi) corporations subject to Subchapter S of the Code, (xvii) U.S. expatriates or former long-term residents, (xviii) U.S. Holders that own, directly or indirectly or by attribution, 10% or more, by voting power or value, of the outstanding Common Shares of the Company, or (xix) persons who own our Common Shares other than as a capital asset within the meaning of Section 1221 of the Code.

Distributions on Common Shares of Kimber

Subject to the “passive foreign investment company” (“PFIC”) rules discussed below, U.S. Holders receiving distributions (including constructive distributions) with respect to our Common Shares are required to include in gross income as dividends for U.S. federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that we have current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Canadian income tax withheld from distributions may result in a credit or deduction for United States federal income tax purposes. See more detailed discussion at “Foreign Tax Credit” below. To the extent that distributions from Kimber exceed our current or accumulated earnings and profits, such distributions will not be treated as dividends but will instead be treated first as a return of capital, to the extent of the U.S. Holder’s adjusted basis in the Common Shares, and thereafter as gain from the sale or exchange of our Common Shares. See more detailed discussion at “Disposition of Common Shares of Kimber” below. In general, dividend distributions are taxed as ordinary income. At present, such dividends may be subject to a preferential tax rate for individuals, estates and trusts of no more than 15% if such dividends are “qualified dividends”. However, this preferential tax rate may not be available if we are, or were, a PFIC. See Passive Foreign Investment Company discussion below.

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

Certain information reporting and backup withholding rules may apply with respect to certain payments related to our Common Shares. In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold 28% of any payments to a U.S. Holder of our Common Shares of dividends on, or proceeds from the sale of, such Common Shares within the U.S., if a U.S. Holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the information reporting and backup withholding rules applicable to Kimber’s Common Shares.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian or other foreign income tax with respect to the ownership of our Common Shares may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for U.S. federal income tax purposes with respect to such foreign tax paid or withheld. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from distributions to) the U.S. Holder during that year. If the taxpayer chooses to deduct foreign taxes, the allowable deduction may be limited by various tax rules.

There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s U.S. income tax liability that the U.S. Holder’s “foreign source” income bears to his or its worldwide taxable income. In applying this limitation, the various items of income and deduction must be classified as either “foreign source” or “U.S. source.” Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income. Dividends distributed by us will generally constitute “foreign source” income, and will generally be classified as “passive income” for most U.S. Holders.

The availability of the foreign tax credit and the application of the limitations with respect to the foreign tax credit are fact specific, and each U.S. Holder of Common Shares of Kimber is urged to consult their own financial advisor, legal counsel or accountant regarding the foreign tax credit rules.

Disposition of Common Shares of Kimber

A U.S. Holder will recognize gain or loss upon the sale or other taxable disposition of our Common Shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in our Common Shares. This gain or loss will be capital gain or loss if the Common Shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if our Common Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation. Deductions for net capital losses are subject to significant limitations. For U.S. Holders that are not corporations, any unused portion of such net capital loss may be carried forward to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations, an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted. The availability of preferential tax rates on capital gains is subject to our status as a PFIC. See Passive Foreign Investment Company discussion below.

Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the U.S. federal income tax consequences to U.S. Holders resulting from the ownership and disposition of our Common Shares:

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

We believe that it was a PFIC for its most recent taxable year and based on current business plans and financial projections, may qualify as a PFIC in subsequent years. There can be no assurance that our determination concerning our PFIC status will not be challenged. In addition, one or more of our corporate subsidiaries may have qualified as a PFIC for its most recent taxable year, may have qualified as a PFIC in prior years and may qualify as a PFIC in subsequent years.

A U.S. Holder who holds stock directly or indirectly in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. federal income taxation under one of three alternative tax regimes at the election of each such U.S. Holder. The following is a discussion of such three alternative tax regimes applied to such U.S. Holders of our Common Shares.

QEF Election

A U.S. Holder who elects in a timely manner to treat Kimber as a QEF (an “Electing U.S. Holder”) will generally be subject, under Section 1293 of the Code, to current U.S. federal income tax for any taxable year in which we qualify as a PFIC on his or its pro rata share of our (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case for the shareholder’s taxable year in which (or with which) our taxable year ends, regardless of whether such amounts are actually distributed. If we have a deficit in earnings and profits for the year, there will be no income inclusion for the U.S. Holders but no loss will flow through to the U.S. Holders.

A QEF election will only be effective if we provide certain information to the U.S. Holders. There can be no assurances that we can, or will, comply with these requirements. U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for making a QEF election.

An effective QEF election, if in force for all PFIC years in the U.S. Holder’s holding period, or if made in conjunction with an election to purge the PFIC taint for prior years, also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his or its Common Shares of Kimber as capital gain; and (ii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of our annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as “personal interest” that is not deductible. If no QEF election is in force for all PFIC years in a taxpayer’s holding period, Section 1291 treatment, discussed below, will apply.

The U.S. federal income tax consequences of the QEF election will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which we are a PFIC. If we qualified as a PFIC in a prior year in the holding period, then in order to purge the PFIC taint for prior years, in addition to making the QEF election, the U.S. Holder must elect to recognize (i) under the rules of Section 1291 of the Code (discussed herein), any gain that he or it would otherwise recognize if the U.S. Holder sold his or its stock on the qualification date or (ii) if we are a CFC, the U.S. Holder’s pro rata share of our post-1986 earnings and profits as of the qualification date. The qualification date is the first day of or first tax year in which we qualified as a QEF with respect to such U.S. Holder. U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules. In addition to the above rules, under very limited circumstances, a U.S. Holder may make a retroactive QEF election if such U.S. Holder failed to file the QEF election documents in a timely manner.

A QEF election, once made with respect to us, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election. If a QEF election is made by a U.S. Holder and we cease to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which we do not qualify as a PFIC. Therefore, if we again qualify as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which we qualify as a PFIC. In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in our Common Shares. Therefore, if such U.S. Holder reacquires an interest in us, that U.S. Holder will be subject to the rules described above for Electing U.S. Holders for each tax year in which we qualify as a PFIC.

Section 1291 Rules

If a U.S. Holder does not have a QEF election in effect during a year in which it holds the Common Shares in question and we are a PFIC (a “Non-Electing U.S. Holder”), then special punitive taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his or its Common Shares and (ii) certain “excess distributions” (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, the U.S. Holder’s holding period) by us.

A Non-Electing U.S. Holder generally would be required to prorate all gains realized on the disposition of our Common Shares and all excess distributions on our Common Shares over the entire holding period for the Common Shares. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to our first taxable year during such U.S. Holder’s holding period for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly non-deductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

The punitive consequences of Section 1291 fund status extend beyond the rules discussed above. For example, under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of our Common Shares in the hands of the transferee and the basis of any property received in the exchange for those Common Shares would be increased by the amount of gain recognized. However, the specific U.S. federal income tax consequences to the U.S. Holder and the transferee may vary based on the manner in which the Common Shares are transferred.

In addition, certain special adverse rules may apply with respect to the holding of our Common Shares while we are a PFIC. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such Shares.

If we are a PFIC for any taxable year during which a Non-Electing U.S. Holder holds our Common Shares, then we will continue to be treated as a PFIC with respect to such Common Shares of the Company, even if it is no longer a PFIC by definition. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Common Shares of Kimber had been sold on the last day of the last taxable year for which it was a PFIC.

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

If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder effective after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to our

Common Shares (including any gain from the initial mark-to-market). A U.S. Holder who makes the mark-to-market election will include in ordinary income for the taxable year for which the election was made and subsequent years an amount equal to the excess, if any, of the fair market value of our Common Shares as of the close of such tax year (or, in the case of a sale or other disposition, the amount realized) over such U.S. Holder’s adjusted basis in such Common Shares. In addition, the U.S. Holder is allowed an ordinary deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the Common Shares over the fair market value of such Shares as of the close of the tax year (or in the case of a sale or other disposition, the amount realized), or (ii) the excess, if any, of (A) the mark-to-market gains for our Common Shares included by such U.S. Holder for prior tax years, including any amount which was included pursuant to the Section 1291 rules discussed above, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder’s adjusted tax basis in our Common Shares will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year we are a PFIC, unless our Common Shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. U.S. Holders should consult their tax advisor regarding the manner of making such an election.

Kimber’s Subsidiaries

If we are (or have been) a PFIC and at any time have a non-US corporate subsidiary that is a PFIC, U.S. Holders generally would be deemed to own, and also would be subject to the PFIC rules with respect to, their indirect ownership interests in any such lower-tier PFIC. If a U.S. Holder does not make a QEF election in respect of a lower-tier PFIC, the U.S. Holder could incur liability for the deferred tax and interest charge described above if either (i) we receive a distribution from, or disposes of all or part of its interest in, the lower-tier PFIC or (ii) the U.S. Holder disposes of all or part of its interest in us. A QEF election will only be effective with respect to a lower-tier PFIC if the lower-tier PFIC provides certain information to the U.S. Holders. There can be no assurances that we can, or will, cause any lower-tier PFIC to comply with these requirements. U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for making a QEF election for any lower-tier PFIC.

A mark-to-market election under the PFIC rules with respect to Kimber would not apply to a lower-tier PFIC, and a U.S. Holder would not be able to make such an election with respect to its indirect ownership interest in any lower-tier PFIC. Accordingly, U.S. holders could be subject to the PFIC rules with respect to income of any lower-tier PFIC the value of which has already been taken into account indirectly via a mark-to-market election made with respect to us. Similarly, if a U.S. Holder made a mark-to-market election under the PFIC rules with respect to us and made a QEF election with respect to a lower-tier PFIC, that U.S. Holder could be subject to current taxation with respect to income from the lower-tier PFIC, the value of which was taken into account indirectly via the mark-to-market election.

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

F. Dividends and Paying Agents

Not applicable

G. Statement by Experts

Not applicable.

H. Documents on Display

The documents described herein may be inspected at our head office, Suite 215 - 800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6, during normal business hours.

The current Annual Report, including all exhibits has been filed with the Securities and Exchange Commission and it is available for review in the Commission’s public reference room or on the Commission’s website at www.sec.gov.

You may review a copy of our filings with the SEC, including exhibits and schedules filed with it, in the SEC's Public Reference Room at 100 F Street NE, Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 or the Conventional Reading Rooms’ Headquarters Office at 212-551-8090 for further information on the public reference rooms. The SEC maintains a web site (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

I. Subsidiary Information

Not Applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In summary, the principal market risks which we are exposed to are changes in the price of gold and silver and adverse movements in foreign exchange rates. We use the Canadian dollar as our reporting currency and are therefore exposed to foreign exchange movements against the Canadian dollar of the United States Dollar and the Mexican Peso. For more detailed disclosure of industry risks please see above ITEM 3. D. KEY INFORMATION - Risk Factors - Industry Risks.

During the financial year and up to the date of this report we have not used financial instruments to reduce our exposure to market risks. Additional disclosure on financial instruments held by us at June 30, 2010 is contained in note 12 ‘Financial instruments’ to the consolidated financial statements.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A-C.
Not Applicable

D. American Depositary Receipts

We do not have securities registered as American Depositary Receipts.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A-D.

None.

E. Use of Proceeds

Not Applicable.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934) as of June 30, 2010.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Securities Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and our Chief Financial Officer, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

Based upon this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective as of June 30, 2010.

B. Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Securities Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness in future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, including our Chief Executive Officer and our Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of June 30, 2010. In making its assessment of internal control over financial reporting, our management used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management concluded that our internal control over financial reporting was effective.

Although we are a non-accelerated filer and not required to do so, we engaged Deloitte and Touche LLP, our independent registered public accounting firm, to audit the effectiveness of our internal control over financial reporting as of June 30, 2010. The results of that audit are included in Deloitte’s report included in the financial statements section of this Annual Report.

The management report and the auditor attestation report shall be deemed not to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, and otherwise subject to the liabilities of that section.

C. Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during the financial year ended June 30, 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Donald Young serves as chair of the Audit Committee of our Board of Directors. The Board of Directors has determined that Donald Young satisfies the criteria for an audit committee financial expert under the Securities Exchange Act. The SEC has indicated that the designation of Donald Young as an audit committee financial expert does not make Donald Young an “expert” for any purpose, impose any duties, obligations or liability on Donald Young that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee. Mr. Young is “independent” as defined in Section 803 of the listing standards of the AMEX.

ITEM 16B. CODE OF ETHICS

We have adopted a code of ethics (the “Code of Conduct”) that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Our Code of Conduct is available on our website at www.kimberresources.com. We will disclose any amendment to a provision of the Code of Conduct or any waiver granted from a provision of the Code of Conduct on our website, as provided above, within five days of the occurrence of such event.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

On September 18, 2008 the Board of Directors, proposed Deloitte & Touche LLP, Chartered Accountants (“Deloitte”) as our independent registered chartered accountants, a proposal which was subsequently ratified by our shareholders. Deloitte & Touche LLP, Independent Registered Chartered Accountants were subsequently reappointed as our auditors for the financial year ending June 30, 2010

Fees Paid to Auditor

	Fees for 2010 ($)	Fees for 2009 ($)

Audit Fees	$142,500	$98,900
Audit Related Fees	0	0
Tax Fees	15,500	0
All Other Fees	0	0
Totals	$157,500	$98,900

"Audit Fees" represent fees for the audit of the Corporation's consolidated annual financial statements, review of the Corporation's interim financial statements, review in connection with regulatory financial filings and attendance at Audit Committee meetings and discussions with management. “Audit-Related Fees” are comprised of fees for assurance and related services that are reasonably related to the audit or the review of the financial statements. In 2010 and 2009 there were no "Audit Related Fees" that are not included in “Audit Fees”. "Tax Fees" represent fees for preparation of Canadian corporate income tax returns, Information Returns in Respect of Controlled Foreign Affiliates and forms in respect of Transactions with Non-Resident Persons.

Pre-approval of Fees and Independence of Auditor

The Securities and Exchange Commission requires that before our independent auditors are engaged by us or our subsidiaries to render any auditing or permitted non-audit related service, the engagement be approved by the audit committee; or entered into pursuant to pre-approval policies and procedures established by the audit committee, provided the policies and procedures are detailed as to the particular service, the audit committee is informed of each service, and such policies and procedures do not include delegation of the audit committee’s responsibilities to management. Under the audit committee’s policies, it pre-approves all services provided by our independent auditors. In the years ended June 30, 2010 and June 30, 2009, the audit committee pre-approved all services provided by our independent auditors.

The audit committee considers the nature and amount of the fees billed by Deloitte and believes that the provision of the services for activities unrelated to the audit is compatible with maintaining Deloitte’s independence.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On September 18, 2008, our board of directors resolved that it would not recommend D&H Group LLP for reappointment as our auditor at the Annual General Meeting of the Company held on December 10, 2008. On the same date, our board of directors resolved to recommend that Deloitte & Touche LLP be appointed our auditors for the financial year ending June 30, 2009. These actions were considered and approved by the Audit Committee of our Board of Directors and our Board of Directors. These actions were approved by our shareholders in our Annual General Meeting held on December 10, 2008. None of the reports on any of our financial statements prepared by D&H Group LLP contained an adverse opinion and no opinion of D&H Group LLP was modified as to audit scope or accounting principles. We are not aware of any disagreements with D&H Group LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of D&H Group LLP, would have caused it to make references to the subject matter of the disagreement(s) in connection with its report.

ITEM 16G. CORPORATE GOVERNANCE

Our common shares are listed on the NYSE Amex. Section 110 of the NYSE Amex Company Guide permits the NYSE Amex to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE Amex listing criteria, and to grant exemptions from NYSE Amex listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which our governance practices differ from those followed by domestic companies pursuant to NYSE Amex standards is as follows:

Shareholder Meeting Quorum Requirement: The NYSE Amex minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on NYSE Amex is required to state its quorum requirement in its bylaws. Our quorum requirement is set forth in its Articles. A quorum for a meeting of our shareholders is two persons present being, or representing by proxy, shareholders holding at least 5% of the issued shares of the Company entitled to vote at the meeting

Proxy Delivery Requirement: NYSE Amex requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. We are a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and our equity securities are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. We solicit proxies in accordance with applicable rules and regulations in Canada.

The foregoing is consistent with the laws, customs and practices in Canada.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company has elected to prepare its financial statements in accordance with Item 18

ITEM 18. FINANCIAL STATEMENTS

The financial statements were prepared in accordance with Canadian GAAP and are presented in Canadian dollars. There are material differences between U.S. GAAP and Canadian GAAP.

The consolidated financial statements are in the following order:

1.	Consolidated Balance Sheets;
2.	Consolidated Statements of Operations and Comprehensive Loss;
3.	Consolidated Statement of Shareholders’ Equity
4.	Consolidated Statements of Cash Flows; and
5.	Notes to the Consolidated Financial Statements.

ITEM 19. EXHIBITS

The exhibits included in this Annual Report are in the following order:

1. Articles of Incorporation and Bylaws

The Amended Articles approved by our shareholders on December 12, 2007 contained in our Annual Report filed with the SEC on September 30, 2008 are incorporated by reference.

4. Material Contract

Except for contracts made in the ordinary course of our business, the following are the material contracts to be performed in whole or in part on or after the date of filing this Annual Report or entered into by us or any of our subsidiaries within two years before the date of this Annual Report:

a.	Intentionally left blank

b.	Intentionally left blank

c.	Intentionally left blank

d.	Intentionally left blank

e.
Carried Interest Agreement dated February 18, 2000 among Kimber, Thorne International Ltd. and Minera Ayutla S. A. de C. V. This agreement provides that Thorne and Ayutla will give assistance to us in the acquisition of the Monterde Property and the provision of Common Shares to them, which has been completed. If we elect to abandon the Monterde Property we have an obligation to convey it to Thorne and Ayutla.[1]

f.	Intentionally left blank

g.
Temporary Occupation of Ejido Land Agreement dated July 13, 2003 between the Ejido Monterde, represented by the members of its board of directors, Blas Quezada Ozuna, Ramon Balois Munoz, Miguel Palacios Trias, and Manuel Quezada Ponce and Minera Monterde. This agreement grants Minera Monterde the right to use and occupy Ejido Monterde lands for the purpose of exploration, development and mining. Minera Monterde has the obligation to pay annual rent to the Ejido Monterde at an annual rate to be established by the Mexican governments Institute for the Administration Appraisal of National Assets (“INDABIN”).[1]

h.	Intentionally left blank

i.	Intentionally left blank

j.	Intentionally left blank

k.	Intentionally left blank

l.
Transfer Agent, Registrar and Dividend Disbursing Agent Agreement dated as of the 29th day of April 2002 between Kimber and Computershare Trust Company of Canada. This agreement provides for the provision of transfer agent services by Computershare Investor Services Inc., the successor company to Computershare Trust Company of Canada. [1]

m.
Stock Option Plan dated for reference March 28, 2002, as amended by Shareholder resolutions passed December 10, 2003. This stock option plan was established to recognize contributions made by directors, officers, employees, management company employees and consultants and to create an incentive for their continuing relationship with the Company. It provides that our Board of Directors may grant 5,294,613 stock options to such directors, officers, employees, management company employees and consultants upon the terms set forth in the Plan. This stock option plan has been superseded by the 2007 Plan approved by the shareholders on December 12, 2007.[1]

n.
Stock Option Agreements between Kimber and various directors, consultants, employees and officers of and to us. Samples of the various standard form option agreements are attached. The agreements set forth the terms of the stock option grants to each individual who has an option agreement with us.[1]

o.	Intentionally left blank

p.
Listing Agreement dated June 11, 2004 between the Toronto Stock Exchange, the “TSX”, and Kimber. This agreement provides for the listing of the Common Shares on the Toronto Stock Exchange and our agreement to abide by the rules of the TSX and to pay the TSX fees payable from time to time.[1]

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

ee.
Temporary Occupation of Ejido Land Agreement dated May 7, 2006 between the Ejido Ocobiachi, represented by the members of its board of directors, Octavio Castro Marquez, Guadalupe Ortiz Rivas, and the President of its Supervisory Board, Fernando Trias Aranda and Minera Monterde. This agreement grants Minera Monterde the right to use and occupy Ejido Ocobiachi lands for the purpose of exploration, development and mining for a period of 30 years from the date of the agreement. Minera Monterde has the obligation to pay annual rent to the Ejido Ocobiachi at an annual rate to be established by the Mexican governments Institute for the Administration Appraisal of National Assets (“INDABIN”).[2]

ff.	Intentionally left blank

gg.	Intentionally left blank

hh.	Change of Control Agreement dated April 26, 2007 between Gordon Cummings and Kimber. See ITEM 6. B. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES - Compensation of this Annual Report. [3]

ii.	Employment Agreement dated September 25, 2007 between Gordon Cummings and Kimber. See ITEM 6. B. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES - Compensation of this Annual Report. [3]

jj.	Employment Agreement dated November 21, 2007 between Lyn B. Davies and Kimber. See ITEM 6. B. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES - Compensation of this Annual Report. [4]

kk.	Employment Agreement dated November 18, 2007 between P. Marius Maré and Kimber. See ITEM 6. B. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES - Compensation of this Annual Report. [4]

ll.
Kimber Resources Inc. 2007 Stock Option Plan approved by Shareholder resolutions on December 12, 2007. This stock option plan was established to superseded the 2002 Plan and provide an incentive to attract and retain employees and others engaged in providing service to the Company. It provides that our Board of Directors may grant stock options up to 10% of our Common Shares issued and outstanding from time to time less the number of options to acquire Common Shares that remain Outstanding under all existing option agreements under the 2002 Plan.[4]

Common Shares that remain outstanding under all existing option agreements under the 2002 Plan. [4]

mm.
Consulting Agreement dated February 1, 2008 between JB Engineering Ltd. and Kimber. This agreement provides that Mr. Richards will supply us with engineering and other project related services in connection with our projects at a rate of $100 per hour.[4]

nn.
Consulting Agreement dated February 29, 2008 between Michael E. Hoole and Kimber. Pursuant to this agreement Mr. Hoole will provide on-going management consulting services to us for a 12 month period at a rate of $125 per hour. [4]

oo.
Various Private Placement Subscription Agreements for US subscribers in connection with the non-brokered private placement of a total of 8,000,000 units consisting of one (1) Share and one-half (1/2) Warrant which closed on March 11, 2008. An unsigned copy of the form of the Private Placement Subscription Agreements is attached. These subscription agreements provide for the purchase by and sale to US subscribers of specific numbers of units consisting of one (1) Share and one-half (1/2) Warrant at a price of $0.75 per unit. [4]

pp.
Various Private Placement Subscription Agreements for non-US subscribers in connection with a non-brokered private placement of a total of 8,000,000 units consisting of one (1) Share and one-half (1/2) Warrant which closed on March 11, 2008. An unsigned copy of the form of the Private Placement Subscription Agreements is attached. These subscription agreements provide for the purchase by and sale to non-US subscribers of specific numbers of units consisting of one (1) Share and one-half (1/2) Warrant at a price of $0.75 per unit. [4]

qq.	Intentionally left blank

rr.	Intentionally left blank

ss.	Intentionally left blank

tt.
Various Private Placement Subscription Agreements for US subscribers in connection with the brokered private placement of 4,000,000 units consisting of one (1) Common Share and one-half (1/2) Warrant closed on September 24, 2008. An unsigned copy of the form of the Private Placement Subscription Agreements is attached. These subscription agreements provide for the purchase by and sale to US subscribers of specific numbers of units consisting of one (1) Common Share and one-half (1/2) Warrant at a price of $1.25 per unit. [4]

uu.
Various Private Placement Subscription Agreements for non-US subscribers in connection with the brokered private placement of 4,000,000 units consisting of one (1) Common Share and one-half (1/2) Warrant closed on September 24, 2008. An unsigned copy of the form of the Private Placement Subscription Agreements is attached. These subscription agreements provide for the purchase by and sale to non-US subscribers of specific numbers of units consisting of one (1) Common Share and one-half (1/2) Warrant at a price of $1.25 per unit. [4]

vv.
Stock Option Agreement between Kimber and optionee pursuant to the Kimber Resources Inc. 2007 Stock Option Plan. An unsigned copy of the standard form option agreement is attached. The agreement sets forth the standard terms of the stock option grant to each individual who has an option agreement with us. The terms of a specific agreement may differ depending on terms established by the Board of Directors. [4]

ww.
Amending Agreement to Temporary Occupation of Ejido Land Agreement dated January 30, 2005 between between the Ejido Monterde, represented by Blas Quezada Ozuna, Ramon Balois Munoz and Miguel Quintero Rivas acting as President, Secretary and Treasurer respectively of the Ejido Board and Miguel Palacios Trias, acting as President of the Supervisory Board, and Minera Monterde. This agreement amends the area of land covered by the agreement and fixes the right to use and occupy Ejido Monterde lands for the purpose of exploration, development and mining for a period of 30 years from July 13, 2003. [4]

xx.
Amending Agreement dated February 28, 2009 between Michael E. Hoole and Kimber amending the Consulting Agreement between the parties dated February 29, 2008. Pursuant to this agreement Mr. Hoole will continue to provide on-going management and legal consulting services to us on a month to month basis subject to termination by either party on 90 days notice to the other party. [5]

yy.	Loan Agreement made as of January 1, 2006 and executed June 18, 2009 between Kimber and Minera Monterde providing the terms upon which loans have been made and will be made by us to Minera Monterde. [5]

zz.
Loan Agreement made as of April 18, 2008 and executed June 18, 2009 between Kimber and Minera Pericones providing the terms upon which loans have been made and will be made by us to Minera Pericones. [5]

aaa.
Temporary Occupation Agreement dated April 27, 2009 between Irinea Plata Gomez and Minera Pericones. This agreement grants Minera Pericones the right to use and occupy lands held by Irinea Plata Gomez for the purpose of exploration, development and mining for a period of 25 years from the date of the agreement. Minera Pericones has the obligation to pay annual rent of 700 pesos per hectare, subject to adjustment based on the previous year’s consumer price index, for the area occupied. [5]

bbb.
Temporary Occupation Agreement dated April 26, 2009 between Rosa Lidia Jurado Arce and Minera Pericones. This agreement grants Minera Pericones the right to use and occupy lands held by Rosa Lidia Jurado Arce for the purpose of exploration, development and mining for a period of 25 years from the date of the agreement. Minera Pericones has the obligation to pay annual rent of 300 pesos per hectare, subject to adjustment based on the previous year’s consumer price index, for the area occupied. [5]

ccc.
Temporary Occupation Agreement dated April 27, 2009 between Refugio Velazquez Luvianos and Minera Pericones. This agreement grants Minera Pericones the right to use and occupy lands held by Refugio Velazquez Luvianos for the purpose of exploration, development and mining for a period of 25 years from the date of the agreement. Minera Pericones has the obligation to pay annual rent of 5,000 pesos, subject to adjustment based on the previous year’s consumer price index, for the area occupied. [5]

ddd.
Temporary Occupation Agreement dated April 27, 2009 between Rigoberto Lopez Rivera and Minera Pericones. This agreement grants Minera Pericones the right to use and occupy lands held by Rigoberto Lopez Rivera for the purpose of exploration, development and mining for a period of 25 years from the date of the agreement. Minera Pericones has the obligation to pay annual rent of 500 pesosper hectare, subject to adjustment based on the previous year’s consumer price index, for the area occupied. [5]

eee.
Temporary Occupation Agreement dated April 27, 2009 between Juan Saucedo Solis and Minera Pericones. This agreement grants Minera Pericones the right to use and occupy lands held by Juan Saucedo Solis for the purpose of exploration, development and mining for a period of 25 years from the date of the agreement. Minera Pericones has the obligation to pay annual rent of 5,000 pesos, subject to adjustment based on the previous year’s consumer price index, for the area occupied. [5]

fff.	Temporary Occupation Agreement dated June 24, 2009 between Francisco Morales Anacleto, Monico Morales Anacleto and Minera Pericones. This agreement grants Minera Pericones the right to use and occupy lands held by Francisco Morales Anacleto and Monico Morales Anacleto for the purpose of exploration, development and mining for a period of 25 years from the date of the agreement. Minera Pericones has the obligation to pay annual rent of 5,000 pesos, subject to adjustment based on the previous year’s consumer price index, for the area occupied. [5]

ggg.	Temporary Occupation Agreement dated May, 2009 between Rivera Hernandez Ema and Minera Pericones. This agreement grants Minera Pericones the right to use and occupy lands held by Rivera Hernandez Ema for the purpose of exploration, development and mining for a period of 25 years from the date of the agreement. Minera Pericones has the obligation to pay annual rent of 666.70 pesos per hectare, subject to adjustment based on the previous year’s consumer price index, for the area occupied. [5]

hhh.	Temporary Occupation Agreement dated May 28, 2009 between Moises Plata Jaimes and Minera Pericones. This agreement grants Minera Pericones the right to use and occupy lands held by Moises Plata Jaimes for the purpose of exploration, development and mining for a period of 25 years from the date of the agreement. Minera Pericones has the obligation to pay annual rent of 500 pesos per hectare, subject to adjustment based on the previous year’s consumer price index, for the area occupied. [5]

iii.	Temporary Occupation Agreement dated June 24, 2009 between Roberto Anacleto Catalino Octaviano and Minera Pericones. This agreement grants Minera Pericones the right to use and occupy lands held by Roberto Anacleto Catalino Octaviano for the purpose of exploration, development and mining for a period of 25 years from the date of the agreement. Minera

Pericones has the obligation to pay annual rent of 5,000 pesos, subject to adjustment based on the previous year’s consumer price index, for the area occupied. [5]

jjj.	Temporary Occupation Agreement dated June 24, 2009 between Alicia Eusebio Secundino and Minera Pericones. This agreement grants Minera Pericones the right to use and occupy lands held by Alicia Eusebio Secundino for the purpose of exploration, development and mining for a period of 25 years from the date of the agreement. Minera Pericones has the obligation to pay annual rent of 5,000 pesos, subject to adjustment based on the previous year’s consumer price index, for the area occupied. [5]

kkk.	Assignment of Mining Concessions Rights and Obligations Agreement dated November 17, 2009 between Javier Orpinel Guerra, as “Assignor” and Minera Monterde as “Assignee”, pursuant to which the Assignor assigned to Minera Monterde a 100% interest in and to the San Francisco Concession for the total purchase price of US$75,000 payable $US$15,000 upon signing of the agreement and the balance of US$60,000 by March 31, 2010 and which was paid to the Assignor on January 15, 2010.

lll.	Engagement letter agreement between Scarsdale Equities LLC (“Scarsdale”) and Kimber dated December 7, 2009 pursuant to which Scarsdale agreed to act as financial advisor for us and upon successfully completing its due diligence to enter into a placement agreement to act as principal placement agent in respect to a potential offering of Common Shares in the United States in consideration for the payment of a fee of 4.5% of the gross proceeds received from the sale of Common Shares and, assuming a successful completion of the offering, the reimbursement of Scarsdale’s out of pocket expenses not to exceed US$30,000.

mmm.	Amending Agreement dated February 3, 2010 between Scarsdale Equities LLC (“Scarsdale”) and Kimber amending the engagement letter agreement between the parties dated December 7, 2009 by confirming the terms of the payment of out-of-pocket expenses and the deletion of Section 5(d) of the engagement letter agreement.
nnn.	Placement Agency Agreement between Scarsdale Equities LLC (“Scarsdale”) and Kimber dated February 3, 2010 pursuant to which Scarsdale agreed to act as exclusive placement agent in respect to a potential offering of Common Shares in the United States in consideration for the payment of a fee of 4.5% of the gross proceeds received from the sale of Common Shares and, assuming a successful completion of the offering, the reimbursement of Scarsdale’s out of pocket expenses not to exceed US$30,000. In addition we granted to Scarsdale an option exercisable at any time during the period of 30 days from the date of the prospectus supplement to place up to an additional 15% of the common shares issued under the offering. [6]

ooo.	Various Subscription Agreements for US subscribers in connection with the public offering of up to 3,783,000 Common Shares which closed on February 10, 2010. These subscription agreements provide for the purchase and sale to US subscribers of specific numbers of Common Shares at a price of US$1.00 per Common Share. [7]

ppp.	Various Subscription Agreements for US subscribers in connection with the public offering of up to an additional 471,300 Common Shares pursuant to the exercise of Scarsdale’s option which closed on March 8, 2010. These subscription agreements provide for the purchase and sale to US subscribers of specific numbers of Common Shares at a price of US$1.00 per Common Share. [8]

qqq.	Mining Services Agreement between Minera Monterde and Kimber Resources de Mexico dated as of January 1, 2009 pursuant to which Kimber Resources de Mexico agreed to provide mining and personnel services to Minera Monterde at cost plus 6% of gross invoiced amount for operating and administrative expenses incurred by Kimber Resources de Mexico.

rrr.	Mining Services Agreement between Minera Pericones and Kimber Resources de Mexico dated as of January 1, 2009 pursuant to which Kimber Resources de Mexico agreed to provide mining and personnel services to Minera Pericones at cost plus 6% of gross invoiced amount for operating and administrative expenses incurred by Kimber Resources de Mexico.

sss	Director and Officer indemnification agreement dated September 13, 2010 between Kimber Resources Inc. and Kimber’s Directors and Officers.

1 These material contracts (items ‘e’,’g’ and ‘l’ to ‘n’ and ‘p’) are incorporated by reference to our Form 20-F filed with the SEC on May 13, 2005.

2 This material contract (item ‘ee’) is incorporated by reference to our Form 20-F filed with the SEC on September 29, 2006.

3 These material contracts (items ‘hh’ to ‘ii’) are incorporated by reference to our Form 20-F filed with the SEC on October 1, 2007.

4 These material contracts (items ‘jj’ to ‘pp’ and ‘tt’ to ‘ww' ) are incorporated by reference to our Form 20-F filed with the SEC on September 30, 2008.

5 These material contracts (items ‘xx’ to ‘jjj’) are incorporated by reference to our Form 20-F filed with the SEC on September 29, 2009.

6 This material contract (item ‘nnn’) is incorporated by reference to our Form 6-K filed with the SEC on February 4, 2010.

7 These material contracts (item ‘ooo’) are incorporated by reference to our Free Writing Prospectuses filed with the SEC on February 4, 2010 and February 5, 2010.

8 These material contracts (item ‘ppp’) are incorporated by reference to our Free Writing Prospectus filed with the SEC on March 3, 2010.

8.	Subsidiaries

The following is information regarding our wholly owned subsidiaries:

Business	Jurisdiction of	Office
Name	Incorporation	Address	Telephone
Minera	Mexico	Calle la Salle # 3230	52-614-410-8344
Monterde, S. de		Fracc. Lomas la Salle
R.L. de C.V.		Chihuahua, Chih.
CP 31214, Mexico

Kimber	Mexico	Calle la Salle # 3230	52-614-410-8344
Resources de		Fracc. Lomas la Salle
Mexico, S.A. de		Chihuahua, Chih.
C.V.		CP 31214, Mexico

Minera	Mexico	Calle la Salle # 3230	52-614-410-8344
Pericones, S.A.		Fracc. Lomas la Salle
de C.V.		Chihuahua, Chih.
CP 31214, Mexico

12.	Certifications

a.	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

b.	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.	Section 18 U.S.C. Section 1350 Certification

a.	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Section 18 U.S.C. Section 1350

15.	Consents

Consent of Independent Registered Chartered Accountants.

SIGNATURE PAGE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, Kimber Resources Inc. certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 27, 2010

On Behalf of KIMBER RESOURCES INC.,

“/s/ Gordon Cummings”
Gordon Cummings
President, Chief Executive Officer and Director

“/s/ Lyn Davies”
Lyn Davies
Chief Financial Officer

KIMBER RESOURCES INC.

Consolidated Financial Statements
(Canadian dollars)

Years ended
June 30, 2010
June 30, 2009
June 30, 2008

(An exploration stage company)

Management’s Responsibility for Financial Reporting

The consolidated financial statements of Kimber Resources Inc. (the “Company”) have been prepared by, and are the responsibility of, the Company’s management. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and reflect management’s best estimates and judgement on information currently available.

Management has developed and maintains a system of internal controls to obtain reasonable assurance that the Company’s assets are safeguarded, transactions are authorized, and financial information is reliable.

The Board of Directors, through the Audit Committee, is responsible for ensuring management fulfills its responsibilities. The Audit committee meets with the Company’s management and external auditors to discuss the results of the audit and to review the annual consolidated financial statements prior to the Audit Committee’s submission to the Board of Directors for approval.

The consolidated financial statements have been audited by Deloitte & Touche LLP in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).

Signed “Gordon Cummings”	Signed “Lyn B. Davies”
President and Chief Executive Officer	Chief Financial Officer

September 13, 2010	September 13, 2010

Report of Independent Registered Chartered Accountants

To the Shareholders of Kimber Resources Inc.

We have audited the accompanying consolidated balance sheets of Kimber Resources Inc. and subsidiaries (an exploration stage company) (the “Company”) as of June 30, 2010 and 2009, and the related consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for each of the two years in the period ended June 30, 2010 and for the cumulative period from incorporation on March 31, 1995 to June 30, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of the Company as of and for the year ended June 30, 2008, before the effects of the adjustments to retrospectively apply the change in accounting policy discussed in Note 2(i), were audited by other auditors whose report, dated September 18, 2008, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2010 and 2009, and the results of its operations and its cash flows for the years then ended and for the cumulative period from incorporation on March 31, 1995 to June 30, 2010, in accordance with Canadian generally accepted accounting principles.

We have also audited the adjustment to the 2008 consolidated financial statements to retrospectively apply the change in accounting for the valuation of warrants, as discussed in Note 2(i) to the consolidated financial statements. Our procedures included auditing the valuation of the warrants issued. In our opinion, such retrospective adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2008 consolidated financial statements of the Company other than with respect to the retrospective adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2008 consolidated financial statements taken as a whole.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of June 30, 2010, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 13, 2010 expressed an unqualified opinion on the Company’s internal control over financial reporting.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, Canada
September 13, 2010

Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that raise substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Shareholders, dated September 13, 2010, is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the consolidated financial statements.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, Canada
September 13, 2010

Report of Independent Registered Chartered Accountants

To the Shareholders of Kimber Resources Inc.

We have audited the internal control over financial reporting of Kimber Resources Inc. and subsidiaries (the “Company”) as of June 30, 2010, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2010, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended June 30, 2010 of the Company and our report dated September 13, 2010 expressed an unqualified opinion on those financial statements and included a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, Canada
September 13, 2010

AUDITORS' REPORT

To the Shareholders of
Kimber Resources Inc.

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting policy described in Note 2 (i), the consolidated balance sheet of Kimber Resources Inc. as at June 30, 2008 and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, these consolidated financial statements, before the effects of the adjustments to retrospectively apply the change in accounting policy described in Note 2 (i), present fairly, in all material respects, the financial position of the Company as at June 30, 2008 and the results of its operations and cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

We were not engaged to audit, review or apply any procedures to the adjustments to retrospectively apply the change in accounting policy described in Note 2 (i) and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by Deloitte & Touche LLP.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected assets and deficit as at June 30, 2008 and results of operations and cash flows for the year then ended to the extent summarized in Note 15 to the consolidated financial statements.

“D&H Group LLP”

Vancouver, B.C.
September 18, 2008	Chartered Accountants

KIMBER RESOURCES INC.
(An exploration stage company)
Consolidated Balance Sheets
(Canadian dollars)

	As of June 30,
	2010	2009

A S S E T S
Current Assets
Cash and cash equivalents	$4,560,493	$3,455,576
Amounts receivable (note 4)	355,471	159,291
Prepaid expenses	130,953	142,881
	5,046,917	3,757,748

Equipment (note 5)	497,960	608,193

Unproven mineral right interests (Schedule, note 3)	42,647,361	40,943,685
	$48,192,238	$45,309,626

L I A B I L I T I E S
Current liabilities
Accounts payable	$348,627	$228,561
Accrued liabilities	193,000	165,000
	541,627	393,561
S H A R E H O L D E R S’ E Q U I T Y

Share capital
Authorized: Unlimited number of common shares without par value
Issued and outstanding:
68,010,586 common shares (2009; 62,086,620 common shares; 2008; 57,886,620 common shares)	63,556,255	56,753,646
Contributed surplus	4,089,747	4,031,196
Deficit, accumulated during the exploration stage	(19,995,391)	(15,868,777)
	47,650,611	44,916,065
	$48,192,238	$45,309,626
Nature of operations (note 1)
Commitments and contingencies (note 14)
Subsequent event (note 16)

Approved on behalf of the Board of Directors:

Signed “Gordon Cummings”	Signed “Donald W. Young”
Gordon Cummings, Director	Donald W. Young, Director

See notes to the consolidated financial statements

KIMBER RESOURCES INC.
(An exploration stage company)
Consolidated Statements of Operations and Comprehensive Loss
(Canadian dollars)

	Cumulative period from incorporation on March 31, 1995 to June 30, 2010	Years Ended June 30,
		2010	2009	2008
Expenses
Amortization of equipment	$183,818	$22,514	$26,069	$22,588
Foreign exchange loss	73,046	3,766	9,997	8,516
General exploration	346,675	147,169	-	-
Interest and bank charges	85,145	4,416	3,387	2,864
Investor relations	1,236,218	109,387	43,397	69,894
Office, insurance and miscellaneous	1,567,087	264,217	279,441	278,050
Legal, consulting and audit	2,911,870	462,367	505,533	532,207
Rent	1,006,128	194,445	197,722	188,003
Salaries and benefits	10,948,038	1,346,601	1,267,171	1,817,419
Transfer and filing fees	769,793	152,575	103,915	110,035
Travel and accommodation	686,708	56,952	55,330	114,102
Write-down of unproven mineral right interests (Note 3)	1,369,533	1,369,533	-	-
Other expenses	110,897	-	-	-
Net loss before other items	(21,294,956)	(4,133,942)	(2,491,962)	(3,143,678)

Other items
Investment income	1,158,139	7,328	74,611	173,193
Other income	141,426	-	26,346	32,560
Net loss and comprehensive loss	$(19,995,391)	$(4,126,614)	$(2,391,005)	$(2,937,925)

Loss per share, basic and diluted (note 2(g))		$(0.06)	$(0.04)	$(0.06)

Weighted average number of common shares outstanding, basic and diluted		64,200,830	61,120,045	52,277,997

See notes to the consolidated financial statements

KIMBER RESOURCES INC.
(An exploration stage company)
Consolidated Statement of Shareholders' Equity
(Canadian dollars)

	Shares	Common shares Amount	Contributed surplus	Deficit during the exploration stage	Total
		Note (2(i))	Note (2(i))
Balance at June 30, 2007	49,423,620	$46,762,332	$1,970,385	$(10,539,847)	$38,192,870
Net loss for the year	-	-	-	(2,937,925)	(2,937,925)
Shares issued on private placement of common shares and warrants	8,000,000	5,132,712	867,288	-	6,000,000
Share issue costs	-	(86,601)	(14,633)	-	(101,234)
Shares issued on exercise of stock options	-	-	728,939	-	728,939
Exercise of stock options	463,000	213,550	-	-	213,550
Transfer from contributed surplus on exercise of options	-	10,212	(10,212)	-	-
Balance at June 30, 2008	57,886,620	52,032,205	3,541,767	(13,477,772)	42,096,200
Net loss for the year	-	-	-	(2,391,005)	(2,391,005)
Shares issued on private placement of common shares and warrants	4,000,000	4,824,985	175,015	-	5,000,000
Share issue costs	-	(350,804)	(12,724)	-	(363,528)
Stock-based compensation	-	-	428,398	-	428,398
Shares issued on exercise of stock options	200,000	146,000	-	-	146,000
Transfer from contributed surplus on exercise of options	-	101,260	(101,260)	-	-
Balance at June 30, 2009	62,086,620	56,753,646	4,031,196	(15,868,777)	44,916,065
Net loss for the year	-	-	-	(4,126,614)	(4,126,614)
Shares issued on exercise of stock options	3,333	2,166	-	-	2,166
Shares issued on exercise of warrants	2,307,333	2,884,167	-	-	2,884,167
Shares issued on public offering	3,613,300	3,849,578	-	-	3,849,578
Share issue costs	-	(425,857)	-	-	(425,857)
Stock-based compensation	-	-	551,106	-	551,106
Transfer from contributed surplus on exercise of options and warrants	-	492,555	(492,555)	-	-
Balance at June 30, 2010	68,010,586	$63,556,255	$4,089,747	$(19,995,391)	$47,650,611

See notes to the consolidated financial statements

KIMBER RESOURCES INC.
(An exploration stage company)
Consolidated Statements of Cash Flows
(Canadian dollars)

	Cumulative period from incorporation on March 31, 1995 to June 30, 2010	Years ended June 30,
		2010	2009	2008
Cash (used for) provided by :
Operating Activities
Net loss	$(19,995,391)	$(4,126,614)	$(2,391,005)	$(2,937,925)
Items not involving cash:
Amortization of equipment	183,818	22,514	26,069	22,588
Interest on loan payable	25,000	-	-	-
Loss on disposal of investments	96,404	-	-	-
Stock-based compensation	4,276,821	551,106	428,398	728,939
Gain on sale of equipment	(5,724)	-	(5,724)	-
Impairment of unproven mineral right interests	1,369,533	1,369,533	-	-
Gain on settlement of loans payable	(66,547)	-	-	-

Net changes in non-cash working capital items:
Amounts receivable	(934,773)	(6,602)	840	11,962
Due from related parties	24,272	-	-	-
Prepaid expenses	(95,985)	15,212	(30,003)	(23,948)
Accounts payable and accrued liabilities	1,656,318	67,334	(3,935)	(254,023)
Due to related parties	(49,983)	-	-	(652,012)
	(13,516,237)	(2,107,517)	(1,975,360)	(3,104,419)

Investing Activities
Redemption of preferred shares	103,596	-	-	-
Purchase of equipment	(1,330,775)	(15,562)	(176,453)	(136,041)
Proceeds on disposal of equipment	14,711	-	14,711	-
Expenditures on unproven mineral right interests	(43,813,674)	(3,082,058)	(3,152,535)	(5,109,716)
	(45,026,142)	(3,097,620)	(3,314,277)	(5,245,757)

Financing Activities
Deferred initial public offering costs	(127,755)	-	-	-
Common shares issued by private placement	55,092,586	-	5,000,000	6,000,000
Common shares issued by public offering	3,849,578	3,849,578
Common shares issued upon exercise of options	1,186,729	2,166	146,000	213,550
Common shares issued upon exercise of warrants	5,704,166	2,884,167	-	-
Advance on share subscriptions	16,750	-	-	-
Share issuance costs	(2,795,580)	(425,857)	(363,529)	(101,234)
Loans payable	176,398	-	-	-

	63,102,872	6,310,054	4,782,471	6,112,316
Increase (decrease) in cash and cash equivalents	4,560,493	1,104,917	(507,166)	(2,237,860)
Cash and cash equivalents - beginning of year	-	3,455,576	3,962,742	6,200,602
Cash and cash equivalents - end of year	$4,560,493	$4,560,493	$3,455,576	$3,962,742

See notes to the consolidated financial statements

KIMBER RESOURCES INC.
(An exploration stage company)
Consolidated Schedule of Cash Flows (continued)
(Canadian dollars)

	Cumulative period from incorporation on March 31, 1995 to June 30, 2010	Years ended June 30,
		2010	2009	2008
Supplementary financial information

Non-cash investing and financing activities:
Amounts receivable for unproven mineral right interests	$(334,383)	$(189,578)	$722,659	$(496,955)
Accounts payable for unproven mineral right interests	287,232	80,732	(419,260)	406,138
Prepaid expenses for unproven mineral right interests	(34,968)	(3,284)	-	-
Amortization capitalized to unproven mineral right interests	637,494	103,281	151,155	139,732
Transfer of contributed surplus upon exercise of stock options	796,489	715	101,260	10,212
Transfer of contributed surplus upon exercise of warrants	491,840	491,840	-	-

Cash and cash equivalents is comprised of:
Cash	1,129,164	1,129,164	456,006	239,251
Banker’s acceptance notes	-	-	-	3,723,221
Treasury bills	3,431,329	3,431,329	2,999,570	-
	$4,560,493	$4,560,493	$3,455,576	$3,962,742

See notes to the consolidated financial statements

KIMBER RESOURCES INC.
(An exploration stage company)
Notes to Consolidated Financial Statements
For the Years Ended June 30, 2010, 2009 and 2008
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

Although Kimber has taken steps to verify title to the properties in which it has an interest, in accordance with industry standards for properties in the exploration stage, these procedures do not guarantee Kimber’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Kimber does not generate cash flow from operations and accordingly, Kimber will need to raise additional funds through future issuance of securities. Although Kimber has been successful in raising funds in the past, there can be no assurance Kimber will be able to raise sufficient funds in the future, in which case Kimber may be unable to meet its obligations as they come due in the normal course of business. Kimber has not determined whether any of its properties contain mineral reserves that are economically recoverable. It is not possible to predict whether financing efforts will be successful or if Kimber will attain profitable level of operations. Since inception, Kimber has incurred cumulative losses of $19,995,391 (2009; $15,868,777, 2008; $13,477,772) and a net loss of $4,126,614 (2009; $2,391,005, 2008; $2,937,925) for the year ended June 30, 2010. These factors raise substantial doubt regarding Kimber’s ability to continue as a going concern. Should Kimber be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts on the balance sheet.

Kimber will be reviewing cash expenditures on an ongoing basis, and will be seeking to obtain additional financing prior to June 30, 2011. There can be no assurance that Kimber will succeed in obtaining additional financing. In the past, Kimber has been successful at raising funds to continue work on its mining properties. However, there is no certainty that Kimber will be able to raise additional funding on reasonable terms if at all, in which case the property may be joint ventured, sold or abandoned.

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

KIMBER RESOURCES INC.
(An exploration stage company)
Notes to Consolidated Financial Statements
For the Years Ended June 30, 2010, 2009 and 2008
(Canadian dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

a)	Basis of Presentation (continued)

Variable Interest Entities (“VIEs”), which include, but are not limited to, special purpose entities, trusts, partnerships, and other legal structures, as defined by the Accounting Standards Board in Accounting Guideline “Consolidation of Variable Interest Entities” (“AcG 15”), are entities in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities’ expected losses and/or expected residual returns. Kimber has not identified any VIEs in which Kimber has an interest at June 30, 2010.

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

Banker’s acceptance notes and Canadian and U.S. Government Treasury bills maturing within 90 days of the original date of acquisition are considered to be cash equivalents.

d)	Equipment

Equipment is carried at cost less accumulated amortization. Amortization is provided over the estimated useful life of the equipment using the declining balance method at an annual rate of 20% for office fixtures and equipment, 30% for computer equipment, 25% for camp vehicles, 100% for computer software, and 10% for camp and equipment.

Equipment is assessed for impairment when events and circumstances warrant. The carrying value of equipment is impaired when the carrying amount exceeds the fair value. In that event, the amount by which the carrying value of impaired equipment exceeds its discounted estimated future cash flows is charged to results from operations.

e)	Unproven Mineral Right Interests

Mineral right acquisition costs, exploration and direct field costs are deferred until the rights to which they relate are placed into production, at which time these deferred costs will be amortized over the estimated useful life of the rights upon commissioning the property, or written-off if the rights are disposed of, impaired or abandoned. Management reviews the carrying amounts of mineral rights on a periodic basis and will recognize impairment based upon current exploration results and upon assessment of the probability of profitable exploitation of the rights. Management’s assessment of the mineral right’s fair value is also based upon a review of other mineral right transactions that have occurred in the same geographic area as that of the rights under review. Administration costs and other exploration costs that do not relate to a specific mineral right are expensed as incurred.

KIMBER RESOURCES INC.
(An exploration stage company)
Notes to Consolidated Financial Statements
For the Years Ended June 30, 2010, 2009 and 2008
(Canadian dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

e)	Unproven Mineral Right Interests (continued)

Costs include the cash consideration and the fair value of shares issued on the acquisition of mineral rights. Rights acquired under option or joint venture agreements, whereby payments are made at the sole discretion of Kimber, are recorded in the accounts when the payments are made. Proceeds from property option payments received by Kimber are netted against the deferred costs of the related mineral rights, with any excess being included in operations. No option payments were received during the years ended June 30, 2010 and 2009.

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

Kimber allocates a value, based on relative fair value, to warrants issued. Warrants issued in conjunction with equity or debt instruments are valued on a relative fair value basis using the Black-Scholes option pricing model. This policy was adopted during the year ended June 30, 2009, as it was determined to provide more reliable and more relevant information. Previously no value had been recorded to warrants issued with other equity instruments. On a retrospective basis with restatement of prior year financial statements, Kimber allocated $867,288, on a relative fair value basis, to the warrants issued in the year ended June 30, 2008.

KIMBER RESOURCES INC.
(An exploration stage company)
Notes to Consolidated Financial Statements
For the Years Ended June 30, 2010, 2009 and 2008
(Canadian dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

j)	Income Taxes

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

Asset retirement obligations are legal obligations associated with the retirement of a long-lived asset that results from the acquisition, development or operation of that long-lived asset. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. As at June 30, 2010 and 2009, Kimber did not have any material asset retirement obligations.

l)	Financial Instruments

Kimber’s financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities. Transaction costs associated with held-for-trading financial instruments are expensed as incurred, while transaction costs associated with all other financial instruments are included in the initial carrying amount of the instrument.

m)	Adoption of New Accounting Standards

Effective July 1, 2009, Kimber adopted one new section and one enhancement of the Canadian Institute of Chartered Accountants (“CICA”) Handbook,

i)	Goodwill and Intangible Assets

CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces CICA 3062, “Goodwill and Other Intangible Assets”, and CICA 3450, “Research and Development Costs” clarify the recognition and measurement criteria of goodwill and intangible assets, in particular, for those that are generated internally. Collectively, these changes bring Canadian practice closer to International Financial Reporting Standards (“IFRS”) and U.S. GAAP. The impact of implementation of this standard did not have a material impact on Kimber’s consolidated financial statements.

KIMBER RESOURCES INC.
(An exploration stage company)
Notes to Consolidated Financial Statements
For the Years Ended June 30, 2010, 2009 and 2008
(Canadian dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

m)	Adoption of New Accounting Standards (continued)

ii)	Financial Instruments – Disclosure

In June 2009, the AcSB amended Section 3862, Financial Instruments – Disclosures, to converge with Improving Disclosures about Financial Instruments (Amendments to IFRS 7). The amendments expand the disclosures required in respect of recognized fair value measurements and clarify existing principles for disclosures about the liquidity risk associated with financial instruments, including the fair value hierarchy into which the fair value measurements are categorized in their entirety. Disclosure must be made for any significant transfers between the level of the fair value hierarchy and the reasons for those transfers. Kimber adopted this amended standard on June 30, 2010 and the required disclosures are included in Note 11.

n)	Recent accounting pronouncements

i)	CICA Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non Controlling Interests”.

In January 2009, the CICA issued Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non Controlling Interests” to replace Section 1581 and Section 1600. These sections shall be applied prospectively to business combinations on or after the beginning of the first annual reporting period beginning after January 1, 2011 with earlier application permitted. Effective July 1, 2011, Kimber will adopt the new handbook sections, which establish updated standards on the recognition, measurement criteria and presentation for acquisitions, the accounting for assets and liabilities assumed and non-controlling interests. The impact of implementation of these standards is not expected to have a material impact on Kimber’s consolidated financial statements.

ii)	International Financial Reporting Standards (IFRS)

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

During the year ended June 30, 2010 Kimber capitalized $1,703,676 of costs to unproven mineral right interests (2009 - $3,608,089), net of write downs (Schedule).

Monterde Property

The Monterde Property consists of the Monterde concessions, the contiguous El Coronel concessions and staked concessions. The entire Monterde Property is comprised of 35 mineral concessions totaling 29,296 hectares in the Sierra Madre in the State of Chihuahua, Mexico.

KIMBER RESOURCES INC.
(An exploration stage company)
Notes to Consolidated Financial Statements
For the Years Ended June 30, 2010, 2009 and 2008
(Canadian dollars)

3.	UNPROVEN MINERAL RIGHT INTERESTS (continued)

Monterde Property (continued)

Monterde concessions

Kimber owns a 100% interest in the Monterde concessions having acquired the concessions by payment of total consideration of $1,476,719 (US$1,129,900). These 35 Monterde concessions include one concession which was purchased during the current year for consideration of $78,192 (US$75,000).

El Coronel concessions

Kimber owns a 100% interest in the El Coronel mineral concessions by having made total payments of $1,206,958 (US$1,000,000).

Staked concessions

Kimber has a 100% interest in concessions that were staked adjacent to the Monterde concessions and El Coronel concessions. There are no payment obligations for these staked concessions aside from semi-annual taxes.

Setago Property

The Setago Property has a property area of 10,069 hectares and lies approximately 24 kilometres to the west of the Monterde Property. Kimber staked one exploration concession in 2006 and two exploration concessions during the year ended June 30, 2008. The property requires no further payments other than for semi-annual taxes.

During the year ended June 30, 2010, the decision was made to discontinue exploration activities on the Setago property based on Kimber’s exploration priorities at Monterde. Capitalized expenditures at the Setago property in the amount of $124,363 were deemed to be impaired and were written off during the year ended June 30, 2010.

Pericones Property

Kimber owns Pericones, a property in Estado de Mexico, covering a total area of 11,890 hectares. Mapping and sampling commenced on the Pericones property during the year ended June 30, 2008. The property requires no payments other than for semi-annual taxes.

During the year ended June 30, 2010, the decision was made to discontinue exploration activities on the Pericones property based on Kimber’s exploration priorities at Monterde. Capitalized expenditures at the Pericones property in the amount of $1,245,170 were deemed to be impaired and were written off during the year ended June 30, 2010.

4.	AMOUNTS RECEIVABLE

Amounts receivable at June 30, 2010 and 2009 are comprised primarily of IVA value added tax credits refundable from the Government of Mexico and other amounts as shown below.

The IVA Tax is currently 16% of expenditures in Mexico. Kimber has been receiving IVA refunds on an ongoing basis and expects to continue to recover outstanding amounts.

	2010	2009
IVA tax receivable	$328,203	$136,173
Net GST receivable	20,888	14,486
Other receivables	6,380	8,632
	$355,471	$159,291

KIMBER RESOURCES INC.
(An exploration stage company)
Notes to Consolidated Financial Statements
For the Years Ended June 30, 2010, 2009 and 2008
(Canadian dollars)

5.	EQUIPMENT

		2010
	Cost	Accumulated	Net book
		Amortization	value

Camp and equipment	$511,382	$203,205	$308,177
Camp vehicles	222,726	148,998	73,728
Computer equipment	181,117	108,187	72,930
Computer software	70,178	66,486	3,692
Office fixtures and equipment	79,241	39,808	39,433
	$1,064,644	$566,684	$497,960

		2009
	Cost	Accumulated	Net book
		Amortization	value

Camp and equipment	$503,541	$165,326	$338,215
Camp vehicles	277,021	160,285	116,736
Computer equipment	211,763	113,263	98,500
Computer software	69,711	60,392	9,319
Office fixtures and equipment	77,699	32,276	45,423
	$1,139,735	$531,542	$608,193

6.	SEGMENTED INFORMATION

Kimber operates in one operating segment which is mineral exploration.

	2010	2009
Assets by geographic segment, at cost
Canada
Current assets	$4,638,504	$3,515,516
Equipment	61,346	82,299
	4,699,850	3,597,815
Mexico
Current assets	408,413	242,232
Equipment	436,614	525,894
Unproven mineral right interests	42,647,361	40,943,685
	43,492,388	41,711,811

	$48,192,238	$45,309,626

KIMBER RESOURCES INC.
(An exploration stage company)
Notes to Consolidated Financial Statements
For the Years Ended June 30, 2010, 2009 and 2008
(Canadian dollars)

7.	SHARE CAPITAL AND RELATED INFORMATION

a)	Warrants

		Weighted
		Average
	# of	Exercise	Expiry
	Warrants	Price	Date
Balance – June 30, 2007	-	-	-
Issued	4,000,000	$1.25	March 11, 2010
Balance – June 30, 2008	4,000,000	$1.25
Issued (note 7 (c))	2,000,000	$1.80	September 24, 2010
Balance – June 30, 2009	6,000,000	$1.43
Expired	(1,692,667)	$1.25
Exercised	(2,307,333)	$1.25
Balance – June 30, 2010	2,000,000	$1.80	September 24, 2010

b)	Stock Options

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

Summary of stock option activity:

	2010		2009		2008
	Options	Weighted	Options	Weighted	Options	Weighted
	Outstanding	average	Outstanding	average	Outstanding	average
		exercise price		exercise price		exercise price

Balance, beginning of year	4,022,000	$ 1.16	3,132,000	$ 1.44	2,695,000	$ 1.66
Granted	1,137,500	1.15	1,370,000	0.65	1,365,000	0.81
Exercised	(3,333)	0.65	(200,000)	0.73	(463,000)	0.46
Forfeited	(70,452)	0.83	(205,000)	1.97	(465,000)	1.85
Expired	(380,000)	2.12	(75,000)	2.05	-
Balance, end of year	4,705,715	$ 1.09	4,022,000	$ 1.16	3,132,000	$ 1.44

Exercisable, end of year	3,497,375	$ 1.13	2,907,000	$ 1.35	2,220,333	$ 1.61

The total intrinsic value of options exercised during the years ended June 30, 2010, 2009 and 2008 was $1,500, $104,000 and $405,230 respectively.

As of June 30, 2010 options vested and expected to vest totaled 4,705,715 (June 30, 2009; 4,022,000 and June 30, 2008; 3,132,000) and had an aggregate intrinsic value of $341,825 (June 30, 2009; $nil and June 30, 2008; $1,289,420).

As of June 30, 2010 options exercisable totaled 3,497,375 (June 30, 2009; 2,907,000 and June 30, 2008; 2,220,333) and had an aggregate intrinsic value of $253,974 (June 30, 2009; $nil and June 30, 2008; $678,287).

KIMBER RESOURCES INC.
(An exploration stage company)
Notes to Consolidated Financial Statements
For the Years Ended June 30, 2010, 2009 and 2008
(Canadian dollars)

7.	SHARE CAPITAL AND RELATED INFORMATION (continued)

b)	Stock Options (continued)

Stock options outstanding and exercisable at June 30, 2010 are as follows:

Exercise	Number	Number	Expiry
price	outstanding	exercisable	date
$ 1.65	160,000	160,000	September 2010
1.50	50,000	50,000	December 2010
2.40	150,000	150,000	July 2011
2.59	100,000	100,000	November 2011
2.67	50,000	50,000	December 2011
1.95	400,000	400,000	April 2012
0.85	52,000	52,000	September 2012
0.86	400,000	400,000	September 2012
0.78	400,000	400,000	November 2012
0.79	500,000	500,000	February 2013
0.65	1,306,215	887,875	January 2014
1.15	1,137,500	347,500	February 2015
	4,705,715	3,497,375
Weighted average
exercise price	$ 1.09	$ 1.13

c)	Private Placements

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

Kimber allocated $867,288 to contributed surplus related to the value of the warrants which were issued as part of the private placement (Note 2(i)). The value of the warrants was calculated using the Black-Scholes model with the following assumptions, risk free interest rate 2.63%, expected share price volatility 65%, expected life of warrant two years.

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

Kimber allocated $175,015 to contributed surplus related to the value of the warrants which were issued as part of the private placement. The value of the warrants was calculated using the Black-Scholes model with the following assumptions, risk free interest rate 2.93%, expected share price volatility 35%, expected life of warrant two years.

KIMBER RESOURCES INC.
(An exploration stage company)
Notes to Consolidated Financial Statements
For the Years Ended June 30, 2010, 2009 and 2008
(Canadian dollars)

7.	SHARE CAPITAL AND RELATED INFORMATION (continued)

c)	Private Placements (continued)

iii)

On February 10, 2010, Kimber completed a public offering of common shares. Subscription agreements were received for 3,142,000 common shares on this date. Gross proceeds of the offering were $3,365,082 (US$3,142,000). The placement agent’s commission was 4.5%, for a commission amount of $151,429 (US$141,390) resulting in net proceeds of $3,213,653 (US$3,000,610). On March 8, 2010 Kimber announced the close of the sale of 471,300 common shares pursuant to the exercise in full of the agent’s over-allotment option, for gross proceeds of $484,496 (US$471,300). The placement agent’s commission was 4.5%, for a commission amount of $21,787 (US$21,209) for net proceeds of $462,709 (US$450,091). Total gross proceeds of the public offering were $3,849,578 (US$3,613,300). The expenses of the offering were $425,857 resulting in net proceeds of $3,423,721.

iv)	During the quarter ended March 31, 2010, 2,307,333 warrants to purchase 2,307,333 shares were exercised at a price of $1.25 for gross proceeds of $2,884,167.

8.	STOCK-BASED COMPENSATION

The weighted average fair value of stock options granted is discussed below and was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

The expected life of options granted is derived from historical data on employee exercise and post-vesting employment termination behaviour. Expected volatility is based on the historical volatility of Kimber’s stock.

	2010	2009	2008
Risk-free interest rate	1.21%	1.11%	4.16%
Estimated share price volatility	82%	72%	58%
Expected lives	3 years	3 years	3 years
Dividend	nil	nil	nil

Stock based compensation expense for the year ended June 30, 2010 was $551,106 (2009: $428,398; 2008: $728,939) and has been included in salaries and benefits for those periods and credited to contributed surplus.

The weighted average fair value of options granted during the year ended June 30, 2010 was $0.59 (June 30, 2009; $0.31, June 30, 2008; $0.34) per option.

For stock options granted and not vested, compensation expense is recognizable in future years as follows:

June 30, 2011	$309,566
June 30, 2012	37,988
$347,554

KIMBER RESOURCES INC.
(An exploration stage company)
Notes to Consolidated Financial Statements
For the Years Ended June 30, 2010, 2009 and 2008
(Canadian dollars)

9.	RELATED PARTY TRANSACTIONS

Unless otherwise stated, related party transactions are measured at the exchange amount, being the amount of consideration established and agreed to by the related parties. Amounts due to or from related parties are unsecured, non-interest bearing and are due on demand.

a)

Under settlement agreements dated April 26, 2007, Kimber settled all claims which Robert V. Longe, former President, CEO and Director, and Michael E. Hoole, former VP and Secretary, may have had with respect to Change of Control Agreements with each of them dated January 13, 2004. Pursuant to the settlement agreement with Mr. Longe, Kimber agreed to pay him $339,657 plus unused vacation upon retirement on or before October 31, 2007. Mr. Longe subsequently retired on October 31, 2007. On December 14, 2007, Kimber paid Mr. Longe $170,000 plus unused vacation. The balance of $169,657 was paid to Mr. Longe on March 17, 2008.

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

There were no related party transactions during the years ended June 30, 2010 and 2009.

10.	CAPITAL MANAGEMENT

The capital structure of Kimber consists of equity attributable to common shareholders comprising issued capital, contributed surplus and deficit. Total capital as at June 30, 2010 was $47,650,611 (June 30, 2009; $44,916,065). Kimber has no externally imposed capital requirements.

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

Kimber manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. Kimber’s Board of Directors has overall responsibility for the establishment and oversight of Kimber’s risk management framework.

KIMBER RESOURCES INC.
(An exploration stage company)
Notes to Consolidated Financial Statements
For the Years Ended June 30, 2010, 2009 and 2008
(Canadian dollars)

11.	FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

(a) Fair value

Fair value is the amount of the consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act.

The fair value hierarchy established by amended CICA Handbook Section 3862 – Financial Instruments –Disclosures establishes three levels to classify the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liabilities.

Level 3 – Prices or valuation techniques that require inputs that are both significant to fair value measurement and unobservable (supported by little or no market activity).

The following table sets forth Kimber’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy. As at June 30, 2010, those financial assets are classified in their entirety based on the level of input that is significant to the fair value measurement.

	Total	Level 1	Level 2	Level 3
Financial Assets
Cash and cash equivalents	$ 4,560,493	$ 4,560,493

12.	FINANCIAL RISK EXPOSURE AND RISK MANAGEMENT

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

Concentration risks exist in cash and cash equivalents because significant balances are maintained with one financial institution. As at June 30, 2010, over 98% (2009; 96%) of cash and cash equivalents were invested with one financial institution in cash and Canadian and U.S. Government Treasury Bills with maturities of less than 90 days.

KIMBER RESOURCES INC.
(An exploration stage company)
Notes to Consolidated Financial Statements
For the Years Ended June 30, 2010, 2009 and 2008
(Canadian dollars)

12.	FINANCIAL RISK EXPOSURE AND RISK MANAGEMENT (continued)

b)	Credit Risk

Credit risk primarily arises from Kimber’s cash and cash equivalents and amounts receivable. The maximum risk exposure is limited to their carrying amounts at the balance sheet date. Cash and cash equivalents are held as cash deposits or invested in Treasury bills with various maturity dates. Kimber does not invest in asset-backed securities and does not expect any credit losses. Kimber periodically assesses the quality of its deposits.

Amounts receivable consists primarily of paid value added tax recoverable (“IVA”) from the Mexican Government for Mexican expenditures. Kimber regularly reviews the collectability of its amounts receivable.

c)	Liquidity Risk

Liquidity risk is the risk that Kimber may not be able to meet its financial obligations as they become due (Note 1). Kimber ensures that there is sufficient cash and cash equivalents to meet its business requirements on a timely basis. Kimber prepares regular budgets which are approved by the Board of Directors and also prepares cash flow forecasts on a regular basis.

The following table details Kimber’s expected remaining contractual maturities for its financial liabilities. The table is based on the undiscounted cash flows of financial liabilities based on the earliest date on which Kimber can be required to satisfy the liabilities.

	Less than 1 month	1-3 months	Total
At June 30, 2010
Accounts payable	$348,627	-	$348,627
Accrued liabilities	-	$193,000	$193,000

At June 30, 2009
Accounts payable	$228,561	-	$228,561
Accrued liabilities	-	$165,000	$165,000

d)	Currency Risk

The operating results and financial position of Kimber are reported in Canadian dollars. Certain of Kimber’s financial instruments and transactions are denominated in currencies other than the Canadian dollar. The results of Kimber’s operations are subject to currency transaction and translation risk.

Kimber’s exploration and some administration costs are incurred in Mexico and are denominated in Mexican pesos or US dollars. The fluctuation of the US dollar and Mexican peso in relation to the Canadian dollar will consequently impact Kimber’s operating results and may affect the value of Kimber’s assets and the amount of the shareholders’ equity. Kimber does not currently hedge its exposure to foreign exchange movements.

The majority (2010; 60%, 2009; 97%) of Kimber’s monetary assets are held in Canadian dollars. A 5% change in the US dollar and Mexican peso will affect Kimber as is indicated in the following table.

	2010	2009
Change in Loss
United States dollars	$79,409	$1,173
Mexican pesos	$11,595	$3,824

KIMBER RESOURCES INC.
(An exploration stage company)
Notes to Consolidated Financial Statements
For the Years Ended June 30, 2010, 2009 and 2008
(Canadian dollars)

13.	INCOME TAXES

Future income tax assets and liabilities of Kimber as at June 30, 2010 and 2009 are as follows:

	2010	2009
Future income tax assets

Losses carried forward	$13,024,000	$13,483,000
Share issue costs	150,000	121,000
Other	37,000	31,000
	13,211,000	13,635,000
Future income tax liability

Unproven mineral property right interests	(8,112,000)	(8,272,000)

	5,099,000	5,363,000
Valuation allowance	(5,099,000)	(5,363,000)

Net future income tax assets	$-	$-

The recovery of income taxes shown in the consolidated statements of operations and deficit differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:

	2010	2009	2008
Income tax rate reconciliation

Combined federal and provincial income tax rate	29.25%	30.25%	32.81%

Expected income tax recovery	$(1,207,000)	$(723,000)	$(964,000)
Effect of:
Change in tax rates	-	152,000	515,000
Change in estimated loss carry forwards	1,325,000	(578,000)	(2,910,000)
Non deductible expenses and other	146,000	284,000	460,000
Change in valuation allowance	(264,000)	865,000	2,899,000

Actual income tax recovery	$-	$-	$-

At June 30, 2010, Kimber had non-capital losses of approximately $14,035,000 in Canada (which expire between 2011 and 2030) and $33,984,000 in Mexico (which expire between 2011 and 2020) available to reduce taxable income earned during future years. The potential future tax benefits relating to these amounts have not been reflected in the financial statements as their utilization is currently not considered more likely than not of realization.

During 2010 and 2009, Kimber did not recognize any accrued interest or penalties related to unrecognized tax benefits within the statement of operations or balance sheet.

Kimber is subject to taxes in Canada and Mexico. The tax years of Canadian and Mexican tax jurisdictions which remain subject to examination as at June 30, 2010 are as follows:

Canada	2006 to 2010
Mexico	2000 to 2010

KIMBER RESOURCES INC.
(An exploration stage company)
Notes to Consolidated Financial Statements
For the Years Ended June 30, 2010, 2009 and 2008
(Canadian dollars)

14.	COMMITMENTS AND CONTINGENCIES

Operating Lease

Kimber leases its premises in Vancouver under an operating lease which expires in the fiscal year ending June 30, 2011. Kimber is obligated to make $53,500 in basic rental payments under its operating lease for the year ended June 30, 2011.

In addition, Kimber has the obligation to pay its proportionate share of operating costs and taxes for the building. During the year ended June 30, 2010, Kimber expensed $194,445 in relation to this operating lease. (June 30, 2009; $197,722, June 30, 2008; $188,003).

KIMBER RESOURCES INC.
(An exploration stage company)
Notes to Consolidated Financial Statements
For the Years Ended June 30, 2010, 2009 and 2008
(Canadian dollars)

15.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). A description of United States generally accepted accounting principles and practices (collectively “US GAAP”) that result in material measurement and disclosure differences from Canadian GAAP are as follows:

a)

The effect of the differences between Canadian GAAP and US GAAP on the significant captions on Kimber’s balance sheets, statements of operations and comprehensive loss and statements of cash flows is summarized as follows.

		For the years ended June 30,
		Inception to June 30, 2010	2010	2009	2008

(i)	Operations
	Net loss - Canadian GAAP	$(19,995,391)	$(4,126,614)	$(2,391,005)	$(2,937,925)
	Unproven Mineral Right Interests expensed under US GAAP (b)	(39,636,452)	(1,590,299)	(3,526,492)	(5,095,641)
	Net loss and comprehensive loss - US GAAP	$(59,631,843)	$(5,716,913)	$(5,917,497)	$(8,033,566)
	Net loss per share, basic and diluted - US GAAP		$(0.09)	$(0.10)	$(0.15)

(ii)	Assets
	Total Assets - Canadian GAAP	$48,192,238	$48,192,238	$45,309,626	$42,911,957
	Unproven Mineral Right Interests expensed under US GAAP (b)	(39,636,452)	(39,636,452)	(38,046,153)	(34,519,661)
	Total Assets - US GAAP	$8,555,786	$8,555,786	$7,263,473	$8,392,296

(iii)	Deficit
	Closing deficit - Canadian GAAP	$(19,995,391)	$(19,995,391)	$(15,868,777)	$(13,477,772)
	Adjustment to deficit for accumulated
	Unproven Mineral Right Interests expensed under US GAAP (b)	(39,636,452)	(39,636,452)	(38,046,153)	(34,519,661)
	Closing deficit - US GAAP	$(59,631,843)	$(59,631,843)	$(53,914,930)	$(47,997,433)

(iv)	Cash Flows – Operating Activities
	Cash applied to operations - Canadian GAAP	$(13,516,237)	$(2,107,517)	$(1,975,360)	$(3,104,419)
	Add net loss - Canadian GAAP	19,995,391	4,126,614	2,391,005	2,937,925
	Less net loss - US GAAP	(59,631,843)	(5,716,913)	(5,917,497)	(8,033,566)
	Cash applied to operations - US GAAP	$(53,152,689)	$(3,697,816)	$(5,501,852)	$(8,200,060)

(v)	Cash Flows – Investing Activities
	Cash applied - Canadian GAAP	$(45,026,142)	$(3,097,620)	$(3,314,277)	$(5,245,757)
	Add Unproven Mineral Right Interests expensed - US GAAP (b)	39,636,452	1,590,299	3,526,492	5,095,641
	Cash applied under US GAAP	$(5,389,690)	$(1,507,321)	$212,215	$(150,116)

In addition, as at June 30, 2010 and 2009, unproven mineral right interests would have been $3,010,909 and $2,897,532 respectively under US GAAP, representing capitalized acquisition costs.

KIMBER RESOURCES INC.
(An exploration stage company)
Notes to Consolidated Financial Statements
For the Years Ended June 30, 2010, 2009 and 2008
(Canadian dollars)

15.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

a)	(continued)

The components of shareholders’ equity under US GAAP would be as follows:

	2010	2009	2008
Shareholders’ Equity
Common shares	$63,556,255	$56,753,646	$52,032,205
Additional paid-in capital	4,089,747	4,031,196	3,541,767
Deficit	(59,631,843)	(53,914,930)	(47,997,443)
Total shareholders’ equity	$8,014,159	$6,869,912	$7,576,529

b)	Unproven Mineral Right Interests

Under Canadian GAAP, mineral exploration expenditures can be deferred on prospective mineral rights until mine development and construction commences at which time such costs form part of the mineral property costs and are amortized over the life of the mine. If the property or rights are abandoned, or if management’s assessments of the probability of profitable exploitation of the property are not favourable, the mineral right interest is written off. For Canadian GAAP purposes, Kimber’s policy is to capitalize all expenditures associated with the prospective properties and rights including payments made to maintain Kimber’s right to explore these properties and earn its future rights and options to acquire these concessions once all requirements under the option agreements have been satisfied. In addition, Kimber includes proceeds from property option payments received by Kimber in unproven mineral right interests.

Under US GAAP, expenditures incurred to acquire interests in mineral properties or concessions are capitalized. However, all exploration and evaluation expenditures are expensed. Accordingly, as at June 30, 2010, 2009 and 2008, unproven mineral right interests would have been reduced by $39,636,452, $38,046,153, and $34,519,661 respectively and for the years ended June 30, 2010, 2009 and 2008, net loss would have increased by $1,590,299, $3,526,492, and $5,095,641 respectively for US GAAP purposes.

Under US GAAP, proceeds from property option payments would be included in other income. Since no option payments have been received during the reporting periods, there is no difference to report between Canadian and US GAAP.

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
For the Years Ended June 30, 2010, 2009 and 2008
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

FASB issued FIN 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement 10, (now ASC 740), which prescribes a recognition threshold and measurement criteria for the financial statement recognition of a tax position taken or expected to be taken in a tax return. Kimber is required to determine whether it is more likely than not that a tax position will be sustained upon examination and such positions that meet this threshold will be measured at the most likely amount to be realized upon settlement.

Kimber has reviewed its tax positions and determined that the application of FIN 48 does not result in any material adjustment for US GAAP purposes.

e)	Stock-Based Compensation

For US GAAP purposes, all share-based payments to employees, including grants of employee stock options, are recognized in results from operations based on the fair values of options expected to vest. In calculating compensation to be recognized, US GAAP requires Kimber to estimate forfeitures. For Canadian GAAP, Kimber accounts for forfeitures as they occur. The effect of forfeitures is not material. Accordingly no adjustments for any of the periods were required.

f)	Adoption of New Accounting Pronouncements

Kimber adopted new general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The new guidelines requires an entity to evaluate subsequent events to the date the financial statements were issued or were available to be issued. Kimber adopted this standard in its 2009 fiscal year with no material impact to the consolidated financial statements.

Kimber adopted the new accounting standards codification (“ASC”) and the hierarchy of generally accepted accounting principles which became effective on July 1, 2009. All other non-grandfathered non-SEC accounting literature not included in the ASC will become non-authoritative. The new ASC did not have a material impact on the consolidated financial statements.

In December 2007, FASB issued new guidance for business combinations which requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions (now ASC 805). It also requires that the acquirer in a business combination achieved in stages to recognize the identifiable assets and liabilities, as well as the non-controlling interest in the acquiree, at the full amounts of assets and liabilities as if they had occurred on the acquisition date. In addition, all acquisition related costs be expensed as incurred, rather than capitalized as part of the purchase price and those restructuring costs that an acquirer expected, but was not obligated to incur, to be recognized separately from the business combination. This guidance applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company adopted this guidance commencing July 1, 2009 and it had no material impact on the consolidated financial statements.

KIMBER RESOURCES INC.
(An exploration stage company)
Notes to Consolidated Financial Statements
For the Years Ended June 30, 2010, 2009 and 2008
(Canadian dollars)

15.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

f)	Adoption of New Accounting Pronouncements (continued)

In December 2007, the FASB issued new accounting and reporting standards for the noncontrolling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary (now ASC 810). It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. It also requires consolidated net income and comprehensive income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest on the face of the consolidated statement of income. Changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation must be accounted for as equity transactions for the difference between the parent’s carrying value and the cash exchanged in the transaction. Kimber adopted this guidance commencing July 1, 2009 and it did not have a material impact on the consolidated financial statements.

New guidance for fair value measurements and disclosures for nonfinancial assets and nonfinancial liabilities, other than for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) became effective July 1, 2009 (now ASC 820). For purposes of applying this financial statement pronouncement, nonfinancial assets and nonfinancial liabilities would include all assets and liabilities other than those meeting the definition of a financial asset or financial liability. The adoption of this guidance did not have a material impact on the consolidated financial statements.

g)	Recently Issued Accounting Pronouncements

In June 2009, FASB issued FAS 167, Amendments to FASB Interpretation No. 46(R) (“FAS 167”) (ASC subtopic 855-10). FAS 167 eliminates FASB Interpretation 46(R)’s exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. FAS 167 also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying FASB Interpretation 46(R)’s provisions. FAS 167 is effective for fiscal years beginning after November 15, 2009, and for interim periods within that first period, with earlier adoption prohibited. This will be effective for Kimber’s fiscal year starting July 1, 2010. Kimber is currently assessing the potential impacts, if any, on its consolidated financial statements.

16.	SUBSEQUENT EVENT

On September 13, 2010, Kimber announced the extension of the expiry date of the warrants issued in connection with its private placement financing which closed on September 24, 2008. The expiry date of the warrants to purchase 1,997,459 common shares at a purchase price of $1.80 per share expiring on September 24, 2010 has been extended to September 24, 2011.

KIMBER RESOURCES INC.
(An exploration stage company)
Consolidated Schedule of Unproven Mineral Right Interests (note 3)
(Canadian dollars)

	June 30, 2010	Additions	June 30, 2009	Additions	June 30, 2008
MEXICO
Monterde Property Acquisition	$3,010,909	$164,030	$2,846,879	$65,380	$2,781,499
Exploration
Amortization	635,049	100,836	534,213	149,662	384,551
Assays	3,800,886	15,530	3,785,356	263,632	3,521,724
Drilling	13,130,339	-	13,130,339	106,617	13,023,722
Engineering	2,666,062	534,456	2,131,606	332,323	1,799,283
Environmental study	1,330,567	10,812	1,319,755	45,163	1,274,592
Field, office	1,440,006	366,487	1,073,519	336,190	737,329
Geological, geophysical	7,147,483	655,748	6,491,735	1,151,303	5,340,432
Legal	755,178	83,796	671,382	133,097	538,285
Maps, reports, reproductions	1,132,252	97,186	1,035,066	101,464	933,602
Metallurgy	886,277	110,538	775,739	43,909	731,830
Road construction	2,042,827	-	2,042,827	48,868	1,993,959
Salaries and wages	821,543	39,443	782,100	97,309	684,791
Scoping study	25,482	-	25,482	1,975	23,507
Socioeconomic studies	65,301	-	65,301	-	65,301
Stakeholder costs	79,105	-	79,105	-	79,105
Supplies	2,008,729	119,675	1,889,054	119,086	1,769,968
Travel, accommodation	1,679,297	99,398	1,579,899	194,270	1,385,629
Third party recoveries	(9,931)	-	(9,931)	-	(9,931)
	39,636,452	2,233,905	37,402,547	3,124,868	34,277,679
	42,647,361	2,397,935	40,249,426	3,190,248	37,059,178
Setago Property Acquisition	27,883	6,901	20,982	7,602	13,380
Exploration	96,480	26,199	70,281	-	70,281
Expenditures written off	(124,363)	(124,363)		-	-
	-	(91,263)	91,263	7,602	83,661
Pericones Property Acquisition	50,927	21,256	29,671	8,615	21,056
Exploration
Amortization	4,554	2,445	2,109	1,493	616
Assays	88,627	44,162	44,465	34,383	10,082
Drilling	246,481	233,184	13,297	-	13,297
Environmental study	13,844	3,839	10,005	7,619	2,386
Geological, geophysical	601,326	242,726	358,600	270,006	88,594
Maps, reports, reproductions	6,122	353	5,769	-	5,769
Road construction	25,446	25,446	-	-	-
Supplies	57,866	18,280	39,586	20,041	19,545
Travel, accommodation	149,977	50,483	99,494	68,082	31,412
	1,194,243	620,918	573,325	401,624	171,701
Expenditures written off	(1,245,170)	(1,245,170)	-	-	-
	-	(602,996)	602,996	410,239	192,757
Total unproven mineral right interests	$42,647,361	$1,703,676	$40,943,685	$3,608,089	$37,335,596

See notes to the consolidated financial statements

KIMBER RESOURCES INC.
(An exploration stage company)
Consolidated Schedule of Share Capital Since Inception
(Canadian dollars)

	Number	Price	Amount

March 31, 1995 inception	1	$0.25	$0.25
For cash subscription	224,000	0.25	56,000
For property	511,720	0.25	127,930
Balance June 30, 1996	735,721		183,930
For cash subscription	40,000	0.25	10,000
Balance June 30, 1997,1998 and 1999	775,721	0.25	193,930
For cash, private placement	750,000	0.01	7,500
For cash, private placement	350,000	0.25	87,500
Balance June 30, 2000	1,875,721		288,930
For cash, private placement	15,000	0.35	5,250
Mineral property acquisition	189,072	0.35	66,175
Balance June 30, 2001	2,079,793		360,355
Shares for debt settlement	525,334	0.30	157,601
For cash, private placement	609,466	0.30	182,840
For cash, private placement	182,000	0.35	63,700
	3,396,593		764,496
Subdivision 1.6 to 1 basis	2,037,949
Balance June 30, 2002	5,434,542		764,496
Initial Public Offering	7,000,000	0.45	3,150,000
Public offering finance fee	250,000	0.45	112,500
Finder's fee	75,000	0.45	33,750
Consultant fee	137,142	0.22	30,001
For cash, private placement	2,265,600	0.45	1,019,520
Exercise of warrants	12,800	0.45	5,760
Share issue costs			(816,761)
Balance June 30, 2003	15,175,084		4,299,266
For cash, private placement	2,040,000	0.70	1,428,000
Exercise of options	233,333	0.45	105,000
Exercise of warrants	9,953,123	0.54	5,415,438
Share issue costs			(93,693)
Stock based compensation			(28,000)
Balance June 30, 2004	27,401,540		11,126,011
For cash, private placement	4,600,324	1.54	7,065,002
Exercise of options	233,217	0.67	155,200
Exercise of warrants	1,497,747	0.75	1,119,315
Share issue costs			(346,152)
Stock based compensation			(86,309)
Balance June 30, 2005	33,732,828		$19,033,067

See notes to the consolidated financial statements

KIMBER RESOURCES INC.
(An exploration stage company)
Consolidated Schedule of Share Capital Since Inception (continued)
(Canadian dollars)

	Number	Price	Amount

For cash, private placement	10,380,832	$1.84	$19,095,038
Exercise of options	549,570	0.98	540,218
Exercise of warrants	2,451,692	1.80	4,413,050
Share issue costs			(644,307)
Reallocated from contributed surplus on exercise of options			329,876
Balance June 30, 2006	47,114,922		42,766,942
Exercise of options	742,032	1.11	825,013
Exercise of warrants	1,566,666	1.80	2,819,999
Share issue costs			(4,047)
Reallocated from contributed surplus on exercise of options			354,425
Balance June 30, 2007	49,423,620		46,762,332
Exercise of options	463,000	0.46	213,550
For cash, private placement	8,000,000	0.75	6,000,000
Fair value assigned to warrants			(867,288)
Share issue costs			(86,601)
Reallocated from contributed surplus on exercise of options			10,212
Balance June 30, 2008	57,886,620		52,032,205
Exercise of options	200,000	0.73	146,000
For cash, private placement	4,000,000	1.25	5,000,000
Fair value assigned to warrants			(175,015)
Share issue costs			(350,804)
Reallocated from contributed surplus on exercise of options			101,260
Balance June 30, 2009	62,086,620		56,753,646
Exercise of options	3,333	0.65	2,166
Exercise of warrants	2,307,333	1.25	2,884,167
For cash, public offering	3,613,300	1.07	3,849,578
Share issue costs			(425,857)
Reallocated from contributed surplus on exercise of options
Reallocated from contributed surplus on exercise of warrants			491,840
Balance June 30, 2010	68,010,586		$63,556,255

See notes to the consolidated financial statements

     Kimber Resources Inc.
Management’s Discussion and Analysis
For the year ended June 30, 2010

The following management’s discussion and analysis (“MD&A”) of Kimber Resources Inc.’s (“Kimber” or the “Company”) financial position is for the year ended June 30, 2010 compared to the year ended June 30, 2009 and covers information up to the date of this MD&A as stated below. This discussion should be read in conjunction with the attached consolidated financial statements which have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). This MD&A may contain certain forward-looking statements about Kimber’s future prospects, and Kimber provides no assurance that actual results will meet management’s expectations.

All amounts are stated in Canadian dollars unless indicated otherwise. Additional information regarding Kimber is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.com, and on Kimber’s website at www.kimberresources.com.

This management’s discussion and analysis is dated September 13, 2010.

Introduction

Kimber Resources Inc. is a gold-silver exploration company focused on projects in Mexico. Kimber’s mission is to build shareholder value through the discovery, definition and development of gold and silver deposits in Mexico, turning them into profitable mining operations while maintaining safe working conditions, protecting the environment and building strong relationships with local communities and stakeholders.

Kimber owns three exploration projects located in Mexico. The most advanced project is Monterde, which as at June 30, 2010 is 29,296 hectares in size and is located in the prolific Sierra Madre Gold-Silver belt of Northern Mexico. The Monterde project hosts substantial gold-silver mineralization and has three deposits located within two kilometres of each other. An independent Preliminary Assessment for Monterde, prepared in accordance with the reporting requirements of National Instrument 43-101, was filed during July 2010 on SEDAR and EDGAR. (An amended report with no material adjustments was filed on SEDAR on September 8, 2010 and on EDGAR on September 10, 2010). Kimber is currently advancing the Monterde project so that the full value can be realized.

The consolidated financial statements for the years ended June 30, 2010 and 2009 are prepared on a going-concern basis, which assumes that Kimber will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. As Kimber does not generate positive cash flow from operations, Kimber will need to raise additional funds through the future issuance of equity securities or the joint venture, option or sale of one or more properties.

Although Kimber has been successful in raising funds in the past, there can be no assurance that Kimber will be able to raise sufficient funds in the future, in which case Kimber may be unable to meet its obligations as they come due in the normal course of business. If Kimber cannot raise funds, its mining properties may be joint ventured, optioned, sold or abandoned. As detailed in the “Financings” section below, Kimber closed a public offering on February 10, 2010, with the closing of the agent’s option on March 8, 2010.

The consolidated financial statements for the years ended June 30, 2010 and 2009 do not include any adjustments to the carrying value of assets and liabilities, and changes to balance sheet classifications that may be necessary should Kimber not continue as a going concern and these adjustments and reclassifications could be material.

Kimber Resources Inc. is based in Vancouver, British Columbia and trades on the NYSE Amex under the symbol “KBX” and on the Toronto Stock Exchange under the symbol “KBR.”

Results of Operations

Kimber’s net loss for the fiscal year ended June 30, 2010 was $4,126,614 or $0.06 per common share compared with a net loss of $2,391,005 or $0.04 loss per share for the year ended June 30, 2009. The principal reasons for the increase in net loss were write downs of previously capitalized costs for the Pericones and Setago properties and general exploration costs.

During the fiscal year ended June 30, 2010 Kimber incurred expenditures of $3,073,209 on its mineral properties, $192,187 for property acquisition and tax payments and exploration and engineering expenditures of $2,881,022. Expenditures totalling $1,245,170 relating to the Pericones project and $124,363 relating to the Setago project were written off during the current year. The majority of activity during the year involved the Monterde and Pericones projects.

This compares to expenditures during the fiscal year ended June 30, 2009 of $3,608,089 on its mineral properties; $81,597 for property acquistion payments and exploration expenditures of $3,526,492.

Exploration expenditures on the Monterde project decreased in the year ended June 30, 2010 compared to the year ended June 30, 2009 due to reduced drilling, assay and gelogical costs partly offset by increased engineering costs.

A summary of unproven mineral right interests for the current and comparable period is included in the table below:

	Year Ended June 30, 2010	Year Ended June 30, 2009
Unproven mineral right interests
Property acquisition and taxes	$192,187	$81,597
Exploration and Engineering	2,881,022	3,526,492
Total expenditures	$3,073,209	$3,608,089
Pericones write down	(1,245,170)	-
Setago write down	(124,363)	-
Net capitalized expenditures	$1,703,676	$3,608,089

Exploration and Engineering, by location
Monterde	$2,233,905	$3,124,868
Pericones	620,918	401,624
Setago	26,199	-
Total expenditures	$2,881,022	$3,526,492

Monterde expenditures included
Assays	$15,530	$263,632

Drilling	-	106,617
Engineering	534,456	332,323
Field Office	366,487	336,190
Geological, geophysical	655,748	1,151,303
Supplies	119,675	119,086
Other categories	542,009	815,717
Total Monterde expenditures	$2,233,905	$3,124,868

Pericones expenditures included
Assays	$44,162	$34,383
Drilling	233,184	-
Geological, geophysical	242,726	270,006
Travel, accommodation	50,483	68,082
Other categories	50,363	29,153
Total Pericones expenditures	$620,918	$401,624

Monterde expenditures

One additional concession covering 30 hectares, the San Francisco concession, was purchased at a cost of $78,192 (US$75,000) during the year end June 30, 2010.

Engineering costs increased for the year end June 30, 2010 as a result of the various technical reports, including the Preliminary Assessment, prepared during the year.

Geological and geophysical costs decreased during the year end June 30,2010 as a result of expenditures allocated as general exploration ($147,169), lower payroll and equipment rental and maintence costs, and decreased use of geological consultants on the Monterde project.

Pericones expenditures

Expenditures for the year end June 30, 2010 included the first drilling program initiated at this project.

Towards the end of the year ended June 30,2010, Kimber made the decision to discontinue exploration activities on the Pericones property in the next twelve months based on Kimber’s exploration and development priorities at Monterde. Capitalized expenditures, in the amount of $1,245,170 were written off during the year ended June 30, 2010.

Setago expenditures

During the year end June 30, 2010, Kimber made the decision to discontinue exploration activities on the Setago property based on Kimber’s exploration and development priorities at Monterde. Capitalized expenditures in the amount of $124,363 were written off during the year end June 30, 2010.

Administration costs

Salary and benefit expenses include stock based compensation charges. Salary and benefit expenses were $1,346,601 during the year ended June 30, 2010 compared to $1,267,171 for the year ended June 30, 2009. The reason for the change follows.

Salary and benefits expenses net of stock based compensation charges were $795,495 for the year ended June 30, 2010 compared to $838,773 for the year ended June 30, 2009. The reduction in costs was due to a decrease in the number of administrative personnel.

Non-cash stock based compensation charges were $551,106 for the year ended June 30, 2010 compared to $428,398 for the year ended June 30, 2009. Current year charges were higher than the comparable year because of a higher fair value of the annual grant of options made in February 2010 due primarily to an increase in both the option price and the volatility of Kimber’s shares.

Legal, consulting and audit costs were $462,367 for the year ended June 30, 2010 compared to $505,533 in the previous year. Legal costs of $229,306 for the year ended June 30, 2010 were consistent compared to $233,372 in the previous year. Audit, accounting, tax and Internal Control over Financial Reporting (“ICFR”) consulting costs were $212,415 for the year ended June 30, 2010 compared to $265,512 in the previous year. Other consulting costs were $20,646 for the year ended June 30, 2010 compared to $6,649 in the previous year. The main difference in costs was attributable to lower ICFR consulting costs for the current year.

Investor relations and shareholder communications expenses were $109,387 for the year ended June 30, 2010 compared to $43,397 in the previous year. The increase for the current year included increased conference attendance, production of a company video clip and an upgrade to Kimber’s website.

Office, insurance and miscellaneous expenses were $264,217 compared to $279,441 in 2009. Insurance costs included in the above total were $148,383 for the year ended June 30, 2010 compared to $136,185 in the previous year.

Transfer and filing fees were $152,575 for the year ended June 30, 2010 compared to $103,915 in the previous year. The increase in fees for the current year is attributable to increases in stock exchange listing fees resulting from the public offering and from costs associated with the increase in shares available for stock options during the current year.

General exploration costs were $147,169 for the year ended June 30, 2010 compared to $nil in the previous year. During the current year members of Kimber’s geology team were engaged in searching for new projects in Mexico. Costs including travel and payroll costs associated with these activities were expensed during the current year.

Kimber recorded a loss from foreign exchange of $3,766 during the year ended June 30, 2010 compared to a loss of $9,997 in the year ended 2009. The loss originates from funds advanced to Mexico during the year that have depreciated in value due to fluctuations in the Mexican peso or United States dollar relative to the Canadian dollar.

Selected Annual Information

The following information is for each of the three fiscal years ended June 30, 2010, 2009 and 2008:

	2010	2009	2008
Investment income	$7,328	$74,611	$173,193
Net loss	$(4,126,614)	$(2,391,005)	$(2,937,925)
Net loss per share – basic and diluted	$(0.06)	$(0.04)	$(0.06)
Total assets	$48,192,238	$45,309,626	$42,911,957
Long-term liabilities	-	-	-
Dividends	-	-	-

Kimber’s income from interest and investments decreased during the current fiscal year due to reduced interest rates from short term investments compared to previous years and amounts of cash and cash equivalents that were available for short-term investment.

Kimber’s net assets have increased over the fiscal periods mainly because of share capital proceeds raised through a public offering, private placements, exercise of warrants and increased unproven mineral right interests expenditures capitalized during the years.

Summary of Quarterly Results September 30, 2008 to June 30, 2010

	Q4 Jun30/10	Q3 Mar31/10	Q2 Dec31/09	Q1 Sep30/09
Interest income	$1,037	$2,408	$979	$2,904
Total Loss	$(1,998,619)	$(1,048,227)	$(541,303)	$(538,465)
Loss per share – basic and diluted	$(0.03)	$(0.02)	$(0.01)	$(0.01)

	Q4 Jun30/09	Q3 Mar31/09	Q2 Dec31/08	Q1 Sep30/08
Interest income	$1,913	$8,790	$15,706	$48,202
Total Loss	$(530,555)	$(728,081)	$(628,006)	$(504,363)
Loss per share – basic and diluted	$(0.01)	$(0.01)	$(0.01)	$(0.01)

The loss of $1,998,619 for the quarter ended June 30, 2010 includes a charge of $1,245,170 incurred to write down Pericones expenditures previously capitalized, $74,073 for general exploration costs, and $151,107 for a stock based compensation charge.

The loss of $1,048,227 for the quarter ended March 31, 2010 includes a charge of $124,363 incurred to write down Setago expenditures previously capitalized, $73,096 for general exploration costs, $303,187 for a stock based compensation charge for the annual option grant, and an unrealized foreign exchange loss subsequently reversed in the quarter ended June 30, 2010, of $76,078.

Expenses during the quarter ended June 30, 2010, other than the above, were consistent with prior quarters.

Kimber is in the exploration stage, and therefore, variances in its quarterly losses are not affected by sales or production-related factors. Increases in expenditures are generally attributed to growth in operations and success in financing activities which allow Kimber to undertake further development and exploration on its properties.

Kimber’s income is derived from interest and gains received on cash or short-term investments (currently low-risk Canadian and U.S. government treasury bills) classified as cash. Interest income fluctuates according to the amounts of funds held in deposit and interest rates offered during the period. Kimber does not have revenues from mining operations and does not expect to have revenues in the near future other than interest earned on cash balances.

Financial Condition

At June 30, 2010, Kimber had working capital of $4,505,290 (2009 - $3,364,187). Kimber has no long-term indebtedness or long-term obligations. The change in working capital for the year ended June 30, 2010 is primarily the result of an increase in cash to $4,560,493 (2009 –$3,455,576) an increase in amounts receivable to $355,471 from $159,291 less an increase in current liabilities to $541,627 as at June 30, 2010 compared to $393,561 as at June 30, 2009.

Cash Flows

Kimber has generated cash inflow from selling its shares either through financings or the exercise of outstanding stock options and warrants. There is a risk that these financings will not be possible and that options and warrants may not be exercised, due to market conditions, if Kimber’s share price falls below the exercise price.

Amounts receivable were $355,471 at June 30, 2010 compared to $159,291 at June 30, 2009. The increase was due to a greater amount of IVA (value added) Tax receivable from the Government of Mexico. Receivables for IVA, which is currently charged at 16% of expenditures in Mexico, increased during the year to $328,203 from $136,173, as a result of the Mexican Government authorities delaying the refund process. Discussions are being held with these authorities in an attempt to remedy this situation.

Prepaid expenses were $130,953 at June 30, 2010 compared to $142,881 at June 30, 2009. The change was due primarily to a decrease in prepaid payments for various insurance policies and prepaid conference fees offset by an increase in the amount of prepaid taxes and deposits in Mexico.

Kimber made equipment purchases of $15,562 during the year ended June 30, 2010 compared to $176,453 for the year ended June 30, 2009.

Property acquisition costs of $192,187 were incurred for concession taxes and the purchase of a new concession on the Monterde Property. Total costs were for the Monterde Property ($164,030), the Setago Property ($6,901) and the Pericones Property ($21,256). Future acquisition expenditures on these staked concessions should be minimal as there are no property purchase payments required.

Share capital increased cash inflows during the fiscal year ended June 30, 2010, by an aggregate of $6,310,054, $3,849,578 through the issuance of 3,613,300 common shares issued by a public offering at a cost of US$1.00 per share, $2,884,167 from 2,307,333 shares issued on exercise of warrants at $1.25, $2,166 from 3,333 shares issued on the exercise of stock options offset by share issuance costs of $425,857. Share issuance costs relating to the public offering included the agent’s commission of $173,216, legal fees of $170,206, stock exchange fees of $54,609 and accounting fees of $27,826.

Financings

On February 10, 2010, Kimber completed a public offering of common shares. Subscription agreements were received for 3,142,000 common shares on this date. Gross proceeds of the offering were $3,365,082 (US$3,142,000). The placement agent’s commission was 4.5%, for a commission amount of $151,429 (US$141,390) resulting in net proceeds of $3,213,653 (US$3,000,610).

On March 8, 2010 Kimber announced the close of the sale of 471,300 common shares pursuant to the exercise in full of the agent’s over-allotment option, for gross proceeds of $484,496 (US$471,300). The placement agent’s commission was 4.5%, for a commission amount of $21,787 (US$21,209) for net proceeds of $462,693 (US$450,091).

Total gross proceeds of the public offering were $3,849,578 (US$3,613,300). The total expenses of the offering were $425,857 resulting in net proceeds of $3,423,721.

During the quarter ended March 31, 2010, 2,307,333 warrants were exercised at a price of $1.25 for gross proceeds of $2,884,167.

Contractual Obligations

Kimber has no long-term debt and does not anticipate that it will require debt financing for current planned expenditures. Kimber has no future contractual obligations to property vendors for the Monterde, Setago or Pericones Properties.

Kimber leases its premises under an operating lease which expires in the fiscal year ending June 30, 2011. Kimber is obligated to make basic rent payments under its operating lease in the fiscal year ended June 30, 2011 totalling $53,500. In addition, under the lease Kimber has the obligation to pay its proportionate share of operating costs and taxes for the building.

Capital Resources and Liquidity

Capital resources of Kimber consist primarily of cash and liquid short-term investments. As at August 31, 2010 Kimber had cash and Canadian and U.S. government treasury bills totaling approximately $3,600,000, approximately $375,000 in amounts receivable and an estimated $450,000 in accounts payable and accrued liabilities.

Based on the current cash resources, management believes that it has sufficient cash to continue operations to June 30, 2011. Management will be reviewing cash expenditures on an ongoing basis, and will be seeking to obtain additional financing prior to this date. There can be no assurance that Kimber will succeed in obtaining additional financing, now or in the future. The current market conditions could make it difficult or impossible for Kimber to raise necessary funds to meet its capital requirements. Failure to raise additional financing on a timely basis could cause Kimber to suspend its operations and eventually to forfeit or sell its interest in its properties. In the past, Kimber has been successful at raising funds to continue work on its mining properties. However, there is no certainty that Kimber will be able to raise additional funding on reasonable terms if at all, in which case the property may be joint ventured, sold or abandoned.

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

Mineral Properties

The Monterde property, located in the Sierra Madre region of south-western Chihuahua State, Mexico, is Kimber’s principal asset. As at June 30, 2010, the Monterde property is comprised of 35 mineral concessions covering 29,296 hectares and which extend 37 kilometres along the trend of mineralization. On January 15, 2010, Kimber completed the purchase of the San Francisco mineral rights concession in the Monterde property by payment of US$60,000. The total purchase price for this concession, which covers 30 hectares, was $78,192 (US$75,000).

Kimber holds 100% of the Monterde property, free of royalties, through its wholly-owned Mexican subsidiary, Minera Monterde, S. de R.L. de C.V. Three zones of gold-silver mineralization have been extensively drilled at Monterde, including Carmen, Veta Minitas and Carotare. Details of this work are listed in the Form 20-F Annual Report, filed on SEDAR and EDGAR, are displayed on Kimber’s website, and have been described in previous news releases. The designated Qualified Persons responsible for each of the mineral resource statements are stated in the Form 20-F Annual Report.

On November 18, 2009 Kimber announced an upgraded high grade gold-silver mineral resource estimate for the Carmen deposit with improved metallurgical recoveries.

On December 8, 2009, Kimber filed an updated technical report regarding the resource estimate for the Carmen and Veta Minitas Deposits at the Monterde property. The technical report dated December 1, 2009 was prepared by Micon International Limited.

On March 10, 2010 Kimber announced an updated mineral resource estimate for the Carotare deposit. This estimate was based on 60 drill holes and 18 metallurgical samples after a thorough geological review.

On July 16, 2010 Kimber filed a technical report regarding the Preliminary Assessment (“PA”) for the Carmen and Veta Minitas Deposits at the Monterde property.

Monterde – Carmen
The Carmen deposit is the main deposit located to date on the Monterde property. The Carmen deposit has been exploited in historic underground workings. Kimber has completed a number of exploration programs on the deposit. The current mineral resource estimate defined a high grade gold-silver mineral resource with improved metallurgical recoveries, which lies within an overall larger lower grade mineral resource. The new mineral resource estimate was based on 587 drill holes and 329 metallurgical tests after thorough geological and metallurgical reviews.

Monterde - Veta Minitas
Veta Minitas is located approximately 250 metres south-west of the Carmen gold-silver deposit. The current mineral resource estimate defined a high grade gold-silver mineral resource which lies within an overall larger lower grade mineral resource. The new mineral resource estimate was based on 64 drill holes and 17 metallurgical tests after a thorough geological review.

Monterde – Carotare
The Carotare zone of mineralization is located 2 kilometres west of the Carmen Deposit. The current mineral resource estimate for the Carotare deposit was based on 60 drill holes and 18 metallurgical samples after a thorough geological review.

Monterde – Preliminary Assessment

The PA for the Carmen and Veta Minitas Deposits at the Monterde property is described in a technical report dated July 16, 2010 prepared by Micon International Limited, with assistance by Kirkham Geosystems Ltd., Knight Piésold Consulting Ltd. and other consultants employed directly by Kimber (an amended report with no material adjustments was filed on SEDAR on September 8, 2010 and on EDGAR on September 10, 2010).

The following are the highlights of the Monterde PA as reported in the news release of June 2, 2010:

Before tax (at prices of US$875 per ounce of gold and US$14 per ounce of silver):
o	IRR of 24.9% with undiscounted net cash flows of US$372 million;
o	Project NPV (at an 8% discount rate) of US$141.8 million.
After tax (at prices of US$875 per ounce of gold and US$14 per ounce of silver):
o	IRR of 21.4% with undiscounted net cash flows of US$277 million;
o	Project NPV (at an 8% discount rate) of US$99.0 million;
o	Payback of pre-production capital and operating costs within 4.1 years.
After tax (at near spot prices of US$1,200 per ounce of gold and US$18.00 per ounce of silver):
o	IRR of 36.5% with undiscounted net cash flows of US$531 million;
o	Project NPV (at an 8% discount rate) of US$231 million;
o	Payback of pre-production capital and operating costs within 2.5 years.
Pre-production capital of US$111.4 million, with total life-of-mine capital cost of US$130.6 million, including a total contingency amount of US$28.3 million.

Total mine life of 13.4 years, with combination of open pit and underground production for 10 years at an average mill throughput of approximately 2,500 tonnes per day, followed by underground only for 3.4 years, with average mill throughput of approximately 1,500 tonnes per day.

Average annual production of 62,600 ounces of gold and 1.85 million ounces of silver for the first 10 years of production and average life-of-mine annual production of 60,600 ounces of gold and 1.60 million ounces of silver.

Life-of-mine cash costs of US$254 per ounce of gold, with silver as a by-product credit, and total costs of production, including capital costs, of US$415 per ounce of gold, with silver as a by-product credit.

Average annual production of 92,100 gold equivalent ounces for the first 10 years of production with average annual production of 86,200 gold equivalent ounces over the life of mine for 13.4 years (total production of 812,700 gold ounces and 21.4  million ounces of silver) .

Life-of-mine cash costs of US$433 per gold equivalent ounce and total costs of production for life-of-mine, including capital costs, of US$546 per gold equivalent ounce.

The PA includes inferred mineral resources as part of the mine plan. It is noted that CIM Mineral Resource Definition Standards dated November 22, 2005 states that “due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an

Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration.”

The economic assessment in the PA is preliminary in nature and uses inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that this preliminary economic assessment will be realized. The inferred mineral resource used in the mine plan represents 37% of the total life-of-mine (“LOM”) mineral resource.

Gold equivalent ounces referred to in this news release are based on prices of US$875/oz gold and US$14/oz silver for recovered ounces, giving a ratio of 62.5 to convert recoverable silver ounces to gold equivalent ounces. After refining charges, net revenue per payable ounce has a ratio of 63.7 to 1. The PA is available on SEDAR and EDGAR.

Compliance with National Instrument 43-101

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. The economic assessment in the PA is preliminary in nature, includes inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the preliminary assessment will be realized. There is also no certainty that these inferred mineral resources will be converted to the measured and indicated categories through further drilling, or into mineral reserves, once economic considerations are applied.

Pericones

The 100% Kimber owned Pericones property covers 11,890 hectares and is located approximately 160 kilometres southwest of Mexico City in a belt that is well known for silver veins, some of which have been mined. Initial sampling by Kimber returned significant silver grades, which were confirmed in greater detail in 2008 and 2009. A drill program at one of four targets at Pericones was initiated during the quarter ended March 31, 2010. During the year ended June 30, 2010, the decision was made to discontinue near term exploration activities on the Pericones property based on Kimber’s exploration priorities at Monterde. Capitalized expenditures at the Pericones property in the amount of $1,245,170 were written off during the year ended June 30, 2010.

Setago

The 100% owned Setago Property, which consists of 3 concessions totalling 10,069 hectares, lies approximately 24 kilometres to the west of Monterde, and is still in the early stages of exploration. During the year ended June 30, 2010 the decision was made to discontinue exploration activities on the Setago property based on Kimber’s exploration priorities at Monterde. Capitalized expenditures at the Setago property in the amount of $124,363 were written off during the year ended June 30, 2010.

Technical Information and Qualified Persons

Unless otherwise indicated, Kimber has prepared the technical information in this MD&A (“Technical Information”) based on information contained in the technical reports and news releases (collectively the “Disclosure Documents”) available under Kimber’s company profile on SEDAR at www.sedar.com and on Kimber’s website. Each Disclosure Document was prepared by or under the supervision of a qualified person (a “Qualified Person”) as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (“NI 43-101”). Readers are encouraged to review the full text of the Disclosure Documents which qualifies the Technical Information. Readers are advised that mineral resources that are not mineral reserves do not have demonstrated economic viability. The Disclosure Documents are each intended to be read as a whole and sections should not be read or relied upon out of context. The Technical Information is subject to the assumptions and qualifications contained in the Disclosure Documents.

The disclosure in this MD&A of technical information has been prepared under the supervision of Petrus (Marius) Mare, Professional Geologist, a Qualified Person under NI 43-101.

Safety

Kimber continues to encourage a safe work environment. Safety meetings have been held and first aid instruction given. Protective equipment is mandatory in the vicinity of heavy machinery and underground. There were no lost time incidents during the year ended June 30, 2010.

Off-Balance Sheet Arrangements

Kimber has no off-balance sheet arrangements or transactions and none are contemplated.

Financial and Other Instruments

Kimber maintains the majority of its cash balances in Canadian dollars and converts them to United States dollars or Mexican Pesos when payments are required. No hedging has been undertaken to date. The majority of Kimber’s funds are invested in Canadian and U.S. government treasury bills.

Kimber’s financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, the fair value of which approximates their carrying value due to the short term to maturity.

Kimber manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. Kimber’s Board of Directors has overall responsibility for the establishment and oversight of Kimber’s risk management framework.

Credit Risk

Credit risk primarily arises from Kimber’s cash and cash equivalents and amounts receivable. The maximum risk exposure is limited to their carrying amounts at the balance sheet date. Cash and cash equivalents are held as cash deposits or invested in Treasury bills with various maturity dates. Kimber does not invest in asset-backed securities and does not expect any credit losses. Kimber periodically assesses the quality of its deposits.

Amounts receivable consists primarily of paid value added tax recoverable (“IVA”) from the Mexican Government for Mexican expenditures. Kimber regularly reviews the collectability of its amounts receivable.

Liquidity Risk

Liquidity risk is the risk that Kimber may not be able to meet its financial obligations as they become due. Kimber ensures that there is sufficient cash and cash equivalents to meet its business requirements on a timely basis. Kimber prepares regular budgets which are approved by the Board of Directors and also prepares cash flow forecasts on a regular basis.

The following table details Kimber’s expected remaining contractual maturities for its financial liabilities. The table is based on the undiscounted cash flows of financial liabilities based on the earliest date on which Kimber can be required to satisfy the liabilities.

	Less than 1 month	1-3 months	Total
At June 30, 2010
Accounts payable	$348,627	-	$348,627
Accrued liabilities	-	$193,000	$193,000

At June 30, 2009
Accounts payable	$228,561	-	$228,561
Accrued liabilities	-	$165,000	$165,000

Currency Risk

The operating results and financial position of Kimber are reported in Canadian dollars. Certain of Kimber’s financial instruments and transactions are denominated in currencies other than the Canadian dollar. The results of Kimber’s operations are subject to currency transaction and translation risk.

Kimber’s exploration and some administration costs are incurred in Mexico and are denominated in Mexican pesos or US dollars. The fluctuation of the US dollar and Mexican peso in relation to the Canadian dollar will consequently impact Kimber’s operating results and may affect the value of Kimber’s assets and the amount of the shareholders’ equity. Kimber does not currently hedge its exposure to foreign exchange movements.

The majority (2010; 60%, 2009; 97%) of Kimber’s monetary assets are held in Canadian dollars. A 5% change in the US dollar and Mexican peso will affect Kimber as is indicated in the following table.

	2010	2009
Change in Loss
United States dollars	$79,409	$1,173
Mexican pesos	$11,595	$3,824

Legal Proceedings

Kimber and its subsidiaries are not parties to any legal proceedings and have no material contingent liabilities as at June 30, 2010.

Critical accounting policies and estimates

A comprehensive discussion of Kimber’s significant accounting policies is contained in Note 2 to the consolidated financial statements. There have been no changes in accounting policies during the last year other than as described in Note 2(m) of the consolidated financial statements.

Certain of these policies are recognized as critical because in applying these policies management is required to make judgements, assumptions and estimates that have a significant impact on the financial results of Kimber. The estimates used in applying these critical accounting policies have been discussed with the Audit Committee of our Board of Directors and are discussed below.

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

Unproven Mineral Right Interests

Mineral right acquisition costs, exploration and direct field costs are deferred until the rights to which they relate are placed into production, at which time these deferred costs will be amortized over the estimated useful life of the rights upon commissioning the property, or written-off if the rights are disposed of, impaired or abandoned. Management reviews the carrying amounts of mineral rights on a periodic basis and will recognize impairment based upon current exploration results and upon assessment of the probability of profitable exploitation of the rights. Management’s assessment of the mineral right’s fair value is also based upon a review of other mineral right transactions that have occurred in the same geographic area as that of the rights under review. Administration costs and other exploration costs that do not relate to a specific mineral right are expensed as incurred.

Costs include the cash consideration and the fair value of shares issued on the acquisition of mineral rights. Rights acquired under option or joint venture agreements, whereby payments are made at the sole discretion of Kimber, are recorded in the accounts when the payments are made. Proceeds from property option payments received by Kimber are netted against the deferred costs of the related mineral rights, with any excess being included in operations. No option payments were received during the years ended June 30, 2010 and 2009.

Adoption of new accounting standards

Effective July 1, 2009, Kimber adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”):

i)	CICA Handbook Section 3064, “Goodwill and Intangible Assets”

In February 2008, the CICA issued new CICA Handbook Section 3064, “Goodwill and Intangible Assets”, replacing CICA 3062, “Goodwill and Other Intangible Assets”, and CICA 3450, “Research and Development Costs”. Collectively, these changes bring Canadian practice closer to International Financial Reporting Standards (“IFRS”) and U.S. GAAP. The effective date of adopting this standard for Kimber was July 1, 2009. The impact of implementation of these standards did not have a material impact on Kimber’s consolidated financial statements.

ii)	Financial Instruments – Disclosure

In June 2009, the Canadian Accounting Standards Board amended Section 3862, Financial Instruments – Disclosures, to converge with Improving Disclosures about Financial Instruments (Amendments to IFRS 7). The amendments expand the disclosures required in respect of recognized fair value measurements and clarify existing principles for disclosures about the liquidity risk associated with financial instruments, including the fair value hierarchy into which the fair value measurements are categorized in their entirety. Disclosure must be made for any significant transfers between the level of the fair value hierarchy and the reasons for those transfers. Kimber adopted this amended standard on June 30, 2010.

iii)	International Financial Reporting Standards (IFRS)

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the conversion to IFRS will be applicable to Kimber’s reporting effective July 1, 2011, with restatement of comparative information presented. Kimber will be required to begin reporting under IFRS for the quarter ending September 30, 2011 and will be required to present an opening balance sheet that conforms to IFRS at the transition date of July 1, 2010. The conversion to IFRS will impact Kimber’s accounting policies, internal control over financial reporting (“ICFR”), and disclosure controls and procedures (“DC&P”). Kimber is developing an IFRS transition plan and anticipates there will be changes in accounting policies and these changes may materially impact Kimber’s financial statements but the impact has not been determined at this time. Over the next several months, Kimber’s key activities will be the preparation of an opening balance sheet for July 1, 2010, draft financial statements for both the first annual and interim periods, training and communication programs, and assessment of internal controls.

The three phases of Kimber’s transition plan to IFRS are as follows: scoping and planning (“phase one”), detailed assessment (“phase two”), and implementation and review (“phase three”).

Phase One: Scoping and Planning, which involved project planning and identification of differences between current Canadian GAAP and IFRS. The resulting identified areas of accounting difference of highest potential impact to Kimber, based on existing IFRS, are property and equipment, share-based payment, provisions and contingent liabilities, impairment of assets, exploration and evaluation expenditures, income taxes, and initial adoption of IFRS under the provisions of IFRS 1 First-Time Adoption of IFRS. Kimber is progressing well with the development of phase one of the plan.

Phase Two: Detailed assessment involves detailed diagnostics and evaluation of the financial impacts of various options and alternative methodologies provided for under IFRS; identification and design of operational and financial business processes; initial staff training; analysis of IFRS 1; summarization of 2011 IFRS disclosure requirements; and development of required solutions to address identified issues. Kimber expects to substantially complete phases two and three over the next year.

Kimber’s management meets regularly with the Audit Committee and will keep the Audit Committee informed of management’s decisions on accounting policy choices under IFRS.

IFRS 1, First-Time Adoption of International Financial Reporting Standards sets forth guidance for a first-time adopter with the objective to ensure that an entity’s first IFRS financial statements contain high quality information that: is transparent for users and comparable over all periods presented; provides a suitable starting point for accounting in accordance with IFRS; and can be generated at a cost that does not exceed the benefits.

Under IFRS 1, transition to IFRS requires retrospective application of IFRSs with all adjustments applied from the date of Kimber’s inception, unless certain exemptions are applied. In absence of an exemption, all such adjustments to assets and liabilities are taken to retained earnings. Kimber is currently assessing the appropriateness of the exemptions available at the transition date.

Canadian GAAP and IFRS Differences

Significant differences exist in certain areas of recognition, measurement and disclosure between IFRS and Canadian GAAP (‘GAAP’). Accordingly, Kimber has currently identified the following differences between IFRS and GAAP which may result in changes to their accounting policies upon adoption of IFRS:

•
Property Plant and Equipment - IFRS requires all significant components of property, plant and equipment (“PPE”) to be amortized according to their individual useful lives as determined in accordance with IFRS. IAS 16 permits the revaluation of PPE to fair value.

•
Impairment of Assets - IFRS requires the assessment of asset impairment to be based on comparing the carrying amount to the recoverable amount using discounted cash flows while GAAP only requires discounting if the carrying value of assets exceeds the undiscounted cash flows. IFRS also requires the reversal of any previous asset impairments, excluding goodwill, where circumstances have changed. GAAP prohibits the reversal of impairment losses. For assets for which commercial reserves have not been established through the completion of evaluation and exploration activities, the assets are reviewed for impairment whenever facts or circumstances indicate that the cost capitalized may not be recoverable. If and when there are no future plans for activity in that field, the exploration assets are determined to be impaired and the carrying amount is charged to income.

15

•
Asset Retirement Obligations - Differences include the basis of estimation for undiscounted cashflows, the discount rate used, the frequency of liability remeasurement, and recognition of a liability when a constructive obligation exists.

•	Income Taxes - Recognition and measurement criteria for deferred tax assets and liabilities may differ.
•	Functional Currency - IAS 21 requires the Company to determine the translation differences in accordance with IFRS from the date on which a subsidiary was formed or acquired.
•	Stock Based Compensation - Under Canadian GAAP, obligations for cash payments under stock-based compensation plans are accrued using the intrinsic method, compared to the fair value method under IFRS.
•	Borrowing Costs - IAS 23 does not allow the expensing of borrowing costs, to the extent they are directly attributable to acquisition, production and construction of a qualifying asset.

Kimber is currently assessing the impact that the above differences may have on its opening IFRS balance sheet and on the accounts moving forward as part of phase two of the conversion project. Also, IFRS requires significantly more disclosure than Canadian GAAP for certain standards, and is examining the impact of these increased disclosures.

The International Accounting Standards Board (IASB”) continues to amend and add to current IFRS standards with several projects underway. Kimber’s transition plan includes monitoring actual and anticipated changes to IFRS and related rules and regulations and assessing the impacts of these changes on Kimber and its financial statements, including expected dates of when such impacts are effective.

Recent accounting pronouncements

i)	CICA Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non Controlling Interests”.

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

Internal Control Over Financial Reporting

Kimber’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Securities Exchange Act Rule 13a-15(f) and in National Instrument 52-109 of the Canadian Securities Administrators. Kimber’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in Canada and in the United States. Kimber’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of Kimber’s management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness in future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Kimber’s management, including its Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of Kimber’s internal control over financial reporting as of June 30, 2010. In making its assessment of internal control over financial reporting, Kimber’s management used the criteria established in Internal Control an Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, Kimber’s management concluded that Kimber’s internal control over financial reporting was effective as at June 30, 2010 and no material weaknesses were identified. Kimber has certified the above in its annual filings with both the US Securities Exchange on Form 20F, and with the Canadian Securities Administrators.

Deloitte & Touche LLP, Kimber’s Independent Registered Chartered Accountants, have audited the consolidated financial statements of Kimber for the year ended June 30, 2010, and although Kimber is a non-accelerator filer and not required to do so, Kimber engaged Deloitte & Touche LLP to audit the effectiveness of internal control over financial reporting as of June 30, 2010. Deloitte & Touche LLP have issued a report on the internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States).

This MD&A and the auditor attestation report shall be deemed not to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities of that section.

There has been no change in Kimber’s internal control over financial reporting during the financial year ended June 30, 2010 that has materially affected, or is reasonably likely to materially affect, Kimber’s internal control over financial reporting.

Disclosure Controls and Procedures

Kimber, under the supervision and with the participation of Kimber’s management, including its Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934), and in National Instrument 52-109 of the Canadian Securities Administrators, as of June 30, 2010.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act and under National Instrument 52-109 of the Canadian Securities Administrators is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Act and in National Instrument 52-109 of the Canadian Securities Administrators rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Securities Exchange Act and under National Instrument 52-109 of the Canadian Securities Administrators is accumulated and communicated to management, including the Company’s Chief Executive Officer and the Company’s Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of June 30, 2010.

Outstanding Share Data

Kimber has one class of shares and at June 30, 2010 and at September 13, 2010, Kimber had 68,010,586 shares issued and 74,716,301 outstanding on a diluted basis.

Kimber has a stock option plan and at June 30, 2010 there were 4,705,715 options to purchase shares outstanding. Of the 4,705,715 options to purchase shares granted to employees, directors and consultantsoptions to purchase 3,497,375 shares had vested.

Kimber had 2,000,000 warrants to purchase shares outstanding as at June 30, 2010. These warrants were issued on September 24, 2008 and were due to expire on September 24, 2010. Each warrant entitles the holder to purchase common shares at a price of $1.80 per share. On September 13, 2010, Kimber announced the extension of the warrant expiry date to September 24, 2011, for 1,997,459 of these warrants to purchase 1,997,459 shares as detailed below

Subsequent event

On September 13, 2010, Kimber announced the extension of the expiry date of the warrants issued in connection with its private placement financing which closed on September 24, 2008. The expiry date of the warrants to purchase 1,997,459 common shares at a purchase price of $1.80 per share expiring on September 24, 2010 has been extended to September 24, 2011.

Risk and Uncertainties

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, such statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements.

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

For a more complete but not exhaustive list of potential risk factors which could affect Kimber please refer to Kimber’s current Form 20-F filed on SEDAR and EDGAR and our current Form 20-F is also available on Kimber’s website.

Below is a brief summary of some of Kimber’s risks and uncertainties. Each of these risks is more fully described in our 20-F, along with other risks and uncertainties.

Industry Risks

  Mineral resource exploration and development is a high risk, speculative business.
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
  Exploration activities are subject to geologic uncertainty and inherent variability.
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
  Kimber’s exploration efforts may be unsuccessful in locating viable mineral resources.
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

