Form 20-F
period 2011-06-30
Kimber Resources Inc.
filed 2011-09-28
CIK 1294662

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended June 30, 2011

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ________

For the transition period from ________ to ________

Commission file number: 001-32712

KIMBER RESOURCES INC.
(Exact name of Registrant as specified in its charter)

________
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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 77,185,086 Common Shares as at June 30, 2011

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

[   ] Yes [ X ] No

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

[   ] Yes [ X ] No

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

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [ X ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued [ ]	Other [ X ]
by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

[   ] Item 17 [ X ] Item 18

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

[   ] Yes [ X ] No

TABLE OF CONTENTS

GLOSSARY OF TERMS	6
Glossary of Non-Geological Terms	6
Geological and Technical Terms	8
CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	11
CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS	13
PART I	14
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	14
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	14
ITEM 3. KEY INFORMATION	14
A. Selected Financial Data	14
B. Capitalization and Indebtedness	16
C. Reasons for the Offer and Use of Proceeds	16
D. Risk Factors	16
ITEM 4. INFORMATION ON KIMBER	26
A. History and Development of Kimber	26
B. Business Overview	27
C. Organizational Structure	29
D. Property, Plants and Equipment	29
The Monterde Property	30
Exploration and Development – Monterde Property	44
E. Mineral Resource Estimates	49
Non-Reserves	49
F. Metallurgy	55
Monterde Property - Carmen	55
G. Preliminary Economic Assessment	57
Non-Reserves	57
H. Other Properties	59
Pericones Property	59
Setago Property	60
Technical Disclosure	60
Other Significant Acquisitions and Dispositions	60
ITEM 4A. UNRESOLVED STAFF COMMENTS	61
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	61
A. Operating Results	62
B. Liquidity and Capital Resources	67
C. Research and Development, Patents and Licenses, Etc.	68

D. Trend Information	68
E. Off-Balance Sheet Arrangements	69
F. Tabular Disclosure of Contractual Obligations	69
G. Safe Harbour	69
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	69
A. Directors and Senior Management	69
B. Compensation	73
C. Board Practices	74
D. Employees	75
E. Share Ownership	76
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	79
A. Major Shareholders	79
B. Related Party Transactions	80
C. Interests of Experts and Counsel	81
ITEM 8. FINANCIAL INFORMATION	81
A. Consolidated Statements and Other Financial Information	81
B. Significant Changes	81
ITEM 9. THE OFFER AND LISTING	81
A. The Offer and Listing Details	81
B. Plan of Distribution	83
C. Markets	83
D. Selling Shareholders	83
E. Dilution	83
F. Expense of the issue	83
ITEM 10. ADDITIONAL INFORMATION	83
A. Share Capital	83
B. Notice of Articles and Articles	84
C. Material Contracts	89
D. Exchange Controls	89
E. Taxation	89
F. Certain United States Federal Income Tax Considerations	90
F. Dividends and Paying Agents	98
G. Statement by Experts	98
H. Documents on Display	98
I. Subsidiary Information	99
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	99
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	99
A. to C	99
D. American Depositary Receipts	99

GLOSSARY OF TERMS

Certain terms and abbreviations used in this Annual Report are defined below:

Glossary of Non-Geological Terms

“ALS” means ALS Laboratory Group, a division of Campbell Brothers Limited, an Australian based public company;

“AMEX” means the NYSE Amex Equities stock exchange;

“BCBCA” means the Business Corporations Act (British Columbia), as amended;

“Canadian GAAP” means financial data prepared in accordance with Canadian generally accepted accounting principles;

“Carmen deposit” or “Carmen” is the name given to a volume of gold and silver-bearing rock in and around the former Monterde mine. Until drilling is complete, the boundaries of this mineralization will remain undefined (See Figure 2, Figure 3 and Figure 5);

“Carotare deposit” or “Carotare” is the name given to a volume of gold and silver-bearing rock located 2 kilometres west of the Carmen deposit. Until drilling is complete, the boundaries of this mineralization will remain undefined (See Figure 3 and Figure 5);

“Common Shares” or “Shares” means the common shares without par value in the capital of Kimber Resources Inc.;

“Ejido” (aa-hee-do) is a Mexican legal entity which owns a specific area of land and holds it collectively for its members. Ejidos were formed by way of a resolution from the Federal Government of Mexico under the Agrarian Act for the administration and development of collective property rights over agricultural land owned by the Federal Government of Mexico. Ejidos are administered and controlled by an Ejido council. The consent of the general assembly of Ejido members is a requirement for access to such lands for mineral exploration and development. Since 1990, Mexican law has permitted the "partition and privatization" of Ejido land from the Federal Government of Mexico to the Ejidos and from the Ejidos to individual members;

“El Coronel Concessions” means the mineral concessions located in the Monterde Mining District, State of Chihuahua, Mexico, listed under the heading “El Coronel Concessions” in Table 1 of this Annual Report;

“Golden Treasure” means Golden Treasure Explorations Ltd.;

“Gold equivalent ounce” Gold equivalent ounces are based on prices of US$1,050/oz gold and US$18/oz silver for recovered ounces, giving a ratio of 58.3 to convert recoverable silver ounces to gold equivalent ounces.

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

“IRR” means Internal Rate of Return, which on a project is the accumulative effective compounded rate of return that makes the NPV of all cash flows equal to zero;

“Kimber” or the “Company” means, as the context requires, Kimber Resources Inc. and its wholly owned subsidiaries Minera Monterde, S. de R.L. de C.V, Kimber Resources de Mexico, S.A de C.V and Minera Pericones, S.A. de C.V. collectively;

“Kimber Resources de Mexico” means Kimber Resources de Mexico, S.A. de C.V., a wholly owned subsidiary of Kimber Resources Inc.;

“Minera Monterde” means Minera Monterde, S. de R.L. de C.V., a wholly owned subsidiary of Kimber Resources Inc. and the holder of the Monterde Property and the Setago Property;

“Minera Pericones” means Minera Pericones, S.A. de C.V., a wholly owned subsidiary of Kimber Resources Inc. and the holder of the Pericones Property;

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

“NPV” means Net Present Value, a value calculated for a project, based on its assumed future cash receipts and disbursements, discounted by an estimated risk free return;

“Pericones Property” or “Pericones” means a staked mineral concession located approximately 180 kilometres southwest of Mexico City in the Municipality of Tejupilco in Estado de Mexico;

“San Francisco Concession” means the mineral concession located in the Monterde Mining District, State of Chihuahua, Mexico, listed under the heading “San Francisco Concession” in Table 1 of this Annual Report;

“SEC” means the United States Securities and Exchange Commission;

“Setago Property” or “Setago” means a staked mineral concession located in the Monterde Mining District, State of Chihuahua, Mexico, approximately 24 kilometres to the west of the Monterde Property;

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

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“Veta Minitas deposit” or “Veta Minitas” is the name given to a volume of gold and silver-bearing rock located 250 metres southwest of the Carmen deposit. Until drilling is complete, the boundaries of the mineralization will remain undefined (See Figure 3 and Figure 5);

“Warrant” means a warrant of Kimber Resources Inc. entitling the holder to purchase one Common Share of Kimber Resources Inc. at the price and until the date stated in the said warrant;

“2002 Plan” means the Kimber Resources Inc. 2002 Stock Option Plan;

“2007 Plan” means the Kimber Resources Inc. 2007 Stock Option Plan;

Geological and Technical Terms

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

“CIM” is the Canadian Institute of Mining, Metallurgy and Petroleum;

“CIM Standards” means the standards and best practices for mineral projects under the guidelines set out in “Mineral Resources/Reserves and Valuation Standards”, Special Volume 56 published by The Canadian Institute of Mining, Metallurgy and Petroleum;

“comagmatic” is a term describing igneous rocks regarded as having been derived from common parent magma;

“dikes” are tabular bodies of igneous rock that cut structurally across adjacent rock;

“dip” is the maximum angle that a structural surface, such as layering in a rock or a fault, makes with the horizontal, measured perpendicular to the strike and in the vertical plane;

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

“hydrothermal” pertains to hot water or the action of heated water, often considered heated by magma or in association with magma;

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

“Ocupación Temporal” means an agreement analogous to a surface easement in that the area agreed upon with the surface rights holder is registered with the government and as such, the surface owner must allow the mining concession owner access and use;

“ore” is a naturally occurring material from which a mineral or minerals of economic value can be extracted at a profit under economic conditions that are specified and are generally accepted as reasonable, also, the mineral or minerals thus extracted;

“phenocrysts” are the larger crystals embedded in a finer-grained groundmass of surrounding igneous rock;

“Preliminary Economic Assessment” or “PEA” means a study that includes an economic analysis of the potential viability of Mineral Resources taken at an early stage of the project prior to the completion of a preliminary feasibility study;

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

“Qualified Person” is a term defined in NI 43-101 and means an individual who (a) is an engineer or geoscientist with a university degree, or equivalent accreditation, in an area of geoscience, or engineering, relating to mineral exploration or mining; (b) has at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these, that is relevant to his or her professional degree or area of practice; (c) has experience relevant to the subject matter of the mineral project and the technical report; (d) is in good standing with a professional association; and (e) in the case of a professional association in a foreign jurisdiction, has a membership designation that (i) requires attainment of a position of responsibility in their profession that requires the exercise of independent judgment; and (ii) requires A. a favourable confidential peer evaluation of the individual’s character, professional judgement, experience, and ethical fitness; or B. a recommendation for membership by at least two peers, and demonstrated prominence or expertise in the field of mineral exploration or mining;

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

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

As used in this Annual Report on Form 20-F, the terms “Mineral Reserve,” “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms defined in accordance with NI 43-101 and the CIM Standards. These definitions differ from the definitions in SEC Industry Guide 7 under the U.S. Securities Act. Under SEC Industry Guide 7, a reserve is defined as that part of a mineral deposit which could be economically and legally extracted or produced at the time the reserve determination is made. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be used by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any all, or any part of a mineral deposits in these categories will ever be converted into reserves. “Indicated Mineral Resource” and “Inferred Mineral Resource” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all, or any part, of an Indicated Mineral Resource or an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or preliminary feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable.

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

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This Annual Report on Form 20-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern our anticipated results and developments in our operations in future periods, planned exploration and development of our properties, plans related to our business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning Mineral Reserve and Mineral Resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if a property is developed, and in the case of Mineral Reserve, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or the negative and grammatical variations of any of these terms and similar expressions) be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the sections entitled “ITEM 3. D. KEY INFORMATION - Risk Factors”, “ITEM 4. B. INFORMATION ON KIMBER - Business Overview”, “ITEM 4. D. INFORMATION ON KIMBER - Property, Plants and Equipment” and “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS” and in the exhibits attached to this Annual Report on Form 20-F. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in our forward-looking statements. Our forward-looking statements are based on beliefs, expectations and opinions of our management on the date the statements are made and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions change, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

We have summarized in the tables below selected consolidated financial data for Kimber, prepared in accordance with Canadian GAAP. The tables also summarize certain corresponding information reconciled to U.S. GAAP. Canadian GAAP, as applied to Kimber, may materially differ from U.S. GAAP. For a discussion of these differences and their effect on our financial statements, refer to “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS” AND TO NOTE 13 INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS INCLUDED IN “ITEM 18. FINANCIAL STATEMENTS”.

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

Under Canadian GAAP (Selected Financial Information)

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	June 30,	June 30,	June 30,	June 30,	June 30,
	2011	2010	2009	2008	2007
	$	$	$	$	$

Current Assets	9,607,731	5,046,917	3,757,748	4,958,410	6,687,329
Equipment	549,084	497,960	608,193	617,951	644,230
Unproven mineral right interests	48,839,128	42,647,361	40,943,685	37,335,596	32,176,965
Total Assets	58,995,943	48,192,238	45,309,626	42,911,957	39,508,524
Current Liabilities	1,915,016	541,627	393,561	815,757	1,315,654
Total Liabilities	1,915,016	541,627	393,561	815,757	1,315,654
Share Capital	74,543,371	63,556,255	56,753,646	52,032,205	46,762,332
Contributed surplus	5,506,745	4,089,747	4,031,196	3,541,767	1,970,385
Deficit	(22,969,189)	(19,995,391)	(15,868,777)	(13,477,772)	(10,539,847)
Net Loss for the Period	(2,973,798)	(4,126,614)	(2,391,005)	(2,937,925)	(3,813,938)
Basic and Diluted Loss per Share	(0.04)	(0.06)	(0.04)	(0.06)	(0.08)
Weighted Average Number of Common Shares Outstanding	73,104,638	64,200,830	61,120,045	52,277,997	48,118,320

Under Canadian GAAP applicable to junior mining companies, mineral exploration expenditures are deferred for mineral properties under exploration or development until such time as it is determined that further exploration or development is not warranted, at which time the property costs are written-off. Under U.S. GAAP, all exploration expenditures are expensed as incurred up to the development stage or until economic feasibility of a project has been determined. The following information has been prepared under U.S. GAAP.

Under U.S. GAAP (Selected Financial Information)

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	June 30,	June 30,	June 30,	June 30,	June 30,
	2011	2010	2009	2008	2007
	$	$	$	$	$

Current Assets	9,607,731	5,046,917	3,757,748	4,958,410	6,687,329
Equipment	549,084	497,960	608,193	617,951	644,230
Unproven mineral Right Interests	3,114,754	3,010,909	2,897,532	2,815,935	2,752,945
Total Assets	13,271,569	8,555,786	7,263,473	8,392,296	10,084,504
Current Liabilities	1,915,016	541,627	393,561	815,757	1,315,654
Total Liabilities	1,915,016	541,627	393,561	815,757	1,315,654
Share Capital	74,543,371	63,556,255	56,753,646	52,032,205	46,762,332
Contributed surplus	5,506,745	4,089,747	4,031,196	3,541,767	1,970,385
Deficit	(68,693,563)	(59,631,843)	(53,914,930)	(47,997,433)	(39,963,867)
Net Loss for the Period	(9,061,720)	(5,716,913)	(5,917,497)	(8,033,566)	(13,733,498)
Basic and Diluted Loss per Share	(0.12)	(0.09)	(0.10)	(0.15)	(0.29)
Weighted Average Number of Common Shares Outstanding	73,104,638	64,200,830	61,120,045	52,277,997	48,118,320

Except where otherwise indicated, all information extracted from or based on our consolidated financial statements are presented in accordance with Canadian GAAP.

Dividends

No cash dividends have been declared nor are any currently expected to be declared in respect of our Common Shares. We anticipate that all available cash will be required to further our exploration activities for the foreseeable future. We are not subject to contractual restrictions respecting the payment of dividends.

Exchange Rates

Unless otherwise indicated, all reference to dollar ($ or C$) amounts in this Annual Report on Form 20-F are in Canadian dollars. References to US$ are to the United States dollar. The following table sets out the nominal noon exchange rates for one Canadian dollar expressed in terms of U.S. dollars for the periods indicated. Rates of exchange are obtained from the Bank of Canada. Bank of Canada exchange rates are nominal quotations - not buying or selling rates - and are intended for statistical or analytical purposes. Rates available from financial institutions will differ. The noon exchange rate for the Canadian dollar against the U.S. dollar is calculated to reflect the trades that take place between 11:59 a.m. and 12:01 p.m.

Period End and Average - C$ vs. US$

	June 30,	June 30,	June 30,	June 30,	June 30,
	2011	2010	2009	2008	2007
Period End	1.0370	0.9429	0.8602	0.9817	0.9404
Average	1.0005	0.9474	0.8575	0.9897	0.8831

Monthly High and Low - C$ vs. US$

	June	May	April	March	February	January
	2011	2011	2011	2011	2011	2011

High for Month	1.0370	1.0537	1.0542	1.0324	1.0268	1.0140
Low for Month	1.0141	1.0195	1.0319	1.0083	1.0045	0.9978

As of September 23, 2011, the exchange rate for the conversion of one Canadian dollar into U.S. dollars was C$1.00 = US$0.9802.

B. Capitalization and Indebtedness

Not Applicable.

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

Mineral resource exploration and development is a speculative business, characterized by a high number of failures. Substantial expenditures are required to discover new properties and to develop the infrastructure, mining and processing facilities at any site chosen for mining. Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any particular level of recovery or Mineral Reserves will in fact be realized by us or that any identified mineral deposit identified by us will ever qualify as a commercially mineable (or viable) ore body which can be economically and lawfully exploited.

Mineral exploration is subject to numerous industry operating hazards and risks, many of which are beyond our control and any one of which may have an adverse effect on our financial condition and operations.

The operations in which we have a direct or indirect interest are subject to all the hazards and risks normally incidental to resource companies. Fires, power outages, labour disruptions, flooding,

explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the industry operating risks involved in the operation of mines and the conduct of exploration programs. If any of these events were to occur, they could cause injury or loss of life, severe damage to or destruction of property. As a result, we could be the subject of a regulatory investigation, potentially leading to penalties and suspension of operations. In addition, we may have to make expensive repairs and could be subject to legal liability. The occurrence of any of these operating risks and hazards may have an adverse effect on our financial condition and operations, and correspondingly on the value and price of our Common Shares.

Metal prices have fluctuated widely in the past and are expected to continue to do so in the future which may adversely affect our ability to finance our exploration and development activities and may adversely affect the amount of revenues derived from any future production at our properties.

The commercial feasibility of our properties and our ability to arrange funding to conduct our planned exploration activities is dependent on, among other things, the price of gold and silver. Depending on the price to be received for any minerals produced, we may determine that it is impractical to commence or continue commercial production. A reduction in the price of gold or silver may prevent our properties from being economically mined or result in the write-off of assets whose value is impaired as a result of low precious metals prices.

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

Calculations of amounts of mineralized material are estimates only. Actual recoveries of gold and silver from mineralized material may be lower than those indicated by test work. Any material change in the quantity of mineralization, grade or stripping ratio, or the gold and silver price may affect the economic viability of our mineral properties. In addition, there can be no assurance that gold and silver recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Notwithstanding pilot plant tests for metallurgy and other factors there remains the possibility that the ore may not react in commercial production in the same manner as it did in testing. Mining and metallurgy are an inexact science and accordingly there always remains an element of risk that a mine may not prove to be commercially viable.

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

The deterioration of global financial markets has had a profound impact on the global economy, in general and on the mining industry in particular.

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

  a repeat of a global credit/liquidity crisis could impact the cost and availability of financing and our overall liquidity;

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

Increases in the prices of labour and materials, to some extent caused by an increase in commodity prices, including the prices of the metals being mined by the industry, may lead to significantly increased capital and operating costs for mining projects. Increasing costs are a factor that must be built in to the economic model for any mining project. Significant increases in operating costs have had the effect of reducing profit margins for some mining projects. Accordingly increases in both operating and capital costs need to be factored into economic assessments of existing and proposed mining projects and may increase the financing requirements for such projects or render such projects uneconomic.

Company Risks

There may be substantial doubt regarding our ability to continue as a going concern.

Kimber’s consolidated financial statements for the year ended June 30, 2011 have been prepared on the basis that the Company is a going concern, which contemplates the realization of its assets and the settlement of its liabilities in the normal course of operations. Kimber has no sources of revenues and has operated at a loss since inception. As such, the ability of the Company to continue as a going concern is uncertain and is dependent upon obtaining financing necessary to meet its financial commitments and complete the development of its properties, and/or is dependent upon the Company realizing proceeds from the sale of one or more of its properties. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders, the ability of the company to obtain necessary equity financing to continue operations, confirmation of the Company’s interests in the underlying properties, and the attainment of profitable operations.

We face substantial competition within the mining industry from other mineral companies with much greater financial and technical resources and may not be able to effectively compete which would have an adverse effect on our financial condition and operations.

The mineral resource industry is intensively competitive in all of its phases, and we compete with many companies possessing much greater financial and technical research resources. Competition is particularly intense with respect to the acquisition of desirable undeveloped gold and silver properties. The principal competitive factors in the acquisition of such undeveloped properties include having the staff and data necessary to identify, investigate and purchase such properties, and having the financial resources necessary to acquire and develop such properties. Competition could adversely affect our ability to acquire suitable prospects for exploration in the future.

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

If we are unable to develop acceptable overall gold and silver recovery levels, the Monterde Property may not be a viable project and we will have to continue to explore for a viable deposit or cease operations.

Recovery levels for gold and silver are based upon metallurgical testing of samples taken from drill samples. Numerous factors may affect the recoverability of gold and silver from any given rock and tests of such samples may not be representative of recoveries to be obtained from the entire deposit. Our overall metallurgical recoveries may not be adequate for the Monterde Property to be commercially viable.

We have a limited history as an exploration company and do not have any experience in putting a mining project into production.

We have been actively engaged in mineral exploration since 1999. We do not hold any Mineral Reserves and do not generate any revenues from production. Our success will depend largely upon our ability to locate and develop commercially viable Mineral Reserves, which may never happen. Further, putting a mining project into production requires substantial planning and expenditures and we do not have any experience in taking a mining project to production. As a result of these factors, it is difficult to evaluate our prospects, and our future success is more uncertain than if we had a longer or more proven history.

We have operated at a loss since inception, expect to continue to incur losses and may never achieve profitability, which in turn may harm the future operating performance and may cause the market price of our Common Shares to decline.

We have incurred net losses every year since inception on March 31, 1995 and as of June 30, 2011 had an accumulated deficit of $22,969,189. We incurred a net loss of $2,973,798 for the year ended June 30, 2011 and $4,126,614 for the year ended June 30, 2010. We currently have no commercial production and have never recorded any revenues from mining operations. We expect to continue to incur losses, and will continue to do so until such time, if ever, as our properties commence commercial production and generate sufficient revenues to fund continuing operations.

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

Our properties are located in Mexico, which can lead to difficulty with changes in political conditions and regulations, currency exchange, obtaining financing, finding and hiring qualified people or obtaining all necessary services for our operations in Mexico.

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

We originally contemplated an open pit mining operation on the Carmen deposit at the Monterde Property, however we are currently contemplating the possibility of a combined open pit and underground mining operation, the effect of which, if it were to proceed to production, would expose us to increased costs, potential time delays and risks to underground workers.

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

Our activities are subject to environmental laws that may increase our costs and restrict our operations.

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

The department responsible for environmental protection in Mexico is SEMARNAT (Secretaria de Medio Ambiente y Recursos Naturales) and it has broad authority to shut down and/or levy fines against facilities that do not comply with applicable Mexican environmental regulations or standards.

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

Failure to obtain the necessary permits would adversely affect progress of our operations and would delay or could prevent the commencement of commercial operations.

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

We do not have a full staff of technical personnel and rely upon outside consultants to provide critical services.

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

Certain of our directors and officers are also directors, officers and/or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time. See ITEM 6. A. DIRECTORS SENIOR MANAGEMENT AND EMPLOYEES - Directors and Senior Management.

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

Our activities are potentially subject to environmental liabilities, which would have an adverse effect on our financial condition and operations.

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

As of June 30, 2011, we had 77,185,086 Common Shares issued and outstanding. In addition, as of June 30, 2011, 5,466,325 Common Shares were issuable upon exercise of outstanding stock options, all of which may be exercised in the future resulting in dilution to our shareholders. Of these amounts, our senior officers and directors own, as a group, 6,170,131 Common Shares (8.0%), and stock options to acquire an additional 4,091,325 Common Shares. As of June 30, 2011 we may issue stock options to purchase an additional 2,221,483 Common Shares, (2.90%) under our existing stock option plan. Most of these Common Shares, including the Common Shares to be issued upon exercise of the outstanding options, are freely tradable.

Our 2007 stock option plan (the “2007 Plan”) provides for the reservation of a rolling 10% of the issued and outstanding Common Shares from time to time for the issuance of stock options, provided that the number reserved for issue is reduced by the number of options outstanding pursuant to the 2002 Plan. As of June 30, 2011, an additional 3,700 Common Shares (0.005% of the issued and outstanding Common Shares) can be reserved for issue under our 2007 Plan upon an additional listing application being made to and approved by the TSX and NYSE Amex.

In addition, as of June 30, 2011 there were 7,074,009 outstanding Warrants to purchase our Common Shares at an exercise price of $1.40 to $1.80 per share.

Sales of substantial amounts of our Common Shares into the public market, by our officers or directors or pursuant to the exercise of options or warrants, or even the perception by the market that such sales may occur, may lower the market price of our Common Shares.

We have no history of paying dividends, do not expect to pay dividends in the immediate future and may never pay dividends.

Since incorporation, we have not paid any cash or other dividends on our Common Shares and do not expect to pay such dividends in the foreseeable future. Our intention is that all available funds will be invested primarily to finance our mineral exploration programs.

Risks for U.S. Holders

U.S. investors may not be able to enforce their civil liabilities against us or our directors and officers.

It may be difficult to bring and enforce suits against us, because we are incorporated and situated in the Province of British Columbia, Canada and do not have assets located in the United States. With the exception of four (4) directors who are residents of the United States, our officers and directors are residents of the Canadian provinces British Columbia and Ontario, and all or a substantial portion of their assets are located outside of the United States. As a result, it may be difficult for our U.S. shareholders to effect service of process on us or these persons within the United States or to enforce judgements obtained in the United States based on the civil liability provisions of the U.S. federal securities laws against us or our officers and most of our directors. In addition, our U.S. shareholders should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us, our officers or directors predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us, our officers or directors predicated upon the U.S. federal securities laws or other laws of the United States.

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

We believe we were a Passive Foreign Investment Company during the fiscal year ended June 30, 2011 and may qualify as a Passive Foreign Investment Company in subsequent years, which could have negative consequences for U.S. investors.

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

If we are (or have been) a PFIC and at any time we have a non-U.S. corporate subsidiary that is a PFIC, U.S. Holders generally would be deemed to own, and also would be subject to the PFIC rules with respect to, their indirect ownership interests in any such lower-tier PFIC. A mark-to-market election under the PFIC rules with respect to Kimber would not apply to a lower-tier PFIC, and a U.S. Holder would not be able to make such an election with respect to our indirect ownership interest in any lower-tier PFIC.

Differences in U.S. and Canadian reporting of Mineral Reserves and Mineral Resources

Our Mineral Reserve and Mineral Resource estimates are not directly comparable to those made in filings subject to SEC reporting and disclosure requirements, as we report Mineral Reserves and Mineral

Resources in accordance with the Canadian requirements set forth in NI 43-101. NI 43-101 requires us to report Mineral Reserve and Mineral Resource estimates differently from the way such estimates are reported by U.S. issuers in reports and other materials filed with the SEC. Canadian reporting issuers like the Company are required to report Measured, Indicated and Inferred Mineral Resources, as defined in NI43-101, which are not permitted in disclosure filed with the SEC by United States issuers. In the United States, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the Mineral Reserve determination is made. U.S. investors are cautioned not to assume that all or any part of measured or indicated Mineral Resources will ever be converted into Mineral Reserves.

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

See the “Cautionary Note to U.S. Investors Regarding Mineral Reserve and Mineral Resource Estimates” above.

ITEM 4. INFORMATION ON KIMBER

A. History and Development of Kimber

Kimber Resources Inc., a Canadian junior exploration company, was incorporated on March 31, 1995 by registration of its Memorandum and Articles under the Company Act (British Columbia) (which was replaced by the BCBCA, the Company’s present governing legislation on March 29, 2004), which were amended effective on April 23, 1998, May 19, 1999, May 21, 2002, June 3, 2004 and December 21, 2007.

We became a reporting issuer under the applicable securities legislation of the provinces of British Columbia and Alberta on June 5, 2002 and our Common Shares were listed on the TSX Venture Exchange and commenced trading on July 16, 2002. We voluntarily delisted our Shares from the TSX Venture Exchange at the end of trading on June 17, 2004 and our Shares were listed and commenced trading on the TSX on June 18, 2004. We are also a reporting issuer in the Province of Ontario. On July 21, 2005 we filed an amended Form 20-F Registration Statement with the SEC and subsequently applied for and were listed on the American Stock Exchange (now the NYSE Amex). Trading of our Shares on the American Stock Exchange commenced on December 22, 2005.

Our head office and registered and records office are located at Suite 215 - 800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6. Telephone: (604) 669-2251. The fiscal and head office of Minera Monterde, Kimber Resources de Mexico, and Minera Pericones are located at Calle la Salle # 3230, Fracc. Lomas la Salle, Chihuahua, Chihuahua, CP 31214, Mexico Telephone: 52-614-410-8344.

Kimber Resources de Mexico and Minera Pericones, also have a corporate office at Blvd. Marina Mazatlán No. 2302, Oficina 36 Marina Mazatlán, Mazatlán, Sinaloa, México, C.P. 82103

Our principal capital expenditures since inception relate to our mineral properties in Mexico. At June 30, 2011, we had a balance of $48,839,128 in unproven mineral right interest costs relating to expenditures on the Monterde mineral property. During the fiscal year ended June 30, 2011, we incurred $6,191,767 in mineral property acquisition and exploration expenditures on the Monterde Property ($103,845 for acquisition; $6,087,922 on exploration). During the fiscal year ended June 30, 2010, we incurred expenditures on our other properties in Mexico, being the Setago Property ($6,901 for acquisition; $26,199 on exploration) and the Pericones Property ($21,256 for acquisition; $620,918 on exploration).

However, during the year ended June 30, 2010, the decision was made to discontinue near term exploration activities on the Setago and Pericones properties based on Kimber’s exploration priorities at Monterde. Capitalized expenditures in the amount of $1,245,170 at the Pericones property and $124,363 at the Setago property were written off during the year ended June 30, 2010. During the fiscal year ended June 30, 2009, we incurred $3,190,248 in mineral property acquisition and exploration expenditures on the Monterde Property,( $65,380 for acquisition; $3,124,868 on exploration), the Setago Property ($7,602 for acquisition; $nil on exploration), and the Pericones Property ($8,615 for acquisition; $401,624 on exploration).

Planned expenditure for the Monterde Property from September 1, 2011 to September 30, 2012 is expected to total approximately US$8,000,000 to US$10,000,000, subject to availability of funding. There are no significant expenditures planned for the Pericones or Setago properties, for the period September 1, 2011 to September 30, 2012.

B. Business Overview

We are a British Columbia, Canada, based junior mineral resource company engaged in the acquisition, exploration and development of mineral resource properties. Where management determines that it is in our best interest, joint venture partners may be sought to further explore and/or develop certain properties. We are in the process of exploring our Monterde Property located in Mexico and have yet to determine whether any of our other properties contain Mineral Reserves that are economically recoverable. Refer to ITEM 4. D. INFORMATION ON KIMBER - Property, Plants and Equipment for a description of each of our mineral properties.

All of the properties in which we currently hold interests are without a known body of commercial ore. We are an exploration stage company and there is no assurance that a commercially viable mineral deposit exists on any of our mineral properties. Further exploration is required before a final evaluation as to the economic and legal feasibility of any potential mining operations on our properties can be determined.

As of June 30, 2011 we had incurred $48,839,128 on the acquisition and exploration of the Monterde Property. During the last five financial years ended June 30, 2011 we carried out a program of reverse circulation drilling, diamond core drilling, trenching and sampling on the Monterde Property. In addition, as of June 30, 2010 we had incurred $124,363 on the acquisition and exploration of the Setago Property and $1,245,170 on the acquisition and exploration of the Pericones Property. These expenditures were written off during the year ended June 30, 2010.

Management

During the year ended June 30, 2011 we did not have any management changes.

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

D. Property, Plants and Equipment

Cautionary Note to U.S. Investors Concerning “Resources”

This section uses the terms “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize such terms. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.

U.S. investors are cautioned not to assume that all or any part of a mineral deposits in the “Measured,” “Indicated,” and “Inferred Mineral Resource” categories will ever be converted into Mineral Reserves. SEE “CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES” ABOVE.

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

Our principal targets on the Monterde Property are mineral deposits extractable by open-pit and underground mining methods, where gold and silver are amenable to extraction by heap leaching and/or conventional milling.

Table 1

THE MONTERDE PROPERTY

Monterde Concessions

Concession	Title	Area in	Expiry Date
Name	Number	Hectares	(mo/day/year)

Group 1 Concessions
Monte Verde	209794	26.0000	08/08/2049
Los Hilos	209793	6.0000	08/08/2049
El Carmen	210811	11.0000	11/29/2049
El Carmen II	209795	22.0000	08/08/2049

Group 2 Concessions
Anexas de Guazapares	212541	20.0000	10/30/2050
Anexas de Guazapares	212552	19.0000	10/30/2050
Anexas de Guazapares	212542	9.7535	10/30/2050

Group 3 Concessions
Anexas de Guazapares	236451	90.0000	07/01/2060

Group 4 Concessions
Ampliacion Guadalupe	226011	59.0799	11/14/2055

Concession	Title	Area in	Expiry Date
Name	Number	Hectares	(mo/day/year)

El Coronel Concessions

La Bonanza	192039	98.2751	12/18/2041
Montaña de Oro	205334	183.0045	08/07/2047
La Verde	217341	195.0000	07/01/2052
La Flor de Oro	217342	148.1485	07/01/2052
San Cristobal	217344	196.1159	07/01/2052
El Carmen [1]	217345	10.8835	07/01/2052

Merlin	217346	3.9176	07/01/2052
La Morena	217348	53.5533	07/01/2052
La Malinche	217347	248.1107	07/01/2052
Bola de Oro	216991	100.6203	06/04/2052
Venadito II	217349	167.8195	07/01/2052

Staked Concessions

Stratus	219869	45.1100	04/24/2053
Dakota	219107	74.2600	02/06/2053
Rubia	223447	780.4720	01/10/2055
Rubia Fraccion 1	223448	23.4900	01/10/2055
Rubia Fraccion 2	223449	0.4950	01/10/2055
Los Abuelos Frac. Oeste	218532	0.9416	11/21/2052
Los Abuelos Frac. Este	218533	0.1974	11/21/2052
Rubia 2	226555	11,360.3100	01/26/2056
Rubia 2 Fraccion 2	226556	1.0214	01/26/2056
Rubia 3	226371	15,258.0241	01/12/2056
Rubia 4	226372	1.7752	01/12/2056
Rubia 5 Fraccion 1	226538	12.8394	01/25/2056
Rubia 5 Fraccion 2	226539	4.0546	01/25/2056
Rubia 5 Fraccion 3	226540	35.2419	01/25/2056

San Francisco Concession
San Francisco	216013	30,0000	04/01/2052

	Total Area:	29,296.4096	hectares

1 This concession is a different concession from the El Carmen concession referred to in the Group 1 Concessions.

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
September 2011

Phoenix
United States
Tucson
El Paso
Mexico
Gulf of California
Sonora
Chihuahua
Hermosillo
Chihuahua
16
MONTERDE
Santa Rosalía
SETAGO
Loreto
Durango
La Paz
Durango
Cabo Falso
Mazatlán
0
200km

Figure 2

LAND STATUS –CONCESSIONS
September 2011

3,059,000 N
RUBIA 2
13a
14
25
23
Ejido OCOVIACHI
Ejido MONTERDE
13d
7
Ejido OCOVIACHI
Ejido MONTERDE
15
5a
5c
5d
24
9
5b
1
16
13c
17
22
4
2
784,000 E
791,000 E
21
6
12b
8
12a
10
20
11
LA FORTUNA
18
19
13a
Carmen Resource area
Veta Minitas
Resource area
9
Carotare Resource area
3,052,000 N

KEY:

STAKED MINERAL CONSESSIONS

7 - DAKOTA
8 - STRATUS
9 - RUBIA
10 - RUBIA FRACTION-1
11 - RUBIA FRACTION-2
12a - LOS ABUELOS FRAC OESTE
12b - LOS ABUELOS FRAC ESTE
13a -c - RUBIA 2,3&4
13d - RUBIA 2 FRACCION 2
13e-g RUBIA 5 FRACCION 1,2&3

SAN FRANCISCO MINERAL CONSESSION

25 - SAN FRANCISCO

EL CORONEL MINERAL CONSESSION

14 - LA MALINCHE
15 - LA FLOR DE ORO
16 - MONTANA DE ORO
17 - LA BONANZA
18 - VENADITO II
19 - BOLA DE ORO
20 - SAN CRISTOBAL
21 - MERLIN
22 - EL CARMEN
23 - LA VERDE
24 - LA MORENA

MONTERDE MINERAL CONSESSION

1 - LOS HILOS
2 - MONTE VERDE
3 - EL CARMEN
4 - EL CARMEN II
5a-d - A. DE GUAZAPARES
6 - AMPLIACION GUADALUPE

Modified from Hitchborn and Richards, 2003

Kimber Resources Inc.

MONTERDE PROJECT

LAND STATUS - CORE CONCESSIONS

Figure 2

September 2011

Figure 3

MONTERDE PROJECT CLAIM HOLDINGS
September 2011

Figure 4

ACCESS TO THE MONTERDE PROPERTY
September 2011

Monterde Surface Rights Agreements

By an Ocupación Temporal dated July 13, 2003, as amended from time to time, between Minera Monterde and the Ejido Monterde, the right to use and occupy land under the control of the Ejido Monterde for exploration and mining purposes was granted to Minera Monterde for a term of 30 years, subject to the payment of annual rent commencing 30 days following the commencement of commercial production. The rent is to be determined by the Commission for the Appraisal of National Property under the National Property Act of Mexico (“INDAABIN”). The areas to be used for exploration and mining presently cover a total of 11,007 hectares of land.

By an Ocupación Temporal dated May 7, 2006 between Minera Monterde and the Ejido Ocobiachi the right to use and occupy land under the control of the Ejido Ocobiachi for exploration and mining purposes was granted to Minera Monterde for a term of 30 years, subject to the payment of annual rent commencing 30 days following the commencement of commercial production. The rent is to be determined by INDAABIN. Prior to that Minera Monterde has the obligation to provide community services to the Ejido for the improvement of the community infrastructure and the betterment of the community as a whole in an amount of not less than US$40,000 per year. The areas to be used for exploration and mining presently cover a total of 2,184 hectares of land.

The foregoing Ocupaciones Temporales have been accepted and registered in the Registro Agrario Nacional, the government land registry.

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

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the Monterde Property is by approximately 230 km of paved highway via state Route 16 from the city of Chihuahua, the regional centre and nearest airport, to La Junta, south from La Junta to San Pedro, then from San Pedro to Creel. The paved Divisadero Highway connects Creel to San Rafael. A recently paved road leads to the Temoris Junction, a distance of 11 kilometres. Straight through the junction, a further 20 kilometres of logging road leads to a sign to make a left turn and a further 6 kilometres along this road leads to the site. Refer to Figure 4 for road access directions to the Monterde Property from San Rafael.

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

Numerous streams are present and water supply is not expected to be a problem. Provision may have to be made for some water storage. There is good local infrastructure centred in Creel, the local centre for supply. Abundant labour is available locally from Creel and the surrounding small towns and villages. The region has a history of mining and the people are familiar with it. A high tension power line has been extended to the Temoris junction and onward to the Palmarejo mine. A low tension power line has recently been extended to the village of Monterde passing within 50 meters of the Monterde Camp.

History and Previous Work

Historic reports, copies of which have been obtained by us, indicate production of gold and silver ores from the Monterde Property was underway during the period 1937 to 1944. The reports indicate that the production was from two underground mines located on adjacent shears and total ore production was 68,000 tonnes grading 19.29 g/t gold and 311.5 g/t silver at a cut-off grade of 15.0 g/t gold. The historic records indicate all of the ore produced was oxide and mining depths were greater than 250 metres vertical.

The early reports state that the ore was processed in a 25 ton per day mill and gold and silver were extracted through cyanidation. Based on the production records of tonnes mined and ounces of gold and silver sold, the gold recovery is estimated at 85% to 90% and silver recovery at 65% to 70%.

The records indicate that the mine shut down in June 1944. Minor production of 1,810 tons was credited from July 1944 to October 16, 1944. Historic data states that the mine shut down due to a variety of factors including the unavailability of equipment and supplies, but not because of a lack of ore.

Modern exploration on any part of the Monterde Property began in 1994 when it was optioned by Pandora Industries Inc. (“Pandora”) of Vancouver, British Columbia. Pandora then formed a joint venture with Mill City Gold Mining Corp. of Vancouver, British Columbia and commenced surface exploration. The program results were encouraging and prompted the project geologist, Harold Jones, P.Eng. to recommend a drill program targeted at the historic underground mine. However, the joint venture was dissolved prior to drilling.

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

In the fall of 1999 we began negotiations with the owners of the Monterde Concessions. Option agreements between Minera Monterde and the owners were signed in February 2000, each of which options has been fully exercised by Kimber as described above.

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

Alteration styles mapped include early stage propylitic, silicic, phyllic, argillic, quartz vein stock work, and iron oxides. Gold and silver mineralization is hosted in all of the stated alteration styles, the exception being, no gold-silver mineralization has been encountered in the propylitic alteration style. The mapped alteration assemblages and quartz vein morphology suggests that the Carmen deposit is located in the upper levels of the hydrothermal system.

Data collected to date demonstrates low values for arsenic and antimony.

The Carmen deposit is oxidized to at least three hundred metres vertical depth. Figure 5 presents the generalized geologic map of the Monterde District. Figure 6 is a geological cross section through the Carmen deposit and adjacent area and Figure 7 shows the stratigraphic column.

Figure 5

GENERALIZED GEOLOGIC MAP OF THE DISTRICT OF MONTERDE
September 2011

LEGEND
Upper Cretaceous to Lower Tertiary
Alteration
Structure
3056000
3055000
786000
787000
788000
Pandora
Carotare
El Orito Norte
El Orito
Dome Fault
Los Hilos
Carmen
Cocos
Cob
Dome 2
Dome3
Veta Minitas
LEVEL"F"
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

Figure 6

GEOLOGIC CROSS-SECTION THROUGH THE CARMEN DEPOSIT AND ADJACENT AREA

FTU
FTU
WLT
TBX
FTU
PQ2
TXTL
PQ2
PQ2
PQ2
LAnd
TXTL
PQ2
LAnd
LAnd
PQ2
PQ2
PQ2
PLD
PLD
PQ2
PQ2
LAnd
LAnd
PQ2
LAnd
LAnd
PQ2
Minera Monterde
Geology, Au and Ag Section
SECTION 30
0
25
50
graphic scale

Figure 7

CARMEN STRATIGRAPHIC COLUMN

CARMEN STRATIGRAPHIC COLUMN

OBS - Obsidian Dikes and Plugs
WLT
Welded Lithic Tuff
TBX
Breccia Tuff
FTU
Fragmental Lithic Tuff
PQ
Quartz Feldespar
Porphyry
FTU
TXTL
Cystal Lithic Tuff
TXTL
PPB
Plagioclase Biotite
Porphyry
AND
AND
Andesite
AND

Minera Monterde

Stratigraphic Column

Supervised by: Marius Mare
drawn by: pancho Moreno

Scale: no scale

September 2011

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

The areas of alteration define zones of potential economic gold-silver mineralization including, the Carmen Deposit, the Veta Minitas deposit , and the Carotare deposit.

Gold mineralization is associated with argillic alteration in both drill holes and surface sampling, and with goethite-hematite stained siliceous breccias. The goethite and hematite amounts range from sparse to pervasive. Limonite is present in the hematite-goethite iron oxide regime, but where limonite is the most abundant iron oxide, gold and silver values are low. High grade gold and silver mineralization was intersected in 2008 and in 2011 associated with semi-massive sulphides in the deepest portions of the Carmen structure. Precious metals are associated with coarse-grained sphalerite and galena and fine-grained pyrite. Gold is not associated with massive (i.e. not brecciated) silicification.

Visible gold has been seen in drill core in 2008 and in 2011 and has been observed in polished sections in 1 to 5 micron sized particles as noted in Northcote (2002), and as electrum McLeod (2003). Silver has been seen is 30-40 micron rounded masses within the volcanic matrix, and as silver sulphosalts in micron sized inclusions in coarser sulphides, (pyrite, chalcopyrite, sphalerite). There is no known placer gold associated with the Monterde District.

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

Exploration and Development – Monterde Property

During the time that we have held the Monterde Property and particularly in the last eight years considerable work has been carried out on the Monterde Property and in particular on the three principal areas of the Monterde Property detailed below, being Carmen, Veta Minitas and Carotare. We have conducted, among other geologic and engineering procedures, surface sampling, mapping, and exploratory drill programs. The surface sampling and mapping show geologic formations that would indicate the presence of gold and silver mineralization. Our exploratory drilling programs have provided good results for gold and silver mineralization in potentially large areas.

Monterde Property – Budgeted Exploration and Development Costs

Costs proposed to be spent on the Monterde Property between September 1, 2011 and September 30, 2012 are estimated to be approximately US$8,000,000 to $10,000,000 subject to the availability of funding. These costs would include salaries and benefits for geologists, engineers, camp workers and others, camp supplies, camp running costs, survey fees, consulting fees, laboratory tests and other exploration and development related costs including drilling initiated in January 2011. In addition, over the next six months Kimber will also be evaluating the potential for underground development work and underground drilling. In the event that the Company decides to undertake such underground activities budgeted expenses may be expanded by a significant amount. However any such underground related work will be dependent on the availability of funding.

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

A program of surface sampling with the aid of a backhoe was initiated in July, 2010 with the aim of adding indicated, near surface resources to the updated resource calculation completed in July, 2011. The trenching was completed using a rock saw with the same QA/QC procedures used during drilling including standards, blanks and duplicates.

Drilling

A total of 143,674 metres of reverse circulation drilling in 706 drill holes and 56,963 metres of core drilling in 215 drill holes has been completed from 1998 through to August 31, 2011 on the Monterde Property. See Table 2 below and Figures 8 and 9, drill plans for the significant mineral zones.

Table 2

Summary of Drilling on the Monterde Property
(To August 31, 2011)

	RC Drilling		Core Drilling
		Number		Number
Location	Metres	of Holes	Metres	of Holes
Carmen	111,308	532	45,816	162
Carmen geotechnical			1,818	15
Carotare	14,441	68	3,768	17
Veta Minitas	12,516	66	2,687	8

Arimo			1,615	9
Cerro la Mina			1,006	3
El Orito	2,533	16	253	1
Piezometer wells	1,206	14
La Verde	984	6
Veta Norte	398	2
Structure 04/09	288	2
Total	143,674	706	56,963	215

[1]	Drilling formerly described at De Nada is now included in the Carmen.
[2]	A total of 14 piezometer wells were drilled, however 2 piezometer wells were assayed and their total depth and count are included in the Carmen RC Drilling totals.

[3]	A total of 32 holes were drilled using a combination of Core and RC drilling during 2011.The numbers of holes is included in the Core column in the above table, and the number of metres is included in the respective Core and RC column.

The location of the drill holes on the Carmen Deposit is illustrated on Figure 8 and the location of the drill holes on the Carotare deposit is illustrated on Figure 9.

Drill collars were surveyed with differential Global Positioning System (DGPS). Up to 2003, down-hole deviation surveys were completed by a contractor or Company personnel on all holes deeper than 66m, which remained open after the drill pipe had been removed utilizing a magnetic survey tool. In some cases, holes collapsed before the deviation survey could be done. In 2004, a gyroscopic survey tool was acquired and holes were surveyed through the drill pipe. In the 2008 drilling program, the drill contractor used a REFLEX instrument to survey the holes. During the 2011 drilling program, reverse circulation holes were survey with a gyroscopic survey tool and the diamond drill holes were surveyed with a REFLEX instrument.

Prior to 2008 the drill samples were collected on 2 metre intervals and assayed by ALS in North Vancouver, British Columbia following sample preparation at their laboratory in Hermosillo, Mexico. During the 2008 drill program the core was sampled according to geology, mineralization and alteration in widths of anywhere between 35 cm and 1.5 m. The samples were assayed by ALS in their North Vancouver Laboratory following sample preparation in the Zacatecas or Chihuahua preparation laboratories.

A series of duplicates, blanks and reference samples served for quality control up to 2008. The collection of sample duplicates for core samples was suspended for the 2008 and 2011 core drilling programs. Duplicate samples were collected during the trenching program in 2010 and the RC drilling program in 2011.

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

Figure 8

LOCATION OF DRILL HOLES ON THE CARMEN DEPOSIT

Figure 9

DRILL HOLE ON CROSS-SECTION MAP, CAROTANE DEPOSIT

3,056,000N
783,000E
LEGEND
Drill Hole Projection
Adit
Shaft / Winze
Cross section trace
Kimber Resources Inc.
MONTERDE PROJECT
CAROTARE DEPOSIT
DRILL HOLE AND CROSS SECTION LOCATION MAP
Figure 3
September 2011

E. Mineral Resource Estimates

Non-Reserves

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

Monterde Property – Carmen

During the fiscal year ended June 30, 2011 the principal focus on the Carmen deposit has been to upgrade and expand mineral resources as well as explore for new mineralization in areas never before tested by drilling. In addition to the mineral resource upgrade and expansion program Kimber has also undertaken a number of development related activities which will assist in the future completion of more advanced engineering and environmental studies. These include a program of drilling and trench sampling undertaken to provide samples for metallurgical testing; an expanded environmental monitoring and testing program; geotechnical drilling and analysis; water related studies; processing related tests and studies; and other studies.

Tables 3A and 3B summarize the total mineral resources and high grade mineral resources for the Carmen deposit from the NI 43-101 Technical Report entitled “Updated Preliminary Assessment of the Monterde Project, Guazapares Municipality, Chihuahua State, Mexico” on SEDAR on July 25, 2011 and on EDGAR on July 28, 2011. In addition from the July 2011 technical report Table 4A details the high grade mineral resources outside a possible open pit and Table 4B shows the mineral resources within the open pit.

Table 3A

Base case Total Mineral Resource Estimate (Inclusive of High Grade) for the Carmen deposit
(At a 0.3 g/t Recoverable Gold Equivalent Cut-off Grade)

		In Situ Gold	In Situ Silver	Contained In	Contained In
Classification	Tonnes	Grade	Grade	Situ Gold	Situ Silver
	(000s)
		(g/t)	(g/t)	(oz)	(oz)
Indicated Resource	20,290	1.06	58.7	692,800	38,821,100
Inferred Resource	11,260	1.03	31.2	371,800	11,277,400

Note 1: Gold Equivalent or “AuEq” g/t is based on assumed metal prices of US$1050/oz gold and US$18/oz silver and estimated gold and silver recoveries for each block, using the following formula: AuEq g/t = (Gold Grade * Gold Recovery %) + ((Silver Grade * Silver Recovery %) * 18/1050)

Note 2: Columns with headings “Gold (g/t)”, “Silver (g/t)”, “Gold (oz)” and “Silver (oz)” all relate to contained metal and are before metallurgical recoveries are applied.

Table 3B

Base Case High Grade Mineral Resource Estimate for the Carmen deposit
(At a 2 g/t Recoverable Gold Equivalent Cut-off Grade)

		In Situ Gold	In Situ Silver	Contained In	Contained In
Classification	Tonnes	Grade	Grade	Situ Gold	Situ Silver
	(000s)
		(g/t)	(g/t)	(oz)	(oz)
Indicated Resource	4,550	3.65	151.6	534,200	22,178,600
Inferred Resource	2,410	3.80	85.0	294,300	6,585,600

Note 1: Gold Equivalent or “AuEq” g/t is based on assumed metal prices of US$1050/oz gold and US$18/oz silver and estimated gold and silver recoveries for each block, using the following formula: AuEq g/t = (Gold Grade * Gold Recovery %) + ((Silver Grade * Silver Recovery %) * 18/1050)

Note 2: Columns with headings “Gold (g/t)”, “Silver (g/t)”, “Gold (oz)” and “Silver (oz)” all relate to contained metal and are before metallurgical recoveries are applied.

Table 4A

High Grade Mineral Resource Estimate for Carmen Deposit
(Outside the April, 2011 Proposed Open Pit)
(At a 2 g/t Recoverable Gold Equivalent Cut-off Grade)

			Grade		Contained Metal
Classification	Tonnes	Gold	Silver	Recoverable	Gold	Silver
	(000s)	(g/t)	(g/t)	AuEq	(oz)	(oz)
				(g/t)
Indicated	2,800	4.16	113.4	5.27	374,900	10,204,900
Inferred	2,070	3.93	73.6	4.68	261,800	4,897,600

Note 1: Gold Equivalent or “AuEq” g/t is based on assumed metal prices of US$1050/oz gold and US$18/oz silver and estimated gold and silver recoveries for each block, using the following formula: AuEq g/t = (Gold Grade * Gold Recovery %) + ((Silver Grade * Silver Recovery %) * 18/1050)

Note 2: Columns with headings “Gold (g/t)”, “Silver (g/t)”, “Gold (oz)” and “Silver (oz)” all relate to contained metal and are before metallurgical recoveries are applied.

Table 4B

Mineral Resource Estimate for Carmen Deposit
(Within the April, 2011 Proposed Open Pit)
(At a 0.3 g/t Recoverable Gold Equivalent Cut-off Grade)

			Grade		Contained Metal
Classification	Tonnes	Gold	Silver	Recoverable	Gold	Silver
	(000s)	(g/t)	(g/t)	AuEq	(oz)	(oz)
				(g/t)
Measured	2,540	0.88	102.4	1.84	71,700	8,365,400
Indicated	4,000	0.91	77.8	1.68	116,600	9,999,700
Measured and Indicated	6,540	0.90	87.3	1.74	188,300	18,395,100
Inferred	1,680	0.72	55.6	1.24	38,900	3,002,600

Note 1: Gold Equivalent or “AuEq” g/t is based on assumed metal prices of US$1050/oz gold and US$18/oz silver and estimated gold and silver recoveries for each block, using the following formula: AuEq g/t = (Gold Grade * Gold Recovery %) + ((Silver Grade * Silver Recovery %) * 18/1050)

Note 2: Columns with headings “Gold (g/t)”, “Silver (g/t)”, “Gold (oz)” and “Silver (oz)” all relate to contained metal and are before metallurgical recoveries are applied.

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

Table 5

Base case Total Mineral Resource Estimate (Inclusive of High Grade) for the Veta Minitas Deposit
(At a 0.3 g/t Recoverable Gold Equivalent Cut-off Grade)

Classification	Tonnes (000s)	In Situ Gold Grade (g/t)	In Situ Silver Grade (g/t)	Contained In Situ Gold (oz)	Contained In Situ Silver (oz)
Indicated Resource	510	0.68	36.0	11,100	591,000
Inferred Resource	2,700	1.37	70.9	119,200	6,153,000

Note 1: Gold Equivalent or “AuEq” g/t is based on assumed metal prices of US$1050/oz gold and US$18/oz silver and estimated gold and silver recoveries for each block, using the following formula: AuEq g/t = (Gold Grade * Gold Recovery %) + ((Silver Grade * Silver Recovery %) * 18/1050)

Note 2: Columns with headings “Gold (g/t)”, “Silver (g/t)”, “Gold (oz)” and “Silver (oz)” all relate to contained metal and are before metallurgical recoveries are applied.

Table 6

Base Case Total Mineral Resource Estimate (Inclusive of High Grade) for the Veta Minitas Deposit
(At a 2 g/t Recoverable Gold Equivalent Cut-off Grade)

Classification	Tonnes (000s)	In Situ Gold Grade (g/t)	In Situ Silver Grade (g/t)	Contained In Situ Gold (oz)	Contained In Situ Silver (oz)
Indicated Resource	42	4.08	294.1	5,500	397,200
Inferred Resource	761	4.39	186.4	107,400	4,560,000

Note 1: Gold Equivalent or “AuEq” g/t is based on assumed metal prices of US$1050/oz gold and US$18/oz silver and estimated gold and silver recoveries for each block, using the following formula: AuEq g/t = (Gold Grade * Gold Recovery %) + ((Silver Grade * Silver Recovery %) * 18/1050)

Note 2: Columns with headings “Gold (g/t)”, “Silver (g/t)”, “Gold (oz)” and “Silver (oz)” all relate to contained metal and are before metallurgical recoveries are applied.

A NI 43-101 Technical Report entitled “Updated Preliminary Assessement of the Monterde Project, Guazapares Municipality, Chihuahua State, Mexico” was filed on SEDAR at www.sedar.com on July 25, 2011 and on EDGAR at www.sec.gov/edgar.shtml on July 28, 2011. The following Qualified Persons were responsible for the preparation of this report:

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

  Mr. James Leader, P.Eng., Senior Mining Engineer of Micon International, British Columbia, Canada

  Mr. Christopher Jacobs, CEng, MIMMM of Micon International, Ontario, Canada

  Mr. Michael Godard, P.Eng., Senior Metallurgist for Micon International, British Columbia, Canada

  Mr. Garth Kirkham, P.Geo., Principal Consultant of Kirkham Geosystems Ltd., British Columbia, Canada

  Mr. Jeremy Haile, P.Eng., President and Civil Engineer of Knight Piésold Ltd., British Columbia, Canada

  Mr. Gary Giroux P.Eng., Senior Consultant of Giroux Consultants, British Columbia, Canada

Monterde Property – Carotare

The Carotare zone of mineralization is located 2 km west of the Carmen Deposit. In November 2005 we delivered a Mineral Resource estimate on the Carotare deposit based on the 28 reverse circulation holes drilled. The Carotare resource database has since been expanded by the addition of 17 core drill holes and 40 reverse circulation holes. A review of the model of the geology and mineralization at Carotare has been completed and was used, along with all drill data, in the preparation of a revised Mineral Resource estimate. The NI 43-101 Technical Report entitled “Preliminary Assessment of the Monterde Project, Guazapares Municipality, Chihuahua State, Mexico” was filed on SEDAR at www.sedar.com on July 16, 2010 and on EDGAR at www.sec.gov/edgar.shtml on September 10, 2010). See ITEM 4. D. Property, Plants and Equipment – The Monterde Property – Preliminary Assessment. Subsequently an updated technical; report entitled “Updated Preliminary Assessment of the Monterde Project, Guazapares Municipality, Chihuahua State, Mexico” was filed on SEDAR on July 25, 2011 and on EDGAR on July 28, 2011. Again, as with the Carmen and the Veta Minitas deposits, resources amenable to underground mining were identified within the total resource. The following Tables 7A & 7B summarize the highlights of the report.

Table 7A

Base case Total Mineral Resource Estimate (Inclusive of High Grade) for the Carotare Deposit
(At a 0.3 g/t Recoverable Gold Equivalent Cut-off Grade)

Classification	Tonnes (000s)	In Situ Gold Grade (g/t)	In Situ Silver Grade (g/t)	Contained In Situ Gold (oz)	Contained In Situ Silver (oz)
Indicated Resource	2,520	0.75	16.2	60,500	1,310,100
Inferred Resource	2,620	0.63	17.1	45,400	1,234,000

Note 1: Gold Equivalent or “AuEq” g/t is based on assumed metal prices of US$1050/oz gold and US$18/oz silver and estimated gold and silver recoveries for each block, using the following formula: AuEq g/t = (Gold Grade * Gold Recovery %) + ((Silver Grade * Silver Recovery %) * 18/1050)

Note 2: Columns with headings “Gold (g/t)”, “Silver (g/t)”, “Gold (oz)” and “Silver (oz)” all relate to contained metal and are before metallurgical recoveries are applied.

Table 7B

Base Case Total Mineral Resource Estimate (Inclusive of High Grade) for the Carotare Deposit
(At a 2 g/t Recoverable Gold Equivalent Cut-off Grade)

Classification	Tonnes (000s)	In Situ Gold Grade (g/t)	In Situ Silver Grade (g/t)	Contained In Situ Gold (oz)	Contained In Situ Silver (oz)
Indicated Resource	220	3.07	58.6	21,700	414,700
Inferred Resource	210	2.91	45.7	19,600	308,300

Note 1: Gold Equivalent or “AuEq” g/t is based on assumed metal prices of US$1050/oz gold and US$18/oz silver and estimated gold and silver recoveries for each block, using the following formula: AuEq g/t = (Gold Grade * Gold Recovery %) + ((Silver Grade * Silver Recovery %) * 18/1050)

Note 2: Columns with headings “Gold (g/t)”, “Silver (g/t)”, “Gold (oz)” and “Silver (oz)” all relate to contained metal and are before metallurgical recoveries are applied.

The high grade mineral resource estimates for all three of the deposits are summarized in Table 8A.

Table 8A

Base Case High Grade Mineral Resource Estimate for the Carmen, Veta Minitas and Carotare Deposits
(At a 2 g/t Recoverable Gold Equivalent Cut-off Grade)

Classification	Tonnes (000s)	In situ Gold Grade (g/t)	In Situ Silver Grade (g/t)	Contained In Situ Gold (oz)	Contained In Situ Silver (oz)
Indicated Carmen	4,550	3.65	151.6	534,200	22,178,600
Indicated Veta Minitas	42	4.08	294.1	5,500	397,200
Indicated Carótare	220	3.07	58.6	21,700	414,700
Total Indicated	4,812	3.63	148.6	561,400	22,990,500
Inferred Carmen	2,410	3.80	85.0	294,300	6,585,600
Inferred Veta Minitas	761	4.39	186.4	107,400	4,560,600
Inferred Carótare	210	2.91	45.7	19,600	308,300
Total Inferred	3,381	3.88	105.4	421,300	11,454,500

1)

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

2)

The quantity and grade of reported inferred resources in this estimation are conceptual in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource. It is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

3)	While all resources are presented at a 2 g/t AuEq cut-off grade, the Carmen AuEq equation uses different metal prices than for Veta Minitas and Carótare.

The mineral resource estimates include a high grade mineral resource considered to be potentially amenable to underground mining, and which is surrounded by a lower grade mineral resource halo, some of which may be amenable to open pit mining.

The base case total resource estimate, inclusive of the high grade estimate set out in Table 8A above, is shown in Table 8B.

Table 8B

Base Case Total Mineral Resource Estimate (Inclusive of High Grade) for the Carmen, Veta Minitas and Carotare Deposits
(At a 0.3 g/t Recoverable Gold Equivalent Cut-off Grade)

Classification	Tonnes (000s)	In Situ Gold Grade (g/t)	In Situ Silver Grade (g/t)	Contained In Situ Gold (oz)	Contained In Situ Silver (oz)
M+I Carmen	20,290	1.06	58.7	692,800	38,281,100
Indicated Veta Minitas	510	0.68	36.0	11,100	591,000
Indicated Carótare	2,520	0.75	16.2	60,500	1,310,100
Total Indicated	23,320	1.02	53.6	764,400	40,182,200
Inferred Carmen	11,260	1.03	31.2	371,800	11,277,400
Inferred Veta Minitas	2,700	1.37	70.9	119,200	6,153,000
Inferred Carótare	2,620	0.63	17.1	45,400	1,234,000
Total Inferred	16,580	1.02	35.4	536,400	18,664,400

1)

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

2)

The quantity and grade of reported inferred resources in this estimation are conceptual in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource. It is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

3)	While all resources are presented at a 0.3 g/t AuEq cut-off grade, the Carmen AuEq equation uses different metal prices than for Veta Minitas and Carótare.

The mineral resource estimate presented in the preceding tables was prepared by Gary Giroux, P.Eng., MASc. Mr. Giroux is independent of Kimber as defined by Section 1.5 of NI 43-101.

F. Metallurgy

Monterde Property - Carmen

Historic

Back calculated from historic records the Carmen, Monterde mine recovery, from cyanide vat leaching, is estimated to have ranged from 85 to 90% gold and 65 to 70% silver.

We commenced significant recovery testing in 2002 with cyanide “assays” on retained RC pulps. A program of gravity, flotation and cyanide leach tests done in 2003 on RC rejects indicated that the metallurgy would not be a significant issue. Subsequent column tests done on trench and core samples in 2004 gave significantly different results as described below especially for silver.

Column Tests

In 2004, column tests on 3/8 and 3/4 inch material were done on samples from two trenches and four large diameter core holes. The gold recoveries were excellent but the silver recoveries were poor (averaging 12%). In 2005 a series of bulk samples were used for a further series of column tests. Preliminary roll bottle tests on the material indicated that cyanidation of coarse material (3/8 and 3/4 inch crush) would not provide economically acceptable silver recovery, so the column test work was cancelled.

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

  the physical location of the sample (depth below surface and location along strike); and

  the mineralized structure where the sample was located.

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

Monterde Property – Veta Minitas and Carotare

In 2009, we selected 17 representative samples from Veta Minitas for standard leach characterization tests. At a cut off of 3 g/t recoverable gold equivalent, average modelled gold recoveries for Veta Minitas were 96% for Indicated Mineral Resources and Inferred Mineral Resources while the average modelled silver recovery was 37% for Indicated Mineral Resources and for Inferred Mineral Resources.

Modelled gold recovery for Veta Minitas total Indicated Mineral Resources was estimated to be 92% and for Inferred Mineral Resources was estimated to be 94% at a 0.3 g/t recoverable gold equivalent cut-off grade. Modelled silver recovery averaged 35% for total Indicated Mineral Resources and 37% for total Inferred Mineral Resources at a 0.3 g/t recoverable gold equivalent cut-off grade.

We selected 19 samples from Carotare for characterization studies and detailed analysis of the results is pending. Preliminary results give an average gold recovery for samples with gold grade above 0.3 g/t of 87% and for silver an average recovery of 48% with a silver grade cut-off of 0.0 g/t.

The final gold silver recovery models developed from the results of these studies for Veta Minitas and Carotare have been reviewed and approved by Richard Gowans P.Eng, President of Micon.

G. Preliminary Economic Assessment

Cautionary Note to All Investors Concerning Economic Assessments that Include Inferred Resources.
Mineral Resources that are not Mineral Reserves have no demonstrated economic viability. The Preliminary Economic Assessment on the Monterde Property is preliminary in nature and includes “Inferred Mineral Resources” that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the preliminary assessment on the Monterde Property will ever be realized. There is also no certainty that these Inferred Mineral Resources will be converted to the measured and indicated categories through further drilling, or into Mineral Reserves, once economic considerations are applied.

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

A NI 43-101 Technical Report entitled “Preliminary Assessment of the Monterde Project, Guazapares Municipality, Chihuahua State, Mexico” was filed on SEDAR at www.sedar.com on September 8, 2010 and on EDGAR at www.sec.gov/edgar.shtml on September 10, 2010) (the “PEA”). That report was a preliminary assessment of the economic viability of the Monterde Property based on the Mineral Resource estimates referred to above. See ITEM 4. D. Property, Plants and Equipment – The Monterde Property – Mineral Resource Estimates. Subsequently, an updated technical report entitled “Updated Preliminary Assessment of the Monterde Project, Guazapares Municipality, Chihuahua State, Mexico” eas filed on SEDAR at www.sedar.com on July 25, 2011 and on EDGAR at www.sec.gov/edgar.shtml on

July 28, 2011 (the “Updated PEA”). The following independent Qualified Persons were responsible for the preparation of the PEA and the Updated PEA:

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

  Mr. Michael Godard, P.Eng., Senior Metallurgist for Micon International, British Columbia, Canada

  Mr. Garth Kirkham, P.Geo., Principal Consultant of Kirkham Geosystems Ltd., British Columbia, Canada

  Mr. Jeremy Haile, P.Eng., President and Civil Engineer of Knight Piésold Ltd, British Columbia, Canada

  Mr. Gary Giroux P.Eng., Senior Consultant of Giroux Consultants, British Columbia, Canada

The following are highlights of the Updated PEA, a copy of which is filed under our profile on EDGAR and SEDAR:

  Before tax (at prices of US$1,100 per ounce of gold and US$19 per ounce of silver):

    IRR of 47.9% with undiscounted net cash flows of US$585.1 million; and

    Project NPV (at an 8% discount rate) of US$295 million.

  After tax (at near spot prices of US$1,100 per ounce of gold and US$19 per ounce of silver):

    IRR of 40.6% with undiscounted net cash flows of US$430.2 million;

    Project NPV (at an 8% discount rate) of US$211.9 million; and

    Payback of pre-production capital and operating costs within 1.9 years based on undiscounted cash flow.

  Pre-production capital of US$100.1 million, with total life-of-mine capital cost of US$119.3 million, including a total contingency amount of US$28.3 million.

  Total mine life of 15.5 years, with combination of open pit and underground production for 9.3 years at an average mill throughput of approximately 2,800 tonnes per day, followed by underground only for 6.2 years, with average mill throughput of approximately 1,000 tonnes per day.

  Average annual production of 58,400 ounces of gold and 1.9 million ounces of silver for the first 9 years of production.

  Life-of-mine cash costs of US$151 per ounce of gold, with silver as a by-product credit, and total costs of production, including capital costs, of US$311 per ounce of gold, with silver as a by- product credit.

  Average annual production of 90,400 gold equivalent ounces for the first 9 years of production with total production of 744,000 gold ounces and 20.2 million ounces of silver over the total mine life of 15.5 years.

    Life-of-mine cash costs of US$450 per gold equivalent ounce and total costs of production for life-of-mine, including capital costs, of US$559 per gold equivalent ounce.

  Gold equivalent ounces referred to in this Annual Report on Form 20-F are based on prices of US$1,100/oz gold and US$19/oz silver for recovered ounces, giving a ratio of 57.9 to convert recoverable silver ounces to gold equivalent ounces. After refining charges, net revenue per payable ounce has a ratio of 58.7 to 1.

  Compliance with National Instrument 43-101

  Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Mineral Resource estimates do not account for mineability, selectivity, mining loss and dilution. The economic assessment in the PEA is preliminary in nature and includes Inferred Mineral Resources. See “Cautionary Note to All Investors Concerning Economic Assessments that Include Inferred Resources” above.

  Gold Equivalence of Silver

  The gold equivalence of silver is useful for comparing assay intercepts on a particular property. It is calculated by taking into account the projected gold and silver prices as well as other factors. In a full analysis it would include all costs related to the production of each metal, including refining charges, freight and security etc. At the present time we are of the opinion that an average estimate of 58.7:1 (silver: gold) is appropriate until further analysis is completed.

  H. Other Properties

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

  The Pericones Property consists of the following concessions:

Concession	Title	Area in	Expiry Date
Name	Number	Hectares	(mo/day/year)
La Guera	227817	6,321.38	08/09/2056
Ampliacion La Guera	230024	5,568.95	07/09/2057
	Total Area:	11,890.33

  Exploration

  We conducted early stage exploration work on Pericones during 2008 and 2009. This included a program of rock sampling, prospecting and alteration mapping initiated in March 2008 and ending in early 2009. These procedures showed indications of silver and gold mineralization.

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

  Setago Property

  Kimber does not consider the Setago Property to be a material property at this time.

  The 100% owned Setago Property, which consists of 3 concessions totalling 10,069 hectares, lies approximately 24 kilometres to the west of Monterde.

  The Setago Property consists of the following concessions:

Concession	Title	Area in	Expiry Date
Name	Number	Hectares	(mo/day/year)
Setago	220684	3,000.00	09/29/2053
Ampliacion Setago	231198	2,952.95	01/25/2058
Ampliacion Setago 2	231199	4,115.72	01/25/2058
	Total Area	10,068.67

  During the year ended June 30, 2010, the decision was made to discontinue exploration activities on the Setago property based on Kimber’s exploration priorities at Monterde. Capitalized expenditures at the Setago property in the amount of $124,363 were written off during the year ended June 30, 2010.

  Technical Disclosure

  We have prepared the technical information in this Annual Report (“Technical Information”) based on information contained in the technical reports and news releases (collectively the “Disclosure Documents”) available under our company profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml. Some of the information contained in this report has been updated for events occurring subsequent to the date of the technical report. Each Disclosure Document was prepared by or under the supervision of a Qualified Person. You are encouraged to review the full text of the Disclosure Documents which qualifies the Technical Information. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The Disclosure Documents are each intended to be read as a whole and sections should not be read or relied upon out of context. The Technical Information is subject to the assumptions and qualifications contained in the Disclosure Documents.

  The disclosure in this Annual Report of technical information has been prepared under the supervision of Petrus (Marius) Maré, Professional Geologist, Vice President Exploration of Kimber, a Qualified Person under NI 43-101.

  Significant intersections from all the drill programs can be found in our news releases on our website at www.kimberresources.com and are filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

  Other Significant Acquisitions and Dispositions

  Not Applicable

  ITEM 4A. UNRESOLVED STAFF COMMENTS

  None.

  ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

  The following discussion of our financial condition, changes in financial condition and results of operations for each of the years in the three-year period ended June 30, 2011 should be read in conjunction with our consolidated financial statements included in “ITEM 18. - FINANCIAL STATEMENTS”. Our financial statements are presented in Canadian dollars and have been prepared in accordance with Canadian GAAP. See ITEM 3. A. KEY INFORMATION - Selected Financial Data” for exchange rate information.

  This section contains forward-looking statements involving risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under part “ITEM 3. D. KEY INFORMATION - Risk Factors”. SEE THE CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS, THE FIRST PARAGRAPH IN “ITEM 3. D. KEY INFORMATION - Risk Factors”.

  U.S. GAAP requires that all exploration and general and administrative costs related to projects be charged to expense as incurred. As such, some of the costs accounted for as deferred mineral acquisition and exploration expenditures under Canadian GAAP would have been charged to earnings under U.S. GAAP. Property acquisition costs are capitalized under both Canadian and U.S. GAAP.

  We have not achieved revenue or cash flow from mining operations, and have experienced losses from operations for each year since incorporation. We are an exploration stage company and none of our properties have any known Mineral Reserves and the development of exploration properties, including our Monterde Property including the Carmen Deposit, is subject to significant uncertainty and risk. We anticipate that we will not record any significant revenue or cash flow from operations and that we will incur significant losses until the Monterde Property is fully developed and successfully put into production, if ever. We intend to continue to rely upon the issuance of securities to finance our operations and exploration activities to the extent such instruments are issuable under acceptable terms.

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

  Critical Accounting Policies and Estimates

  A comprehensive discussion of Kimber’s significant accounting policies is contained in Note 2 to the consolidated financial statements. There have been no changes in accounting policies during the last year.

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

  Costs include the cash consideration and the fair value of shares issued on the acquisition of mineral rights. Other acquisition costs include on-going tax and other payments for the maintenance of the concessions. Rights acquired under option or joint venture agreements, whereby payments are made at the sole discretion of Kimber, are recorded in the accounts when the payments are made. Proceeds from property option payments received by Kimber are netted against the deferred costs of the related mineral rights, with any excess being included in operations. No option payments were received during the years ended June 30, 2011, 2010 and 2009.

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

  Year Ended June 30, 2011 Compared to Year Ended June 30, 2010

  Kimber’s net loss for the fiscal year ended June 30, 2011 was $2,973,798 or $0.04 per common share compared with a net loss of $4,126,614 or $0.06 loss per share for the year ended June 30, 2010. The principal reasons for the decrease in net loss were write downs in the year ended June 30, 2010 of previously capitalized costs for the Pericones and Setago properties and general exploration costs.

  During the fiscal year ended June 30, 2011 Kimber incurred expenditures of $6,191,767 on its mineral properties which have been capitalized, $103,845 for property acquisition and tax payments and exploration and evaluation expenditures of $6,087,922. Activity during the year ended June 30, 2011 primarily involved the Monterde project. Exploration and evaluation activity during the year ended June 30, 2011 was focused on the Monterde project.

  This compares to expenditures during the fiscal year ended June 30, 2010 of $3,073,209 on its mineral properties; $192,187 for property acquisition payments and exploration expenditures of $2,881,022.

  Exploration expenditures on the Monterde project increased in the year ended June 30, 2011 compared to the year ended June 30, 2010 due to a drilling program starting in January 2011, and related assay, geological and other costs.

  A summary of unproven mineral right interests for the current and comparable period is included in the table below:

	Year Ended June	Year Ended June
	30, 2011	30, 2010

Unproven mineral right interests

Property acquisition and taxes	$103,845	$192,187
Exploration and evaluation	6,087,922	2,881,022
Total expenditures	$6,191,767	$3,073,209
Pericones write down	-	(1,245,170)
Setago write down	-	(124,363)
Net capitalized expenditures	$6,191,767	$1,703,676

Exploration and evaluation, by location
Monterde	$6,087,922	$2,233,905
Pericones	-	620,918
Setago	-	26,199
Total expenditures	$6,087,922	$2,881,022

Monterde expenditures included
Assays	$482,902	$15,530
Drilling	2,042,686	-
Engineering	809,735	534,456
Field Office	575,186	366,487
Geological, geophysical	998,730	655,748
Supplies	287,170	119,675
Other categories	891,513	542,009
Total Monterde expenditures	$6,087,922	$2,233,905

Total Pericones expenditures	$-	$620,918
Total Setago expenditures	$-	$26,199

  Monterde expenditures

  One additional concession covering 30 hectares, the San Francisco concession, was purchased at a cost of $78,192 (US$75,000) during the year ended June 30, 2010.

  Drilling costs were $2,042,686 for the year ended June 30, 2011 compared to $nil for the year ended June 30, 2010. In January 2011, Kimber announced a significant drill program at Monterde. The drill program was designed to expand and upgrade mineral resources at the Carmen and Veta Minitas deposits, to drill test new exploration targets and to gain drill samples for metallurgical and condemnation purposes. This program was initially planned at 30,000 metres but has subsequently been expanded to over 40,000 metres which includes over 38,000 metres of drilling targeted to expand mineral resources and the remainder planned for metallurgical and condemnation drilling.

  Assay costs associated with the drill program were $482,902 for the year ended June 30, 2011 compared to $15,530 for the year ended June 30, 2010. The increase in these costs is a result of the assays associated with the current year’s drill program.

  Engineering costs increased for the year ended June 30, 2011 as a result of the various technical reports, including the Updated PEA, prepared during 2011 and filed on SEDAR on July 25, 2011 and filed on EDGAR on July 28, 2011.

  Geological and geophysical costs increased during the year ended June 30, 2011 as a result of extra costs associated with the drilling program.

  The increase in the cost of exploration supplies also increased as a result of the drilling activity.

  Pericones expenditures

  Towards the end of the year ended June 30, 2010, Kimber made the decision to discontinue exploration activities on the Pericones property in the next twelve months based on Kimber’s exploration and development priorities at Monterde. Capitalized expenditures, in the amount of $1,245,170 were written off during the year ended June 30, 2010. Ongoing property maintenance costs of $39,296 were incurred and expensed to general exploration costs during the year ended June 30, 2011.

  Setago expenditures

  During the year ended June 30, 2010, Kimber made the decision to discontinue exploration activities on the Setago property based on Kimber’s exploration and development priorities at Monterde. Capitalized expenditures in the amount of $124,363 were written off during the year ended June 30, 2010. Ongoing property maintenance costs of $28,527 were incurred and expensed to general exploration costs during the year ended June 30, 2011.

  Administration costs

  Salary and benefit expenses include stock based compensation charges. Salary and benefit expenses were $1,474,460 during the year ended June 30, 2011 compared to $1,346,601 for the year ended June 30, 2010.

    Salary and benefits expenses net of stock based compensation charges were $779,539 for the year ended June 30, 2011 compared to $795,495 for the year ended June 30, 2010. Costs were comparable for both years due to consistent administrative staffing.

    Non-cash stock based compensation charges were $694,921 for the year ended June 30, 2011 compared to $551,106 for the year ended June 30, 2010. Current year charges were higher than the comparable year because of a higher fair value of the annual grant of options made in February 2011 due primarily to an increase in the option strike price.

  Legal, consulting and audit costs were $527,730 for the year ended June 30, 2011 compared to $462,367 in the previous year. The increase in costs was largely attributable to additional consulting work relating to corporate finance activities.

  Investor relations and shareholder communications expenses were $193,203 for the year ended June 30, 2011 compared to $109,387 for the year ended June 30, 2010. The increase for the current year was attributable to an increase in activity, including the production and airing of a company video clip, increased online advertising and increased news release preparation and dissemination.

  Office, insurance and miscellaneous expenses were $250,437 for the year ended June 30, 2011 compared to $264,217 for the year ended June 30, 2010. The main component of these costs related to business insurance. Insurance costs included in the above total were $125,121 for the year ended June 30, 2011 compared to $148,383 for the year ended June 30, 2010. The decrease was due primarily to a reduction in the annual premium for director’s and officer’s liability insurance.

  Transfer and filing fees were $139,468 for the year ended June 30, 2011 compared to $152,575 for the year ended June 30, 2010. Transfer and filing fees includes fees paid to Kimber’s transfer agent and annual listing fees paid to the TSX and AMEX stock exchanges. Fees for the current year are comparable to those incurred during the previous year.

  General exploration costs were $71,038 for the year ended June 30, 2011 compared to $147,169 for the year ended June 30, 2010.These costs include costs incurred on the Pericones ($39,296) and Setago properties ($28,527) during 2011which are no longer being capitalized in addition to costs associated with investigating new projects ($3,215). During the previous year, members of Kimber’s geology team were more actively engaged in searching for new projects in Mexico. These costs included travel and payroll costs and were expensed as incurred.

  Kimber recorded a loss from foreign exchange of $113,374 during the year ended June 30, 2011 compared to a loss of $3,766 in the year ended 2010. The loss originates from funds advanced to Mexico during the year that have depreciated in value due to fluctuations in the Mexican peso or United States dollar relative to the Canadian dollar.

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

  During the fiscal year ended June 30, 2010, Kimber incurred expenditures of $3,073,209 on its mineral properties, $192,187 for property acquisition and tax payments and exploration and evaluation expenditures of $2,881,022. Expenditures totalling $1,245,170 relating to the Pericones project and $124,363 relating to the Setago project were written off during the current year. The majority of activity during the year involved the Monterde and Pericones projects.

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

  A summary of unproven mineral right interests for the current and comparable period is included in the table below:

	Year Ended June	Year Ended June
	30, 2010	30, 2009

Unproven mineral right interests

Property acquisition and taxes	$192,187	$81,597
Exploration and evaluation	2,881,022	3,526,492
Total expenditures	3,073,209	3,608,089
Pericones write down	(1,245,170)	-
Setago write down	(124,363)	-
Net capitalized expenditures	$1,703,676	$3,608,089

Exploration and evaluation, by location

	Year Ended June	Year Ended June
	30, 2010	30, 2009

Monterde Property	$2,233,905	$3,124,868
Pericones	620,918	401,624
Setago	26,199	-
Total expenditures	$2,881,022	$3,526,492

Monterde Property expenditures included
Assays	$15,530	$263,632
Drilling	-	106,617
Engineering	534,456	332,323
Field Office	366,487	336,190
Geological, geophysical	655,748	1,151,303
Supplies	119,675	119,086
Other categories	542,009	815,717
Total Monterde Property expenditures	$2,233,905	$3,124,868

Pericones expenditures included
Assays	$44,162	$34,383
Drilling	233,184	-
Geological, geophysical	242,726	270,006
Travel, accommodation	50,483	68,082
Other categories	50,363	29,153
Total Pericones expenditures	$620,918	$401,624

  Monterde Property expenditures

  One additional concession covering 30 hectares, the San Francisco concession, was purchased at a cost of $78,192 (US$75,000) during the year ended June 30, 2010.

  Engineering costs increased for the year ended June 30, 2010 as a result of the various technical reports, including the PEA, prepared during the year ended June 30, 2010.

  Geological and geophysical costs decreased during the year ended June 30, 2010 as a result of expenditures allocated as general exploration ($147,169), lower payroll and equipment rental and maintenance costs, and decreased use of geological consultants on the Monterde project.

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

  At June 30, 2011, we had working capital of $7,692,715 as compared to $4,505,290 at June 30, 2010. We have no long-term indebtedness or long-term obligations. The change in working capital for the year ended June 30, 2011 is the result of an increase in cash to $8,401,429 (2010 – $4,560,493) an increase in amounts receivable to $1,078,794 from $355,471 less an increase in current liabilities to $1,915,016 as at June 30, 2011 compared to $541,627 as at June 30, 2010. Cash increased as a result of the financing completed in December 2010, the increase in amounts receivable is the result of greater amount of IVA receivable due to higher expenses in Mexico and the increase in accounts payable and accrued liabilities is a result of the increased costs associated with the ongoing drilling program at Monterde.

  Our capital resources consist primarily of cash and liquid short-term investments. As at August 31, 2011, we had cash and Canadian and U.S. Government Treasury bills totaling $13,562,000, approximately $1,100,000 in amounts receivable and an estimated $2,100,000 in accounts payable and accrued liabilities.

  At present, management believes that we have sufficient financial resources to fund operations for more than twelve months. Management will be reviewing cash expenditures on an ongoing basis, and may be seeking to obtain additional financing There can be no assurance that Kimber will succeed in obtaining additional financing, now or in the future. The current market conditions could make it difficult or impossible for Kimber to raise necessary funds to meet its capital requirements. Failure to raise additional financing on a timely basis could cause Kimber to suspend its operations and eventually to forfeit or sell its interest in its properties. In the past, Kimber has been successful at raising funds to continue work on its mining properties. However, there is no certainty that Kimber will be able to raise additional funding on reasonable terms if at all, in which case the property may be joint ventured, sold or abandoned.

  We generate cash flow from selling our Common Shares either through financings or the exercise of existing stock options or warrants. If existing stock options or warrants are not exercised because our share price falls below the exercise price, our cash flow will be adversely affected and we will need to raise additional financing.

  Share capital increased cash inflows during the fiscal year ended June 30, 2011, by an aggregate of $11,709,192, $12,719,000 through the issuance of 9,085,000 common shares issued by a public offering at a cost of $1.40 per share, $57,075 from 79,500 shares issued on exercise of stock options, $18,000 from 10,000 shares issued on the exercise of warrants, partially offset by share issuance costs of $1,084,883.
  We had no long-term debt as of June 30, 2011 or at the time of filing this Annual Report and no significant expenditure commitments unrelated to exploration activities. Our current working capital position provides sufficient liquidity for its short-term requirements.

  Kimber has no plans for debt financing at this time.

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

  During 2011 gold and silver prices have been subject to significant volatility which may continue in the short term due to general conditions in the financial markets. Current gold and silver prices are still significantly higher than three or five years ago and there is no current evidence to suggest that the long term uptrend will not continue, however in the short term there may be a combination of upward and downward price fluctuations.

  E. Off-Balance Sheet Arrangements

  We have no off-balance sheet arrangements.

  F. Tabular Disclosure of Contractual Obligations

  Table 9 below sets forth the enforceable and legally binding obligations as of June 30, 2011:

  Table 9

Contractual Obligations	Total	Less than 1 Year
Rental Obligations	$111,367	$111,367

  Kimber leases its premises in Vancouver under an operating lease which expires in the fiscal year ending June 30, 2012. Kimber is obligated to make $111,367 in basic rental payments under its operating lease for the year ended June 30, 2012. In addition, under the lease Kimber has the obligation to pay its proportionate share of operating costs and taxes for the building. During the year ended June 30, 2011, Kimber expensed $207,191 in relation to this operating lease (June 30, 2010; $194,445, June 30, 2009; $197,722).

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

  The members of the board of directors and senior officers of Kimber including a brief biography of each as at September 23, 2011 are as follows:

Name and Position in Kimber	Age	Other Principal Directorships
Leanne M. Baker	59
Director		US Gold Corporation
Agnico-Eagle Mines Ltd
Dr. Baker is an independent director of Kimber, a member and Chair of the Compensation Committee,		Reunion Gold Corporation

Name and Position in Kimber	Age	Other Principal Directorships
a member of the Technical Committee and a member of Environmental and Safety Committee.
R. Dennis Bergen	59	None
Director

Mr. Bergen is an independent director of Kimber, a member and Chairman of the Technical Committee, a member of the Audit Committee and the Environmental and Safety Committee.
Gordon Cummings	43	None
President , Chief Executive Officer and Director
Lyn B. Davies	59	None
Chief Financial Officer
Frederick T. Graybeal	73	Maximus Ventures Ltd.
Director

Mr. Graybeal is an independent director of Kimber, a member and Chair of the Corporate Governance Committee, member of the Compensation Committee, the Technical Committee and the Environmental and Safety Committee.
Tim Haldane [1]	55	None
Director

Mr. Haldane is an independent director of Kimber and was appointed a member of the Technical Committee on September 23, 2011.
Petrus H. Marius Maré	49	None
Vice-President, Exploration
Peter B. Nixon	65	Reunion Gold Corporation Stornoway Diamond Corporation Dundee Precious Metals Inc. Midas Gold Corp.
Director

Mr. Nixon is an independent director of Kimber, Chair of the Board, a member of the Compensation Committee, the Corporate Governance Committee, the Audit Committee and the Environmental and Safety Committee.

		Puplava Financial Services Inc.
James J. Puplava	61	Puplava Securities Inc.
Director

Mr. Puplava is an independent director of Kimber and a member of the Compensation Committee and the Environmental and Safety Committee.

Name and Position in Kimber	Age	Other Principal Directorships
Donald W. Young	65
Director
		Dundee Precious Metals Inc.
Mr. Young is an independent director of Kimber, a member and Chair of the Audit Committee, a member of the Corporate Governance Committee and a member of the Environmental and Safety Committee.		Midas Gold Corp.

  1Tim Haldane was appointed a director of Kimber on September 20, 2011.

  The Nominating Committee was merged with the Corporate Governance Committee on March 28, 2011

  Stephen P. Quin resigned as a director of Kimber on May 11, 2011. Tim Haldane was appointed as a director on September 19, 2011.

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

  The business experience of each director and senior officer, including activities performed outside Kimber, are as follows:

  Leanne M. Baker, Director

  Dr. Baker is managing director of Investor Resources LLC. Dr. Baker has been providing consulting services for the mining and financial services industries since January 2002. Prior to that, she was an equity research analyst and managing director with Salomon Smith Barney from 1990 to 2001.

  R. Dennis Bergen, Director

  Mr. Bergen is a Professional Mining Engineer with over 30 years of experience in the mining industry. From May 1997 until December 2003 he was Vice President Operations for Wheaton River Minerals Ltd. From January 2004 to June 2005 he was an independent mining consultant and from June 2005 until July 2006 Mr. Bergen was General Manger of the Cantung Mine for North American Tungsten Corp. Since August 2007 Mr. Bergen has been an independent mining consultant providing services to Roscoe Postle Associates Inc., an international engineering consultancy firm.

  Gordon Cummings, President, Chief Executive Officer and Director

  Mr. Cummings is a Chartered Accountant with over 22 years of finance and management experience. From early 2000 until March 2006 Mr. Cummings was an officer of the Horizons Funds Group, initially as Chief Financial Officer and then subsequently Chief Executive Officer and Director. Horizons Funds is a Canadian group distributing public alternative investment funds. Mr. Cummings was appointed Chief Financial Officer of Kimber in July 2006 and was subsequently appointed President and Chief Executive Officer effective November 1, 2007.

  Lyn Davies, Chief Financial Officer

  Mr. Davies is a Chartered Accountant with over 25 years of finance experience, including senior finance roles with Canadian public listed companies, and public accounting experience with KPMG LLP and Grant Thornton LLP. Mr. Davies has served as Chief Financial Officer of Kimber since November 2007. From March 2004 to April 2005 he was Financial Controller for Response Biomedical Corp. Between June 2005 and November 2007 Mr. Davies was a finance and accounting consultant.

  Frederick T. Graybeal, Director

  Dr. Graybeal is a geologist with more than 45 years of international experience in exploration and mining. Dr. Graybeal was chief geologist at ASARCO Incorporated at the time of his retirement in May 2003. He also previously held the position of President, Chief Executive Officer and director of Maximus Ventures Ltd. from 2004 to 2006. Dr. Graybeal continues as a director of Maximus Ventures Ltd. He currently consults on mineral exploration projects.

  Tim Haldane, Director

  Mr. Haldane is a Professional Mining Engineer with over 25 years of experience in the mining industry.

  Since 2006 Mr. Haldane has been a Senior Vice President of Agnico-Eagle Mines Limited. Prior to this he was Vice-President, Development for Glamis Gold.

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

  Peter B. Nixon, Chairman and Director

  Mr. Nixon retired from Dundee Securities Corp. in 2000 and during the past five years his principal occupation has been as a corporate director for a number of public mining companies. Mr. Nixon spent more than three decades in the investment industry, specializing in the natural resource sector. He helped found the investment firm Goepel Shields & Partners and was subsequently President of the firm’s U.S. subsidiary.

  James J. Puplava, Director

  Mr. Puplava is a certified financial planner. For the past 24 years Mr. Puplava has been the President of Puplava Financial Services Inc. an investment advisory and money management firm in San Diego California. Mr. Puplava is also President of Puplava Securities Inc. a Broker-Dealer and Member of NASD/SIPC.

  Donald W. Young, Director

  Mr. Young is a Chartered Accountant. During the past five years his principal occupation has been as a corporate director. Mr. Young was a senior audit partner with the accounting firm of KPMG LLP until his retirement in September 2005. Previously Mr. Young worked for Placer Development Ltd. (now Barrick Gold Corporation).

  B. Compensation

  The following Table 10 sets forth all compensation we have paid to our directors and members of our administrative, supervisory or management bodies during the fiscal year ended June 30, 2011.

  Table 10
  Summary Compensation Table

	Annual Compensation			Long Term Compensation
				Awards		Payouts
				Securities			All Other
Name and Principal			Other Annual	Under	Restricted	LTIP	Compen-
Position	Salary ($)	Bonus($)	Compen-	Options/SAR	Shares/Units	Payouts	sation
			sation	s Granted	Awarded	($)	($)
			($)	(#)	($)
Leanne M. Baker Director	Nil	Nil	$12,000	75,000	Nil	Nil	Nil
R. Dennis Bergen Director	Nil	Nil	$14,000	75,000	Nil	Nil	Nil
Gordon Cummings President, Chief Executive Officer & Director	$220,000	$67,569	$4,800	225,000	Nil	Nil	Nil
Lyn B. Davies Chief Financial Officer	$135,000	$5,906	$2,400	65,000	Nil	Nil	Nil
Frederick T. Graybeal Director	Nil	Nil	$10,000	75,000	Nil	Nil	Nil
Tim Haldane Director	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Petrus H. Marius Maré Vice President, Exploration	$175,000	$12,469	Nil	80,000	Nil	Nil	Nil
Peter B. Nixon Director	Nil	Nil	$14,000	75,000	Nil	Nil	Nil
James J. Puplava, Director	Nil	Nil	$10,000	75,000	Nil	Nil	Nil
Stephen P. Quin (1) Director	Nil	Nil	$14,000	75,000	Nil	Nil	Nil
Abraham Urias, Secretary of Kimber Resources de Mexico	$Nil	Nil	Nil	Nil	Nil	Nil	Nil
Donald W. Young Director	Nil	Nil	$20,000	75,000	Nil	Nil	Nil

  (1) Stephen Quin resigned as a Director of Kimber on May 11, 2011

  We do not have a pension plan, retirement fund or similar benefits plan or other arrangement for non-cash compensation to the directors or senior officers of Kimber, with the exception of incentive stock options.

  We have a Change of Control Agreement with Gordon Cummings, our President and Chief Executive Officer, dated April 26, 2007, and amended by agreement dated September 25, 2007. That agreement provides for payment to him of 24 months salary, plus the costs to Kimber of the benefits provided by Kimber to him, in the event of his resignation after a material adverse change in his position occurring within 12 months following a change in control of Kimber or dismissal by Kimber of Mr. Cummings without cause within 12 months following a change in control of Kimber. In addition, pursuant to an employment agreement with Mr. Cummings, in the event of the termination of Mr. Cummings’ employment without cause he is entitled to receive a lump sum payment of 12 months salary on termination.

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

  Also, we have an employment contract with Lyn B. Davies, Chief Financial Officer, which provides, among other things, that Kimber will pay to Mr. Davies:

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

  Stock Option Plans

  See the description of Kimber’s stock option plans under the section heading ITEM 6.E. – SHARE OWNERSHIP – INCENTIVE STOCK OPTIONS below

  C. Board Practices

  Our Board of Directors normally consists of eight (8) directors, all of whom were elected at a general meeting of shareholders on December 10, 2010 for a one year term. We currently have seven directors since Stephen P Quin’s resignation on May 11, 2011.

  Pursuant to Section 224 of the BCBCA, we are required to have an Audit Committee. We have a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the United States Securities Exchange Act of 1934, as amended. As at September 23, 2011, the members of the Audit Committee are Donald Young, Dennis Bergen and Peter Nixon, each of whom, in the opinion of the Board of Directors, is independent (as determined under Rule 10A-3 of the Exchange Act and section 803 of the AMEX Company Guide) and is financially literate. The BCBCA requires the directors of a public company to elect from among their number an audit committee composed of not fewer than three directors, of whom a majority must not be officers or employees of Kimber or an affiliate of Kimber. The election must occur at the first meeting of the directors following each annual general meeting, and those elected will hold office until the next annual general meeting. Section 225 provides that before the annual financial statements are published, the financial statements and the auditors’ report must be submitted to the audit committee for review with the auditor, and, after that, the report of the audit committee on the financial statement must be submitted to the directors. Section 224(5) provides that the auditor must be given notice of, and has the right to appear before and to be heard at, every meeting of the audit committee, and must appear before the audit committee when requested to do so by the committee. Finally, section 224(6) provides that on the request of the auditor, the chair of the audit committee must convene a meeting of the audit committee to consider any matters the auditor believes should be brought to the attention of the directors or shareholders.

  The directors have also established a Compensation Committee and as at September 23, 2011 the members of the Compensation Committee are Leanne Baker, Frederick Graybeal and James Puplava, each of whom, in the opinion of the Board of Directors, is independent (as determined under section 803 of the AMEX Company Guide). The mandate established for the Compensation Committee is for the purposes of:

1.

  considering alternative types of compensation for the directors and officers of Kimber and making recommendations to the Board for the establishment of appropriate compensation plans, strategies and policies;

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

  D. Employees

  We have a total of seven employees in Canada and 40 employees in Mexico as of September 23, 2011.

  At our head office in Vancouver, BC, there are four full-time employees and two part-time employee as at September 23, 2011. These numbers include two members of senior management and two full time employees who provide technical expertise in our engineering, geology and environmental and community relations areas. One additional senior officer lives in Oakville, Ontario and travels between Ontario, the Mexican properties and our head office in Vancouver, BC. All our employees are non-union and we are not subject to any collective bargaining agreements.

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

  Table 11

  Shares, Options and Warrants Exercisable Within 60 days, Held By Directors and Officers

Name and Title	No. of Shares	No. Of Exercisable Options	No. Of Exercisable Warrants	Percent of Shares Outstanding
Leanne M. Baker Director	112,500	300,000	0	0.51%
R. Dennis Bergen Director	20,000	280,000	5,000	0.38%
Gordon Cummings President, Chief Executive Officer and Director	66,000	1,254,615	7,500	1.64%
Lyn B. Davies Chief Financial Officer	0	293,593	0	0.36%
Frederick T. Graybeal Director	5,000	250,000	0	0.31%
Petrus H. Maré Vice President, Exploration	0	508,833	0	0.63%
Peter B. Nixon Director	40,000	300,000	5,000	0.42%
James J. Puplava Director	5,890,631	280,000	315,000	7.99%
Abraham Urias, Secretary of Kimber Resources de Mexico	0	30,000	0	0.04%
Donald W. Young Director	36,000	200,000	0	0.29%

  Incentive Stock Options

  The following Table 12 discloses the stock options beneficially held by the aforementioned persons, as at September 23, 2011. The stock options are for Common Shares of Kimber:

  Table 12

  Stock Options Held By Directors and Officers
  As at September 23, 2011

Name of Person	Number of Shares Subject to Issuance	Exercise Price per Share	Expiry Date
Leanne M. Baker	50,000	$2.59	November 9, 2011
	50,000	$0.79	February 12, 2013
	75,000	$0.65	January 29, 2014
	75,000	$1.15	February 12, 2015
	75,000	$1.38	February 8, 2016
R. Dennis Bergen	30,000	$1.95	April 12, 2012
	50,000	$0.79	February 12, 2013
	75,000	$0.65	January 29, 2014
	75,000	$1.15	February 12, 2015
	75,000	$1.38	February 8, 2016
Gordon Cummings	125,000	$1.95	April 12, 2012
	400,000	$0.86	September 28, 2012
	100,000	$0.79	February 12, 2013
	185,715	$0.65	January 29, 2014
	193,900	$1.15	February 12, 2015
	200,000	$1.38	February 8, 2016
	25,000	$1.60	June 9, 2016
Lyn B. Davies	125,000	$0.78	November 29, 2012
	80,000	$0.65	January 29, 2014
	65,260	$1.15	February 12, 2015
	65,000	$1.38	February 8, 2016
Frederick T. Graybeal	50,000	$0.79	February 12, 2013
	75,000	$0.65	January 29, 2014
	75,000	$1.15	February 12, 2015
	75,000	$1.38	February 8, 2016
Petrus H. Maré	275,000	$0.78	November 29, 2012
	100,500	$0.65	January 29, 2014
	80,950	$1.15	February 12, 2015
	80,000	$1.38	February 8, 2016

Name of Person	Number of Shares Subject to Issuance	Exercise Price per Share	Expiry Date
Peter B. Nixon	50,000	$1.95	April 12, 2012
	50,000	$0.79	February 12, 2013
	75,000	$0.65	January 29, 2014
	75,000	$1.15	February 12, 2015
	75,000	$1.38	February 8, 2016
James J. Puplava	30,000	$1.95	April 12, 2012
	50,000	$0.79	February 12, 2013
	75,000	$0.65	January 29, 2014
	75,000	$1.15	February 12, 2015
	75,000	$1.38	February 8, 2016
Abraham Urias	30,000	$1.95	April 12, 2012
Donald W. Young	75,000	$0.65	January 29, 2014
	75,000	$1.15	February 12, 2015
	75,000	$1.38	February 8, 2016

  We have two stock option plans, the Kimber Resources Inc. 2002 Stock Option Plan (the “2002 Plan”) and the Kimber Resources Inc. 2007 Stock Option Plan (the “2007 Plan”), the latter of which was adopted on December 12, 2007. Since the adoption of the 2007 Plan no further options have been or will be granted under the 2002 Plan, however all options outstanding will remain in effect until they expire, are exercised, or are cancelled. The 2007 Plan provides for the issuance of stock options to acquire up to a total of 10% of the Common Shares outstanding from time to time. As at September 23, 2011 options to acquire 2,235,483 Common Shares may be issued for a period not exceeding five years. The directors may, from time to time, appoint an administrator (the “Administrator”) for the purposes of administering the Option Plan.

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

  At the end of the financial year ended June 30, 2011 there were 2,235,483 Common Shares available for the granting of options under the 2007 Plan. During the year ended June 30, 2011 there were no changes in the exercise price of outstanding options.

  ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

  A. Major Shareholders

  As of September 23, 2011, to the best of our knowledge the following Table 13 sets forth the number of Common Shares and the number of options and Warrants exercisable within 60 days of the date of this Annual Report beneficially held by each major shareholder, defined as beneficial owners of 5% or more of our issued and outstanding Common Shares. The table also sets forth the percentage of the Shares outstanding, assuming exercise of all of the outstanding options and Warrants exercisable within 60 days of the date of this Annual Report held by such major shareholder:

  Table 13

  Major Shareholders

		Percent of Shares
		Outstanding (assuming
	No. of Shares and	exercise of such Major
Identity of Person or Group (Major	Exercisable Options	Shareholder’s Options and
Shareholder)	and Warrants	Warrants)
Craton Capital Precious Metal Fund	7,300,000	8.80%
James J. Puplava	6,485,630	7.82%
Fidelity Select Portfolios: Gold Portfolio	5,848,100	7.05%
Sprott Asset Management Inc.	5,630,198	6.79%

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

  As of August 31, 2011, 61.6% of our outstanding Common Shares are registered in the name of 10 people and/or entities having addresses in Canada, and 37.6% of our Common Shares are registered in the name of 78 people and/or entities having addresses in the United States of America.

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

  B. Related Party Transactions

  None of our directors, officers or principal shareholders, nor any family members of our directors, officers or principal shareholders, have any material interest, direct or indirect in any transactions in which we participated during the period commencing July 1, 2010 and ending on the date hereof which transactions were material to us, or any of our subsidiaries, except as stated elsewhere in this Annual Report or as indicated below. See ITEM 6. B. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES - Compensation. None of our directors, officers or principal shareholders, or family members of our directors, officers or principal shareholders, was involved in any transaction with us, or any of our subsidiaries, that was unusual in its nature or conditions involving goods, services, or tangible or intangible assets except as herein disclosed.

  Our directors and officers were paid an aggregate of $717,644 during the year ended June 30, 2011 for wages, directors’ fees, consulting, legal, accounting and administrative services. These transactions have occurred in the normal course of operations and were measured at the exchange amount, which is that amount of consideration established and agreed to by the related parties.

  C. Interests of Experts and Counsel

  Not Applicable.

  ITEM 8. FINANCIAL INFORMATION

  A. Consolidated Statements and Other Financial Information

  Financial Statements

  Attached hereto in Item 18 – FINANCIAL STATEMENTS, are our audited consolidated financial statements for the years ended June 30, 2011, June 30, 2010, and June 30, 2009 which were prepared by management

  Legal Proceedings

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

  B. Significant Changes

  On July 26, 2011 Kimber announced the closing of a bought deal private placement. Pursuant to this financing, Kimber issued 5,060,000 common shares at a price of $1.60 per share for gross proceeds of $8,096,000. The underwriters were paid a cash commission of 6.5% of the gross proceeds. The Company intends to use the net proceeds of the offering for exploration and development of the Monterde Property, including a pre-feasibility study and continued drilling, and for general corporate and working capital purposes.

  ITEM 9. THE OFFER AND LISTING

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

  The following Table 14 outlines the annual high and low market prices for the five most recent fiscal periods:

  Table 14

  High/Low Market Prices for the Five Most Recent Fiscal Periods

TSX
		High	Low
	2011	$1.90	$0.65
	2010	$1.82	$0.54
	2009	$1.60	$0.53
	2008	$1.98	$0.62
	2007	$2.79	$1.34
AMEX
		High	Low
	2011	US$1.99	US$0.62
	2010	US$1.80	US$0.45
	2009	US$1.65	US$0.40
	2008	US$1.96	US$0.64
	2007	US$2.59	US$1.25

  The following Table 15 outlines the high and low market prices for each fiscal financial quarter for the two most recent fiscal periods and any subsequent period:

  Table 15

  High/Low Market Prices for Each Fiscal Financial Quarter for The Two Most Recent Fiscal Periods

TSX
		High	Low
	2011
	Q4	$1.90	$1.10
	Q3	$1.75	$1.12
	Q2	$1.61	$0.94
	Q1	$0.95	$0.65
	2010
	Q4	$1.29	$0.80
	Q3	$1.45	$0.91
	Q2	$1.82	$0.67
	Q1	$0.79	$0.54
AMEX
		High	Low
	2011
	Q4	US$1.99	US$1.15
	Q3	US$1.79	US$1.12
	Q2	US$1.62	US$0.91
	Q1	US$0.93	US$0.62
	2010
	Q4	US$1.27	US$0.76
	Q3	US$1.42	US$0.88
	Q2	US$1.80	US$0.59
	Q1	US$0.78	US$0.45

  The following Table 16 outlines the high and low market prices for each of the most recent six months (to August 31, 2011):

  Table 16

  High/Low Market Prices For Each Of The Most Recent Six Months

TSX
	High	Low
August, 2011	$1.90	$1.50
July, 2011	$2.01	$1.61
June, 2011	$1.75	$1.35
May, 2011	$1.65	$1.10
April, 2011	$1.90	$1.48
March, 2011	$1.75	$1.35

AMEX
	High	Low
August, 2011	US$1.99	US$1.50
July, 2011	US$2.09	US$1.70
June, 2011	US$1.83	US$1.39
May, 2011	US$1.74	US$1.15
April, 2011	US$1.99	US$1.54
March, 2011	US$1.79	US$1.36

  The closing price of the Common Shares on the TSX was $1.47 per Common Share and on the AMEX was US$1.38 per Common Share on September 23, 2011.

  B. Plan of Distribution

  Not Applicable.

  C. Markets

  Our Common Shares trade on the TSX under symbol “KBR” and on the AMEX under symbol “KBX”. Our Shares have traded on the TSX since June 18, 2004 and on the AMEX since December 22, 2005.

  D. Selling Shareholders

  Not Applicable.

  E. Dilution

  Not Applicable.

  F. Expense of the issue

  Not Applicable.

  ITEM 10. ADDITIONAL INFORMATION

  A. Share Capital

  Not Applicable

  B. Notice of Articles and Articles.

  See ITEM 19. EXHIBITS for a copy of the Kimber’s Articles.

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

  Ownership Threshold

  There are no provisions of our Articles or other constating documents governing the ownership threshold above which shareholder ownership must be disclosed. Under applicable Canadian securities laws, beneficial holders of 10% or more of the Company’s Common Shares are required to file insider reports with the Canadian securities regulators.

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

  Dividends on Common Shares

  Under the Canadian Tax Act, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25 percent of the gross amount of dividends paid or deemed to have been paid to such non-resident by a corporation resident in Canada. The Convention limits the rate to 15 percent for a Non-Resident if the dividends are beneficially owned by and paid to such Non-Resident and limits the rate to 5 percent if the Non-Resident is also a corporation that beneficially owns at least 10 percent of the voting stock of the payor corporation.

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

  F. Certain United States Federal Income Tax Considerations

  The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Common Shares.

  This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of Common Shares.

  No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

  Scope of this Summary

  Authorities

  This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

  U.S. Holders

  For purposes of this summary, the term "U.S. Holder" means a beneficial owner of Common Shares that is for U.S. federal income tax purposes:

    an individual who is a citizen or resident of the U.S.;

    a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

    an estate whose income is subject to U.S. federal income taxation regardless of its source; or

    a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

  Non-U.S. Holders

  For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Common Shares that is not a U.S. Holder. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of Common Shares. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of Common Shares.

  U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

  This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) U.S. Holders that own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Common Shares in connection with carrying on a business in Canada; (d) persons whose Common Shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of Common Shares.

  If an entity or arrangement that is classified as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners (or owners). This summary does not address the tax consequences to any such partner. Partners of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Common Shares.

  Passive Foreign Investment Company Rules

  If the Company were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”, as defined below) for any year during a U.S. Holder’s holding period, then certain different and potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Common Shares. In addition, in any year in which the Company is classified as a PFIC, such holder would be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. This new filing requirement is in addition to pre-existing reporting obligations that may apply to a U.S. Holder if the Company were classified as a PFIC. Pursuant to recent IRS guidance, this new filing requirement has been temporarily suspended in certain (but not all) cases pending release of revised IRS Form 8621. Additional guidance is also expected regarding the specific information that will be required to be reported on revised IRS Form 8621. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file a revised IRS Form 8621 (after such form is released) for prior taxable years in which the obligation to file such form was suspended.

  PFIC Status of the Company

  The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “asset test”). “Gross income” generally includes all sales revenues less the cost of goods sold, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

  Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in a trade or business.

  For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b)

  received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by the Company from certain “related persons” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

  In addition, under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of the stock of any subsidiary of the Company that is also a PFIC (a ‘‘Subsidiary PFIC’’), and will be subject to U.S. federal income tax on their proportionate share of (a) a distribution on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC.

  The Company believes that it was classified as a PFIC during the tax year ended June 30, 2011, and based on current business plans and financial expectations, the Company may qualify as a PFIC in subsequent tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or a Subsidiary PFIC) concerning its PFIC status. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and any Subsidiary PFIC.

  Default PFIC Rules Under Section 1291 of the Code

  If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company and each Subsidiary PFIC, if any, as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.” A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Common Shares and (b) any excess distribution received on the Common Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the Common Shares, if shorter).

  Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any “excess distribution” received on Common Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective Common Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

  If the Company is a PFIC for any tax year during which a Non-Electing U.S. Holder holds Common Shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent tax years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if such Common Shares were sold on the last day of the last tax year for which the Company was a PFIC.

  QEF Election

  A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which its holding period of its Common Shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Common Shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

  A U.S. Holder that makes a timely and effective QEF Election with respect to the Company generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

  The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Common Shares in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder’s holding period for the Common Shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder also makes a “purging” election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Common Shares were sold for their fair market value on the day the QEF Election is effective.

  A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Company qualifies as a PFIC.

  U.S. Holders should be aware that there can be no assurances that the Company will satisfy the record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in the event that the Company is a PFIC. Thus, U.S. Holders may not be able to make a QEF Election with respect to their Common

  Shares. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election.

  Mark-to-Market Election

  A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are marketable stock. The Common Shares generally will be “marketable stock” if the Common Shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

  A U.S. Holder that makes a Mark-to-Market Election with respect to its Common Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such Common Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the Common Shares or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Common Shares.

  A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares, as of the close of such tax year over (b) such U.S. Holder’s tax basis in such Common Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the Common Shares, over (b) the fair market value of such Common Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

  A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Common Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

  A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Common Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

  Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Common Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC.

  Other PFIC Rules

  Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Common Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Common Shares are transferred.

  Certain additional adverse rules will apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses Common Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Common Shares.

  Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with their own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

  The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

  Ownership and Disposition of Common Shares

  The following discussion is subject to the rules described above under the heading “Passive Foreign Investment Company Rules.”

  Distributions on Common Shares

  Subject to the PFIC rules discussed above, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares. (See “ Sale or Other Taxable Disposition of Common Shares” below). However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the Common Shares will constitute ordinary dividend income. Dividends received on Common Shares generally will not be eligible for the “dividends received deduction”. In addition, the Company does not anticipate that its distributions will constitute qualified dividend income eligible for the preferential tax rates applicable to long-term capital gains. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

  Sale or Other Taxable Disposition of Common Shares

  Subject to the PFIC rules discussed above, upon the sale or other taxable disposition of Common Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder's tax basis in such Common Shares sold or otherwise disposed of. Subject to the PFIC rules discussed above, gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the Common Shares have been held for more than one year.

  Preferential tax rates apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

  Additional Considerations

  Additional Tax on Passive Income

  For tax years beginning after December 31, 2012, certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from disposition of property (other than property held in a trade or business). U.S. Holders are urged to consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of Common Shares.

  Receipt of Foreign Currency

  The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Common Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency. Foreign Tax Credit Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

  Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the Common Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

  Backup Withholding and Information Reporting

  Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, recently enacted legislation generally imposes new U.S. return disclosure obligations (and related penalties) on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of $50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at a domestic financial institution. However, pursuant to recent IRS guidance, these new reporting requirements have been temporarily suspended pending release of IRS Form 8938. Additional guidance is also expected regarding the specific information that will be required to be reported on IRS Form 8938. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns under these rules, including the requirement to file an IRS Form 8938 (after such form is released) for prior tax years in which the obligation to file such form was suspended.

  Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares will generally be subject to information reporting and backup withholding tax, at the rate of 28% (and increasing to 31% for payments made after December 31, 2012), if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

  F. Dividends and Paying Agents

  Not Applicable.

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

  During the financial year and up to the date of this report we have not used financial instruments to reduce our exposure to market risks. Additional disclosure on financial instruments held by us at June 30, 2011 is contained in note 12 ‘Financial instruments’ to the consolidated financial statements.

  ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

  A. to C.

  Not Applicable.

  D. American Depositary Receipts

  We do not have securities registered as American Depositary Receipts.

  PART II

  ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

  Not Applicable.

  ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

  A. to D.

  None.

  E. Use of Proceeds

  Not Applicable.

  ITEM 15. CONTROLS AND PROCEDURES

  A. Disclosure Controls and Procedures

  Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934) as of June 30, 2011.

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

  Based upon this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective as of June 30, 2011.

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

  Our management, including our Chief Executive Officer and our Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of June 30, 2011. In making its assessment of internal control over financial reporting, our management used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management concluded that our internal control over financial reporting was effective.

  We engaged Deloitte & Touche LLP, independent registered chartered accountants, to audit the effectiveness of our internal control over financial reporting as of June 30, 2011. The results of that audit are included in the attestation report included in the financial statements section of this Annual Report.

  C. Changes in Internal Control Over Financial Reporting

  There has been no change in our internal control over financial reporting during the financial year ended June 30, 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

  ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

  On September 18, 2008 the Board of Directors, proposed Deloitte & Touche LLP, (“Deloitte”) as our independent registered chartered accountants, a proposal which was subsequently ratified by our shareholders. Deloitte & Touche LLP, independent registered chartered accountants were subsequently reappointed as our auditors for the financial year ending June 30, 2011

  Fees Paid to Auditor

	Fees for 2011	Fees for 2010
	($)	($)

Audit Fees	$150,700	$148,050
Audit Related Fees	10,000	-
Tax Fees	40,200	19,000
All Other Fees	-	-
Totals	$200,900	$167,050

  "Audit Fees" represent fees for the audit of the Corporation's consolidated annual financial statements, review of the Corporation's interim financial statements, review in connection with regulatory financial filings and attendance at Audit Committee meetings and discussions with management. “Audit-Related Fees” are comprised of fees for assurance and related services that are reasonably related to the audit or the review of the financial statements. In 2010 there were no "Audit Related Fees" that are not included in “Audit Fees”. In 2011 “Audit Related Fees” of $10,000 were incurred for IFRS advisory services. "Tax Fees" represent fees for preparation of Canadian corporate income tax returns, Information Returns in Respect of Controlled Foreign Affiliates and forms in respect of Transactions with Non-Resident Persons.

  Pre-approval of Fees and Independence of Auditor

  The Securities and Exchange Commission requires that before our independent auditors are engaged by us or our subsidiaries to render any auditing or permitted non-audit related service, the engagement be approved by the audit committee; or entered into pursuant to pre-approval policies and procedures established by the audit committee, provided the policies and procedures are detailed as to the particular service, the audit committee is informed of each service, and such policies and procedures do not include delegation of the audit committee’s responsibilities to management. Under the audit committee’s policies, it pre-approves all services provided by our independent auditors. In the years ended June 30,

  2011 and June 30, 2010, the audit committee pre-approved all services provided by our independent auditors.

  The audit committee considers the nature and amount of the fees billed by Deloitte and believes that the provision of the services for activities unrelated to the audit is compatible with maintaining Deloitte’s independence.

  ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

  None.

  ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

  None

  ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

  Not Applicable.

  ITEM 16G. CORPORATE GOVERNANCE

  Our common shares are listed on the AMEX. Section 110 of the AMEX Company Guide permits the AMEX to consider the laws, customs and practices of foreign issuers in relaxing certain AMEX listing criteria, and to grant exemptions from AMEX listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which our governance practices differ from those followed by domestic companies pursuant to AMEX standards is as follows:

  Shareholder Meeting Quorum Requirement: The AMEX minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on AMEX is required to state its quorum requirement in its bylaws. Our quorum requirement is set forth in its Articles. A quorum for a meeting of our shareholders is two persons present being, or representing by proxy, shareholders holding at least 5% of the issued shares of the Company entitled to vote at the meeting

  Proxy Delivery Requirement: AMEX requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. We are a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and our equity securities are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. We solicit proxies in accordance with applicable rules and regulations in Canada.

  The foregoing is consistent with the laws, customs and practices in Canada.

  PART III

  ITEM 17. FINANCIAL STATEMENTS

  The Company has elected to prepare its financial statements in accordance with Item 18.

  ITEM 18. FINANCIAL STATEMENTS

  The financial statements were prepared in accordance with Canadian GAAP and are presented in Canadian dollars. There are material differences between U.S. GAAP and Canadian GAAP.

  The consolidated financial statements are in the following order:

1.	Consolidated Balance Sheets;
2.	Consolidated Statements of Operations and Comprehensive Loss;
3.	Consolidated Statement of Shareholders’ Equity;
4.	Consolidated Statements of Cash Flows; and
5.	Notes to the Consolidated Financial Statements.

  ITEM 19. EXHIBITS

  The exhibits included in this Annual Report are in the following order:

1.	Articles of Incorporation and Bylaws

  The Amended Articles approved by our shareholders on December 12, 2007 contained in our Annual Report filed with the SEC on September 30, 2008 are incorporated by reference.

2.	Material Contracts

  Except for contracts made in the ordinary course of our business, the following are the material contracts to be performed in whole or in part on or after the date of filing this Annual Report or entered into by us or any of our subsidiaries within two years before the date of this Annual Report:

(1)

  Carried Interest Agreement dated February 18, 2000 among Kimber, Thorne International Ltd. and Minera Ayutla S. A. de C. V. This agreement provides that Thorne and Ayutla will give assistance to us in the acquisition of the Monterde Property and the provision of Common Shares to them, which has been completed. If we elect to abandon the Monterde Property we have an obligation to convey it to Thorne and Ayutla.[1]

(2)

  Temporary Occupation of Ejido Land Agreement dated July 13, 2003 between the Ejido Monterde, represented by the members of its board of directors, Blas Quezada Ozuna, Ramon Balois Munoz, Miguel Palacios Trias, and Manuel Quezada Ponce and Minera Monterde. This agreement grants Minera Monterde the right to use and occupy Ejido Monterde lands for the purpose of exploration, development and mining. Minera Monterde has the obligation to pay annual rent to the Ejido Monterde at an annual rate to be established by the Mexican governments Institute for the Administration Appraisal of National Assets (“INDABIN”).[1]

(3)

  Transfer Agent, Registrar and Dividend Disbursing Agent Agreement dated as of the 29th day of April 2002 between Kimber and Computershare Trust Company of Canada. This agreement provides for the provision of transfer agent services by Computershare Investor Services Inc., the successor company to Computershare Trust Company of Canada. [1]

(4)

  Stock Option Plan dated for reference March 28, 2002, as amended by Shareholder resolutions passed December 10, 2003. This stock option plan was established to recognize contributions made by directors, officers, employees, management company employees and consultants and to create an incentive for their continuing relationship with the Company. It provides that our Board of Directors may grant 5,294,613 stock options to such directors, officers, employees, management company employees and consultants upon the terms set forth in the Plan. This stock option plan has been superseded by the 2007 Plan approved by the shareholders on December 12, 2007.1

(5)

  Stock Option Agreements between Kimber and various directors, consultants, employees and officers of and to us. Samples of the various standard form option agreements are attached. The agreements set forth the terms of the stock option grants to each individual who has an option agreement with us. [1]

(6)

  Listing Agreement dated June 11, 2004 between the Toronto Stock Exchange, the “TSX”, and Kimber. This agreement provides for the listing of the Common Shares on the Toronto Stock Exchange and our agreement to abide by the rules of the TSX and to pay the TSX fees payable from time to time. [1]

(7)

  Temporary Occupation of Ejido Land Agreement dated May 7, 2006 between the Ejido Ocobiachi, represented by the members of its board of directors, Octavio Castro Marquez, Guadalupe Ortiz Rivas, and the President of its Supervisory Board, Fernando Trias Aranda and Minera Monterde. This agreement grants Minera Monterde the right to use and occupy Ejido Ocobiachi lands for the purpose of exploration, development and mining for a period of 30 years from the date of the agreement. Minera Monterde has the obligation to pay annual rent to the Ejido Ocobiachi at an annual rate to be established by the Mexican governments Institute for the Administration Appraisal of National Assets (“INDABIN”). [2]

(8)	Change of Control Agreement dated April 26, 2007 between Gordon Cummings and Kimber. See ITEM 6. B. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES - Compensation of this Annual Report. [3]

(9)	Employment Agreement dated September 25, 2007 between Gordon Cummings and Kimber. See ITEM 6. B. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES - Compensation of this Annual Report. [3]

(10)	Employment Agreement dated November 21, 2007 between Lyn B. Davies and Kimber. See ITEM 6. B. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES - Compensation of this Annual Report. [4]

(11)	Employment Agreement dated November 18, 2007 between P. Marius Maré and Kimber. See ITEM 6. B. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES - Compensation of this Annual Report. [4]

(12)

  Kimber Resources Inc. 2007 Stock Option Plan approved by Shareholder resolutions on December 12, 2007. This stock option plan was established to superseded the 2002 Plan and provide an incentive to attract and retain employees and others engaged in providing service to the Company. It provides that our Board of Directors may grant stock options up to 10% of our Common Shares issued and outstanding from time to time less the number of options to acquire Common Shares that remain outstanding under all existing option agreements under the 2002 Plan. [4]

(13)

  Consulting Agreement dated February 1, 2008 between JB Engineering Ltd. and Kimber. This agreement provides that Mr. Richards will supply us with engineering and other project related services in connection with our projects at a rate of $100 per hour.[4] Effective October 1, 2010 this rate was increases to $150 per hour.

(14)	Stock Option Agreement between Kimber and optionee pursuant to the Kimber Resources Inc. 2007 Stock Option Plan. An unsigned copy of the standard form option agreement is attached. The agreement sets forth the standard terms of the stock option grant to each individual who has an option agreement with us. The terms of a specific agreement may differ depending on terms established by the Board of Directors. 4

(15)

  Amending Agreement to Temporary Occupation of Ejido Land Agreement dated January 30, 2005 between between the Ejido Monterde, represented by Blas Quezada Ozuna, Ramon Balois Munoz and Miguel Quintero Rivas acting as President, Secretary and Treasurer respectively of the Ejido Board and Miguel Palacios Trias, acting as President of the Supervisory Board, and Minera Monterde. This agreement amends the area of land covered by the agreement and fixes the right to use and occupy Ejido Monterde lands for the purpose of exploration, development and mining for a period of 30 years from July 13, 2003. [4]

(16)	Loan Agreement made as of January 1, 2006 and executed June 18, 2009 between Kimber and Minera Monterde providing the terms upon which loans have been made and will be made by us to Minera Monterde. [5]

(17)

  Loan Agreement made as of April 18, 2008 and executed June 18, 2009 between Kimber and Minera Pericones providing the terms upon which loans have been made and will be made by us to Minera Pericones. [5]

(18)

  Temporary Occupation Agreement dated April 27, 2009 between Irinea Plata Gomez and Minera Pericones. This agreement grants Minera Pericones the right to use and occupy lands held by Irinea Plata Gomez for the purpose of exploration, development and mining for a period of 25 years from the date of the agreement. Minera Pericones has the obligation to pay annual rent of 700 pesos per hectare, subject to adjustment based on the previous year’s consumer price index, for the area occupied. [5]

(19)

  Temporary Occupation Agreement dated April 26, 2009 between Rosa Lidia Jurado Arce and Minera Pericones. This agreement grants Minera Pericones the right to use and occupy lands held by Rosa Lidia Jurado Arce for the purpose of exploration, development and mining for a period of 25 years from the date of the agreement. Minera Pericones has the obligation to pay annual rent of 300 pesos per hectare, subject to adjustment based on the previous year’s consumer price index, for the area occupied. [5]

(20)

  Temporary Occupation Agreement dated April 27, 2009 between Refugio Velazquez Luvianos and Minera Pericones. This agreement grants Minera Pericones the right to use and occupy lands held by Refugio Velazquez Luvianos for the purpose of exploration, development and mining for a period of 25 years from the date of the agreement. Minera Pericones has the obligation to pay annual rent of 5,000 pesos, subject to adjustment based on the previous year’s consumer price index, for the area occupied. [5]

(21)

  Temporary Occupation Agreement dated April 27, 2009 between Rigoberto Lopez Rivera and Minera Pericones. This agreement grants Minera Pericones the right to use and occupy lands held by Rigoberto Lopez Rivera for the purpose of exploration, development and mining for a period of 25 years from the date of the agreement. Minera Pericones has the obligation to pay annual rent of 500 pesos per hectare, subject to adjustment based on the previous year’s consumer price index, for the area occupied. [5]

(22)

  Temporary Occupation Agreement dated April 27, 2009 between Juan Saucedo Solis and Minera Pericones. This agreement grants Minera Pericones the right to use and occupy lands held by Juan Saucedo Solis for the purpose of exploration, development and mining for a period of 25 years from the date of the agreement. Minera Pericones has the obligation to pay annual rent of 5,000 pesos, subject to adjustment based on the previous year’s consumer price index, for the area occupied. 5

(23)

  Temporary Occupation Agreement dated June 24, 2009 between Francisco Morales Anacleto, Monico Morales Anacleto and Minera Pericones. This agreement grants Minera Pericones the right to use and occupy lands held by Francisco Morales Anacleto and Monico Morales Anacleto for the purpose of exploration, development and mining for a period of 25 years from the date of the agreement. Minera Pericones has the obligation to pay annual rent of 5,000 pesos, subject to adjustment based on the previous year’s consumer price index, for the area occupied. [5]

(24)

  Temporary Occupation Agreement dated May, 2009 between Rivera Hernandez Ema and Minera Pericones. This agreement grants Minera Pericones the right to use and occupy lands held by Rivera Hernandez Ema for the purpose of exploration, development and mining for a period of 25 years from the date of the agreement. Minera Pericones has the obligation to pay annual rent of 666.70 pesos per hectare, subject to adjustment based on the previous year’s consumer price index, for the area occupied. [5]

(25)

  Temporary Occupation Agreement dated May 28, 2009 between Moises Plata Jaimes and Minera Pericones. This agreement grants Minera Pericones the right to use and occupy lands held by Moises Plata Jaimes for the purpose of exploration, development and mining for a period of 25 years from the date of the agreement. Minera Pericones has the obligation to pay annual rent of 500 pesos per hectare, subject to adjustment based on the previous year’s consumer price index, for the area occupied. [5]

(26)

  Temporary Occupation Agreement dated June 24, 2009 between Roberto Anacleto Catalino Octaviano and Minera Pericones. This agreement grants Minera Pericones the right to use and occupy lands held by Roberto Anacleto Catalino Octaviano for the purpose of exploration, development and mining for a period of 25 years from the date of the agreement. Minera Pericones has the obligation to pay annual rent of 5,000 pesos, subject to adjustment based on the previous year’s consumer price index, for the area occupied. [5]

(27)

  Temporary Occupation Agreement dated June 24, 2009 between Alicia Eusebio Secundino and Minera Pericones. This agreement grants Minera Pericones the right to use and occupy lands held by Alicia Eusebio Secundino for the purpose of exploration, development and mining for a period of 25 years from the date of the agreement. Minera Pericones has the obligation to pay annual rent of 5,000 pesos, subject to adjustment based on the previous year’s consumer price index, for the area occupied. [5]

(28)

  Assignment of Mining Concessions Rights and Obligations Agreement dated November 17, 2009 between Javier Orpinel Guerra, as “Assignor” and Minera Monterde as “Assignee”, pursuant to which the Assignor assigned to Minera Monterde a 100% interest in and to the San Francisco Concession for the total purchase price of US$75,000 payable $US$15,000 upon signing of the agreement and the balance of US$60,000 by March 31, 2010 and which was paid to the Assignor on January 15, 2010. [9]

(29)

  Mining Services Agreement between Minera Monterde and Kimber Resources de Mexico dated as of January 1, 2009 pursuant to which Kimber Resources de Mexico agreed to provide mining and personnel services to Minera Monterde at cost plus 6% of gross invoiced amount for operating and administrative expenses incurred by Kimber Resources de Mexico. [9]

(30)

  Mining Services Agreement between Minera Pericones and Kimber Resources de Mexico dated as of January 1, 2009 pursuant to which Kimber Resources de Mexico agreed to provide mining and personnel services to Minera Pericones at cost plus 6% of gross invoiced amount for operating and administrative expenses incurred by Kimber Resources de Mexico. [9]

(31)	Director and Officer indemnification agreement dated September 13, 2010 between Kimber Resources Inc. and Kimber’s Directors and Officers. [9]

(32)

  Drilling services contract between Kimber Resources de Mexico and Major Drilling de Mexico dated January 9, 2011. The contract details the terms and conditions for a 30,000 metre drilling program initiated in January 2011. On February 16, 2011 the contract was assigned from Kimber de Mexico to Minera Monterde.

  1 These material contracts are incorporated by reference to our Form 20-F filed with the SEC on May 13, 2005.

  2 This material contract is incorporated by reference to our Form 20-F filed with the SEC on September 29, 2006.

  3 These material contracts are incorporated by reference to our Form 20-F filed with the SEC on October 1, 2007.

  4 These material contracts are incorporated by reference to our Form 20-F filed with the SEC on September 30, 2008.

  5 These material contracts are incorporated by reference to our Form 20-F filed with the SEC on September 29, 2009.

  6 This material contract is incorporated by reference to our Form 6-K filed with the SEC on February 4, 2010.

  7 These material contracts are incorporated by reference to our Free Writing Prospectuses filed with the SEC on February 4, 2010 and February 5, 2010.

  8 These material contracts are incorporated by reference to our Free Writing Prospectus filed with the SEC on March 3, 2010.

  9 These material contracts are incorporated by reference to our Form 20-F filed with the SEC on September 28, 2010.

3.	Subsidiaries

  The following is information regarding our wholly owned subsidiaries:

Business	Jurisdiction of	Office
Name	Incorporation	Address	Telephone
Minera Monterde, S.	Mexico	Calle la Salle # 3230	52-614-410-8344
de R.L. de C.V.		Fracc. Lomas la Salle
Chihuahua, Chih.
CP 31214, Mexico

Kimber Resources de	Mexico	Calle la Salle # 3230	52-614-410-8344
Mexico, S.A. de C.V.		Fracc. Lomas la Salle
Chihuahua, Chih.
CP 31214, Mexico

Business	Jurisdiction of	Office
Name	Incorporation	Address	Telephone

Minera Pericones,	Mexico	Calle la Salle # 3230	52-614-410-8344
S.A. de C.V.		Fracc. Lomas la Salle
Chihuahua, Chih.
CP 31214, Mexico

4.	Certifications

a.	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

b.	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

5.	Section 18 U.S.C. Section 1350 Certification

  Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Section 18 U.S.C. Section 1350

6.	Consents

  Consent of Independent Registered Chartered Accountants.

  SIGNATURE PAGE

  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, Kimber Resources Inc. certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report be signed on its behalf by the undersigned, thereunto duly authorized.

  Dated: September 27, 2011

  On Behalf of KIMBER RESOURCES INC.,

  “/s/Gordon Cummings”
  Gordon Cummings
  President, Chief Executive Officer and Director

  “/s/Lyn Davies”
  Lyn Davies
  Chief Financial Officer

KIMBER RESOURCES INC.

Consolidated Financial Statements
(Canadian dollars)

Years ended
June 30, 2011
June 30, 2010
June 30, 2009

(An exploration and development stage company)

  Management’s Responsibility for Financial Reporting

  The consolidated financial statements of Kimber Resources Inc. (the “Company”) have been prepared by, and are the responsibility of, the Company’s management. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and reflect management’s best estimates and judgement based on information currently available.

  Management has developed and maintains a system of internal controls to obtain reasonable assurance that the Company’s assets are safeguarded, transactions are authorized, and financial information is reliable, relevant and accurate.

  Management has assessed the effectiveness of the Company’s internal control over financial reporting as at June 30, 2011. In making its assessment, management has used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in its “Internal Control-Integrated Framework”. Based on our assessment, utilizing those criteria, management concluded that the Company’s internal control over financial reporting was effective as at that date.

  The Audit committee meets with the Company’s management and external auditors to discuss the results of the audit and to review the annual consolidated financial statements prior to the Audit Committee’s submission to the Board of Directors for approval. The Board has approved the consolidated financial statements of the Company.

  The consolidated financial statements and internal controls over financial reporting have been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).

Signed “Gordon Cummings”	Signed “Lyn B. Davies”
President and Chief Executive Officer	Chief Financial Officer

September 23, 2011	September 23, 2011

  Report of Independent Registered Chartered Accountants

  To the Shareholders of Kimber Resources Inc.

  We have audited the accompanying consolidated financial statements of Kimber Resources Inc. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at June 30, 2011 and June 30, 2010 and the consolidated statements of operations and comprehensive loss, shareholders' equity and cash flows for each of the years in the three-year period ended June 30, 2011 and the consolidated statements of operations and comprehensive loss and cash flows for the cumulative period from incorporation on March 31, 1995 to June 30, 2011, and a summary of significant accounting policies and other explanatory information.

  Management's Responsibility for the Consolidated Financial Statements

  Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

  Auditor's Responsibility

  Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

  An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

  We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

  Opinion

  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Kimber Resources Inc. and subsidiaries as at June 30, 2011 and 2010 and the results of their operations and cash flows for each of the years in the three-year period ended June 30, 2011, and for the cumulative period from incorporation on March 31, 1995 to June 30, 2011, in accordance with Canadian generally accepted accounting principles.

  Emphasis of Matter

  Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicates that Kimber Resources Inc. has incurred cumulative losses since inception and has an accumulated deficit of $22,969,189 and a net loss of $2,973,798 as of and for the year ended June 30, 2011. These conditions, along with other matters as set forth in Note 1, indicate the existence of material uncertainties that may cast significant doubt about Kimber Resources Inc.’s ability to continue as a going concern.

  Other Matter

  We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of June 30, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 23, 2011 expressed an unqualified opinion on the Company’s internal control over financial reporting.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, Canada
September 23, 2011

  Report of Independent Registered Chartered Accountants

  To the Shareholders of Kimber Resources Inc.

  We have audited the internal control over financial reporting of Kimber Resources Inc. and subsidiaries (the “Company”) as of June 30, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Responsibility for Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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
  In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

  We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended June 30, 2011 of the Company and our report dated September 23, 2011 expressed an unqualified opinion on those financial statements.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, Canada
September 23, 2011

KIMBER RESOURCES INC.
(An exploration and development stage company)
Consolidated Balance Sheets
(Canadian dollars)

	As of June 30,
	2011	2010

A S S E T S
Current assets
Cash and cash equivalents	$8,401,429	$4,560,493
Amounts receivable (note 4)	1,078,794	355,471
Prepaid expenses	127,508	130,953
	9,607,731	5,046,917

Equipment (note 5)	549,084	497,960

Unproven mineral right interests (Schedule, note 3)	48,839,128	42,647,361
	$58,995,943	$48,192,238

L I A B I L I T I E S
Current liabilities
Accounts payable	$1,631,757	$348,627
Accrued liabilities	283,259	193,000
	1,915,016	541,627

S H A R E H O L D E R S’ E Q U I T Y

Share capital
Authorized: Unlimited number of common shares without par value
Issued and outstanding:
77,185,086 common shares (2010; 68,010,586 common shares)	74,543,371	63,556,255
Contributed surplus	5,506,745	4,089,747
Deficit, accumulated during the exploration stage	(22,969,189)	(19,995,391)
	57,080,927	47,650,611
	$58,995,943	$48,192,238

  Nature of operations and going concern (note 1)
  Commitments (note 12) Subsequent event (note 14)
  Approved on behalf of the Board of Directors:

Signed Gordon Cummings	Signed Donald W. Young
Gordon Cummings, Director	Donald W. Young, Director

  See notes to the consolidated financial statements

KIMBER RESOURCES INC.
(An exploration and development stage company)
Consolidated Statements of Operations and Comprehensive Loss
(Canadian dollars)

	Cumulative
	period from
	incorporation		Years Ended
	on March 31,		June 30,
	1995 to June
	30, 2011
		2011	2010	2009
Expenses
Amortization of equipment	$199,450	$15,632	$22,514	$26,069
Foreign exchange loss	186,420	113,374	3,766	9,997
General exploration	417,713	71,038	147,169	-
Interest and bank charges	88,243	3,098	4,416	3,387
Investor relations	1,429,421	193,203	109,387	43,397
Legal, consulting and audit	3,439,600	527,730	462,367	505,533
Office, insurance and miscellaneous	1,817,524	250,437	264,217	279,441
Rent	1,213,319	207,191	194,445	197,722
Salaries and benefits	12,422,499	1,474,461	1,346,601	1,267,171
Transfer and filing fees	909,261	139,468	152,575	103,915
Travel and accommodation	721,539	34,831	56,952	55,330
Write-down of unproven mineral right interests (Note 3)	1,369,533	-	1,369,533	-
Other expenses	110,897	-	-	-
Net loss before other items	(24,325,419)	(3,030,463)	(4,133,942)	(2,491,962)

Other items
Investment income	1,198,505	40,366	7,328	74,611
Other income	157,725	16,299	-	26,346
Net loss and comprehensive loss	$(22,969,189)	$(2,973,798)	$(4,126,614)	$(2,391,005)

Loss per share, basic and diluted (note 2(g))		$(0.04)	$(0.06)	$(0.04)

Weighted average number of common shares outstanding, basic and diluted		73,104,638	64,200,830	61,120,045

  See notes to the consolidated financial statements

KIMBER RESOURCES INC.
(An exploration and development stage company)
Consolidated Statement of Shareholders' Equity
(Canadian dollars)

				Deficit
				during the
		Share	Contributed	exploration
	Shares	capital	surplus	stage		Total
Balance at June 30, 2008	57,886,620	$52,032,205	3,541,767	(13,477,772)		42,096,200
Net loss for the year	-	-	-	(2,391,005)		(2,391,005)
Shares issued on private placement of common shares and warrants	4,000,000	4,824,985	175,015	-		5,000,000
Share issue costs	-	(350,804)	(12,724)	-		(363,528)
Stock-based compensation	-	-	428,398	-		428,398
Shares issued on exercise of stock options	200,000	146,000	-	-		146,000
Transfer from contributed surplus on exercise of options	-	101,260	(101,260)	-		-
Balance at June 30, 2009	62,086,620	$56,753,646	4,031,196	(15,868,777)		44,916,065
Net loss for the year	-	-	-	(4,126,614)		(4,126,614)
Shares issued on exercise of stock options	3,333	2,166	-	-		2,166
Shares issued on exercise of warrants	2,307,333	2,884,167	-	-		2,884,167
Shares issued on public offering	3,613,300	3,849,578	-	-		3,849,578
Share issue costs	-	(425,857)	-	-		(425,857)
Stock-based compensation	-	-	551,106	-		551,106
Transfer from contributed surplus on exercise of options and warrants	-	492,555	(492,555)	-		-
Balance at June 30, 2010	68,010,586	$63,556,255	$4,089,747	$(19,995,391	) $	47,650,611
Net loss for the year	-	-	-	(2,973,798)		(2,973,798)
Shares issued on exercise of stock options	79,500	57,075	-	-		57,075
Shares issued on exercise of warrants	10,000	18,000	-	-		18,000
Shares issued on public offering	9,085,000	12,059,405	659,595	-		12,719,000
Share issue costs	-	(1,028,621)	(56,262)	-		(1,084,883)
Broker warrants issued on public offering	-	(146,081)	146,081	-		-
Stock-based compensation	-	-	694,922	-		694,922
Transfer from contributed surplus on exercise of options and warrants	-	27,338	(27,338)	-		-
Balance at June 30, 2011	77,185,086	$74,543,371	$5,506,745	$(22,969,189)		$57,080,927

  See notes to the consolidated financial statements

  KIMBER RESOURCES INC.
  (An exploration and development stage company)
  Consolidated Statements of Cash Flows
  (Canadian dollars)

	Cumulative period
	from incorporation
	on March 31,	Years ended June 30,
	1995 to June 30,
	2011
		2011	2010	2009
Cash (used for) provided by :
Operating Activities
Net loss	$(22,969,189)	$(2,973,798)	$(4,126,614)	$(2,391,005)
Items not involving cash:
Amortization of equipment	199,450	15,632	22,514	26,069
Interest on loan payable	25,000	-	-	-
Loss on disposal of investments	96,404	-	-	-
Stock-based compensation	4,971,743	694,922	551,106	428,398
Gain on sale of equipment	(17,227)	(11,503)	-	(5,724)
Impairment of unproven mineral right interests	1,369,533	-	1,369,533	-
Gain on settlement of loans payable	(66,547)	-	-	-

Net changes in non-cash working capital items:
Amounts receivable	(978,065)	(43,292)	(6,602)	840
Prepaid expenses	(95,523)	462	15,212	(30,003)
Accounts payable and accrued liabilities	1,749,965	93,647	67,334	(3,935)
Due to/from related parties	(25,711)	-	-	-
	(15,740,167)	(2,223,930)	(2,107,517)	(1,975,360)
Investing Activities
Redemption of preferred shares	103,596	-	-	-
Purchase of equipment	(1,488,268)	(157,493)	(15,562)	(176,453)
Proceeds on disposal of equipment	27,324	12,613	-	14,711
Expenditures on unproven mineral right interests	(49,313,120)	(5,499,446)	(3,082,058)	(3,152,535)
	(50,670,468)	(5,644,326)	(3,097,620)	(3,314,277)
Financing Activities
Deferred initial public offering costs	(127,755)	-	-	-
Common shares issued by private placement	55,092,586	-	-	5,000,000
Common shares issued by public offering	16,568,578	12,719,000	3,849,578
Common shares issued upon exercise of options	1,243,804	57,075	2,166	146,000
Common shares issued upon exercise of warrants	5,722,166	18,000	2,884,167	-
Advance on share subscriptions	16,750	-	-	-
Share issuance costs	(3,880,463)	(1,084,883)	(425,857)	(363,529)
Loans payable	176,398	-	-	-
	74,812,064	11,709,192	6,310,054	4,782,471

Increase (decrease) in cash and cash equivalents	8,401,429	3,840,936	1,104,917	(507,166)
Cash and cash equivalents - beginning of year	-	4,560,493	3,455,576	3,962,742
Cash and cash equivalents - end of year	$8,401,429	$8,401,429	$4,560,493	$3,455,576

  See notes to the consolidated financial statements

  KIMBER RESOURCES INC.
  (An exploration and development stage company)
  Consolidated Schedule of Cash Flows (continued)
  (Canadian dollars)

	Cumulative
	period from
	incorporation on	Years ended June 30,
	March 31, 1995
	to June 30, 2011
		2011	2010	2009
Supplementary financial information

Non-cash investing and financing activities:
Amounts receivable for unproven mineral right interests	$(1,014,414)	$(680,031)	$(189,578)	$722,659
Accounts payable and accrued liabilities for unproven mineral right interests	1,566,973	1,279,741	80,732	(419,260)
Prepaid expenses for unproven mineral right interests	(31,985)	2,983	(3,284)	-
Amortization capitalized to unproven mineral right interests	727,115	89,621	103,281	151,155
Transfer of contributed surplus upon exercise of stock options	822,339	25,850	715	101,260
Transfer of contributed surplus upon exercise of warrants	494,328	1,488	491,840	-
Broker warrants issued on public offering	146,081	146,081	-	-

Cash and cash equivalents is comprised of:
Cash	2,325,786	2,325,786	1,129,164	456,006
Treasury bills	6,075,643	6,075,643	3,431,329	2,999,570
	$8,401,429	$8,401,429	$4,560,493	$3,455,576

  See notes to the consolidated financial statements

  KIMBER RESOURCES INC.
  (An exploration and development stage company)
  Notes to Consolidated Financial Statements
  For the Years Ended June 30, 2011, 2010 and 2009
  (Canadian dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

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

  Kimber does not generate cash flow from operations and accordingly, Kimber will need to raise additional funds through future issuance of securities. Although Kimber has been successful in raising funds in the past, there can be no assurance Kimber will be able to raise sufficient funds in the future, in which case Kimber may be unable to meet its obligations as they come due in the normal course of business. Kimber has not determined whether any of its properties contain mineral reserves that are economically recoverable. It is not possible to predict whether financing efforts will be successful or if Kimber will attain profitable level of operations. Since inception, Kimber has incurred cumulative losses of $22,969,189 as at June 30, 2011 (2010; $19,995,391, 2009; $15,868,777) and a net loss of $2,973,798 (2010; $4,126,614, 2009; $2,391,005) for the year ended June 30, 2011. These factors may cast substantial doubt regarding Kimber’s ability to continue as a going concern. Should Kimber be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts on the balance sheet.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of Presentation

  These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”). Material measurement and disclosure differences between Canadian GAAP and United States GAAP are disclosed in note 13.

  These consolidated financial statements include the accounts of Kimber, and its wholly owned Mexican subsidiaries, Minera Monterde, S. de R.L de C.V., Minera Pericones, S.A. de C.V. and Kimber Resources de Mexico, S.A. de C.V. Intercompany balances and transactions are eliminated on consolidation.

  Variable Interest Entities (“VIEs”), which include, but are not limited to, special purpose entities, trusts, partnerships, and other legal structures, as defined by the Accounting Standards Board in Accounting Guideline “Consolidation of Variable Interest Entities” (“AcG 15”), are entities in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities’ expected losses and/or expected residual returns. Kimber has not identified any VIEs in which Kimber has an interest at June 30, 2011.

  KIMBER RESOURCES INC.
  (An exploration and development stage company)
  Notes to Consolidated Financial Statements
  For the Years Ended June 30, 2011, 2010 and 2009
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

  Costs include the cash consideration and the fair value of shares issued on the acquisition of mineral rights. Other acquisition costs include on-going tax and other payments for the maintenance of the concessions. Rights acquired under option or joint venture agreements, whereby payments are made at the sole discretion of Kimber, are recorded in the accounts when the payments are made. Proceeds from property option payments received by Kimber are netted against the deferred costs of the related mineral rights, with any excess being included in operations. No option payments were received during the years ended June 30, 2011 and 2010.

  KIMBER RESOURCES INC.
  (An exploration and development stage company)
  Notes to Consolidated Financial Statements
  For the Years Ended June 30, 2011, 2010 and 2009
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

  Basic loss per share is computed based upon the weighted average number of common shares outstanding during the year. Diluted earnings per share is disclosed when the exercise or issuance of securities such as stock options and warrants would have a dilutive effect on loss per share. Kimber has a loss per share and accordingly basic and diluted loss per share are the same. All outstanding options and warrants were anti-dilutive at June 30, 2011.

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

  Kimber allocates a value, based on relative fair value, to warrants issued which is recorded in contributed surplus. Warrants issued in conjunction with equity are valued on a relative fair value basis using the Black-Scholes option pricing model.

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

  KIMBER RESOURCES INC.
  (An exploration and development stage company)
  Notes to Consolidated Financial Statements
  For the Years Ended June 30, 2011, 2010 and 2009
  (Canadian dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

k)	Asset Retirement Obligations

  Asset retirement obligations are legal obligations associated with the retirement of a long-lived asset that results from the acquisition, development or operation of that long-lived asset. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. As at June 30, 2011 and 2010, Kimber did not have any material asset retirement obligations.

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

  Effective July 1, 2010, Kimber adopted the following new accounting standard issued by the Canadian Institute of Chartered Accountants (“CICA”) Handbook,

i)	CICA Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non Controlling Interests”.

  In January 2009, the CICA issued Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non Controlling Interests” to replace Section 1581 and Section 1600. These sections shall be applied prospectively to business combinations on or after the beginning of the first annual reporting period beginning after January 1, 2011 with earlier application permitted. Effective July 1, 2010, Kimber has adopted the new handbook sections, which establish updated standards on the recognition, measurement criteria and presentation for acquisitions, the accounting for assets and liabilities assumed and non-controlling interests. The impact of implementation of these standards did not have a material impact on Kimber’s consolidated financial statements.

n)	Recent accounting pronouncements

i)	International Financial Reporting Standards (IFRS)

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

  KIMBER RESOURCES INC.
  (An exploration and development stage company)
  Notes to Consolidated Financial Statements
  For the Years Ended June 30, 2011, 2010 and 2009
  (Canadian dollars)

3.	UNPROVEN MINERAL RIGHT INTERESTS

  Kimber’s mineral rights are located in the States of Chihuahua and Estado de Mexico, Mexico.

  During the year ended June 30, 2011, Kimber capitalized $6,191,767 of costs to unproven mineral right interests (2010 - $1,703,676), net of write downs (Schedule).

  Monterde Property

  The Monterde Property consists of the Monterde concessions, the contiguous El Coronel concessions and staked concessions. The entire Monterde Property is comprised of 35 mineral concessions totaling 29,296 hectares in the Sierra Madre in the State of Chihuahua, Mexico.

  Monterde concessions
  Kimber owns a 100% interest in the Monterde concessions having acquired the concessions by payment of consideration of $1,476,719 (US$1,129,900).

  El Coronel concessions
  Kimber owns a 100% interest in the El Coronel mineral concessions by having made payments of $1,206,958 (US$1,000,000).

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

  Amounts receivable at June 30, 2011 and 2010 are comprised primarily of IVA value added tax credits refundable from the Government of Mexico and is currently calculated as 16% of expenditures in Mexico. The increase in the amount of IVA receivable is attributable to the increased exploration expenditure during the current period.

  KIMBER RESOURCES INC.
  (An exploration and development stage company)
  Notes to Consolidated Financial Statements
  For the Years Ended June 30, 2011, 2010 and 2009
  (Canadian dollars)

4.	AMOUNTS RECEIVABLE (continued)

  Kimber has been receiving IVA refunds on an ongoing basis and expects to continue to recover outstanding amounts. Kimber has been experiencing delays in obtaining IVA refunds. Subsequent to June 30, 2011, Kimber has received refunds of $105,809 relating to amounts outstanding for more than nine months.

  As at June 30, 2011, IVA of $180,910 (June 30, 2010; $19,656) has been outstanding for more than one year. All other amounts receivable are aged within one year.

	2011	2010

IVA tax receivable	$1,009,003	$328,203
HST receivable	58,928	20,888
Other receivables	10,863	6,380
	$1,078,794	$355,471

5.	EQUIPMENT

		2011
	Cost	Accumulated	Net book
		Amortization	value

Camp and equipment	$565,982	$229,331	$336,651
Camp vehicles	205,692	92,754	112,938
Computer equipment	179,607	117,049	62,558
Computer software	72,363	68,886	3,477
Office fixtures and equipment	79,734	46,274	33,460
	$1,103,378	$554,294	$549,084

		2010
	Cost	Accumulated	Net book
		Amortization	value

Camp and equipment	$511,382	$203,205	$308,177
Camp vehicles	222,726	148,998	73,728
Computer equipment	181,117	108,187	72,930
Computer software	70,178	66,486	3,692
Office fixtures and equipment	79,241	39,808	39,433
	$1,064,644	$566,684	$497,960

  KIMBER RESOURCES INC.
  (An exploration and development stage company)
  Notes to Consolidated Financial Statements
  For the Years Ended June 30, 2011, 2010 and 2009
  (Canadian dollars)

6.	SEGMENTED INFORMATION

  Kimber operates in one operating segment which is mineral exploration.

	2011	2010
Assets by geographic segment, at cost
Canada
Current assets	$8,503,709	$4,638,504
Equipment	49,782	61,346
	8,553,491	4,699,850
Mexico
Current assets	1,104,022	408,413
Equipment	499,302	436,614
Unproven mineral right interests	48,839,128	42,647,361
	50,442,452	43,492,388

	$58,995,943	$48,192,238

7.	SHARE CAPITAL AND RELATED INFORMATION

a)	Warrants

	2011
	Warrants	Weighted average		Weighted average
	Outstanding	exercise price	Expiry date	remaining life (years)

Balance, beginning of year	2,000,000	$1.80	September 24, 2011	0.24
Issued	4,542,500	$1.80	December 23, 2012	1.48
Issued	544,050	$1.40	December 23, 2012	1.48
Exercised	(10,000)	$1.80
Expired	(2,541)	$1.80
Balance, end of year	7,074,009	$1.77		1.13

	2010
	Warrants	Weighted average		Weighted average
	Outstanding	exercise price	Expiry date	remaining life (years)

Balance, beginning of year	6,000,000	$1.43		0.88
Exercised	(2,307,333)	$1.25
Expired	(1,692,667)	$1.25
Balance, end of year	2,000,000	$1.80	September 24, 2010	0.24

	2009
	Warrants	Weighted average		Weighted average
	Outstanding	exercise price	Expiry date	remaining life (years)

Balance, beginning of year	4,000,000	$1.25	March 11,2010	0.70
Issued	2,000,000	$1.80	September 24, 2010	1.24
Balance, end of year	6,000,000	$1.43		0.88

  KIMBER RESOURCES INC.
  (An exploration and development stage company)
  Notes to Consolidated Financial Statements
  For the Years Ended June 30, 2011, 2010 and 2009
  (Canadian dollars)

7.	SHARE CAPITAL AND RELATED INFORMATION (continued)

a)	Warrants (continued)

  On September 13, 2010, Kimber announced the extension of the expiry date of the warrants issued in connection with its private placement financing which closed on September 24, 2008. The expiry date of the warrants to purchase 1,997,459 common shares at a purchase price of $1.80 per share expiring on September 24, 2010 was extended to September 24, 2011. The accounting impact of this extension was not material.

b)	Stock Options

  On December 12, 2007, the shareholders of Kimber approved the adoption of a new 2007 Stock Option Plan that allows for the grant of stock options up to 10% of the issued and outstanding common shares from time to time, less the number of stock options outstanding under Kimber’s former 2002 Stock Option Plan.

  The exercise price is generally set at the closing price on the last trading date preceding the date of their grant and vests in accordance with the determination of the Board of Directors, generally one third on the date of grant and an additional one third at the end of each nine month period thereafter.

  Summary of stock option activity:

	2011		2010		2009
	Options	Weighted	Options	Weighted	Options	Weighted
	Outstanding	average	Outstanding	average	Outstanding	average
		exercise price		exercise price		exercise price

Balance, beginning of year	4,705,715	$1.09	4,022,000	$1.16	3,132,000	$1.44
Granted	1,175,000	1.38	1,137,500	1.15	1,370,000	0.65
Exercised	(79,500)	0.72	(3,333)	0.65	(200,000)	0.73
Forfeited	(124,890)	0.95	(70,452)	0.83	(205,000)	1.97
Expired	(210,000)	1.61	(380,000)	2.12	(75,000)	2.05
Balance, end of year	5,466,325	$1.14	4,705,715	$1.09	4,022,000	$1.16

Exercisable, end of year	4,287,992	$1.09	3,497,375	$1.13	2,907,000	$1.35

  The total intrinsic value of options exercised during the years ended June 30, 2011, 2010 and 2009 was $48,255, $1,500, and $104,000, respectively.

  As of June 30, 2011, options vested and expected to vest totaled 5,466,325 (June 30, 2010; 4,705,175 and June 30, 2009; 4,022,000) and had an aggregate intrinsic value of $2,827,627 (June 30, 2010; $341,825 and June 30, 2009; $nil).

  As of June 30, 2011, options exercisable totaled 4,287,992 (June 30, 2010; 3,497,375 and June 30, 2009; 2,907,000) and had an aggregate intrinsic value of $2,519,719 (June 30, 2010; $253,974 and June 30, 2009; $nil).

  KIMBER RESOURCES INC.
  (An exploration and development stage company)
  Notes to Consolidated Financial Statements
  For the Years Ended June 30, 2011, 2010 and 2009
  (Canadian dollars)

7.	SHARE CAPITAL AND RELATED INFORMATION (continued)

b)	Stock Options (continued)

  Stock options outstanding and exercisable at June 30, 2011 are as follows:

		Weighted		Weighted
Exercise	Number	average	Number	average	Expiry
price	outstanding	remaining	exercisable	remaining	date
		life (years)		life (years)

$2.40	150,000	0.05	150,000	0.05	July 18, 2011
2.59	100,000	0.36	100,000	0.36	November 9, 2011
2.67	50,000	0.47	50,000	0.47	December 18, 2011
1.95	400,000	0.79	400,000	0.79	April 12, 2012
0.85	25,000	1.23	25,000	1.23	September 20, 2012
0.86	400,000	1.25	400,000	1.25	September 28, 2012
0.78	400,000	1.42	400,000	1.42	November 29, 2012
0.79	500,000	1.62	500,000	1.62	February 12, 2013
0.65	1,203,715	2.59	1,203,715	2.59	January 29, 2014
1.15	1,062,610	3.62	726,777	3.62	February 12, 2015
1.38	1,150,000	4.61	332,500	4.61	February 8, 2016
1.60	25,000	4.95	-	-	June 9, 2016

	5,466,325	2.69	4,287,992	2.23
Weighted average exercise price	$1.14		$1.09

  Stock options outstanding at June 30, 2011 include 152,500 performance options which were granted on February 8, 2011 with an exercise price of $1.38 and 25,000 performance options granted on June 9, 2011 with an exercise price of $1.60. These options were not exercisable at June 30, 2011.

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

	2011	2010	2009
Risk-free interest rate	1.64%	1.21%	1.11%
Estimated share price volatility	81%	82%	72%
Expected lives	3 years	3 years	3 years
Dividend	nil	nil	nil

  Stock based compensation expense for the year ended June 30, 2011 was $694,922 (2010: $551,106; 2009: $428,398) and has been included in salaries and benefits for those periods and credited to contributed surplus.

  The weighted average grant date fair value of options granted during the year ended June 30, 2011 was $0.73 (June 30, 2010; $0.59, June 30, 2009; $0.31) per option.

  KIMBER RESOURCES INC.
  (An exploration and development stage company)
  Notes to Consolidated Financial Statements
  For the Years Ended June 30, 2011, 2010 and 2009
  (Canadian dollars)

7.	SHARE CAPITAL AND RELATED INFORMATION (continued)

b)	Stock Options (continued)

  For stock options granted and not vested, compensation expense is recognizable in future years as follows:

June 30, 2012	$384,159
June 30, 2013	40,782
$424,941

c)	Private Placements

i)

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

ii)

  On February 10, 2010, Kimber completed a public offering of common shares. Subscription agreements were received for 3,142,000 common shares on this date. Gross proceeds of the offering were $3,365,082 (US$3,142,000). The placement agent’s commission was 4.5%, for a commission amount of $151,429 (US$141,390) resulting in net proceeds of $3,213,653 (US$3,000,610). On March 8, 2010, Kimber announced the close of the sale of 471,300 common shares pursuant to the exercise in full of the agent’s over-allotment option, for gross proceeds of $484,496 (US$471,300). The placement agent’s commission was 4.5%, for a commission amount of $21,787 (US$21,209) for net proceeds of $462,709 (US$450,091). Total gross proceeds of the public offering were $3,849,578 (US$3,613,300). The remaining expenses of the offering were $425,857 resulting in net proceeds of $3,423,721.

iii)

  On December 23, 2010, Kimber closed a $12,719,000 offering consisting of 9,085,000 units issued at a price of $1.40 per unit. Each unit consisted of one common share of Kimber and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of Kimber for a period of two years following the closing at a price of $1.80. Kimber allocated $659,595 to contributed surplus for the relative value of the warrants which were issued as part of the offering. The value of the warrants was calculated using the Black-Scholes model with the following assumptions, risk free interest rate of 1.70%, expected share price volatility of 35%, expected life of warrant of 2 years, and a dividend yield of nil.

  The underwriters received a cash commission of 6.5% of the gross proceeds raised through the offering, except with respect to the sale of 715,000 units to certain purchasers introduced by Kimber (“President’s List”) in which a cash commission of 4% was paid to the underwriters. The underwriters also received 544,050 warrants equal to 6.5% of the units issued through the offering, excluding the units deemed as part of the President’s List. Each underwriter warrant entitles the holder to purchase one common share of Kimber for a period of two years following the closing at a price of $1.40. Total share issue costs of $1,230,964 were incurred related to the offering, which includes the commissions of $801,710, the fair value of the underwriter warrants of $146,081, and other issue costs of $283,173.

  KIMBER RESOURCES INC.
  (An exploration and development stage company)
  Notes to Consolidated Financial Statements
  For the Years Ended June 30, 2011, 2010 and 2009
  (Canadian dollars)

7.	SHARE CAPITAL AND RELATED INFORMATION (continued)

c)	Private Placements (continued)

  The value of the underwriter warrants was calculated using the Black-Scholes model with the following assumptions, risk free interest rate of 1.70%, expected share price volatility of 35%, expected life of warrant of 2 years, and a dividend yield of nil. The issue costs, net of the underwriter warrants, totaling $1,084,883, were allocated $1,028,621 to share capital and $56,262 to contributed surplus respectively.

8.	CAPITAL MANAGEMENT

  The capital structure of Kimber consists of equity attributable to common shareholders comprising issued capital, contributed surplus and deficit. Total capital as at June 30, 2011 was $57,080,927 (June 30, 2010; $47,650,611). Kimber has no externally imposed capital requirements.

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

9.	FAIR VALUE OF FINANCIAL INSTRUMENTS

  Kimber has designated its cash and cash equivalents as held-for-trading, which are measured at fair value. Amounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost. The carrying values of these financial instruments approximate fair values due to the short-term nature of these instruments.

  Kimber manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. (Note 10)

  (a) Fair value

  Fair value is the amount of the consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act.

  The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

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

  The following table sets forth Kimber’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy. As at June 30, 2011, those financial assets are classified in their entirety based on the level of input that is significant to the fair value measurement.

KIMBER RESOURCES INC.
(An exploration and development stage company)
Notes to Consolidated Financial Statements
For the Years Ended June 30, 2011, 2010 and 2009
(Canadian dollars)

9.	FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

	Total	Level 1
Financial Assets
Cash and cash equivalents	$8,401,429	$8,401,429

10.	FINANCIAL RISK EXPOSURE AND RISK MANAGEMENT

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

  Concentration risks exist in cash and cash equivalents because significant balances are maintained with one financial institution. As at June 30, 2011, over 99% (2010: 98%) of cash and cash equivalents were invested with one financial institution in cash and Canadian and U.S. Government Treasury Bills with maturities of less than 90 days.

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

  Amounts receivable consists primarily of paid value added tax recoverable (“IVA”) (Note 4) from the Mexican Government for Mexican expenditures. Kimber regularly reviews the collectability of its amounts receivable.

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

	Less than 1 month	1-3 months	Total
At June 30, 2011
Accounts payable	$1,631,757	-	$1,631,757
Accrued liabilities	-	$283,259	$283,259

At June 30, 2010
Accounts payable	$348,627	-	$348,627
Accrued liabilities	-	$193,000	$193,000

KIMBER RESOURCES INC.
(An exploration and development stage company)
Notes to Consolidated Financial Statements
For the Years Ended June 30, 2011, 2010 and 2009
(Canadian dollars)

10.	FINANCIAL RISK EXPOSURE AND RISK MANAGEMENT (continued)

d)	Currency Risk

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

  The majority (2011: 88%, 2010: 60%) of Kimber’s monetary assets are held in Canadian dollars. A 5% change in the US dollar and Mexican peso will affect Kimber as is indicated in the following table.

	2011	2010
Change in Loss
United States dollars	$59,115	$79,409
Mexican pesos	$12,486	$11,595

KIMBER RESOURCES INC.
(An exploration and development stage company)
Notes to Consolidated Financial Statements
For the Years Ended June 30, 2011, 2010 and 2009
(Canadian dollars)

11.	INCOME TAXES

  Future income tax assets and liabilities of Kimber as at June 30, 2011 and 2010 are as follows:

	2011	2010
Future income tax assets

Losses carried forward	$14,659,000	$13,024,000
Share issue costs	322,000	150,000
Other	82,000	37,000
	15,063,000	13,211,000
Future income tax liability

Unproven mineral property right interests	(9,313,000)	(8,112,000)
	5,750,000	5,099,000
Valuation allowance	(5,750,000)	(5,099,000)

Net future income tax assets	$-	$-

  The recovery of income taxes shown in the consolidated statements of operations and deficit differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:

	2011	2010	2009
Income tax rate reconciliation

Combined federal and provincial income tax rate	27.50%	29.25%	30.25%

Expected income tax recovery	$(817,000)	$(1,207,000)	$(723,000)
Effect of:
Change in future tax rates and foreign rate differential	167,000	24,000	152,000
Losses and other temporary differences not benefited (recognized)	(125,000)	1,325,000	(578,000)
Non deductible expenses	124,000	122,000	284,000
Change in valuation allowance	651,000	(264,000)	865,000

Actual income tax expense (recovery)	$-	$-	$-

  At June 30, 2011, Kimber had non-capital losses of approximately $15,288,000 in Canada (which expire between 2014 and 2031) and $38,691,000 in Mexico (which expire between 2012 and 2021) available to reduce taxable income earned during future years. The potential future tax benefits relating to these amounts have not been reflected in the financial statements as their utilization is currently not considered more likely than not of realization.

KIMBER RESOURCES INC.
(An exploration and development stage company)
Notes to Consolidated Financial Statements
For the Years Ended June 30, 2011, 2010 and 2009
(Canadian dollars)

11.	INCOME TAXES (continued)

  Non-capital losses will expire in the following years

Tax Year	Canadian Tax	Year of	Mexican	Year of
Loss	Losses	Expiry	Tax Losses	Expiry
2001	$-		$141,096	2011
2002	-		449,330	2012
2003	-		1,184,742	2013
2004	1,132,212	2014	3,851,438	2014
2005	1,244,311	2025	5,679,015	2015
2006	1,805,259	2026	10,195,830	2016
2007	3,345,513	2027	4,620,256	2017
2008	2,202,252	2028	4,683,641	2018
2009	1,443,141	2029	2,344,167	2019
2010	1,676,255	2030	2,380,053	2020
2011	2,438,225	2031	3,161,286	2021
	$15,287,168		$38,690,854

  During 2011 and 2010, Kimber did not recognize any accrued interest or penalties related to unrecognized tax benefits within the statement of operations or balance sheet.

  Kimber is subject to taxes in Canada and Mexico. The tax years of Canadian and Mexican tax jurisdictions which remain subject to examination as at June 30, 2011 are: Canada 2006 to 2011; Mexico 2000 to 2011.

12.	COMMITMENTS

  Operating Lease

  Kimber leases its premises in Vancouver under an operating lease which expires in the fiscal year ending June 30, 2012. Kimber is obligated to make $111,367 in basic rental payments under its operating lease for the year ended June 30, 2012.

  In addition, Kimber has the obligation to pay its proportionate share of operating costs and taxes for the building. During the year ended June 30, 2011, Kimber expensed $207,191 in relation to this operating lease (June 30, 2010; $194,445, June 30, 2009; $197,722).

KIMBER RESOURCES INC.
(An exploration and development stage company)
Notes to Consolidated Financial Statements
For the Years Ended June 30, 2011, 2010 and 2009
(Canadian dollars)

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

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

			For the years ended
			June 30,
		Inception to	2011	2010	2009
		June 30, 2011
(i)	Operations
	Net loss - Canadian GAAP	$(22,969,189)	$(2,973,798)	$(4,126,614)	$(2,391,005)
	Unproven Mineral Right Interests expensed under US GAAP (b)	(45,724,374)	(6,087,922)	(1,590,299)	(3,526,492)
	Net loss and comprehensive loss - US GAAP	$(68,693,563)	$(9,061,720)	$(5,716,913)	$(5,917,497)
	Net loss per share, basic and diluted - US GAAP		$(0.12)	$(0.09)	$(0.10)
(ii)	Assets
	Total Assets - Canadian GAAP	$58,995,943	$58,995,943	$48,192,238	$45,309,626
	Unproven Mineral Right Interests expensed under US GAAP (b)	(45,724,374)	(45,724,374)	(39,636,452)	(38,046,153)
	Total Assets - US GAAP	$13,271,569	$13,271,569	$8,555,786	$7,263,473
(iii)	Deficit
	Closing deficit - Canadian GAAP	$(22,969,189)	$(22,969,189)	$(19,995,391)	$(15,868,777)
	Adjustment to deficit for accumulated
	Unproven Mineral Right Interests expensed under US GAAP (b)	(45,724,374)	(45,724,374)	(39,636,452)	(38,046,153)
	Closing deficit - US GAAP	$(68,693,563)	$(68,693,563)	$(59,631,843)	$(53,914,930)
(iv)	Cash Flows – Operating Activities
	Cash applied to operations - Canadian GAAP	$(15,740,167)	$(2,223,930)	$(2,107,517)	$(1,975,360)
	Unproven Mineral Right Interests expensed under US GAAP (b)	(45,724,374)	(6,087,922)	(1,590,299)	(3,526,492)
	Cash applied to operations - US GAAP	$(61,464,541)	$(8,311,852)	$(3,697,816)	$(5,501,852)
(v)	Cash Flows – Investing Activities
	Cash applied - Canadian GAAP	$(50,670,468)	$(5,644,326)	$(3,097,620)	$(3,314,277)
	Add Unproven Mineral Right Interests expensed - US GAAP (b)	45,724,374	6,087,922	1,590,299	3,526,492
	Cash applied under US GAAP	$(4,946,094)	$443,596	$(1,507,321)	$212,215

  In addition, as at June 30, 2011 and 2010, unproven mineral right interests would have been $3,114,754 and $3,010,909 respectively under US GAAP, representing capitalized acquisition costs.

KIMBER RESOURCES INC.
(An exploration and development stage company)
Notes to Consolidated Financial Statements
For the Years Ended June 30, 2011, 2010 and 2009
(Canadian dollars)

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

a)	(continued)

  The components of shareholders’ equity under US GAAP would be as follows:

	2011	2010	2009
Shareholders’ Equity
Common shares	$74,543,371	$63,556,255	$56,753,646
Additional paid-in capital	5,506,745	4,089,747	4,031,196
Deficit	(68,693,563)	(59,631,843)	(53,914,930)
Total shareholders’ equity	$11,356,553	$8,014,159	$6,869,912

b)	Unproven Mineral Right Interests

  Under Canadian GAAP, mineral exploration expenditures can be deferred on prospective mineral rights until mine development and construction commences at which time such costs form part of the mineral property costs and are amortized over the life of the mine. If the property or rights are abandoned, or if management’s assessments of the probability of profitable exploitation of the property are not favourable, the mineral right interest is written off. For Canadian GAAP purposes, Kimber’s policy is to capitalize all expenditures associated with the prospective properties and rights including payments made to maintain Kimber’s right to explore these properties and earn its future rights and options to acquire these concessions once all requirements under the option agreements have been satisfied. In addition, Kimber would include proceeds from property option payments received by Kimber in unproven mineral right interests.

  Under US GAAP, expenditures incurred to acquire interests in mineral properties or concessions are capitalized. However, all exploration and evaluation expenditures are expensed. Accordingly, as at June 30, 2011, 2010 and 2009, unproven mineral right interests would have been reduced by $45,724,374, $39,636,452, and $38,046,153 respectively and for the years ended June 30, 2011, 2010 and 2009, net loss would have increased by $6,087,922, $1,590,299, and $3,526,492 respectively for US GAAP purposes.

  Under US GAAP, proceeds from property option payments would be included in other income. Since no option payments have been received during the reporting periods, there is no difference to report between Canadian and US GAAP.

  For Canadian GAAP, cash flows relating to mineral property costs are reported as investing activities. For US

  GAAP, these costs would be characterized as operating activities.

c)	Income Taxes

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

KIMBER RESOURCES INC.
(An exploration and development stage company)
Notes to Consolidated Financial Statements
For the Years Ended June 30, 2011, 2010 and 2009
(Canadian dollars)

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

c)	Income Taxes (continued)

  During 2011 and 2010, Kimber did not recognize any accrued interest or penalties related to unrecognized tax benefits within the statement of operations or balance sheet.

d)	Stock-Based Compensation

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

14.	SUBSEQUENT EVENTS

  On July 18, 2011, 150,000 Kimber stock options with an exercise price of $2.40 expired.

  On July 26, 2011, Kimber announced the closing of a bought deal private placement. Kimber issued 5,060,000 common shares at a price of $1.60 per share for gross proceeds of $8,096,000. The underwriters were paid a cash commission of 6.5% of the gross proceeds. The net proceeds of the offering will be used for exploration and development of the Monterde property.

  On September 24, 2011, 1,997,459 Kimber warrants with an exercise price of $1.80 expired.

KIMBER RESOURCES INC.
(An exploration and development stage company)
Consolidated Schedule of Unproven Mineral Right Interests (note 3)
(Canadian dollars)

	June 30,		June 30,		June 30,
	2011	Additions	2010	Additions	2009
MEXICO
Monterde Property
Acquisition	$3,114,754	$103,845	$3,010,909	$164,030	$2,846,879
Exploration
Amortization	724,670	89,621	635,049	100,836	534,213
Assays	4,283,788	482,902	3,800,886	15,530	3,785,356
Drilling	15,173,025	2,042,686	13,130,339	-	13,130,339
Engineering	3,475,797	809,735	2,666,062	534,456	2,131,606
Environmental study	1,424,372	93,805	1,330,567	10,812	1,319,755
Field, office	2,015,192	575,186	1,440,006	366,487	1,073,519
Geological, geophysical	8,146,213	998,730	7,147,483	655,748	6,491,735
Legal	854,117	98,939	755,178	83,796	671,382
Maps, reports, reproductions	1,228,775	96,523	1,132,252	97,186	1,035,066
Metallurgy	1,053,706	167,429	886,277	110,538	775,739
Road and drill site construction	2,185,590	142,763	2,042,827	-	2,042,827
Salaries and wages	914,931	93,388	821,543	39,443	782,100
Scoping study	25,482	-	25,482	-	25,482
Socioeconomic studies	65,301	-	65,301	-	65,301
Stakeholder costs	79,105	-	79,105	-	79,105
Supplies	2,295,899	287,170	2,008,729	119,675	1,889,054
Travel, accommodation	1,788,342	109,045	1,679,297	99,398	1,579,899
Third party recoveries	(9,931)	-	(9,931)	-	(9,931)
	45,724,374	6,087,922	39,636,452	2,233,905	37,402,547
	48,839,128	6,191,767	42,647,361	2,397,935	40,249,426
Setago Property
Acquisition	27,883	-	27,883	6,901	20,982
Exploration	96,480	-	96,480	26,199	70,281
Expenditures written off (note 3)	(124,363)	-	(124,363)	(124,363)	-
	-	-	-	(91,263)	91,263
Pericones Property
Acquisition	50,927	-	50,927	21,256	29,671
Exploration
Amortization	4,554	-	4,554	2,445	2,109
Assays	88,627	-	88,627	44,162	44,465
Drilling	246,481	-	246,481	233,184	13,297
Environmental study	13,844	-	13,844	3,839	10,005
Geological, geophysical	601,326	-	601,326	242,726	358,600
Maps, reports, reproductions	6,122	-	6,122	353	5,769
Road construction	25,446	-	25,446	25,446	-
Supplies	57,866	-	57,866	18,280	39,586
Travel, accommodation	149,977	-	149,977	50,483	99,494
	1,194,243	-	1,194,243	620,918	573,325
Expenditures written off (note 3)	(1,245,170)	-	(1,245,170)	(1,245,170)	-
	-	-	-	(602,996)	602,996

Total unproven mineral right interests	$48,839,128	$6,191,767	$42,647,361	$1,703,676	$40,943,685

  See notes to the consolidated financial statements

KIMBER RESOURCES INC.
(An exploration and development stage company)
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

  See notes to the consolidated financial statements

KIMBER RESOURCES INC.
(An exploration and development stage company)
Consolidated Schedule of Share Capital Since Inception (continued)
(Canadian dollars)

	Number	Price	Amount

For cash, private placement	10,380,832	$1.84	$19,095,038
Exercise of options	549,570	0.98	540,218
Exercise of warrants	2,451,692	1.80	4,413,050
Share issue costs			(644,307)
Reallocated from contributed surplus on exercise of options			329,876
Balance June 30, 2006	47,114,922		42,766,942
Exercise of options	742,032	1.11	825,013
Exercise of warrants	1,566,666	1.80	2,819,999
Share issue costs			(4,047)
Reallocated from contributed surplus on exercise of options			354,425
Balance June 30, 2007	49,423,620		46,762,332
Exercise of options	463,000	0.46	213,550
For cash, private placement	8,000,000	0.75	6,000,000
Fair value assigned to warrants			(867,288)
Share issue costs			(86,601)
Reallocated from contributed surplus on exercise of options			10,212
Balance June 30, 2008	57,886,620		52,032,205
Exercise of options	200,000	0.73	146,000
For cash, private placement	4,000,000	1.25	5,000,000
Fair value assigned to warrants			(175,015)
Share issue costs			(350,804)
Reallocated from contributed surplus on exercise of options			101,260
Balance June 30, 2009	62,086,620		56,753,646
Exercise of options	3,333	0.65	2,166
Exercise of warrants	2,307,333	1.25	2,884,167
For cash, public offering	3,613,300	1.07	3,849,578
Share issue costs			(425,857)
Reallocated from contributed surplus on exercise of options			715
Reallocated from contributed surplus on exercise of warrants			491,840
Balance June 30, 2010	68,010,586		63,556,255
Exercise of options	79,500	0.72	57,075
Exercise of warrants	10,000	1.80	18,000
For cash, public offering	9,085,000	1.40	$12,719,000

  See notes to the consolidated financial statements

KIMBER RESOURCES INC.
(An exploration and development stage company)
Consolidated Schedule of Share Capital Since Inception (continued)
(Canadian dollars)

	Number	Price	Amount

Fair value assigned to warrants			$(659,595)
Fair value assigned to broker warrants			(146,081)
Share issue costs			(1,084,883)
Share issue costs assigned to warrants			56,262
Reallocated from contributed surplus on exercise of options			25,850
Reallocated from contributed surplus on exercise of warrants			1,488
Balance June 30, 2011	77,185,086		$74,543,371

  See notes to the consolidated financial statements

  Kimber Resources Inc.
  Management’s Discussion and Analysis
  For the year ended June 30, 2011

  The following management’s discussion and analysis (“MD&A”) of Kimber Resources Inc.’s (“Kimber” or the “Company”) financial position is for the year ended June 30, 2011 compared to the year ended June 30, 2010 and covers information up to the date of this MD&A as stated below. This discussion should be read in conjunction with the attached consolidated financial statements which have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). This MD&A may contain certain forward-looking statements about Kimber’s future prospects, and Kimber provides no assurance that actual results will meet management’s expectations.

  All amounts are stated in Canadian dollars unless indicated otherwise. Additional information regarding Kimber is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.com, and on Kimber’s website at www.kimberresources.com.

  This management’s discussion and analysis is dated September 27, 2011.

  Introduction

  Kimber’s strategy is to excel as an exploration and development company specializing in the discovery, definition and development of gold and silver deposits in Mexico, building mineral resources and advancing projects into valuable assets capable of becoming profitable mining operations. Kimber seeks to achieve these goals by focusing activities and cash expenditures on areas that will enhance assets while maintaining safe work conditions, protecting the environment and building strong relationships with local communities and stakeholders.

  Kimber’s principal asset is the Monterde project, which is 29,296 hectares in size and is located in the prolific Sierra Madre Gold-Silver belt of Northern Mexico. The Monterde project hosts substantial gold-silver mineralization and has three deposits located within two kilometres of each other. Kimber is currently advancing the Monterde project towards a production decision.

  An independent updated Preliminary Economic Assessment for Monterde, prepared in accordance with the reporting requirements of National Instrument 43-101, was filed on SEDAR on July 25, 2011 and was filed on EDGAR on July 28, 2011.

  The consolidated financial statements for the years ended June 30, 2011 and 2010 are prepared on a going-concern basis, which assumes that Kimber will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. Kimber does not generate cash flows from operations and accordingly, Kimber will need to raise additional funds through future issuance of securities. Although Kimber has been successful in raising funds in the past, there can be no assurance Kimber will be able to raise sufficient funds in the future, in which case Kimber may be unable to meet its obligations as they come due in the normal course of business. If Kimber cannot raise funds, its mining properties may be joint ventured, optioned, sold or abandoned.

  Kimber has not determined whether any of its properties contain mineral reserves that are economically recoverable. It is not possible to predict whether financing efforts will be successful or if Kimber will attain profitable level of operations. Since inception, Kimber has incurred cumulative losses of $22,969,189 (June 30 2010; $19,995,391) and incurred a net loss of $2,973,798 for the year ended June 30, 2011 (June 30 2010; $4,126,614). These factors may cast substantial doubt regarding Kimber’s ability to continue as a going concern. Should Kimber be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts on the balance sheet.

  The consolidated financial statements for the years ended June 30, 2011 and 2010 do not include any adjustments to the carrying value of assets and liabilities, and changes to balance sheet classifications that may be necessary should Kimber not continue as a going concern and these adjustments and reclassifications could be material.

  Kimber Resources Inc. is based in Vancouver, British Columbia and trades on the NYSE Amex under the symbol “KBX” and on the Toronto Stock Exchange under the symbol “KBR.”

  Results of Operations

  Year ended June 30, 2011

  Kimber’s net loss for the fiscal year ended June 30, 2011 was $2,973,798 or $0.04 per common share compared with a net loss of $4,126,614 or $0.06 loss per share for the year ended June 30, 2010. The principal reasons for the decrease in net loss were write downs in the year ended June 30, 2010 of previously capitalized costs for the Pericones and Setago properties.

  During the fiscal year ended June 30, 2011 Kimber incurred expenditures of $6,191,767 on its mineral properties which have been capitalized, $103,845 for property acquisition and tax payments and exploration and evaluation of $6,087,922. Exploration and evaluation activity during the year ended June 30, 2011 was focused on the Monterde project.

  This compares to expenditures during the fiscal year ended June 30, 2010 of $3,073,209 on its mineral properties; $192,187 for property acquisition payments and exploration expenditures of $2,881,022.

  Exploration expenditures on the Monterde project increased in the year ended June 30, 2011 compared to the year ended June 30, 2010 mainly due to a drilling program which started in January 2011, and the related assay, geological and other costs.

  A summary of unproven mineral right interests for the current and comparable period is included in the table below:

	Year Ended	Year Ended
	June 30, 2011	June 30, 2010
Unproven mineral right interests
Property acquisition and taxes	$103,845	$192,187
Exploration and evaluation	6,087,922	2,881,022
Total expenditures	$6,191,767	$3,073,209
Pericones write down	-	(1,245,170)
Setago write down	-	(124,363)
Net capitalized expenditures	$6,191,767	$1,703,676

Exploration and evaluation, by location
Monterde	$6,087,922	$2,233,905
Pericones	-	620,918
Setago	-	26,199
Total expenditures	$6,087,922	$2,881,022

Monterde expenditures included
Assays	$482,902	$15,530
Drilling	2,042,686	-
Engineering	809,735	534,456
Field Office	575,186	366,487
Geological, geophysical	998,730	655,748
Supplies	287,170	119,675
Other categories	891,513	542,009
Total Monterde expenditures	$6,087,922	$2,233,905

Total Pericones expenditures	$-	$620,918
Total Setago expenditures	$-	$26,199

  Monterde expenditures

  One additional concession covering 30 hectares, the San Francisco concession, was purchased at a cost of $78,192 (US$75,000) during the year ended June 30, 2010.

  Drilling costs were $2,042,686 for the year ended June 30, 2011 compared to $nil for the year ended June 30, 2010. In January 2011, Kimber announced a significant drill program at Monterde. The drill program was designed to expand and upgrade mineral resources at the Carmen and Veta Minitas deposits, to drill test new exploration targets and to gain drill samples for metallurgical and condemnation purposes. This program was initially planned at 30,000 metres but has subsequently been expanded to over 40,000 metres which includes over 38,000 metres of drilling targeted to expand mineral resources and the remainder planned for metallurgical and condemnation drilling.

  Assay costs were $482,902 for the year ended June 30, 2011 compared to $15,530 for the year ended June 30, 2010. The increase in these costs is a result of the assays associated with the current year’s drill program.

  Engineering costs increased for the year ended June 30, 2011 as a result of the updated technical reports, including the updated Preliminary Economic Assessment, prepared during 2011 and filed on SEDAR on July 25, 2011 and filed on EDGAR on July 28, 2011.

  Geological and geophysical costs increased during the year ended June 30, 2011 as a result of extra costs associated with the drilling program.

  The increase in the cost of exploration supplies also increased as a result of the drilling activity.

  Pericones expenditures

  Towards the end of the year ended June 30, 2010, Kimber made the decision to discontinue exploration activities on the Pericones property in the next twelve months based on Kimber’s exploration and development priorities at Monterde. Capitalized expenditures, in the amount of $1,245,170 were written off during the year ended June 30, 2010. Ongoing property maintenance costs of $39,296 were incurred and expensed to general exploration costs during the year ended June 30, 2011.

  Setago expenditures

  During the year ended June 30, 2010, Kimber made the decision to discontinue exploration activities on the Setago property based on Kimber’s exploration and development priorities at Monterde. Capitalized expenditures in the amount of $124,363 were written off during the year ended June 30, 2010. Ongoing property maintenance costs of $28,527 were incurred and expensed to general exploration costs during the year ended June 30, 2011.

  Administration costs

  Salary and benefit expenses include stock based compensation charges. Salary and benefit expenses were $1,474,461 during the year ended June 30, 2011 compared to $1,346,601 for the year ended June 30, 2010.

    Salary and benefits expenses net of stock based compensation charges were $779,539 for the year ended June 30, 2011 compared to $795,495 for the year ended June 30, 2010.
    Costs were comparable for both years due to consistent management and administrative staffing.

    Non-cash stock based compensation charges were $694,922 for the year ended June 30, 2011 compared to $551,106 for the year ended June 30, 2010. Current year charges were higher than the comparable year because of a higher fair value of the annual grant of options made in February 2011

  Legal, consulting and audit costs were $527,730 for the year ended June 30, 2011 compared to $462,367 in the previous year. The increase in costs was largely attributable to additional consulting work relating to corporate finance activities.

  Investor relations and shareholder communications expenses were $193,203 for the year ended June 30, 2011 compared to $109,387 for the year ended June 30, 2010. The increase for the current year was attributable to an increase in activity, including the production and airing of a company video clip, increased online advertising and increased news release preparation and dissemination.

  Office, insurance and miscellaneous expenses were $250,437 for the year ended June 30, 2011 compared to $264,217 for the year ended June 30, 2010. The main component of these costs related to business insurance. Insurance costs included in the above total were $125,121 for the year ended June 30, 2011 compared to $148,383 for the year ended June 30, 2010. The decrease was due primarily to a reduction in the annual premium for director’s and officer’s liability insurance.

  Transfer and filing fees were $139,468 for the year ended June 30, 2011 compared to $152,575 for the year ended June 30, 2010. Transfer and filing fees includes fees paid to Kimber’s transfer agent and annual listing fees paid to the Toronto and NYSE Amex stock exchanges. Fees for the current year are comparable to those incurred during the previous year.

  General exploration costs were $71,038 for the year ended June 30, 2011 compared to $147,169 for the year ended June 30, 2010. These costs include costs incurred on the Pericones ($39,296) and Setago properties ($28,527) during 2011which are no longer being capitalized in addition to costs associated with investigating new projects ($3,215). During the previous year, members of Kimber’s geology team were more actively engaged in searching for new projects in Mexico. These costs included travel and payroll costs and were expensed as incurred.

  Kimber recorded a loss from foreign exchange of $113,374 during the year ended June 30, 2011 compared to a loss of $3,766 in the year ended 2010. The loss originates from funds advanced to Mexico during the year that have depreciated in value due to fluctuations in the Mexican peso or United States dollar relative to the Canadian dollar.

  Selected Annual Information

  The following information is for each of the three fiscal years ended June 30, 2011, 2010 and 2009:

	2011	2010	2009
Investment income	$40,366	$7,328	$74,611
Net loss	$(2,973,798)	$(4,126,614)	$(2,391,005)
Net loss per share – basic and diluted	$(0.04)	$(0.06)	$(0.04)
Total assets	$58,995,943	$48,192,238	$45,309,626
Long-term liabilities	-	-	-
Dividends	-	-	-

  Kimber’s investment income increased during the current fiscal year due to higher interest rates from short term investments compared to the previous year and the cash and cash equivalents on hand that were available for short-term investment in 2011.

  Kimber’s net assets have increased over the fiscal periods mainly because of share capital proceeds raised through a public offering, private placements, exercise of warrants and increased unproven mineral right interests expenditures capitalized during the years.

  Summary of Quarterly Results September 30, 2009 to June 30, 2011

	Q4	Q3	Q2	Q1
	Jun30/11	Mar31/11	Dec31/10	Sep30/10
Interest income	$15,883	$18,980	$3,415	$2,088
Total Loss	$(778,567)	$(937,767)	$(636,114)	$(621,350)
Loss per share – basic and diluted	$(0.01)	$(0.01)	$(0.01)	$(0.01)

	Q4	Q3	Q2	Q1
	Jun30/10	Mar31/10	Dec31/09	Sep30/09
Interest income	$1,037	$2,408	$979	$2,904
Total Loss	$(1,998,619)	$(1,048,227)	$(541,303)	$(538,465)
Loss per share – basic and diluted	$(0.03)	$(0.02)	$(0.01)	$(0.01)

  The loss of $1,998,619 for the quarter ended June 30, 2010 includes a charge of $1,245,170 incurred to write down Pericones expenditures previously capitalized, $74,073 for general exploration costs, and $151,107 for a stock based compensation charge.

  The loss of $1,048,227 for the quarter ended March 31, 2010 includes a charge of $124,363 incurred to write down Setago expenditures previously capitalized, $73,096 for general exploration costs, $303,187 for a stock based compensation charge for the annual option grant which was granted during the quarter, and an foreign exchange loss of $76,078.

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

  Financial Condition

  At June 30, 2011, Kimber had working capital of $7,692,715 (2010 - $4,505,290). Kimber has no long-term debt or long-term obligations. The change in working capital for the year ended June 30, 2011 is the result of an increase in cash to $8,401,429 (2010 – $4,560,493) an increase in amounts receivable to $1,078,794 from $355,471 offset by an increase in current liabilities to $1,915,016 as at June 30, 2011 compared to $541,627 as at June 30, 2010. Cash increased as a result of the financing in December 2010. The increase in amounts receivable is the result of greater amount of IVA receivable due to higher expenses in Mexico and the increase in accounts payable and accrued liabilities is the result of the current drilling program in Monterde.

  Cash Flows

  Kimber has generated cash inflows from selling its shares either through financings or the exercise of outstanding stock options and warrants. There is a risk that these financings will not be possible and that options and warrants may not be exercised if Kimber’s share price falls below the exercise price.

  Amounts receivable were $1,078,794 at June 30, 2011 compared to $355,471 at June 30, 2010. The increase was due to a greater amount of IVA (value added) Tax receivable from the Government of Mexico. Receivables for IVA, which is currently charged at 16% of expenditures in Mexico, was $1,009,003 at June 30, 2011 compared to $328,203 as at June 30, 2010. The amount of IVA receivable has increased because of the increase in costs associated with the drilling program.

  Kimber has been experiencing delay in obtaining IVA refunds. Subsequent to June 30, 2011, Kimber has received refunds of $105,809 relating to amounts outstanding for more than nine months.

  As at June 30, 2011, IVA of $180,910 (June 30, 2010; $19,656) has been outstanding for more than one year. All other amounts receivable are aged within one year. At the date of this MD&A management believes that the full amount of the IVA is recoverable.

  Prepaid expenses were $127,508 at June 30, 2011 compared to $130,953 at June 30, 2010. Prepaid expenses include amounts for annual insurance premiums, annual stock exchange listing fees and annual software licensing fees. The current amounts are comparable to the previous year.

  Kimber made equipment purchases of $157,493 during the year ended June 30, 2011 compared to $15,562 for the year ended June 30, 2010. The main components of the additions were for an upgrade of the camp in Mexico ($67,231) and purchase of trucks in Mexico ($59,890).

  Property acquisition costs of $103,845 were incurred for concession taxes for the year ended June 30, 2011. For the year ended June 30, 2010 property acquisition costs totaled $192,187 and included the purchase of a new concession on the Monterde Property. Future acquisition expenditures on these staked concessions should be minimal as there are no further property purchase payments required.

  Share capital increased cash inflows during the fiscal year ended June 30, 2011, by an aggregate of $11,709,192, $12,719,000 through the issuance of 9,085,000 common shares issued by a public offering at a cost of $1.40 per share, $57,075 from 79,500 shares issued on exercise of stock options, $18,000 from 10,000 shares issued on the exercise of warrants, partially offset by share issuance costs of $1,084,883.

  Financings

  On July 26, 2011, Kimber announced that it had closed a bought deal private placement of 5,060,000 common shares that were issued at a price of $1.60 per share for gross proceeds of $8,096,000. The underwriters were paid a cash commission of 6.5% of the gross proceeds.

  On December 23, 2010, Kimber announced that it had closed an offering of 9,085,000 units that were issued at a price of $1.40 per unit for gross proceeds of $12,719,000. Each unit consisted of one common share of Kimber and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of Kimber for a period of two years following the closing at a price of $1.80. In addition, 544,050 Underwriter warrants were issued. Each Underwriter warrant entitles the holder to purchase one common share of Kimber for a period of two years following the closing at a price of $1.40.

  Share issue costs of this financing were $1,084,833, plus non-cash costs of $146,081 relating to broker’s warrants, for net proceeds of $11,634,117.

  During the year ended June 30, 2011 stock options were exercised for proceeds of $57,075 (June 30, 2010; $2,166) and warrants were exercised for proceeds of $18,000 (June 30, 2010; $2,884,167).

  Contractual Obligations

  Kimber has no long-term debt and does not anticipate that it will require debt financing for current planned expenditures. Kimber has no future contractual obligations to property vendors for the Monterde, Setago or Pericones Properties.

  Kimber leases its premises under an operating lease which expires on June 30, 2012. Kimber is obligated to make basic rent payments under its operating lease in the fiscal year ended June 30, 2012 totalling $111,367. In addition, under the lease Kimber has the obligation to pay its proportionate share of operating costs and taxes for the building.

  Capital Resources and Liquidity

  Capital resources of Kimber consist primarily of cash and liquid short-term investments. As at August 31, 2011 Kimber had cash and Canadian and U.S. government treasury bills totaling approximately $13,562,000, approximately $1,100,000 in amounts receivable and an estimated $2,100,000 in accounts payable and accrued liabilities.

  Based on the current cash resources, management believes that it has sufficient cash to continue operations for more than twelve months. Management will be reviewing cash expenditures on an ongoing basis, and may be seeking to obtain additional financing. There can be no assurance that Kimber will succeed in obtaining additional financing, now or in the future. The current market conditions could make it difficult or impossible for Kimber to raise necessary funds to meet its capital requirements. Failure to raise additional financing on a timely basis could cause Kimber to suspend its operations and eventually to forfeit or sell its interest in its properties. In the past, Kimber has been successful at raising funds to continue work on its mining properties. However, there is no certainty that Kimber will be able to raise additional funding on reasonable terms if at all, in which case the property may be joint ventured, sold or abandoned.

  Kimber has no plans for debt financing at this time.

  Kimber does not anticipate the payment of dividends in the foreseeable future.

  Related Party Transactions

  There were no related party transactions during the period.

  Mineral Properties

  The Monterde property, located in the Sierra Madre region of south-western Chihuahua State, Mexico, is Kimber’s principal asset. As at June 30, 2011, the Monterde property is comprised of 35 mineral concessions covering 29,296 hectares and which extend 37 kilometres along the trend of mineralization.

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

  Kimber has announced results from the ongoing drilling program at Monterde in a number of news releases throughout the year.

  Monterde – Carmen
  The Carmen deposit is the main deposit located to date on the Monterde property. The Carmen deposit has been exploited in historic underground workings. Kimber has completed a number of exploration programs on the deposit. The current mineral resource estimate defined a high grade gold-silver mineral resource with improved metallurgical recoveries, which lies within an overall larger lower grade mineral resource. This latest mineral resource estimate was based on 587 drill holes and 329 metallurgical tests after thorough geological and metallurgical reviews.

  Monterde - Veta Minitas
  Veta Minitas is located approximately 250 metres south-west of the Carmen gold-silver deposit. The current mineral resource estimate defined a high grade gold-silver mineral resource which lies within an overall larger lower grade mineral resource. This mineral resource estimate was based on 64 drill holes and 17 metallurgical tests after a thorough geological review.

  Monterde – Carotare
  The Carotare zone of mineralization is located 2 kilometres west of the Carmen Deposit. The current mineral resource estimate for the Carotare deposit was based on 60 drill holes and 18 metallurgical samples after a thorough geological review.

  Monterde – Preliminary Economic Assessment
  An updated Preliminary Economic Assessment for the Carmen and Veta Minitas Deposits at the Monterde property is described in the Kimber Resources news release of June 8, 2011, and a technical report prepared by Micon International Limited, with assistance by Kirkham Geosystems Ltd., Knight Piésold Consulting Ltd. and other consultants employed directly by Kimber, was filed on SEDAR on July 25, 2011 and on EDGAR on July 28, 2011.

  Kimber holds mineral rights to the Pericones property in the State of Estado de Mexico, Mexico and holds mineral rights to the Setago property in the State of Chihuahua, Mexico. All expenditures on these two properties have been written off or expensed previously.

  Pericones
  Pericones is located approximately 160 kilometres southwest of Mexico City in a belt that is well known for silver veins, some of which have been mined. The 100% owned Pericones property covers 11,890 hectares.

  Setago
  The 100% owned Setago Property, which consists of 3 concessions totalling 10,069 hectares, lies approximately 24 kilometres to the west of Monterde.

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

  The disclosure in this MD&A of technical information has been prepared under the supervision of Petrus (Marius) Mare, Professional Geologist,Vice President Exploration of Kimber, a Qualified Person under NI 43-101.

  Safety

  Kimber continues to encourage a safe work environment. Safety meetings have been held and first aid instruction given. Protective equipment is mandatory in the vicinity of heavy machinery and underground. There were no lost time incidents during the year ended June 30, 2011.

  Off-Balance Sheet Arrangements

  Kimber has no off-balance sheet arrangements or transactions and none are contemplated.

  Capital Management

  The capital structure of Kimber consists of equity attributable to common shareholders comprising issued capital, contributed surplus and deficit. Total capital as at June 30, 2011 was $57,080,927 (June 30, 2010; $47,650,611). Kimber has no externally imposed capital requirements.

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

  The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

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

  The following table sets forth Kimber’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy. As at June 30, 2011, those financial assets are classified in their entirety based on the level of input that is significant to the fair value measurement.

	Total	Level 1
Financial Assets
Cash and cash equivalents	$ 8,401,429	$ 8,401,429

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

  The types of risk exposures and the way in which such exposures are managed are as follows:

  Concentration Risk

  Concentration risks exist in cash and cash equivalents because significant balances are maintained with one financial institution. As at June 30, 2011, over 99% (2010; 98%) of cash and cash equivalents were invested with one financial institution in cash and Canadian and U.S. Government Treasury Bills with maturities of less than 90 days.

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

  Amounts receivable consists primarily of paid value added tax recoverable (“IVA”) from the Mexican Government for Mexican expenditures. Kimber regularly reviews the collectability of its amounts receivable. IVA refunds for some periods have been received in July 2011 and August 2011.

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

	Less than 1
	month	1-3 months	Total
At June 30, 2011
Accounts payable	$1,631,757	-	$1,631,757
Accrued liabilities	-	$283,259	$283,259

At June 30, 2010
Accounts payable	$348,627	-	$348,627
Accrued liabilities	-	$193,000	$193,000

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

  The majority (2011; 88%, 2010; 60%) of Kimber’s monetary assets are held in Canadian dollars. A 5% change in the US dollar and Mexican peso will affect Kimber as is indicated in the following table.

	2011	2010
Change in Loss
United States dollars	$59,115	$79,409
Mexican pesos	$12,486	$11,595

  Legal Proceedings

  Kimber and its subsidiaries are not parties to any legal proceedings and have no material contingent liabilities as at June 30, 2011.

  Critical accounting policies and estimates

  A comprehensive discussion of Kimber’s significant accounting policies is contained in Note 2 to the consolidated financial statements. There have been no changes in accounting policies during the year ended June 30, 2011.

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

  Costs include the cash consideration and the fair value of shares issued on the acquisition of mineral rights. Rights acquired under option or joint venture agreements, whereby payments are made at the sole discretion of Kimber, are recorded in the accounts when the payments are made. Proceeds from property option payments received by Kimber would be netted against the deferred costs of the related mineral rights, with any excess being included in operations. No option payments were received during the years ended June 30, 2011 and 2010.

  Adoption of new accounting standards

  Effective July 1, 2010, Kimber adopted the following new accounting framework issued by the Canadian Institute of Chartered Accountants (“CICA”):

  CICA Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non Controlling Interests”.

  In January 2009, the CICA issued Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non Controlling Interests” to replace Section 1581 and Section 1600. These sections shall be applied prospectively to business combinations on or after the beginning of the first annual reporting period beginning after January 1, 2011 with earlier application permitted. The new handbook sections establish updated standards on the recognition, measurement criteria and presentation for acquisitions, the accounting for assets and liabilities assumed and non-controlling interests. Kimber has adopted these standards effective July 1, 2010. There has been no impact on Kimber’s consolidated financial statements on adoption of these standards.

  Effective July 1, 2011, Kimber will adopt the following new accounting framework issued by the Canadian Institute of Chartered Accountants (“CICA”):

  International Financial Reporting Standards (IFRS)

  In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the conversion to IFRS will be applicable to Kimber’s reporting effective July 1, 2011, with restatement of comparative information presented. Kimber will be required to begin reporting under IFRS for the quarter ending September 30, 2011 and will be required to present an opening balance sheet that conforms to IFRS at the transition date of July 1, 2010. The conversion to IFRS will impact Kimber’s accounting policies, internal control over financial reporting (“ICFR”), and disclosure controls and procedures (“DC&P”). Kimber has developed an IFRS transition plan and anticipates there will be changes in accounting policies but the full impact has not been determined at this time. Over the next quarter, Kimber’s key activities will be the completion of the opening balance sheet for July 1, 2010, drafting financial statements for both the first annual and interim periods, training and communication programs, assessing the impact on information systems, education and training and performing an assessment of internal controls on financial reporting impacted by the transition.

  The three phases of Kimber’s transition plan to IFRS are as follows: scoping and planning (“phase one”), detailed assessment (“phase two”), and implementation and review (“phase three”).

  Phase One: Scoping and Planning, which involved project planning and identification of differences between current Canadian GAAP and IFRS. The resulting preliminary analysis identified areas with the highest potential impact to Kimber, based on existing IFRS. These areas are property and equipment, share-based payments, foreign currencies, provisions and contingent liabilities, impairment of assets, exploration and evaluation expenditures, income taxes, and the adoption of IFRS under the provisions of IFRS 1 First-Time Adoption of IFRS. Kimber has completed phase one of the IFRS conversion.

  Phases Two and Three: Detailed assessment involves detailed diagnostics and evaluation of the financial impacts of various options and alternative methodologies provided for under IFRS; identification and design of operational and financial business processes; initial staff training; analysis of IFRS 1; summarization of 2011 IFRS disclosure requirements; and development of required solutions to address identified issues. Kimber has substantially completed this analysis and expects to complete phases two and three in time for the filing of its financial statements in accordance with IFRS for the quarter ended September 30, 2011.

  Kimber’s management meets regularly with the Audit Committee and will keep the Audit Committee informed of management’s decisions on accounting policy choices under IFRS.

  IFRS 1, First-Time Adoption of International Financial Reporting Standards, sets forth guidance for a first-time adopter with the objective to ensure that an entity’s first IFRS financial statements contain high quality information that: is transparent for users and comparable over all periods presented; provides a suitable starting point for accounting in accordance with IFRS; and can be generated at a cost that does not exceed the benefits.

  Under IFRS 1, transition to IFRS requires retrospective application of IFRS with all adjustments applied from the date of Kimber’s inception, unless certain exemptions are applied. In absence of an exemption, all such adjustments to assets and liabilities are taken to retained earnings. Kimber is currently assessing the appropriateness of the exemptions available at the transition date.

  Canadian GAAP and IFRS Differences

  Significant differences exist in certain areas of recognition, measurement and disclosure between IFRS and Canadian GAAP (‘GAAP’). Accordingly, Kimber has currently identified the following differences between IFRS and GAAP which may result in changes to their accounting policies upon adoption of IFRS:

    Property Plant and Equipment - IFRS requires all significant components of property, plant and equipment (“PPE”) to be amortized according to their individual useful lives as determined in accordance with IFRS. Kimber is currently evaluating the impact of this difference. Though International Accounting Standard (“IAS”) 16 permits the revaluation of PPE to fair value, Kimber has selected the historical costs accounting method for its PPE. Kimber does not currently expect that this will have a material impact on its IFRS financial statements.

    Impairment of Assets - IFRS requires the assessment of asset impairment to be based on comparing the carrying amount to the recoverable amount using discounted cash flows while GAAP only requires discounting if the carrying value of assets exceeds the undiscounted cash flows. IFRS also requires the reversal of any previous asset impairments, excluding goodwill, where circumstances have changed. GAAP prohibits the reversal of impairment losses. For assets for which commercial reserves have not been established through the completion of evaluation and exploration activities, the assets are reviewed for impairment whenever facts or circumstances indicate that the cost capitalized may not be recoverable. If and when there are no future plans for activity in that field, the exploration assets are determined to be impaired and the carrying amount is charged to income. Kimber does not currently anticipate that this will have a material impact on its IFRS financial statements.

    Decommissioning Liabilities - Differences include the basis of estimation for decommissioning liabilities undiscounted cashflows, the discount rate used, the frequency of liability remeasurement, and recognition of a liability when a constructive obligation exists. Kimber does not currently expect that this will have a material impact on its IFRS financial statements.

    Income Taxes - Recognition and measurement criteria for deferred tax assets and liabilities may differ. Kimber does not currently anticipate that this will have a material impact on its IFRS financial statements.

    Functional Currency - IAS 21 requires Kimber to determine the translation differences in accordance with IFRS from the date on which a subsidiary was formed or acquired.
    IFRS 1 allows cumulative translation differences for all foreign operations to be deemed zero at the date of transition to IFRS. Kimber is currently evaluating the impact of the guidance of IAS 21 on its accounting for its foreign operations in accordance with IFRS but does not currently expect this standard to have a material impact on the financial statements.

    Stock Based Compensation - Under Canadian GAAP, Kimber recognizes share-based compensation as a single pool and the fair value is amortized on a straight-line basis over the vesting period. Under IFRS, Kimber will treat each instalment of share-based compensation with a different vesting period as a separate arrangement with its own distinct fair value measurement and will also estimate forfeitures at grant date. At July 1, 2010 the impact of this difference is approximately $63,000.

    Borrowing Costs - IAS 23 does not allow the expensing of borrowing costs, to the extent they are directly attributable to acquisition, production and construction of a qualifying asset. Kimber does not currently anticipate that this will have a material impact on its IFRS financial statements.

  Kimber is currently finalizing the impact that these and other differences may have on its opening IFRS balance sheet at July 1, 2010 and on the consolidated financial statements for the year ended June 30, 2011 as Kimber completes phases two and three of the conversion project. Also, IFRS requires significantly more disclosure than Canadian GAAP for certain standards, and Kimber is examining the impact of these increased disclosures on its interim and annual consolidated financial statements.

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

  Kimber’s management, including its Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of Kimber’s internal control over financial reporting as of June 30, 2011. In making its assessment of internal control over financial reporting, Kimber’s management used the criteria established in Internal Control an Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, Kimber’s management concluded that Kimber’s internal control over financial reporting was effective as at June 30, 2011 and no material weaknesses were identified. Kimber has certified the above in its annual filings with both the US Securities Exchange on Form 20-F, and with the Canadian Securities Administrators.

  Deloitte & Touche LLP, Kimber’s Independent Registered Chartered Accountants, have audited the consolidated financial statements of Kimber for the year ended June 30, 2011 and have issued a report on the internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States).

  This management report and the auditor attestation report shall be deemed not to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities of that section.

  There has been no change in Kimber’s internal control over financial reporting during the financial year ended June 30, 2011 that has materially affected, or is reasonably likely to materially affect, Kimber’s internal control over financial reporting.

  Disclosure Controls and Procedures

  Kimber, under the supervision and with the participation of Kimber’s management, including its Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934), and in National Instrument 52-109 of the Canadian Securities Administrators, as of June 30, 2011.

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

  Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of June 30, 2011.

  Outstanding Share Data

  Kimber has one class of shares and at June 30, 2011 and at August 31, 2011. At June 30, 2011 Kimber had 77,185,086 shares issued and 89,725,420 outstanding on a diluted basis. At August 31, 2011 Kimber had 82,333,687 shares issued and 94,631,670 outstanding on a diluted basis.

  Kimber has a stock option plan and at June 30, 2011 there were 5,466,325 options to purchase shares outstanding. Of the 5,466,325 options to purchase shares granted to employees, directors and consultants, options to purchase 4,287,992 shares had vested.

  Kimber had 7,074,009 warrants to purchase shares outstanding as at June 30, 2011. Out of this total 1,997,459 warrants with an exercise price of $1.80 expire on September 24, 2011, 4,532,500 warrants with an exercise price of $1.80 expire on December 23, 2012 and 544,050 warrants with an exercise price of $1.40 expire on December 23, 2012.

  Subsequent event

  On July 18, 2011, 150,000 Kimber stock options with an exercise price of $2.40 expired.

  On July 26, 2011 Kimber announced the closing of a bought deal private placement. Kimber issued 5,060,000 common shares at a price of $1.60 per share for gross proceeds of $8,096,000. The underwriters were paid a cash commission of 6.5% of the gross proceeds. The net proceeds of the offering will be used for exploration and development of the Monterde property, including a pre-feasibility study and continued drilling, and for general corporate and working capital purposes.

  On September 24, 2011, 1,997,459 Kimber warrants with an exercise price of $1.80 expired.

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

  For a more complete, but not exhaustive, list of potential risk factors which could affect Kimber please refer to Kimber’s current Form 20-F filed on SEDAR and EDGAR and our current Form 20-F is also available on Kimber’s website.

  Below is a brief summary of some of Kimber’s risks and uncertainties. Each of these risks is more fully described in our 20-F (our Annual Information Form), along with other risks and uncertainties.

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

