Form 20-F/A
period 2011-06-30
Kimber Resources Inc.
filed 2011-09-28
CIK 1294662

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
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

[   ] Yes [ X ] No

EXPLANATORY NOTE

The purpose of this amendment to our Annual Report on Form 20-F for the period ended June 30, 2011, filed with the Securities Exchange Commission on September 28, 2011 (the “Form 20-F”), is to furnish Exhibit 101 – Interactive Data File in accordance with Rule 405 of Regulation S-T. This Form 20-F/A continues to describe conditions as of our original filing, and does not update disclosures contained herein to reflect events that occurred at a later date. This amendment speaks as of the original filing date of the Form 20-F, does not reflect events that may have occurred subsequent to the original filing date and does not modify or update in any way disclosures made in the Form 20-F.

SIGNATURE PAGE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, Kimber Resources Inc. certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused this Annual Report be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 28, 2011

On Behalf of KIMBER RESOURCES INC.,

“/s/Gordon Cummings”
Gordon Cummings
President, Chief Executive Officer and Director

“/s/Lyn Davies”
Lyn Davies
Chief Financial Officer