Form 20-F
period 2012-06-30
Kimber Resources Inc.
filed 2012-10-01
CIK 1294662

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended June 30, 2012

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
TEL: (604) 669-2251
E-MAIL: GCUMMINGS@KIMBERRESOURCES.COM
(NAME, TELEPHONE, E-MAIL AND/OR FACSIMILE NUMBER AND ADDRESS OF COMPANY CONTACT PERSON)

Securities registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Common Shares, without par value	NYSE MKT

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 82,459,937 COMMON SHARES AS AT JUNE 30, 2012

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [ X ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued [ X ]	Other [ ]
by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

[ ] Item 17 [ ] Item 18

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

[   ] Yes [ X ] No

TABLE OF CONTENTS

GLOSSARY OF TERMS	6
Glossary of Non-Geological Terms	6
Geological and Technical Terms	8
CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	11
CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS	13
PART I	14
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	14
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	14
ITEM 3. KEY INFORMATION	14
A. Selected Financial Data	14
B. Capitalization and Indebtedness	15
C. Reasons for the Offer and Use of Proceeds	15
D. Risk Factors	15
ITEM 4. INFORMATION ON KIMBER	25
A. History and Development of Kimber	25
B. Business Overview	26
C. Organizational Structure	28
D. Property, Plants and Equipment	28
The Monterde Property	29
E. Mineral Resource Estimates	48
Non-Reserves	48
F. Metallurgy	54
Monterde Property - Carmen	54
G. Preliminary Economic Assessment	56
Non-Reserves	56
H. Other Properties	58
Pericones Property	59
Setago Property	59
Technical Disclosure	60
Other Significant Acquisitions and Dispositions	60
ITEM 4A. UNRESOLVED STAFF COMMENTS	60
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	60
A. Operating Results	62
B. Liquidity and Capital Resources	66
C. Research and Development, Patents and Licenses, Etc.	68

D. Trend Information	68
E. Off-Balance Sheet Arrangements	68
F. Tabular Disclosure of Contractual Obligations	68
G. Safe Harbour	68
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	68
A. Directors and Senior Management	68
B. Compensation	72
C. Board Practices	74
D. Employees	75
E. Share Ownership	75
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	79
A. Major Shareholders	79
B. Related Party Transactions	80
C. Interests of Experts and Counsel	81
ITEM 8. FINANCIAL INFORMATION	81
A. Consolidated Statements and Other Financial Information	81
B. Significant Changes	81
ITEM 9. THE OFFER AND LISTING	81
A. The Offer and Listing Details	81
B. Plan of Distribution	83
C. Markets	83
D. Selling Shareholders	83
E. Dilution	83
F. Expense of the issue	83
ITEM 10. ADDITIONAL INFORMATION	83
A. Share Capital	83
B. Notice of Articles and Articles	84
C. Material Contracts	89
D. Exchange Controls	89
E. Taxation	89
F. Certain United States Federal Income Tax Considerations	90
F. Dividends and Paying Agents	98
G. Statement by Experts	98
H. Documents on Display	98
I. Subsidiary Information	99
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	99
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	99
A. to C	99
D. American Depositary Receipts	99

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

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”);

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

“NYSE MKT” means the NYSE MKT stock exchange;

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

“propylitic” is a hydrothermal chemical alteration of a rock, caused by iron and magnesium bearing hydrothermal fluids, altering biotite or amphibole within the rock groundmass. It typically results in epidote - chlorite-albite alteration and veining or fracture filling with the mineral assemblage along with pyrite:

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

C onversion T able

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIM ETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

We have summarized in the tables below selected consolidated financial data for Kimber. This information has been prepared under IFRS for the years ended June 30, 2012 and 2011.

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

Under IFRS 2012 and 2011, (Selected Financial Information)

	Year	Year
	Ended	Ended
	June 30,	June 30,
	2012	2011
	$	$

Current Assets	3,243,348	9,607,731
Equipment	598,354	549,084
Mineral interests	58,966,941	48,839,128
Total Assets	62,808,643	58,995,943
Current Liabilities	822,827	1,915,016
Total Liabilities	822,827	1,915,016
Share Capital	82,235,232	74,543,371
Share Option Reserve	5,072,985	4,292,758
Warrant Reserve	1,270,474	1,271,032
Deficit	(26,592,875)	(23,026,234)
Net Loss for the Period	(3,566,641)	(2,967,411)
Basic and Diluted Loss per Share	(0.04)	(0.04)
Weighted Average Number of Common Shares Outstanding	82,052,869	73,104,638

Under IFRS applicable to junior mining companies, mineral exploration expenditures are deferred for mineral properties under exploration or development until such time as it is determined that further exploration or development is not warranted, at which time the property costs are written-off.

Except where otherwise indicated, all information extracted from or based on our consolidated financial statements are presented in accordance with IFRS for the years ended June 30, 2012 and 2011.

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

Period End and Average - C$ vs. US$

	June 30,	June 30,	June 30,	June 30,	June 30,
	2012	2011	2010	2009	2008

Period End	0.9822	1.0370	0.9429	0.8602	0.9817
Average	0.9968	1.0005	0.9474	0.8575	0.9897

Monthly High and Low - C$ vs. US$

	June	May	April	March	February	January
	2012	2012	2012	2012	2012	2012

High for Month	0.9837	1.0173	1.0200	1.0161	1.0158	1.0034
Low for Month	0.9576	0.9647	0.9950	0.9965	0.9960	0.9713

As of September 26, 2012, the exchange rate for the conversion of one Canadian dollar into U.S. dollars was C$1.00 = US$0.9842.

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

Many industries, including the precious and base metal mining industry, are impacted by global market conditions. Some of the key impacts of the recent financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, reduced consumer spending, increased unemployment rates, deteriorating business conditions, inflation, deflation, volatile fuel and energy costs, increased consumer debt levels, lack of available credit, changes in interest rates and tax rates may adversely affect our growth and profitability potential. Specifically:

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

Kimber’s consolidated financial statements for the year ended June 30, 2012 have been prepared on the basis that the Company is a going concern, which contemplates the realization of its assets and the settlement of its liabilities in the normal course of operations. Kimber has no sources of revenues and has operated at a loss since inception. As such, the ability of the Company to continue as a going concern is uncertain and is dependent upon obtaining financing necessary to meet its financial commitments and complete the development of its properties, and/or is dependent upon the Company realizing proceeds from the sale of one or more of its properties. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders, the ability of the company to obtain necessary equity financing to continue operations, confirmation of the Company’s interests in the underlying properties, and the attainment of profitable operations.

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

We have incurred net losses every year since inception on March 31, 1995 and as of June 30, 2012 had an accumulated deficit of $26,592,875. We incurred a net loss of $3,566,641 for the year ended June 30, 2012 and $2,967,411 for the year ended June 30, 2011. We currently have no commercial production and have never recorded any revenues from mining operations. We expect to continue to incur losses, and will continue to do so until such time, if ever, as our properties commence commercial production and generate sufficient revenues to fund continuing operations.

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

Our properties are located in Mexico, which can lead to difficulty with changes in political conditions and regulations, currency exchange, obtaining financing, finding and hiring qualified people or obtaining all necessary services for our operations in M exico.

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

Further exploration programs will depend on our ability to obtain additional financing which may not be available under favourable terms, if at all. If adequate financing is not available, we may not be able to commence development or continue with our exploration programs.

Future sales of our Common Shares into the public market by holders of our options and warrants may lower the market price, which may result in losses to our shareholders.

As of June 30, 2012, we had 82,459,937 Common Shares issued and outstanding. In addition, as of June 30, 2012, 6,221,965 Common Shares were issuable upon exercise of outstanding stock options, all of which may be exercised in the future resulting in dilution to our shareholders. Of these amounts, our senior officers and directors own, as a group, 6,343,324 Common Shares (7.69%), and stock options to acquire an additional 5,079,465 Common Shares. As of June 30, 2012 we may issue stock options to purchase an additional 1,492,843 Common Shares, (1.81%) under our existing stock option plan. Most of these Common Shares, including the Common Shares to be issued upon exercise of the outstanding options, are freely tradable.

Our 2007 stock option plan (the “2007 Plan”) provides for the reservation of a rolling 10% of the issued and outstanding Common Shares from time to time for the issuance of stock options, provided that the number reserved for issue is reduced by the number of options outstanding pursuant to the 2002 Plan. As of June 30, 2012, an additional 531,186 Common Shares (0.64% of the issued and outstanding Common Shares) can be reserved for issue under our 2007 Plan upon an additional listing application being made to and approved by the TSX and NYSE MKT.

In addition, as of June 30, 2012 there were 5,072,800 outstanding Warrants to purchase our Common Shares at an exercise price of $1.40 to $1.80 per share.

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

We believe we were a Passive Foreign Investment Company during the fiscal year ended June 30, 2012 and may qualify as a Passive Foreign Investment Company in subsequent years, which could have negative consequences for U.S. investors.

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

We became a reporting issuer under the applicable securities legislation of the provinces of British Columbia and Alberta on June 5, 2002 and our Common Shares were listed on the TSX Venture Exchange and commenced trading on July 16, 2002. We voluntarily delisted our Shares from the TSX Venture Exchange at the end of trading on June 17, 2004 and our Shares were listed and commenced trading on the TSX on June 18, 2004. We are also a reporting issuer in the Province of Ontario. On July 21, 2005 we filed an amended Form 20-F Registration Statement with the SEC and subsequently applied for and were listed on the American Stock Exchange (now the NYSE MKT). Trading of our Shares on the American Stock Exchange commenced on December 22, 2005.

Our head office and registered and records office are located at Suite 215 - 800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6. Telephone: (604) 669-2251. The fiscal and head office of Minera Monterde, Kimber Resources de Mexico, and Minera Pericones are located at Calle la Salle # 3230, Fracc. Lomas la Salle, Chihuahua, Chihuahua, CP 31214, Mexico Telephone: 52-614-410-8344.

Kimber Resources de Mexico and Minera Pericones, also have a corporate office at Blvd. Marina Mazatlán No. 2302, Oficina 36 Marina Mazatlán, Mazatlán, Sinaloa, México, C.P. 82103

Our principal capital expenditures since inception relate to our mineral properties in Mexico. At June 30, 2012, we had a balance of $58,966,941 in mineral interest costs relating to expenditures on the Monterde mineral property. During the fiscal year ended June 30, 2012, we incurred $10,127,813 in mineral property acquisition and exploration expenditures on the Monterde Property ($142,813 for acquisition; $9,985,000 on exploration).

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

As of June 30, 2012 we had incurred $58,966,941 on the acquisition and exploration of the Monterde Property. During the last five financial years ended June 30, 2012 we carried out a program of reverse circulation drilling, diamond core drilling, trenching and sampling on the Monterde Property.

Management

During the year ended June 30, 2012 Kimber appointed James Currie as Chief Operating Officer effective January 11, 2012. Mr. Currie resigned as Chief Operating Officer effective July 31, 2012. Petrus (Marius) Mare resigned as Vice President, Exploration effective April 10, 2012. On July 31, 2012 Kimber announced the appointments of David Hembree as Vice President, Exploration and James McKay as Vice President, Project Development.

Mining and Environmental Regulations in Mexico

Under the Mexican Constitution and the mining and environmental laws of Mexico, all mining projects are subject to Federal legal control; State and Municipal governments have small participation in the permitting process. This control is exercised from the exploration phase through the closure phase of a mining project. Prior to the initiation of exploration activities, concession owners are required to file a notice of commencement of exploration activities in conformity with Mexican Official Norm 120 (NOM-120); prior to initiation of construction activities (and also in some more intrusive exploration activities), mining projects are required to apply for and obtain an environmental impact authorization and a land use permit from the Mexican Federal environmental agency SEMARNAT (Secretaria de Medio Ambiente y Recursos Naturales). This requires the presentation of an environmental impact manifest and a technical study which deals with the impacts, the environmental mitigation, and habitat compensation to the satisfaction of the authorities having environmental jurisdiction. A written consent from the municipal government where the property is located is required for the approval of or an extension to a blasting permit and for the use of municipal land. A permit for civil construction for building mine infrastructure must also be issued by the municipal government

Mineral Rights

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

Seasonal changes do not have a material impact on our exploration expenditures

C. Organizational Structure

We beneficially own all of the corporate participation units in the capital stock of Minera Monterde, S. de R.L. de C.V. The registered partners of Minera Monterde are: Kimber Resources Inc. as to one (01) Partnership Contribution for $2,990 Mexican pesos, and Gordon Cummings, as to one (01) Partnership Contribution for $10 Mexican pesos, which interest is held in trust for the benefit of Kimber Resources Inc.

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

Table 1

THE MONTERDE PROPERTY

Monterde Concessions

Concession	Title	Area in	Expiry Date
Name	Number	Hectares	(mo/day/year)

Group 1 Concessions
Monte Verde	209794	26.0000	08/08/2049
Los Hilos	209793	6.0000	08/08/2049
El Carmen	210811	11.0000	11/29/2049
El Carmen II	209795	22.0000	08/08/2049

Group 2 Concessions
Anexas de Guazapares	212541	20.0000	10/30/2050
Anexas de Guazapares	212552	19.0000	10/30/2050
Anexas de Guazapares	212542	9.7535	10/30/2050

Group 3 Concessions
Anexas de Guazapares	236451	90.0000	07/01/2060

Group 4 Concessions
Ampliacion Guadalupe	226011	59.0799	11/14/2055

Concession	Title	Area in	Expiry Date
Name	Number	Hectares	(mo/day/year)

El Coronel Concessions

La Bonanza	192039	98.2751	12/18/2041

Montaña de Oro	205334	183.0045	08/07/2047
La Verde	217341	195.0000	07/01/2052
La Flor de Oro	217342	148.1485	07/01/2052
San Cristobal	217344	196.1159	07/01/2052
El Carmen [1]	217345	10.8835	07/01/2052
Merlin	217346	3.9176	07/01/2052
La Morena	217348	53.5533	07/01/2052
La Malinche	217347	248.1107	07/01/2052
Bola de Oro	216991	100.6203	06/04/2052
Venadito II	217349	167.8195	07/01/2052

Staked Concessions

Stratus	219869	45.1100	04/24/2053
Dakota	219107	74.2600	02/06/2053
Rubia	223447	780.4720	01/10/2055
Rubia Fraccion 1	223448	23.4900	01/10/2055
Rubia Fraccion 2	223449	0.4950	01/10/2055
Los Abuelos Frac. Oeste	218532	0.9416	11/21/2052
Los Abuelos Frac. Este	218533	0.1974	11/21/2052
Rubia 2	226555	11,360.3100	01/26/2056
Rubia 2 Fraccion 2	226556	1.0214	01/26/2056
Rubia 3	226371	15,258.0241	01/12/2056
Rubia 4	226372	1.7752	01/12/2056
Rubia 5 Fraccion 1	226538	12.8394	01/25/2056
Rubia 5 Fraccion 2	226539	4.0546	01/25/2056
Rubia 5 Fraccion 3	226540	35.2419	01/25/2056

San Francisco Concession

San Francisco	216013	30.0000	04/01/2052

	Total Area:	29,296.4096	hectares

[1] This concession is a different concession from the El Carmen concession referred to in the Group 1 Concessions.

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
September 2012

Phoenix
United States
Tucson
El Paso
Mexico
Sonora
Gulf of California
Chihuahua
Hermosillo
Chihuahua
16
MONTERDE
SETAGO
Santa Rosalía
Loreto
Durango
La Paz
Durango
Cabo Falso
Mazatlán
0
200km

Figure 2

LAND STATUS –CONCESSIONS
September 2012

3,059,000 N
13a
14
13d
Ejido OCOVIACHI
Ejido MONTERDE
13a
25
7
Ejido OCOVIACHI
Ejido MONTERDE
23
15
5a
5c
24
5d
9
5b
13e
16
17
22
4
3
2
784,000 E
791,000 E
21
8
12a
6
12b
10
20
11
18
19
13a
Carmen Resource area
Veta Minitas
Resource area
9
Carotare Resource area
3,052,000 N

KEY:

STAKED MINERAL CONSESSIONS

7 – DAKOTA
8 – STRATUS
9 – RUBIA
10 – RUBIA FRACTION-1
11 – RUBIA FRACTION-2
12a – LOS ABUELOS FRAC OESTE
12b – LOS ABUELOS FRAC ESTE
13a-c – RUBIA 2,3&4
13d – RUBIA 2 FRACCION 2
13e-g RUBIA 5 FRACCION 1,2&3

SAN FRANCISCO MINERAL CONSESSION

25 – SAN FRANCISCO

EL CORONEL MINERAL CONSESSION

14 – LA MALINCHE
15 – LA FLOR DE ORO
16 – MONTANA DE ORO
17 – LA BONANZA
18 – VENADITO II
19 – BOLA DE ORO
20 – SAN CRISTOBAL
21 – MERLIN
22 – EL CARMEN
23 – LA VERDE
24 – LA MORENA

MONTERDE MINERAL CONSESSION

1 – LOS HILOS
2 – MONTE VERDE
3 – EL CARMEN
4 – EL CARMEN II
5a-d – A. DE GUAZAPARES
6 – AMPLIACION GUADALUPE

Modified from Hitchborn and Richards, 2003

Kimber Resources Inc.
MONTERDE PROJECT
LAND STATUS – CORE CONCESSIONS
Figure 2
September 2012

Figure 3

MONTERDE PROJECT CLAIM HOLDINGS
September 2012

Newly aquired
San Francisco
concession
Carotare
Vota Minitas
Carmen
RUBIA 2
RUBIA 3
Mineral Deposit
Original holdings
Groups 1-4 & ElCoronel Concessions
Owned by Minera Monterde, S. de R.L. de C.V.
0
5
10
Kilometers

Figure 4

ACCESS TO THE MONTERDE PROPERTY
September 2012

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

Prior to mining, regulations require that an environmental impact statement, known in Mexico as a Manifiesto de Impacto Ambiental (“MIA”), be prepared by a third-party contractor for submittal to SEMARNAT. Studies required to support the MIA include environmental, socio-economic and archaeological baseline studies, impact assessments and risk assessment. The baseline studies have been completed on the Carmen, Las Minitas and the Carotare deposits. Impact assessments and risk assessment have not yet been carried out. Although the regulatory process in Mexico does not have a public review component, proof of local community support for a project is required to gain final MIA approval.

We are currently operating with Cambio de Uso del Suelo (change in use of land) permits, granted by SEMARNAT which allow us to undertake exploration activities in specified locations. Cambio de Uso permits are valid for three years and are renewable. A new SEMARNAT regulation which became effective in 2011, requires the submission of an Informe Preventivo (preventive report) in addition to the Cambio de Uso Suelo. The Informe Preventivo is a brief report which includes a summary of the proposed work, the equipment to be used, estimated emisions, disturbance size and potential contaminants (hydrocarbons, etc.) and proposed mitigation measures.

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

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the Monterde project is via paved and gravel roads, approximately 260 km from Chihuahua City, Chihuahua State, Mexico. Travel from Chihuahua City is via state Route 16 to La Junta, turn south at La Junta to San Pedro, south from San Pedro to Creel. From Creel, take the paved Divisadero Highway to San Rafael. Through the town of San Rafael, population 1,200, travel 11 km on a paved road to the Temoris Junction. At the junction, turn right or northwest; continue on this gravel road for approximately 20 km to an old wooden sign, turn left at the sign off the main road and then travel the remaining 6 km to the site. Refer to Figure 4 for road access directions to the Monterde Property from San Rafael.

There is excellent road access within the property, particularly in the area of defined mineral resources and projected extensions.

The Chihuahua el Pacífico Railway, completed in 1962 and linking Los Mochis on the Pacific coast with Chihuahua, passes through San Rafael 35 km from the project.

Creel, with a population of approximately 3,200, is the closest town having a full service infrastructure base. Creel is approximately a two and one half-hour drive east-northeast from the Monterde Property via San Rafael.

The region is one of deeply incised plateaus with elevations ranging from 2,000 metres to over 2,400 metres. Topography is locally steep, with a relatively high density of canyons and watercourses. Numerous annual streams traverse the area. Despite the locally steep topography, the property is reasonably accessible by local property roads and is amenable for year round exploration and development.

The climate is marked by dry, cold winters and a distinct rainy season. During the winter, the Monterde Property receives snow to depths of up to one metre on occasion. Most of the snow falls from December to mid-February. Temperature during the winter is variable, daytime highs range from 0 to 20 degrees Celsius, and night and morning lows range from -20 degrees to 5 degrees Celsius. Temperatures during the summer, or rainy season, are moderate and range from 10 to 20 degrees Celsius.

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

The records indicate that the mine shut down in June 1944. Minor production of 1,810 tons was credited from July 1944 to October 16, 1944. Historic data states that the mine shut down due to a variety of factors including the World War II period unavailability of equipment and supplies, but not because of a lack of ore.

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

Three crudely defined stratigraphic units comprise the lithologic sequences. The Jurassic marine sediments are overlain by an Upper Cretaceous to Lower Tertiary sub-aerial and submarine volcanic assemblage termed the Lower Volcanic Sequence (LVS), approximately 1,000 m thick. The LVS is unconformably overlain by a thick series of latitic tuffs, the Upper Volcanic Sequence (UVS). These units are Tertiary, possibly Oligocene in age.

Property Geology

The Monterde Mining District, emplaced in a volcanic complex, is classified as a low sulphidation, epithermal gold-silver deposit based on the mapped alteration assemblages.

The mineralization is hosted by Neogene volcanic sequences belonging to the Upper Volcanic Sequence of the large Sierra Madre Occidental volcanic province, considered one of the largest silicic provinces on earth. The host lithologies range from slightly welded intermediate tuffaceous rocks to welded intermediate tuffaceous rocks. Comagmatic intrusive rocks are present and are variably altered.

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

Figure 5

GENERALIZED GEOLOGIC MAP OF THE DISTRICT OF MONTERDE
September 2012

Phyllic, argillic, quartz v
vein stockwork.
Area of anomalous Au & Ag
Hematite, silica breccia
Structure
Shear/Fault
Roads, unimproved
Contours, metres asl
Cross-section
Adit and old workings
CARMEN STRATIGRAPHIC COLUMN
OBS UPQ
Black to greenish obsidian dikes
Flow banded fine grain dikes, including pumice and vitriclastic welded tuff.
U And
Plagioclase and hornblende andesite tuff.
PWT
Rhyolitic pyroclastic rocks, including ash pumice tuff, vitric crystal tuff, welded lithic tuff and basal agglomerates.
Pre Mineralization Rock Units
WLT
Eutaxitic texture welded to poorly welded lithic tuff, small size clasts <3cm, some fiammes.
TBX
Well rounded large clasts tuff breccia, andesite and rhyolite boulders up to 2m size supported in volcanoclastic mud ash material.
LPQ
Rhyolitic flows and tuff, quartz - feldspar groundmass, diverse textures such as spherulitic, microbrecciated, explosive breccia and porphyritic; lesser flow banded texture.
TXTL
Crystal lithic tuff, subrounded clasts of andesite and rhyolite <10cm supported in crystal groundmass rich in quartz eyes, feldspar and biotite. Strong fiamme texture. Occurring as volcanic breccia at depth.
L And
Andesite sills and dikes, autobrecciated in places.
FTU
Non welded tuff interlayered near bottom of TBX, angular clasts of pumice and felsic rock fragments more than andesite clasts, occasionally boulders of andesite up to 50 cm.
DIKES
PLD PPB
Plagioclase porphyritic biotite dikes, postmineral (exposed only in Carotare - Arimo area).
Latite,feldspars plagioclase porphiritic dikes (exposed in El Carmen)
3056000
3055000
786000
787000
788000
Pandora
Carotare
El Orito Norte
El Orito
Dome Fault
Los Hilos
Cocos
Cob
Carmen
Dome 2
Dome3
Veta Minitas
De Nada
Upper AND
Lower PQ
Upper PQ
TBX
TXTL
PWT
WLT
Old AND
Low

Kimber Resources Inc.

MONTERDE PROJECT

MONTERDE DISTRICT - GEOLOGY AND MINERALIZATION

FIGURE 5

September 2012

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

Primary structural control of the Carmen Deposit is a northwest striking, southeast dipping shear zone with both right lateral movement and normal displacement. Recent reinterpretation of the surface geological mapping has indicated the Carmen tectonic setting is within a graben or pull-apart basin located between two ring fracture zones associated with resurgent caldera forming volcanic activity. Splays branching off the main shear are evident and are related to the extension of the graben, possibly during resurgent doming of the caldera system hosting the deposit.

The intersection of north striking normal faults with the shear features contributes to the localization of the gold-silver mineralization. Gold-silver mineralization is present on all of the noted structures.

Several parallel northwest trending structures that form the Carmen Deposit include, from southwest to northeast, the primary Carmen shear or structure, Los Hilos, and Cob.
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

Further to east occurs the Cob fault which is defined by well-developed fault planes associated with strong oxidation and argillization that can be traced for more than 300 metres.

Two additional precious metal bearing structures were intercepted in drill holes during the 2011-2012 exploration program, the Cocos and Carmen East veins, which will be a focus of follow-up drilling.

As a generalization, the mineralized structures parallel to the Carmen trend approximately 290 - 295 °and dip steeply northerly from 69 to 85°, and the splays trend 342 to 348°, dipping steeply to the east. These shears are well documented by surface and underground mapping, and contain several parallel vein structures containing gold-silver mineralization.

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

Figure 6

GEOLOGIC CROSS-SECTION THROUGH THE CARMEN DEPOSIT AND ADJACENT AREA

Figure 7

CARMEN STRATIGRAPHIC COLUMN

Alteration & Mineralization

The mapped alteration styles of the Monterde area characterize it as a low sulfidation system consisting of an early lead-zinc base metal mineralizing event overprinted by a gold-silver mineralizing event. The early base metal event is marked by spatially limited occurrences of white to clear, massive ‘bull quartz’ with low gold and silver assays. A regional propylitic alteration event is associated with this early base metal mineralization. The early alteration is cross cut by a spatially extensive, gold-silver bearing argillic and banded chalcedonic quartz vein stock work alteration assemblage.

The areas of alteration define zones of potential economic gold-silver mineralization including, the Carmen Deposit, the Veta Minitas deposit, and the Carotare deposit.

Gold mineralization is associated with argillic alteration in both drill holes and surface sampling, and with goethite-hematite stained siliceous breccias. The goethite and hematite amounts range from sparse to pervasive. Limonite is present in the hematite-goethite iron oxide regime, but where limonite is the most abundant iron oxide, gold and silver values are low.

In the deeper, unoxidized portions of the deposit intersected in the 2008 and 2011 drill programs, precious metals are associated with coarse-grained sphalerite, galena and fine-grained pyrite. Gold is typically not associated with massive (i.e. unbrecciated) silicification.

Visible gold is seen in drill core and has been observed in polished sections in 1 to 5 micron sized particles as noted in Northcote (2002), and as electrum McLeod (2003). Silver has been seen as 30-40 micron rounded masses within the volcanic matrix, and as silver sulphosalts in micron sized inclusions in coarser sulphides, (pyrite, chalcopyrite, sphalerite) usually associated with silica encapsulation. There is no known placer gold associated with the Monterde District.

Deposit Type

Based on the host lithologies and mapped alteration assemblages, the Monterde Property deposits are classified as a low sulphidation, volcanic hosted, structurally controlled epithermal gold-silver deposit. The presence of hypogene argillic alteration and banded quartz veins with a chalcedonic, waxy lustre, underlain by phyllic alteration, suggests that the Monterde Property is high in the hydrothermal regime. Compared to other deposits hosted in similar geologic settings, the down dip extent of the Carmen deposit could be greater than 500 m.

Exploration and Development – Monterde Property

During the time that we have held the Monterde Property and particularly in the last ten years considerable work has been carried out and in particular on the three principal areas of the Monterde Property detailed below, being Carmen, Veta Minitas and Carotare. We have conducted, among other geologic and engineering procedures, surface sampling, mapping, and exploratory drill programs. The surface sampling and mapping show geologic formations that would indicate the presence of gold and silver mineralization. Our exploratory drilling programs have provided good results for gold and silver mineralization in potentially large areas.

Trenching

During 2002, approximately 465 metres of trench were cut in six trenches of the exploration targets, Las Minitas and El Orito areas of the concessions. In 2003, a further 1,545 metres in 17 trenches were cut in the Las Minitas area and two new alteration zones, the Veta Minitas and De Nada zones, which were located in 2003 (See Figure 5). The trenches were mapped and sampled by our crews. Sampling was done by continuous chip sampling on lines marked on outcrop face with samples 1 to 3 metres long. Approximately 7 kg of chips were taken over each sample interval. Assaying of the chip samples was dealt with under the same assay protocol as the RC chips, except that no sample duplicates or standards were included.

In July, 2010 Kimber Resources initiated a program of trenching and sampling over the major structures which host the known resources at the Monterde project. Approximately 1108 metres of trench were cut in 74 trenches. This work was supervised by Marius Maré, Vice President Exploration with Kimber. The aim of the program was to in-fill near-surface areas on the block model and to convert inferred blocks to measured and indicated blocks within the area of the proposed open pit. Areas outside the proposed pit were excavated and sampled to increase resources as well as provide information to guide future exploration.

Drilling

A total of 147,555 metres of reverse circulation drilling in 686 drill holes and 80,154 metres of core drilling in 283 drill holes has been completed from 1998 through to August 31, 2012 on the Monterde Property. See Table 2 below and Figures 8 and 9, drill plans for the significant mineral zones.

Table 2

Summary of Drilling on the Monterde Property
(To August 31, 2012)

	RC Drilling		Core Drilling
		Number of		Number of
Location	Metres	Holes	Metres	Holes
Carmen	110,845	508	63,875	210
Carmen geotechnical			1,818	15
Condemnation	2,527	13
Carotare	14,441	68	3,768	17
Veta Minitas	14,731	58	7,322	26
El Tapado			497	2
Arimo			1,615	9
Cerro la Mina			1,006	3
El Orito	2,533	16	253	1
Piezometer wells	1,206	14
La Verde	984	6
Structure 04/09	288	2
Total	147,555	686	80,154	283

[1] Drilling formerly described at De Nada is now included in the Carmen.
[2] A total of 14 piezometer wells were drilled, however 2 piezometer wells were assayed and their total depth and count are included in the Carmen RC Drilling totals.
[3] A total of 55 holes were drilled using a combination of Core and RC drilling during 2011-2012.The numbers of holes is included in the Core column in the above table, and the number of metres is included in the respective Core and RC column.
[4] Drilling at Veta Norte is included in the Veta Minitas totals

The location of the total drill holes on the Carmen and Veta Minitas deposits is illustrated on Figure 8 and the location of the total drill holes on the Carotare deposit are illustrated on Figure 9.

Drill collars were surveyed with differential Global Positioning System (DGPS). Up to 2003, down-hole deviation surveys were completed by a contractor or Company personnel on all holes deeper than 66m, which remained open after the drill pipe had been removed utilizing a magnetic survey tool. In some cases, holes collapsed before the deviation survey could be done. In 2004, a gyroscopic survey tool was acquired and holes were surveyed through the drill pipe. In the 2008 drilling program, the drill contractor used a REFLEX instrument to survey the holes. During the 2011-2012 drilling program, reverse circulation holes were surveyed with a gyroscopic survey tool and the diamond drill holes were surveyed with a REFLEX instrument.

The bulk of RC drill holes on the Carmen deposit have been drilled generally on a 225o azimuth to cut the generally 315o trend of the Carmen and associated structures. A second series of RC holes, the Dome Fault series are oriented on azimuth 160o to test mineralized bodies on the various Dome Fault and parallel structures.

The reverse circulation drilling on the Carmen deposit since the 2005 mineral resource estimate was directed at infill drilling on previously defined zones to approximately 25 m spacing, and extension of the drilling pattern to the south to test the southern limits of the deposit. Reverse circulation drilling was also utilized as “pre-collar” drill holes for diamond core drill holes drilled to reach deeper vein targets at

Monterde. The holes were started with reverse circulation equipment to a pre-determined depth, where the holes were cased and a core rig brought in to sample the zone of interest. This is primarily done to reduce the cost of drilling through the upper, generally barren or less important section of overlying rock units.

In addition to the mineral sampling, 14 vertical RC holes numbered WEX-1 to 14 were drilled for groundwater monitoring, to locate sources of water for a community well and for hydrogeological purposes. Four of these wells have piezometers installed for ongoing monitoring. Two of the WEX series (5 and 8) intercepted interesting mineralization and were assayed. As the resource outline has extended out to, and past, their location they are now included in the resource estimate, and the exploration hole count as provided in Table 6.1 above.

A total of 13 condemnation drill holes (WDR 1-13) totaling 2,455 m were drilled in 2011-12 in areas proposed for potential waste dump, tailings impoundment and support facilities. None of these holes will be utilized for the new resource estimate as they are outside of the area of mineralization. No significant mineralization was located in this drilling.

Prior to 2008 the drill samples were collected on 2 metre intervals and assayed by ALS in North Vancouver, British Columbia following sample preparation at their laboratory in Hermosillo, Mexico. Starting with the 2008 drill program the core was sampled according to geology, mineralization and alteration in widths of anywhere between 35 cm and 1.5 m. The samples were assayed by ALS in their North Vancouver Laboratory following sample preparation in the Zacatecas or Chihuahua preparation laboratories.

A series of duplicates, blanks and reference samples served for quality control up to 2008. The collection of sample duplicates for core samples was suspended for the 2008 and 2011-2012 core drilling programs. Duplicate samples were collected during the trenching program in 2010 and the RC drilling program in 2011 - 2012.

All field operations were under the direction of A.D. Hitchborn, B.Sc., our Vice-President, Development until June 18, 2006. From June 18, 2006 to October 30, 2007 field operations were under the direction of Robert V. Longe, B.A., M.Sc., P.Eng., the Company’s then President and CEO. From November 25, 2007 to April 10, 2012 field operations have been under the direction of P. H. (Marius) Maré, M.Sc., P.Geo., Vice President, Exploration. From April 10, 2012 to July 31, 2012 field operations were under the direction of James Currie, Chief Operating Officer. From August 1, 2012 field operations were under the direction of David Hembree, Registered Professional Geologist and Vice President, Exploration.

For the period of November 25, 2007 to April 10, 2012, P. H. (Marius) Maré, M.Sc., P.Geo., Vice President of Exploration was responsible for Quality Control and was the designated Qualified Person for the Monterde project. From the period of April 11, 2012 to July 31, 2012, James (Jim) Currie, P.Eng., Chief Operating Officer was responsible for Quality Control and was the designated Qualified Person for the Monterde project. Since August 1, 2012, David (Dave) Hembree, Registered Professional Geologist and Vice President, Exploration has been responsible for Quality Control and is the designated Qualified Person for the Monterde project.

Figure 8

LOCATION OF DRILL HOLES ON THE CARMEN DEPOSIT

Figure 9

DRILL HOLE ON CROSS-SECTION MAP, CAROTARE DEPOSIT

E. Mineral Resource Estimates

Non-Reserves

This section refers to Mineral Resource estimates which use the terms “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”.

While the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are recognized and required by NI 43-101, the SEC does not recognize them. Investors are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined.

It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, investors are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, investors are cautioned not to assume that all or any part of measured or indicated

mineral resources will ever be upgraded into mineral reserves. See “Cautionary Note to U.S. Investors Regarding Mineral Resource and Mineral Reserve Estimates” above.

Monterde Property – Carmen

During the fiscal year ended June 30, 2012 the principal focus on the Carmen deposit has been to upgrade and expand mineral resources as well as explore for new mineralization in areas never before tested by drilling. In addition to the mineral resource upgrade and expansion program Kimber has also undertaken a number of development related activities which will assist in the future completion of more advanced engineering and environmental studies. These include a program of drilling and trench sampling undertaken to provide samples for metallurgical testing; an expanded environmental monitoring and testing program; geotechnical drilling and analysis; site hydrogeological and hydrology studies; processing related tests and studies; and other studies.

Tables 3A and 3B summarize the total mineral resources and high grade mineral resources for the Carmen deposit from the NI 43-101 Technical Report entitled “Updated Preliminary Assessment of the Monterde Project, Guazapares Municipality, Chihuahua State, Mexico” filed on SEDAR on July 25, 2011 and on EDGAR on July 28, 2011. In addition from the July 2011 technical report Table 4A details the high grade mineral resources outside a possible open pit and Table 4B shows the mineral resources within the open pit.

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

Table 4A

High Grade Mineral Resource Estimate for Carmen Deposit
(Outside the April, 2011 Proposed Open Pit)
(At a 2 g/t Recoverable Gold Equivalent Cut-off Grade)

Classification	Tonnes (000s)	Grade			Contained Metal
		Gold (g/t)	Silver (g/t)	Recoverable AuEq (g/t)	Gold (oz)	Silver (oz)
Indicated	2,800	4.16	113.4	5.27	374,900	10,204,900
Inferred	2,070	3.93	73.6	4.68	261,800	4,897,600

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

Table 4B

Mineral Resource Estimate for Carmen Deposit
(Within the April, 2011 Proposed Open Pit)
(At a 0.3 g/t Recoverable Gold Equivalent Cut-off Grade)

Classification	Tonnes (000s)	Grade			Contained Metal
		Gold (g/t)	Silver (g/t)	Recoverable AuEq (g/t)	Gold (oz)	Silver (oz)
Measured	2,540	0.88	102.4	1.84	71,700	8,365,400
Indicated	4,000	0.91	77.8	1.68	116,600	9,999,700
Measured and Indicated	6,550	0.90	87.3	1.74	188,500	18,394,200
Inferred	1,680	0.72	55.6	1.24	38,900	3,002,600

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

Note 3: Mineral Resource tonnage and contained metal have been rounded to reflect the accuracy of the estimate and the numbers may not add due to rounding.

Monterde Property - Veta Minitas

Veta Minitas is located approximately 250 metres south-west of the Carmen gold-silver deposit. A revised model of the geology and mineralization at Veta Minitas was completed effective December 2009 and the revised Mineral Resource estimate was filed on SEDAR at www.sedar.com and on EDGAR at

www.sec.gov/edgar.shtml. As with the Carmen deposit, potentially higher grade resources amenable to underground mining were identified. The following Tables 5 & 6 summarize the results of the resource report.

Table 5

Base case Total Mineral Resource Estimate (Inclusive of High Grade) for the Veta Minitas Deposit
(At a 0.3 g/t Recoverable Gold Equivalent Cut-off Grade)

Classification	Tonnes (000s)	In Situ Gold Grade (g/t)	In Situ Grade Silver (g/t)	Contained In Situ Gold (oz)	Contained In Situ Silver (oz)
Indicated Resource	510	0.68	36.0	11,100	591,000
Inferred Resource	2,700	1.37	70.9	119,200	6,153,000

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

Table 6

Base Case Total Mineral Resource Estimate (Inclusive of High Grade) for the Veta Minitas Deposit
(At a 2 g/t Recoverable Gold Equivalent Cut-off Grade)

Classification	Tonnes (000s)	In Situ Gold Grade (g/t)	In Situ Grade Silver (g/t)	Contained In Situ Gold (oz)	Contained In Situ Silver (oz)
Indicated Resource	42	4.08	294.1	5,500	397,200
Inferred Resource	761	4.39	186.4	107,400	4,560,000

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

A NI 43-101 Technical Report entitled “Updated Preliminary Assessment of the Monterde Project, Guazapares Municipality, Chihuahua State, Mexico” was filed on SEDAR at www.sedar.com on July 25, 2011 and on EDGAR at www.sec.gov/edgar.shtml on July 28, 2011. The following Qualified Persons were responsible for the preparation of this report:

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

  Mr. Michael Godard, P.Eng., Senior Metallurgist for Micon International, British Columbia, Canada

  Mr. Garth Kirkham, P.Geo., Principal Consultant of Kirkham Geosystems Ltd., British Columbia, Canada

  Mr. Jeremy Haile, P.Eng., President and Civil Engineer of Knight Piésold Ltd, British Columbia, Canada

  Mr. Gary Giroux P.Eng., Senior Consultant of Giroux Consultants, British Columbia, Canada

Monterde Property – Carotare

The Carotare zone of mineralization is located 2 km west of the Carmen Deposit. In November 2005 we delivered a Mineral Resource estimate on the Carotare deposit based on the 28 reverse circulation holes drilled. The Carotare resource database has since been expanded by the addition of 17 core drill holes and 40 reverse circulation holes. A review of the model of the geology and mineralization at Carotare has been completed and was used, along with all drill data, in the preparation of a revised Mineral Resource estimate dated 15 March 2010. The NI 43-101 Technical Report entitled “Preliminary Assessment of the Monterde Project, Guazapares Municipality, Chihuahua State, Mexico” was filed on SEDAR at www.sedar.com on July 16, 2010 and on EDGAR at www.sec.gov/edgar.shtml on September 10, 2010). See ITEM 4. D. Property, Plants and Equipment – The Monterde Property – Preliminary Assessment. Subsequently an updated technical; report entitled “Updated Preliminary Assessment of the Monterde Project, Guazapares Municipality, Chihuahua State, Mexico” was filed on SEDAR on July 25, 2011 and on EDGAR on July 28, 2011. Again, as with the Carmen and the Veta Minitas deposits, resources amenable to underground mining were identified within the total resource. The following Tables 7A & 7B summarize the highlights of the report.

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

Table 8A

Base Case High Grade Mineral Resource Estimate for the Carmen, Veta Minitas and Carotare Deposits
(At a 2 g/t Recoverable Gold Equivalent Cut-off Grade)

Classification	Tonnes (000s)	In situ Gold Grade (g/t)	In Situ Silver Grade (g/t)	Contained In Situ Gold (oz)	Contained In Situ Silver (oz)
Indicated Carmen	4,550	3.65	151.6	534,200	22,178,600
Indicated Veta Minitas	42	4.08	294.1	5,500	397,200
Indicated Carotare	220	3.07	58.6	21,700	414,700
Total Indicated	4,812	3.63	148.6	561,400	22,990,500
Inferred Carmen	2,410	3.80	85.0	294,300	6,585,600
Inferred Veta Minitas	761	4.39	186.4	107,400	4,560,600
Inferred Carotare	210	2.91	45.7	19,600	308,300
Total Inferred	3,381	3.88	105.4	421,300	11,454,500

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

3)	While all resources are presented at a 2 g/t AuEq cut-off grade, the Carmen AuEq equation uses different metal prices than for Veta Minitas and Carotare.

The mineral resource estimates include a high grade mineral resource considered to be potentially amenable to underground mining, and which is surrounded by a lower grade mineral resource halo, some of which may be amenable to open pit mining.

The base case total resource estimate, inclusive of the high grade estimate set out in Table 8A above, is shown in Table 8B.

Table 8B

Base Case Total Mineral Resource Estimate (Inclusive of High Grade) for the Carmen, Veta Minitas and Carotare Deposits
(At a 0.3 g/t Recoverable Gold Equivalent Cut-off Grade)

Classification	Tonnes (000s)	In Situ Gold Grade (g/t)	In Situ Silver Grade (g/t)	Contained In Situ Gold (oz)	Contained In Situ Silver (oz)
M+I Carmen	20,290	1.06	58.7	692,800	38,281,100
Indicated Veta Minitas	510	0.68	36.0	11,100	591,000
Indicated Carotare	2,520	0.75	16.2	60,500	1,310,100
Total Indicated	23,320	1.02	53.6	764,400	40,182,200
Inferred Carmen	11,260	1.03	31.2	371,800	11,277,400
Inferred Veta Minitas	2,700	1.37	70.9	119,200	6,153,000
Inferred Carotare	2,620	0.63	17.1	45,400	1,234,000
Total Inferred	16,580	1.02	35.4	536,400	18,664,400

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

3)	While all resources are presented at a 0.3 g/t AuEq cut-off grade, the Carmen AuEq equation uses different metal prices than for Veta Minitas and Carotare.

The mineral resource estimate presented in the preceding tables was prepared by Gary Giroux, P.Eng., MASc. Mr. Giroux is independent of Kimber as defined by Section 1.5 of NI 43-101.

F. Metallurgy

Monterde Property – Carmen

Historic

Back calculated from historic records the Carmen, Monterde mine recovery, from cyanide vat leaching (recovery process unknown as far as PEA is concerned), is estimated to have ranged from 85 to 90% gold and 65 to 70% silver.

We commenced significant recovery testing starting in 2002 with cyanide “assays” on retained RC pulps. A program of gravity, flotation and cyanide leach tests done in 2003 on RC rejects indicated that the metallurgy would not be a significant issue. Subsequent column leach tests done on trench and core samples in 2004 gave significantly different results as described below especially for silver.

Column Leach Tests

In 2004, column tests on 3/8 and 3/4 inch material were done on samples from two trenches and four large diameter core holes. The gold recoveries were excellent (typically >90%) but the silver recoveries were poor (averaging 12%).

In 2005 a series of bulk samples were used for a further series of column tests. Preliminary roll bottle tests on the material indicated that cyanidation of coarse material (3/8 and 3/4 inch crush) would not provide economically acceptable silver recovery, so the column test work was cancelled.

Leach Characterization Tests

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

Gold and silver recovery models

The results from the characterization tests suggested that the gold recovery in the Carmen deposit was typically good with the only factor influencing recovery appearing to be a positive correlation with gold grade. However, silver recoveries were highly variable. In order to try and model the silver recovery the characterization study considered:

  The grade of gold and silver in each sample.

  The physical location of the sample.

  The mineralized structure in which the sample was located.

Analysis of the silver recovery data led to the identification of 10 clusters which were considered as key based on the estimated number of recoverable ounces affected by a cluster.

To validate the gold and silver recovery models and facilitate refinements, an additional 72 samples were selected in the summer of 2009 and tested for gold and silver recovery, using the standard characterization test procedure. These samples were selected mainly from the 10 key clusters with varying depth, grade, location along strike and structural characteristics. The recovery model projected results in line with those obtained from the previous set of tests, supporting the validity of the model.

Based on the 329 individual metallurgical recovery characterization tests conducted across the entire Carmen deposit, trends have been identified that allowed recovery to be related to location within the deposit (along strike and to depth) and to grade, for each of silver and gold. Under the supervision of Richard Gowans, P.Eng., Micon has approved the application of gold and silver metallurgical recovery models based on geographic and grade relationships defined in the recovery characterization tests noted above. These models take into account the improved geological understanding of the deposit derived from the review and reinterpretation of all available geological and drill data.

The gold and silver recovery models have been applied to the Carmen deposit block model mineral resource estimate.

As a result of this extensive test work, at a cut-off grade of 3 g/t recoverable gold equivalent, average modelled gold recovery was 96% for indicated mineral resources and inferred mineral resources, while the average modelled silver recovery was 72% for indicated mineral resources and 75% for inferred mineral resources.

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

Further metallurgical test work has been carried out during 2012 and results are currently under review by Richard Gowans P. Eng, President of Micon.

Monterde Property – Veta Minitas and Carotare

In 2009, Kimber selected 17 representative samples from Veta Minitas for standard leach characterization tests. The associated gold silver recovery model developed from the results of this study has been reviewed and approved by Richard Gowans, P.Eng.

At a cut-off of 3 g/t recoverable gold equivalent, average modelled gold recovery for Veta Minitas was 96% for indicated mineral resources and inferred mineral resources while the average modelled silver recovery was 37% for both indicated and inferred mineral resources.

Modelled gold recovery for the total Veta Minitas indicated resources at a 0.3 g/t recoverable gold equivalent cut-off grade was estimated to be 92% and 94% for inferred mineral resources. Modelled silver recovery averaged 35% for total indicated mineral resources and 37% for total inferred mineral resources at a 0.3 g/t recoverable gold equivalent cut-off grade.

There were 19 samples selected from Carotare for characterization studies. On detailed analysis, one sample was determined to be of atypical sulphide vein material and was removed from consideration. The associated gold-silver recovery model developed from the results of this study have been reviewed and approved by Richard Gowans, P.Eng.

At a recoverable gold equivalent cut-off grade of 3 g/t, the average modelled gold recovery for Carotare was 93% for indicated mineral resources and 92% for inferred mineral resources, while the average modelled silver recovery was 51% for both the indicated mineral resources and the inferred mineral resources.

Modelled gold recovery for total Carotare indicated resources at a 0.3 g/t recoverable gold equivalent cut-off grade was estimated to be 79% and for inferred mineral resources it was estimated to be 77%. Modelled silver recovery averaged 51% for total indicated mineral resources and total inferred mineral resources at a 0.3 g/t recoverable gold equivalent cut-off grade.

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

Cautionary Note to U.S. Investors Concerning Estimates of Measured and Indicated Mineral Resources. This section refers to Mineral Resource estimates which use the terms “Measured” and “Indicated Mineral Resources”. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Disclosure of “contained ounces” in a Mineral Resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into Mineral Reserves. See “Cautionary Note to U.S. Investors Regarding Mineral Resource and Mineral Reserve Estimates” above.

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

  Life-of-mine cash costs of US$450 per gold equivalent ounce and total costs of production for life- of-mine, including capital costs, of US$559 per gold equivalent ounce.

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

Pericones is located approximately 160 kilometres southwest of Mexico City in a belt that is well known for silver veins, some of which have been mined. Our initial sampling returned significant silver grades which were confirmed in greater detail in 2008, 2009 and 2010. The 100% owned Pericones Property covers 11,890 hectares.

A number of target areas were identified during surface sampling at Pericones, the main area of interest being the Plaza de Gallos structure where mineralization is associated with veins and shears containing mostly silver with some gold.

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

A total of 16 diamond drill holes were completed along the Plaza de Gallos area of the Pericones Property in 2010, for a total of 2190 metres. Additional surface sampling during 2010 continued to identify areas of gold-silver mineralization at Pericones. During 2010, the decision was made to discontinue near term exploration activities on the Pericones property based on Kimber’s exploration priorities at Monterde. Capitalized expenditures at the Pericones property in the amount of $1,245,170 were written off during the year ended June 30, 2010.

Setago Property

Kimber does not consider the Setago Property to be a material property at this time.

The 100% owned Setago Property, which consists of 3 concessions totalling 10,069 hectares, lies approximately 24 kilometres to the west of Monterde.

Kimber’s geological team has carried out small work programs at Setago between 2003-2009 including mapping and rock sampling. Three main zones have been prospected at Setago including Setago Creek, Monterdito and Guachajure.

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

The disclosure in this Annual Report of technical information has been prepared under the supervision of David Hembree, Registered Professional Geologist and Vice President Exploration of Kimber, a designated Qualified Person under NI 43-101.

Significant intersections from all the drill programs can be found in our news releases on our website at www.kimberresources.com and are filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Other Significant Acquisitions and Dispositions

Not Applicable.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition, changes in financial condition and results of operations for each of the years in the two-year period ended June 30, 2012 should be read in conjunction with our consolidated financial statements included in “ITEM 18. - FINANCIAL STATEMENTS”. Our financial statements are presented in Canadian dollars and have been prepared in accordance with IFRS as issued by the IASB for the years ended June 30, 2012 and 2011. See ITEM 3. A. KEY INFORMATION -Selected Financial Data” for exchange rate information.

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

Critical Accounting Policies and Estimates

A comprehensive discussion of Kimber’s significant accounting policies is contained in Note 2 to the consolidated financial statements. The current financial statements have been prepared under IFRS. There have been no changes in accounting policies during the last year.

Certain of these policies are recognized as critical because in applying these policies management is required to make judgements, assumptions and estimates that have a significant impact on the financial results of Kimber. The estimates used in applying these critical accounting policies have been discussed with the Audit Committee of our Board of Directors and are discussed below.

Measurement Uncertainties

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements, and the reported amounts of expenses incurred during the reporting period. Significant areas requiring the use of management estimates relate to the determination of environmental obligations, stock-based compensation, impairment of mineral interests and amortization. Actual results could differ from those estimates.

Mineral Interests

Mineral interest acquisition costs, exploration and direct field costs are deferred until the interests to which they relate are placed into production, at which time these deferred costs will be amortized over the estimated useful life of the interests upon commissioning the property, or written-off if the interests are disposed of or abandoned. Management reviews the carrying amounts of mineral interests on a periodic basis and will recognize impairment based upon current exploration results and upon assessment of the probability of profitable exploitation of the interests. Management’s assessment of the mineral interests’ fair value is also based upon a review of other mineral interest transactions that have occurred in the same geographic area as that of the interests under review. Administration costs and other exploration costs that do not relate to a specific mineral interest are expensed as incurred.

Costs include the cash consideration and the fair value of shares issued on the acquisition of mineral interests. Other acquisition costs include on-going tax and other payments for the maintenance of the concessions. Interests acquired under option or joint venture agreements, whereby payments are made at the sole discretion of Kimber, are recorded in the accounts when the payments are made. Proceeds from property option payments received by Kimber are netted against the deferred costs of the related mineral interests, with any excess being included in operations. No option payments were received during the years ended June 30, 2012, 2011 and 2010.

A. Operating Results

We have financed our operations principally through the sale of our equity securities. In July 2012 we financed our operations by obtaining a bridge loan credit facility with SRLP. We do not have any sales or revenue from our mineral properties. We receive nominal interest income earned from funds held on deposit. Interest income earned is dependent on the amount of funds available for deposit and changes in interest rates. Unless we are able to obtain additional funds through the sale of our equity securities, the amount of interest income earned is expected to decrease as we continue exploring our mineral properties.

Year Ended June 30, 2012 Compared to Year Ended June 30, 2011

Kimber’s net loss for the year ended June 30, 2012 was $3,566,641 or $0.04 per common share compared with a net loss of $2,967,411 or $0.04 loss per share for the year ended June 30, 2011. The principal reasons for the increase in net loss were increases in salaries and benefits including share-based compensation charges and increased recruitment and consulting fees.

During the fiscal year ended June 30, 2012 Kimber incurred expenditures of $10,127,813 on its mineral properties which have been capitalized, $142,813 for property acquisition and tax payments and exploration and evaluation of $9,985,000. Exploration and evaluation activity during the year ended June 30, 2012 was on the Monterde project.

This compares to expenditures during the fiscal year ended June 30, 2011 of $6,191,767 on its mineral properties; $103,845 for property acquisition payments and exploration expenditures of $6,087,922.

Exploration expenditures on the Monterde project increased in the year ended June 30, 2012 compared to the year ended June 30, 2011 due to a drilling program which started in January 2011 and continued until April 2012. A number of news releases were distributed during this period announcing the results of the drilling program.

A summary of mineral interests for the current and comparable period is included in the table below:

	Year Ended June 30, 2012	Year Ended June 30, 2011
Mineral interests
Property acquisition and taxes	$142,813	$103,845
Exploration and evaluation	9,985,000	6,087,922
Net capitalized expenditures	$10,127,813	$6,191,767

Exploration and evaluation, by location
Monterde	$9,985,000	$6,087,922
Total expenditures	$9,985,000	$6,087,922

Monterde expenditures included
Assays	$1,265,001	$482,902
Drilling	4,680,555	2,042,686
Engineering	837,261	809,735
Environmental studies	271,534	93,805
Field Office	666,754	575,186

Geological, geophysical	906,324	998,730
Metallurgy	255,826	167,429
Supplies	403,335	287,170
Other categories	698,410	630,279
Total Monterde expenditures	$9,985,000	$6,087,922

Monterde expenditures

Drilling costs were $4,680,555 for the year ended June 30, 2012 compared to $2,042,686 for the year ended June 30, 2011. In January 2011, Kimber announced a significant drill program at Monterde. The drill program was designed to expand and upgrade mineral resources at the Carmen and Veta Minitas deposits, to drill test new exploration targets and to gain drill samples for metallurgical and condemnation purposes. This program was initially planned at 30,000 metres (“m”) but was subsequently expanded to over 54,000m which included drilling targeted to expand mineral resources and for metallurgical and condemnation drilling. Significant high grade intercepts were found below the existing mineral resource at the Carmen deposit and additional mineralized structures were discovered northeast of the Carmen deposit. The program concluded in April 2012. An updated mineral resource estimate incorporating additional drill results will be issued in the near future.

Assay costs were $1,265,001 for the year ended June 30, 2012 compared to $482,902 for the year ended June 30, 2011. The increase in these costs is a result of the assays associated with the drill program.

Engineering costs for the year ended June 30, 2012 were comparable to the costs for the year ended June 30, 2011. Engineering costs have been incurred on various work programs and ongoing updates of the technical reports, including the updated Preliminary Economic Assessment, prepared during 2011 and filed on SEDAR on July 25, 2011 and filed on EDGAR on July 28, 2011.

Additional environmental and metallurgical studies were undertaken by consultants as work was undertaken to advance towards a production decision.

Geological and geophysical costs decreased during the year ended June 30, 2012 as a result of a decrease in the use of geological consultants.

The increase in the cost of exploration supplies also increased as a result of the drilling activity.

Administration costs

Salary and benefit expenses include share-based compensation charges. Salary and benefit expenses were $1,859,744 during the year ended June 30, 2012 compared to $1,468,074 for the year ended June 30, 2011.

  Salary and benefits expenses net of share-based compensation charges were $1,002,211 for the year ended June 30, 2012 compared to $779,539 for the year ended June 30, 2011. Costs increased during the year ended June 30, 2012 due to the hire of additional senior management, increases in senior management compensation and an increase in director fees.

  Non-cash share-based compensation charges were $857,533 for the year ended June 30, 2012 compared to $688,535 for the year ended June 30, 2011. Charges for the year ended June 30, 2012 were higher than the comparable year because of an increase in the number of options granted including those issued to a new director and new senior management employees.

Legal, consulting and audit expenses were $581,043 for the year ended June 30, 2012 compared to $527,730 in the previous year. The increase in costs was largely attributable to additional recruitment fees relating to the hire of senior management employees and other consulting and advisory services.

Investor relations and shareholder communications expenses were $211,251 for the year ended June 30, 2012 compared to $193,203 for the year ended June 30, 2011. The increase for the current year was attributable to an increase in activity at conferences, increased marketing related travel, increased online advertising and increased news release preparation and dissemination.

Office, insurance and miscellaneous expenses were $269,514 for the year ended June 30, 2012 compared to $250,437 for the year ended June 30, 2011. The main component of these costs related to business insurance. Insurance costs included in the above total were $114,793 for the year ended June 30, 2012 compared to $125,211 for the year ended June 30, 2011. The decrease in insurance costs was due primarily to a reduction in the annual premium for director’s and officer’s liability insurance. The overall increase in costs was attributable to an increase in computerized systems upgrade and maintenance costs.

Transfer and filing fees were $125,665 for the year ended June 30, 2012 compared to $139,468 for the year ended June 30, 2011. Transfer and filing fees includes fees paid to Kimber’s transfer agent and annual listing fees paid to the Toronto and New York stock exchanges. Fees for the current year are comparable to those incurred during the previous year.

General exploration costs were $98,355 for the year ended June 30, 2012 compared to $71,038 for the year ended June 30, 2011. These costs include costs incurred on the Pericones ($60,436) and Setago properties ($37,919) during 2012 which are no longer being capitalized. The increase in costs is primarily attributable to increases in the semi-annual concession fees.

Kimber recorded a loss from foreign exchange of $78,232 during the year ended June 30, 2012 compared to a loss of $113,374 in the year ended 2011. The loss originates from funds advanced to Mexico during the year that have depreciated in value due to fluctuations in the Mexican peso or United States dollar relative to the Canadian dollar.

Year Ended June 30, 2011 Compared to Year Ended June 30, 2010

Kimber’s net loss for the fiscal year ended June 30, 2011 was $2,967,411 or $0.04 per common share compared with a net loss of $4,126,614 or $0.06 loss per share for the year ended June 30, 2010. The principal reasons for the decrease in net loss were write downs in the year ended June 30, 2010 of previously capitalized costs for the Pericones and Setago properties and general exploration costs.

During the fiscal year ended June 30, 2011 Kimber incurred expenditures of $6,191,767 on its mineral properties which have been capitalized, $103,845 for property acquisition and tax payments and exploration and evaluation expenditures of $6,087,922. Exploration and evaluation activity during the year ended June 30, 2011 was focused on the Monterde project.

This compares to expenditures during the fiscal year ended June 30, 2010 of $3,073,209 on Kimber’s mineral properties; $192,187 for property acquisition payments and exploration and evaluation expenditures of $2,881,022.

Exploration and evaluation expenditures on the Monterde project increased in the year ended June 30, 2011 compared to the year ended June 30, 2010 due to a drilling program starting in January 2011, and related assay, geological and other costs.

A summary of mineral interests for the two periods is included in the table below:

	Year Ended June 30,	Year Ended June 30,
	2011	2010
Mineral interests
Property acquisition and taxes	$103,845	$192,187

Exploration and evaluation	6,087,922	2,881,022
Total expenditures	$6,191,767	$3,073,209
Pericones write down	-	(1,245,170)
Setago write down	-	(124,363)
Net capitalized expenditures	$6,191,767	$1,703,676

Exploration and evaluation, by location
Monterde	$6,087,922	$2,233,905
Pericones	-	620,918
Setago	-	26,199
Total expenditures	$6,087,922	$2,881,022

Monterde expenditures included
Assays	$482,902	$15,530
Drilling	2,042,686	-
Engineering	809,735	534,456
Field Office	575,186	366,487
Geological, geophysical	998,730	655,748
Supplies	287,170	119,675
Other categories	891,513	542,009
Total Monterde expenditures	$6,087,922	$2,233,905

Total Pericones expenditures	$-	$620,918
Total Setago expenditures	$-	$26,199

Monterde expenditures

One additional concession covering 30 hectares, the San Francisco concession, was purchased at a cost of $78,192 (US$75,000) during the year ended June 30, 2010.

Drilling costs were $2,042,686 for the year ended June 30, 2011 compared to $nil for the year ended June 30, 2010. In January 2011, Kimber announced a significant drill program at Monterde. The drill program was designed to expand and upgrade mineral resources at the Carmen and Veta Minitas deposits, to drill test new exploration targets and to gain drill samples for metallurgical and condemnation purposes. This program was initially planned at 30,000 metres but was subsequently expanded.

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

Administration costs

Salary and benefit expenses include stock based compensation charges. Salary and benefit expenses were $1,468,074 during the year ended June 30, 2011 compared to $1,346,601 for the year ended June 30,

2010.

  Salary and benefits expenses net of stock based compensation charges were $779,539 for the year ended June 30, 2011 compared to $795,495 for the year ended June 30, 2010. Costs were comparable for both years due to consistent administrative staffing.

  Non-cash stock based compensation charges were $688,535 for the year ended June 30, 2011 compared to $551,106 for the year ended June 30, 2010. Current year charges were higher than the comparable year because of a higher fair value of the annual grant of options made in February 2011 due primarily to an increase in the option strike price.

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

Transfer and filing fees were $139,468 for the year ended June 30, 2011 compared to $152,575 for the year ended June 30, 2010. Transfer and filing fees includes fees paid to Kimber’s transfer agent and annual listing fees paid to the TSX and NYSE MKT stock exchanges. Fees for the current year are comparable to those incurred during the previous year.

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

At June 30, 2012, we had working capital of $2,420,521 as compared to $7,692,715 at June 30, 2011. We have no long-term indebtedness or long-term obligations, however as announced on July 18, 2012 Kimber entered into a credit facility. The change in working capital for the year ended June 30, 2012 is the result of a decrease in cash to $1,546,363 (2011 – $8,401,429) an increase in amounts receivable to $1,417,756 from $1,078,794 plus a decrease in current liabilities to $822,827 as at June 30, 2012 compared to $1,915,016 as at June 30, 2011. Cash decreased as a result of ongoing expenditures, the increase in amounts receivable is the result of a greater amount of IVA (value added tax) receivable due to increased drilling and assay expenses in Mexico during 2011 and 2012. The decrease in trade and other payables is the result of the April 2012 completion of the drilling program in Monterde and payment of drilling and assay invoices prior to June 30, 2012.

On July 18, 2012 Kimber announced that it had entered into a $5 million bridge loan credit facility with Sprott Resource Lending Partnership (“SRLP”). The facility is at an interest rate of 12 percent per annum, payable monthly. The facility was made available through a $3 million drawdown on the closing date and a $2 million drawdown which can be made within 120 days thereafter. The term of the facility is one year, which may be extended for an additional six months, subject to the facility being on good standing, and on payment of an extension fee in the amount of 3% of the amount drawn down. In consideration of the drawdown Kimber was obligated to make a share bonus payment of $180,000 being 6% of the advance. On September 10, 2012 285,689 shares were issued to SRLP and its nominees in respect of the share bonus payment.

Our capital resources consist primarily of cash and liquid short-term investments. As at August 31, 2012, Kimber had cash and cash equivalents totaling $3,830,000, approximately $1,200,000 in amounts receivable and an estimated $500,000 in accounts payable and accrued liabilities. In addition Kimber had a $3,000,000 balance owing on the loan from SRLP.

At present, management believes that including the Sprott bridge loan facility, we have sufficient financial resources to fund operations for more than twelve months. Management will be reviewing cash expenditures on an ongoing basis, and will be seeking to obtain additional financing. There can be no assurance that Kimber will succeed in obtaining additional financing, now or in the future. The current market conditions could make it difficult or impossible for Kimber to raise necessary funds to meet its capital requirements. Failure to raise additional financing on a timely basis could cause Kimber to suspend its operations and eventually to forfeit or sell its interest in its properties. In the past, Kimber has been successful at raising funds to continue work on its mining properties. However, there is no certainty that Kimber will be able to raise additional funding on reasonable terms if at all, in which case the property may be joint ventured, sold or abandoned.

We generate cash flow from selling our Common Shares either through financings or the exercise of existing stock options or warrants. If existing stock options or warrants are not exercised because our share price falls below the exercise price, our cash flow will be adversely affected and we will need to raise additional financing. As announced on July 18, 2012 Kimber entered into a $5 million bridge loan credit facility with Sprott Resource Lending Partnership.

Share capital increased cash inflows during the fiscal year ended June 30, 2012, by an aggregate of $7,613,997, $8,096,000 through the issuance of 5,060,000 common shares issued by a bought deal at a cost of $1.60 per share partially offset by share issuance costs of $655,867, $167,114 from 211,101 shares issued on exercise of stock options, $6,750 from 3,750 shares issued on the exercise of warrants.

Kimber had no long-term debt as of June 30, 2012 and no significant expenditure commitments unrelated to exploration activities. Our current working capital position provides sufficient liquidity for its short-term requirements. As announced on July 18, 2012 Kimber entered into a bridge loan credit facility with Sprott Resource Lending Partnership.

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

During 2012 gold and silver prices have been subject to significant volatility which may continue in the short term due to general conditions in the financial markets. Current gold and silver prices are still significantly higher than three or five years ago and there is no current evidence to suggest that the long term uptrend will not continue, however in the short term there may be a combination of upward and downward price fluctuations.

E. Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

Table 9 below sets forth the enforceable and legally binding obligations as of June 30, 2012:

Table 9

Contractual Obligations	Total	Less than 1 Year
Rental Obligations	$62,235	$62,235

Kimber leases its premises in Vancouver under an operating lease which expires in the fiscal year ending June 30, 2013. Kimber is obligated to make $62,235 in basic rental payments under its operating lease for the year ended June 30, 2013. In addition, under the lease Kimber has the obligation to pay its proportionate share of operating costs and taxes for the building. During the year ended June 30, 2012, Kimber expensed $212,868 in relation to this operating lease (June 30, 2011; $207,191, June 30, 2010; $194,445).

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

The members of the board of directors and senior officers of Kimber including a brief biography of each as at September 18, 2012 are as follows:

Name and Position in Kimber	Age	Other Principal Directorships
Leanne M. Baker Director Dr. Baker is an independent director of Kimber, a member and Chair of the Compensation Committee.	60	US Gold Corporation Agnico-Eagle Mines Ltd Reunion Gold Corporation Sutter Gold Mining Inc
R. Dennis Bergen Director Mr. Bergen is an independent director of Kimber, a member and Chairman of the Technical, Environmental and Safety Committee, and a member of the Audit Committee.	60	None
Renee Brickner Vice President, Investor Relations	38	None
Gordon Cummings President, Chief Executive Officer and Director	44	None
Lyn B. Davies Chief Financial Officer	60	None
Frederick T. Graybeal Director Dr. Graybeal is an independent director of Kimber, Chair of the Corporate Governance and Nominating Committee, a member and of the Compensation Committee, and the Technical, Environmental and Safety Committee.	74	None
Tim Haldane [1] Director Mr. Haldane is an independent director of Kimber and was appointed a member of the Technical, Environmental and Safety Committee on September 23, 2011.	56	None

Name and Position in Kimber	Age	Other Principal Directorships
David R Hembree Vice President, Exploration	59	None
James McKay Vice President, Project Development	66	None
Peter B. Nixon Director Mr. Nixon is an independent director of Kimber, Chair of the Board, a member of the Compensation Committee, the Corporate Governance and Nominating Committee and the Audit Committee.	66	Reunion Gold Corporation Stornoway Diamond Corporation Dundee Precious Metals Inc. Midas Gold Corp.
James J. Puplava Director Mr. Puplava is an independent director of Kimber and a member of the Compensation Committee.	62	Puplava Financial Services Inc. Puplava Securities Inc
Donald W. Young Director Mr. Young is an independent director of Kimber, a member and Chair of the Audit Committee, and a member of the Corporate Governance and Nominating Committee.	66	Dundee Precious Metals Inc. Midas Gold Corp.

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

The business experience of each director and senior officer, including activities performed outside Kimber, are as follows:

Leanne M. Baker, Director

Dr. Baker is managing director of Investor Resources LLC and President of Sutter Gold Mining Inc. Dr. Baker has been providing consulting services for the mining and financial services industries since January 2002. Prior to that, she was an equity research analyst and managing director with Salomon Smith Barney from 1990 to 2001.

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

Renee Brickner, Vice President, Investor Relations

Ms. Brickner has over 12 years experience in the resource industry. Her experience includes exploration geology, investor relations, corporate compliance and development, international corporate and investor support and technical review. From June 2006 to November 2011 Ms. Brickner was Manager of Corporate Communication – North America with Crescent Gold Limited.

Gordon Cummings, President, Chief Executive Officer and Director

Mr. Cummings is a Chartered Accountant with over 23 years of finance and management experience. From early 2000 until March 2006 Mr. Cummings was an officer of the Horizons Funds Group, initially as Chief Financial Officer and then subsequently Chief Executive Officer and Director. Horizons Funds is a Canadian group distributing public alternative investment funds. Mr. Cummings was appointed Chief Financial Officer of Kimber in July 2006 and was subsequently appointed President and Chief Executive Officer effective November 1, 2007.

Lyn Davies, Chief Financial Officer

Mr. Davies is a Chartered Accountant with over 30 years of finance experience, including senior finance roles with Canadian public listed companies, and public accounting experience with KPMG LLP and Grant Thornton LLP. Mr. Davies has served as Chief Financial Officer of Kimber since November 2007. Between June 2005 and November 2007 Mr. Davies was a finance and accounting consultant.

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

David Hembree, Vice President, Exploration

Mr. Hembree is a Registered Professional Geologist in the State of Oregon. Mr. Hembree has over 30 years of experience in the mineral resource industry including experience in exploration, development and production including open pit and underground operations.

Jim McKay, Vice President, Project Development

Mr. McKay is a geologic engineer with over 35 years of experience in exploration and operational projects.

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

B. Compensation

The following Table 10 sets forth all compensation we have paid to our directors and members of our administrative, supervisory or management bodies during the fiscal year ended June 30, 2012.

Table 10
Summary Compensation Table

Name and Principal Position	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
				Awards		Payouts
	Salary ($)	Bonus($)	Other Annual Compen- sation ($)	Securities Under Options/SAR s Granted (#)	Restricted Shares/Units Awarded ($)	LTIP Payouts ($)
Leanne M. Baker Director	Nil	Nil	$21,000	75,000	Nil	Nil	Nil
R. Dennis Bergen Director	Nil	Nil	$23,500	75,000	Nil	Nil	Nil
Renee Brickner Vice President, Investor Relations	$60,256	Nil	Nil	115,000	Nil	Nil	Nil
Gordon Cummings President, Chief Executive Officer & Director	$260,000	$90,200	$4,500	200,000	Nil	Nil	Nil

James A Currie Chief Operating Officer	$118,708	Nil	$2,400	590,000	Nil	Nil	Nil
Lyn B. Davies Chief Financial Officer	$137,500	$13,219	$2,400	65,000	Nil	Nil	Nil
Frederick T. Graybeal Director	Nil	Nil	$21,000	75,000	Nil	Nil	Nil
Tim Haldane Director	Nil	Nil	$11,250	150,000	Nil	Nil	Nil
Petrus H. Marius Maré Vice President, Exploration	$200,333	$42,000	Nil	80,000	Nil	Nil	Nil
Peter B. Nixon Director	Nil	Nil	$29,500	75,000	Nil	Nil	Nil
James J. Puplava, Director	Nil	Nil	$15,000	75,000	Nil	Nil	Nil
Donald W. Young Director	Nil	Nil	$30,000	75,000	Nil	Nil	Nil

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

We have an employment contract with Renee Brickner, Vice President, Investor Relations, which provides, among other things, that Kimber will pay to Ms. Brickner:

3.

6 months base salary if (i) there is a change of control of Kimber, (ii) there is a material adverse change in her position within 12 months following the change of control and (iii) she resigns within 90 days following becoming aware of the material adverse change in her position; or

4.	3 months base salary if her employment is unilaterally terminated by Kimber without cause in the absence of a change of control of Kimber having occurred.

We have an employment contract with David Hembree, Vice President, Exploration which provides, among other things, that Kimber will pay to Mr. Hembree:

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

We have an employment contract with Jim McKay, Vice President, Project Development which provides, among other things, that Kimber will pay to Mr. McKay:

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

Stock Option Plans

See the description of Kimber’s stock option plans under the section heading ITEM 6.E. – SHARE OWNERSHIP – INCENTIVE STOCK OPTIONS below

C. Board Practices

Our Board of Directors normally consists of eight (8) directors, all of whom were elected at a general meeting of shareholders on December 7, 2011 for a one year term.

Pursuant to Section 224 of the BCBCA, we are required to have an Audit Committee. We have a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the United States Securities Exchange Act of 1934, as amended. As at September 18, 2012, the members of the Audit Committee are Donald Young, Dennis Bergen and Peter Nixon, each of whom, in the opinion of the Board of Directors, is independent (as determined under Rule 10A-3 of the Exchange Act and section 803 of the NYSE MKT Company Guide) and is financially literate. The BCBCA requires the directors of a public company to elect from among their number an audit committee composed of not fewer than three directors, of whom a majority must not be officers or employees of Kimber or an affiliate of Kimber. The election must occur at the first meeting of the directors following each annual general meeting, and those elected will hold office until the next annual general meeting. Section 225 provides that before the annual financial statements are published, the financial statements and the auditors’ report must be submitted to the audit committee for review with the auditor, and, after that, the report of the audit committee on the financial statement must be submitted to the directors. Section 224(5) provides that the auditor must be given notice of, and has the right to appear before and to be heard at, every meeting of the audit committee, and must appear before the audit committee when requested to do so by the committee. Finally, section 224(6) provides that on the request of the auditor, the chair of the audit committee must convene a meeting of the audit committee to consider any matters the auditor believes should be brought to the attention of the directors or shareholders.

The directors have also established a Compensation Committee and as at September 26, 2012 the members of the Compensation Committee are Leanne Baker, Frederick Graybeal and James Puplava, each of whom, in the opinion of the Board of Directors, is independent (as determined under section 803 of the NYSE MKT Company Guide). The mandate established for the Compensation Committee is for the purposes of:

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

D. Employees

We have a total of seven employees in Canada, two employees in the United States and 40 employees in Mexico as of September 26, 2012.

At our head office in Vancouver, BC, there are six full-time employees and one part-time employee as at September 18, 2012. These numbers include three members of senior management and two full time employees who provide technical expertise in our engineering, geology and environmental and community relations areas. All our employees are non-union and we are not subject to any collective bargaining agreements.

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

Table 11

Shares, Options and Warrants Exercisable Within 60 days, Held By Directors and Officers

Name and Title	No. of Shares	No. Of Exercisable Options	No. Of Exercisable Warrants	Percent of Shares Outstanding
Leanne M. Baker Director	112,500	325,000	0	0.50%
R. Dennis Bergen Director	20,000	325,000	5,000	0.40%
Renee Brickner Vice President, Investor Relations	3,000	66,666	0	0.08%
Gordon Cummings President, Chief Executive Officer and Director	125,000	1,191,115	7,500	1.52%
Lyn B. Davies Chief Financial Officer	0	346,233	0	0.40%
Frederick T. Graybeal Director	5,000	325,000	0	0.38%
Timothy Haldane Director	10,000	100,000	0	0.13%
James McKay Vice President,Project Development	0	65,333	0	0.08%
Peter B. Nixon Director	40,000	325,000	5,000	0.42%
James J. Puplava Director	5,994,82 4	325,000	315,000	7.62%
Donald W. Young Director	36,000	275,000	0	0.36%

Incentive Stock Options

The following Table 12 discloses the stock options beneficially held by the aforementioned persons, as at September 18, 2012. The stock options are for Common Shares of Kimber:

Table 12

Stock Options Held By Directors and Officers
As at September 26, 2012

Name of Person	Number of Shares Subject to Issuance	Exercise Price per Share	Expiry Date
Leanne M. Baker	50,000	$0.79	February 12, 2013
	75,000	$0.65	January 29, 2014

Name of Person	Number of Shares Subject to Issuance	Exercise Price per Share	Expiry Date
	75,000	$1.15	February 12, 2015
	75,000	$1.38	February 8, 2016
	75,000	$1.19	February 10, 2017
R. Dennis Bergen	50,000	$0.79	February 12, 2013
	75,000	$0.65	January 29, 2014
	75,000	$1.15	February 12, 2015
	75,000	$1.38	February 8, 2016
	75,000	$1.19	February 10, 2017
Renee Brickner	100,000	$1.03	January 9, 2017
	15,000	$1.19	February 10, 2017
Gordon Cummings	400,000	$0.86	September 28, 2012
	100,000	$0.79	February 12, 2013
	185,715	$0.65	January 29, 2014
	193,900	$1.15	February 12, 2015
	191,000	$1.38	February 8, 2016
	25,000	$1.60	June 9, 2016
	200,000	$1.19	February 10, 2017
Lyn B. Davies	125,000	$0.78	November 29, 2012
	80,000	$0.65	January 29, 2014
	65,260	$1.15	February 12, 2015
	52,640	$1.38	February 8, 2016
	65,000	$1.19	February 10, 2017
Frederick T. Graybeal	50,000	$0.79	February 12, 2013
	75,000	$0.65	January 29, 2014
	75,000	$1.15	February 12, 2015
	75,000	$1.38	February 8, 2016
	75,000	$1.19	February 10, 2017
Timothy Haldane	75,000	$1.27	November 10, 2016
	75,000	$1.19	February 10, 2017
James McKay	52,000	$1.38	February 8, 2016
	20,000	$1.19	February 10, 2017
Peter B. Nixon	50,000	$0.79	February 12, 2013

Name of Person	Number of Shares Subject to Issuance	Exercise Price per Share	Expiry Date
	75,000	$0.65	January 29, 2014
	75,000	$1.15	February 12, 2015
	75,000	$1.38	February 8, 2016
	75,000	$1.19	February 10, 2017
James J. Puplava	50,000	$0.79	February 12, 2013
	75,000	$0.65	January 29, 2014
	75,000	$1.15	February 12, 2015
	75,000	$1.38	February 8, 2016
	75,000	$1.19	February 10, 2017
Donald W. Young	75,000	$0.65	January 29, 2014
	75,000	$1.15	February 12, 2015
	75,000	$1.38	February 8, 2016
	75,000	$1.19	February 10, 2017

We have two stock option plans, the Kimber Resources Inc. 2002 Stock Option Plan (the “2002 Plan”) and the Kimber Resources Inc. 2007 Stock Option Plan (the “2007 Plan”), the latter of which was adopted on December 12, 2007. Since the adoption of the 2007 Plan no further options have been or will be granted under the 2002 Plan, however all options outstanding will remain in effect until they expire, are exercised, or are cancelled. The 2007 Plan provides for the issuance of stock options to acquire up to a total of 10% of the Common Shares outstanding from time to time. As at September 18, 2012 options to acquire 2,103,293 Common Shares may be issued for a period not exceeding five years. The directors may, from time to time, appoint an administrator (the “Administrator”) for the purposes of administering the Option Plan.

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

At the end of the financial year ended June 30, 2012 there were 1,492,843 Common Shares available for the granting of options under the 2007 Plan. During the year ended June 30, 2012 there were no changes in the exercise price of outstanding options.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of September 18, 2012, to the best of our knowledge the following Table 13 sets forth the number of Common Shares and the number of options and Warrants exercisable within 60 days of the date of this Annual Report beneficially held by each major shareholder, defined as beneficial owners of 5% or more of our issued and outstanding Common Shares. The table also sets forth the percentage of the Shares outstanding, assuming exercise of all of the outstanding options and Warrants exercisable within 60 days of the date of this Annual Report held by such major shareholder:

Table 13

Major Shareholders To be confirmed)

		Percent of Shares
		Outstanding (assuming
	No. of Shares and	exercise of such Major
Identity of Person or Group (Major	Exercisable Options	Shareholder’s Options and
Shareholder)	and Warrants	Warrants)
Craton Capital Precious Metal Fund	7,300,000	8.75%
James J. Puplava	5,994,824	7.96%
Fidelity Select Portfolios: Gold Portfolio	5,848,100	7.01%
Sprott Asset Management Inc.	5,106,557	6.12%

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

As of August 31, 2012, 64% of our outstanding Common Shares are registered in the name of 9 people and/or entities having addresses in Canada, and 35% of our Common Shares are registered in the name of 72 people and/or entities having addresses in the United States of America.

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

B. Related Party Transactions

None of our directors, officers or principal shareholders, nor any family members of our directors, officers or principal shareholders, have any material interest, direct or indirect in any transactions in which we participated during the period commencing July 1, 2011 and ending on the date hereof which transactions were material to us, or any of our subsidiaries, except as stated elsewhere in this Annual Report or as indicated below. See ITEM 6. B. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES - Compensation. None of our directors, officers or principal shareholders, or family members of our directors, officers or principal shareholders, was involved in any transaction with us, or any of our subsidiaries, that was unusual in its nature or conditions involving goods, services, or tangible or intangible assets except as herein disclosed.

Our directors and officers were paid an aggregate of $1,103,266 during the year ended June 30, 2012 for wages, directors’ fees, consulting, legal, accounting and administrative services. These transactions have occurred in the normal course of operations and were measured at the exchange amount, which is that amount of consideration established and agreed to by the related parties.

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

Attached hereto in Item 18 – FINANCIAL STATEMENTS, are our audited consolidated financial statements for the years ended June 30, 2012 and June 30, 2011 which were prepared by management

Legal Proceedings

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

B. Significant Changes

On July 18, 2012 Kimber announced that it had entered into a $5 million bridge loan credit facility with Sprott Resource Lending Partnership (“SRLP”). The facility was at an interest rate of 12 percent per annum, payable monthly. The facility was made available through a $3 million drawdown on the closing date and a $2 million drawdown which can be made within 120 days thereafter. The term of the facility is one year, which may be extended for an additional six months, subject to the facility being on good standing, and on payment of an extension fee in the amount of 3% of the amount drawn down. SRLP was paid a structuring fee in the amount of $50,000. In consideration of the drawdown Kimber was obligated to make a share bonus payment of $180,000 being 6% of the advance. On September 10, 2012 285,689 shares were issued to SRLP and its nominees in respect of the share bonus payment.

ITEM 9. THE OFFER AND LISTING

A. The Offer and Listing Details

Our Common Shares trade on the TSX under symbol “KBR” and on the NYSE MKT under symbol “KBX”. Our Common Shares have traded on the TSX since June 18, 2004 and on the NYSE MKT since

December 22, 2005. The following table sets forth the high and low closing prices in Canadian dollars of our Common Shares traded on the TSX, and in United States dollars on the NYSE MKT. The information contained in the following tables is taken from the yahoo website at http://ca.finance.yahoo.com/.

The following Table 14 outlines the annual high and low market prices for the five most recent fiscal periods:

Table 14

High/Low Market Prices for the Five Most Recent Fiscal Periods

TSX
	High	Low
2012	$2.01	$0.65
2011	$1.90	$0.65
2010	$1.82	$0.54
2009	$1.60	$0.53
2008	$1.98	$0.62

NYSE MKT
	High	Low
2012	US$2.09	US$0.63
2011	US$1.99	US$0.62
2010	US$1.80	US$0.45
2009	US$1.65	US$0.40
2008	US$1.96	US$0.64

The following Table 15 outlines the high and low market prices for each fiscal financial quarter for the two most recent fiscal periods and any subsequent period:

Table 15

High/Low Market Prices for Each Fiscal Financial Quarter
for The Two Most Recent Fiscal Periods

TSX
	High	Low
2012
Q4	$0.93	$0.65
Q3	$1.29	$0.88
Q2	$1.49	$0.88
Q1	$2.01	$1.39
2011
Q4	$1.90	$1.10
Q3	$1.75	$1.12
Q2	$1.61	$0.94
Q1	$0.95	$0.65
NYSE MKT
	High	Low
2012
Q4	US$0.95	US$0.63
Q3	US$1.30	US$0.87
Q2	US$1.45	US$0.85
Q1	US$2.09	US$1.32
2011
Q4	US$1.99	US$1.15
Q3	US$1.79	US$1.12
Q2	US$1.62	US$0.91

Q1	US$0.93	US$0.62

The following Table 16 outlines the high and low market prices for each of the most recent six months (to August 31, 2012):

Table 16

High/Low Market Prices For Each Of The Most Recent Six Months

TSX
	High	Low
August, 2012	$0.74	$0.69
July, 2012	$0.80	$0.70
June, 2012	$0.80	$0.72
May, 2012	$0.88	$0.65
April, 2012	$0.93	$0.84
March, 2012	$1.08	$0.89

NYSE MKT
	High	Low
August, 2012	US$0.73	US$0.68
July, 2012	US$0.77	US$0.68
June, 2012	US$0.78	US$0.70
May, 2012	US$0.91	US$0.63
April, 2012	US$0.95	US$0.85
March, 2012	US$1.09	US$0.87

The closing price of the Common Shares on the TSX was $0.72 per Common Share and on the NYSE MKT was US$0.71 per Common Share on September 26, 2012.

B. Plan of Distribution

Not Applicable.

C. Markets

Our Common Shares trade on the TSX under symbol “KBR” and on the NYSE MKT under symbol “KBX”. Our Shares have traded on the TSX since June 18, 2004 and on the NYSE MKT since December 22, 2005.

D. Selling Shareholders

Not Applicable.

E. Dilution

Not Applicable.

F. Expense of the issue

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not Applicable.

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

E. Taxation

A brief description of certain provisions of the Canada-United States Tax Convention (1980) (the “Convention”) is included below, together with a brief outline of certain Canadian federal income tax considerations pursuant to the Income Tax Act (Canada) (the “Canadian Tax Act”), including withholding provisions, generally applicable to a holder of our Common Shares who, for the purposes of the Convention and at all relevant times, is resident in the United States, is entitled to all the benefits of the Convention, and will acquire and hold Common Shares as capital property. This summary is not exhaustive of all of the Canadian federal income tax considerations nor does it take into account or anticipate any provincial, territorial or foreign tax considerations arising from the acquisition, ownership or disposition of our Common Shares.

The following information is general and security holders should seek the advice of their own tax advisors, tax counsel or accountants with respect to an investment in the Common Shares having regard to their particular circumstances. No opinion was requested by us, or is provided by our legal counsel and/or auditors.

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of our Common Shares for a shareholder of Kimber who, for the purposes of the Convention, and at all relevant times, is resident in the United States, is entitled to full benefits under the Convention and will acquire and hold our Common Shares as capital property (a “Non-Resident”). This summary does not apply to a shareholder who within the last 12 months has carried on business in Canada through a “permanent establishment” situated in Canada or who has a fixed base in Canada for the purposes of performing independent personal services if the shareholder’s Common Shares form part of the business property of such permanent establishment or pertain to such fixed base. This summary is based on the provisions of the Canadian Tax Act and the regulations thereunder in force as of the date hereof and on an understanding of the current published administrative practices of Canada Revenue Agency, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is of a general nature only and is not a substitute for independent advice from a shareholder’s own Canadian and U.S. tax advisors.

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

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. In addition, except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of Common Shares.

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

If an entity or arrangement that is classified as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners (or owners). This summary does not address the tax consequences to any such partner (or other owners). Partners (or other owners) of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Common Shares.

Passive Foreign Investment Company Rules

If the Company were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”, as defined below) for any year during a U.S. Holder’s holding period, then certain different and potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Common Shares. In addition, in any year in which the Company is classified as a PFIC, such holder would be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

PFIC Status of the Company

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “asset test”). “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in a trade or business and certain other requirements are satisfied.

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

The Company believes that it was classified as a PFIC during the tax year ended June 30, 2012, and based on current business plans and financial expectations, the Company may qualify as a PFIC in subsequent tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or a Subsidiary PFIC) concerning its PFIC status. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and any Subsidiary PFIC.

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

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, recently enacted legislation generally imposes new U.S. return disclosure obligations (and related penalties) on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of $50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at a domestic financial institution. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns under the reporting rules, including the requirement to file an IRS Form 8938.

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

Not Applicable.

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

During the financial year and up to the date of this report we have not used financial instruments to reduce our exposure to market risks. Additional disclosure on financial instruments held by us at June 30, 2012 is contained in note 11 ‘Financial instruments’ to the consolidated financial statements.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. to C.

Not Applicable.

D. American Depositary Receipts

We do not have securities registered as American Depositary Receipts.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. to D.

None.

E. Use of Proceeds

Not Applicable.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934) as of June 30, 2012.

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

Based upon this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective as of June 30, 2012.

B. Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Securities Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by the IASB, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness in future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, including our Chief Executive Officer and our Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of June 30, 2012. In making its assessment of internal control over financial reporting, our management used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management concluded that our internal control over financial reporting was effective.

Deloitte & Touche LLP, the Company’s Independent Registered Chartered Accountants, have audited the effectiveness of the Company’s internal control over financial reporting as of June 30, 2012. The results of that audit are included in the report of the Independent Registered Chartered Accountants included in the consolidated financial statements section of this Annual Report and express an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

C. Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during the financial year ended June 30, 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Donald Young serves as chair of the Audit Committee of our Board of Directors. The Board of Directors has determined that Donald Young satisfies the criteria for an audit committee financial expert under the

Securities Exchange Act. The SEC has indicated that the designation of Donald Young as an audit committee financial expert does not make Donald Young an “expert” for any purpose, impose any duties, obligations or liability on Donald Young that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee. Mr. Young is “independent” as defined in Section 803 of the listing standards of the NYSE MKT.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

On September 18, 2008 the Board of Directors, proposed Deloitte & Touche LLP, (“Deloitte”) as our independent registered chartered accountants, a proposal which was subsequently ratified by our shareholders. Deloitte & Touche LLP, independent registered chartered accountants were subsequently reappointed as our auditors for the financial year ending June 30, 2012

Fees Paid to Auditor

	Fees for 2012	Fees for 2011
	($)	($)

Audit Fees	$139,080	$150,700
Audit Related Fees	18,000	10,000
Tax Fees	6,750	40,200
All Other Fees	-	-
Totals	$163,830	$200,900

"Audit Fees" represent fees for the audit of the Corporation's consolidated annual financial statements, review of the Corporation's condensed consolidated interim financial statements, review in connection with regulatory financial filings and attendance at Audit Committee meetings and discussions with management. “Audit-Related Fees” are comprised of fees for assurance and related services that are primarily related to the Company’s conversion to IFRS. "Tax Fees" represent fees for preparation of Canadian corporate income tax returns, Information Returns in Respect of Controlled Foreign Affiliates and forms in respect of Transactions with Non-Resident Persons.

Pre-approval of Fees and Independence of Auditor

The Securities and Exchange Commission requires that before our independent auditors are engaged by us or our subsidiaries to render any auditing or permitted non-audit related service, the engagement be approved by the audit committee; or entered into pursuant to pre-approval policies and procedures established by the audit committee, provided the policies and procedures are detailed as to the particular service, the audit committee is informed of each service, and such policies and procedures do not include delegation of the audit committee’s responsibilities to management. Under the audit committee’s policies, it pre-approves all services provided by our independent auditors. In the years ended June 30, 2012 and June 30, 2011, the audit committee pre-approved all services provided by our independent auditors.

The audit committee considers the nature and amount of the fees billed by Deloitte and believes that the provision of the services for activities unrelated to the audit is compatible with maintaining Deloitte’s independence.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G. CORPORATE GOVERNANCE

Our common shares are listed on the NYSE MKT. Section 110 of the NYSE MKT Company Guide permits the NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which our governance practices differ from those followed by domestic companies pursuant to NYSE MKT standards is as follows:

Shareholder Meeting Quorum Requirement: The NYSE MKT minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on NYSE MKT is required to state its quorum requirement in its bylaws. Our quorum requirement is set forth in its Articles. A quorum for a meeting of our shareholders is two persons present being, or representing by proxy, shareholders holding at least 5% of the issued shares of the Company entitled to vote at the meeting

Proxy Delivery Requirement: NYSE MKT requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. We are a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and our equity securities are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. We solicit proxies in accordance with applicable rules and regulations in Canada.

The foregoing is consistent with the laws, customs and practices in Canada.

ITEM 16H. MINE SAFETY DISCLOSURES

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company has elected to prepare its financial statements in accordance with Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements were prepared in accordance with IFRS and are presented in Canadian dollars.

The consolidated financial statements are in the following order:

1.	Consolidated Statements of Financial Position;
2.	Consolidated Statements of Net Loss and Comprehensive Loss;
3.	Consolidated Statement of Changes in Equity;
4.	Consolidated Statement of Cash Flows; and
5.	Notes to the Consolidated Financial Statements.

ITEM 19. EXHIBITS

The exhibits included in this Annual Report are in the following order:

1.	Articles of Incorporation and Bylaws

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

(8)	Change of Control Agreement dated April 26, 2007 between Gordon Cummings and Kimber. See ITEM 6. B. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES - Compensation of this Annual Report. [3]

(9)	Employment Agreement dated September 25, 2007 between Gordon Cummings and Kimber. See ITEM 6. B. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES - Compensation of this Annual Report. [3]

(10)	Employment Agreement dated November 21, 2007 between Lyn B. Davies and Kimber. See ITEM 6. B. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES -Compensation of this Annual Report. [4]

(11)	Employment Agreement dated November 18, 2007 between P. Marius Maré and Kimber. See ITEM 6. B. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES -Compensation of this Annual Report. [4]

(12)

Kimber Resources Inc. 2007 Stock Option Plan approved by Shareholder resolutions on December 12, 2007. This stock option plan was established to superseded the 2002 Plan and provide an incentive to attract and retain employees and others engaged in providing service to the Company. It provides that our Board of Directors may grant stock options up to 10% of our Common Shares issued and outstanding from time to time less the number of options to acquire Common Shares that remain outstanding under all existing option agreements under the 2002 Plan. [4]

(13)

Consulting Agreement dated February 1, 2008 between JB Engineering Ltd. and Kimber. This agreement provides that Mr. Richards will supply us with engineering and other project related services in connection with our projects at a rate of $100 per hour.[4] Effective October 1, 2010 this rate was increases to $150 per hour.[10]

(14)

Stock Option Agreement between Kimber and optionee pursuant to the Kimber Resources Inc. 2007 Stock Option Plan. An unsigned copy of the standard form option agreement is attached. The agreement sets forth the standard terms of the stock option grant to each individual who has an option agreement with us. The terms of a specific agreement may differ depending on terms established by the Board of Directors. [4]

(15)

Amending Agreement to Temporary Occupation of Ejido Land Agreement dated January 30, 2005 between between the Ejido Monterde, represented by Blas Quezada Ozuna, Ramon Balois Munoz and Miguel Quintero Rivas acting as President, Secretary and Treasurer respectively of the Ejido Board and Miguel Palacios Trias, acting as President of the Supervisory Board, and Minera Monterde. This agreement amends the area of land covered by the agreement and fixes the right to use and occupy Ejido Monterde lands for the purpose of exploration, development and mining for a period of 30 years from July 13, 2003. [4]

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

(33)	Credit agreement dated June 29, 2012 between Sprott Resource Lending Partnership and Kimber Resources Inc. and Minera Monterde, S. de R.L. de C.V.

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

8 These material contracts are incorporated by reference to our Free Writing Prospectus filed with the SEC on March 3, 2010.

9 These material contracts are incorporated by reference to our Form 20-F filed with the SEC on September 28, 2010.

10 These material contracts are incorporated by reference to our Form 20-F filed with the SEC on September 27, 2011

3.	Subsidiaries

The following is information regarding our wholly owned subsidiaries:

Business	Jurisdiction of	Office
Name	Incorporation	Address	Telephone
Minera Monterde, S. de R.L. de C.V.	Mexico	Calle la Salle # 3230 Fracc. Lomas la Salle	52-614-410-8344

Business	Jurisdiction of	Office
Name	Incorporation	Address	Telephone
Chihuahua, Chih. CP 31214, Mexico
Kimber Resources de Mexico, S.A. de C.V.	Mexico	Calle la Salle # 3230 Fracc. Lomas la Salle Chihuahua, Chih. CP 31214, Mexico	52-614-410-8344
Minera Pericones, S.A. de C.V.	Mexico	Calle la Salle # 3230 Fracc. Lomas la Salle Chihuahua, Chih. CP 31214, Mexico	52-614-410-8344

4.	Certifications

a.	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

b.	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

5.	Section 18 U.S.C. Section 1350 Certification

Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Section 18 U.S.C. Section 1350

6.	Consents

Consent of Independent Registered Chartered Accountants.

SIGNATURE PAGE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, Kimber Resources Inc. certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 28, 2012

On Behalf of KIMBER RESOURCES INC.,

“/s/Gordon Cummings”

Gordon Cummings
President, Chief Executive Officer and Director

“/s/Lyn Davies”

Lyn Davies
Chief Financial Officer

Consolidated financial statements of

Kimber Resources Inc.

June 30, 2012
(Stated in Canadian dollars)

Kimber Resources Inc.
June 30, 2012

Management’s Responsibility for Financial Reporting

The consolidated financial statements of Kimber Resources Inc. (the “Company”) have been prepared by, and are the responsibility of, the Company’s management. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and reflect management’s best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to obtain reasonable assurance that the Company’s assets are safeguarded, transactions are authorized, and financial information is reliable, relevant and accurate.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at June 30, 2012. In making its assessment, management has used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in its “Internal Control-Integrated Framework”. Based on our assessment, utilizing those criteria, management concluded that the Company’s internal control over financial reporting was effective as at that date.

The Audit committee meets with the Company’s management and external auditors to discuss the results of the audit and to review the annual consolidated financial statements prior to the Audit Committee’s submission to the Board of Directors for approval. The Board has approved the consolidated financial statements of the Company.

The consolidated financial statements and internal control over financial reporting have been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).

Signed “Gordon Cummings”	Signed “Lyn B. Davies”
President and Chief Executive Officer	Chief Financial Officer

September 18, 2012	September 18, 2012

Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-669-4466
Fax: 778-374-0496
www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Shareholders of Kimber Resources Inc.

We have audited the accompanying consolidated financial statements of Kimber Resources Inc. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at June 30, 2012, June 30, 2011 and July 1, 2010 and the consolidated statements of net loss and comprehensive loss, changes in equity and cash flows for the years ended June 30, 2012 and June 30, 2011, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Kimber Resources Inc. and subsidiaries as at June 30, 2012, June 30, 2011 and July 1, 2010 and the results of their operations and cash flows for the years ended June 30, 2012 and June 30, 2011, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicates that Kimber Resources Inc. has incurred cumulative losses since inception, has an accumulated deficit of $26,592,875 as of June 30, 2012 and a net loss of $3,566,641 for the year ended June 30, 2012. These conditions, along with other matters as set forth in Note 1, indicate the existence of material uncertainties that raise substantial doubt about the Company’s ability to continue as a going concern.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of June 30, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 18, 2012 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, Canada
September 18, 2012

Report of Independent Registered Chartered Accountants

To the Shareholders of Kimber Resources Inc.

We have audited the internal control over financial reporting of Kimber Resources Inc. and subsidiaries (the “Company”) as of June 30, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Responsibility for Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended June 30, 2012 of the Company and our report dated September 18, 2012 expressed an unqualified opinion on those financial statements.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, Canada
September 18, 2012

Kimber Resources Inc.
Consolidated statements of financial position
as at June 30, 2012
(Stated in Canadian dollars)

		June 30,	June 30,	July 1,
	Note	2012	2011	2010
		$	$	$
			(Note 15)	(Note 15)
Assets
Current assets
Cash and cash equivalents		1,546,363	8,401,429	4,560,493
Trade and other receivables	5	1,417,756	1,078,794	355,471
Prepaid expenses		279,229	127,508	130,953
Total current assets		3,243,348	9,607,731	5,046,917

Equipment	6	598,354	549,084	497,960
Mineral interests	7	58,966,941	48,839,128	42,647,361
Total assets		62,808,643	58,995,943	48,192,238

Liabilities
Current liabilities
Trade and other payables		822,827	1,915,016	541,627
Total current liabilities		822,827	1,915,016	541,627

Shareholders' equity
Share capital	8	82,235,232	74,543,371	63,556,255
Share option reserve		5,072,985	4,292,758	3,630,073
Warrant reserve		1,270,474	1,271,032	523,106
Deficit		(26,592,875)	(23,026,234)	(20,058,823)
Total equity		61,985,816	57,080,927	47,650,611
Total liabilities and equity		62,808,643	58,995,943	48,192,238

Description of business and going concern (Note 1)
Commitments for expenditures (Note 13)
Subsequent event (Note 16)

Approved on behalf of the Board of Directors

Signed "Gordon Cummings"
Gordon Cummings, Director

Signed "Donald Young"
Donald W. Young, Director

Kimber Resources Inc.
Consolidated statements of net loss and comprehensive loss
year ended June 30, 2012
(Stated in Canadian dollars)

	2012	2011
	$	$
		(Note 15)
Expenses
Salaries and benefits	1,859,744	1,468,074
Legal, consulting and audit	581,043	527,730
Office, insurance and miscellaneous	269,514	250,437
Rent	231,612	207,191
Investor relations	211,251	193,203
Transfer and filing fees	125,665	139,468
Other expense	122,942	-
General exploration	98,355	71,038
Foreign exchange loss	78,232	113,374
Travel and accommodation	62,513	34,831
Amortization of equipment	22,307	15,632
Operating loss	3,663,178	3,020,978

Other items
Finance income	63,920	40,366
Finance expense	(2,296)	(3,098)
Other income	34,913	16,299
Net loss and comprehensive loss	3,566,641	2,967,411

Loss per share, basic and diluted	(0.04)	(0.04)

Weighted average number of common shares outstanding, basic and diluted	82,052,869	73,104,638

Kimber Resources Inc.
Consolidated statement of changes in equity
year ended June 30, 2012
(Stated in Canadian dollars)

				Share
			Share capital	option	Warrant
	Note	Shares	Amount	reserve	reserve	Deficit	Total
			$	$	$	$	$
				(Note 15)	(Note 15)	(Note 15)

Balance at July 1, 2010		68,010,586	63,556,255	3,630,073	523,106	(20,058,823)	47,650,611
Net loss for the year		-	-	-	-	(2,967,411)	(2,967,411)
Shares issued on exercise of stock options		79,500	82,925	(25,850)	-	-	57,075
Shares issued on exercise of warrants		10,000	19,488	-	(1,488)	-	18,000
Shares issued on public offering	8(e)	9,085,000	12,059,405	-	659,595	-	12,719,000
Share issue costs		-	(1,028,621)	-	(56,262)	-	(1,084,883)
Broker warrants issued on public offering		-	(146,081)	-	146,081	-	-
Share-based compensation		-	-	688,535	-	-	688,535
Balance at June 30, 2011		77,185,086	74,543,371	4,292,758	1,271,032	(23,026,234)	57,080,927
Net loss for the year		-	-	-	-	(3,566,641)	(3,566,641)
Shares issued on exercise of stock options		211,101	244,420	(77,306)	-	-	167,114
Shares issued on exercise of warrants		3,750	7,308	-	(558)	-	6,750
Shares issued on private placement	8(e)	5,060,000	8,096,000	-	-	-	8,096,000
Share issue costs		-	(655,867)	-	-	-	(655,867)
Share-based compensation		-	-	857,533	-	-	857,533
Balance at June 30, 2012		82,459,937	82,235,232	5,072,985	1,270,474	(26,592,875)	61,985,816

Kimber Resources Inc.
Consolidated statement of cash flows
year ended June 30, 2012
(Stated in Canadian dollars)

	2012	2011
	$	$

Cash (used for) provided by:
Operating activities
Net loss and comprehensive loss	(3,566,641)	(2,967,411)
Items not involving cash
Amortization of equipment	22,307	15,632
Finance expense	2,296	3,098
Finance income	(63,920)	(40,366)
Unrealized foreign exchange loss	149,449	151,693
Share-based compensation	857,533	688,535
Gain on sale of equipment	-	(11,503)
Other expense	122,942	-
	(2,476,034)	(2,160,322)
Net changes in non-cash working capital
Trade and other receivables	22,691	(43,292)
Prepaid expenses	(125,563)	462
Trade and other payables	(20,241)	93,647
	(2,599,147)	(2,109,505)

Investing activities
Interest received	63,920	40,366
Purchase of equipment	(166,253)	(157,493)
Proceeds on disposal of equipment	-	12,613
Expenditures on mineral interests	(11,787,747)	(5,487,362)
	(11,890,080)	(5,591,876)

Financing activities
Interest paid	(2,296)	(3,098)
Common shares issued on financing	8,096,000	12,719,000
Common shares issued upon exercise of options	167,114	57,075
Common shares issued upon exercise of warrants	6,750	18,000
Share issue costs	(655,867)	(1,084,883)
	7,611,701	11,706,094

Effect of exchange rates on cash	22,460	(163,777)

(Decrease) increase in cash and cash equivalents	(6,877,526)	4,004,713
Cash and cash equivalents, beginning of year	8,401,429	4,560,493
Cash and cash equivalents, end of year	1,546,363	8,401,429

Cash and cash equivalents are comprised of
Cash	1,546,363	2,325,786
Canadian treasury bills	-	6,075,643
	1,546,363	8,401,429

Supplemental cash flow information (Note 12)

Kimber Resources Inc.
Notes to the consolidated financial statements
June 30, 2012
(Stated in Canadian dollars)

1.	Description of business and going concern

Kimber Resources Inc. (“Kimber” or the “Company”) is incorporated in British Columbia, Canada, and is involved in the acquisition and exploration of mineral right interests in Mexico.

The head office, principal address and registered and records office of the Company are located at Suite 215 - 800 West Pender Street, Vancouver, BC V6C 2V6.

At the date of these consolidated financial statements, Kimber has not yet determined whether any of its mineral rights contain economically recoverable mineral reserves. Accordingly, the carrying amount of mineral interests represents cumulative expenditures incurred to date and does not necessarily reflect present or future values. The recovery of these costs is dependent upon the discovery of economically recoverable mineral reserves and the ability of Kimber to obtain the necessary financing to complete their exploration and development and to resolve any environmental, regulatory, or other constraints.

Although Kimber has taken steps to verify title to the properties in which it has an interest, in accordance with industry standards for properties in the exploration stage, these procedures do not guarantee Kimber’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

These consolidated financial statements have been prepared on a going concern basis, which assumes Kimber will continue in operations for the foreseeable future and be able to realize its assets and discharge its liabilities in the normal course of business. Kimber does not generate cash flows from operations and accordingly, Kimber will need to raise additional funds through future issuance of securities. Although Kimber has been successful in raising funds in the past, there can be no assurance Kimber will be able to raise sufficient funds in the future, in which case Kimber may be unable to meet its obligations as they come due in the normal course of business. If Kimber cannot raise funds, its mining properties may be joint ventured, optioned, sold or abandoned.

Kimber has not determined whether any of its properties contain mineral reserves that are economically recoverable. It is not possible to predict whether financing efforts will be successful or if Kimber will attain profitable level of operations. Kimber has incurred losses since inception, has an accumulated deficit of $26,592,875 as of June 30, 2012 (June 30, 2011 - $23,026,234) and a net loss of $3,566,641 (2011 - $2,967,411) for the year ended June 30, 2012. These conditions may raise substantial doubt regarding Kimber’s ability to continue as a going concern. Should Kimber be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts on the statement of financial position.

The consolidated financial statements are presented in Canadian dollars and all values are rounded to the nearest dollar except where otherwise indicated.

Kimber Resources Inc.
Notes to the consolidated financial statements
June 30, 2012
(Stated in Canadian dollars)

2.	Basis of preparation

(a)	Statement of compliance

These consolidated financial statements represent the Company’s first annual consolidated financial statements prepared in accordance with and in full compliance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). The Company adopted IFRS in accordance with IFRS 1, “First-time Adoption of International Financial Reporting Standards” (IFRS 1”) with a transition date of July 1, 2010, as discussed in Note 15.

The Company’s consolidated financial statements were previously prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Note 15 includes reconciliations of the Company’s consolidated statement of financial position and statement of net loss and comprehensive loss as at the date of transition and for the 2011 comparative periods prepared in accordance with GAAP to those prepared and reported in these consolidated financial statement in accordance with IFRS.

(b)	Basis of presentation

The financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at fair value, as explained in the accounting policies set out in Note 3.

These consolidated financial statements include the accounts of Kimber, and its wholly-owned Mexican subsidiaries, Minera Monterde, S. de R.L de C.V., Minera Pericones, S.A. de C.V. and Kimber Resources de Mexico, S.A. de C.V.

(c)	Adoption of new and revised standards and interpretations

These consolidated financial statements have been prepared in accordance with IFRS effective as of June 30, 2012.

At the date of authorization of these financial statements, the IASB and IFRIC have issued the following new and revised Standards and Interpretations which are not yet effective for the relevant reporting periods:

(i)

The following five new Standards were issued by the IASB in May 2011, and are effective for annual periods beginning on or after January 1, 2013. Early application is permitted if all five Standards are adopted at the same time. The Company is assessing the impact of these standards.

(1)	Consolidated financial statements

IFRS 10 Consolidated Financial Statements (“IFRS 10”) will replace existing guidance on consolidation in IAS 27 Consolidated and Separate Financial Statements, and SIC 12 Consolidation – Special Purpose Entities. The portion of IAS 27 that deals with separate financial statements will remain. IFRS 10 changes the definition of control, such that the same consolidation criteria will apply to all entities. The revised definition focuses on the need to have both “power” and “variable returns” for control to be present. Power is the current ability to direct the activities that significantly influence returns. Variable returns can be positive, negative or both. IFRS 10 requires continuous assessment of control of an investee in line with any changes in facts and circumstances.

Kimber Resources Inc.
Notes to the consolidated financial statements
June 30, 2012
(Stated in Canadian dollars)

2.	Basis of preparation (continued)

	(c)	Adoption of new and revised standards and interpretations (continued)

		(i)	(continued)

			(2)	Joint arrangements

IFRS 11 Joint Arrangements (“IFRS 11”) will replace IAS 31 Interests in Joint Ventures, and SIC 13 Jointly Controlled Entities – Non-monetary Contributions by Venturers. IFRS 11 defines a joint arrangement as an arrangement where two or more parties contractually agree to share control. Joint control exists only when the decisions about activities that significantly affect the returns of an arrangement require the unanimous consent of the parties sharing control. The focus is not solely on the legal structure of joint arrangements, but rather on how the rights and obligations are shared by the parties to the joint arrangement. IFRS 11 eliminates the existing policy choice of proportionate consolidation for jointly controlled entities. In addition, the Standard categorizes joint arrangements as either joint operations or joint ventures.

(3)	Disclosure of interests in other entities

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) is the new Standard for disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. Matters covered include information about the significant judgments and assumptions that any entity has made in determining whether it has control, joint control or significant influence over another entity.

(4)	Separate financial statements

IAS 27 Separate Financial Statements (“IAS 27”) has been updated to require an entity presenting separate financial statements to account for those investments at cost or in accordance with IFRS 9 Financial Instruments. The amended IAS 27 excludes the guidance on the preparation and presentation of consolidated financial statements for a group of entities under the control of a parent currently within the scope of the current IAS 27 Consolidated and Separate Financial Statements that is replaced by IFRS 10.

(5)	Investments in associates and joint ventures

IAS 28 Investments in Associates and Joint Ventures (“IAS 28”) has been revised and it is to be applied by all entities that are investors with joint control of, or significant influence over, an investee. The scope of IAS 28 Investments in Associates does not include joint ventures.

(ii)

IFRS 13 Fair Value Measurement (“IFRS 13”) was issued by the IASB in May 2011, and is effective for annual periods beginning on or after January 1, 2013. Early application is permitted. IFRS 13 was issued to remedy the inconsistencies in the requirements for measuring fair value and for disclosing information about fair value measurement in various current IFRSs. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e. an exit price. The Company is assessing the impact of this standard.

Kimber Resources Inc.
Notes to the consolidated financial statements
June 30, 2012
(Stated in Canadian dollars)

2.	Basis of preparation (continued)

	(c)	Adoption of new and revised standards and interpretations (continued)

(iii)

IAS 1, Presentation of Financial Statements (‘‘IAS 1’’) The IASB has amended IAS 1 to require additional disclosures for items presented in other comprehensive income (‘‘OCI’’) on a before-tax basis and requires items to be grouped and presented in OCI based on whether they are potentially reclassifiable to profit or loss subsequently (i.e. items that may be reclassified and those that will not be reclassified to profit or loss). This amendment is effective for annual periods beginning on or after July 1, 2012 and requires full retrospective application. The Company will apply this amendment beginning the first quarter of its 2013 fiscal year and has yet to assess the impact to its consolidated financial statements.

(iv)

IFRS 9, Financial Instruments (‘‘IFRS 9’’) On November 12, 2009, the IASB issued IFRS 9 to replace IAS 39, Financial Instruments: Recognition and Measurement (‘‘IAS 39’’). IFRS 9 addresses the classification and measurement of financial assets. IFRS 9 was subsequently reissued on October 28, 2010, incorporating new requirements on accounting for financial liabilities. On December 16, 2011, the effective date of IFRS 9 was changed to annual periods beginning on or after January 1, 2015. The Company is assessing the impact of this standard.

(v)

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine ("IFRIC 20") was issued by the IASB in October 2011 and is effective for annual periods beginning on or after January 1, 2013. Early application is permitted. IFRIC 20 was issued to address the accounting for costs associated with waste removal in surface mining ("stripping costs"). The interpretation clarifies when production stripping should lead to the recognition of an asset and how the asset should be measured, both initially and in subsequent periods. The Company is assessing the impact of this standard.

3.	Summary of significant accounting policies

	(a)	Basis of consolidation

These consolidated financial statements include the financial statements of the Company and its controlled subsidiaries. Control is achieved when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the period are included in the consolidated statement of net loss and comprehensive loss from the effective date of control or up to the effective date of loss of control, as appropriate.

All intercompany transactions, balances, income and expenses are eliminated in full on consolidation.

Non-controlling interests in the net assets of consolidated subsidiaries are identified separately from the Company’s equity therein. Non-controlling interests consist of the amount of those interests at the date of the original business combination and the non-controlling interests’ share of changes in equity since the date of the combination. Losses applicable to the non-controlling interests in excess of their interest in the subsidiary’s equity are allocated against the interests of the Company except to the extent that the non-controlling interests have a binding obligation and are able to make an additional investment to cover the losses.

Kimber Resources Inc.
Notes to the consolidated financial statements
June 30, 2012
(Stated in Canadian dollars)

3.	Summary of significant accounting policies (continued)

(b)	Interest income

Interest income from financial assets is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount.

(c)	Foreign currencies

The Company’s reporting currency and the functional currency of all of its operations is the Canadian dollar as this is the principal currency of the economic environment in which the Company operates and is the principal currency in which the funds from financing activities are generated.

Transactions in foreign currencies are initially recorded at the functional currency rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange ruling at the date of the statement of financial position.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

(d)	Equipment

Equipment is stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Depreciation is provided at rates calculated to write off the cost of equipment, less their estimated residual value, using the declining balance method at the following annual rates:

Camp and equipment	10%
Camp vehicles	25%
Computer equipment	30%
Computer software	100%
Office fixtures and equipment	20%

An item of equipment is derecognized upon disposal, when held for sale or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in the consolidated statement of net loss and comprehensive loss.

The Company conducts an annual assessment of the residual balances, useful lives and depreciation methods being used for equipment and any changes arising from the assessment are applied by the Company prospectively.

Kimber Resources Inc.
Notes to the consolidated financial statements
June 30, 2012
(Stated in Canadian dollars)

3.	Summary of significant accounting policies (continued)

(e)	Mineral interests

All acquisition costs, exploration and direct field costs are capitalized until the rights to which they relate are placed into production, at which time these deferred costs will be amortized over the estimated useful life of the rights upon commissioning the property, or written-off if the rights are disposed of, impaired or abandoned.

Management reviews the carrying amounts of mineral interests on a periodic basis and will recognize impairment based upon current exploration results and upon assessment of the probability of profitable exploitation of the rights. Management’s assessment of the mineral interests’ fair value is also based upon a review of other mineral interest transactions that have occurred in the same geographic area as that of the rights under review. Administration costs and other exploration costs that do not relate to a specific mineral interest are expensed as incurred.

Costs include the cash consideration and the fair value of shares issued on the acquisition of mineral rights. Mineral interests acquired under option or joint venture agreements, whereby payments are made at the sole discretion of Kimber, are recorded in the accounts when the payments are made. Proceeds from property option payments received by Kimber are netted against the deferred costs of the related mineral interests, with any excess being included in operations. No option payments were received during the years ended June 30, 2012 and 2011.

(f)	Share-based compensation

Employees (including directors and senior executives) of the Company receive a portion of their remuneration in the form of equity awards, whereby employees render services as consideration for equity instruments (“equity-settled transactions”).

In situations where equity instruments are issued and some or all of the goods or services received by the entity as consideration cannot be specifically identified or the fair values not readily determinable, they are measured at fair value of the share-based compensation.

The costs of equity-settled transactions with employees are measured by reference to the fair value at the date on which they are granted.

The costs of equity-settled transactions are recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (“the vesting date”). The cumulative expense is recognized for equity-settled transactions at each reporting date until the vesting date reflects the Company’s best estimate of the number of equity instruments that will ultimately vest. The profit or loss charge or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and the corresponding amount is represented in share option reserve.

Kimber Resources Inc.
Notes to the consolidated financial statements
June 30, 2012
(Stated in Canadian dollars)

3.	Summary of significant accounting policies (continued)

(f)	Share-based compensation (continued)

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied provided that all other performance and/or service conditions are satisfied.

Where the terms of an equity-settled award are modified, the minimum expense recognized is the expense as if the terms had not been modified. An additional expense is recognized for any modification which increases the total fair value of the share-based arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

The dilutive effect of outstanding options is reflected as additional dilution in the computation of earnings per share.

(g)	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset until the asset is substantially ready for its intended use. Other borrowing costs are expensed in the period incurred.

(h)	Taxation

Income tax expense represents the sum of tax currently payable and deferred tax. If the current and deferred tax relates to items recognized directly in equity or in other comprehensive income, the related taxes are recognized in equity or other comprehensive income.

Current income taxes

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are substantively enacted by the date of the statement of financial position.

Deferred income taxes

Deferred income tax is provided using the liability method on temporary differences at the date of the statement of financial position between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

  where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

  in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Kimber Resources Inc.
Notes to the consolidated financial statements
June 30, 2012
(Stated in Canadian dollars)

3.	Summary of significant accounting policies (continued)

(h)	Taxation (continued)

Deferred income tax (continued)

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilized except:

  where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

  in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each date of the statement of financial position and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each date of the statement of financial position and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the date of the statement of financial position.

Deferred income tax assets and deferred income tax liabilities are offset if, and only if, a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend to either settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

(i)	Loss per share

The basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period. The diluted loss per share reflects the potential dilution of common share equivalents, such as outstanding stock options and share purchase warrants, in the weighted average number of common shares outstanding during the year, if dilutive. The calculation assumes that proceeds upon the exercise of the options and warrants are used to purchase common shares at the average market price during the period. During the years ended June 30, 2012 and 2011, all the outstanding stock options and warrants were anti-dilutive.

Kimber Resources Inc.
Notes to the consolidated financial statements
June 30, 2012
(Stated in Canadian dollars)

3.	Summary of significant accounting policies (continued)

(j)	Valuation of warrants

Kimber allocates a value, based on relative fair value, to warrants issued as part of equity financing. Warrants issued in conjunction with equity or debt instruments are valued on relative fair value basis using the Black-Scholes option pricing model.

(k)	Financial assets

All financial assets are initially recorded at fair value and designated upon inception into one of the following four categories: held to maturity, available for sale, loans and receivables or at fair value through profit or loss (“FVTPL”).

Financial assets classified as FVTPL are measured at fair value with unrealized gains and losses recognized through profit and loss.

Financial assets classified as loans and receivables and held to maturity are measured at amortized cost using the effective interest method less any allowance for impairment. The effective interest method is a method of calculating the amortized cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset, or, where appropriate, a shorter period.

Financial assets classified as available for sale are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) except for losses in value that are considered other than temporary or a significant or prolonged decline in the fair value of that investment below its cost.

Transaction costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

(l)	Financial liabilities

All financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or other financial liabilities.

Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as FVTPL. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Transaction costs on financial liabilities classified as FVTPL are expensed as incurred.

Kimber Resources Inc.
Notes to the consolidated financial statements
June 30, 2012
(Stated in Canadian dollars)

3.	Summary of significant accounting policies (continued)

(l)	Financial liabilities (continued)

At the end of each reporting period subsequent to initial recognition, financial liabilities at FVTPL are measured at fair value, with changes in fair value recognized directly in profit or loss in the period in which they arise. The net gain or loss recognized in profit or loss excludes any interest paid on the financial liabilities.

(m)	Impairment of financial assets

The Company assesses at each date of the statement of financial position whether a financial asset is impaired.

Assets carried at amortized cost

If there is objective evidence that an impairment loss on assets carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is then reduced by the amount of the impairment. The amount of the loss is recognized in income or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed to the extent that the carrying value of the asset does not exceed what the amortized cost would have been had the impairment not been recognized. Any subsequent reversal of an impairment loss is recognized in income or loss.

In relation to trade receivables, a provision for impairment is made and an impairment loss is recognized in income and loss when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor) that the Company will not be able to collect all of the amounts due under the original terms of the invoice. The carrying amount of the receivable is reduced through use of an allowance account. Impaired debts are written off against the allowance account when they are assessed as uncollectible.

Available for sale

If an available for sale asset is impaired, an amount comprising the difference between its cost and its current fair value, less any impairment loss previously recognized in income or loss, is transferred from other comprehensive income to income or loss. Reversals in respect of equity instruments classified as available for sale are not recognized in income or loss.

Kimber Resources Inc.
Notes to the consolidated financial statements
June 30, 2012
(Stated in Canadian dollars)

3.	Summary of significant accounting policies (continued)

(n)	Impairment of non-financial assets

At each date of the statement of financial position, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the assets belong.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of comprehensive income, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years.

(o)	Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand, and Canadian and U.S. Government Treasury bills with an original maturity of three months or less, which are readily convertible into a known amount of cash.

(p)	Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) that has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the obligation. Any increase in a provision due solely to passage of time is recognized as interest expense.

(q)	Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence, related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Kimber Resources Inc.
Notes to the consolidated financial statements
June 30, 2012
(Stated in Canadian dollars)

3.	Summary of significant accounting policies (continued)

(r)	Significant accounting judgments and estimates

The preparation of these financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

The most significant estimates relate to amortization of equipment, recoverability of trade and other receivables, valuation of deferred income tax amounts, impairment of mineral interests and the calculation of share-based compensation.

The most significant judgments relate to recoverability of capitalized amounts, recognition of deferred tax assets and liabilities, the determination of functional currency, the determination of the economic viability of a project and the preparation of consolidated financial statements on a going concern basis.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments are as follows:

(i)	Impairment of mineral interests

Management considers both external and internal sources of information in assessing whether there are any indications that Kimber’s mineral interests are impaired. External sources of information management considers include changes in the market, economic and legal environment in which Kimber operates that are not within its control and affect the recoverable amount of its mineral interests. Internal sources of information management consider includes indications of economic performance of the asset, the Company’s future plans related to the property, and the Company’s ability to meet further commitments required to continue work on the property.

(ii)	Amortization rate and residual values for equipment

Amortization expenses are allocated based on assumed asset lives. Should the asset’s residual value, asset life or amortization rates differ from the initial estimate an adjustment would be made in the consolidated statement of net loss and comprehensive loss.

(iii)	Valuation of share-based compensation

Kimber uses the Black-Scholes Option Pricing Model for valuation of share-based compensation. Option pricing models require the input of subjective assumptions included expected price volatility, interest rate and forfeiture rate. Changes in input assumptions can materially affect the fair value estimate and comprehensive loss and equity reserves.

Kimber Resources Inc.
Notes to the consolidated financial statements
June 30, 2012
(Stated in Canadian dollars)

3.	Summary of significant accounting policies (continued)

(r)	Significant accounting judgments and estimates (continued)

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

(i)	Economic recoverability and probability of future economic benefits of capitalized mineral interests.

Management has determined that exploratory drilling, evaluation, development and related costs incurred which were capitalized have future economic benefits and are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, resource estimates, scoping and prefeasibility studies and existing permits and mine plans.

(ii)	Functional Currency

The functional currency for each of Kimber’s subsidiaries is the currency of the primary economic environment in which the entity operates. Kimber has determined that the current functional currency of the consolidated entity is the Canadian dollar. Determination of functional currency may involve certain judgments to determine the primary economic environment and Kimber reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

4.	Segmented information

At June 30, 2012 the Company has one reportable operating segment, being mineral exploration.

An operating segment is defined as a component of the Company:

  that engages in business activities from which it may earn revenues and incur expenses;

  whose operating results are reviewed regularly by the entity’s chief operating decision maker; and

  for which discrete financial information is available.

Kimber Resources Inc.
Notes to the consolidated financial statements
June 30, 2012
(Stated in Canadian dollars)

4.	Segmented information (continued)

The Company operates in two geographical areas, being Canada, and Mexico. The following is an analysis of the Company’s assets by geographical area and reconciled to the Company’s consolidated financial statements:

	June 30,	June 30,	July 1,
	2012	2011	2010
	$	$	$
		(Note 15)	(Note 15)
Assets by geographic segment, at cost
Canada
Current assets	1,774,479	8,503,709	4,638,504
Equipment	69,185	49,782	61,346
	1,843,664	8,553,491	4,699,850

Mexico
Current assets	1,468,869	1,104,022	408,413
Equipment	529,169	499,302	436,614
Mineral interests	58,966,941	48,839,128	42,647,361
	60,964,979	50,442,452	43,492,388
	62,808,643	58,995,943	48,192,238

5.	Trade and other receivables

Trade and other receivables are comprised primarily of IVA value added tax credits refundable from the Government of Mexico which is currently calculated as 16% of expenditures in Mexico. Though Kimber has been experiencing delays in obtaining IVA refunds, Kimber has been receiving IVA refunds on an ongoing basis and expects to continue to recover outstanding amounts. As at June 30, 2012, IVA of $Nil (June 30, 2011 - $180,910; July 1, 2010 - $19,656) has been outstanding for more than one year. Subsequent to June 30, 2012, the Company received $564,365 in IVA refunds.

At June 30, 2012, the Company recorded a provision of $122,942 (June 30, 2011 - $nil; July 1, 2010 -$nil) for trade and other receivables which have been outstanding for more than one year and for which there have been no receipts in the past year. This provision has been recognized as other expense during the year.

	June 30,	June 30,	July 1,
	2012	2011	2010
	$	$	$

IVA tax receivable	1,371,200	1,009,003	328,203
HST receivable	40,999	58,928	20,888
Other receivables	5,557	10,863	6,380
	1,417,756	1,078,794	355,471

Kimber Resources Inc.
Notes to the consolidated financial statements
June 30, 2012
(Stated in Canadian dollars)

6.	Equipment

					Office
	Camp and	Camp	Computer	Computer	fixtures and
	equipment	vehicles	equipment	software	equipment	Total
	$	$	$	$	$	$
Cost

At July 1, 2010	511,382	222,726	181,117	70,178	79,241	1,064,644
Additions	67,232	72,719	14,394	2,653	495	157,493
Disposals	(12,632)	(89,753)	(15,906)	(468)	-	(118,759)
At June 30, 2011	565,982	205,692	179,605	72,363	79,736	1,103,378
Additions	89,487	13,738	38,654	22,919	1,501	166,299
Disposals	(14,369)	-	(28,675)	-	-	(43,044)
At June 30, 2012	641,100	219,430	189,584	95,282	81,237	1,226,633

Amortization

At July 1, 2010	203,205	148,998	108,187	66,486	39,808	566,684
Amortization for the year	38,758	32,399	24,768	2,868	6,466	105,259
Disposals	(12,632)	(88,643)	(15,906)	(468)	-	(117,649)
At June 30, 2011	229,331	92,754	117,049	68,886	46,274	554,294
Disposals	(14,369)	-	(28,675)	-	-	(43,044)
Amortization for the year	41,031	39,515	22,114	8,728	5,641	117,029
At June 30, 2012	255,993	132,269	110,488	77,614	51,915	628,279

Net book values

At July 1, 2010	308,177	73,728	72,930	3,692	39,433	497,960
At June 30, 2011	336,651	112,938	62,556	3,477	33,462	549,084
At June 30, 2012	385,107	87,161	79,096	17,668	29,322	598,354

Kimber Resources Inc.
Notes to the consolidated financial statements
June 30, 2012
(Stated in Canadian dollars)

7.	Mineral interests

Kimber’s mineral interests relate to mineral rights for the Monterde property located in the State of Chihuahua, Mexico.

Kimber holds mineral rights to the Pericones and Setago properties in State of Estado de Mexico, Mexico and the State of Chihuahua, Mexico. All expenditures on these two properties have been previously written off or expensed previously.

During the year ended June 30, 2012 Kimber capitalized $10,127,813 of costs to mineral interests (June 30, 2011 - $6,191,767).

Monterde Property

The Monterde Property consists of the Monterde concessions, the contiguous El Coronel concessions and staked concessions. The entire Monterde Property comprises of 35 mineral concessions totalling 29,296 hectares in the Sierra Madre in the State of Chihuahua, Mexico.

Monterde concessions

Kimber owns a 100% interest in the Monterde concessions having acquired the concessions by payment of total consideration of $1,477,043 (US$1,129,900).

El Coronel concessions

Kimber owns a 100% interest in the El Coronel mineral concessions by having made total payments of $1,206,958 (US$1,000,000).

Staked concessions

Kimber has a 100% interest in concessions that were staked adjacent to the Monterde concessions and El Coronel concessions. There are no payment obligations for these staked concessions aside from semi-annual taxes.

Pericones and Setago Properties

The Pericones Property is located approximately 160 southwest of Mexico City and covers 11,890 hectares. The Setago Property lies approximately 24 kilometers to the west of Monterde and covers 10,069 hectares. Previous expenditures on both these properties have been expensed in previous periods.

Kimber Resources Inc.
Notes to the consolidated financial statements
June 30, 2012
(Stated in Canadian dollars)

7.	Mineral interests (continued)

		Expenditures		Expenditures
	June 30,	during the	June 30,	during the	July 1,
Mexico	2012	period	2011	period	2010
	$	$	$	$	$

Monterde Property
Acquisition	3,257,567	142,813	3,114,754	103,845	3,010,909

Exploration
Amortization	819,346	94,676	724,670	89,621	635,049
Assays	5,548,789	1,265,001	4,283,788	482,902	3,800,886
Drilling	19,853,580	4,680,555	15,173,025	2,042,686	13,130,339
Engineering	4,313,058	837,261	3,475,797	809,735	2,666,062
Environment study	1,695,906	271,534	1,424,372	93,805	1,330,567
Field, office	2,681,946	666,754	2,015,192	575,186	1,440,006
Geological, geophysical	9,052,537	906,324	8,146,213	998,730	7,147,483
Legal	948,727	94,610	854,117	98,939	755,178
Maps, reports, reproductions	1,334,237	105,462	1,228,775	96,523	1,132,252
Metallurgy	1,309,532	255,826	1,053,706	167,429	886,277
Road and drill site construction	2,284,613	99,023	2,185,590	142,763	2,042,827
Salaries and wages	1,057,538	142,607	914,931	93,388	821,543
Scoping study	25,482	-	25,482	-	25,482
Socioeconomic studies	65,301	-	65,301	-	65,301
Stakeholder costs	69,174	-	69,174	-	69,174
Supplies	2,699,234	403,335	2,295,899	287,170	2,008,729
Travel, accomodation	1,950,374	162,032	1,788,342	109,045	1,679,297
	55,709,374	9,985,000	45,724,374	6,087,922	39,636,452
Total mineral interests	58,966,941	10,127,813	48,839,128	6,191,767	42,647,361

Kimber Resources Inc.
Notes to the consolidated financial statements
June 30, 2012
(Stated in Canadian dollars)

8.	Equity and share capital

(a)	Share capital

As at June 30, 2012, the Company had 82,459,937 (June 30, 2011 - 77,185,086; July 1, 2010 - 68,010,586) common shares issued and outstanding. The Company is authorized to issue an unlimited number of common shares at no par value.

(b)	Stock option plan

On December 12, 2007, the shareholders of Kimber approved the adoption of a new 2007 Stock Option Plan that allows for the grant of stock options up to 10% of the issued and outstanding common shares from time to time, less the number of stock options outstanding under Kimber’s former 2002 Stock Option Plan.

The exercise price is generally set at the closing price on the last trading date preceding the date of their grant and vests in accordance with the determination of the Board of Directors, generally one third on the date of grant and an additional third at the end of each nine month period thereafter.

The Compensation Committee determines and makes recommendations to the Board of Directors as to the recipients of, and nature and size of, share-based compensation awards in compliance with applicable securities law, stock exchange and other regulatory requirements.

There were 1,790,000 options issued during the year ended June 30, 2012. The weighted average fair value of the options issued during the year ended June 30, 2012 was estimated at $0.54 per option (June 30, 2011 - $0.73) at the grant date using the Black-Scholes option pricing model. The weighted average assumptions used for the calculation were:

	Year ended	Year ended
	June 30,	June 30,
	2012	2011

Risk free interest rate	1.09%	1.64%
Expected life	2.80 years	3 years
Expected volatility (i)	80%	80%
Expected dividend per share	$Nil	$Nil
Forfeiture rate	5%	5%

(i) Expected volatility has been based on historical volatility of the Company’s publicly traded shares.

The total share-based compensation recognized for the year ended June 30, 2012 was $857,533 (2011 - $688,535) and has been allocated to salaries and benefits.

Kimber Resources Inc.
Notes to the consolidated financial statements
June 30, 2012
(Stated in Canadian dollars)

8.	Equity and share capital (continued)

(c)	Outstanding stock options

The following is a summary of option transactions under the Company’s stock option plan:

	Year ended June 30,		Year ended June 30,
		2012		2011
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
		$		$

Balance, beginning of period	5,466,325	$1.14	4,705,715	$1.09
Options granted	1,790,000	$1.27	1,175,000	$1.38
Options exercised	(211,101)	$0.79	(79,500)	$0.72
Options forfeited	(73,649)	$1.30	(124,890)	$0.95
Options expired	(749,610)	$2.40	(210,000)	$1.61
Balance, end of period	6,221,965	$1.03	5,466,325	$1.14

The following table summarizes information about stock options outstanding and exercisable at June 30, 2012:

		Options outstanding		Options exercisable
		Weighted		Weighted
		average	Options	average
		remaining	outstanding	remaining
Exercise	Options	contractual	and	contractual
price	outstanding	life (years)	exercisable	life (years)
$

$0.85	25,000	0.22	25,000	0.22
$0.86	400,000	0.25	400,000	0.25
$0.78	400,000	0.42	400,000	0.42
$0.79	400,000	0.62	400,000	0.62
$0.65	1,121,215	1.58	1,121,215	1.58
$1.15	1,015,110	2.62	1,015,110	2.62
$1.38	1,050,140	3.61	735,140	3.61
$1.60	20,500	3.95	20,500	3.95
$1.27	75,000	4.37	25,000	4.37
$1.03	650,000	4.54	166,667	4.54
$1.19	1,065,000	4.62	300,000	4.62
	6,221,965	2.74	4,608,632	2.16

Weighted average exercise price	$1.03		$0.98

The weighted average share price at the date options were exercised during the year ended June 30, 2012 was $1.59. (June 30, 2011 - $1.32)

Kimber Resources Inc.
Notes to the consolidated financial statements
June 30, 2012
(Stated in Canadian dollars)

8.	Equity and share capital (continued)

(d)	Warrants

The continuity of warrants for the years ended June 30, 2012 and 2011 is as follows:

		Weighted		Weighted
		average		average
	Warrants	exercise		remaining
	outstanding	price	Expiry date	life (years)
		$
Balance, July 1, 2010	2,000,000	1.80	September 24, 2010	0.24
Issued	4,542,500	1.80	December 23, 2012	1.48
Issued	544,050	1.40	December 23, 2012	1.48
Expired	(2,541)	1.80
Exercised	(10,000)	1.80
Balance, June 30, 2011	7,074,009	1.77		1.13
Expired	(1,997,459)	1.80
Exercised	(3,750)	1.80
Balance, June 30, 2012	5,072,800	1.76		0.48

On September 13, 2010, Kimber announced the extension of the expiry date of the warrants issued in connection with its private placement financing which closed on September 24, 2008. The expiry date of the warrants to purchase 1,997,459 common shares at a purchase price of $1.80 per share expiring on September 24, 2010 was extended to September 24, 2011. The value attributed to the warrant extension was not material. These warrants expired unexercised on September 24, 2011.

(e)	Private placements

(i)

On December 23, 2010, Kimber closed a $12,719,000 offering consisting of 9,085,000 units issued at a price of $1.40 per unit. Each unit consisted of one common share of Kimber and one-half of one common share purchase warrants. Each whole warrant entitles the holder to purchase one common share of Kimber for a period of two years following the closing at a price of $1.80. Kimber allocated $659,595 to warrant reserve for the relative value of the warrants which were issued as part of the offering. The value of the warrants was calculated using the Black- Scholes model with the following assumptions, risk free interest rate of 1.7% expected share price volatility of 35% expected life of warrant of 2 years, and a dividend yield of nil.

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

Kimber Resources Inc.
Notes to the consolidated financial statements
June 30, 2012
(Stated in Canadian dollars)

8.	Equity and share capital (continued)

(e)	Private placements (continued)

(i)	(continued)

The value of the underwriter warrants was calculated using the Black-Scholes model with the following assumptions, risk free interest rate of 1.70%, expected share price volatility of 35%, expected life of warrant of 2 years, and a dividend yield of nil. The issue costs, net of the underwriter warrants, totaling $1,084,883, were allocated $1,028,621 to share capital and $56,262 to warrant reserve respectively.

(ii)

On July 26, 2011, Kimber announced the closing of a bought deal private placement. Kimber issued 5,060,000 common shares at a price of $1.60 per share for gross proceeds of $8,096,000. The underwriters were paid a cash commission of 6.5% of the gross proceeds. Total share issue costs of $655,867 were incurred related to the private placement, which includes the commission of $526,240 and other share issue costs of $129,627.

9.	Income taxes

(a)

Income tax expense reported differs from the amount computed by applying the combined Canadian federal and provincial income tax rates, applicable to the Company, to the loss before the tax provision due to the following:

	2012	2011
	$	$

Loss before tax	(3,566,641)	(2,967,411)
Statutory tax rate	25.75%	27.50%
Expected income tax recovery	(918,000)	(816,000)

Changes attributable to:
Non-deductible expenses	127,000	123,000
Difference in tax rates between Canada and foreign jurisdictions	(8,000)	167,000
Tax effect of tax losses and temporary differences not recognized	783,000	651,000
Effect of change in future tax rates and others	16,000	(125,000)
Income tax expense	-	-

Kimber Resources Inc.
Notes to the consolidated financial statements
June 30, 2012
(Stated in Canadian dollars)

9.	Income taxes (continued)

(b)	The deductible temporary differences and unused tax losses of the Company are attributable to the following:

	2012	2011
	$	$

Non-capital losses	60,465,925	60,762,821
Share issue costs	1,418,660	1,289,061
Equipment	189,558	163,183
	62,074,143	62,215,065
Mineral interests	(50,343,573)	(41,671,524)
Unrecognized deductible temporary differences	11,730,570	20,543,541

Deferred tax assets are recognized to the extent that the realization of the related tax benefits through future taxable profit is probable. The ability to realize the tax benefits is dependent upon numerous factors, including the future profitability of operations in the jurisdiction in which the tax benefit arise. No deferred tax assets were recognized during the year ended June 30, 2012 and June 30, 2011.

(c)	Expiry dates of unused tax losses

At June 30, 2012, the Company has non-capital operating losses of approximately $17,895,000 (2011 - $15,288,000) for deduction against future taxable income in Canada. The operating losses expire as follows:

$

2014	1,132,000
2025	1,244,000
2026	1,805,000
2027	3,346,000
2028	2,202,000
2029	1,443,000
2030	1,676,000
2031	2,438,000
2032	2,609,000
17,895,000

Kimber Resources Inc.
Notes to the consolidated financial statements
June 30, 2012
(Stated in Canadian dollars)

9.	Income taxes (continued)

(c)	Expiry dates of unused tax losses (continued)

At June 30, 2012, the Company has losses of approximately $42,617,000 (2011 -$41,829,000) for deduction against future taxable income in Mexico. These losses expire as follows:

$

2012	439,000
2013	1,146,000
2014	3,701,000
2015	5,517,000
2016	9,811,000
2017	4,461,000
2018	4,473,000
2019	2,275,000
2020	2,291,000
2021	7,878,000
2022	625,000
42,617,000

Tax losses in Mexico have been calculated according to tax laws which are substantively enacted as at June 30, 2012. The Company has not recognized losses where uncertainty exists with respect to the recognition of these losses.

10.	Capital risk management

The capital structure of Kimber consists of equity attributable to common shareholders comprising share capital, share option reserve, warrant reserve and deficit. Total capital as at June 30, 2012 was $61,985,816 (June 30, 2011 - $57,080,927). Kimber has no externally imposed capital requirements.

Kimber’s objectives when managing capital are to maintain adequate capital resources to safeguard Kimber’s ability to continue as a going concern, to maintain adequate levels of funding to support the acquisition, exploration and development of mineral properties, to maintain and enhance investor, creditor and market confidence, to sustain future development of the business, and to provide returns to shareholders and benefits for other stakeholders.

Kimber Resources Inc.
Notes to the consolidated financial statements
June 30, 2012
(Stated in Canadian dollars)

11.	Financial instruments

(a)	Categories of financial instruments

		June 30,	June 30,	July 1,
	Classification	2012	2011	2010
		$	$	$
Financial assets
Cash and cash equivalents	Loans and receivables	1,546,363	8,401,429	4,560,493
Trade and other receivables	Loans and receivables	1,417,756	1,078,794	355,471
Total financial assets		2,964,119	9,480,223	4,915,964

Financial liabilities
Trade and other payables	Other liabilities	822,827	1,915,016	541,627
Total financial liabilities		822,827	1,915,016	541,627

(b)	Fair value

The fair value of the Company’s financial instruments approximates their carrying value as at June 30, 2012 because of the demand nature or short-term maturity of these instruments.

(c)	Financial risk management objectives and policies

The Company’s financial instruments include cash and cash equivalents, trade and other receivables and trade and other payables. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

(i)	Currency risk

The operating results and financial position of Kimber are reported in Canadian dollars. Certain of Kimber’s financial instruments and transactions are denominated in currencies other than the Canadian dollar. The results of Kimber’s operations are subject to currency transaction and translation risk.

Kimber’s exploration and some administration costs are incurred in Mexico and are denominated in Mexican pesos or U.S. dollars. The fluctuation of the U.S. dollar and Mexican peso in relation to the Canadian dollar will consequently impact Kimber’s operating results and may affect the value of Kimber’s assets and the amount of the shareholders’ equity. Kimber does not currently hedge its exposure to foreign exchange movements.

Kimber Resources Inc.
Notes to the consolidated financial statements
June 30, 2012
(Stated in Canadian dollars)

11.	Financial instruments (continued)

(c)	Financial risk management objectives and policies (continued)

(i)	Currency risk (continued)

A significant amount (2012 - 48%; 2011 - 88%) of Kimber’s monetary assets are held in Canadian dollars. A 5% change in the U.S. dollar and Mexican peso will affect Kimber as is indicated in the following table.

	Years ended June 30,
	2012	2011
	$	$
Change in loss
United States dollar	4,380	59,115
Mexican pesos	64,529	12,486

(ii)	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s cash and cash equivalents and trade and other receivable. The maximum risk exposure is limited to their carrying amounts at the date of the statement of financial position. Cash and cash equivalents are held as cash deposits or invested in Treasury bills with various maturity dates. Kimber does not invest in asset-backed securities and does not expect any credit losses. Kimber periodically assesses the quality of its deposits.

Trade and other receivables consist primarily of paid value added tax recoverable (“IVA”) from the Mexican Government for Mexican expenditures. Kimber regularly reviews the collectability of its amounts receivable. Other than discussed in Note 5, there is no indication at this time that the IVA amounts will not be collected in full.

(iii)	Liquidity risk

Liquidity risk is the risk that Kimber may not be able to meet its financial obligations as they become due (Note 1). Kimber attempts to ensure that there is sufficient cash and cash equivalents to meet its business requirements on a timely basis. Kimber prepares regular budgets which are approved by the Board of Directors and also prepares cash flow forecasts on a regular basis.

The following table details Kimber’s expected remaining contractual maturities for its financial liabilities. The table is based on the undiscounted cash flows of financial liabilities based on the earliest date on which Kimber can be required to satisfy the liabilities.

Kimber Resources Inc.
Notes to the consolidated financial statements
June 30, 2012
(Stated in Canadian dollars)

11.	Financial instruments (continued)

(c)	Financial risk management objectives and policies (continued)

(iii)	Liquidity risk (continued)

	Less than
	1 month	1-3 months	Total
	$	$	$
At June 30, 2012
Trade and other payables	534,554	288,273	822,827
At June 30, 2011
Trade and other payables	1,631,757	283,259	1,915,016
At July 1, 2010
Trade and other payables	348,627	193,000	541,627

12.	Supplemental cash flow information

Non-cash financing and investing activities

In the years ended June 30, 2012 and 2011, the Company incurred the following non-cash investing and financing transactions.

	Year ended June 30,
	2012	2011
	$	$

Amortization capitalized to mineral interests	94,676	89,621
Transfer of share option reserve upon exercise of stock options	77,306	25,850
Transfer of warrants reserve upon exercise of warrants	558	1,488

13.	Commitments for expenditures

Operating lease

Kimber leases its premises in Vancouver under an operating lease which expires in the fiscal year ended June 30, 2013. At June 30, 2012, the Company is obligated to make $62,235 in basic rental payments under the lease for the year ended June 30, 2013. In addition Kimber has the obligation to pay its proportionate share of operating costs and taxes for the building.

Kimber Resources Inc.
Notes to the consolidated financial statements
June 30, 2012
(Stated in Canadian dollars)

14.	Compensation of key management personnel

The remuneration of directors and other members of key management is as follows:

	2012	2011
	$	$

Management salaries and director's fees	928,000	625,000
Management bonus payments	170,000	86,000
Other management benefits	10,000	7,000
Share based compensation	738,000	541,000
	1,846,000	1,259,000

The remuneration of directors and key executives is recommended by the Compensation Committee and approved by the Board of Directors having regard to the performance of individuals and market trends.

15.	First time adoption of IFRS

The Company has adopted IFRS on July 1, 2011 with a transition date of July 1, 2010. These consolidated financial statements for the year ended June 30, 2012 are the Company’s first annual financial statements in accordance with IFRS 1. This note explains the adjustments made by the Company in converting its GAAP statement of financial position at July 1, 2010 and June 30, 2011. Under IFRS 1, First Time Adoption of International Financial Reporting Standards, IFRS are applied retrospectively at the transition date with all adjustments to assets and liabilities as stated under GAAP taken to accumulated deficit unless certain exemptions are applied. The Company elected to take the following IFRS 1 optional exemptions:

(a)	IFRS 3 (Revised) Business combinations has not been applied to acquisitions of subsidiaries or of interest in associates and joint ventures that occurred before July 1, 2010.

(b)	Share-based payment

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 Share-based Payment to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the date of transition to IFRS. The Company has elected not to apply IFRS 2 to awards which had vested prior to the date of transition.

IFRS 1 also outlines specific guideline that a first-time adopter must adhere to under certain circumstances. The Company has applied the following guideline to its opening statement of financial position dated July 1, 2010:

(c)	Estimates

IFRS 1 requires that an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under the entity’s previous GAAP, unless there is objective evidence that those estimates were in error. The Company’s IFRS estimates as of July 1, 2010 are consistent with its Canadian GAAP estimates for the same date.

Kimber Resources Inc.
Notes to the consolidated financial statements
June 30, 2012
(Stated in Canadian dollars)

15.	First time adoption of IFRS (continued)

Below is the Company’s consolidated statement of financial position as at the transition date of July 1, 2010 under IFRS.

			Effect of
		Canadian	transition
	Note	GAAP	to IFRS	IFRS
		$	$	$
Assets
Current assets
Cash and cash equivalents		4,560,493	-	4,560,493
Trade and other receivables		355,471	-	355,471
Prepaid expenses		130,953	-	130,953
Total current assets		5,046,917	-	5,046,917

Equipment		497,960	-	497,960
Mineral interests		42,647,361	-	42,647,361
Total assets		48,192,238	-	48,192,238

Liabilities
Current liabilities
Trade and other payables		541,627	-	541,627
Total current liabilities		541,627	-	541,627

Equity
Share capital		63,556,255	-	63,556,255
Share option reserve	(i)	4,089,747	(459,674)	3,630,073
Warrant reserve	(ii)	-	523,106	523,106
Deficit	(i)	(19,995,391)	(63,432)	(20,058,823)
Total equity		47,650,611	-	47,650,611
Total liabilities and equity		48,192,238	-	48,192,238

IFRS employs a conceptual framework that is similar to Canadian GAAP. While the adoption of IFRS has not changed the actual cash flows of the Company, the adoption has resulted in changes to the reported financial position and results of operations of the Company. Presented below are reconciliations prepared by the Company to reconcile to IFRS the assets, liabilities, equity, net loss and cash flows of the Company from those reported under Canadian GAAP:

Kimber Resources Inc.
Notes to the consolidated financial statements
June 30, 2012
(Stated in Canadian dollars)

15.	First time adoption of IFRS (continued)

(a)	Total equity

The following is a reconciliation of the Company’s equity reported in accordance with Canadian GAAP to its equity under IFRS as at June 30, 2011:

						Total
			Share option	Warrant		shareholders'
	Note	Share capital	reserve	reserve	Deficit	equity
		$	$	$	$	$

As reported under Canadian GAAP		74,543,371	5,506,745	-	(22,969,189)	57,080,927
Share-based compensation	(i)	-	57,045	-	(57,045)	-
Reclassifications	(ii)	-	(1,271,032)	1,271,032	-	-
As reported under IFRS		74,543,371	4,292,758	1,271,032	(23,026,234)	57,080,927

(b)	Total comprehensive loss

		Year ended
		June 30,
	Note	2011
		$

Net loss and total comprehensive loss for the period under Canadian GAAP		2,973,798
Adjustments for differing accounting treatments:
Share-based compensation	(i)	(6,387)

Total loss and comprehensive loss for the period under IFRS		2,967,411

(c)	Cash flows

The adoption of IFRS has had no impact on the net cash flows of the Company. The changes made to the statements of financial position and statements of net loss and comprehensive loss have resulted in reclassifications of various amounts on the statements of cash flows, however as there have been no changes to the net cash flows, no reconciliations have been presented. Under IFRS, the Company is presenting cash interest received as an investing activity and cash interest paid as a financing activity, whereas these were included as an operating activity under Canadian GAAP.

Kimber Resources Inc.
Notes to the consolidated financial statements
June 30, 2012
(Stated in Canadian dollars)

15.	First time adoption of IFRS (continued)

Notes to the IFRS reconciliation above:

(i)	Share-based compensation

IFRS requires each tranche of a share-based award with different vesting dates to be considered a separate grant for purpose of fair value calculation, and the resulting fair value is amortized over the vesting period of the respective tranches. Furthermore, forfeiture estimates are recognized on the grant date and revised for actual forfeitures in subsequent periods.

Under Canadian GAAP, the fair value of share-based awards with graded vesting was calculated as one single grant and the resulting fair value was recognized on a straight-line basis over the longest vesting period. Forfeitures of awards were only recognized in the period the forfeiture occurred.

As a result, share-based compensation at July 1, 2010 was increased by $63,432, with the respective adjustments in share option reserve and deficit as at July 1, 2010.

During the year ended June 30, 2011, share-based compensation was decreased by $6,387, with the respective adjustments in share option reserve and salaries and benefits expense.

(ii)	Reclassifications

Upon transition to IFRS, the Company has reclassified amounts relating to the fair value allocated to warrants previously included in contributed surplus to a separate warrant reserve.

16.	Subsequent event

On July 18, 2012 Kimber announced that it had entered into a $5 million bridge loan credit facility with Sprott Resource Lending Partnership ("SRLP"). The facility was at an interest rate of 12 percent per annum, payable monthly. The facility was made available through a $3 million drawdown on the closing date and a $2 million drawdown which can be made within 120 days thereafter. The term of the facility is one year, which may be extended for an additional six months, subject to the facility being on good standing, and on payment of an extension fee in the amount of 3% of the amount drawn down. SRLP was paid a structuring fee in the amount of $50,000. In consideration of the drawdown Kimber was obligated to make a share bonus payment of $180,000 being 6% of the advance. On September 10, 2012 285,689 shares were issued to SRLP and its nominees in respect of the share bonus payment.

17.	Approval of the financial statements

The consolidated financial statements of Kimber Resources Inc. for the year ended June 30, 2012 were approved and authorized for issue by the Board of Directors on September 18, 2012.

Kimber Resources Inc.
Management’s Discussion and Analysis
For the year ended June 30, 2012

The following management’s discussion and analysis (“MD&A”) of Kimber Resources Inc.’s (“Kimber” or the “Company”) financial position is for the year ended June 30, 2012 compared to the year ended June 30, 2011 and covers information up to the date of this MD&A as stated below. This discussion should be read in conjunction with the attached consolidated financial statements which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A may contain certain forward-looking statements about Kimber’s future prospects, and Kimber provides no assurance that actual results will meet management’s expectations.

All amounts are stated in Canadian dollars unless indicated otherwise. Additional information regarding Kimber, including its Annual Information Form, is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.com, and on Kimber’s website at www.kimberresources.com.

This management’s discussion and analysis is dated September 18, 2012.

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

Kimber’s principal asset is the Monterde project, which is 29,296 hectares (“ha”) in size and is located in the prolific Sierra Madre Gold-Silver belt of Northern Mexico. The Monterde project hosts important gold-silver mineralization and has three deposits located within two kilometres (“km”) of each other. Kimber is currently advancing the Monterde project towards a production decision.

An independent updated Preliminary Economic Assessment for Monterde, prepared in accordance with the reporting requirements of National Instrument 43-101, was filed on SEDAR on July 25, 2011 and was filed on EDGAR on July 28, 2011.

The consolidated financial statements for the years ended June 30, 2012 and 2011 have been prepared on a going-concern basis, which assumes that Kimber will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities in the normal course of business. Kimber does not generate cash flows from operations and accordingly, Kimber will need to raise additional funds through future issuance of securities. Although Kimber has been successful in raising funds in the past, there can be no assurance Kimber will be able to raise sufficient funds in the future, in which case Kimber may be unable to meet its obligations as they come due in the normal course of business. If Kimber cannot raise funds, its mining properties may be joint ventured, optioned, sold or abandoned.

Kimber has not determined whether any of its properties contain mineral reserves that are economically recoverable. It is not possible to predict whether financing efforts will be successful or if Kimber will attain profitable level of operations. Kimber has incurred losses since inception, has an accumulated deficit of $26,592,875 as of June 30, 2012 (June 30 2011- $23,026,234) and a net loss of $3,566,641 (2011- $2,967,411) for the year ended June 30, 2012. These conditions may raise substantial doubt regarding Kimber’s ability to continue as a going concern. Should Kimber be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts on the statement of financial position.

The consolidated financial statements for the years ended June 30, 2012 and 2011 do not include any adjustments to the carrying value of assets and liabilities, and changes to balance sheet classifications that may be necessary should Kimber not continue as a going concern and these adjustments and reclassifications could be material.

Kimber Resources Inc. is based in Vancouver, British Columbia and trades on the NYSE MKT under the symbol “KBX” and on the Toronto Stock Exchange (the “TSX”) under the symbol “KBR”.

Results of Operations

Year ended June 30, 2012

Kimber’s net loss for the year ended June 30, 2012 was $3,566,641 or $0.04 per common share compared with a net loss of $2,967,411 or $0.04 loss per share for the year ended June 30, 2011. The principal reasons for the increase in net loss were increases in salaries and benefits including share-based compensation charges and increased legal and consulting fees.

During the fiscal year ended June 30, 2012 Kimber incurred expenditures of $10,127,813 on its mineral properties which have been capitalized as follows, $142,813 for property acquisition and tax payments and exploration and evaluation expenditures of $9,985,000. Exploration and evaluation activity during the year ended June 30, 2012 was on the Monterde project.

This compares to expenditures on mineral properties during the fiscal year ended June 30, 2011 of $6,191,767; $103,845 for property acquisition and tax payments and exploration and evaluation expenditures of $6,087,922.

Exploration expenditures on the Monterde project increased in the year ended June 30, 2012 compared to the year ended June 30, 2011 due to a drilling program which started in January 2011 and continued until April 2012. A number of news releases were distributed during this period announcing the results of the drilling program.

A summary of mineral interests expenditures for the current and comparable period is included in the table below:

	Year Ended June 30, 2012	Year Ended June 30, 2011
Mineral interests
Property acquisition and taxes	$142,813	$103,845
Exploration and evaluation	9,985,000	6,087,922
Net capitalized expenditures	$10,127,813	$6,191,767

Exploration and evaluation, by location
Monterde	$9,985,000	$6,087,922
Total expenditures	$9,985,000	$6,087,922

Monterde expenditures included
Assays	$1,265,001	$482,902
Drilling	4,680,555	2,042,686
Engineering	837,261	809,735
Environmental studies	271,534	93,805
Field Office	666,754	575,186
Geological, geophysical	906,324	998,730
Metallurgy	255,826	167,429
Supplies	403,335	287,170
Other categories	698,410	630,279
Total Monterde expenditures	$9,985,000	$6,087,922

Monterde expenditures

Drilling costs were $4,680,555 for the year ended June 30, 2012 compared to $2,042,686 for the year ended June 30, 2011. In January 2011, Kimber announced a significant drill program at Monterde. The drill program was designed to expand and upgrade mineral resources at the Carmen and Veta Minitas deposits, to drill test new exploration targets and to gain drill samples for metallurgical and condemnation purposes. This program was initially planned at 30,000 metres (“m”) but was subsequently expanded to over 54,000m which included drilling targeted to expand mineral resources and for metallurgical and condemnation drilling. Significant high grade intercepts were found below the existing mineral resource at the Carmen deposit and additional mineralized structures were discovered northeast of the Carmen deposit. The program concluded in April 2012. An updated mineral resource estimate incorporating additional drill results will be issued in the near future.

Assay costs were $1,265,001 for the year ended June 30, 2012 compared to $482,902 for the year ended June 30, 2011. The increase in these costs is a result of the assays associated with the drill program.

Engineering costs for the year ended June 30, 2012 were comparable to the costs for the year ended June 30, 2011. Engineering costs have been incurred on various work programs and ongoing updates of the technical reports, including the updated Preliminary Economic

Assessment, prepared during 2011 and filed on SEDAR on July 25, 2011 and filed on EDGAR on July 28, 2011.

Additional environmental and metallurgical studies were undertaken by consultants as work was undertaken to advance towards a production decision.

Geological and geophysical costs decreased during the year ended June 30, 2012 as a result of a decrease in the use of geological consultants.

The increase in the cost of exploration supplies also increased as a result of the drilling activity.

Administration costs

Salary and benefit expenses include share-based compensation charges. Salary and benefit expenses were $1,859,744 during the year ended June 30, 2012 compared to $1,468,074 for the year ended June 30, 2011.

  Salary and benefits expenses net of share-based compensation charges were $1,002,211 for the year ended June 30, 2012 compared to $779,539 for the year ended June 30, 2011.
  Costs increased during the year ended June 30, 2012 due to the hiring of additional senior management, increases in senior management compensation and an increase in director fees.

  Non-cash share-based compensation charges were $857,533 for the year ended June 30, 2012 compared to $688,535 for the year ended June 30, 2011. Charges for the year ended June 30, 2012 were higher than the comparable year because of an increase in the number of options granted including those issued to a new director and new senior management employees.

Legal, consulting and audit expenses were $581,043 for the year ended June 30, 2012 compared to $527,730 in the previous year. The increase in costs was largely attributable to additional consulting work relating to the hiring of senior management employees and other corporate finance activities.

Investor relations and shareholder communications expenses were $211,251 for the year ended June 30, 2012 compared to $193,203 for the year ended June 30, 2011. The increase for the current year was attributable to an increase in activity at conferences, increased marketing related travel, increased online advertising and increased news release preparation and dissemination.

Office, insurance and miscellaneous expenses were $269,514 for the year ended June 30, 2012 compared to $250,437 for the year ended June 30, 2011. The main component of these costs related to business insurance. Insurance costs included in the above total were $114,793 for the year ended June 30, 2012 compared to $125,211 for the year ended June 30, 2011. The decrease in insurance costs was due primarily to a reduction in the annual premium for director’s and officer’s liability insurance. The overall increase in costs was attributable to an increase in computerized systems upgrade and maintenance costs.

Transfer and filing fees were $125,665 for the year ended June 30, 2012 compared to $139,468 for the year ended June 30, 2011. Transfer and filing fees includes fees paid to Kimber’s transfer agent and annual listing fees paid to the TSX and the NYSE MKT. Fees for the current year are comparable to those incurred during the previous year.

General exploration costs were $98,355 for the year ended June 30, 2012 compared to $71,038 for the year ended June 30, 2011. These costs include costs incurred on the Pericones ($60,436) and Setago ($37,919) properties during 2012 which are no longer being capitalized. The increase in costs is primarily attributable to increases in the semi-annual concession fees.

Kimber recorded a loss from foreign exchange of $78,232 during the year ended June 30, 2012 compared to a loss of $113,374 in the year ended 2011. The loss originates from funds advanced to Mexico during the year that have depreciated in value due to fluctuations in the Mexican peso or United States dollar relative to the Canadian dollar.

Selected Annual Information

The following information is for each of the three fiscal years ended June 30, 2012, 2011 and 2010:

	2012	2011	2010(1)
Investment income	$63,920	$40,366	$7,328
Net loss	$(3,566,641)	$(2,967,411)	$(4,126,614)
Net loss per share – basic and diluted	$(0.04)	$(0.04)	$(0.06)
Total assets	$62,808,643	$58,995,943	$48,192,238
Non-current liabilities	-	-	-
Dividends	-	-	-
(1) Figures for 2010 are in accordance with Canadian Generally Accepted Accounting Policies

Kimber’s investment income increased during the current fiscal year due to interest rates from short term investments compared to the previous year and the cash and cash equivalents on hand that were available for short-term investment in 2012.

Kimber’s net assets have increased over the fiscal periods mainly because of share capital proceeds raised through a public offering, private placements, exercise of warrants and increased unproven mineral right interests expenditures capitalized during the years.

Summary of Quarterly Results September 30, 2010 to June 30, 2012

	Q4 Jun30/12	Q3 Mar31/12	Q2 Dec31/11	Q1 Sep30/11
Interest income	$6,214	$9,751	$17,693	$30,262
Total Loss	$(967,570)	$(987,341)	$(843,543)	$(758,187)
Loss per share – basic and diluted	$(0.01)	$(0.01)	$(0.01)	$(0.01)

	Q4 Jun30/11	Q3 Mar31/11	Q2 Dec31/10	Q1 Sep30/10
Interest income	$15,883	$18,980	$3,415	$2,088
Total Loss	$(790,470)	$(893,431)	$(636,504)	$(647,006)
Loss per share – basic and diluted	$(0.01)	$(0.01)	$(0.01)	$(0.01)
All of the above figures are in accordance with IFRS

Kimber is in the exploration stage, and therefore, variances in its quarterly losses are not affected by sales or production-related factors. Increases in expenditures are generally attributed to growth in operations and success in financing activities which allow Kimber to undertake further development and exploration on its properties.

Kimber’s income is derived from interest and gains received on cash or short-term investments classified as cash. Interest income fluctuates according to the amounts of funds held in deposit and interest rates offered during the period. Kimber does not have revenues from mining operations and does not expect to have revenues in the near future other than interest earned on cash balances.

Financial Condition

At June 30, 2012, Kimber had working capital of $2,420,521 (2011 - $7,692,715). As of June 30, 2012, Kimber had no long-term debt or long-term obligations. On July 18, 2012, Kimber entered into a credit facility described below under Financings. The change in working capital for the year ended June 30, 2012 is the result of a decrease in cash to $1,546,363 from $8,401,429, an increase in trade and other receivables to $1,417,756 from $1,078,794, an increase in prepaid expenses to $279,229 from $127,508, and a decrease in trade and other payables to $822,827 as at June 30, 2012 from $1,915,016 as at June 30, 2011. The increase in trade and other receivables is the result of greater amount of IVA (value added tax) receivable due to expenses in Mexico and the decrease in in trade and other payables is the result of the costs associated with the April 2012 completion of the drilling program in Monterde.

Cash Flows

Kimber has generated cash inflows from selling its shares either through financings or the exercise of outstanding stock options and warrants. There is a risk that these financings will not be possible and that options and warrants may not be exercised if Kimber’s share price falls below the exercise price.

Trade and other receivables were $1,417,756 at June 30, 2012 compared to $1,078,794 at June 30, 2011. The increase was due to a greater amount of IVA receivable from the Government of Mexico. Receivables for IVA, which is currently charged at 16% of expenditures in Mexico, was $1,371,200 at June 30, 2012 compared to $1,009,003 as at June 30, 2011. The amount of IVA receivable has increased because of the increase in costs associated with the drilling program. During the year ended June 30, 2012 Kimber made a full provision ($122,942) for the balance of the IVA which was greater than one year old. The IVA balance of $1,371,200 receivable at June 30, 2012 has been outstanding for less than one year and at the date of this MD&A management believes that the full amount of the IVA is recoverable.

Prepaid expenses were $279,229 at June 30, 2012 compared to $127,508 at June 30, 2011. Prepaid expenses include amounts for annual insurance premiums, annual stock exchange listing fees and annual software licensing fees. In addition as at June 30, 2012 the total includes $125,033 of prepaid expenses directly related to a loan received during July 2012 from Sprott Resource Lending Partnership (“SRLP”).

Kimber made equipment purchases of $166,299 during the year ended June 30, 2012 compared to $157,493 for the year ended June 30, 2011. The main components of the additions were for an upgrade of the camp in Mexico ($89,487).

Property acquisition costs of $142,813 were incurred for concession taxes for the year ended June 30, 2012. For the year ended June 30, 2011, property acquisition costs totaled $103,845. Future acquisition expenditures on these staked concessions should be comparable as there are no further property purchase payments required.

Share capital increased cash inflows during the year ended June 30, 2012, by an aggregate of $7,613,997, $8,096,000 through the issuance of 5,060,000 common shares issued by a private placement at a cost of $1.60 per share, partially offset by share issuance costs of $655,867; $167,114 from 211,101 shares issued on exercise of stock options, and $6,750 from 3,750 shares issued on the exercise of warrants.

Financings

On July 18, 2012, Kimber announced that it had entered into a $5 million bridge loan credit facility with SRLP, as discussed below under “Subsequent Event”.

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

Share issue costs of this financing were $1,084,883, plus non-cash costs of $146,081 relating to underwriter warrants, for net proceeds of $11,634,117.

During the year ended June 30, 2012 stock options were exercised for proceeds of $167,114 (June 30, 2011; $57,075) and warrants were exercised for proceeds of $6,750 (June 30, 2010; $18,000).

Contractual Obligations

As of June 30, 2012 Kimber had no long-term debt. On July 18, 2012, Kimber entered into a bridge loan credit facility with SRLP as discussed below under “Subsequent Event”. Kimber has no future contractual obligations to property vendors for the Monterde, Setago or Pericones Properties.

Kimber leases its premises under an operating lease which expires on December 31, 2012. Kimber is obligated to make basic rent payments under its operating lease in the fiscal year ended June 30, 2013 totalling $62,235. In addition, under the lease Kimber has the obligation to pay its proportionate share of operating costs and taxes for the building.

Capital Resources and Liquidity

Capital resources of Kimber consist primarily of cash and liquid short-term investments. As at August 31, 2012 Kimber had cash and cash equivalents totaling approximately $3,830,000, approximately $1,200,000 in trade and other receivables and an estimated $500,000 in trade and other payables.

Based on the current cash resources and the recent loan facility, management believes that it has sufficient cash to continue operations for more than twelve months. Management will be reviewing cash expenditures on an on-going basis, and will be seeking to obtain additional financing. There can be no assurance that Kimber will succeed in obtaining additional financing, now or in the future. The current market conditions could make it difficult or impossible for Kimber to raise necessary funds to meet its capital requirements. Failure to raise additional financing on a timely basis could cause Kimber to suspend its operations and eventually to forfeit or sell its interest in its properties. In the past, Kimber has been successful at raising funds to continue work on its mining properties. However, there is no certainty that Kimber will be able to raise additional funding on reasonable terms if at all, in which case the property may be joint ventured, sold or abandoned.

Kimber does not anticipate the payment of dividends in the foreseeable future.

Related Party Transactions

There were no related party transactions during the period.

Mineral Interests

The Monterde property, located in the Sierra Madre region of south-western Chihuahua State, Mexico, is Kimber’s principal asset. As at June 30, 2012, the Monterde property is comprised of 35 mineral concessions covering 29,296 hectares and which extend 37 kilometres along the trend of mineralization.

Kimber holds 100% of the Monterde property, free of royalties, through its wholly-owned Mexican subsidiary, Minera Monterde, S. de R.L. de C.V. Three gold-silver deposits have been extensively drilled at Monterde, including Carmen, Veta Minitas and Carotare. Details of this work are listed in the Form 20-F Annual Report, filed on SEDAR and EDGAR, are displayed on Kimber’s website, and have been described in previous news releases. The designated Qualified Persons responsible for each of the mineral resource statements are stated in the Form 20-F Annual Report.

Kimber has announced results from the latest drilling program at Monterde in a number of news releases throughout the year.

Monterde – Carmen
The Carmen deposit is the main deposit located to date on the Monterde property. The Carmen deposit has been exploited in historic underground workings. Kimber has completed a number of exploration programs on the deposit. The latest mineral resource estimate defined a high grade gold-silver mineral resource with improved metallurgical recoveries, which lies within an overall larger lower grade mineral resource. This latest mineral resource estimate completed in April 2011 and filed on SEDAR on July 25, 2011 and on EDGAR on July 28, 2011 was based on 588 drill holes and 329 metallurgical tests after thorough geological and metallurgical reviews. An updated mineral resource estimate incorporating additional drill results will be issued in the near future.

Monterde - Veta Minitas
Veta Minitas is located approximately 250m south-west of the Carmen gold-silver deposit. The current mineral resource estimate defined a high grade gold-silver mineral resource which lies within an overall larger lower grade mineral resource. This mineral resource estimate completed in April 2011 and filed on SEDAR on July 25, 2011 and on EDGAR on July 28, 2011 was based on 61 drill holes and 17 metallurgical tests after a thorough geological review.

Monterde – Carotare
The Carotare zone of mineralization is located 2km west of the Carmen Deposit. The current mineral resource estimate completed in April 2011 and filed on SEDAR on July 25, 2011 and on EDGAR on July 28, 2011 for the Carotare deposit was based on 85 drill holes and 19 metallurgical samples after a thorough geological review.

Monterde – Preliminary Economic Assessment
An updated Preliminary Economic Assessment for the Carmen and Veta Minitas Deposits at the Monterde property is described in Kimber’s news release of June 8, 2011, and a technical report prepared by Micon International Limited, with assistance by Kirkham Geosystems Ltd., Knight Piésold Consulting Ltd. and other consultants employed directly by Kimber, was filed on SEDAR on July 25, 2011 and on EDGAR on July 28, 2011.

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

The disclosure in this MD&A of technical information has been prepared under the supervision of David Hembree, Registered Professional Geologist and Vice President, Exploration of Kimber, a Qualified Person under NI 43-101.

Safety

Kimber continues to encourage a safe work environment. Safety meetings have been held and first aid instruction given. Protective equipment is mandatory in the vicinity of heavy machinery and underground. There were no lost time incidents during the year ended June 30, 2012.

Off-Balance Sheet Arrangements

Kimber has no off-balance sheet arrangements or transactions and none are contemplated.

Capital Management

The capital structure of Kimber consists of equity attributable to common shareholders comprising issued capital, share option reserve, warrant reserve and deficit. Total capital as at June 30, 2012 was $61,985,816 (June 30, 2011- $57,080,927). Kimber has no externally imposed capital requirements.

Kimber’s objectives when managing capital are to maintain adequate capital resources to safeguard Kimber’s ability to continue as a going concern, to maintain adequate levels of funding to support the acquisition, exploration and development of mineral properties, to maintain investor, creditor and market confidence to sustain future development of the business, and provide returns to shareholders and benefits for other stakeholders.

Fair value of Financial Instruments

Kimber has designated its cash and cash equivalents and trade and other receivables as loans and receivables, which are measured at amortized cost. Trade and other payables are classified as other liabilities, which are measured at amortized cost. The carrying values of these financial instruments approximate fair values due to the short-term nature of these instruments.

Kimber manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, and credit risk.

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

The types of risk exposures and the way in which such exposures are managed are as follows:

Concentration Risk

Concentration risks exist in cash and cash equivalents because significant balances are maintained with one financial institution. As at June 30, 2012, over 96% (2011- 99%) of cash and cash equivalents were invested with one financial institution in cash and Canadian government treasury bills with maturities of less than 90 days.

Credit Risk

Credit risk primarily arises from Kimber’s cash and cash equivalents and trade and other receivables. The maximum risk exposure is limited to their carrying amounts at the balance sheet date. Cash and cash equivalents are held as cash deposits or invested in treasury bills with various maturity dates. Kimber periodically assesses the quality of its deposits.

Trade and other receivables consist primarily of paid value added tax (IVA) recoverable from the Mexican Government for Mexican expenditures. Kimber regularly reviews the collectability of its trade and other receivables.

Liquidity Risk

Liquidity risk is the risk that Kimber may not be able to meet its financial obligations as they become due. Kimber attempts to ensure that there is sufficient cash and cash equivalents to meet its business requirements on a timely basis. Kimber prepares regular budgets which are approved by the Board of Directors and also prepares cash flow forecasts on a regular basis.

The following table details Kimber’s expected remaining contractual maturities for its financial liabilities. The table is based on the undiscounted cash flows of financial liabilities based on the earliest date on which Kimber can be required to satisfy the liabilities.

	Less than 1 month	1-3 months	Total
At June 30, 2012
Accounts payable	$534,554	-	$534,554
Accrued liabilities	-	$288,273	$288,273

At June 30, 2011
Accounts payable	$1,631,757	-	$1,631,757
Accrued liabilities	-	$283,259	$283,259

Currency Risk

The operating results and financial position of Kimber are reported in Canadian dollars. Certain of Kimber’s financial instruments and transactions are denominated in currencies other than the Canadian dollar. The results of Kimber’s operations are subject to currency transaction and translation risk.

Kimber’s exploration and some administration costs are incurred in Mexico and are denominated in Mexican pesos or US dollars. The fluctuation of the US dollar and Mexican peso in relation to the Canadian dollar will consequently impact Kimber’s operating results and may affect the value of Kimber’s assets and the amount of the equity. Kimber does not currently hedge its exposure to foreign exchange movements.

A significant amount (2012- 48%, 2011- 88%) of Kimber’s monetary assets are held in Canadian dollars. A 5% change in the US dollar and Mexican peso will affect Kimber as is indicated in the following table.

	2012	2011
Change in Loss
United States dollars	$4,380	$59,115
Mexican pesos	$64,529	$12,486

The major components of Kimber’s monetary assets held in foreign currency were IVA receivable held in Mexican pesos at June 30, 2012 and cash held in US dollars at June 30, 2011.

At June 30, 2012, $1,290,581 of Kimber’s monetary assets (primarily IVA receivable) were held in Mexican pesos. This amount was translated to Canadian dollars at the quarter end closing rate.

At the comparable period ended June 30, 2011, $1,182,300 of Kimber’s monetary assets (cash and cash equivalents) was held in US dollars. This amount was translated to Canadian dollars at the quarter end closing rate.

Legal Proceedings

Kimber and its subsidiaries are not parties to any legal proceedings and have no material contingent liabilities as at June 30, 2012.

First time adoption of IFRS

Kimber adopted IFRS on July 1, 2011 with a transition date of July 1, 2010. The consolidated financial statements for the year ended June 30, 2012 are the Company’s first IFRS annual consolidated financial statements.

Critical accounting policies and estimates

A comprehensive discussion of Kimber’s significant accounting policies is contained in Note 3 to the consolidated financial statements.

Certain of these policies are recognized as critical because in applying these policies management is required to make judgements, assumptions and estimates that have a significant impact on the financial results of Kimber. The estimates used in applying these critical accounting policies have been discussed with the Audit Committee of our Board of Directors and are discussed below.

Measurement Uncertainties

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements, and the reported amounts of expenses incurred during the reporting period. Significant areas requiring the use of management estimates relate to the determination of environmental obligations, share-based compensation, impairment of unproven mineral right interests and amortization. Actual results could differ from those estimates.

Mineral Interests

Mineral interest acquisition costs, exploration, evaluation and direct field costs are deferred until the rights to which they relate are placed into production, at which time these deferred costs will be amortized over the estimated useful life of the interests upon commissioning the property, or written-off if the interests are disposed of, impaired or abandoned. Management reviews the carrying amounts of mineral interests on a periodic basis and will recognize impairment based upon current exploration results and upon assessment of the probability of profitable exploitation of the interests. Management’s assessment of the mineral interest’s fair value is also based upon a review of other mineral interest transactions that have occurred in the same geographic area as that of the interests under review. Administration costs and other exploration costs that do not relate to a specific mineral interest are expensed as incurred.

Costs include the cash consideration and the fair value of shares issued on the acquisition of mineral interests. Interests acquired under option or joint venture agreements, whereby payments are made at the sole discretion of Kimber, are recorded in the accounts when the payments are made. Proceeds from property option payments received by Kimber would be netted against the deferred costs of the related mineral interests, with any excess being included in operations. No option payments were received during the years ended June 30, 2012 and 2011.

Internal Control over Financial Reporting

Kimber’s management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”), as defined in National Instrument 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings of the Canadian Securities Administrators (“NI 52-109”) and as defined in the US Securities Exchange Act of 1934 (the “Exchange Act”).

Kimber’s ICFR includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of Kimber’s assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that the Company’s receipts and expenditures are being made only in accordance with authorizations of Kimber’s management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Kimber’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness in future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Kimber’s management, including its Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of Kimber’s internal control over financial reporting as of June 30, 2012. In making its assessment of internal control over financial reporting, Kimber’s management used the criteria established in Internal Control an Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, Kimber’s management concluded that Kimber’s internal control over financial reporting was effective as at June 30, 2012 and no material weaknesses were identified. The CEO and CFO of Kimber have certified the above in its annual filings with both the US Securities Exchange on Form 20-F, and with the Canadian Securities Administrators.

Deloitte & Touche LLP, Kimber’s Independent Registered Chartered Accountants, have audited the consolidated financial statements of Kimber for the year ended June 30, 2012 and have issued a report on the internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States).

This management report and the auditor attestation report shall be deemed not to be filed for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section.

There has been no change in Kimber’s internal control over financial reporting during the financial year ended June 30, 2012 that has materially affected, or is reasonably likely to materially affect, Kimber’s internal control over financial reporting.

Disclosure Controls and Procedures

Kimber, under the supervision and with the participation of Kimber’s management, including its Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), and in NI 52-109, as of June 30, 2012.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act and under NI 52-109 is recorded, processed, summarized and reported within the time periods specified in the Exchange Act and in NI 52-109 rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act and under NI 52-109 is accumulated and communicated to management, including the Company’s Chief Executive Officer and the Company’s Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of June 30, 2012.

Outstanding Share Data

Kimber has one class of shares as at June 30, 2012 and at September 18, 2012. At June 30, 2012 Kimber had 82,459,937 shares issued and 93,754,702 outstanding on a diluted basis. At September 18, 2012 Kimber had 82,745,626 shares issued and 93,429,941 outstanding on a diluted basis including 285,689 shares issued on August 31, 2012 to SRLP as part of the loan agreement.

Kimber has a stock option plan and at June 30, 2012 there were 6,221,965 options to purchase shares outstanding. Of the 6,221,965 options to purchase shares granted to employees, directors and consultants, options to purchase 5,466,325 shares had vested.

Kimber had 5,072,800 warrants to purchase shares outstanding as at June 30, 2012. Out of this total 4,528,750 warrants with an exercise price of $1.80 expire on December 23, 2012, and 544,050 warrants with an exercise price of $1.40 expire on December 23, 2012.

Subsequent Event

On July 18, 2012, Kimber announced that it had entered into a $5 million bridge loan credit facility with SRLP. The facility is at an interest rate of 12% per annum, payable monthly. The facility was made available through a $3 million drawdown on the closing date and a $2 million drawdown which can be made within 120 days thereafter. The term of the facility is one year, which may be extended for an additional six months, subject to the facility being in good standing, and on payment of an extension fee in the amount of 3% of the amount drawn down. SRLP was paid a structuring fee in the amount of $50,000. In consideration of the drawdown Kimber was obligated to make a share bonus payment of $180,000 being 6% of the advance. On

September 10, 2012 285,689 shares were issued to SRLP and its nominees in respect of the share bonus payment.

Risk and Uncertainties

Except for historical information contained in this MD&A, disclosure statements contained herein are forward-looking, such statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements.

Kimber is a mineral exploration company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed in the notes to financial statements and in the Form 20-F (our Annual Information Form).

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

For a more complete, but not exhaustive, list of potential risk factors which could affect Kimber please refer to Kimber’s current Form 20-F filed on SEDAR and EDGAR, also available on Kimber’s website.

Below is a brief summary of some of Kimber’s risks and uncertainties. Each of these risks is more fully described in our Form 20-F (our Annual Information Form), along with other risks and uncertainties.

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

  The current events in global financial markets have had a profound impact on the global economy, in general and on the mining industry in particular. These events may negatively impact Kimber.

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

