Form 20-F/A
period 2012-06-30
Kimber Resources Inc.
filed 2012-10-04
CIK 1294662

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

[   ] Yes [ X ] No

EXPLANATORY NOTE

The purpose of this amendment to our Annual Report on Form 20-F for the period ended June 30, 2012, filed with the Securities Exchange Commission on September 28, 2012 (the “Form 20-F”), is to furnish Exhibit 101 – Interactive Data File in accordance with Rule 405 of Regulation S-T. The only change from the financial statements as filed in the Form 20-F is that all line items in the consolidated statements of net loss and comprehensive loss other than income line items are shown in parenthesis. This Form 20-F/A continues to describe conditions as of our original filing, and does not update disclosures contained herein to reflect events that occurred at a later date. This amendment speaks as of the original filing date of the Form 20-F, does not reflect events that may have occurred subsequent to the original filing date and does not modify or update in any way disclosures made in the Form 20-F.

Kimber Resources Inc.
Consolidated statements of net loss and comprehensive loss
year ended June 30, 2012
(Stated in Canadian dollars)

	2012	2011
	$	$
		(Note 15)
Expenses
Salaries and benefits	(1,859,744)	(1,468,074)
Legal, consulting and audit	(581,043)	(527,730)
Office, insurance and miscellaneous	(269,514)	(250,437)
Rent	(231,612)	(207,191)
Investor relations	(211,251)	(193,203)
Transfer and filing fees	(125,665)	(139,468)
Other expense	(122,942)	-
General exploration	(98,355)	(71,038)
Foreign exchange loss	(78,232)	(113,374)
Travel and accommodation	(62,513)	(34,831)
Amortization of equipment	(22,307)	(15,632)
Operating loss	(3,663,178)	(3,020,978)

Other items
Finance income	63,920	40,366
Finance expense	(2,296)	(3,098)
Other income	34,913	16,299
Net loss and comprehensive loss	(3,566,641)	(2,967,411)

Loss per share, basic and diluted	(0.04)	(0.04)

Weighted average number of common shares outstanding, basic and diluted	82,052,869	73,104,638

SIGNATURE PAGE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, Kimber Resources Inc. certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused this Annual Report be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 3, 2012

On Behalf of KIMBER RESOURCES INC.,

“/s/Gordon Cummings”
Gordon Cummings
President, Chief Executive Officer and Director

“/s/Lyn Davies”
Lyn Davies
Chief Financial Officer